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Item 8. Financial Statements and Supplementary Data

ARRANGEMENT INVOLVING
WESTERN OIL SANDS INC.
– and –
MARATHON OIL CORPORATION
– and –
1339971 ALBERTA LTD.
– and –
WESTERNZAGROS RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
NOTICE OF PETITION
INFORMATION CIRCULAR OF WESTERN OIL SANDS INC.

These materials are important and require your immediate attention. They require Western Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors. The Western Board of Directors recommends that Western Shareholders vote FOR the Arrangement. If you have any questions or require more information with regard to voting your Western Shares, please contact Georgeson, our proxy solicitation agent, at 1-888-605-7643.

September 14, 2007

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merits of the plan of arrangement described in this Information Circular.

        Additional documentation accompanying and forming part of this Information Circular has been included on the enclosed CD-ROM. See "Documents on the Enclosed CD-ROM".

September 14, 2007

Dear Western Shareholders:

        The Board of Directors cordially invites you to attend a special meeting of holders of Class A shares ("Western Shares") of Western Oil Sands Inc. ("Western") to be held at 10:00 a.m. (Calgary time) on Tuesday, October 16, 2007 in the Macleod Hall B at the TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta.

        At the meeting, shareholders will be asked to approve an arrangement (the "Arrangement") pursuant to which (i) Marathon Oil Corporation ("Marathon") will indirectly acquire Western in exchange for the consideration to be received by holders of Western Shares from Marathon, as described below, and (ii) shares and warrants to acquire shares of a new international exploration company, WesternZagros Resources Ltd. ("New WesternZagros") will be distributed to holders of Western Shares. Marathon is an integrated international energy company engaged in exploration and production, integrated gas, and refining, marketing and transportation. Headquartered in Houston, Texas, Marathon's principal exploration and production activities are in the United States, Angola, Equatorial Guinea, Indonesia, Libya, Norway and the United Kingdom. Marathon is also the fifth-largest refiner in the United States and has a retail marketing system within the United States comprising approximately 5,700 locations in 17 states. The combination of Marathon and Western will result in the integration of Western's Canadian upstream oil sands assets with Marathon's downstream refining operations. Marathon brings considerable experience in refining, and the combination of its substantial capital resources with Western's interest in the Athabasca Oil Sands Project, Western's in-situ assets, and Western's oil sands personnel will provide a platform for future growth and competitive advantage.

        Under the Arrangement, a holder of Western Shares may elect, subject to certain pro-ration provisions described below, to receive for each Western Share, either:

  (a)
  Cdn$35.50 in cash;

  (b)
  0.5932 of a share of Marathon common stock (each, a "Marathon Share");

  (c)
  0.5932 of an exchangeable share (each, an "Exchangeable Share") in the capital of 1339971 Alberta Ltd. ("AcquisitionCo"), an indirect subsidiary of Marathon (other than holders of Western Shares who are non-residents of Canada or are exempt from tax under Part I of the Income Tax Act (Canada) who are not entitled to elect to receive Exchangeable Shares); or

  (d)
  a combination thereof,

in exchange for the aggregate number of Western Shares in respect of which such an election is made.

        In addition, a holder of Western Shares will receive, for each Western Share, one common share (each, a "New WesternZagros Share") in the capital of New WesternZagros and one-tenth of a New WesternZagros common share purchase warrant (each, a "New WesternZagros Warrant"). Each whole New WesternZagros Warrant will entitle the holder thereof to purchase one New WesternZagros Share at a price of Cdn$2.50 until the date which is three months from the effective date of the Arrangement. New WesternZagros was incorporated for the sole purpose of participating in the Arrangement and has not carried on any active business other than in connection with the Arrangement and related matters. Following completion of the Arrangement and certain other transactions, New WesternZagros will carry on the business currently carried on by Western's subsidiary, WesternZagros Resources Inc., in the Kurdistan region of Iraq. New WesternZagros has applied to list the New WesternZagros Shares and the New WesternZagros Warrants on the TSX Venture Exchange (the "TSX-V"). Listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V will be subject to New WesternZagros meeting the original listing requirements of the TSX-V. Trading in both the New WesternZagros Shares and the New WesternZagros Warrants is expected to commence concurrently with the delisting of the Western Shares on the TSX.

        Under the Arrangement, the maximum amount of cash to be paid to holders of Western Shares is approximately Cdn$3.8 billion, the maximum number of Exchangeable Shares that may be elected by shareholders is 29.4 million and the maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to holders of Western Shares is 34.3 million. If holders of Western Shares elect to receive either cash, Exchangeable Shares or Marathon Shares in excess of these amounts, the actual amount of cash and the actual number of Exchangeable Shares and Marathon Shares issued to holders of Western Shares pursuant to the Arrangement will be subject to pro-ration. As a result, holders of Western Shares will receive, in aggregate, cash in respect of approximately 65% of the outstanding Western Shares and Marathon Shares and Exchangeable Shares in respect of approximately 35% of the outstanding Western Shares.

        Each Exchangeable Share will initially be exchangeable at any time for one Marathon Share. The Exchangeable Shares will have economic and voting rights that are, as nearly as practicable, the same as the rights of Marathon Shares, including the right to vote at meetings of holders of Marathon Shares. The exchange ratio for the Exchangeable Shares will be adjusted from time to time to account for cash dividends paid by Marathon on the Marathon Shares. The Exchangeable Shares may offer certain Canadian shareholders the opportunity to achieve a Canadian tax deferral in certain circumstances as described in the information circular of Western enclosed herewith (the "Information Circular").

        It is a condition to the Arrangement that the Marathon Shares issued pursuant to the Arrangement and upon an exchange of Exchangeable Shares be listed on the New York Stock Exchange. There is currently no intention to list the Exchangeable Shares on a stock exchange.

        The Board of Directors has considered the Arrangement at length and has unanimously determined that the Arrangement is in the best interests of Western and the Western shareholders and has, based upon, among other things, the opinions of its financial advisors, unanimously determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western shareholders. Accordingly, the Board of Directors has unanimously approved the Arrangement and unanimously recommends that shareholders vote in favour of the Arrangement.

        It is important that your Western Shares be represented at the meeting. Whether or not you are able to attend, we urge you to complete the enclosed form of proxy and return it in the envelope provided or by fax to the attention of Valiant Trust Company, Proxy Department at (403) 233-2857 not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the meeting. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-888-605-7643.

        Included with this letter, in addition to the proxy form, is a notice of the special meeting and the Information Circular, including a CD-ROM on which you will find documents that form part of the Information Circular. The Information Circular contains a detailed description of the Arrangement, including a summary of certain information in the Information Circular. You should consider carefully all of the information in the Information Circular. If you require assistance, consult your financial, legal, tax or other professional advisors.

        Also enclosed is a letter of transmittal and election form to enable holders of Western Shares to elect the form of consideration they wish to receive. The letter of transmittal and election form contains complete instructions on how to make your election and exchange your Western Shares. You will not actually receive your cash, Exchangeable Shares and/or Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants until the Arrangement is completed and you have returned your properly completed documents, including the letter of transmittal and election form and share certificates. The consideration you will actually receive will also be subject to the pro-ration provisions described above and in the Information Circular. The letter of transmittal and election form must be submitted by 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the meeting, or if the meeting is adjourned at such time on the business day immediately prior to the date of such adjourned meeting.

        Subject to obtaining court and other regulatory approvals, if the shareholders approve the Arrangement, it is anticipated that the Arrangement will be completed in October 2007.

        If you have any questions or need additional information, you should consult your financial, legal, tax or other professional advisor, or contact our proxy solicitation agent, Georgeson, at the numbers listed on the back cover of the Information Circular.

        On behalf of Western, I would like to thank all shareholders for their ongoing support as we prepare to take part in this important event in the history of Western.

Yours very truly,

James C. Houck President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

WESTERN OIL SANDS INC.

        NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated September 14, 2007, a special meeting (the "Meeting") of the holders of Class A shares (the "Western Shareholders") of Western Oil Sands Inc. ("Western") will be held at the Macleod Hall B, TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta on Tuesday, October 16, 2007 at 10:00 a.m. (Calgary time) for the following purposes:

1.
for Western Shareholders to consider and, if deemed advisable, to pass a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation ("Marathon"), of all of the outstanding Class A shares (the "Common Shares") of Western in exchange for, in respect of each Common Share, either: (i) Cdn$35.50 in cash; (ii) 0.5932 of a share of Marathon common stock; (iii) 0.5932 of an exchangeable share of 1339971 Alberta Ltd.; or (iv) a combination thereof, subject to pro-ration, as well as one common share of WesternZagros Resources Ltd. ("New WesternZagros") and one-tenth of a common share purchase warrant of New WesternZagros, all as more particularly described in the accompanying information circular of Western (the "Information Circular");

2.
for Western Shareholders to consider and, if deemed advisable, to pass an ordinary resolution ratifying and approving a stock option plan for New WesternZagros;

3.
for Western Shareholders to consider and, if deemed advisable, to pass an ordinary resolution to approve a shareholder rights plan for New WesternZagros;

4.
for Western Shareholders to consider and, if deemed advisable, to pass an ordinary resolution approving the private placement of up to 5 million common shares of New WesternZagros at a price of Cdn$2.50 per share; and

5.
to transact such other business as may properly come before the Meeting or any adjournment thereof.

        The completion of the Arrangement is not conditional upon approval of the New WesternZagros stock option plan, the New WesternZagros shareholder rights plan or the New WesternZagros private placement.

        The board of directors of Western has set the close of business on September 14, 2007 (the "Record Date") as the record date for determining Western Shareholders who are entitled to receive notice of the Meeting. Only Western Shareholders whose names have been entered in the register of Western Shareholders at the close of business on that date are entitled to receive notice of, and to vote at, the Meeting unless a Western Shareholder transfers his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands not later than the close of business 10 days before the Meeting, that the transferee's name be included in the list of Western Shareholders entitled to vote such Common Shares at the Meeting.

        The Arrangement is described in the Information Circular, which forms part of this Notice. The full text of the Arrangement Resolution is set out in Appendix A to the Information Circular.

        Pursuant to the Interim Order, registered Western Shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their Common Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A registered Western Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to Western a written objection to the Arrangement Resolution, which written objection must be received by the Vice President, General Counsel and Corporate Secretary of Western by 2:00 p.m. (Calgary time) on the business day before the Meeting (or any adjournment or postponement thereof). A Western Shareholder's right to dissent is more particularly described in the Information Circular and a copy of the Interim Order and the text of Section 191 of the ABCA are set forth in Appendices B and J, respectively, to the Information Circular.

        Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Common Shares are entitled to dissent. Accordingly, a beneficial owner of Common Shares desiring to exercise this right must make arrangements for the Common Shares beneficially owned by such Western Shareholder to be registered in the Western Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Western or, alternatively, make arrangements for the registered holder of such Common Shares to dissent on the Western Shareholder's behalf. It is strongly suggested that any Western Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such Western Shareholder's right to dissent.

        Whether or not you intend to attend the Meeting, you are requested to complete, sign, date and return the enclosed form of proxy either in the enclosed addressed envelope to Western Oil Sands Inc., c/o Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1 or by fax to the attention of the Proxy Department at (403) 233-2857 no later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof. The time limit for the deposit of proxies may be waived by the Western Board of Directors at its discretion, without notice. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-888-605-7643.

        DATED at Calgary, Alberta, this 14th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF WESTERN OIL SANDS INC.
(Signed) "James C. Houck" President and Chief Executive Officer

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT,
R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
WESTERN OIL SANDS INC., MARATHON OIL CORPORATION, 1339971 ALBERTA LTD. AND
WESTERNZAGROS RESOURCES LTD.

AND

THE SHAREHOLDERS OF WESTERN OIL SANDS INC.

NOTICE OF PETITION

        NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Western Oil Sands Inc. ("Western") with respect to a proposed arrangement (the "Arrangement") under Section 193 of the Business Corporations Act, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Western, Marathon Oil Corporation, 1339971 Alberta Ltd. and WesternZagros Resources Ltd. and holders of Class A shares of Western ("Western Shareholders"), which Arrangement is described in greater detail in the information circular of Western dated September 14, 2007, accompanying this Notice of Petition.

        At the hearing of the Petition, Western intends to seek:

  (a)
  an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA;

  (b)
  a declaration that the terms and conditions of the Arrangement are fair to the Western Shareholders from a substantive and a procedural point of view;

  (c)
  a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of Section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

  (d)
  such other and further orders, declarations and directions as the Court may deem just.

        AND NOTICE IS HEREBY GIVEN that the order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to the distribution of the shares of common stock of Marathon Oil Corporation, the exchangeable shares of 1339971 Alberta Ltd., the common shares of WesternZagros Resources Ltd. and the common share purchase warrants of WesternZagros Resources Ltd. (but not the common shares of WesternZagros Resources Ltd. issuable upon exercise thereof), to be issued pursuant to the Arrangement.

        AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 601 - 5th Street S.W., Calgary, Alberta, on the 16th day of October, 2007 at 1:15 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Western Shareholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any Western Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Western on or before noon on October 11, 2007, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court. Service on Western is to be effected by delivery to the solicitors for Western at the address below. If any Western Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

        AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Western and that in the event the hearing of the Petition is adjourned, only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

        AND NOTICE IS FURTHER GIVEN that the Court, by Order dated September 14, 2007, has given directions as to the calling and holding of the meeting of Western Shareholders for the purpose of such holders voting upon the special resolution to approve the Arrangement and has directed that for registered Western Shareholders, a right of dissent with respect to the Arrangement under the provisions of Section 191 of the ABCA shall be applicable.

        AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Western Shareholder or other interested party requesting the same by the undermentioned solicitors for Western upon written request delivered to such solicitors as follows:

Macleod Dixon LLP 3700, 400 - 3rd Avenue S.W. Calgary, Alberta T2P 4H2 Attention: Steven H. Leitl

        DATED at the City of Calgary, in the Province of Alberta, this 14th day of September, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF WESTERN OIL SANDS INC.
(Signed) "James C. Houck" President and Chief Executive Officer

INFORMATION CIRCULAR

Introduction

        This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Western for use at the Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

        All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement which is attached to this Information Circular as Appendix C. You are urged to carefully read the full text of the Plan of Arrangement.

        All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of September 1, 2007 unless otherwise specifically stated.

        The information concerning Marathon and its subsidiaries contained in this Information Circular, including the appendices and on the enclosed CD-ROM, has been taken from or is based upon publicly available documents, records and information on file with the United States Securities and Exchange Commission, the New York Stock Exchange and other public sources or has been provided by Marathon for inclusion in this Information Circular. Although Western has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by Marathon are untrue or incomplete, Western assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Marathon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Western.

        Western Shareholders should be aware that the public disclosure documents of Marathon have been filed in accordance with the securities laws of the United States, and those requirements may differ from those of the provinces and territories of Canada. In addition, financial statements included or incorporated by reference in this Information Circular and in the public disclosure documents of Marathon have not been prepared in accordance with Canadian GAAP and may not be comparable to financial statements of Western.

        This Information Circular does not constitute an offer to sell, or a solicitation of an offer to purchase the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Information Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Information Circular.

        THE SECURITIES TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS ANY CANADIAN SECURITIES REGULATORY AUTHORITY, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Information for U.S. Shareholders

        The Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants to be issued to Western Shareholders in the Arrangement and from time to time thereafter pursuant to the Arrangement will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts any securities issued in exchange for one or more bona fide outstanding securities, or partly in such exchange and partly for cash, from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for the outstanding Western Shares. The Court entered the Interim Order on September 14, 2007 and, subject to the approval of the Arrangement by the Western Shareholders, a hearing on the fairness of the Arrangement will be held by the Court on October 16, 2007. See "The Arrangement — Court Approval of the Arrangement and Completion of the Arrangement".

        The Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants (but not the New WesternZagros Shares issuable upon the exercise thereof) issued in the Arrangement will be freely transferable under U.S. Securities Laws, except for Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants held by persons who are deemed to be "affiliates" (for purposes of U.S. Securities Laws) of Western or Marathon prior to or after the Arrangement, which may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. An "affiliate" of a corporation for purposes of U.S. Securities Laws is a person who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation.

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared in accordance with disclosure requirements applicable in Canada. Western Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

        The historical financial statements of, and the summaries of historical financial information concerning, Western contained or incorporated by reference in this Information Circular (including on the CD-ROM accompanying this Information Circular) have been prepared in accordance with Canadian GAAP, which differ from U.S. GAAP in certain material respects, and thus may not be comparable to financial statements and financial information of United States companies. See "Selected Financial Information".

        Production and reserve quantities are reported in this Information Circular in accordance with Canadian reporting practices. These practices are different from the practices used to report production and estimate reserves in reports and other materials filed with the SEC by U.S. oil and natural gas companies.

        Marathon has agreed to file a registration statement on Form S-3 prior to the Effective Time in order to register under the U.S. Securities Act the issuance from time to time of Marathon Shares in exchange for the Exchangeable Shares. It is a condition to Western's obligation to complete the Arrangement that the registration statement will be effective under the U.S. Securities Act prior to the Effective Time. See "The Arrangement Agreement — Conditions to Closing".

        The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Western, AcquisitionCo and New WesternZagros are organized under the laws of the Province of Alberta, that their officers and directors are, or will be, primarily residents of countries other than the United States, that certain experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Western, AcquisitionCo, New WesternZagros and such other persons are, or will be, located outside the United States.

        New WesternZagros Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to New WesternZagros to the effect that the exercise of the New WesternZagros Warrants does not require registration under the U.S. Securities Act or state securities laws. It is anticipated that only a few U.S. Warrantholders will be able to provide a satisfactory legal opinion to permit such U.S. Warrantholders to exercise their New WesternZagros Warrants. Consequently, most U.S. Warrantholders will be unable to exercise their New WesternZagros Warrants.

        Any New WesternZagros Shares issuable upon the exercise of the New WesternZagros Warrants in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such New WesternZagros Shares will bear a legend to that effect, and such New WesternZagros Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and state securities laws.

        Notwithstanding the foregoing, subject to certain limitations, the New WesternZagros Warrants and any New WesternZagros Shares issuable upon the exercise of New WesternZagros Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, including in transactions over the TSX-V (if the applicable New WesternZagros Warrants and New WesternZagros Shares, as the case may be, are so listed).

DOCUMENTS ON THE ENCLOSED CD-ROM

        The documents listed below are included on the CD-ROM accompanying and forming an integral part of this Information Circular.

Western

1.
Western annual information form for the year ended December 31, 2006;

2.
Western audited consolidated annual financial statements for the year ended December 31, 2006;

3.
Western audited consolidated annual financial statements for the year ended December 31, 2005;

4.
Western management's discussion and analysis for the year ended December 31, 2006;

5.
Western management's discussion and analysis for the year ended December 31, 2005;

6.
Western management proxy circular dated May 1, 2007 with respect to the annual general meeting of shareholders held on June 12, 2007;

7.
Western unaudited consolidated interim financial statements for the three and six months ended June 30, 2007;

8.
Western management's discussion and analysis for the three and six months ended June 30, 2007; and

9.
Western material change report dated August 9, 2007 with respect to the proposed Arrangement with Marathon.

Marathon

1.
Marathon annual report on Form 10-K for the year ended December 31, 2006 (including management's discussion and analysis);

2.
Marathon quarterly report on Form 10-Q for the quarter ended June 30, 2007;

3.
Marathon 2007 proxy statement dated March 13, 2007 with respect to the annual meeting of shareholders held on April 25, 2007;

4.
Marathon current report on Form 8-K filed September 7, 2007;

5.
Marathon current report on Form 8-K filed August 3, 2007;

6.
Marathon current report on Form 8-K filed May 30, 2007;

7.
Marathon current report on Form 8-K filed May 14, 2007;

8.
Marathon current report on Form 8-K filed April 25, 2007;

9.
Marathon current report on Form 8-K filed March 6, 2007;

10.
Marathon current report on Form 8-K filed February 1, 2007 (Items 5.02 and 8.01 only); and

11.
Marathon registration statement on Form 8-A/A filed on July 17, 2007.

        The documents listed above have been previously filed, if applicable, with Canadian and U.S. securities authorities pursuant to the relevant securities laws of each country. All of the documents are publicly available and may be viewed by any person at the places and in the manner described below under "Availability of the Documents on the Internet" or at the end of this Information Circular under "Additional Information". The documents should be read and reviewed by Western Shareholders in considering whether or not to vote in favour of the Arrangement Resolution.

        The consolidated financial statements included in Marathon's annual report on Form 10-K for the year ended December 31, 2006 do not reflect the two-for-one split of Marathon Common Stock which was effected in the form of a stock dividend distributed on June 18, 2007 to Marathon Shareholders of record at the close of business on May 23, 2007. The consolidated financial statements included in Marathon's current report on Form 8-K filed September 7, 2007 have been retroactively adjusted to reflect the stock split for all periods presented.

Viewing and Software Formats

        The documents on the enclosed CD-ROM have been stored in Adobe® Acrobat® format. To view the documents you will require access to a computer on which Adobe® Acrobat® Reader is available or you will need to download it on to your computer. For your convenience, a link to the Adobe® website where the Adobe® Acrobat® Reader can be downloaded to your computer has been included on the CD-ROM enclosed with this Information Circular.

Availability of the Documents on the Internet

        The documents contained on the CD-ROM are publicly available free of charge on the Internet and may be accessed as follows:

1.
For documents relating to Western filed with the Canadian securities authorities, you may also go to "www.sedar.com", click on "English", click on "Search Database", then click on "Search for Public Company Documents", type (without quotes) "Western Oil Sands Inc." in the "Company Name" Box and then click on "Search"; and

2.
For documents relating to Marathon filed with the SEC, you may go to "www.sec.gov", then click on "Search for Company Filings" and click "Companies & Other Filers". In the "Enter Your Search Information" box, type (without quotes) "Marathon Oil Corp" as the company name and click "Find Companies".

Instructions to View Documents on the CD-ROM

Windows Users

        To view the documents on the CD-ROM (Windows Instructions):

1.
Place the CD-ROM in the CD-ROM Drive;

2.
Double-click on the "My Computer" icon on your desktop; and

3.
Double-click on the drive for the CD-ROM. Typically, this will be your (D:) Drive.

        If Adobe® Acrobat® Reader is installed on your PC, simply double-click on the PDF document icon to open the document represented by the icon or open the files using the application directly. If Adobe® Acrobat® Reader is not installed on your computer, it is available as a download through the link to the Adobe® website included on the CD-ROM. Follow the associated instructions to install it.

Mac Users

        To view the documents on the CD-ROM (Mac Instructions):

1.
Place the CD in the CD-ROM Drive; and

2.
Double-click on the CD icon which should now appear on your desktop.

        If Adobe® Acrobat® Reader is installed on your Mac simply double-click on a PDF document icon and it will open the document represented by the icon. If Adobe® Acrobat® Reader is not installed on your computer, it is available as a download through the link to the Adobe® website included on the CD-ROM. Follow the associated instructions to install it.

Legal Information

        Please note that Adobe and Acrobat are trademarks of Adobe Systems Incorporated. Use of Adobe® Acrobat® Reader is subject to a license agreement. You are encouraged to read the license agreement. By installing Adobe® Acrobat® Reader, you are accepting the terms and conditions of the license agreement.

        ADOBE SYSTEMS INCORPORATED DOES NOT ASSUME ANY RESPONSIBILITY WHATSOEVER FOR ANY DAMAGES, WHETHER INCIDENTAL OR CONSEQUENTIAL OR SPECIAL, WHICH MAY RESULT, DIRECTLY OR INDIRECTLY, FROM THE USE OR INSTALLATION OF ADOBE® ACROBAT® READER.

Paper Copy Availability

        If you: (a) are unable to view the documents on the CD-ROM for any reason whatsoever; (b) are unable to access the documents on the Internet at the Internet addresses specified above; or (c) would like an identical paper version of any or all of the documents for any reason whatsoever, please contact Western to the attention of Lauren Hill, by e-mail at lhill@westernoilsands.com, by telephone at (403) 233-1723 or by fax at (403) 234-9156, any time prior to the date of the Meeting, and a copy of any or all of the documents requested will be provided to you without charge by e-mail or pre-paid mail, at your option. Western will pay all mailing and shipping costs associated with such a request.

FORWARD-LOOKING STATEMENTS

        This Information Circular contains forward-looking statements. Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. Specifically, and without limiting the generality of the foregoing, all statements included in this Information Circular that address activities, events or developments that either Western, New WesternZagros or Marathon expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the future success of Western, New WesternZagros or Marathon, their respective subsidiaries and the companies, joint ventures or partnerships in which Western or Marathon have equity investments and the completion of the Arrangement and the Subsequent Transactions are forward-looking statements. Actual results could differ materially from those reflected in the forward-looking statements as a result of (i) the factors described under the heading "Risk Factors", (ii) general economic market or business conditions, (iii) the opportunities (or lack thereof) that may be presented to and pursued by Western, New WesternZagros or Marathon, (iv) competitive actions by other companies, (v) changes in laws and (vi) other factors, many of which are beyond the control of Western, New WesternZagros and Marathon.

        All written and oral forward-looking statements attributable to Western, New WesternZagros or Marathon, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Readers of this Information Circular are cautioned not to place undue reliance on forward-looking statements contained in this Information Circular, which reflect the analysis of the management of Western, New WesternZagros and Marathon, as appropriate, only as of the date of this Information Circular. None of Western, New WesternZagros or Marathon undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of this Information Circular or to reflect the occurrence of unanticipated events, except as required by applicable securities laws.

        See also "Forward-Looking Statements" in Appendix G — Information Concerning New WesternZagros.

SUMMARY

        The following is a summary of certain information contained in this Information Circular (including certain information on the enclosed CD-ROM). This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto contained elsewhere in this Information Circular, the attached Appendices and the documents contained on the CD-ROM accompanying this Information Circular, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings ascribed to them in the Glossary of Terms or elsewhere in this Information Circular.

The Arrangement

        Marathon will acquire Western through its indirect wholly-owned subsidiary, AcquisitionCo, for consideration consisting of cash, Marathon Shares, Exchangeable Shares or a combination thereof. Western Shareholders will also receive one New WesternZagros Share and one-tenth of a New WesternZagros Warrant for each Western Share held. The Arrangement will be implemented by way of a court-approved plan of arrangement under the ABCA pursuant to the terms of the Arrangement Agreement.

        The Arrangement Agreement is attached to this Information Circular as Appendix C. Western encourages you to read the Arrangement Agreement as it is the agreement between Marathon and Western that governs the Arrangement. See "The Arrangement — The Arrangement Agreement". The Plan of Arrangement is attached as Schedule A to the Arrangement Agreement. The Exchangeable Share Provisions are attached to this Information Circular as Appendix D. Western encourages you to read the Plan of Arrangement and Exchangeable Share Provisions. See "The Arrangement Arrangement — Mechanics" and "The Arrangement — Description of Exchangeable Shares".

Date, Place and Purpose of the Meeting

        The Meeting will be held at the Macleod Hall B, TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta on Tuesday, October 16, 2007 at 10:00 a.m. (Calgary time).

        The primary purpose of the Meeting is for Western Shareholders to consider and, if deemed advisable, approve the Arrangement Resolution. See "Information Concerning the Meeting".

        In addition, at the Meeting, Western Shareholders will also consider and, if deemed advisable, approve the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan and the New WesternZagros Private Placement. The completion of the Arrangement is not conditional upon the approval of the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan or the New WesternZagros Private Placement. See "Other Matters of Special Business Relating to New WesternZagros".

The Companies

Western, WesternZagros and New WesternZagros

        Western is a Canadian-based energy company committed to growing shareholder value through opportunity capture and development of large, world-class hydrocarbon resources. Western's primary focus is its 20% undivided interest in the Athabasca Oil Sands Project.

        WesternZagros is an international natural resources company formed for the purpose of engaging in the business of acquiring properties and exploring for, developing and producing crude oil and natural gas outside of North America. WesternZagros, through a subsidiary, is a party to an Exploration and Production Sharing Agreement ("EPSA") with the Kurdistan Regional Government in respect of a

2,120 square kilometre exploration project area in the Kurdistan region of Iraq. New WesternZagros was incorporated for the sole purpose of participating in the Arrangement and has not carried on any active business other than in connection with the Arrangement and related matters. Following completion of the Arrangement and the Subsequent Transactions, New WesternZagros and its subsidiaries will carry on the business currently carried on by WesternZagros and its subsidiaries and will have Cdn$82,533,877 of cash on hand. Subsequently, New WesternZagros will complete the New WesternZagros Private Placement of up to 5 million New WesternZagros shares at a price of Cdn$2.50 per share for gross proceeds of up to Cdn$12.5 million. Certain persons have committed to participate in the NewWesternZagros Private Placement as to approximately Cdn$9.4 million. In addition, certain persons have committed to exercise a portion of the New WesternZagros Warrants which will be owned or controlled by them, directly or indirectly, representing an aggregate value of approximately Cdn$1.4 million or 3.4% of the New WesternZagros Shares to be issued upon exercise of the New WesternZagros Warrants which will be issued under the Arrangement. See "Information Concerning Western". Also see "Information Concerning WesternZagros" and "Information Concerning New WesternZagros" included in this Information Circular and Appendix G to this Information Circular.

Marathon

        Marathon is an integrated international energy company engaged in exploration and production, integrated gas operations and refining, marketing and transportation. Headquartered in Houston, Texas, Marathon's principal exploration and production activities are in the United States, Angola, Equatorial Guinea, Indonesia, Libya, Norway, and the United Kingdom. Marathon is also the fifth-largest refiner in the United States and has a retail marketing system in the United States comprising approximately 5,700 locations in 17 states. See "Information Concerning Marathon".

Background and Reasons for the Arrangement

        The Arrangement Agreement is the result of a broad and extensive strategic review process conducted by the Western Board of Directors, oversight of which was directed by a committee of independent directors working with management, the Financial Advisors and legal counsel. This process ultimately led to the arm's length negotiation of the Arrangement Agreement and the resulting terms of the Arrangement between Western and Marathon. The background to the Arrangement, including a discussion of the strategic review process, as well as the reasons of the Western Board of Directors for its recommendation of the Arrangement are set forth in this Information Circular. See "The Arrangement — Background and Reasons for the Arrangement".

Recommendation of the Western Board of Directors

        The Western Board of Directors has unanimously determined that the Arrangement is in the best interests of Western and the Western Shareholders and has, based upon, among other things, the opinions of the Financial Advisors, unanimously determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders. Accordingly, the Western Board of Directors has unanimously approved the Arrangement and unanimously recommends that Western Shareholders vote FOR the Arrangement Resolution. See "The Arrangement — Recommendation of the Western Board of Directors".

Opinions of Financial Advisors

        In deciding to approve the Arrangement, the Western Board of Directors considered, among other things, the opinions of the Financial Advisors. The Western Board of Directors received opinions from Goldman, Sachs & Co. and TD Securities Inc. that, as of the date of their respective opinions and subject to and based on the various considerations referred to in their respective opinions, the Cash

Consideration, the Marathon Share Consideration and the Exchangeable Share Consideration, in the case of the opinion of Goldman, Sachs & Co. and the Cash Consideration and Share Consideration, in the case of the opinion of TD Securities Inc., to be received by Western Shareholders pursuant to the Arrangement was fair, from a financial point of view, to Western Shareholders. The fairness opinions are attached to this Information Circular as Appendices E and F, respectively. Western encourages you to read these opinions in their entirety. See "The Arrangement — Opinions of Financial Advisors".

        Goldman, Sachs & Co. and TD Securities Inc. provided their opinions for the information and assistance of the Western Board of Directors in connection with its consideration of the Arrangement. The Goldman, Sachs & Co. and TD Securities Inc. opinions are not recommendations as to how any Western Shareholder should vote with respect to the Arrangement or any other matter.

What Western Shareholders May Elect to Receive in the Arrangement

        A Western Shareholder (other than a Western Shareholder who exercises his or her Dissent Rights and other than Marathon and its affiliates) may elect, subject to certain pro-ration provisions described below, to receive for each Western Share:

  (a)
  Cdn$35.50 in cash;

  (b)
  0.5932 of a Marathon Share;

  (c)
  0.5932 of an Exchangeable Share (other than Western Shareholders who are Non-Residents and Western Shareholders that are exempt from tax under Part I of the ITA who are not entitled to elect to receive Exchangeable Shares); or

  (d)
  a combination thereof,

in exchange for the aggregate number of Western Shares in respect of which such an election is made.

        In addition, a Western Shareholder will receive, for each Western Share, one New WesternZagros Share and one-tenth of a New WesternZagros Warrant. Each whole New WesternZagros Warrant will entitle the holder thereof to purchase one New WesternZagros Share at a price of Cdn$2.50 until the date which is three months from the Effective Date. New WesternZagros has applied to list the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V. Listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V will be subject to New WesternZagros meeting the original listing requirements of the TSX-V. Trading in both the New WesternZagros Shares and the New WesternZagros Warrants is expected to commence concurrently with the delisting of the Western Shares on the TSX. In general, New WesternZagros Warrants will not be exercisable by U.S. persons. See "The Arrangement — United States Securities Law Matters".

        Each Exchangeable Share will initially be exchangeable at any time for one Marathon Share. The Exchangeable Shares will have economic and voting rights that are, as nearly as practicable, the same as the rights of Marathon Shares, including the right to vote at meetings of holders of Marathon Shares. In addition, the exchange ratio for the Exchangeable Shares will be adjusted from time to time to account for cash dividends paid by Marathon on the Marathon Shares. The Exchangeable Shares may offer Eligible Holders the opportunity to achieve a Canadian tax deferral in certain circumstances. See "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations — Western Shareholders Resident in Canada".

        It is a condition of the Arrangement that the Marathon Shares issued in the Arrangement and upon an exchange of Exchangeable Shares are listed on the NYSE. There is currently no intention to list the Exchangeable Shares on any stock exchange. See "The Arrangement — Stock Exchange Listings".

        Only Eligible Holders may elect to receive Exchangeable Shares. Any election to receive Exchangeable Shares by a Western Shareholder who is not an Eligible Holder will be deemed to be an election to receive Marathon Shares. See "The Arrangement — Arrangement Mechanics".

Effective Time

        It is anticipated that the Arrangement will become effective in October 2007 after the required Western Shareholder, Court and regulatory approvals have been obtained and are final and all other conditions to closing have been satisfied or waived. See "The Arrangement — The Arrangement Agreement — Effective Date of the Arrangement".

Shareholder Vote Required

        Approval of the Arrangement Resolution requires the affirmative vote of not less than two-thirds (66 2/3%) of the votes validly cast at the Meeting by Western Shareholders. See "The Arrangement — Shareholder Approval of the Arrangement".

        Approval of the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan and the New WesternZagros Private Placement requires the affirmative vote of a majority of the votes validly cast at the Meeting by Western Shareholders. See "Other Matters of Special Business Relating to New WesternZagros".

Support Agreements

        Concurrent with entering into the Arrangement Agreement, the directors and officers of Western, who in the aggregate beneficially own, directly or indirectly, or exercise control or direction over, approximately 4.0% of the issued and outstanding Western Shares, 54.5% of the Western Options, 37.6% of the Western PSUs and 65.4% of the Western DSUs outstanding on July 30, 2007, entered into separate support agreements with Marathon whereby they agreed to vote in favour of the Arrangement all such Western Shares held by them on the Meeting Date.

Regulatory Approvals

        Consummation of the Arrangement is subject to approvals from regulatory authorities in Canada and the United States, including:

  (a)
  the approval of the Court;

  (b)
  the required approvals from the Minister of Industry under the Investment Canada Act;

  (c)
  either a notification or a request for an advance ruling certificate under the Competition Act in respect of the Arrangement being made and:

  (i)
  any waiting periods prescribed under the Competition Act being expired and Marathon, AcquisitionCo, Western and WesternZagros receiving a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably;

  (ii)
  Marathon, AcquisitionCo, Western and WesternZagros receiving an advance ruling certificate from the Competition Bureau in respect of the transactions contemplated by the Arrangement Agreement; or

  (iii)
  the Commissioner of Competition waiving the obligation to file under Section 114 of the Competition Act and Marathon, AcquisitionCo, Western and WesternZagros receiving a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably; and

  (d)
  the approval of the NYSE with respect to the additional listing of Marathon Shares and Marathon Shares issuable on exchange of the Exchangeable Shares issuable under the terms of the Arrangement.

        On August 29, 2007, the Commissioner of Competition issued an advance ruling certificate in respect of the Arrangement. See "The Arrangement — Regulatory Matters".

Other Conditions Precedent

        The respective obligations of the parties to the Arrangement Agreement to complete the Arrangement are also subject to the satisfaction of certain other conditions. See "The Arrangement — The Arrangement Agreement — Conditions to Closing".

Non-Solicitation Provisions

        Western has agreed in the Arrangement Agreement that it shall and shall cause the officers, directors, employees, representatives and agents of Western and its subsidiaries to immediately cease any existing discussions with any Person (other than Marathon) with respect to any proposal that constitutes, or may constitute, an Acquisition Proposal. Western has also agreed that, except in certain circumstances, it shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, attorney or other representative or agent of it or any of its subsidiaries, solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding an Acquisition Proposal or participate in any discussions or negotiations regarding an Acquisition Proposal. Notwithstanding the foregoing, Western is permitted to respond to an Acquisition Proposal which the Western Board of Directors determines to be a Superior Proposal and can accept, recommend, approve or enter into an agreement to implement a Superior Proposal provided Western has complied with, among other things, its obligations under the Arrangement Agreement, and has provided Marathon with at least three Business Days notice of any decision by the Western Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal and Marathon has not agreed to amend the Arrangement Agreement to provide Western Shareholders with consideration equal to or greater than that offered under the Superior Proposal. See "The Arrangement — The Arrangement Agreement — Non-Solicitation".

Termination Fee

        The Arrangement Agreement requires that Western pay a termination fee of Cdn$200 million in certain circumstances, including if the Arrangement is not completed for certain reasons. See "The Arrangement — The Arrangement Agreement — Termination Fee".

The Structure

        The following chart shows, in a simplified manner, the relationship between Western, New WesternZagros, AcquisitionCo, CallCo and Marathon and the former Western Shareholders following completion of the Arrangement and the Subsequent Transactions.

Procedures for Exchange of Share Certificates and Election Deadline

        Enclosed with this Information Circular is a Letter of Transmittal and Election Form which, when properly completed and returned together with the certificate or certificates representing Western Shares and all other required documents, will enable each Western Shareholder to obtain the consideration that the Western Shareholder is entitled to receive under the Arrangement. The Letter of Transmittal and Election Form must be submitted by the Election Deadline. The Letter of Transmittal and Election Form will contain complete instructions on how to make your election and exchange your Western Shares. The Election Deadline is 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting. See "The Arrangement — Procedure for Exchange of Share Certificates by Western Shareholders".

Interests of Certain Persons in the Arrangement

        In considering the recommendation of the Western Board of Directors with respect to the Arrangement, Western Shareholders should be aware that certain members of Western's management and the Western Board of Directors have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Western Board of Directors is aware of these interests and considered them along with the other matters described herein under the heading "The Arrangement — Background and Reasons for the Arrangement". See "The Arrangement — Interests of Certain Persons in the Arrangement".

Pro-Ration Provisions

        The Plan of Arrangement provides that the maximum amount of cash to be paid to Western Shareholders is Cdn$3,807,847,771, the maximum number of Exchangeable Shares that may be elected by Western Shareholders is 29.4 million and the maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Western Shareholders is 34.3 million. If Western Shareholders elect to receive either cash, Exchangeable Shares or Marathon Shares in excess of these amounts, the actual amount of cash paid and the actual number of Exchangeable Shares and Marathon Shares issued to Western Shareholders pursuant to the Arrangement will be subject to pro-ration. As a result, Western Shareholders will receive cash, in aggregate, in respect of approximately 65% of the outstanding Western Shares and Marathon Shares and Exchangeable Shares in respect of approximately 35% of the outstanding Western Shares.

Elections for Cash

        If the aggregate amount of Cash Consideration that would, but for pro-rationing pursuant to the Plan of Arrangement, be paid to Western Shareholders pursuant to the Plan of Arrangement exceeds Cdn$3,807,847,771, then the Cash Consideration paid to any Western Shareholder shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such Western Shareholder by a fraction, rounded to six decimal places, the numerator of which is Cdn$3,807,847,771 and the denominator of which is the aggregate amount of the Cash Consideration otherwise payable to all Western Shareholders; and such Western Shareholder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Western Shares for which, but for such pro-rationing, such Western Shareholder would otherwise have received Cash Consideration.

Elections for Exchangeable Shares and/or Marathon Shares

        If the aggregate number of Exchangeable Shares that would, but for pro-rationing pursuant to the Plan of Arrangement, be issued to Western Shareholders pursuant to the Plan of Arrangement exceeds 29.4 million Exchangeable Shares, then the number of Exchangeable Shares to be issued to any Western Shareholder, subject to rounding in accordance with the Plan of Arrangement, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such Western Shareholder by a fraction, rounded to six decimal places, the numerator of which is 29.4 million and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all Western Shareholders; and such Western Shareholder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Western Shares for which, but for such pro-rationing, such Western Shareholder would otherwise have received Exchangeable Shares.

        If the aggregate number of Marathon Shares and Exchangeable Shares that would, but for pro-rationing pursuant to the Plan of Arrangement, be issued to Western Shareholders pursuant to the Plan of Arrangement (including those Marathon Shares which Western Shareholders are deemed to have elected to receive pursuant to the pro-rationing of Exchangeable Shares described above) exceeds 34.3 million Marathon Shares and Exchangeable Shares collectively, then the number of Marathon Shares and Exchangeable Shares to be issued to any Western Shareholder, subject to rounding in accordance with the Plan of Arrangement, shall be determined by multiplying the total number of Marathon Shares and Exchangeable Shares otherwise issuable to such Western Shareholder by a fraction, rounded to six decimal places, the numerator of which is 34.3 million and the denominator of which is the aggregate number of Marathon Shares and Exchangeable Shares otherwise issuable to all Western Shareholders; and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their Western

Shares for which, but for such pro-rationing, such Western Shareholder would otherwise have received Marathon Shares and Exchangeable Shares.

        See "The Arrangement — Arrangement Mechanics".

What Happens if a Western Shareholder Fails to Make a Valid Election

        Any Western Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of the Plan of Arrangement and the Letter of Transmittal and Election Form with respect to elections to receive the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof, shall be deemed to have elected to receive, in aggregate, the Cash Consideration in respect of 65% of the outstanding Western Shares, and Marathon Share Consideration in respect of 35% of the outstanding Western Shares, subject to pro-ration in respect of the aggregate consideration to be provided for such holder's Western Shares. See "The Arrangement — Pro-Ration Provisions — What Happens if a Western Shareholder Fails to Make a Valid Election".

Fractional Shares

        No certificates representing fractional Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants shall be issued upon the exchange of the Western Shares for Marathon Shares or Exchangeable Shares or the distribution of New WesternZagros Shares and New WesternZagros Warrants. In lieu of any fractional Marathon Share, Exchangeable Share, New WesternZagros Share or New WesternZagros Warrant, each registered Western Shareholder otherwise entitled to a fractional interest in a Marathon Share, Exchangeable Share, New WesternZagros Share or New WesternZagros Warrant will receive the nearest whole number of Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants, as the case may be.

        For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants, as applicable, to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants, as applicable, to be issued will be rounded down to the nearest whole number.

Arrangements Respecting Western Options, Western PSUs and Western DSUs

        Upon approval of the Arrangement by the Western Shareholders, all outstanding Western Options granted pursuant to the Western Option Plan and all Western PSUs granted pursuant to the Western PSU Plan shall be vested and shall be exercised, terminated or surrendered such that no options to purchase or receive Western Shares remain outstanding as at the Effective Date. See "The Arrangement — Western Options, Western PSUs and Western DSUs".

Dissent Rights

        Registered Western Shareholders are entitled to exercise Dissent Rights in accordance with the provisions of the ABCA as modified by the Plan of Arrangement and the Interim Order. Completion of the Arrangement is conditional on Dissent Rights not having been exercised by the holders of more than 15% of the outstanding Western Shares.

        A registered Western Shareholder who wishes to dissent must provide a dissent notice to Western by 2:00 p.m. (Calgary time) on the Business Day before the Meeting (or any adjournment or postponement thereof). It is important that registered Western Shareholders who wish to dissent comply strictly with the dissent procedures described in this Information Circular, which are different from the statutory dissent procedures of the ABCA. See "Dissenting Shareholder Rights".

        If you dissent, you will not be entitled to make any election for the consideration you will receive and there can be no assurance that the amount you receive as fair value for your Western Shares will be more than or equal to the consideration under the Arrangement.

Stock Exchange Listings

Western Shares

        The Western Shares will be delisted from the TSX on or after the Effective Date.

Exchangeable Shares

        There is no current intention to list the Exchangeable Shares on any stock exchange.

Marathon Shares

        Shares of Marathon Common Stock are listed on the NYSE and the Chicago Stock Exchange and trade under the symbol "MRO". Marathon will apply to the NYSE to list the Marathon Shares to be issued pursuant to the Arrangement and issuable upon exchange of the Exchangeable Shares. See "The Arrangement — Stock Exchange Listings". It is a condition to the Arrangement that such listing be obtained. See "The Arrangement — The Arrangement Agreement — Conditions to Closing".

New WesternZagros Shares and New WesternZagros Warrants

        The TSX-V has conditionally approved the listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V. Listing will be subject to New WesternZagros fulfilling all of the listing requirements of the TSX-V. Trading in both the New WesternZagros Shares and the New WesternZagros Warrants is expected to commence concurrently with the delisting of the Western Shares on the TSX.

Comparative Per Share Market Information

        The following table provides the closing price per share of Western Shares and Marathon Shares on July 30, 2007, the last full trading day on the TSX and the NYSE before the public announcement of the proposed Arrangement, and on September 13, 2007, the last full trading day on the TSX and the NYSE before the date of this Information Circular.

Date	Western Shares (TSX)	Marathon Shares (NYSE)
July 30, 2007	Cdn$34.13	US$57.00
September 13, 2007	Cdn$37.79	US$54.87

        See "Market Prices of, and Dividends on, Western Shares and Marathon Shares".

Dividend History

Western

        No dividends have been paid on any shares of Western since the date of its incorporation.

Marathon

        In the first and second quarters of 2005, Marathon paid a quarterly dividend of US$0.14 per Marathon Share. In the following two quarters of 2005, and in the first quarter of 2006, Marathon paid a quarterly dividend of US$0.16 per Marathon Share. In the remaining three quarters of 2006 and the first quarter of 2007, Marathon paid a quarterly dividend of US$0.20 per Marathon Share. In the second quarter of 2007, Marathon paid a quarterly dividend of US$0.24 per Marathon Share.

        See "Market Prices of, and Dividends on, Western Shares and Marathon Shares", "Information Concerning Western — Dividend Policy" and "Information Concerning Marathon — Dividend Policy".

Material Income Tax Consequences of the Arrangement

Canada

        The exchange of a Western Share for a Class A Share, a Class B Share and a Class C Share by a Western Shareholder who is a resident of Canada will not result in a capital gain or a capital loss to such Western Shareholder.

        The exchange of Class A Shares for Cash Consideration or Marathon Shares by a Western Shareholder who is a resident of Canada will generally be a taxable event to such holder for the purposes of the ITA. However, an Eligible Holder that exchanges its Western Shares for consideration that includes Exchangeable Shares pursuant to the Arrangement and that makes a valid tax election with AcquisitionCo under Subsections 85(1) or 85(2) of the ITA, may obtain a full or partial deferral (rollover) of any capital gains that may otherwise arise on such exchange.

        The exchange of Class B Shares for New WesternZagros Shares by a Western Shareholder who is a resident of Canada will, unless the Western Shareholder chooses to recognize a capital gain or capital loss on the exchange, result in neither a capital gain nor a capital loss in respect of the exchange.

        The exchange of Class C Shares for New WesternZagros Warrants by a Western Shareholder who is a resident of Canada will result in a disposition of the Class C Shares for proceeds of disposition equal to the fair market value of the New WesternZagros Warrants received. Western is of the view that the New WesternZagros Warrants will have nominal fair market value on a per warrant basis. Provided this view is correct, the exchange of the Class C Shares will not result in any material adverse income tax consequences to a Western Shareholder.

        Shareholders that are Non-Residents will generally not be subject to tax in Canada in respect of the exchange of their Western Shares for Cash Consideration, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants unless such Western Shares constitute "taxable Canadian property" for purposes of the ITA.

        The Information Circular contains a general summary of the principal Canadian federal income tax considerations relevant to residents and Non-Residents and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations".

United States

        The exchange of Western Shares for Cash Consideration, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants will be treated as a taxable transaction for "U.S. Holders" (as defined in the section titled "Tax Considerations to Western Shareholders — Certain United States Federal Income Tax Considerations"). Generally, a U.S. Holder will recognize for U.S. federal income tax purposes a gain or loss equal to the difference, if any, between (i) the amount of cash and the fair market value of any Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants received in exchange for Western Shares pursuant to the Arrangement and (ii) such U.S. Holder's tax basis in its Western Shares. Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such Western Shares were held for more than one year at the time of the exchange. However, for U.S. Holders whose Western Shares constitute stock in a passive foreign investment company (a "PFIC") and that have not made a valid "Pedigreed QEF" election (which is described herein), different treatment may apply. Although the applicable rules are extremely complex, generally any gain recognized by such shareholder will be subject to tax at the highest rate for ordinary income and such shareholder may be subject to additional tax in the nature of interest. U.S. Holders are urged to review the discussion below under "Tax Considerations to Western Shareholders — Certain United States Federal Income Tax Considerations".

        Western Shareholders should read carefully the information under "Tax Considerations to Western Shareholders — Certain United States Federal Income Tax Considerations" which qualifies the information set forth above, and should consult their tax advisors. No advance income tax rulings have been sought or obtained with respect to any of the transactions described in this Information Circular.

Other Matters of Special Business relating to New WesternZagros

New WesternZagros Stock Option Plan

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, ratify and approve the adoption by New WesternZagros of the New WesternZagros Stock Option Plan which will authorize the New WesternZagros board of directors to issue stock options to directors, officers, employees or other service providers of New WesternZagros and its subsidiaries. To be adopted, the ordinary resolution must be approved by a simple majority of votes cast at the Meeting by Western Shareholders. Approval of the New WesternZagros Stock Option Plan is required by the TSX-V. A copy of the New WesternZagros Stock Option Plan is set out in Appendix H to this Information Circular. See "Other Matters of Special Business Relating to New WesternZagros — New WesternZagros Stock Option Plan".

New WesternZagros Shareholder Rights Plan

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption of the New WesternZagros Shareholder Rights Plan. To be adopted, the ordinary resolution must be approved by a simple majority of votes cast at the Meeting by Western Shareholders. Approval of the New WesternZagros Shareholder Rights Plan by Western Shareholders is required by the TSX-V. See "Other Matters of Special Business Relating to New WesternZagros — New WesternZagros Shareholder Rights Plan".

New WesternZagros Private Placement

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to authorize the New WesternZagros Private Placement of up to 5 million New WesternZagros Shares at a price of Cdn$2.50 per share. Directors, officers and employees of New WesternZagros and persons associated with them will be entitled to subscribe to all or a portion of the New WesternZagros Private Placement. To be adopted, the ordinary resolution must be approved by a simple majority of votes cast at the Meeting by Western Shareholders, excluding votes cast by any Person who will participate in the New WesternZagros Private Placement and their associates or affiliates. Approval of the New WesternZagros Private Placement is required by the TSX-V. See "Other Matters of Special Business Relating to New WesternZagros — New WesternZagros Private Placement".

        The completion of the Arrangement is not conditional upon approval of the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan or the New WesternZagros Private Placement.

GLOSSARY OF TERMS

        Unless the context otherwise requires, when used in this Information Circular the following terms shall have the meanings set forth below. These defined terms are not necessarily used in the documents included on the enclosed CD-ROM.

        "ABCA" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

        "AcquisitionCo" means 1339971 Alberta Ltd., a corporation incorporated under the ABCA and an indirect subsidiary of Marathon;

        "Acquisition Proposal" means any written proposal or offer made to Western or the Western Shareholders (including any takeover bid initiated by advertisement or circular) relating to: (i) any merger, amalgamation, take-over bid, tender offer, arrangement, share exchange, dissolution, liquidation, recapitalization or other business combination involving any purchase by a single Person (other than AcquisitionCo, Marathon or any of their subsidiaries) or combination of Persons (other than AcquisitionCo, Marathon or any of their subsidiaries) of Western Shares that, if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Shares, or any liquidation or winding-up in respect of Western or any material Western subsidiary (other than WesternZagros); (ii) any purchase or sale of Western or its subsidiaries (other than WesternZagros) or any assets, where such assets represent more than 20% of the fair market value of the consolidated assets of Western or contribute more than 20% of the revenues of Western (on a consolidated basis) (or other arrangement having the same economic effect as a purchase or sale of assets); (iii) any sale or acquisition of 20% or more of the Western Shares or rights or interests therein or thereto; or (iv) any similar business combination or transaction of, or involving, Western and/or any subsidiary of Western (other than WesternZagros) that, if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Shares;

        "AcquisitionCo Board of Directors" means the board of directors of AcquisitionCo, as it may be comprised from time to time;

        "AMF Policy Q-27" means Autorité des marchés financiers du Québec Policy Q-27, Respecting Protection of Minority Securityholders in the Course of Certain Transactions;

        "Ancillary Rights" means the interest of a holder of Exchangeable Shares as a beneficiary of the trust created under the Voting and Exchange Trust Agreement, together with the benefits associated with the indirect support provided to the holder of Exchangeable Shares by Marathon and CallCo under the Support Agreement;

        "AOSP" means the Athabasca Oil Sands Project;

        "Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

        "Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

        "Arrangement" means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

        "Arrangement Agreement" means the agreement dated July 30, 2007 among Marathon, AcquisitionCo, Western and WesternZagros with respect to the Arrangement, as amended and restated on September 14, 2007, together with all amendments thereto;

        "Arrangement Resolution" means the special resolution attached as Appendix A to this Information Circular in respect to the Arrangement;

        "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted to give effect to the Arrangement;

        "Automatic Exchange Right" means the right of a beneficiary of the Voting and Exchange Trust Agreement to the exchange of their Exchangeable Shares for Marathon Shares upon the occurrence of a Liquidation Event;

        "Beneficiary" means a registered holder from time to time of Exchangeable Shares, other than Marathon and its affiliates;

        "Business Day" means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta or the City of Houston, Texas are not generally open for business;

        "Call Rights" means, collectively, the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, as such terms are defined in the Exchangeable Share Provisions;

        "CallCo" means Marathon Canadian Oil Sands Holding Limited, an indirect wholly-owned subsidiary of Marathon;

        "Canadian GAAP" or "GAAP" means Canadian generally accepted accounting principles;

        "Cash Consideration" means Cdn$35.50 in cash per Western Share to be received at the election or deemed election of a Western Shareholder (other than a Dissenting Shareholder);

        "Certificate" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

        "Change of Law" means an amendment to the ITA and other applicable provincial income tax laws that permits holders of Exchangeable Shares who are residents of Canada for the purposes of the ITA, who hold the Exchangeable Shares as capital property and deal at arm's length with Marathon and AcquisitionCo (all for the purposes of the ITA and other applicable provincial income tax laws), to exchange their Exchangeable Shares for Marathon Shares on a basis that will not require such holders to recognize any gain or loss or actual or deemed dividend in respect of such exchange for the purposes of the ITA or other applicable provincial income tax laws;

        "Class A Share" means a share of the new class A shares in the capital of Western created and issued pursuant to the Plan of Arrangement;

        "Class B Aggregate Redemption Amount" means the lesser of Cdn$412,669,383 and the aggregate redemption amount of all the issued and outstanding New WesternZagros Preferred Shares to be issued by New WesternZagros during the course of the Subsequent Transactions;

        "Class B Redemption Amount" means an amount equal to the quotient obtained by dividing the Class B Aggregate Redemption Amount by the number of issued and outstanding Class B Shares;

        "Class B Share" means a share of the class B shares in the capital of Western created and issued pursuant to the Plan of Arrangement;

        "Class C Aggregate Redemption Amount" means Cdn$1,000,000;

        "Class C Redemption Amount" means an amount equal to the quotient obtained by dividing the Class C Aggregate Redemption Amount by the number of issued and outstanding Class C Shares;

        "Class C Share" means a share of the class C shares in the capital of Western created and issued pursuant to the Plan of Arrangement;

        "Closing Time" shall be 1:00 p.m. (Calgary time) on the Effective Date, or such other time on the Effective Date as is agreed to by Marathon and Western;

        "Code" means the United States Internal Revenue Code of 1986, as amended;

        "Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

        "Confidentiality Agreement" means the confidentiality agreement dated November 8, 2006 between Western and Marathon Petroleum Company LLC;

        "Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

        "Control Transaction" has the meaning set forth in the Exchangeable Share Provisions;

        "Court" means the Court of Queen's Bench of Alberta;

        "Current Market Price" has the meaning set forth in the Exchangeable Share Provisions;

        "Depositary" means Valiant Trust Company at its principal office in Calgary, Alberta;

        "Disclosure Letter" means the disclosure letter dated as of the date of the Arrangement Agreement from Western to Marathon as amended, supplemented or otherwise agreed to between Western and Marathon prior to the Effective Time;

        "Dissenting Shareholders" means registered Western Shareholders who validly exercise the rights of dissent provided to them under Section 191 of the ABCA, as modified by the Interim Order;

        "Dissent Rights" means the rights of dissent provided under Section 191 of the ABCA, as modified by the Interim Order, in favour of registered Western Shareholders in respect of the Arrangement;

        "Dividend Record Date" has the meaning set forth in the Exchangeable Share Provisions;

        "DPSP" means a trust governed by a deferred profit sharing plan under the ITA;

        "Effective Date" means the date the Arrangement becomes effective under the ABCA, provided that such date shall not be later than the Outside Date, unless otherwise agreed to by Marathon and Western;

        "Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

        "Election Deadline" means 4:30 p.m. (Calgary time) on the Business Day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the Business Day immediately prior to the date of such adjourned meeting;

        "Eligible Holder" means a Western Shareholder that: (i) is a resident of Canada for the purposes of the ITA (including a partnership all of the members of which are residents of Canada for the purposes of the ITA); (ii) is not exempt from tax under Part I of the ITA; (iii) is the registered or beneficial owner of Western Shares; and (iv) meets the conditions set out in (i) through (iii) at the time it receives the Exchangeable Shares under the Arrangement;

        "Employee Obligations" means any obligations or liabilities of Western to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, accrued bonuses for 2007, vacation pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Western to officers or employees: (i) for severance or termination payments on the change of control of Western pursuant to Western's severance policies and any involuntary severance, termination and employment offer agreements, including payments associated with Code Sections 280G and 4999 which define excise taxes associated with a change of control for United States taxpayers; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement; (iii) for payments with respect to any options, share appreciation rights, participating performance units, deferred share units or similar plans; and (iv) payments with respect to Western's Supplemental Employee Retirement Plan and its registered pension plan;

        "Encumbrances" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or asset, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) against title to any of the property or asset, or any part thereof or interest therein;

        "Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, provincial, territorial, state, municipal, local or foreign Laws of any Governmental Authority or of any court, tribunal or other similar body, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use and storage of Hazardous Substances;

        "EPSA" means the Exploration and Production Sharing Agreement between a subsidiary of WesternZagros and the KRG;

        "EPSA Lands" means the area covered by the EPSA;

        "Exchange Ratio" has the meaning set forth in the Exchangeable Share Provisions;

        "Exchange Right" means the right, upon the occurrence and during the continuance of an Insolvency Event, to require Marathon or CallCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary;

        "Exchangeable Share" means an exchangeable share in the capital of AcquisitionCo, to be created on or before the Effective Time, which shall initially be exchangeable on a one-for-one basis for a Marathon Share, subject to adjustment for future dividends, with substantially the rights, privileges and restrictions set forth in the Exchangeable Share Provisions;

        "Exchangeable Share Consideration" means the consideration in the form of 0.5932 of an Exchangeable Share and associated Ancillary Rights to be received at the election of an Eligible Holder (other than a Dissenting Shareholder) pursuant to the Plan of Arrangement;

        "Exchangeable Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set forth in Appendix D to this Information Circular;

        "Exchangeable Share Voting Event" has the meaning set forth in the Exchangeable Share Provisions;

        "Exempt Exchangeable Share Voting Event" has the meaning set forth in the Exchangeable Share Provisions;

        "Final Order" means the final order of the Court approving this Arrangement under Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

        "Financial Advisors" means, collectively, Goldman, Sachs & Co. and TD Securities Inc.;

        "Form S-3" means a registration statement on Form S-3 (or other applicable form) filed by Marathon with the SEC under the U.S. Securities Act;

        "Georgeson" means Georgeson, Western's proxy solicitation agent;

        "GLJ" means GLJ Petroleum Consultants Ltd., independent petroleum consultants;

        "Governmental Authority" means any multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, any subdivision, agent, commission, board or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

        "Governmental Authorization" means all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations of or from any Governmental Authority necessary in connection with the conduct of the business of Western and Marathon, as applicable, as it is now, individually or in the aggregate, being or proposed to be conducted;

        "Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

        "Information Circular" means this management information circular of Western, together with all appendices hereto and the documents included in the accompanying CD-ROM to be mailed or otherwise distributed by Western to the Western Shareholders as may be required pursuant to the Interim Order in connection with the Meeting;

        "Insolvency Event" means (i) the institution by AcquisitionCo of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of AcquisitionCo to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or (ii) the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including, without limitation, the Companies Creditors' Arrangement Act (Canada) and the Bankruptcy and Insolvency Act (Canada), and AcquisitionCo's failure to contest in good faith such proceedings commenced in respect of AcquisitionCo within 15 days of becoming aware of the proceedings, or the consent by AcquisitionCo to the filing of any such petition or to the appointment of a receiver, or (iii) the making by AcquisitionCo of a general assignment for the benefit of creditors, or the admission in writing by AcquisitionCo of its inability to pay its debts generally as they become due, or (iv) AcquisitionCo not being permitted, pursuant to solvency requirements of Applicable Laws, to redeem any Retracted Shares pursuant to the Exchangeable Shares Provisions;

        "Interests" means the title to or the right that Western and its subsidiaries (other than WesternZagros) have to produce petroleum, natural gas and related hydrocarbons;

        "Interim Order" means the interim order of the Court set forth in Appendix B to this Information Circular concerning the Arrangement under Subsection 193(4) of the ABCA and containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

        "Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

        "ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, each as amended from time to time;

        "KRG" means the Kurdistan Regional Government;

        "Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority (including the TSX, TSX-V and NYSE);

        "Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying this Information Circular sent to Western Shareholders for making their election to receive, in addition to the New WesternZagros Share Consideration and the New WesternZagros Warrant Consideration, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof in exchange for their Western Shares;

        "Liabilities" means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, Contract, permit, license or other undertaking and as a result of any act or omission;

        "Liquidation Amount" has the meaning set forth in the Exchangeable Share Provisions;

        "Liquidation Call Right" has the meaning set forth in the Exchangeable Share Provisions;

        "Liquidation Date" has the meaning set forth in the Exchangeable Share Provisions;

        "Liquidation Event" means (i) any determination by the Marathon Board of Directors to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Marathon or to effect any other distribution of its assets among the Marathon Shareholders for the purpose of winding-up its affairs, or (ii) the receipt by Marathon of notice of, or Marathon otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Marathon or to effect any other distribution of assets of Marathon among the Marathon Shareholders for the purpose of winding-up its affairs, in each case where Marathon has failed to contest in good faith any such proceeding commenced in respect of Marathon within 30 days of becoming aware of the proceeding;

        "Mailing Date" means the date that is as soon as reasonably practicable following the date of Arrangement Agreement and in any event by October 1, 2007;

        "Marathon" means Marathon Oil Corporation, a corporation organized and existing under the laws of Delaware and any successor corporation;

        "Marathon Board of Directors" means the board of directors of Marathon, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

        "Marathon Common Stock" means the common stock of Marathon;

        "Marathon Dividend" has the meaning set forth in the Exchangeable Share Provisions;

        "Marathon Dividend Payment Date" means a date on which a dividend is paid by Marathon to Marathon Shareholders;

        "Marathon Dividend Record Date" has the meaning set forth in the Exchangeable Share Provisions;

        "Marathon Financial Statements" means, collectively, the audited consolidated financial statements of Marathon as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors' report thereon, and the unaudited consolidated financial statements of Marathon as at and for the three and six months ended June 30, 2007, together with the notes thereto;

        "Marathon Funds" means the aggregate cash amount required to purchase the Western Shares pursuant to the terms of the Arrangement;

        "Marathon Information" means the information included in this Information Circular describing Marathon and AcquisitionCo and the business, operations and affairs of Marathon and AcquisitionCo;

        "Marathon Share" means a share of Marathon Common Stock;

        "Marathon Share Consideration" means the consideration in the form of 0.5932 of a Marathon Share to be received at the election or deemed election of a Western Shareholder pursuant to the Plan of Arrangement;

        "Marathon Shareholder" means a holder of Marathon Shares;

        "Material Adverse Change" or "Material Adverse Effect" means, with respect to either Western or Marathon, as the case may be, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada, the United States or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any party and/or its subsidiaries, including changes in Laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing, in the case of Marathon, to Western, and in the case of Western or WesternZagros, to Marathon, as of the date of the Arrangement Agreement; or (v) any changes arising from matters consented to or approved in writing by Western, in the case of changes relating to Marathon, or by Marathon in the case of changes relating to Western or WesternZagros, as applicable;

        "Meeting" means the special meeting of Western Shareholders to be held to consider, among other things, the Arrangement, and any adjournment thereof;

        "New WesternZagros" means WesternZagros Resources Ltd., a corporation incorporated pursuant to the ABCA;

        "New WesternZagros Preferred Share" means a Class B preferred share in the capital of New WesternZagros;

        "New WesternZagros Private Placement" means the private placement of up to 5 million New WesternZagros Shares at a price of Cdn$2.50 per share;

        "New WesternZagros Securities" means, collectively, New WesternZagros Shares and New WesternZagros Warrants;

        "New WesternZagros Share" means a common share in the capital of New WesternZagros;

        "New WesternZagros Share Consideration" means the consideration in the form of one New WesternZagros Share to be received by the Western Shareholders pursuant to the Plan of Arrangement;

        "New WesternZagros Shareholder Rights Plan" means the shareholder rights plan of New WesternZagros having the terms set forth in the shareholder rights plan agreement between New WesternZagros and Valiant Trust Company, as rights agent;

        "New WesternZagros Stock Option Plan" means the stock option plan of New WesternZagros providing for the issuance of up to 10% of the New WesternZagros Shares issued and outstanding from time to time, substantially in the form attached to this Information Circular as Appendix H;

        "New WesternZagros Warrant" means a common share purchase warrant entitling the holder thereof to purchase one New WesternZagros Share at a price of Cdn$2.50 until the date which is three months from the Effective Date in accordance with the terms and conditions of a warrant indenture to be entered into between New WesternZagros and Valiant Trust Company on the Effective Date;

        "New WesternZagros Warrant Consideration" means the consideration in the form of one-tenth of a New WesternZagros Warrant to be received by the Western Shareholders pursuant to the Plan of Arrangement;

        "Non-Resident" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

        "NYSE" means the New York Stock Exchange;

        "OSC Rule 61-501" means Ontario Securities Commission Rule 61-501, Insider Bids, Issuer Bids, Business Combination and Related Party Transactions;

        "Outside Date" means November 30, 2007;

        "Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

        "Plan of Arrangement" means the plan of arrangement substantially in the form set out in Schedule A to the Arrangement Agreement as amended or supplemented from time to time in accordance with the terms thereof as set forth in Appendix C to this Information Circular;

        "Publicly Disclosed by Marathon" means disclosed by Marathon in a public filing made by it with the SEC from January 1, 2006 to and including the date of the Arrangement Agreement;

        "Public Record" means all information filed by or on behalf of Western or Marathon, as the case may be, with the Securities Authorities, in compliance, or intended compliance, with any Laws;

        "Redemption Call Right" has the meaning set forth in the Exchangeable Share Provisions;

        "Redemption Date" has the meaning set forth in the Exchangeable Share Provisions;

        "Redemption Price" has the meaning set forth in the Exchangeable Share Provisions;

        "Registrar" means the Registrar of Corporations or the Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

        "Regulation S" means Regulation S promulgated under the U.S. Securities Act;

        "RESP" means a trust governed by a registered education savings plan under the ITA;

        "RRIF" means a trust governed by a registered retirement income fund under the ITA;

        "RRSP" means a trust governed by a registered retirement savings plan under the ITA;

        "Retracted Shares" has the meaning set forth in the Exchangeable Share Provisions;

        "Retraction Call Right" has the meaning set forth in the Exchangeable Share Provisions;

        "Retraction Date" has the meaning set forth in the Exchangeable Share Provisions;

        "Retraction Price" has the meaning set forth in the Exchangeable Share Provisions;

        "Retraction Request" has the meaning set forth in the Exchangeable Share Provisions;

        "SEC" means the United States Securities and Exchange Commission;

        "Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, as amended;

        "Securities Authorities" means the securities commissions or similar securities regulatory authorities in each of the Provinces or Territories of Canada and the SEC in the United States, collectively or individually as the context requires;

        "Shareholders" means the holders from time to time of Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

        "Shares" means, the Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

        "Sproule" means Sproule International Limited, independent petroleum consultants;

        "Sproule Report" means the report prepared by Sproule entitled "Technical Review and Assessment of Undiscovered Resources in the Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq for Western Oil Sands Inc. (as of July 31, 2007)";

        "Subsequent Transactions" means the transactions to be effected sequentially forthwith after the Effective Time pursuant to which: (i) WesternZagros will issue additional WesternZagros Shares to Western for cash subscription proceeds of Cdn$81,533,877; (ii) all of the issued and outstanding WesternZagros Shares will be transferred to New WesternZagros in consideration for the issuance by New WesternZagros of the New WesternZagros Preferred Shares; (iii) the New WesternZagros Preferred Shares will be redeemed or purchased for cancellation in consideration for the issuance of a demand non-interest bearing promissory note of New WesternZagros; (iv) the Class B Shares held by New WesternZagros at that time will be redeemed or purchased for cancellation in consideration of the cancellation of such New WesternZagros promissory note; and (v) the Class C Shares held by New WesternZagros at that time will be redeemed or purchased for cancellation in consideration of the payment by Western to New WesternZagros of Cdn$1,000,000;

        "subsidiary" has the meaning ascribed thereto in the Securities Act (and shall include all trusts or partnerships directly or indirectly owned by Western or Marathon, as the case may be);

        "Superior Proposal" means an unsolicited, bona fide Acquisition Proposal made after the date of the Arrangement Agreement that: (i) involves the purchase or acquisition of or offer by such Person to purchase all of the outstanding Western Shares or all or substantially all of the assets of Western and its subsidiaries; (ii) is made available to all or substantially all Western Shareholders and offers or makes available substantially equivalent consideration in form and amount per Western Share to be purchased or otherwise acquired; (iii) is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Western or its subsidiaries beyond 5:00 p.m. (Mountain time) on the tenth Business Day after which access is first afforded to the Person making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Western during such 10 Business Day period or thereafter); (iv) is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (v) in respect of which any required financing to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; and (vi) in respect of which the Western Board of Directors determines in good faith (after consultation with its financial advisors and outside counsel) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the Western Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement, provided that no Acquisition Proposal shall be a Superior Proposal if the Person making such Acquisition Proposal is in default of any standstill obligation with Western;

        "Support Agreement" means the agreement, so entitled and relating to the Exchangeable Shares, to be entered into among Marathon, CallCo and AcquisitionCo and dated as of the Effective Date;

        "Tax" or "Taxes" means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Taxing Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Western or Marathon, as applicable (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

        "Tax Returns" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including any attached schedules);

        "Taxing Authority" means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

        "Trustee" means Valiant Trust Company at its principal office in Calgary, Alberta, as trustee under the Voting and Exchange Trust Agreement;

        "TSX" means the Toronto Stock Exchange;

        "TSX-V" means the TSX Venture Exchange;

        "United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

        "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules, regulations and orders promulgated thereunder;

        "U.S. GAAP" means generally accepted accounting principles as in effect in the United States;

        "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder;

        "U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

        "U.S. Warrantholder" means a holder of New WesternZagros Warrants who is in the United States;

        "Voting and Exchange Trust Agreement" means the agreement, so entitled and relating to the Exchangeable Shares, to be entered into among Marathon, CallCo, AcquisitionCo and the Trustee and dated as of the Effective Date;

        "Western" means Western Oil Sands Inc., a corporation incorporated under the ABCA;

        "Western Board of Directors" means the board of directors of Western as it may be comprised from time to time;

        "Western DSU Plan" means the Western deferred share unit plan;

        "Western DSUs" means all deferred share units granted pursuant to the Western DSU Plan;

        "Western Financial Statements" means, collectively, the audited consolidated financial statements of Western as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors' report thereon, and the unaudited consolidated financial statements of Western as at and for the three and six months ended June 30, 2007, together with the notes thereto;

        "Western Group" means WesternZagros, 852006 Alberta Ltd., Western Oil Sands L.P., Western Oil Sands Finance Inc., WesternZagros Limited, 1331614 Alberta Ltd., Western U.S. Holdings Inc., Western Oil Holdings (Barbados) Inc., Western Oil International Holdings Limited, Western Oil Sands (U.S.A.) Inc., Western Bluewater Resources (Trinidad) Inc. and 1318214 Alberta Ltd.;

        "Western Information" means the information included in this Information Circular describing Western, WesternZagros and New WesternZagros and the business, operations and affairs of Western, WesternZagros and New WesternZagros;

        "Western Option Plan" means the Western share option plan and the agreements thereunder;

        "Western Options" means all outstanding options granted pursuant to the Western Option Plan;

        "Western Plans" means the employee benefits plans covering active, former or retired employees of each member of the Western Group, any related trust agreement, annuity or insurance contract or other funding vehicle;

        "Western PSU Plan" means the Western performance share unit plan and the agreements thereunder;

        "Western PSUs" means all performance share units granted pursuant to the Western PSU Plan;

        "Western Shares" or "Common Shares" means the existing Class A shares in the capital of Western;

        "Western Shareholders" means holders of Western Shares;

        "Western Rights Plan" means the shareholder rights plan of Western;

        "WesternZagros" means WesternZagros Resources Inc., a corporation incorporated under the ABCA;

        "WesternZagros Board of Directors" means the board of directors of WesternZagros as it may be comprised from time to time;

        "WesternZagros Information" means the information included in this Information Circular describing WesternZagros and the business, operations and affairs of WesternZagros; and

        "WesternZagros Shares" means the common shares in the capital of WesternZagros.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        The historical consolidated financial statements of, and the summaries of historical financial information concerning, Western contained or incorporated by reference in this Information Circular (including on the CD-ROM accompanying this Information Circular) are reported in Canadian dollars and have been prepared in accordance with Canadian GAAP. The historical consolidated financial statements of, and the summaries of historical financial information concerning, WesternZagros and New WesternZagros contained in this Information Circular are reported in U.S. dollars and have been prepared in accordance with Canadian GAAP.

        The historical consolidated financial statements of, and the summaries of historical financial information concerning, Marathon contained or incorporated by reference in this Information Circular (including on the CD-ROM accompanying this Information Circular) are reported in U.S. dollars and have been prepared in accordance with U.S. GAAP. The audited balance sheet of AcquisitionCo contained in the Information Circular is reported in Canadian dollars and has been prepared in accordance with Canadian GAAP.

CANADIAN / U.S. EXCHANGE RATES

        In this Information Circular, dollar amounts are expressed either in Canadian dollars (Cdn$) or U.S. dollars (US$). The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates during such periods, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot rate of exchange.

		Year Ended December 31
	Eight Months Ended August 31, 2007
		2006	2005	2004
High	1.1853	1.1726	1.2704	1.3968
Low	1.0372	1.0990	1.1507	1.1774
Average	1.1145	1.1342	1.2116	1.3015
Period End	1.0564	1.1653	1.1659	1.2036

        On September 13, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars was Cdn$1.0326 based upon the Bank of Canada noon spot rate of exchange.

ABBREVIATIONS

"bbls"	barrels
"bbls/d"	barrels of oil per day
"boe"	barrel of oil equivalent, using the conversion factor of six (6) Mcf of natural gas being equivalent to one bbl of oil. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
"Mboe/d"	thousand barrels of oil equivalent per day
"km"	kilometre
"Mbbls/d"	thousand barrels of oil per day
"MMbbls"	million barrels
"MMbbls/d"	million barrels of oil per day
"Mboe"	thousand barrels of oil equivalent
"Mbpd"	thousand barrels per day
"MMbpd"	million barrels per day
"Mcf"	thousand cubic feet
"MMcf/d"	million cubic feet per day
"WTI"	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

        The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls oil	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

THE ARRANGEMENT

Background and Reasons for the Arrangement

Background to the Arrangement

        The Arrangement Agreement is the result of a broad and extensive strategic review process conducted by the Western Board of Directors, oversight of which was directed by a committee of independent directors working with management, financial advisors and legal counsel. This process ultimately led to the arm's length negotiation of the Arrangement Agreement and the resulting terms of the Arrangement between Western and Marathon.

        Prior to the development of the strategic review process discussed below, the Western Board of Directors reviewed strategic objectives as part of its ongoing responsibilities and activities. In the context of these reviews, Western held exploratory conversations with certain parties from time to time regarding possible business combination and downstream integration opportunities. These conversations did not lead to any meaningful negotiations between the parties.

        In the second half of 2006, a number of circumstances and developments in respect of Western's business led to the decision of the Western Board of Directors to initiate a strategic review process. These included: (i) the announcement in July 2006 by Shell Canada Limited ("SHC"), the operator of the AOSP, to the effect that no further expansions of the upgrading and downstream facilities associated with the AOSP would occur within the joint venture following Expansion 1 of the AOSP; (ii) the continued increase in estimated capital costs for Expansion 1 which dramatically impacted project economics and future capital requirements; (iii) Western's participation in new business developments outside of the AOSP, including the Kurdistan exploration initiative; and (iv) increased market trading activity in Western Shares. Following the announcement by SHC regarding future upgrading, Western conducted an ongoing assessment of potential upgrading and refining alternatives available with respect to future bitumen production, and from time to time engaged various technical consultants, including Muse, Stancil & Co. and Jacobs Engineering Group Inc. to assist in this assessment. Western also conducted exploratory discussions with a number of industry participants regarding upgrading and refining opportunities on an ongoing basis.

        In September 2006, the Western Board of Directors determined it was in the best interests of Western and the Western Shareholders to consider financial and strategic alternatives for its business and to prepare for possible unsolicited acquisition initiatives or other actions by third parties. A committee of independent directors of the Western Board of Directors (the "Ad Hoc Committee") was charged with overseeing and directing this process. In late September of 2006, Western engaged the Financial Advisors to assist and provide financial advisory services to Western and the Ad Hoc Committee in connection with this process.

        From September 2006 to the announcement of the Arrangement, the Ad Hoc Committee formally met on 26 occasions and reported to the Western Board of Directors at 10 meetings to discuss the progress and developments of this process and ultimately the Arrangement. The Ad Hoc Committee originally consisted of Mr. Mac Van Wielingen, Mr. Geoff Cumming, Mr. Randall Oliphant and Mr. Robert Puchniak. Messrs. Cumming and Puchniak did not stand for re-election to the Western Board of Directors and their terms as directors ended on June 12, 2007, the date of Western's Annual General Meeting of Shareholders. Mr. Fred Dyment and Mr. John Lill were appointed to the Ad Hoc Committee effective as of June 12, 2007. At these meetings of the Ad Hoc Committee and of the Western Board of Directors, in camera sessions of independent directors were held without management and with and without the Financial Advisors.

        Beginning in October 2006, Western, under the direction of the Ad Hoc Committee and with the assistance of the Financial Advisors and legal counsel, initiated a detailed review of a broad range of alternatives available to Western. The review included an in-depth assessment of Western's oil sands assets, its business plan and its existing contractual rights and restrictions, with particular attention to the alternatives available to enhance the value of its sizeable and increasing bitumen resource base beyond AOSP Expansion 1. These included alternatives to provide for upgrading or refining of future bitumen production by way of building or acquiring upgrading or refining facilities, entering into various forms of supply agreements, asset swaps, joint ventures or other commercial arrangements with parties who owned or intended to build upgrading or refining facilities and various structural alternatives.

        In addition to downstream alternatives, Western also considered the merits of a reorganization of its corporate structure, the sale or spin off of selected assets, a sale, merger or other corporate transaction and various alternatives with respect to Western's Kurdistan business.

        On October 23, 2006, Royal Dutch Shell ("RDS") announced its intention to offer to acquire the 22% of the shares of SHC it did not already own at a price of Cdn$40 per share. SHC holds a 60% interest in, and is the operator of, the AOSP. This initiative by RDS led to the acquisition of all of the SHC shares by RDS at a price of $45 per share in April 2007. Western closely monitored the progress and timing of this process and considered its implications on Western and its review of alternatives.

        On November 6, 2006, Marathon announced plans to request proposals to engage interested parties in a process that could lead to a Canadian oil sands venture that would integrate Marathon's downstream refining capacity with upstream oil sands assets. The two companies had previously held exploratory discussions regarding possible integration transactions as Western had identified Marathon as a possible integration transaction counterparty, due to its refining and upgrading capabilities. On November 8, 2006, Western entered into the Confidentiality Agreement and the parties began to exchange confidential information with respect to their businesses and held discussions regarding various downstream integration alternatives.

        On November 29, 2006, at the request of Regulation Services of the TSX, Western publicly announced that a variety of consultants and advisors had been engaged to assist in the evaluation of various initiatives and options, including downstream integration of Western's oil sands resources. Western also disclosed that it had not received an offer to acquire the company and that it was not in discussions with respect to any such transaction at that time.

        At meetings of the Western Board of Directors held on December 18, 2006, January 24, 2007 and February 8, 2007, the Western Board of Directors received updates from the Ad Hoc Committee, the Financial Advisors and legal counsel on the work performed and the merits of the various alternative courses of action under consideration. On February 8, 2007, following the report and the recommendation of the Ad Hoc Committee, the Western Board of Directors resolved that, in addition to pursuing downstream integration opportunities, it would explore and pursue alternatives to realize the full value of Western's assets and future growth potential, including an acquisition or sale of assets, merger or other corporate transaction, which included contacting third parties and responding to inquiries. The Western Board of Director's decision was communicated to the market in a press release on February 8, 2007.

        Following that announcement, Western and the Financial Advisors identified those third parties that Western and the Financial Advisors believed would be interested in pursuing a merger with, or acquisition of, Western or other transaction under consideration by Western. Western also continued to develop the analysis of its business plan and the preparation and gathering of information pertaining to Western and its business for inclusion in a data room. Subsequent to the February 8, 2007 announcement, Western or its Financial Advisors had direct contact with 23 parties from various regions of the world and segments of the oil and gas business that could reasonably be expected to have a bona fide interest and ability to pursue a transaction with Western. One unsolicited inquiry regarding Western's oil sands assets was received, and that party was also included in Western's process. Western entered into confidentiality agreements, conducted management presentations, granted staged access to its data room and held preliminary discussions with a number of these parties. Beginning in late May 2007, Western held more detailed discussions with a smaller number of these parties which included discussion of potential transaction structures and value levels. Western also explored various alternatives with respect to its Kurdistan interest, including entering into strategic partnerships.

        Beginning in mid July 2007, Western and Marathon began to discuss in more detail the parameters of a possible corporate transaction which contemplated the "spin-off" of WesternZagros. On July 20, 2007, the parties entered into an agreement to negotiate exclusively with each other regarding a possible transaction. These discussions led to the negotiation of the terms of the Arrangement Agreement. At a meeting of the Western Board of Directors held immediately following a meeting of the Ad Hoc Committee on July 25, 2007, the Western Board of Directors received an update from management, the Ad Hoc Committee, the Financial Advisors and legal counsel and thoroughly reviewed the status and merits of a possible transaction with Marathon, the status of other initiatives arising out of the lengthy process conducted by Western and the merits and challenges associated with Western's business plan. The Western Board of Directors authorized management to continue negotiations with Marathon to see if terms of an acceptable transaction could be reached.

        The parties, together with their respective financial and legal advisors, continued negotiations on the terms of a possible transaction and the Arrangement Agreement. The Western Board of Directors met again on July 30, 2007 and considered the specific transaction terms that had been negotiated and reviewed the proposed Arrangement Agreement, which included the spin-off of Western's Kurdistan interests to Western Shareholders. The Financial Advisors provided their respective opinions to the Western Board of Directors that, as of the date of their respective opinions and subject to and based on the various considerations referred to in their opinions, which are attached to this Information Circular as Appendix E and Appendix F respectively, the Cash Consideration, the Marathon Share Consideration and the Exchangeable Share Consideration, in the case of the opinion of Goldman, Sachs & Co., and the Cash Consideration and Share Consideration, in the case of the opinion of TD Securities Inc., to be received by Western Shareholders pursuant to the Arrangement was fair, from a financial point of view, to Western Shareholders. In addition, independent members of the Western Board of Directors held an in camera session during which management was not present and during which the merits of the Arrangement were further discussed. After a detailed review, the Western Board of Directors approved the Arrangement and the entering into of the Arrangement Agreement. Following that meeting, Western, Marathon and their advisors completed the negotiation of the Arrangement Agreement, which was signed by the parties later that evening. Western and Marathon issued press releases announcing the Arrangement prior to the opening of the markets on the morning of July 31, 2007.

Reasons for the Arrangement

        Following receipt of advice and assistance of the Ad Hoc Committee, the Financial Advisors and legal counsel, the Western Board of Directors carefully evaluated the terms of the proposed Arrangement and unanimously: (i) determined that the Arrangement is in the best interests of Western and the Western Shareholders; (ii) determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders; (iii) approved the Arrangement and the entering into of the Arrangement Agreement; and (iv) resolved to recommend that Western Shareholders vote in favour of the Arrangement. In reaching these determinations and approvals the Western Board of Directors considered, among other things, the following factors and potential benefits and risks of the Arrangement:

  •
  The Western Board of Directors concluded that the value offered to Western Shareholders under the Arrangement is more favourable than the value that might have been realized through pursuing Western's current business plan given the challenges and risks associated with executing Western's business plan and the significant amount of additional capital that would be required.

  •
  The Arrangement was the preferred transaction available to Western and the Western Shareholders following an extensive and thorough strategic review process conducted by Western, which included advice from its Financial Advisors and legal counsel and extensive contacts and discussions with third parties.

  •
  The value of the consideration offered under the Arrangement represented a premium to the market price of Western Shares on the date of the announcement of the Arrangement and a significant premium to the market price of Western Shares prior to the increased trading activity that occurred in the second half of 2006 due to a variety of factors, including the RDS offer for the shares of SHC.

  •
  The ability to receive, at the election of Western Shareholders, and subject to pro-rationing, Marathon Shares or Exchangeable Shares gives Western Shareholders the opportunity to continue to participate in the future growth of the AOSP through an entity with sufficient balance sheet strength to fund the considerable capital requirements associated with its development and with upgrading assets that are well-situated to process future volumes of bitumen associated with further expansions of the AOSP.

  •
  The trading and transaction multiples implied by the value of consideration to be received from Marathon pursuant to the Arrangement compare favourably to the trading and transaction multiples of other relevant companies and transactions.

  •
  The Financial Advisors provided opinions that, as of the date of their respective opinions and subject to and based upon the various considerations referred to in their respective opinions, the Cash Consideration, the Marathon Share Consideration and the Exchangeable Share Consideration, in the case of the opinion of Goldman, Sachs & Co., and the Cash Consideration and Share Consideration, in the case of the opinion of TD Securities Inc., to be received by Western Shareholders pursuant to the Arrangement was fair, from a financial point of view, to Western Shareholders.

  •
  Western Shareholders will be able to continue to participate in the opportunities associated with New WesternZagros.

  •
  The Marathon Shares, including the Marathon Shares issuable upon the exchange of the Exchangeable Shares, should provide Western Shareholders with increased liquidity due to the larger market capitalization of Marathon and the listing and historical trading volumes of the Marathon Shares on the NYSE.

  •
  The Exchangeable Shares offer certain Western Shareholders who are residents of Canada for the purposes of the ITA the opportunity to obtain a full or partial deferral of taxable capital gains for Canadian federal income tax purposes in certain circumstances.

  •
  Under the Arrangement Agreement, the Western Board of Directors retains the ability to consider and respond to Superior Proposals on the specific terms and conditions set forth in the Arrangement Agreement.

Recommendation of the Western Board of Directors

        The Western Board of Directors has unanimously determined that the Arrangement is in the best interests of Western and the Western Shareholders and has, based upon, among other things, the opinions of the Financial Advisors, unanimously determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders. Accordingly, the Western Board of Directors has unanimously approved the Arrangement and unanimously recommends that Western Shareholders vote FOR the Arrangement Resolution.

Opinions of Financial Advisors

        In deciding to approve the Arrangement, the Western Board of Directors considered, among other things, the opinions of the Financial Advisors. The Western Board of Directors received opinions from Goldman, Sachs & Co. and TD Securities Inc. that, as of the date of their respective opinions and subject to and based on the various considerations referred to in their respective opinions, the Cash Consideration, the Marathon Share Consideration and the Exchangeable Share Consideration, in the case of the opinion of Goldman, Sachs & Co., and the Cash Consideration and Share Consideration, in the case of the opinion of TD Securities Inc., to be received by Western Shareholders pursuant to the Arrangement was fair, from a financial point of view, to Western Shareholders. The fairness opinions are attached to this Information Circular as Appendices E and F, respectively. This summary is qualified in its entirety by reference to the full text of the fairness opinions.

        Pursuant to letter agreements dated September 20, 2006 between Western and Goldman, Sachs & Co. and TD Securities Inc., respectively, Goldman, Sachs & Co. and TD Securities Inc. were retained to act as financial advisors to the Western Board of Directors in connection with the Arrangement.

        The full text of the written opinions of Goldman, Sachs & Co. and TD Securities Inc., dated July 30, 2007, which set forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinions, are attached as Appendices E and F, respectively. Goldman, Sachs & Co. and TD Securities Inc. provided their opinions for the information and assistance of the Western Board of Directors in connection with its consideration of the Arrangement. The Goldman, Sachs & Co. and TD Securities Inc. opinions are not recommendations as to how any Western Shareholder should vote with respect to the Arrangement or any other matter.

        Goldman, Sachs & Co. is familiar with Marathon, having acted as its financial advisor from time to time. Goldman, Sachs & Co. also may provide investment banking and other financial services to Western, Marathon and their respective affiliates in the future. The Western Board of Directors selected Goldman, Sachs & Co. as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Arrangement.

        Goldman, Sachs & Co. provides a full range of financial, advisory and securities services and, in the course of these activities and services, may from time to time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Western, Marathon and any of their respective affiliates or any currency or commodity that may be involved in the transaction for their own account and for the accounts of their customers.

        In November, 2006, Marathon engaged TD Securities Inc. to advise it with respect to entering into arrangements with Canadian bitumen suppliers with respect to possible joint ventures or other crude oil supply arrangements. At that time, TD Securities Inc. advised Marathon that TD Securities Inc. had a relationship with Western. Marathon and TD Securities Inc. agreed that TD Securities Inc. would not provide advice to Marathon with respect to any potential joint venture or other crude oil supply arrangement in regards to Western and would not receive any fee from Marathon if Marathon entered into such an arrangement with Western.

        TD Securities Inc. and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of Western, or had a material financial interest in any transaction involving Western during the 24 months preceding the date on which TD Securities Inc. was first contacted in respect of its engagement, other than as described herein. TD Securities Inc. acted as financial advisor to Western in September 2005 with respect to takeover defence preparedness planning and strategic planning initiatives, and in June 2006 with respect to a potential strategic investment. There are no understandings or agreements between TD Securities Inc. and Western or Marathon or their respective associates or affiliates with respect to future financial advisory or investment banking business. The Toronto-Dominion Bank, the parent company of TD Securities Inc., provides credit facilities and other banking services to Western and may provide such services to other interested parties from time to time in the ordinary course of its business.

        TD Securities Inc. and its affiliates act as a trader and dealer, both as principal and as agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Western and Marathon or their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of clients for which it may have received or may receive compensation.

        Pursuant to its letter agreements with each of Goldman, Sachs & Co. and TD Securities Inc., Western has agreed to pay each of Goldman, Sachs & Co. and TD Securities Inc. a fee for rendering financial advisory services, a significant portion of which is contingent upon consummation of the Arrangement. Western has also agreed to indemnify Goldman, Sachs & Co. and TD Securities Inc. and certain related persons against certain liabilities in connection with their engagements, including certain liabilities under securities legislation.

Arrangement Mechanics

The Arrangement

        The Arrangement Agreement provides for the acquisition of Western by AcquisitionCo, an indirect subsidiary of Marathon, by way of a court approved plan of arrangement under Section 193 of the ABCA. Under the Arrangement, a Western Shareholder (other than a Western Shareholder who exercises his or her Dissent Rights and other than Marathon and its affiliates) may elect, subject to certain pro-ration provisions described below, to receive for each Western Share:

  (a)
  Cdn$35.50 in cash;

  (b)
  0.5932 of a Marathon Share;

  (c)
  0.5932 of an Exchangeable Share (other than Western Shareholders who are Non-Residents and Western Shareholders that are exempt from tax under Part I of the ITA, who are not entitled to elect to receive Exchangeable Shares); or

  (d)
  a combination thereof,

in exchange for the aggregate number of Western Shares in respect of which such an election is made.

        In addition, a Western Shareholder will receive, for each Western Share, one New WesternZagros Share and one-tenth of a New WesternZagros Warrant. Each whole New WesternZagros Warrant will entitle the holder thereof to purchase one New WesternZagros Share at a price of Cdn$2.50 until the date which is three months from the Effective Date. As a result, Western Shareholders will receive, in aggregate, cash in respect of approximately 65% of the outstanding Western Shares and Marathon Shares and Exchangeable Shares in respect of approximately 35% of the outstanding Western Shares.

        Each Exchangeable Share will initially be exchangeable at any time for one Marathon Share. The Exchangeable Shares will have economic and voting rights that are, as nearly as practicable, the same as the rights of Marathon Shares, including the right to vote at meetings of holders of Marathon Shares. In addition, the exchange ratio for the Exchangeable Shares will be adjusted from time to time to account for cash dividends paid by Marathon on the Marathon Shares. The Exchangeable Shares may offer Eligible Holders the opportunity to achieve a Canadian tax deferral in certain circumstances. See "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations — Western Shareholders Resident in Canada".

        It is a condition of the Arrangement that the Marathon Shares issued pursuant to the Arrangement and upon an exchange of Exchangeable Shares are listed on the NYSE. There is currently no intention to list the Exchangeable Shares on any stock exchange. See "The Arrangement — Stock Exchange Listings".

        Only Eligible Holders may elect to receive Exchangeable Shares. Any election to receive Exchangeable Shares by a Western Shareholder who is not an Eligible Holder will be deemed to be an election to receive Marathon Shares.

        The Arrangement Agreement requires all Western Options, Western PSUs and Western DSUs to be exercised, terminated or surrendered such that no options to purchase or receive Western Shares remain outstanding as of the Effective Date. See "The Arrangement — Western Options, PSUs and DSUs".

Arrangement Steps

        The following summarizes the steps which will occur under the Plan of Arrangement on the Effective Date, if all conditions to the implementation of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement set forth as Schedule A to the Arrangement Agreement which is attached as Appendix C to this Information Circular:

  (a)
  the Western Rights Plan shall be terminated and all rights issued thereunder shall be extinguished;

  (b)
  each issued and outstanding Common Share held by a Non-Resident (other than Western Shares held by Dissenting Shareholders) shall be exchanged with AcquisitionCo for either Cash Consideration or Marathon Share Consideration in accordance with the election of such Non-Resident and subject, in either case, to pro-rationing in accordance with the Plan of Arrangement, as additional consideration for such Common Share, AcquisitionCo shall deliver to such shareholder, the New WesternZagros Share Consideration and New WesternZagros Warrant Consideration pursuant to (g) below;

  (c)
  the articles of Western shall be amended to cancel the Non-Voting Convertible Class B Equity Shares, the Class C Preferred Shares and the Class D Preferred Shares, none of which are issued or outstanding and to change its authorized capital by the addition of Class A Shares, Class B Shares and Class C Shares;

  (d)
  the share capital of Western shall be reorganized such that each of the issued and outstanding Western Shares (other than Western Shares held by Dissenting Shareholders) shall be exchanged for one Class A Share, one Class B Share and one Class C Share and following such exchange the articles of Western shall be amended to cancel the Western Shares;

  (e)
  each issued and outstanding Class B Share shall be transferred to New WesternZagros in exchange for the issuance of the New WesternZagros Share Consideration;

  (f)
  each issued and outstanding Class C Share shall be transferred to New WesternZagros in exchange for the issuance of the New WesternZagros Warrant Consideration;

  (g)
  AcquisitionCo shall deliver to each Non-Resident such number of New WesternZagros Shares and New WesternZagros Warrants as are deliverable to such Non-Resident pursuant to (b) above; and

  (h)
  each issued and outstanding Class A Share (other than those held by AcquisitionCo and Dissenting Shareholders) shall be exchanged with AcquisitionCo in accordance with the election or deemed election of the holder of such Class A Share, for:

  (i)
  Cash Consideration;

    (ii)
    Marathon Share Consideration;

    (iii)
    Exchangeable Share Consideration; or

    (iv)
    a combination thereof,

    in each case subject to pro-ration.

        A Western Shareholder may elect to receive a combination of the available types of consideration which may be elected in exchange for the aggregate number of Western Shares in respect of which such an election is made; provided, however, for calculation purposes only, each individual Common Share may be only exchanged pursuant to step (b) above for either Cash Consideration or Marathon Share Consideration and each individual Western Share may only be exchanged pursuant to step (h) above for any one of the Cash Consideration, the Marathon Share Consideration or the Exchangeable Share Consideration.

Subsequent Transactions

        Immediately following the Effective Time, the Subsequent Transactions will be effected whereby: (i) additional WesternZagros Shares will be issued to Western for cash subscription proceeds of Cdn$81,533,877; (ii) all of the issued and outstanding WesternZagros Shares will be transferred to New WesternZagros in consideration for the issuance by New WesternZagros of New WesternZagros Preferred Shares; (iii) the New WesternZagros Preferred Shares will be redeemed or purchased for cancellation in consideration of the issuance of a demand non-interest bearing promissory note of New WesternZagros; (iv) the Class B Shares held by New WesternZagros at that time will be redeemed or purchased for cancellation in consideration of the cancellation of such New WesternZagros promissory note; and (v) the Class C Shares held by New WesternZagros at the time will be redeemed or purchased for cancellation in consideration of the payment by Western to New WesternZagros of Cdn$1,000,000. Subsequently, and subject to the approval of Western Shareholders at the Meeting, New WesternZagros will complete the New WesternZagros Private Placement of up to 5 million New WesternZagros Shares at a price of Cdn$2.50 per share for gross proceeds of up to Cdn$12.5 million.

        Following completion of the Subsequent Transactions, New WesternZagros and its subsidiaries will carry on the business currently carried on by WesternZagros and its subsidiaries.

        See "Information Concerning New WesternZagros" and Appendix G — Information Concerning New WesternZagros.

The Structure

        The following chart shows, in a simplified manner, the relationship between Western, New WesternZagros, AcquisitionCo, CallCo and Marathon and the former Western Shareholders following completion of the Arrangement and the Subsequent Transactions.

Pro-Ration Provisions

        The Plan of Arrangement provides that the maximum amount of cash to be paid to Western Shareholders is Cdn$3,807,847,771, the maximum number of Exchangeable Shares that may be elected by Western Shareholders is 29.4 million and the maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Western Shareholders is 34.3 million. If Western Shareholders elect to receive either cash, Exchangeable Shares or Marathon Shares in excess of these amounts, the actual amount of cash paid and the actual number of Exchangeable Shares and Marathon Shares issued to Western Shareholders pursuant to the Arrangement will be subject to pro-ration as follows. As a result, Western Shareholders will receive, in aggregate, cash in respect of approximately 65% of the outstanding Western Shares and Marathon Shares and Exchangeable Shares in respect of approximately 35% of the outstanding Western Shares.

Elections for Cash

        If the aggregate amount of Cash Consideration that would, but for pro-rationing pursuant to the Plan of Arrangement, be paid to Western Shareholders pursuant to the Plan of Arrangement exceeds Cdn$3,807,847,771, then the Cash Consideration to be paid to any Western Shareholder shall be determined by multiplying the total amount of Cash Consideration otherwise payable to such holder by a fraction, rounded to six decimal places, the numerator of which is Cdn$3,807,847,771 and the denominator of which is the aggregate amount of the Cash Consideration otherwise payable to all Western Shareholders; and such Western Shareholder shall be deemed to have elected to receive Marathon Share

Consideration for the remainder of their Western Shares for which, but for such pro-rationing, such Western Shareholder would otherwise have received Cash Consideration.

Elections for Exchangeable Shares and/or Marathon Shares

        If the aggregate number of Exchangeable Shares that would, but for pro-rationing pursuant to the Plan of Arrangement, be issued to Western Shareholders pursuant to the Plan of Arrangement exceeds 29.4 million Exchangeable Shares, then the number of Exchangeable Shares to be issued to any Western Shareholder, subject to rounding in accordance with the Plan of Arrangement, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such Western Shareholder by a fraction, rounded to six decimal places, the numerator of which is 29.4 million and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all Western Shareholders; and such Western Shareholder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Western Shares for which, but for such pro-rationing, such Western Shareholder would otherwise have received Exchangeable Shares.

        If the aggregate number of Marathon Shares and Exchangeable Shares that would, but for pro-rationing pursuant to the Plan of Arrangement, be issued to Western Shareholders pursuant to the Plan of Arrangement (including those Marathon Shares which Western Shareholders are deemed to have elected to receive pursuant to the pro-rationing of Exchangeable Shares described above) exceeds 34.3 million Marathon Shares and Exchangeable Shares collectively, then the number of Marathon Shares and Exchangeable Shares to be issued to any Western Shareholder, subject to rounding in accordance with the Plan of Arrangement, shall be determined by multiplying the total number of Marathon Shares and Exchangeable Shares otherwise issuable to such Western Shareholder by a fraction, rounded to six decimal places, the numerator of which is 34.3 million and the denominator of which is the aggregate number of Marathon Shares and Exchangeable Shares otherwise issuable to all Western Shareholders; and such Western Shareholder shall be deemed to have elected to receive cash consideration for the remainder of their Western Shares for which, but for such pro-rationing, such Western Shareholder would otherwise have received Marathon Shares and Exchangeable Shares.

What Happens if a Western Shareholder Fails to Make a Valid Election

        Any Western Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of the Plan of Arrangement and the Letter of Transmittal and Election Form with respect to elections to receive the Cash Consideration, Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof, shall be deemed to have elected to receive, in aggregate, Cash Consideration in respect of 65% of the outstanding Western Shares and Marathon Share Consideration and Exchangeable Share Consideration in respect of 35% of the outstanding Western Shares.

Fractional Shares

        No certificates representing fractional Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants shall be issued upon the exchange of the Western Shares for Marathon Shares or Exchangeable Shares or the distribution of New WesternZagros Shares and New WesternZagros Warrants. In lieu of any fractional Marathon Share, Exchangeable Share, New WesternZagros Share or New WesternZagros Warrant, each registered Western Shareholder otherwise entitled to a fractional interest in a Marathon Share, Exchangeable Share, New WesternZagros Share or New WesternZagros Warrant will receive the nearest whole number of Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants, as the case may be.

        For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Marathon Shares, Exchangeable Shares, New WesternZagros Shares or New WesternZagros Warrants, as applicable, to be issued will be rounded up to the nearest whole number and where such fractional interest is less than 0.5, the number of Marathon Shares, Exchangeable Shares, New WesternZagros Shares or

New WesternZagros Warrants, as applicable, to be issued will be rounded down to the nearest whole number.

Western Options, Western PSUs and Western DSUs

        Upon approval of the Arrangement by the Western Shareholders, and pursuant to the Arrangement Agreement, all outstanding Western Options granted pursuant to the Western Option Plan and all Western PSUs and Western DSUs granted pursuant to the Western PSU Plan and the Western DSU Plan, respectively, shall be vested and shall be exercised, terminated or surrendered such that no rights to purchase or receive Western Shares remain outstanding as at the Effective Date. It is anticipated that holders of any "out-of-the-money" Western Options will receive a nominal payment for the termination of such Western Options.

        Pursuant to the Western Option Plan, a holder of Western Options may, conditional upon approval of the Arrangement, prior to the Effective Time, elect to exercise all of the Western Options held by such holder, whether previously vested or unvested, upon payment to Western of the exercise price therefor and receive Western Shares in respect of the number of Western Options so exercised pursuant to the terms of the Western Option Plan. Western may provide financing to the holders of Western Options to facilitate the exercise of Western Options prior to the Effective Date on terms, conditions and documentation satisfactory to Marathon, acting reasonably, provided that Western will retain a security interest in any such shares and any proceeds therefrom (including any proceeds received pursuant to the Arrangement) until such financing is repaid.

        Pursuant to the Arrangement Agreement, Western has agreed to use its reasonable commercial efforts to cause all Western Shares issued upon the exercise of Western Options or payment of Western PSUs or Western DSUs granted pursuant to the Western DSU Plan on or prior to the record date for the Meeting to be voted in favour of the Arrangement Resolution by those persons who continue to hold such Western Shares as of the record date.

Description of Exchangeable Shares

        The Exchangeable Shares will be issued by AcquisitionCo and will, at the option of the holder, be exchangeable at any time on a one-for-one basis for Marathon Shares, subject to adjustment on the basis of the Exchange Ratio in effect at the time of the exchange. An Exchangeable Share, together with Ancillary Rights, will provide a holder with economic terms (including the right to have the Exchange Ratio adjusted to account for dividends declared on the Marathon Shares) and voting rights which are, as nearly as practicable, equivalent to those of a Marathon Share. Fractional Marathon Shares will not be delivered on any exchange of Exchangeable Shares. In the event the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Marathon Share, the number of Marathon Shares to be delivered will be rounded to the nearest whole number of Marathon Shares. The Marathon Shares issued as part of the Arrangement or as a result of the exchange of the Exchangeable Shares are expected to be listed on the NYSE. The Exchangeable Shares will not be listed on any stock exchange. Western Shareholders who: (i) are residents of Canada; (ii) are subject to tax under Part I of the ITA; and (iii) receive Exchangeable Shares under the Arrangement may, upon filing the necessary joint tax elections with AcquisitionCo, obtain a full or partial deferral of taxable capital gains for Canadian federal income tax purposes in certain circumstances. See "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations". Western Shareholders wishing to avail themselves of such tax deferral should consult their own tax advisors.

        On the Effective Date, Marathon, AcquisitionCo and the Trustee will enter into the Voting and Exchange Trust Agreement. By furnishing instructions to the Trustee under the Voting and Exchange Trust Agreement, holders of the Exchangeable Shares will be able to exercise essentially the same voting rights with respect to Marathon as they would have if they were Marathon Shareholders. The Exchangeable Shares are subject to adjustment or modification in the event of a stock split or other change to the capital structure of Marathon.

        Western Shareholders who receive Exchangeable Shares under the Arrangement will also receive the Ancillary Rights that are connected to such Exchangeable Shares.

        The Exchangeable Share Provisions are attached to this Information Circular as Appendix D. Western encourages you to read the Exchangeable Share Provisions.

Retraction, Redemption and Call Rights Applicable to Exchangeable Shares

Retraction of Exchangeable Shares

        Subject to the exercise by Marathon and/or CallCo of the Retraction Call Right described below, a holder of Exchangeable Shares will be entitled at any time following the Effective Time to retract any or all of the Exchangeable Shares owned by the holder and to receive an amount per share equal to the Retraction Price, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio. A holder of Exchangeable Shares may retract the holder's Exchangeable Shares by presenting to AcquisitionCo or its transfer agent (i) certificates representing the number of Exchangeable Shares the holder desires to retract, (ii) such other documents as may be required to effect the retraction of such Exchangeable Shares and (iii) a duly executed Retraction Request:

  •
  specifying the number of Exchangeable Shares the holder desires to retract;

  •
  acknowledging the Retraction Call Right;

  •
  acknowledging that the liquidity and solvency provisions of the Exchangeable Shares or Applicable Laws may preclude AcquisitionCo from redeeming the Retracted Shares and, in such event, the holder will be deemed to have exercised the Exchange Rights; and

  •
  providing a representation as to its residency.

        When a holder of Exchangeable Shares makes a Retraction Request, Marathon and CallCo will have an overriding Retraction Call Right to purchase all but not less than all of the Exchangeable Shares subject to the Retraction Request. In order to exercise the Retraction Call Right, Marathon and/or CallCo must notify AcquisitionCo of its determination to do so by 4:30 p.m. (Calgary time) on the third day following the date of notification given by AcquisitionCo to Marathon and/or CallCo of receipt of the Retraction Request. If Marathon and/or CallCo so notifies AcquisitionCo, and provided that the Retraction Request is not revoked by the holder in the manner described below, Marathon and/or CallCo will acquire the Retracted Shares in exchange for the Retraction Price, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio. CallCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Marathon has not exercised its Retraction Call Right. In the event Marathon and/or CallCo does not so notify AcquisitionCo, and provided the Retraction Request is not revoked by the holder in the manner described below, AcquisitionCo will redeem the Retracted Shares on the Retraction Date.

        A holder may revoke a Retraction Request by giving notice in writing to AcquisitionCo at any time prior to the close of business on the Business Day immediately preceding the Retraction Date, in which case the Retracted Shares will neither be purchased by Marathon or CallCo nor be redeemed by AcquisitionCo. If the Retraction Request is not revoked on or prior to the close of business on the Business Day immediately preceding the Retraction Date, the Retracted Shares will either be purchased by Marathon and/or CallCo or redeemed by AcquisitionCo. Marathon, CallCo or AcquisitionCo, as the case may be, will then deliver, or cause AcquisitionCo's transfer agent to deliver, the Retraction Price to such holder by mailing certificates representing the number of Marathon Shares equal to the number of Exchangeable Shares purchased or redeemed (as adjusted on the basis of the Exchange Ratio then in effect) registered in the name of the holder or such other name as the holder may request, to the address recorded in the securities register of AcquisitionCo or to the address specified in the holder's Retraction Request or by holding the same for the holder to pick up at the registered office of AcquisitionCo or the office of the transfer agent as specified by AcquisitionCo, in each case less any amounts required to be withheld because of applicable taxes.

        If, as a result of liquidity or solvency provisions of the Exchangeable Shares or Applicable Laws, AcquisitionCo is not permitted to redeem all of the Retracted Shares tendered by a retracting holder, and provided neither Marathon nor CallCo have exercised their Retraction Call Right with respect to such Retracted Shares, AcquisitionCo will redeem only those Retracted Shares tendered by the holder (rounded down to a whole number of shares) as would not be contrary to provisions of such laws. The Trustee, on behalf of the holder of any Retracted Shares not so redeemed by AcquisitionCo or purchased by Marathon and/or CallCo, will require Marathon or CallCo to purchase the Retracted Shares not redeemed on the Retraction Date or as soon as reasonably practicable thereafter, pursuant to the Exchange Rights.

Redemption of Exchangeable Shares

        Subject to Applicable Laws and the Redemption Call Right, on the fourth anniversary of the Effective Date, AcquisitionCo will, and in the event of certain circumstances described below under "Early Redemption" arising prior to that date, may, redeem all but not less than all of the then outstanding Exchangeable Shares for an amount per share equal to the Redemption Price, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio. In certain circumstances, the Redemption Price may be paid in cash. AcquisitionCo will, at least 30 days prior to the Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the proposed redemption of the Exchangeable Shares by AcquisitionCo or the purchase of the Exchangeable Shares by Marathon and/or CallCo pursuant to the Redemption Call Right described below. On or after the Redemption Date and provided Marathon and CallCo have not exercised their Redemption Call Right, upon the holder's presentation and surrender of the certificates representing the Exchangeable Shares and other documents as may be required by AcquisitionCo at the office of AcquisitionCo's transfer agent or the registered office of AcquisitionCo, AcquisitionCo will deliver the Redemption Price to such holder by mailing certificates representing the aggregate number of Marathon Shares equal to the number of Exchangeable Shares purchased or redeemed (as adjusted on the basis of the Exchange Ratio then in effect), registered in the name of the holder or such other name as the holder may request, to the address recorded in the securities register of AcquisitionCo or by holding the same for the holder to pick up at the registered office of AcquisitionCo or the office of AcquisitionCo's transfer agent as specified in the written notice of redemption, in each case less any amounts required to be withheld because of applicable taxes.

        Marathon and CallCo will have an overriding Redemption Call Right to purchase on the Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by Marathon and its affiliates) for a purchase price per share equal to the Redemption Price, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio. In certain circumstances, Marathon and CallCo may pay the purchase price in cash. Upon the exercise of the Redemption Call Right, holders will be obligated to sell their Exchangeable Shares to Marathon and/or CallCo. CallCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Marathon has not exercised its Redemption Call Right. If Marathon and/or CallCo exercises the Redemption Call Right, AcquisitionCo's right and obligation to redeem the Exchangeable Shares on the Redemption Date will terminate.

Early Redemption

        In certain circumstances, all, but not less than all, of the Exchangeable Shares may be redeemed at AcquisitionCo's option prior to the fourth anniversary of the Effective Date. Early redemption may occur upon:

1.
the date that there are outstanding (excluding those Exchangeable Shares held by Marathon and its affiliates) less than 20% of the number of Exchangeable Shares issued on the Effective Date and the AcquisitionCo Board of Directors decides to accelerate the redemption of the Exchangeable Shares prior to the fourth anniversary of the Effective Date;

2.
the occurrence of a Control Transaction, provided that the AcquisitionCo Board of Directors determines (A) that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with the Control Transaction and (B) that the redemption of the Exchangeable Shares is necessary to enable the completion of the Control Transaction;

3.
the occurrence of a Change of Law;

4.
a proposal being made for an Exchangeable Share Voting Event, provided that the AcquisitionCo Board of Directors determines that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date) in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event; or

5.
the failure by the holders of the Exchangeable Shares to approve or disapprove, as applicable, an Exempt Exchangeable Share Voting Event.

Purchase for Cancellation

        Subject to Applicable Laws, AcquisitionCo may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares, by tender offer to all holders of record of Exchangeable Shares then outstanding at any price per share acceptable to such holders, together with an amount equal to all declared and unpaid dividends for which the record date has occurred prior to the date of purchase. If, in response to such a tender offer, more Exchangeable Shares are tendered at a price or prices acceptable to AcquisitionCo than AcquisitionCo is prepared to purchase, then AcquisitionCo shall first purchase Exchangeable Shares tendered at lower prices, while those Exchangeable Shares tendered at higher prices that are acceptable to AcquisitionCo will be purchased on a pro rata basis, if necessary.

        In addition, subject to Applicable Laws, AcquisitionCo may at any time and from time to time purchase for cancellation Exchangeable Shares by private agreement with any holder of Exchangeable Shares.

Voting, Dividend and Liquidation Rights of Holders of Exchangeable Shares

        On the Effective Date, Marathon, AcquisitionCo, CallCo and the Trustee will enter into the Voting and Exchange Trust Agreement.

Voting Rights with Respect to AcquisitionCo

        Except as required by law or under the Support Agreement, the terms of the Exchangeable Share Provisions or the Voting and Exchange Trust Agreement, the holders of Exchangeable Shares are not entitled to receive notice of, attend or vote at any meeting of shareholders of AcquisitionCo. See "Certain Restrictions" and "Amendment and Approval" below.

Voting Rights with Respect to Marathon

        Under the Voting and Exchange Trust Agreement, Marathon will issue to the Trustee a special voting share that will be held by the Trustee and to which voting rights will attach for the benefit of the holders of Exchangeable Shares, so as to enable such holders to have voting rights that are equivalent to those of

Marathon Shareholders. See "Information Concerning Marathon — Marathon Capital Stock — Preferred Stock — Special Preferred Stock".

        Each Beneficiary on the record date for any meeting at which Marathon Shareholders are entitled to vote will be entitled to instruct the Trustee to vote the voting rights held by the Trustee for each Exchangeable Share held by the Beneficiary. The number of votes which each Beneficiary will be entitled to instruct the Trustee to vote will be equal to the number of Marathon Shares into which such Beneficiary's Exchangeable Shares would be exchangeable based on the Exchange Ratio in effect as of such record date; provided, however, that no voting rights will be exercisable in respect of fractional entitlements to Marathon Shares. The Trustee will exercise (either by proxy or in person) the voting rights only as directed by the relevant Beneficiary and, in the absence of voting instructions from a Beneficiary, will not exercise such votes.

        The Trustee will send, or cause to be sent, to each Beneficiary the notice of each meeting at which Marathon Shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the Beneficiary may instruct the Trustee to exercise the voting rights to which the Beneficiary is entitled. Such mailing by or on behalf of the Trustee will commence on the same day as Marathon sends such notice and materials to Marathon Shareholders. The Trustee will also send, or cause to be sent, to each Beneficiary copies of all materials sent by Marathon to Marathon Shareholders at the same time as these materials are sent to Marathon Shareholders generally. To the extent that such materials are provided to the Trustee by Marathon, the Trustee will also send to each Beneficiary all materials sent by third parties to Marathon Shareholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as reasonably practicable after such materials are delivered to the Trustee.

        All rights of a holder of Exchangeable Shares to instruct the Trustee to exercise voting rights will cease immediately upon the exchange (whether by redemption, retraction, or through the exercise of the Call Rights) of all of such holder's Exchangeable Shares for Marathon Shares and upon the liquidation, dissolution or winding-up of AcquisitionCo or Marathon.

Exchange Ratio Adjustment

        Holders of Exchangeable Shares will not receive cash dividends from AcquisitionCo to match cash dividends paid on any Marathon Shares. In lieu of cash dividends, the Exchange Ratio will be adjusted to account for dividends paid to Marathon Shareholders. Upon the declaration and payment by Marathon from time to time of dividends on the Marathon Shares, the number of Marathon Shares into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of such dividends. Similarly, in the unlikely event that AcquisitionCo declares any dividends on the Exchangeable Shares (see "The Arrangement — Description of Exchangeable Shares — Dividends"), the number of Marathon Shares into which one Exchangeable Share is exchangeable shall be decreased on a cumulative basis in respect of such dividends.

Liquidation Rights with Respect to AcquisitionCo

        On the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, holders of the Exchangeable Shares will have, subject to Applicable Laws, preferential rights to receive from AcquisitionCo the Liquidation Amount for each Exchangeable Share held, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio. When a liquidation, dissolution or winding-up of AcquisitionCo occurs, Marathon and CallCo will have an overriding Liquidation Call Right to purchase all of the outstanding Exchangeable Shares (other than Exchangeable Shares held by Marathon and its affiliates) from the holders of Exchangeable Shares on the Liquidation Date for a purchase price per share equal to the Liquidation Amount, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio.

        When an Insolvency Event occurs, and while it continues, each holder of Exchangeable Shares (other than Marathon and its affiliates) will be entitled to instruct the Trustee to exercise the Exchange Rights with respect to Exchangeable Shares held by such holder, thereby requiring Marathon or CallCo to purchase such Exchangeable Shares from the holder. As soon as practicable after the occurrence of an Insolvency Event or any event which may, with the passage of time and/or the giving of notice, become an Insolvency Event, AcquisitionCo or Marathon will give written notice of the event to the Trustee. As soon as practicable after receiving the notice, the Trustee will notify each holder of Exchangeable Shares of the event or potential event and advise the holder of its Exchange Rights. The purchase price payable by Marathon for each Exchangeable Share purchased under the Exchange Rights will be equal to the Exchangeable Share Price on the last Business Day prior to the day of closing of the purchase and sale of the Exchangeable Share under the Exchange Rights, which will be fully paid and satisfied by the delivery for each Exchangeable Share of a number of Marathon Shares equal to the Exchange Ratio.

Liquidation Rights with Respect to Marathon

        In order for the holders of the Exchangeable Shares to participate on a pro rata basis with the holders of Marathon Shares upon the occurrence of a Liquidation Event, immediately prior to the effective time of such event, each Exchangeable Share will, pursuant to the Automatic Exchange Rights, automatically be exchanged for a number of Marathon Shares equal to the Exchange Ratio. Upon a holder's request and surrender of Exchangeable Share certificates, duly endorsed in blank and accompanied by such instruments of transfer as Marathon may reasonably require, Marathon will deliver to the holder certificates representing an equivalent number of Marathon Shares. For a description of Marathon's obligations relating to the dividend and liquidation rights of the holders of Exchangeable Shares, see "Certain Restrictions" and "Marathon Support Obligations" below.

Ranking

        The Exchangeable Shares will have a preference over the common shares of AcquisitionCo and any other shares ranking junior to the Exchangeable Shares with respect to the distribution of assets in the event of a liquidation, dissolution or winding-up of AcquisitionCo, whether voluntary or involuntary, or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs. The Exchangeable Shares will rank junior to the preferred share, special series 1 and any other subsequent series of preferred shares issued by AcquisitionCo. See "Information Concerning Marathon — AcquisitionCo — AcquisitionCo Share Capital".

Dividends

        Although it is not anticipated that cash dividends will be paid to the holders of Exchangeable Shares, such holders may receive dividends, in priority to any class of shares of AcquisitionCo ranking junior to the Exchangeable Shares with respect to the payment of dividends, if, as and when declared by the AcquisitionCo Board of Directors in its sole discretion from time to time out of the money, assets or property of AcquisitionCo properly applicable to the payment of dividends (which may include Marathon Shares).

Certain Restrictions

        So long as any of the Exchangeable Shares are outstanding, AcquisitionCo will not, without the approval of the holders of the Exchangeable Shares as described below under "Amendment and Approval":

1.
in the event Marathon or CallCo is in default of its obligations under the Support Agreement or the Voting and Exchange Trust Agreement, pay any dividends on the common shares of AcquisitionCo or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, other than stock dividends payable in common shares of AcquisitionCo or any other shares ranking junior to the Exchangeable Shares;

2.
redeem, purchase or make any capital distribution in respect of common shares of AcquisitionCo or any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of assets of AcquisitionCo;

3.
redeem or purchase any other shares of AcquisitionCo ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of assets of AcquisitionCo; or

4.
issue any class or series of shares of AcquisitionCo ranking equally with, or superior to, the Exchangeable Shares with respect to any liquidation or distribution other than in respect of the issuance of the preferred share, special series 1 and the Exchangeable Shares.

        The restrictions in 1, 2 and 3 above are applicable only while dividends declared on the Exchangeable Shares have not been paid as provided in the Exchangeable Share Provisions.

Amendment and Approval

        The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be deemed to have been sufficiently given if given in accordance with Applicable Laws subject to a minimum requirement that approval or consent be evidenced by a resolution passed by not less than 66 2/3% of the votes cast on the resolution (other than Exchangeable Shares held by Marathon and its affiliates) at a meeting of the holders of Exchangeable Shares duly called and held at which holders of at least 10% of the outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no quorum is present at such meeting within one-half hour after the time appointed for the meeting, the meeting will be adjourned to a place and time (not less than 10 days later) designated by the chair of the meeting. At the adjourned meeting, the holders of Exchangeable Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed at the adjourned meeting by the affirmative vote of not less than 66 2/3% of the votes cast on the resolution (other than Exchangeable Shares held by Marathon and its affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Marathon Support Obligations

        On the Effective Date, Marathon, CallCo and AcquisitionCo will enter into the Support Agreement. Pursuant to the Support Agreement, Marathon and CallCo will make the following covenants for so long as any Exchangeable Shares (other than Exchangeable Shares owned by Marathon or its affiliates) remain outstanding:

1.
Marathon will, as soon as practicable following the declaration of any dividend on the Marathon Shares, issue a press release as to the resulting change in the Exchange Ratio.

2.
Marathon and CallCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Marathon Shares to holders of Exchangeable Shares.

3.
Marathon will take all such actions and do all such things as are necessary or desirable to enable and permit CallCo, in accordance with Applicable Law, to pay and otherwise perform its obligations with respect to the exercise by it of any of the Call Rights, including, without limitation, all such actions and all such things as are necessary or desirable to enable and permit CallCo to deliver or cause to be delivered Marathon Shares to a holder, upon the exercise of any Call Rights by CallCo pursuant to the Exchangeable Share Provisions.

4.
Marathon and CallCo will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with Applicable Laws, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Marathon Shares to such holder, upon the retraction or redemption of the Exchangeable Shares.

5.
Marathon will not (and will ensure that CallCo or any of its affiliates does not) exercise its vote as a shareholder to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs nor take any action or omit to take any action (and Marathon will not permit CallCo or any of its affiliates to take any action or omit to take any action) that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs.

        The Support Agreement and the Exchangeable Share Provisions will provide that so long as any Exchangeable Shares not owned by Marathon or its affiliates are outstanding, Marathon will not, without the prior approval of AcquisitionCo and the holders of the Exchangeable Shares given in the manner described above under "Amendment and Approval", and subject to certain exceptions, issue or distribute Marathon Shares, securities exchangeable for or convertible into or carrying rights to acquire Marathon Shares, rights, options or warrants to subscribe for or to purchase Marathon Shares, securities of Marathon of any other class, evidences of indebtedness or other assets of Marathon, to all or substantially all of the then outstanding holders of Marathon Shares, nor will Marathon subdivide, redivide, reduce, combine, consolidate or change the Marathon Shares, or reclassify or otherwise change the rights, privileges or other terms of the Marathon Shares, or effect an amalgamation, combination, merger, reorganization or other transaction involving or affecting Marathon Shares, unless the same or an economically equivalent distribution or change is simultaneously made to the Exchangeable Shares (or in the rights of the holders thereof). The AcquisitionCo Board of Directors is conclusively empowered to determine in good faith and in its sole discretion whether any corresponding distribution on or change to the Exchangeable Shares is the same as, or economically equivalent to, any proposed distribution on or change to the Marathon Shares. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction with respect to the Marathon Shares which is recommended by the Marathon Board of Directors and in connection with which the Exchangeable Shares are not redeemed by AcquisitionCo or purchased by CallCo under the Redemption Call Right, Marathon will use reasonable best efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in the transaction to the same extent and on an economically equivalent basis as the holders of Marathon Shares.

        In order to assist Marathon in complying with its obligations under the Support Agreement and to permit Marathon and CallCo to exercise the Call Rights, AcquisitionCo will be required to notify Marathon and CallCo if certain events occur, such as the liquidation, dissolution or winding-up of AcquisitionCo, AcquisitionCo's receipt of a Retraction Request from a holder of Exchangeable Shares, the determination of a Redemption Date and the issuance by AcquisitionCo of any Exchangeable Shares or rights to acquire Exchangeable Shares.

        Under the Support Agreement, Marathon and CallCo will agree not to exercise any voting rights attached to the Exchangeable Shares owned by them or any of their affiliates on any matter considered at meetings of holders of Exchangeable Shares, although they will appoint proxyholders with respect to such Exchangeable Shares for the sole purpose of attending meetings of the holders of Exchangeable Shares in order to be counted as part of the quorum for such meetings.

        With the exception of administrative changes for the purpose of adding covenants, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of each of Marathon, AcquisitionCo and CallCo are of the opinion that such amendments are not prejudicial to the rights and interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares given in the manner described above under "Amendment and Approval".

The Arrangement Agreement

        The following is a summary of the material terms of the Arrangement Agreement and the Plan of Arrangement and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement and the Plan of Arrangement which are attached to this Information Circular as Appendix C and Schedule A thereto, respectively. Western Shareholders are urged to read the Arrangement Agreement and the Plan of Arrangement in their entirety.

Effective Date of the Arrangement

        After obtaining the approval of the Western Shareholders, upon the other conditions in the Arrangement Agreement, including receipt of the appropriate regulatory approvals, being satisfied or waived (if permitted) and upon the Final Order being granted, Western will file the Articles of Arrangement with the Registrar. Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date shown on the certificate of arrangement issued by the Registrar or, if no certificate is issued, on the date the Articles of Arrangement are filed.

Covenants

Covenants of Marathon and AcquisitionCo

        Marathon and AcquisitionCo have each agreed in the Arrangement Agreement that during the period from July 30, 2007 through the earlier of the Effective Date or the termination of the Arrangement Agreement in accordance with its terms (the "Pre-Closing Period"), except with the prior written consent of Western, not to be unreasonably withheld or delayed, and except as otherwise expressly permitted as specifically contemplated by the Arrangement Agreement (including the Plan of Arrangement), or required by Applicable Laws, they, or any one of them, as specified in the Arrangement Agreement, shall:

  (a)
  conduct their business in the usual and ordinary course consistent with past practices;

  (b)
  not directly or indirectly do or permit to occur any of the following: (i) amend their constating documents except as required in connection with the Arrangement and, in the case of AcquisitionCo, to facilitate the issuance of preferred shares with a value of approximately Cdn$65,000; (ii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Marathon or AcquisitionCo; or (iii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing except as disclosed in writing to Western;

  (c)
  use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth below, to the extent the fulfillment of the same is within the control of Marathon or AcquisitionCo, as the case may be;

  (d)
  carry out the terms of the Interim Order and the Final Order to the extent applicable to it and use its reasonable commercial efforts to assist Western in obtaining such orders and to carry out the intent or effect of the Arrangement Agreement and the Arrangement;

  (e)
  use reasonable commercial efforts to obtain approval of the listing of Marathon Shares issuable under the Arrangement and in exchange for the Exchangeable Shares on the NYSE prior to the mailing of this Circular;

  (f)
  make all other necessary filings and applications under Applicable Laws required on the part of Marathon or AcquisitionCo, as the case may be, in connection with the Arrangement and related transactions;

  (g)
  not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions of the Arrangement Agreement;

  (h)
  jointly and severally indemnify Western, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may be subject or which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i)
  any misrepresentation or alleged misrepresentation in the Marathon Information;

  (ii)
  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of Marathon or AcquisitionCo in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Marathon Shares or the Exchangeable Shares; and

  (iii)
  Marathon or AcquisitionCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in the Arrangement Agreement;

    except that neither Marathon nor AcquisitionCo shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Western Information, the negligence of Western or the non-compliance by Western with any requirement of Applicable Laws in connection with the transactions contemplated in the Arrangement Agreement;

  (i)
  except as otherwise contemplated in the Arrangement Agreement, furnish promptly to Western: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Marathon or AcquisitionCo in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated in the Arrangement Agreement;

  (j)
  except as otherwise contemplated in the Arrangement Agreement, not take any action that would render, or may reasonably be expected to render, any representation or warranty made by Marathon or AcquisitionCo, as the case may be, in the Arrangement Agreement untrue in any material respect;

  (k)
  promptly notify Western in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Marathon or AcquisitionCo threatened) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities of Marathon or AcquisitionCo, whether contractual or otherwise;

  (l)
  use their reasonable commercial efforts to obtain the consent of any third parties required by Marathon or AcquisitionCo for the transactions contemplated by the Arrangement Agreement and provide the same to Western on or prior to the Effective Date; and

  (m)
  take all commercially reasonable actions to give effect to the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement.

        Marathon and AcquisitionCo (as applicable) have further covenanted and agreed that:

  (a)
  prior to the Effective Time, AcquisitionCo shall not: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares and preferred shares; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated by the Arrangement Agreement or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement;

  (b)
  all rights to indemnification existing in favour of present and former directors and officers of (i) Western or (ii) any corporation of which Western is or was a shareholder or creditor and who are serving or did serve at Western's request, as provided by contract, in Western's articles or by-laws or in similar documents of any of Western's subsidiaries in effect as of July 30, 2007 with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters, and Marathon further unconditionally and irrevocably covenants and agrees to be jointly and severally liable with Western for the performance of this covenant following the Effective Date; and

  (c)
  Western shall be permitted to secure "run off" directors' and officers' liability insurance for Western's current and former directors and officers, covering claims made prior to or within six years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that provided pursuant to Western's current directors' and officers' insurance policy and Marathon agrees to not take any action to terminate or otherwise adversely affect such directors' and officers' insurance.

Covenants of Western and WesternZagros

        Western and WesternZagros have each agreed that during the Pre-Closing Period, except with the prior written consent of Marathon, not to be unreasonably withheld, and except as otherwise expressly permitted or specifically contemplated by the Arrangement Agreement (including the Plan of Arrangement) or required by Applicable Laws, they, or any one of them, as specified in the Arrangement Agreement, shall:

  (a)
  use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in the Arrangement Agreement as soon as practicable, to the extent the fulfillment of the same is within the control of Western and WesternZagros, as applicable;

  (b)
  carry out the terms of the Interim Order and the Final Order to the extent applicable to each of them;

  (c)
  make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, if applicable, reasonably required to be made on the part of Western and WesternZagros in connection with the transactions contemplated by the Arrangement Agreement and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

  (d)
  not take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with the Arrangement Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions contained in the Arrangement Agreement;

  (e)
  conduct the business of Western and of its subsidiaries in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal set forth in the Disclosure Letter provided by Western to Marathon that are applicable to its assets and become operative by virtue of the Arrangement Agreement or any of the transactions contemplated by the Arrangement Agreement;

  (f)
  not (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding Western Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Western Shares or other securities of Western or any of its subsidiaries (other than the issuance of any securities of WesternZagros), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Western Shares (other than on exercise of Western Options or pursuant to the Western PSU Plan); (iv) redeem, purchase or otherwise acquire any of the outstanding Western Shares or other securities, other than to satisfy the obligations of Western pursuant to the Western DSU Plan or the Western PSU Plan; (v) split, combine or reclassify any of the outstanding Western Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Western; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

  (g)
  other than pursuant to commitments, expenditures or indebtedness which are set forth in the Disclosure Letter or which have been set forth in Western's annual budget of capital expenditures, operating expenses and general and administrative expenses as amended and supplemented by the Western Board of Directors (the "Western Budget") which for certainty includes expenditures made prior to the date of the Arrangement Agreement as well as expenditures to be made after the date of the Arrangement Agreement relating to the business and operations of WesternZagros, and previously provided to Marathon in writing, Western shall not directly or indirectly: (i) sell, pledge, dispose of or encumber any assets except for the sale of petroleum substances in the ordinary course of business and consistent with Western's current marketing practices; (ii) expend or commit to expend any funds in excess of the Western Budget except in emergency situations; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) other than as set forth in the Plan of Arrangement in respect of the distribution of WesternZagros Shares to Western Shareholders, reorganize, amalgamate, merge of otherwise continue Western or any of its subsidiaries with any other Person or other business organization whatsoever; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) except as provided by the Arrangement Agreement, acquire any assets (other than purchases of inventories in the ordinary course of business); (vii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances (except to a subsidiary of Western other than WesternZagros), or amend the terms of any of its office leases or existing credit facilities; (viii) except for Employee Obligations, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in the Western Financial Statements or incurred in the ordinary course of business consistent with past practice; (ix) authorize, recommend or propose any release or relinquishment of any material Contracts; (x) except the distribution of the WesternZagros Shares to Western Shareholders pursuant to the Arrangement and obtaining all necessary consents to such transactions pursuant to Western's existing debt agreements, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (xi) enter into or terminate any strategic hedges, swaps or other financial instruments or like transactions; (xii) advance funds, transfer assets, or commit to advancing funds or transferring assets, directly or indirectly, to or for the benefit of WesternZagros; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

  (h)
  except as permitted by the Arrangement Agreement, not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

  (i)
  except as permitted by the Arrangement Agreement, not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

  (j)
  except as permitted by the Arrangement Agreement, not (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Western Options, Western PSUs or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Western or any of its subsidiaries or any other party not at arm's length to Western or any of its subsidiaries;

  (k)
  except as set forth in the Disclosure Letter provided by Western to Marathon in connection with the Arrangement Agreement, use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies for Western and any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Marathon providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

  (l)
  refrain from any amendments to outstanding Western options or awards pursuant to the Western PSU Plan or the Western DSU Plan except as are required or permitted by the Arrangement Agreement;

  (m)
  subject to the Arrangement Agreement, use its commercially reasonable efforts to cause the resignation and the entering in to of mutual releases of all of the directors of Western and Western's subsidiaries as of the Effective Time;

  (n)
  use its commercially reasonable efforts to ensure that all outstanding Western Options, Western PSUs and Western DSUs are either exercised, terminated, expired or surrendered prior to the Effective Time, provided that Western shall not pay the holders any amount of consideration therefor other than as set out in the Arrangement Agreement, nor shall Western make any amendment to outstanding Western Options without the prior written consent of Marathon, except: (i) to permit the early vesting of Western Options; and (ii) to permit the optionee to exercise Western Options in accordance with the Arrangement Agreement;

  (o)
  not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue in any material respect at any time prior to the Effective Date or termination of the Arrangement Agreement, whichever first occurs;

  (p)
  promptly notify Marathon in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Western, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Western or any of its subsidiaries or of any change in any representation or warranty provided by Western or WesternZagros in the Arrangement Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Western shall in good faith discuss with Marathon any such change in circumstances which is of such a nature that there may be a reasonable question as to whether notice need be given to Marathon pursuant to this provision;

  (q)
  ensure that it has available funds to permit the payment of the Termination Fee (as defined below) having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

  (r)
  use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated in the Arrangement Agreement and provide the same to Marathon on or prior to the Effective Date;

  (s)
  provide notice to Marathon of the Meeting and allow Marathon's representatives and legal counsel to attend such Meeting;

  (t)
  indemnify and save harmless Marathon, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Marathon, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Marathon, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i)
  any misrepresentation or alleged misrepresentation in the Western Information;

  (ii)
  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of Western in compliance or intended compliance with Applicable Canadian Securities Laws; and

    (iii)
    Western or WesternZagros, as applicable, not complying with any requirement of Applicable Laws in connection with the transactions contemplated in the Arrangement Agreement;

    except that Western or WesternZagros, as applicable, shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Marathon Information, the negligence of Marathon or the non-compliance by Marathon with any requirement of Applicable Laws in connection with the transactions contemplated by the Arrangement Agreement;

  (u)
  except as permitted by the Arrangement Agreement, furnish promptly to Marathon or Marathon's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Western and WesternZagros in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

  (v)
  solicit proxies to be voted at the Meeting in favour of matters to be considered at the Meeting, including the Arrangement Resolution;

  (w)
  conduct the Meeting in accordance with the by-laws of Western, the ABCA, Applicable Canadian Securities Laws and any instrument governing the Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

  (x)
  agree to defer (or postpone) the separation time of the rights under the Western Rights Plan in respect of the transactions contemplated by the Arrangement Agreement and to waive the application of the Western Rights Plan to the Arrangement immediately prior to the Effective Time;

  (y)
  take all commercially reasonable actions to give effect to the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement;

  (z)
  promptly advise Marathon of the number of Western Common Shares for which Western receives notices of dissent or written objections to the Arrangement and provide Marathon with copies of such notices and written objections;

  (aa)
  use its reasonable commercial efforts to elect to participate in the Expansion 2 Feasibility Study set forth in the Feasibility Notification dated July 5, 2007 prior to the expiry of the 60 day election period therefor;

  (bb)
  in the event that Western becomes entitled to participate in the acquisition of any lease in accordance with any area of mutual interest agreement (including without limitation, the Athabasca Oil Sands Project Participation and AMI Agreement dated December 6, 1999, as amended), Western shall promptly notify Marathon upon receipt by Western of notice in respect thereof and consult with Marathon regarding such acquisition opportunity. If requested by Marathon, Western shall exercise its right to participate in such acquisition in accordance with the terms and conditions of such area of mutual interest agreement;

  (cc)
  duly and on a timely basis file all Tax Returns required and timely pay all Taxes shown on such Tax Returns and maintain proper books and records in relation thereto;

  (dd)
  not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation, without the consent of Marathon, such consent not to be unreasonably withheld;

  (ee)
  agree to cooperate, and to cause the other members of the Western Group to cooperate, with Marathon and its tax advisors in planning and implementing transactions:

  (i)
  subject to the terms of Western's existing credit facilities, to restructure and refinance the outstanding indebtedness of the Western Group in a manner that is tax effective, including the possible liquidation of Western Oil Sands Finance Inc.;

  (ii)
  in preparation for the ultimate sale of the WesternZagros Shares by a member of the Western Group including, without limitation, a possible sale of the WesternZagros Shares within the Western Group;

  (iii)
  to address certain tax issues arising from Western Oil Sands L.P., including the possible liquidation of Western Oil Sands L.P.; and

  (iv)
  to the extent possible, to ensure that there is tax shelter available in the relevant taxation year to the relevant member of the Western Group that is sufficient to offset gains incurred by such member of the Western Group as a result of the realization of foreign currency exchange gains upon the restructuring and refinancing of outstanding indebtedness of the Western Group and on the disposition of WesternZagros Shares, such transactions to be implemented in a manner satisfactory to Marathon, acting reasonably;

  (ff)
  use their reasonable commercial efforts to, prior to the Closing Time, assign and novate or terminate those Contracts set forth in the Disclosure Letter (other than those Contracts which have expired and are no longer in effect); and

  (gg)
  deliver to Marathon executed support agreements from all of the directors and officers of Western.

Mutual Covenants Regarding the Arrangement

        During the Pre-Closing Period, each of Marathon and Western will use its reasonable commercial efforts to:

  (a)
  satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) under the Arrangement Agreement;

  (b)
  not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner; and

  (c)
  take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

  (i)
  to ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them;

  (ii)
  to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees (as defined in the Arrangement Agreement);

  (iii)
  to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations and to carry out the transactions contemplated by the Arrangement Agreement;

  (iv)
  to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;

  (v)
  reasonably cooperate with the other party and its tax advisors in structuring the Arrangement and other transactions contemplated to occur in conjunction with the

      Arrangement in a tax effective manner and making such amendments to the Arrangement Agreement or the Plan of Arrangement, as the other party and its tax advisors shall consider necessary acting reasonably, provided that Western shall not be obligated to consent or agree to any structuring contemplated by the Arrangement Agreement that has the effect of reducing the consideration to be received under the Arrangement by the Western Shareholders or the tax deferred treatment to such shareholders in respect of the Exchangeable Shares to be received by Western Shareholders under the ITA; and

    (vi)
    to cause the Effective Date to occur on or before the Outside Date and to cause the mailing of the Information Circular to Western Shareholders to occur as soon as reasonably practicable and in any event by October 1, 2007.

Representations and Warranties

        The Arrangement Agreement contains certain representations and warranties of Western relating to the following: organization and qualification; authority relative to the Arrangement Agreement; subsidiaries; no violations; litigation; taxes; pensions; reporting issuer status; capitalization; equity monetization plans; no orders; reports; books and records; absence of certain changes or events; registration, exemption orders, licenses, etc.; compliance with laws; restrictions on business activities; non-arm's length transactions; title; GLJ report; environmental; public record; absence of undisclosed liabilities; employee benefit plans; brokers and finders; employment and officer obligations; fairness opinions; insurance; board approval; Western Rights Plan; Disclosure Letter; proceeds of crime; material contracts; no guarantees; and WesternZagros contracts.

        In addition, the Arrangement Agreement contains certain representations and warranties of WesternZagros relating to the following: parent and subsidiaries; capitalization; organization and qualification; authority relative to the Arrangement Agreement; proceeds of crime; guarantees outstanding; and WesternZagros contracts.

        The Arrangement Agreement contains certain representations and warranties of Marathon relating to the following: organization and qualification; authority relative to the Arrangement Agreement; no violations; financing; litigation; U.S. Securities Laws; capitalization; Exchangeable Shares; financial statements; public record; absence of certain changes or events; registration, exemption orders, licenses, etc.; compliance with laws; restrictions on business activities; non-arm's length transactions; taxes; pensions; no orders; books and records; absence of undisclosed liabilities; environmental; and board approval.

Conditions to Closing

Mutual Conditions

        The respective obligations of Marathon, AcquisitionCo, Western and WesternZagros to consummate the transactions contemplated under the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of Marathon, AcquisitionCo, Western and WesternZagros without prejudice to their right to rely on any other of such conditions:

  (a)
  on or prior to September 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Marathon and Western, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Marathon and Western, acting reasonably, on appeal or otherwise;

  (b)
  the Mailing Date shall occur not later than October 1, 2007;

  (c)
  the Arrangement Resolution shall have been passed by the Western Shareholders, on or prior to November 23, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of Marathon and Western, acting reasonably;

  (d)
  on or prior to November 30, 2007, the Final Order shall have been granted in form and substance satisfactory to Marathon and Western, acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to Marathon and Western, acting reasonably, on appeal or otherwise;

  (e)
  the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Marathon and Western, acting reasonably;

  (f)
  the Effective Date shall have occurred not later than the Outside Date;

  (g)
  Marathon and Western shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant Governmental Authorities, on terms and conditions satisfactory to the parties to the Arrangement Agreement, acting reasonably, including without limitation:

  (i)
  the approval of the Western Shareholders required for the Arrangement pursuant to the ABCA or as required by the Court and other matters relating to the Arrangement;

  (ii)
  the approval of the Court and, if applicable, the required approvals from the Minister of Industry under the Investment Canada Act;

  (iii)
  either a notification or a request for an advance ruling certificate under the Competition Act in respect of the Arrangement shall been made and (i) any waiting periods prescribed under the Competition Act shall have expired and the parties to the Arrangement Agreement shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably; or (ii) the parties to the Arrangement Agreement shall have received an advance ruling certificate from the Competition Bureau in respect of the transactions contemplated in the Arrangement Agreement; or (iii) the Commissioner of Competition shall have waived the obligation to file under Section 114 of the Competition Act and the parties to the Arrangement Agreement shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably;

  (iv)
  the approval of the NYSE with respect to the additional listing of the Marathon Shares and the Marathon Shares issuable on exchange of the Exchangeable Shares issuable under the terms of the Arrangement; and

  (v)
  the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to the transactions contemplated under the Arrangement, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period and remain unresolved,

    (collectively, the "Third Party Approvals");

  (h)
  all domestic and foreign statutory and regulatory waiting periods applicable to the transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

  (i)
  there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

  (i)
  makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii)
    results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

  (j)
  the Form S-3 shall have become effective under the U.S. Securities Act and no stop order suspending the effectiveness of the Form S-3 shall be in effect and no proceedings for such purpose shall be pending before the SEC; and

  (k)
  Marathon and Western shall be satisfied that the Subsequent Transactions (as defined in the Plan of Arrangement) will be completed immediately following the Effective Time on terms and conditions mutually acceptable to Western and Marathon.

Conditions in Favour of Marathon and AcquisitionCo

        The obligation of Marathon and AcquisitionCo to consummate the transactions contemplated under the Arrangement Agreement, and in particular the Arrangement, is subject to the following conditions:

  (a)
  the representations and warranties of Western and WesternZagros set forth in the Arrangement Agreement (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (disregarding for this purpose any reference to "material" or other concepts of materiality in such representations and warranties) except, in each case (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date) or (ii) as affected by transactions contemplated or permitted by the Arrangement Agreement;

  (b)
  Western and WesternZagros shall have complied in all material respects with their respective covenants set forth in the Arrangement Agreement, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of Western or materially impede the completion of the Arrangement;

  (c)
  no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Marathon, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Western or would have a material adverse effect on the ability of Marathon, AcquisitionCo, Western or WesternZagros to complete the Arrangement;

  (d)
  Western and WesternZagros shall have furnished Marathon and AcquisitionCo with:

  (i)
  certified copies of the resolutions duly passed by the Western Board of Directors and the WesternZagros Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

  (ii)
  certified copies of the resolutions of Western Shareholders, duly passed at the Meeting, approving the Arrangement Resolution;

  (e)
  any director, officer, insider or other non-arm's length party that is indebted to Western shall have repaid such indebtedness on or prior to completion of the Arrangement;

  (f)
  the Meeting shall have been held on or before the Outside Date;

  (g)
  between the date of the Arrangement Agreement and the Effective Time, there shall not have occurred or have been disclosed to Marathon or the public, if not previously disclosed to Marathon or the public, any Material Adverse Change with respect to Western;

  (h)
  holders of Western Shares representing not more than 15% of the Western Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights;

  (i)
  all Western Options, Western PSUs and Western DSUs shall have been exercised or terminated;

  (j)
  the Western Board of Directors shall not have: (i) amended its affirmative recommendation to the Western Shareholders in a manner adverse to Marathon; or (ii) withdrawn its affirmative recommendation to the Western Shareholders to vote in favour of the Arrangement Resolution;

  (k)
  executed releases in a form acceptable to Marathon shall have been received by Marathon on or prior to the Effective Date from each Person entitled to receive a severance amount or payment of an Employee Obligation as a consequence of the Arrangement, each as set forth in the Arrangement Agreement; provided, however, that such releases shall only be required from each such individual who, as a consequence of the Arrangement, is no longer a director, officer or employee of any of Western or WesternZagros; and

  (l)
  Western, WesternZagros and WesternZagros Limited shall have signed an agreement among Marathon, Western, WesternZagros and WesternZagros Limited dated effective as of the Effective Date providing for certain post-closing matters contemplated by the Arrangement Agreement.

Conditions in Favour of Western

        The obligation of Western to consummate the transactions contemplated under the Arrangement Agreement, and in particular the Arrangement, is subject to the following conditions:

  (a)
  the representations and warranties of Marathon set forth in the Arrangement Agreement (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (disregarding for this purpose any reference to "material" or other concepts of materiality in such representations and warranties), except in each case (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date), or (ii) as affected by transactions contemplated or permitted by the Arrangement Agreement;

  (b)
  Marathon and AcquisitionCo shall have complied in all material respects with their respective covenants set forth in the Arrangement Agreement, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on Marathon or materially impede the Effective Date;

  (c)
  no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Western, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Marathon or would have a material adverse effect on the ability of Marathon, AcquisitionCo, Western or WesternZagros to complete the Arrangement;

  (d)
  Marathon and AcquisitionCo shall have each furnished Western with certified copies of the resolutions duly passed by the Marathon Board of Directors and the AcquisitionCo Board of Directors approving the Arrangement Agreement and the consummation of the transactions contemplated thereby;

  (e)
  the Marathon Shares issuable upon completion of the Arrangement and issuable upon exchange of the Exchangeable Shares issuable upon completion of the Arrangement shall be listed on the NYSE, subject to notice of issuance, and each shall be freely tradable (other than as a result of any control person or affiliate restrictions which may arise by virtue of the ownership thereof) under applicable securities Laws;

  (f)
  the Support Agreement and the Voting and Exchange Trust Agreement shall have been executed and delivered by the Marathon and AcquisitionCo; and

  (g)
  Western and WesternZagros shall have signed the transition services agreement in the form agreed to by Western and Marathon as of the date of the Arrangement Agreement.

        The conditions to closing are for the benefit of Marathon, AcquisitionCo, Western and WesternZagros, as applicable, and may be asserted by any such party regardless of the circumstances and may be waived by any such party (with respect to such party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which such party may have. If any of the foregoing conditions are not satisfied or waived, Marathon or Western, as the case may be, may terminate the Arrangement Agreement (save and except for certain provisions of the Arrangement Agreement which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent.

Non-Solicitation

        Western agreed pursuant to the Arrangement Agreement that it shall and shall cause the officers, directors, employees, representatives and agents of Western and its subsidiaries to immediately cease any existing discussions or negotiations with any Person (other than Marathon) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and to request, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of all confidential information provided in connection therewith.

        Western also agreed that, except in certain circumstances as outlined in the Arrangement Agreement, it shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, attorney or other representative or agent of it or any of its subsidiaries:

  (a)
  solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

  (b)
  participate in any discussions or negotiations regarding an Acquisition Proposal;

  (c)
  withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to Marathon, the approval of the Western Board of Directors of the Arrangement or the recommendation of the Western Board of Directors to vote in favour of the Arrangement;

  (d)
  furnish or provide access to any information concerning Western, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

  (e)
  waive any provisions of or release or terminate any confidentiality or standstill agreement between Western and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

  (f)
  accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Acquisition Proposal.

        Prior to the Effective Date, Western and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish to such Person information concerning Western and its business, properties and assets, in each case if, and only to the extent that:

  (a)
  such Person has first made an unsolicited bona fide Acquisition Proposal which the Western Board of Directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

  (b)
  the Western Board of Directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the Western Board of Directors to the Western Shareholders; and

  (c)
  Western has provided to Marathon the information required to be provided under the Arrangement Agreement in respect of such Acquisition Proposal and has promptly notified Marathon in writing of the determinations in paragraphs (a) and (b) above.

        If, prior to the Effective Time, Western receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Acquisition Proposal, Western may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Acquisition Proposal for consideration by the Western Board of Directors in accordance with the non-solicitation provisions of the Arrangement Agreement and to enter into, or participate in, any discussions or negotiations with Western and be furnished with information concerning Western, to the extent permitted pursuant to the Arrangement Agreement.

        Under the Arrangement Agreement Western is obligated to promptly notify Marathon, at first orally and then in writing, of any Acquisition Proposal received after the date of the Arrangement Agreement, of any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date of the Arrangement Agreement that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to Western received after the date of the Arrangement Agreement or for access to the properties, books or records of Western by any Person that informs Western that it is considering making, or has made, an Acquisition Proposal after the date of the Arrangement Agreement; which notice will include any known material terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as Marathon may reasonably request, including the identity of the Person making such proposal, inquiry or contact. Western shall keep Marathon informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Western shall provide Marathon with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal and shall provide Marathon with access to any information provided to any such Person.

        In addition, Western is obligated under the Arrangement Agreement to give Marathon, orally and in writing, at least three Business Days advance notice of any decision by the Western Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Western Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three Business Day period, Western has agreed not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted under the Arrangement Agreement. In addition, during such three Business Day period Western shall, and shall cause its financial and legal advisors to, negotiate in good faith with Marathon and its financial and legal advisors, to make such adjustments in the terms and conditions of to the Arrangement Agreement and the Arrangement as would enable Western to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Marathon proposes to amend the Arrangement Agreement and the Arrangement to provide that the Western Shareholders shall receive a value per Western Share equal to or having a value greater than the value per Western Share provided in the Superior Proposal and so advises the Western Board of Directors prior to the expiry of such three Business Day period, the Western Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Arrangement. If the Western Board of Directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects Marathon's amended proposal, Western may terminate the Arrangement Agreement, provided however, that Western must pay to the Marathon the Termination Fee concurrently with such termination. In the event that Western provides Marathon with notice on a date that is less than three Business Days prior to the Western Meeting, Western shall adjourn the Meeting to a date that is not less than three Business Days and not more than 10 Business Days after the date of the notice.

        The non-solicitation provisions contained in the Arrangement Agreement do not prohibit the Western Board of Directors from: (i) making any disclosure of an Acquisition Proposal to the Western Shareholders prior to the Effective Time if, in the good faith judgment of the Western Board of Directors after receiving the advice of outside counsel, such disclosure is necessary for the Western Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under Applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with the provisions of the Arrangement Agreement; (iv) complying with Section 172 of the Securities Act and similar provisions under Applicable Laws relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to Western Shareholders; and (v) waiving the application of the Western Rights Plan in respect of any Superior Proposal but only following Western's compliance with the applicable provisions of the Arrangement Agreement.

Termination of the Arrangement Agreement

        The Arrangement Agreement may be terminated at any time prior to the Effective Date:

  (a)
  by mutual written consent of Marathon and Western;

  (b)
  by Marathon or Western if any of conditions to the Arrangement Agreement are not satisfied or waived;

  (c)
  by Marathon upon the occurrence of a Marathon Damages Event (as defined below);

  (d)
  by Western upon the occurrence of a Marathon Damages Event, provided that Western has paid to Marathon the Termination Fee;

  (e)
  by Western if:

  (i)
  Marathon is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of Marathon or AcquisitionCo or materially impedes the completion of the Arrangement and the transactions contemplated in the Arrangement Agreement, and Marathon fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (ii)
  Marathon is in breach of any of its representations or warranties made in the Arrangement Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (disregarding for this purpose any reference to "material" or other concepts of materiality in such representations and warranties) on Marathon or, in either case, such breach materially impedes the completion of the Arrangement, and Marathon fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (f)
  by Marathon if:

  (i)
  Western is in breach of any of its covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of Western or WesternZagros or materially impedes the completion of the Arrangement and the transactions contemplated in the Arrangement Agreement, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Marathon (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (ii)
  Western is in breach of any of its representations or warranties made in the Arrangement Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (disregarding for this purpose any reference to "material" or other concepts of materiality in such representations and warranties) on Western or AcquisitionCo or, in either case, such breach materially impedes the completion of the Arrangement, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Marathon (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date).

        If the Arrangement Agreement is terminated in accordance with the foregoing provisions, the Arrangement Agreement shall forthwith become void and no party to the Arrangement Agreement shall have any further liability to perform its obligations hereunder except as provided in the Arrangement Agreement and each such party's obligations under the Confidentiality Agreement, which shall survive such termination, and provided that the termination of the Arrangement Agreement shall relieve any party to the Arrangement Agreement from any liability for any breach by it of to the Arrangement Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made therein, prior to the date of such termination.

Termination Fee

        Western will be required to pay a termination fee of Cdn$200 million (the "Termination Fee") in connection with a termination of the Arrangement Agreement as a result of any of the following:

  (a)
  the Western Board of Directors fails to make or has withdrawn, modified or publicly proposes to withdraw or modify: (i) its unanimous approval of the Arrangement and the entering into of the Arrangement Agreement; (ii) its unanimous recommendation that Western Shareholders vote in favour of the Arrangement; or (iii) its unanimous determinations that the Arrangement is in the best interests of Western and the Western Shareholders, and, based upon, among other things, the opinions of Western's financial advisors, that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders, in a manner adverse to Marathon or shall have resolved to do so prior to the Effective Date;

  (b)
  an Acquisition Proposal is publicly announced, proposed, offered or made to the Western Shareholders and the Western Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval prior to the Outside Date and any Acquisition Proposal is consummated within twelve months from the termination of this Agreement;

  (c)
  Western accepts, recommends, approves or enters into or publicly proposes to accept, recommend or approve an agreement to implement a Superior Proposal subject to compliance with the covenants regarding non-solicitation set forth in the Arrangement Agreement; or

  (d)
  Western breaches any of the covenants regarding non-solicitation set forth in the Arrangement Agreement in any material respect, and Marathon is not successful in completing the Arrangement,

        (each, a "Marathon Damages Event").

        Under the Arrangement Agreement Western is obligated to pay to Marathon the Termination Fee as liquidated damages in respect of a Marathon Damages Event in immediately available funds to an account designated by Marathon within one Business Day after the first to occur of the events described above. Following a Marathon Damages Event, but prior to payment of the Termination Fee, Western shall be deemed to hold such applicable payment in trust for Marathon. Western shall only be obligated to pay one Termination Fee pursuant to the Arrangement Agreement.

Amendments and Waivers

        The Arrangement Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by mutual written agreement of the parties, and subject to Applicable Law, further notice to or authorization on the part of the securityholders, any such amendment may, without limitation: (A) change the time for performance of any of the obligations or acts of the parties, (B) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto, (C) waive compliance with or modify any of the covenants or obligations of the parties contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the parties, or (D) waive compliance with or modify any conditions precedent contained in the Arrangement Agreement, provided that no such amendment reduces or materially adversely affects the consideration to be received by a Western Shareholder without the approval of the Western Shareholders.

Governing Law

        The Arrangement Agreement is interpreted, construed and governed by and in accordance with, and any disputes arising out of or related to the Arrangement Agreement will be interpreted, construed and governed by and in accordance with, the laws of the Province of Alberta.

Shareholder Approval of the Arrangement

        At the meeting, Western Shareholders will be asked to consider, and if deemed advisable, approve the Arrangement Resolution. Approval of the Arrangement Resolution requires the affirmative vote of not less than two thirds (66 2/3%) of the votes validly cast at the Meeting by Western Shareholders. See "Information Concerning the Meeting".

Support Agreements

        Concurrent with entering into the Arrangement Agreement, the directors and officers of Western, who in the aggregate beneficially own, directly or indirectly, or exercise control or direction over, approximately 4.0% of the issued and outstanding Western Shares and 54.5% of the Western Options, 37.6% of the Western PSUs and 65.4% of the Western DSUs outstanding on July 30, 2007, entered into separate support agreements with Marathon whereby they agreed to vote in favour of the Arrangement all Western Shares held by them on the Meeting Date.

Court Approval of the Arrangement and Completion of the Arrangement

        The Arrangement requires approval by the Court under Section 193 of the ABCA. Prior to the mailing of this Information Circular, Western obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix B to this Information Circular.

        The hearing in respect of the Final Order will be held on October 16, 2007 subject to approval of the Arrangement Resolution by the Western Shareholders. In accordance with the Interim Order, should the Court adjourn the hearing to a later date, notice of the later date will be given to those who have filed and delivered an appearance in accordance with the Interim Order. Any Western Shareholder who wishes to appear or be represented and to present evidence or arguments must serve and file an appearance as set out in the Notice of Petition and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming the Final Order is granted and the other conditions in the Arrangement Agreement are satisfied or waived, the Articles of Arrangement will be filed with the Registrar under the ABCA to give effect to the Arrangement, the Voting and Exchange Trust Agreement and the Support Agreement will be executed and delivered and the various other documents necessary to consummate the transactions contemplated under the Arrangement Agreement will be executed and delivered.

        The Final Order will constitute the basis for an exemption from the registration requirements of the U.S. Securities Act, with respect to the Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants to be issued to Western Shareholders pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of this effect of the Final Order. The Final Order will not constitute an exemption from the registration requirements of the U.S. Securities Act with respect to the New WesternZagros Shares issuable on the exercise of the NewWesternZagros Warrants. See "The Arrangement — United States Securities Law Matters".

        Pursuant to Section 193(12) of the ABCA, the Arrangement becomes effective on the date shown on the certificate of arrangement issued by the Registrar or, if no certificate is issued, on the date the Articles of Arrangement are filed.

Regulatory Matters

        Neither Marathon nor Western is aware of any material approval or other action by any Governmental Authority that would be required to be obtained prior to the Effective Date, except as described below. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

Competition Act (Canada)

        Under the Competition Act, the Arrangement is a notifiable transaction and may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the Arrangement, together with certain prescribed information, has been provided to the Commissioner of Competition or unless the Commissioner of Competition has, upon application, issued an Advanced Ruling Certificate ("ARC") or waived the obligation to make such notification filing.

        Notification must be made either on the basis of a short-form filing (in respect of which there is a 14 day statutory waiting period from the time a complete notification is made unless, prior to the expiration of that period, the Commissioner of Competition requires prescribed long form information to be provided) or a long-form filing (in respect of which there is a maximum 42 day waiting period from the time a complete notification is made).

        The Commissioner of Competition's review of a notifiable transaction may take longer than the statutory waiting period. Upon completion of the Commissioner of Competition's review, the Commissioner of Competition may decide to: (i) challenge the notifiable transaction, if the Commissioner of Competition concludes that it is likely to substantially lessen or prevent competition; (ii) issue a notice (a "Competition Act Notice") stating that the Commissioner of Competition does not intend to challenge the notifiable transaction at that time, but retains the authority to do so for three years after completion of the notifiable transaction; or (iii) issue an ARC. Where an ARC is issued and the notifiable transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner of Competition cannot seek an order of the Competition Tribunal in respect of the notifiable transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the ARC was issued.

        Marathon and Western filed an application for an ARC in respect of the Arrangement with the Commissioner of Competition on August 23, 2007. The Commissioner of Competition issued an ARC in respect of the Arrangement on August 29, 2007.

Investment Canada Act (Canada)

        Under the Investment Canada Act, the acquisition by a non-Canadian of control of a Canadian business the value of which exceeds certain monetary thresholds is reviewable and subject to approval by the federal Minister responsible for the Investment Canada Act (the "Minister"). Approval of the Arrangement is to be granted where the Minister is satisfied that the acquisition is likely to be of net benefit to Canada. The Arrangement is an acquisition by a non-Canadian of control of Western and is subject to review of the Arrangement under the Investment Canada Act and cannot be completed until the Minister has approved the Arrangement. On August 16, 2007, Marathon filed an application for review of the Arrangement under the Investment Canada Act. The Minister has 45 days from the date of receipt by the Investment Review Division of a completed application to decide whether the Arrangement is likely to be of net benefit to Canada. The 45-day period may be extended by the Minister for a further 30 days, or may be extended for such longer period as may be agreed upon between the applicant, in this case Marathon, and the Minister. If no notice is sent by the Minister to the applicant within the 45-day period or the extended period, as the case may be, that the Minister is satisfied the investment is likely to be of net benefit to Canada, then the Arrangement is deemed to be approved.

        The obligations of the Parties to consummate the Arrangement are subject to the condition that the Minister has approved the Arrangement.

Interests of Certain Persons in the Arrangement

        In considering the recommendation of the Western Board of Directors with respect to the Arrangement, Western Shareholders should be aware that certain members of Western's management and the Western Board of Directors have certain interests in connection with the Arrangement, including those referred to below, that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Western Board of Directors is aware of these interests and considered them along with the other matters described above in "The Arrangement — Background and Reasons for the Arrangement".

Compensation Arrangements

        Western has agreements with 11 officers to pay those officers between 18 and 24 months annual salary, plus a discretionary bonus for an equivalent period (which will be between 37.5% and 100% of annual salary), plus an additional 19.5% to 26% of annual salary for loss of benefits and perquisites (less applicable withholdings) if the officer is terminated following a change of control of Western. The completion of the Arrangement would constitute a "change of control" within the meaning of the executive contracts. The aggregate payments under the executive contracts are Cdn$7.4 million.

        Western is also providing a retention package to approximately 58 of its current officers and employees. The aggregate possible payments under this retention package are Cdn$1.7 million.

        Prior to the Effective Time, the vesting provisions of outstanding Western Options and Western PSUs will accelerate to permit holders to exercise their Western Options and tender Western Shares received upon such exercise or pursuant to the Western PSUs in accordance with the Arrangement. In addition, payment of Western Shares under the Western PSU Plan will be accelerated due to the Arrangement. In connection with the exercise of Western Options, Western intends to lend to approximately 68 directors, officers and employees approximately Cdn$57 million to enable such directors, officers and employees to exercise their Western Options in connection with the Arrangement. These loans will be repaid from the consideration to be received in connection with the Arrangement. With respect to Western Options that are "out-of-the-money", it is anticipated that Western will pay to the holders of such Western Options a nominal amount per option in exchange for the termination of such Western Options.

Indemnification of Directors and Officers of Western

        The Arrangement Agreement provides that all rights to indemnification existing in favour of present and former directors and officers of Western or any corporation of which Western is or was a shareholder or creditor and who are serving or did serve at Western's request, as provided by contract, in Western's articles or by-laws or in similar documents of any of Western's subsidiaries in effect as of the date of the Arrangement Agreement with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters.

        The Arrangement Agreement also provides that Western shall be permitted to secure "run off" directors' and officers' liability insurance for Western's current and former directors and officers, covering claims made prior to or within six years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that provided pursuant to Western's current directors'

and officers' insurance policy and Marathon has agreed to not take any action to terminate or otherwise adversely affect such directors' and officers' insurance.

Procedure for Exchange of Share Certificates by Western Shareholders

        Enclosed with this Information Circular is a Letter of Transmittal and Election Form which, when properly completed and duly executed and returned together with a certificate or certificates representing Western Shares and all other required documents, will enable each Western Shareholder (other than Dissenting Shareholders and Marathon and its affiliates) to obtain the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof, as well as the New WesternZagros Shares and the New WesternZagros Warrants that such holder is entitled to receive under the Arrangement. See "The Arrangement — Arrangement Mechanics". The Letter of Transmittal and Election Form must be submitted by the Election Deadline.

        On and after the Effective Time, all certificates that represented Western Shares immediately prior to the Effective Time will cease to represent any rights with respect to Western Shares and will only represent the right to receive the consideration under the Arrangement. No dividends or other distributions, if any, in respect of Marathon Shares, Exchangeable Shares or New WesternZagros Shares declared after the Effective Time and payable to holders of record after the Effective Time, will be paid to the holders of any unsurrendered certificates formerly representing Western Shares until the certificates representing Western Shares are surrendered and delivered as provided in the Plan of Arrangement. Subject to Applicable Law, after a former Western Shareholder of record surrenders and exchanges the certificates representing Western Shares, that holder will be entitled to receive any such dividends or distributions declared after the Effective Time and prior to the exchange of the certificates representing Western Shares, without interest, which will have become payable with respect to the number of Marathon Shares, Exchangeable Shares or New WesternZagros Shares to which the holder is entitled.

        Any use of mail to transmit certificate(s) for Western Shares and the related Letter of Transmittal and Election Form is at the risk of the holder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

        A cheque in the amount payable to the former Western Shareholder and/or certificates representing the appropriate number of Exchangeable Shares and/or Marathon Shares along with certificates representing the New WesternZagros Shares and the New WesternZagros Warrants issuable to a former Western Shareholder who has complied with the procedures set forth above will, as soon as practicable after the Effective Date: (i) be forwarded to the holder at the address specified in the Letter of Transmittal and Election Form by insured first class mail; or (ii) be made available at the offices of the Depositary for pick up by the holder as requested by the holder in the Letter of Transmittal and Election Form.

        Where a certificate for Western Shares has been destroyed, lost or stolen, the registered holder of that certificate should immediately contact the Depositary at inquiries@valianttrust.com or toll free at 1-866-313-1872 regarding the issuance of a replacement certificate upon the holder satisfying the requirements of Western relating to replacement certificates. See Instruction 7 to the Letter of Transmittal and Election Form.

Stock Exchange Listings

Western Shares

        The Western Shares will be delisted from the TSX on or after the Effective Date.

Exchangeable Shares

        There is no current intention to list the Exchangeable Shares on any stock exchange.

Marathon Shares

        Shares of Marathon Common Stock are listed on the NYSE and the Chicago Stock Exchange and trade under the symbol "MRO". Marathon will apply to the NYSE to list Marathon Shares to be issued pursuant to the Arrangement and issuable in exchange for the Exchangeable Shares. It is a condition to the closing of the Arrangement that the approval of the NYSE with respect to the additional listing of Marathon Shares and Marathon Shares issuable on exchange of the Exchangeable Shares issuable under the terms of the Arrangement be obtained.

New WesternZagros Shares and New WesternZagros Warrants

        The TSX-V has conditionally approved the listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V. Listing will be subject to New WesternZagros fulfilling all of the listing requirements of the TSX-V. Trading in both the New WesternZagros Shares and the New WesternZagros Warrants is expected to commence concurrently with the delisting of the Western Shares on the TSX.

Eligibility for Investment in Canada

Marathon Shares and Exchangeable Shares

        Marathon Shares will be qualified investments under the ITA for trusts governed by RRSPs, RRIFs, DPSPs and RESPs, provided such shares are listed on the NYSE or another prescribed stock exchange.

        The Exchangeable Shares will not be qualified investments under the ITA for trusts governed by RRSPs, RRIFs, DPSPs and RESPs, since such shares will not be listed on a prescribed stock exchange.

New WesternZagros Securities

        Provided the New WesternZagros Shares are listed on a prescribed stock exchange (which currently includes the TSX-V), the New WesternZagros Shares and New WesternZagros Warrants will be qualified investments under the ITA for trusts governed by RRSPs, RRIFs, DPSPs and RESPs.

Canadian Securities Law Matters

Resale of Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants Received in the Arrangement

        The Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants to be issued to Western Shareholders pursuant to the Arrangement together with the Marathon Shares issuable on the exchange of the Exchangeable Shares will all be issued pursuant to an exemption from the prospectus and registration requirements of Applicable Canadian Securities Laws under Section 2.11 of National Instrument 45-106, Prospectus and Registration Exemptions and will generally not be subject to any resale restrictions under Applicable Canadian Securities Laws (provided the conditions set out in Subsection 2.6(3) of National Instrument 45-102, Resale Restrictions are satisfied). Shareholders should consult with their own financial and legal advisors with respect to the tradability of Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants received on completion of the Arrangement as well as in respect of the exchange of the Exchangeable Shares for Marathon Shares.

Ongoing Canadian Reporting Obligations

        Upon completion of the Arrangement, each of Marathon, AcquisitionCo and New WesternZagros will become a reporting issuer in certain of the provincial jurisdictions in which Western is a reporting issuer, by virtue of the completion of the Arrangement with Western. Pursuant to Section 2.9 of National Instrument 45-102, each of Marathon, AcquisitionCo and New WesternZagros will be deemed to have been a reporting issuer from the time that Western was a reporting issuer.

        Pursuant to National Instrument 71-102, Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, Marathon will generally be exempt from Canadian statutory financial and other continuous and timely reporting requirements, including the requirement for insiders of Marathon to file reports with respect to trades of Marathon securities, provided Marathon complies with the requirements of U.S. Securities Laws and U.S. market requirements in respect of all financial and other continuous and timely reporting matters and Marathon files with the relevant provincial and territorial securities regulatory authorities copies of its documents filed with or furnished to the SEC under the U.S. Exchange Act. As AcquisitionCo will not be able to rely on the exemption provided in Section 13.3 of National Instrument 51-102, Continuous Disclosure Obligations, to provide holders of Exchangeable Shares all financial and other continuous and timely disclosure documents that are sent to the holders of Marathon Shares (provided Marathon complies with all of its continuous and timely disclosure obligations under applicable U.S. Securities Laws and the requirements of any United States marketplace on which securities of Marathon are listed), AcquisitionCo will apply to the applicable Canadian Securities Authorities for exemptive relief from the continuous disclosure obligations imposed by National Instrument 51-102 similar to that provided by Section 13.3 of National Instrument 51-102.

Collateral Benefits

        Ontario Securities Commission Rule 61-501, Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions ("OSC Rule 61-501") and AMF Policy Q-27, Respecting Protection of Minority Securityholders in the Course of Certain Transactions ("AMF Policy Q-27") of the Autorité des marchés financiers du Québec are intended to regulate insider bids, issuer bids, business combinations, going private transactions and related party transactions to ensure that all securityholders are treated in a manner that is fair.

        The Arrangement does not constitute a "business combination" for the purposes of OSC Rule 61-501, as directors or senior officers of Western will not receive a "collateral benefit" pursuant to the Arrangement. In that regard, OSC Rule 61-501 excludes from the meaning of "collateral benefit" a benefit to a director or senior officer where: (i) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the director or senior officer for securities relinquished under the transaction; (ii) the conferring of the benefit is not, by its terms, conditional on the director or senior officer supporting the transaction in any manner; (iii) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (iv) either (A) at the time the transaction is agreed to, the director or senior officer and his or her associated entities beneficially owns, or exercises control or direction over, less than l% of each class of the outstanding securities of the issuer outstanding or (B) the director or senior officer discloses to an independent committee of the issuer the amount of consideration that he or she expects to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities he or she beneficially owns; an independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the director or senior officer, is less than 5% of the value of the consideration the director or senior officer will receive pursuant to the terms of the transaction for the equity securities he or she beneficially owns, and the independent committee's determination is disclosed in the disclosure document for the transaction.

        To the knowledge of Western, as at July 30, 2007, each of the directors and senior officers of Western who are entitled to receive payments and benefits in connection with the Arrangement, and their respective associated entities, held less than 1% of the issued and outstanding Western Shares except Mr. Guy Turcotte. A committee (the "Independent Committee") of independent directors of the Western Board of Directors reviewed in accordance with OSC Rule 61-501 the benefits to be received by Mr. Turcotte pursuant to the Arrangement. In accordance with OSC Rule 61-501, Mr. Turcotte disclosed to the Independent Committee the aggregate consideration that will be received pursuant to the Arrangement for the Western Shares beneficially owned, or over which control or discretion is exercised, by him and the Independent Committee determined that the value of the benefits provided to Mr. Turcotte in connection with the Arrangement, net of respective offsetting costs, is less than 5% of the aggregate consideration that will be received pursuant to the Arrangement for the Western Shares beneficially owned, or over which control or discretion is exercised, by him. Consequently, these benefits are not "collateral benefits" within the meaning of OSC Rule 61-501.

        The Arrangement may constitute a "going-private transaction" for the purposes of AMF Policy Q-27. Western intends to apply to the Autorité des marchés financiers du Québec for an exemption from the applicable provisions of AMF Policy Q-27.

United States Securities Law Matters

        The issuance of the Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants to be issued to Western Shareholders in the Arrangement and from time to time thereafter pursuant to the Arrangement will not be registered under the U.S. Securities Act. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts any securities issued in exchange for one or more bona fide outstanding securities or partly in such exchange and partly for cash from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for the outstanding Western Shares. The Court entered the Interim Order on September 14, 2007 and, subject to the approval of the Arrangement by the Western Shareholders, a hearing on the fairness of the Arrangement will be held by the Court on October 16, 2007. See "Court Approval of the Arrangement and Completion of the Arrangement" above.

        The Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants (but not the New WesternZagros Shares issuable upon the exercise thereof) issued in the Arrangement will be freely transferable under U.S. Securities Laws, except for Exchangeable Shares, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants held by persons who are deemed to be "affiliates" (for purposes of U.S. Securities Laws) of Western or Marathon prior to or after the Arrangement, which may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. An "affiliate" of a corporation for purposes of U.S. Securities Laws is a person who directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such corporation.

        Marathon has agreed to file a registration statement on Form S-3 prior to the Effective Time in order to register under the U.S. Securities Act the issuance from time to time of Marathon Shares in exchange for the Exchangeable Shares. It is a condition to Western's obligation to complete the Arrangement that the registration statement will have become effective under the U.S. Securities Act prior to the Effective Time. See "The Arrangement Agreement — Conditions to Closing".

        The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Western, AcquisitionCo and New WesternZagros are organized under the laws of the Province of Alberta, that their officers and directors are, or will be, primarily residents of countries other than the United States, that certain experts named in this Information Circular are residents of countries other than the United States, and that all or substantial portions of the assets of Western, AcquisitionCo, New WesternZagros and such other persons are, or will be, located outside the United States.

        The New WesternZagros Warrants may be exercised only by a holder who represents that at the time of exercise the holder is not then located in the United States, unless the holder provides a legal opinion or other evidence reasonably satisfactory to New WesternZagros to the effect that the exercise of the New WesternZagros Warrants does not require registration under the U.S. Securities Act or state securities laws. It is anticipated that only a few U.S. Warrantholders will be able to provide a satisfactory legal opinion to permit such U.S. Warrantholders to exercise their New WesternZagros Warrants. Consequently, most U.S. Warrantholders will be unable to exercise their New WesternZagros Warrants.

        Any New WesternZagros Shares issuable upon the exercise of the New WesternZagros Warrants in the United States will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, certificates representing such New WesternZagros Shares will bear a legend to that effect, and such New WesternZagros Shares may be resold only pursuant to an exemption from the registration requirements of the U.S. Securities Act and state securities laws.

        Notwithstanding the foregoing, subject to certain limitations, the New WesternZagros Warrants and any new WesternZagros Shares issuable upon the exercise of New WesternZagros Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S, including in transactions over the TSX-V (if the applicable New WesternZagros Warrants and New WesternZagros Shares as the case may be, are so listed).

Arrangements Respecting Western Options, Western PSUs and Western DSUs

        Under the Arrangement, all Western Options, Western PSUs and Western DSUs shall have been exercised, terminated or surrendered such that no options to purchase or receive Western Shares remain outstanding as of the Effective Date. See "The Arrangement — Arrangement Mechanics — Western Options, PSUs and DSUs".

Future Issuances of Shares by AcquisitionCo

        The AcquisitionCo articles of incorporation authorize the issuance of an unlimited number of Exchangeable Shares. The authorized but unissued Exchangeable Shares may be issued, without the approval of holders of Exchangeable Shares, at such time or times, to such persons and for such consideration as AcquisitionCo may determine, except as may otherwise be required by Applicable Laws. Other than with respect to the issuance of Exchangeable Shares pursuant to the Arrangement, it is not presently expected that AcquisitionCo will issue any additional Exchangeable Shares in the future.

Expenses

        The combined estimated fees, costs and expenses of Marathon and Western in connection with the Arrangement including, without limitation, Financial Advisors' fees, filing fees, legal and accounting fees, soliciting dealer fees and printing and mailing costs are anticipated to be approximately Cdn$71.4 million.

RISK FACTORS

        Western Shareholders should understand that if the Arrangement is approved at the Meeting, Western Shareholders who so elect will receive Marathon Shares or Exchangeable Shares which are the economic equivalent of Marathon Shares and all Western Shareholders will receive New WesternZagros Shares and New WesternZagros Warrants. Accordingly, a former Western Shareholder will become a shareholder of New WesternZagros and, upon receipt of Marathon Shares or the exchange of Exchangeable Shares, will become a shareholder of Marathon and will be subject to all of the risks associated with the operations of New WesternZagros and Marathon and the industry in which such corporations operate. Those risks include the factors affecting forward-looking statements described in this Information Circular, including the risk factors set forth on pages 35 to 49 of Western's annual information form for the year ended December 31, 2006 under the heading "Risks and Uncertainties", the risk factors set forth on pages 22 to 27 of Marathon's annual report on Form 10-K for the year ended December 31, 2006 under the heading "Risk Factors" and the risk factors relating to New WesternZagros set forth in Appendix G — Information Concerning New WesternZagros, under the headings "Forward-Looking Statements" and "Risk Factors".

TAX CONSIDERATIONS TO WESTERN SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Macleod Dixon LLP, Canadian counsel for Western, the following is a summary of the principal Canadian federal income tax considerations relating to the Arrangement under the ITA generally applicable to Western Shareholders who, for purposes of the ITA, and at all relevant times, hold their Western Shares, and will hold their Class A Shares, Class B Shares, Class C Shares, Marathon Shares, Exchangeable Shares and New WesternZagros Securities, as capital property and deal at arm's length with, and are not affiliated with, Western, Marathon, New WesternZagros, CallCo or AcquisitionCo. This summary does not apply to: (i) a Western Shareholder with respect to whom Marathon is or will be a "foreign affiliate" within the meaning of the ITA, (ii) a Western Shareholder that is a "financial institution", for the purposes of the mark-to-market rules in the ITA, (iii) a Western Shareholder an interest in which is a "tax shelter investment" as defined in the ITA, or (iv) a Western Shareholder that is a "specified financial institution" as defined in the ITA. Any such Western Shareholder should consult its own tax advisor with respect to the Arrangement.

        Western Shares, Class A Shares, Class B Shares, Class C Shares, Marathon Shares, Exchangeable Shares and New WesternZagros Securities will generally be considered to be capital property unless such securities are held in the course of carrying on a business of trading or dealing in securities, or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain Western Shareholders who are residents of Canada for purposes of the ITA and whose Western Shares and New WesternZagros Shares might not otherwise qualify as capital property, may be entitled to make an irrevocable election in accordance with Subsection 39(4) of the ITA to have their Western Shares, New WesternZagros Shares and every "Canadian security" (as defined in the ITA) owned by such Western Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. This election is not available for any Western Shares that were acquired by a Western Shareholder as a "flow-through share" for the purposes of the ITA. Where a Western Shareholder makes an election with AcquisitionCo under Section 85 of the ITA in respect of their Western Shares as described below, the Exchangeable Shares received under the Arrangement in exchange for such Western Shares will not be Canadian securities to such holder for this purpose and therefore will not be deemed to be capital property under Subsection 39(4) of the ITA. Western Shareholders who do not hold their Western Shares as capital property or who will not hold their Class A Shares, Class B Shares, Class C Shares, Marathon Shares, Exchangeable Shares, and/or New WesternZagros Securities as capital property should consult their own tax advisors regarding their particular circumstances.

        This summary is based on the facts set out in this document, the current provisions of the ITA and Macleod Dixon LLP's understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") publicly available prior to the date of this document. This summary takes into account all proposed amendments to the ITA that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof ("Proposed Amendments") and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all.

        This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement and/or the holding of Marathon Shares, Exchangeable Shares or New WesternZagros Securities. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA's administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

        This summary assumes that (i) the New WesternZagros Shares will be listed on a prescribed stock exchange for the purposes of the ITA; and (ii) New WesternZagros will be able to elect, and will elect, in accordance with the ITA to be a public corporation from the beginning of its taxation year which includes the Effective Time.

        This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Western Shareholder. Western Shareholders should consult their own tax advisors as to the tax consequences to them of the Arrangement and the holding of Marathon Shares, Exchangeable Shares and/or New WesternZagros Securities.

        For purposes of the ITA, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate generally at the time such amounts arise.

Western Shareholders Resident in Canada

        The following section of the summary is applicable to a Western Shareholder who, for purpose of the ITA and any applicable income tax treaty, is or is deemed to be a resident of Canada at all relevant times.

Exchange of Western Shares for Class A Shares, Class B Shares and Class C Shares

        A Western Shareholder will not realize a capital gain (or a capital loss) as a result of the exchange of a Western Share for a Class A Share, a Class B Share and a Class C Share. The adjusted cost base of the Western Shares held by the Western Shareholder will be apportioned between the Class A Share, the Class B Share and the Class C Share received upon the exchange in proportion to the fair market value of such shares immediately after the exchange. Western is of the view that the Class B Shares will have a fair market value equal to the fair market value of the New WesternZagros Shares and the Class C Shares will have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Macleod Dixon LLP expresses no opinion on such matters of factual determination.

Transfer of Class B Shares to New WesternZagros for New WesternZagros Share Consideration

        Upon the transfer by a Western Shareholder of a Class B Share to New WesternZagros for a New WesternZagros Share, the Western Shareholder will, unless the Western Shareholder chooses to recognize a capital gain or a capital loss on the exchange as described in the following paragraph, be deemed to have disposed of such Class B Share for proceeds of disposition equal to the Western Shareholder's adjusted cost base thereof (with such adjusted cost base being computed as described above under the heading "Exchange of Common Shares for Class A Shares, Class B Shares and Class C Shares"). Such Western Shareholder would therefore neither recognize a capital gain nor a capital loss in respect of the disposition and would be deemed to acquire their New WesternZagros Shares at an aggregate cost which is equal to the aggregate adjusted cost base of their Class B Shares.

        Notwithstanding the foregoing, upon a transfer of a Class B Share to New WesternZagros for a New WesternZagros Share a Western Shareholder may, if such Western Shareholder so chooses, recognize a capital gain (or a capital loss) in respect of such disposition by reporting the same in the Western Shareholder's income tax return for the taxation year during which the disposition occurred. Such capital gain (or a capital loss) will be equal to the amount by which the fair market value of the New WesternZagros Shares received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the Class B Shares exchanged and any reasonable costs of making the disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below. In such circumstances, the cost of the New WesternZagros Shares acquired will be equal to the fair market value thereof.

Transfer of Class C Shares to New WesternZagros for New WesternZagros Warrant Consideration

        Upon the transfer by a Western Shareholder of a Class C Share to New WesternZagros for the New WesternZagros Warrant Consideration, the Western Shareholder will be considered to have disposed of such Class C Share for proceeds of disposition equal to the fair market value of the New WesternZagros Warrants received on the exchange. As a result, a Western Shareholder will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Western Shareholder of such Class C Shares (with such adjusted cost base being computed as described above under the heading "Exchange of Common Shares for Class A Shares, Class B Shares and Class C Shares"). For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below. The cost of the New WesternZagros Warrants acquired will be equal to the fair market value thereof.

        Western is of the view that the New WesternZagros Warrants will have nominal fair market value on a per warrant basis. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Macleod Dixon LLP expresses no opinion on such matters of factual determination. Provided that this view with respect to the fair market value of such New WesternZagros Warrants is correct, the exchange of a Class C Share for the New WesternZagros Warrant Consideration should not result in any material adverse income tax consequences to a holder of the Class C Share. Should the CRA challenge this view and ultimately succeed in establishing that the New WesternZagros Warrants have a fair market value in excess of a nominal amount, holders of Class C Shares will generally realize a capital gain (or a capital loss) as described in the preceding paragraph.

Exchange of Class A Shares for Cash Consideration, Marathon Shares or a Combination of Cash Consideration and Marathon Shares

        A Western Shareholder who exchanges Class A Shares for Cash Consideration, Marathon Shares or any combination of Cash Consideration and Marathon Shares will be considered to have disposed of such Class A Shares for proceeds of disposition equal to the sum of (i) any Cash Consideration received on the exchange and (ii) the fair market value at the Effective Time of any Marathon Shares acquired by such Western Shareholder on the exchange. As a result, the Western Shareholder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Western Shareholder of such Class A Shares (with such adjusted cost base being computed as described above under the heading "Exchange of

Western Shares for Class A Shares, Class B Shares and Class C Shares"). For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below.

        The cost to a Western Shareholder of Marathon Shares acquired on the exchange will be equal to the fair market value of the Marathon Shares at the Effective Time, and will generally be averaged with the adjusted cost base of any other Marathon Shares held at that time by the Western Shareholder as capital property for the purposes of determining the holder's adjusted cost base of such Marathon Shares.

Exchange of Class A Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Non-Rollover Transaction

        A Western Shareholder who exchanges Class A Shares for consideration including Exchangeable Shares and Ancillary Rights will, unless such Western Shareholder makes a joint election under Subsection 85(1) or 85(2) of the ITA as discussed below, be considered to have disposed of such Class A Shares for proceeds of disposition equal to the sum of (i) any Cash Consideration received on the exchange, (ii) the aggregate fair market value at the Effective Time of any Exchangeable Shares and any Marathon Shares received by the Western Shareholder on the exchange and (iii) the fair market value at the Effective Time of the Ancillary Rights received by the Western Shareholder on the exchange.

        As a result, the Western Shareholder will generally realize a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Western Shareholder of the Class A Shares (with such adjusted cost base being computed as described above under the heading "Exchange of Western Shares for Class A Shares, Class B Shares and Class C Shares"). For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below. In such circumstances, the cost to a holder of Exchangeable Shares, Ancillary Rights and any Marathon Shares acquired on the exchange will be equal to the fair market value of such shares and rights at the Effective Time and, with respect to any Marathon Shares so acquired, will generally be averaged with the adjusted cost base of any other Marathon Shares held at that time by the Western Shareholder as capital property for purposes of determining the holder's adjusted cost base of such Marathon Shares.

Exchange of Class A Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Rollover Transaction

  Joint Tax Elections

        A Western Shareholder who is an Eligible Holder and who exchanges Class A Shares for consideration including Exchangeable Shares and Ancillary Rights may make a valid joint election with AcquisitionCo pursuant to Subsection 85(1) of the ITA (or, in the case of a Western Shareholder that is a partnership, pursuant to Subsection 85(2) of the ITA) (a "Joint Tax Election") and thereby obtain a full or partial tax deferral of a capital gain otherwise arising on the exchange of such Class A Shares as described above under "Exchange of Class A Shares for Consideration Including Exchangeable Shares and Ancillary Rights — Non-Rollover Transaction", depending on the Elected Amount (as defined below) and the adjusted cost base to the holder of the Class A Shares at the time of the exchange. AcquisitionCo will only make a Joint Tax Election with an Eligible Holder.

        Eligible Holders who wish to make a Joint Tax Election with AcquisitionCo should give their immediate attention to this matter following the Effective Time. For further information respecting the Joint Tax Elections, see Interpretation Bulletin IT-291R3 "Transfer of Property to a Corporation under Subsection 85(1)" (January 12, 2004) and Information Circular IC 76-19R3 "Transfer of Property to a Corporation under Section 85" (June 17, 1996) issued by the CRA. The comments made herein with respect to such elections are provided for general information only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make a Joint Tax Election should consult their own tax advisors.

  Elected Amount

        An Eligible Holder may elect an amount which, subject to certain limitations contained in the ITA, will be treated as the proceeds of disposition of such Eligible Holder's Class A Shares (the "Elected Amount"). The limitations imposed by the ITA in respect of the Elected Amount are that the Elected Amount may not:

  (a)
  be less than the sum of (i) any Cash Consideration received and (ii) the fair market value at the Effective Time of any Marathon Shares and/or Ancillary Rights acquired on the exchange;

  (b)
  be less than the lesser of (i) the adjusted cost base to the holder of the holder's Class A Shares exchanged, determined immediately before the Effective Time (with such adjusted cost base being compiled as described above under the heading "Exchange of Western Shares for Class A Shares, Class B Shares and Class C Shares"), and (ii) the fair market value of the Class A Shares at that time; and

  (c)
  exceed the fair market value of the Class A Shares at the Effective Time.

  Tax Treatment to Western Shareholders

        Where an Eligible Holder and AcquisitionCo make a valid Joint Tax Election in respect of the Eligible Holder's Class A Shares, the tax treatment to such holder will generally be as follows:

  (a)
  the Eligible Holder will be deemed to have disposed of the Class A Shares for proceeds of disposition equal to the Elected Amount;

  (b)
  the Eligible Holder will not realize a capital gain (or a capital loss), provided that the Elected Amount is equal to the sum of (i) the aggregate adjusted cost base to the Eligible Holder of its Class A Shares immediately before the Effective Time and (ii) any reasonable costs of disposition;

  (c)
  the Eligible Holder will realize a capital gain (or a capital loss) to the extent that the Elected Amount exceeds (or is less than) the sum of (i) the aggregate adjusted cost base to the Eligible Holder of its Class A Shares immediately before the Effective Time and (ii) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below;

  (d)
  the cost to the Eligible Holder of any Marathon Shares or Ancillary Rights received on the exchange will be equal to the fair market value thereof at the Effective Time; and

  (e)
  the cost to the Eligible Holder of the Exchangeable Shares received on the exchange will be equal to the amount by which the Elected Amount exceeds the aggregate of (i) the amount of any Cash Consideration and (ii) the fair market value at the Effective Time of any Marathon Shares and Ancillary Rights received on the exchange.

  Procedure for Making an Election

        To make a Joint Tax Election, the Eligible Holder must provide two signed copies of the applicable tax election forms to Western (on behalf of AcquisitionCo) within 90 days following the Effective Date, duly completed and including (i) the required information concerning the Eligible Holder, (ii) the details of the number of Class A Shares transferred in respect of which the Eligible Holder is making a Joint Tax Election, and (iii) the applicable Elected Amounts for such Class A Shares. An Eligible Holder interested in making the Joint Tax Election in respect of the Exchangeable Shares it receives in the Arrangement should so indicate on the Letter of Transmittal and Election Form. A tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be sent by mail to such holder. A tax election package may also be obtained by mail from the Depository or via the internet on Western's website at www.westernoilsands.com. The relevant federal tax election form is form T2057 (or, in the event that the Class A Shares are held as partnership property, form T2058).

  Joint Ownership

        Where the Class A Shares are held in joint ownership and two or more of the co-owners wish to make a Joint Tax Election, a co-owner designated for such purpose should file a copy of the federal election form T2057 (and any other relevant provincial or territorial forms) for each co-owner. Such election forms must be accompanied by a list of the names, addresses and social insurance numbers or tax account numbers of each of the co-owners, along with a letter signed by each of the co-owners authorizing the designated co-owner to complete, sign and file the forms.

  Partnerships

        Where the Class A Shares are held as partnership property and the partnership wishes to make a Joint Tax Election, a partner designated by the partnership must file a copy of the federal election form T2058 (and any other relevant provincial or territorial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list of the names, addresses, social insurance numbers or tax account numbers of each of the partners, along with a letter signed by each partner authorizing the designated partner to complete, sign and file the forms.

  Additional Provincial or Territorial Election Forms

        Certain provinces or territories may require that a separate joint tax election be filed for provincial or territorial income tax purposes. AcquisitionCo will also make a joint tax election with an Eligible Holder under the provisions of any relevant provincial or territorial income tax law having similar effect to Section 85 of the ITA, subject to the same limitations as described herein. Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority and to determine the procedure for filing any such separate election form. It will be the sole responsibility of each Eligible Holder who wishes to make such an election to obtain the appropriate provincial or territorial election forms and to duly complete and submit such forms to AcquisitionCo for its execution at the same time as the federal election forms.

  Execution by AcquisitionCo of Election Form

        Subject to the election forms complying with the provisions of the applicable income tax law and the Arrangement, AcquisitionCo will sign the tax election forms received from an Eligible Holder within 90 days following the Effective Date of the Arrangement that appear correct and complete, and return them to the Eligible Holder within 30 days of receipt by Western (on behalf of AcquisitionCo). AcquisitionCo, in its sole discretion, may choose to sign and return an election form even if such form is received more than 90 days following the Effective Date of the Arrangement, but AcquisitionCo will have no obligation to do so. With the exception of signing and returning completed election forms it receives, AcquisitionCo, Marathon and Western assume no responsibility for making any tax election, and compliance with the requirements for a valid Joint Tax Election and the tax implications thereof will be the sole responsibility of the Eligible Holder making the Joint Tax Election. AcquisitionCo, Marathon and Western will not be responsible for the proper completion or filing of any election form. Neither Western, Marathon nor AcquisitionCo will be responsible or liable for any taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete or file an election form in the form and manner and within the time prescribed by the ITA (or the corresponding provisions of any applicable provincial or territorial tax legislation).

  Filing of Election Forms

        For the CRA or any provincial or territorial tax authority to accept a tax election form without a late filing penalty being paid by an Eligible Holder, the election forms, duly completed and executed by both the Eligible Holder and AcquisitionCo must be received by the appropriate tax authorities on or before the earliest due date for the filing of either AcquisitionCo's or the Eligible Holder's income tax return for the taxation year in which the exchange takes place.

        In the absence of a transaction subsequent to the Effective Date but prior to January 1, 2008 that results in a taxation year end for AcquisitionCo, the taxation year of AcquisitionCo is expected to end on December 31, 2007. In such circumstances, the Joint Tax Election generally must, in the case of an Eligible Holder who is an individual (other than a trust), be received by the tax authorities by April 30, 2008 (being generally the deadline when such individuals are required to file tax returns for the 2007 taxation year). Information concerning the filing deadline will be included in the tax election package that will be available on Western's website at www.westernoilsands.com and may be mailed to Eligible Holders. Eligible Holders are strongly advised to consult their own tax advisors as soon as possible respecting the deadlines applicable to their own particular circumstances, including any similar deadlines required under any provincial or territorial tax legislation for provincial or territorial tax elections. However, regardless of such deadlines, properly completed tax election forms must be received by Western at the address set out in the tax election package (which may be obtained by mail from Western or the Depository and will also be available via the internet on Western's website at www.westernoilsands.com) within 90 days following the Effective Date of the Arrangement. Any Eligible Holder who does not ensure that Western has received the properly completed tax election forms within 90 days following the Effective Date of the Arrangement may not be able to benefit from the rollover provisions of the ITA and any applicable provincial or territorial tax legislation.

  Receipt of Ancillary Rights

        A holder of Class A Shares who receives Exchangeable Shares under the Arrangement will also receive the Ancillary Rights. A Western Shareholder will be required to account for these Ancillary Rights in determining the proceeds of disposition of such holder's Western Shares and the cost of Exchangeable Shares received in consideration therefor. Western is of the view that the Ancillary Rights have nominal fair market value. This determination of value is not binding on the CRA and it is possible that the CRA could take a contrary view. Macleod Dixon LLP expresses no opinion on such matters of factual determination.

        Macleod Dixon LLP has been advised that the Joint Tax Elections will be executed by AcquisitionCo on the basis that the fair market value of the Ancillary Rights is a nominal amount per Exchangeable Share issued on the exchange. This amount will be provided to Western Shareholders in the letter of instructions included in the tax election package.

  Failure to File Valid Joint Tax Election

        An Eligible Holder of Class A Shares who has elected to receive Exchangeable Shares but does not file a valid Joint Tax Election (as described above) will be considered to have disposed of their Class A Shares for proceeds of disposition equal to the fair market value of the consideration received therefor (whether received as Cash Consideration, Marathon Shares, Exchangeable Shares and Ancillary Rights or any combination thereof). The holder will realize a capital gain (or a capital loss) to the extent the fair market value at that time of the consideration received for the Class A Shares (whether received as Cash Consideration, Marathon Shares, Exchangeable Shares and Ancillary Rights or any combination thereof), net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such Class A Shares.

        The cost to the holder of the Exchangeable Shares acquired in these circumstances will be equal to the fair market value at the time of the exchange of such Exchangeable Shares. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below.

Dividends on Marathon Shares

        Dividends on Marathon Shares will be included in the recipient's income for the purposes of the ITA. Such dividends received by a Western Shareholder who is an individual will not be subject to the gross-up and dividend tax credit rules in the ITA. A Western Shareholder that is a corporation must include such dividends in computing its income and will not be entitled to deduct the amount of the dividends in computing its taxable income.

        A Western Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the ITA), including dividends received on Marathon Shares that are not deductible in computing taxable income.

        Any United States non-resident withholding tax on these dividends generally will be eligible for foreign tax credit or deduction treatment to the extent and under the circumstances provided in the ITA.

Redemption, Exchange and Disposition of Exchangeable Shares

        A holder will be considered to have disposed of Exchangeable Shares: (i) on a redemption (including pursuant to a Retraction Request) of such Exchangeable Shares by AcquisitionCo and (ii) on an acquisition of such Exchangeable Shares by Marathon or CallCo. However, as discussed below, the Canadian federal income tax consequences of the disposition for the holder will be different depending on whether the event giving rise to the disposition is a redemption or retraction by AcquisitionCo or an acquisition by Marathon or CallCo. A holder who exercises the right to require the redemption of an Exchangeable Share by giving a Retraction Request cannot control whether the Exchangeable Share will be acquired by Marathon or CallCo under the Retraction Call Right or redeemed by AcquisitionCo, however, Macleod Dixon LLP has been advised that Marathon or CallCo intend to acquire the Exchangeable Shares pursuant to the Retraction Call Right.

Redemption or Retraction of Exchangeable Shares

        On a redemption (including a retraction) of an Exchangeable Share by AcquisitionCo, the holder of that Exchangeable Share will be deemed to have received a dividend equal to the amount, if any, by which the "redemption proceeds" exceeds the paid-up capital (for purposes of the ITA) of the Exchangeable Share at the time of redemption. On the redemption, the holder of an Exchangeable Share will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the "redemption proceeds" less the amount of such deemed dividend. The holder will in general realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the holder of the Exchangeable Shares. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below.

        In the case of a Western Shareholder who is an individual, dividends deemed to be received on the Exchangeable Shares will be included in computing the Western Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by AcquisitionCo at the time the deemed dividend is paid, such deemed dividend will be treated as an eligible dividend for the purposes of the ITA and a holder who is an individual resident in Canada will be entitled to an enhanced dividend tax credit in respect of such deemed dividend. Should the enhanced dividend tax credit be available in respect of a particular deemed dividend, holders will be so advised by AcquisitionCo.

        In the case of a Western Shareholder that is a corporation, dividends deemed to be received on the Exchangeable Shares will be required to be included in computing the corporation's income for the taxation year in which such deemed dividends are received and, subject to the special rules and limitations described below, such deemed dividends will generally be deductible in computing the corporation's taxable income. In the case of a holder of Exchangeable Shares that is a corporation, in some circumstances the amount of any deemed dividend arising on the redemption of Exchangeable Shares may be treated as proceeds of disposition and not as a dividend in accordance with specific rules in the ITA. Corporate shareholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

        A Western Shareholder that is a "private corporation" (as defined in the ITA) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the Western Shareholder's taxable income. A Western Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the ITA), including any deemed dividends that are not deductible in computing taxable income.

        If Marathon, AcquisitionCo or any other person with whom Marathon does not deal at arm's length is a "specified financial institution" for purposes of the ITA at the time that a deemed dividend is paid on an Exchangeable Share, dividends deemed to be received by a holder of Exchangeable Shares that is a corporation will not be deductible in computing such holder's taxable income but will be fully includable in taxable income under Part I of the ITA. Marathon has advised counsel that immediately after the Effective Time it will be a specified financial institution for purposes of the ITA.

        The Exchangeable Shares will be taxable preferred shares and short-term preferred shares for the purpose of the ITA. A holder of Exchangeable Shares who is deemed to receive dividends on such shares will not be subject to the 10% tax under Part IV.1 of the ITA.

Exchange of Exchangeable Shares with Marathon or CallCo

        On the exchange of an Exchangeable Share by the holder with Marathon or CallCo for Marathon Shares, the holder will generally realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Exchangeable Share. For these purposes, the proceeds of disposition will be the fair market value of the Marathon Shares received upon exchange less any amount paid in satisfaction of declared and unpaid dividends owed to the holder by AcquisitionCo. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below. The acquisition by Marathon or CallCo of an Exchangeable Share from the holder thereof will not result in a deemed dividend to the holder.

        On October 18, 2000, the Minister of Finance (Canada) announced that the Department of Finance would consider future amendments to the ITA to allow holders of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax-deferred basis. It is possible that, in certain circumstances, these contemplated amendments, if enacted into law, could in the future allow a holder of Exchangeable Shares to exchange such shares for Marathon Shares on a tax-deferred basis. No specifics have been announced regarding these contemplated amendments and in particular with respect to the various requirements that would have to be satisfied in order to permit a holder of Exchangeable Shares to exchange such shares on a tax deferred basis or whether these requirements could be satisfied in the circumstances.

Disposition of Exchangeable Shares other than on Redemption, Retraction or Exchange

        A disposition or deemed disposition of Exchangeable Shares by a holder, other than on the redemption, retraction or exchange of the shares, will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those Exchangeable Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below.

Disposition of New WesternZagros Shares

        A disposition or deemed disposition of New WesternZagros Shares by a holder (other than a disposition to New WesternZagros in other than a sale in the open market), will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those New WesternZagros Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below.

Exercise, Expiry or Disposition of New WesternZagros Warrants

        The exercise of a New WesternZagros Warrant in exchange for a New WesternZagros Share will not be considered to be a disposition of property for tax purposes. As a result, no gain or loss will be realized by the holder of the New WesternZagros Warrant upon the exercise of the New WesternZagros Warrant. When a holder exercises a New WesternZagros Warrant, the adjusted cost base to the holder of the New WesternZagros Share acquired thereby will be equal to the adjusted cost base to the holder of the New WesternZagros Warrant so exercised plus the amount paid on the exercise of the New WesternZagros Warrant, and will be averaged with the adjusted cost base of any other New WesternZagros Shares held as capital property at that time.

        The expiry of an unexercised New WesternZagros Warrant will generally result in a capital loss to the holder equal to the adjusted cost base of the New WesternZagros Warrant. Such capital loss will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

        Any disposition or deemed disposition of a New WesternZagros Warrant (which does not include the exercise thereof) by a holder will result in the realization of a capital gain (or a capital loss) in the taxation year of the disposition to the extent the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the disposed property and any reasonable costs of disposition. Such capital gain or capital loss will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

Acquisition and Disposition of Marathon Shares

        The cost of Marathon Shares received on the retraction, redemption or exchange of an Exchangeable Share will be equal to the fair market value of such Marathon Shares at the time of such event and will generally be averaged with the adjusted cost base of any other Marathon Shares held at that time by the holder as capital property for the purpose of determining the holder's adjusted cost base of such Marathon Shares.

        A disposition or deemed disposition of Marathon Shares by a holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Marathon Shares immediately before the disposition. For a description of the tax treatment of capital gains and losses, see "Taxation of Capital Gains or Capital Losses" below.

Taxation of Capital Gains or Capital Losses

        Generally, one-half of any capital gain (a "taxable capital gain") realized by a holder in a taxation year must be included in the holder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a holder in a taxation year must be deducted from taxable capital gains realized by the holder in that year (subject to and in accordance with rules contained in the ITA). Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the ITA.

        A holder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the ITA), including any taxable capital gains.

        If the holder of a Western Share, a New WesternZagros Share or an Exchangeable Share is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share (and in certain circumstances a share exchanged for such share) to the extent and under circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Property Information Reporting

        In general, a "specified Canadian entity" for a taxation year or fiscal period whose total cost amount of "specified foreign property" (both as defined in the ITA) at any time in the year or fiscal period exceeds Cdn$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. With some exceptions, a Western Shareholder resident in Canada in the year will be a specified Canadian entity. Exchangeable Shares, Ancillary Rights, Marathon Shares and options to acquire Marathon Shares will constitute specified foreign property to a holder. Accordingly, holders of Exchangeable Shares, Marathon Shares and such options should consult their own tax advisors regarding compliance with these rules.

Foreign Investment Entity Draft Legislation

        Proposed Amendments regarding the taxation of "participating interests" in "foreign investment entities" were released by the Minister of Finance (Canada) on November 9, 2006 (these proposals replaced previous Proposed Amendments). In general, where the Proposed Amendments apply, a holder of a participating interest in a foreign investment entity will generally be required to include in income annually, an imputed return at the prescribed rate on the "designated cost" of such interest unless such holder can qualify for and elects on a timely basis to use certain alternative methods of taxation. A corporation is not a foreign investment entity if: (i) at the end of the corporation's taxation year the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all of its property or (ii) if, throughout the corporation's taxation year, its principal undertaking is not an "investment business" within the meaning of those terms in the Proposed Amendments.

        The determination of whether or not Marathon is a foreign investment entity must be made on an annual basis at the end of each taxation year of Marathon, and no assurances can be given that Marathon will not be a foreign investment entity at the end of any of its taxation years. In any event, in general, these Proposed Amendments will not apply to a holder in respect of Marathon Shares so long as: (i) such shares qualify as an "arm's length interest" to the holder under the Proposed Amendments; (ii) the Marathon

Shares are listed on a prescribed stock exchange (which includes the NYSE); (iii) Marathon remains resident in the U.S. for the purposes of the ITA; and (iv) it is reasonable to conclude that the holder has no tax avoidance motive in respect of the Marathon Shares. The determination of whether a holder of Marathon Shares will have a tax avoidance motive in respect of the Marathon Shares within the meaning of these Proposed Amendments will depend upon the particular circumstances of the holder. Holders of Marathon Shares should consult their own tax advisors regarding the determination of whether they have such a tax avoidance motive. The Marathon Shares will generally qualify as an "arm's length interest" at any time in respect of a holder for purposes of these Proposed Amendments provided: (i) it is reasonable to conclude that there are at least 150 persons each of which holds at that time Marathon Shares having a total fair market value of at least $500; (ii) it is reasonable to conclude that the Marathon Shares can normally be acquired and sold by members of the public in the open market; and (iii) the aggregate fair market value at that time of the Marathon Shares that are held by the holder, or an entity or individual with whom the holder does not deal at arm's length for purposes of the ITA, does not exceed 10% of the aggregate fair market value of all the shares of Marathon Shares at that time.

        Provided that the Proposed Amendments do not apply to a holder of Marathon Shares, they will generally not apply to a holder of Exchangeable Shares.

        No assurance can be given that the Marathon Shares or the Exchangeable Shares will qualify for these exemptions. The Proposed Amendments relating to foreign investment entities are complex. No assurances can be given that the Proposed Amendments will be enacted in the form currently proposed. Holders should consult their own tax advisors regarding the application of these Proposed Amendments in their particular circumstances.

Dissenting Shareholders

        A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by Western the fair value of the Western Shares held by such Dissenting Shareholder.

        A Dissenting Shareholder who receives a cash payment from Western in respect of the fair value of the Dissenting Shareholder's Western Shares will be deemed to have received a taxable dividend equal to the amount by which the cash payment received (other than in respect of interest awarded by a court) exceeds the paid-up capital of such Western Shares. For a general description of the tax treatment of deemed dividends, see "Redemption or Retraction of Exchangeable Shares" above. In certain cases all or part of a deemed dividend received by a corporation may be treated as proceeds of disposition, and not as a deemed dividend, in respect of the Western Shares. Corporate shareholders should consult their own tax advisors for advice with respect to the potential application of these provisions.

        A Dissenting Shareholder would also be considered to have disposed of the Western Shares for proceeds of disposition equal to the amount received by the Dissenting Shareholder less the amount of any deemed dividend referred to above (other than any deemed dividends which are treated as proceeds of disposition) and any interest awarded by a court. As a result, such Dissenting Shareholder will also realize a capital loss (or a capital gain) equal to the amount by which the sum of (i) the adjusted cost base to the Dissenting Shareholder of the Western Shares; and (ii) any reasonable costs of disposition, exceeds (or is less than) such proceeds of disposition.

        Interest awarded to a Dissenting Shareholder by a court will be included in the Dissenting Shareholder's income for the purposes of the ITA. In addition, a Dissenting Shareholder that, throughout the relevant taxation year, is a "Canadian-controlled private corporation" (as defined in the ITA) may be liable to pay a refundable tax of 6 2/3% on its "aggregate investment income" (as defined in the ITA), including interest income.

        Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right of dissent. Dissenting Shareholders should consult their own tax advisors.

Western Shareholders Not Resident in Canada

        The following section of the summary is applicable to a holder of Western Shares who, for the purposes of the ITA and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold Western Shares and Marathon Shares received pursuant to the Arrangement in or in the course of, carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a "Non-Resident Shareholder").

Disposition of Common Shares

        A Non-Resident Shareholder who holds Western Shares that are not "taxable Canadian property" will not be subject to tax under the ITA on the disposition of such Western Shares. Generally, Western Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that the Western Shares are listed on a prescribed stock exchange (which includes the TSX) at that time, unless: (i) at any time during the sixty month period immediately preceding the disposition of the Western Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of Western; or (ii) the Non-Resident Shareholder's Western Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Disposition of New WesternZagros Shares

        A Non-Resident Shareholder who holds New WesternZagros Shares that are not "taxable Canadian property" will not be subject to tax under the ITA on the disposition of such New WesternZagros Shares. Generally, New WesternZagros Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that the New WesternZagros Shares are listed on a prescribed stock exchange (which includes the TSX-V) at that time, unless: (i) at any time during the sixty month period immediately preceding the disposition of the New WesternZagros Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of New WesternZagros; or (ii) the Non-Resident Shareholder's New WesternZagros Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Disposition of New WesternZagros Warrants

        A Non-Resident Shareholder who holds New WesternZagros Warrants that are not "taxable Canadian property" will not be subject to tax under the ITA on the disposition of such New WesternZagros Warrants. Generally, New WesternZagros Warrants will not be taxable Canadian property of a Non-Resident Shareholder at any particular time provided that the New WesternZagros Shares are listed on a prescribed stock exchange (which includes the TSX-V) at that time, unless: (i) at any time during the sixty month period immediately preceding the disposition of the New WesternZagros Warrants by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of New WesternZagros; or (ii) the Non-Resident Shareholder's New WesternZagros Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Dissenting Non-Resident Shareholders

        A dissenting Non-Resident Shareholder may be entitled, if the Arrangement becomes effective, to be paid by Western the fair value of the Western Shares held by the dissenting Non-Resident Shareholder.

        Upon the receipt of a payment by Western (other than in respect of interest awarded by the court), a dissenting Non-Resident Shareholder will be deemed to receive a dividend and to realize a capital gain (or capital loss) as described above under the heading "Shareholders Resident in Canada — Dissenting Shareholders" above. Any deemed dividends paid to such a Non-Resident Shareholder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada-United States Income Tax Convention, 1980 (the "Canada-U.S. Treaty"), the withholding tax rate is generally reduced to 15% in respect of a dividend paid to a person who is the beneficial owner of the dividend and who is resident in the United States for purposes of the Canada-U.S. Treaty.

        An amount paid in respect of interest awarded by the court to a dissenting Non-Resident Shareholder will be subject to Canadian withholding tax at the rate of 25%, unless the rate is reduced under the provisions of an applicable income tax treaty. For example, under the Canada-U.S. Treaty, the withholding tax rate is generally reduced to 10% in respect of interest paid to a person who is the beneficial owner of the interest and who is resident in the United States for purposes of the Canada-U.S. Treaty.

Certain United States Federal Income Tax Considerations

        The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders, as defined below, of Western Shares arising from and relating to the Arrangement and the ownership and disposition of New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement.

        This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement or the ownership and disposition of New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder of the Arrangement and the ownership and disposition of New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement.

Scope of This Summary

Authorities

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), final and temporary Treasury Regulations promulgated thereunder, administrative pronouncements or practices, judicial decisions, and the Canada-U.S. Treaty, all as of the date hereof. Future legislative, judicial, or administrative modifications, revocations, or interpretations, which may or may not be retroactive, may result in U.S. federal income tax consequences significantly different from those discussed herein. This summary is not binding on the Internal Revenue Service (the "IRS") or the U.S. courts, and no assurance can be given that the conclusions reached in this summary will not be challenged by the IRS or will be sustained by a U.S. court if so challenged. In addition, Western and Marathon have not requested, and do not intend to request, a ruling from the IRS regarding any of the U.S. federal income tax consequences of either the Arrangement or the ownership and disposition of Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement.

U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Western Shares (or, following the completion of the Arrangement, a beneficial owner of Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement) that is (a) a citizen or an individual resident of the United States for U.S. federal income tax purposes, (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any political subdivision thereof, including the States and the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust which (i) is subject to the primary jurisdiction of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

        If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns Western Shares (or, following the completion of the Arrangement, Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants), the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that beneficially owns Western Shares (or, following the completion of the Arrangement, Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants) should consult their own tax advisors as to the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement.

Non-US. Holders

        A "non-U.S. Holder" is a beneficial owner of Western Shares (or, following the completion of the Arrangement, a beneficial owner of Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement) other than a U.S. Holder.

        Except as specifically provided immediately below and under "Other Considerations — Information Reporting; Backup Withholding Tax" below, this summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the Arrangement or of their ownership and disposition of Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement. Accordingly, non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) of the Arrangement and the ownership and disposition of Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement.

        At the current time, AcquisitionCo and its affiliates do not intend to withhold any amounts in respect of U.S. withholding tax as a result of an increase in the Exchange Ratio or from dividends, if any, on the Exchangeable Shares. However, no statutory, judicial or administrative authority exists that directly addresses the U.S. federal income tax treatment of the Exchangeable Shares and, therefore, such treatment is subject to significant uncertainty. If such an increase in the Exchange Ratio or dividend is determined to constitute income from U.S. sources, non-U.S. Holders of the Exchangeable Shares likely would be subject to U.S. withholding tax at a rate of 30%, or such lower rate as provided by an applicable income tax treaty between the United States and the country of residence of the non-U.S. Holder. Under the Canada-U.S. Treaty, dividends from U.S. sources distributed to persons that are residents of Canada for purposes of the Canada-U.S. Treaty are currently subject to a maximum withholding rate of 15%. Holders of Exchangeable Shares would be required to provide proper certification to AcquisitionCo establishing eligibility for the 15% withholding rate applicable to dividends under the Canada-U.S. Treaty.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

        This summary does not address the U.S. federal income tax consequences to certain categories of U.S. Holders subject to special rules, including U.S. Holders that are (a) holders that acquire Exchangeable Shares pursuant to the Arrangement, (b) banks, financial institutions, or insurance companies, (c) regulated investment companies or real estate investment trusts, (d) brokers or dealers in securities or currencies or traders in securities or currencies that elect to apply a mark-to-market accounting method, (e) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts, (f) holders that own Western Shares (or, following the completion of the Arrangement, holders that will own Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants) as part of a straddle, hedge, constructive sale, conversion transaction, or other integrated investment, (g) holders that acquired Western Shares (or, following the completion of the Arrangement, holders that acquire Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants) in connection with the exercise of employee stock options or otherwise as compensation for services, (h) holders that have a "functional currency" other than the U.S. dollar, (i) holders that are liable for the "alternative minimum tax" under the Code, (j) holders that hold Western Shares (or, following the completion of the Arrangement, holders that will hold Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants) other than as a capital asset within the meaning of Section 1221 of the Code, (k) holders that own or have owned directly, indirectly, or constructively 5% or more, by voting power or value, of the outstanding equity interests of Western (or, following the completion of the Arrangement, holders that will own directly, indirectly, or constructively 5% or more, by voting power or value, of the outstanding equity interests of Marathon), (l) holders that exercise Dissent Rights in connection with the Arrangement, or (m) U.S. expatriates. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Marathon Shares, Exchangeable Shares, New WesternZagros Shares and New WesternZagros Warrants received pursuant to the Arrangement.

U.S. Federal Income Tax Consequences to U.S. Holders from the Arrangement

In General

        The exchange of Western Shares for cash, Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants will be a taxable transaction for U.S. federal income tax purposes. Accordingly, subject to the passive foreign investment company ("PFIC") rules discussed below, the following U.S. federal income tax consequences would generally result to U.S. Holders:

  (a)
  a U.S. Holder would recognize gain or loss in an amount equal to the difference, if any, between (1) the amount of cash and the fair market value of any Marathon Shares, New WesternZagros Shares and New WesternZagros Warrants received in exchange for Western Shares pursuant to the Arrangement and (2) the tax basis of such U.S. Holder in the Western Shares exchanged;

  (b)
  the tax basis of a U.S. Holder in the Marathon Shares, New WesternZagros Shares and the New WesternZagros Warrants received in exchange for Western Shares pursuant to the Arrangement would be equal to the fair market value of each such security on the Effective Date; and

  (c)
  the holding period of a U.S. Holder for the Marathon Shares, New WesternZagros Shares and the New WesternZagros Warrants received in exchange for Western Shares pursuant to the Arrangement would begin on the day after the Effective Date.

        The gain or loss described in clause (a) immediately above generally will be capital gain or loss and will be long-term capital gain or loss if such Western Shares are held for more than one year at the time of the Exchange. Long-term capital gains of non-corporate U.S. Holders are currently subject to a maximum U.S. federal income tax rate of 15%. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to complex limitations under the Code. Gains or losses, if any, realized by a U.S. Holder in connection with the Arrangement generally will be treated as having a source within the United States.

        It is possible that the distribution of the New WesternZagros Shares and the New WesternZagros Warrants could be treated as a distribution under Section 301 of the Code, rather than as payment in exchange for Western Shares. In such a case, a U.S. Holder would include in its gross income the value of the New WesternZagros Shares and the New WesternZagros Warrants as a dividend to the extent that such payment is made out of Western's current or accumulated "earnings and profits", with any remaining amount being treated (a) first, as a tax-free return of capital to the extent of such U.S. Holder's tax basis in its Western Shares and (b) thereafter, as gain from the sale or exchange of its Western Shares.

U.S. Federal Income Tax Consequences to U.S. Holders Who Owned Western Shares When Western Was a Passive Foreign Investment Company

  General Rules Applicable to Passive Foreign Investment Companies

        The PFIC rules can have significant adverse tax effects on U.S. Holders that own shares of certain foreign corporations. Section 1297 of the Code generally defines a PFIC as a foreign corporation that, for any taxable year, either (i) 75% or more of its gross income in the taxable year is "passive income" or (ii) 50% or more of the fair market value, determined on the basis of a quarterly average, of its assets produce or are held for the production of "passive income". For this purpose, "passive income" includes dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Western believes that it was a PFIC for the years 1999 to 2002 and that it was not a PFIC for the years 2003 to 2006. Based on its current operations and taking into account the effect of the Arrangement and the elections to be made in connection therewith, Western does not expect to be a PFIC for the year ending on the Closing Date of the Arrangement, although such determination is ultimately factual and the IRS may successfully challenge certain positions that Western intends to take in connection with that determination. A corporation that is classified as a PFIC during any taxable year that is included in a U.S. Holder's holding period will continue to be treated as a PFIC with respect to such U.S. Holder even if the corporation ceases to satisfy the gross income and gross asset test described above, unless the U.S. Holder makes an election pursuant to the Code resulting in a deemed taxable disposition of the U.S. Holder's stock in the corporation (a "Deemed Sale Election"). For a general discussion of the rules regarding the tax consequences to U.S. Holders that have made a valid QEF election or Mark-to-Market Election with respect to shares of a PFIC, see the discussions titled "The QEF Election" and "The Mark-to-Market Election" under "The Ownership and Disposition of New WesternZagros Shares and the Exercise and Lapse of the New WesternZagros Warrants".

        In general, if a timely QEF election or Mark-to-Market Election (these elections are described, respectively, in the discussions titled "The QEF Election" and "The Mark-to-Market Election" under "The Ownership and Disposition of New WesternZagros Shares and the Exercise and Lapse of the New WesternZagros Warrants") has not been made by a U.S. Holder with respect to its Western Shares (where Western is a PFIC as to such U.S. Holder), any gain on the disposition of Western Shares by the U.S. Holder in the Arrangement will be treated as ordinary income (and not eligible for the reduced rate for dividends), rather than capital gain, and will be subject to special rules intended to compensate for the deferral of income. Under these special rules, (a) the amount of any gain recognized in the Arrangement will be allocated rateably over the U.S. Holder's holding period for its Western Shares, (b) the amount of ordinary income allocated to years prior to the year of the Arrangement will be subject to U.S. federal income tax at the highest statutory rate applicable to such U.S. Holder for each such year (determined without regard to other income, losses or deductions of the U.S. Holder for such years), and (c) the tax for such prior years will be subject to an interest charge, computed at the rate applicable to underpayments of tax.

        If the U.S. Holder has made a valid QEF election for the first year of the shareholder's holding period with respect to its Western Shares while Western constituted a PFIC or made such an election in a subsequent period when Western was a PFIC and also made a Deemed Sale Election (a "Pedigreed QEF Election"), then the U.S. federal income tax consequences described above in the discussion titled "U.S. Federal Income Tax Consequences to U.S. Holders from the Arrangement — In General", rather than those described in preceding paragraph, should apply to the U.S. Holder. U.S. Holders whose holding period of Western Shares does not include any portion of the years 1999 to 2002 may wish to consider the advisability of making a protective QEF election for 2007 to avoid adverse consequences were Western ultimately determined to be a PFIC for 2007. If, however, the U.S. Holder has made a valid QEF election for a subsequent period when Western was a PFIC and did not also make a Deemed Sale Election (an "Unpedigreed QEF Election"), then such shareholder is required to include in income its share of Western's earnings, including earnings generated as a result of the structure of the Arrangement and associated elections, and any gain on the disposition of its Western Shares would be subject to the PFIC rules discussed above. If the U.S. Holder has made a valid Mark-to-Market Election with respect to its Western Shares, then the U.S. Holder will recognize any gain from the Arrangement as ordinary income and any loss as an ordinary loss to the extent such loss does not exceed previously unreversed inclusions of income attributable to the Western Shares.

        Because the PFIC rules are extremely complex and because the impact of those rules on the U.S. federal income tax treatment of a disposition of Western Shares pursuant to the Arrangement is potentially significant, U.S. Holders are urged to consult their own tax advisors with respect to any U.S. federal, state, or local tax consequences to them.

The Ownership and Disposition of New WesternZagros Shares and the Exercise and Lapse of the New WesternZagros Warrants

Status as a PFIC and U.S. Federal Income Tax Consequences to U.S. Holders of New WesternZagros' Status as a PFIC

        Western believes that New WesternZagros likely will be classified as a PFIC for 2007 and may also be classified as a PFIC in certain subsequent years. PFIC status, however, is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules (which are subject to differing interpretations), generally cannot be determined until after the close of the taxable year in question, and is determined annually.

        For taxable years in which New WesternZagros is a PFIC, each U.S. Holder, in the absence of an election by such U.S. Holder to treat New WesternZagros as a QEF, or a Mark-to-Market Election by such U.S. Holder, will, upon certain distributions by New WesternZagros or upon disposition of New WesternZagros Shares at a gain, be liable to pay U.S. federal income tax at the highest tax rate on ordinary income in effect for each year to which the income is allocated plus interest on that tax (at the rates applicable to underpayment of tax for those periods), as if the distribution or gain had been recognized rateably over each day in the U.S. Holder's holding period for the New WesternZagros Shares while New WesternZagros is a PFIC. Additionally, the New WesternZagros Shares of a decedent U.S. Holder who failed to make a QEF election will generally be denied the normally available step-up of the tax basis for such shares to fair market value at the date of death and, instead, would have a tax basis equal to the decedent's tax basis, if lower, in the New WesternZagros Shares. A U.S. Holder who owns the New WesternZagros Shares during a period when New WesternZagros is a PFIC will be subject to the foregoing PFIC rules, even if New WesternZagros ceases to be a PFIC, unless such U.S. Holder makes a QEF election in the first year of the U.S. Holder's holding period for the New WesternZagros Shares and in which New WesternZagros is considered a PFIC.

  The QEF Election

        A U.S. Holder that elects (an "Electing U.S. Holder") in a timely manner to treat New WesternZagros as a QEF would generally include in gross income (and be subject to current U.S. federal income tax on) the U.S. dollar value of both its pro rata share of New WesternZagros' ordinary earnings, as ordinary income, and its pro rata share of New WesternZagros' net capital gains, as long-term capital gain, during any taxable years of the U.S. Holder in which New WesternZagros is classified as a PFIC, regardless of whether such amounts are actually distributed. An Electing U.S. Holder's tax basis in its New WesternZagros Shares will be increased by any such ordinary income or long-term capital gain recognized. An Electing U.S. Holder may further elect, in any given taxable year, to defer payment of the taxes owing as a result of including its New WesternZagros-derived ordinary earnings and net capital gains currently in income, subject to certain limitations. However, if deferred, the taxes will be subject to an interest charge, which will be non-deductible to U.S. Holders that are not corporations. Distributions paid out of earnings and profits that previously were taxed to the Electing U.S. Holder would not be subject to tax again upon distribution, but such distributions will reduce the Electing U.S. Holder's tax basis in its New WesternZagros Shares.

        Upon the sale or other disposition of New WesternZagros Shares (in a transaction that is treated as a sale or exchange for U.S. federal income tax purposes), an Electing U.S. Holder that makes a QEF election for the first taxable year in which it owns New WesternZagros Shares will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the disposition and the U.S. Holder's adjusted tax basis in its New WesternZagros Shares. Such gain or loss will be capital gain or loss, which will be long-term capital gain or loss if the U.S. Holder's holding period in its New WesternZagros Shares is more than one year and otherwise will be short-term capital gain or loss. The deducibility of capital losses is subject to certain limitations. If the U.S. Holder is a United States resident (as defined in section 865 of the Code), gains realized upon disposition of a New WesternZagros Share by such U.S. Holder generally will be U.S. source income, and disposition losses generally will be allocated to reduce U.S. source income.

        The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the IRS. A shareholder makes a QEF election by attaching a completed IRS Form 8621, including a PFIC annual information statement, to a timely filed U.S. federal income tax return of a U.S. Holder for the first taxable year of the foreign corporation during which the corporation was at any time a PFIC. Although a QEF election may be made after the PFIC's first taxable year that was included in the Electing U.S. Holder's holding period, the Electing U.S. Holder would continue to be subject to the excess distribution rules described above unless the U.S. Holder makes a Deemed Sale Election. U.S. Holders should consult their U.S. tax advisors regarding the applicability of any such election to them in their particular circumstances as well as the appropriate time and manner of making any such election. Even if a QEF election is not made, a shareholder in a PFIC that is a U.S. person generally must file a completed IRS Form 8621 every year.

        New WesternZagros intends to make available to U.S. Holders, upon their request, timely and accurate information as to its status as a PFIC and intends to use commercially reasonable efforts to provide to U.S. Holders acquiring New WesternZagros Shares pursuant to the Arrangement or pursuant to the exercise of the New WesternZagros Warrant all information that a U.S. Holder making a QEF election with respect to New WesternZagros is required to obtain for U.S. federal income tax purposes.

        U.S. Holders are urged to consult their own tax advisors regarding the eligibility, manner and advisability of making a QEF election with respect to New WesternZagros.

        Treasury Regulations provide that a holder of an option, warrant or other right to acquire stock of a PFIC, such as the New WesternZagros Warrants, may not make a QEF election that will apply to the option, warrant or other right or to the stock subject to the option, warrant or other right. Under Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right shall include the period that the option, warrant or other right was held. The general effect of these rules is that (a) under the adverse taxation rules for PFICs discussed above, "excess distributions" and gains realized on the disposition of shares in New WesternZagros received upon exercise of the New WesternZagros Warrants will be spread over the entire holding period for the New WesternZagros Shares acquired thereby and (b) if a U.S. Holder makes a QEF election upon exercise of the New WesternZagros Warrants, that election generally will not be a timely QEF election with respect to the New WesternZagros Shares received upon such exercise and thus adverse taxation rules with respect to PFICs discussed above will continue to apply. However, it appears that a U.S. Holder receiving shares of New WesternZagros upon exercise of the New WesternZagros Warrant should be able to avoid the adverse taxation rules for PFICs discussed above with respect to future excess distributions and gains if such U.S. Holder makes a QEF election effective as of the first day of the taxable year of such U.S. Holder beginning after the receipt of such New WesternZagros Shares and such U.S. Holder also makes a Deemed Sale Election.

  The Mark-to-Market Election

        As an alternative to the QEF election, a U.S. Holder may make a Mark-to-Market Election with respect to stock in a PFIC. This election requires that the PFIC stock in question be "publicly traded" stock as defined under the applicable PFIC rules. While the New WesternZagros Shares are expected to qualify as "publicly traded" stock for purposes of these rules, there can be no assurance that they will so qualify. If a U.S. Holder makes a Mark-to-Market Election, it must recognize ordinary income or loss each year in an amount equal to the difference as of the close of the taxable year (or actual disposition of New WesternZagros Shares) between the fair market value of the PFIC stock and the adjusted tax basis in its PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included in income by the U.S. Holder under the election for prior taxable years. A U.S. Holder's tax basis in such PFIC stock will be increased by any gain recognized and decreased by any loss recognized. If a Mark-to-Market Election is in effect on the date of a U.S. Holder's death, the otherwise available step-up in tax basis to fair market value will not be available. Instead, the tax basis of the New WesternZagros Shares in the hands of a person who acquires such New WesternZagros Shares from the decedent will be the lesser of the decedent's tax basis or the fair market value of the New WesternZagros Shares. If the U.S. Holder makes the Mark-to-Market Election, distributions from New WesternZagros with respect to New WesternZagros Shares will be treated as if New WesternZagros Shares is not a PFIC, except that the lower tax rate on dividends for U.S. Holders that are individuals, discussed below, would not be applicable.

  Certain Special Rules Regarding Subsidiaries of a PFIC

        Special rules would apply to U.S. Holders of common shares for any taxable year in which New WesternZagros is a PFIC and has one or more subsidiaries that is also a PFIC as to such U.S. Holder (a "PFIC Subsidiary"). In such case, U.S. Holders of the New WesternZagros Shares generally would be deemed to own their proportionate interest in any PFIC Subsidiary and be subject to the PFIC rules with respect to such PFIC Subsidiary regardless of the percentage ownership of such U.S. Holders in the Company. If a subsidiary of New WesternZagros is a PFIC and a U.S. Holder does not make a QEF election as to such subsidiary, as described above, the U.S. Holder would be subject to tax at ordinary rates and could incur liability for the deferred tax and interest charge described above if the PFIC Subsidiary makes a distribution, or an interest in the PFIC Subsidiary is disposed of in whole or in part, or the U.S. Holder disposes of all or part of its New WesternZagros Shares. A QEF election must be made separately for each PFIC and thus a QEF election made with respect to New WesternZagros will not apply to any Subsidiary PFIC. Additionally, a U.S. Holder who has made a Mark-to-Market Election with respect to its New WesternZagros Shares could be subject to the PFIC rules with respect to the income of a PFIC Subsidiary even though the value of the Subsidiary PFIC has already been subject to tax as a result of the Mark-to-Market Election. A Mark-to-Market Election is not be permitted for a PFIC Subsidiary.

        U.S. Holders are urged to consult their own tax advisor regarding the status of New WesternZagros and its subsidiaries as PFICs and the eligibility, manner and advisability of making a QEF election or a Mark-to-Market Election and how the PFIC rules may affect the U.S. federal income tax consequences of a U.S. holder's acquisition, ownership and disposition of the New WesternZagros Shares and the New WesternZagros Warrants.

U.S. Federal Income Tax Consequences to U.S. Holders if New WesternZagros Is Not a PFIC

        If New WesternZagros is not a PFIC at any time during the period a U.S. Holder held, or is considered to have held, New WesternZagros Shares, such U.S. Holder will not be subject to the PFIC rules described in the section above and, instead, will be subject to the following discussion.

Distributions with respect to New WesternZagros Shares

        A U.S. Holder that receives a distribution, including a constructive distribution, with respect to the New WesternZagros Shares generally will be required to include the amount of such distribution (including the amount of any Canadian income tax withheld) in gross income as a dividend to the extent of New WesternZagros' current or accumulated "earnings and profits" as determined under U.S. federal income tax principles. Any such dividend paid before January 1, 2011 generally may qualify for the reduced U.S. federal income tax rates applicable to "qualified dividend income" if (i) New WesternZagros is eligible for the benefits of the Canada-U.S. Treaty or the New WesternZagros Shares are readily tradable on an established securities market in the U.S., (ii) New WesternZagros is not a PFIC for the taxable year in which the dividend is paid or the preceding taxable year, as discussed above, (iii) the U.S. Holder is an individual, estate, or trust that satisfies certain holding period requirements with respect to the New WesternZagros Shares, and (iv) the U.S. Holder does not treat the dividend as "investment income" for purposes of the investment interest deduction rules. Any such dividend will not be eligible for the "dividends received deduction" generally allowed to a U.S. corporation on dividends received from a domestic corporation. A distribution in excess of New WesternZagros' current and accumulated "earnings and profits" will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the New WesternZagros Shares and, thereafter, (b) as gain from the sale or exchange of the New WesternZagros Shares. Generally, distributions with respect to the New WesternZagros Shares will be treated as foreign-source income for foreign tax credit purposes. As described below in "Other Considerations — Foreign Tax Credits", any tax withheld by Canadian tax authorities may be claimed as a foreign tax credit against a U.S. Holder's U.S. federal tax liability or as a deduction for U.S. federal income tax purposes, subject to a number of complicated requirements and limitations.

Dispositions of New WesternZagros Shares

        Except in the case of certain redemption transactions, a U.S. Holder generally would recognize gain or loss on the sale or other taxable disposition of New WesternZagros Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in the New WesternZagros Shares sold or otherwise disposed of. Such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such New WesternZagros Shares are held for more than one year at the time of such sale, exchange, or other disposition. Any gain or loss recognized by a U.S. Holder will generally be treated as having a source within the United States.

Exercise and Lapse of the New WesternZagros Warrants

        The exercise by a U.S. Holder of New WesternZagros Warrants received pursuant to the Arrangement is not a taxable event for U.S. federal income tax purposes. Such U.S. Holder's tax basis in the New WesternZagros Shares received will be the sum of its tax basis in the New WesternZagros Warrants plus the exercise price paid. A U.S. Holder's tax basis in the New WesternZagros Warrants is equal to the fair market value of the New WesternZagros Warrants on the date received by such holder — as discussed above, Western believes that the New WesternZagros Warrants will have a nominal fair market value.

        If the New WesternZagros Warrants received by a U.S. Holder pursuant to the Arrangement lapse, the U.S. Holder will recognize a loss for U.S. federal income tax purposes equal to its tax basis in the lapsed New WesternZagros Warrants.

Other Considerations

Foreign Tax Credit

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Arrangement or in connection with the ownership or disposition of New WesternZagros Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for U.S. federal income tax purposes for such Canadian income tax paid. U.S. federal income tax rules regarding credits and deductions for foreign taxes are complex and, accordingly, each U.S. Holder should consult its own tax advisor regarding the applicability of these rules to such U.S. Holder.

Information Reporting; Backup Withholding Tax

        Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of Western Shares, Marathon Shares, New WesternZagros Shares or New WesternZagros Warrant, generally will be subject to information reporting and backup withholding tax, currently at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to report properly items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Non-U.S. Holders may also be exempt from backup withholding as long as such holders submit the appropriate Form W-8 (as discussed in the Letter of Transmittal), signed under penalties of perjury, certifying such holder's non-U.S. status. Backup withholding is not an additional U.S. federal income tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against such Western Shareholder's U.S. federal income tax liability, if any, or will be refunded to the extent it exceeds such liability, if such Western Shareholder furnishes required information to the IRS. A U.S. Holder that does not provide a correct U.S. taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder and non-U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

OTHER MATTERS OF SPECIAL BUSINESS RELATING TO NEW WESTERNZAGROS

        The completion of the Arrangement is not conditional upon approval of the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan or the New WesternZagros Private Placement.

New WesternZagros Stock Option Plan

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, approve the adoption by New WesternZagros of the New WesternZagros Stock Option Plan which will authorize the New WesternZagros board of directors to issue stock options to directors, officers, employees or other service providers (collectively, "Service Providers") of New WesternZagros and its subsidiaries. Approval of the New WesternZagros Stock Option Plan is required by the TSX-V. A copy of the New WesternZagros Stock Option Plan is set out in Appendix H to this Information Circular.

        The purpose of the stock option plan (the "Plan") is to provide Service Providers an incentive to achieve the longer-term objectives of New WesternZagros; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of New WesternZagros; and to attract and retain in the employ of New WesternZagros or any of its subsidiaries, persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in New WesternZagros.

Description of the Plan

Eligibility

        Pursuant to the Plan, the New WesternZagros board of directors may at any time and from time to time grant options to purchase New WesternZagros Shares ("Options") to any Service Provider. Persons who are eligible to receive Options are referred to as Optionees. No Option shall be granted to any Optionee except upon recommendation of the New WesternZagros board of directors. A person who has been granted an Option may, if he is otherwise eligible and if permitted by policies of the TSX-V ("Exchange Policies"), be granted an additional Option or Options if the New WesternZagros board of directors shall so determine.

Maximum Percentage of New WesternZagros Shares Reserved

        The number of authorized but unissued New WesternZagros Shares that may be issued upon the exercise of Options granted under the Plan at any time plus the number of New WesternZagros Shares reserved for issuance under outstanding incentive stock options otherwise granted by New WesternZagros shall not exceed 10% of the issued and outstanding New WesternZagros Shares on a non-diluted basis at any time, and such aggregate number of New WesternZagros Shares shall automatically increase or decrease as the number of issued and outstanding New WesternZagros Shares changes. Initially, this will be approximately 16.5 million New WesternZagros Shares, before giving effect to the New WesternZagros Private Placement or the exercise of any of the New WesternZagros Warrants. The Options granted under the Plan together with all of New WesternZagros' other previously established stock option plans or grants, shall not result at any time in:

  (a)
  the number of New WesternZagros Shares reserved for issuance pursuant to Options granted to insiders exceeding 10% of the issued and outstanding New WesternZagros Shares;

  (b)
  the grant to insiders within a 12 month period of a number of Options exceeding 10% of the outstanding New WesternZagros Shares; or

  (c)
  the grant to any one Optionee within a 12 month period, of a number of Options exceeding 5% of the issued and outstanding New WesternZagros Shares.

        Subject to Exchange Policies, the aggregate number of New WesternZagros Shares reserved for issuance to any one Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding New WesternZagros Shares determined at the date of grant (or 2% of the issued and outstanding New WesternZagros Shares in the case of an Optionee who is an Employee conducting Investor Relations Activities or who is a Consultant (as such terms are defined in Exchange Policies)).

Exercise Price and Expiry

        The exercise price of each Option is determined by the New WesternZagros board of directors at the time of the granting of the Option, provided that the exercise price cannot be lower than the most recent closing price of the New WesternZagros Shares on the TSX-V on the last trading day preceding the date of grant of the Options, less any applicable discount permitted by the TSX-V.

        The New WesternZagros board of directors has the discretion to determine the term of the Option, which shall not exceed 10 years (five years during any period during which New WesternZagros is a Tier 2 issuer on the TSX-V), and vesting provisions of the Options at the time of granting the Options.

Early Expiration

        In the event that an Optionee under the Plan ceases to be a Service Provider for any reason other than death, the Optionee may, but only within 90 days after the Optionee's ceasing to be a director, officer, employee or consultant (or 30 days in the case of an Optionee engaged in Investor Relations Activities) or prior to its expiry date, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation.

        In the event of the death of the Optionee, the Option previously granted shall be exercisable until the earlier of: (i) one year following the date of the death of the Optionee; and (ii) the expiry date.

Transferability

        The Options are not assignable or transferable by an Optionee, except for a limited right of assignment in the event of the death of the Optionee or a transfer in accordance with the requirements of the TSX-V.

Voluntary Black-Out Periods

        New WesternZagros intends to adopt a policy on trading in the securities of New WesternZagros which results in the imposition of self-imposed black-out periods from time to time, preventing officers, directors, employees and consultants from exercising options. For example, these black-out periods would be imposed prior to the release of financial statements and when New WesternZagros is considering various possible transactions or is completing material operations that could, if consummated or successfully completed, have a significant effect on the trading price or value of New WesternZagros' securities. This policy will be adopted as part of New WesternZagros' approach to responsible governance. However, the imposition of voluntary black-out periods can penalize New WesternZagros, and its insiders and employees where their Options have not been exercised prior to the voluntary black-out period and such Options would expire during such period.

        Pursuant to the Plan, the expiration of the term of any Options that would fall during a voluntary black-out period or within 10 business days following the termination of a voluntary black-out period will be extended for a period of 10 business days following the expiry of such black-out period such that all Optionees will always have a maximum of 10 business days following a voluntary black-out period to exercise Options. This provision applies to all Optionees.

Amendments to Options

        The New WesternZagros board of directors has the right to amend or terminate the terms and conditions of the Plan and to approve amendments relating to any Options granted pursuant thereto, subject to the prior consent of any applicable regulatory bodies, including the TSX-V. Amendments and termination will take effect only with respect to Options issued thereafter, provided that they may apply to any Options previously issued with the mutual consent of New WesternZagros and the Optionees holding the Options.

        The New WesternZagros board of directors is permitted to make certain amendments under the Plan, without shareholder approval including, without limitation:

  (a)
  an amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the New WesternZagros Shares are listed;

  (b)
  any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

  (c)
  amendments relating to administration and eligibility for participation under the Plan;

  (d)
  amendments to alter, extend or accelerate the terms of vesting applicable to any Option; and

  (e)
  amendments of a "housekeeping nature";

provided that in the case of any alteration, amendment or variance referred to in paragraph (a) or (b), the alteration, amendment or variance does not:

  (a)
  amend the number of New WesternZagros Shares issuable under the Plan;

  (b)
  add any form of financial assistance by New WesternZagros for the exercise of any Option;

  (c)
  result in a material or unreasonable dilution in the number of outstanding New WesternZagros Shares or any material benefit to an Optionee; or

  (d)
  change the class of Optionees which would have the potential of broadening or increasing participation by insiders of New WesternZagros.

        Without limiting the generality of the foregoing, if the New WesternZagros board of directors proposes to increase the number of New WesternZagros Shares issuable under the Plan, reduce the exercise price for Options granted to insiders or extend the term of Options granted to insiders of New WesternZagros pursuant to the Plan (unless the extension is pursuant to any voluntary black-out extension that may be in effect or pursuant to an extension applicable in the case of death), such amendments will require shareholder approval. Extensions of the term of Options granted to Optionees (other than insiders) may be subject to approval of any regulatory authority or stock exchange but shall not require shareholder approval.

Approval Required

        Western Shareholders will be asked at the Meeting to ratify and approve an ordinary resolution adopting the Plan which permits the issuance of up to 10% of the issued and outstanding New WesternZagros Shares from time to time.

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, to ratify and approve the following ordinary resolution to approve the New WesternZagros Stock Option Plan:

  "BE IT RESOLVED as an ordinary resolution of the shareholders of Western Oil Sands Inc. ("Western") that the adoption by WesternZagros Resources Ltd. ("New WesternZagros") of the New WesternZagros Stock Option Plan, as described in the information circular of Western accompanying the notice of this meeting (the "Information Circular") and substantially in the form attached as Appendix H to the Information Circular, be and the same is hereby ratified and approved and New WesternZagros is authorized to reserve for issuance pursuant to the New WesternZagros Stock Option Plan up to 10% of the issued and outstanding common shares of New WesternZagros from time to time."

        In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Western Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the New WesternZagros Stock Option Plan.

New WesternZagros Shareholder Rights Plan

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve the adoption of the New WesternZagros Shareholder Rights Plan. Approval of the New WesternZagros Shareholder Rights Plan by Western Shareholders is required by the TSX-V.

        If approved by Western Shareholders, the New WesternZagros Shareholder Rights Plan will be implemented immediately following the Meeting by way of a Shareholder Rights Plan Agreement (the "Agreement") between Western and Valiant Trust Company, as rights agent (the "Rights Agent").

Purpose of the New WesternZagros Shareholder Rights Plan

        The objective of the New WesternZagros Shareholder Rights Plan is to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any takeover bid or similar offer for all or a portion of the outstanding New WesternZagros Shares. Takeover bids may be structured to be coercive or may be initiated at a time when the board of directors will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under Applicable Canadian Securities Laws, a takeover bid is required to remain open for 35 days, a period of time which the board of directors of New WesternZagros believes may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize shareholder value; and (iii) make reasoned recommendations to the shareholders.

        The New WesternZagros Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of New WesternZagros and gives the board of directors time if, in the circumstances, the board of directors determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding New WesternZagros Shares. As well, the New WesternZagros Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any New WesternZagros Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the New WesternZagros Shareholder Rights Plan provides that all holders of New WesternZagros Shares who are not related to the bidder will be entitled to exercise rights issued to them under the New WesternZagros Shareholder Rights Plan and to acquire New WesternZagros Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the New WesternZagros Shareholder Rights Plan. Accordingly, the New WesternZagros Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the board of directors to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the New WesternZagros Shareholder Rights Plan are designed to ensure that, in any takeover bid for outstanding New WesternZagros Shares, all shareholders of New WesternZagros are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

        The New WesternZagros Shareholder Rights Plan is not being proposed in response to, or in anticipation of, any pending, threatened or proposed acquisition or takeover bid. The adoption of the New WesternZagros Shareholder Rights Plan is not intended as a means to prevent a takeover of New WesternZagros, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the New WesternZagros Shares.

Summary of the New WesternZagros Shareholder Rights Plan

        The following is a summary of the proposed terms of the New WesternZagros Shareholder Rights Plan which will be set forth in the Shareholder Rights Plan Agreement (the "Agreement") to be entered into between New WesternZagros and Valiant Trust Company, as Rights Agent. A Western Shareholder or other interested party may obtain a draft copy of the Agreement by contacting Lauren Hill at Western by email at lhill@westernoilsands.com, by telephone at (403) 233-1372 or by fax at (403) 234-9156.

Term

        If approved at the Meeting, the New WesternZagros Shareholder Rights Plan will be adopted immediately following the Meeting and (unless earlier terminated) will remain in effect until termination of the annual meeting of shareholders of New WesternZagros in 2010 unless the term of the Agreement is extended beyond such date by resolution of shareholders at such meeting.

Issue of Rights

        One right (a "Right") will be issued by New WesternZagros pursuant to the Agreement in respect of each New WesternZagros Share outstanding at the close of business on the Effective Date of the Arrangement (the "Record Time"). One Right will also be issued for each additional New WesternZagros Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below).

Rights Exercise Privilege

        The Rights will separate from the New WesternZagros Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the New WesternZagros Shareholder Rights Plan (a "Permitted Bid").

        Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the New WesternZagros Shareholder Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the New WesternZagros Shareholder Rights Plan) of 20% or more of the voting shares of New WesternZagros is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by New WesternZagros or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase New WesternZagros Shares at a substantial discount to their prevailing market price at the time.

        The issuance of the Rights is not dilutive and will not affect reported earnings or cash flow per share until the Rights separate from the underlying New WesternZagros Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders trade their New WesternZagros Shares.

Permitted Lock-Up Agreement

        A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a takeover bid made by such person, provided that the agreement meets certain requirements including:

  (a)
  the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

  (b)
  the shareholder who has agreed to tender voting shares to the takeover bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another takeover bid or transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

  (c)
  no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Certificates and Transferability

        Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for New WesternZagros Shares issued from and after the effective date (the "Agreement Effective Date") of the Agreement (being the later of the date of the Agreement and the receipt by New WesternZagros of all regulatory approvals with respect to the Agreement). Rights are also attached to New WesternZagros Shares outstanding on the Agreement Effective Date, although share certificates issued prior to the Agreement Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the New WesternZagros Shares and will not be exercisable or transferable separately from the New WesternZagros Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the New WesternZagros Shares.

Permitted Bid Requirements

        The requirements of a "Permitted Bid" include the following:

  (a)
  the takeover bid must be made by means of a takeover bid circular;

  (b)
  the takeover bid is made to all holders of voting shares as registered on the books of New WesternZagros, other than the offeror;

  (c)
  the takeover bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days following the date of the takeover bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the takeover bid and not withdrawn;

  (d)
  the takeover bid contains an irrevocable and unqualified provision that unless the takeover bid is withdrawn, voting shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

  (e)
  the takeover bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make a public announcement of that fact and the takeover bid will remain open for deposits and tenders of voting shares for not less than 10 business days from the date of such public announcement.

        The New WesternZagros Shareholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

        If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the board of directors to make a takeover bid by way of a takeover bid circular sent to all holders of voting shares on terms which the board of directors considers fair to all shareholders. In such circumstances, the board of directors may waive the application of the New WesternZagros Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the New WesternZagros Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of voting shares while the initial takeover bid is outstanding. The board of directors may also waive the application of the New WesternZagros Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of New WesternZagros within 14 days or such earlier or later date as may be specified by the board. With the prior consent of the holders of voting shares, the board of directors may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the New WesternZagros Shareholder Rights Plan to such Flip-in Event.

        The board of directors may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the board of directors has waived the application of the New WesternZagros Shareholder Rights Plan.

Exemptions for Investment Advisors

        Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Board of Directors

        The adoption of the New WesternZagros Shareholder Rights Plan will not in any way lessen or affect the duty of the board of directors to act honestly and in good faith with a view to the best interests of New WesternZagros. The board of directors, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Amendment

        New WesternZagros may, prior to the date of the Meeting, without the approval of the Western Shareholders, supplement, amend, vary or delete any of the provisions of the Agreement and may, after the date of the Meeting (provided the Agreement is approved and adopted by Western Shareholders at the Meeting) with the prior approval of shareholders of New WesternZagros (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Agreement. New WesternZagros may make amendments to the Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders of New WesternZagros, make amendments which are required to maintain the validity of the Agreement due to changes in any applicable legislation, regulations or rules.

Approval Required

        The TSX-V requires that Western Shareholders' approval of the New WesternZagros Shareholder Rights Plan be obtained as a condition to the listing of the Rights on such stock exchange. The New WesternZagros Shareholder Rights Plan must be approved by the vote of the holders of a majority of the Western Shares voting at the Meeting. Western is not aware of any Western Shareholder who will be ineligible to vote on the confirmation of the New WesternZagros Shareholder Rights Plan at the Meeting. The Western Board of Directors recommends that you vote for the resolution approving the New WesternZagros Shareholder Rights Plan and any Rights issued pursuant thereto.

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution to approve the New WesternZagros Shareholder Rights Plan:

        "BE IT RESOLVED as an ordinary resolution of the shareholders of Western Oil Sands Inc. ("Western") that:

  1.
  The adoption by WesternZagros Resources Ltd. ("New WesternZagros") of the New WesternZagros Shareholder Rights Plan is hereby approved and New WesternZagros is authorized to enter into the Shareholder Rights Plan Agreement with Valiant Trust Company and to issue rights pursuant thereto.

  2.
  The directors may revoke this resolution before it is acted upon without further approval of the shareholders of either Western or New WesternZagros.

  3.
  Any one officer or director of New WesternZagros is hereby authorized to execute and deliver any documents, instruments or other writings and to do all other acts as may be necessary or desirable to give effect to the foregoing resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast at the Meeting by Western Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the New WesternZagros Shareholder Rights Plan.

New WesternZagros Private Placement

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to authorize the New WesternZagros Private Placement of up to 5 million New WesternZagros Shares at a price of Cdn$2.50 per share for gross proceeds of up to Cdn$12.5 million. No finders fees or commissions will be paid in connection with the New WesternZagros Private Placement. Approval of the New WesternZagros Private Placement is required by the TSX-V. Directors, officers and employees of New WesternZagros and persons associated with them will be entitled to subscribe for all or a portion of the New WesternZagros Private Placement and to date have committed to participate as to Cdn$9.4 million. The New WesternZagros Private Placement is expected to close immediately following the completion of the Arrangement and the Subsequent Transactions.

        The purpose of the New WesternZagros Private Placement is to provide additional capital for use by New WesternZagros in its exploration and development activities and to provide a mechanism whereby directors, officers and employees of New WesternZagros can increase their ownership position within New WesternZagros.

        The price at which the New WesternZagros Shares will be sold is New WesternZagros' best estimate of the "market price" of a New WesternZagros Share prior to the Effective Date and aligns with the exercise price of the New WesternZagros Warrants. There can be no assurance that the estimate of the "market price" of a New WesternZagros Share prior to the Effective Date will be achieved or maintained after the Effective Date. See Appendix G, "Information Concerning New WesternZagros". The New WesternZagros Private Placement will be undertaken in accordance with applicable corporate law, securities legislation and TSX-V regulations and policies. There is currently no market through which the New WesternZagros Shares and the New WesternZagros Warrants may be sold and listing of the New WesternZagros Shares on the TSX-V will be subject to New WesternZagros fulfilling all of the listing requirements of the TSX-V.

Approval Required

        At the Meeting, Western Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution to approve the New WesternZagros Private Placement:

  "BE IT RESOLVED as an ordinary resolution of the shareholders of Western Oil Sands Inc. ("Western"), that the private placement by New WesternZagros of up to 5 million New WesternZagros Shares at a price of Cdn$2.50 per share substantially on the terms described in the information circular of Western accompanying the notice of this meeting, be, and the same is, hereby approved and authorized."

        In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Western Shareholders who vote in person or by proxy at the Meeting. For this purpose, Western Shares held, directly or indirectly, or over which control or direction is exercised, by any Person who will participate in the New WesternZagros Private Placement or their associates or affiliates will be excluded. The persons named in the enclosed form of proxy, if named as proxy, intend to vote FOR the approval of the New WesternZagros Private Placement.

        Participation in the New WesternZagros Private Placement has been or will be offered to certain individuals who would become key employees of New WesternZagros following the completion of the Arrangement as a material inducement to their acceptance of employment with New WesternZagros. New WesternZagros' success will depend in large measure on such key individuals. Failure to obtain the requisite shareholder or regulatory approval of the New WesternZagros Private Placement may result in such key individuals not agreeing to become employees of New WesternZagros. The inability to obtain the services of such key personnel could have a material adverse effect on New WesternZagros.

SELECTED FINANCIAL INFORMATION

Selected Historical Consolidated Financial Information of Marathon

        Set forth below is a summary of certain selected consolidated financial information with respect to Marathon for the periods indicated. The selected historical financial information of Marathon and its subsidiaries as of and for the fiscal years ended December 31, 2006, 2005 and 2004 has been derived from Marathon's historical audited consolidated financial statements. The selected historical financial information as of and for the six months ended June 30, 2007 and 2006 has been derived from Marathon's unaudited interim consolidated financial statements for the periods ended June 30, 2007 and 2006, respectively. The Marathon audited annual consolidated financial statements and Marathon's unaudited consolidated interim financial statements from which this selected historical financial information is derived were prepared in accordance with U.S. GAAP. This selected historical financial information should be read in conjunction with Marathon's audited annual consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and Marathon's unaudited interim consolidated financial statements for the six months ended June 30, 2007 and 2006 which form part of this Information Circular and are included on the accompanying CD-ROM.

        On April 25, 2007, the Marathon Board of Directors declared a two-for-one split of the shares of Marathon Common Stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to Marathon Shareholders of record at the close of business on May 23, 2007. Marathon Shareholders received one additional share of Marathon Common Stock for each share of Marathon Common Stock held as of the close of business on the record date. The per share information below has been restated to reflect the stock split.

	Six Months Ended June 30		Years Ended December 31
	2007	2006	2006	2005	2004
	(In millions of US$, except per share data)
Statement of Income Information:
Revenues(2)	$29,605	$34,597	$64,896	$62,986	$49,465
Income from continuing operations	2,259	2,255	4,957	3,006	1,294
Net income	2,267	2,532	5,234	3,032	1,261
Basic per share data:
Income from continuing operations	$3.29	$3.11	$6.92	$4.22	$1.92
Net income	$3.30	$3.49	$7.31	$4.26	$1.87
Diluted per share data:
Income from continuing operations	$3.27	$3.08	$6.87	$4.19	$1.91
Net income	$3.28	$3.46	$7.25	$4.22	$1.86
Statement of Cash Flows Information:
Capital expenditures from continuing operations	$1,699	$1,308	$3,433	$2,796	$2,141
Dividends paid	302	265	547	436	348
Dividends paid per share	$0.44	$0.36	$0.76	$0.60	$0.51
Balance Sheet Information as of period end:
Total assets	$33,605	$30,450	$30,831	$28,498	$23,423
Total long-term debt, including capitalized leases	4,237	3,224	3,061	3,698	4,057

Notes:

(1)
On June 30, 2005, Marathon acquired the 38% ownership interest in Marathon Petroleum Company LLC previously held by Ashland Inc., making it wholly-owned by Marathon.

(2)
Effective April 1, 2006, Marathon changed its accounting for matching buy/sell transactions. This change had no effect on income from continuing operations or net income, but the revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

Selected Historical Consolidated Financial Information of Western

        Set forth below is a summary of certain selected consolidated financial information with respect to Western as at the dates and for the periods indicated. The selected historical financial information of Western and its subsidiaries as at and for the fiscal years ended December 31, 2006, 2005 and 2004 has been derived from historical audited financial statements. The selected historical financial information for the six months ended June 30, 2007 and 2006 has been derived from the Western unaudited interim financial statements for the periods ended June 30, 2007 and 2006, respectively. Western's audited annual financial statements and Western's unaudited interim financial statements from which this selected historical financial information is derived were prepared in accordance with Canadian GAAP. This selected historical financial information should be read in conjunction with the Western audited annual financial statements for the years ended December 31, 2006, 2005 and 2004 and the Western unaudited interim financial statements for the six months ended June 30, 2007 and 2006 which form part of this Information Circular and are included on the accompanying CD-ROM.

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005	2004
	(In thousands of Cdn$, except per share data)
Production (bbls/d)	31,484	20,714	27,500	31,994	27,108
Realized Crude Oil Sales Price(1)(2)	61.65	59.56	60.51	49.91	34.60
Operating Expense per Processed Barrel(1)	24.49	40.24	28.38	22.06	21.17
Net Revenue	366,579	234,881	630,038	591,396	320,985
Operating Expenses	139,507	153,417	286,325	250,389	212,993
EBITDAX(1)(3)	179,512	53,901	276,916	307,008	87,587
Cash Flow from Operations(1)(4)	145,728	26,887	228,449	244,231	23,044
Cash Flow per Share — Basic(1)(6)	0.90	0.17	1.42	1.52	0.15
Net Earnings	119,114	(47,795)	63,370	149,449	19,452
Net Earning per Share — Basic	0.74	(0.30)	0.39	0.93	0.12
Net Earning per Share — Diluted	0.73	(0.30)	0.39	0.92	0.12
Capital Expenditures, net of Insurance Proceeds	326,963	91,159	301,273	46,833	39,968
Total Assets	2,059,200	1,521,225	1,794,159	1,590,520	1,470,870
Total Long-term Financial Liabilities(5)	736,101	661,499	723,174	706,880	716,094

Notes:

(1)
A discussion of Non-GAAP financial measures is set forth in the management's discussion and analysis for the six months ended June 30, 2007 and the year ended December 31, 2006 which are included on the accompanying CD-ROM.

(2)
The realized crude oil sales price is the revenue derived from the sale of Western's share of the AOSP's synthetic crude oil, net of the risk management activities, divided by corresponding volume.

(3)
Earnings before interest, taxes, depreciation, amortization, stock-based compensation, accretion on asset retirement obligation, risk management and foreign exchange. Please refer to Western's management's discussion and analysis for the six months ended June 30, 2007 and the year ended December 31, 2006 which are included on the accompanying CD-ROM.

(4)
Cash flow from operations is expressed before changes in non-cash working capital.

(5)
Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.

(6)
Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

Selected Consolidated Pro Forma Financial Information of New WesternZagros

        Set forth below is a summary of certain selected consolidated pro forma financial information with respect to New WesternZagros for the period indicated after giving effect to the proposed Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement as to subscriptions committed to date. The selected pro forma financial information of New WesternZagros and its subsidiaries has been derived from the New WesternZagros pro forma financial statements set out in Appendix G to this Information Circular. The New WesternZagros pro forma financial statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and assumptions described in the notes to New WesternZagros' pro forma financial statements. The New WesternZagros pro forma financial statements are not necessarily indicative of what the actual results of operations or financial position of New WesternZagros would have been if the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement had in fact occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of New WesternZagros for any future periods or as of any date.

Six Months Ended June 30, 2007
(In thousands of US$)
Net Loss	5,923
Net loss per share	0.03
Total Assets	124,772
Total liabilities	1,695

INFORMATION CONCERNING MARATHON

        The information concerning Marathon and its subsidiaries contained in this Information Circular, including the appendices and the documents on the accompanying CD-ROM, has been taken from or is based upon publicly available documents and records on file with the SEC, the NYSE and other public sources or has been provided by Marathon for inclusion in this Information Circular. Although Western has no knowledge that any statement contained herein taken from, or based on, such information and records or information provided by Marathon are untrue or incomplete, Western assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by Marathon to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Western.

General

        Marathon was originally organized in 2001 as USX HoldCo, Inc., a wholly-owned subsidiary of the former USX Corporation. As a result of a reorganization completed in July 2001, USX HoldCo, Inc. (i) became the parent entity of the consolidated enterprise (the former USX Corporation was merged into a subsidiary of USX HoldCo, Inc.) and (ii) changed its name to USX Corporation. In connection with the transaction described in the next paragraph (the "Separation"), USX Corporation changed its name to Marathon Oil Corporation.

        Before December 31, 2001, Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of its energy business, and USX-U.S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of its steel business. On December 31, 2001, Marathon disposed of its steel business through a tax-free distribution of the common stock of its wholly-owned subsidiary United States Steel Corporation ("United States Steel") to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis.

        In connection with the Separation, Marathon's certificate of incorporation was amended on December 31, 2001 and, since that date, Marathon has had only one class of common stock authorized. See "Marathon Capital Stock".

        Marathon's principal executive offices are located at 5555 San Felipe Road, Houston, Texas 77056-2723.

Segment and Geographic Information

        Marathon's operations consist of three operating segments: (i) Exploration and Production ("E&P") — the exploration for, production and marketing of crude oil and natural gas on a worldwide basis; (ii) Refining, Marketing and Transportation ("RM&T") — the refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and (iii) Integrated Gas ("IG") — the marketing and transportation of products manufactured from natural gas, such as liquefied natural gas ("LNG") and methanol, on a worldwide basis, and the development of other projects to link stranded natural gas resources with key demand areas.

Exploration and Production

        Marathon conducts exploration, development and production activities in 10 countries, with a focus on international growth while continuing to maintain its position in the United States. Principal exploration activities during the year ended December 31, 2006 were in the United States, Norway, Angola and Indonesia. Principal development and production activities during the year ended December 31, 2006 were in the United States, the United Kingdom, Norway, Equatorial Guinea and Libya.

        Marathon's 2006 worldwide net liquid hydrocarbon sales from continuing operations averaged 223 Mbpd, an increase of 36% from 2005 levels. Marathon's 2006 worldwide net natural gas sales, including natural gas acquired for injection and subsequent resale, averaged 847 MMcf/d, a decrease of nine percent compared to 2005. In total, Marathon's 2006 worldwide net sales from continuing operations averaged 365 Mboe/d, compared to 319 Mboe/d in 2005.

Refining, Marketing and Transportation

        Marathon's RM&T operations are primarily conducted by Marathon Petroleum Company LLC and its subsidiaries, including its wholly-owned subsidiaries Speedway SuperAmerica LLC ("SSA") and Marathon Pipe Line LLC.

Refining

        Marathon owns and operates seven refineries with an aggregate refining capacity of 974 Mbpd of crude oil. During 2006, Marathon's refineries processed 980 Mbpd of crude oil and 234 Mbpd of other charge and blend stocks for a crude oil capacity utilization rate of 101%.

        Marathon's refineries include crude oil atmospheric and vacuum distillation, fluid catalytic cracking, catalytic reforming, desulphurization and sulphur recovery units. The refineries can process a wide variety of crude oils and produce typical refinery products, including reformulated and low sulphur gasolines and ultra-low sulphur diesel fuel. Marathon also produces asphalt cements, polymerized asphalt, asphalt emulsions and industrial asphalts. Marathon manufactures petroleum pitch, primarily used in the graphite electrode, clay target and refractory industries. Additionally, Marathon manufactures aromatics, aliphatic hydrocarbons, cumene, base lube oil, polymer grade propylene, maleic anhydride and slack wax.

        Marathon's refineries are integrated via pipelines, terminals and barges to maximize operating efficiency. The transportation links that connect Marathon's refineries allow the movement of intermediate products to optimize operations and the production of higher margin products. By shipping intermediate products between facilities during partial refinery shutdowns, Marathon is able to utilize processing capacity that is not directly affected by the shutdown work.

Marketing

        Marathon is a supplier of gasoline and distillates to resellers and consumers within its market area in the Midwest, upper Great Plains and southeastern United States. In 2006, Marathon's refined product sales volumes (excluding matching buy/sell transactions) totalled 21.5 billion gallons, or 1.401 MMbpd. The average sales price of Marathon's refined products in aggregate was US$77.76 per barrel for 2006.

        Marathon's retail marketing strategy is focused on SSA's Midwest operations, which sell gasoline, diesel fuel and convenience store merchandise and services primarily under the brand names "Speedway" and "SuperAmerica", additional growth of the Marathon brand and continued growth for Pilot Travel Centers LLC, in which Marathon owns a 50% interest and which is the largest operator of travel centres in the United States, offering diesel fuel, gasoline and a variety of other services.

Supply and Transportation

        Marathon obtains most of the crude oil it refines from negotiated contracts and purchases or exchanges on the spot market. In 2006, U.S. sourced crude oil averaged 470 Mbpd, or 48% of the crude oil processed at Marathon's refineries, including a net 14 Mbpd from Marathon's production operations. In

2006, Canada was the source for 13%, or 130 Mbpd of crude oil processed and other foreign sources supplied 39%, or 380 Mbpd, of the crude oil processed by Marathon's refineries, including 198 Mbpd from the Middle East. This crude oil was acquired from various foreign national oil companies, producing companies and trading companies.

        Marathon operates a system of pipelines, terminals and barges to provide crude oil to its refineries and refined products to its marketing areas. At December 31, 2006, Marathon owned, leased, operated or held equity method investments in 68 miles of crude oil gathering lines, 3,718 miles of crude oil trunk lines and 3,855 miles of refined product trunk lines.

        As of December 31, 2006, Marathon owned and operated 87 light product and asphalt terminals strategically located throughout the Midwest, upper Great Plains and southeastern United States. These facilities are supplied by a combination of pipelines, barges, rail cars and trucks. Marathon's marine transportation operations at December 31, 2006 included towboats (15 owned) and barges (180 owned, four leased) that transport refined products on the Ohio, Mississippi and Illinois rivers, their tributaries and the Intercoastal Waterway. Marathon leases and owns over 2,000 rail cars of various sizes and capacities for movement and storage of petroleum products and over 100 tractors and tank trailers.

Ethanol Production

        In 2006, Marathon signed a definitive agreement forming a 50/50 joint venture that will construct and operate one or more ethanol production plants. Marathon's partner in the joint venture will provide the day-to-day management of the plants, as well as grain procurement, distillers dried grain marketing and ethanol management services. This venture will enable Marathon to maintain the reliability of a portion of Marathon's future ethanol supplies. Together with Marathon's partner, Marathon selected the venture's initial plant site, Greenville, Ohio, and construction has commenced on a 110 million gallon per year ethanol facility. The facility is expected to be operational as soon as the first quarter of 2008.

        The above discussion of ethanol production includes forward-looking statements concerning the expected operational date of an ethanol facility. Some factors that could affect the ethanol plant construction include necessary government and third-party approvals, transportation logistics, availability of materials and labour, unforeseen hazards such as weather conditions and other risks customarily associated with construction projects. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Integrated Gas

        Marathon's integrated gas operations include natural gas liquefaction and regasification operations, methanol operations, and certain other gas processing facilities. Also included in the financial results of the Integrated Gas segment are the costs associated with ongoing development of certain projects to link stranded natural gas resources with key demand areas.

        The foregoing information about Marathon and its business segments is a general summary only and is not intended to be comprehensive. For additional information about Marathon and its business segments you should refer to the information described under "Marathon Documents Incorporated by Reference" below.

Recent Developments

Operational and Corporate Highlights

        During the first six months of 2007, Marathon:

  •
  announced the results of the Droshky discovery and two appraisal sidetrack wells in the Gulf of Mexico;

  •
  announced six exploration discoveries in deepwater Angola;

  •
  signed an agreement to carry out a study of the Dnieper-Donets Basin located in north central Ukraine;

  •
  continued to progress the Neptune development in deepwater Gulf of Mexico and the Alvheim/Vilje project in Norway;

  •
  commenced construction of the Garyville, Louisiana, refinery expansion;

  •
  set records for refinery crude and total throughputs for the first six months of the year;

  •
  continued construction of the 110 million gallon per year joint venture ethanol facility in Greenville, Ohio;

  •
  commenced production at the Equatorial Guinea LNG production facility and delivered three shipments of LNG;

  •
  repurchased 15 million shares of Marathon Common Stock, bringing total stock repurchases to date to 57 million shares of Marathon Common Stock at a cost of US$2.474 billion;

  •
  increased its quarterly dividend per share of Marathon Common Stock by 20%; and

  •
  completed a two-for-one split of the shares of Marathon Common Stock.

Exploration and Production

        Net liquid hydrocarbon and natural gas sales during the second quarter and first six months of 2007 averaged 338 and 339 Mboe/d.

        During the first six months of 2007, Marathon announced the Droshky discovery well and the results of two appraisal sidetrack wells. The discovery is located on Green Canyon Block 244 in the Gulf of Mexico (previously named Troika Deep). The timing of initial production from Droshky will be dependent upon delivery of key equipment (i.e., drilling rig and subsea equipment) and regulatory approvals, but could be as early as 2010. Marathon holds a 100% working interest in the Droshky discovery.

        During the first six months of 2007, Marathon also announced six exploration successes in deepwater Angola. The Caril, Manjericao, Cominhos and Louro discovery wells are located on Block 32, where Marathon holds a 30% outside-operated interest. The Miranda and Cordelia discovery wells are located on Block 31, where Marathon holds a 10% outside-operated interest. These discoveries move both deepwater Angola blocks closer toward the establishment of commercial developments. Marathon had three dry wells in deepwater Angola during the second quarter of 2007 and participated in two additional wells that have reached total depth, the results of which will be announced upon approval of the Angola government and Marathon's partners.

        The Neptune development in the Gulf of Mexico continues to progress. The mini-tension leg platform hull was installed and topside facilities were set in June 2007. Subsea equipment installation, connection of surface equipment on the platform and facility commissioning are in progress. First production is anticipated by early 2008.

        In Norway, the commissioning of the Alvheim floating production, storage and offloading ("FPSO") vessel continues. Difficult market conditions for skilled labour and additional work to bring the FPSO into compliance with Norwegian codes and regulations and to fully integrate the existing ship systems with the new topside facilities has delayed expected first production to the fourth quarter of 2007. These factors, together with additional drilling activity, have contributed to increased costs for the project.

        Marathon now expects 2007 production available for sale to be between 350 and 375 Mboe/d, excluding the impact of acquisitions and dispositions, due to the delay in first production from the Alvheim/Vilje development. Previously Marathon had expected production available for sale in 2007 to be between 390 and 425 Mboe/d. Sales volumes may vary from production available for sale due to the timing of liquid hydrocarbon liftings and natural gas sales.

        The above discussion includes forward-looking statements with respect to the possibility of developing the Droshky discovery in the Gulf of Mexico and Blocks 31 and 32 offshore Angola, the Neptune and the Alvheim/Vilje development projects and the timing and levels of Marathon's worldwide liquid hydrocarbon, natural gas and condensate production available for sale. Some factors that could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. Except for the Alvheim/Vilje and Neptune developments, the foregoing forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals and permits. The possible development of Blocks 31 and 32 could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. Worldwide production available for sale could also be affected by the occurrence of acquisitions or dispositions of oil and gas properties. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Refining, Marketing and Transportation

        In the second quarter and first six months of 2007, Marathon's total refinery throughput was 3% and four percent higher than the same periods of 2006. Crude oil throughput was 3% and 5% higher in these periods and Marathon expects crude oil throughput for the full year 2007 to exceed the record level set in 2006. Marathon's refining and wholesale marketing gross margin averaged US$39.25 cents per gallon in the second quarter of 2007 compared to US$29.78 cents per gallon in the second quarter of 2006. This margin improvement was consistent with the relevant market indicators in the Midwest and Gulf Coast markets. The increase in Marathon's refining and wholesale marketing gross margin for the first six months of 2007 was also impacted by the change in accounting for matching buy/sell arrangements effective April 1, 2006, as the sales volumes recognized in the first six months of 2007 were less than the volumes that would have been recognized under previous accounting practices. Marathon's ethanol blending program increased to 40 Mbpd in the second quarter of 2007 from 35 Mbpd in the second quarter of 2006. The future expansion or contraction of Marathon's ethanol blending program will be driven by the economics of the ethanol supply and government regulations.

        SSA increased same store merchandise sales 3% and same store gasoline sales volumes 1% when compared to the second quarter of 2006. In addition, SSA's gasoline and distillates gross margin per gallon and merchandise gross margin were stronger in the second quarter and first six months of 2007 than in the comparable periods of 2006.

        Construction of the Garyville, Louisiana, refinery commenced on schedule in early March 2007. Construction crews are clearing the site and driving piles that will be used to support the foundation for the equipment that will be constructed at this site over the next two years.

        The above discussion includes forward-looking statements with respect to projections of crude oil throughput and ethanol blending that could be affected by planned and unplanned refinery maintenance projects, the levels of refining margins, other operating considerations and government regulations. The above discussion also contains forward-looking information with respect to the Garyville expansion project. Factors that could affect that project include crude oil supply, transportation logistics, availability of material and labour, unforeseen hazards such as weather conditions, necessary government and third party approvals, and other risks customarily associated with construction projects. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Integrated Gas

        The LNG production facility in Equatorial Guinea, in which Marathon holds a 60% interest through its holdings in Equatorial Guinea LNG Holdings Limited ("EGHoldings"), was completed and delivered its first cargo of LNG in May 2007. A total of three cargos were delivered during the second quarter of 2007. As scheduled, the production facility was shutdown in June 2007 for a performance test which confirmed the facility's capacity of 3.7 million metric tonnes per annum. The facility was shut down again in July for commissioning maintenance and has since returned its processing levels to full capacity.

        Once the LNG production facility commenced its primary operations and began to generate revenue in May 2007, EGHoldings was no longer a variable interest entity. Effective May 1, 2007, Marathon no longer consolidates EGHoldings, despite the fact that Marathon holds majority ownership, because the minority shareholders have rights limiting Marathon's ability to exercise control over the entity. Marathon's investment in EGHoldings is accounted for prospectively using the equity method of accounting.

        Together with its project partners, Marathon has completed those portions of the front-end engineering and design for a potential second LNG production facility on Bioko Island, Equatorial Guinea that are required to support the near-term efforts for this project. Marathon expects a final investment decision in 2008.

        The above discussion contains forward-looking statements with respect to the possible expansion of the LNG production facility. Factors that could potentially affect the possible expansion of the facility and the development of additional LNG capacity through additional projects include partner approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Capital, Investment and Exploration Budget

        Marathon increased its capital, investment and exploration budget for 2007, excluding major acquisitions, from US$4.242 billion to US$4.683 billion, which includes budgeted capital expenditures of US$4.295 billion. Total E&P spending is now projected to be US$2.614 billion, an increase of US$383 million. This increase is approximately evenly divided between an increase in the cost of the Alvheim/Vilje development and general inflationary pressures. RM&T spending is expected to increase by US$202 million to US$1.666 billion, largely due to acceleration of certain aspects of the Garyville refinery expansion, while the projected total cost for the Garyville expansion remains unchanged at US$3.2 billion. Integrated gas spending is now expected to be US$209 million less than the original estimate of US$331 million, reflecting EGHoldings being accounted for under the equity method upon start of production. Capitalized interest and corporate spending is expected to be US$65 million higher than originally anticipated as a result of the delay of the Alvheim/Vilje project.

        The forward-looking statements about Marathon's capital, investment and exploration budget are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond Marathon's control and are difficult to predict. Some factors that could cause actual results to differ materially include prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to the shortage of skilled labour and unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

Corporate Matters

        On April 25, 2007, Marathon's Board of Directors declared a two-for-one split of the shares of Marathon Common Stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to Marathon Shareholders of record at the close of business on May 23, 2007. Marathon Shareholders received one additional share of Marathon Common Stock for each share of Marathon Common Stock held as of the close of business on the record date.

Dividend Policy

        The Marathon Board of Directors intends to declare and pay dividends on Marathon Shares based on the financial condition and results of operations of Marathon, although it has no obligation under Delaware law or its restated certificate of incorporation to do so. In determining its dividend policy with respect to Marathon Shares, the Marathon Board of Directors will rely on the consolidated financial statements of Marathon. Dividends on Marathon Shares are limited to legally available funds of Marathon. See also "Marathon Capital Stock".

Marathon Documents Incorporated in the Information Circular

        The following documents, each of which has been filed with the SEC and is included on the CD-ROM which accompanies this Information Circular form an integral part of this Information Circular:

1.
Marathon annual report on Form 10-K for the year ended December 31, 2006 (including management's discussion and analysis);

2.
Marathon quarterly report on Form 10-Q for the quarter ended June 30, 2007;

3.
Marathon 2007 proxy statement dated March 13, 2007 with respect to the annual meeting of shareholders held on April 25, 2007;

4.
Marathon current report on Form 8-K filed September 7, 2007;

5.
Marathon current report on Form 8-K filed August 3, 2007;

6.
Marathon current report on Form 8-K filed May 30, 2007;

7.
Marathon current report on Form 8-K filed May 14, 2007;

8.
Marathon current report on Form 8-K filed April 25, 2007;

9.
Marathon current report on Form 8-K filed March 6, 2007;

10.
Marathon current report on Form 8-K filed February 1, 2007 (Items 5.02 and 8.01 only); and

11.
Marathon registration statement on Form 8-A/A filed on July 17, 2007.

        The consolidated financial statements included in Marathon's annual report on Form 10-K for the year ended December 31, 2006 do not reflect the two-for-one split of Marathon Common Stock which was effected in the form of a stock dividend distributed on June 18, 2007 to Marathon Shareholders of record at the close of business on May 23, 2007. The consolidated financial statements included in Marathon's current report on Form 8-K filed September 7, 2007 have been retroactively adjusted to reflect the stock split for all periods presented.

        Any current reports on Form 8-K filed by Marathon with the SEC after the date of this Information Circular and prior to the Meeting and that contain information deemed to be filed with (and not merely furnished to) the SEC will be deemed to be incorporated by reference in this Information Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained in this Information Circular, or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Marathon Capital Stock

        The following summary of certain provisions of Marathon's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the restated certificate of incorporation and by-laws of Marathon and by the provisions of Applicable Law.

Authorized Capital

        Marathon's authorized capital stock consists of 1,100,000,000 shares of Marathon Common Stock and 26,000,000 shares of preferred stock, issuable in series. Each authorized share of Marathon Common Stock has a par value of US$1.00. The authorized shares of preferred stock have no par value. As of July 31, 2007, 681,102,025 shares of Marathon Common Stock were issued and outstanding and 54,601,091 shares of Marathon Common Stock were held as treasury shares. As of July 31, 2007, no shares of Marathon's preferred stock were issued and outstanding.

Marathon Common Stock

        Each share of Marathon Common Stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of Marathon Common Stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. The Marathon Board of Directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

        Holders of Marathon Common Stock will be entitled to dividends in such amounts and at such times as the Marathon Board of Directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on Marathon Common Stock will be paid at the discretion of the

Marathon Board of Directors after taking into account various factors, including: (i) Marathon's financial condition and performance; (ii) Marathon's cash needs and capital investment plans; (iii) Marathon's obligations to holders of any preferred stock it may issue; (iv) income tax consequences; and (v) the restrictions Delaware and other Applicable Laws then impose. In addition, the terms of the loan agreements, indentures and other agreements Marathon enters into from time to time may restrict the payment of cash dividends.

        If Marathon liquidates or dissolves its business, the holders of Marathon Shares will share rateably in all assets available for distribution to stockholders after Marathon's creditors are paid in full and the holders of all series of its outstanding preferred stock, if any, receive their liquidation preferences in full.

        Marathon Common Stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

        Shares of Marathon Common Stock are listed on the NYSE and the Chicago Stock Exchange and trade under the symbol "MRO".

Preferred Stock

        At the direction of the Marathon Board of Directors, without any action by the Marathon Shareholders, Marathon may issue one or more series of preferred stock from time to time. The Marathon Board of Directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

        The existence of undesignated preferred stock may enable the Marathon Board of Directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the Marathon Shareholders. For example, any preferred stock issued may rank prior to Marathon Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Marathon Common Stock. As a result, the issuance of shares of preferred stock may discourage bids for Marathon Common Stock or may otherwise adversely affect the market price of Marathon Common Stock or any existing preferred stock.

Special Voting Stock

        On or prior to the Effective Time, the Marathon Board of Directors, or a duly authorized committee thereof, shall designate and issue a series of preferred stock that will constitute the special voting stock to the Trustee to hold as trustee under the terms of the Voting and Exchange Trust Agreement to enable holders of Exchangeable Shares to exercise voting rights in Marathon, at any time and from time to time, equivalent to the voting rights that such holders of Exchangeable Shares would have been entitled to if they had exchanged their Exchangeable Shares for Marathon Common Stock at the applicable Exchange Ratio; provided, however, that no voting rights will be exercisable in respect of fractional entitlements to Marathon Shares. Except for the right to attend and vote at meetings of the Marathon Shareholders or in respect of written resolutions of such holders, the special voting stock will not confer upon the holder thereof any other rights. The special voting stock shall not be entitled to any distributions of any nature whatsoever from Marathon and will not be entitled to any rights upon liquidation, dissolution or winding up of Marathon. See "The Arrangement — Description of Exchangeable Shares".

Transfer Agent and Registrar

        National City Bank acts as transfer agent and registrar for Marathon Common Stock.

AcquisitionCo

        AcquisitionCo is an indirect subsidiary of Marathon incorporated under the ABCA on July 30, 2007 for the purpose of implementing the Arrangement. To date, AcquisitionCo has not carried on business except in connection with its role as a party to the Arrangement Agreement. AcquisitionCo's registered office address is 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

        The directors of AcquisitionCo are David E. Roberts, Jr., John H. Kousinioris and William S. Osler.

        Mr. Roberts, a resident of Houston, Texas, is the senior vice president of Business Development for Marathon. He joined Marathon in June 2006. Mr. Roberts previously served as executive vice president and managing director for BG Group with responsibility for Asia and the Middle East. Prior to joining BG, he served as advisor to the vice chairman of ChevronTexaco Corporation (now Chevron Corporation) from 2001 to 2003.

        Each of Mr. Kousinioris and Mr. Osler is a resident of Calgary, Alberta and a partner with the law firm Bennett Jones LLP, Canadian counsel to Marathon. Mr. Kousinioris and Mr. Osler have been lawyers at Bennett Jones LLP since 1998 and 1997, respectively.

        Each of the directors of AcqusitionCo will serve in such capacity until the date of the next annual meeting of the holders of the common shares of AcquisitionCo or until his successor is duly elected or appointed, in each case unless such director's office is vacated prior to the next meeting of holders of the common shares of AcquisitionCo. Each of the directors of AcquisitionCo is a member of the audit committee of the AcquisitionCo Board of Directors.

        The officers of AcquisitionCo are David E. Roberts, Jr., President, and Richard L. Horstman, Vice-President and Secretary of Houston, Texas. Each of these persons is an employee of Marathon or its affiliates. Mr. Horstman is Assistant General Counsel of Marathon, where he has been employed for over 29 years.

AcquisitionCo Share Capital

        The following summary of certain provisions of AcquisitionCo's share capital does not purport to be complete and is subject to, and qualified in its entirety by, the articles and by-laws of AcquisitionCo and by the provisions of Applicable Law.

Authorized Capital

        The authorized capital of AcquisitionCo consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. The share capital of AcquisitionCo will be amended prior to the Effective Time to create the Exchangeable Shares.

  Common Shares

        As of September 14, 2007, there was one common share of AcquisitionCo issued and outstanding, which was held by Marathon International Oil Company (an indirect subsidiary of Marathon). The common share of AcquisitionCo will be transferred to CallCo prior to the Effective Date. The holders of common shares of AcquisitionCo are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common shares of AcquisitionCo. Subject to the prior rights of the holders of any shares ranking senior to the common shares of AcquisitionCo with respect to priority in the payment of dividends, the holders of common shares of AcquisitionCo are entitled to receive such dividends as may be declared by the board of directors of AcquisitionCo out of funds legally available for such dividends. Holders of common shares of AcquisitionCo are entitled upon any liquidation, dissolution or winding-up of AcquisitionCo, subject to the prior rights of holders of Exchangeable Shares or any other shares ranking senior to the AcquisitionCo common shares, to receive the remaining property and assets of AcquisitionCo.

  Preferred Shares

        The preferred shares of AcquisitionCo may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of AcquisitionCo. Subject to the provisions of the ABCA, the directors of AcquisitionCo may, by resolution, fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares. As of September 14, 2007, no preferred shares of AcquisitionCo were issued and outstanding.

  Special Preferred Share

        On or prior to the Effective Time, the board of directors of AcquisitionCo shall, by resolution, establish the first series of preferred shares of AcquisitionCo which shall be designated as "preferred shares, special series 1". There shall only be one preferred share, special series 1 (the "Special Preferred Share") authorized for issuance and such share shall be issued to a third party which shall not be affiliated with Marathon in consideration for services rendered.

        The Special Preferred Share shall not have any voting rights and the holder of the Special Preferred Share shall not be entitled to receive notice of or to attend any meetings of shareholders of AcquisitionCo, except as otherwise provided by the ABCA.

        For so long as the Special Preferred Share remains outstanding, the holder of the Special Preferred Share shall be entitled to receive, in priority to the common shares, the Exchangeable Shares and any other shares of AcquisitionCo ranking junior to or, in certain circumstances, on a parity with, the Special Preferred Share, when, as and if declared by the board of directors of AcquisitionCo out of funds of AcquisitionCo legally available for payment of dividends, cumulative cash dividends per share for each Accrual Period (as defined below) in an amount equal to the product of (i) a fraction, the numerator of which is the actual number of days in such Accrual Period and the denominator of which is the actual number of days in the relevant calendar year; (ii) a dividend rate of 5% per annum (the "Dividend Rate") and (iii) the redemption amount of US$65,000 for the Special Preferred Share (the "Redemption Amount"). Dividends on the Special Preferred Share shall be payable quarterly following each Accrual Period and shall be cumulative and shall accumulate (whether or not declared and whether or not AcquisitionCo has funds legally available for the payment of dividends), on a daily basis, without interest, at the Dividend Rate from, but excluding, the last day of the previous Accrual Period for which dividends have been paid, except that the first dividend shall accrue, without interest, from, and including, the date of initial issuance of the Special Preferred Share. Additional dividends shall accrue with respect to any dividends not paid on any dividend payment date for an Accrual Period and such additional dividends shall accrue whether or not declared at the Dividend Rate, compounded quarterly. "Accrual Period" means the period beginning on, and including, the date of initial issuance of the Special Preferred Share and ending on, and including, December 31, 2007, and each successive three-month period beginning on, and including, a Quarterly Date and ending on, but excluding, the next succeeding Quarterly Date. "Quarterly Date" means January 1, April 1, July 1 and October 1 of each year, commencing December 31, 2007.

        AcquisitionCo shall redeem, to the extent it has legally available funds therefor, the Special Preferred Share on December 31, 2012 (the "Redemption Date") at a redemption price per share equal to the Redemption Amount plus accrued and accumulated and unpaid dividends thereon to the Redemption Date.

        The Special Preferred Share shall rank prior to the common shares, the Exchangeable Shares and any other shares of AcquisitionCo ranking junior to the Special Preferred Share as to rights upon liquidation, dissolution or winding up of AcquisitionCo so that in the event of any liquidation, dissolution or winding up of AcquisitionCo, whether voluntary or involuntary, the holder of the Special Preferred Share shall be entitled to receive out of the assets of AcquisitionCo legally available for distribution to its shareholders, the Redemption Amount plus an amount equal to all dividends (whether or not declared) accrued and accumulated and unpaid on the Special Preferred Share to the date of payment, before any distribution of assets is made to holders of common shares, Exchangeable Shares or any other shares of AcquisitionCo that rank junior to the Special Preferred Share as to rights to distributions upon liquidation, dissolution or winding up.

  Exchangeable Shares

        See "The Arrangement — Description of Exchangeable Shares" for a summary of certain provisions of the Exchangeable Shares which will be created prior to the Effective Time.

Transfer Agent and Registrar

        The transfer agent and registrar for the Exchangeable Shares will be Valiant Trust Company (Calgary and Toronto). The trustee under the Voting and Exchange Trust Agreement is Valiant Trust Company.

CallCo

        CallCo is an indirect subsidiary of Marathon incorporated under the ABCA on September 13, 2007 for the purpose of implementing the Arrangement. To date, CallCo has not carried on business. CallCo's registered office address is 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

        The directors of CallCo are David E. Roberts, Jr. and John H. Kousinioris. Mr. Kousinioris is a partner with the law firm Bennett Jones LLP, Canadian counsel to Marathon.

        The officers of CallCo are David E. Roberts, Jr., President and Secretary, and Janet F. Clark, Vice-President. Each of these persons is an employee of Marathon or its affiliates.

CallCo Share Capital

        The following summary of certain provisions of CallCo's share capital does not purport to be complete and is subject to, and qualified in its entirety by, the articles and by-laws of CallCo and by the provisions of Applicable Law.

Authorized Capital

        The authorized capital of CallCo consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

  Common Shares

        As of September 14, 2007, there was one common share of CallCo issued and outstanding, which was held by Marathon Baja Holdings B.V. (an indirect subsidiary of Marathon). The holders of common shares of CallCo are entitled to receive notice of and to attend all meetings of shareholders and are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common shares of CallCo. Subject to the prior rights of the holders of any shares ranking senior to the common shares of CallCo with respect to priority in the payment of dividends, the holders of common shares of CallCo are entitled to receive such dividends as may be declared by the board of directors of CallCo out of funds legally available for such dividends. Holders of common shares of CallCo are entitled upon any liquidation, dissolution or winding-up of CallCo, subject to the prior rights of holders of shares ranking senior to the CallCo common shares, to receive the remaining property and assets of CallCo.

  Preferred Shares

        The preferred shares of CallCo may, at any time and from time to time, be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the directors of CallCo. Subject to the provisions of the ABCA, the directors of CallCo may, by resolution, fix from time to time before the issue thereof, the designation, rights, privileges, restrictions and conditions attaching to each series of preferred shares. As of September 14, 2007, no preferred shares of CallCo were issued and outstanding.

INFORMATION CONCERNING WESTERN

Corporate Structure

        Western Oil Sands Inc. was incorporated under the ABCA on June 18, 1999. Western amended its articles on July 27, 1999, October 6, 1999, November 30, 1999, December 22, 1999, December 8, 2000, March 14, 2001 and May 21, 2002 to change its name to Western Oil Sands Inc., to remove its private company restrictions, to amend its share capital to create a class of Non-voting Convertible Equity Shares (as defined below), to designate a series of Class D Preferred Shares and to fix the rights, privileges, restrictions and conditions attaching to such series and to increase the maximum number of directors permitted, respectively. On June 1, 2005, Western amended its articles to divide the issued and outstanding Class A shares on a three for one basis, such that each outstanding Class A share resulted in three outstanding Class A shares.

        Western's material wholly-owned subsidiaries are 852006 Alberta Ltd. (which together with Western owns Western Oil Sands LP which holds a 20% undivided interest in the AOSP, WesternZagros, Western Oil International Holdings Limited and WesternZagros Limited.

        Western's head office is located at 2400 Ernst & Young Tower, 440 - 2nd Avenue S.W., Calgary, Alberta T2P 5E9 and its registered office is located at Suite 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Summary Description of Western's Business

        Western holds a 20% undivided ownership interest in the joint venture (the "Joint Venture") to exploit the recoverable bitumen resources found in certain oil sands deposits located in the Athabasca region of Alberta including at the Muskeg River Mine. The Muskeg River Mine is Western's only producing asset at this time. Shell Canada Energy ("Shell") and Chevron Canada Limited ("Chevron") hold the remaining 60% and 20% undivided ownership interests, respectively (Western, Shell and Chevron are collectively, the "Joint Venture Owners"). The Muskeg River Mine is located in northern Alberta approximately 70 kilometres north of Fort McMurray, Alberta, abutting the Athabasca River and the integrated Scotford Upgrader is situated near Shell's existing refinery near Fort Saskatchewan, Alberta. The AOSP which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil.

        The Joint Venture's asset base has grown rapidly as all Joint Venture Owners have continued to acquire additional acreage in the Athabasca region which may be suitable for bitumen recovery either through surface mining or in-situ recovery techniques. In 2006, the Joint Venture Owners sanctioned Expansion 1, the first mining expansion of the AOSP on portions of Lease BT 31 and the east side of Lease 13. Early stage assessments are underway for subsequent mining expansions of the AOSP on other leases in which Western has the right to participate. Moreover, initial drilling programs were undertaken during the 2006/2007 winter drilling season with plans for additional core-hole drilling in subsequent years by both Western and Chevron on leases which may be conducive to in-situ development.

        Western is also actively pursuing research and development efforts to add value to existing assets; downstream initiatives to reduce exposure to heavy oil differentials and improve product mix; and identification and evaluation of opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential. For additional information relating to the Western's business, see the annual information form of Western for the year ended December 31, 2006 incorporated by reference in this Information Circular and included on the accompanying CD-ROM.

Recent Developments

        On August 22, 2007, Western announced its intention to participate in a feasibility study in respect of Expansion 2 of the AOSP. The study, proposed by Shell, is open to participation by all Joint Venture Owners for their proportionate share. The feasibility study will evaluate Expansion 2 to increase production from the Jackpine Mine on the east area of Lease 13 and the extension of that mine to adjacent leases. The first phase of the Jackpine Mine is currently under construction as part of the first 100,000 bbls/d expansion. The Expansion 2 study will evaluate a bitumen mining, recovery and blending project expected to produce approximately 100,000 bbls/d of dry bitumen which will then be blended with other lighter hydrocarbon materials to produce a marketable bitumen blend product. The bitumen is anticipated to be transported from the AOSP mine site via pipeline to the Scotford area for bitumen blending. Each Joint Venture Owner will then take its bitumen in kind for further downstream processing. The proposed scope of the Expansion 2 study includes seeking the regulatory approvals required for the Jackpine Mine expansion.

Western Documents Incorporated in the Information Circular

        The following documents filed by Western with the various securities commissions or similar authorities in each of the provinces of Canada, each of which is included on the CD-ROM which accompanies this Information Circular, are specifically incorporated by reference in and form an integral part of this Information Circular:

1.
Western annual information form for the year ended December 31, 2006;

2.
Western audited consolidated annual financial statements for the year ended December 31, 2006;

3.
Western audited consolidated financial statements for the year ended December 31, 2005;

4.
Western management's discussion and analysis for the year ended December 31, 2006;

5.
Western management's discussion and analysis for the year ended December 31, 2005;

6.
Western management proxy circular dated May 1, 2007 with respect to the annual general meeting of shareholders held on June 12, 2007;

7.
Western unaudited consolidated interim financial statements for the three and six months ended June 30, 2007;

8.
Western management's discussion and analysis for the three and six months ended June 30, 2007; and

9.
Western material change report dated August 9, 2007 with respect to the proposed Arrangement with Marathon.

        Any documents of the type referred to in the preceding paragraph (excluding confidential reports) filed by Western with a securities commission or any similar authority in Canada after the date of this Information Circular and prior to the Meeting will be deemed to be incorporated by reference in this Information Circular.

        Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference in this Information Circular will be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained in this Information Circular or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Information Circular modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Information Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Western Share Capital

        The authorized share capital of Western includes an unlimited number of Class A shares ("Common Shares" or "Western Shares"), an unlimited number of Non-voting Convertible Class B Equity Shares ("Non-voting Convertible Equity Shares"), an unlimited number of Class C Preferred Shares ("Class C Shares") and an unlimited number of Class D Preferred Shares, issuable in series ("Class D Shares").

        On September 14, 2007, 162,587,323 Common Shares, and no Non-voting Convertible Equity Shares, Class C Shares or Class D Shares were issued and outstanding.

        The following is a brief description of the attributes of Western's Common Shares, Non-voting Convertible Equity Shares, Class C Shares and Class D Shares.

Common Shares

        The holders of Common Shares are entitled, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to dividends if, as and when declared by the Western Board of Directors and to one vote per share at meetings of the holders of Common Shares and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Non-voting Convertible Equity Shares in the remaining assets of Western.

Non-voting Convertible Equity Shares

        The holders of Non-voting Convertible Equity Shares are entitled to dividends in parity with the Common Shares if, as and when declared by the Western Board of Directors and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Common Shares in the remaining assets of Western. Holders of Non-voting Convertible Shares are not entitled to receive notice of, attend or vote at any meetings of shareholders unless otherwise entitled pursuant to Applicable Laws.

        Each Non-voting Convertible Equity Share shall entitle the holder to acquire (subject to adjustment), at no additional cost, one Common Share at 4:30 p.m. (Calgary time) (the "Acquisition Expiry Time") on the earlier of: (i) five (5) business days following the date upon which a receipt for a prospectus (the "Qualifying Prospectus") to be filed by Western with respect to the distribution of the Common Shares upon conversion of the Non-voting Convertible Equity Shares has been issued by the last of the securities commissions or similar regulatory authorities in the Province of Alberta and such other provinces of Canada in which Western files such Qualifying Prospectus (based upon the residences of Canadian subscribers); and (ii) 12 months from the date of issuance of the Non-voting Convertible Equity Shares. Non-voting Convertible Equity Shares outstanding at the Acquisition Expiry Time shall be deemed to be converted by the holder, without any further action on the part of the holder, at the Acquisition Expiry Time. As at the date hereof, there are no outstanding securities of this class.

Class C Shares

        Western is authorized to make one issuance of Class C Shares. The holders of Class C Shares shall not be entitled to receive notice of, attend or vote at any meetings of the Western Shareholders unless otherwise entitled pursuant to applicable laws but shall be entitled to receive in respect of each calendar year, if, as and when declared by the Western Board of Directors, a non-cumulative preferential dividend in the amount (if any) declared by the Western Board of Directors. No dividends shall be declared or paid in any year on the Common Shares, Non-voting Convertible Equity Shares, Class D Shares or any other shares of Western ranking junior to the Class C Shares from time to time with respect to the payment of dividends, unless all dividends which shall have been declared and which remain unpaid on the Class C Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment. Upon liquidation, holders of Class C Shares shall be entitled to payment of an amount (subject to adjustment) equal to the amount or value of the consideration paid for such shares (the "Redemption Amount") in priority to the Common Shares, the Non-voting Convertible Equity Shares, the Class D Shares and any other shares ranking junior to the Class C Shares from time to time. The Class C Shares are redeemable by Western or the holders of Class C for the Redemption Amount. As at the date hereof, there are no outstanding securities of this class.

Class D Shares

        The Class D Shares are entitled to receive notice of, attend and vote at any meetings of shareholders and are convertible into Common Shares, prior to redemption, on a one-for-one basis. The Class D Shares are redeemable by Western at a price equal to their issue price plus a cumulative dividend of 12% per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per annum. As at the date hereof, there are no outstanding Class D Shares.

Dividend Policy

        No dividends have been paid on any shares of Western since the date of its incorporation. Western currently intends to retain its earnings to finance the growth and development of its business and therefore it is not expected that dividends will be paid on the Common Shares in the immediate or foreseeable future. In addition, the credit agreement governing Western's bank facilities and the note indenture governing Western's US$450 million senior secured 8.375% notes contain restrictions on Western's ability to pay dividends or distributions of any kind.

Western Shareholder Rights Plan

        The Western Board of Directors adopted the Western Rights Plan in 1999. The shareholders of Western approved a resolution to confirm the adoption of the Western Rights Plan on December 6, 1999 and approved a resolution on May 11, 2005 to make certain amendments to the Western Rights Plan and to continue the Western Rights Plan for an additional three years. The Western Rights Plan has the terms set out in a shareholder rights plan agreement (the "Rights Agreement") dated as of December 6, 1999 and amended and restated as of May 11, 2005 between Western and Valiant Trust Company, as rights agent. Valiant Trust Company replaced Montreal Trust Company of Canada as the original rights agent under the Rights Agreement effective December 5, 2001.

Summary of the Western Rights Plan

        The following is a summary of the principal terms of the Western Rights Plan.

Term

        The Western Rights Plan will be in effect until the termination of the annual meeting of the holders of Common Shares in 2008, unless earlier terminated in accordance with its provisions.

Issue of Rights

        One right (a "Right") was issued by Western pursuant to the Rights Agreement in respect of each Common Share of Western outstanding at the close of business on December 6, 1999 (the "Record Time"). One Right has been and will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) or the Expiration Time (as defined below). The initial exercise price of the Rights is Cdn$100 (the "Exercise Price"), subject to appropriate anti-dilution adjustments.

Rights Exercise Privilege

        The Rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a takeover bid that is not an acquisition pursuant to a takeover bid permitted by the Plan (a "Permitted Bid") or such later time as may be determined by the Western Board of Directors. Until the Separation Time, the Rights are not exercisable.

        Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Western Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the Common Shares is referred to as a "Flip-in Event". Following the occurrence of a Flip-in Event, the Rights (other than those held by the Acquiring Person) shall become exercisable in accordance with the terms of the Rights Agreement to purchase a number of Common Shares having a total market value of Cdn$200 on payment of Cdn$100 (i.e., at a 50% discount). Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by Western that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event.

        The issue of the Rights is not initially dilutive. Upon a Flip-in Event and the Separation Time occurring, reported earnings and cash flow per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a holder of Common Shares.

Certificates and Transferability

        Prior to the Separation Time, the Rights will be evidenced by the Common Share certificates and will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and trade separately from the Common Shares.

Waiver and Redemption

        The Western Board of Directors may, with prior approval of the Western Shareholders, prior to the occurrence of a Flip-in Event, waive the application of the Flip-in Event provisions to a transaction that would otherwise be subject to those provisions, if such Flip-in Event would occur by reason of an acquisition otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all of the Western Shareholders of record. A waiver in respect of a Flip-in Event occurring by reason of a take-over bid circular to all of the Western Shareholders of record does not require approval of the Western Shareholders, provided, however, that if such a waiver is granted, the Board of Directors will be deemed to have waived the application of the Flip-in Event provisions to any other take-over bid made by take-over bid circular to all of the Western Shareholders of record prior to the expiration of any takeover bid in respect of which a waiver is or is deemed to have been granted. The Western Board of Directors may also, in respect of any Flip-in Event, waive the application of the Flip-in Event provisions to such Flip-in Event, where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced its beneficial ownership of Common Shares such that at the time of waiver it is no longer an Acquiring Person.

        At any time prior to the occurrence of a Flip-in Event, the Western Board of Directors may, with prior approval of holders of Common Shares or of holders of Rights, redeem all, but not part, of the outstanding Rights at a redemption price of Cdn$0.00001 per Right, subject to appropriate adjustment in certain events. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Western Board of Directors has waived the application of the Flip-in Event provisions.

Western Board of Directors

        The Western Rights Plan does not detract from or lessen the duty of the Western Board of Directors to act honestly and in good faith with a view to the best interests of Western. The Western Board of Directors, when a takeover bid or similar offer is made, continues to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Supplement and Amendments

        The Western Board of Directors is authorized to make amendments to the Western Rights Plan to correct any clerical or typographical error or to maintain the validity of the Western Rights Plan as a result of changes in law or regulation. In addition, prior to the Separation Time the Western Board of Directors may supplement, amend, vary, rescind or delete any of the provisions of the Western Rights Plan, with the prior consent of the holders of the Common Shares, which consent shall be deemed to have been given by the affirmative vote of a majority of the votes cast by Independent Shareholders (as defined in the Western Rights Plan) present or represented at a meeting of holders of Common Shares. Such amendments may also be made by the Western Board of Directors, on or after the Separation Time with the prior consent of the holders of the Rights, which consent shall be deemed to have been given by the affirmative vote of a majority of the votes cast by the holders of Rights present or represented at a meeting of such holders. Amendments to the Western Rights Plan are subject to the receipt of applicable regulatory approvals, including the approval of the TSX.

Postponement of Separation Time and Termination of Western Rights Plan in connection with the Arrangement

        In connection with the Arrangement and the entering into of the Arrangement Agreement, Western has postponed any Separation Time in order to provide Western Shareholders with the opportunity to consider, and if deemed advisable, approve the Arrangement. Pursuant to the Plan of Arrangement, the Western Rights Plan will be terminated as of the Effective Time.

INFORMATION CONCERNING NEW WESTERNZAGROS

        New WesternZagros was incorporated for the sole purpose of participating in the Arrangement and has not carried on any active business other than in connection with the Arrangement and related matters. As at the date hereof, New WesternZagros does not have any subsidiaries.

        Immediately following the Effective Time, the Subsequent Transactions will be effected whereby: (i) additional WesternZagros Shares will be issued to Western for cash subscription proceeds of Cdn$81,533,877; (ii) all of the issued and outstanding WesternZagros Shares will be transferred to New WesternZagros in consideration for the issuance by New WesternZagros of New WesternZagros Preferred Shares; (iii) the New WesternZagros Preferred Shares will be redeemed or purchased for cancellation in consideration of the issuance of a demand non-interest bearing promissory note of New WesternZagros; (iv) the Class B Shares held by New WesternZagros at that time will be redeemed or purchased for cancellation in consideration of the cancellation of such New WesternZagros promissory note; and (v) the Class C Shares held by New WesternZagros at that time will be redeemed or purchased for cancellation in consideration of the payment by Western to New WesternZagros of Cdn$1,000,000.

        Following completion of the Subsequent Transactions, New WesternZagros and its subsidiaries will carry on the business currently carried on by WesternZagros and its subsidiaries.

        Following completion of the Arrangement and the Subsequent Transactions, New WesternZagros will, subject to the approval of Western Shareholders at the Meeting, complete the New WesternZagros Private Placement of up to 5 million New WesternZagros shares at a price of Cdn$2.50 per share for gross proceeds of up to Cdn$12.5 million. Certain persons have committed to participate in the New WesternZagros Private Placement as to approximately Cdn$9.4 million. In addition, certain persons have committed to exercise a portion of the New WesternZagros Warrants which will be owned or controlled by them, directly or indirectly, representing approximately Cdn$1.4 million or 3.4% of the New WesternZagros Shares to be issued upon exercise of the New WesternZagros Warrants which will be issued under the Arrangement.

        See Appendix G — Information Concerning New WesternZagros.

INFORMATION CONCERNING WESTERNZAGROS

        WesternZagros was incorporated on September 21, 2004 as a wholly-owned subsidiary of Western. WesternZagros is an international natural resources company formed for the purpose of engaging in the business of acquiring properties and exploring for, developing and producing crude oil and natural gas. A wholly-owned subsidiary of WesternZagros is party to an Exploration and Production Sharing Agreement with the Kurdistan Regional Government in respect of a 2,120 square kilometre exploration project area in the Kurdistan Region of Iraq.

        Assuming the Arrangement Agreement is approved at the Meeting, following the Effective Time and the completion of the Subsequent Transactions, New WesternZagros will own all of the issued and outstanding WesternZagros Shares and will carry on the business currently carried on by WesternZagros and its subsidiaries.

        For additional information relating to WesternZagros, see Western's annual information form for the year ended December 31, 2006 and Appendix G — Information Concerning New WesternZagros.

MARKET PRICES OF, AND DIVIDENDS ON, WESTERN SHARES AND MARATHON SHARES

Share Prices

        Western Shares are traded on the TSX. Marathon Shares are traded on the NYSE and the Chicago Stock Exchange. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices of the Western Shares on the TSX, expressed in Canadian dollars, and the high and low closing sales prices for Marathon Shares on the NYSE, expressed in U.S. dollars, in each case adjusted to reflect stock splits.

	Western Shares		Marathon Shares
	TSX		NYSE
	High	Low	High	Low
2005
First Quarter	Cdn$21.00	Cdn$13.22	US$24.38	US$17.87
Second Quarter	24.65	17.62	27.79	22.00
Third Quarter	32.50	24.79	35.42	27.35
Fourth Quarter	29.25	24.00	34.61	28.14
2006
First Quarter	38.07	29.74	39.08	32.62
Second Quarter	37.79	25.76	43.02	34.92
Third Quarter	31.49	24.90	46.10	35.37
Fourth Quarter	33.42	25.37	48.79	35.97
2007
First Quarter	35.50	27.72	51.28	41.72
Second Quarter	38.79	33.85	66.26	49.89
July	37.79	34.13	65.04	55.15
August	38.13	36.60	54.22	49.24
September 1 - 13	38.74	37.39	56.58	52.88

        On July 30, 2007, the last full trading day prior to the public announcement of the Arrangement, the closing sale price per Western Share as reported on the TSX was Cdn$34.13, and the closing sale price per Marathon Share, as reported on the NYSE, was US$57.00. On September 13, 2007, the last full trading day prior to the date of this Information Circular, the closing sale price per Western Share as reported on the TSX was Cdn$37.79, and the closing sale price per Marathon Share, as reported on the NYSE, was US$54.87. Because the market price of Marathon Shares is subject to fluctuation due to numerous market forces, the market value of Marathon Shares that holders of Western Shares will receive pursuant to the Arrangement or on the exchange of Exchangeable Shares may increase or decrease prior to the Effective Time. Western Shareholders are urged to obtain current market quotations for their Western Shares and Marathon Shares. Historical market prices are not indicative of future market prices.

Dividends Paid

        No dividends have been paid on any shares of Western since the date of its incorporation.

        The following table sets forth, for the calendar periods indicated, dividends paid per share on Marathon Shares, expressed in U.S. dollars, adjusted to reflect stock splits.

Marathon Shares
2005
First Quarter	$0.14
Second Quarter	0.14
Third Quarter	0.16
Fourth Quarter	0.16
2006
First Quarter	0.16
Second Quarter	0.20
Third Quarter	0.20
Fourth Quarter	0.20
2007
First Quarter	0.20
Second Quarter	0.24
Third Quarter	0.24

        For more information regarding dividends paid by Marathon, see "Information Concerning Marathon — Dividend Policy".

COMPARISON OF SHAREHOLDER RIGHTS

        If the Arrangement is consummated, holders of Western Shares will transfer their Western Shares to AcquisitionCo in consideration for cash, Marathon Shares and/or Exchangeable Shares. Holders of Exchangeable Shares will have the right to exchange or retract their Exchangeable Shares for Marathon Shares. Western is a corporation governed by Alberta law. Marathon is a corporation organized under Delaware law. Upon completion of the Arrangement, the rights of all former Western Shareholders who become holders of Marathon Shares will then be governed by the Marathon's articles and by-laws and the Delaware General Corporate Law ("DGCL"). In addition, until such time as the Exchangeable Shares are exchanged for Marathon Shares, holders of the Exchangeable Shares will be able to exercise essentially the same voting rights with respect to Marathon as they would had they exchanged their Exchangeable Shares for Marathon Shares.

        While the rights and privileges of shareholders of an Alberta corporation are, in many instances, comparable to those of stockholders of a Delaware corporation, there are certain differences. These differences arise from differences between Alberta and Delaware law, and between the Western articles of incorporation and by-laws and the Marathon restated certificate of incorporation and by-laws. The following is a summary of some of the most significant differences in shareholder rights between Western and Marathon.

        The following summary does not reflect any of the rules of the TSX or the NYSE that may apply to Western or Marathon in connection with the Arrangement. This summary is not intended to be complete and is qualified in its entirety by reference to the ABCA, the DGCL and the governing corporate instruments of Western and Marathon.

	Western Shareholder Rights	Marathon Stockholder Rights
Voting Rights

Holders of Western Shares are entitled to one vote per share. Under the ABCA, the vote of a majority of shares voted on any matter (including the election of directors) at a meeting of shareholders at which a quorum is present is the act of such shareholders on the matter, unless the vote of a greater number is required by law or by the articles of the corporation. Pursuant to the by-laws of Western, two Western Shareholders or proxyholders present in person and holding in person or by proxy not less than 5% of the shares entitled to vote at the meeting constitute a quorum at a meeting of Western Shareholders.

Under Alberta law, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.

Holders of Marathon Common Stock are entitled to one vote per share.

Holders of shares of Marathon Common Stock are not entitled to cumulative voting in the election of directors.

Marathon's by-laws provide that one-third of the voting power of the outstanding shares of stock entitled to vote generally at the meeting must be present in person or represented by proxy to constitute a quorum, unless a larger number is required by law.

Under the DGCL, unless otherwise provided in the corporation's certificate of incorporation, a written consent signed by holders of stock having sufficient votes to approve the matter at a meeting is effective to approve the matter.

Marathon's restated certificate of incorporation provides that any action by Marathon Shareholders must be taken at a meeting of the Marathon Shareholders, with prior notice and a vote, and no action may be taken by the written consent of the Marathon Shareholders.
Shareholders' Meetings
Under the ABCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held by such shareholders may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the ABCA for making such requisition, the directors of the corporation must call a meeting of shareholders. If the directors fail to call the meeting, the shareholders who made the requisition may call the meeting.

Under the ABCA, directors of a corporation are required to call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. A board of directors may call a special meeting at any time.

Notice of any meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting.
Marathon's by-laws provide that, in order to bring a matter before an annual meeting or to nominate a candidate for director, a stockholder must give notice of the proposed matter or nomination no earlier than 75 days and no later than 45 days before the first anniversary of the date on which the company first mailed its proxy materials for the preceding year's annual meeting. However, if the date of the annual meeting is more than 30 days before or after the date of the preceding year's annual meeting, the by-laws provide that notice must be delivered by the later of the 90th day before the annual meeting or the 10th day following the day on which the meeting date is publicly announced. Any such notice must contain prescribed information, as set forth in Marathon's by-laws.

Marathon's by-laws provide that, unless changed by the board of directors, the annual meeting of Marathon Shareholders shall be held at the office of Marathon's registered agent in the State of Delaware at 2:00 p.m. on the last Wednesday in April, unless that day is a legal holiday, in which case the meeting will be held the next Wednesday that is not a holiday. The board may change the time and place of the meeting if all legal requirements are met. Marathon's by-laws provide that notice of the meeting must be mailed to Marathon Shareholders at least 10 and no more than 60 days before the meeting.

A special meeting of holders of Marathon Common Stock may be called only by the board of directors.
Vote Required for Extraordinary Transactions

Under Alberta law, the approval of at least two-thirds of votes cast at a meeting (a "special resolution") is required for extraordinary corporate actions, including:

•  amalgamations (other than an amalgamation involving a wholly-owned subsidiary of the corporation);

•  the continuance of the corporation into another jurisdiction;

•  the sale, lease or exchange of all or substantially all of the property of a corporation;

•  liquidations and dissolutions; and

•  arrangements (if ordered by a court).

Alberta law may also require the separate approval by the holders of a class or series of shares for certain extraordinary corporate actions.

Under the DGCL, the affirmative vote of a majority of the outstanding Marathon Common Stock entitled to vote is required for:

•  mergers;

•  consolidations;

•  dissolutions; or

•  sales of substantially all of the assets of the corporation;

provided that, unless the corporation's certificate of incorporation requires otherwise, no vote is required where, either:

•  the corporation's certificate of incorporation is not amended, the shares of stock of the corporation become equivalent shares of the surviving corporation and the stock of the corporation issued in the merger does not exceed 20% of the previously outstanding stock; or

• the merger is with another corporation that owns 90% of the outstanding shares of each class of such corporation (provided certain other requirements are met).

Amendments to Governing Documents
Under Alberta law, the approval of at least two-thirds of the votes cast at a meeting is required to amend the articles of the corporation. Alberta law may also require the separate approval by the holders of a class or series of shares for certain amendments to governing documents.

The ABCA also requires the creation, amendment or repeal of by laws to be approved by a majority of the votes of the shareholders of the corporation at the next shareholder meeting.
Under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to a corporation's certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Marathon's restated certificate of incorporation does not require a greater vote.

If the amendment would (i) alter or change the powers, preferred or special rights of a class or series of the corporation's capital stock so as to affect them adversely, (ii) increase or decrease the aggregate number of authorized shares of any such class or series, or (iii) increase or decrease the par value of the shares of any such class or series, the DGCL also requires the approval of a majority of the shares of that class or series.

Under the DGCL, stockholders are given the power to adopt, alter and repeal a corporation's by-laws, provided that the corporation's certificate of incorporation may also provide such power to the board of directors.
Marathon's restated certificate of incorporation provides that:
• the Marathon Board of Directors may adopt, amend and repeal the by-laws; and

• the Marathon Shareholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by the affirmative vote of the majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting.
Marathon's by-laws contain a complementary provision to the same effect.
Dissenters' Rights

Under Alberta law, each of the matters listed below will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares:

•  an amendment to the corporation's articles
to add, change or remove any provisions restricting or constraining the issue or transfer of that class of shares;

•  an amendment to the corporation's articles to add, change or remove any restriction on the business or businesses that the corporation may carry on;

•  an amendment to the corporation's articles to add or remove an express statement establishing the unlimited liability of shareholders;

•  any amalgamation with another corporation (other than with certain affiliated corporations);

•  a continuance of the corporation under the laws of another jurisdiction; and

•  the sale, lease or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business.

A court may also permit shareholders to dissent in connection with an application to the court for an order approving an arrangement.

Alberta law provides these dissent rights for both listed and unlisted shares.

Under the DGCL, holders of shares of Marathon Common Stock may dissent, in some circumstances, from a merger or consolidation by demanding payment equal to the fair value of their shares. These rights of dissent and appraisal only apply in the event of a merger or consolidation and not in the case of a sale or transfer of assets or a purchase of assets for stock.

Under the DGCL, no dissent or appraisal rights are available if the shares are listed on a national securities exchange or are designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or are held of record by more than two thousand stockholders, unless the merger or consolidation converts the shares into something other than:

•  stock of the surviving corporation;

•  stock of another corporation that is either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

•  cash in lieu of fractional shares; or

• any combination of the above.

Oppression Remedy	Alberta law provides an oppression remedy that allows a "complainant" who is:	The DGCL does not provide for a similar remedy.
• a present or former shareholder;
• a present or former director or officer of the corporation or its affiliates; and
• any other person who in the discretion of the court is a proper person to make the application, to apply to court for relief where:
• any act or omission of the corporation or any of its affiliates effects a result;
• the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner; or
• the powers of the directors of the corporation or any of its affiliates are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of a shareholder, creditor, director or officer. Alberta law permits a court to make any interim or final orders it thinks fit to rectify the matters complained of in the application for relief.

Derivative Action

Under Alberta law, a "complainant" may bring an action in the name of and on behalf of a corporation or any of its affiliates, or intervene in an existing action to which the corporation is a party, if the complainant has given reasonable notice to the directors of the corporation and the complainant satisfies the court that:

•  the directors of the corporation will not bring, diligently prosecute or defend or discontinue the action;

•  the complainant is acting in good faith; and

•  it appears to be in the interest of the corporation that the action be brought, prosecuted, defended or discontinued.

In connection with any derivative action initiated by a complainant, the court may at any time make any order it thinks fit.

Under the DGCL, a stockholder may bring a derivative action in Delaware on behalf of, and for the benefit of, the corporation, provided that:

•  the stockholder must state in his complaint that he was a stockholder of the corporation at the time of the transaction that is the subject of the complaint; and

• the stockholder must first make demand on the corporation that it bring an action and the demand must be refused, unless it is shown that the demand would have been futile.
Director Qualifications
At least one quarter of the directors of a corporation governed by the ABCA must be resident Canadians. Alberta law also requires that a corporation whose securities are publicly traded must have not fewer than three directors, at least two of whom are not officers or employees of the corporation or any of its affiliates.
Marathon's by-laws provide that: (i) no director shall continue to serve on the Marathon Board of Directors beyond the last day of the month in which such director attains the age of 72, except that a former chief executive officer shall not continue to serve on the board beyond the last day of the month in which the age of 70 is attained; and (ii) any officer-director, other than a chief executive officer, shall retire from the board of directors at the time such officer-director ceases to be a principal officer of Marathon. Directors need not be stockholders.
Election of Directors
Under the ABCA, shareholders of a corporation shall at each succeeding annual meeting at which an election of directors is required elect directors to hold office for a term not later than the close of the next annual meeting of shareholders following the election.

The articles of Western also provide that the directors may, between annual meetings, appoint one or more additional directors of the corporation to serve until the next annual meeting, but the number of additional directors shall not at any time exceed one third of the number of directors who held office at the expiration of the last annual meeting of the corporation.
The Marathon Board of Directors was previously divided into three classes and elected for staggered terms. In accordance with an amendment to Marathon's restated certificate of incorporation approved by Marathon Shareholders at their 2006 annual meeting: (i) the five persons who were elected as directors at the 2007 annual meeting of Marathon Shareholders were elected to a term expiring at the 2008 annual meeting of Marathon Shareholders; (ii) the persons elected as directors at the 2008 annual meeting of Marathon Shareholders (including the directors elected at the 2007 annual meeting of Marathon Shareholders (or their successors), as well as the directors who had previously been elected to a three-year term expiring at the 2008 annual meeting of Marathon Shareholders (or their successors)) will be elected to a term expiring at the 2009 annual meeting of Marathon Shareholders; and (iii) the persons elected as directors at the 2009 annual meeting of Marathon Shareholders (including the directors elected at the 2008 annual meeting of Marathon Shareholders (or their successors), as well as the directors who had previously been elected to a three-year term expiring at the 2009 annual meeting of Marathon Shareholders (or their successors)), and at each annual meeting thereafter, will be elected for a term expiring at the next succeeding annual meeting of Marathon Shareholders.

Marathon's by-laws provide that, except as may otherwise be provided in Marathon's restated certificate of incorporation (which would be deemed to include any certificate of designations with respect to a class of preferred stock that may be designated), in an election of directors by the Marathon Shareholders at any meeting for the election of directors at which a quorum is present, each director shall be elected by the vote of a majority of the votes cast with respect to the director; provided, however, that the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at such meeting and entitled to vote on the election of directors if, in connection with such meeting: (i) Marathon shall have received a notice that a stockholder has nominated a person for election to the board of directors in compliance with the advance-notice requirements set forth in Marathon's by-laws; and (ii) such nomination shall not have been withdrawn by such holder on or prior to the day next preceding the date Marathon first mails its notice of meeting for such meeting to Marathon Shareholders. If directors are to be elected by a plurality of the votes cast pursuant to those provisions, Marathon Shareholders will not be provided the option to vote against any one or more of the nominees, but will only be provided the option to vote for one or more of the nominees or withhold their votes with respect to one or more of the nominees. For these purposes, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director.

Under Marathon's restated certificate of incorporation and by-laws, any vacancy in the Marathon Board of Directors would be filled by a successor elected by a majority of the Marathon directors then in office, even if less than a quorum. The successor would serve for the unexpired term of the director being replaced and until the election of a successor.

Removal of Directors	The shareholders of a corporation may by ordinary resolution at a special meeting remove any director or directors from office.
Under the DGCL and Marathon's by-laws, Marathon's directors may be removed, with or without cause, by the holders of a majority of the shares of Marathon Common Stock then entitled to vote at an election of directors.
Fiduciary Duties of Directors
Under Alberta law, directors have a duty of care and loyalty to the corporation. The duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duty of loyalty requires directors to act honestly and in good faith with a view to the best interests of the corporation.
Under the DGCL, directors have a duty of care and loyalty to the corporation and its stockholders. The duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty is the duty to act in good faith in a manner which the directors reasonably believe to be in the best interests of the stockholders.
Indemnification of Officers and Directors

Under Alberta law, except in respect of an action by or on behalf of a corporation to procure a judgment in its favour, a corporation may indemnify present and former directors and officers and their heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, provided that:

•  they acted honestly and in good faith with a view to the best interests of the corporation; and

•  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, they had reasonable grounds for believing that their conduct was lawful.

The ABCA also permits a corporation to advance funds to a person to defray the costs, charges and expenses of a proceeding to which indemnification may relate, provided that any such advances are repaid if the director or officer is not successful on the merits in their defence of the action or proceeding.

The Western by-laws provide for indemnification of directors and officers to the fullest extent authorized by Alberta law and Western has entered into indemnity agreements with its directors and officers.

The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses (including attorneys' fees) and, except in actions initiated by or in the right of the corporation, against all judgments, fines, and amounts paid in settlement of actions brought against them, provided that they:

•  acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation; and

•  in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In general, Marathon's by-laws provide that Marathon shall indemnify any person who was or is made or threatened to be made a party or is involved in a proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director, officer, employee or agent of Marathon or is or was serving at the request of Marathon as a director, officer, employee or agent of another entity against all expenses, liability and loss reasonably incurred by such person.

In accordance with the DGCL, Marathon's by-laws provide for the advance payment of an indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

Director Liability	Alberta law does not permit the limitation of a director's liability as Delaware law does.
Marathon's restated certificate of incorporation includes provisions eliminating the personal liability of directors for monetary damages for breach of any fiduciary duty as a director to the extent permitted under the DGCL. Those provisions protect Marathon directors against personal liability for monetary damages related to breaches of their fiduciary duty of care. Those provisions do not eliminate the director's duty of care, and they do not have any effect on the availability of equitable remedies, such as an injunction or rescission, based on a director's breach of his or her duty of care.
Dividends and Other Distributions
Under the ABCA, Western may pay dividends on the Western Shares unless there are reasonable grounds for believing that after such payment either:

•  Western is, or would after the payment be, unable to pay its liabilities as they become due; or

• the realizable value of Western's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.
The Marathon Board of Directors may declare dividends as they deem advisable and proper, subject to the rights of the holders of preferred stock that may be outstanding and other restrictions imposed by applicable law. Any dividends declared will be paid to the stockholders at a time fixed by the directors.
Anti-Takeover Provisions and Interested Stock- holder Transactions

Alberta law does not contain specific anti-takeover provisions with respect to business transactions. However, the policies of Canadian securities regulatory authorities contain certain requirements relating to takeover bids, mergers and interested shareholder transactions. In particular, OSC Rule 61-501 and AMF Policy Q-27 impose certain requirements on, among other things "business combinations", "going private transactions" and "related party transactions". OSC Rule 61-501 and AMF Policy Q-27 require more detailed disclosure in the proxy material sent to security holders in connection with a transaction to which they relate, including, subject to certain exceptions, the inclusion of a formal valuation of the subject matter of the transaction and any non-cash consideration offered therefor. OSC Rule 61-501 and AMF Policy Q-27 also require, subject to certain exceptions, that the minority shareholders of the issuer separately approve the transaction by a simple majority.

Marathon is subject to Section 203 of the DGCL, which prevents an "interested stockholder", generally defined as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in "business combinations" with the corporation for three years following the date that person became an interested stockholder unless:

•  before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•  on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (i) directors who are also officers of the corporation or (ii) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

• following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

These restrictions do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.
Shareholder Rights Plan
	Under the Western shareholder rights plan, holders of Western Shares have one right with respect to each Western Share held. The rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire Western in a manner which causes the rights to become exercisable. See "Information Concerning Western — Western Shareholder Rights Plan".	Marathon does not currently have a shareholder rights plan.

DISSENTING SHAREHOLDER RIGHTS

        The following description of the rights of Dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder's Western Shares and is qualified in its entirety by the reference to the full text of the Interim Order which is attached as Appendix B to this Information Circular and the full text of Section 191 of the ABCA which is attached as Appendix J to this Information Circular. A Western Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Section 191 of the ABCA, as modified by the Interim Order. Failure to comply with the provisions of that section, as modified by the Interim Order, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

        The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

        Under the Interim Order, a registered Western Shareholder is entitled, in addition to any other rights he may have, to dissent and to be paid by Western the fair value of the Western Shares held by him in respect of which he dissents, determined as of the close of business on the last Business Day before the Meeting. A Western Shareholder may dissent only with respect to all of the Western Shares held by him or on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Western Shareholders who have voted in favour of the Arrangement Resolution shall not be accorded a right of dissent. Persons who are beneficial owners of Western Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the registered owner of such Western Shares is entitled to dissent. Accordingly, a beneficial owner of Western Shares desiring to exercise his right of dissent must make arrangements for the Western Shares beneficially owned by him to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Western or, alternatively, make arrangements for the registered holder of his Western Shares to dissent on his behalf.

        A Dissenting Shareholder must send to Western a written objection to the Arrangement Resolution, which written objection must be received by Western, Attention: Vice President, General Counsel and Corporate Secretary, 2400 Ernst & Young Tower, 440 — Second Avenue S.W., Calgary, Alberta T2P 5E9, by 2:00 p.m. (Calgary time) on the Business Day before the Meeting (or any adjournment or postponement thereof). No Western Shareholder who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

        An application may be made to the Court by Western or by a Dissenting Shareholder to fix the fair value of the Dissenting Shareholder's Western Shares. If such an application to the Court is made by either Western or a Dissenting Shareholder, Western must, unless the Court otherwise orders, send to each Dissenting Shareholder a written offer to pay him an amount considered by the Western Board of Directors to be the fair value of the Western Shares held by such Dissenting Shareholder. The offer, unless the Court otherwise orders, will be sent to each Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Western is the applicant, or within 10 days after Western is served with notice of the application, if a Dissenting Shareholder is the applicant. The offer must be made on the same terms to each Dissenting Shareholder and must be accompanied by a statement showing how the fair value was determined.

        A Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal. On the application, the Court will make an order under Subsection 191(13) of the ABCA fixing the fair value of the Western Shares of all Dissenting Shareholders who are parties to the application, giving judgment in that amount against Western and in favour of each of those Dissenting Shareholders, and fixing the time within which Western must pay that amount to the Dissenting Shareholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder calculated from the date on which the Dissenting Shareholder ceases to have any rights as a Western Shareholder under the ABCA until the date of payment.

        Western shall not make a payment to a Dissenting Shareholder under Section 191 of the ABCA if there are reasonable grounds for believing that Western is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the assets of Western would by reason of the payment be less than the aggregate of its liabilities. In such event, Western shall, within 10 days after the pronouncement of the order under Subsection 191(13) of the ABCA, or the making of an agreement between a Dissenting Shareholder and Western as to the payment to be made for such Dissenting Shareholder's Western Shares, notify each Dissenting Shareholder that it is lawfully unable to pay Dissenting Shareholders for their Western Shares. In such event, each Dissenting Shareholder retains his status as a claimant against Western to be paid as soon as Western is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to holders of then outstanding shares of Western.

        All Western Shares held by Dissenting Shareholders will be deemed to be transferred to Western for cancellation on the Effective Date in exchange for payment of the fair value of such Western Shares determined as of the close of business on the last Business Day before the Arrangement is approved by the Western Shareholders at the Meeting.

        It is a condition to the obligations of the parties to complete the Arrangement that Dissent Rights shall not have been exercised by the holders of more than 15% of the outstanding Western Shares.

        For a general summary of certain income tax implications to a Dissenting Shareholder, see "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations — Western Shareholders Resident in Canada — Dissenting Shareholders" and "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations — Western Shareholders Not Resident in Canada — Non-Resident Shareholders".

INFORMATION CONCERNING THE MEETING

Purpose of the Meeting

        The information contained in this Information Circular is furnished in connection with the solicitation of proxies by the management of Western for use at the Meeting. At the Meeting, Western Shareholders will consider and vote upon the Arrangement Resolution and resolutions relating to the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan and the New WesternZagros Private Placement, and such other business as may properly come before the Meeting.

        The Western Board of Directors has unanimously determined that the Arrangement is in the best interests of Western and the Western Shareholders and is fair, from a financial point of view, to Western Shareholders. Accordingly, the Western Board of Directors has unanimously approved the Arrangement and recommends that Western Shareholders vote FOR the Arrangement Resolution. See "The Arrangement — Background and Reasons for the Arrangement" and "The Arrangement — Recommendation of the Western Board of Directors".

        The completion of the Arrangement is not conditional upon approval of the New WesternZagros Stock Option Plan, the New WesternZagros Shareholder Rights Plan or the New WesternZagros Private Placement at the Meeting. See "Other Matters of Special Business relating to New WesternZagros".

Date, Time and Place of Meeting

        The Meeting will be held at 10:00 a.m. (Calgary time) on Tuesday, October 16, 2007 at the Macleod Hall B, TELUS Convention Centre, 120 - 9th Avenue S.E., Calgary, Alberta.

General

        This Information Circular is furnished in connection with the solicitation of proxies by the management of Western for use at the Meeting of Western Shareholders at the place and for the purposes set out in the accompanying Notice of Meeting. As a Western Shareholder, you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a registered Western Shareholder and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are not a registered Western Shareholder and receive these materials through your broker or through another intermediary, please complete and return the instrument of proxy in accordance with the instructions provided therein. See "Information Concerning the Meeting — Advice to Beneficial Holders of Western Shares".

        The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, fax transmission or other electronic means of communication or in person by the directors, officers and employees of Western. The cost of such solicitation will be borne by Western. Marathon may also assist with the solicitation of proxies as requested by Western. Georgeson is acting as Western's proxy solicitation agent. Georgeson will be paid a fee of approximately Cdn$75,000 plus out-of-pocket expenses and per-call fees of Cdn$6.00 per call to retail Western Shareholders. The total cost of soliciting proxies and mailing the materials in connection with the Meeting will be borne by Western. In addition, Western may retain other proxy solicitation agents or dealer-managers as required, for usual compensation.

Solicitation and Appointment of Proxies

        The individuals named in the accompanying form of proxy are officers and/or directors of Western. A Western Shareholder wishing to appoint some other person (who need not be a Western Shareholder) to represent such shareholder at the Meeting has the right to do so, either by inserting such person's name in the blank space provided in the form of proxy or by completing another form of proxy. Such a Western Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and instruct the nominee on how the Western Shareholder's shares are to be voted. In any case, the form of proxy should be dated and executed by the Western Shareholder or the Western Shareholder's attorney authorized in writing or, if the Western Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized. If you require any assistance in completing your proxy, please call Georgeson toll free at 1-888-605-7643.

        A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Valiant Trust Company, 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

Revocation of Proxies

        In addition to revocation in any other manner permitted by law, a Western Shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the Western Shareholder or by the Western Shareholder's attorney authorized in writing and deposited either at the registered office of Western at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

        The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the Western Shareholders who appoint them. Each Western Shareholder may instruct its proxyholder how to vote the Western Shareholder's shares by completing the blanks in the form of proxy.

        Western Shares represented by properly executed proxy forms in favour of the persons designated in the enclosed proxy form will be voted or withheld from voting on any poll in accordance with the instructions made on the proxy forms and, if a Western Shareholder specifies a choice as to any matters to be acted on, such Western Shareholder's shares shall be voted accordingly. In the absence of such instructions, such shares will be voted FOR all matters identified in the notice of meeting accompanying this Information Circular.

        The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of Western was not aware of any such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

        Western's issued and outstanding voting securities as at September 14, 2007 consist of 162,587,323 Western Shares. Western Shareholders are entitled to one vote for each Western Share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

        Western has set the close of business on September 14, 2007 as the record date for the Meeting. Western will prepare a list of Western Shareholders of record at such time. Western Shareholders named on that list will be entitled to vote the Western Shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of the holder's Western Shares after that date, and (b) the transferee of those shares produces properly endorsed certificates representing Western Shares, or otherwise establishes that such transferee owns the Western Shares, and demands at any time before the Meeting that the transferee's name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such Western Shares at the Meeting or any adjournment thereof.

        To the knowledge of the directors and executive officers of Western, no person, firm or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to the Western Shares except as set forth below:

Name and Municipality of Residence	Voting Securities Held	Percentage of Voting Securities
Fidelity(1)(2) Boston, Massachusetts	21,003,694 Western Shares	13.0

Notes:

(1)
Beneficial ownership of these shares is not known by Western.

(2)
Fidelity Management & Research Company, Fidelity Management Trust Company, Boston, Massachusetts, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Boston, Massachusetts, Fidelity International Limited, Pembroke, Bermuda, collectively referred to as "Fidelity".

Advice to Beneficial Holders of Western Shares

        The information set forth in this section is of significant importance to many investors in Western Shares who do not own shares in their own name. Western Shareholders who do not hold their Western Shares in their own name (referred to in this Information Circular as "Beneficial Western Shareholders") should note that only proxies deposited by Western Shareholders whose names appear on the records of Western as the registered holders of Western Shares can be recognized and acted upon at the Meeting. If Western Shares are listed in an account statement provided to a Western Shareholder by a broker, then in almost all cases those Western Shares will not be registered in the Western Shareholder's name on the records of Western. Such Western Shares will more likely be registered under the names of the Western Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Western Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Western Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for their clients. Therefore, Beneficial Western Shareholders should ensure that instructions respecting the voting of their Western Shares are communicated to the appropriate persons.

        Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Western Shareholders in advance of shareholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Western Shareholders in order to ensure that their Western Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Western Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered Western Shareholders by Western. However, its purpose is limited to instructing the registered Western Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Western Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically asks Beneficial Western Shareholders to return proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. A Beneficial Western Shareholder receiving a Broadridge proxy cannot use that proxy to vote Western Shares directly at the Meeting. The Broadridge proxy must be returned to Broadridge well in advance of the Meeting in order to have the Western Shares voted.

        Although a Beneficial Western Shareholder may not be recognized directly at the Meeting for the purposes of voting Western Shares registered in the name of the Beneficial Western Shareholder's broker (or agent of the broker), a Beneficial Western Shareholder may attend the Meeting as proxyholder for the registered Western Shareholder and vote the Western Shares in that capacity. Beneficial Western Shareholders who wish to attend at the Meeting and indirectly vote their Western Shares as proxyholder for the registered Western Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Proxy Solicitation Agent and Depositary

        Georgeson is acting as Western's proxy solicitation agent, for which it will be paid a fee plus out-of-pocket expenses. Western has engaged Valiant Trust Company to act as Depositary for the receipt of certificates representing Western Shares and Letters of Transmittal and Election Forms deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified by Western against certain liabilities under applicable securities laws and expenses in connection therewith.

        No fee or commission is payable by any Western Shareholder who transmits its Western Shares directly to the Depositary. Except as set forth above or elsewhere in this Information Circular, Western will not pay any fees or commissions to any broker or dealer or any other person for soliciting deposits of Western Shares pursuant to the Arrangement.

Other Business

        The management of Western does not intend to present and does not have any reason to believe that others will present, at the Meeting, any item of business other than those set forth in this Information Circular. However, if any other business is properly presented at the Meeting and may properly be considered and acted upon, proxies will be voted by those named in the applicable form of proxy in their sole discretion, including with respect to any amendments or variations to the matters identified in the Meeting Materials.

LEGAL MATTERS

        Certain legal matters in connection with the Arrangement will be passed upon by Macleod Dixon LLP, Calgary, Alberta and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York on behalf of Western. As at the date of this Information Circular, partners and associates of Macleod Dixon LLP owned beneficially, directly or indirectly, less than 1% of the outstanding Western Shares. As at the date of this Information Circular, partners and associates of Paul, Weiss, Rifkind, Wharton & Garrison LLP owned beneficially, directly or indirectly, less than 1% of the outstanding Western Shares. Certain legal matters in connection with the Arrangement will be passed upon by Bennett Jones LLP, Calgary, Alberta and Baker Botts L.L.P., Houston, Texas on behalf of Marathon. As at the date of this Information Circular, partners and associates of Bennett Jones LLP owned beneficially, directly or indirectly, less than 1% of the outstanding Western Shares. As at the date of this Information Circular, partners and associates of Baker Botts L.L.P. owned beneficially, directly or indirectly, less than 1% of the outstanding Western Shares.

LEGAL PROCEEDINGS

        There are no legal proceedings which Western is a party to that involve a claim for damages that exceed 10% of the current assets of Western. Western is however involved in arbitration proceedings arising from insurance claims. For additional information, see "Narrative Description of the Business — The Athabasca Oil Sands Project — Mining — Base Operations" beginning on page 5 of Western's annual information form for the year ended December 31, 2006.

ENFORCEABILITY OF CIVIL LIABILITIES

        Western and New WesternZagros are each corporations incorporated under the laws of Alberta, Canada. Most of the directors and officers of Western and the current and proposed directors and officers of New WesternZagros, as well as certain experts named in this Information Circular, are residents of Canada and all or a substantial portion of their assets and a substantial portion of the assets of Western and New WesternZagros are located outside the United States. As a result, it may be difficult for Western

Shareholders to effect service within the United States upon the directors, officers and experts who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under United States federal securities laws. There is some doubt as to the enforceability in Canada against Western or any of its directors, officers or experts who are not residents of the United States in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon United States federal securities laws.

        Marathon is organized under the laws of the State of Delaware, United States. In addition, substantial portions of the assets of Marathon are located outside of Canada. As a result, it may be difficult for the Trustee under the Voting and Exchange Trust Agreement or AcquisitionCo under the Support Agreement to realize in Canada upon judgments against Marathon obtained in Canadian courts. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable.

EXPERTS

        GLJ Petroleum Consultants Ltd., independent petroleum consultants to Western, prepared the GLJ Reserve Report and Contingent Resource Report referred to in Western's annual information form for the year ended December 31, 2006. As at the date of the respective reports, the principals of Norwest Corporation, independent mining consultants, and GLJ, as respective groups, owned beneficially, directly or indirectly, less than 1% of the outstanding Western Shares. GLJ neither received nor will receive any interest, direct or indirect, in any securities or other property of Western or its affiliates in connection with the preparation of its reports.

        Sproule International Limited, independent petroleum consultants, prepared the Sproule Report referred to in Appendix G to this Information Circular. As at the date of the Sproule Report, the principals of Sproule owned beneficially, directly or indirectly, less than 1% of the outstanding Western Shares. The principals of Sproule will own beneficially, directly or indirectly, less than 1% of the outstanding New WesternZagros Shares and no New WesternZagros Warrants following completion of the Arrangement and the Subsequent Transactions. Sproule neither received nor will receive any interest, direct or indirect, in any securities or other property of Western or its affiliates in connection with the preparation of the Sproule Report.

        The consolidated financial statements of Western as of December 31, 2006 and 2005 included on the CD-ROM accompanying this Information Circular, the financial statements of WesternZagros as of December 31, 2006 and 2005 contained in Appendix G and the balance sheet of New WesternZagros contained in Appendix G have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their reports therein.

        The consolidated financial statements of Marathon as of December 31, 2006 and 2005 for each of the three years in the period ended December 31, 2006 included in the Marathon Form 8-K dated September 7, 2007 and on the CD-ROM accompanying this Information Circular have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report therein.

ADDITIONAL INFORMATION

        Western Shareholders who wish additional information about the Arrangement should contact Georgeson toll free at 1-888-605-7643.

        Western is subject to the continuous disclosure requirements of Applicable Canadian Securities Law and the TSX. Additional information relating to Western may be found on SEDAR at www.sedar.com.

        Marathon is subject to the disclosure requirements of the U.S. Exchange Act and in accordance therewith files reports, statements and other information with the SEC. The reports, statements and other information filed by Marathon with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material also can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates or electronically at www.sec.gov. You may also inspect Marathon's public filings at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

CONSENTS

Consent of PricewaterhouseCoopers LLP

To the Board of Directors of Western Oil Sands Inc.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We have complied with Canadian generally accepted standards for an auditor's involvement with the Information Circular.

        We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Western on the consolidated balance sheets of Western as at December 31, 2006 and December 31, 2005 and the related consolidated statements of operations and retained earnings and cash flows for the years then ended and on management's assessment of Western's internal control over financial reporting. Our report is dated February 22, 2007.

Calgary, Canada September 14, 2007	(Signed) "PricewaterhouseCoopers LLP" PricewaterhouseCoopers LLP Chartered Accountants

Consent of PricewaterhouseCoopers LLP

To the Board of Directors of WesternZagros Resources Inc.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We have complied with Canadian generally accepted standards for an auditor's involvement with the Information Circular.

        We consent to the inclusion in the above-mentioned Information Circular of our report to the shareholders of WesternZagros (as defined in the Information Circular) on the consolidated balance sheets of WesternZagros as at December 31, 2006 and December 31, 2005 and the related consolidated statements of operations and retained deficit and cash flows for the years then ended. Our report is dated September 13, 2007.

Calgary, Canada September 14, 2007	(Signed) "PricewaterhouseCoopers LLP" PricewaterhouseCoopers LLP Chartered Accountants

Consent of PricewaterhouseCoopers LLP

To the Board of Directors of WesternZagros Resources Ltd.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We have complied with Canadian generally accepted standards for an auditor's involvement with the Information Circular.

        We consent to the inclusion in the above-mentioned Information Circular of our report to the shareholders of New WesternZagros (as defined in the Information Circular) on the balance sheet of New WesternZagros as at August 31, 2007. Our report is dated September 13, 2007.

        We also consent to the inclusion in the above-mentioned Information Circular of our compilation report to the shareholders of New WesternZagros on the pro forma consolidated balance sheet as at June 30, 2007 and the related pro forma consolidated statement of operations for the six months ended June 30, 2007 and the year ended December 31, 2006. Our compilation report is dated September 13, 2007.

Calgary, Canada September 14, 2007	(Signed) "PricewaterhouseCoopers LLP" PricewaterhouseCoopers LLP Chartered Accountants

Consent of PricewaterhouseCoopers LLP

To the Directors of 1339971 Alberta Ltd.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd. ("AcquisitionCo"), an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We have complied with Canadian generally accepted standards for an auditor's involvement with the Information Circular.

        We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of AcquisitionCo on the consolidated balance sheet of AcquisitionCo as at July 30, 2007. Our report is dated September 7, 2007.

Houston, Texas September 14, 2007	(Signed) "PricewaterhouseCoopers LLP" PricewaterhouseCoopers LLP Chartered Accountants

Consent of Macleod Dixon LLP

To the Board of Directors of Western Oil Sands Inc.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We consent to the inclusion in the Information Circular of our opinion contained under "Tax Considerations to Western Shareholders — Certain Canadian Federal Income Tax Considerations" and references to our firm name and our opinion therein.

Calgary, Canada September 14, 2007	(Signed) "Macleod Dixon LLP" Macleod Dixon LLP

Consent of Goldman, Sachs & Co.

September 14, 2007

To: The Board of Directors of Western Oil Sands Inc.

Re: Notice of Special Meeting and Management Information Circular of Western Oil Sands Inc., dated September 14, 2007

        Reference is made to our opinion letter, dated July 30, 2007, with respect to the fairness from a financial point of view to the holders of the outstanding common shares (the "Company Shares") of Western Oil Sands Inc. (the "Company") of the Cash Consideration, Marathon Share Consideration and Exchangeable Share Consideration (each as defined in the opinion letter) to be received by such holders, taken in the aggregate, pursuant to the Arrangement Agreement, dated as of July 30, 2007, by and among Marathon Oil Corporation ("Marathon"), 1339971 Alberta Ltd., a wholly owned subsidiary of Marathon, WesternZagros Resources Inc. and the Company.

        The foregoing opinion letter is provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement, offering document, directors' circular, or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above mentioned Notice of Special Meeting and Management Information Circular.

        In that regard, we hereby consent to the reference to our opinion under the captions "The Arrangement — Background and Reasons for the Arrangement," "The Arrangement — Recommendation of the Western Board of Directors" and "The Arrangement — Opinions of Financial Advisors" and to the inclusion of the foregoing opinion in the proxy statement contained in the above-mentioned Notice of Special Meeting and Management Information Circular. In providing such consent, we do not intend that any person other than the Board of Directors of the Company rely upon our opinion.

(Signed) "Goldman, Sachs & Co." Goldman, Sachs & Co.

Consent of TD Securities Inc.

To the Board of Directors of Western Oil Sands Inc.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We consent to the inclusion in the Information Circular of our fairness opinion dated July 30, 2007 and references to our firm name and our fairness opinion therein.

Calgary, Canada September 14, 2007	(Signed) "TD Securities Inc." TD Securities Inc.

Consent of Sproule International Limited

To the Board of Directors of Western Oil Sands Inc.

        We have read the information circular (the "Information Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007 relating to the special meeting of Western Shareholders to approve an arrangement under the Business Corporations Act (Alberta) involving, among other things, the acquisition by 1339971 Alberta Ltd., an indirect Canadian subsidiary of Marathon Oil Corporation, of all of the outstanding Class A shares of Western. We consent to the inclusion in the Information Circular of our report entitled "Technical Review and Assessment of Undiscovered Resources in the Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq" dated July 31, 2007 and the references to our firm name therein.

Calgary, Canada September 14, 2007	(Signed) "Sproule International Limited" Sproule International Limited

APPROVAL OF THE WESTERN BOARD OF DIRECTORS

        The contents of this Information Circular and its sending to Western Shareholders have been approved by the Western Board of Directors.

September 14, 2007
BY ORDER OF THE BOARD OF DIRECTORS
(Signed) "James C. Houck" President and Chief Executive Officer

APPENDIX A — ARRANGEMENT RESOLUTION

FORM OF ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 193 of the Business Corporations Act (Alberta) (the "ABCA") involving Western Oil Sands Inc. ("Western"), as more particularly described and set forth in the information circular (the "Information Circular") of Western accompanying the notice of this meeting (as the Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

2.
The Plan of Arrangement (the "Plan of Arrangement") involving Western, the full text of which is set out in Appendix C to the Information Circular (as the Plan of Arrangement may be or may have been modified or amended) is hereby authorized, approved and adopted.

3.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Western or that the Arrangement has been approved by the Court of Queen's Bench of Alberta, the directors of Western are hereby authorized and empowered (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) not to proceed with the Arrangement without further approval of the shareholders of Western.

4.
Any officer or director of Western is hereby authorized and directed for and on behalf of Western to execute, under the seal of Western or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable under the ABCA in accordance with the Arrangement Agreement for filing.

5.
Any officer or director of Western is hereby authorized and directed for and on behalf of Western to execute or cause to be executed, under the seal of Western or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents, agreements or instruments and the taking of any such actions.

A-1

APPENDIX B — INTERIM ORDER

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

    IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9

    AND IN THE MATTER OF AN ARRANGEMENT PROPOSED BY WESTERN OIL SANDS INC. AND INVOLVING MARATHON OIL CORPORATION, 1339971 ALBERTA LTD. AND WESTERNZAGROS RESOURCES LTD.

Before The Honourable Justice D. G. Hart in Chambers	) ) )	At the Calgary Courts Centre, at Calgary, Alberta, on September 14, 2007

INTERIM ORDER

        UPON the application by Petition of Western Oil Sands Inc. ("Western");

        AND UPON reading the said Petition and the Affidavit of James C. Houck, sworn September 13, 2007 (the "Affidavit") filed herein;

        AND UPON hearing counsel for Western;

        AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been served with notice of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA") and that the Executive Director does not intend to appear or make submissions with respect to this application;

FOR THE PURPOSES OF THIS ORDER:

  (a)
  the Plan of Arrangement proposed by Western and involving Marathon Oil Corporation, 1339971 Alberta Ltd. and WesternZagros Resources Ltd., as described in the Affidavit and in the form attached as Schedule "A" to the Arrangement Agreement, which is Exhibit "A" to the said Affidavit, shall be referred to as the "Arrangement"; and

  (b)
  the capitalized terms not defined in this Order shall have the meanings attributed to them in the draft Information Circular, which is Exhibit "B" to the Affidavit.

IT IS HEREBY ORDERED AND DIRECTED THAT:

General

1.
Western shall seek approval of the Arrangement by holders ("Shareholders") of its Class A shares ("Common Shares") and in the manner set forth below.

Shareholders' Meeting

2.
Western shall call and conduct a special meeting (the "Meeting") of the Shareholders for the purpose of considering and voting on the special resolution approving the Arrangement (the "Arrangement Resolution").

3.
Subject to the provisions of this Order, the Meeting shall be called and conducted in accordance with the by-laws of Western and the ABCA.

4.
The majority required to pass the special resolution of the Shareholders approving the Arrangement shall be, subject to further order of this Court, not less than two-thirds of the aggregate votes cast by the Shareholders in person or represented by proxy at the Meeting.

5.
Each Common Share entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting. The record date ("Record Date") for the Meeting shall be the close of business on September 14, 2007. Only Shareholders whose names have been entered in the register of Common Shares of Western after such Record Date and prior to the Meeting will be entitled to receive notice of and to vote at such Meeting, subject to Section 137 of the ABCA with respect to transferees of Common Shares after that date.

6.
A quorum at the Meeting shall be two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxyholder for an absent Shareholder so entitled, and together holding or representing by proxy not less than 5% of the outstanding Common Shares entitled to vote at the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum of Shareholders is not present, the Meeting shall be adjourned to the same day in the next week if a business day, and, if such day is not a business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting, at the same time and place; and if at such adjourned meeting a quorum is not present, the Shareholders, present in person or represented by proxy shall be a quorum for all purposes.

7.
With respect to matters to be brought before the Meeting pertaining to items of business affecting WesternZagros Resources Ltd. ("New WesternZagros"), other than with respect to the Arrangement, each holder of Common Shares shall be entitled to one vote on a ballot at the Meeting for each Common Share held and such resolutions will be effective resolutions of the shareholders of New WesternZagros as if passed at a meeting of the shareholders of New WesternZagros entitled to vote on such matters.

Conduct of Meeting

8.
The Chairman of the Meeting shall be any officer or director of Western.

9.
The only persons entitled to attend and speak at the Meeting shall be, respectively, the Shareholders or their authorized representatives, together with Western's directors and officers and its auditors and advisors, representatives of Marathon Oil Corporation and its counsel, and the Executive Director. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Meeting.

Dissent Rights

10.
The registered holders of Common Shares are, subject to the provisions hereof and the Arrangement, accorded the right of dissent under Section 191 of the ABCA with respect to the Arrangement Resolution.

11.
In order to exercise such rights of dissent, a written objection to the Arrangement Resolution must be received by Western by 2:00 p.m. (Calgary time) on the business day before the Meeting (or any adjournment or postponement thereof) and the Shareholders exercising such rights of dissent must comply with the provisions of Section 191 of the ABCA. The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Shareholders.

12.
Shareholders who have voted in favour of the Arrangement Resolution shall not be accorded a right of dissent.

13.
Subject to further Order of this Court, the rights available to the Shareholders under the ABCA and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Shareholders with respect to the Arrangement Resolution.

14.
Notice to the Shareholders of their right of dissent with respect to the Arrangement Resolution and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Common Shares shall be good and sufficiently given by including information with respect thereto in the Information Circular to be sent to Shareholders in accordance with paragraph 15 of this Order.

Notice

15.
An Information Circular, substantially as attached as Exhibit "B" to the Affidavit, filed herein, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Meeting to Shareholders at the address for such holders as they appear in the records of Western. In calculating the 21 day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

16.
An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Meeting.

17.
Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Shareholders and the Executive Director of:

(a)
the Petition;

(b)
this Order;

(c)
the Notice of the Meeting; and

(d)
the notice of the application for the Order approving of the Arrangement on October 16, 2007.

Final Application

18.
Subject to further Order of this Court and provided that the Shareholders have approved the Arrangement and the directors of Western have not revoked such approval, Western may proceed with an application for approval of the Arrangement and the Final Order on October 16, 2007 at 1:15 p.m. or so soon thereafter as counsel may be heard at the Calgary Courts Centre, Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate of Amendment, all Shareholders, Western, New WesternZagros, Marathon, AcquisitionCo and WesternZagros will be bound by the Arrangement in accordance with its terms.

19.
Any Shareholder or any other interested party desiring to appear and make submissions at the final application on October 16, 2007 is required to file with this Court and serve, upon Western, on or before 5:00 p.m. on October 11, 2007, a Notice of Intention to Appear, including such party's address for service in the Province of Alberta, together with any evidence or materials which such party intends to present to the Court. Service of such notice on Western shall be effected by service upon the solicitors for Western, Macleod Dixon LLP, 3700 Canterra Tower, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2, Attention: Steven H. Leitl.

20.
In the event that the application for final approval of the Arrangement on October 16, 2007 is adjourned, only those parties appearing before this Court for the final application shall have notice of the adjourned date.

"D.G. Hart" J.C.C.Q.B.A.
ENTERED at Calgary, Alberta, September 14, 2007.
"V.A. Brandt" Clerk of the Court

APPENDIX C — ARRANGEMENT AGREEMENT

AMENDED AND RESTATED
ARRANGEMENT AGREEMENT

AMONG:

MARATHON OIL CORPORATION

 — AND —

1339971 ALBERTA LTD.

 — AND —

WESTERN OIL SANDS INC.

 — AND —

WESTERNZAGROS RESOURCES INC.

July 30, 2007

SCHEDULE "A" — Plan of Arrangement

C-i

ARRANGEMENT AGREEMENT

        THIS ARRANGEMENT AGREEMENT is dated as of the 30th day of July, 2007, as amended and restated September 14, 2007,

AMONG:

        MARATHON OIL CORPORATION, a corporation existing under the laws of Delaware (hereinafter referred to as "Marathon" or "Purchaser")

AND:

        1339971 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "AcquisitionCo")

AND:

        WESTERN OIL SANDS INC., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "Western")

AND:

        WESTERNZAGROS RESOURCES INC., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as "WesternZagros")

WHEREAS:

A.    AcquisitionCo wishes to acquire all of the issued and outstanding shares of Western;

B.    AcquisitionCo is an indirect subsidiary of Purchaser;

C.    Purchaser, AcquisitionCo, Western and WesternZagros wish to propose an arrangement involving, among other things, the acquisition by AcquisitionCo of all of the issued and outstanding shares of Western and the distribution of shares of WesternZagros to the shareholders of Western;

D.    the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta); and

E.    the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

        NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1           Definitions

  In this Agreement, the following defined terms have the meanings hereinafter set forth:

(a)
"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)
"Acquisition Proposal" means any written proposal or offer made to Western or the Western Shareholders (including any takeover bid initiated by advertisement or circular) relating to: (i) any merger, amalgamation, take-over bid, tender offer, arrangement, share exchange, dissolution, liquidation, recapitalization or other business combination involving any purchase by a single Person (other than AcquisitionCo, Marathon or any of their subsidiaries) or combination of Persons (other than AcquisitionCo, Marathon or any of their subsidiaries) of Western Common Shares that, if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Common Shares, or any liquidation or winding-up in respect of Western or any material Western subsidiary (other than WesternZagros); (ii) any purchase or sale of Western or its subsidiaries (other than WesternZagros) or any assets, where such assets represent more than 20% of the fair market value of the consolidated assets of Western or contribute more than 20% of the revenues of Western (on a consolidated basis) (or other arrangement having the same economic effect as a purchase or sale of assets); (iii) any sale or acquisition of 20% or more of the Western Common Shares or rights or interests therein or thereto; or (iv) any similar business combination or transaction, of or involving Western and/or any subsidiary of Western (other than WesternZagros), that if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Common Shares;

(c)
"AcquisitionCo" means 1339971 Alberta Ltd., an indirect subsidiary of the Purchaser incorporated under the ABCA for purposes of completing the Arrangement;

(d)
"AcquisitionCo Board of Directors" means the board of directors of AcquisitionCo, as it may be comprised from time to time;

(e)
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f)
"Applicable Canadian Securities Laws" means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(g)
"Applicable Laws", in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(h)
"Arrangement" means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(i)
"Arrangement Resolution" means the special resolution to be attached as Appendix A to the Information Circular in respect to the Arrangement;

(j)
"Articles of Arrangement" means the articles of arrangement to be prepared by Western, with the cooperation, consultation and prior approval of Marathon, acting reasonably, as provided for herein, in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(k)
"Business Day" means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta or the City of Houston, Texas are not generally open for business;

(l)
"Certificate" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(m)
"Closing Time" shall be 1:00 p.m. (Calgary time) on the Effective Date, or such other time on the Effective Date as is agreed to by Purchaser and Western;

(n)
"Code" means the United States Internal Revenue Code of 1986, as amended;

(o)
"Competition Act" means the Competition Act, R.S.C. 1985, c. C-34, as amended;

(p)
"Confidential Information" has the meaning ascribed thereto in Section 3.5(j);

(q)
"Confidentiality Agreement" means the confidentiality agreement dated November 8, 2006 between Western and Marathon Petroleum Company LLC entered into in connection with the transaction contemplated herein;

(r)
"Continuing Employees" has the meaning ascribed thereto in Section 2.6(b);

(s)
"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(t)
"Court" means the Court of Queen's Bench of Alberta;

(u)
"Disclosed Personal Information" has the meaning ascribed thereto in Section 4.4(b);

(v)
"Disclosure Letter" means the disclosure letter dated as of the date hereof from Western to Purchaser as amended, supplemented or otherwise agreed to between Western and Purchaser prior to the Effective Time;

(w)
"Dissent Rights" means the rights of dissent granted in favour of registered Western Shareholders in respect of the Arrangement as described in the Plan of Arrangement;

(x)
"Effective Date" means the date the Arrangement becomes effective under the ABCA, provided that such date shall not be later than the Outside Date, unless otherwise agreed to by Purchaser and Western;

(y)
"Effective Time" means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

(z)
"Employee Obligations" means any obligations or liabilities of Western to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, accrued bonuses for 2007, vacation pay and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Western to officers or employees: (i) for severance or termination payments on the change of control of Western pursuant to Western's severance policies and any involuntary severance, termination and employment offer agreements, including payments associated with Code Sections 280G and 4999 which define excise taxes associated with a change of control for United States taxpayers; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement; (iii) for payments with respect to any options, share appreciation rights, participating performance units, deferred share units or similar plans; and (iv) payments with respect to Western's Supplemental Employee Retirement Plan and its registered pension plan;

(aa)
"Encumbrances" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or asset, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) against title to any of the property or asset, or any part thereof or interest therein;

(bb)
"Environmental Laws" means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, provincial, territorial, state, municipal, local or foreign Laws of any Governmental Authority or of any court, tribunal or other similar body, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use and storage of Hazardous Substances;

(cc)
"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules, regulations and orders promulgated thereunder;

(dd)
"Exchange Trust Agreement" means the agreement to be entered into between the Purchaser, AcquisitionCo and the Depositary as trustee prior to the Effective Time;

(ee)
"Exchangeable Shares" means the exchangeable shares in the capital of AcquisitionCo, the principal terms of which are set out in Appendix A to the Plan of Arrangement;

(ff)
"Final Order" means the order of the Court approving the Arrangement to be applied for by Western following the Western Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of the Western Shareholders, Western and WesternZagros, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(gg)
"Form S-3" has the meaning ascribed thereto in Section 2.4(b);

(hh)
"GAAP" has the meaning ascribed thereto in Section 1.7;

(ii)
"GLJ" has the meaning ascribed thereto in Section 4.2(t);

(jj)
"GLJ Report" has the meaning ascribed thereto in Section 4.2(l);

(kk)
"Governmental Authority" means any multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, any subdivision, agent, commission, board or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ll)
"Governmental Authorization" has the meaning ascribed thereto in Section 4.1(l);

(mm)
"Hazardous Substances" means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(nn)
"Information Circular" means the management information circular and proxy statement of Western, together with all appendices thereto to be mailed or otherwise distributed by Western to the Western Shareholders or such other securityholders of Western as may be required pursuant to the Interim Order in connection with the Western Meeting;

(oo)
"Interests" has the meaning ascribed thereto in Section 4.2(s);

(pp)
"Interim Order" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Western Shareholders, Western and WesternZagros, containing declarations and directions with respect to the Arrangement and the holding of the Western Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qq)
"Investment Canada Act" means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

(rr)
"ITA" means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ss)
"Laws" means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority (including the TSX and NYSE);

(tt)
"Liabilities" means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, Contract, permit, license or other undertaking and as a result of any act or omission;

(uu)
"Mailing Date" has the meaning ascribed thereto in Section 3.4(f);

(vv)
"Material Adverse Change" or "Material Adverse Effect" means, with respect to either Western or Marathon, as the case may be, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada, the United States or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Party and/or its subsidiaries, including changes in Laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing, in the case of Marathon, to Western, and in the case of Western or WesternZagros, to Marathon, as of the date of this Agreement; or (v) any changes arising from matters consented to or approved in writing by Western, in the case of changes relating to Marathon, or by Marathon in the case of changes relating to Western or WesternZagros, as applicable;

(ww)
"NYSE" means the New York Stock Exchange;

(xx)
"Other Party" means, with respect to the applicable Purchaser Party(ies), the applicable Western Party(ies) and, with respect to the applicable Western Party(ies), the applicable Purchaser Party(ies);

(yy)
"Outside Date" has the meaning ascribed thereto in Section 3.4(f);

(zz)
"Parties" means, collectively, the parties to this Agreement, and "Party" means any one of them, or where implied by the context, means the Purchaser Parties or the Western Parties, as the case may be;

(aaa)
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(bbb)
"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with the terms thereof and hereof;

(ccc)
"Publicly Disclosed by Purchaser" means disclosed by Purchaser in a public filing made by it with the SEC from January 1, 2006 to and including the date hereof;

(ddd)
"Public Record" means all information filed by or on behalf of Western or Purchaser, as the case may be, with the Securities Authorities, in compliance, or intended compliance, with any Laws;

(eee)
"Purchase Funds" means the aggregate cash amount required to purchase the Western Common Shares pursuant to the terms of the Arrangement;

(fff)
"Purchaser Balance Sheet" has the meaning ascribed thereto in Section 4.1(t)(i);

(ggg)
"Purchaser Board of Directors" means the board of directors of Purchaser, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(hhh)
"Purchaser Damages Event" has the meaning ascribed thereto in Section 6.1;

(iii)
"Purchaser Financial Statements" means, collectively, the audited consolidated financial statements of Purchaser as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Purchaser as at and for the three months ended March 31, 2007, together with the notes thereto;

(jjj)
"Purchaser Information" means the information included in the Information Circular describing the Purchaser Parties and the business, operations and affairs of the Purchaser Parties;

(kkk)
"Purchaser Parties" means, collectively and taken as a whole, Purchaser and AcquisitionCo and "Purchaser Party" means either of them;

(lll)
"Purchaser Shares" means the common shares in the capital of Purchaser;

(mmm)
"Purchaser Termination Fee" has the meaning ascribed thereto in Section 6.1;

(nnn)
"Registrar" means the Registrar of Corporations or the Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

(ooo)
"SEC" means the United States Securities and Exchange Commission;

(ppp)
"Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, as amended;

(qqq)
"Securities Authorities" means, collectively, the securities commissions or similar securities regulatory authorities in each of the Provinces or Territories of Canada and the SEC in the United States;

(rrr)
"subsidiary" has the meaning ascribed thereto in the Securities Act (and shall include all trusts or partnerships directly or indirectly owned by Western or Purchaser, as the case may be);

(sss)
"Superior Proposal" means an unsolicited, bona fide Acquisition Proposal made after the date hereof that: (i) involves the purchase or acquisition of or offer by such Person to purchase all of the outstanding Western Common Shares or all or substantially all of the assets of Western and its subsidiaries; (ii) that is made available to all or substantially all Western Shareholders and offers or makes available substantially equivalent consideration in form and amount per Western Common Share to be purchased or otherwise acquired; (iii) that is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Western or its subsidiaries beyond 5:00 p.m. (Mountain time) on the tenth Business Day after which access is first afforded to the Person making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Western during such ten Business Day period or thereafter); (iv) is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (v) in respect of which any required financing to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; and (vi) in respect of which the Western Board of Directors determines in good faith (after consultation with its financial advisors and outside counsel) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the Western Shareholders from a financial point of view than the transactions contemplated by this Agreement, provided that no Acquisition Proposal shall be a Superior Proposal if the Person making such Acquisition Proposal is in default of any standstill obligation with Western;

(ttt)
"Support Agreement" means an agreement to be entered into by, among others, Purchaser and AcquisitionCo;

(uuu)
"Tax" or "Taxes" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Taxing Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Western or Purchaser, as applicable (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(vvv)
"Tax Returns" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including any attached Schedules);

(www)
"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(xxx)
"Third Party Approvals" has the meaning ascribed thereto in Section 5.1(g);

(yyy)
"Third Party Beneficiaries" has the meaning ascribed thereto in Section 10.10;

(zzz)
"TSX" means the Toronto Stock Exchange;

(aaaa)
"United States" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(bbbb)
"U.S. GAAP" has the meaning ascribed thereto in Section 1.7;

(cccc)
"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder;

(dddd)
"U.S. Securities Laws" means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

(eeee)
"Western" means Western Oil Sands Inc., a corporation incorporated under the ABCA;

(ffff)
"Western Balance Sheet" has the meaning ascribed thereto in Section 4.2(w)(i);

(gggg)
"Western Board of Directors" means the board of directors of Western as it may be comprised from time to time;

(hhhh)
"Western Budget" has the meaning ascribed thereto in Section 3.3(g);

(iiii)
"Western Common Shares" means the common shares in the capital of Western;

(jjjj)
"Western DSU Plan" has the meaning ascribed thereto in Section 2.6(d);

(kkkk)
"Western DSUs" has the meaning ascribed thereto in Section 2.6(d);

(llll)
"Western Financial Statements" means, collectively, the audited consolidated financial statements of Western as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors' report thereon and the unaudited consolidated financial statements of Western as at and for the six months ended June 30, 2007, together with the notes thereto;

(mmmm)
"Western Group" has the meaning ascribed thereto in Section 4.2(c);

(nnnn)
"Western Information" means the information included in the Information Circular describing the Western Parties and the business, operations and affairs of the Western Parties;

(oooo)
"Western Meeting" means the special meeting of Western Shareholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(pppp)
"Western Option Plan" has the meaning ascribed thereto in Section 2.6(c);

(qqqq)
"Western Options" has the meaning ascribed thereto in Section 2.6(c)(i);

(rrrr)
"Western Parties" means, collectively and taken as a whole, Western and WesternZagros, and "Western Party" means either of them;

(ssss)
"Western Plans" has the meaning ascribed thereto in Section 4.2(x);

(tttt)
"Western PSU Plan" has the meaning ascribed thereto in Section 2.6(c);

(uuuu)
"Western PSUs" has the meaning ascribed thereto in Section 2.6(c)(i);

(vvvv)
"Western Shareholders" means holders of Western Common Shares;

(wwww)
"Western Shareholder Rights Plan" means the shareholder rights plan of Western;

(xxxx)
"WesternZagros" means WesternZagros Resources Inc., a corporation incorporated under the ABCA;

(yyyy)
"WesternZagros Board of Directors" means the board of directors of WesternZagros as it may be comprised from time to time;

(zzzz)
"WesternZagros Shares" means the common shares in the capital of WesternZagros; and

(aaaaa)
"WesternZagros Information" means the information included in the Information Circular describing WesternZagros and the business, operations and affairs of WesternZagros.

1.2   Interpretation Not Affected by Headings, etc.

        The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3   Number and Gender

        Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders.

1.4   Date for Any Action

        If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5   Entire Agreement

(a)
This Agreement, the Confidentiality Agreement and the Disclosure Letter constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

(b)
This Agreement has been amended and restated effective September 14, 2007. Notwithstanding such restatement, this Agreement shall be dated as of July 30, 2007 and references to time herein shall be considered to speak as of July 30, 2007 except where the context otherwise requires.

1.6   Currency

        All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7   Accounting Matters

        Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles ("GAAP") and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

        References in this Agreement to "U.S. GAAP" shall mean generally accepted accounting principles as in effect in the United States.

1.8   Disclosure in Writing

        Reference to disclosure in writing herein shall, in the case of disclosure to Purchaser, include disclosure in writing to Purchaser or its representatives or, in the case of disclosure to Western, include disclosure in writing to Western or its representatives.

1.9   Interpretation Not Affected by Party Drafting

        The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Knowledge

        Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Western or Marathon, as applicable, it refers to the actual knowledge of James Houck, David Dyck, Joanne Alexander, Steve Reynish, Simon Hatfield and Jack Jenkins in respect of Western, and Clarence P. Cazalot, Janet F. Clark, Daniel J. Sullenbarger, James F. Meara and William F. Schwind, Jr. in respect of Marathon, in each case after reasonable inquiry.

1.11 Schedule

        The following schedule attached hereto is incorporated into and forms an integral part of this Agreement:

  A — Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1   Plan of Arrangement

        As soon as is reasonably practicable, Western will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Western Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and the other matters to be considered at the Western Meeting. Provided all necessary approvals for the Arrangement Resolution are obtained from the Western Shareholders, Western shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Western and WesternZagros shall forthwith proceed to file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2   Interim Order

        The Interim Order shall provide that:

(a)
the securities of Western for which holders shall be entitled to vote on the Arrangement Resolution shall be the Western Common Shares;

(b)
the Western Shareholders shall be entitled to vote on the Arrangement Resolution with each Western Shareholder being entitled to one vote for each Western Common Share held by such holder; and

(c)
the requisite majority for the approval of the Arrangement Resolution shall be two thirds of the votes cast by the Western Shareholders present in person or by proxy at the Western Meeting.

2.3   Information Circular and the Western Meeting

        As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(a)
Purchaser shall prepare the Purchaser Information for inclusion in the Information Circular and provide the Purchaser Information to Western in a timely and expeditious manner;

(b)
Western shall prepare the Information Circular and Western shall ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, in all cases ensuring compliance in all material respects with all Applicable Laws on the date of issue thereof;

(c)
Western shall convene the Western Meeting; and

(d)
Western shall cause the Information Circular to be mailed to the Western Shareholders and such other securityholders of Western or other third parties as may be required pursuant to the Interim Order, and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed.

2.4   Securities Law Compliance

(a)
Purchaser shall use reasonable efforts to obtain all orders, if any, required from the applicable Canadian Securities Authorities to permit the issuance and first resale of (i) the Exchangeable Shares and Purchaser Shares issued pursuant to the Arrangement and (ii) the Purchaser Shares issued upon exchange of the Exchangeable Shares from time to time, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any Applicable Laws or pursuant to the rules and regulations of any Governmental Authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a "control person" of Purchaser or Western for purposes of Canadian federal, provincial or territorial securities Laws); and

(b)
Purchaser shall prepare and file a registration statement on Form S-3 (or other applicable form) (the "Form S-3"), in order to register under the U.S. Securities Act the issuance of the Purchaser Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares. Purchaser shall use reasonable efforts to cause the Form S-3 to become effective under the U.S. Securities Act by the Effective Time and to maintain such effectiveness for the period that the Exchangeable Shares remain outstanding. If Purchaser is a "well-known seasoned issuer" as defined in Rule 405 under the U.S. Securities Act and eligible to use an automatic shelf registration statement as defined in Rule 405 for purposes of registering the issuance of Purchaser Shares upon exchange of the Exchangeable Shares, then Purchaser shall file an automatic shelf registration statement on or before the Effective Date and shall use reasonable efforts to maintain the effectiveness for the period during which the Exchangeable Shares are outstanding.

2.5   Preparation of Filings

(a)
Purchaser and Western shall cooperate in:

(i)
the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Purchaser or Western to be necessary to discharge their respective obligations under Canadian and United States federal, provincial, territorial and state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)
the taking of all such action as may be required under any applicable Canadian and United States federal, provincial, territorial or state securities Laws (including "blue sky laws") in connection with the issuance of the Exchangeable Shares and the Purchaser Shares in connection with the Arrangement; provided, however, that with respect to the United States "blue sky" and Canadian provincial qualifications neither Purchaser nor Western shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer of the Exchangeable Shares and the Purchaser Shares in connection with the Arrangement; and

(iii)
the taking of all such action as may be required under the ABCA, Applicable Canadian Securities Laws, the U.S. Securities Act and the Exchange Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(b)
Each of Purchaser and Western shall promptly furnish to the other all information concerning it and its securityholders as may be required for the effectuation of the actions described in Sections 2.1 and 2.4 and the foregoing provisions of this Section 2.5, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.6   Employees

(a)
Western shall arrange for the termination or resignation of, and use its reasonable commercial efforts to obtain releases in a form acceptable to Western and Purchaser, each acting reasonably, from those Western directors, officers and employees as may be determined by Purchaser prior to the Effective Date, without payment or accrual for payment of any severance costs except as set forth in the Disclosure Letter or as may be agreed upon by Purchaser in writing;

(b)
Purchaser agrees that, prior to the Effective Date, it will interview such Western employees and consultants with a view to determining which individuals it wishes to extend an offer of continued employment or provision of services (the "Continuing Employees");

(c)
The Parties acknowledge that the Arrangement will result in a "change of control" for purposes of the Western share option plan and the agreements thereunder (the "Western Option Plan") and the Western performance share unit plan and the agreements thereunder (the "Western PSU Plan") and Western executive and employee (if applicable) employment and "change of control" agreements and that all awards pursuant to the Western Option Plan and Western PSU Plan will be accelerated thereunder and, in that regard:

(i)
Purchaser acknowledges that upon approval of the Arrangement by the Western Shareholders, all outstanding options ("Western Options") granted pursuant to the Western Option Plan and all performance share units ("Western PSUs") granted pursuant to the Western PSU Plan shall be vested and shall be exercised, terminated or surrendered such that no options to purchase or receive Western Common Shares remain outstanding as at the Effective Date; and

(ii)
Purchaser acknowledges that pursuant to the Western Option Plan, a holder of Western Options (the "Optionee") may, prior to the Effective Time, elect to exercise all of the Western Options held by the Optionee, whether previously vested or unvested, upon payment to Western of the exercise price therefor and receive Western Common Shares in respect of the number of Western Options so exercised pursuant to the terms of the Western Option Plan. Purchaser acknowledges that Western may provide financing to the Optionees to facilitate the exercise of Western Options prior to the Effective Date on terms, conditions and documentation satisfactory to Purchaser, acting reasonably, provided that Western will retain a security interest in any such shares and any proceeds therefrom (including any proceeds received pursuant to the Arrangement) until such financing is repaid;

(d)
Western shall use its reasonable commercial efforts to cause all Western Common Shares issued upon the exercise of Western Options or payment of Western PSUs or Western deferred share units ("Western DSUs") granted pursuant to the Western deferred share unit plan ("Western DSU Plan") on or prior to the record date for the Western Meeting to be voted in favour of the Arrangement Resolution by those persons who continue to hold such Western Common Shares as of the Record Date;

(e)
Purchaser agrees that, prior to the Effective Time, the Western Board of Directors shall cause Western's contributions to the registered pension plan of Western to vest;

(f)
The Employee Obligations of Western shall not exceed the amount set forth in the Disclosure Letter; and

(g)
Western acknowledges that prior to giving effect to any of the foregoing matters provided for in this Section 2.6, it shall cooperate and consult with Marathon in respect thereof.

2.7   WesternZagros and Completion of Transactions

        Western, as the sole shareholder of WesternZagros, covenants and agrees to cause WesternZagros to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are reasonably necessary or desirable to effect and complete the transactions contemplated herein and in the Plan of Arrangement in accordance with the terms and conditions hereof and thereof and any and all covenants and agreements of Western contained herein and in the Plan of Arrangement shall, to the extent that they are required to be performed by WesternZagros, be and be deemed to be covenants and agreements of both Western and WesternZagros.

2.8   Effective Date

        The Arrangement shall become effective at the Effective Time on the Effective Date.

2.9   Recommendation of Western Board of Directors

        The Western Board of Directors has unanimously determined that the Arrangement is in the best interests of Western and the Western Shareholders, and has, based upon, among other things, the opinions of Western's financial advisors, unanimously determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend Western Shareholders vote in favour of the Arrangement. Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinions of Western's financial advisors, confirming the aforementioned opinions of such financial advisors, in the Information Circular.

2.10 Dissenting Shareholders

        Registered Western Shareholders entitled to vote at the Western Meeting may exercise Dissent Rights with respect to their Western Common Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Western shall give Purchaser prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Western and provide Purchaser with copies of such notices and written objections.

2.11 Disclosure Letter

        Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures in the Disclosure Letter must reference a particular Section in this Agreement in order to be deemed to relate to or modify such Section of this Agreement. The inclusion of any item in the Disclosure Letter shall not be construed as an admission by Western of the materiality of such item.

2.12 Tax Withholdings

        Purchaser and AcquisitionCo shall be entitled to deduct and withhold from any consideration otherwise payable to any Western Shareholder and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be, under the Plan of Arrangement such amounts as Purchaser or AcquisitionCo are required or reasonably believed to be required to deduct and withhold from such consideration in accordance with applicable Tax Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Western Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.

2.13 Marathon Guarantee

        Marathon hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquisitionCo of each and every covenant and obligation of AcquisitionCo arising under the Arrangement, including, without limitation, the due and punctual payment of the Purchase Funds, Exchangeable Shares and Purchaser Shares pursuant to the Arrangement. Marathon hereby agrees that Western shall not have to proceed first against AcquisitionCo before exercising its rights under this guarantee against Marathon.

2.14 Western Guarantee

        Western hereby unconditionally and irrevocably guarantees the due and punctual performance by WesternZagros of each and every covenant and obligation of WesternZagros arising under the Arrangement. Western hereby agrees that Marathon shall not have to proceed first against WesternZagros before exercising its rights under this guarantee against Western.

2.15 Tax Election

        Western or the member of the Western Group that sells the WesternZagros Shares to SpinCo (as defined in the Plan of Arrangement), as applicable, (the "Electing Party") shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA (and analogous provisions of provincial income tax law) with respect to such transfer following the Effective Time by providing two duly completed signed copies of the necessary election form to SpinCo at any time following the Effective Date. The elected amount therein shall be the lesser of $412,669,383 and the aggregate redemption amount of the redeemable preferred shares issued by SpinCo to the Electing Party. Thereafter, subject to the election form complying with the provisions of the ITA (or applicable provincial income tax law) the forms shall be signed by SpinCo and returned to Western within 30 days after receipt thereof. SpinCo will not be responsible for the proper completion of any election form and, except for the obligation of SpinCo to sign and return a duly completed election form, SpinCo will not be responsible for any taxes, interest or penalties resulting from the failure of the Electing Party to properly complete or file the election form in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

ARTICLE 3

COVENANTS

3.1   Covenants of Purchaser and AcquisitionCo

        Each of Purchaser and AcquisitionCo covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Western (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
the business of Purchaser and AcquisitionCo shall be conducted only in the usual and ordinary course consistent with past practices;

(b)
Purchaser and AcquisitionCo shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Purchaser or AcquisitionCo except as required in connection with the Arrangement and, in the case of AcquisitionCo, to facilitate the issuance of preferred shares with a value of approximately $65,000; (ii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or AcquisitionCo; or (iii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing except as disclosed in writing to Western prior to the date hereof;

(c)
Purchaser and AcquisitionCo will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Purchaser or AcquisitionCo, as the case may be;

(d)
each of Purchaser and AcquisitionCo will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Western in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(e)
Purchaser will use reasonable commercial efforts to obtain approval of the listing of Purchaser Shares issuable under the Arrangement and upon exercise of the Exchangeable Shares on the NYSE prior to the mailing of the Information Circular;

(f)
Purchaser and AcquisitionCo will make all other necessary filings and applications under Applicable Laws required on the part of Purchaser or AcquisitionCo, as the case may be, in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws;

(g)
neither Purchaser nor AcquisitionCo shall take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(h)
Purchaser and AcquisitionCo shall jointly and severally indemnify and save harmless Western, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may be subject or which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)
any misrepresentation or alleged misrepresentation in the Purchaser Information;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of Purchaser or AcquisitionCo in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Purchaser Shares or the Exchangeable Shares; and

(iii)
Purchaser or AcquisitionCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

  except that neither Purchaser nor AcquisitionCo shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Western Information, the negligence of Western or the non-compliance by Western with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

(i)
subject to Section 10.3, except for non-substantive communications with third parties and communications to legal and other advisors of Purchaser, Purchaser and AcquisitionCo will furnish promptly to Western: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Purchaser or AcquisitionCo in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(j)
except as contemplated herein, neither Purchaser nor AcquisitionCo shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Purchaser or AcquisitionCo, as the case may be, in this Agreement untrue in any material respect;

(k)
Purchaser and AcquisitionCo shall promptly notify Western in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Purchaser or AcquisitionCo threatened) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities of Purchaser or AcquisitionCo, whether contractual or otherwise;

(l)
Purchaser and AcquisitionCo shall use their reasonable commercial efforts to obtain the consent of any third parties required by Purchaser or AcquisitionCo for the transactions contemplated hereby and provide the same to Western on or prior to the Effective Date; and

(m)
Purchaser and AcquisitionCo shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

3.2   Additional Covenants of Purchaser and AcquisitionCo

        Purchaser and AcquisitionCo further covenant and agree that:

(a)
Prior to the Effective Time, AcquisitionCo shall not: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares and preferred shares; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Western, acting reasonably;

(b)
all rights to indemnification existing in favour of present and former directors and officers of (i) Western or (ii) any corporation of which Western is or was a shareholder or creditor and who are serving or did serve at Western's request, as provided by contract, in Western's articles or by-laws or in similar documents of any of Western's subsidiaries in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters, and Purchaser further unconditionally and irrevocably covenants and agrees to be jointly and severally liable with Western for the performance of this covenant following the Effective Date; and

(c)
Western shall be permitted to secure "run off" directors' and officers' liability insurance for Western's current and former directors and officers, covering claims made prior to or within six years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that provided pursuant to Western's current directors' and officers' insurance policy and Purchaser agrees to not take any action to terminate or otherwise adversely affect such directors' and officers' insurance.

3.3   Covenants of Western and WesternZagros

        Western and WesternZagros covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)
Western and WesternZagros will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the fulfillment of the same is within the control of Western and WesternZagros, as applicable;

(b)
each of Western and WesternZagros, as applicable, will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(c)
Western and WesternZagros will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, if applicable, reasonably required to be made on the part of Western and WesternZagros in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(d)
neither Western nor WesternZagros will take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(e)
the business of Western and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal set forth in the Disclosure Letter that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(f)
Western shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding Western Common Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Western Common Shares or other securities of Western or any of its subsidiaries (other than the issuance of any securities of WesternZagros), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Western Common Shares (other than on exercise of Western Options or pursuant to the Western PSU Plan); (iv) redeem, purchase or otherwise acquire any of the outstanding Western Common Shares or other securities, other than to satisfy the obligations of Western pursuant to the Western DSU Plan or the Western PSU Plan; (v) split, combine or reclassify any of the outstanding Western Common Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Western; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(g)
other than pursuant to commitments, expenditures or indebtedness which are set forth in the Disclosure Letter or which have been set forth in Western's annual budget of capital expenditures, operating expenses and general and administrative expenses as amended and supplemented by the Western Board of Directors (the "Western Budget") which for certainty includes expenditures made prior to the date of this Agreement as well as expenditures to be made after the date of this Agreement relating to the business and operations of WesternZagros, and previously provided to Purchaser in writing, Western shall not directly or indirectly: (i) sell, pledge, dispose of or encumber any assets except for the sale of petroleum substances in the ordinary course of business and consistent with Western's current marketing practices; (ii) expend or commit to expend any funds in excess of the Western Budget except in emergency situations; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) other than as set forth in the Plan of Arrangement in respect of the distribution of WesternZagros Shares to Western Shareholders, reorganize, amalgamate, merge of otherwise continue Western or any of its subsidiaries with any other Person or other business organization whatsoever; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) except as provided by Section 3.3(bb) and Section 3.3(cc), acquire any assets (other than purchases of inventories in the ordinary course of business); (vii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances (except to a subsidiary of Western other than WesternZagros), or amend the terms of any of its office leases or existing credit facilities; (viii) except for Employee Obligations, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in the Western Financial Statements or incurred in the ordinary course of business consistent with past practice; (ix) authorize, recommend or propose any release or relinquishment of any material Contracts; (x) except the distribution of the WesternZagros Shares to Western Shareholders pursuant to the Arrangement and obtaining all necessary consents to such transactions pursuant to Western's existing debt agreements, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (xi) enter into or terminate any strategic hedges, swaps or other financial instruments or like transactions; (xii) advance funds, transfer assets, or commit to advancing funds or transferring assets, directly or indirectly, to or for the benefit of WesternZagros; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(h)
except as permitted by Section 2.6, Western shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(i)
except as permitted by Section 2.6, neither Western nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(j)
except as permitted by Section 2.6 or as may be agreed to by Purchaser, neither Western nor any of its subsidiaries shall: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Western Options, Western PSUs or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Western or any of its subsidiaries or any other party not at arm's length to Western or any of its subsidiaries;

(k)
except as set forth in the Disclosure Letter, Western shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies for Western and any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Purchaser providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are full force and effect;

(l)
no amendments shall be made to outstanding Western Options or awards pursuant to the Western PSU Plan or the Western DSU Plan without the prior written consent of Purchaser other than as may be required to accommodate the treatment of Western Options, Western PSUs or Western DSUs as contemplated by Section 2.6(c) and Section 2.6(d) hereof and as permitted pursuant to Section 3.3(n) hereof;

(m)
subject to Section 2.6, Western shall use its commercially reasonable efforts to cause the resignation of all of the directors of Western and Western's subsidiaries as of Effective Time (and for mutual releases in form and substance satisfactory to Purchaser and Western, each acting reasonably, to be provided);

(n)
Western shall use its commercially reasonable efforts to ensure that all outstanding Western Options, Western PSUs and Western DSUs are either exercised, terminated, expired or surrendered prior to the Effective Time; provided that Western shall not pay the holders any amount of consideration therefor other than as set out herein, nor shall Western make any amendment to outstanding Western Options without the prior written consent of Purchaser, except: (i) to permit the early vesting of Western Options; and (ii) to permit the Optionee to exercise Western Options in accordance with Section 2.6(c) hereof;

(o)
Western and WesternZagros shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(p)
Western shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Western, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Western or any of its subsidiaries or of any change in any representation or warranty provided by Western or WesternZagros in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Western shall in good faith discuss with Purchaser any such change in circumstances which is of such a nature that there may be a reasonable question as to whether notice need be given to Purchaser pursuant to this provision;

(q)
Western shall ensure that it has available funds to permit the payment of the Purchaser Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(r)
Western shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(s)
Western shall provide notice to Purchaser of the Western Meeting and allow Purchaser's representatives and legal counsel to attend such Western Meeting;

(t)
Western shall indemnify and save harmless Purchaser, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i)
  any misrepresentation or alleged misrepresentation in the Western Information;

  (ii)
  any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of Western in compliance or intended compliance with Applicable Canadian Securities Laws; and

  (iii)
  Western not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

  except that Western shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Purchaser Information, the negligence of Purchaser or the non-compliance by Purchaser with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(u)
WesternZagros shall indemnify and save harmless Purchaser, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)
any misrepresentation or alleged misrepresentation in the WesternZagros Information;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of WesternZagros in compliance or intended compliance with Applicable Canadian Securities Laws; and

(iii)
WesternZagros not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

  except that WesternZagros shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Purchaser Information, the negligence of Purchaser or the non-compliance by Purchaser with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(v)
subject to Section 10.3, except for proxies and other non-substantive communications with securityholders, Western will furnish promptly to Purchaser or Purchaser's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Western and WesternZagros in connection with: (i) the Arrangement; (ii) the Western Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(w)
management of Western shall solicit proxies to be voted at the Western Meeting in favour of matters to be considered at the Western Meeting, including the Arrangement Resolution;

(x)
Western shall conduct the Western Meeting in accordance with the by-laws of Western, the ABCA, Applicable Canadian Securities Laws and any instrument governing the Western Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(y)
Western agrees to defer (or postpone) the separation time of the rights under the Western Shareholder Rights Plan in respect of the transactions contemplated herein and to waive the application of the Western Shareholder Rights Plan to the Arrangement immediately prior to the Effective Time;

(z)
Western and WesternZagros will take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(aa)
Western shall promptly advise Purchaser of the number of Western Common Shares for which Western receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(bb)
Western will use its reasonable commercial efforts to elect to participate in the Expansion 2 Feasibility Study set forth in the Feasibility Notification dated July 5, 2007 prior to the expiry of the 60 day election period therefor;

(cc)
in the event that Western becomes entitled to participate in the acquisition of any lease in accordance with any area of mutual interest agreement (including without limitation, the Athabasca Oil Sands Project Participation and AMI Agreement dated December 6, 1999, as amended), Western shall promptly notify Purchaser upon receipt by Western of notice in respect thereof and consult with Purchaser regarding such acquisition opportunity. If requested by Purchaser, Western shall exercise its right to participate in such acquisition in accordance with the terms and conditions of such area of mutual interest agreement;

(dd)
Western shall: (i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes shown on such Tax Returns; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into a closing agreement with any Governmental Authority; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Tax Return for the taxation years ending December 31, 2005 and December 31, 2006; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with GAAP, for all Taxes accruing in respect of Western which are not due or payable prior to the Effective Date;

(ee)
the Western Group shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation, without the consent of Purchaser, such consent not to be unreasonably withheld;

(ff)
Western agrees to cooperate, and to cause the other members of the Western Group to cooperate, with Purchaser and its tax advisors in planning and implementing transactions:

(i)
subject to the terms of Western's existing credit facilities, to restructure and refinance the outstanding indebtedness of the Western Group in a manner that is tax effective, including the possible liquidation of Western Oil Sands Finance Inc.;

(ii)
in preparation for the ultimate sale of the WesternZagros Shares by a member of the Western Group including, without limitation, a possible sale of the WesternZagros Shares within the Western Group;

  (iii)
  to address certain tax issues arising from the Western Oil Sands L.P., including the possible liquidation of Western Oil Sands L.P.; and

  (iv)
  to the extent possible, to ensure that there is tax shelter available in the relevant taxation year to the relevant member of the Western Group that is sufficient to offset gains incurred by such member of the Western Group as a result of the realization of foreign currency exchange gains upon the restructuring and refinancing of outstanding indebtedness of the Western Group and on the disposition of WesternZagros Shares;

  such transactions to be implemented in a manner satisfactory to Purchaser, acting reasonably;

(gg)
Western and WesternZagros will use their reasonable commercial efforts to, prior to the Closing Time, assign and novate or terminate those Contracts set forth in the Disclosure Letter (other than those Contracts which have expired and are no longer in effect); and

(hh)
concurrently with the execution of this Agreement, executed support agreements from all of the directors and officers of Western will be delivered to Purchaser in the form agreed to by Western and Purchaser as of the date hereof.

3.4   Mutual Covenants Regarding the Arrangement

        From the date of this Agreement until the Effective Date or termination of this Agreement, each of Purchaser and Western will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)
to ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the Purchaser Information in the form approved by Purchaser and the Western Information in the form approved by Western and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Western that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Western Board of Directors that the Arrangement is fair to Western Shareholders and is in the best interests of Western and Western Shareholders, and include the unanimous recommendation of the Western Board of Directors that the Western Shareholders vote in favour of the consideration in respect of the Arrangement Resolution; and (iii) the fairness opinions of Western's financial advisors that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders;

(b)
to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees pursuant to the provisions of Section 2.6(b);

(c)
to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d)
to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;

(e)
reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement and other transactions contemplated to occur in conjunction with the Arrangement in a tax effective manner and making such amendments to this Agreement or the Plan of Arrangement, as the other Party and its tax advisors shall consider necessary acting reasonably, including any amendments required as a result of the planning and implementation of the matters set forth in Section 3.3(ff) and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that Western shall not be obligated to consent or agree to any structuring contemplated by this Section 3.4(e) that has the effect of reducing the consideration to be received under the Arrangement by the Western Shareholders or the tax deferred treatment to such securityholders in respect of the Exchangeable Shares to be received by such securityholders under the ITA; and

(f)
to cause the Effective Date to occur on or before November 30, 2007 (the "Outside Date") and to cause the mailing of the Information Circular to Western Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by October 1, 2007 (the "Mailing Date").

        Each of Purchaser and Western will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Western, subject in all cases to the Confidentiality Agreement.

3.5   Covenants Regarding Non-Solicitation

(a)
Western shall and shall cause the officers, directors, employees, representatives and agents of it and its subsidiaries to immediately cease any existing discussions or negotiations with any Person (other than Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and to request, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of all confidential information provided in connection therewith;

(b)
Subject to Sections 3.5(c), (d), (e) and (f), Western shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, attorney or other representative or agent of it or any of its subsidiaries:

(i)
solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii)
participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)
withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to Purchaser, the approval of the Western Board of Directors of the Arrangement or the recommendation of the Western Board of Directors to vote in favour of the Arrangement;

(iv)
furnish or provide access to any information concerning Western, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(v)
waive any provisions of or release or terminate any confidentiality or standstill agreement between Western and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

(vi)
accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Acquisition Proposal;

(c)
Prior to the Effective Date, Western and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such

  Person of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish to such Person information concerning Western and its business, properties and assets, in each case if, and only to the extent that:

  (i)
  such Person has first made an unsolicited bona fide Acquisition Proposal which the Western Board of Directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

  (ii)
  the Western Board of Directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the Western Board of Directors to the Western Shareholders; and

  (iii)
  Western has provided to Purchaser the information required to be provided under Section 3.5(e) in respect of such Acquisition Proposal and has promptly notified Purchaser in writing of the determinations in paragraphs 3.5(c)(i) and (ii) above;

(d)
If, prior to the Effective Time, Western receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Acquisition Proposal, Western may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Acquisition Proposal for consideration by the Western Board of Directors in accordance with this Section 3.5 and to enter into, or participate in, any discussions or negotiations with Western and be furnished with information concerning Western, to the extent permitted pursuant to Section 3.5(c);

(e)
Western shall promptly notify Purchaser, at first orally and then in writing, of any Acquisition Proposal received after the date hereof, of any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date hereof that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to Western received after the date hereof or for access to the properties, books or records of Western by any Person that informs Western that it is considering making, or has made, an Acquisition Proposal after the date hereof; which notice will include any known material terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as Purchaser may reasonably request, including the identity of the Person making such proposal, inquiry or contact. Western shall keep Purchaser informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Western shall provide Purchaser with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal pursuant to Section 3.5(c) and shall provide Purchaser with access to any information provided to any such Person;

(f)
Western shall give Purchaser, orally and in writing, at least three (3) Business Days advance notice of any decision by the Western Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Western Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three (3) Business Day period, Western agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted in Section 3.5(d). In addition, during such three (3) Business Day period Western shall, and shall cause its financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Western to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Purchaser proposes to amend this Agreement and the Arrangement to provide that the Western Shareholders shall receive a value per Western Common Share equal to or having a value greater than the value per Western Common Share provided in the Superior Proposal and so advises the Western Board of Directors prior to the expiry of such three (3) Business Day period, the Western Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Arrangement. If the Western Board of Directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects Purchaser's amended proposal, Western may terminate this Agreement pursuant to Section 8.1(a)(iv), provided however, that Western must pay to the Purchaser the Purchaser Termination Fee concurrently with such termination. In the event that Western provides Purchaser with a copy of the notice referred to in this Section 3.5(f) on a date that is less than three (3) Business Days prior to the Western Meeting, Western shall adjourn the Meeting to a date that is not less than three (3) Business Days and not more than 10 Business Days after the date of the notice;

(g)
Nothing contained in this Section 3.5 shall prohibit the Western Board of Directors from: (i) making any disclosure of an Acquisition Proposal to the Western Shareholders prior to the Effective Time if, in the good faith judgment of the Western Board of Directors after receiving the advice of outside counsel, such disclosure is necessary for the Western Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under Applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 3.5(c); (iv) complying with Section 172 of the Securities Act and similar provisions under Applicable Laws relating to the provision of directors' circulars and making appropriate disclosure with respect thereto to Western Shareholders; and (v) waiving the application of the Western Shareholder Rights Plan in respect of any Superior Proposal but only following Western's compliance with Section 3.5(f);

(h)
Western also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 3.5(f) to initiate an additional three (3) Business Day notice period;

(i)
The Western Board of Directors shall promptly reaffirm its recommendation of the Arrangement by press release after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; and

(j)
Purchaser agrees that all information that may be provided to it by Western with respect to any Acquisition Proposal pursuant to this Section 3.5 shall be treated as if it were "Confidential Information" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.
3.6   Provision of Information; Access

        Until the Effective Date or termination of this Agreement, each Party agrees to keep the Other Party fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Western and Purchaser. Each Party shall confer with and obtain the approval of the Other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1   Representations and Warranties of Purchaser

        Purchaser represents and warrants to and in favour of Western and acknowledges that Western is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)
Organization and Qualification.    Each of Purchaser and AcquisitionCo is a corporation duly incorporated or amalgamated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each of the Purchaser Parties is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned or leased, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. Copies of the constating documents of the Purchaser Parties provided to Western, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(b)
Authority Relative to this Agreement.    Each of the Purchaser and AcquisitionCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Purchaser and AcquisitionCo of the transactions contemplated by the Arrangement have been duly authorized by the Purchaser Board of Directors and the AcquisitionCo Board of Directors and no other proceedings on the part of Purchaser or AcquisitionCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Purchaser and AcquisitionCo and constitutes a legal, valid and binding obligation of each of Purchaser and AcquisitionCo enforceable against each of Purchaser and AcquisitionCo in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)
No Violations.    Except as disclosed by Purchaser to Western in writing prior to the date of this Agreement, or as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Purchaser or AcquisitionCo nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Purchaser Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the certificate of incorporation, articles or by-laws of either Purchaser Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Purchaser Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Purchaser Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate have any Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Purchaser; and

  (ii)
  other than in connection with or in compliance with the provisions of Applicable Laws in relation to completion of the Arrangement or which are required to be fulfilled post Arrangement: (A) there is no legal impediment to the Purchaser Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate have a Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the Arrangement;

(d)
Financing.    Purchaser has sufficient means and on the Effective Date will have made arrangements to have sufficient financing available to effect payment of the aggregate cash consideration payable in connection with the Arrangement, through AcquisitionCo;

(e)
Litigation.    Except as Publicly Disclosed by Purchaser, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Purchaser, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Purchaser and its subsidiaries or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Purchaser and its subsidiaries which, if successful, would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Purchaser, or would significantly impede the ability of Purchaser to consummate the Arrangement;

(f)
United States Securities Laws.    Purchaser has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2007, under the Exchange Act and the outstanding Purchaser Shares are listed for trading on the NYSE;

(g)
Capitalization.    As of the date hereof, the authorized capital of Purchaser consists of 1,100,000,000 Purchaser Shares and 26,000,000 shares of preferred stock of Purchaser. As of June 30, 2007, there are issued and outstanding 681,275,724 Purchaser Shares and no other shares are issued and outstanding. Except pursuant to officer, director and employee compensation arrangements or incentive plans that have been Publicly Disclosed by Purchaser, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares). All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Purchaser Shares issuable in accordance with the Plan of Arrangement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights;

(h)
Exchangeable Shares.    All Exchangeable Shares issuable in accordance with the Plan of Arrangement will be duly authorized and validly issued by AcquisitionCo as fully paid and non-assessable and will not be subject to any pre-emptive rights;

(i)
Purchaser Financial Statements.    As of their respective dates, the Purchaser Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Purchaser Financial Statements, were prepared in accordance with U.S. GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser's independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly, in accordance with U.S. GAAP, the consolidated financial position, results of operations and changes in financial position of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Purchaser accounting policies, except as described in the notes to the Purchaser Financial Statements, since January 1, 2007;

(j)
Public Record.    Since January 1, 2007, the information and statements set forth in the Public Record were true, correct and complete in all material respects as of the date of such information and statements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(k)
Absence of Certain Changes or Events.    Except as Publicly Disclosed by Purchaser, and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2006, Purchaser has conducted its business only in the ordinary course of business substantially consistent with past practice; and, without limiting the generality of the foregoing, except as Publicly Disclosed by Purchaser, there has not occurred:

(i)
an amendment or proposed amendment to the articles or by-laws of Purchaser;

(ii)
a Material Adverse Change with respect to Purchaser;

(iii)
any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(iv)
any redemption, repurchase or other acquisition of Purchaser Shares by Purchaser, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Purchaser Shares, other than the payment of dividends in the ordinary course on the Purchaser Shares, if any, in accordance with their terms and other than transactions after March 31, 2007 that are of the kind described in Item 2 of Part II of Purchaser's Quarterly Report on Form 10-Q for the period ended March 31, 2007;

(v)
any resolution to approve a split, consolidation or reclassification of any of its outstanding Purchaser Shares;

(vi)
any change in its financial accounting methods, policies or practices, other than changes required by U.S. GAAP or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice; or

(vii)
any agreement by Purchaser to do any of the foregoing;

(l)
Registration, Exemption Orders, Licenses, etc.    Purchaser has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations of or from any Governmental Authority necessary in connection with the conduct of its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the "Governmental Authorizations"), except where the failure to obtain or be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. No proceedings are pending or, to the knowledge of Purchaser, threatened, which could result in the revocation or limitation of any such Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser;

(m)
Compliance with Laws.    Except as Publicly Disclosed by Purchaser, the operations and business of Purchaser are and have been carried out in compliance and not in violation of any Applicable Laws, other than non-compliance or violation, which individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser, and Purchaser has not received any notice of any alleged violation of any such Laws except where such notice would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser;

(n)
Restrictions on Business Activities.    Except as Publicly Disclosed by Purchaser, there is no judgment, injunction or order binding upon Purchaser that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or have a Material Adverse Effect on Purchaser;

(o)
Non-Arm's Length Transactions.    Except as Publicly Disclosed by Purchaser, there are no material Contracts or other transactions currently in place between Purchaser, on the one hand, and (i) any officer or director of Purchaser, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Purchaser or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand;

(p)
Taxes, etc.    Except as disclosed in writing to Western:

(i)
all Tax Returns required to be filed by or on behalf of Purchaser for periods ended on and prior to the date of this Agreement by Purchaser have been duly filed on a timely basis and such tax returns are complete and correct in all material respects;

(ii)
Purchaser has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Purchaser has established adequate accruals in conformity with U.S. GAAP in the Purchaser Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Purchaser has, in all material respects, made adequate provision in its respective books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)
no material deficiencies exist or have been asserted with respect to Taxes of Purchaser or any of its subsidiaries; and

(iv)
none of Purchaser or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against Purchaser or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on Purchaser;

(q)
Pensions.    Purchaser has provided adequate accruals in the Purchaser Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Purchaser and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Purchaser or its subsidiaries for such periods;

(r)
No Orders.    No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the Purchaser Shares or any other securities of Purchaser or AcquisitionCo has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser or AcquisitionCo, are contemplated or threatened under any Applicable Laws or by any Governmental Authority;

(s)
Books and Records.    The records and minute books of the Purchaser Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects;

(t)
Absence of Undisclosed Liabilities.    Except as Publicly Disclosed by Purchaser, none of Purchaser or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)
those set forth or adequately provided for or disclosed in the most recent balance sheet and associated notes thereto included in the Purchaser Financial Statements (the "Purchaser Balance Sheet");

(ii)
those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheet under U.S. GAAP;

(iii)
those incurred in the ordinary course of business since the date of the Purchaser Balance Sheet and consistent with past practice; or

(iv)
those incurred in connection with the execution of this Agreement;

(u)
Environmental.    Except as Publicly Disclosed by Purchaser, to the knowledge of Purchaser, the Purchaser (i) is in compliance with any and all applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability, proceeding, application, order or directive for the investigation or remediation of any disposal or release of Hazardous Substances or otherwise as may require any material work, repairs, construction or expenditure or any demand or notice with respect to the breach of any Environmental Laws applicable to Purchaser, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any Hazardous Substance, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability or other matter would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser; and

(v)
Board Approval.    The Purchaser Board of Directors and the AcquisitionCo Board of Directors have each unanimously endorsed the Arrangement and approved this Agreement and the Arrangement.

4.2   Representations and Warranties of Western

        Western represents and warrants to and in favour of the Purchaser Parties and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the consummation of the Arrangement.

(a)
Organization and Qualification.    Each member of the Western Group has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the Western Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Western. Copies of the constating documents of each member of the Western Group provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(b)
Authority Relative to this Agreement.    Each of Western and WesternZagros has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Western and WesternZagros of the transactions contemplated by the Arrangement has been duly authorized by the Western Board of Directors and the WesternZagros Board of Directors and, subject to the requisite approval of the Western Shareholders and the obtaining of the Final Order, no other proceedings on the part of Western and WesternZagros are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Western and WesternZagros and constitutes a legal, valid and binding obligation of each of Western and WesternZagros enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)
Subsidiaries.    Western has no subsidiaries, other than WesternZagros and 852006 Alberta Ltd., Western Oil Sands L.P., Western Oil Sands Finance Inc., WesternZagros Ltd., 1331614 Alberta Ltd., Western US Holdings Inc., Western Oil Holdings (Barbados) Inc., Western Oil International Holdings Limited, Western Oil Sands (USA) Inc., Western Bluewater Resources (Trinidad) Inc. and 1318214 Alberta Ltd. (collectively, with Western, the "Western Group") and Western owns, directly or indirectly, 100% of the outstanding securities of each of such subsidiaries. All of the outstanding shares and all other ownership interests in the subsidiaries of Western are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Western, are owned by Western free and clear of all Encumbrances, except pursuant to restrictions on transfer contained in the articles of such subsidiary. There are no rights of first refusal and similar rights restricting transfer of the Western Common Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and there are no outstanding contractual or other obligations of any member of the Western Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them;

(d)
No Violations.    Except as disclosed to Purchaser in the Disclosure Letter, or as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Western and WesternZagros nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Western Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Western Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of either Western Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust agreement, lien, contract or other instrument or obligation to which a member of the Western Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a member of the Western Group is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Western Group or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Western, or significantly impede the ability of the Western Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Western; and

  (ii)
  other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approval of Western Shareholders and the obtaining of the Final Order: (A) there is no legal impediment to the Western Parties' consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Western Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Western, or significantly impede the ability of the Western Parties to consummate the Arrangement;

(e)
Litigation.    Except as set forth in the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Western, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Western Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the Western Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Western, or would significantly impede the ability of the Western Parties to consummate the Arrangement;

(f)
Taxes, etc.    Except as disclosed to Purchaser in the Disclosure Letter:

(i)
all Tax Returns required to be filed by or on behalf of any member of the Western Group for periods ended on and prior to the date of this Agreement have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Western Group with respect to items or periods covered by such Tax Returns;

(ii)
each member of the Western Group has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Western has established adequate accruals in conformity with GAAP in the Western Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Western has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

  (iii)
  Purchaser has been furnished by Western true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any member of the Western Group or on behalf of any member of the Western Group relating to the Taxes for any taxable period beginning within 8 years from the date hereof; and (B) any material Tax Returns for each member of the Western Group for any taxable period beginning within 3 years from the date hereof;

  (iv)
  no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Western or any of its subsidiaries that have not yet been settled;

  (v)
  no member of the Western Group is a party to any tax sharing, tax indemnity or tax allocation agreement or arrangement and no member of the Western Group has or could have any material liabilities or obligations in respect of Taxes under any such tax sharing, tax indemnity or tax allocation agreement. No material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement or as a result of this transaction;

  (vi)
  each of the owners of the Athabasca Oil Sands Project takes all of its product in kind and does not engage in any joint marketing of products. Each joint venture partner will continue to report separately its share of the items of income, deduction and credits of the joint venture on their respective tax returns and such separate reporting has occurred since the formation of the joint venture;

  (vii)
  no member of the Western Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Western, has such an event been asserted in writing by any Governmental Authority or threatened against Western or its subsidiaries or any of their respective assets that would have, individually or in the aggregate, a Material Adverse Effect on Western. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Western or its subsidiaries. No audit by Taxing Authorities of Western or its subsidiaries is in process or to the knowledge of Western, pending; and

  (viii)
  the Disclosure Letter contains a list of all jurisdictions (whether foreign or domestic) in which any member of the Western Group currently files a tax return;

(g)
Pensions.    Western has provided adequate accruals in the Western Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Western and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Western or its subsidiaries for such periods;

(h)
Reporting Issuer Status.    Western is a "reporting issuer" in each province of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Western Common Shares are listed and posted for trading on the TSX;

(i)
Capitalization.    As of the date hereof, the authorized capital of Western consists of an unlimited number of Western Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares, an unlimited number of Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series. As of the date hereof, there are issued and outstanding 161,876,552 Western Common Shares and no other shares are issued and outstanding. Other than Western Options, Western PSUs and Western DSUs to acquire up to 3,482,012 Western Common Shares and rights issued under the Western Shareholder Rights Plan, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Western of any securities of Western (including Western Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Western (including Western Common Shares). All outstanding Western Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Western Common Shares issuable upon the exercise of Western Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Western Common Shares, there are no securities of any member of Western Group outstanding which have the right to vote generally (or except for the Western Options, Western PSUs and Western DSUs are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Western Shareholders on any matter;

(j)
Equity Monetization Plans.    Except as set forth in the Disclosure Letter and other than the Western Options, Western PSUs and Western DSUs, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Western and which are based upon the revenue, value, income or any other attribute of any member of the Western Group;

(k)
No Orders.    No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Western Common Shares or any other securities of Western or WesternZagros has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Western, are contemplated or threatened under any Applicable Laws or by any Governmental Authority;

(l)
Reports.    As of their respective dates: (i) the Western Financial Statements; (ii) Western's statement of oil and gas reserves data and other oil and gas information dated February 7, 2007 (the "GLJ Report") filed pursuant to National Instrument 51-101; (iii) Western's information circular dated May 1, 2007; and (iv) all Western press releases, material change reports and business acquisition reports filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Western Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Western's independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Western on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Western on a consolidated basis. There has been no material change in Western accounting policies, except as described in the notes to the Western Financial Statements, since January 1, 2007. Western has not filed any prospectuses or other offering document used by Purchaser in the offering of its securities, with the Securities Authorities since January 1, 2007;

(m)
Books and Records.    The financial books, records and accounts of each member of the Western Group, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Western Group and (iii) accurately and fairly reflect the basis for the Western Financial Statements. The corporate records and minute books of each member of the Western Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Purchaser;

(n)
Absence of Certain Changes or Events.    Except as set forth in the Disclosure Letter and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2006, Western has conducted its business only in the ordinary course of business substantially consistent with past practice; and, without limiting the generality of the foregoing, except as set forth in the Disclosure Letter, there has not occurred:

(i)
an amendment or proposed amendment to the articles or by-laws of Western;

(ii)
a Material Adverse Change with respect to Western;

(iii)
any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(iv)
any redemption, repurchase or other acquisition for cancellation of Western Common Shares by Western or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Western Common Shares;

(v)
any resolution to approve a split, consolidation or reclassification of any of its outstanding Western Common Shares;

(vi)
any change in its financial accounting methods, policies or practices, other than changes required by GAAP or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice;

(vii)
the granting by any member of the Western Group to any employees of the Western Group of any increase in compensation or benefits (including without limitation change of control agreements), except in the ordinary course of business consistent with past practice;

(viii)
the adoption of, any material amendment to or any termination of any bonus, profit sharing, employee benefit plan, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangement for the benefit of Western employees, except in the ordinary course of business consistent with past practice;

(ix)
any sale, pledge, lease, disposition or Encumbrance of any of the assets of any member of the Western Group except in the ordinary course of business consistent with past practice;

(x)
any acquisition by any member of the Western Group (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) of any corporation, partnership or other Person or other business organization or division thereof (other than a member of the Western Group), or any investment either by the purchase of securities, contributions of capital, property, or any purchase of property or assets of any other Person (other than a member of the Western Group);

(xi)
other than in respect of Western's existing credit facilities, the creation by any member of the Western Group of any indebtedness for borrowed money owed to a Person who is not a member of the Western Group or any other Liability or obligation owed to a Person who is not a member of the Western Group, or the issuance by any member of the Western Group of any debt securities or the guarantee, endorsement or otherwise acceptance of responsibility for the obligations of any other Person, or the making of any loans, or advances by any member of the Western Group, except in the ordinary course of business consistent with past practice;

(xii)
except as set forth in the Western Budget, the implementation of or commitment to incur by any member of the Western Group any capital expenditure;

  (xiii)
  any waiver of any provisions of, or release or termination of, any confidentiality or standstill agreement by any member of the Western Group in favour of any Person, or any amendment to any such agreement, or any consent to the making of a proposal in accordance with the terms of such agreement;

  (xiv)
  any material Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any amended Tax Returns or claims for material Tax refunds filed, any closing agreement entered into or request for a Tax ruling made, any Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered; or

  (xv)
  any agreement by any member of the Western Group to do any of the foregoing;

(o)
Registration, Exemption Orders, Licenses, etc.    To the knowledge of Western, Western has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other Governmental Authorizations, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western. No proceedings are pending or, to the knowledge of Western, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western;

(p)
Compliance with Laws.    The operations and business of each member of the Western Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western, and Western has not received any notice of any alleged violation of any such Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Western;

(q)
Restrictions on Business Activities.    There is no judgment, injunction or order binding upon any member of the Western Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Western;

(r)
Non-Arm's Length Transactions.    There are no material Contracts or other transactions currently in place between any member of the Western Group, on the one hand, and (i) any officer or director of a member of Western, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Western or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand;

(s)
Title.    Although it does not warrant title, Western has no reason to believe that Western or its subsidiaries, other than WesternZagros for which no representation and warranty is given, does not have title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "Interests") and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Western Group (other than WesternZagros) except as disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief, Western holds the Interests under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, individually or in the aggregate, not have a Material Adverse Effect on Western;

(t)
GLJ Report.    Western has made available to GLJ Petroleum Consultants Ltd. ("GLJ"), prior to the issuance of GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, Western has no knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to GLJ since the date that such information was provided. Western believes that the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as of its effective date based upon information available at the time such reserves information was prepared, and Western believes that, at the date of such report, such report did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(u)
Environmental.    To the knowledge of Western, each of the Western Parties (i) is in compliance with any and all applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of any actual or potential liability, proceeding, application, order or directive for the investigation or remediation of any disposal or release of Hazardous Substances or otherwise as may require any material work, repairs, construction or expenditure or any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Western Group, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any Hazardous Substance, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability or other matter would not, individually or in the aggregate, have a Material Adverse Effect on Western;

(v)
Public Record.    Since January 1, 2007, the information and statements set forth in the Public Record were true, correct and complete in all material respects as of the date of such information and statements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(w)
Absence of Undisclosed Liabilities.    None of Western or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)
those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Western Financial Statements (the "Western Balance Sheet");

(ii)
those incurred in the ordinary course of business and not required to be set forth in the Western Balance Sheet under GAAP;

(iii)
those incurred in the ordinary course of business since the date of the Western Balance Sheet and consistent with past practice; and

(iv)
those incurred in connection with the execution of this Agreement;

(x)
Employee Benefit Plans.    Western has provided to Purchaser true, complete and correct copies of each employee benefits plan (collectively, the "Western Plans") covering active, former or retired employees of each member of the Western Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Western Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Western Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Western, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval; (iv) to the knowledge of Western, there are no pending or anticipated material claims against or otherwise involving any of the Western Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Western Plan activities) has been brought against or with respect to any Western Plan; (v) all material contributions, reserves or premium payments required to be made to the Western Plans have been made or provided for; and (vi) no member of the Western Group has any material obligations for retiree health and life benefits under any Western Plan;

(y)
Brokers and Finders.    The Western Parties have not retained nor will they retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Goldman, Sachs & Co., TD Securities Inc. and Tristone Capital Inc. have been retained as Western's financial advisors in connection with certain matters including the transactions contemplated hereby. Western has delivered to the Purchaser Parties a true and complete copy of its agreements with Goldman, Sachs & Co. and TD Securities Inc. and Western hereby agrees not to amend such agreements without Purchaser's consent. There are no fees payable to such advisors other than those disclosed in such agreements;

(z)
Employment and Officer Obligations.    Other than as disclosed in the Disclosure Letter, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of any member of the Western Group. The obligations of the Western Group under all such employment or consulting services agreements, termination, retention, severance plans or policies for severance, termination, retention or bonus payments or any other payments related to any Western incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Disclosure Letter;

(aa)
Fairness Opinions.    The Western Board of Directors has received opinions as of July 30, 2007 from Goldman, Sachs & Co. and TD Securities Inc. that the consideration to be received from Purchaser by Western Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Western Shareholders;

(bb)
Insurance.    Policies of insurance that are in force as of the date hereof naming any member of the Western Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Western Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect such member of the Western Group's interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement;

(cc)
Board Approval.    The Western Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Western and the Western Shareholders, and has, among other things, based on the opinion of its financial advisors, unanimously determined that the consideration in the respect of the Arrangement is fair, from a financial point of view, to Western Shareholders and has resolved to unanimously recommend approval of the Arrangement by Western Shareholders;

(dd)
Western Shareholder Rights Plan.    The Western Shareholder Rights Plan will not apply to the Arrangement and prior to the Effective Time, Western will not implement any other shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Western Common Shares or other securities of Western or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or in connection with the Arrangement;

(ee)
Disclosure Letter.    The matters disclosed to Purchaser in the Disclosure Letter remain true and correct as of the date hereof;

(ff)
Proceeds of Crime.    To the knowledge of Western, neither Western nor WesternZagros has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Western and WesternZagros and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(gg)
Material Contracts.    Western has provided to Purchaser an index as disclosed in the Disclosure Letter which lists the various Contracts regarding the Western Group which have been provided to Purchaser. Except as disclosed in the Disclosure Letter, such Contracts include all Contracts material to the conduct of the business and affairs of the Western Group and all such material Contracts are valid and subsisting. To the knowledge of Western, it is not, nor is it alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect of any such material Contract and, to the knowledge of Western, no other party to any such material Contract is (with or without the lapse of time or the giving of notice or both) in breach or default in any material respect thereunder;

(hh)
No Guarantees.    Except as set forth in the Disclosure Letter, Western has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of WesternZagros; and

(ii)
WesternZagros Contracts.    There are no Contracts relating to the business and affairs of WesternZagros other than as disclosed in the Disclosure Letter.

4.3   Representations and Warranties of WesternZagros

        WesternZagros represents and warrants to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)
Parent and Subsidiaries.    Western owns 100% of the issued and outstanding shares of WesternZagros and except for Western Oil International Holdings Limited and WesternZagros Limited, WesternZagros has no subsidiaries that are material to its business, operation or financial condition;

(b)
Capitalization.    As of the date hereof, the authorized capital of WesternZagros consists of an unlimited number of common shares, an unlimited number of non-voting class A common shares and an unlimited number of preferred shares, issuable in series. There are no options, warrants or other rights, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by WesternZagros of any securities of WesternZagros or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of WesternZagros. All outstanding common shares and non-voting class A common shares in the capital of WesternZagros have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(c)
Organization and Qualification.    WesternZagros is a corporation duly incorporated or amalgamated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. WesternZagros is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on WesternZagros. Copies of the constating documents of WesternZagros provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(d)
Authority Relative this Agreement.    WesternZagros has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by WesternZagros of the transactions contemplated by the Arrangement has been duly authorized by the WesternZagros Board of Directors and, expect as specified herein, no other proceedings on the part of WesternZagros are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by WesternZagros and constitutes a legal, valid and binding obligation of WesternZagros enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(e)
Proceeds of Crime.    To the knowledge of WesternZagros, neither Western nor WesternZagros has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Western and WesternZagros and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(f)
No Guarantees.    Except as set forth in the Disclosure Letter, Western has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of WesternZagros; and

(g)
WesternZagros Contracts.    There are no Contracts relating to the business and affairs of WesternZagros other than as disclosed in the Disclosure Letter.

4.4   Privacy Issues

(a)
For the purposes of this Section 4.4, the following definitions shall apply:

(i)
"applicable law" means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)
"applicable privacy laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)
"authorized authority" means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)
"Personal Information" means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Purchaser by Western in accordance with this Agreement and/or as a condition of the Arrangement;

(b)
The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the "Disclosed Personal Information");

(c)
Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (a) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual;

(d)
Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement;

(e)
Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information;

(f)
Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement;

(g)
Where authorized by applicable law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims; and

(h)
Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

ARTICLE 5

CONDITIONS PRECEDENT

5.1   Mutual Conditions Precedent

        The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)
on or prior to September 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and Western, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Western, acting reasonably, on appeal or otherwise;

(b)
the Mailing Date shall occur not later than October 1, 2007;

(c)
the Arrangement Resolution shall have been passed by the Western Shareholders, on or prior to November 23, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of Purchaser and Western, acting reasonably;

(d)
on or prior to November 30, 2007, the Final Order shall have been granted in form and substance satisfactory to Purchaser and Western, acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Western, acting reasonably, on appeal or otherwise;

(e)
the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Western, acting reasonably;

(f)
the Effective Date shall have occurred not later than the Outside Date;

(g)
Purchaser and Western shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant Governmental Authorities, on terms and conditions satisfactory to the Parties, acting reasonably, including without limitation:

(i)
the approval of the Western Shareholders required for the Arrangement pursuant to the ABCA or as required by the Court and other matters relating to the Arrangement;

(ii)
the approval of the Court and; if applicable, the required approvals from the Minister of Industry under the Investment Canada Act;

(iii)
either a notification or a request for an advance ruling certificate under the Competition Act in respect of the Arrangement shall been made and (i) any waiting periods prescribed under the Competition Act shall have expired and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably; or (ii) the Parties shall have received an advance ruling certificate from the Competition Bureau in respect of the transactions contemplated herein; or (iii) the Commissioner of Competition shall have waived the obligation to file under section 114 of the Competition Act and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably;

(iv)
the approval of the NYSE with respect to the additional listing of the Purchaser Shares and the Purchaser Shares issuable on exchange of the Exchangeable Shares issuable under the terms of the Arrangement; and

(v)
the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to the transactions contemplated under the Arrangement, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period and remain unresolved,

  (collectively, the "Third Party Approvals");

(h)
all domestic and foreign statutory and regulatory waiting periods applicable to the transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i)
there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)
makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)
results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(j)
the Form S-3 shall have become effective under the U.S. Securities Act and no stop order suspending the effectiveness of the Form S-3 shall be in effect and no proceedings for such purpose shall be pending before the SEC; and

(k)
Purchaser and Western shall be satisfied that the Subsequent Transactions (as defined in the Plan of Arrangement) will be completed immediately following the Effective Time on terms and conditions mutually acceptable to Western and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Western and may be asserted by Purchaser and Western regardless of the circumstances and may be waived by Purchaser and Western (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser or Western may have. If any of the foregoing conditions are not satisfied or waived, Western or Purchaser, as the case may be, may terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.2   Additional Conditions to Obligations of Purchaser

        The obligation of Purchaser and AcquisitionCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)
Representations and Warranties.    The representations and warranties of Western and WesternZagros set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) except, in each case (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date) or (ii) as affected by transactions contemplated or permitted by this Agreement, and each of Western and WesternZagros shall have provided to Purchaser a certificate of two senior officers certifying such accuracy on the Effective Date;

(b)
Covenants.    Western and WesternZagros shall have complied in all material respects with their respective covenants herein, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of Western or materially impede the completion of the Arrangement, and each of Western and WesternZagros shall have provided to Purchaser a certificate of two senior officers certifying compliance with such covenants;

(c)
No Actions.    no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Purchaser, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Western or would have a material adverse effect on the ability of the Parties to complete the Arrangement;

(d)
Board and Shareholder Authorization.    Western and WesternZagros shall have furnished Purchaser and AcquisitionCo with:

(i)
certified copies of the resolutions duly passed by the Western Board of Directors and the WesternZagros Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)
certified copies of the resolutions of Western Shareholders, duly passed at the Western Meeting, approving the Arrangement Resolution;

(e)
Related Party Indebtedness.    any director, officer, insider or other non-arm's length party that is indebted to Western shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)
Western Meeting.    the Western Meeting shall have been held on or before the Outside Date;

(g)
Material Adverse Change.    between the date hereof and the Effective Time, there shall not have occurred or have been disclosed to Purchaser or the public, if not previously disclosed to Purchaser or the public, any Material Adverse Change with respect to Western;

(h)
Dissent Rights.    holders of Western Common Shares representing not more than 15% of the Western Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights;

(i)
Western Options, etc.    all Western Options, Western PSUs and Western DSUs shall have been exercised or terminated;

(j)
Approval.    the Western Board of Directors shall not have: (i) amended its affirmative recommendation to the Western Shareholders in a manner adverse to Purchaser; or (ii) withdrawn its affirmative recommendation to the Western Shareholders to vote in favour of the Arrangement Resolution;

(k)
Releases.    executed releases in a form acceptable to Purchaser shall have been received by Purchaser on or prior to the Effective Date from each Person entitled to receive a severance amount or payment of an Employee Obligation as a consequence of the Arrangement, each as set forth in Section 2.6 hereof, provided however, that such releases shall only be required from each such individual who, as a consequence of the Arrangement, is no longer a director, officer or employee of any of the Western Parties; and

(l)
Zagros Agreement.    Western, WesternZagros and WesternZagros Limited shall have signed the Zagros agreement, in the form agreed to by Western and Purchaser as of the date hereof.

        The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have. If any of the foregoing conditions are not satisfied or waived, Purchaser may, in addition to any other remedies they may have at law or equity, terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect) provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, Purchaser has delivered a written notice to Western, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Purchaser is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by Purchaser.

5.3   Additional Conditions to Obligations of Western

        The obligation of Western to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)
Representations and Warranties.    The representations and warranties of Purchaser set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored), except in each case (i) to the extent such representations and warranties speak as of an earlier date

  (in which case such representations and warranties shall be true and correct in all respects as of such date), or (ii) as affected by transactions contemplated or permitted by this Agreement and Purchaser shall have provided to Western a certificate of two senior officers certifying such accuracy on the Effective Date;

(b)
Covenants.    The Purchaser Parties shall have complied in all material respects with their respective covenants herein, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on Purchaser or materially impede the Effective Date, and Purchaser shall have provided to Western a certificate of two senior officers certifying compliance with such covenants;

(c)
No Actions.    no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Western, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Purchaser or would have a material adverse effect on the ability of the Parties to complete the Arrangement;

(d)
Board Authorization.    Purchaser and AcquisitionCo shall have each furnished Western with certified copies of the resolutions duly passed by the Purchaser Board of Directors and the AcquisitionCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby;

(e)
Purchaser Shares.    The Purchaser Shares issuable upon completion of the Arrangement and issuable upon exchange of the Exchangeable Shares issuable upon completion of the Arrangement shall be listed on the NYSE, subject to notice of issuance, and each shall be freely tradeable (other than as a result of any control person or affiliate restrictions which may arise by virtue of the ownership thereof) under applicable securities Laws;

(f)
Support Agreement and Exchange Trust Agreement.    The Support Agreement and the Exchange Trust Agreement shall have been executed and delivered by the Purchaser and AcquisitionCo; and

(g)
Transition Services Agreement.    Western and WesternZagros shall have signed the transition services agreement in the form agreed to by Western and Purchaser as of the date hereof.

        The conditions in this Section 5.3 are for the exclusive benefit of Western and may be asserted by Western regardless of the circumstances or may be waived by Western in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Western may have. If any of the foregoing conditions are not satisfied or waived, Western may, in addition to any other remedies it may have at law or equity, terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, Western has delivered a written notice to Purchaser, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Western is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by Western.

5.4   Notice and Effect of Failure to Comply with Conditions

        Each of Purchaser and Western shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

5.5   Satisfaction of Conditions

        The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6

AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1   Purchaser Damages

        Provided that there is no material breach of a representation or warranty by Purchaser or AcquisitionCo or material non performance by Purchaser or AcquisitionCo of any covenant by the date specified herein (excluding the breach of a covenant where Purchaser is precluded from satisfying its obligations through action or omission of Western), if at any time after the execution of this Agreement and prior to its termination:

(a)
the Western Board of Directors fails to make or has withdrawn, modified or publicly proposes to withdraw or modify the approvals, recommendation or determinations referred to in Section 2.9 in a manner adverse to Purchaser or shall have resolved to do so prior to the Effective Date;

(b)
an Acquisition Proposal is publicly announced, proposed, offered or made to the Western Shareholders and the Western Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval prior to the Outside Date and any Acquisition Proposal is consummated within twelve months from the termination of this Agreement;

(c)
Western accepts, recommends, approves or enters into or publicly proposes to accept, recommend or approve an agreement to implement a Superior Proposal subject to compliance with Section 3.5; or

(d)
Western breaches the provisions of Section 3.5 in any material respect, and Purchaser is not successful in completing the Arrangement,

(each of Section 6.1(a), 6.1(b), 6.1(c) and 6.1(d) above being a "Purchaser Damages Event", then in the event of the termination of this Agreement pursuant to Article 8, Western shall pay to Purchaser $200,000,000 (the "Purchaser Termination Fee") as liquidated damages in respect of a Purchaser Damages Event in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the events described above. Following a Purchaser Damages Event, but prior to payment of the Purchaser Termination Fee, Western shall be deemed to hold such applicable payment in trust for Purchaser. Western shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 6.1.

6.2   Liquidated Damages

        Purchaser acknowledges that the Purchaser Termination Fee set out in Section 6.1 is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Western irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Purchaser agrees that the payment of the amount pursuant to Section 6.1 is the sole monetary remedy of Purchaser. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7

AMENDMENT

7.1   Amendment

        This Agreement may at any time and from time to time before or after the holding of the Western Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)
change the time for performance of any of the obligations or acts of the Parties;

(b)
waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)
waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)
waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Western Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8

TERMINATION

8.1   Termination

(a)
This Agreement may be terminated at any time prior to the Effective Date:

(i)
by mutual written consent of Purchaser and Western;

(ii)
as provided in Sections 5.1, 5.2 and 5.3;

(iii)
by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1;

(iv)
by Western upon the occurrence of a Purchaser Damages Event as provided in Section 6.1, provided that Western has paid to Purchaser the Purchaser Termination Fee;

(v)
by Western if:

(A)
Purchaser is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of the Purchaser Parties or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Purchaser fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(B)
Purchaser is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to

      "material" or other concepts of materiality in such representations and warranties shall be ignored) on Purchaser or, in either case, such breach materially impedes the completion of the Arrangement, and Purchaser fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (vi)
  by Purchaser if:

  (A)
  Western is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of the Western Parties or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

  (B)
  Western is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to "material" or other concepts of materiality in such representations and warranties shall be ignored) on the Western Parties or, in either case, such breach materially impedes the completion of the Arrangement, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and

(b)
If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any further liability to perform its obligations hereunder except as provided in Article 6, Section 4.4, Section 2.13, and Section 2.14 and each Party's obligations under the Confidentiality Agreement, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 8.1(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

ARTICLE 9

NOTICES

9.1   Notices

        All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by facsimile transmission:

(a)
in the case of Purchaser or AcquisitionCo, to:

  Marathon Oil Corporation
  P.O. Box 4813
  Houston, Texas 77210-4813

  Attention: Clarence P. Cazalot, Jr., President and Chief Executive Officer
  Facsimile: (713) 296-4100

  with a copy to:

  Bennett Jones LLP
  Suite 4500, 855 - 2nd Street S.W.
  Calgary, Alberta T2P 4K7

  Attention: John H. Kousinioris
  Facsimile: (403) 265-7219

(b)
in the case of Western or WesternZagros, to:

  Western Oil Sands Inc.

  2400 Ernst & Young Tower
  440 Second Avenue S.W.
  Calgary, Alberta T2P 5E9

  Attention: James Houck, President and Chief Executive Officer
  Facsimile: (403) 234-9156

  with a copy to:

  Macleod Dixon LLP
  3700, 400 - 3rd Avenue SW
  Calgary, Alberta T2P 4H2

  Attention: Charles W. Berard
  Facsimile: (403) 264-5973

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission is received.

ARTICLE 10

GENERAL

10.1 Binding Effect

        This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.2 Assignment

        Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

10.3 Public Communications

        Each of Purchaser and Western agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.4 Costs

        Except as otherwise expressly provided for in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

10.5 Severability

        If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.6 Further Assurances

        Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

        Time shall be of the essence of this Agreement.

10.8 Governing Law

        This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

        Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with the other Party's agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.10   Third Party Beneficiaries.

        The provisions of Section 3.1(h) and Section 3.2(b) are: (i) intended for the benefit of all such present and former directors and officers and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Western shall hold the rights and benefits of such sections in trust for and on behalf of the Third Party

Beneficiaries and Western hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11   Counterparts

        This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

        IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

MARATHON OIL CORPORATION
By:	(Signed) "Clarence P. Cazalot, Jr." CLARENCE P. CAZALOT, JR. President & CEO
1339971 ALBERTA LTD.
By:	(Signed) "Richard L. Horstman" RICHARD L. HORSTMAN Vice President
WESTERN OIL SANDS INC.
By:	(Signed) "David A. Dyck" DAVID A. DYCK Vice President, Finance and Chief Financial Officer
WESTERNZAGROS RESOURCES INC.
By:	(Signed) "David A. Dyck" DAVID A. DYCK Senior Vice President and Chief Financial Officer

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE I

INTERPRETATION

1.01   In this Plan of Arrangement, the following terms have the following meanings:

  (a)
  "ABCA" means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

  (b)
  "AcquisitionCo" means 1339971 Alberta Ltd. a corporation incorporated under the ABCA;

  (c)
  "Ancillary Rights" means the interest of a holder of Exchangeable Shares as a beneficiary of the trust created under the Voting and Exchange Trust Agreement, together with the benefits associated with the indirect support provided to the holder of Exchangeable Shares by Marathon and CallCo under the Support Agreement;

  (d)
  "Arrangement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

  (e)
  "Arrangement Agreement" means the agreement dated July 30, 2007 among Marathon, AcquisitionCo, Western and WesternZagros with respect to the Arrangement and all amendments thereto;

  (f)
  "Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted to give effect to the Arrangement;

  (g)
  "CallCo" means Marathon Canadian Oil Sands Holding Limited, an indirect wholly-owned subsidiary of Marathon;

  (h)
  "Cash Consideration" means $35.50 per Share to be received at the election or deemed election of a Shareholder (other than a Dissenting Shareholder) pursuant to Section 3.01(b) or Section 3.01(h);

  (i)
  "Certificate" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

  (j)
  "Class A Share" means a share of the new class A shares in the capital of Western created pursuant to Section 3.01(c)(i) and issued pursuant to Section 3.01(d);

  (k)
  "Class B Aggregate Redemption Amount" means the lesser of $412,669,383 and the aggregate redemption amount of all the issued and outstanding redeemable preferred shares to be issued by SpinCo during the course of the Subsequent Transactions;

  (l)
  "Class B Redemption Amount" means an amount equal to the quotient obtained by dividing the Class B Aggregate Redemption Amount by the number of issued and outstanding Class B Shares;

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  (m)
  "Class B Share" means a share of the class B shares in the capital of Western created pursuant to Section 3.01(c)(ii) and issued pursuant to Section 3.01(d);

  (n)
  "Class C Aggregate Redemption Amount" means $1,000,000;

  (o)
  "Class C Redemption Amount" means an amount equal to the quotient obtained by dividing the Class C Aggregate Redemption Amount by the number of issued and outstanding Class C Shares;

  (p)
  "Class C Share" means a share of the class C shares in the capital of Western created pursuant to Section 3.01(c)(iii) and issued pursuant to Section 3.01(d);

  (q)
  "Common Shares" means the Class A Shares in the capital of Western, as constituted immediately prior to the Effective Time;

  (r)
  "Court" means the Court of Queen's Bench of Alberta;

  (s)
  "Depositary" means a trust company licensed to carry on business in the Province of Alberta at its principal office in Calgary, Alberta;

  (t)
  "Dissenting Shareholders" means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

  (u)
  "Effective Date" means the date the Arrangement is effective under the ABCA;

  (v)
  "Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

  (w)
  "Election Deadline" means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

  (x)
  "Exchangeable Share" means an exchangeable share in the capital of AcquisitionCo, to be created on or before the Effective Time, which shall initially be exchangeable on a one for one basis for Marathon Shares, subject to adjustment for future distributions with substantially the rights, privileges and restrictions set forth in Appendix A;

  (y)
  "Exchangeable Share Consideration" means the consideration in the form of 0.5932 of an Exchangeable Share and associated Ancillary Rights to be received at the election or deemed election of a Shareholder (other than a Dissenting Shareholder) pursuant to Section 3.01(h);

  (z)
  "Final Order" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  (aa)
  "Information Circular" means the information circular to be prepared by Western and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting;

  (bb)
  "Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

  (cc)
  "ITA" means the Income Tax Act (Canada);

  (dd)
  "Letter of Transmittal and Election Form" means the letter of transmittal and election form accompanying the Information Circular sent to Shareholders for making their election to receive, in addition to the SpinCo Share Consideration and the SpinCo Warrant Consideration, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof in exchange for their Common Shares;

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  (ee)
  "Marathon" means Marathon Oil Corporation, a corporation organized and existing under the laws of Delaware and any successor corporation;

  (ff)
  "Marathon Share" means a common share in the capital of Marathon;

  (gg)
  "Marathon Share Consideration" means the consideration in the form of 0.5932 of a Marathon Share to be received at the election of a holder of Shares pursuant to Section 3.01(b) or Section 3.01(h);

  (hh)
  "Meeting" means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournment thereof;

  (ii)
  "Non-Resident" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

  (jj)
  "NYSE" means the New York Stock Exchange;

  (kk)
  "Registrar" means the Registrar appointed under Section 263 of the ABCA;

  (ll)
  "Shareholder Rights Plan" means the shareholder rights plan adopted by Western pursuant to an amended and restated shareholder rights plan agreement dated as of May 11, 2005 between Western and Valiant Trust Company;

  (mm)
  "Shareholders" means, the holders from time to time of Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

  (nn)
  "Shares" means, the Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

  (oo)
  "Special Voting Share" means one share of preferred stock of Marathon, which entitles the holders of record of Exchangeable Shares who are beneficiaries under the Voting and Exchange Trust Agreement to a number of votes at meetings of Marathon Shareholders in accordance with the terms of such share and the Voting and Exchange Trust Agreement;

  (pp)
  "SpinCo" means WesternZagros Resources Ltd., a corporation incorporated pursuant to the ABCA;

  (qq)
  "SpinCo Share" means a common share in the capital of SpinCo;

  (rr)
  "SpinCo Share Consideration" means the consideration in the form of one SpinCo Share to be received by the holders of Shares pursuant to Section 3.01(b) or Section 3.01(e);

  (ss)
  "SpinCo Warrant" means a share purchase warrant entitling the holder thereof to purchase one SpinCo Share at a price of $2.50 until the date which is three months from the Effective Date in accordance with the terms and conditions of a warrant indenture to be entered between SpinCo and a trust corporation;

  (tt)
  "SpinCo Warrant Consideration" means the consideration in the form of one tenth of a SpinCo Warrant to be received by the holders of Shares pursuant to Section 3.01(b) or Section 3.01(f);

  (uu)
  "Subsequent Transactions" means the transactions to be effected sequentially forthwith after the Effective Time pursuant to which: (i) WesternZagros will issue additional common shares in its capital to Western for cash subscription proceeds of Cdn$81,533,877; (ii) all of the issued and outstanding shares of WesternZagros will be transferred to SpinCo in consideration for the issuance by SpinCo of redeemable preferred shares in the capital of SpinCo; (iii) the SpinCo redeemable preferred shares will be redeemed or purchased for cancellation in consideration for the issuance of a demand non-interest bearing promissory note of SpinCo; (iv) the Class B Shares held by SpinCo at that time will be redeemed or purchased for cancellation in consideration of the cancellation of such SpinCo promissory note; and (v) the Class C Shares

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    held by SpinCo at that time will be redeemed or purchased for cancellation in consideration of the payment by Western to SpinCo of Cdn$1,000,000;

  (vv)
  "Support Agreement" means the agreement, so entitled and relating to the Exchangeable Shares, to be entered into among Marathon, CallCo and AcquisitionCo and dated as of the Effective Date;

  (ww)
  "Trustee" means Valiant Trust Company, in its capacity as trustee under the Voting and Exchange Trust Agreement;

  (xx)
  "Voting and Exchange Trust Agreement" means the agreement, so entitled and relating to the Exchangeable Shares, to be entered into among Marathon, CallCo, AcquisitionCo and the Trustee and dated as of the Effective Date;

  (yy)
  "Western" means Western Oil Sands Inc., a corporation amalgamated under the ABCA; and

  (zz)
  "WesternZagros" means WesternZagros Resources Inc., a corporation incorporated pursuant to the ABCA.

1.02   The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.03   Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.04   Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.05   Unless otherwise specified, all references to "dollars" or "$" shall mean Canadian dollars.

1.06   The following appendix to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

    Appendix A — Exchangeable Share Terms

1.07   In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.08   References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE II

ARRANGEMENT AGREEMENT

2.01   This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.02   This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Shareholders; (ii) Western; (iii) WesternZagros; (iv) SpinCo; (v) Marathon; and (vi) AcquisitionCo.

2.03   The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has

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become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE III

ARRANGEMENT

3.01   Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

  (a)
  the Shareholder Rights Plan shall be terminated and all rights issued thereunder shall be extinguished;

  (b)
  each issued and outstanding Common Share held by a Non-Resident (other than Common Shares held by Dissenting Shareholders) shall be exchanged with AcquisitionCo for either Cash Consideration or Marathon Share Consideration in accordance with the election of such Non-Resident pursuant to Section 3.02 and subject, in either case, to prorating in accordance with Section 3.03; and as additional consideration for such Common Share, AcquisitionCo shall deliver to such Non-Resident, the SpinCo Share Consideration and SpinCo Warrant Consideration pursuant to Section 3.01(g);

  (c)
  the articles of Western shall be amended to cancel the classes of shares currently known as "Non-Voting Convertible Class B Equity Shares", "Class C Preferred Shares" and "Class D Preferred Shares", as there are no issued or outstanding shares of those classes and to change its authorized capital by the addition of:

  (i)
  an unlimited number of shares designated as "Class A Shares", having the following rights, privileges, restrictions and conditions attaching thereto:

  (A)
  Dividends:    The holders of the Class A Shares are entitled to receive dividends, if, as and when declared by the board of directors of Western, out of the assets of Western properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Western entitled to receive dividends in priority to or rateably with the Class A Shares, the board of directors may in its sole discretion declare dividends on the Class A Shares to the exclusion of any other class of shares of Western;

  (B)
  Voting Rights:    The holders of the Class A Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Western, and to one vote at all such meetings in respect of each Class A Share held; and

  (C)
  Participation upon Liquidation, Dissolution or Winding-Up:    In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Shares shall, subject to the rights of the holders of any other class of shares of Western upon such a distribution in priority to the Class A Shares, be entitled to participate rateably in any distribution of the assets of Western;

  (ii)
  an unlimited number of shares designated as "Class B Shares", having the following rights, privileges, restrictions and conditions attaching thereto:

  (A)
  Dividends:    The holders of the Class B Shares are entitled to receive dividends, if, as and when declared by the board of directors of Western, out of the assets of Western properly applicable to the payment of dividends in such amounts and

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        payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Western entitled to receive dividends in priority to or rateably with the Class B Shares, the board of directors may in its sole discretion declare dividends on the Class B Shares to the exclusion of any other class of shares of Western;

      (B)
      No Voting Rights:    Subject to the provisions of the ABCA, the holders of the Class B Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of Western;

      (C)
      Participation upon Liquidation, Dissolution or Winding-Up:    In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class B Shares shall be entitled, in priority to the holders of any other class of shares of Western, to receive an amount per Class B Share equal to the Class B Redemption Amount. After such distribution to the holders of the Class B Shares as provided above, holders of Class B Shares shall not be entitled to share in any further distribution of the assets of Western;

      (D)
      Redemption at the Option of Western:    Subject to applicable law, Western may redeem all, but not less than all, of the then outstanding Class B Shares on delivery to the holders of the Class B Shares of a redemption price per Class B Share equal to the Class B Redemption Amount; and

      (E)
      Redemption at the Option of Holder:    Subject to applicable law, the holder of a Class B Share may require Western to redeem all, but not less than all, of the then outstanding Class B Shares held by such holder on delivery to such holder of a redemption price per Class B Share equal to the Class B Redemption Amount; and

    (iii)
    an unlimited number of shares designated as "Class C Shares", having the following rights, privileges, restrictions and conditions attaching thereto:

    (A)
    Dividends:    The holders of the Class C Shares shall not be entitled to receive dividends;

    (B)
    No Voting Rights:    Subject to the provisions of the ABCA, the holders of the Class C Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of Western;

    (C)
    Participation upon Liquidation, Dissolution or Winding-Up:    In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class C Shares shall be entitled, subject to the rights of the holders of the Class B Shares, to receive an amount per Class C Share equal to the Class C Redemption Amount. After such distribution to the holders of the Class C Shares as above, holders of Class C Shares shall not be entitled to share in any further distribution of the assets of Western;

    (D)
    Redemption at the Option of Western:    Subject to applicable law, Western may redeem all, but not less than all, of the then outstanding Class C Shares on delivery to the holders of the Class C Shares of a redemption price per Class C Share equal to the Class C Redemption Amount; and

    (E)
    Redemption at the Option of Holder:    Subject to applicable law, the holder of a Class C Share may require Western to redeem all, but not less than all, of the then

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        outstanding Class C Shares held by such holder on delivery to such holder of a redemption price per Class C Share equal to the Class C Redemption Amount;

  (d)
  the share capital of Western shall be reorganized such that each of the issued and outstanding Common Shares (other than Common Shares held by Dissenting Shareholders) shall be exchanged for one Class A Share, one Class B Share and one Class C Share and following such exchange the articles of Western shall be amended to cancel the Common Shares;

  (e)
  each issued and outstanding Class B Share shall be transferred to SpinCo in exchange for the issuance of the SpinCo Share Consideration;

  (f)
  each issued and outstanding Class C Share shall be transferred to SpinCo in exchange for the issuance of the SpinCo Warrant Consideration;

  (g)
  AcquisitionCo shall deliver to each Non-Resident whose Common Shares were exchanged pursuant to Section 3.01(b) such number of SpinCo Shares and SpinCo Warrants as are deliverable to such Non-Resident pursuant to Section 3.01(b); and

  (h)
  each issued and outstanding Class A Share (other than those held by AcquisitionCo and Dissenting Shareholders) shall be exchanged with AcquisitionCo in accordance with the election or deemed election of the holder of such Class A Share in accordance with Section 3.02, for:

  (i)
  Cash Consideration;

  (ii)
  Marathon Share Consideration;

  (iii)
  Exchangeable Share Consideration; or

  (iv)
  a combination thereof;

    subject, in each case, to Section 3.03.

3.02   With respect to the exchange of securities effected pursuant to Section 3.01(b) and Section 3.01(h):

  (a)
  Shareholders who are Non-Residents or who are exempt from tax under Part I of the ITA may elect to receive in respect of each Share exchanged, either the Cash Consideration or the Marathon Share Consideration;

  (b)
  Shareholders who are residents of Canada for the purposes of the ITA and not exempt from tax under Part I thereof may elect to receive in respect of each Share exchanged, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof, subject to Section 3.03;

  (c)
  such elections as provided for in paragraphs (a) and (b) above shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with any certificates representing such holder's Common Shares; and

  (d)
  any Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.02(c) and the Letter of Transmittal and Election Form shall be deemed to have elected to receive Cash Consideration as to 65%, and Marathon Share Consideration as to 35%, subject to proration in respect of the aggregate consideration to be provided for such holder's Shares.

3.03   For greater certainty, with respect to any election pursuant to Section 3.02, a Shareholder may elect to receive a combination of the available types of consideration which may be elected in exchange for the aggregate number of Shares in respect of which such an election is made; provided however, for

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calculation purposes only, each individual Common Share may be only exchanged pursuant to Section 3.01(b) for either Cash Consideration or Marathon Share Consideration and each individual Class A Share may only be exchanged pursuant to Section 3.01(h) for any one of the Cash Consideration, the Marathon Share Consideration or the Exchangeable Share Consideration. The maximum amount of Cash Consideration to be paid to Shareholders pursuant to Section 3.01(b) and Section 3.01(h) is $3,807,847,771. The minimum number of Exchangeable Shares that may be elected by Shareholders pursuant to Section 3.01(h) is zero. The maximum number of Exchangeable Shares that may be elected by Shareholders pursuant to Section 3.01(h) is 29,400,000. The maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Shareholders pursuant to Section 3.01(b) and Section 3.01(h) is 34,300,000. In the event that:

  (a)
  the aggregate amount of Cash Consideration that would, but for this Section 3.03(a), be issued to Shareholders pursuant to Section 3.01(b) and Section 3.01(h) exceeds $3,807,847,771, then the Cash Consideration to be issued to any holder shall be determined by multiplying the total amount of Cash Consideration otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is $3,807,847,771 and the denominator of which is the aggregate amount of the Cash Consideration otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Shares for which, but for this Section 3.03(a), such holder would otherwise have received Cash Consideration;

  (b)
  the aggregate number of Exchangeable Shares that would, but for this Section 3.03(b) and Section 3.03(c), be issued to Shareholders pursuant to Section 3.01(h) exceeds 29,400,000 Exchangeable Shares, then the number of Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 5.06, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is 29,400,000 and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Shares for which, but for this Section 3.03(b), such holder would otherwise have received Exchangeable Shares; and

  (c)
  the aggregate number of Marathon Shares and Exchangeable Shares that would, but for this Section 3.03(c), be issued to Shareholders pursuant to Section 3.01(b) and Section 3.01(h) (including those Marathon Shares which Shareholders are deemed to have elected to receive pursuant to Section 3.03(b) above) exceeds 34,300,000 Marathon Shares and Exchangeable Shares collectively, then the number of Marathon Shares and Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 5.06, shall be determined by multiplying the total number of Marathon Shares and Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is 34,300,000 and the denominator of which is the aggregate number of Marathon Shares and Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their Shares for which, but for this Section 3.03(c), such holder would otherwise have received Marathon Shares and Exchangeable Shares.

3.04   With respect to each holder of Common Shares (other than Dissenting Shareholders) immediately before the Effective Time:

  (a)
  upon the exchange of each Common Share effected pursuant to Section 3.01(b) and the delivery of the SpinCo Share Consideration and SpinCo Warrant Consideration pursuant to Section 3.01(g);

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    (i)
    such holder shall cease to be a holder of such Common Share and the name of such holder shall be removed from the register of holders of Common Shares;

    (ii)
    AcquisitionCo shall become the holder of such Common Shares and shall be added to the register of holders of Common Shares;

    (iii)
    AcquisitionCo shall pay to such holder the Cash Consideration or deliver the Marathon Share Consideration payable to such holder and, if Marathon Share Consideration is payable, the name of such holder shall be added to the register of holders of Marathon Shares;

    (iv)
    AcquisitionCo shall cease to be the holder of the SpinCo Share and SpinCo Warrant deliverable in respect of such Common Share and the name of AcquisitionCo shall be removed from the register of holders of SpinCo Shares and SpinCo Warrants;

    (v)
    such holder shall become the holder of the SpinCo Share so deliverable and shall be added to the register of holders of SpinCo Shares; and

    (vi)
    such holder shall become the holder of the SpinCo Warrant so deliverable and shall be added to the register of holders of SpinCo Warrants;

  (b)
  upon the exchange of Common Shares for Class A Shares, Class B Shares and Class C Shares pursuant to Section 3.01(d):

  (i)
  each such Common Share shall and shall be deemed to be exchanged as described in subsection 3.01(d) without any further action being taken by the holder thereof;

  (ii)
  the holders of such Common Shares shall cease to be the holders of such Common Shares and such holders' names shall be removed from the register of Common Shares with respect to all such Common Shares;

  (iii)
  each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class A Shares equal to the number of Common Shares previously held by such holder and such holder's name shall be added to the register of Class A Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class A Shares of the same number after the above described change as the number of Common Shares it represented before the change;

  (iv)
  each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class B Shares equal to the number of Common Shares previously held by such holder and such holder's name shall be added to the register of Class B Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class B Shares of the same number after the above described change as the number of Common Shares it represented before the change;

  (v)
  each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class C Shares equal to the number of Common Shares previously held by such holder and such holder's name shall be added to the register of Class C Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class C Shares of the same number after the above described change as the number of Common Shares it represented before the change;

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    (vi)
    immediately after the exchange of the Common Shares for Class A, Class B and Class C Shares, the stated capital of the Class A Shares, Class B Shares and the Class C Shares shall be determined as follows:

    (A)
    the aggregate stated capital for the Class A Shares shall be an amount equal to $1.00;

    (B)
    the aggregate stated capital for the Class B Shares shall be an amount equal to the stated capital of the Common Shares immediately before the Effective Time minus $1,000,001; and

    (C)
    the aggregate stated capital for the Class C Shares shall be an amount equal to $1,000,000; and

    (vii)
    all references to a Common Share in the articles of Western shall be deemed to be references to one Class A Share, one Class B Share and one Class C Share;

  (c)
  upon the exchange of Class B Shares for SpinCo Shares effected pursuant to subsection 3.01(e):

  (i)
  each holder of Class B Shares shall cease to be a holder of Class B Shares and the name of such holder shall be removed from the register of holders of Class B Shares;

  (ii)
  SpinCo shall become the holder of the Class B Shares so exchanged and shall be added to the register of holders Class B Shares;

  (iii)
  SpinCo shall allot and issue to such holder the number of SpinCo Shares on the basis set forth in subsection 3.01(e) and the name of such holder shall be added to the register of holders of SpinCo Shares; and

  (iv)
  SpinCo shall add to the aggregate stated capital for its SpinCo Shares an amount equal to the Class B Aggregate Redemption Amount;

  (d)
  upon the exchange of Class C Shares for SpinCo Warrants effected pursuant to subsection 3.01(f):

  (i)
  each holder of Class C Common Shares shall cease to be a holder of Class C Shares and the name of such holder shall be removed from the register of holders of Class C Shares;

  (ii)
  SpinCo shall become the holder of the Class C Shares so exchanged and shall be added to the register of holders of Class C Shares; and

  (iii)
  SpinCo shall allot and issue to such holder the number of SpinCo Warrants on the basis set forth in subsection 3.01(f) and the name of such holder shall be added to the register of holders of SpinCo Warrants; and

  (e)
  upon the exchange of Class A Shares by a holder pursuant to subsection 3.01(h):

  (i)
  such holder shall cease to be a holder of Class A Shares and the name of such holder shall be removed from the register of holders of Class A Shares;

  (ii)
  AcquisitionCo shall become the holder of the Class A Shares so exchanged and shall be added to the register of holders Class A Shares; and

  (iii)
  AcquisitionCo shall pay to such holder the Cash Consideration, deliver the Marathon Share Consideration or allot and issue the Exchangeable Share Consideration payable to such holder as required and, if Marathon Share Consideration is payable, the name of such holder shall be added to the register of holders of Marathon Shares, and if

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      Exchangeable Share Consideration is payable, the name of such holder shall be added to the register of holders of Exchangeable Shares.

3.05   A former holder of Class A Shares who (i) has exchanged Class A Shares under the Arrangement; and (ii) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to the transfer by the holder of Class A Shares, as applicable, to AcquisitionCo by providing two signed copies of the necessary election forms to Western within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by AcquisitionCo and returned to such former holders of Class A Shares within 30 days after the receipt thereof by Western for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AcquisitionCo and Western will not be responsible for the proper completion of any election form and, except for the obligation of AcquisitionCo and Western to so sign and return duly completed election forms which are received by Western within 90 days of the Effective Date, AcquisitionCo and Western will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Class A Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, AcquisitionCo and Western may choose to sign and return an election form received by it more than 90 days following the Effective Date, but AcquisitionCo and Western will have no obligation to do so.

3.06   Western, AcquisitionCo, Marathon and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Common Shares, Marathon Shares or Exchangeable Shares such amounts as Western, AcquisitionCo, Marathon or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Western, AcquisitionCo, Marathon and the Depositary are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Western, AcquisitionCo, Marathon or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Western, AcquisitionCo, Marathon or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE IV

DISSENTING SHAREHOLDERS

4.01   Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, on the Effective Date, cease to have any rights as a holder of Common Shares and shall only be entitled to be paid the fair value of the holder's Common Shares. A Dissenting Shareholder who is paid the fair value of the holder's Common Shares shall be deemed to have transferred the holder's Common Shares to Western for cancellation on the Effective Date, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Common Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall be deemed to have elected to receive for such holder's Shares the consideration specified in Section 3.02(d), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Common Shares shall be determined as of the close of business on the last

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business day before the day on which the Arrangement is approved by the holders of Common Shares at the Meeting; but in no event shall Western be required to recognize such Dissenting Shareholder as a shareholder of Western after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, any person who has voted in favour of the Arrangement shall not be entitled to dissent with respect to the Arrangement.

ARTICLE V

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.01   From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.01, to receive the fair value of the Common Shares represented by such certificates.

5.02   Western, AcquisitionCo and SpinCo, as applicable, shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

  (a)
  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

  (b)
  if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

the Cash Consideration and certificates representing the number of SpinCo Shares, SpinCo Warrants, Marathon Shares and/or Exchangeable Shares, as applicable, issued to such holder under the Arrangement.

5.03   If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to Section 3.01 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall as a condition precedent to the receipt thereof give a bond satisfactory to Western and its transfer agent in such form as is satisfactory to Western and such transfer agent or otherwise indemnify Western, Marathon and AcquisitionCo and the transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.04   All dividends payable with respect to any Marathon Shares, Exchangeable Shares and SpinCo Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.05   Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the day that is five years less one day from the

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Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing: (i) the SpinCo Shares; (ii) SpinCo Warrants; (iii) Marathon Shares; (iv) Exchangeable Shares; and/or (v) cash.

5.06   No certificates representing fractional Marathon Shares, Exchangeable Shares, SpinCo Shares or SpinCo Warrants shall be issued upon the exchange of the Common Shares for Marathon Shares or Exchangeable Shares or the distribution of SpinCo Shares and SpinCo Warrants. In lieu of any fractional Marathon Share, Exchangeable Share, SpinCo Share or SpinCo Warrant, each registered Common Shareholder otherwise entitled to a fractional interest in a Marathon Share, Exchangeable Share, SpinCo Share or SpinCo Warrant will receive the nearest whole number of Marathon Shares, Exchangeable Shares, SpinCo Shares or SpinCo Warrants, as the case may be.

ARTICLE VI

AMENDMENTS

6.01   Western, WesternZagros, Marathon and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Common Shares, if and as required by the Court.

6.02   Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Western, WesternZagros, Marathon or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.03   Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Western, WesternZagros, Marathon and AcquisitionCo.

6.04   Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Western, provided that it concerns a matter which, in the reasonable opinion of Western, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Western or any former holder of Common Shares.

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APPENDIX A

EXCHANGEABLE SHARES

TERM SHEET

Designation:	Exchangeable Shares (non-voting redeemable preferred shares) of a direct or indirect Canadian subsidiary ("Purchaser") of Marathon Oil Corporation ("Parent").
Basic Right:	Exchangeable at any time on a one-for-one basis directly for freely-trading shares of common stock of Parent ("Parent Shares"), subject to adjustment.
Dividends:	Dividends will be payable on the Exchangeable Shares, if, as and when declared by the board of directors of Purchaser.
Parent Dividends:
In the event, from time to time, a cash dividend is paid on the Parent Shares, the dividend paid shall be evidenced by the adjustment of the Exchangeable Consideration (as defined below) in such a manner as to provide that the number of Parent Shares for which the Exchangeable Shares are exchangeable shall be increased to account for the cash dividend declared on the Parent Shares on an economically equivalent basis.
Retraction:
Each Exchangeable Share is retractable at any time at the option of the holder for an amount equal to the fair market value of one Parent Share on the retraction date, subject to adjustment, payment of which amount shall be satisfied by the delivery to the holder of one Parent Share (the "Exchangeable Consideration"), subject to adjustment and subject to an overriding retraction call right exercisable by Parent and any of its direct and indirect subsidiaries by delivery of the Exchangeable Consideration in exchange for the retracted Exchangeable Shares.
Exchange Right:	Parent shall grant a direct exchange right to a trustee pursuant to the terms of a Voting and Exchange Trust Agreement for the benefit of the holders of Exchangeable Shares.
Liquidation:
On liquidation of Purchaser, each Exchangeable Share entitles the holder to receive the Exchangeable Consideration in priority to any distribution made to the common shares of Purchaser and all other classes of shares ranking junior to the Exchangeable Shares, subject to a liquidation call right exercisable by Parent and any of its direct and indirect subsidiaries. On exercise of the liquidation call right, Parent will pay the holder the Exchangeable Consideration. In addition, an automatic exchange right in the event of liquidation of Parent will be granted by Parent to a trustee for the benefit of holders of Exchangeable Shares pursuant to the terms of the Voting and Exchange Trust Agreement.
Redemption:
Exchangeable Shares are not redeemable by Purchaser for four years after closing. Automatic redemption after the fourth anniversary date of closing, subject to extension at the option of Purchaser. Redeemed by delivery of the Exchangeable Consideration, subject to an overriding redemption call right in favour of Parent and its direct and indirect subsidiaries, exercisable by delivery of the Exchangeable Consideration in exchange for the Exchangeable Shares. There is also the possibility of an earlier redemption by the Purchaser in the following limited circumstances: (a) less than 20% of the Exchangeable Shares remain outstanding, (b) change of Canadian tax laws enabling holders to defer taxable event notwithstanding exchange of the Exchangeable Shares for Parent Shares, (c) a

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Parent control transaction where it is not reasonably practicable to accommodate the Exchangeable Shares, and (d) the occurrence of certain events which would otherwise entitle the holders of Exchangeable Shares to vote as shareholders of Purchaser where it is not reasonably practicable to accommodate the Exchangeable Shares or where the holders of Exchangeable Shares fail to take the necessary action to approve or disapprove of the matter to be voted on by the holders of Exchangeable Shares.
Voting Rights:
Holders of Exchangeable Shares will have equivalent voting rights to holders of Parent Shares. These rights will be represented in a special Parent voting preferred share issued to a trustee for the benefit of holders of Exchangeable Shares. Holders of Exchangeable Shares will have no voting rights in Purchaser, except as required by law in connection with certain extraordinary transactions or fundamental changes to Purchaser.
Information Rights:	Holders of Exchangeable Shares will be entitled to receive substantially the same materials that are distributed by Parent to holders of Parent Shares.
Ranking:
Exchangeable Shares rank in priority to the common shares of Purchaser and all other classes of shares of Purchaser ranking junior to the Exchangeable Shares as to dividends and any other distributions.
Other:
Support Agreement between Parent and Purchaser and Voting and Exchange Trust Agreement between Parent and the trustee for the benefit of the holders of Exchangeable Shares, each on terms and conditions customary for transactions of this nature.

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APPENDIX D — EXCHANGEABLE SHARE PROVISIONS

EXCHANGEABLE SHARE PROVISIONS
OF
1339971 ALBERTA LTD.

SERIES 1 EXCHANGEABLE SHARES

The rights, privileges, restrictions and conditions attached to the series of Exchangeable Shares to be known as "Series 1 Exchangeable Shares" are as follows:

ARTICLE 1

INTERPRETATION

1.1
For the purposes of these share provisions:

  "Act" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

  "affiliate" has the meaning given to that term in the Securities Act;

  "Arrangement" means the arrangement under the provisions of section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement, as supplemented, modified or amended;

  "Arrangement Agreement" means the agreement dated July 30, 2007 among Marathon, the Corporation, Western and WesternZagros with respect to the Arrangement, together with all amendments thereto;

  "Automatic Redemption" has the meaning given to that term in Section 5.1(a) of these share provisions;

  "Automatic Redemption Date" means the date that is the fourth anniversary of the Effective Date;

  "Board of Directors" means the board of directors of the Corporation;

  "Business Day" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

  "CallCo" means Marathon Canadian Oil Sands Holding Limited, a corporation incorporated under the Act;

  "Call Notice" has the meaning given to that term in Section 4.3 of these share provisions;

  "Call Rights" means, collectively, the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right;

  "Change of Law" means an amendment to the Tax Act and other applicable provincial income tax laws that permits holders of Exchangeable Shares who are residents of Canada for the purposes of the Tax Act, who hold Exchangeable Shares as capital property and deal at arm's length with Marathon and the Corporation (all for purposes of the Tax Act and other applicable provincial income tax laws), to exchange their Exchangeable Shares for Marathon Shares on a basis that will not require such holders to recognize any gain or loss or any actual or deemed dividend in respect of such exchange for the purposes of the Tax Act or other applicable provincial income tax laws;

  "Change of Law Redemption" has the meaning given to that term in Section 5.1(c) of these share provisions;

  "Change of Law Redemption Date" has the meaning given to that term in Section 5.1(c) of these share provisions;

  "Common Shares" means the common shares in the capital of the Corporation;

  "Control Transaction" means any merger, amalgamation, tender offer, material sale of shares or rights or interests therein or thereto or similar transactions involving Marathon, or any proposal to carry out the same;

  "Control Transaction Redemption" has the meaning given to that term in Section 5.1(d) of these share provisions;

  "Control Transaction Redemption Date" has the meaning given to that term in Section 5.1(d) of these share provisions;

  "Corporation" means 1339971 Alberta Ltd., a corporation incorporated under the Act, and where the context requires, its successors;

  "Current Market Price" means, in respect of a Marathon Share on any date and expressed in United States dollars, the weighted average trading price of a Marathon Share on the NYSE for the five trading days preceding that date, or, if the Marathon Shares are not then listed on the NYSE, on such other stock exchange or automated quotation system on which the Marathon Shares are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if, in the opinion of the Board of Directors, the public distribution or trading activity of Marathon Shares for that period does not result in a weighted average trading price which reflects the fair market value of a Marathon Share, then the Current Market Price of a Marathon Share shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

  "Delivered Marathon Shares" has the meaning given to that term in Section 8.3 of these share provisions;

  "De Minimis Redemption" has the meaning given to that term in Section 5.1(b) of these share provisions;

  "De Minimis Redemption Date" has the meaning given to that term in Section 5.1(b) of these share provisions;

  "Dividend Record Date" has the meaning given to that term in Section 3.3 of these share provisions;

  "Effective Date" means the date shown on the certificate of arrangement to be issued by the Registrar under the Act giving effect to the Arrangement;

  "Exchange Ratio", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted from time to time thereafter by: (a) increasing the Exchange Ratio on each Marathon Dividend Payment Date after the Effective Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Marathon Dividend, expressed as an amount of money in United States dollars per Marathon Share, paid on that Marathon Dividend Payment Date, multiplied by the Exchange Ratio immediately prior to the Marathon Dividend Record Date for such Marathon Dividend, and having as its denominator the Current Market Price on the date that is three Business Days prior to that Marathon Dividend Record Date, and (b) decreasing the Exchange Ratio on each Dividend Record Date after the Effective Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount of money in United States dollars per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that Dividend Record Date, and having as its denominator the Current Market Price on the date that is three Business Days prior to that Dividend Record Date;

  "Exchange Rights" has the meaning given to that term in the Voting and Exchange Trust Agreement;

  "Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation, other than an Exempt Exchangeable Share Voting Event, and, for greater certainty, excluding any matter in respect of which holders of Exchangeable Shares are entitled to vote (or instruct the Trustee to vote) in their capacity as Beneficiaries under (and as that term is defined in) the Voting and Exchange Trust Agreement;

  "Exchangeable Share Voting Event Redemption" has the meaning given to that term in Section 5.1(e) of these share provisions;

  "Exchangeable Share Voting Event Redemption Date" has the meaning given to that term in Section 5.1(e) of these share provisions;

  "Exchangeable Shares" mean the series 1 exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

  "Exempt Exchangeable Share Voting Event" means any matter in respect of which holders of Exchangeable Shares are entitled to vote as shareholders of the Corporation in order to approve or disapprove, as applicable, any change to, or in the rights of the holders of, the Exchangeable Shares, where the approval or disapproval, as applicable, of such change would be required to maintain the equivalence of the Exchangeable Shares and the Marathon Shares;

  "Exempt Exchangeable Share Voting Event Redemption" has the meaning given to that term in Section 5.1(f) of these share provisions;

  "Exempt Exchangeable Share Voting Event Redemption Date" has the meaning given to that term in Section 5.1(f) of these share provisions;

  "Governmental Entity" means any: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board, or authority of any of the foregoing; or (c) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "holders" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

  "LCR Exercising Party" has the meaning given to that term in Section 6.5 of these share provisions;

  "Liquidation Amount" has the meaning given to that term in Section 6.1 of these share provisions;

  "Liquidation Call Right" has the meaning given to that term in Section 6.5 of these share provisions;

  "Liquidation Date" has the meaning given to that term in Section 6.1 of these share provisions;

  "Liquidation Offer" has the meaning given to that term in Section 6.5 of these share provisions;

  "Marathon" means Marathon Oil Corporation, a corporation organized and existing under the laws of Delaware and any successor corporation;

  "Marathon Dividend" means a cash dividend paid by Marathon in respect of the Marathon Shares, expressed in United States dollars as an amount per Marathon Share;

  "Marathon Dividend Payment Date" means a date on which a Marathon Dividend is paid to holders of Marathon Shares;

  "Marathon Dividend Record Date" means the day on which holders of Marathon Shares are identified for purposes of determining entitlement to a Marathon Dividend;

  "Marathon Share" means a share of Marathon common stock;

  "Non-Resident" means (a) a Person who is not a resident of Canada for purposes of the Tax Act or (b) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

  "NYSE" means the New York Stock Exchange, Inc.;

  "Person" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

  "Plan of Arrangement" means the plan of arrangement substantially in the form set out in Schedule A to the Arrangement Agreement, as amended or supplemented from time to time in accordance with the terms thereof;

  "Purchase Price" has the meaning given to that term in Section 4.3 of these share provisions;

  "RCR Exercising Party", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

  "Redemption Call Right" has the meaning given to that term in Section 5.5 of these share provisions;

  "Redemption Date" means any of the Automatic Redemption Date, the De Minimis Redemption Date, the Control Transaction Redemption Date, the Change of Law Redemption Date, the Exchangeable Share Voting Event Redemption Date or the Exempt Exchangeable Share Voting Event Redemption Date, as the context requires;

  "Redemption Offer" has the meaning given to that term in Section 5.5 of these share provisions;

  "Redemption Price" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Marathon Share on the last Business Day prior to such Redemption Date;

  "Registrar" means the Registrar of Corporations appointed pursuant to Section 263 of the Act;

  "Retracted Shares" has the meaning given to that term in Section 4.1(a) of these share provisions;

  "Retraction Call Right" has the meaning given to that term in Section 4.1(b) of these share provisions;

  "Retraction Date" means the date that is five Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares, provided that if such Retraction Date would occur on any day between a particular Marathon Dividend Record Date and Marathon Dividend Payment Date that corresponds to such Marathon Dividend Record Date, then the Retraction Date shall instead be the same date as such Marathon Dividend Payment Date, and further provided that the Corporation may, in its sole discretion, abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

  "Retraction Offer" has the meaning given to that term in Section 4.1(b) of these share provisions;

  "Retraction Price" has the meaning given to that term in Section 4.1 of these share provisions;

  "Retraction Request" has the meaning given to that term in Section 4.1 of these share provisions;

  "Securities Act" means the Securities Act, R.S.A. 2000, c. S-4, and the rules, regulations, instruments and policies promulgated thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

  "Special Share" means the Preferred Share, Special Series 1 in the capital of the Corporation;

  "Support Agreement" means the agreement made among Marathon, CallCo and the Corporation and dated as of the Effective Date;

  "Tax Act" means the Income Tax Act, R.S.C. 1985 (5th Supp.), c.1, as amended, including the regulations promulgated thereunder;

  "Transfer Agent" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

  "Trustee" means the trustee chosen by Marathon to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

  "Voting and Exchange Trust Agreement" means the agreement made among Marathon, CallCo, the Corporation and the Trustee and dated as of the Effective Date;

  "Western" means Western Oil Sands Inc., a corporation incorporated under the Act; and

  "WesternZagros" means WesternZagros Resources Inc., a corporation incorporated under the Act.

ARTICLE 2

AUTHORIZED NUMBER OF SERIES 1 EXCHANGEABLE SHARES AND
RANKING OF SERIES 1 EXCHANGEABLE SHARES

2.1
The Corporation is authorized to issue a maximum of 29,400,000 Series 1 Exchangeable Shares without nominal or par value.

2.2
The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of declared and unpaid dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.

ARTICLE 3

DIVIDENDS

3.1
The holders of Exchangeable Shares shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors, in its sole discretion, from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Marathon Shares), such cash dividends in an amount per Exchangeable Share as may be declared thereon by the Board of Directors from time to time.

3.2
Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Any other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3
The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors and not less than 10 Business Days' notice of such date shall be provided to holders of Exchangeable Shares.

3.4
If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4

RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1
Subject to applicable law, and subject to the exercise by Marathon or CallCo of the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Marathon Share on the last Business Day prior to the Retraction Date, which payment of the Retraction Price, subject to Article 4, shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Marathon Shares equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule "A" hereto or in such other form as may be acceptable to the Corporation:

(a)
specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b)
appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Marathon and CallCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Marathon's and CallCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2
Subject to the exercise by Marathon or CallCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7 of these share provisions, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Marathon or CallCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3
CallCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Marathon has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Marathon and CallCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Marathon and CallCo in respect of the holder's Retracted Shares by providing to Marathon and CallCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Marathon or CallCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the third day following notification to Marathon and CallCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Marathon or CallCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the third day following notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Marathon nor CallCo will exercise the Retraction Call Right and accept the Retraction Offer. If Marathon or CallCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the third day following notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7 of these share provisions, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Marathon or CallCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Marathon Shares equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4 of these share provisions, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Marathon nor CallCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7 of these share provisions, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4
Subject to this Article 4, the Corporation, Marathon or CallCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Marathon Shares (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Marathon or CallCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5
On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate share of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Marathon or CallCo shall thereafter be considered and deemed for all purposes to be a holder of the Marathon Shares delivered to such holder.

4.6
Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Marathon nor CallCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to the nearest whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Transfer Agent at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to liquidity or solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7 of these share provisions, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Marathon or CallCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Marathon or CallCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7
A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request and its Retraction Offer, in which event such Retraction Request and Retraction Offer shall be null and void.

ARTICLE 5

REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1
Subject to applicable law, and provided neither Marathon nor CallCo has exercised the Redemption Call Right, the Corporation:

(a)
shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b)
may, on any date determined by the Board of Directors when the aggregate number of issued and outstanding Exchangeable Shares (excluding those Exchangeable Shares held by Marathon or any affiliate of Marathon) is less than 20% of the number of Exchangeable Shares issued on the Effective Date (such redemption date being the "De Minimis Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimis Redemption");

(c)
may, on any date determined by the Board of Directors following the date upon which there occurs a Change of Law (such date being the "Change of Law Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "Change of Law Redemption");

(d)
may, on the date upon which there occurs a Control Transaction (such date being the "Control Transaction Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price, provided that the Board of Directors determines (i) that it is not reasonably practicable to substantially replicate the terms and conditions of the Exchangeable Shares in connection with the Control Transaction and (ii) that the redemption of the Exchangeable Shares is necessary to enable the completion of the Control Transaction (such redemption being a "Control Transaction Redemption");

(e)
may, on any date determined by the Board of Directors following the date upon which a proposal is made for an Exchangeable Share Voting Event (such date being the "Exchangeable Share Voting Event Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price, provided that the Board of Directors determines that it is not reasonably practicable to accomplish the business purpose intended by the Exchangeable Share Voting Event (which business purpose must be bona fide and not for the primary purpose of causing the occurrence of a Redemption Date) in any other commercially reasonable manner that does not result in an Exchangeable Share Voting Event (such redemption being an "Exchangeable Share Voting Event Redemption"); and

(f)
may, on any date determined by the Board of Directors following the date upon which the holders of the Exchangeable Shares shall fail to approve or disapprove, as applicable, an Exempt Exchangeable Share Voting Event (such date being the "Exempt Exchangeable Share Voting Event Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Exempt Exchangeable Share Voting Event Redemption"),

  such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Marathon Shares equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or, in the case of a redemption other than a Change of Law Redemption, an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions.

5.2
In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 30 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Marathon or CallCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Marathon and CallCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3
On or after the applicable Redemption Date and subject to the exercise by Marathon or CallCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article 4, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Marathon Shares (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate share of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

5.4
The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate share of the total Redemption Price for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom). Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Marathon Shares or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5
Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Marathon and CallCo (the "Redemption Offer") the overriding right (Marathon's and CallCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Marathon or its affiliates) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, a De Minimis Redemption, a Control Transaction Redemption, an Exchangeable Share Voting Event Redemption, a Change of Law Redemption or an Exempt Exchangeable Share Voting Event Redemption, on payment by whichever of Marathon or CallCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Marathon Shares equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or, in the case of a redemption other than a Change of Law Redemption, an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Marathon and CallCo by sending or causing to be sent to Marathon and CallCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6
CallCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Marathon has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Marathon or CallCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall, on the applicable Redemption Date, purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7
For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Marathon Shares deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption

  Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Marathon and CallCo) shall be limited to: (i) receiving such holder's proportionate share of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Marathon Shares to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Marathon Shares to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Marathon nor CallCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6

DISTRIBUTION ON LIQUIDATION

6.1
In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Marathon Share on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article 4, that number of Marathon Shares equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2
On or promptly after the Liquidation Date, and subject to the exercise by Marathon or CallCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Marathon Shares (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate share of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3
The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate share of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Marathon Shares delivered to them or the custodian on their behalf.

6.4
After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5
Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Marathon and CallCo (the "Liquidation Offer") the overriding right (Marathon's and CallCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Marathon or CallCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Marathon or its affiliates is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder, subject to Article 4, that number of Marathon Shares equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6
CallCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Marathon has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Marathon and CallCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Marathon or CallCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7
For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Marathon Shares deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Marathon and CallCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder, and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Marathon Shares to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Marathon Shares to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Marathon nor CallCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7

CERTAIN RESTRICTIONS

7.1
So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a)
in the event Marathon or CallCo are in default of their obligations under the Support Agreement or the Voting and Exchange Trust Agreement, pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b)
redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c)
redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d)
issue any class or series of shares, other than the Special Share and the Exchangeable Shares, which rank equal with or superior to the Exchangeable Shares with respect to any liquidation distribution.

  The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8

PURCHASE FOR CANCELLATION

8.1
Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash or securities of the Corporation.

8.2
Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rationing shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If only part of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

ARTICLE 9

VOTING RIGHTS

9.1
Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting. The holders of Exchangeable Shares shall have the right to instruct the Trustee to cast and exercise the Beneficiary Votes (as defined in the Voting and Exchange Trust Agreement), or to personally exercise, as proxies of the Trustee, the Beneficiary Votes, with respect to the Special Voting Share (as defined in the Voting and Exchange Trust Agreement) issued by Marathon, as and to the extent provided in the Voting and Exchange Trust Agreement.

ARTICLE 10

AMENDMENT AND APPROVAL

10.1
The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2
Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Marathon, CallCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Marathon, CallCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Marathon, CallCo or any of their affiliates) at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11

RECIPROCAL CHANGES, ETC. IN RESPECT OF MARATHON SHARES

11.1
Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Marathon Shares for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Marathon:

(a)
issues or distributes Marathon Shares (or securities exchangeable for or convertible into or carrying rights to acquire Marathon Shares) to the holders of all or substantially all of the then outstanding Marathon Shares by way of stock dividend or other distribution, other than an issue of Marathon Shares (or securities exchangeable for or convertible into or carrying rights to acquire Marathon Shares) to holders of Marathon Shares (i) who exercise an option to receive dividends in Marathon Shares (or securities exchangeable for or convertible into or carrying rights to acquire Marathon Shares) in lieu of receiving cash dividends or (ii) pursuant to any dividend reinvestment plan; or

(b)
issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Marathon Shares entitling them to subscribe for or to purchase Marathon Shares

    (or securities exchangeable for or convertible into or carrying rights to acquire Marathon Shares); or

  (c)
  issues or distributes to the holders of all or substantially all of the then outstanding Marathon Shares:

  (i)
  securities of Marathon of any class other than Marathon Shares (other than securities convertible into or exchangeable for or carrying rights to acquire Marathon Shares);

  (ii)
  rights, options or warrants other than those referred to in Section 11.1(b) above;

  (iii)
  evidences of indebtedness of Marathon; or

  (iv)
  assets of Marathon other than Marathon Dividends which result in an adjustment to the Exchange Ratio; or

  (d)
  subdivides, redivides or changes the rights, privileges or other term of the then outstanding Marathon Shares into a greater number of Marathon Shares; or

  (e)
  reduces, combines, consolidates or changes the then outstanding Marathon Shares into a lesser number of Marathon Shares; or

  (f)
  reclassifies or otherwise changes the Marathon Shares or effects an amalgamation, combination, merger, reorganization or other transaction affecting the Marathon Shares.

  The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12

ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1
The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Marathon and CallCo with all provisions of the Support Agreement applicable to the Corporation, Marathon and CallCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2
The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a)
adding to the covenants of the other parties to such agreement or any combination of them for the protection of the Corporation or the holders of the Exchangeable Shares thereunder, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such amendments and modifications shall not be prejudicial to the rights or interests of the holders of the Exchangeable Shares;

(b)
making such amendments or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the opinion, after consultation with counsel, that such amendments and modifications shall not be prejudicial to the rights or interests of the holders of the Exchangeable Shares; or

  (c)
  making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the rights and interests of the holders of the Exchangeable Shares.

ARTICLE 13

LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1
The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2
Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Marathon and CallCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Marathon and CallCo as therein provided.

13.3
The Corporation, Marathon, CallCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Marathon, CallCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise payable to the holder, if any, the Corporation, Marathon, CallCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration (including Marathon Shares) as is necessary to provide sufficient funds to the Corporation, Marathon, CallCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Marathon, CallCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14

SPECIFIED AMOUNT

14.1
The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the Tax Act shall be an amount equal to $    •    .

ARTICLE 15

NO FRACTIONAL ENTITLEMENTS

15.1
Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Marathon, CallCo nor the Trustee shall deliver fractions of Marathon Shares. Where the application of the provisions of these share provisions, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Marathon Share, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Marathon Shares.

ARTICLE 16

NOTICES

16.1
Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by fax or by delivery to the registered office of the Corporation and addressed to the attention of the Chief Executive Officer of the Corporation. Any such notice, request or other communication, if given by mail, fax or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

16.2
Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the Chief Executive Officer of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

16.3
Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A
RETRACTION REQUEST

To	1339971 Alberta Ltd., Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited

        This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of 1339971 Alberta Ltd. represented by the enclosed certificate. All capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

        The undersigned hereby notifies 1339971 Alberta Ltd. that, subject to the Retraction Call Right referred to below, the undersigned desires to have 1339971 Alberta Ltd. redeem in accordance with Article 4 of the Share Provisions:

        ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR                  SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.

NOTE:	The Retraction Date shall be the date that is five Business Days after the date upon which this notice is received by 1339971 Alberta Ltd.

        The undersigned acknowledges the overriding Retraction Call Right of Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited, may be revoked and withdrawn by the undersigned only by notice in writing given to 1339971 Alberta Ltd. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

        The undersigned acknowledges that if, as a result of liquidity or solvency provisions of applicable law, 1339971 Alberta Ltd. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited to purchase the unredeemed Retracted Shares.

        The undersigned hereby represents and warrants to 1339971 Alberta Ltd., Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited that the undersigned:

is
(select one)
is not

a Non-Resident. The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

        The undersigned hereby represents and warrants to 1339971 Alberta Ltd., Marathon Oil Corporation and Marathon Canadian Oil Sands Holding Limited that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by 1339971 Alberta Ltd. as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐
Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.
NOTE:
This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of 1339971 Alberta Ltd. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.
Date:
Name of Person in Whose Name Securities Are to be Registered or Delivered (please print):
Signature of Shareholder:
Social Insurance Number:
Street Address or P.O. Box:
City, Province and Postal Code:
Signature Guaranteed by:
NOTE:	If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of 1339971 Alberta Ltd. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of 1339971 Alberta Ltd. unless the Share Transfer Power on the share certificate is duly completed in respect of such share (s).

APPENDIX E — FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

PERSONAL AND CONFIDENTIAL

July 30, 2007

Board of Directors
Western Oil Sands Inc.
Suite 2400, Ernst & Young Tower
440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding common shares (the "Company Shares") of Western Oil Sands Inc. (the "Company") of the Cash Consideration, Marathon Share Consideration and Exchangeable Share Consideration (each as defined below) to be received by such holders, taken in the aggregate, pursuant to the Arrangement Agreement, dated as of July 30, 2007 (the "Agreement"), by and among Marathon Oil Corporation ("Marathon"), 1339971 Alberta Ltd., a wholly owned subsidiary of Marathon ("AcquisitionCo"), WesternZagros Resources Inc. ("WesternZagros") and the Company. The Agreement provides that holders of Company Shares may elect to receive, for each Company Share held (i) CAD $35.50 in cash (the "Cash Consideration"), (ii) 0.5932 of a common share (the "Marathon Shares") of Marathon (the "Marathon Share Consideration"), or (iii) in the case of Canadian residents, 0.5932 of an exchangeable share (the "Exchangeable Shares") of AcquisitionCo (the "Exchangeable Share Consideration"), in each case subject to pro ration as provided in the Agreement, provided that (x) the maximum aggregate Cash Consideration will be CAD $3,807,847,771, (y) the maximum aggregate Marathon Share Consideration will be a total of 34,300,000 Marathon Shares and (z) the maximum aggregate Exchangeable Share Consideration will be a total of 29,400,000 Exchangeable Shares, as to which pro ration we are expressing no opinion. Holders of Company Shares will also receive one share (the "WesternZagros Shares") of WesternZagros and one tenth of a warrant to acquire one WesternZagros Share (the "WesternZagros Warrants") for each Company Share held.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and

Board of Directors
Western Oil Sands Inc.
July 30, 2007
Page Two

other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, WesternZagros, Marathon and their respective affiliates or any currency or commodity that may be involved in the Transaction for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We have provided certain investment banking and other financial services to Marathon and its affiliates from time to time. We also may provide investment banking and other financial services to the Company, WesternZagros, Marathon and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to shareholders and the Annual Information Forms of the Company and Annual Reports on Form 10-K of Marathon for the five years ended December 31, 2006; certain unaudited interim reports to shareholders of the Company and Marathon; certain publicly available equity research reports for the Company and Marathon; certain reports with respect to the estimated reserves and resources of the Company prepared by GLJ Petroleum Consultants Ltd. and Norwest Corporation (collectively, the "Reports"); a report with respect to estimated upgrader costs and product prices prepared by Purvin & Gertz Inc.; certain documents and forecasts relating to the Athabasca Oil Sands Project ("AOSP") and other projects prepared by the other owners of the AOSP; certain other communications from the Company and Marathon to their respective shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management (the "Forecasts"). We also have held discussions with members of the senior managements of the Company and Marathon regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Shares and Marathon Shares, compared certain financial and stock market information for the Company and Marathon with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent transactions in the oil and gas industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by us. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. As you are aware, the management of Marathon did not make available its projections of expected future financial performance of Marathon. With your consent, our review of such matters has been limited to discussions with management of Marathon about their assessment of such matters, including discussions with respect to certain publicly available equity research reports regarding the future financial performance of Marathon. With your approval, for purposes of this opinion and performing the related analyses, we have treated the Marathon Shares and the Exchangeable Shares as identical in all meaningful respects. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company,

Board of Directors
Western Oil Sands Inc.
July 30, 2007
Page Three

Marathon or any of their respective subsidiaries and, except for the Reports, we have not been furnished with any such evaluation or appraisal. With respect to the bitumen reserves and resources information, we are not experts in the evaluation of bitumen reserves and resources and, with your consent, have relied without independent verification solely upon the Reports and certain internal reserve and resource information prepared and provided to us by the management of the Company. Senior management of the Company has provided to us, in a certificate dated the date hereof, representations regarding, among other things, the accuracy of information, data and other materials (financial or otherwise) provided to us by or on behalf of the Company and the absence of changes thereto. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Marathon or on the expected benefits of the Transaction in any way meaningful to our analysis. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction or the merits of the Transaction as compared to any strategic alternatives that may be available to the Company. We express no opinion as to the prices at which the Marathon Shares, WesternZagros Shares or WesternZagros Warrants will trade at any time or about any compensation received or to be received in connection with the Transaction by any of the Company's officers, directors or employees. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote or make any election with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration, Marathon Share Consideration and Exchangeable Share Consideration to be received by the holders of Company Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN, SACHS & CO.)

APPENDIX F — FAIRNESS OPINION OF TD SECURITIES INC.

TD Securities Inc. Home Oil Tower 324-8 Avenue S.W., Suite 800 Calgary, Alberta T2P 2Z2

July 30, 2007

The Board of Directors
Western Oil Sands Inc.
2400 Ernst & Young Tower
4400 Second Avenue SW
Calgary, Alberta T2P 5E9

To the Board of Directors:

TD Securities Inc. ("TD Securities") understands that Western Oil Sands Inc. ("Western" or the "Company") is considering entering into an arrangement agreement (the "Arrangement Agreement") with WesternZagros Resources Inc. ("WesternZagros"), Marathon Oil Corporation ("Marathon"), and a wholly-owned subsidiary of Marathon providing for, by way of a plan of arrangement (the "Plan of Arrangement") under Section 193 of the Alberta Business Corporations Act, the acquisition by Marathon of all of the issued and outstanding common shares of Western ("Western Common Shares"), and the contemporaneous distribution of all of the issued and outstanding common shares of WesternZagros ("WesternZagros Common Shares") owned by Western plus one tenth of a warrant to acquire one WesternZagros Common Share at a price of C$2.50 per share ("WesternZagros Warrants") to the holders of Western Common Shares on a one-for-one basis. We also understand that pursuant to the Arrangement Agreement, holders of Western Common Shares can exchange their Western Common Shares for, at the option of the holder, one of (i) C$35.50 cash, or (ii) 0.5932 common shares of Marathon ("Marathon Common Shares"), or (iii) in the case of taxable Canadian residents, 0.5932 exchangeable shares in the capital of a Canadian subsidiary of Marathon ("Exchangeable Shares") or (iv) any combination of the above subject to proration such that the holders of Western Common Shares will receive total cash consideration of C$3,807,847,771 and a total of 34.3 million Marathon Common Shares and Exchangeable Shares. The maximum number of Exchangeable Shares to be issued under the Plan of Arrangement will be 29.4 million. The Exchangeable Shares will be exchangeable at any time at the option of the holder, on a one-for-one basis, for Marathon Common Shares and carry the same voting rights and other material attributes as Marathon Common Shares. We also understand that, prior to the consummation of the transactions contemplated by the Plan of Arrangement, WesternZagros will receive C$82.6 million of capital from Western and that certain directors, officers and employees of WesternZagros will purchase approximately 3.7 million WesternZagros Common Shares at a price of C$2.50 per share pursuant to a private placement (the "Private Placement"). Certain members of the board of directors of Western who are not directors of WesternZagros have agreed to exercise any WesternZagros Warrants received under the Plan of Arrangement. The above description is summary in nature. The specific terms and conditions of the Plan of Arrangement are set out in the Arrangement Agreement and will be more fully described in the management information and proxy circular (the "Management Information Circular") which will be mailed to holders of Western Common Shares in connection with the Plan of Arrangement.

The board of directors of Western (the "Board of Directors") has retained TD Securities to provide advice and assistance to it in, among other things, evaluating the Plan of Arrangement, including the preparation and delivery to the Board of Directors of its opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the cash consideration and share consideration (collectively, the "Consideration") to be paid by Marathon under the Plan of Arrangement to the holders of Western

F-1
                                                              Member of TD Bank Financial Group

Common Shares. TD Securities has not prepared a valuation of the Company or Marathon or any of their securities or assets and the Fairness Opinion should not be construed as such.

ENGAGEMENT OF TD SECURITIES

TD Securities was engaged by Western pursuant to an engagement agreement dated September 20, 2006 (the "Engagement Agreement"). The terms of the Engagement Agreement provide that TD Securities will receive a fee for its services, a portion of which is contingent on completion of the Plan of Arrangement or certain other events, and is to be reimbursed for its reasonable out-of-pocket expenses. In addition, the Company has agreed to indemnify TD Securities, in certain circumstances, against certain expenses, losses, claims, actions, damages and liabilities incurred in connection with the provision of its services.

CREDENTIALS OF TD SECURITIES

TD Securities is a Canadian investment banking firm with operations in a broad range of investment banking activities, including corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment management and investment research. TD Securities has participated in a significant number of transactions involving public and private companies and has extensive experience in preparing valuations and fairness opinions.

The Fairness Opinion is the opinion of TD Securities and its form and content have been approved by a committee of senior investment banking professionals of TD Securities, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

RELATIONSHIP WITH INTERESTED PARTIES

Neither TD Securities, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) (the "Securities Act") of the Company, Marathon, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Neither TD Securities nor any of its affiliates is an advisor to any Interested Party with respect to the Plan of Arrangement other than to the Company pursuant to the Engagement Agreement. In September, 2006 Western engaged TD Securities to advise it with respect to financial and strategic initiatives. In November, 2006 Marathon engaged TD Securities to advise it with respect to entering into arrangements with Canadian bitumen suppliers with respect to possible joint ventures or other crude oil supply arrangements. At that time, TD Securities advised Marathon that TD Securities had a relationship with Western. Marathon and TD Securities agreed that TD Securities would not provide advice to Marathon with respect to any potential joint venture or other crude oil supply arrangement in regards to Western and would not receive any fee from Marathon if Marathon entered into such an arrangement with Western.

TD Securities and its affiliates have not been engaged to provide any financial advisory services, have not acted as lead or co-lead manager on any offering of securities of the Company or any other Interested Party, or had a material financial interest in any transaction involving the Company or any other Interested Party during the 24 months preceding the date on which TD Securities was first contacted in respect of the Offer other than as described herein. TD Securities acted as financial advisor to the Company in September 2005 with respect to takeover defence preparedness planning and strategic planning initiatives, and in June 2006 with respect to a potential strategic investment. There are no understandings or agreements between TD Securities and the Company or any other Interested Party with respect to future financial advisory or investment banking business. TD Securities may in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or any other Interested Party. The Toronto-Dominion Bank, the parent company of TD Securities, provides credit facilities and other banking services to the Company and may provide such services to other Interested Parties from time to time in the ordinary course of its business.

F-2
                                                              Member of TD Bank Financial Group

TD Securities and its affiliates act as a trader and dealer, both as principal and as agent, in major financial markets and, as such, may have and may in the future have positions in the securities of any Interested Party and, from time to time, may have executed or may execute transactions on behalf of any Interested Party or other clients for which it may have received or may receive compensation. As an investment dealer, TD Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Plan of Arrangement, the Company or any other Interested Party.

SCOPE OF REVIEW

In connection with the Fairness Opinion, TD Securities reviewed and relied upon (without attempting to verify independently the completeness or accuracy of) or carried out, among other things, the following:

  1.
  a draft dated July 30, 2007, of the Arrangement Agreement;

  2.
  a draft dated July 30, 2007, of the Plan of Arrangement;

  3.
  the Joint Venture Agreement and the Participation and Area of Mutual Interest Agreement amongst Western, Shell Canada Limited and Chevron Corporation governing the Athabasca Oil Sands Project (the "Project") dated December 6, 1999 and various amendments to these agreements;

  4.
  Annual Reports of Western, including the audited annual financial statements and management's discussion and analysis contained therein, for the years ended December 31, 2004, 2005, and 2006;

  5.
  Annual Reports on Form 10-K of Marathon, including the audited annual financial statements and management's discussion and analysis contained therein, for the years ended December 31, 2004, 2005, and 2006;

  6.
  Quarterly Interim Reports of Western, including the unaudited financial statements and management's discussion and analysis contained therein, for the quarters ended March 31, 2007 and June 30, 2007;

  7.
  Quarterly Report on Form 10-Q of Marathon, including the unaudited financial statements and management's discussion and analysis contained therein, for the quarter ended March 31, 2007;

  8.
  draft Quarterly Report of Marathon including the unaudited financial statements and management's discussion and analysis contained therein, for the quarter ended June 30, 2007;

  9.
  Annual Information Forms for Western for the fiscal years ended December 31, 2005 and 2006;

  10.
  various presentations, strategic plans and budgets prepared by the management of the Company for the Board of Directors;

  11.
  projected operating and financial results for Western prepared by management of the Company for each of the years ending December 31, 2007, through December 31, 2056;

  12.
  various business plans, feasibility studies, asset development plans, front-end development documents, forecasts and other Project documents prepared by Shell Canada Limited in its capacity as operator of the Project;

  13.
  minutes of meetings of, and presentations prepared for, various committees of the Project;

  14.
  reports prepared by GLJ Petroleum Consultants Ltd. for the Company including the most recent reports: Reserves Assessment and Evaluation of the Athabasca Oil Sands Project effective December 31, 2006, and Reserves and Contingent Resources Assessment and Evaluation of Certain Athabasca Oil Sands Mining Leases effective December 31, 2006;

F-3
                                                              Member of TD Bank Financial Group

  15.
  reports prepared by Norwest Corporation for the Company including the following: Evaluation of Selected Oil Sands Leases — Athabasca Oil Sands Project dated January 30, 2007, and Regional Assessment dated March 15, 2007;

  16.
  the take-over bid circular and director's circular regarding Royal Dutch Shell plc's offer to purchase Shell Canada Limited, both dated February 8, 2007;

  17.
  a report prepared by Purvin & Gertz Inc. entitled Upgrader Cost and Price Analysis dated February 2007;

  18.
  various joint venture partner presentations prepared by Chevron Corporation regarding the Ells River project;

  19.
  the application to the Alberta Energy and Utilities Board for the Muskeg River Mine Expansion Project dated April 2005;

  20.
  discussions with senior management and the Board of Directors with respect to the information referred to above and other issues deemed relevant;

  21.
  representations contained in a certificate dated as of the date hereof from senior officers of Western as to the matters set out in Appendix A;

  22.
  discussions with senior management of Marathon with respect to the information referred to above and other issues deemed relevant;

  23.
  discussions with the Company's legal counsel;

  24.
  various research publications prepared by equity research analysts regarding the Canadian oil sands industry and selected public companies and income trusts considered relevant;

  25.
  public information relating to the business, operations, financial performance and securities trading history of selected public companies and income trusts considered relevant;

  26.
  public information with respect to certain other transactions of a comparable nature considered relevant; and

  27.
  such other corporate, industry, and financial market information, investigations and analyses as TD Securities considered necessary or appropriate in the circumstances.

TD Securities has not, to the best of its knowledge, been denied access by the Company to any information requested by TD Securities.

ASSUMPTIONS AND LIMITATIONS

With the Company's acknowledgement and agreement as provided for in the Engagement Agreement, TD Securities has relied upon the accuracy, completeness and fair presentation of all data and other information obtained by it from public sources, provided to it by or on behalf of the Company, provided to it by or on behalf of Marathon, or otherwise obtained by TD Securities, including the certificate provided by senior officers of the Company (collectively, the "Information"). The Fairness Opinion is conditional upon such accuracy, completeness and fair presentation. Subject to the exercise of professional judgment, and except as expressly described herein, TD Securities has not attempted to verify independently the accuracy, completeness or fair presentation of any of the Information.

With respect to the budgets, forecasts, projections or estimates provided to TD Securities and used in its analyses, TD Securities notes that projecting future results is inherently subject to uncertainty. TD Securities has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which TD Securities has been advised are (or were at the time of preparation and continue to be) in the opinion of the Company reasonable in the circumstances.

F-4
                                                              Member of TD Bank Financial Group

TD Securities expresses no independent view as to the reasonableness of such budgets, forecasts, projections and estimates or the assumptions on which they are based.

In preparing the Fairness Opinion, TD Securities has made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to TD Securities, conditions required to implement the Plan of Arrangement will be met, all consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained without adverse condition or qualification, the Management Information Circular will be distributed to the holders of Western Common Shares in accordance with all applicable laws, and the disclosure in the Management Information Circular will be accurate, in all material respects, and will comply, in all material respects, with the requirements of all applicable laws. In its analysis in connection with the preparation of the Fairness Opinion, TD Securities made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of TD Securities, the Company, Marathon or their respective affiliates. Among other things, TD Securities has assumed the accuracy, completeness and fair presentation of, and has relied upon, the financial statements forming part of the Information.

The Fairness Opinion has been provided for the use of the Board of Directors and is not intended to be, and does not constitute, a recommendation to any holders of Western Common Shares as to whether to vote Western Common Shares in favour of the Plan of Arrangement. The Fairness Opinion may not be used or relied upon by any person other than the Board of Directors without the express prior written consent of TD Securities. The Fairness Opinion does not address the relative merits of the Plan of Arrangement as compared to other transactions or business strategies that might be available to the Company, nor does it address the underlying business decision to enter into the Arrangement Agreement. In considering fairness, from a financial point of view, TD Securities considered the Plan of Arrangement from the perspective of holders of Western Common Shares generally and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations. The Fairness Opinion is rendered as of July 30, 2007, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of the Company and its affiliates as they were reflected in the Information provided or otherwise available to TD Securities. Any changes therein may affect the Fairness Opinion and, although TD Securities reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after such date.

The preparation of a fairness opinion is a complex process and is not necessarily amenable to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. TD Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. Accordingly, this Fairness Opinion should be read in its entirety.

F-5
                                                              Member of TD Bank Financial Group

CONCLUSION

Based upon and subject to the foregoing, TD Securities is of the opinion that, as of July 30, 2007, the Consideration under the Plan of Arrangement is fair, from a financial point of view, to the holders of Western Common Shares.

Yours very truly,

TD SECURITIES INC.

F-6
                                                              Member of TD Bank Financial Group

Appendix A

Certificate of Western Oil Sands Corporation

The President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer of the Company have represented to TD Securities in a certificate dated July 30, 2007, that:

  (i)
  To the best of the knowledge, information and belief of such officers, the information, data, documents, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind respecting the Company, its subsidiaries and the Plan of Arrangement (collectively, the "Company Information") provided orally by, an officer or employee of the Company or in writing by the Company or any of its subsidiaries (as such term is defined in the Securities Act) or their respective agents to TD Securities for the purpose of preparing the Fairness Opinion was, at the date the Company Information was provided to TD Securities, and is at the date hereof complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Offer and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Offer necessary to make the Company Information or any statement contained therein not misleading in light of the circumstances under which the Company Information was provided or any statement was made.

  (ii)
  Since the dates on which the Company Information was provided to TD Securities, except as disclosed in writing to TD Securities, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Company Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

  (iii)
  To the best of the knowledge, information and belief of such officers after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the Company or any of its subsidiaries or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided to TD Securities.

  (iv)
  Since the dates on which the Company Information was provided to TD Securities, no material transaction has been entered into by the Company or any of its subsidiaries except as disclosed.

  (v)
  Such officers have no knowledge of any facts not contained in or referred to in the Company Information provided to TD Securities by the Company which would reasonably be expected to affect the Fairness Opinion, including the assumptions used, the scope of the review undertaken or the conclusions reached.

  (vi)
  Other than as disclosed in the Company Information, to the best of the knowledge, information and belief of such officers after reasonable inquiry, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting the Company or any of its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board, agency or instrumentality which may in any way materially adversely affect the Company and its subsidiaries taken as a whole.

  (vii)
  All financial material, documentation and other data concerning the Plan of Arrangement, the Company and its subsidiaries, including any projections or forecasts (based on assumptions management of the Company believes to be reasonable), provided to TD Securities do not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or data or any statement contained therein not

F-6
 Member of TD Bank Financial Group

    misleading in light of the circumstances in which such financial material, documentation and data was provided to TD Securities or any statement therein was made.

  (viii)
  To the best of the knowledge, information and belief of such officers after due inquiry, no verbal or written offers for all or a material part of the properties and assets owned by, or the securities of, the Company or any of its subsidiaries have been received and no negotiations have occurred relating to any such offer within the two years preceding the date hereof which have not been disclosed to TD Securities.

  (ix)
  There are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Offer, except as have been disclosed to TD Securities.

  (x)
  The contents of all disclosure documents prepared by the Company in connection with the Arrangement are true and correct in all material respects and do not contain any misrepresentation (as defined in the Securities Act) and those disclosure documents comply with all requirements under applicable laws.

Capitalized terms not otherwise defined herein have the meaning ascribed thereto in the fairness opinion dated July 30, 2007, of TD Securities Inc. addressed to the Board of Directors of Western Oil Sands Inc.

F-7
 Member of TD Bank Financial Group

APPENDIX G — INFORMATION CONCERNING NEW WESTERNZAGROS

SCHEDULES

A — Pro Forma Consolidated Financial Statements of WesternZagros Resources Ltd.
B — Consolidated Financial Statements of WesternZagros Resources Inc.
C — Audited Balance Sheet of WesternZagros Resources Ltd. as at August 31, 2007
D — Geological Report of Sproule International Limited

NOTICE TO READER

        As at the date hereof, New WesternZagros has not carried on any active business. The Arrangement provides Western Shareholders with the opportunity to participate in New WesternZagros. The Arrangement Agreement provides that it is a mutual condition precedent to the consummation of the transactions contemplated thereunder that, among other things, Marathon and Western shall be satisfied that the Subsequent Transactions will be completed immediately following the Effective Time on terms and conditions mutually acceptable to Western and Marathon. Assuming the Arrangement Resolution is approved, immediately following the Effective Time, New WesternZagros will, among other things, acquire all of the issued and outstanding WesternZagros Shares. Unless otherwise noted, the disclosure in this Appendix has been prepared assuming that the acquisition of all of the issued and outstanding WesternZagros Shares by New WesternZagros has been completed.

        All capitalized terms used in this Appendix but not otherwise defined herein have the meanings set forth in the "Glossary of Terms" in the Information Circular.

        In this Appendix, dollar amounts are expressed in U.S. dollars unless otherwise stated.

FORWARD-LOOKING STATEMENTS

        This Appendix contains forward-looking statements. All statements other than statements of historical fact contained in this Appendix are forward-looking statements, including but not limited to operational information, future exploration and development plans and anticipated future production and resources. Reference is made to "Information Circular — Forward-Looking Statements" in the body of the Information Circular for information regarding forward-looking statements. The forward-looking statements contained in this Appendix are expressly qualified in their entirety by the cautionary statements set forth in the body of the Information Circular under "Information Circular — Forward-Looking Statements". Readers are cautioned not to place undue reliance on forward-looking statements contained in this Appendix, which reflect the analysis of the management of New WesternZagros only as of the date of the Information Circular. None of Western, New WesternZagros or Marathon undertakes any obligation to release publicly the results of any revision to these forward-looking statements which may be made to reflect events or circumstances after the date of the Information Circular or to reflect the occurrence of unanticipated events, except as required by Applicable Canadian Securities Laws.

CORPORATE STRUCTURE

        New WesternZagros was incorporated under the ABCA on August 22, 2007. Prior to the Effective Date, New WesternZagros will amend its articles to add the New WesternZagros Preferred Shares and an additional class of preferred shares to its authorized capital. Its registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2 and its principal business office is located at 2400, 440 - 2nd Avenue S.W., Calgary, Alberta T2P 5E9.

        WesternZagros was incorporated under the ABCA on September 21, 2004. Its registered office is located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2 and its principal business office is located at 2400, 440 - 2nd Avenue S.W., Calgary, Alberta T2P 5E9. WesternZagros is currently a wholly-owned subsidiary of Western.

Intercorporate Relationships

        As at the date hereof, New WesternZagros does not have any subsidiaries. Assuming the Arrangement Resolution is approved at the Meeting, following the Effective Time and completion of the Subsequent Transactions, New WesternZagros will own all of the issued and outstanding WesternZagros Shares and will have the material wholly-owned subsidiaries shown below.

GENERAL DEVELOPMENT OF THE BUSINESS

        New WesternZagros was incorporated for the sole purpose of participating in the Arrangement and has not carried on any active business other than in connection with the Arrangement and related matters. Following completion of the Arrangement and the Subsequent Transactions, New WesternZagros and its subsidiaries will carry on the business currently carried on by WesternZagros and its subsidiaries. WesternZagros and its subsidiaries are collectively referred to herein as "WesternZagros".

        A complete description of the business of WesternZagros is provided in this Appendix. Pro forma financial information concerning New WesternZagros after the acquisition of the WesternZagros Shares and the completion of the New WesternZagros Private Placement as to subscriptions received to date is provided in the pro forma consolidated financial statements attached as Schedule "A" to this Appendix. Attached as Schedule "B" to this Appendix are the historical consolidated financial statements for WesternZagros for the years ended December 31, 2006 and 2005 and the six month periods ended June 30, 2007 and June 30, 2006. Attached as Schedule "C" to this Appendix is an audited balance sheet of New WesternZagros as at August 31, 2007.

        Pursuant to the Arrangement, a Western Shareholder will receive, for each Western Share held, one New WesternZagros Share and one-tenth of a New WesternZagros Warrant, with each whole New WesternZagros Warrant entitling the holder thereof to purchase one New WesternZagros Share at a price of Cdn$2.50 until the date which is three months from the Effective Date.

        The Subsequent Transactions will be effected sequentially forthwith after the Effective Time to: (i) issue additional WesternZagros Shares to Western for cash subscription proceeds of Cdn$81,533,877; (ii) transfer all of the issued and outstanding WesternZagros Shares to New WesternZagros in consideration for the issuance by New WesternZagros of New WesternZagros Preferred Shares; (iii) cause the redemption or purchase for cancellation of such New WesternZagros Preferred Shares in consideration for the issuance of a demand non-interest bearing promissory note of New WesternZagros; (iv) cause the redemption or purchase for cancellation of the Class B Shares of Western held by New WesternZagros at that time in consideration of the cancellation of such New WesternZagros promissory note; and (v) cause the redemption or purchase for cancellation of the Class C Shares of Western held by New WesternZagros at that time in consideration of the payment by Western to New WesternZagros of Cdn$1 million.

        Following the completion of the Arrangement and the Subsequent Transactions, New WesternZagros will complete the New WesternZagros Private Placement to directors, officers and employees of New WesternZagros and persons associated with them of up to 5 million New WesternZagros Shares at a price of Cdn$2.50 per share for gross proceeds to New WesternZagros of up to Cdn$12.5 million. Certain persons have committed to participate in the New WesternZagros Private Placement as to Cdn$9.4 million. No finders fees or commissions will be paid in connection with the New WesternZagros Private Placement. The purpose of the New WesternZagros Private Placement is to provide additional capital for use by New WesternZagros in its exploration and development activities and to provide a mechanism whereby directors, officers and employees of New WesternZagros can increase their ownership position within New WesternZagros. The price at which the New WesternZagros Shares will be sold is consistent with the exercise price for the New WesternZagros Warrants and the attributed issue price of the New WesternZagros Shares being issued pursuant to the Arrangement, each of which is Cdn$2.50 per share. The subscription price of Cdn$2.50 per share is New WesternZagros' best estimate of the "market price" of a New WesternZagros Share prior to the Effective Date, but may not reflect the market price for New WesternZagros Shares once they begin trading. The New WesternZagros Private Placement is being undertaken in accordance with applicable corporate law, applicable securities laws and TSX-V regulations and policies.

        The TSX-V has conditionally approved the listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V. Listing will be subject to New WesternZagros fulfilling all of the listing requirements of the TSX-V. Trading in both the New WesternZagros Shares and the New WesternZagros Warrants is expected to commence concurrently with the delisting of the Western Shares on the TSX.

        Upon completion of the Arrangement, New WesternZagros will become a reporting issuer in certain Canadian provinces, and will become subject to the informational reporting requirements under Applicable Canadian Securities Laws. New WesternZagros Shares and New WesternZagros Warrants to be issued to Western Shareholders pursuant to the Arrangement will generally not be subject to any resale restrictions under Applicable Canadian Securities Laws. The New WesternZagros Shares and New WesternZagros Warrants (but not the New WesternZagros Shares issuable upon the exercise thereof) issued in the Arrangement will be freely transferable under U.S. Securities Laws, except for

New WesternZagros Shares and New WesternZagros Warrants held by Persons who are deemed to be "affiliates" (for purposes of U.S. Securities Laws) of Western or Marathon prior to or after the Arrangement. See "The Arrangement — Canadian Securities Law Matters" and "— United States Securities Law Matters" in the Information Circular.

DESCRIPTION OF THE BUSINESS

        New WesternZagros was incorporated for the sole purpose of participating in the Arrangement and has not carried on any active business other than in connection with the Arrangement and related matters. Following completion of the Arrangement and the Subsequent Transactions, New WesternZagros and its subsidiaries will carry on the business currently carried on by WesternZagros and its subsidiaries who are for the purposes herein collectively referred to as "WesternZagros".

        WesternZagros is an international natural resources company formed for the purpose of engaging in the business of acquiring properties and exploring for, developing and producing crude oil and natural gas. WesternZagros is party to an Exploration and Production Sharing Agreement (the "EPSA") with the Kurdistan Regional Government (the "KRG") in respect of a 2,120 square kilometre exploration project area in the Kurdistan Region of Iraq.

        In 2003, Western began examining oil and gas exploration and development opportunities in Iraq with a focus on the Kurdistan Region. In November 2004, WesternZagros signed a Memorandum of Understanding ("MOU") with the KRG Sulaymaniya Administration in order to conduct an exploration study in an area within the southern Kurdistan Region. In March 2005, WesternZagros also signed an MOU with the federal Ministry of Oil in Baghdad with respect to the same exploration study and other technical cooperation projects. This MOU was later expanded to include an additional development project study in central Iraq.

        Following the completion of these studies and the adoption by national referendum of the Iraq Constitution in October 2005, WesternZagros proposed and negotiated the EPSA for part of the exploration study area with the KRG. The EPSA was originally signed in Sulaymaniya on May 4, 2006. The EPSA provides for the exploration of conventional oil and gas in the Kurdistan Region. On May 8, 2006, the two antecedent administrations in the Kurdistan Region (located in the cities of Sulaymaniya and Erbil) merged as a united KRG. The EPSA was reviewed in late 2006 and early 2007 by the Minister of Natural Resources of the united KRG and, as a result of this review and with the agreement of WesternZagros, the EPSA was amended to, among other things, reduce the contract area with a corresponding reduction in WesternZagros' work committment. The amended and revised EPSA was signed in Erbil by WesternZagros and the KRG and ratified by the Prime Minister of the Kurdistan Region on behalf of the Council of Ministers (Cabinet) of the KRG on February 26, 2007.

        The area covered by the EPSA (the "EPSA Lands") consists of 2,120 square kilometres (approximately 524,000 acres) on the Kalar-Bawanoor Block in the Kurdistan Region and is on trend with, and adjacent to, a number of historic oil and gas discoveries. See "Principal Properties".

Strategy

        The main focus of WesternZagros' business is the exploration and development of the EPSA Lands. The area of Iraq comprising the Kurdistan Region has been both under-explored and under-developed relative to the rest of Iraq and it provides an early stage entry opportunity on trend with several large fields, including the Kirkuk field. See "Industry Conditions" and "Principal Properties".

        The objective of WesternZagros is to be recognized, through consistently superior business performance and operations excellence, as one of the leading independent oil and gas companies active in Iraq. In executing its strategy, WesternZagros has made it a priority to recruit and retain local personnel. WesternZagros believes that it has developed a strong reputation among government authorities and the business community in the Kurdistan Region that has been significant in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. WesternZagros is in the process of developing and implementing its corporate social responsibility policies and practices in the Kurdistan Region.

INDUSTRY CONDITIONS

        The following is a brief summary of the economic and energy market conditions encountered in conducting oil and natural gas operations in the Kurdistan Region of Iraq. The industry related information in this section and in the rest of this Appendix has been taken from public sources, including the Arab Oil and Gas Directory and data compiled by IHS Inc.

Historical

        Oil exploration started in Iraq in the late 19th century when a number of oil accumulations were discovered. In 1914 a consortium of companies formed a joint subsidiary, the Turkish Petroleum Company which subsequently became the Iraq Petroleum Company ("IPC"). In 1927, IPC made the first commercial discovery in Iraq at the Kirkuk field. Following the "Red Line Agreement" in 1928, IPC was comprised of a consortium of Shell, BP, CFP (now Total), Near East Development (a Mobil/Exxon joint company) and Partex (Gulbenkian). The entirety of Iraq fell within three concessions held by the IPC Group in the names of Mosul Petroleum Company (northern areas west of the Tigris), Basra Petroleum Company (southern Iraq) and IPC itself (northern areas east of the Tigris and including the area of Iraq currently comprising the Kurdistan Region).

        In 1933, exports commenced from the Kirkuk field to the Mediterranean at a rate of 1,600 bbls/d. The country's second major oilfield, Rumaila, was discovered by IPC in 1953 and was developed in the 1970's. The Zubair, Bai Hassan, Jambar and Qayarah fields as well as other smaller fields were developed in the 1950's and two other large fields, Buzurgan and Abu Ghirab came on stream in 1976.

        During the period from 1950 to 1955, Iraq's oil production reached 697,000 bbls/d from an initial production level of 50,600 bbls/d in 1950. In the 1970s, production reached 3.5 million bbls/d. By a process of nationalization of the IPC interest which began in 1961, the Iraq petroleum industry ultimately came under complete State control in 1975 and since this time the nationalized industry has expanded exploration and development activities.

        Many of the large fields in Iraq were not developed due to a number of factors, including the 1980-1988 war with Iran, the 1990 Gulf crisis and war, international sanctions which were imposed on Iraq and the 2003 invasion by the United States. Two fields were developed in the 1990s; the Khabbaz field in 1994 and the large West Quurna field in 1998.

        The Iraq petroleum industry outside the Kurdistan Region is currently operated by the Ministry of Oil of the Republic of Iraq through subordinate State companies: the Northern Oil Company for the development and production in the north and central regions; and the Southern Oil Company for the remainder of the country, with various other State companies involved in marketing and refining. Refineries are situated in Baghdad, Basra, al-Hadithah, Khanaqin, Kirkuk and Qayarah.

Current

        Iraq has numerous large undeveloped fields and unexplored areas. Out of the 73 oil fields discovered, only 15 are producing. Six of the 73 oil fields are classified as super-giant (over 5 billion bbls), 23 as giant (500 million to 5 billion bbls), and 44 as medium to large (50 to 500 million bbls) or small (less than 50 million bbls). Iraq has approximately 115 billion bbls (approximately 75 billion bbls undeveloped) of proven oil reserves and 220 billion bbls of proven and probable reserves. Over 80% of Iraq's oil reserves are located in the Cretaceous formations as approximately two-thirds of the oilfields have only been drilled to that formation. The remaining reserves are essentially found in the Tertiary formations (Kirkuk). Iraq's total oil production in February 2007 was reported to be almost 2 million bbls/d, of which 1.5 million bbls/d was exported. Iraq has established oil export routes to the Mediterranean via Turkey and directly to the Persian Gulf. See "Oil Transportation Infrastructure". The Rumaila field in southern Iraq has a daily capacity of approximately 1.25 million bbls/d and the Kirkuk field has a capacity of approximately 0.85 million bbls/d. The International Energy Agency projects that Iraq production will reach 3.2 million bbls/d in 2010, 5.4 million bbls/d in 2020 and 7.9 million bbls/d in 2030.

        WesternZagros' business plan does not contemplate the development of natural gas fields until a natural gas market is developed. It is anticipated that a natural gas market within Iraq and a natural gas export market to Turkey and Europe may develop over the next 10 years. If so, value could be created through development of natural gas opportunities if natural gas is discovered within the EPSA Lands as the EPSA provides for future gas development.

        Of the seven Iraq natural gas fields currently earmarked by Iraq's Ministry of Oil for development, four lie in relative proximity to the EPSA Lands (i.e. Mansuriyah, Kor Mor, Jeria Pika, and Chemchemal). Consequently, if WesternZagros' exploration efforts should discover associated or non-associated natural gas/condensate discoveries, there may be potential for WesternZagros to monetize its gas resources.

Industry Structure

        WesternZagros is currently one of a small number of oil and gas companies/consortia working in the Kurdistan Region. Other industry participants include DNO ASA, a Norwegian exploration company, Dana Gas PJSC, a UAE company, TTOPCO Taq Taq Operating Company (the joint operating company of Genel Energy International Limited and Addax Petroleum International Limited), PetPrime and A&T Energy, two US-Turkish joint ventures, and Hunt Oil Company of Kurdistan Region (a subsidiary of Hunt Oil Company), which executed a production sharing agreement with the KRG in September 2007. In addition, a number of other international and multinational companies are actively seeking opportunities in the Kurdistan Region. WesternZagros is holding discussions with a number of such companies with respect to their potential participation in the EPSA. WesternZagros has not made any determination at this time as to whether it will bring a participant into the EPSA.

        Iraq is currently engaged in an exercise to update its existing petroleum legislation, which dates back to the nationalization of its then concession-based petroleum industry. A draft Federal Iraq Oil & Gas Law was prepared by a committee comprising representatives of the Kurdistan Region and the parties included in the federal Council of Representatives (Cabinet). This committee reached consensus on a draft Federal Oil & Gas Law on February 15, 2007. However, certain material issues remained to be resolved, such as completion of the annexes to the law, the structure of certain federal institutions, such as the Ministry of Oil and the Iraq National Oil Company, the terms of the model petroleum agreements that are contemplated by the draft Federal Oil & Gas Law, and the terms of a law governing revenue sharing for petroleum activities. A consensus was reported to have been reached on a revenue sharing law on June 21, 2007, however, certain issues remain to be resolved. There are political differences within Iraq as to the terms of the draft Federal Oil & Gas Law, in particular as to the authority of the federal Regions over petroleum resources and the issue of foreign investment/production sharing in Iraq's upstream petroleum resources. Disagreements have recently been reported to exist between the Iraq minister of oil and officials of the KRG in relation to the terms of the draft Federal Oil & Gas Law.

        The Iraq Constitution and the draft Federal Oil & Gas Law contemplate a role for Regional governments in awarding petroleum contracts for certain types of operations, and regulating those petroleum operations occurring within the regions. The KRG developed a Kurdistan Region Oil & Gas Law that appears consistent with such a role and in conformity with the principles reflected in the proposed Federal Oil & Gas Law in February 2007 and the proposed Federal Revenue Sharing Law in June 2007. On August 6, 2007, the Kurdistan Region Parliament (also known as the Kurdistan National

Assembly) approved the Kurdistan Region Oil & Gas Law (Kurdistan Region Law No. 22 of 2007) which came into force in the Kurdistan Region with effect from August 9, 2007. WesternZagros' activities under the EPSA fall within the jurisdiction of the Kurdistan Region Oil & Gas Law. Certain officials of the federal Iraq government have expressed an opinion that the Kurdistan Regional Oil & Gas Law is invalid. KRG officials maintain that the Kurdistan Regional Oil & Gas Law is in fact consistent with the Iraq Constitution.

        The Kurdistan Region Oil & Gas Law, as enacted by the Kurdistan Region Parliament, creates a Regional Council (for Oil & Gas) comprising the KRG Prime Minister, the KRG Deputy Prime Minister, the KRG Ministers of Finance and Economy and Natural Resources and the KRG Planning Minister.

        The law also includes a stipulation introduced during the parliamentary process that all the exploration and production sharing contracts which were executed by the KRG before this law came into force will be reviewed by the Regional Council in order to ensure that any such exploration and production sharing contracts are consistent with this law, taking into consideration the related circumstances when the contracts were signed. Any contracts which are not consistent with the law and not approved by the Regional Council may therefore be considered to be invalid or require amendment. The KRG has asked WesternZagros and other existing production sharing contract holders in the Kurdistan Region to make proposals which would bring the EPSA into broad conformity with its recently published Model Production Sharing Agreement and the KRG's published guidelines for commercial terms for production sharing agreements.

        On the basis of the reassurances given by the KRG in the context of the EPSA revision process which occurred in February 2007 and subsequently, WesternZagros believes that the integrity of the basic fiscal and business terms of the EPSA will be upheld and honoured as being consistent with the provisions of the Kurdistan Region Oil & Gas Law even though the form of the EPSA may require some amendment to make it consistent with the KRG's standard form for production sharing agreements entered into after the enactment of the Kurdistan Region Oil & Gas Law.

        There is no assurance that any Iraq federal law will be enacted authorizing and defining the role for Regional governments in awarding petroleum contracts such as the EPSA, or that federal law, if enacted, will be consistent with the draft Federal Oil & Gas Law. In addition, it is also possible that a subsequent review similar to the Regional Council review described above may be required under any Iraq federal law which may be enacted but this remains unknown at this time. Failure to enact federal oil and gas legislation or the enactment of federal legislation contrary to Kurdistan Region legislation could materially and adversely impact WesternZagros' interests in the Kurdistan Region. See "Risk Factors — Legislative Issues".

Oil Transportation Infrastructure

        WesternZagros is currently evaluating its options to export crude from potential oil discoveries made on the EPSA Lands. In the short term, trucking crude to terminals at Kirkuk or Taq Taq may provide near-term cash flow from any oil discoveries made. WesternZagros anticipates trucking as the primary method of transportation, commencing with the first available production. However, trucking may become inadequate for the potential volumes that may be produced from the EPSA Lands, eventually requiring access to a pipeline system linked to an export terminal.

        According to the International Energy Agency, the current pipeline system in Iraq has over 6 million bbls/d of crude export capacity. However, much of the existing oil infrastructure is in need of repair. Once restored to its full operating capabilities, the Iraq pipeline system is expected to have abundant capacity.

        The pipeline options available to WesternZagros to export crude from the EPSA Lands are depicted below and include the Ceyham, Turkey System (1.6 MMbbls/d), the Kirkuk-Basra System (1.4 Mbbls/d),

the Kirkuk-Baniyas, Syria System (250 Mbbls/d), as well as a system proposed to be built within the Kurdistan Region.

Existing and Proposed Pipelines

        A proposed Kurdistan Region pipeline project could also allow tie in from the Taq Taq field and other Kurdish Region oil discoveries to the main existing pipeline to Ceyhan at the Turkish border near Zakho. Effective execution of this planned project will require collaboration with the KRG and Iraq's Federal Government.

        The proposed Kurdistan Region pipeline route is WesternZagros' preferred option for exporting crude oil from potential oil discoveries made within the EPSA Lands as it would not have the major repair and maintenance issues of certain of the other pipeline routes.

Competitive Advantages and Challenges

        Although WesternZagros is a relatively small corporation in a large and competitive industry, it also has certain competitive advantages over some of the larger industry participants due to its early entrance into the region and the relationships which it has developed. As a small corporation, WesternZagros can react to opportunities in an expeditious manner. WesternZagros has an experienced and qualified board of directors and management, especially in the areas of international oil and natural gas activity and the financing thereof. In addition, WesternZagros will continue to develop and maintain key business relationships, particularly with local partners and government representatives in the Kurdistan Region and other regions of Iraq. WesternZagros can also access current technology used in the onshore petroleum industry in North America and elsewhere.

        Offsetting these advantages is the distance between the Kurdistan Region and WesternZagros' head office, requiring the establishment of branch offices with associated costs. Securing qualified staff for these operations given the remote working conditions and potential security concerns may also present a challenge. For the same reasons, equipment and services may not be readily available, thus requiring more advanced planning or commitments not otherwise required elsewhere. See "Risk Factors".

Security Matters

        Security risks exist in Iraq, particularly surrounding Baghdad and a number of other cities outside of the Kurdistan Region. WesternZagros believes that the Kurdistan Region maintains the safest operating environment in Iraq. Within the Kurdistan Region, no insurgent activities against foreign individuals or companies have been documented since 2003. The security in the Kurdistan Region is a direct result of the influence of the KRG through its Kurdish Region National Guard (the "Peshmerga") and the Internal Security Agency of the KRG (the "Asaiysh"). Through the effective deployment of the Peshmerga and the Asaiysh, the KRG has been able to control its regional and international borders and maintain security in the region. Based upon the success achieved by the KRG and advice from its security advisors, WesternZagros assesses the threat level within the EPSA Lands as moderate. WesternZagros takes further precautions and obtains regular security advice and protection from several sources including D.S. Vance, a subsidiary of GardaWorld, the largest private security provider in the world. See "Risk Factors".

        WesternZagros has also established relationships with local health providers in Sulaymaniya and has an agreement with International SOS for emergency medical evacuation. International SOS has also conducted an in-depth assessment of the health facilities. WesternZagros requires all of its contractors to have their own expatriate insurance, medic with ambulance vehicle and health, safety and environmental professional on site, full time in the field.

EPSA OVERVIEW AND COMMITMENTS

        On February 26, 2007, WesternZagros executed the revised EPSA with the KRG. The EPSA grants WesternZagros the exclusive right to conduct oil and gas exploration operations on 2,120 square kilometres located in the Kalar-Bawanoor area in the Kurdistan Region of Iraq. Options to participate for an aggregate 5% working interest have been granted to certain participants which working interests would be subject to the same terms as WesternZagros' interest. These participants have the option to have up to 4% of their working interest funded by interest-bearing loans from WesternZagros.

Management Committee

        Operations on the EPSA Lands are to be governed by a management committee to consist of two representatives of the KRG and two representatives of WesternZagros. All decisions of the management committee are required to be unanimous. Any disputes are subject to binding arbitration. The EPSA designates WesternZagros as the sole operator of the EPSA Lands.

Work Commitments and Funding

        The EPSA contemplates two exploration sub-periods of three years and two years, respectively, with two possible one-year extensions. The first exploration sub-period ends December 31, 2010. During such time, WesternZagros is required to complete a minimum of 1,150 km of seismic surveying, drill two exploration wells or spend a minimum of US$30 million in the aggregate on seismic, geologic studies and drilling. Procurement of long lead time items is underway for the first well which must be started in February 2008. At the end of the first exploration sub-period, WesternZagros may relinquish the entire contract area (other than any discovery or development areas), or continue further exploration operations during the second exploration sub-period which ends December 31, 2012. During the second exploration sub-period WesternZagros is required to complete a minimum of 575 km of seismic and drill at least two exploration wells. At the end of the second exploration sub-period WesternZagros may relinquish the entire contract area (other than any discovery or development areas), or else continue further exploration operations during two one-year extension periods, which would extend the total exploration period to December 31, 2014. During each extension period, WesternZagros is required to drill at least one exploration well. At the end of the second exploration sub-period, and at the end of each subsequent extension period, the EPSA requires WesternZagros to relinquish 25% of the remaining undeveloped area within the EPSA Lands as selected by WesternZagros.

        If a discovery is made on the EPSA Lands, there is an obligation to appraise the discovery for commerciality. If such discovery is determined to be commercial, WesternZagros is obligated to develop the discovery. The declaration of a first commercial discovery is at the discretion of WesternZagros. Discoveries that are determined to be commercial are subject to a 20-year initial term plus two five-year extension periods. WesternZagros has the ability to resurrect the EPSA for non-commercial petroleum discoveries for a period of 10 years.

Revenue

        The schematic below illustrates the sharing of oil under the EPSA.

        Of the "Total Oil Produced", "Operations Oil" is available to WesternZagros for use in carrying out its obligations under the EPSA. The remaining oil is subject to a 10% royalty payable to the KRG.

        Within 180 days of any declaration of a commercial discovery, the KRG has the option to acquire up to a 25% working interest, subject to the same terms and conditions as WesternZagros, and would fund its share of the capital expenditures on a go-forward basis and receive its share of contractor oil derived from the EPSA Lands.

        The "Net Available Oil" is determined on a development by development basis. Up to 45% of the "Net Available Oil" is "Cost Recovery Oil" and is allocated to the recovery of costs on an orderly basis, starting with operating costs, exploration costs and lastly to development costs. The exploration costs incurred prior to a potential exercising of the KRG's option and any remaining exploration costs related to the minimum work commitments are fully borne by WesternZagros. Such costs receive priority recovery from Cost Recovery Oil prior to any cost recovery after the potential exercise of the option. On the development costs, an arm's length financing charge to any unrecovered costs being carried forward is allowed in computing the total.

        All of the remaining Net Available Oil is then allocated to "Profit Oil". The WesternZagros portion of "Profit Oil" is based on a sliding scale from 35% to 16% depending on the R-Factor. The R-Factor is established by reference to the ratio of WesternZagros' cumulative revenues over cumulative costs. When the ratio is below one, WesternZagros is entitled to 35% of the Profit Oil. WesternZagros' percentage is then reduced on a linear sliding scale to a minimum of 16% at a ratio of two or greater.

Production

        Pursuant to the terms of the EPSA, WesternZagros maintains the right to market its share of oil on the world market. The price for natural gas is based on local commercial value and Iraq tariffs. There is an obligation under the EPSA to make a pro-rata share of oil production available to meet regional market demand but this obligation is capped at 20% of crude oil production. The price for such oil is a market-based oil price based on a basket of crudes.

Stability Clause

        In order to mitigate the political risk of the general region, stability clauses are included in the EPSA. Such clauses guarantee the fiscal terms negotiated with the KRG and include indemnification against any new or additional government levies, taxes, royalties or other charges whether levied by the KRG or the Federal Government of Iraq. Any such new or additional charges would be borne from the KRG's share of production and paid on behalf of WesternZagros. A receipt supporting such payment of the charges will also be provided to WesternZagros by the KRG. Furthermore, to the extent future laws within the Kurdistan Region are implemented and such laws would benefit WesternZagros, it is entitled to obtain such benefits on a prospective basis.

PRINCIPAL PROPERTIES

Overview

        WesternZagros' main asset is its 100% working interest in the EPSA Lands, subject to an aggregate 5% participating interest of minority participants in the EPSA and an option of the KRG to participate for up to a 25% working interest following commercial discovery. The EPSA provides for the exploration of conventional oil and gas in the Kurdistan Region. The EPSA Lands cover 2,120 square kilometres and are on trend with, and adjacent to, a number of historic oil and gas discoveries, most of which were drilled on surface anticlines with hydrocarbon seeps. The prolific Kirkuk — Kor Mor — Chia Surkh structural trend runs through the EPSA Lands, and the Jambur — Pulkhana — Qamar trend skirts along the southern margin of the EPSA Lands. The locations of these reservoirs are shown in the figure below. These reservoirs are all located within 110 km of the EPSA Lands and most reservoirs are Tertiary and Cretaceous carbonates. Stacked reservoirs are common within a single field and single zone discoveries are rare as most have deep reservoir potential. Most reservoirs are highly fractured and fracturing is a key factor to well productivity and can significantly enhance flow rates. Carbonate reservoir porosities in the area are variable (3-36%) and facies dependent. According to information obtained from the KRG and the federal Ministry of Oil, wells at Kirkuk have flowed up to 100,000 bbls/d (average 13,500 bbls/d). Five seismically identified structures, three conceptual stratigraphic plays and additional undrilled structural leads evident from surface geology have been identified on the EPSA Lands.

Significant Hydrocarbon Accumulations Near the EPSA Lands

        In addition to the database of seismic and well data that was obtained from the KRG and the federal Ministry of Oil during the course of negotiating the EPSA, WesternZagros acquired over 200 km of new

2D seismic in 2005. WesternZagros has built a seismic camp within the EPSA Lands and plans to acquire additional new 2D seismic data. An initial program of 50 km of 2D seismic, which is part of the 1,150 km EPSA work commitment, was acquired in 2006. To date in 2007, over 570 km of 2D seismic has been acquired. A further 550 km program to complete WesternZagros' seismic commitment over the EPSA Lands will be completed in late 2007 and early 2008. See "EPSA Overview and Commitments" for a discussion of WesternZagros' work commitments pursuant to the EPSA.

        For purposes of the following disclosure, "undiscovered resources" are those quantities of oil estimated on a given date to be contained in accumulations yet to be discovered. See "Undiscovered Resources".

        The figure below depicts WesternZagros' identified inventory of prospects, leads and plays on the EPSA Lands. These are as follows:

  •
  Five seismically identified geologic structures which were identified through satellite imagery, seismic and field geology are located within the EPSA Lands. These structures have been internally assessed as potentially containing undiscovered resources of approximately 5.4 billion bbls, assuming that the structures contain oil and not gas or gas condensate. There is a risk that some or all of these resources may be gas and gas condensate instead of oil. The structures identified are Kalar, Bawanoor, East Shakal, East Kalar, East Kalar Deep. Additional seismic is required to define the subsurface configuration and optimum exploratory drilling location on each of these structures.

  •
  Three conceptual stratigraphic plays are located within the EPSA Lands. These structures have been internally assessed as potentially containing undiscovered resources of approximately 4.7 billion bbls, assuming that the structures contain oil and not gas or gas condensate. There is a risk that all or some of these resources may be gas and gas condensate instead of oil. The stratigraphic plays are Eocene Pinch Out, Oligocene Pinch Out and Oligocene Reef. Additional seismic is required to define the subsurface configuration and optimum exploratory drilling location on each of these structures.

  •
  Two northern structural leads are located within the EPSA Lands. These structural leads have been internally assessed as potentially containing undiscovered resources of approximately 1.7 billion bbls, assuming an all oil case. There is a risk that all or some of these resources may be gas and gas condensate instead of oil. WesternZagros plans to complete seismic over these features in late 2007 or early 2008, terrain conditions permitting.

Prospects, Leads and Plays

Undiscovered Resources

        No petroleum exploration wells have been drilled on the EPSA Lands and, consequently, WesternZagros has not established any reserves in Iraq. WesternZagros has internally generated estimates of undiscovered resources which are summarized below. These internal estimates were prepared as of the first quarter of 2007 by WesternZagros professional personnel who are members of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA). Estimates in respect of the seismically identified geologic structures have been reviewed by Sproule (see "Geological Report" below). There are numerous uncertainties inherent in estimating resources, including many factors beyond WesternZagros' control. There is no certainty that any portion of the estimated resources will be discovered and there is no certainty at this time that if discovered, they will be economically viable or technically feasible to produce. In general, estimates of undiscovered resources are based upon a number of factors and assumptions made as of the date on which the resource estimates were determined, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain. See "Risk Factors — Internal Resource Estimates".

        According to WesternZagros' internal estimates, the prospects, leads and plays identified below have mean undiscovered resources of approximately 11.7 billion barrels of oil, assuming an all oil case. There is the risk that all or some of these resources may be gas and gas condensate instead of oil. As used herein, "undiscovered resources" are those quantities of oil estimated on a given date to be contained in accumulations yet to be discovered.

Internal Estimate of Undiscovered Resources

Mean Undiscovered Resources(1)
(MMbbls)
Seismically Identified Structures
Kalar	1,640
Bawanoor	1,427
East Shakal	1,177
East Kalar Deep	670
East Kalar	503
Seismically Identified Total	5,417
Stratigraphic Plays
Miocene Pinch-Out	833
Oligocene Pinch-Out	333
Oligocene Reef	3,500
North Structures
N. Structure 1	833
N. Structure 2	833
Total	11,749

Note:

(1)
Mean reflects an average confidence level with respect to the undiscovered resource estimates.

Kalar

        The Kalar prospect demonstrates anticlinal structure below Lower Fars detachment with a structural style similar to existing fields in both Iraq and Iran. The structural model is consistent with published articles and physical laboratory model. Additional seismic will be acquired to further define the northwest closure. Management's internal assessment of undiscovered resources were determined to be approximately 1,640 MMbbls, assuming an all oil case. There is the risk that all or some of these resources may be gas and gas condensate instead of oil.

Seismic Line KR-01 over Kalar (Source: WesternZagros Seismic)

Bawanoor

        The Bawanoor lead demonstrates anticlinal structure identified on a single 2D seismic line and surface geology with possible direct hydrocarbon indicators within the shallower events. WesternZagros plans to acquire a complete grid of seismic over this structure by the end of the first quarter of 2008. Management's internal assessment of undiscovered resources were determined to be approximately 1,427 MMbbls, assuming an all oil case. There is the risk that all or some of these resources may be gas and gas condensate instead of oil.

Seismic Line KR-03 over Kalar and Bawanoor (Source: WesternZagros Seismic)

General

        The cost of drilling and testing initial wells in the block with a depth of between 3,500 and 4,500 meters is estimated to be between US$20 million and US$25 million per well.

        Due to the results of exploration and the potential for unforeseen circumstances to arise, the future development and exploration plans may change significantly throughout the planning period. Readers should also be aware of the various risks related to the nature of WesternZagros' business and its present stage of development. See "Risk Factors".

Geological Report

        In support of its listing application to the TSX-V, WesternZagros has engaged Sproule International Limited ("Sproule") to prepare a geological report (the "Sproule Report"). The Sproule Report covers various geological factors relating to the EPSA Lands including the regional geologic setting of the EPSA Lands, the stratigraphy of the area, source rocks, hydrocarbon migration, reservoir traps and seals. WesternZagros' exploration program was reviewed by Sproule and Sproule has determined from its review that the exploration program and associated budgets are reasonable and that in Sproule's opinion, WesternZagros is proceeding in a prudent manner.

        The Sproule Report also provides that WesternZagros' preliminary analysis of its prospects, leads and plays has been reviewed by Sproule and that Sproule is of the opinion that WesternZagros' understanding of reservoir parameters, source, traps and seals is good and that it has presented a reasonable size range of potential hydrocarbon accumulations associated with each feature, based on parameters from surrounding fields, and WesternZagros' seismic control across the EPSA Lands. Volumetrics have been conducted for the structures using Petrel and @Risk Monte Carlo software. Principal uncertainties include structural closure and rock volume.

        The table below sets out the details of the estimated original oil-in-place ("OOIP") in respect of the five seismically identified structures. The estimates were prepared as of the first quarter of 2007 by internal WesternZagros professional personnel and were reviewed in the Sproule Report which has an effective date of July 31, 2007. As used herein, "undiscovered resources" are those quantities of oil estimated on a given date to be contained in accumulations yet to be discovered. Based on adjacent producing fields and discoveries, it is Sproule's opinion that these undiscovered resource estimates are reasonable. There is no certainty that any portion of the estimated undiscovered resources will be discovered or that, if discovered, they will be economically viable or technically feasible to produce. See "Risk Factors — Internal Resource Estimates".

	Undiscovered Resources OOIP
Structure	P10	Mean	P90
	(MMbbls)
1. Kalar Prospect	2,600	1,640	833
2. East Shakal Prospect	2,200	1,177	433
3. Bawanoor Lead	2,667	1,427	467
4. East Kalar	1,067	503	133
5. East Kalar Deep	1,333	670	200

TOTAL		5,417

Note:	P90, Mean and P10 refer to the confidence levels of the undiscovered resource estimates, with P90 reflecting a confidence level of at least 90%, Mean reflecting an average confidence level and P10 reflecting a confidence level of at least 10%.

        The complete Sproule Report is attached as Schedule "D" to this Appendix.

Expenditures

        The following table summarizes the capital expenditures in U.S. dollars made by WesternZagros on the EPSA Lands to September 1, 2007.

Property Acquisition Costs	Exploration Costs	Development Costs
$5,000,000	$29,000,000	$nil

Exploration and Development Activities

        No exploratory or development wells have ever been drilled on the EPSA Lands.

        See "EPSA Overview and Commitments" and "Principal Properties" for a description of WesternZagros' current and proposed exploration and development activities.

Undeveloped Properties

        The following table sets out WesternZagros' undeveloped land position:

Undeveloped
Gross(1)	Net(2)
524,000 acres	497,800 acres

Notes:

(1)
"Gross" means the total number of acres in which WesternZagros has a working interest.

(2)
"Net" means the number obtained by multiplying the number of gross acres by WesternZagros' percentage working interest therein, net only of the 5% interest of minority participants and prior to any exercise by the KRG to acquire up to a 25% working interest.

        All of WesternZagros' unproved properties are located in Iraq. See "Principal Properties". The work program for WesternZagros' properties is described under "EPSA Overview and Commitments". WesternZagros does not expect its rights to explore, develop and exploit any of its undeveloped properties to expire within the next year.

Taxes and Exchange Controls

        Revenues generated pursuant to the EPSA by WesternZagros are on a tax paid basis and therefore no income taxes are payable thereunder by WesternZagros in the Kurdistan Region and/or to the federal Iraq Government.

        There are no existing exchange controls in Iraq which would affect the operation of WesternZagros.

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

        Prior to giving effect to the Subsequent Transactions, New WesternZagros will have nil working capital. After giving effect to the Arrangement, the Subsequent Transactions, the maximum New WesternZagros Private Placement, and the exercise of all of the New WesternZagros Warrants, New WesternZagros would have total funds available to it of up to Cdn$136.3 million as follows:

Cdn$'000s
Subsequent Transactions (cash received from Western)	$82,500
New WesternZagros Private Placement	$12,500
Exercise of New WesternZagros Warrants	$41,300

$136,300

        New WesternZagros intends to use such available funds as follows:

Cdn$'000s
Seismic and Drilling Costs	$97,300
General and Administrative Expenses	$23,000
Other Corporate and Working Capital	$16,000

$136,300

        If the Arrangement is completed, certain persons have committed to exercise a portion of the New WesternZagros Warrants which will be owned or controlled by them, directly and indirectly, representing an aggregate value of approximately Cdn$1.4 million or 3.4% of the New WesternZagros Shares to be issued upon the exercise of the New WesternZagros Warrants which will be issued under the Arrangement. There is no certainty that any of the other New WesternZagros Warrants will be exercised. In addition, certain persons have committed to participate in the New WesternZagros Private Placement as to Cdn$9.4 million. In the event that not all of the New WesternZagros Warrants are exercised or proceeds from the new WesternZagros Private Placement are less than the maximum amount or the New WesternZagros Private Placement is not approved by the Western Shareholders at the Meeting, funds currently budgeted for certain activities, including seismic activity and early production facilities may be postponed until initial drilling results are received and further funds are available.

        Due to the nature of oil and gas exploration and development, budgets are regularly reviewed in light of the success of the expenditures and other opportunities which may become available to New WesternZagros. Accordingly, while New WesternZagros anticipates that it will spend the funds available to it as stated in this Appendix, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following is a summary of selected consolidated financial information for WesternZagros for the periods indicated. The following information should be read in conjunction with the historical consolidated financial statements of WesternZagros attached as Schedule "B" to this Appendix.

	Six Months Ended June 30		Year Ended December 31
	2007	2006	2006	2005
	(US$'000s)
Net loss	5,923	4,441	8,222	1,439
Total assets	36,104	8,753	21,499	8,343
Total liabilities	40,779	14,628	20,251	9,781

        The following is a summary of selected consolidated pro forma financial information for New WesternZagros for the period indicated. The following information should be read in conjunction with the consolidated pro forma financial statements of New WesternZagros attached as Schedule "A" to this Appendix.

Six Months Ended June 30, 2007
(US$'000s, except per share amounts)
Net loss	5,923
Net loss per share	0.03
Total assets	124,772
Total liabilities	1,695

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion of financial condition and results of operations was prepared as of September 13, 2007 and should be read in conjunction with the unaudited consolidated financial statements for the periods ended June 30, 2007 and 2006 and the audited consolidated financial statements for the years ended December 31, 2006 and 2005. The financial data have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applied consistently with prior periods and dollar amounts used herein are expressed in U.S. dollars unless otherwise stated. This discussion offers management's analysis of the financial and operating results of WesternZagros Resources Inc. ("WesternZagros") and contains certain forward-looking statements relating, but not limited, to operational information, future exploration and development plans and anticipated future production and resources. Forward-looking information typically contains statements with words such as "anticipate", "estimate", "expect", "potential", "could", or similar words suggesting future outcomes. We caution readers and prospective investors of WesternZagros' not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by WesternZagros. For additional information relating to the risks and uncertainties facing WesternZagros, see "Risk Factors".

Overview

        WesternZagros is an international natural resources company formed for the purpose of engaging in the business of acquiring properties and exploring for, developing and producing crude oil and natural gas. WesternZagros is party to an Exploration and Production Sharing Agreement (the "EPSA") with the

Kurdistan Regional Government (the "KRG") in respect of a 2,120 square kilometre exploration project area in the Kurdistan Region of Iraq.

        WesternZagros, is a wholly-owned subsidiary of Western Oil Sands Inc. ("Western"). In 2003, Western began examining oil and gas exploration and development opportunities in Iraq with a focus on the Kurdistan Region. In November 2004, WesternZagros signed a Memorandum of Understanding ("MOU") with the KRG Sulaymaniya Administration in order to conduct an exploration study in an area within the southern Kurdistan Region. In March 2005, WesternZagros also signed an MOU with the federal Ministry of Oil in Baghdad with respect to the same exploration study and other technical cooperation projects. This MOU was later expanded to include an additional development project study in central Iraq.

        Following the completion of these studies and the adoption by national referendum of the Iraq Constitution in October 2005, WesternZagros proposed and negotiated the EPSA for part of the exploration study area with the KRG. The EPSA was originally signed in Sulaymaniya on May 4, 2006. The EPSA provides for the exploration of conventional oil and gas in the Kurdistan Region. Later in May 2006, the two antecedent administrations in the Kurdistan Region (located in the cities of Sulaymaniya and Erbil) merged as a united KRG. The EPSA was reviewed in late 2006 and early 2007 by the united KRG's Minister of Natural Resources and, as a result of this review and with the agreement of WesternZagros, the EPSA was amended to, among other items, reduce the contract area with a corresponding decrease in the work commitment. The amended and revised EPSA was signed in Erbil by WesternZagros and the KRG and ratified by the Prime Minister of the Kurdistan Region on behalf of the Council of Ministers (Cabinet) of the KRG on February 26, 2007.

        The area covered by the EPSA (the "EPSA Lands") consists of 2,120 square kilometers (approximately 524,000 acres) on the Kalar-Bawanoor Block in the Kurdistan Region and is on trend with, and adjacent to, a number of prolific historic oil and gas discoveries.

Strategy

        The main focus of WesternZagros' business is the development and exploration of the EPSA Lands. WesternZagros' objective is to be recognized, through consistently superior business performance and operations excellence, as one of the leading independent oil and gas companies active in Iraq. In executing its strategy, WesternZagros has made it a priority to recruit and retain local personnel and to actively participate in, and contribute to, community development projects. WesternZagros believes it has developed a strong reputation among government authorities, local communities and the business community in the Kurdistan Region that has been significant in providing access to opportunities and obtaining the cooperation needed to successfully execute projects.

Highlights

        WesternZagros' operational and financial highlights for the year ended December 31, 2006, and up to and including September 13, 2007, are as follows:

  •
  On August 6, 2007, the Kurdistan National Assembly passed the Kurdistan Region Oil & Gas Law. This Oil & Gas Law introduced the model production sharing agreement and associated key economic terms. In addition, in June 2007, the KRG published details of approximately 40 new blocks and the basic commercial terms that it will use in negotiations to award contracts on these blocks to qualified investors.

  •
  In August 2007, Mr. Robert Theriault joined WesternZagros as Senior Vice President, Engineering and Operations. Mr. Theriault will be instrumental in overseeing engineering and operations in Kurdistan. He brings over 30 years of international and domestic experience in upstream and midstream oil and gas operations, including senior management responsibilities for exploration, production and development.

  •
  As announced on July 31, 2007, upon closing of the Arrangement with Marathon Oil Corporation, WesternZagros will indirectly receive approximately Cdn$82.5 million cash from Western as part of the transaction. In addition, the parent corporation of WesternZagros following the transaction ("New WesternZagros") will complete a private placement to directors, officers and employees of New WesternZagros and persons associated with them of up to 5 million New WesternZagros common shares at a price of Cdn$2.50 per share for gross proceeds of up to Cdn$12.5 million. Certain persons have committed to participate in this private placement as to approximately Cdn$9.4 million and certain other persons have committed to exercise a portion of the warrants of New WesternZagros to be received pursuant to the Arrangement. New WesternZagros warrants issued pursuant to the Arrangement, if fully exercised, would result in additional cash proceeds of over Cdn$41.3 million. When added to the other sources of funding, proceeds would total Cdn$136.3 million.

  •
  In June 2007, a consensus among representatives of the KRG and federal authorities in Iraq was reported to have been reached on a draft Federal Revenue Sharing Law. Under this proposed law, the Kurdistan Region would receive a gross 17% of all Iraq's revenues, while the other Regions would share in 83%. While this draft law still requires final approval by the federal Council of Representatives, its provisional agreement was a significant step toward the eventual enactment in August, 2007 of the Kurdistan Region Oil & Gas Law. The Kurdistan Region Oil & Gas Law encapsulates the principles of the draft Federal Revenue Sharing Law.

  •
  WesternZagros' EPSA was ratified by the Prime Minister of the Kurdistan Region on February 26, 2007. As part of the ratification process, WesternZagros worked with the Minister of Natural Resources of the KRG to finalize its EPSA area boundary and other key terms in line with the then draft petroleum legislation. The final EPSA area encompasses 2,120 square kilometers (approximately 524,000 acres) and holds a number of high potential prospects.

  •
  In September 2006, WesternZagros completed the construction of the base camp to be utilized during its first seismic program as well as a health, safety and environmental assessment to ensure the camp met WesternZagros' required standards.

  •
  In May 2006, WesternZagros executed a contract with a seismic contractor for completion of its first seismic program of approximately 650 kilometers of 2D seismic. At December 31, 2006, WesternZagros had completed 50 kilometers of this program, with completion of the program pending ratification of its EPSA and other key terms. In May 2007, WesternZagros recommenced this seismic program and, to date in 2007, has acquired over 570 kilometers of additional 2D seismic data.

Reserves, Resources and Land

        WesternZagros' main asset is its 100% working interest in the EPSA Lands, subject to an aggregate 5% participating interest of minority participants in the EPSA, and an option of the KRG to participate for up to a 25% working interest following commercial discovery. The EPSA provides for the exploration of conventional oil and gas in the Kurdistan Region. The EPSA Lands cover 2,120 square kilometers and are on trend with, and adjacent to, a number of historic oil and gas discoveries, most of which were drilled on surface anticlines with hydrocarbon seeps. The prolific Kirkuk — Kor Mor — Chia Surkh structural trend runs through the EPSA Lands, and the Jambur — Pulkhana — Qamar trend skirts along the southern margin of the EPSA Lands. These reservoirs are all located within 110 kilometers of the EPSA Lands and most reservoirs are Tertiary and Cretaceous carbonates. Stacked reservoirs are common within a single field and single zone discoveries are rare as most have deep reservoir potential. Most reservoirs are highly fractured and fracturing is a key factor to well productivity and can significantly enhance flow rates. Carbonate reservoir porosities in the area are variable (3% to 36%) and facies dependent. According to information obtained from the KRG and the federal Ministry of Oil, wells at Kirkuk have flowed up to 100,000 bbls/d (average 13,500 bbls/d).

        Petroleum exploration wells have not been drilled on the EPSA Lands. Consequently, WesternZagros has not yet established any reserves in Iraq, although it has identified internally generated estimates of undiscovered resources. See "Principal Properties — Undiscovered Resources") for further discussion on the resource potential of the EPSA Lands.

Financial Performance — For the Year ended December 31, 2006

Operations

        For the year ended December 31, 2006, apart from WesternZagros' working interest in the EPSA Lands, WesternZagros had no other assets, nor did it have any other ongoing operations. WesternZagros' operating activities ultimately depend on the outcome of its exploration efforts on its EPSA Lands. Accordingly, WesternZagros had no revenue or operating expenditures through December 31, 2006.

Capital Expenditures

        During the year ended December 31, 2006, WesternZagros incurred $13.2 million (December 31, 2005 — $8.1 million) of capital expenditures related to the EPSA Lands. These expenditures included the construction of a base camp for seismic and, ultimately, drilling operations, costs related to the mobilization of the seismic crew, data capture and related stand-by and stand-down costs related to the seismic operations and the related in-country administrative costs.

Corporate Expenses

        For the year ended December 31, 2006, WesternZagros incurred $8.2 million (December 31, 2005 — $1.4 million) related to charges it had under the service agreement with Western for various capital, EPSA negotiation, operational, technical, legal, general and administrative expenditures incurred and managed on behalf of WesternZagros. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed by related parties. These transactions were undertaken with the same terms and conditions as transactions with non-related parties.

Depreciation, Depletion and Amortization

        For the year ended December 31, 2006, WesternZagros had $0.01 million (December 31, 2005 — $0.01 million) of depreciation, depletion and amortization with respect to certain administrative-related assets that it had acquired. No depletion was included as it related to Western's exploration activities and related assets as WesternZagros has yet to determine whether or not proved reserves are attributable to the EPSA Lands.

Foreign Exchange

        WesternZagros has adopted the U.S. dollar as its reporting currency since most of its expenses are or will be closely tied to the U.S. dollar and to facilitate a more direct comparison to other international crude oil and natural gas exploration and development companies. During the year ended December 31, 2006, WesternZagros incurred $0.01 million (December 31, 2005 — $0.01 million) of foreign exchange losses.

Income Taxes

        As at December 31, 2006, WesternZagros has non-capital losses carried forward of $6.0 million and a future income tax asset of $1.7 million relating to the difference in the carrying value and the tax basis of the assets. Since the asset is limited to the amount that is more likely than not to be realized, no asset or associated income tax recovery has been recorded.

        Revenues generated by WesternZagros pursuant to the EPSA will be on a tax paid basis and therefore no income taxes are payable thereunder by WesternZagros in Iraq.

Net Loss

        During the year ended December 31, 2006, WesternZagros incurred a net loss of $8.2 million (December 31, 2005 — $1.4 million). As WesternZagros is currently a development stage enterprise and apart from WesternZagros' working interest in the EPSA Lands, WesternZagros has no other assets or any ongoing operations.

Financial Performance — Six Month Period Ended June 30, 2007

Operations

        For the six month period ended June 30, 2007, apart from WesterrnZagros' working interest in the EPSA Lands, WesternZagros had no other assets or any other ongoing operations. WesternZagros' operating activities ultimately depend on the outcome of the exploration of its EPSA Lands and, accordingly, WesternZagros had no revenue or operating expenditures through June 30, 2007.

Capital Expenditures

        During the six month period ended June 30, 2007, WesternZagros incurred $12.6 million (June 30, 2006 — $0.4 million) of capital expenditures related to the EPSA Lands. These expenditures included mainly costs related to the seismic operations and the related in-country administrative costs, as well as the bonus paid upon ratification of the EPSA.

Corporate Expenses

        During the six month period ended June 30, 2007, WesternZagros incurred $5.1 million (June 30, 2006 — $4.2 million) related to charges it had under the services agreement with Western for various capital, EPSA negotiation, operational, technical, legal, general and administrative expenditures incurred and managed on behalf of WesternZagros. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed by related parties. These transactions were undertaken with the same terms and conditions as transactions with non-related parties.

Depreciation, Depletion and Amortization

        No depletion has been included as it relates to Western's exploration activities and related assets as WesternZagros has yet to determine whether or not proved reserves are attributable to the EPSA Lands.

Foreign Exchange

        WesternZagros has adopted the U.S. dollar as its reporting currency since most of its expenses are, or will be, closely tied to the U.S. dollar and to facilitate a more direct comparison to other international crude oil and natural gas exploration and development companies. During the six month period ended June 30, 2007, WesternZagros incurred $0.8 million (June 30, 2006 — $0.2 million) of foreign exchange losses.

Income Taxes

        As at June 30, 2007, WesternZagros had non-capital losses carried forward of $9.7 million and a future income tax asset of $2.8 million relating to the difference in the carrying value and the tax basis of the assets. Since the asset is limited to the amount that is more than likely to be realized, no asset or associated income tax recovery has been recorded.

        Revenues generated by WesternZagros pursuant to the EPSA are on a tax paid basis and therefore no income taxes are payable thereunder by WesternZagros in Iraq.

Net Loss

        During the six month period ended June 30, 2007 WesternZagros incurred a $5.9 million (June 30, 2006 — $4.4 million) net loss. As WesternZagros is currently a development stage enterprise and apart from WesternZagros' working interest in the EPSA Lands, WesternZagros has no other assets or any ongoing operations.

Liquidity and Financial Position

        After giving effect to the Arrangement, the Subsequent Transactions, the maximum New WesternZagros Private Placement, and the exercise of all of the New WesternZagros Warrants, New WesternZagros would have total funds available to it of Cdn$136.3 million as follows:

Source	Cdn$'000s
Subsequent Transactions (cash received from Western)	82,500
New WesternZagros Private Placement	12,500
Exercise of New WesternZagros Warrants	41,300

Total Source	136,300

        New WesternZagros intends to use the available funds as follows:

Use	Cdn$'000s
Seismic and Drilling Costs	97,300
General and Administrative Costs	23,000
Other Corporate and Working Capital	16,000

Total Use	136,300

        If the Arrangement is completed, certain persons have committed to exercise a portion of the New WesternZagros Warrants which will be owned or controlled by them, directly and indirectly, representing an aggregate value of approximately Cdn$1.4 million or 3.4% of the New WesternZagros Shares to be issued upon the exercise of the New WesternZagros Warrants which will be issued under the Arrangement. There is no certainty that any of the other New WesternZagros Warrants will be exercised. In addition, certain persons have committed to participate in the New WesternZagros Private Placement as to Cdn$9.4 million. In the event that not all of the New WesternZagros Warrants are exercised or proceeds from the New WesternZagros Private Placement are less than the maximum amount or the New WesternZagros Private Placement is not approved by the Western Shareholders at the Meeting, funds currently budgeted for certain activities, including seismic activity and early production facilities may be postponed until initial drilling results are received and further funds are available.

        Due to the nature of oil and gas exploration and development, budgets are regularly reviewed in light of the success of the expenditures and other opportunities which may become available to

New WesternZagros. Accordingly, while New WesternZagros anticipates that it will spend the funds available to it as stated in this Appendix, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent.

Contractual Obligations and Commitments

        WesternZagros has entered into various contractual obligations and commitments in the normal course of its operations. In accordance with the EPSA, there are two exploration sub-periods of three years and two years, respectively, with two possible one-year extensions. The first exploration sub-period ends December 31, 2010. During such time, WesternZagros is required to complete a minimum of 1,150 kilometers of seismic surveying and drill at least two exploration wells or spend a minimum of $30 million in the aggregate on seismic, geologic studies and drilling. At the end of the first exploration sub-period, WesternZagros may relinquish the entire contract area (other than any discovery or development areas), or else continue further exploration operations during the second exploration sub-period which ends December 31, 2012. During the second sub-period, WesternZagros is required to complete a minimum of 575 kilometers of seismic surveying, and drill at least two exploration wells. At the end of the second exploration sub-period, WesternZagros may relinquish the entire contract area (other than any discovery or development areas), or else continue further exploration operations during two one-year extension periods, which would extend the total exploration period to December 31, 2014. During each extension period, WesternZagros is required to drill at least one exploration well. At the end of the second exploration subperiod, and at the end of each subsequent extension period, the EPSA requires WesternZagros to relinquish 25% of the remaining undeveloped area within the EPSA Lands as selected by WesternZagros.

        If a discovery is made on the EPSA Lands, there is an obligation to appraise the discovery for commerciality. If such discovery is determined to be commercial, WesternZagros is obligated to develop the discovery. The declaration of a first commercial discovery is at the discretion of WesternZagros. Discoveries that are determined to be commercial are subject to a 20-year initial term plus two five-year extension periods. WesternZagros has the ability to resurrect the EPSA for non-commercial petroleum discoveries for a period of 10 years.

        As part of the EPSA, WesternZagros is committed to annual training and secondment commitments of $1.5 million and $0.5 million, respectively.

        WesternZagros will be the operator of the EPSA Lands and has granted participation options to certain third parties. Certain portions of the participation interest will be funded by interest-bearing loans granted by WesternZagros.

Risk Factors

        An investment in WesternZagros should be considered highly speculative due to the nature of its activities and the present stage of its development. WesternZagros' risk factors include, but are not limited to, all the risks normally incident to the exploration, development and operation of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, premature declines of reservoirs, potential environmental damage, blow-outs, fires and spills, all of which could result in personal injuries, loss of life and damage to property of WesternZagros and others, environmental risks; delays or changes in plans with respect to exploration or development projects or capital expenditures; the ability to attract and retain key personnel; and the risk of commodity price and foreign exchange rate fluctuations.

        All of WesternZagros' assets are located in the Kurdistan Region of Iraq. As such, WesternZagros is subject to political, economic, and other uncertainties, including, but not limited to, the uncertainty of negotiating with foreign governments, expropriation of property without fair compensation, adverse determinations or rulings by governmental authorities, changes in energy policies or the personnel administering them, nationalization, currency fluctuations and devaluations, disputes between various levels of authorities, arbitrating and enforcing claims against entities that may claim sovereignty, authorities claiming jurisdiction, potential implementation of exchange controls, royalty and government take increases and other risks arising out of foreign governmental sovereignty over the areas in which WesternZagros' operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections. WesternZagros' operations may be adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of WesternZagros including, among other things, adverse legislation in Iraq and/or the Kurdistan Region, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations and the development and abandonment of fields. Risks also include the uncertainty involved in the estimation of undiscovered resources. There is no certainty that any portion of the internal undiscovered resource estimates contained herein will be discovered. For a complete list of risk factors please see "Risk Factors".

Critical Accounting Estimates

        WesternZagros' critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of its financial position and operations and that require management to make judgments, assumptions and estimates in the application of Canadian GAAP. Judgments, assumptions and estimates are based on historical experience and other factors that management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. WesternZagros believes the following are the critical accounting estimates used in the preparation of its consolidated financial statements. WesternZagros' significant accounting policies can be found in note 2 to its consolidated financial statements.

Use of Estimates

        The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the consolidated financial statements include, but are not limited to, recovery of exploration costs capitalized in accordance with full cost accounting, asset retirement obligations and income taxes.

Property, Plant and Equipment ("PP&E")

        WesternZagros capitalizes costs related to crude oil and natural gas properties in accordance with the full cost method, whereby all costs associated with the acquisition of, exploration for and the development of crude oil and natural gas, including asset retirement obligations are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related to unproved properties, major development projects and administrative costs directly related to exploration and development activities.

        Depletion on crude oil properties is anticipated to be provided over the life of proved and probable reserves (assuming such reserves are established) on a unit of production basis and commences when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs, which are amortized and depreciated over the life of proved and probable reserves once established.

        Reserve estimates can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate would result in increased depletion and a reduction of earnings. PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is identified the assets are written down to the estimated fair market value. The calculation of these future cash flows are dependent on a number of estimates, which include reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future cash flows are subject to significant management judgment. As of the date of the Information Circular, WesternZagros has not established any reserves.

        WesternZagros is currently engaged in the Kurdistan Region exploration project which is in the development stage. As at June 30, 2007, $33.3 million has been capitalized to date related to this project. No revenues have been generated from this project to date.

Asset Retirement Obligation

        WesternZagros recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. WesternZagros determines the fair value by first estimating the expected timing and amount of cash flow, using third-party costs that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit adjusted risk free rate appropriate for WesternZagros. Any change in timing or amount of the cash flow subsequent to initial recognition results in a change in the asset and liability, which then impacts the depletion on the asset and the accretion charged on the liability. Estimating the timing and amount of third-party cash flow to settle this obligation is inherently difficult and is based on management's current experience. Currently, WesternZagros does not have any asset retirement obligations as operations are in the early stage of development.

Income Tax

        WesternZagros follows the liability method of accounting for income taxes whereby future income taxes are recognized based on the differences between the carrying values of assets and liabilities reported in the consolidated financial statements and their respective tax basis. Future income tax assets and liabilities are recognized at the tax rates at which management expects the temporary differences to reverse. Management bases this expectation on future earnings, which require estimates for reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. Management assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and a valuation allowance is provided to the extent that it is more than likely that future income tax assets will not be realized. As a result, future earnings are subject to significant management judgment and changes.

Changes in Accounting Policy

Non-monetary Transactions

        On January 1, 2006, WesternZagros prospectively adopted CICA Handbook Section 3831, "Non-Monetary Transactions" which replaces Section 3830, "Non-Monetary Transactions". Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. Section 3830 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity's future cash flows are expected to change significantly as a result of the transaction. There is no impact on the consolidated financial statements as WesternZagros did not have exchanges of non-monetary transactions after January 1, 2006 within the scope of Section 3831.

Implicit Variable Interests under AcG-15

        On January 1, 2006, WesternZagros adopted Emerging Issues Committee Abstract 157 ("EIC-157"). EIC-157 requires that a reporting enterprise consider whether it holds an implicit variable interest in a Variable Interest Entity ("VIE") or potential VIE. The determination of whether an implicit variable interest exists should also be based on whether the reporting enterprise may absorb variability on the VIE or potential VIE. There is no impact on the consolidated financial statements as WesternZagros did not hold any implicit interest in a VIE or potential VIE.

Conditional Asset Retirement Obligations

        On January 1, 2006, WesternZagros retroactively adopted Emerging Issues Committee Abstract 159 ("EIC-159"). EIC-159 clarifies that the term "conditional asset retirement obligation" as used in CICA 3110, "Asset Retirement Obligations" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; an entity to apply expected present value technique if certain conditions exist indicating sufficient information to reasonably estimate conditional asset retirement obligation; and that a liability should be recognized initially in the period in which sufficient information becomes available to estimate a conditional asset retirement obligations fair value. There is no impact on the consolidated financial statements from the retroactive adoption of EIC-159.

Financial Instruments

        On January 1, 2007, WesternZagros adopted the CICA Handbook Sections 3855 "Financial Instruments — Recognition and Measurement", 3862 "Financial Instruments — Disclosures", 3863 "Financial Instruments — Presentation", 3865 "Hedges", 1530 "Comprehensive Income", and 3251 "Equity". The adoption of the financial instruments standards has not affected the current or comparative period balances on the consolidated financial statements, as all financial instruments identified have been fair valued.

        Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

        Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new financial instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free-standing derivative; and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings. The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to WesternZagros at the reporting date.

        Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method.

Hedges

        Section 3865 replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. WesternZagros does not have any derivative instruments that have been designated as hedges.

Comprehensive Income

        Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. WesternZagros has no such transactions and events which would require the disclosure of OCI. Any changes in these items would be presented in a consolidated statement of comprehensive income.

Equity

        Section 3251 replaces Section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheets.

Accounting Changes

        On January 1, 2007, WesternZagros adopted CICA Handbook Section 1506, "Accounting Changes", which revises and replaces former Section 1506, "Accounting Changes". This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Determining the Variability to be Considered in Applying AcG-15

        On January 1, 2007, WesternZagros prospectively adopted the Emerging Issues Committee issued Abstract 163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15, "Consolidation of Variable Interest Entities". The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

DESCRIPTION OF CAPITAL STRUCTURE

        The following is a summary of the rights, privileges, restrictions and conditions which will be attached to the New WesternZagros Shares, the New WesternZagros Preferred Shares, the Class A preferred shares of New WesternZagros and the New WesternZagros Warrants on the Effective Date.

New WesternZagros Shares

        New WesternZagros is authorized to issue an unlimited number of New WesternZagros Shares. Holders of New WesternZagros Shares are entitled to one vote per share at meetings of holders of New WesternZagros Shares, to receive dividends if, as and when declared by the board of directors and to receive pro rata the remaining property and assets of New WesternZagros upon its dissolution or winding-up, subject to the rights of shares having priority over the New WesternZagros Shares.

New WesternZagros Preferred Shares

        New WesternZagros will be authorized to issue an unlimited number of New WesternZagros Preferred Shares. The New WesternZagros Preferred Shares will be created prior to the Effective Date solely for the purpose of facilitating, and will only be issued in connection with, the Subsequent Transactions. See "General Development of the Business". Following completion of the Subsequent Transactions, no New WesternZagros Preferred Shares will be issued or outstanding. Each New WesternZagros Preferred Share will be redeemable by New WesternZagros or the holder thereof for an amount fixed by the board of directors of New WesternZagros as at the time of the first issuance of the New WesternZagros Preferred Shares divided by the number of New WesternZagros Preferred Shares issued at that time, plus any declared but unpaid non-cumulative dividends payable thereon as of the date of redemption (the "Redemption Amount"). Holders of the New WesternZagros Preferred Shares will not be entitled to receive notice of or to attend or to vote at any meeting of the shareholders of New WesternZagros except as required by the ABCA. Holders will be entitled to receive dividends, if, as and when declared by the board of directors. In the event of the liquidation, dissolution or winding-up of New WesternZagros or other distribution of assets of New WesternZagros among its shareholders for the purpose of winding-up its affairs, the holders of the New WesternZagros Preferred Shares will be entitled, in priority to the holders of any other class of shares of New WesternZagros, to receive an amount per New WesternZagros Preferred Share equal to the Redemption Amount. After such distribution to the holders of the New WesternZagros Preferred Shares, holders of New WesternZagros Preferred Shares shall not be entitled to share in any further distribution of the assets of New WesternZagros.

Class A Preferred Shares

        New WesternZagros will be authorized to issue an unlimited number of Class A preferred shares. The Class A preferred shares will be issuable in series and each series of Class A preferred shares will have such rights, restrictions, conditions and limitations as the board of directors of New WesternZagros may from time to time determine. The holders of Class A preferred shares will be entitled, in priority to holders of New WesternZagros Shares, to be paid rateably with holders of each other series of Class A preferred shares the amount of accumulated dividends, if any, specified to be payable preferentially to the holders of such series and, upon liquidation, dissolution or winding up of New WesternZagros, to be paid rateably with holders of each other series of Class A preferred shares the amount, if any, specified as being payable preferentially to holders of such series.

New WesternZagros Warrants

        Each whole New WesternZagros Warrant will entitle the holder thereof to acquire one New WesternZagros Share at an exercise price of Cdn$2.50 until the date which is three months from the Effective Date. The New WesternZagros Warrants will be issued under an indenture (the "Warrant

Indenture") to be entered into between New WesternZagros and Valiant Trust Company on the Effective Date.

        The Warrant Indenture will provide for adjustment in the number of New WesternZagros Shares issuable upon the exercise of the New WesternZagros Warrants and/or the exercise price per New WesternZagros Share upon the occurrence of certain events, including: (i) the issuance of New WesternZagros Shares or securities exchangeable for or convertible into New WesternZagros Shares at no additional cost to all or substantially all of the holders of the New WesternZagros Shares by way of a stock dividend or other distribution; (ii) the subdivision, redivision or change of the New WesternZagros Shares into a greater number of shares; (iii) the consolidation, reduction or combination of the New WesternZagros Shares into a smaller number of shares; (iv) the issuance to all or substantially all of the holders of the New WesternZagros Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase New WesternZagros Shares, or securities exchangeable for or convertible into New WesternZagros Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, of a New WesternZagros Share on the record date for such issuance; and (v) the issuance or distribution to all or substantially all of the holders of the New WesternZagros Shares of: (a) securities of New WesternZagros including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares (but excluding any rights, options or warrants outstanding for not more than 45 days); (b) evidences of indebtedness; or (c) other assets. The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the New WesternZagros Warrants and/or exercise price per security in the event of the following additional events: (i) reclassification of the New WesternZagros Shares (other than as described above); (ii) a consolidation, amalgamation, arrangement or merger of New WesternZagros with or into any other corporation or other entity (other than a consolidation, amalgamation, arrangement or merger which does not result in any reclassification of the outstanding New WesternZagros Shares or a change of the New WesternZagros Shares into other securities); or (iii) the sale of property and assets of New WesternZagros as an entirety or substantially as an entirety to another corporation or other entity. No adjustment in the exercise price or the number of New WesternZagros Shares purchasable upon the exercise of the New WesternZagros Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price.

        No fractional New WesternZagros Shares will be issuable upon the exercise of any New WesternZagros Warrants, but cash will be paid in lieu of any fractional share entitlement based on the "current market value", as defined in the Warrant Indenture, of the New WesternZagros Shares, provided that New WesternZagros shall not be required to make any such cash payment that is less than Cdn$5.00.

        Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of New WesternZagros Shares would have.

        The New WesternZagros Warrants and the New WesternZagros Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the laws of any state of the United States. The New WesternZagros Warrants may not be exercised in the United States unless an exemption is available from the registration requirements of the U.S. Securities Act and any applicable state securities laws and the holder has delivered an opinion of counsel or other evidence reasonably satisfactory to New WesternZagros to such effect. See "The Arrangement — United States Securities Law Matters" in the Information Circular.

        The TSX-V has conditionally approved the listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V. Listing will be subject to New WesternZagros fulfilling all of the listing requirements of the TSX-V. Trading in both the New WesternZagros Shares and the

New WesternZagros Warrants is expected to commence concurrently with the delisting of the Western Shares on the TSX.

Dividends

        New WesternZagros has not declared or paid any dividends on the New WesternZagros Shares since its incorporation. Any decision to pay dividends on the New WesternZagros Shares will be made by the board of directors of New WesternZagros on the basis of the corporation's earnings, financial requirements and other conditions existing at such future time. At present, New WesternZagros does not anticipate declaring and paying any dividends in the forseeable future.

CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated capitalization of New WesternZagros, effective August 31, 2007, both before and after giving pro forma effect to the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement. See the pro forma consolidated financial statements of New WesternZagros attached as Schedule "A" to this Appendix and the audited balance sheet of New WesternZagros attached as Schedule "C" to this Appendix.

Designation	Authorized	Outstanding as at August 31, 2007 prior to giving effect to the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement	Outstanding as at August 31, 2007 after giving effect to the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement(1)
Common Shares	Unlimited	US$942	US$139,326,000
		(1,000 shares)	(170,067,753 shares)
Preferred Shares	Unlimited	Nil	Nil
Warrants		Nil	US$39,204,000
(16,506,775 warrants)
Debt	—	Nil	Nil

Notes:

(1)
After giving effect to the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement but prior to the exercise of any New WesternZagros Warrants. Assumes that 5,000,000 New WesternZagros Shares will be issued pursuant to the New WesternZagros Private Placement.

(2)
On a pro-forma basis, New WesternZagros had a deficit at June 30, 2007 of US$15,584,000.

FULLY DILUTED SHARE CAPITAL

        The following table sets forth the fully diluted share capital after giving effect to the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement. See the pro forma consolidated financial statements of New WesternZagros attached as Schedule "A" to this Appendix.

	Number of New WesternZagros Shares	Percentage of New WesternZagros Shares
	(Diluted)	(Diluted)
New WesternZagros Shares issued pursuant to Arrangement	165,067,753	80.43
New WesternZagros Shares issued pursuant to the New WesternZagros Private Placement	5,000,000	2.44
New WesternZagros Shares reserved for issuance on exercise of New WesternZagros Warrants issued pursuant to Arrangement	16,506,775	8.04
New WesternZagros Shares reserved for issuance pursuant to New WesternZagros Stock Option Plan	18,657,453	9.09

FULLY DILUTED TOTAL	205,231,981	100

Note:

(1)
Assumes completion of the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement, including (a) the issuance of 5,000,000 New WesternZagros Shares pursuant to the New WesternZagros Private Placement; (b) no Dissent Rights being exercised; and (c) all of the Western Options, Western PSUs and Western DSUs being exercised or redeemed prior to the Arrangement.

OPTIONS TO PURCHASE SECURITIES

        The board of directors of New WesternZagros has adopted the New WesternZagros Stock Option Plan. A summary of the New WesternZagros Stock Option Plan is set forth in the Information Circular under the heading "Other Matters of Special Business Relating To New WesternZagros — New WesternZagros Stock Option Plan" and a copy of the New WesternZagros Stock Option Plan is set out in Appendix "H" to the Information Circular. No stock options to acquire New WesternZagros Shares have been granted to date.

PRIOR SALES

        On August 22, 2007, New WesternZagros issued 1,000 New WesternZagros Shares to Kent Kufeldt, a partner of Macleod Dixon LLP, at a price of Cdn$1.00 per share to facilitate its organization. These shares will be redeemed or repurchased for cancellation in connection with the Arrangement.

ESCROWED SECURITIES

        To the knowledge of New WesternZagros, as of the date of the Information Circular, no securities of any class of securities of New WesternZagros are held in escrow or are anticipated to be held in escrow following the completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

        All of the issued and outstanding New WesternZagros Shares are currently held by Kent Kufeldt, a partner of Macleod Dixon LLP, and will be redeemed or repurchased for cancellation in connection with the Arrangement. To the knowledge of New WesternZagros, as of the date of the Information Circular, there are no persons who will, immediately following the completion of the Arrangement and the maximum New WesternZagros Private Placement, directly or indirectly, own or exercise control or direction over, securities carrying more than 10% of the voting rights attached to any class of voting securities of New WesternZagros except as set forth below:

Name and Municipality of Residence	Voting Securities Held	Percentage of Voting Securities
Fidelity(1)(2) Boston, Massachusetts	21,003,694 New WesternZagros Shares	12.35

Notes:

(1)
Beneficial ownership of these shares is not known by Western or New WesternZagros.

(2)
Fidelity Management & Research Company, Fidelity Management Trust Company, Boston, Massachusetts, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Boston, Massachusetts, Fidelity International Limited, Pembroke, Bermuda, collectively referred to as "Fidelity".

DIRECTORS AND EXECUTIVE OFFICERS

Name, Address and Occupation

        The names, municipalities of residence, positions with New WesternZagros and the principal occupations of the persons who will serve as directors and executive officers of New WesternZagros after giving effect to the Arrangement are set out below, together with their pro forma holdings of New WesternZagros Shares.

Name and Municipality of Residence	Office Held	Principal Occupations within the Five Preceding Years	Pro Forma Holdings of New WesternZagros Shares(1)(2)
DAVID J. BOONE Calgary, Alberta	Director	President of Escavar Energy Inc., a private oil and gas corporation, since 2003. Prior to that, Executive Vice-President of EnCana Corporation and President of EnCana's Offshore and International Division.	20,007 shares 0.01%
DAVID A. DYCK Calgary, Alberta	Director, Senior Vice President and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Western since April 2000.	520,487 shares 0.31%
FRED J. DYMENT Calgary, Alberta	Director	Independent businessman.	42,887 shares 0.03%
JOHN FRANGOS Calgary, Alberta	Director	Independent businessman. Executive Vice-President and Chief Operating Officer of Western from January 2002 to January 2005.	5,301,674 shares 3.12%

M. SIMON HATFIELD Calgary, Alberta	Senior Vice President, Exploration & Corporate Development	Vice President and Managing Director (Oil and Gas Group) of Western since May 2005 and Managing Director (Oil and Gas Group) of Western from September 2003 to May 2005 during which time he played the principal role in the identification, negotiation and securing of the EPSA. Prior thereto, President of HCG Inc., a private consulting company focused on upstream ventures in the Middle East.	359,455 shares 0.21%
JAMES C. HOUCK Calgary, Alberta	Director, President and Chief Executive Officer	President and CEO of Western since April 2005. Previously principal of FrontStreet Partners, a private United States investment firm, since 2003. President of Chevron's Worldwide Power and Gasification Inc. from 1998 to 2003.	352,800 shares 0.21%
RANDALL OLIPHANT Toronto, Ontario	Director	Chairman and CEO of Rockcliff Group Limited, a private company investing mainly in the mining sector, since 2003. Prior thereto, served in various senior financial roles in Barrick Gold Corporation culminating in appointment as CEO in 1999, a position he held until 2003.	120,526 shares 0.07%
ROBERT J. THERIAULT Calgary, Alberta	Senior Vice President, Engineering & Operations	Senior Vice President, Engineering & Operations of WesternZagros. Director of Midstream and Producing Assets for Cairn India Limited (the Indian subsidiary of Scottish firm Cairn Energy Plc) in New Delhi from 1999 to August 2007.	—

Notes:

(1)
Assumes completion of the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement, including (a) the issuance of 5 million New WesternZagros Shares pursuant to the New WesternZagros Private Placement; (b) no

  Dissent Rights being exercised; and (c) all of the Western Options, Western PSUs and Western DSUs being exercised or redeemed prior to the Arrangement.

(2)
Before giving effect to the exercise of any New WesternZagros warrants.

        Each of the directors of New WesternZagros will hold office until the first annual meeting of the holders of New WesternZagros Shares or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with New WesternZagros' articles or by-laws. The recently established New WesternZagros board of directors has assembled a diverse management team to lead New WesternZagros and continues to assess the corporation's longer-term strategy and organizational needs. Each member of the current management team is expected to hold office unless a successor is duly appointed by the directors of New WesternZagros as a result of this assessment process. Changes in officers or in the offices held could occur prior to the Effective Date. All officers of New WesternZagros will meet the high standards as set by the board of directors of New WesternZagros which include, but are not limited to, strong business ethics, adherence to proper corporate governance and knowledge of public company compliance.

        Assuming: (i) the issuance of 5 million New WesternZagros Shares pursuant to the New WesternZagros Private Placement; (ii) no Dissent Rights are exercised; and (iii) all of the Western Options, Western PSUs and Western DSUs are exercised or redeemed prior to the Arrangement, it is anticipated that the directors and executive officers of New WesternZagros, as a group, will beneficially own, directly or indirectly, or exercise control or direction over 6,717,836 New WesternZagros Shares and 303,985 New WesternZagros Warrants, or approximately 3.95% of the number of New WesternZagros Shares and approximately 1.84% of the number of New WesternZagros Warrants that will be outstanding immediately following completion of the Arrangement, the Subsequent Transactions and the New WesternZagros Private Placement.

Other Reporting Issuer Experience

        The following table sets out the directors and officers of New WesternZagros, that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Name and Jurisdiction of Reporting Issuer	Name of Trading Market	Position	From	To
David J. Boone	Harvest Energy Trust	TSX	Director	2006	current
	Viking Energy Trust	TSX	Director	2003	2006
	Western	TSX	Director	2005	current
David A. Dyck	CE Franklin Ltd.	TSX, AMEX	Director	2000	current
	Western	TSX	CFO	2000	current
Fred J. Dyment	ARC Energy Trust	TSX	Trustee	2003	current
	Tesco Corporation	TSX, NASDAQ	Director	1996	current
	Transglobe Energy Corporation	TSX, AMEX	Director	2004	current
	Western	TSX	Director	2007	current
	ZCL Composites Inc.	TSX	Director	2002	current
John Frangos	Western	TSX	COO	2002	2005
James C. Houck	Western	TSX	CEO	2005	current
Randall Oliphant	Western	TSX	Director	2005	current
	Western Goldfield Inc.	TSX, NASDAQ	Chairman	2006	current
	Adolf Coors & Co.	NYSE	Director	2003	2005
	Barrick Gold Corp.	TSX, NYSE	President, CEO and Director	1997	2003

        Prior to the Effective Date, the New WesternZagros Board will appoint an audit committee whose composition will comply with the requirements of the ABCA, Applicable Canadian Securities Laws and the TSX-V. The board of directors of New WesternZagros may from time to time establish additional committees. The mandates of each of the committees will be established following completion of the Arrangement and will be in compliance with applicable legal and regulatory requirements.

Corporate Cease Trade Orders or Bankruptcies

        To the knowledge of New WesternZagros, no director or officer of New WesternZagros, or shareholder holding a sufficient number of securities of New WesternZagros to affect materially the control of New WesternZagros is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or officer of any company (including New WesternZagros) that, while that person was acting in that capacity:

  (a)
  was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (b)
  was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (c)
  or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to its own bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

other than Simon Hatfield who resigned as an officer of Chauvco Resources International Ltd. ("Chauvco International") in June, 1998 after serving for six months. On January 26, 1999, a bankruptcy receiving order was granted by the Alberta Court of Queen's Bench against Chauvco International and it was subsequently ceased traded for failing to file financial statements and other related documents.

Penalties or Sanctions

        To the knowledge of New WesternZagros, no director or officer of New WesternZagros, or shareholder holding a sufficient number of securities of New WesternZagros to affect materially the control of New WesternZagros, has been subject to:

  (a)
  any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

  (b)
  any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

        To the knowledge of New WesternZagros, no director or officer of New WesternZagros, or shareholder holding sufficient securities of New WesternZagros to affect materially the control of New WesternZagros, or a personal holding company of any such persons has, within 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

Conflicts of Interest

        There are potential conflicts of interest to which the directors and officers of New WesternZagros will be subject in connection with the operations of New WesternZagros. In particular, certain of the directors and officers of New WesternZagros are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of New WesternZagros or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of New WesternZagros. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA. As at the date of the Information Circular, New WesternZagros is not aware of any existing or potential material conflicts of interest between New WesternZagros and any director or officer of New WesternZagros.

BACKGROUNDS OF DIRECTORS AND MANAGEMENT

        Profiles of the directors and officers and other key personnel of New WesternZagros are set forth below.

David J. Boone, Director, Age 51

        Mr. Boone has over 28 years of broad Canadian and international energy experience in the upstream industry with past positions including President, Offshore and International Operations for EnCana Corporation; Executive Vice-President and Chief Operating Officer of PanCanadian Energy and co-founder, President, and a director of Escavar Energy, a private oil and gas company. Mr. Boone holds a Civil Engineering degree from Queen's University. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and is Chairman of the Canadian Association of the World Petroleum Council.

Fred Dyment, Director, Age 58

        Mr. Dyment has over 30 years of experience in the oil and gas industry. He spent the majority of his career at Ranger Oil Limited holding the positions of Controller, Vice President Finance, Chief Financial Officer and finally Chief Executive Officer. After Ranger Oil was sold to Canadian Natural Resources in 2000, he served as Chief Executive Officer of Maxx Petroleum Company from 2000 to 2001. Mr. Dyment is currently an independent businessman and serves on the Board of Directors of Tesco Corporation and ZCL Composites Inc., two design, manufacture and service companies. In addition, Mr. Dyment is a director of ARC Energy Trust and Transglobe Energy Corporation. Mr. Dyment also served as Governor of the Canadian Association of Petroleum Producers (CAPP) from 1995 to 1997. He holds a Chartered Accountant designation.

John Frangos, Director, Age 66

        Mr. Frangos was the co-founder of Western. From 2002 to 2005, he served as Western's Executive Vice President and Chief Operating Officer and played a key role in negotiations with the KRG. Prior to forming Western, Mr. Frangos was employed with BHP and predecessor corporations for 28 years and was Vice-President, International Business Development for BHP's Minerals Business Unit. He holds a Diploma in Mechanical and Electrical Engineering, an Associate Diploma in Mechanical Engineering and a Masters of Business Administration degree.

Randall Oliphant, Director, Age 48

        Mr. Oliphant is the Chairman and Chief Executive Officer of Rockcliff Group Limited, a private corporation actively involved in the strategic planning and corporate development of its investee companies, principally in the mining sector. He is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and serves on the boards of a number of public and private companies and not-for-profit organizations. Until 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation, and served in senior financial positions since joining the company in 1987 prior to being appointed Chief Executive Officer in 1999. Mr. Oliphant holds a Bachelor of Commerce Degree from the University of Toronto and is a Chartered Accountant.

James C. Houck, Director, President and Chief Executive Officer, Age 59

        Mr. Houck has been the President and Chief Executive Officer of Western since April 2005 and has over 37 years of experience in the energy industry. Before joining Western, he was a principal of FrontStreet Partners, a U.S.-based, privately-held investment firm and prior to that, Mr. Houck spent the majority of his career with ChevronTexaco Inc. where he held various senior level positions within the exploration and production segments, including global gas and power, business development, production and operations, research and development and strategic planning. As part of his tenure with ChevronTexaco Inc., Mr. Houck was Assistant Division Manager for all of Texaco's U.S. producing operations, President of Texaco Development Corporation and President of Worldwide Power and Gasification. Mr. Houck holds a Bachelor's degree in Engineering Science from Trinity University in San Antonio and a Master of Business Administration degree from the University of Houston. Mr. Houck will be employed as President and Chief Executive Officer on a full-time basis.

David A. Dyck, Director, Senior Vice President and Chief Financial Officer, Age 46

        Mr. Dyck has substantial oil and gas industry experience, including 22 years of experience in all areas of accounting, finance, tax, budgeting, planning and investor relations. He has been the Vice President, Finance and Chief Financial Officer of Western since 2000 and under his guidance, Western completed the financing for its first phase of development of the AOSP which involved over 22 successful debt and equity financings raising in excess of $3.5 billion. In addition, Mr. Dyck was responsible for heading up the necessary funding arrangements for the first expansion of the AOSP, the cost of which is approximately $2.2 billion to Western. Mr. Dyck holds a Bachelor of Commerce degree from the University of Saskatchewan, is a Chartered Accountant and a member of the Alberta and Canadian Institutes of Chartered Accountants and the Financial Executives Institute. Mr. Dyck will be employed as Senior Vice President and Chief Financial Officer on a full-time basis.

M. Simon Hatfield, Senior Vice President, Exploration & Corporate Development, Age 53

        Mr. Hatfield has over 30 years of international and domestic oil and gas experience in technical, managerial and executive positions with Imperial Oil, Exxon Production Research Company, Petro-Canada, Chauvco Resources and Talisman Energy and has had extensive experience in Iraq since 1995. Mr. Hatfield initiated the Kurdistan Region opportunity for WesternZagros and led the technical and business process which successfully concluded the signing and ratification of the EPSA. He holds a Bachelor of Science (Honours) degree in Geology with Physics from the University of London, UK, a Masters of Science degree in Geology from the University of Reading, UK, and has completed the Executive Development Program at the University of Calgary. He is a member of the Association of International Petroleum Negotiators. Mr. Hatfield will be employed on a full-time basis.

Robert J. Theriault, Senior Vice President, Engineering & Operations, Age 52

        Mr. Theriault has over 30 years of international and domestic experience in upstream and midstream oil and gas operations for several companies. Prior to joining WesternZagros in August 2007, he was with Cairn India Limited in Chennai and New Delhi since 1999, where his most recent role was Director of Midstream and Producing Assets. Previously, Mr. Theriault was Manager International Development with Husky Oil in Calgary for three years. His experience also includes management assignments with Pertamina-Husky in Indonesia and with CSR Petroleum in Indonesia and Australia after starting his career with Suncor in Calgary. He holds a Bachelor of Science, Mechanical Engineering from the University of Calgary and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Mr. Theriault will be employed on a full-time basis.

Dr. George Pinckney, General Manager, Petroleum Exploration, Age 58

        Dr. Pinckney is currently responsible for all of WesternZagros' geotechnical work in Iraq including successful completion of the Kurdistan Region area evaluation. Dr. Pinckney has extensive international experience and has spent the majority of his 32 year career with Mobil Oil and ExxonMobil in locations throughout Canada, the United States and Southeast Asia. He was educated in the United Kingdom and holds a PhD degree in Geology and a Bachelor of Science degree (Honours) in Geology, both from Queen Mary College, University of London. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists, the Geological Society of London (Fellow), the Yorkshire Geological Society, the Indonesian Petroleum Association, the Southeast Asia Petroleum Exploration Society and the Canadian Gas Potential Committee (East Coast Sub-Committee). Dr. Pinckney will be employed on a full-time basis.

Matt Swartout, Senior Drilling Manager, Age 49

        Mr. Swartout has over 25 years of oil and gas industry experience in drilling engineering, construction, supervision and management. He was previously employed by High Arctic Energy Services Trust. Mr. Swartout is renowned as an industry expert with respect to under balance drilling and is an inventor and holder of two United States patents used in Advance Well Control, Under Balance Drilling and Managed Pressure Drilling, with one patent pending. He holds a Bachelor of Science in Petroleum Engineering from the Montana College of Mineral Science and Technology and a Diploma of Petroleum Technology (Honours) from the Southern Alberta Institute of Technology. Mr. Swartout will be employed on a full-time basis.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

        To date, New WesternZagros has not carried on any active business and has not completed a fiscal year of operations. No compensation has been paid by New WesternZagros to its executive officers or directors and none will be paid until after the Subsequent Transactions are completed. Following completion of the Subsequent Transactions, it is anticipated that the executive officers of New WesternZagros will be paid salaries at a level that is comparable to companies of similar size and character.

        As at the date of the Information Circular, there are no employment contracts in place between New WesternZagros and any of the executive officers of New WesternZagros and there are no provisions with New WesternZagros for compensation for the executive officers of New WesternZagros in the event of termination of employment or a change in responsibilities following a change of control of New WesternZagros. It is expected that New WesternZagros will enter into employment contracts with each of the executive officers of New WesternZagros on or before the Effective Date.

        New WesternZagros has not established an annual retainer fee or attendance fee for directors. However, New WesternZagros may establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire New WesternZagros Shares pursuant to the New WesternZagros Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

        There exists no indebtedness of the directors or executive officers of New WesternZagros, or any of their associates, to New WesternZagros or WesternZagros, nor is any indebtedness of any of such persons to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by New WesternZagros or WesternZagros.

INDUSTRY TRENDS

        There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices.

        Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been bolstered by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East. Political events trigger large fluctuations in price levels.

        The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers, triggering premium costs for their services. Acquiring land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

        A further trend currently affecting the international oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. Generally, during the past year, the economic recovery combined with increased commodity prices has resulted in an increase in new equity financings in the international oil and gas industry. New WesternZagros realizes that it will have to compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

        An investment in New WesternZagros should be considered highly speculative due to the nature of its activities and the present stage of its development. New WesternZagros was incorporated for the sole purpose of participating in the Arrangement and has not carried on any material business other than in connection with the Arrangement and related matters. Following completion of the Arrangement and the Subsequent Transactions, New WesternZagros will carry on the business currently carried on by WesternZagros. Investors should carefully consider the following risk factors.

General

        The oil and gas industry is very competitive and is subject to many risks. Many of these risks are outside of New WesternZagros' control. Management has identified certain key risks and their potential impact on New WesternZagros' operations. There is no assurance that commercial quantities of oil and natural gas will be discovered by New WesternZagros.

Foreign Activities

        All of WesternZagros' assets are located in the Kurdistan Region of Iraq. As such, WesternZagros is subject to political, economic, and other uncertainties, including, but not limited to, the uncertainty of negotiating with foreign governments, expropriation of property without fair compensation, adverse determinations or rulings by governmental authorities, changes in energy policies or in the personnel administering them, nationalization, currency fluctuations and devaluations, disputes between various levels of authorities, arbitrating and enforcing claims against entities that may claim sovereignity, authorities claiming jurisdiction, potential implementation of exchange controls and royalty and government take increases and other risks arising out of foreign governmental sovereignty over the areas in which WesternZagros' operations are conducted, as well as risks of loss due to civil strife, acts of war, guerrilla activities and insurrections.

        WesternZagros' operations may be adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of WesternZagros including, among other things, adverse legislation in Iraq and/or the Kurdistan Region, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations and the development and abandonment of fields.

Political Issues

        The political and security situation in Iraq (outside the Kurdistan Region) is unsettled and volatile. The Kurdistan Region is the only "Region" of Iraq as yet constitutionally established pursuant to the Iraq Constitution, which, expressly recognizes the Kurdistan Region. The political issues of federalism and the autonomy of Regions in Iraq are matters about which there are major differences between the various political factions in Iraq. These differences could adversely impact WesternZagros' interest in the Kurdistan Region.

Ability to Execute Exploration and Development Program

        It may not always be possible for WesternZagros to execute its exploration and development strategies in the manner in which WesternZagros considers optimal. WesternZagros' exploration and development programs in Iraq involve the need to obtain approvals from the relevant authorities, which may require conditions to be satisfied or the exercise of discretion by the relevant authorities. It may not be possible for such conditions to be satisfied.

Exploration, Development and Production Risks

        Oil and natural gas operations involve many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of WesternZagros depends on its ability to find, acquire, develop and commercially produce oil and natural gas resources and reserves, which will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire additional producing properties or prospects. No assurance can be given that WesternZagros will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, WesternZagros may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that commercial quantities of oil and natural gas will be discovered or acquired by WesternZagros.

        Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

        Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or personal injury. In accordance with industry practice, WesternZagros is not fully insured against all of these risks, nor are all such risks insurable. Although WesternZagros maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event WesternZagros could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on WesternZagros.

Operational Experience

        Although the management of WesternZagros has significant experience in the oil and gas industry, the management team has not, as a group, drilled a well or developed a conventional oil and gas project. There can be no assurance that any drilling and development operations will be successful.

Project Risks

        WesternZagros' ability to execute projects and market oil and natural gas will depend upon numerous factors beyond WesternZagros' control, including:

  •
  the availability and proximity of pipeline capacity;

  •
  security issues;

  •
  the supply of and demand for oil and natural gas;

  •
  the effects of inclement weather;

  •
  the availability of drilling, production and related equipment and supplies, as well as services, all of which may be disrupted for a number of reasons;

  •
  unexpected cost increases;

  •
  accidental events;

  •
  currency fluctuations;

  •
  the availability and productivity of skilled labour;

  •
  adverse legislation in the Kurdistan Region and/or Iraq; and

  •
  the regulation of the oil and natural gas industry by various levels of government and governmental agencies in the Kurdistan Region and/or Iraq.

        Because of these factors, WesternZagros could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that it may produce.

Competition

        The petroleum industry is competitive in all its phases. WesternZagros competes with numerous other organizations in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. WesternZagros' competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than WesternZagros. WesternZagros' ability to acquire or increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire other suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Prices, Markets and Marketing

        The marketability and price of oil and natural gas that may be acquired or discovered by WesternZagros is and will continue to be affected by numerous factors beyond its control including the impact that the various levels of government may have on the ultimate price received for oil and gas sales. WesternZagros' ability to market its oil and natural gas may depend upon its ability to secure transportation. WesternZagros may also be affected by deliverability uncertainties related to the proximity of its potential production to pipelines and processing facilities and operational problems affecting such pipelines and facilities as well as potential government regulation relating to price, the export of oil and natural gas and other aspects of the oil and natural gas business.

        Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the feasibility of WesternZagros' business plan.

Substantial Capital Requirements

        WesternZagros anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. WesternZagros' results will impact its access to the capital necessary to undertake or complete future drilling and development programs. There can be no assurance that debt or equity financing, or future cash (if any) generated by operations, would be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to WesternZagros. The inability of WesternZagros to access sufficient capital for its operations could have a material adverse effect on WesternZagros' financial condition, results of operations and prospects.

Additional Funding Requirements

        WesternZagros' cash balances may not be sufficient to fund its ongoing activities at all times. There is no certainty that the New WesternZagros Private Placement will be fully subscribed or that the New WesternZagros Warrants will be fully exercised. From time to time, WesternZagros may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause WesternZagros to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

Issuance of Debt

        From time to time WesternZagros may enter into transactions to acquire assets or the shares of other organizations. These transactions may be financed in whole or in part with debt, which may increase WesternZagros' debt levels above industry standards for oil and natural gas companies of similar size. Depending on future exploration and development plans, WesternZagros may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither WesternZagros' articles nor its by-laws limit the amount of indebtedness that WesternZagros may incur. The level of WesternZagros' indebtedness from time to time, could impair WesternZagros' ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise.

Hedging

        From time to time WesternZagros may enter into agreements to receive fixed prices on any future oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, WesternZagros would not benefit from such increases. Similarly, from time to time WesternZagros may enter into agreements to fix the exchange rate of various currencies used in its business in order to offset the risk of revenue or cost related losses in the event of currency fluctuations. There is no certainty that any such currency hedges which may be entered into will benefit WesternZagros.

Foreign Exchange

        WesternZagros operations costs are generally incurred in U.S. dollars and the funds it will have available to it may be in other currencies. There is a possibility that operations and development costs may increase as a result of currency fluctuation.

Availability of Drilling Equipment and Access

        Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment and supplies (typically leased from third parties) in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment and supplies to WesternZagros and may delay exploration and development activities.

Legislative Issues

        No federal Iraq legislation has yet been agreed to or enacted by the Iraq Council of Ministers (Cabinet) and Council of Representatives (Parliament) to address the future organization of Iraq's petroleum industry or the sharing of petroleum and other revenues within Iraq. Failure to enact legislation (or the enactment of federal legislation contradictory to Kurdistan Region legislation) could materially adversely impact WesternZagros' interest in the Kurdistan Region and the EPSA. Disagreements have recently been reported to exist between the Iraq minister of oil and officials of the KRG in relation to the terms of the draft Federal Oil and Gas Law. Certain officials of the federal Iraq government have also expressed an opinion that the Kurdistan Regional Oil & Gas Law is invalid.

        The Regional Council (for Oil and Gas) which was constituted pursuant to the Kurdistan Region Oil & Gas Law (which came into force in the Kurdistan Region on August 9, 2007) is required to review the EPSA to ensure it is consistent with such regional law, in addition to other review processes already undertaken. The KRG has asked WesternZagros and other existing production sharing contract holders in the Kurdistan Region to make proposals which would bring the EPSA into broad conformity with its recently published Model Production Sharing Agreement and the KRG's published guidelines for commercial terms for production sharing agreements. Should the EPSA be found to be inconsistent with the law, the Regional Council may not approve it and the EPSA may therefore be considered to be invalid or to require amendment. WesternZagros believes that the integrity of the basic fiscal and business terms of the EPSA will be upheld and honoured as being consistent with the provisions of the Kurdistan Region Oil & Gas Law even though the form of the EPSA may still require amendment to make it consistent with the KRG's standard form for production sharing agreements entered into after the enactment of the Kurdistan Region Oil & Gas Law. There can be no certainty that the Regional Council will make the determination that the EPSA is consistent with the law. It is also possible that a subsequent review may be required under any federal Iraq legislation which may be enacted but this remains unknown at this time.

Internal Resource Estimates

        There are numerous uncertainties inherent in estimating quantities of undiscovered resources. This is particularly true in the case of estimates of WesternZagros' undiscovered resources, as no proved, probable or even possible reserves have yet been discovered. The undiscovered resource estimates, set forth herein, are internal estimates and assume an all oil case. There is the risk that all or some of the undiscovered resources may include gas and gas condensate rather than oil. In general, estimates of undiscovered resources are based upon a number of variable factors and assumptions which may vary materially. For these reasons, estimates of the undiscovered resources attributable to any particular group of properties will vary from actual resources discovered and such variations could be material. The estimates of undiscovered resources set out herein have been determined internally by WesternZagros. Certain of these estimates have not been reviewed by Sproule. The Sproule Report only reviewed WesternZagros' internal estimates of certain undiscovered resources. There is no certainty that any portion of the undiscovered resource estimates will ever be discovered and there is no certainty at this time that if discovered, they will be economically viable or technically feasible to produce. Any downward adjustment in the undiscovered resources described herein could adversely affect New WesternZagros' future prospects and the market value of its securities.

Insurance and Liability

        WesternZagros' involvement in the exploration for and development of oil and natural gas properties may result in WesternZagros becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although WesternZagros maintains insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability and may not be sufficient to cover the full extent of such liabilities. In addition, such risks are not, in all circumstances, insurable or, in certain circumstances, WesternZagros may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of any uninsured liabilities would reduce the funds available to WesternZagros. The occurrence of a significant event that WesternZagros is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on WesternZagros.

Dividends

        To date, New WesternZagros has not declared or paid any dividends on the outstanding New WesternZagros Shares. Any decision to pay dividends on the New WesternZagros Shares will be made by the board of directors of New WesternZagros on the basis of New WesternZagros' earnings, financial requirements and other conditions existing at such future time. At present, New WesternZagros does not anticipate declaring and paying any dividends in the forseeable future.

Conflicts of Interest

        Certain directors of New WesternZagros are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Directors and Officers — Conflicts of Interest".

Dilution

        New WesternZagros may make future acquisitions or enter into financings or other transactions involving the issuance of securities of New WesternZagros which may be dilutive.

Management of Growth

        New WesternZagros may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of New WesternZagros to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of New WesternZagros to deal with this growth could have a material adverse impact on its business, operations and prospects.

Third-Party Credit Risk

        WesternZagros is or may be exposed to third-party credit risk through its contractual arrangements with any potential joint venture partners, marketers of its petroleum and natural gas production, suppliers, contractors, and other parties. In the event such entities fail to meet their contractual obligations to WesternZagros, such failures could have a material adverse effect on WesternZagros and its cash flow from operations. In addition, poor credit conditions in the industry and of a potential joint venture partner may impact a potential joint venture partner's willingness to participate in a future WesternZagros' capital program.

Absence of Market

        There is no market through which the New WesternZagros Shares and the New WesternZagros Warrants may be sold. The TSX-V has conditionally approved the listing of the New WesternZagros Shares and the New WesternZagros Warrants on the TSX-V. Listing will be subject to New WesternZagros fulfilling all of the listing requirements of the TSX-V. If the New WesternZagros Shares are not listed on the TSX-V, the New WesternZagros Shares and the New WesternZagros Warrants may not be qualified investments under the ITA for trusts governed by RRSP's, RRIF's, DPSP's and RESP's.

Reliance on Key Personnel

        WesternZagros' success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on New WesternZagros. New WesternZagros does not have any key person insurance in effect for management. The contributions of the existing management team to the immediate and near term operations of WesternZagros are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that New WesternZagros will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of New WesternZagros.

LEGAL PROCEEDINGS

        There are no legal proceedings to which New WesternZagros or WesternZagros is a party or in respect of which any of the assets of WesternZagros are subject, which is or will be material to New WesternZagros, and New WesternZagros is not aware of any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        Except as disclosed in the Information Circular or this Appendix, none of the directors or executive officers of New WesternZagros or any person or company that is the direct or indirect owner of, or who exercises control or direction of, more than 10% of any class or series of New WesternZagros' or WesternZagros' outstanding voting securities, or any associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any past transaction or any proposed transaction that has materially affected or will materially affect New WesternZagros or WesternZagros.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Auditors

The auditors of New WesternZagros are PricewaterhouseCoopers LLP, Calgary, Alberta.

Transfer Agent and Registrar

        Valiant Trust Company, at its principal offices in Calgary, Alberta and in Toronto, Ontario, will be the registrar and transfer agent for the New WesternZagros Shares. Valiant Trust Company, at its principal offices in Calgary, will act as warrant agent for the New WesternZagros Warrants.

MATERIAL CONTRACTS

        The only contracts entered into by New WesternZagros or by WesternZagros or Western, that materially affect New WesternZagros during the past two years or to which any of them will become a party on or prior to the Effective Date, that can reasonably be regarded as material to a proposed investor in the New WesternZagros Shares, other than contracts entered into in the ordinary course of business, are as follows:

  (a)
  the Arrangement Agreement;

  (b)
  the shareholder rights plan agreement proposed to be entered into between New WesternZagros and Valiant Trust Company, as rights agent, on the Effective Date; and

  (c)
  the warrant indenture governing the New WesternZagros Warrants to be entered into by New WesternZagros and Valiant Trust Company, as warrant trustee, on the Effective Date.

        Copies of these agreements may be inspected at the registered office of Western located at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2 during normal business hours from the date of the Information Circular until the completion of the Arrangement.

SCHEDULE "A"

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF
WESTERNZAGROS RESOURCES LTD.

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

September 13, 2007

To the Directors of WesternZagros Resources Inc.

Dear Sirs,

We have read the accompanying unaudited pro forma balance sheet of WesternZagros Resources Ltd. ("New WesternZagros") as at June 30, 2007 and unaudited pro forma income statements for the six months then ended and for the year ended December 31, 2006, and have performed the following procedures.

1.
Compared the figures in the columns captioned "New WesternZagros" to the audited balance sheet of New WesternZagros as at August 31, 2007, and found them to be in agreement.

2.
Compared the figures in the columns captioned "WesternZagros Resources Inc." as at June 30, 2007 and for the six month period then ended to the unaudited consolidated balance sheets and consolidated statement of operations and deficit of WesternZagros Resources Inc. as at June 30, 2007 and for the six months then ended, and found them to be in agreement.

3.
Compared the figures in the columns captioned "WesternZagros Resources Inc." for the year ended to the audited consolidated statements of operations and deficit of WesternZagros Resources Inc. for the year ended December 31, 2006, and found them to be in agreement.

4.
Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:

(a)
the basis for determination of the pro forma adjustments; and

(b)
whether the pro forma financial statements comply as to form in all material respects with a Plan of Arrangement (the "Arrangement") pursuant to which WesternZagros Resources Inc.'s parent entity Western Oil Sands Inc. will distribute to all its existing shareholders, per share held, one share and one tenth of a warrant to purchase shares in New WesternZagros.

  The officials:

  (a)
  described to us the basis for determination of the pro forma adjustments, and

  (b)
  stated that the pro forma statements comply as to form in all material respects with the Arrangement.

5.
Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.
Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Pro Forma Adjustments" and "Pro Forma Consolidated New WesternZagros" as at June 30, 2007 and for the six months ended June 30, 2007 and the year ended December 31, 2006, and found the amounts in the column captioned "Pro Forma Consolidated New WesternZagros" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian Firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers
International Limited, each of which is a separate and independent legal entity.

WESTERNZAGROS RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

(United States $ thousands)
(Unaudited)

	As at June 30, 2007
	New WesternZagros	WesternZagros Resources Inc.	Pro Forma Adjustments	Note 2	Pro Forma Consolidated New WesternZagros
Assets
Current Assets
Cash	1	175	78,407	a	88,843
			1,330	b
			8,930	c
Accounts Receivable	—	1,917	—		1,917

	1	2,092			90,760

Property, Plant and Equipment	—	34,012	—		34,012

	1	36,104			124,772

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	—	1,695	—		1,695
Long-term Liabilities
Due to Related Parties	—	39,084	(39,084)	e	—

	—	40,779			1,695

Shareholders' Equity
Share Capital (Note 3)	1	2	77,457	a	137,711
			1,330	b
			8,930	c
			39,084	e
			10,907	d
Contributed Surplus	—	10,907	950	a	950
			(10,907)	d
Deficit	—	(15,584)	—		(15,584)

	1	(4,675)			123,077

	1	36,104			124,772

See Accompanying Notes to the Pro Forma Consolidated Financial Statements

WESTERNZAGROS RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(United States $ thousands, except for per share amounts)
(Unaudited)

	Six months ended June 30, 2007
	New WesternZagros	WesternZagros Resources Inc.	Pro Forma Adjustments	Note 2	Pro Forma Consolidated New WesternZagros
Revenues	—	—	—		—
Expenses
Charges Under Service Agreement	—	5,114	—		5,114
Depreciation	—	3	—		3
Foreign Exchange Loss	—	806	—		806

Net Loss	—	(5,923)			(5,923)

Net Loss per Share					(0.03)

See Accompanying Notes to the Pro Forma Consolidated Financial Statements

WESTERNZAGROS RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(United States $ thousands, except for per share amounts)
(Unaudited)

	Year ended December 31, 2006
	New WesternZagros	WesternZagros Resources Inc.	Pro Forma Adjustments	Note 2	Pro Forma Consolidated New WesternZagros
Revenues	—	—	—		—
Expenses
Charges Under Service Agreement	—	8,208	—		8,208
Depreciation	—	8	—		8
Foreign Exchange Loss	—	6	—		6

Net Loss	—	(8,222)			(8,222)

Net Loss per Share					(0.05)

See Accompanying Notes to the Pro Forma Consolidated Financial Statements

WESTERNZAGROS RESOURCES LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET
AND PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Tabular amounts in United States Dollars and in thousands except for share amounts)

1.     BASIS OF PRESENTATION

  The unaudited pro forma consolidated balance sheet as at June 30, 2007 and unaudited pro forma statement of operations for the six months ended June 30, 2007 and year ended December 31, 2006 (collectively the "Pro Forma Statements") of WesternZagros Resources Ltd. ("New WesternZagros") have been prepared for inclusion in the Management Information Circular (the "Circular") of Western Oil Sands Inc. ("Western") dated September 14, 2007. The Pro Forma Statements reflect the formation of a new company, WesternZagros Resources Ltd., and the acquisition of all outstanding shares in WesternZagros Resources Inc. ("WesternZagros"), a corporation incorporated on September 21, 2004 under the laws of the Province of Alberta. WesternZagros is engaged in acquiring properties and exploring for, developing and producing crude oil and natural gas. WesternZagros Limited, a wholly- owned subsidiary of WesternZagros, has an Exploration Production Sharing Agreement ("EPSA") to explore for conventional oil and gas on a 2,120 square kilometre exploration project area in the Kurdistan Region of Iraq. As announced on July 31, 2007, Western intends to proceed with a Plan of Arrangement (the "Arrangement") pursuant to which existing shareholders of Western will receive one share ("New WesternZagros Share") and one tenth of a warrant ("New WesternZagros Warrant") to purchase shares of New WesternZagros per every Western share held.

  In the opinion of management, the unaudited Pro Forma Statements include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. Accounting policies used in the preparation of the Pro Forma Statements are the same as those disclosed in the consolidated financial statements of WesternZagros as at December 31, 2006 and June 30, 2007. The Pro Forma Statements give effect to the transactions described in Note 2 as if they had occurred at the balance sheet date.

  Pursuant to the Arrangement, the shareholders of Western will continue to hold their respective interest in New WesternZagros, resulting in no change of control for WesternZagros. Therefore, these Pro Forma Statements are prepared assuming continuity of business for WesternZagros, and consequently no adjustment for fair value is required.

  The Pro Forma Statements are not necessarily indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in future years. These unaudited Pro Forma Statements should be read in conjunction with the consolidated financial statements of WesternZagros for the year ended December 31, 2006 and six months ended June 30, 2007, included elsewhere in the Circular.

2.     PRO FORMA FINANCIAL STATEMENT ADJUSTMENTS AND ASSUMPTIONS

  The unaudited pro forma balance sheet gives effect to the following assumptions and adjustments as if they had occurred on June 30, 2007. The unaudited pro forma statement of operations for the six months ended June 30, 2007 and the year ended December 31, 2006 gives effect to the following assumptions and adjustments as if they had occurred on January 1, 2007 and January 1, 2006, respectively.

  (a)
  Pursuant to the Arrangement, a Western shareholder will receive, for each Class A share held in Western, one New WesternZagros Share and one tenth of a New WesternZagros Warrant, with each whole New WesternZagros Warrant entitling the holder thereof to purchase one New WesternZagros Share at a price of Cdn$2.50 until the date which is three months from the effective date of the Arrangement. The following transactions will be effected sequentially forthwith after the effective time of the Arrangement to:

    (i)
    Issue additional WesternZagros Shares to Western for cash subscription proceeds of $77.5 million (Cdn$81.5 million);

    (ii)
    Transfer all of the issued and outstanding WesternZagros Shares to New WesternZagros in consideration for the issuance by New WesternZagros of New WesternZagros Preferred Shares;

    (iii)
    Cause the redemption or purchase for cancellation of such New WesternZagros Preferred Shares in consideration for the issuance of a demand non-interest bearing promissory note of New WesternZagros;

    (iv)
    Cause the redemption or purchase for cancellation of the Western Class B Shares held by New WesternZagros at that time in consideration of the cancellation of such New WesternZagros promissory note;

    (v)
    Cause the redemption or purchase for cancellation of the Western Class C Shares held by New WesternZagros at that time in consideration of the payment by Western to New WesternZagros of $0.95 million (Cdn$1.0 million); and

    (vi)
    On August 22, 2007, New WesternZagros issued 1,000 New WesternZagros Shares to a third party at a price of Cdn$1.00 per share to facilitate its organization. These shares will be redeemed or repurchased for cancellation pursuant to the Arrangement.

  (b)
  As noted in the Arrangement each existing Western shareholder will receive one tenth of a New WesternZagros Warrant for every Western share owned totalling 16,507,755 warrants. Each whole warrant will be exercisable into one New WesternZagros Share at an exercise price of Cdn$2.50. New WesternZagros Warrants totalling proceeds of $1.3 million (Cdn$1.4 million) have been committed to be exercised by certain persons.

  (c)
  Following the completion of the Arrangement and the Subsequent Transactions, New WesternZagros will complete a private placement (the "New WesternZagros Private Placement") to directors, officers and employees of New WesternZagros and persons associated with them of up to 5,000,000 New WesternZagros Shares at a price of Cdn$2.50 per share for gross proceeds to New WesternZagros of up to $11.9 million (Cdn$12.5 million). No finders fees or commissions will be paid in connection with the private placement. As at September 13, 2007, subscriptions for the New WesternZagros Private Placement total 3,760,000 shares for approximate proceeds of $8.9 million (Cdn$9.4 million).

  (d)
  All contributed surplus in WesternZagros has been reclassified as share capital as of June 30, 2007.

  (e)
  All inter-company debt between WesternZagros and subsidiaries with Western was settled with the issue of share capital.

  (f)
  Net loss per share amounts have been calculated based on a weighted average of 169,387,753 shares outstanding during the period for both the year ended December 31, 2006 and the six months ended June 30, 2007.

  (g)
  A foreign currency exchange rate of 0.95 has been used to convert amounts from Canadian dollars to United States dollars.

3.     SHARE CAPITAL CONTINUITY

  A continuity of New WesternZagros issued common share capital and related value, and the warrants after giving effect to the pro forma transactions described in Note 2 above is set out below:

Common Shares	Note 2	Number of Shares	Amount $
New WesternZagros
New WesternZagros shares issued and outstanding		1,000	1
New WesternZagros shares cancelled upon closing	a (vi)	(1,000)	(1)
New WesternZagros shares issued pursuant to Plan of Arrangement	a (ii)	165,067,753	127,451
New WesternZagros shares issued pursuant to warrants		560,000	1,330
New WesternZagros shares issued pursuant to private placement		3,760,000	8,930

Pro forma share capital at June 30, 2007		169,387,753	137,711

WesternZagros
WesternZagros shares issued and outstanding prior to closing		2	2
WesternZagros shares issued pursuant to Plan of Arrangement	a (i)	165,067,750	77,458
Reclassification of contributed surplus to share capital	d	—	10,907
Inter-company debt settled for WesternZagros shares	e	1	39,084

Total WesternZagros shares issued and outstanding at closing		165,067,753	127,451

Warrants	Number of Warrants
New WesternZagros
New WesternZagros warrants issued pursuant to Plan of Arrangement	16,506,755
New WesternZagros warrants committed to be exercised	(560,000)

Total WesternZagros warrants issued and outstanding at closing	15,946,755

SCHEDULE "B"

CONSOLIDATED FINANCIAL STATEMENTS OF WESTERNZAGROS RESOURCES INC.

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

September 13, 2007

The Directors of WesternZagros Resources Inc.

Dear Sirs,

We have audited the consolidated balance sheets of WesternZagros Resources Inc. (the "Corporation") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years ended December 31, 2006, 2005 and 2004 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian Firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

WESTERNZAGROS RESOURCES INC.

CONSOLIDATED BALANCE SHEETS

(United States $ thousands)

		December 31
	June 30, 2007
		2006	2005
	(unaudited)
Assets
Current Assets
Cash	175	103	7
Accounts Receivable	1,917	16	102

	2,092	119	109
Property, Plant and Equipment (note 4)	34,012	21,380	8,234

	36,104	21,499	8,343

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	1,695	36	1,213
Long-term Liabilities
Due to Related Party (note 5)	39,084	20,215	8,568

	40,779	20,251	9,781

Shareholder's Equity
Share Capital (note 6)	2	2	1
Contributed Surplus (note 7)	10,907	10,907	—
Deficit	(15,584)	(9,661)	(1,439)

	(4,675)	1,248	(1,438)

	36,104	21,499	8,343

Commitments and Contingencies (note 10)

Approved by the Board of Directors

(Signed) "Fred Dyment" Director	(Signed) "Randall Oliphant" Director

See Accompanying Notes to the Consolidated Financial Statements

WESTERNZAGROS RESOURCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(United States $ thousands)

	Six month period ended June 30		Year ended December 31
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
Expenses
Charges Under Service Agreement (note 5)	5,114	4,240	8,208	1,428	—
Depreciation	3	4	8	3	—
Foreign Exchange Loss	806	197	6	8	—

Net Loss	5,923	4,441	8,222	1,439	—
Deficit at Beginning of Period	9,661	1,439	1,439	—	—

Deficit at End of Period	15,584	5,880	9,661	1,439	—

See Accompanying Notes to the Consolidated Financial Statements

WESTERNZAGROS RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(United States $ thousands)

	Six month period ended June 30		Year ended December 31
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)
Cash Provided By (Used In)
Cash From Operating Activities
Net Loss	(5,923)	(4,441)	(8,222)	(1,439)	—
Non-cash Items
Depreciation	3	4	8	3	—

	(5,920)	(4,437)	(8,214)	(1,436)	—

Cash From Financing Activities
Share Issuance	—	—	10,908	—	1
Increase in Due to Related Party	18,869	6,056	11,647	8,460	108

	18,869	6,056	22,555	8,460	109

Cash Invested
Capital Expenditures	(12,635)	(373)	(13,154)	(8,128)	(109)
(Increase) Decrease in Non-cash Working (note 9)	(242)	(1,123)	(1,091)	1,111	—

	(12,877)	(1,496)	(14,245)	(7,017)	(109)

Increase in Cash	72	123	96	7	—
Cash at Beginning of Period	103	7	7	—	—

Cash at End of Period	175	130	103	7	—

See Accompanying Notes to the Consolidated Financial Statements

WESTERNZAGROS RESOURCES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in United States $ thousands)

1.     NATURE OF OPERATIONS

  WesternZagros Resources Inc. (the "Corporation") was incorporated on September 21, 2004 under the laws of the Province of Alberta. The Corporation is engaged in acquiring properties and exploring for, developing and producing crude oil and natural gas. WesternZagros Limited, a wholly-owned subsidiary of the Corporation, has an Exploration Production Sharing Agreement ("EPSA") to explore for conventional oil and gas on a 2,120 square kilometre exploration project in the Kurdistan Region of Iraq. The Corporation is considered to be in the development stage. The Corporation is a wholly-owned subsidiary of Western Oil Sands Inc. ("Western") and entered into a Consulting and Services Agreement (the "Services Agreement") on December 28, 2005, whereby Western provides certain operational, technical and other support services.

  Western announced a Plan of Arrangement, subject to approvals by shareholders, court and other regulatory authorities, pursuant to which additional funds would be available to the Corporation to fund future exploration and development activities. The Corporation expects to enter into commitments for such exploration and development activities which will employ all the funds available and presumes the realization of assets and settlement of liabilities through the normal course of operations. The recoverability and classification of recorded assets or liabilities are dependent upon finding reserves for the Corporation's exploration project.

2.     SIGNIFICANT ACCOUNTING POLICIES

  In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States ("U.S.") dollars. The Corporation has adopted the U.S. dollar as its reporting currency since most of its expenses are closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American crude oil and natural gas exploration and development companies. All references herein to US$ or to $ are to United States dollars and references herein to Cdn$ are to Canadian dollars.

  Principles of Consolidation

  The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and include the accounts of the Corporation and its wholly-owned subsidiaries.

  Use of Estimates

  The preparation of the Consolidated Financial Statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the Consolidated Financial Statements include, but are not limited to, recovery of exploration costs capitalized in accordance with full-cost accounting, asset retirement obligations and income taxes.

  Foreign Currency Translation

  Monetary assets and liabilities denominated in foreign currencies are translated to U.S. dollars at rates of exchange in effect at the end of the period. Other assets and related depreciation, depletion and amortization, other liabilities, revenues and expenses are translated at rates of exchange in effect at the respective transaction dates. The resulting exchange gains and losses are included in earnings.

  Property, Plant and Equipment

  Property, plant and equipment ("PP&E") assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization.

  The Corporation accounts for its petroleum and natural gas operations in accordance with the Canadian Institute of Chartered Accountants' guideline on full-cost accounting in the oil and gas industry. Under this method, all exploration and development costs, including asset retirement obligations, are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related to unproved properties, major development projects and administrative costs directly related to exploration and development activities.

  If the Corporation commences commercial production from the cost centres, capitalized costs accumulated within each cost centre will be depleted on the unit-of-production method based on the estimated proved reserves of that country using estimated future prices and costs. Proceeds from the disposal of properties are normally deducted from the full-cost pool without recognition of a gain or loss, unless that deduction would result in a change to the depletion rate by 20% or more, in which case a gain or loss is recorded.

  In determining the depletion base, the Corporation includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties and major development projects. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. To date, no depletion related to the Corporation's properties has been recorded as commercial operations have not commenced.

  The Corporation reviews the carrying amount of its properties relative to their recoverable amount (the "ceiling test") for each cost centre at each annual balance sheet date, or more frequently if circumstances or events indicate impairment has occurred. The recoverable amount is calculated as the sum of:

    •
    the undiscounted cash flow from proved reserves using expected future prices and costs;

    •
    the cost of unproved properties; and

    •
    the costs of major development projects less impairment.

  If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized in depletion equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the sum of:

    •
    the cash flows from proved and probable reserves using expected future prices and costs, discounted at a risk-free interest rate; and

    •
    the cost, less impairment, of unproved reserves and major development projects that do not have probable reserves attributable to them.

  The Corporation is currently engaged in the Kurdistan Region Exploration Project, as described in note 10, which is in the development stage. As at June 30, 2007, $33.3 million has been capitalized to date related to this project. No revenues have been generated from this project to date.

  Corporate and Other

  Corporate PP&E assets are depreciated on a straight-line basis over their useful lives ranging from three to five years.

  Asset Retirement Obligation

  The Corporation recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third-party costs, that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted-risk-free-rate that management of the Corporation deems appropriate. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. The Corporation recognizes, over the estimated life of the asset and liability, depletion on the asset and accretion on the liability. Actual expenditures when incurred will be charged against the accumulated obligation. The Corporation currently does not have asset retirement obligation, as operations are in the early stage of development.

  Income Taxes

  The Corporation follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the Consolidated Financial Statements and tax bases of assets and liabilities and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Corporation assesses, based on all available evidence, the likelihood that the future income tax assets will be recovered from future taxable income and a valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

3.     CHANGES IN ACCOUNTING POLICIES

  (a)
  Non-Monetary Transactions

    On January 1, 2006, the Corporation prospectively adopted CICA Handbook Section 3831, "Non-Monetary Transactions" which replaces Section 3830, "Non-Monetary Transactions". Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. Section 3830 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity's future cash flows are expected to change significantly as a result of the transaction. There is no impact on the Consolidated Financial Statements as the Corporation did not have exchanges of non-monetary transactions after January 1, 2006 within the scope of Section 3831.

  (b)
  Implicit Variable Interests under AcG-15

    On January 1, 2006, the Corporation adopted Emerging Issues Committee Abstract 157 ("EIC-157"). EIC-157 requires that a reporting enterprise consider whether it holds an implicit variable interest in the Variable Interest Entity ("VIE") or potential VIE. The determination of whether an implicit variable interest exists should also be based on whether the reporting enterprise may absorb variability on the VIE or potential VIE. There is no impact on the Consolidated Financial Statements as the Corporation did not hold any implicit variable interest in a VIE or potential VIE.

  (c)
  Conditional Asset Retirement Obligations

    On January 1, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 159 ("EIC-159"). EIC-159 clarifies that the term "conditional asset retirement obligation" as used in CICA 3110, "Asset Retirement Obligations" refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; an entity to apply expected present value technique if certain conditions exist indicating sufficient information to reasonably estimate conditional asset retirement obligation; and that a liability should be recognized initially in the period in which sufficient information becomes available to estimate a conditional asset retirement obligations fair value. There is no impact on the Consolidated Financial Statements of the Corporation from the retroactive adoption of EIC-159.

  (d)
  Financial Instruments

    On January 1, 2007, the Corporation adopted the CICA Handbook sections 3855 "Financial Instruments — Recognition and Measurement," 3862 "Financial Instruments — Disclosures," 3863 "Financial Instruments — Presentation," 3865 "Hedges," 1530 "Comprehensive Income,"

    and 3251 "Equity." Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards has not affected the current or comparative period balances on the consolidated financial statements, as all financial instruments identified have been fair valued.

    Financial Instruments

    Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

    Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new financial instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a free-standing derivative, and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

    The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at the reporting date.

    Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method.

    Hedges

    Section 3865 replaces the guidance formerly in Section 1650, "Foreign Currency Translation" and Accounting Guideline 13, "Hedging Relationships" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Corporation does not have any derivative instruments that have been designated as hedges.

    Comprehensive Income

    Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income ("OCI"). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. The Corporation has no such transactions and events which would require the disclosure of OCI for the six month period ended June 30, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

    Equity

    Section 3251 replaces Section 3250, "Surplus" and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income ("Accumulated OCI"). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder's Equity on the consolidated balance sheets.

  (e)
  Accounting Changes

    On January 1, 2007, the Corporation adopted CICA Handbook Section 1506, "Accounting Changes", which revises and replaces former Section 1506, "Accounting Changes". This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

  (f)
  Determining the Variability to be Considered in Applying AcG-15

    On January 1, 2007, the Corporation prospectively adopted the Emerging Issues Committee issued Abstract 163, "Determining the Variability to be Considered in Applying AcG-15", which addresses how an enterprise should determine the variability to be considered in applying AcG-15, "Consolidation of Variable Interest Entities". The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

4.     PROPERTY, PLANT AND EQUIPMENT

June 30, 2007	Cost	Accum. DD&A*	Net
Kurdistan Region Exploration Project	33,281	—	33,281
Corporate and Other	745	(14)	731

	34,026	(14)	34,012

December 31, 2006	Cost	Accum. DD&A*	Net
Kurdistan Region Exploration Project	20,646	—	20,646
Corporate and Other	745	(11)	734

	21,391	(11)	21,380

December 31, 2005	Cost	Accum. DD&A*	Net
Kurdistan Region Exploration Project	8,217	—	8,217
Corporate and Other	20	(3)	17

	8,237	(3)	8,234

  *
  Accumulated Depreciation, Depletion and Amortization

  All costs included in the Kurdistan Region Exploration Project are excluded from depletion, as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves. All costs, net of any associated revenues, have been capitalized.

  Included in Corporate and Other is $0.7 million not subject to depreciation, depletion and amortization, as the projects associated with these costs were not substantially complete and there was no commercial production associated with these projects.

5.     DUE TO RELATED PARTY

  During the six months ended June 30, 2007 and the year ended December 31, 2006, the Corporation was charged $4.2 million and $5.3 million, respectively (June 30, 2006 and December 31, 2005 — $2.2 million and $1.4 million, respectively), relating to operational, technical and other support expenditures incurred pursuant to the Services Agreement with Western.

  During the six month period ended June 30, 2007 and the years ended December 31, 2006 and 2005, Western paid for various capital, operational, technical, legal, general and administrative expenditures on behalf of the Corporation. These transactions were measured at the exchange amount, which is the amount of consideration established and agreed by related parties. These transactions were undertaken with the same terms and conditions as transactions with non-related parties. The amount will be settled through issuance of equity prior to the close of the Arrangement described in note 11.

6.     SHARE CAPITAL

  Authorized

  The Corporation is authorized to issue an unlimited number of ordinary and preference shares.

  The Common Shares are without nominal or par value.

  Issued and Outstanding

	Number of Shares	Amount
Common Shares
Balance at December 31, 2004 and 2005	1	1
Share Issuance	1	1

Balance at December 31, 2006	2	2
Share Issuance	—	—

Balance at June 30, 2007	2	2

7.     CONTRIBUTED SURPLUS

  The following table presents the reconciliation of contributed surplus for the year ended December 31:

		December 31
	June 30, 2007
		2006	2005
Contributed Surplus Beginning of Period	10,907	—	—
Premium on Share Issued	—	10,907	—

Contributed Surplus End of Period	10,907	10,907	—

8.     INCOME TAXES

  As at June 30, 2007 and December 31, 2006, the Corporation has non-capital losses carried forward of $9.7 million and $6.0 million, respectively, and a future income tax asset of $2.8 million and $1.7 million, respectively, relating to the difference in the carrying value and the tax basis of the assets. Since the asset is limited to the amount that is more likely than not to be realized, no asset has been recorded.

9.     CHANGES IN NON-CASH WORKING CAPITAL

	Six month period ended June 30		Year ended December 31
Source/(Use)	2007	2006	2006	2005	2004
Investing Activities
Accounts Receivable	(1,901)	86	86	(102)	—
Accounts Payable and Accrued Liabilities	1,659	(1,209)	(1,177)	1,213	—

	(242)	(1,123)	(1,091)	1,111	—

10.   COMMITMENTS AND CONTINGENCIES

  Commitments

  The Corporation, through WesternZagros Limited, a wholly-owned subsidiary of the Corporation, received confirmation on March 2, 2007 that its EPSA had been ratified by the Kurdistan Regional Government ("KRG") and confirmed by the Prime Minister of the Kurdistan Region. As part of the ratification process, the Corporation worked with the Minister of Natural Resources of the KRG to finalize its EPSA area boundary and other key terms in line with the then draft petroleum legislation. The final EPSA area encompasses 2,120 square kilometers (approximately 524,000 acres) and holds a number of high potential prospects. The EPSA provides for the exploration of conventional oil and gas in the Kurdistan Region of Iraq and a work program.

  Under the EPSA there are two exploration sub-periods with two possible one-year extensions. The first exploration sub-period ends December 31, 2010. During such time, the Corporation is required to complete a minimum of 1,150 km of seismic surveying and drill at least two exploration wells or spend a minimum of $30 million in the aggregate on seismic, geologic studies and drilling. At the end of the first exploration sub-period, the Corporation may relinquish the entire contract area (other than any discovery or development areas), or else continue further exploration operations during the second exploration sub-period which ends December 31, 2012. During the second sub-period, the Corporation is required to complete a minimum of 575 km of seismic surveying, and drill at least two exploration wells. At the end of the second exploration sub-period, the Corporation may relinquish the entire contract area (other than any discovery or development areas), or else continue further exploration operations during two one-year extension periods, which would extend the total exploration period to December 31, 2014. During each extension period, the Corporation is required to drill at least one exploration well. At the end of the second exploration subperiod, and at the end of each subsequent extension period, the EPSA requires the Corporation to relinquish 25% of the remaining undeveloped area within the EPSA Lands as selected by the Corporation.

  If a discovery is made on the EPSA Lands, there is an obligation to appraise the discovery for commerciality. If such discovery is determined to be commercial, the Corporation is obligated to develop the discovery. The declaration of a first commercial discovery is at the discretion of the Corporation. Discoveries that are determined to be commercial are subject to a 20-year initial term plus two five-year extension periods. The Corporation also has the ability to resurrect the EPSA for non-commercial petroleum discoveries for a period of 10 years.

  As part of the EPSA, the Corporation is committed to annual training and secondment commitments of $1.5 million and $0.5 million, respectively.

  The Corporation will be the operator of the EPSA Lands and has granted participation options to certain third parties. Certain portions of the participation interest will be funded by interest-bearing loans granted by the Corporation.

  Contingencies

  Regulatory

  Oil and gas operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Corporation's operations may require licenses and permits from various governmental authorities in the countries in which it operates. Under the EPSA, the Kurdistan Regional Government is obligated to assist in obtaining all permits and licenses from any government agencies in the Kurdistan Region, and from any other government administration in Iraq. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development of its projects.

11.   SUBSEQUENT EVENTS

  Plan of Arrangement

  Western announced on July 31, 2007 a Plan of Arrangement (the "Arrangement") pursuant to which a subsidiary of Marathon Oil Corporation (NYSE: MRO) will acquire all of Western's outstanding common shares for total consideration of approximately Cdn$6.6 billion, which includes Cdn$736.1 million of indebtedness. As part of the Arrangement, existing shareholders of Western will receive one common share of WesternZagros Resources Ltd. ("New WesternZagros") and one-tenth of a warrant to purchase shares of New WesternZagros for each Western share held. Each whole warrant will be exercisable for one share at a price of Cdn$2.50 for a period of three months following closing. Following the completion of the Arrangement and related subsequent transactions, the Corporation will be a wholly-owned subsidiary of New WesternZagros which will also complete a private placement to directors, officers and employees of New WesternZagros and persons associated with them of up to 5,000,000 New WesternZagros common shares at a price of Cdn$2.50 per share for gross proceeds of up to Cdn$12.5 million. The Arrangement is subject to approvals by shareholders, the court and other regulatory authorities.

  New WesternZagros will receive approximately Cdn$82.5 million cash from Western as part of the transaction. In addition, certain persons have committed to participate in the private placement as to approximately Cdn$9.4 million, and certain other persons have committed to exercise a portion of the warrants of New WesternZagros to be received pursuant to the Arrangement for an additional Cdn$1.4 million to New WesternZagros. If fully exercised, the Warrants would result in additional cash proceeds of over Cdn$41.3 million. When added to the other sources of funding, proceeds would total Cdn$136.3 million.

SCHEDULE "C"

AUDITED BALANCE SHEET OF
WESTERNZAGROS RESOURCES LTD.

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

September 13, 2007

The Directors of WesternZagros Resources Ltd.

Dear Sirs,

We have audited the balance sheet of WesternZagros Resources Ltd. (the "Corporation") as at August 31, 2007. The preparation of the balance sheet is the responsibility of the Corporation's management. Our responsibility is to express an opinion on the balance sheet based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Corporation as at August 31, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

PricewaterhouseCoopers refers to the Canadian Firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

WESTERNZAGROS RESOURCES LTD.

BALANCE SHEET

(United States $ thousands)

August 31, 2007
Assets
Current Assets
Cash	1

1

Shareholder's Equity
Share Capital (note 2)	1

1

Approved by the Board of Directors

(Signed) "Fred Dyment"	(Signed) "Randall Oliphant"
Director	Director

See Accompanying Notes to the Consolidated Financial Statements

WESTERNZAGROS RESOURCES LTD.

NOTES TO THE BALANCE SHEET

(Tabular amounts in United States $ thousands)

1.     BASIS OF PRESENTATION

  WesternZagros Resources Ltd. ("New WesternZagros") was incorporated on August 22, 2007 under the laws of the Province of Alberta. New WesternZagros was incorporated for the sole purpose of participating in the Plan of Arrangement (the "Arrangement"), as described in note 2, and has not carried on any active business other than in connection with the Arrangement and related matters. Following the completion of the Arrangement and related subsequent transactions, New WesternZagros will be in the business currently carried on by WesternZagros Resources Inc. ("WesternZagros") of acquiring properties and exploring for, developing and producing crude oil and natural gas and is considered to be in the development stage.

  The majority of New WesternZagros' business is anticipated to be transacted in United States ("US") dollars and, accordingly, New WesternZagros' functional and reporting currency is US dollars.

2.     PLAN OF ARRANGEMENT

  Western Oil Sands Inc. ("Western") announced on July 31, 2007 the Arrangement pursuant to which a subsidiary of Marathon Oil Corporation will acquire all of Western's outstanding common shares. In connection with the Arrangement, New WesternZagros will acquire all outstanding shares in WesternZagros. WesternZagros Limited, a wholly-owned subsidiary of WesternZagros, has an Exploration Production Sharing Agreement ("EPSA") to explore for conventional oil and gas on a 2,120 kilometre exploration project area in the Kurdistan Region of Iraq.

  As part of the Arrangement, the existing shareholders of Western will receive one share of New WesternZagros and one-tenth of a common share purchase warrant to purchase the shares of New WesternZagros for every Western share held. Each whole warrant will be exercisable at a price of Cdn$2.50 for a period of three months following closing. Following the completion of the Arrangement and related subsequent transactions, New WesternZagros will complete a private placement (the "New WesternZagros Private Placement") to directors, officers and employees of New WesternZagros and persons associated with them of up to 5,000,000 New WesternZagros shares at a price of Cdn$2.50 per share for gross proceeds to New WesternZagros of up to $11.9 million (Cdn$12.5 million). The Arrangement is subject to approvals by shareholders, the court and other regulatory authorities.

  New WesternZagros will receive approximately Cdn$82.5 million cash from Western as part of the transaction. In addition, certain persons have committed to participate in the New WesternZagros Private Placement as to approximately Cdn$9.4 million, and certain other persons have committed to exercise a portion of the warrants of New WesternZagros to be received pursuant to the Arrangement for an additional Cdn$1.4 million to New WesternZagros. If fully exercised, the warrants would result in additional cash proceeds of over Cdn$41.3 million. When added to the other sources of funding, proceeds would total Cdn$136.3 million.

3.     SHARE CAPITAL

  Authorized

  New WesternZagros is authorized to issue an unlimited number of ordinary and preference shares.

  The Common Shares are without nominal or par value.

  Issued and Outstanding

	Number of Shares	Amount
Common Shares
Share Issuance	1,000	1

Balance at August 31, 2007	1,000	1

4.     SUBSEQUENT EVENTS

  (a)
  Acquisition of WesternZagros Shares

    Following the closing of the Arrangement described in note 2 and as part of the related subsequent transactions, New WesternZagros will acquire all issued and outstanding shares of WesternZagros in consideration for the issuance by New WesternZagros of New WesternZagros Preferred Shares.

  (b)
  Private Placement

    Following the completion of the Arrangement, New WesternZagros will complete the New WesternZagros Private Placement to directors, officers and employees of New WesternZagros and persons associated with them of up to 5,000,000 New WesternZagros shares at a price of Cdn$2.50 per share for gross proceeds to New WesternZagros of up to $11.9 million (Cdn$12.5 million). No finders fees or commissions will be paid in connection with the private placement. As at September 13, 2007 subscriptions for the New WesternZagros Private Placement total 3,760,000 shares for approximate proceeds of $8.9 million (Cdn$9.4 million).

  (c)
  Lock-up Funding

    As part of the Arrangement each existing Western shareholder will receive one-tenth of a common share purchase warrant to purchase shares in New WesternZagros for every Western share owned. Each whole warrant will be exercisable into one New WesternZagros share at an exercise price of Cdn$2.50. Warrants totalling proceeds of $1.3 million (Cdn$1.4 million) have been committed to be exercised by certain persons.

  (d)
  Listing on TSX Venture Exchange

    New WesternZagros has applied to list the New WesternZagros Shares and the New WesternZagros Warrants on the TSX Venture Exchange ("TSX-V"). Such listing will be subject to New WesternZagros meeting the original listing requirements of the TSX-V.

SCHEDULE D

TECHNICAL REVIEW AND

ASSESSMENT OF UNDISCOVERED RESOURCES

IN THE KALAR-BAWANOOR AREA, ZAGROS,

SOUTH KURDISTAN, IRAQ

FOR WESTERN OIL SANDS INC.

(As of July 31, 2007)

Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 – 4th Avenue S.W.
Calgary, Alberta, Canada  T2P 3N3
Tel: (403) 294-5500    Fax: (403) 294-5590    Fax: (403) 294-5580

Copies:	WesternZagros (3 copies)
Sproule International Limited (1 copy)
MWS (1 copy)
Electronic (1 copy)

Project No.:	3410.70438

Prepared For:	WesternZagros Resources Inc./Western Oil Sands Inc.

Authors:	M.W. Sargent, Ph.D., P.Geol., Project Leader
B. Jose, P.Geoph.

Exclusivity:

This report has been prepared for the exclusive use of WesternZagros, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report.

Table of Contents — Page 1

Introduction

Disclaimer
Certification

Summary

Table S-1	Summary of Unproved Properties
Kalar-Bawanoor Area, Zagros
South Kurdistan, Iraq
(As of July 31 2007)

Discussion

General Overview
Licensing History
Exploratory Drilling
Regional Setting
Stratigraphy
Structure
Source Rocks
Hydrocarbon Migration
Reservoir Traps and Seals
Oil and Gas Potential
Iraq Statistics
Exploration Program
Prospects and Leads
Kalar Prospect
East Shakal Prospect
Bawanoor Lead
Additional Targets
Additional Relevant Data
Selected References

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Table of Contents — Page 2

Figures

Figure 1	Location Map
Figure 2	Kurdistan Petroleum Law and Ongoing Business
Figure 3	Stratigraphic Column from the Late Permian to the Holocene
Figure 4	Table of Producing Fields
Figure 5	Discovered Reserves
Figure 6	EPSA Commitment – Seismic
Figure 7	Structure – Satellite Imagery
Figure 8	Source – Seeps
Figure 9	Source – Seeps
Figure 10	Estimated Project Milestones
Figure 11	Expected Marketing and Transportation Arrangements
Figure 12	Prospects and Leads
Figure 13	2D Seismic Line KR-03

Appendices

Appendix A	Definitions
Appendix B	Abbreviations
Appendix C	Past and Future Seismic Costs

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Introduction — Page 1

Introduction

This report was prepared during August, 2007, by Sproule International Limited (“Sproule”) at the request of Mr. Russ Macnab, Senior Manager, Business Analysis, Oil & Gas Group, Western Oil Sands Inc. (WesternZagros), hereinafter referred to as “the Company”. The report consists of a technical review of a large exploration block, currently controlled by the Company in southern Kurdistan (As of July 31, 2007). The report was prepared as part of a submission to the TSX Venture Exchange by WesternZagros Resources Inc. during the process of seeking a listing under Tier 2, Category 3 criteria, and as such, has been prepared to meet the standards included in National Instrument (N.I.) 51-101.

Technical materials sourced from other documents are acknowledged when used. No proved or probable reserves have been assigned to these lands. They are considered as unproved at this time. Most of the figures presented in this report were provided by the Company.

This single volume report consists of the Introduction, Summary and Discussion. The Introduction includes Sproule’s disclaimer and pertinent author certificates, the Summary includes high-level summaries of the assessment of the hydrocarbon resource potential of the block, and the discussion includes general commentaries pertaining to the hydrocarbon prospectivity of the lands.

Disclaimer

This report has been prepared by qualified evaluators and auditors of Sproule International Limited using current geological, geophysical and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Nevertheless, the opinions presented in this report could be affected by the data received and the procedures used by Sproule International Limited, as qualified in the following:

1.            All historical data and reports that were obtained from the Company or from confidential and public sources were accepted as represented, without any further investigation by Sproule International Limited.

2.            In the preparation of this review of the resource potential, a field inspection of the lands was not performed. Certain relevant geological and geophysical data were made available by

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Introduction — Page 2

the Company or were obtained from confidential and public sources, from the non-confidential files of Sproule International Limited.

3.            Property descriptions, details of interests held, and technical data, as supplied by the Company and signed government records, were accepted as represented. No further investigation was made into either the legal titles held or any operating agreements in place relating to the subject lands.

The certificates of those evaluators involved in the preparation of this report have been included.

Assessment Procedures

This report is based on interpreted technical data including geological reports, geological and geophysical maps, geological sections, reservoir engineering and production data and other materials supplied by the Company. Published information, materials from the non-confidential files of Sproule International Limited, and our personal knowledge of the area and nearby analogues assisted in the assessment of the prospects, leads and plays identified in the Kalar-Bawanoor area, Zagros, South Kurdistan, northern Iraq.

In assessing the resource potential of the Block, all known pertinent factors, including geological/geophysical structures, prospective producing zones, terrain and accessibility, have been considered.

Exclusivity

This report has been prepared for the exclusive use of WesternZagros, as part of their anticipated filing with the TSX Venture Exchange for a listing under Tier 2, Category 3, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule International Limited, and without the complete contents of the report.

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Introduction — Page 3

Certification

Report Preparation

The report, entitled “Technical Review and Assessment of Undiscovered Resources in the Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq for Western Oil Sands Inc. (as of July 31, 2007),” was prepared by the following Sproule personnel:

Original signed by M. Wayne Sargent
M. Wayne Sargent, Ph.D., P.Geol.
Project Leader;
Associate
12/09/2007	dd/mm/yr

B. F. Jose, M.Sc., P.Geoph.
Manager, Geoscience
/ /2007	dd/mm/yr

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Introduction — Page 4

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

Original signed by Harry J. Helwerda, P.Eng.
for	John L. Chipperfield, P.Geol.
Senior Vice-President
	12 /09 /2007	dd/mm/yr

Permit to Practice

Sproule International Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and our permit number is P6151.

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Introduction — Page 5

Certificate

M. Wayne Sargent, Ph.D., P.Geol.

I, M. Wayne Sargent, Associate at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.            I hold the following degrees:

a.            Ph.D. Sedimentology (1976) University of Calgary, Calgary AB, Canada

b.           M.Sc. Palaeontology (1971) Queen’s University, Kingston ON, Canada

c.            B.Sc. (Honours) Geology (1968) Queen’s University, Kingston ON, Canada

2.            I am a registered professional:

a.            Professional Geologist (P.Geol.) Province of Alberta, Canada

3.            I am a member of the following professional organization:

a.            Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

4.            I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.            My contribution to the report entitled “Technical Review and Assessment of Undiscovered Resources in the Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq for Western Oil Sands Inc. (as of July 31, 2007),” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.            I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of WesternZagros.

Original signed by M. Wayne Sargent
M. Wayne Sargent, Ph.D., P.Geol.

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Introduction — Page 6

Certificate

Barrie F. Jose, M.Sc., P.Geoph.

I, Barrie F. Jose, Associate and Chief Geophysicist at Sproule International Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.            I hold the following degrees:

a.            M.Sc. Geophysics (1979) University of British Columbia, Vancouver BC, Canada

b.           B.Sc. (Honours) Geological Science with Physics (1977) Queens University, Kingston ON, Canada

2.            I am a registered professional:

a.            Professional Geophysicist (P.Geoph.) Province of Alberta, Canada

3.            I am a member of the following professional organizations:

a.            Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA )

b.           Canadian Society of Exploration Geophysicists (CSEG)

c.            Society of Exploration Geophysicists (SEG)

d.           Canadian Society of Petroleum Geologists (CSPG)

e.            American Association of Petroleum Geologists (AAPG)

f.              Petroleum Exploration Society of Great Britain (PESGB)

g.           European Association of Geoscientists and Engineers (EAGE)

4.            I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.            My contribution to the report entitled “Technical Review and Assessment of Undiscovered Resources in the Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq for Western Oil Sands Inc. (as of July 31, 2007),” is based on my geophysical knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule International Limited. I did not undertake a field inspection of the properties.

6.            I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of WesternZagros.

Barrie F. Jose, P.Geoph.

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Introduction — Page 7

Certificate

John L. Chipperfield, B.Sc., P.Geol.

I, John L. Chipperfield, Senior Vice-President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1.            I hold the following degree:

a.            B.Sc. (Honours) Geology (1972) University of Alberta, Edmonton AB, Canada

2.            I am a registered professional:

a.            Professional Geologist (P.Geol.) Province of Alberta, Canada

3.            I am a member of the following professional organizations:

a.            Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

b.           Canadian Society of Petroleum Geologists (CSPG)

c.            American Association of Petroleum Geologists (AAPG)

d.           Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)

e.            Canadian Well Logging Society (CWLS)

f.              Ontario Petroleum Institute (OPI)

4.            I am a qualified evaluator and auditor as defined in National Instrument 51-101.

5.            My contribution to the report entitled “Technical Review and Assessment of Undiscovered Resources in the Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq for Western Oil Sands Inc. (as of July 31, 2007),” is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

6.            I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of WesternZagros.

John L. Chipperfield, P.Geol.

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Summary

This report is based on interpreted technical data, including geological reports, geological maps and lines of section, satellite imagery and other remote sensing materials, reservoir engineering and production data and other materials supplied by the Company. Discussions held with the Company, augmented by published information, materials from the non-confidential files of Sproule International Limited, and our personal knowledge of the area and nearby analogues, and the complexities of oil and gas exploration, development and production, assisted in the assessment of the play concepts and leads across the Kalar-Bawanoor Area.

A summary of our assessment of the Unproved Properties, Kalar-Bawanoor Area, Zagros, South Kurdistan, Iraq, as of July 31, 2007 is presented in Table S-1. No proved or probable reserves have been assigned to the Block at this time. It has been assessed as an unproved property. It should be noted that this Block currently represents all of

Table S-1 Summary of Unproved Properties, Kalar-Bawanoor Area Zagros, South Kurdistan, Iraq (As of July 31, 2007)
Unproved Land	Gross Km2	Net Km2	Undiscovered Resources OOIP, MMBO (MEAN Value)

Kalar-Bawanoor Block	2,120	2,120	5,417

In assessing the Block, we have taken into account all known available pertinent factors, such as geological structures, prospective producing zones, source and maturity of hydrocarbons, terrain and accessibility and operating status of the lands.

Recognizing that the main prospects, leads and play concepts across the block range from relatively low to very high risk targets in a known hydrocarbon-producing basin, there is a reasonable chance of recovering commercial quantities of hydrocarbons here. These opportunities have various degrees of technical merit, and the anticipated recoveries, if successful, justify proceeding with the proposed program. The principal risk for this area in the recent past has been political rather than technical, and with the removal of the past regime the opportunity to explore and develop the region appears to be more favourable.

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Under National Instrument (NI) 51-101, companies are permitted to disclose resources, in addition to reserves, based on the classification criteria defined in the Canadian Oil and Gas Evaluation Handbook (COGEH). Additional guidance concerning disclosure of resources is provided in the Canadian Securities Administrators (CSA) Staff Notice 51-321 issued in November 2006; in particular, this notice provides guidance concerning disclosure of undiscovered resources and permits the disclosure of such resources as in-place volumes, rather than recoverable volumes.

The COGEH definitions permit the subdivision of undiscovered resources into prospective and unrecoverable categories. The prospective category consists of those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. They are expected to be both technically viable and economic to recover. The unrecoverable category consists of undiscovered accumulations which are neither technically recoverable nor economic. Neither sub-category is applicable to the undiscovered resources estimated to exist on the Company’s holdings at this time, because those resources have not yet been shown to be either technically or economically unrecoverable. Thus, the oil and/or natural gas resources anticipated at this time to exist on the Company’s holdings have been classified simply as undiscovered resources and reported as in-place volumes.

Since the Company has not yet tested or completed any wells on its holdings, there is no certainty that it will be economically viable or technically feasible to produce any portion of the undiscovered resources reported in this table. Additional technical work is required to determine the quality and properties of the potential reservoirs and the economic viability of the undiscovered resources.

In reviewing the lands, we have taken into account all known available pertinent factors, such as similar geological prospects, geological structures, prospective producing zones, level of exploration and development activity, terrain, accessibility, access to markets, operating status of the lands, and acquisition terms. Estimates of resource potential have been made in this report.

No fair market value has been assigned to these lands at this time.

The exploration program as set out by the Company has been accepted by Sproule as being a reasonable and prudent approach to the exploration and possible development of the Block.

To date, the Company has met or exceeded the required expenditures to maintain their contract.

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Discussion

The Company currently holds an Exploration and Production Sharing Agreement (EPSA) over a large block of land in northeastern Iraq, in the Kalar-Bawanoor area, adjacent to the Iranian border. The lands lie on the western flanks of the Zagros Mountains, east of the Tigris River, within the Zagros Fold Belt. The Kurdistan Regional Government (KRG) has ratified WesternZagros’ Exploration and Production Sharing Agreement, as announced on March 2, 2007.

The boundaries of the EPSA block have been established, and the EPSA extends over 2,120 square kilometres (828 square miles). At the effective date of this report, the block location and boundaries are those presented in Figures 1 and 5.

General Overview

The Republic of Iraq borders the Persian Gulf, between Iran to the east, and Kuwait to the south. It shares borders with Saudi Arabia, Jordan, Syria and Turkey (Figure 1). The country extends over approximately 437,000 square kilometres, (an area about about twice the size of the State of Idaho, U.S.A., for comparison), of which about 14 percent is classed as either arable land or permanent pasture. Census figure estimates in 2005 set the population at about 26,000,000.

Historically, this area was the site of many ancient civilizations, including the Sumerian, Babylonian and Parthian cultures. It became part of the Ottoman Empire during the seventh century A.D. where it remained until it became a British-mandated territory in 1919. In 1932, Iraq received its independence and was ruled as a constitutional monarchy until 1958 when the monarch, King Faysal II and the prime minister were killed during a military coup. Following a series of coups and power shifts, in July 1979 Saddam Hussein emerged as both President of Iraq and Chairman of the Revolutionary Command Council. President Hussein remained in power until removed by a U.S. led coalition during March and April 2003. This group set up a Coalition Provisional Authority which disbanded June 28, 2004, transferring the sovereign authority to the Iraqi Interim Government, June 28, 2004. On January 30, 2005, the Interim Government staged an election for the 275-member Transitional National assembly who were mandated to draft a new constitution later that year. This was ratified through a national referendum in October, 2005.

Iraq is divided in 18 governorates (provinces). The exploratory lands lie within the Kurdish As Sulaymaniya governorate, in the northeastern highlands region, bordering on Iran. Kurdistan has been self-administered since 1991.

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The licensing history in Iraq from 1900 to 1990, and the accompanying exploratory drilling activities, have been summarized by Webb et al, 1994, and have been included in the following discussion.

Licensing History

1900 – Turkey granted a concession in the north of the country to Anglo-Iranian Oil Company a forerunner of BP), and Dutch and German interests, which together formed the Turkish Petroleum Co (TPC).

1918 – After the defeat of Turkey and the collapse of the Ottoman Empire at the end of World War I, the newly created state of Iraq inherited the existing oil rights and a new contract was negotiated by a reformed TPC, subsequently renamed the Iraq Petroleum Company (IPC).

1920 –  Compagnie Francais des Pdtroles (CFP) was allotted the German share in IPC.

1922– A group of US companies were awarded half of the Anglo-Iranian Oil share in IPC, leaving interests standing at:

Company	Interest (%)
Anglo-Iranian Oil	23.75
Royal Dutch-Shell	23.75
Near East Development Co1	23.75
CFP	23.75
CS Gulbenkian[2]	5.0

1       Comprising Standard Oil of New Jersey and Standard Vacuum.

2       The Armenian intermediary of the original concession.

1925  – The Khanaqin Oil Company (KOC), a subsidiary of Anglo-Iranian Oil acquired a 1,772 sq km license in the east of the country adjoining the Iranian border for a 70 year term.

1931 – The IPC license was modified to include a 82,880 sq km area to the northeast of the River Tigris.

1932 – A 119,140 sq km area west of the River Tigris and north of the 330N line of latitude was awarded to Mosul Petroleum Company (MPG - formerly British Oil Development).

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1935  – Italian and German companies gained interests in MPC, but were later bought out by IPC.

1938 – Basrah Petroleum (BPC), a subsidiary of IPC, was awarded the remaining unlicensed area (south of latitude 330N) for a period of 75 years.

1951 – Under an agreement signed by KOC with the government, its rights would terminate if a target production of about 900 Mbbl/annum was not reached by 1959.

1958  – No new reserves were discovered in KOC’s acreage, and as production was unlikely to meet required levels under the 1951 agreement, the government took over its acreage, including the producing Naft Khaneh field. The state started putting pressure on foreign companies to relinquish zones where they were inactive and to drill a minimum metreage each year.

1961 – Exploration work by IPC, BPC and MPG was brought to a halt by government order, terminating exploration rights in those parts of the concessions that had not been developed.

1964 – The state company, Iraq National Oil Company (INOC) was established.

1967 – Licensing agreements were prohibited, and exploration rights to all unexploited areas were assigned exclusively to INOC. However, INOC was authorized to form joint ventures with foreign companies and to sign technical co-operation agreements.

1968 – Elf was awarded a service contract covering four blocks, totaling 10,800 sq km (including 2,280 sq km offshore), in the southeast of the country.

1969 – A three-year general co-operation agreement was signed with the Soviet Union to include the provision of 10 rigs and five geological and geophysical parties.

1971 –  Elf’s service contract was renewed,

1972 – The 7,900 sq km FallujaIAli/Basrah Risk Contract was awarded to Braspetro. Nationalization of the Iraq Petroleum Group assets (IPC, BPC and MPG) commenced.

1973 – Japan Iraq Petroleum Development acquired a 40% interest in EIf’s Service Contract. Oil and Natural Gas Council (ONGC, India) was awarded a service contract covering a block in southern Iraq, and Geomin (Romania) and Technoexportstroy (Bulgaria) signed drilling contracts. MPC’s assets were nationalized

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In August, INOC offered six open areas for bidding for exploration and production rights.

1974 –  Rompetrol (Romania) was awarded a drilling contract. The bidding round, announced the previous year, was cancelled.

1975 –  The Falluja/Ali/Basrah License was renewed with a 50% area reduction to 3,950 sq km. The assets of BPC were nationalized.

1977 – ONGC withdrew from its service contract, but apparently continued to work in the country as a drilling contractor. Elf’s service contract was terminated by mutual agreement.

1978 – Braspetro’s service contract was renewed with a further area reduction to 3,010 sq km.

1979/80 – Braspetro gave up all its acreage (including the Majnoon and Nahr Umr oil fields) to the government, in exchange for increased oil supplies to Brazil.

1981 – The government signed a Technical Service Contract with Mobil for technical assistance in the reinterpretation of seismic data and the evaluation of the hydrocarbon potential of a complex structure in an area west of Baghdad.

1982 – INOC signed an agreement with Japan National Oil Company (JNOC) for technical assistance and financing for exploration in the west of the country.

1983 – JNOC and Mobil completed their assistance contracts.

1985 – The agreement between INOC and JNOC was renewed.

1987 – INOC was replaced by Iraqi Oil Exploration Company (IOEC), with three subsidiaries: Exploration Oil Company (EOC), in charge of seismic acquisition, processing and geological activities; North Oil Company (NOC), operating fields and discoveries in the north and central areas of the country; and South Oil Company (SOC), which was to conduct all activities in the south.

1988 – It is thought that several US companies were approached with a view to participating in exploration in Iraq, but no details are available.

1990 –  Following the invasion of Kuwait, the UN brought sanctions against Iraq.

1991 – Kurdistan became a self-administered region of Iraq.

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2005 – October national referendum brought in a new Iraq constitution granting significant regional rights.

2006 – KRG issued a Regional Investment Law

2007 – February, approval of the Proposal Federal Oil and Gas Law, by the Iraqi cabinet representatives, and the KRG. This still requires approval by Iraq Council of Representatives (the federal parliament.)

2007 – June, approval of the Draft Federal Revenue Sharing Law, by Iraqi cabinet representatives, and the KRG. This still required approval by Iraq Council of Representatives. KRG will receive 17 percent of all Iraq’s revenues. Similarly, KRG sourced revenues are to be shared with all of Iraq.

2007 – August, KRG issued a Regional Petroleum Law, in an attempt to encourage development of the area’s resources.

Figure 2 presents the basics of the Kurdistan Petroleum Law and ongoing P&NG business development.

Currently, the Company (WesternZagros) holds one of only five EPSAs to be negotiated. Another eight Memoranda of Understanding (MOUs) have been prepared.

Exploratory Drilling

1901 – The first wildcat, Chia Surkh 1, was drilled in 1901 in the Zagros Fold Belt, prior to the establishment of the State of Iraq.

1905 – Well Chia Surkh 2 made the first discovery, finding 5 MMbbl in Miocene reservoirs at a depth of approximately 1,200 m.

1920s –  Exploration was concentrated in the Zagros Fold Belt, with significant success. In 1923, the Naft Khaneh field was discovered on the border between Iraq and Iran, and in 1927 the drilling of Baba Gurger 1 resulted in the discovery of the supergiant Kirkuk field (16,100 MMbbl and 4,000 Bscf). The following year, 400 MMbbl of heavy oil was discovered at Qaiyarah, and in 1929 a medium sized oil and gas discovery was made at Khanuqah 1.

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1930s – Activity continued to be centred on the Zagros Fold Belt, although towards the end of the decade exploration commenced in the platform areas in Central Iraq, close to oil seepages. However, discoveries relate only to the Zagros Fold Belt. Gas and condensate amounting to 250 Bscf and 25 MMbc were discovered at Chemchemal in 1930, but because gas was not in demand at that time, the field was not developed. Further heavy oil discoveries were made at Jawan (1937) and Najmah (1934), along trend from Qaiyarah, and at Qasab, all of which were developed but not produced. Approximately 195 MMbbl and 50 Bscf were discovered at Ain Zalah in 1939, with minor discoveries at Sadid 1 (1934) and Qalian (1936).

1940s – Although drilling continued in the Zagros Fold Belt, the focus of exploration activity switched to the Mesopotamian Foredeep in the south of the country. In 1948 the giant Nahr Umr field (3,500 MMbbl and 7,000 Bscf) was discovered, the first field outside the Zagros Fold Belt. This was followed by the giant Ratawi field (1,400 MMbbl and 500 Bscf) and the super-giant Zubair (5,100 MMbbl and 3,640 Bscf) field, also in the Mesopotamian Foredeep, and the 20 MMbbl Mushorah oil field in the Zagros Fold Belt.

1950s – Discoveries continued to be made throughout the decade in the IPC group acreage. The most important discovery was Rumaila South, discovered in 1953, which together with Rumaila North (1959) comprises the largest oil and gas accumulation in the basin (22,200 MMbbl and 14,700 Bscf). Other giant finds were:

Year	Field	Type	Reserves
1953	Bal Hassan[1]	Oil/gas	2,200 MMbbl and 9,200 Bscf
1953	AIanfal[1]	Gas/condensate	3,000 Bscf and 50 MMbc
1954	Jambur[1]	Oil/gas	2,200 MMbbl and 9,200 Bscf
1957	Rachi	Oil	500 MMbbl
1959	Tuba	Oil/gas	500 MMbbl and 350 Bscf

1 In the Zagros Fold Belt.

The Alan 1 deep pool, originally drilled in 1937, was re-entered and completed as an oil and gas discovery in a Triassic reservoir.

1960s - The IPC group made several discoveries, including the giant Hamrin and Luhais fields (1961) before the introduction of Law No. 80 which suspended its exploration operations in Iraq. INOC was established in 1964 and took over oil exploration in the country, with several foreign companies commencing operations under service contracts. In 1969 Elf found the Siba 1 oil field and the Buzurgan giant oil and gas field in its southern service contract area.

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1970s - Exploration activity was at a high level, with a correspondingly high success rate. Total reserves additions for the period amount to more than 37,400 MMboe, with giant finds detailed below:

			Reserves
Year	Field	Type	Liquids	Gas
			(MMbbl)	(Bscf)
1971	Abu Ghirab[1]	Oil/gas	1,040	572
1973	West Quma	Oil/gas	6,000	6,700
1974	Jabal Fauqi[1]	Oil/gas	750	450
1976	East Baghdad	Oil/gas	11,000	1,500
1976	Khabbaz	Oil/gas	2,000	3,000
1977	Majnoon[3]	Oil/gas	6,000	3,000
1977	Halfayah	Oil/gas	500	500
1977	Saddam	Oil/gas	500	1,000
1977	Noor	Oil	500	1,000

			Reserves
Year	Field	Type	Liquids	Gas
			(MMbbl)	(Bscf)
1978	Nasiryah	Oil	1,000
1978	Suba	Oil/gas	2,200	500
1979	Ahdab	Oil	500
1979	Oharraf	Oil	500

1  Discovered by Elf

3  Discovered by Braspetro

1980s – INOC continued with its programme of exploration, although at a much-reduced rate due to the onset of the war with Iran in 1980, which lasted until 1988. Significant discoveries include the giant East Baghdad, West Tikrit and Safwan fields and the large Kifl West discovery.

1990s – A new exploration programme commenced, targeting the deep Paleozoic reservoirs in Iraq.

1992 –  Deep well Akaz 1, drilled to a TD of 5,000 m led to the discovery of 175 MMbbl and 250 Bscf in Lower Silurian and Ordovician reservoirs indicating the existence of a new Lower Paleozoic play.

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The following data, as gleaned from corporate websites, attests to the current relative regional stability and business environment.

There has been a noted increase in foreign investment in the Federal Region of Kurdistan in both exploration and production. Two of the three groups actively drilling in the area are proceeding with oil field development projects.

DNO drilled a discovery on their first well at Tawke and tested production at 9,860 bopd. Ready for production less than 12 months from initial discovery, the tanker trucking facilities have now been installed with a total capacity of 15,000 bopd. Preparations are currently ongoing for delivering oil from Tawke to the domestic market. Tawke 4 achieved a maximum flow rate of 8,500 bopd, while Tawke 5 tested a maximum flow rate of 12,000 bopd. Tawke 3 had a new flow test which confirmed the aggregate test production capacity of approximately 9,000 bopd, and is completed as a future oil producer. Two new wells currently drilling and targeting the deeper reservoirs are Tawke #5A and Tawke #8. (from DNO website)

Genel/Addax drilled two successful appraisal wells at Taq Taq. TT-04 tested over 29,790 bopd, from multiple zones. As reported on June 4, 2007, a successful step-out appraisal well, TT-06, was drilled and tested at an aggregate rate of 18.9 Mbbl/d from three separate intervals. The TT-06 well was drilled approximately 3.6 kilometres north-northwest of the crestally-located TT-05 well; during the second quarter, the TT-07 well was spudded approximately 2.2 kilometres southeast of the TT-05 well location. Presently, the TT-07 well is being prepared for flow testing, the results of which will be announced following the completion of testing. Recently, the TT-08 well was spudded approximately 1.1 kilometres north of the TT-05 well location with the objective of appraising the flank of the field. A 2D seismic survey commenced over the Kewa Chermila area and was recently concluded, following which a 3D seismic survey was started over the Taq Taq field. (from Addax website)

PetPrime Group has drilled an exploration well Bina Bawi-1 and plan to spud the second appraisal well immediately upon completion of the evaluation and testing of the first.

Dana Gas recently announced a Strategic Alliance Protocol with the KRG. Under the terms of the Strategic Alliance Protocol, the Kurdistan Regional Government, Dana Gas and its affiliate Crescent Petroleum will jointly review the natural gas resources in the Kurdistan Region of Iraq with a viewto the optimization, development and utilization of that substantial resource (from Dana Gas website).

Five EPSAs have been awarded by the KRG, and an additional eight Memoranda of Understanding have been documented.

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Currently, the Kalar-Bawanoor Block, held by the Company, remains undrilled and is herein classed as an unproved property. No proved or probable reserves have been assigned to these lands.

Regional Setting

The area of study lies in what now is northern Iraq, to the southeast of Kirkuk, where the Eurasian and Arabian tectonic plates have collided, resulting in a prominent northwest-southeast trending structural fabric in the area. The block lies in the Diyala River zone within the Kirkuk Block which extends northeastward across the Zagros Fold Belt, the Zagros Imbricated Zone to the Zagros Orogenic Zone. The latter two structural provinces are tectonically complex and highly disturbed. The degree of complexity reduces structural size, increases the opportunity for breaching of seals and adds uncertainty to geophysical interpretation of the area. Thus, the primary tectonic province of interest is the Zagros Fold Belt. Historically, Cretaceous and Tertiary age carbonates form the major hydrocarbon-bearing reservoirs in this tectonic province.

A general overview of the geologic history of Iraq, taken from the Peto Consultants report on Iraq (April 1994) is presented.

“Following consolidation of the crystalline basement by 620 Ma, northern Gondwanaland was affected during the Infracambrian and Early Cambrian by northwest-southeast trending transtensional fractures that opened up a series of pull-apart basins in which was deposited thick salt with minor carbonates and clastics. One such basin, the North Gulf Salt Basin, underlies the southeast corner of Iraq. Periodic salt movement has taken place during the Phanerozoic.

Between Late Cambrian and Early Silurian times, shallow marine clastics were laid down in an interior sag basin. Plate movements to the north of the area caused mild compression and uplift, the Hercynian Event, during the Devonian and Early Carboniferous. Sedimentation from Devonian times into the Early Permian was mostly continental.

In the Late Permian, south-directed subduction along the northern edge of Gondwanaland caused back arc rifting, crustal thinning and northeast-southwest tension along the Zagros Line, thereby initiating the separation of Cimmeria from the rest of Gondwanaland. The former interior sag setting was now transformed into an exceptionally wide passive margin on the southern edge of the Tethys Ocean. A series of marine transgressions and regressions from Late Permian through Paleocene times resulted in the deposition of a thick sequence of sediments, comprising pelagic marls and limestones in the northeast, passing southwest-wards into neritic carbonates, shales and evaporites, and into shallow marine to continental clastics nearer the

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Arabian Shield. The shelf differentiated from time to time into intrashelf basins with reduced circulation, in which source grade shales accumulated. Rudist reefs flourished on the interbasinal highs and provide good quality reservoirs. The shallow marine and continental clastics are also important reservoirs in Iraq.

Basement structures were gently reactivated throughout the Mesozoic and Tertiary in response to the steady extensional stress regime applied across the continental margin. As plate movements took Gondwanaland towards southern Eurasia, there were intermittent periods of compressional stress. The earliest was in Latest Jurassic to Early Cretaceous times, when the northern margin of Gondwanaland was uplifted and block faulted. In Late Cretaceous times, ophiolites were obducted onto northern Gondwanaland. The resulting period of compressional stress, though short-lived, caused uplift and faulting, and influenced sedimentation patterns.

Collision between Eurasia and Gondwana finally took place in the Early Miocene. The Arabian Plate edge lay slightly oblique to the southern edge of Eurasia, so that closure took place diachronously, younging southeastwards. The Tethyan Ocean became restricted during the Miocene so that the open marine limestones and marls of the Paleogene were replaced by evaporites and carbonates with minor fine-grained clastics. From the Early Pliocene on, the southern edge of Eurasia was thrust southwestwards, creating the Taurus and Zagros Mountains. These shed great thicknesses of coarse molasse southwestwards into the foreland basin. The Paleozoic through Miocene sequence on the Arabian Plate underwent compressive and gravitational folding, the intensity of which decreases away from the mountains. The presence of evaporites at several levels in the stratigraphic column has had an important influence on structural style. The Fold Belt and Orogenic Zone continue to be tectonically active at the Present Day, as evidenced by earthquakes and the folding of Pleistocene sediments to near vertical in places.”

Stratigraphy

The study block lies essentially within the area bounded by longitude 45 degrees east to 46 degrees east, and latitudes 35 degrees north to 36 degrees north. Across this area little is known of the pre-Triassic stratigraphy as it is not exposed or recognized in outcrop and is beyond the depths penetrated by any of the wells drilled to date. Figure 3 presents an overall perspective of the stratigraphy of the general area.

During the Late Permian (Kazanian to Tatarian, 256-248.2 Ma) the lower and lower upper Khuff Formation was deposited across a broad, shallow shelf to coastal plain environment along the northeastern passive margin of the Arabian plate, as continental reefing and spreading developed along the Zagros Suture, marking the beginnings of the Neo-Tethys Ocean. The Kuff

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contains land derived organic materials which are considered as over-mature in the Zagros fold Belt. Thus, the Kuff currently displays minimal source or reservoir across the area.

The Early Triassic (Scythian, 248.2 – 241.7Ma) strata are represented by the Beduh and Mirga Mir formations, developed on a shallow marine carbonate platform. Here, shallow water carbonates, paper shales and evaporites developed during this time.

During the Middle Triassic (Anisian to Ladinian 241.7 – 227.4 Ma), the Geli Khana Formation was deposited on an open, shallow marine shelf. The formation is represented by two shallowing-upward limestone/dolomite/evaporite cycles.

The Late Triassic (Carnian to Norian, 227.4 – 209.6 Ma) strata are represented by the Kurra Chine (Kurrachine) Formation, deposited on a shallow marine carbonate platform as a series of limestones, dolomites and evaporites, representing a succession of shoaling-upward shallow water to inner neritic, euxinic to nearshore deposits. These strata consist of dark brown and black limestones, dolomites, papery black shales, and minor mudstones and anhydrites.

The Kurra Chine is overlain by the Triassic to Jurassic (Rhaetian to Hettangian, 209.6 – 201.9 Ma) strata of the Butma Formation, consisting of shallow, marine carbonates and shales deposited across the persistent shallow marine platform. Sedimentary facies range from open shelf oolitic, detrital, argillaceous limestones, reddish marl, purple shales and siltstones with minor anhydrite. The environment of deposition ranges from relatively open, well aerated shallow marine to lagoonal to deltaic, with much of the sediment derived from the adjacent landmass.

The Early Jurassic (Sinemurian to Aalenian, 201.9 – 176.5 Ma) strata are represented by the Mus Formation, deposited on a shallow marine platform as argillaceous limestones and shales. These are overlain by the Middle Jurassic (Bajocian to Bathonian 176.5 – 164.4 Ma) Sargelu Formation, deposited on a relatively stagnant deep marine shelf. The Sargelu consists of thin-bedded black, bituminous dolomitized limestones and black paper shales.

The Middle Jurassic (Callovian to Oxfordian 164.4 – 154.1 Ma) Najma Formation consists of fine-grained, oolitic and pseudoolitic, recrystallized limestones, with some black shale and anhydrite, deposited in open marine to shallow marine to lagoonal conditions across the Zagros Fold Belt area.

The Naijma is overlain by the Late Middle Jurassic (Oxfordian to Kimmeridgian, 159.4 – 150.7 Ma) Naokelekan Formation, consisting of bituminous limestones and shales, deposited in a slowly subsiding euxinic marine basin.

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The Late Jurassic (Kimmeridgian to Tithonian – 154.1 – 144 Ma) strata are represented by the Gotnia Formation, which consists of anhydrites, black bituminous shales, and brown calaceous shales with some oolitic, recrystallized limestones, deposited under hyper saline lagoonal to supratidal conditions.

The Very Early Cretaceous (Berriasian to Valanginian (144 – 132 Ma) strata are represented by the open marine carbonates and deep-marine clastics and carbonates of the Garagu and Garau formations, consisting of grey-black carbonaceous shales and argillaceous limestones.

The Early Cretaceous (Hautervian to Barremian, 132 – 121 Ma) strata are represented by the deep marine clastics of the Balambo Formation. These deep marine shales and fine-grained cherty limestones grade to strata of shallower origins to the south. The limestones are thinly bedded radiolarian, globigerinal and oligosteginal limestones with local marly interbeds. The Balambo Formation is interpreted to extend upward from the Hautervian, into the Albian (98.9 Ma) in the general area.

The Early Late Cretaceous (Cenonanian to Turonian, 98.9 – 89 Ma) strata are represented by the widespread shallow marine platform carbonates of the Mishrif Formation. The environment of deposition was open marine reef and fore-reef resulting in the accumulation of dense algal limestones, highly porous and permeable detrital limestones, and coral reefs, displaying various degrees of dolomitization.

The Mishrif is overlain by the Late Cretaceous to Early Paleocene (Senonian to Danian, 89 – 60.9 Ma) Shiranish and Gurpi formations, flysche deposits accumulating in a narrow fore deep trough along the future Zagros Fold Belt. The deeper marine shales of the Shiranish and Gurpi act as cap rocks and source rocks respectively in the area. The Shiranish Formation consists of bituminous thin-bedded marly, partly dolomitized limestones, and blue marls. Where fractured, it forms an effective reservoir.

The Late Paleocene to Early Eocene (Selandian to Ypresian, 60.9 – 49 Ma) strata were deposited in a remnant foredeep trough and consist of basinal clastics and carbonates. The Aalijii Formation consists of turbidite flysch deposits of fine-grained clastics and shales alternating with thin limestone beds. Grey and light brown marlstones and marly limestones, deposited on an open marine shelf are characteristic. This is laterally equivalent to the Umm er Radhuma Formation represented by platform-interior carbonates.

The Middle to Late Eocene (Lutetian to Priabonian, 49-33-7 Ma) Jaddala Formation overlies the Aaliji Formation. The Jaddala consists of open marine marls and chalky limestones deposited in a linear pelagic open marine basin. To the northeast, beneath the block, the Jaddala is represented by the Avanah carbonates and lateral equivalents. These facies are overlain by the

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Oligocene (Rupelian to Chattian, 33.7 – 23.8 Ma) Asmari Formation, which consists of light colored, micritic and foraminiferal limestones, calcareous sandstones and minor marine shales. This open marine deposit is limited to a relatively narrow northwest-southwest trending band in the Zagros Fold Belt.

The Miocene (Aquitanian to Messinian, 23.8 – 5.5 Ma) strata are represented by the marlstones, silty claystones, siltstones, medium to coarse grained sandstones, limestones and gypsum of the Lower and Upper Fars Formation, and its lateral equivalents. These deposits accumulated in lagoonal, lacustrine and fluvio-lacustrine environments across a rapidly subsiding basin. The massive wedge of Lower Fars clastics and evaporites acts as a regional seal where present, and not breached by later fracturing.

The stratigraphic succession is capped by the Pliocene to Holocene (Zanclean to Present Day, 5.3 Ma to 0 Ma) Bakhtiari Formation which consists of a massive deposit of terrigenous clastics and boulder conglomerates reaching thicknesses of as much as 3,000 metres, and sourced from adjacent Zagros uplifts.

Structure

The structural fabric of Iraq may be traced back to Precambrian times, through several major recognizable phases of buildup and deformation. While not all of these may be observed in the study block, their cumulative effects are manifest in the style, composition, size and orientation of present day structures which may prove to be hydrocarbon-bearing.

During the Precambrian (930 – 620 Ma), orogenic processes built up the Arabian Shield through accretion of adjacent island arc systems. During this time, shear and suture zones developed, and the basement was broken into blocks. The dominant structural grain was north-south with lesser east-west elements. Reactivation along these features has affected later structures responding to subsequent tectonic events.

During the Assyntic Orogeny of the Late Precambrian, the Iranian platform was intensely folded and metamorphosed, to become the basement for the present Zagros Mountain Belt. From the Infracambrian to Middle Triassic, the area experienced an extensive period of relative tectonic calm, resulting in a series of epeirogenic movements.

From Early Cambrian to Early Devonian (545 – 420 Ma) the area experienced gentle regional subsidence with periods of uplift, salt movement and the activation of earlier basement structures. During this time, the Tethys fairway was spreading in a northeast – southwest direction. This period was characterized by dip-slip movements on reactivated basement faults,

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and salt movement. A major unconformity extending from Late Silurian to Early Devonian has been recognized. The structural fabric is represented by reactivation of the basement faults with flectural folds in the overlying strata, and the formation of salt pillows and piercement structures, over which younger strata are draped.

From Early Devonian to Early Carboniferous (420 – 340 ma) a foreland phase developed in response to compressive forces generated by the subduction zone which developed along the bounds of the Arabian Plate and the Tethys area to the northwest. The dominant deformation was southwest directed compression during this time. Reverse dip-slip movement on reactivated normal faults created a series of tilted fault blocks and horst and graben structures. Additional salt movement occurred in Infracambrian salts at this time. Uplift at the end of this phase is represented by a series of unconformities.

From Early Carboniferous to Miocene (340 – 23 Ma) the area entered a period of extension as the Neo Tethys opened until Early Cretaceous, resulting in regional subsidence, punctuated by occasional uplift, reactivation of ancient structures and ongoing salt tectonics. The area entered a passive plate-margin phase. The major deformation was northeast-southwest extension marked by vertical movement on reactivated normal faults, growth on salt structures, and, during late Cretaceous, epeirogenetic uplift. During this time basement faults were reactivated and subsequent strata were draped over these features producing predominantly northwest-southeast trending flexural folds. Stratigraphic traps, in the form of original limits of porous and permeable reservoir facies in reefal complexes, were emplaced at this time.

During the Early Cretaceous, the relative motions of the Arabian and central Iranian plates reversed, and subduction of the newly formed oceanic crust beneath the central Iranian plate began, resulting in high-pressure, low temperature metamorphism in the Zagros Orogenic Zone.

During the Late Cretaceous, this movement led to the early phases of collision between the Arabian and Iranian masses. Intensive folding, uplift and erosion developed, continuing and increasing in intensity through the Paleocene.

From Miocene to the Present (23 Ma to Present) the area has undergone a collision phase as the Arabian plate and Eurasian plate have moved together, producing complex thrusting and folding in the area. Basement structures in the foreland have been reactivated once again, and compressional folding has taken place in the overlying strata. The compression to the southwest has resulted in various decollement zones associated with the mobile evaporite packages in the stratigraphic succession. The resulting structures include compressional folds having length-breadth ratios in excess of 1:10, asymmetrical and strongly south-verging in the northeast of the Fold Belt, and becoming more symmetrical and open in the southwest of the Fold Belt. The

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folds are concentric, decreasing in amplitude with depth, and separated from deeper strata along various zones of decollement. The shallowest of these features are recognized by surface expression. Deeper structures must be identified and delineated geophysically.

Based on satellite images, aerial photographs and seismic data, pure buckle folds, pure forced folds and folds between these two end-types have formed, and are still developing in response to the compression tectonics observed within the Zagros deformation belt. The type of folding and its distribution is related to the ancient faults and degree of mobility of the covering strata, which may deform in either a ductile or brittle manner, to produce an array of fractures and folds.

Buckle folds may form either due to regional shortening, or to basement strike-slip faulting – being distinguished by their overall spatial relationships, being sporadically arranged in an en-echelon manner.

Within the Zagros Fold Belt lie numerous examples of folding above basement strike-slip features.

Forced folding also occurs. The final overall shape and orientation of such folds are dictated by the configuration of some forcing number below them. In the Zagros Fold Belt, forced folding is often associated with the movements during reactivation of basement normal faults as reverse dip-slip faults during and after major tectonic plate collision in the Miocene. These thrusts climb up through the stratigraphic succession through brittle and ductile intervals resulting in the development of fault-bend folds in the upper units of the succession. In the Zagros Fold Belt, many of the folds identified at surface are related to underlying blind thrust faults. Their growth has been facilitated by the fact that they are near-surface configurations having little or no overburden to inhibit their development. The length of these structures is controlled by the length of the underlying fault which may extend tens or hundreds of kilometres. The Kabir Kuh anticline, for example, has a length in the order of 200 kilometres.

Forced folding over oblique-slip faults is recognized by the systematic offset of adjacent folds, and their high aspect ratio (length to breadth).

Source Rocks

Jurassic marine shales and carbonates, including those within the Sargelu and Naokelekan formations and the Early Cretaceous Chia Gara and Sarmord formations, are thought to be the major sources for the hydrocarbons generated and trapped in the Zagros Basin and Fold belt.

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Thicknesses in the range of 10 to 80 metres, with a TOC averaging about 5 weight percent of Type II-s Kerogens are present.

At least 19 potential source rocks have been identified across Iraq, ranging from probable to speculative in their hydrocarbon generating capabilities, and range in age from Late Precambrian to Late Eocene. Some source rocks are widespread, others are restricted in areal extent or have not yet been identified near the exploration block. The source rocks have experienced various degrees of thermal maturity. The younger, shallower formations are beginning to enter the oil window, whereas the deeper, older source rocks have matured beyond the dry gas stage.

The following source rocks may contribute to the hydrocarbon package in the Zagros Fold Belt, and the ESPA Block. The block shales and organic limestones of the Late Permian Chia Zairi Formation are considered to be overmature in the Zagros Fold Belt, ruling out deeper and older sources which may exhibit potential elsewhere in the region.

The Late Triassic Kurrachine Dolomite consists of interbedded dark grey to black dolomites, limestones and mudstones, deposited under restricted marine conditions. Marine algal type I kerogens (TOC up to 2 percent) are present in the mudstones, and probably in the dark brown to black limestones and foetid dolomites. These have been identified only as a potential source.

The Liassic to Bartonian (Jurassic) Sergelu Formation reaches thicknesses of up to 500 metres, and contains black bituminous limestones and black shales, deposited under euxinic marine conditions. This interval likewise is probably overmature for oil in the Zagros Fold Belt.

The Naokelekan Formation (Oxfordian to Kimmeridgian) is about 30 metres thick, and consists of bituminous limestones and shales, deposited under euxinic marine conditions, confined to northeast Iraq, and probably lies within the wet gas to condensate window presently. Overlying the Naokelekan is the Gotnia, which contains minor bituminous shales which may possibly contribute to the hydrocarbons in the area.

The Chia Gara Formation (Tithonian to Perriasian) consists of marly limestones and calareous shales. It is thought to range from mature for oil to overmature in the deeper parts of the Fold Belt. The Sulaiy Formation, of similar age, contains some chalky, marine aphanitic limestones which are considered source rocks, ranging in maturity from mature for oil to overmature in the deeper parts of the Fold Belt.

The Sarmord (Lower Balambo) Formation (Late Berremian to Albian) consists of brown and blue marls and marly limestones, and probably is within the oil window over much of its distribution.

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The Ratawi Formation (Valanginian to Hautervian) consisting of dark, pyritic shales and interbedded limestones also lies within the oil window over most of Iraq.

The Shiranish Formation (Campanian to Maastrichtian) consists of bituminous marly limestones and marls. Although it does not extend beneath the entire exploration block, having lateral equivalents to the northeast, it has a significant TOC, ranging from 3 percent up to about 14 percent, primarily Type II kerogens. It is thought to be mature for oil over most of its distribution range, to possibly immature over structurally high features.

Several of the most important source rocks within the exploration area are the aforementioned Sargelu, Naokelekan, Chia Gara and Sarmord (Lower Balambo) formations. Isotope work suggests that the major oil accumulations trapped within Cretaceous and Tertiary reservoirs have come from a common source, through vertical migration and remigration processes.

Thermal gradients across the area average 25 degrees Celsius per 1,000 metres. This value is lower than the continental average due to the thick young sediment package in the Zagros foreland basin.

Based on Al Shdidi et al ‘95, “ source rocks from the Sargelu and Naokelekan formations entered the generative window at 92 and 87 Ma, respectively. The maximum maturation peak was attained at 58 and 13 Ma, respectively. Younger potential source rocks (Chia Gara, Lower Sarmord, Garagu and Middle Sarmord) reached the oil window but did not reach the peak oil generation… The Lower Cretceous formations, and particularly the Middle and Upper Jurassic formations (Sargelu and Naokelekan) are well positioned for having generated the oil found in the Qamchuga reservoir in northeastern Iraq.” Rapid burial across the area led to rapid maturity of the source rocks.

The source rocks were deposited during the lengthy development of the passive margin of the Arabian shelf. Thermal maturity, oil generation and migration, accompanied by faulting, fracturing and development of anticlinal traps occurred rapidly, and recently during the Miocene Zagros orogeny.

The Late Jurassic and Early Cretaceous source rocks entered the oil-generation window and began generating hydrocarbons from Mid to Late Cretaceous times onward. Late Cretaceous source rocks began generating hydrocarbons during Miocene and later.

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Hydrocarbon Migration

Four active hydrodynamic systems affecting both vertical and lateral hydrocarbon migration have been recognized in the Zagros Fold Belt. These include the Triassic-Jurassic (Najma Formation), the Mid-to Lower Cretaceous (Miskrif, Mauddud, Nakr Umr, Zubair and Garagu formations), the Upper Cretaceous (Shiranish, Hartha and Tayarat formations, and the Tertiary (Ghar and Asmari formations) stratigraphic units.

Local to regional fracturing and faulting have breached the integrity of the seals between the hydrodynamic systems, allowing upward vertical hydrocarbon migration, and remigration, in the range of 2,000 metres to 2,500 metres to occur, charging all of the reservoirs up to the base of the highest intact seal, which in this area is the Lower Fars Formation. Evidence suggests that hydrocarbon migration began in the Middle Cretaceous, and continues to the Present, as seen by current surface gas and oil seeps, and the recharging of the Shiranish reservoir in the Ain Zalah field, from the Qamchuka Formation, some 600 metres vertically deeper.

Vertical migration of hydrocarbons occurs along fault planes, intermittently reactivated, and opened during periods of extension, and along fracture systems which developed during the Late Cretaceous and Miocene. With intervening seals compromised, hydrocarbons move from older, deeper reservoirs to shallower and younger reservoirs. This process has been so effective that approximately 45 percent of the known hydrocarbon reserves in the Zagros Fold Belt are trapped in Tertiary Reservoirs.

Little data has been obtained concerning lateral migration of hydrocarbons in the area. Migration pathways up to about 100 kilometres have been suggested, following enhanced permeability along unconformity surfaces, and moving for shorter distances within individual reservoir facies.

Reservoir, Traps and Seals

A series of hydrocarbon reservoirs has been identified, ranging from within the mid-Triassic Kurra Chine Formation, upward through the stratigraphic section to fractured limestones within the early Miocene, Lower Fars Formation. This stratigraphic column in the Zagros Fold Belt consists of alternating brittle and more mobile or plastic lithologies, which tend either to fracture or to bend and flow, respectively, when stressed. The relatively mobile intervals act as inter-or intra-formational seals. The relatively brittle formations fracture and fault locally, providing pathways for hydrocarbon movement, and reservoirs for hydrocarbon containment.

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Reservoirs within this section display primary porosity, secondary matrix porosity and/or fracture porosity. Carbonate reef facies display primary porosities associated with fore-reef, reefal and certain back reef accumulations. Secondary porosity develops during diagenetic and later dolomitization processes. Fracture porosity occurs in relatively well indurated strata subjected to tectonic forces, producing local to regional structural alterations.

Local and regional seals occur throughout the stratigraphic column, and consist of intra-and inter-formational permeability barriers. Some of these may be breached by fracturing, leading to vertical communication between reservoirs. Local and regional hydrodynamics assist in the upward vertical movements of hydrocarbons along these pathways, until an unbreached barrier is encountered. Seals include impermeable limestones laterally adjacent to reservoir facies, or above or below the reservoirs, shales, anhydrite, gypsum or halite intervals. Local faulting may juxtapose such strata against porous and permeable reservoirs.

To date, most traps in the area are structural, simple anticlines and faulted anticlines, many of which are identified by surface mapping. In some of the large structures, a stratigraphic component has been identified, as lateral facies changes have led to updip permeability barriers along the axis of the structure. The structural traps developed during the Late Cretaceous and the Miocene. Depending on the timing, large amounts of hydrocarbons generated may have migrated through the area before the trapping structures developed. Most of the seals present before the Early Miocene, and the deposition of the Lower Fars Formation, are leaky, having been breached by faulting, fracturing and locally by erosional unconformity surfaces, allowing a slow migration of hydrocarbons into the Tertiary reservoirs below the Lower Fars. Such migration is ongoing.

The reservoirs currently being sought are Cretaceous and Tertiary in age. Older reservoirs are very deep, beyond the scope of early exploration. Stacked reservoirs are anticipated across the area. Due to tectonic activity, most of the reservoirs are highly fractured, enhancing anticipated flow rates and well productivity. The EPSA is on trend with the Kirkuk field, in which individual wells have flowed up to 100,000 bopd, averaging 13,500 bopd. A list of fields and producing reservoirs is presented in Figure 4.

Oil and Gas Potential

A summary of world oil and gas reserves (2004) has listed Iraq as having the fifth largest proved oil reserves in the world, and the 12th largest proved natural gas reserves, with 112.5 billion barrels of oil and 111.2 Tcf of natural gas.

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In the Zagros Fold Belt of Iraq, hydrocarbon reserves have been identified in reservoirs within the stratigraphic column, from the Mid-Triassic Kurra Chine Formation to the Miocene Dhiban, Euphrates and Lower Fars formations. The majority of reserves lie within the Cretaceous (51 percent of the oil and 67 percent of the natural gas) and Tertiary (44 percent of oil and 30 percent of the natural gas) in reservoirs within 12 formations. The remaining 5 percent of oil reserves and 3 percent of natural gas reserves have been identified in reservoirs within 13 additional formations including several from the Triassic and Jurassic strata.

The 12 most significant reservoirs within the Cretaceous and Tertiary strata consist of limestones and dolomitized limestones ranging from coarse blocky reefal facies with primary and secondary porosity, to dense, micritic facies with very limited matrix porosity, but displaying a very effective fracture network which offers excellent permeability, resulting in high production rates, and pressure communication over significant distances.

The most productive Cretaceous reservoirs ranked in order of reserves lie within the Kometan, Shiranish, Shuaiba, Mishrif and Maddud formations. The Tertiary includes the Kirkuk, Jeribe, Jaddala, Avanah, Khurmala, Asmari and Euphrates formations. These targets are considered in our estimate of the undiscovered resource potential of the exploration block. Discovery rates from 1900 to 1980 were in the order of 47 percent initially targeting Tertiary and then Cretaceous structural plays in the Zagros Fold Belt, and then considering deeper Jurassic, Triassic and Paleozoic plays in the area. The majority of exploration plays have been structural, as these are abundant and easily recognized. As the area matures, more potential stratigraphic plays will be considered.

Figure 5 presents “Discovered Reserves” on trend and in relatively close proximity to the EPSA. No independent assessment has been made to confirm the Iraq government resource/reserve numbers.

Iraq Statistics

Kurdistan has significant hydrocarbon potential and has been under-explored relative to the rest of Iraq. Iraq holds numerous undeveloped large fields and unexplored areas. Historically, 73 oil fields have been discovered but only 15 have been brought into production. Proved oil reserves have been set at 115 billion barrels with approximately 75 billion barrels undeveloped. Proved and probable oil reserves of 220 billion barrels have been identified. Natural gas reserves of 110 Tcf have been recognized. There are established oil export routes via the Mediterranean and Persian Gulf. (Source note: IHS 2007 and Arab Oil & Gas Directory 2006. None of these estimates have been independently verified.)

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The following table lists a number of oil and/or gas fields, giving their distance, in kilometres, from the WesternZagros EPSA.

Field Name	Distance (Km)
Chia Surkh	6
Chemchemal	43
Gilabat	26
Jambur	35
Jaria Pika	42
Kirkuk	60
Khabbaz	90
Kor Mor	1
Naft Khaneh	62
Nau Doman	50
Pulkhana	8
Qamar	15
Taq Taq	110

Exploration Program

The Company is proceeding with its 3-year initial exploration program, involving the acquisition, processing and interpretation of 1,150 kilometres of 2D seismic across the Block (Figure 6). Additionally, they have pursued satellite imagery work (Figure 7) and a variety of geochemical analyses (Figures 8 & 9) and, based on the interpretation of this technical material, the Company plans to drill several of the prospects and leads it has identified. The seismic program with associated costs is presented in Appendix C.

It is anticipated that wells ranging from 3,000 metres to 4,500 metres total depth will reach the target reservoirs. The current drilling, logging and testing costs for an exploratory well at the Kalar structure, and initial well prognosis, will total about $22 million (USD). The costs associated with the seismic program and at least one exploratory test will exceed the minimum requirements of their financial obligation.

The Company’s exploration program, from 2007 to 2009 first quarter, is presented in Figure 10.

The program and associated budgets are reasonable, and in our opinion, the Company is proceeding in a prudent manner.

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Should the Company’s program be successful, and oil is discovered within one or more of their targets, they have done some preliminary work on marketing and transportation logistics (Figure 11).

Prospects and Leads

During the course of the initial 3-year exploratory program across the EPSA and surrounding lands, the Company has identified five large geophysical anomalies, three conceptual stratigraphic plays and two structures based on surface geology (Figure 12). Thus, although the Company’s holdings currently are non-contingent prospects and leads, in a highly prolific oil and gas province, along trend with, and surrounded by a number of very large, to giant producing fields, and discovered but as yet non-producing fields.

Currently, none of these prospects, leads and plays is considered by the Company to be drill-ready. However, the remaining seismic program has been designed to firm up the Company’s targets.

We have reviewed the Company’s preliminary analyses of their prospects, leads and plays, and are of the opinion that their understanding of reservoir parameters, source, traps and seals is good, and they have presented a reasonable size range of potential hydrocarbon accumulations associated with each feature, based on parameters from surrounding fields, and their seismic control across the EPSA. Volumetrics have been conducted for the structures using Petrel and @Risk Monte Carlo software. Principal uncertainties include structural closure and rock volume. The structures have been assessed by the Company, considering both oil and natural gas. From the oil case, the mean volumes of original oil-in-place (Undiscovered Resources) for the five seismically identified structures, as calculated by the Company, are presented in the following table. Based on adjacent producing fields and discoveries, it is Sproule’s opinion that these estimates are reasonable.

	Undiscovered Resources OOIP (MMBO)
Structure	P10	Mean	P90
1. Kalar Prospect	2,600	1,640	833
2. East Shakal Prospect	2,200	1,177	433
3. Bawanoor Lead	2,667	1,427	467
4. East Kalar	1,067	503	133
5. East Kalar Deep	1,333	670	200
Total		5,417

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A discussion of the Kalar Prospect, the East Shakal Prospect and the Bawanoor Lead is presented. These are the most likely targets to be pursued during the Company’s exploration phase, although the results from current and future seismic campaigns may lead to a change in drilling programs.

Kalar Prospect

The Kalar prospect is associated with a linear northwest-southeast trending thrust fault, approximately 15 kilometres long and four kilometres wide, located 16 kilometres northwest of the town of Kalar, within the Company’s EPSA (Figure 13). It has been recognized from surface geology, gravity and 2D seismic data of various vintages. The northwestern extent of the structure and its relationship to the nearby Kor Mor gas field are uncertain, and require additional seismic definition. The ongoing seismic program will address these uncertainties. For the initial volumetric estimates, the Awaspi River has been used as the northwestern limit of the Kalar structure, as there is evidence of recent strike-slip movement along a fault near the river. The Kalar structure is part of the Kirkuk – Kor Mor – Chia Surkh structural trend, which includes both oil and natural gas discoveries.

The trap for the prospect is interpreted as a fault propagation fold above the Kalar detachment. Top seals are provided by the Miocene Fars and Dhiban evaporites, Paleocene Aaliji marls or intra-formational marls and shales. This is a listric thrust which probably soles out in Jurassic source rocks or evaporites, though there is inadequate well-seismic tie data to confirm the precise stratigraphic age of the decollement.

The principal hydrocarbon-bearing reservoirs are interpreted to be Miocene (Jeribe and Euphrates) carbonates. The Oligocene (Ibrahim, Anah, Azkand and Tarjil), Eocene (Jaddala, Pilsapi) and Cretaceous (Shiranish) carbonates provide secondary targets. The Jeribe, Euphrates and Shiranish formations are oil-bearing in the Pulkhana-5 well, to the southwest. The Jeribe and Euphrates are gas-bearing at Kor Mor and oil-bearing at Chia Surkh (Figure 5). An Oligocene reservoir facies is present at Kirkuk, Kor Mor, and Chia Surkh. There is a risk that it may not be developed at Kalar, or if present, may be predominantly basinal. The Tertiary carbonate reservoirs are predicted to have average porosities of 13.5 percent, and the Cretaceous fractured reservoirs, 3 percent. All reservoirs at Kalar are anticipated to be overpressured, as at Pulkhana and Kor Mor. The Kometan and Upper Qamchuqa are excellent reservoirs at Kirkuk and Taq Taq, but because of uncertainty related to their depositional facies (basinal?) to the southeast, they have not been included in the assessment.

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Basin modeling has been conducted in the Kalar area, and indicates that structural development and peak oil generation from the adjacent kitchen area is Pliocene in age (2 to 6 MMYBP). Field microseep analysis (Figure 9) indicates small C1-nC4 anomalies over the Kalar structure, and there is a surface oil seep directly above the structure. There is a possibility of encountering a gas/condensate reservoir, as found at Kor Mor.

Volumetrics have been conducted for the Kalar prospect using Petrel and @Risk Monte Carlo software. On a mean estimate “oil case” basis, the Kalar prospect may have 1,640 OOIP, undiscovered resources. On a mean estimate “gas case” basis, it may have 5.1 Tcf OGIP with a substantial volume of condensate. The Company has estimated a 60 percent chance of finding oil, and a 40 percent chance of finding gas/condensate, if a discovery is made here based on the Tukin oil seep above the structure at surface, and the Kor Mor gas condensate adjacent.

Given the offsetting discoveries, the potential for multiple stacked reservoirs, and the fair seismic definition of the structure, the Kalar prospect is considered to be a relatively low risk exploration opportunity.

East Shakal Prospect

The East Shakal prospect is a deep, seismically defined structure, not recognized from surface geology, located between the towns of Shakal and Kalar. It is a northwest-southeast trending poorly defined prospect, not yet drill-ready, approximately 9 kilometres long and 3 kilometres wide, with an estimated 400 metres of vertical closure. The structure appears to be a 4-way dip closure, poorly constrained by four 2D seismic lines. It is anticipated that additional seismic will better delineate the anomaly to provide a drill-ready prospect (Figure 12).

Faulting is considered to form a minor part of the trapping mechanism. Trap and top seal are provided by Miocene Fars and Dhiban evaporites, Paleocene Aaliji marls or intraformational Cretaceous marls and shales. The “best estimate” for this structure assumed 400 metre (fill to spill) hydrocarbon columns in all four principal reservoirs.

The principal hydrocarbon-bearing reservoirs are interpreted to be the Miocene Jeribe and Euphrates carbonates. Secondary targets include the Oligocene Ibrahim, Anah, Azkand and Tarjil reservoirs, the Eocene Jaddala and Pilsapi, and the Cretaceous Shiranish carbonates. The Jeribe, Euphrates, Jaddala and Shiranish formations are oil-bearing in the Pulkhanna-5 well to the west. The Jeribe and Euphrates are gas-bearing at Kor Mor and oil-bearing at Chia Surkh. An Oligocene reservoir facies is present at Kor Mor and Chia Surkh. It may not be developed at East Shakal or if present, may be predominantely of non-reservoir basinal facies, and thus was not included in this assessment. The Tertiary carbonate reservoirs are predicted to have average porosities of 13.5 percent, and the Cretaceous fractured reservoirs, 3 percent. All reservoirs at

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East Shakal are anticipated to be overpressured as at Pulkhana, Chia Surkh and Kor Mor fields. The Kometan and Upper Qamchuqa reservoirs are very deep (about 5,500 metres depth) at this location, and far enough to the southeast (basinal) as to render these targets less likely to contain commercial quantities of hydrocarbons, and thus, these reservoirs were not included in the Company’s assessment.

East Shakal is deep, and adjacent to a recent gas kitchen area (from modeling source at Jurassic level). Thus, gas and oil are given an equal probability of being encountered. The Kor Mor gas field and Chia Surkh are nearby. Field microseep analysis (Figure 9) indicates small C1-nC4 anomalies over the East Shakal structure.

Volumetrics have been conducted for the East Shakal prospect utilizing Petrel and @Risk Monte Carlo software. On a probabilistic basis, the mean oil volume for East Shakal is estimated to be 1,177 OOIP undiscovered resources and, for the gas case, 2.83 Tcf OGIP.

Given the offsetting discoveries, potential for multiple stacked reservoirs, and the tentative seismic definition of the structure, East Shakal currently is a moderate-risk exploration opportunity. Additional seismic is required to define structural closure. A tighter seismic grid is needed to adequately map Cretaceous reservoirs which are very difficult to resolve on most of the existing seismic data-set.

Bawanoor Lead

The Bawanoor lead has been identified by a single seismic line, surface geology, and satellite imagery data. It is an anticline, about 10 kilometres wide, having about 230 metres of vertical relief. Its length is not well constrained (Figures 12 and 13). It is possible that the structure may climb in a south-easterly direction toward Chia Surkh, and may not close. However, current seismic coverage is inadequate to resolve this concern. The structure has surface expression within the Bakhtiari strata and, as such, is very recent.

Miocene evaporites provide the principal seal, although there are indications on seismic of possible breaching, and seismic ‘bright spots’ within the overlying Fars strata, which have been included as viable targets.

Given the broad, gentle nature of the structure, fracturing in the Paleogene section may not be intensive enough for reservoir enhancement, but there may be adequate preserved primary carbonate porosity. Seismic indicates significant tectonic disturbance in the Cretaceous strata. Thus, there is a high probability of fractured or possibly karsted Cretaceous reservoirs.

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Source rocks are assumed to be the Jurassic Naokelekan and Sargelu formations, which source modeling indicates have probably generated oil at shallower source burial depths, and gas from recent more deeply buried subjacent source areas. Gas/condensate is given a 75 percent chance of occurrence. Burial history modeling on nearby wells and current understanding of local overpressure criteria also indicate a high probability of encountering abnormally high reservoir pressures. Assessments were made for both over-pressured gas and oil cases.

Parameters for four potential target reservoir zones at Bawanoor (Fars, Tertiary Carbonates, Shiranish and Kometan/Qamchuqa) were considered. Reservoirs were assumed to be overpressured as at Pulkhana, Kor Mor and Chia Surkh. Porosity and pay data were obtained from offset wells, and available literature. A half-filled trap over the potentially productive intervals, and a field area of 64 square kilometres were assumed to be most likely. The productive area was input as a log-normal distribution. The probabilistic assessment of the hydrocarbon potential associated with the Bawanoor lead was run using Monte Carlo simulation in @Risk software. The analysis yielded a mean OOIP undiscovered resource of 1,427 MMBO or, in an overpressured gas case, 3.8 Tcf OGIP.

Additional seismic is required over the Bawanoor structure to confirm four-way closure and to elevate it to prospect status. Additional source and 3D modeling work also is needed to better address the oil/gas issue. Given the data control, the Bawanoor structure currently forms a moderate to relatively high risk exploratory lead.

Additional Targets

The Company has identified the East Kalar and East Kalar deep seismic leads, three conceptual stratigraphic plays, including an Oligocene reef complex which is rapidly developing as a viable lead, and two northern structural leads, currently identified by surface geology. These targets are non-contingent anomalies which add greatly to the diversity of the Company’s portfolio on this EPSA.

Additional Relevant Data

WesternZagros’ Gross and Net Interest in the Property, Key Terms and Expiry and Obligation Dates

Favourable Key Terms of the EPSA

–              100% WesternZagros, subject to a 5% participating interest of local partners

–              25% Government Participation Option; carried until Declaration of Commercial Discovery

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Discussion — Page 27

–              10% Royalty

–              Up to a 45% annual Cost Oil Limit

–              Profit Oil subject to a sliding R-Factor scale (35% to 16%) (the R-Factor = cumulative Revenue/cumulative Costs)

–              Ring-fenced development areas

–              Unrecovered development costs subject to an arm’s length financing charge

–              Terms of WesternZagros EPSA are consistent with the terms of the recently enacted Kurdistan Petroleum Law (August 6, 2007)

Exploration Terms and Obligations

–              Exploration Period: 3 year initial sub-period followed by an optional 2 year second sub-period and two additional possible 1 year extensions.

–              There is a 25% relinquishment at the end of each exploration period.

–              The Initial Exploration Period carries an obligation of two exploration wells and 1,150 km of 2D seismic or work expenditures of at least $30 million (USD).

Development Obligations

–              Obligations to appraise all discoveries and, if such a discovery is commercial, the area is determined to be a Development Area and an obligation to develop exists, with the first declaration of commerciality at the discretion of WesternZagros.

–              Development areas are subject to a 20-year production term plus possible extension periods.

–              The ability to pre-empt or resurrect agreement for non-commercial production and discoveries is for a period of 10 years.

–              There are executive dispute resolution, expert determination and international arbitration clauses within the EPSA.

Product Pricing

–              Market-based oil price, based on a basket of crudes.

Introduction and Relevant Experience of the Operator (Data as supplied by the Company)

WesternZagros has conducted extensive field programs including seismic operations in Kurdistan for almost three years with minimal issues.

Experienced Management and Board

WesternZagros management possesses over 120 years of oil and gas experience. Senior Management and Board have a history of value creation.

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Discussion — Page 28

WesternZagros Management

–              Jim Houck, Interim President & CEO

–              David Dyck, Interim Senior Vice President & CFO

–              Simon Hatfield, Senior Vice President Exploration & Corporate Development

–              Rob Theriault, Senior Vice President Engineering & Operations

Key Advisors

–              Wathig Hindo, President, Near East Resources (www.ner.cc) (Independent Businessman, former Official of Ministry of Oil)

–              Jay Park, Senior Partner, Macleod Dixon LLP (EPSA Expert) (www.macleoddixon.com)

–              Nick Hills, Legal Consultant, Two Rivers Legal Consulting (Experienced Middle East Advocate)

WesternZagros Board of Directors

–              David Boone, President, Escavar Energy Inc.; Director, Western Oil Sands; Formerly with EnCana and PanCanadian

–              David Dyck, Senior Vice President & CFO, Western Oil Sands; Director, CE Franklin

–              Fred Dyment, Independent Businessman; Director, Western Oil Sands; Former CEO of Ranger Oil

–              John Frangos, Co-founder and Former COO, Western Oil Sands

–              Jim Houck, President, CEO & Director, Western Oil Sands

–              Randall Oliphant, Director, Western Oil Sands; Chairman, Western Goldfields; Former President & CEO of Barrick Gold

Strong Technical Leadership

Simon Hatfield – Senior VP Exploration & Corporate Development

–              Proven track record of success with over 26 years of international and domestic oil and gas experience in technical, managerial and executive positions with Esso, ExxonMobil, Petro-Canada, Chauvco Resources and Talisman

–              Holds a Bachelor of Science (Honours) degree in Geology and Physics, a Masters of Science degree in Geology and completed the Executive Development Program at the University of Calgary

–              Extensive experience in Iraq since 1995 and initiated Kurdistan opportunity and successfully concluded the signing and ratification of EPSA

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Discussion — Page 29

Robert Theriault, P.Eng. – Senior VP Engineering & Operations

–              Over 30 years of international and domestic experience in upstream and midstream oil & gas operations for companies including Cairn India Ltd., Husky Oil, CSR Petroleum, and Suncor

Dr. George Pinckney, P.Geol. – General Manager, Petroleum Exploration

–              Majority of 32 year career spent with Mobil Oil and ExxonMobil in locations throughout Canada, USA and Southeast Asia, demonstrating extensive international experience

–              Educated in the United Kingdom, holds a Ph.D. degree in Geology and a Bachelor of Science degree (Honours) in Geology

–              Responsible for all geotechnical work in Iraq including successful completion of Kurdistan study area evaluation, integral role in negotiating Kurdistan EPSA area

Matt Swartout, P.Eng. – Senior Drilling Manager

–              Brings over 25 years of oil and gas industry experience in drilling engineering, construction, supervision and management

–              Renowned as an industry expert with respect to under balance drilling

–              Inventor of two US patents used in Advance Well Control, Under Balance Drilling and Managed Pressure Drilling, with one patent pending

–              Holds a Bacelor of Science in Petroleum Engineering from the Montana College of Mineral Science and Technology and a Diploma ofPetroleum Technology (Honours) from the Southern Alberta Institute of Technology

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Selected References

Al Shdidi et al, 1995, Sedimentology, Diagenesis and Oil Habitat of Lower Cretaceous Qamchuga Group, Northern Iraq: APG Bull. V. 79, No. 5, pp. 763-779.

Klett, T.R. et al, 2000, Assessment Hierarchy and Initial Province Ranking, U.S. Geological Survey Digital Data Series 60, Chaper R.H., 29 pages.

Pitman, Janet K., et al 2003, Generation and Migration of Petroleum in Iraq:

A 21/2D and 3D Modeling Study of Jurassic Source Rocks, U.S., Geological Survey Open-File Report 03-192, Compiled PowerPoint Shales.

Sattarzadeh, Y., et al, 2000. The Interplay of faulting and folding during the evolution of the Zagros deformation belt, from: Cosgrove J.W. and Aseen, M.S., (eds) Forced Folds and Fractures, Geological Society, London, Special Publications 169, 187-196

Webb, Peter et al, 1994

Country Monitor, Iraq; Petroconsultants International Energy Services; report, figures and Appendices.

Ziegler, Martin A., 2001, Late Permian to Holocene Paleofacies Evolution of the Arabian Plate and its Hydrocarbon Occurrences; GeoArabia, Vol 6, No. 3, 2001, 59 p

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Figure 1

TURKEY
to Mediterranean Port
KURDISTAN
Mosul
Irbil
Kirkuk
Kirkuk
Suli
SYRIA
IRAN
Strategic Line
(flows in both directions)
Baghdad
East Baghdad
SAUDI ARABIA
Halfaya
Majnum
West Qurna
Nahi Umar
Rumayla North
Basra
Rumayla South
Zubair
Persian Gulf (to Asian markets)
EPSA Area
Supergiant Oilfield (5 billion barrels in reserve)
Other Oilfield
Gas Field
Condensate Field
Pipeline
Pump Station
Blending & Tank Farm
Operational Refinery

Location Map

70438

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Figure 2

AL MAWSIL
WesternZagros
EPSA

Source: www.krg.org

- Petroleum Law enacted by Kurdistan National Assembly on August 6, 2007
- 40 petroleum blocks announced in addition to previously awarded lands including WesternZagros' EPSA
- Model PSA developed and key economic terms include:
  - 10% Royalty
  - 40 to 55% Cost Oil
  - 60 to 45% Profit Oil
    - Max 35% Min 13% to Contractor
    - Based on R Factor
    - (Ratio of Cumulative Revenue to Cumulative Costs)
  - Government Participation
    - 10 to 25%
  - Signature & Production Bonuses
  - Training Fund
  - Environmental Fund

Kurdistan Petroleum Law and Ongoing Business

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Figure 3

GEOLOGICAL TIMESCALE (Gradstein and Ogg, 1996)
Era
Period
Epoch and/or Stage
Figure
Age (Ma)
SCHEMATIC LITHOLOGY/ REPRESENTATIVE FORMATIONS
West
East
MFS
TECTONIC MEGASEQUENCE (Date) and DEVELOPMENT
PLATE MARGIN
W N E S
CENOZOIC
MESOZOIC
PALEOZOIC
QUAT.
NEOGENE
PALEOGENE
CRETACEOUS
JURASSIC
TRIASSIC
PERMIAN
Holocene
Pleistocene
Pliocene
Miocene
Oligocene
Eocene
Paleocene
Senonian
Scythian
Placenzian
Zanclean
Messinian
Tortonian
Serravallian
Langhian
Burdigalian
Aquitanian
Chattian
Rupelian
Priabonian
Bartonian
Lutetian
Ypresian
Thanetian
Selandian
Danian
Maastrichtian
Campanian
Santonian
Coniacian
Turonian
Cenomanian
Albian
Aptian
Barremian
Hauterivian
Valanginian
Berriasian
Tithonian
Kimmeridgian
Oxfordian
Callovian
Bathonian
Bajocian
Aalenian
Toarcian
Pliensbachian
Sinemurian
Hettangian
Rhaetian
Norian
Carnian
Ladinian
Anisian
Spathian - Griesbachian
Tatarian
Kazanian
23.8
65
144.2
205.7
248.2
Agha Jari
Bakhtiari
Dibdibba
Upper Fars
Fars
Hofuf
Dam
Hadrukh
Pabdeh
Asmari
Dammam
Jeddala
Rus
Umm er Radhuma
Simsima
Aruma
Figa
Gurpi
Dardere
Mishrif
Nahr Umr
Shu'aiba
Kharaib
Habshan
Yamama
Sulaiy/Mafrak
Gotnia
Arab-Hith
Tuwaiq Mt. Lst.
Hanifa
Surmeh
Araej
Izhara
Dhruma
Marrat
Minjur
Dashtak
Jilh
Gulailah
Mirga Mir
Amanous
Khuff
Kamis
Ng40
Ng30
Ng20
Ng10
Pg30
Pg20
Pg10
K180
K170
K160
K150
K120
K80
K40
K10
J40
J30
J20
J10
Tr40
Tr30
Tr20
Tr10
P30
P20
P10
Final closure of Neo-Tethys. Zagros folding/ thrusting
Red Sea rifting
Yemen (Aden) volcanics
AP11
34
Cessation of ophiolite obduction
Rapid subsidence
AP10
63
Ophiolite obduction/ foredeeps on NE margin. Localized uplifts
AP9
92
Passive margins on NW, NE and SE margins of Arabian Plate
AP8
149
Yemen rifts, Indian Ocean rifting. Intrashelf basins
AP7
182
Onset of Mediterranean rifting
Back-arc rifting (N. Arabia)
AP6
Neo-Tethys opening. Passive margin subsidence
255
PM
ACTIVE MARGIN
PASSIVE MARGIN
INTRACRATONIC
BACK-ARC
INTRACRATONIC

Stratigraphic Column from the Late Permian to the Holocene

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Figure 4

Field/Reservoir	Chia Surkh	Chem-chamal	Gilabat	Jambur	Jaria Pika	Kirkuk	Khabbaz	Kor Mor	Naft Khanah	Nau Doman	Pulkhana	Qamar	Taq Taq
TERTIARY													
Distance from EPSA (kilometres)	6	43	26	35	42	60	90	1	62	50	8	15	110
Fars	Oil		Oil										
Jeribe	Oil			Gas	Gas		Oil	Gas	Oil	Oil	Oil	Oil	
Euphrates			Oil	Gas				Gas			Oil		
Oligocene					Gas	Oil	Oil	Gas					
Pilaspi/Jaddala		Gas		Gas	Gas						Oil		Oil
Aaliji													
CRETACEOUS													
Shiranish	Gas	Gas				Oil					Oil		Oil
Hartha													
Kometan		Gas				Oil							Oil
Khasib													
Mishrif													
U. Qamchuqa				Oil/Gas		Oil/Gas	Oil						Oil
L. Qamchuqa				Oil/Gas		Oil	Oil						

Table of Producing Fields

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Figure 5

70438

Taq Taq 660 MB
Kor Mor 1,766 BCF, 30 MB
Pulkhana 145 MB
Qamar 200 MB, 250 BCF
Chia Surkh 40 MB
Jaria Pika 918 BCF
Nau Doman 50 MB
Kirkuk 25,000 MB, 8,220 BCF)
Khabbaz 2,000 MB, 3,000 BCF
Jambur 3,100 MB, 9,200 BCF
Hamrin 1,780 MB, 750 BCF
Gilabat 120 MB, 2,000 BCF
Injana 140 MB, 20 BCF
N
SLEMANI
KOR MOR
TIKRIT
TOLAFARUSH
RA

Discovered Reserves

Sproule

Figure 6

LEGEND
2005 203km 2D Program (Acquired)
Phase 1 – 650km 2D (Underway)
Phase 2 – 550km 2D (Planned)
TOTAL COMMITMENT = 1150km 2D Seismic
2.5 km
7.5 km
12.5 km
17.5 km
22.5 km
0 m

EPSA Commitment - Seismic

70438

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Figure 7

70438

U
P
K
T
O
R
Y
V
OO
RR
TT
S
BB
PP
AA
NN
MM
OO
Z
UU
DDD
DD
CC
VV
GGG
EE
HH
WW
FFF
JJ
FF
GG
II
HHH
LL
KK
III
KKK
2.5 km
7.5 km
12.5 km
17.5 km
22.5 km

- Structures Identified from satellite imagery largely support existing geological maps & seismic mapping
- "Cool" areas identified that may reflect HC occurrence or shallow ground water effects
- Altered , "bleached" soils possible due to the presence of HCs, associated with existing discovery areas and adjacent areas

Structure – Satellite Imagery

Sproule

Figure 8

Shekh Hamid - Site 4
Rani Qadir - Site 6
Site 3
Surkh - Site 7
1,2,3
2,3
1,2
3,4

- 2005 Field Work
- 4853 subsurface gas samples collected
- 3238 samples analyzed
- Samples analyzed for HCs & selected non-HC gases (He,Ne, H)

Source - Seeps

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Figure 9

C1-C4
Kor Mor
Sirwan River
Bawanoor
Areas lacking
Lower Fars Seal
Kalar
Chia Surkh

- Good micro-seep dataset
- C1-C4 anomalies at:
  - Kor Mor
  - Areas Lacking Fars evaporite seal
  - Sirwan River (?Basement fault)
- Largest anomaly at Kor Mor gas field
- Smaller anomalies at:
  - Chia Surkh
  - Kalar
- Minor micro-seeps at Bawanoor may reflect no near-surface thursting or limted sampling

Source - Seeps

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2007
2008
2009
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Seismic program
2-D
3-D
Drilling
Mobilize Rig and Tangibles
Drilling
Facilities
Early Production (EPS)
Facility Design
Earliest Start 1st Well
Earliest Declaration of Discovery
Earliest Commercial Declaration

Estimated Project Milestones

Figure 10

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Figure 11

Iraq-Turkey Pipeline to CeyhanTerminal, Turkey
TURKEY
Proposed Kurdistan Pipeline
KURDISTAN
Mosul
Irbil
Kirkuk
Suli
SYRIA
IRAN
to Baniyas, Syria
Baghdad
Iraq Strategic Pipeline
SAUDI ARABIA
Basra
Persian Gulf (to Asian markets)
Pipeline
Pump Station
Blending & Tank Farm
Operational Refinery

Assumptions:
- Initial production trucked until Q2 2010
- Pipeline available Q3 2010

Existing Pipeline Options:
- Kirkuk-Ceyhan System – 1.6 MMbbls/d
- Kirkuk-Basra – 1.4 MMbbls/d (reversible)
- Baniyas-Syria System – 250000 bbls/d

Proposed Pipeline Options:
- Proposed Kirkuk-Turkish System within Kurdistan

Expected Marketing and Transportation Arrangements

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Figure 12

Oligocene Fairway
Oligocene Reef
N. Structure 1
N. Structure 2
Eocene Pinch-Out
Bawanoor
Kalar
East Kalar
East Kalar Deep
East Shakal
10 km

Prospects & Leads

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Figure 13

Kalar
Bawanoor
KR-04
Horizon Legend
Upper Fars
Middle Fars
Lower Fars Evaporite
Detachment Fault
Base Lower Fars Unconformity
~ Jaddala Marker
~ Intra-Jaddala Marker
~ Shiranish Marker
~ Late Jurassic

2D Seismic Line KR-03

Bawanoor surface structure confirmed at depth on seismic

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APPENDIX A

RESERVES DEFINITIONS

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Appendix A — Page 1

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report. They have been prepared by the Standing Committee on Reserves Definitions of the Petroleum Society of the CIM (“CIM”), incorporated in the Society of Petroleum Evaluation Engineers (“SPEE”) Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”) and specified by National Instrument 51-101 (“NI 51-101”).

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

•     analysis of drilling, geological, geophysical and engineering data;

•     the use of established technology;

•     specified economic conditions, which are generally accepted as being reasonable, and shall be disclosed; and

•      a remaining reserve life of 50 years.

Reserves are classified according to the degree of certainty associated with the estimates.

1.               Proved Reserves

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

2.               Probable Reserves

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

3.               Possible Reserves

Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves. Possible reserves have not been considered in this report.

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Appendix A — Page 2

Other criteria that must also be met for the categorization of reserves are provided in Section 5.5 of the COGE Handbook.

Each of the reserves categories (proved, probable, and possible) may be divided into developed or undeveloped categories.

4.               Developed Reserves

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

5.               Developed Producing Reserves

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

6.               Developed Non-Producing Reserves

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

7.               Undeveloped Reserves

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific

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Appendix A — Page 3

wells, facilities, and completion intervals in the pool and their respective development and production status.

8.               Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Sections 1, 2 and 3 are applicable to individual reserves entities, which refers to the lowest level at which reserves estimates are made, and to reported reserves, which refers to the highest level sum of individual entity estimates for which reserve estimates are made.

Reported total reserves estimated by deterministic or probabilistic methods, whether comprised of a single reserves entity or an aggregate estimate for multiple entities, should target the following levels of certainty under a specific set of economic conditions:

a.     There is a 90% probability that at least the estimated proved reserves will be recovered.

b.     There is a 50% probability that at least the sum of the estimated proved reserves plus probable reserves will be recovered.

c.     There is a 10% probability that at least the sum of the estimated proved reserves plus probable reserves plus possible reserves will be recovered.

A quantitative measure of the probability associated with a reserves estimate is generated only when a probabilistic estimate is conducted. The majority of reserves estimates will be performed using deterministic methods that do not provide a quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 of the COGE Handbook. Whether deterministic or probabilistic methods are used, evaluators are expressing their professional judgement as to what are reasonable estimates.

9.               Pipeline Gas Reserves are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

10.         Remaining Recoverable Reserves are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

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Appendix A — Page 4

11.   Company Gross Reserves are the Company’s working interest share of the remaining reserves, before deduction of any royalties.

12.   Company Net Reserves are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

13.   Net Production Revenue is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.

14.   Fair Market Value is defined as the price at which a purchaser seeking an economic and commercial return on investment would be willing to buy, and a vendor would be willing to sell, where neither is under compulsion to buy or sell and both are competent and have reasonable knowledge of the facts.

15.   Barrels of Oil Equivalent (BOE) Reserves – BOE is the sum of the oil reserves, plus the gas reserves divided by a factor of 6, plus the natural gas liquid reserves, all expressed in barrels or thousands of barrels. Equivalent reserves can also be expressed in thousands of cubic feet of gas equivalent (McfGE) using a conversion ratio of 1 bbl:6 Mcf.

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SECTION 5

DEFINITIONS OF RESOURCES AND RESERVES

5-2	Volume 1 — Reserves Definitions and Evaluation Practices and Procedures

Section 5	DEFINITIONS OF RESOURCES AND RESERVES	5-1
5.1	Introduction	5-3
5.2	Definitions of Resources	5-5
5.2.1	Original Resources	5-5
5.2.2	Discovered Resources	5-6
a.	Reserves	5-6
b.	Contingent Resources	5-6
5.2.3	Undiscovered Resources	5-6
a.	Prospective Resources	5-7
5.2.4	Discovered and Undiscovered Unrecoverable Resources	5-7
5.2.5	Resources Categories	5-7
a.	Classification of Resources	5-7
5.3	General Guidelines for Estimation of Resources	5-8
5.4	Definitions of Reserves	5-8
5.4.1	Reserves Categories	5-9
a.	Proved Reserves	5-9
b.	Probable Reserves	5-9
c.	Possible Reserves	5-9
5.4.2	Development and Production Status	5-10
a.	Developed Reserves	5-10
b.	Undeveloped Reserves	5-10
5.4.3	Levels of Certainty for Reported Reserves	5-10
5.5	General Guidelines for Estimation of Reserves	5-11
5.5.1	Uncertainty in Reserves Estimation	5-11
5.5.2	Deterministic and Probabilistic Methods	5-12
a.	Deterministic Method	5-12
b.	Probabilistic Method	5-12
c.	Comparison of Deterministic and Probabilistic Estimates	5-12
d.	Application of Guidelines to the Probabilistic Method	5-13
5.5.3	Aggregation of Reserves Estimates	5-13
5.5.4	General Requirements for Classification of Reserves	5-15
a.	Drilling Requirements	5-15
b.	Testing Requirements	5-15
c.	Economic Requirements	5-15
d.	Regulatory Considerations	5-15
5.5.5	Procedures for Estimation and Classification of Reserves	5-16
a.	Volumetric Methods	5-16
b.	Material Balance Methods	5-17
c.	Production Decline Methods	5-17
d.	Future Drilling and Planned Enhanced Recovery Projects	5-18
5.5.6	Validation of Reserves Estimates	5-19

Canadian Oil and Gas Evaluation Handbook	©SPEE (Calgary Chapter)

Section 5 — Definitions of Resources and Reserves	5-3

5.1                            Introduction

In February 2000, resources definitions were approved and published by the Society of Petroleum Engineers (SPE), World Petroleum Congress (WPC), and American Association of Petroleum Geologists (AAPG). These definitions are endorsed by this Handbook and are subject to review and further development.

The total oil and gas estimated to have originally existed in the earth’s crust in naturally occurring accumulations is defined as original resources. Further breakdown of the original resources is depicted in Figures 5-1, 5-2, and 5-3 and described in this section. Original resources comprise discovered and undiscovered resources; in each of these, some are recoverable and some are unrecoverable.

The discovered recoverable resources are referred to as ultimate reserves — cumulative production plus future production (reserves). The discovered unrecoverable resources are divided into contingent resources, which are technically recoverable but not economic, and unrecoverable resources, which are neither technically recoverable nor economic.

The undiscovered future recoverable resources are simply future production and are referred to as prospective resources, which are technically recoverable and economic. The undiscovered unrecoverable resources are neither technically recoverable nor economic.

Figure 5-1  Original Resources.

Any estimation of resources or reserves for a hydrocarbon accumulation or group of accumulations is subject to both technical and economic uncertainties, and should be quoted as a range. In the case of reserves, the range of uncertainty is reflected in estimates for proved reserves, proved + probable reserves, and proved + probable + possible reserves. For resources, low estimate, best estimate, and high estimate categories are recommended. These categories represent conservative, realistic, and optimistic estimates for both reserves and resources, and are illustrated in Figures 5-4

©SPEE (Calgary Chapter)	First Edition — June 30, 2002

5-4	Volume 1 — Reserves Definitions and Evaluation Practices and Procedures

and 5-5. As noted on each figure, the estimates of reserves and resources are mutually exclusive and must not be aggregated.

Specific definitions of resources and reserves are given in the following sections. Detailed guidelines for the estimation of each category follow each section.

Figure 5-2  Discovered Resources.

Figure 5-3  Undiscovered Resources.

Canadian Oil and Gas Evaluation Handbook	©SPEE (Calgary Chapter)

Section 5 — Definitions of Resources and Reserves	5-5

5.2                            Definitions of Resources

The following definitions rely in part on the “Petroleum Resources Classification and Definitions” (2000)’published in draft by the Society of Petroleum Engineers (SPE) and World Petroleum Congress (WPG),

Figure 5-4 Reserves. Each reserves estimate (proved, proved + probable, proved + probable + possible) Is mutually exclusive and must not be aggregated,

Figure 5-5 Contingent and Prospective Resources. Each resources estimate (low, best, and high) is mutually exclusive and must not be aggregated.

5.2.1                  Original Resources

Original resources are those quantities of oil and gas estimated to exist originally in naturally occurring accumulations. They are, therefore, those quantities estimated on a given date to be remaining in known accumulations plus those quantities already produced from known accumulations plus those quantities in accumulations yet to be discovered. Original resources are divided into discovered and undiscovered resources, with discovered resources limited to known accumulations.

©SPEE (Calgary Chapter)	First Edition — June 30, 2002

5-6	Volume 1 — Reserves Definitions and Evaluation Practices and Procedures

5.2.2                  Discovered Resources

Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent resources, respectively.

a.                   Reserves

Those quantities of oil and gas anticipated to be economically recoverable from discovered resources are classified as reserves (see Section 5.4).

Estimated recoverable quantities from known accumulations that are not economic are classified as contingent resources. The definition of economic for an accumulation will vary according to local conditions of prices, costs, and operating circumstances and is left to the discretion of the country or company concerned. Nevertheless, reserves must be classified according to the definitions. In general, quantities must not be classified as reserves unless there is an expectation that the accumulation will be developed and placed on production within a reasonable timeframe.

In certain circumstances, reserves can be assigned to known accumulations even though development might not occur for some time. For example, fields might be dedicated to a long-term supply contract and will only be developed when they are needed to satisfy that contract.

b.                   Contingent Resources

Contingent resources are defined as those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. Contingent resources include, for example, accumulations for which there is currently no viable market.

5.2.3                  Undiscovered Resources

Undiscovered resources are defined as those quantities of oil and gas estimated on a given date to be contained in accumulations yet to be discovered, The estimated potentially recoverable portion of undiscovered resources is classified as prospective resources.

Canadian Oil and Gas Evaluation Handbook	©SPEE (Calgary Chapter)

Section 5 — Definitions of Resources and Reserves	5-7

a.                   Prospective Resources

Prospective resources are defined as those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. They are technically viable and economic to recover.

5.2.4                  Discovered and Undiscovered Unrecoverable Resources

Unrecoverable resources, whether discovered or undiscovered, are neither technically possible nor economic to produce. They represent quantities of petroleum that are in the reservoir after commercial production has ceased, and in known and unknown accumulations that are not deemed recoverable due to lack of technical and economic recovery processes.

5.2.5                  Resources Categories

Due to the high uncertainty in estimating resources, evaluations of these assets require some type of probabilistic method, Expected value concepts and decision tree analyses are routine; however, in high-risk, high-reward projects, Monte Carlo simulation can be used. In any event, three success cases plus a failure case should be included in the evaluation of the resources. See Section 9 for details on these methods.

a.                   Classification of Resources

When evaluating resources, in particular contingent and prospective resources, the following mutually exclusive categories are recommended;

•              Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term reflects a P90 confidence level

•              Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (most likely/mode, P50/median, or arithmetic average/mean.)

•             High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term reflects a P10 confidence level.

©SPEE (Calgary Chapter)	First Edition — June 30, 2002

APPENDIX B

ABBREVIATIONS, UNITS AND CONVERSION FACTORS

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Appendix B — Page 1

Appendix B — Abbreviations, Units and Conversion Factors

This appendix contains a list of abbreviations found in Sproule reports, a table comparing Imperial and Metric units, and conversion tables used to prepare this report.

Abbreviations

AFE	authority for expenditure
AOF	absolute open flow
APO	after pay out
Bg	gas formation volume factor
Bo	oil formation volume factor
bopd	barrels of oil per day
bfpd	barrels of fluid per day
BPO	before pay out
BS&W	basic sediment and water
BTU	British thermal unit
bwpd	barrels of water per day
CF	casing flange
CGR	condensate gas ratio
D&A	dry and abandoned
DCQ	daily contract quantity
DSU	drilling spacing unit
DST	drill stem test
EOR	enhanced oil recovery
EPSA	exploration and production sharing agreement
FVF	formation volume factor
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water-contact
HCPV	hydrocarbon pore volume
ID	inside diameter
IOR	improved oil recovery
IPR	inflow performance relationship
IRR	internal rate of return
k	permeability
KB	kelly bushing
LKH	lowest known hydrocarbons
LNG	liquefied natural gas

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Appendix B — Page 2

LPG	liquefied petroleum gas
md	millidarcies
MDT	modular formation dynamics tester
MPR	maximum permissive rate
MRL	maximum rate limitation
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
NPV	net present value
OD	outside diameter
OGIP	original gas in place
OOIP	original oil in place
ORRI	overriding royalty interest
OWC	oil-water-contact
P1	proved
P2	probable
P3	possible
P&NG	petroleum and natural gas
PI	productivity index
ppm	parts per million
PSU	production spacing unit
PSA	production sharing agreement
PSC	production sharing contract
PVT	pressure-volume-temperature
RFT	repeat formation tester
RT	rotary table
SCAL	special core analysis
SS	subsea
TVD	true vertical depth
WGR	water gas ratio
WI	working interest
WOR	water oil ratio
2D	two-dimensional
3D	three-dimensional
4D	four-dimensional
1P	proved
2P	proved plus probable
3P	proved plus probable plus possible
[o]API	degrees API (American Petroleum Institute)

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Appendix B — Page 3

Imperial and Metric Units

Imperial Units			Metric Units
M (103)	one thousand	Prefixes	k (103)	one thousand
MM (106)	Million		M (106)	million
B (109)	one billion		T (1012)	one billion
T (1012)	one trillion		E (1018)	one trillion
			G (109)	one milliard
in.	Inches	Length	cm	centimetres
ft	Feet		m	metres
mi	Mile		km	kilometres
ft2	square feet	Area	m2	square metres
ac	Acres		ha	hectares
cf or ft3	cubic feet	Volume	m3	cubic metres
scf	Standard cubic feet
gal	Gallons		L	litres
Mcf	Thousand cubic feet
Mcfpd	Thousand cubic feet per day
MMcf	million cubic feet
MMcfpd	million cubic feet per day
Bcf	billion cubic feet (109)
bbl	Barrels		m3	cubic metre
Mbbl	Thousand barrels
stb	stock tank barrel		stm[3]	stock tank cubic metres
bbl/d	barrels per day		m3/d	cubic metre per day
bbl/mo	barrels per month
Btu	British thermal units	Energy	J	joules
			MJ/m3	megajoules per cubic metre (106)
			TJ/d	terajoule per day (1012)
oz	ounce	Mass	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons
Mlt	thousand long tons
psi	pounds per square inch	Pressure	Pa	pascals
			kPa	kilopascals (103)
psia	pounds per square inch absolute
psig	pounds per square inch gauge
°F	degrees Fahrenheit	Temperature	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	Dollars	k$	thousand dollars

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Appendix B — Page 4

Imperial and Metric Units (Cont’d)

Imperial Units			Metric Units
sec	second	Time	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

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Appendix B — Page 5

Conversion Tables

Conversion Factors — Metric to Imperial

cubic metres (m3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10[3]m3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10[3]m2)	x 0.2471054	= acres
10,000 cubic metres (ha.m)	x 8.107133	= acre feet (ac-ft)
m3/10[3]m3 (@ 101.325 kPaa, 15°C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x	= Btu
0.000948213
megajoules per cubic metre (MJ/m3) (@ 101.325 kPaa,	x 26.714952	= British thermal units per standard cubic foot (Btu/scf)
15°C)		(@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($/10[3]m3)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($/10[3]m3)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($/m3)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m3/m3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres (m3/10[6]m3) (C3)	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
m3/10[6]m3 (C4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
m3/10[6]m3 (C5+)	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres (t/10[6]m3) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m3) (C5+)	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m3) (C5+)	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)

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Appendix B — Page 6

millipascal seconds (mPa.s)	x 1.0	= centipoise

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Appendix B — Page 7

Conversion Tables (Cont’d)

Conversion Factors — Imperial to Metric

barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10[3]m3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10[3]m2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10[4]m3) (ha.m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= 10[3]m3/m3 (@ 101.325 kPaa, 15 C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $/10[3]m3 (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $/10[3]m3 (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $/m3 (average for 30°-50°API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m3/m3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C3)	x 5.6339198	= cubic metres per million cubic metres (m3/10[6]m3)
bbl/MMcf (C4)	x 5.6367593	= (m3/10[6]m3)
bbl/MMcf (C5+)	x 5.6403087	= (m3/10[6]m3)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres (t/10[6]m3)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C5+)	x 161.3577	= millilitres per cubic meter (mL/m3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C5+)	x 134.3584	= (mL/m3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)

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Appendix B — Page 8

centipoises	x 1.0	= millipascal seconds (mPa.s)

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APPENDIX C

PAST AND FUTURE SEISMIC COSTS

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WESTERNZAGROS STUDY AREA & EPSA SEISMIC COSTS

Year	Can $K	2D Line Kms	Comments

2005	$4,044	203	Study Area seismic; does not count towards EPSA Seismic Commitment

2006	$11,372	50	Includes camp construction ($1,645K) and standby / stand-down costs ($1,651K) due to Force Majeure (security issue; EPSA renegotiations)

2007 Jan - July Actual	$8,757	497	Phase 1 program ; includes standby / stand-down ($2,294K) due to Force Majeure (EPSA renegotiations)
Aug - Dec Estimate	$11,583	473	Complete Phase 1 program (total 695 km) plus start Phase 2 (275 km of 550 km program)

2008 Budget	$5,456	275	Complete Phase 2 program (275 km of 550 km program)

Total Seismic	$41,212	1498	Ave Cost = $27.5K/km

Total Commitment Seismic	$37,168	1295	Ave Cost = $28.7K/km
(1150 km)

APPENDIX H — NEW WESTERNZAGROS STOCK OPTION PLAN

WESTERNZAGROS RESOURCES LTD.

STOCK OPTION PLAN

1.     Purpose

  The purpose of the Plan is to provide an incentive to the directors, officers, employees, consultants and other personnel of the Corporation or any of its subsidiaries to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract to and retain in the employ of the Corporation or any of its subsidiaries, persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation.

2.     Definitions and Interpretation

  When used in this Plan, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the respective meanings ascribed to there as follows:

  (a)
  "Black-Out Period" means a period of time imposed by the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation;

  (b)
  "Board of Directors" means the Board of Directors of the Corporation;

  (c)
  "Common Shares" means common shares in the capital of the Corporation and any shares or securities of the Corporation into which such common shares are changed, converted, subdivided, consolidated or reclassified;

  (d)
  "Corporation" means WesternZagros Resources Ltd. and any successor corporation and any reference herein to action by the Corporation means action by or under the authority of its Board of Directors or a duly empowered committee appointed by the Board of Directors;

  (e)
  "Discounted Market Price" means the last per share closing price for the Common Shares on the Exchange before the date of grant of an Option, less any applicable discount under Exchange Policies;

  (f)
  "Exchange" means the TSX Venture Exchange or any other stock exchange on which the Common Shares are listed;

  (g)
  "Exchange Policies" means the policies of the Exchange, including those set forth in the Corporate Finance Manual of the Exchange;

  (h)
  "Insider" has the meaning ascribed thereto in Exchange Policies;

  (i)
  "Option" means an option granted by the Corporation to an Optionee entitling such Optionee to acquire a designated number of Common Shares from treasury at a price determined by the Board of Directors;

  (j)
  "Option Period" means the period determined by the Board of Directors during which an Optionee may exercise an Option, not to exceed the maximum period permitted by the Exchange, which maximum period is five (5) years and ten (10) years from the date the Option is granted based on the Corporation being a Tier 2 Issuer or a Tier 1 Issuer, respectively, other than any permitted extension pursuant to Section 8 due to a Black-Out Period;

  (k)
  "Optionee" means a person who is a director, officer, employee, consultant or other personnel of the Corporation or a subsidiary of the Corporation; a corporation wholly-owned by such persons; or any other individual or body corporate who may be granted an option pursuant to the requirements of the Exchange, who is granted an Option pursuant to this Plan; and

  (l)
  "Plan" shall mean the Corporation's incentive stock option plan as embodied herein and as from time to time amended.

  Capitalized terms in the Plan that are not otherwise defined herein shall have the meaning set out in the Exchange Policy, including without limitation "Consultant", "Employee", "Insider", "Investor Relations Activities", "Management Company Employee", "Tier 1 Issuer" and "Tier 2 Issuer".

  Wherever the singular or masculine is used in this Plan, the same shall be construed as meaning the plural or feminine or body corporate and vice versa, where the context or the parties so require.

3.     Administration

  The Plan shall be administered by the Board of Directors. The Board of Directors shall have full and final discretion to interpret the provisions of the Plan and to prescribe, amend, rescind and waive rules and regulations to govern the administration and operation of the Plan. All decisions and interpretations made by the Board of Directors shall be binding and conclusive upon the Corporation and on all persons eligible to participate in the Plan, subject to shareholder approval if required by the Exchange. Notwithstanding the foregoing or any other provision contained herein, the Board of Directors shall have the right to delegate the administration and operation of the Plan to a committee of directors appointed from time to time by the Board of Directors, in which case all references herein to the Board of Directors shall be deemed to refer to such committee.

4.     Eligibility

  The Board of Directors may at any time and from time to time designate those Optionees who are to be granted an Option pursuant to the Plan and grant an Option to such Optionee. Subject to Exchange Policies and the limitations contained herein, the Board of Directors is authorized to provide for the grant and exercise of Options on such terms (which may vary as between Options) as it shall determine. No Option shall be granted to any person except upon recommendation of the Board of Directors. A person who has been granted an Option may, if he is otherwise eligible and if permitted by Exchange Policies, be granted an additional Option or Options if the Board of Directors shall so determine. Subject to Exchange Policies, the Corporation shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee (as such terms are defined in Exchange Policies) in respect of Options granted to such Optionees.

5.     Participation

  Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect an Optionee's relationship or employment with the Corporation.

  Notwithstanding any express or implied term of this Plan or any Option to the contrary, the granting of an Option pursuant to the Plan shall in no way be construed as conferring on any Optionee any right with respect to continuance as a director, officer, employee or consultant of the Corporation or any subsidiary of the Corporation.

  Options shall not be affected by any change of employment of the Optionee or by the Optionee ceasing to be a director or officer of or a consultant to the Corporation or any of its subsidiaries, where the Optionee at the same time becomes or continues to be a director, officer or full-time employee of or a consultant to the Corporation or any of its subsidiaries.

  No Optionee shall have any of the rights of a shareholder of the Corporation in respect to Common Shares issuable on exercise of an Option until such Common Shares shall have been paid for in full and issued by the Corporation on exercise of the Option, pursuant to this Plan.

6.     Common Shares Subject to Options

  The number of authorized but unissued Common Shares that may be issued upon the exercise of Options granted under the Plan at any time plus the number of Common Shares reserved for issuance under outstanding incentive stock options otherwise granted by the Corporation shall not exceed 10% of the issued and outstanding Common Shares on a non-diluted basis at any time, and such aggregate number of Common Shares shall automatically increase or decrease as the number of issued and outstanding Common Shares changes. The Options granted under the Plan together with all of the Corporation's other previously established stock option plans or grants, shall not result at any time in:

  (a)
  the number of Common Shares reserved for issuance pursuant to Options granted to Insiders exceeding 10% of the issued and outstanding Common Shares;

  (b)
  the grant to Insiders within a 12 month period, of a number of Options exceeding 10% of the outstanding Common Shares; or

  (c)
  the grant to any one (1) Optionee within a twelve month period, of a number of Options exceeding 5% of the issued and outstanding Common Shares.

  Subject to Exchange Policies, the aggregate number of Common Shares reserved for issuance to any one (1) Optionee under Options granted in any 12 month period shall not exceed 5% of the issued and outstanding Common Shares determined at the date of grant (or 2% of the issued and outstanding Common Shares in the case of an Optionee who is an Employee conducting Investor Relations Activities or who is a Consultant (as such terms are defined in Exchange Policies)).

  Appropriate adjustments shall be made as set forth in Section 14 hereof, in both the number of Common Shares covered by individual grants and the total number of Common Shares authorized to be issued hereunder, to give effect to any relevant changes in the capitalization of the Corporation.

  If any Option granted hereunder shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Plan.

7.     Option Agreement

  A written agreement will be entered into between the Corporation and each Optionee to whom an Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the exercise price and any other terms and conditions approved by the Board of Directors, all in accordance with the provisions of this Plan (herein referred to as the "Stock Option Agreement"). The Stock Option Agreement will be in such form as the Board of Directors may from time to time approve, and may contain such terms as may be considered necessary in order that the Option will comply with any provisions respecting options in the income tax or other laws in force in any country or jurisdiction of which the Optionee may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over the Corporation.

8.     Option Period and Exercise Price

  Each Option and all rights thereunder shall be expressed to expire on the date set out in the respective Stock Option Agreement, which shall be the date of the expiry of the Option Period (the "Expiry Date"), subject to earlier termination as provided in Sections 10 and 11 hereof.

  Notwithstanding the foregoing, in the event that the Expiry Date falls within a Black-Out Period or within ten (10) business days immediately after a Black-Out Period ends, the new Expiry Date of the Option shall be ten (10) business days from the date that the Black-Out Period ends.

  Subject to Exchange Policies and any limitations imposed by any relevant regulatory authority, the exercise price of an Option granted under the Plan shall be as determined by the Board of Directors when such Option is granted and shall be an amount at least equal to the Discounted Market Price of the Common Shares.

9.     Exercise of Options

  An Optionee shall be entitled to exercise an Option granted to him at any time prior to the expiry of the Option Period, subject to Sections 10 and 11 hereof and to vesting limitations which may be imposed by the Board of Directors at the time such Option is granted. Subject to Exchange Policies, the Board of Directors may, in its sole discretion, determine the time during which an Option shall vest and the method of vesting, or that no vesting restriction shall exist.

  The exercise of any Option will be conditional upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Common Shares in respect of which the Option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Common Shares with respect to which the Option is being exercised.

  Common Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Common Shares pursuant thereto shall comply with all relevant provisions of applicable securities law, including, without limitation, the 1933 Act, the United States Securities and Exchange Act of 1934, as amended, applicable U.S. state laws, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Common Shares are quoted at any given time. As a condition to the exercise of an Option, the Corporation may require the person exercising such Option to represent and warrant at the time of any such exercise that the Common Shares are being purchased only for investment and without any present intention to sell or distribute such Common Shares if, in the opinion of counsel for the Corporation, such a representation is required by law.

10.   Ceasing to be a Director, Officer, Employee or Consultant

  If an Optionee ceases to be a director, officer, employee or consultant of the Corporation or its subsidiaries for any reason other than death, the Optionee may, but only within ninety (90) days after the Optionee ceasing to be a director, officer, employee or consultant (or 30 days in the case of an Optionee engaged in Investor Relations Activities) or prior to the expiry of the Option Period, whichever is earlier, exercise any Option held by the Optionee, but only to the extent that the Optionee was entitled to exercise the Option at the date of such cessation. For greater certainty, any Optionee who is deemed to be an employee of the Corporation pursuant to any medical or disability plan of the Corporation shall be deemed to be an employee for the purposes of the Plan.

11.   Death of Optionee

  In the event of the death of an Optionee, the Option previously granted to him shall be exercisable within one (1) year following the date of the death of the Optionee or prior to the expiry of the Option Period, whichever is earlier, and then only:

  (a)
  by the person or persons to whom the Optionee's rights under the Option shall pass by the Optionee's will or the laws of descent and distribution, or by the Optionee's legal personal representative; and

  (b)
  to the extent that the Optionee was entitled to exercise the Option at the date of the Optionee's death.

12.   Optionee's Rights Not Transferable

  No right or interest of any Optionee in or under the Plan is assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except by bequeath or the laws of descent and distribution, subject to the requirements of the Exchange, or as otherwise allowed by the Exchange.

  Subject to the foregoing, the terms of the Plan shall bind the Corporation and its successors and assigns, and each Optionee and his heirs, executors, administrators and personal representatives.

13.   Takeover or Change of Control

  The Board of Directors shall have the power, in the event of:

  (a)
  any disposition of all or substantially all of the assets of the Corporation, or the dissolution, merger, amalgamation or consolidation of the Corporation with or into any other corporation or of such corporation into the Corporation, or

  (b)
  any change in control of the Corporation,

  to make such arrangements as it shall deem appropriate for the exercise of outstanding Options or continuance of outstanding Options, including without limitation, to amend any Stock Option Agreement to permit the exercise of any or all of the remaining Options prior to the completion of any such transaction. If the Board of Directors shall exercise such power, the Option shall be deemed to have been amended to permit the exercise thereof in whole or in part by the Optionee at any time or from time to time as determined by the Board of Directors prior to the completion of such transaction.

14.   Anti-Dilution of the Option

  In the event of:

  (a)
  any subdivision, redivision or change of the Common Shares at any time during the term of the Option into a greater number of Common Shares, the Corporation shall deliver, at the time of any exercise thereafter of the Option, such number of Common Shares as would have resulted from such subdivision, redivision or change if the exercise of the Option had been made prior to the date of such subdivision, redivision or change;

  (b)
  any consolidation or change of the Common Shares at any time during the term of the Option into a lesser number of Common Shares, the number of Common Shares deliverable by the Corporation on any exercise thereafter of the Option shall be reduced to such number of Common Shares as would have resulted from such consolidation or change if the exercise of the Option had been made prior to the date of such consolidation or change;

  (c)
  any reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares, or in case of the consolidation, amalgamation or merger of the Corporation with or into any other corporation (other than a consolidation, amalgamation or merger which does not result in a reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or in case of any transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation, at any time during the term of the Option, the Optionee shall be entitled to receive, and shall accept, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the Option, the kind and amount of shares and other securities or property which such holder would have been entitled to receive as a result of such reclassification, change, consolidation, amalgamation, merger or transfer if, on the effective date thereof, he had been the holder of the number of Common Shares to which he was entitled upon exercise of the Option.

  Adjustments shall be made successively whenever any event referred to in this section shall occur. For greater certainty, the Optionee shall pay for the number of shares, other securities or property as aforesaid, the amount the Optionee would have paid if the Optionee had exercised the Option prior to the effective date of such subdivision, redivision, consolidation or change of the Common Shares or such reclassification, consolidation, amalgamation, merger or transfer, as the case may be.

15.   Costs

  The Corporation shall pay all costs of administering the Plan.

16.   Termination and Amendment

  The Board of Directors may amend from time to time or suspend, terminate or discontinue the terms and conditions of this Plan or any outstanding Option granted hereunder by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange. Except as otherwise provided, any amendment to the Plan shall take effect only with respect to Options granted after the effective date of the amendment; provided that it may apply to Outstanding Options with the mutual consent of the Corporation and the Optionee to whom such Options have been granted. The Board of Directors shall have the power and authority to approve amendments relating to the Plan or to Options at any time, without the further approval of the shareholders of the Corporation or any Optionee whose Option is amended or terminated, including, without limitation, to the extent that such amendment:

  (a)
  is necessary to conform this Plan or such Option, as the case may be, to applicable law or regulation or the requirements of the Exchange or any relevant regulatory authority, whether or not such amendment or termination would affect any accrued rights;

  (b)
  is for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

  (c)
  is an amendment to the Plan respecting administration and eligibility for participation under the Plan;

  (d)
  changes the terms and conditions on which Options have been granted pursuant to the Plan, including the re-pricing of such Options and changes to the length of the Option Period;

  (e)
  alters, extends or accelerates the terms of vesting applicable to any Option;

  (f)
  amends or modifies the mechanics for exercising Options, including the addition of a cashless exercise feature; or

  (g)
  is an amendment to the Plan of a "housekeeping nature";

  provided that in case of any alteration, amendment or variation referred to in paragraph (a) and (b) of this Section 16 the alteration, amendment or variation does not:

  (h)
  amend the number of Common Shares issuable under the Plan;

  (i)
  increase an Option Period beyond the maximum period permitted by the Exchange, other than any permitted extension thereto due to a Black-Out Period;

  (j)
  add any form of financial assistance by the Corporation for the exercise of any Option;

  (k)
  result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to an Optionee; or

  (l)
  change the class of eligible participants to the Plan which would have the potential of broadening or increasing participation by Insiders of the Corporation;

  and further provided that

  (m)
  disinterested shareholder approval will be obtained for any reduction in the exercise price of an Option if the Optionee is an Insider of the Corporation at the time of the proposed amendment; and

  (n)
  any Options granted prior to acceptance and approval of such amendments by the Exchange shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance are given.

17.   Applicable Law

  This Plan shall be governed by, administered and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

18.   Prior Plans

  On the effective date (as set out in Section 19 hereof), subject to Exchange approval and, if required, shareholder approval:

  (a)
  the Plan shall entirely replace and supersede prior stock option plans, if any, enacted by the Corporation; and

  (b)
  all outstanding options shall be deemed to be granted pursuant to the Plan.

19.   Effective Date

  This Plan shall become effective as of and from,    •    , 2007.

APPENDIX I — AUDITED BALANCE SHEET OF ACQUISITIONCO

AUDITORS' REPORT

To the directors of 1339971 Alberta Ltd.:

        We have audited the balance sheet of 1339971 Alberta Ltd. as at July 30, 2007. This financial statement is the responsibility of 1339971 Alberta Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, the balance sheet presents fairly, in all material respects, the financial position of 1339971 Alberta Ltd. as at July 30, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"
Houston, Texas September 7, 2007

I-1

1339971 ALBERTA LTD.

BALANCE SHEET

As at July 30, 2007

Assets
Current assets
Receivable from parent company	$1

Total assets	$1

Shareholder's Equity
Share capital	$1

Total shareholder's equity	$1

See accompanying notes.

On behalf of the Board:

(Signed) "David E. Roberts, Jr."	(Signed) "John H. Kousinioris"
Director	Director

I-2

1339971 ALBERTA LTD.

NOTES TO FINANCIAL STATEMENT

1.     INCORPORATION AND FINANCIAL PRESENTATION

  1339971 Alberta Ltd. was incorporated pursuant to the Business Corporations Act (Alberta) on July 30, 2007. 1339971 Alberta Ltd, an indirectly, wholly-owned subsidiary of Marathon Oil Corporation, has not carried on active business since incorporation. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2.     SHARE CAPITAL

  Authorized

  1339971 Alberta Ltd. is authorized to issue an unlimited number of voting common shares and an unlimited number of preferred shares. The common shares are without nominal or par value.

  Issued

	Number of Shares	Consideration
Common shares
Issued on initial organization on July 30, 2007	1	$1

3.     SUBSEQUENT EVENT

  Pursuant to the Arrangement Agreement dated July 30, 2007 ("Arrangement"), the Company will acquire all of the issued and outstanding shares of Western Oil Sands Inc. The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed early in the fourth quarter of 2007.

I-3

APPENDIX J — SECTION 191 OF THE ABCA

SECTION 191 OF THE BUSINESS CORPORATION ACT (ALBERTA)

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

  (b)
  amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

  (b.1)
  amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

  (c)
  amalgamate with another corporation, otherwise than under section 184 or 187,

  (d)
  be continued under the laws of another jurisdiction under section 189, or

  (e)
  sell, lease or exchange all or substantially all its property under section 190.

(2)    A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)    In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)    A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)    A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

  (a)
  at or before any meeting of shareholders at which the resolution is to be voted on, or

  (b)
  if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6)    An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2)

  (a)
  by the corporation, or

  (b)
  by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7)    If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)    Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

  (a)
  at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

  (b)
  within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)    Every offer made under subsection (7) shall

  (a)
  be made on the same terms, and

  (b)
  contain or be accompanied with a statement showing how the fair value was determined.

(10)    A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)    A dissenting shareholder

  (a)
  is not required to give security for costs in respect of an application under subsection (6), and

  (b)
  except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)    In connection with an application under subsection (6), the Court may give directions for

  (a)
  joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

  (b)
  the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

  (c)
  the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

  (d)
  the deposit of the share certificates with the Court or with the corporation or its transfer agent,

  (e)
  the appointment and payment of independent appraisers, and the procedures to be followed by them,

  (f)
  the service of documents, and

  (g)
  the burden of proof on the parties.

(13)    On an application under subsection (6), the Court shall make an order

  (a)
  fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

  (b)
  giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

  (c)
  fixing the time within which the corporation must pay that amount to a shareholder, and

  (d)
  fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)    On

  (a)
  the action approved by the resolution from which the shareholder dissents becoming effective,

  (b)
  the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

  (c)
  the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)    Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)    Until one of the events mentioned in subsection (14) occurs

  (a)
  the shareholder may withdraw the shareholder's dissent, or

  (b)
  the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)    The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)    If subsection (20) applies, the corporation shall, within 10 days after

  (a)
  the pronouncement of an order under subsection (13), or

  (b)
  the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)    Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)    A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due, or

  (b)
  the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

VIEWING AND SOFTWARE FORMATS

        The documents enclosed on this CD-ROM have been stored in Adobe® Acrobat® format. To view the documents, you will require the Adobe® Acrobat® Reader. For your convenience, we have included a link to the Adobe® Website that will allow you to download and install the appropriate version should you require it.

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INDEX

The documents listed below form an integral part of the Information Circular of Western Oil Sands Inc. dated September 14, 2007 (the "Information Circular").

Western Oil Sands Inc.

1.
Western annual information form for the year ended December 31, 2006.

2.
Western audited consolidated annual financial statements for the year ended December 31, 2006.

3.
Western audited consolidated annual financial statements for the year ended December 31, 2005.

4.
Western management's discussion and analysis for the year ended December 31, 2006.

5.
Western management's discussion and analysis for the year ended December 31, 2005.

6.
Western management proxy circular dated May 1, 2007 with respect to the annual general meeting of shareholders held on June 12, 2007.

7.
Western unaudited consolidated interim financial statements for the three and six months ended June 30, 2007.

8.
Western management's discussion and analysis for the three and- six months ended June 30, 2007.

9.
Western material change report dated August 9, 2007 with respect to the proposed transaction with Marathon.

Marathon Oil Corporation

1.
Marathon annual report on Form 10-K for the year ended December 31, 2006 (including management's discussion and analysis).1

2.
Marathon quarterly report on Form 10-Q for the quarter ended June 30, 2007.

3.
Marathon 2007 proxy statement dated March 13, 2007 with respect to the annual meeting of shareholders held April 25, 2007.

4.
Marathon current report on Form 8-K filed September 7, 2007.

5.
Marathon current report on Form 8-K filed August 3, 2007.

6.
Marathon current report on Form 8-K filed May 30, 2007.

7.
Marathon current report on Form 8-K filed May 14, 2007.

8.
Marathon current report on Form 8-K filed April 25, 2007.

9.
Marathon current report on Form 8-K filed March 6, 2007.

10.
Marathon current report on Form 8-K filed February 1, 2007 (Items 5.02 and 8.01 only).

11.
Marathon registration statement on Form 8-A/A filed on July 17, 2007.

Note:

1.
The consolidated financial statements included in Marathon's annual report on Form 10-K for the year ended December 31, 2006 do not reflect the two-for-one split of Marathon Common Stock which was effected in the form of a stock dividend distributed on June 18, 2007 to Marathon shareholders of record at the close of business on May 23, 2007. The consolidated financial statements included in Marathon's current report on Form 8-K filed September 7, 2007 have been retroactively adjusted to reflect the stock split for all periods presented.

LEGAL INFORMATION

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        ADOBE SYSTEMS INCORPORATED DOES NOT ASSUME ANY RESPONSIBILITY WHATSOEVER FOR ANY DAMAGES, WHETHER INCIDENTAL OR CONSEQUENTIAL OR SPECIAL, WHICH MAY RESULT, DIRECTLY OR INDIRECTLY, FROM THE USE OR INSTALLATION OF ADOBE® ACROBAT® READER.

PAPER COPY AVAILABILITY

        If you: (a) are unable to view the documents on the CD-ROM for any reason whatsoever; or (b) would like an identical paper version of any or all of the documents for any reason whatsoever, please contact Western to the attention of Lauren Hill, by e-mail at lhill@westernoilsands.com, by telephone at (403) 233-1723 or by fax at (403) 234-9156, any time prior to the date of the Meeting (as defined in the Information Circular), and a copy of any or all of the documents requested will be provided to you without charge by e-mail or pre-paid mail, at your option. Western will pay all mailing and shipping costs associated with such a request.

Western annual information form for the year ended December 31, 2006

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

COMPOSITION AND QUALIFICATIONS	32
RESPONSIBILITIES AND TERMS OF REFERENCE	33
AUDITOR SERVICE FEES	34
RISKS AND UNCERTAINTIES	35
TRANSFER AGENTS AND REGISTRAR	49
INTEREST OF EXPERTS	49
LEGAL PROCEEDINGS	49
ADDITIONAL INFORMATION	49
GLOSSARY	50
APPENDIX A - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
APPENDIX B - REPORT OF MANAGEMENT ON RESERVES DATA AND OTHER INFORMATION
APPENDIX C - AUDIT COMMITTEE CHARTER

INTRODUCTORY INFORMATION

References in this Annual Information Form to Western Oil Sands Inc. (“Western”, the “Company” or the “Corporation”) includes Western and its material wholly-owned subsidiaries, 852006 Alberta Ltd., Western Oil Sands L.P., Western Oil Development Inc., Western Oil International Holdings Limited and WesternZagros Limited unless the context otherwise requires. Initially capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Glossary.

Unless otherwise indicated, all financial information included and incorporated by reference in this Annual Information Form is determined using Canadian generally accepted accounting principles (“Canadian GAAP”), which differs from generally accepted accounting principles in the United States (“U.S. GAAP”). The notes to Western’s audited consolidated financial statements contain a discussion of the principal differences between Western’s financial results calculated under Canadian GAAP and under U.S. GAAP.

Unless otherwise specified, all dollar amounts are expressed in Canadian dollars, all references to “dollars” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

FORWARD LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating but not limited to Western’s operations, anticipated financial performance, business prospects, proposed expansions and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “could”, “estimate”, “expect”, “intend” “plan”, “potential”, “project” or similar words suggesting future outcomes. We caution readers and prospective investors of the Corporation’s securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks are described more fully under “Risks and Uncertainties” and include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks associated with the size, scope and execution of expansions; risks surrounding the level and timing of capital expenditures required to fulfill Western’s growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansions and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project’s optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks associated with identifying and implementing a downstream solution for upgrading future bitumen volumes, risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we operate or intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments (including ratification of the EPSA) and risks generally associated with international activity. Forward-looking statements are not based on historical facts but rather on the expectation of management of the Corporation (“Management”) regarding the Corporation’s future growth or results of operations, production, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, plans for and results of drilling activity, environmental matters, business prospects and opportunities. These forward-looking statements are made as of the date of the Annual Information Form, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. For additional information relating to risk factors please refer to “Risks and Uncertainties”.

2

WESTERN OIL SANDS INC.

Annual Information Form

CORPORATE STRUCTURE

Western Oil Sands Inc. was incorporated under the Business Corporations Act (Alberta) on June 18, 1999. The Corporation amended its articles on July 27, 1999, October 6, 1999, November 30, 1999, December 22, 1999, December 8, 2000, March 14, 2001 and May 21, 2002 to change its name to Western Oil Sands Inc., to remove its private company restrictions, to amend its share capital to create a class of Non-voting Convertible Equity Shares, to designate a series of Class D Preferred Shares and to fix the rights, privileges, restrictions and conditions attaching to such series and to increase the maximum number of directors permitted, respectively. On June 1, 2005, the Corporation amended its articles to divide the issued and outstanding Class A Shares on a three for one basis, such that each outstanding Class A Share resulted in three outstanding Class A Shares (the “Share Split”).

Western has the following material wholly-owned subsidiaries; 852006 Alberta Ltd. (which together with Western owns Western Oil Sands LP which holds a 20% undivided interest in the Project), Western Oil Development Inc., Western Oil International Holdings Limited and WesternZagros Limited, as shown below:

Western’s head office is located at 2400 Ernst & Young Tower, 440 - Second Avenue S.W., Calgary, Alberta T2P 5E9 and its registered office is located at Suite 3700, 400 Third Avenue S.W., Calgary, Alberta T2P 4H2.

3

GENERAL DEVELOPMENT OF THE BUSINESS

Western is a Canadian corporation formed under the laws of Alberta whose vision is to create shareholder value through the opportunity capture and development of large, world class hydrocarbon resources. Western’s primary asset is its 20 percent undivided interest in the Project. Shell and Chevron are the other Joint Venture Owners, holding a 60 percent and 20 percent interest, respectively. The Owners entered into the Joint Venture Agreement in December of 1999, which together with other ancillary agreements, governs the relationships between the Owners. The base Project, located on the west side of Lease 13, began operations in June 2003 and current production at the Joint Venture level exceeds design rate capacity of 155,000 barrels per day.

In October 2006, Western announced its participation in Expansion 1 of the AOSP. Expansion 1 is a 100,000 barrel per day (20,000 barrels per day net to Western) fully integrated expansion of the existing AOSP facilities, with both new oil sands mining operations on Lease BT 31 and the east side of Lease 13 and associated additional bitumen upgrading at the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support future mining expansions. The AOSP Joint Venture has also recently announced its intention to file applications with the applicable government authorities that would increase permitted upstream productive capacity to 770,000 barrels (154,000 barrels net to Western). At this level, multiple mining expansions of the AOSP would be possible.

Western continues to pursue downstream integration opportunities to maximize value from its growing oil sands resources and undeveloped acreage position. Related to these initiatives, Western intends to explore and pursue alternatives that will realize the full value of our assets and future growth potential. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western’s advisors, Goldman, Sachs & Co and TD Securities Inc., will be assisting in these activities which will involve contacting third parties. The Board of Directors has sanctioned a committee of independent directors to provide oversight to management and the Company’s financial advisors for these activities. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western’s current ongoing business strategy.

Western is also pursuing initiatives related to in-situ and technology development. This includes Western’s participation in the Chevron-operated Ells River Project in the Athabasca region in which Western holds a 20 percent interest. Chevron is planning an evaluation program for the winter of 2007, the results of which will influence the future development strategy and timeline. In 2005 and 2006, Western acquired three leases with potential for in-situ development. Early stage planning for these in-situ leases is underway and includes an evaluation drilling program of approximately 19 wells during the 2006/2007 winter drilling season.

In addition to these three focus areas, Western, through its wholly-owned subsidiary, WesternZagros Limited (“WesternZagros”), negotiated the initial form of an EPSA with the Kurdistan Regional Government (“KRG”), subject to finalization of key terms and ratification by the KRG to comply with expected federal petroleum legislation. The EPSA provided for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.

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NARRATIVE DESCRIPTION OF THE BUSINESS

Western is a Canadian corporation formed under the laws of Alberta that holds a 20 percent undivided ownership interest in the Joint Venture to exploit the recoverable bitumen resources found in certain oil sands deposits located in the Athabasca region including at the Muskeg River Mine. The Muskeg River Mine is Western’s only producing asset at this time. Shell and Chevron hold the remaining 60 percent and 20 percent undivided ownership interests, respectively. The Muskeg River Mine is located in northern Alberta approximately 70 km north of Fort McMurray, Alberta, abutting the Athabasca River and the integrated Scotford Upgrader is situated near Shell’s existing refinery near Fort Saskatchewan, Alberta. The Project, which includes facilities owned by the Joint Venture and third parties, uses established processes to mine oil sands deposits, extract and upgrade the bitumen into synthetic crude oil and vacuum gas oil, or VGO.

The Joint Venture’s asset base has grown rapidly as all Joint Venture Owners were active in 2005 and 2006 in acquiring additional acreage in the Athabasca region which may be suitable for bitumen recovery either through surface mining or in-situ recovery techniques. In 2006, the Joint Venture Owners sanctioned Expansion 1, the first mining expansion of AOSP on portions of Lease BT 31 and the east side of Lease 13. Early stage assessments are underway for subsequent mining expansions of the AOSP on other leases in which Western has the right to participate. Moreover, early drilling is being conducted on leases acquired by both Western and Chevron which may be conducive for in-situ development.

Western is also actively pursuing research and development efforts to add value to existing assets; downstream initiatives to reduce exposure to heavy oil differentials and improve product mix; and identification and evaluation of opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential.

THE ATHABASCA OIL SANDS PROJECT

Mining – Base Operations

Construction of the existing operating Mine and Upgrader was completed in December 2002, at a total capital cost of $5.7 billion ($1.14 billion net to Western). Bitumen production commenced at the Mine in January 2003, reaching commercial levels in June 2003. Ramp up of production at the Project continued through 2004 with average production of approximately 135,500 barrels per day (87 percent of design capacity). Increasing reliability and availability of the Extraction Plant and Upgrader was a focus during 2005, resulting in annual production of approximately 160,000 barrels per day for 2005 (32,000 barrels per day net to Western). During the summer of 2006, the first major planned turnaround of the Mine and Upgrader was completed. Production subsequent to the full turnaround has met or exceeded rates leading up to the turnaround with production in the fourth quarter of 2006 of approximately 177,600 barrels per day (35,520 barrels per day net to Western).

The Project is designed to produce high quality bitumen by surface mining certain Athabasca oil sands deposits and upgrading the extracted bitumen into custom blended petroleum products for sale to conventional refineries where it is used to produce petroleum products. Approximately 300,000 tonnes per day of ore, in addition to approximately 150,000 tonnes per day of overburden, low grade (waste) oil sand and Extraction Plant rejects are mined from the Mine. Approximately 165,000 to 170,000 barrels per day of bitumen is extracted from this ore in the Extraction Plant and with the addition of non-bitumen feedstocks, approximately 190,000 barrels per day of refinery feedstocks and synthetic crude oil blends can be produced by the Upgrader. Western takes in-kind its pro rata share of the various crude oil streams processed through the Upgrader and markets these products independent of the other Joint Venture

5

Owners. Currently, all of Western’s net revenues are derived from petroleum products produced from the Project.

The current operating Project is an integrated oil sands development in which:

•                                          oil sands deposits are mined using open pit techniques at the Mine located on the western portion of Lease 13, which is a truck and shovel mine operation;

•                                          raw bitumen is extracted from the oil sands through processes powered by electrical and thermal energy at the Extraction Plant that is located on the western portion of Lease 13. The extraction process consists of primary extraction and froth treatment stages;

•                                          once extracted, the raw bitumen feedstock is transported from the Mine through a dual pipeline system to the Scotford Upgrader located near Fort Saskatchewan, Alberta;

•                                          at the Upgrader, the bitumen feedstock is distilled to recover diluent, and then undergoes a hydro-conversion process with integrated hydro-treating to generate suitable product streams; and

•                                          after the bitumen has been upgraded, it is sold as refinery feedstock to North American refineries. Vacuum gas oil is sold to Shell Canada’s Scotford Refinery, which is adjacent to the Scotford Upgrader, for further processing. A dual pipeline system connects the Scotford Upgrader to certain third party pipelines in Edmonton, Alberta.

Operating Activities

As of February 2007, the Project has been in commercial operation for almost four years. The maturation of the Project has proceeded without major incident but for the fire that occurred at the Mine on January 6, 2003 during the start-up and commissioning. Repairs were completed and start-up recommenced on April 4, 2003 with the Project achieving fully integrated operations between the Mine and the Scotford Upgrader on April 19, 2003. This incident resulted in the submission of insurance claims pursuant to various policies both by the Project and Western itself. See “Narrative Description of the Business - General Corporate Information - Insurance”.

On June 1, 2003, Western reported the start of commercial operations as all aspects of the facilities became fully operational and the Project achieved 50 percent of the stated design capacity of 155,000 barrels per day. Since the commencement of commercial production, ramp-up continued uninterrupted for 2003, with production increases each quarter. Production ramped-up at the Mine and by the end of 2003, which was nine months after start-up, the Project was operating at 89 percent of design capacity.

Production averaged slightly over 135,500 barrels per day (27,100 barrels per day net to Western) in 2004 which was a 15 per cent increase in daily production from the prior year. Successive gains in production were achieved during 2004 until the fourth quarter when two minor operational upsets occurred. Operations were brought to full capacity at both the Mine and Upgrader upon completion of these repairs. Design and other operational changes were enacted to prevent future occurrence of this type of minor upset. Full production at both the Mine and the Upgrader re-commenced on January 30, 2005.

In 2005, the Project and Western itself achieved many operational and financial records. Successive quarterly production records were established in the second, third and fourth quarters reaching a level of 178,000 barrels per day (35,600 barrels net to Western) which lead to a record annual production of 160,000 barrels per day (32,000 barrels per day net to Western). During 2006, Albian became the first

6

company in Canada to become ISO 14001 certified under the new standards and achieved one year without a lost time incident on July 1, 2006. July 5th of that year marked four million person hours without a lost time incident. Financially, records were established in revenue, net income and cash flow. The strong financial performance resulted in Western aggressively repaying amounts owed under its Revolving Credit Facility. These solid results, both operationally and financially, set the stage for continued operational stability and profitability for the Project and Western.

Early in 2006, a longitudinal tear in the conveyor belt used to transport bitumen ore from the primary crushers at the Mine to the Extraction Plant occurred resulting in an unplanned slowdown at the Mine. The Project operated at approximately one-third of stated design rates while the replacement belt was prepared for installation. The installation was completed with production curtailed for three weeks. Full production resumed on March 20, 2006 and, subsequent to this repair to the end of the first quarter of 2006, production averaged 34,000 barrels per day net to Western (compared to the design rate of 31,000, net to Western).

In May 2006, the Project undertook its first major turnaround of all of the units at the Mine and the Upgrader with full production resuming in mid-July 2006. Following the initial cleaning and inspection of the equipment, it was determined that additional maintenance and repair work at the Upgrader was required in order to remove large amounts of coke from the reactor vessels and to complete other work to enhance long-term performance. The turnaround period totalled 56 days. As a result of the full turnaround, production was reduced, averaging 15,540 barrels per day net to Western for the second quarter of 2006. Operating expenses increased significantly due to the associated expenses incurred with the turnaround. Following the turnaround, production exceeded rates achieved leading up to the turnaround. Further reliability and minor production optimization activities over the next several years are expected to result in sustained production of approximately 200,000 barrels per day.

Noteworthy 2006 milestones include:

•           production of over 183 million barrels of bitumen in just over three and a half years of operation;

•           successful completion of the first major planned turnaround;

•                                          record stream day bitumen production rate of nearly 219,000 barrels achieved in the fourth quarter of 2006 (post-turnaround);

•           near record cash flow from operations for Western despite a two month turnaround process;

•           Muskeg River Mine expansion permit approval in December 2006; and

•                                          only one lost time injury accident resulting in a record Lost Time Injury Frequency (“LTIF”) factor for the Project of 0.02 per 200,000 man hours.

The Project’s demonstrated ability to safely extract, transport and process significant volumes of bitumen provides comfort that production targets established by the Joint Venture (which could see production range between 180,000 to 200,000 barrels per day in the next several years) are attainable. These production goals will be achieved through the systematic implementation of production optimization activities primarily at the Upgrader.

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Operating costs for 2006 were $28.38 per processed barrel, or $24.50 excluding turnaround costs, up from $22.06 per processed barrel in 2005, largely due to inflationary impacts to labour and associated with the robust commodity market, partially offset by lower natural gas costs.

Financing Activities

Western has used a combination of debt and equity capital to fund its share of Project capital costs associated with construction and its share of operating costs. Western’s credit position has improved significantly over the last several years as excess free cash flow has been aggressively applied to reduce its revolving bank facilities. The following outlines key financing activities undertaken by the Corporation in the last three years up to and including fiscal 2006:

•               a $68 million bought-deal equity offering consisting of 6,000,000 Common Shares at a price of $11.33 per share (adjusted to reflect the Share Split) was completed on April 8, 2004;

•               in March 2005, Western successfully refinanced its $100 million Senior Credit Facility by the assumption of this full amount into Western’s Revolving Credit Facility, thereby increasing the Revolving Credit Facility to $340 million (although only $305 million could be drawn due to covenant restrictions in Western’s note indenture). The additional $100 million is subject to the same terms and conditions as those contained in the Revolving Credit Facility;

•               in October 2005, Western successfully amended its $340 million Revolving Credit Facility with respect to lower pricing or spreads on both drawn and un-drawn allocations to reflect Western’s improved credit position. Western also amended the structure of the Revolving Credit Facility from a 364-day revolver with a two year term-out provision for non-revolving allocations to a three-year revolving facility extendible annually at the lenders’ discretion;

•               during 2006, Western successfully re-financed its share of the Hydrogen Manufacturing Unit Credit Facility to bring the financing terms in line with the terms of Western’s Revolving Credit Facility whereby financing rates charged are a function of a financial covenant; and

•              debt credit facilities increased by $35 million during the course of fiscal 2006 (which resulted in full access to Western’s $340 million Revolving Credit Facility) to partially finance $312 million in capital expenditures.

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Production History

The following table sets forth certain information in respect of production, product prices received, royalties, production costs and netbacks received by Western for its synthetic crude oil production for each quarter of its most recently completed financial year:

	Three Months Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Average Daily Production - dry bitumen basis (bbl/day)	25,945	15,540	32,836	35,515

Average Net Prices Received ($Cdn/bbl)	79.38	96.95	90.04	70.69

Royalties ($Cdn/bbl)	0.27	0.51	0.51	0.36

Operating Expenses ($Cdn/bbl)	27.38	63.28	22.00	20.34

Feed stocks ($Cdn/bbl)	19.79	29.63	21.76	12.92

Netback Received ($Cdn/bbl)(2)	31.94	3.53	45.77	37.08

Notes:

(1)           All per barrel amounts are stated on a dry production bitumen basis.

(2)           Netback is calculated as oil sands revenue less royalties, operating expenses and feedstocks on a per barrel of production basis.

Production Estimates

Western estimates that bitumen production from the AOSP will be between 165,000 to 175,000 barrels per day (33,000 to 35,000 barrels per day, net to Western) for 2007. Production from the Project accounts for 100 percent of Western’s estimated production in 2007. See “Forward-Looking Information” and “Risks and Uncertainties”.

Expansion 1

A key strategic milestone for the AOSP was the sanctioning of Expansion 1 in the fourth quarter of 2006, the first major expansion of the AOSP. This expansion represents the first of several anticipated expansions of the AOSP over the next 10 to 15 years. Expansion 1 is a 100,000 barrel per day (20,000 barrels per day net to Western) fully integrated expansion of the existing Project facilities, with both new oil sands mining operations on Lease BT 31 and the east side of Lease 13 and associated additional bitumen upgrading using similar process as that of the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support future mining expansions. The capital cost estimate for Expansion 1 is approximately $11.2 billion ($2.2 billion net to Western), with contingencies and Owners’ costs representing a significant portion of this estimate.

Expansion 1 is the first phase in the long-term AOSP’s goal to construct a series of similar 100,000 barrel per day expansions that could result in production capacity of the AOSP surpassing 770,000 barrels per day from mining operations alone in the next seven to ten years. This “building-block” strategy has several competitive advantages including economies of scale in engineering design, procurement of components and materials and labour retention.

Of the total $11.2 billion capital cost estimate, approximately 77 percent represents component and labour costs, 20 percent represents the combination of Owners’ costs and contingencies (the majority of which are contingency related) with the remaining three percent comprised of inflation adjustments. As at the

9

end of 2006, Western had incurred $222.8 million on the Expansion 1 in respect of its 20 percent interest. Long-lead items such as the reactors have been ordered to ensure the Project maintains its cost and schedule. First production from the upstream operations north of Fort McMurray is anticipated in late 2009 with first production of synthetic oil from the Upgrader towards the end of 2010. As part of Expansion 1, Kinder Morgan will be expanding the Corridor pipeline that connects the extraction and ore preparation facilities near Fort McMurray to the upgrading facilities outside of Edmonton. The pipeline expansion will include construction of a 42 inch diameter pipeline to parallel the existing dual pipeline system. The 24 inch line which is currently transporting the diluted bitumen will be reversed to become the diluent return line. The existing 12 inch line which currently fulfills this purpose will be taken out of the pipeline rate base and used by the pipeline owner for its own purposes. The expanded Corridor pipeline will be dedicated exclusively for the benefit of the Joint Venture Owners and is sized to facilitate the transportation of diluted bitumen for the next several expansions.

As currently designed, expansion plans would result in the AOSP’s production from mining operations increasing from 180,000 to 200,000 barrels per day upon the completion of minor production optimization initiatives to 770,000 barrels per day (154,000 barrels per day net to Western) by 2015. See “Forward-Looking Information” and “Risks and Uncertainties”.

Expansions 2 and 3

In addition to Expansion 1, the Owner’s longer term optimization plan includes development of additional resources associated with the Jackpine Mine. Resources associated with Expansion 2 and 3 would support two discrete trains of approximately 100,000 barrels per day of bitumen production. This additional production of 200,000 barrels per day from Expansions 2 and 3 is anticipated in the 2013-2014 timeframe.

Mining expansions of the AOSP beyond Expansion 1 at the Joint Venture level will be limited only to upstream or mining operations. The Joint Venture Owners have contemplated combining Expansions 2 and 3 in order to achieve greater economies of scale and accelerate the production profile of future expansions.

Shell will be filing with applicable government authorities an application that will enable the AOSP to mine up to 770,000 barrels per day (154,000 barrels per day net to Western). The permitting capacity under this application also involves resources on Leases 88, 89 and 9 which are associated with Expansions 3, 4 and 5 (described below). This permit does not consider any future development of leases recently acquired by Shell which are located north of Lease 9 which have not been formally evaluated to this point. This additional acreage, should recoverable resources be found on them, could have the potential to support two additional expansions of the AOSP.

Completion of Expansions 2 and 3 is subject to a number of risks and uncertainties and constitutes forward-looking information. See “Forward-Looking Information” and “Risks and Uncertainties.

Expansions 4 and 5

With the mining leases owned by Joint Venture Owners under the Participation and AMI Agreement, it is estimated that sufficient resources exist to support expansions beyond the first three phases. Following Expansions 1, 2 and 3, the Owner’s longer term optimization plan involves development of additional resources associated with the Pierre River Mine which initially will be located on the west side of the Athabasca River on Lease 9. As further core-hole drilling is completed to delineate the resource potential of the Pierre River Mine, Western believes that two additional 100,000 barrels per day (20,000 barrels per day net to Western) expansions of the AOSP (Expansions 4 and 5) may be supported. The

10

regulatory permit application referred to above would address these volumes. An active core hole drilling program is planned on Lease 17 and any recoverable resource established for this lease would form part of the Pierre River Mine. At this point, no formal evaluation has been completed on Lease 17.

As additional acreage is acquired and evaluated, future expansions will be included as part of the Project should the Owners choose to participate. It is anticipated that the Owners will undertake the following activities as part of their longer term optimization plan:

•               evaluation of additional mineable leases acquired recently by Shell in the Athabasca region, namely Leases 15, 309, 310, 350, 351, 631 and 632;

•               evaluation drilling on the substantial land base acquired by both Chevron and Western. Chevron acquired approximately 75,000 acres in 2006 while Western acquired over 21,000 acres in 2006 which may support in-situ development. Western’s view is that the Ells River Project could contain bitumen in place (with pay thickness of greater than 18 metres) suitable for in-situ development in excess of 7.4 billion barrels (approximately 1.5 billion barrels net to Western). Based on this estimate, production from the Ells River Project, combined with volumes from Western’s in-situ project (in which the Company holds an average 64 per cent land interest), could support production in excess of 50,000 barrels per day net to Western; and

•               analyses of processes and/or equipment that will result in a reduction of unit operating costs in the extraction process for both mineable and in-situ resources along with the dependency on natural gas, together with assessments of procedures and/or introduction of equipment designed to increase the production throughput of the facilities for a significantly lower capital intensity than an initial construction project.

Taken as a whole, forecasted expansion plans for both in-situ and mining operations would increase Western’s total bitumen production to more than 200,000 barrels per day within the next 15 to 20 years. The timing and details of any expansion will be subject to the outcome of future evaluations of economics, market needs, regulatory requirements and sustainable development considerations. There can be no assurance that any expansion will proceed on the basis contemplated or at all. See “Forward-looking Information” and “Risks and Uncertainties”.

Regulatory Approvals

On April 23, 2004, Western announced that the AOSP received approval from both the provincial and federal government cabinet for the first phase of the Jackpine Mine in the Athabasca oil sands region of northern Alberta. Since these approvals have been received, the Owners have advanced the continuous construction scenario and filed a regulatory permit in April 2005, which included a revision to the existing Mine permit to accommodate certain de-bottlenecking volumes as well as the first phase of the Jackpine Mine expansion. With permits in place and those recently filed, the goal is to produce 300,000 barrels per day by the end of 2009. The first expansion phase intends to extract resources from portions of Lease BT 31 and the east side of Lease 13 and includes a mining and extraction facility. The Project received the final necessary regulatory approval on December 21, 2006 to mine from the Expansion 1 area.

In addition, Western announced that the Joint Venture is preparing an omnibus regulatory permit that, once submitted and approved, would enable the Project to produce 770,000 barrels per day (154,000 barrels per day net to Western). It is envisioned that this permit will be submitted during 2007 with the expectation that approval will be received in mid-2009. This will increase the approved permitting

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capacity of the Joint Venture by 300,000 barrels per day over the 470,000 barrels per day originally in place. The incremental 300,000 barrels per day can be allocated into a further 100,000 barrels per day at the Jackpine Mine area with an incremental 200,000 barrels per day allocated for the Pierre River Mine. It is currently envisioned that this permitting capacity would be sufficient for the first five mining expansions of the AOSP.

The timing and receipt of regulatory approvals is subject to certain risks and uncertainties. See “Forward-Looking Information” and “Risks and Uncertainties”.

Reserves, Resources and Land Position

Reserves

Lease 13 encompasses 49,872 acres and lies within the mineable oil sands area of the Athabasca deposits. Bitumen has been extracted from the west side of Lease 13 for nearly three years. The operating Mine covers a 121 square kilometre portion of the western portion of Lease 13. Bitumen production from the east side of Lease 13 is anticipated to occur in 2009 with synthetic oil from the upgrading facilities sometime during 2010.

GLJ Petroleum Consultants Ltd. (“GLJ”) prepared a reserve report dated February 7, 2007 (the “GLJ Reserves Report”) which evaluated the reserves attributable to Western as of December 31, 2006. The combination of the Muskeg River Mine and the Jackpine Mine has been estimated by GLJ to contain approximately 577 million barrels of working interest oil reserves. Of this total approximately 496 million barrels net to Western are proved reserves while 81 million barrels net to Western are considered probable reserves. Based on GLJ’s forecasted AOSP’s undiluted bitumen production rate of 175,000 barrels per day for 2007, the proved plus probable reserves have a reserve life index of 44 years.

The following table below outlines the Joint Venture’s proved and probable reserves on Lease 13 as estimated by GLJ.

Proved and Probable Synthetic Crude Oil Reserves	Total (MMbbls)	Western’s Share (MMbbls)

Joint Venture (Reserves)
Muskeg River Mine (Western portion of Lease 13)	1,545	309
Jackpine Mine (Eastern portion of Lease 13)	1,339	268
Total Reserves	2,884	577

The tables below summarize the upgraded bitumen reserves (“synthetic crude oil”) and the value of future net revenue attributable to Western’s ownership as evaluated in the GLJ Reserves Report. Synthetic crude oil reserves do not include blendstock volumes. The information set forth below relating to Western’s reserves constitutes forward-looking information which is subject to certain risks and uncertainties. See “Forward-Looking Information” and “Risks and Uncertainties”.

All evaluations of future revenue are after the deduction of future income tax expenses, unless otherwise noted in the tables, royalties, development costs and production costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenues contained in the following tables do not necessarily represent the fair market value of the Corporation’s reserves. There is no assurance that the forecast price and cost assumptions contained in the GLJ Reserves Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are included in the GLJ Reserves

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Report. The recovery and reserves estimates attributable to Western’s ownership in the Project are estimates only. Actual reserves may be greater or less than those calculated.

It is noted that the accuracy of any reserve estimate, especially when based on volumetric analysis, is a function of the quality of available data and of engineering interpretation and judgment. While reserve estimates presented herein are considered reasonable, performance subsequent to the date of the estimate may justify their revision, either upward or downward. The GLJ Reserves Report presents net revenue projections prepared for the reserves attributable to the ownership interest of Western along with a discussion of the evaluation.

Summary of Reserves as at December 31, 2006

	Constant Prices and Costs		Forecast Prices and Costs
	Synthetic Crude Oil		Synthetic Crude Oil
	Gross (MMbbl)	Net (MMbbl)	Gross (MMbbl)	Net (MMbbl)
Proved Developed Producing	268	242	268	244
Proved Developed Non-Producing	7	6	7	6
Proved Undeveloped	221	202	221	204
Total Proved	496	450	496	454
Total Probable	81	72	81	71
Total Proved Plus Probable	577	522	577	525

Net Present Values of Future Net Revenue

Based on Constant Prices and Costs

	Before Deducting Incomes Taxes		After Deducting Income Taxes
				Discounted at
	Undiscounted (MM$)	Discounted at 10% (MM$)	Undiscounted (MM$)	10% (MM$)
Proved Developed Producing	8,402	3,449	6,347	2,763
Proved Developed Non-Producing	294	141	203	93
Proved Undeveloped	4,874	41	3,438	(129)
Total Proved	13,570	3,631	9,988	2,726
Total Probable	3,190	902	2,258	654
Total Proved Plus Probable	16,760	4,533	12,247	3,381

The following tables present the estimated future net revenue attributable to Western, as set forth in the GLJ Reserves Report:

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Total Future Net Revenue (Undiscounted)

Based on Constant Prices and Costs

						Future		Future
						Net		Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	29,666	2,709	9,447	3,940	—	13,570	3,581	9,988
Total Proved Plus Probable	34,517	3,279	10,288	4,191	—	16,760	4,513	12,247

Future Net Revenue by Production Group

Based on Constant Prices and Costs

The future net revenue before income taxes and discounted at 10% per year in respect of the total proved and total proved plus probable synthetic crude oil reserves attributable to Western’s ownership interest in the Project as at December 31, 2006 are $3,631 million and $4,533 million, respectively, based on constant prices and costs.

Net Present Values of Future Net Revenue

Based on Forecast Prices and Costs

	Before Deducting Income Taxes					After Deducting Income Taxes
	Discounted At					Discounted At
	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Proved Developed Producing	7,684	4,561	3,049	2,239	1,762	5,819	3,569	2,470	1,873	1,515
Proved Developed Non-producing	281	196	127	80	49	192	131	81	47	25
Proved Undeveloped	4,699	1,059	(220)	(706)	(898)	3,292	617	(343)	(718)	(871)
Total Proved	12,663	5,816	2,957	1,613	913	9,303	4,317	2,208	1,201	668
Total Probable	3,554	1,616	912	607	451	2,510	1,158	669	459	352
Total Proved Plus Probable	16,217	7,432	3,868	2,220	1,365	11,813	5,475	2,877	1,660	1,020

Total Future Net Revenue (Undiscounted)

Based on Forecast Prices and Costs

						Future		Future
						Net		Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs	Taxes	Taxes	Taxes
	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)	(MM$)
Total Proved	34,799	3,012	14,149	4,975	—	12,663	3,360	9,303
Total Proved Plus Probable	40,954	3,737	15,267	5,373	—	16,217	4,404	11,813

Future Net Revenue by Production Group

Based on Forecast Prices and Costs

The future net revenue before income taxes and discounted at 10% per year in respect of the total proved and total proved plus probable synthetic crude oil reserves attributable to Western’s ownership interest in the Project as at December 31, 2006 are $2,957 million and $3,868 million, respectively, based on forecast prices and costs.

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Reconciliation of Net Reserves by Principal Product Type

Based on Constant Prices and Costs

Both fiscal 2006 and 2005 represent full years of production. The following table sets forth a reconciliation of the changes in Western’s bitumen reserves as at December 31, 2006 against such reserves as at December 31, 2005 based on the constant price and cost assumptions set forth in Note 8 below:

	Synthetic Crude Oil
			Net Proved Plus
	Net Proved	Net Probable	Probable
	(MMbbl)	(MMbbl)	(MMbbl)
At December 31, 2005	186	109	295
MRM Extension	79	(73)	6
Improved Recovery	—	—	—
Technical Revisions	—	2	2
Discoveries	—	—	—
AOSP Expansion 1 Addition	202	42	244
Dispositions	—	—	—
Economic Factors	(7)	(8)	(15)
Production	(10)	—	(10)
At December 31, 2006	450	72	522

Reconciliation of Changes in Net Present Values of Future Net Revenue

Discounted at 10% Based on Constant Prices and Costs

The following table sets forth changes between future net revenue estimates attributable to net proved reserves as at December 31, 2006 against such reserves as at December 31, 2005:

(MM$)
Estimated Future Net Revenue at December 31, 2005	2,575

Sales and Transfers of Oil and Gas produced, Net of Production Costs and Royalties	(339)
Net Change in Prices, Production Costs and Royalties to Future Production	(232)
Changes in Previously Estimated Development Costs Incurred During the Period	66
Changes in Estimated Future Development Costs	(256)
Extensions and Improved Recovery	507
Discoveries	—
Acquisitions of Reserves	41
Dispositions of Reserves	—
Net Change Resulting from Revisions in Quantity Estimates	—
Accretion of Discount Pre Tax	334
Net Change in Income Taxes	30
Changes Resulting from Technical Revisions	—
Estimated Future Net Revenue at December 31, 2006	2,726

Notes:

(1)           Reserve definitions consistent with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) have been used in the GLJ Reserves Report, where:

“Proved” reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. The targeted level of certainty under a specific set of economic conditions is at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves

“Proved Undeveloped” reserves are those reserves expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

“Probable” reserves are those reserves that are less certain to be recovered than proved reserves.

“Proved Plus Probable” reserves include those additional reserves that are less certain to be recovered than proved reserves. The targeted level of certainty under a specific set of economic conditions is at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

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(2)           Project reserves associated with the Muskeg River Mine are all classified as “developed”. The proved non-producing reserves relate to recovery factor and capacity improvements associated with de-bottlenecking capital investments. Although the capital is significant relative to the cost of drilling a well, classifying the non-producing reserves as undeveloped is not considered appropriate for this particular Mine. All of the reserves associated with the AOSP Expansion 1 are classified as undeveloped reserves given the significant capital investment to bring them to production. Western’s share of the capital costs associated with AOSP Expansion 1 is estimated at approximately $2.2 billion.

(3)           Although preliminary resource base assessments have been conducted on some of the leases held through the Joint Venture, no reserves have been attributed to Leases 88, 89, 90, 9, 15, 17, 309, 310, 351, 352, 631, and 632.

(4)           Reserves are stated on a synthetic crude oil basis. This recognizes that intrinsic in the Project’s operations, bitumen production from the Mine receives an uplift as a result of the hydrotreating/hydroconversion process. GLJ has used an uplift of two percent on the total proved reserves and three percent on the probable reserves

(5)           The oil price forecasts reflect total revenues associated with the output from the Upgrader less the purchase costs associated with feedstock. Changes to the product mix and associated feedstock composition will occur relative to what they have been. In the constant price case, GLJ estimates the oil pricing to be the December 31, 2006 Edmonton Par less $7.87/bbl in 2006, reflecting the average December 2006 offset to Edmonton Par for each feedstock product and marketable product stream and anticipated composition of feedstock and sales. Western’s sales mix is a combination of heavy and light materials. Each product type trades at either a premium or discount to an appropriate benchmark based on the crude qualities. In the forecast price case, these offsets change based on the forecasted prices of the underlying commodity. For the purpose of 2007 in the forecast case, GLJ estimates the oil pricing to be Edmonton Par less $8.85/bbl.

(6)           Bitumen production has been forecast by GLJ to be 163,000 barrels per day in 2007 in the total proved category growing to 265,000 barrels per day by 2014 in the total proved category. In the proved plus probable case, production is forecast to grow from a rate of 175,000 barrels per day in 2007 to an average rate of 290,000 barrels per day by 2014. The incremental production for the probable reserves reflect the current mine plan as well as improved extraction recovery relative to the proved category. Significant increase under each scenario reflects the addition of production from the AOSP Expansion 1.

(7)           Royalties are paid at the Mine boundary using a deemed bitumen revenue. In the constant price case, GLJ has used a bitumen price of $39.00/bbl based upon the December 2006 offset and a posted December 31, 2006 price for LLB Crude Oil at Hardisty. In the forecast price case, GLJ has deducted $0.50/bbl to GLJ’s price for 12 degree heavy oil at Hardisty to reflect historic royalty calculations. The capital expense base for the Project at December 31, 2006 is estimated at $1,650 million.

(8)           The constant price reflects December 31, 2006 prices of $67.58/bbl Edmonton Par oil, $47.62/bbl LLB Crude Oil at Hardisty, $6.07/MMBTU gas and zero inflation. In the forecast price assumptions, the following GLJ price forecast was used:

		Exchange	WTI Crude Oil at	Light, Sweet Crude Oil at	Heavy Crude Oil	Alberta Plant
	Inflation	Rate	Cushing Oklahoma	Edmonton (40 API, 0.3% S)	(12 API) at Hardisty	Spot Gas
Year	(%)	($US/$Cdn)	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($/MMBTU)
2007	2.0	0.87	62.00	70.25	39.25	7.00
2008	2.0	0.87	60.00	68.00	40.00	7.25
2009	2.0	0.87	58.00	65.75	39.75	7.55
2010	2.0	0.87	57.00	64.50	39.75	7.60
2011	2.0	0.87	57.00	64.50	40.25	7.65
2012	2.0	0.87	57.50	65.00	41.50	7.95
2013	2.0	0.87	58.50	66.25	42.50	8.10
2014	2.0	0.87	59.75	67.75	43.50	8.30
2015	2.0	0.87	61.00	69.00	44.25	8.50
2016	2.0	0.87	62.25	70.50	45.25	8.65
2017	2.0	0.87	63.50	71.75	46.00	8.85
2018+	2.0	0.87	2.0%/yr	2.0%/yr	2.0%/yr	2.0%/yr

In consideration of oil sands mining cost pressures, rather than the Projected inflation of 2.0 percent above, GLJ assumed a 5.0 percent inflation factor for the upstream or bitumen production component of the project during the period 2007 through 2009, 4.0 percent in 2010, 3.0 percent in 2011 followed by 2.0 percent thereafter.

(9)           Western’s weighted average historical realized price for 2006 was $60.51 per synthetic barrel sold. Western had no crude oil hedges in place during 2006.

(10)         GLJ is an independent qualified reserves evaluator appointed pursuant to NI 51-101.

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Future Development Costs

The following table sets forth the future development costs associated with the development of Western’s reserves as set forth in the GLJ Reserves Report.

	Total Proved	Total Proved	Total Proved Plus
	Estimated Using	Estimated Using	Probable Estimated
	Constant Prices and	Forecast Prices and	Using Forecast
	Costs	Costs	Prices and Costs
	(MM$)	(MM$)	(MM$)
2007	603	625	626
2008	763	821	824
2009	549	608	611
2010	282	313	325
2011	69	82	91
Total for all years of reserve life, undiscounted	3,940	4,975	5,373
Total for all years discounted at 10%/year	2,342	2,663	2,745

Western intends to finance these development costs through a combination of free cash-flow from operations together with existing banking facilities and incremental debt financings. To the extent that bank facilities or other debt financings increase, costs associated with this borrowing would likely be similar to the rates that have been incurred in the prior years. This anticipated financing strategy would not affect the reserve balances nor the estimated future net revenue associated with these reserves listed above.

Undeveloped Reserves

The entire volume of undeveloped reserves relates to Expansion 1. During 2006, all Joint Venture Owners sanctioned the construction of Expansion 1. It is anticipated that the capital costs associated with this expansion will be approximately $11.2 billion (approximately $2.2 billion net to Western). This construction effort will take place over several years with first oil from the mine operations anticipated to occur during 2009. Two separate crude streams are expected to be produced from this expansion. One stream will be a heavy synthetic oil similar to the heavy synthetic stream currently produced from the base operations, while a second stream will be light sour synthetic oil. It is currently envisioned that VGO will not be produced with this expansion as the Scotford Refinery, which takes the VGO as feedstock from the base operations, does not have the capacity to take further VGO volumes.

Costs Incurred

The following table sets forth costs incurred by Western in respect of the Project for the year ended December 31, 2006:

Property Acquisition Costs
(MM$)			Exploration Costs	Development Costs
Proved Properties	Unproved Properties		(MM$)	(MM$)
nil	$25.0	(1)	Nil	$251.1	(2)

Notes:

(1)           Represents amounts spent on in-situ land acquisitions for both Western’s interest in Chevron’s Ells River Project as well as Western’s operated in-situ properties.

(2)           Includes $184.6 million incurred to fund Western’s commitments pursuant to the first phase of Expansion 1.

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Abandonment and Reclamation Costs

Western has abandonment and reclamation liabilities relating to the Mine, Upgrader and related facilities. Western estimates the abandonment liability, net of salvage, for these assets with consideration given to the expected cost to abandon and reclaim the lands and facilities. These estimates are based on prevailing industry conditions, regulatory requirements and past experience. The value is determined by Western first estimating the anticipated timing and amount of net cash outflows using third party costs for future dismantlement and site restoration. These future payments are then present valued using a credit adjusted risk free rate appropriate for Western.

The liability is estimated in the period in which the liability is incurred. These estimates are prepared annually and adjustments are made quarterly for material changes in the amount of the liability or the timing of abandonment. Where material differences are identified, adjustments to the liabilities or accretion expense are made on a prospective basis.

Western’s share of the present value of abandonment and reclamation costs that require recognition in its financial statements at December 31, 2006 is $20.8 million ($85.1 million undiscounted). These liabilities relate to Western’s 20 percent working interest in the Project’s future dismantlement costs and site restoration costs for the Mine, Upgrader and related facilities. GLJ has not included any abandonment and reclamation costs in the GLJ Report. The Corporation’s share of the asset retirement obligation at December 31, 2006 was approximately $20.8 million which is less than one per cent of the total discounted cash flows of the proved plus probable reserves under the constant pricing case. Western does not anticipate any material expenditures relating to abandonment and reclamation during the next three years as the current mine plan contemplates development over 30 years.

Significant Factors or Uncertainties on Reserves Data

Western’s reserves to date represent the addition of reserves associated with the current producing Muskeg River Mine on the west side of Lease 13, together with reserves associated with the Jackpine Mine on Lease BT 31 and the east side of Lease 13. All infrastructure components are in place to extract the independently evaluated reserves for the Muskeg River Mine, and the Owners formally sanctioned the construction of the Jackpine Mine which is projected to cover a period of four years. Significant capital costs have already been incurred for the Project, however, the exposure to rising capital costs is heightened with respect to the Jackpine Mine as the construction period is in the early stages. Significant capital cost pressures would have an impact on both the volume and future net revenue associated with the Jackpine Mine. Certain maintenance capital costs will be expended over the life of the reserves to repair and replace certain components, particularly at the Mine and Extraction Plant given the abrasive nature of the ore being processed. However, risk remains with respect to ore quality, existence of deleterious materials such as water or clay fines and ore body geometry such as strip ratio. Important economic factors in the determination of the future net revenues associated with the reserves are forecasted prices of crude oil and natural gas. Should future prices vary significantly from prices used by GLJ in their independent assessment, the corresponding future net revenues associated with the reserves may be materially different. See section titled “Risks and Uncertainties”.

Land Tenure

Oil produced from oil sands is produced under Crown oil sands leases granted by the Province of Alberta. Such Crown oil sands leases have an initial term of 15 years, and may be continued thereafter under the Oil Sands Tenure Regulation (Alberta) to the extent that the lessee has attained the required minimum level of evaluation of the oil sands in the leases or the leases are producing. Lease 13 has been continued under such regulation. The real property related to the pipelines, the Upgrader and the cogeneration

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facilities fall into two basic categories of ownership: (i) a number of locations, including some pumping/compressor stations, are owned in fee simple; and (ii) the majority of locations are covered by leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities permitting the land to be used in such a manner.

Resources

The Participation and AMI Agreement provides that the Owners have rights to participate in any additional leases that are acquired by any one of the other Owners in the Athabasca region prior to December 6, 2009. Western is entitled to participate in all future expansions on Lease 13 and in the other oil sands opportunities with Shell and Chevron in respect of Shell’s Other Athabasca leases, and within a defined area of mutual interest.

In respect of an ongoing delineation drilling program on Leases 88, 89, 90, 9 and the remainder of Lease 13, Western engaged Norwest to prepare volumetric estimates of recoverable bitumen associated with mining pits. GLJ used these geological and mining assessments to determine Contingent Resources as detailed in the GLJ Contingent Resource Report. Western will disclose reserves and resources on a project basis rather than lease by lease, as the mine plans straddle lease boundaries and contingent resources are related to a specific mine plan. Disclosure in this manner will also create alignment with regulatory permits and proposed mine plans.

As per the COGE Handbook, contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. GLJ has categorized the potentially recoverable resources as contingent in view of ownership, regulatory applications and Owner commitment issues and not as a result of current economics. Western believes these contingent resources will be economic to develop in the future. Over time, with additional project development and financial commitment, Western would expect these contingent resources to be converted to reserves.

The GLJ best estimate of contingent resources (in addition to the reserves detailed above) on a total AOSP Joint Venture basis exceeds 4.4 billion barrels, of which Western’s share would be 891 million barrels. All contingent resources are reported on a synthetic crude oil basis. This estimate of contingent resources is based on several key assumptions, namely, minimum bitumen by weight of seven per cent to total weight, minimum mining thickness of three metres and a range of total volume to bitumen in place(TV:BIP) of 12:1, consistent with regulated operating criteria, and up to a TV:BIP ratio of 16:1 as a high estimate. The upgrading yield assumptions are consistent with the reserve estimates.

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The following table outlines the independently evaluated volume of contingent resources available for future expansion opportunities on each of the various projects that have been sanctioned by the AOSP or that are planned for subsequent development. The results of the GLJ Contingent Resource Report are detailed below.

Western’s Share of Mineable Synthetic Crude Oil Volumes (mmbbls)

						Proved Plus Probable
						Reserves plus
	Contingent Resources (1)			Reserves		Contingent Resources
					Proved plus
Project Areas	Low	Best	High	Proved	Probable	Best	High
Muskeg River Mine (2)	188	228	291	275	309	537	600
Jackpine (3)	314	458	645	220	268	726	913
Pierre River (4),(5)	102	205	306	—	—	205	306
Total	604	891	1,242	495	577	1,468	1,819

Notes:

(1)                                 Contingent resources have been evaluated for Leases 13, 88, 89, 90 and 9. Categories of Low, Best and High are used as recommended in the COGE Handbook.

(2)                                 Includes the west side of Lease 13, 90 and Sharkbite areas. Reserve status has been assigned only to the portion of Muskeg River Mine pit located to the east of Highway 63.

(3)                                 Includes the east side of Lease 13 and Leases 88 and 89 and represents Expansions 1 through 3. Reserve status has only been assigned to part of the east side of Lease 13.

(4)                                 Includes volumes only for Lease 9. Lease 17 was not included in this determination as core hole drilling to assess resource potential continues on this lease.

(5)                                 Represents Expansions 4 and 5.

In addition to the above, Western’s view is that the Ells River Project could contain bitumen in place (with pay thickness of greater than 18 metres) suitable for in-situ development in excess of 7.4 billion barrels of original oil in place (approximately 1.5 billion barrels net to Western). Based on this estimate, production from the Ells River Project, combined with volumes from Western’s in-situ project (in which the Company holds an average 64 per cent land interest), could support production in excess of 50,000 barrels per day net to Western.

These in-situ volumes, together with production associated with the recently announced future mineable expansions, would increase Western’s total bitumen production to more than 200,000 barrels per day net to Western within the next 15 to 20 years. See “Forward-looking Information” and “Risks and Uncertainties”.

Land Position

During 2005, Shell purchased Leases 15, 309, 310, 351, 352, 631 and 632 at public land auctions held by the Alberta Government. These lands have not yet been evaluated through core-hole drilling and analysis. Pursuant to the Participation and AMI Agreement, Western has the right to participate to its 20 percent interest in the development of these leases. An extensive 2,500 core-hole drilling program over the next five years is planned to evaluate the resource potential of these additional leases.

In August 2006, Western exercised its option to participate to a 20 percent interest in Chevron’s Ells River Project. The Ells River Project is located approximately 50 kilometers northwest of Fort McMurray in the Athabasca oil sands region. An evaluation program is planned on these leases during the 2006/2007 winter drilling program to further delineate the resource potential.

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Western’s undeveloped land position also includes in-situ leases acquired during 2005 and 2006 covering 21,000 gross acres, namely Leases 353, 442 and 472. Both Shell and Chevron have elected to participate to their 20 percent interest in Lease 353 pursuant to a separate agreement among the Owners and only Shell has elected to participate for a 33 1/3 percent interest in Leases 442 and 472. In the absence of specific agreements, the Participation and AMI Agreement provides that Owners are entitled to participate for an equal interest in leases acquired by the Owners in the Athabasca region.

Only a fraction of Western’s undeveloped land position has been evaluated. The lands associated with Western’s proved and probable reserves represent approximately 11 per cent of the more than 69,000 net acres of total undeveloped lands in which Western has the right to participate. As delineation of these lands continues, Western expects its reported resources and reserves to increase and will be updated accordingly

The following table summarizes the gross and net area associated with each of these Leases together with existing leases.

	Gross	Western	Net Area to
	Area	Interest	Western
	(acres)	(%)	(acres)
AOSP Mineable (Evaluated)
Lease 13	48,216	20%	9,643
Lease 88	23,176	20%	4,635
Lease 89	14,763	20%	2,953
Lease 90	2,882	20%	576
Lease 9	14,895	20%	2,979
Additional Leases (1)	8,010	20%	1,602
	111,942	—	22,388
Additional Mineable Leases (Unevaluated)
Lease 15	3,795	20%	759
Lease 17	21,507	20%	4,301
Lease 351	22,772	20%	4,554
Lease 352	16,447	20%	3,289
Lease 631/632	6,642	20%	1,328
Lease 309	11,386	20%	2,277
Lease 310	7,591	20%	1,518
	90,140	—	18,026
In-Situ Leases (Unevaluated)
Lease 353 (Western)	8,223	60%	4,934
Lease 442 (Western)	10,121	67%	6,747
Lease 472 (Western)	3,163	67%	2,109
Chevron Leases (2)	74,643	20%	14,929
	96,150	—	28,719
Total	298,232	—	69,133

Notes:

(1)           Includes Leases AT30, AT34, AT36, BT30 AND BT31.

(2)           Includes Leases 348,349,350,673,675.

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IN-SITU PROJECTS

Western In-Situ Project

During 2005, Western acquired Lease 353 and in 2006, acquired Leases 442 and 472 which are contiguous to Lease 353 in the Athabasca region. All of these leases are considered prospective for in-situ development. Taken together, these three leases bring the total acreage under leases which would be operated by Western to over 21,000 acres or nearly 14,000 acres net to Western. Western is currently executing a 2006/2007 winter core hole drilling program on these leases consisting of approximately 19 wells. See “Narrative Description of the Business - The Athabasca Oil Sands Project - Reserves, Resources and Land Position - Land Position”.

Ells River Project

Western holds a 20 percent interest in the Chevron operated Ells River Project. An evaluation program is planned for the 2006/2007 winter season. See “Narrative Description of the Business - The Athabasca Oil Sands Project - Reserves, Resources and Land Position - Land Position”.

Both of these in-situ developments are suitable for SAGD application, a technology utilizing injected steam to mobilize the bitumen source. As a precursor to development, these projects are proceeding with initial appraisal drilling during the winter of 2006/2007. To assist in the critical analysis of these opportunities and develop any Western led in-situ project, Mr. Graig Ritchie was hired during 2006 to lead this team. Mr. Ritchie was formerly with EnCana Corporation and Imperial Oil where he was involved in all aspects of production, engineering and market development.

DOWNSTREAM

Beyond Expansion 1, Western is independently pursuing its own downstream integration opportunity to maximize value from its growing oil sands resources and undeveloped acreage position. Western’s overall objective with respect to this key strategic initiative is to reduce capital intensity and improve product realizations. Western intends to explore and pursue opportunities that will realize the full value of the Corporation’s assets and future growth opportunities. These opportunities may be within or outside of Canada and will focus on North American demand. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western’s advisors, Goldman, Sachs & Co and TD Securities Inc., will be assisting in these activities which will involve contacting third parties. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western’s current ongoing business strategy.

Third Party Facilities

The Owners have entered into various contracts with certain third parties to construct, own and operate certain additional facilities required by the Project. Terasen Pipelines (Corridor) Inc. (“Terasen”) constructed the dual Corridor pipeline system that connects the Mine to the Scotford Upgrader and the Scotford Upgrader to certain third party pipelines. Terasen was acquired in 2005 by Kinder Morgan, Inc. (“Kinder Morgan”). Kinder Morgan now operates this pipeline system directly. The Owners are severally responsible for the costs of transportation on the Corridor pipeline system, which is on a take or pay basis. As part of Expansion 1, Kinder Morgan is currently in the process of expanding the Corridor pipeline system which will include upgraded pump stations and a new 42 inch pipeline. Once completed, the new pipeline infrastructure will support the next several expansions of the AOSP.

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ATCO built, owns and operates the cogeneration facility located on Lease 13 which provides power and steam for the Mine and Extraction Plant. ATCO also owns and operates the cogeneration facility constructed to provide electrical power to the Upgrader. The Owners are obligated to purchase power from ATCO under long-term contracts. ATCO has the ability to sell any excess power generated by the cogeneration facilities to the commercial power market.

ATCO Pipelines owns and operates the Muskeg River Gas Pipeline which provides natural gas supply to the Muskeg River Mine. The Owners are severally responsible for the costs of this pipeline.

Marketing and Sales

Shell Canada Products Limited takes delivery of vacuum gas oil at the Scotford Refinery, representing approximately one-third of the total Upgrader production, pursuant to a long term sales arrangement. Western sells approximately 12,000 barrels per day of vacuum gas oil to Shell Canada Products Limited under this arrangement representing its 20 percent share of such total sales. The remaining production from the Upgrader and any third party feedstocks currently form the basis of two streams of synthetic crude oil (one heavy and one light) other than the volume sold to Shell Canada Products Limited, Western sells all of its production volumes into the traditional North American markets.

KURDISTAN EXPLORATION PROJECT

Western, through its wholly-owned subsidiary, WesternZagros, negotiated the initial form of an EPSA with the Kurdistan Regional Government (“KRG”), subject to finalization of key terms and ratification by the KRG to comply with expected federal petroleum legislation. The EPSA provided for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.

GENERAL CORPORATE INFORMATION

Royalties

An initial royalty of 1% of the gross revenue on the bitumen produced is paid until the Owners have recovered 100% of the capital costs associated with the Mine and the Extraction Plant, including a return on capital. Such return is based on the monthly Canadian federal long-term bond rate. Subsequent thereto, the royalty will be the greater of 1% of the gross revenue on the bitumen produced and 25% of net bitumen revenue. Gross revenue is calculated based on the fair market value of the bitumen prior to upgrading. Net revenue is determined by deducting from gross revenue the aggregate of all allowable operating costs, interest expense and amortization of capital costs and any loss carry-forwards.

Environmental Considerations

The key environmental issues and stakeholder concerns to be managed by the Owners in the development of the Mine are similar to those currently being managed by existing oil sands operators and communities and encompass the health of local and regional residents and Project employees, surface disturbance on the terrestrial ecosystem, effects on traditional land use and historical resources, local and regional air quality, water quality, health of the aquatic ecosystem in the Athabasca and Muskeg rivers and cumulative effects on wildlife populations and aquatic resources. The Owners have committed to both site-specific and regional monitoring programs that will track the effects of the Project and the cumulative effects of regional development on environmental components and ecosystems.

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The Owners will operate the Project to achieve compliance with applicable statutes, regulations, codes, permit conditions and, to the extent practicable, government guidelines. Where the applicable laws are not clear or do not address all environmental concerns, management will apply appropriate internal standards and guidelines to address such concerns. In addition to complying with legislation and regulations and exercising due diligence, the Owners will strive to continuously improve the overall environmental performance of the operation and products while aspiring for short term and long term commercial success for the Project. Air quality is of particular importance to the Project, and has taken on greater significance with the federal government’s ratification of the Kyoto agreement. As part of a Voluntary Climate Change Action Plan, the Joint Venture has substantially reduced emission targets for the Project. As it stands today, the Project is operating with emissions that are approximately 27 percent lower than the original case that was approved by the Alberta Energy and Utilities Board and a number of further initiatives are under development. This has been achieved through the addition of cogeneration units, the use of waste hydrogen from a neighbouring facility and a variety of process improvements. The Project’s goal is to further reduce emissions by another 40 percent by 2010 through a combination of energy efficiency projects. To achieve this goal, the Owners are pursuing a multi-faceted plan, which includes energy conservation and efficiency projects, investigation of cleaner technology, the purchase of offsets and tree-planting offset programs.

Insurance

The Owners obtained insurance to protect against certain risks of loss during the construction of the Mine, the Extraction Plant and the Upgrader. The insurance policy (the “Policy”) is typical for a project of this nature.

In addition, Western obtained, for its own account, $200 million of coverage under Section IV of the Policy which, throughout the period March 2000 through April 2004, covered certain costs, expenses and losses of revenue including (i) costs and expenses or loss of revenues arising from a delay in achieving the guaranteed production levels as set out in the feasibility study; (ii) costs and expenses incurred in connection with the modification, repair or replacement of equipment or material which are directly related to achieving the guaranteed production levels; (iii) escalation in Project costs beyond the budgeted Project costs which are directly related to achieving the guaranteed production levels; and (iv) debt servicing costs related to obligations incurred to finance any of (i), (ii) or (iii).

Western has filed insurance claims for the full $200 million limit under Section IV of the Policy as a result of cost overrun and Project delay claims. Arbitration proceedings (the “Arbitration”) have been initiated seeking payment of approximately $181 million together with interest and legal costs. A second arbitration seeking payment of $16.5 million from insurers who provided cost overrun and Project delay coverage pursuant to a separate policy is currently being held in abeyance. In addition, Western has commenced an action against the brokers involved in the placement of the Section IV Policy coverage which has been stayed pending the conclusion of the Arbitration.

Western has also received certain payments from insurers as a result of property damage and loss of profits claims relating to the January, 2003 fire. To date, Western has received $16.1 million from insurers in respect of claims relating to the fire and ensuing freeze damage. Those insurers who are also involved in the Arbitration with Western have withheld insurance proceeds payable to Western for damages related to the January 2003 fire and related freezing damage. See “Narrative Description of the Business – The Athabasca Oil Sands Project – Mining – Base Operations”.

During 2005, the Joint Venture announced it had reached a settlement with the insurers on its loss of profits claim under Section III of the Policy. The final settlement amount totalled $220 million ($44 million net to Western), of which Western received $19.4 million. Amounts withheld are by those

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common insurers on Western’s Section IV cost overrun and Project delay coverage under the Policy which, as discussed above, is currently in Arbitration.

The principal amount of Western’s outstanding insurance claims is $244 million. There can be no assurance that Western will receive any or all of these outstanding amounts. The potential benefit of collection of insurance proceeds is not factored into Western’s financing strategy. Should these proceeds, or part thereof be received, Western would conduct an appropriate analysis to determine where to best deploy the funds.

Western, together with its other Joint Venture Owners, have secured appropriate construction and delay and start-up insurance for Expansion 1. These policies will be in place until certain milestones are achieved once construction is complete. As operations commence with Expansion 1, Western will reassess its corporate insurance policies to ensure appropriate levels of coverage exist.

Risk Management Activity

Western has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in U.S. dollars with the objective of solidifying the Corporation’s balance sheet in the years where significant capital expenditures are planned. Western no longer holds fixed price swap contracts but utilizes a combination of a series of put and call options in order to provide a floor West Texas Intermediate (“WTI”) price yet maintain upside potential on a portion of the Corporation’s base volumes should commodity prices continue to rise. As at January 1, 2007, the following positions are in place:

	Period (calendar year)
	2007	2008	2009

Put options purchased (bbls/d)	20,000	20,000	20,000
Avg. put strike price (US$/bbl)	52.50	54.25	50.50

Call options sold (bbls/d)	10,000	15,000	15,000
Avg. call strike price (US$/bbl)	92.50	94.25	90.50

GLJ has not included any effects of hedging activities in the GLJ Reserves Report.

Tax Horizon

Western is currently not required to pay cash income taxes. Western estimates that cash income taxes will become payable within five to seven years, depending on commodity prices, foreign exchange rates, operating costs, interest rates, future annual taxable income levels, capital cost classification of the AOSP expansions and other business activities. Changes in these factors from estimates used by Western could result in Western paying income taxes earlier or later than expected.

Employees

As at December 31, 2006, Western had 58 employees. Most of these employees are dedicated exclusively to the development of the reserve and resource base of the AOSP. Western significantly increased its internal organizational capabilities during 2006 with the addition of various senior technical staff for the in-situ business initiative as well as Western’s conventional oil and gas initiative in

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Kurdistan. This expanded technical team gives Western the ability to make assessments of both the Shell and Chevron property rights, in addition to pursuing the purchase of undeveloped properties directly and offering reciprocal participation rights to Shell and Chevron.

DIVIDEND POLICY

No dividends have been paid on any shares of Western since the date of its incorporation. The Corporation currently intends to retain its earnings to finance the growth and development of its business and therefore it is not expected that dividends will be paid on the Common Shares in the immediate or foreseeable future. In addition, the credit agreement governing Western’s bank facilities and the note indenture governing the Notes contain restrictions on the Corporation’s ability to pay dividends or distributions of any kind. See “Credit Ratings”.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Corporation includes an unlimited number of Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares (“Non-voting Convertible Equity Shares”), an unlimited number of Class C Preferred Shares (“Class C Shares”) and an unlimited number of Class D Preferred Shares, issuable in series (“Class D Shares”).

The following is a brief description of the attributes of the Corporation’s Common Shares, Non-voting Convertible Equity Shares, Class C Shares and Class D Shares.

Common Shares

The holders of Common Shares are entitled, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to dividends if, as and when declared by the directors and to one vote per share at meetings of the holders of Common Shares and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Non-voting Convertible Equity Shares in the remaining assets of the Corporation.

Non-voting Convertible Equity Shares

The holders of Non-voting Convertible Equity Shares are entitled to dividends in parity with the Common Shares if, as and when declared by the directors and, upon liquidation, subject to specified preferences in favour of holders of Class C Shares and Class D Shares, to share equally share for share with the Common Shares in the remaining assets of the Corporation. Holders of Non-voting Convertible Shares are not entitled to receive notice of, attend or vote at any meetings of shareholders unless otherwise entitled pursuant to applicable laws.

Each Non-voting Convertible Equity Share shall entitle the holder to acquire (subject to adjustment), at no additional cost, one Common Share at 4:30 p.m. (Calgary time) (the “Acquisition Expiry Time”) on the earlier of: (i) five (5) business days following the date upon which a receipt for a prospectus (the “Qualifying Prospectus”) to be filed by Western with respect to the distribution of the Common Shares upon conversion of the Non-voting Convertible Equity Shares has been issued by the last of the securities commissions or similar regulatory authorities in the Province of Alberta and such other provinces of Canada in which the Corporation files such Qualifying Prospectus (based upon the residences of Canadian subscribers); and (ii) 12 months from the date of issuance of the Non-voting Convertible Equity Shares. Non-voting Convertible Equity Shares outstanding at the Acquisition Expiry Time shall be deemed to be converted by the holder, without any further action on the part of the holder, at the Acquisition Expiry Time. As at the date hereof, there are no outstanding securities of this class.

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Class C Shares

The Corporation is authorized to make one issuance of Class C Shares. The holders of Class C Shares shall not be entitled to receive notice of, attend or vote at any meetings of the shareholders of the Corporation unless otherwise entitled pursuant to applicable laws but shall be entitled to receive in respect of each calendar year, if, as and when declared by the directors, a non-cumulative preferential dividend in the amount (if any) declared by the directors. No dividends shall be declared or paid in any year on the Common Shares, Non-voting Convertible Equity Shares, Class D Shares or any other shares of the Corporation ranking junior to the Class C Shares from time to time with respect to the payment of dividends, unless all dividends which shall have been declared and which remain unpaid on the Class C Shares then issued and outstanding shall have been paid or provided for at the date of such declaration or payment. Upon liquidation, holders of Class C Shares shall be entitled to payment of an amount (subject to adjustment) equal to the amount or value of the consideration paid for such shares (the “Redemption Amount”) in priority to the Common Shares, the Non-voting Convertible Equity Shares, the Class D Shares and any other shares ranking junior to the Class C Shares from time to time. The Class C Shares are redeemable by the Corporation or the holders of Class C for the Redemption Amount. As at the date hereof, there are no outstanding securities of this class.

Class D Shares

The Class D Shares are entitled to receive notice of, attend and vote at any meetings of shareholders and are convertible into Common Shares, prior to redemption, on a one-for-one basis. The Class D Shares are redeemable by the Corporation at a price equal to their issue price plus a cumulative dividend of 12% per annum compounded semi-annually until January 1, 2007, from which date the dividend increases by 3% per quarter to a maximum of 24% per annum. As at the date hereof, there are no outstanding Class D Shares.

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MARKET FOR SECURITIES

The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “WTO”. The following table sets for the high, low and closing trading prices and the volume of Common Shares traded on the TSX for each monthly of the most recently completed financial year.

Month	High	Low	Closing	Volume
January	36.09	28.57	34.86	14,482,839
February	38.90	29.82	31.00	13,258,128
March	34.39	30.59	32.39	13,322,284
April	38.09	32.85	33.81	19,880,830
May	36.25	29.50	30.78	24,814,811
June	33.69	25.70	30.94	26,728,260
July	31.60	24.50	25.96	25,993,181
August	30.40	24.60	29.50	40,370,355
September	30.55	25.71	28.60	59,495,169
October	29.95	24.47	28.95	35,429,462
November	32.45	27.17	31.85	18,225,089
December	34.00	30.23	32.71	8,290,068

CREDIT RATINGS

On April 23, 2002, Western completed a private placement offering of US$450 million senior secured Notes. The Notes bear interest at 8.375% per annum, payable on May 1 and November 1 of each year, beginning on November 1, 2002 and mature on May 1, 2012. Western’s Notes are currently rated by two separate agencies, Standard and Poors (“S&P”) and Moody’s Investor Service (“Moody’s”). Please refer to the table below for the respective ratings assigned to the Notes.

Type of Security	S&P	Moody’s
US$450 Million Senior Secured Notes	BBB-	Ba3

S&P Rating Definition – Western’s Notes previously were assigned a rating of BB+ but were upgraded to BBB- on December 27, 2006. Obligations rated BBB- or higher are generally considered “Investment Grade” under the S&P rating system. This implies that adequate protection parameters exist on the credit issue. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Ratings below this threshold are regarded as having significant speculative characteristics. An obligation rated BB is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The (-) sign is added to show relative standing within the major rating categories. The corporate rating assigned to Western is BB+ with a stable outlook which indicates that the current rating implies Western will be able to manage its capital spending commitments an maintain debt levels within its current credit profile.

Moody’s Rating Definition - Moody’s long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility

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that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default. Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category. Investment grade under the Moody’s rating system would be Baa3 and higher. Moody’s has assigned a Ba2 corporate rating to Western.

A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

DIRECTORS AND EXECUTIVE OFFICERS

The following table lists the names of the directors and executive officers of Western as at the date hereof, their municipalities of residence, positions and offices with Western and principal occupations during the preceding five years:

Name and Municipality of Residence	Present Position and Office	Principal Occupation During the Last Five Years	Director Since
Directors David J. Boone(4)(5) Calgary, Alberta; Canada	Director

President of Escavar Energy Inc., a private oil and gas corporation, since 2003. Prior to 2003, Executive Vice-President of EnCana Corporation and President of the EnCana Corporation’s Offshore and International Operations and Executive Vice-President and Chief Operating Officer of PanCanadian Energy. Prior to 2001, various executive roles with Imperial Oil Limited, an integrated oil and gas company.

May 2005

Geoffrey A. Cumming(3)(5) Auckland, New Zealand	Lead Director

Managing Director of Zeus Capital Limited, a private New Zealand investment corporation, since March 2003. Vice-Chairman of Gardiner Group Capital Limited, a private Canadian investment corporation, to June 2003 and prior to July 2002, Chief Executive Officer of Gardiner Group Capital Limited.

October 1999

Fred Dyment(1)(2)(8) Calgary, Alberta	Director

Independent businessman. Formerly, Chief Executive Officer of Ranger Oil Limited (sold to Canadian Natural Resources Limited in 2000) with increasingly senior positions prior thereto, including Chief Financial Officer. Currently serving on the board of a number of public corporations.

January 2007

James C. Houck Calgary, Alberta; Canada	President, Chief Executive Officer and Director

President and Chief Executive Officer of the Corporation since April 2005. Previously principal of FrontStreet Partners, a private United States investment firm, since 2003. President of ChevronTexaco’s Worldwide Power and Gasification Inc. from 1998 to 2003. President of Texaco Development Corporation from 1996 to 2001.

May 2005

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Name and Municipality of Residence	Present Position and Office	Principal Occupation During the Last Five Years	Director Since
Oyvind Hushovd(1)(2)(3) Kristiansand, Norway	Director

Chairman and Chief Executive Officer of Gabriel Resources Ltd., a mining corporation, from March 2003 to May 2005. President and Chief Executive Officer of Falconbridge Ltd., a mining corporation, from 1996 to February 2002.

December 2003

John W. Lill(2)(4) Toronto, Ontario; Canada	Director

Executive Vice President and Chief Operating Officer of Dynatec Corporation, a mining corporation, since November 2003. President and Chief Operating Officer (Base Metals) with BHP Billiton, a mining corporation, from 2001 to 2003 and Chief Operating Officer (Copper) with BHP Billiton from 2000 to 2001. From 1998 to 2001, Vice President of Mining Operations for Rio Algom Ltd., a mining corporation.

December 2003

Randall Oliphant(1)(5) Toronto, Ontario; Canada	Director

Chairman and Chief Executive Officer of Rockcliff Group Limited, a private company investing mainly in the mining sector, since 2003. Prior thereto, served in various senior financial roles in Barrick Gold Corporation culminating in appointment as Chief Executive Officer in 1999 until 2003.

February 2005

Robert G. Puchniak(1) Winnipeg, Manitoba; Canada	Director

Executive Vice President and Chief Financial Officer of James Richardson & Sons, Limited (“James Richardson”) since March 2001. Prior thereto, Vice-President, Finance and Investment, James Richardson since 1996.

October 1999

Guy J. Turcotte(7) Calgary, Alberta; Canada	Chairman and Director

Chairman of the Board of Directors. Prior to April 2005, President and Chief Executive Officer of Western from July 1999. Also, Chairman of Fort Chicago Energy Partners, L.P. since September 1997 and Chief Executive Officer until December 2002.

July 1999

Mac H. Van Wielingen(3)(6) Calgary, Alberta; Canada	Director

Co-Chairman of ARC Financial Corporation (“ARC”), a private investment management company focused on the energy sector, and Chairman of ARC Energy Trust. Previously, Chief Executive Officer of ARC from 1989 until June 2000.

December 1999

Officers Who Are Not Directors Steve Reynish Calgary, Alberta; Canada	Executive Vice-President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer of Western since January 1, 2006; prior thereto, Senior Vice President Mining Operations including secondment to Albian Sands Energy as Chief Operating Officer since 2002	—

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Name and Municipality of Residence	Present Position and Office	Principal Occupation During the Last Five Years	Director Since
David A. Dyck Calgary, Alberta; Canada	Senior Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Western since April 2000; prior thereto, Senior Vice President Finance & Administration and Chief Financial Officer of Summit Resources Limited (“Summit”) since September 1998; Vice President Finance and Chief Financial Officer of Summit from October 1996 to September 1998.	—

Joanne L. Alexander (9) Calgary, Alberta; Canada	Corporate Secretary	Vice President, General Counsel and Corporate Secretary of the Corporation since January 2007. Prior thereto General Manager, Stakeholder Engagement and Regulatory Affairs at ConocoPhillips Canada from April 2006 to January 2007 and prior thereto Vice President, Legal and Corporate Secretary of Burlington Resources Canada Ltd. since May 2000.	—

Notes:

(1)                                  Member of the Audit Committee.

(2)                                  Member of the Compensation Committee.

(3)                                  Member of the Governance Committee.

(4)                                  Member of the Health, Safety and Environment Committee.

(5)                                  Member of the Reserves and Business Risk Committee.

(6)                                  Mr. Van Wielingen was a director of Gauntlet Energy Corporation (“Gauntlet”) from September 1999 to December 2003. On June 17, 2003, an order was granted under the Companies Creditors Arrangement Act which provided creditor protection to Gauntlet to develop a financial restructuring plan that was approved by its creditors.

(7)                                  On May 10 1998, Mr. Turcotte resigned as a director of Chauvco International Ltd. (“Chauvco”). On January 26, 1999, a bankruptcy receiving order was granted by the Alberta Court of Queen’s Bench against Chauvco and it was subsequently ceased traded for failing to file financial statements and other related documents.

(8)                                  Appointed to the Board and Committees effective January 1, 2007.

(9)                                  Charles W. Berard resigned as Corporate Secretary in connection with the appointment of Ms. Alexander.

Each director holds office until the next annual meeting of shareholders of the Corporation or until their successors are duly elected or appointed.

As at February 21, 2007, the directors and officers of the Corporation, together with their respective spouses, children or corporations controlled by them own or control, directly or indirectly, an aggregate of 3,486,578 Common Shares or approximately 2% of the issued and outstanding voting securities of the Corporation. Not included in the amount above is 5,138,581 Common shares owned by Turcotte Family Holdings Ltd. (“Turcotte Holdings”). Mr. Turcotte is a discretionary beneficiary under a family trust that exercises voting control over Turcotte Holdings. Mr. Turcotte does not own, directly or indirectly, or exercise control or direction over any voting shares of Turcotte Holdings.

Investors should be aware that some of the directors and officers of the Corporation are directors and officers of other private and public companies. Some of these private and public companies may, from time to time, be involved in business transactions, banking relationships or relationships with companies that have competing businesses which may create situations in which conflicts might arise. Any such conflicts shall be resolved in accordance with the procedures and requirements of the relevant provisions of the Business Corporations Act (Alberta), including the duty of such directors and officers to act honestly and in good faith with a view to the best interests of the Corporation.

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AUDIT COMMITTEE

COMPOSITION AND QUALIFICATIONS

The Audit Committee consists of four outside independent directors: Robert G. Puchniak (Chair), Randall Oliphant, Oyvind Hushovd and Fred Dyment all of whom are financially literate. Mr. Dyment was appointed to the Audit Committee commensurate with his appointment to the Board of Directors on January 1, 2007.

In considering criteria for the determination of financial literacy, the Board of Directors looks at the ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company.

The Board of Directors reviews committee membership periodically to ensure appropriate utilization of expertise, experience and time of the Corporation’s directors. Changes to committee membership occur from time to time as a result of this assessment.

The following is a brief description of the education and experience of each of the members of the Audit Committee:

Robert G. Puchniak, Chairman and Independent Director

Mr. Puchniak was appointed Executive Vice-President and Chief Financial Officer of James Richardson & Sons, Limited, an investment and holding corporation, in March 2001 and prior thereto was Vice-President, Finance and Investment with James Richardson & Sons, Limited since November 1996. Mr. Puchniak was President and Chief Executive Officer of Tundra Oil & Gas Limited, a private oil and gas corporation, from January 1989 to April 2003. Mr. Puchniak has also held positions with Gendis Inc. and Richardson Securities Limited. Mr. Puchniak is a director of a number of public and private corporations including James Richardson International Limited, Tundra Oil and Gas Ltd., Opti Canada Inc., Trident Resources Corp, Petrobank Energy and Resources Ltd., Richardson Partners Financial Holdings Limited, Strad Energy Services Ltd and Lombard Realty Limited. Past involvements include Director, Moffat Communications Limited, Terraquest Energy Corporation and Richland Petroleum Corporation; Chairman, Manitoba Teachers’ Retirement Fund; Chairman, Council of Examiners, Institute of Chartered Financial Analysts; and President, Winnipeg Society of Financial Analysts. Mr. Puchniak holds a Bachelor of Commerce (Honours) degree from the University of Manitoba and was awarded the University Gold Medal for his achievements. He earned a Chartered Financial Analyst designation in 1975. Mr. Puchniak has been determined to be an “Audit Committee financial expert”.

Randall Oliphant, Independent Director

Mr. Randall Oliphant is the Chairman and Chief Executive Officer of Rockcliff Group Limited, a private corporation actively involved in the strategic planning and corporate development of its investee companies, principally in the mining sector. He is on the Advisory Board of Metalmark Capital LLC (formerly Morgan Stanley Capital Partners) and serves on the Boards of a number of public, private companies and not-for-profit organizations. Until 2003, he was the President and Chief Executive Officer of Barrick Gold Corporation, and served in senior financial positions since joining the company in 1987 prior to being appointed Chief Executive Officer in 1999. Mr. Oliphant holds a Bachelor of Commerce Degree from the University of Toronto and is a Chartered Accountant. Mr. Oliphant has been determined to be an “Audit Committee financial expert”.

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Oyvind Hushovd, Independent Director

Mr. Oyvind Hushovd was the Chairman and Chief Executive Officer of Gabriel Resources Ltd., a public mining corporation, from March 2003 to May 2005. Prior to that, he was the President and Chief Executive Officer of Falconbridge Ltd., a public mining corporation, from 1996 to February 2002. Mr. Hushovd holds a Masters of Economics and Business Administration from the Norwegian School of Business, Bergen and a Master of Law from the University of Oslo. Mr. Hushovd has been determined to be an “Audit Committee financial expert”

Fred Dyment, Independent Director

Mr. Dyment is currently is an independent businessman and serves on the Board of Directors of Tesco Corporation and ZCL Composites Inc., two leading design, manufacture and service companies. In addition, Mr. Dyment is a director of ARC Energy Trust and Transglobe Energy Corporation. Previously, he spent the bulk of his career at Ranger Oil Limited holding the positions of Controller, Vice President Finance, Chief Financial Officer and finally Chief Executive Officer. After Ranger Oil Limited was sold to Canadian Natural Resources in 2000, he served as CEO of Maxx Petroleum Company from 2000 to 2001. Mr. Dyment also served as Governor of the Canadian Association of Petroleum Producers (CAPP) from 1995 - 1997. He holds a Chartered Accountant designation. Mr. Dyment has been determined to be an “Audit Committee financial expert”

RESPONSIBILITIES AND TERMS OF REFERENCE

The following is a summary of the key roles and responsibilities of the Audit Committee. Full particulars are set out in the Audit Committee Charter which is attached as Appendix C hereto.

The Audit Committee approves Western’s interim unaudited consolidated financial statements, press releases and reviews the annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management’s discussion and analysis, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Committee reviews and makes a recommendation to the Board in respect of the appointment of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of the external auditors and is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor’s report or the performance of other audit, review or attest services including the resolution of disagreements between management and the external auditor regarding financial reporting. The Committee questions the external auditor independently of management and reviews a written statement of the external auditors’ independence based on the criteria found in the recommendations of the Canadian Institute of Chartered Accountants. The Committee considers and makes a recommendation to the Board as to the compensation of the external auditor and ensures that fees paid to the external auditor for audit and non-audit services are publicly disclosed. The Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. In addition, it reviews the internal control procedures to determine their effectiveness to ensure compliance with applicable legal requirements, regulatory requirements and Western’s policies. The Audit Committee reviews the controls in place with respect to officers’ expenses and perquisites, reviews insurance coverage for significant business risks and uncertainties and reviews material litigation and its impact on financial reporting. The Committee has established procedures for dealing with complaints, submissions or concerns on an anonymous and confidential basis which come to its attention with respect to accounting, internal accounting controls or audit matters.

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AUDITOR SERVICE FEES

PricewaterhouseCoopers LLP has served as the auditors of Western since its incorporation. The following table summarizes the total fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2006 and December 31, 2005

	2006(1)		2005
Audit Fees	$296,529	(2)	$146,396	(4)
Tax Fees	Nil	(3)	$133,108
TOTAL	$296,529		$279,504

Notes:

(1)           Paid or estimated to be payable for 2006 services.

(2)           Includes $160,000 related to initial year of compliance with Sarbanes Oxley legislation.

(3)           Western engaged independent tax advisors to address taxation matters during 2006.

(4)           Includes audit fees relating to 2004 of approximately $38,000.

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, services provided in connection with statutory and regulatory filings and for costs related to professional services rendered by the auditors for the audit of the Corporation’s internal control over financial reporting. Tax fees were paid for tax advice and assistance with tax audits.

All permissible categories of non-audit services require pre-approval from the Audit Committee.

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RISKS AND UNCERTAINTIES

The Corporation is exposed to a number of risks and uncertainties relating to its operations. The following is a listing of the material risks that affect or may affect Western’s stated business initiatives, however it is not meant to be exhaustive.

The price of crude oil and natural gas may fluctuate and negatively impact financial results.

Western’s financial results are dependent upon the prevailing price of crude oil and natural gas. Oil and natural gas prices fluctuate significantly in response to global and regional supply and demand factors beyond Western’s control. Worldwide economic growth, political developments, especially in the Middle East, compliance or non-compliance with quotas imposed upon members of the Organization of Petroleum Exporting Countries and weather, among other things, can affect world oil supply and demand and oil prices. Natural gas prices realized by Western are primarily affected by North American supply and demand and by prices of alternative sources of energy.

As a result of the relatively higher operating costs of the Project compared to some conventional crude oil production operations, Western’s operating margin is more sensitive to oil prices than that of some conventional crude oil producers.

Any prolonged period of low oil prices could result in a decision by the Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding substantial decrease in Western’s revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. If the Owners did not decide to suspend or reduce production, the sale of product at reduced prices would lower revenues.

In addition, because natural gas comprises a substantial part of Western’s operating costs, any prolonged period of high natural gas prices will negatively impact Western’s financial results.

Hedging activities could result in losses or limit the benefit of certain commodity price increases.

The nature of Western’s operations results in exposure to fluctuations in commodity prices. Western has initiated a hedging program to use financial instruments to hedge its exposure to these risks. When engaging in hedging Western will be exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments. From time to time Western may enter into additional hedging activities in an effort to mitigate the potential impact of declining oil prices. These activities may consist of, but may not be limited to:

•                                          buying a price floor under which Western will receive a minimum price for its oil production;

•                                          buying a collar under which Western will receive a price within a specified range for its oil production;

•                                          entering into fixed priced swap contracts for oil production; and

•                                          entering into a contract to fix the differential between the price for Western’s outputs and either the West Texas Intermediate or the Edmonton Par crude oil pricing benchmarks.

If product prices increase above those levels specified in any future hedging agreements, Western could lose the cost of floors or ceilings or a fixed price could limit Western from receiving the full benefit of

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commodity price increases. In addition, by entering into these hedging activities, Western may suffer financial loss if it is unable to produce sufficient quantities of oil or have sufficient cash flow to fulfil its obligations.

Western may hedge its exposure to the costs of various inputs to the Project, such as natural gas or feedstocks. If the prices of these inputs falls below the levels specified in any future hedging agreements, Western could lose the cost of ceilings or a fixed price could limit Western from receiving the full benefit of commodity price decreases.

Fluctuations in the US and Canadian dollar exchange rate may cause Western’s operating costs and capital costs relating to AOSP Expansion 1 to rise.

Crude oil prices are generally based on a US dollar market price, while Western’s operating costs are primarily denominated in Canadian dollars. Adverse fluctuations in the US and Canadian dollar exchange rate may cause Western’s operating costs to rise in relation to Western’s revenues. Western undertakes certain hedging activities against currency fluctuations. There can be no assurance that current activities or more expansive hedging programs in the future that Western may adopt are or would be successful.

Secondly, a portion of the capital costs associated with AOSP Expansion 1 will be denominated in US dollars. Capital costs may rise when converted to Canadian dollars should the Canadian dollar weaken against that of the US dollar.

Western may experience pricing pressure on its share of the Project’s synthetic crude oil production due to oversupply and competition.

Western sells its share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. There exist other suppliers of synthetic crude oil and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb Western’s share of the Project’s synthetic crude oil production. In addition the differential to West Texas Intermediate for certain product streams can vary dramatically and can have a material impact on Western’s revenues.

Western competes with larger companies and alternative fuels when it sells its share of the Project’s production.

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Western competes with established oil sands operators which have established operating histories and greater financial and other resources than Western. In addition, Western competes with other producers of synthetic crude oil blends and producers of conventional crude oil, including Shell and Chevron, some of whom may have lower operating costs and may have proprietary downstream assets. The crude oil industry also competes with other industries and alternative energy sources in supplying energy, fuel and related products to consumers.

The Mine, Extraction Plant and Upgrader may not perform as planned.

The Project may encounter interruptions in production or additional costs due to many factors, including:

•              breakdown or failure of equipment or processes;

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•              design errors;

•              operator errors;

•              violation of permit requirements;

•              disruption in the supply of energy; and

•              catastrophic events such as fire, earthquake, storms or explosions.

The Project consists of multiple facilities, all of which must be run on an integrated and co-ordinated basis. There can be no assurance that each component will continuously operate as designed or expected or that the necessary levels of integration and co-ordination will continuously be achieved. There can be no assurance that all components of the mining and extraction facility will continue to perform as expected or that the costs to operate this facility will not be significantly higher than expected.

Processing of bitumen ore is dependant on ore quality. As the mining operator mines the pit, mixing techniques are employed to produce a consistent bituminous sand from the mine to manage ore quality and optimize throughput at the mine site. There can be no assurances that future ore qualities will remain at current levels which could potentially result in lower throughput and higher costs.

Third-party facilities may not operate as planned.

The Project depends upon successful operation of facilities owned and operated by third parties. The Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

•                                          pipeline transportation to be provided through the Corridor pipeline system;

•                                          electricity and steam to be provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

•                                          transportation of natural gas to the Muskeg River cogeneration facility by the ATCO pipeline;

•                                          hydrogen to be provided to the Upgrader from the HMU and Dow; and

•                                          electricity and steam to be provided to the Upgrader from the Upgrader cogeneration facility.

For the Mine and Extraction Plant, electricity and steam is provided by the Muskeg River cogeneration facility. If the Muskeg River cogeneration facility fails to continuously operate in the manner designed, there can be no assurance that the Owners will be able to obtain alternative sources of electricity on a timely basis, at prices acceptable to Western, or at all. If the cogeneration facility does not continuously provide the required steam, it is unlikely that other sources of steam could be acquired on a timely basis, at prices acceptable to Western, or at all.

For the Upgrader, the electricity and steam is provided by the Upgrader cogeneration facility. There can be no assurance that, in the event the Upgrader cogeneration facility fails to continuously operate in the manner designed, the Owners will be able to secure alternative sources of electricity and steam on a timely basis, at prices acceptable to Western, or at all.

The HMU is designed to produce approximately 75% of the Upgrader’s hydrogen requirements, with the remainder to be provided by Dow. If the HMU fails to perform continuously as designed or Dow fails to deliver pursuant to its contract, respectively, there can be no assurance that the Project will be able to obtain its hydrogen requirements on a timely basis, at prices acceptable to Western, or at all.

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The Project relies on transportation of bitumen and Upgrader output from a pipeline system owned and operated by Kinder Morgan. If the Corridor pipeline system is unavailable for any reason, Western will have to find alternatives to the Corridor pipeline system which may not be available on a timely basis, at prices acceptable to Western, or at all.

Under the terms of certain third-party agreements, the Owners are committed to pay for utilities and services on a long-term “take-or-pay” basis, regardless of the extent that such utilities and services are actually used. In addition, under the terms of the agreement with Kinder Morgan, Western must make scheduled payments to them even if the Corridor pipeline system has diminished capacity or is unavailable. If, due to Project delays, suspensions, shut-downs or other reasons, the Owners fail to meet their commitments under these long-term agreements, the Owners may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties to provide the services and utilities for a purchase price in excess of the fair market value of the facilities. There can be no assurance that Western will have sufficient funds to satisfy these obligations.

Most of the contracts with third-party operators do not contain provisions for the payment of liquidated damages. Accordingly, if certain of the third-party facilities do not operate as planned, Western will not have a direct financial claim against the third-party operators.

If Western participates in certain expansions, those expansions will be subject to many of the same risks as the Project.

Western may participate in expansions on remaining areas of Lease 13 in addition to Shell’s Other Athabasca Leases and the AMI Leases. The Owners are evaluating potential long-term development opportunities relating to resources contained within Lease 13 and Shell’s Other Athabasca Leases and the AMI Leases. If Western were to participate in any expansion, Western will require additional financing in order to fund its share of costs associated with an expansion. Additionally, Western’s participation in expansions will be subject to many of the same risks as the Project.

Status of the first expansion of the Athabasca Oil Sand Project.

Expansion 1 will be entering the construction stage. Western’s share of the total costs to construct the Expansion 1 has been estimated at $2.2 billion. There is a risk that the Expansion 1 will not be completed on time or on budget or at all. Additionally, there is a risk that Expansion 1 may experience delays, result in interruption of existing mineable operations or increased costs due to many factors, including, without limitation:

•              inability to attract sufficient numbers of qualified workers;

•              breakdown or failure of equipment or processes;

•              construction performance falling below expected levels of output or efficiency;

•              changes in scope;

•              shortages of, or delays in obtaining equipment, construction materials or services;

•              increases in materials or labour costs;

•              contractor or operator errors;

•              non-performance by, or financial failure of, third party contractors;

•              disruption or delays in availability of transportation services;

•              delays in obtaining, or conditions imposed by, regulatory approvals;

•              design errors;

•              errors in construction

•              start-up and commissioning;

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•              labour disputes, disruptions or declines in productivity;

•              adverse weather conditions affecting construction or transportation;

•              transportation or construction accidents;

•              unforeseen site surface or subsurface conditions;

•              violation of permit requirements;

•              disruption in the supply of energy; and

•              catastrophic events such as fires, earthquakes, storms or explosions.

Given the stage of development of the Expansion 1, various changes may be made prior to the Owners completing the Expansion 1. Based upon current scheduling, full start-up of Expansion 1 is expected in late 2010. There can be no assurances that the current construction schedules will continue as planned without any delays or on budget. Any such delays will likely increase the costs of the Expansion Project and may require additional financing.

If Western does not participate in certain expansions, Western will lose voting or significant expansion rights.

If Western does not participate in certain future expansions, some of Western’s voting interests will be diluted and Western’s consent will no longer be required for extraordinary resolutions of the Executive Committee. In addition, if Western does not participate in an expansion on Shell’s Other Athabasca Leases, or if Western no longer has an ownership interest in each functional unit comprising the Project, Western will lose its right to participate in any further expansions on Shell’s Other Athabasca Leases and will lose any rights to participate in an area of mutual interest with the other Owners. Shell and Chevron, have significantly greater capital resources than that of Western. If the other Owners decide to undertake expansions, there can be no assurance that Western will be able to fund its share of the expansion. Western’s participation in any expansion would be subject to numerous conditions, including Western’s satisfaction with feasibility studies and Western’s access to the necessary capital resources.

Upgrading capacity beyond the Expansion 1 has not been secured.

Expansions beyond Expansion 1 will not include a joint upgrading solution therefore management continues to pursue alternate downstream solutions for future volumes beyond Expansion 1. However, there can be no assurance that a downstream solution can be found in time to process additional volumes from the future planned expansions. This could result in significantly lower realized prices from selling bitumen rather than a synthetic crude blend as planned. Additional capital funding and a commitment of management resources will be required to identify, develop and implement a downstream solution.

Western has engaged third party advisors to assist in these activities which will involve contacting third parties. This may result in an acquisition or sale of assets, merger or other corporate transaction. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western’s current ongoing business strategy.

Competition for Labour and Materials.

With the expansion of the industry and the impact of new entrants to the business, risks in the form of availability/competition for skilled labour and materials supply continue to build. There are other oil sands projects currently under construction and significant expansions have been announced by other oil sands developers. Western anticipates that some of these projects and expansions will proceed in the same time frame as its proposed expansions. This means Western will compete with these other projects for equipment, supplies, services, and labour in this environment which could result in increased costs,

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shortages of goods and services that delay progress, or both. In addition participation in expansions will significantly increase the demands on Western’s management and administrative resources. Western may not be able to effectively manage the expansions, and any failure to do so could have a material adverse effect on Western’s business, financial condition or results of operations.

Western may not be able to effectively manage its growth.

The Joint Venture Agreement permits participation in certain expansion opportunities. Participation in any expansion opportunities would significantly increase the demands on Western’s management resources. Western may not be able to effectively manage these expansions, and any failure to do so could have a material adverse effect on Western’s business, financial condition or results of operations.

Expansions may not proceed as planned.

The expansion strategy and configuration currently envisioned may not proceed as planned with respect to scope, timing and execution. This may directly impact the volume, quality and timing of producing marketable products.

Shell and Chevron may not agree with Western on matters related to the Project including Expansion 1.

The Project including Expansion 1 is a joint venture among Shell, Chevron and Western. Future plans, including decisions related to levels of production, will depend on agreement among the Owners and will depend on the financial strength and views of Shell and Chevron. There can be no assurance that the Owners will agree on all matters relating to the Project.

Under the Joint Venture Agreement, ordinary resolutions of the Executive Committee may be passed without Western’s consent and there can be no assurance that such resolutions may not adversely affect Western.

In addition, if Western’s voting interest in any functional unit falls below 15%, Western’s consent will not be required for an extraordinary resolution of the Executive Committee relating to that functional unit and such resolutions may adversely affect Western.

Shell and Chevron may not meet their obligations to the Project or Expansion 1.

Western is subject to the risk of non-payment by Shell or Chevron in meeting their payment obligations to the Project including Expansion 1. To the extent any Owner does not meet its obligations to fund its costs in respect of the Joint Venture Agreement and related agreements, Western, together with any other performing Owners, would be required to fund certain of those obligations.

If Western defaults on its obligations under the Joint Venture Agreement, Shell and Chevron will have the right to purchase Western’s interest in the Joint Venture at a discount.

If Western fails to meet all or part of its obligations under the Joint Venture Agreement, the other Owners will have an option to purchase Western’s entire ownership interest in the Joint Venture and related assets at a discount. The amount at which they could purchase Western’s ownership interest would be equal to 80% of fair market value (subject to certain adjustments for future reclamation costs).

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Shell may not fulfil its obligations to Western under the long-term sales contract.

Western sells its share of vacuum gas oil produced by the Project to a subsidiary of Shell on a long-term basis. Since a large portion of our revenues will be received from a subsidiary of Shell, Western will have a concentration of credit risk. Furthermore, if the Shell subsidiary does not have the capacity at the Scotford Refinery to physically process Western’s share of vacuum gas oil produced by the Project after using its commercially reasonable efforts to maintain such capacity, it will not be required to purchase Western’s share of vacuum gas oil until the Refinery regains such capacity. Modifications to the Scotford Refinery were undertaken to permit it to take the expected vacuum gas oil output. If the subsidiary of Shell were to default on, or not be required to fulfil its obligations to Western, or if the Scotford Refinery is not capable of processing the vacuum gas oil, there can be no assurance that Western could sell its share of vacuum gas oil to other purchasers at a price equal to or greater than that provided for in its contract with the Shell subsidiary, or at all.

Additionally, the price Western receives for products sold to the subsidiary of Shell may vary depending on the characteristics of the products sold. To the extent the characteristics of the products fail to meet agreed upon specifications, the purchase price for such products will be adjusted downward. If the characteristics of the products are significantly below specifications, the subsidiary of Shell is entitled to reject such products. Downward adjustment of the purchase price or rejection of the products could have an adverse effect on Western’s operations and revenues, and there can be no assurance that we could sell any rejected products elsewhere.

Production from Expansion 1 may not meet the planned schedule or budget.

There is a risk that production from Expansion 1 may not commence when planned, or at the costs anticipated. Many factors in addition to the risks described below under “Risk Factors – The Mine, Extraction Plant and Upgrader may not perform as planned” could impact the pace of Expansion 1 startup and economic efficiency of production including:

•              the operation of any part of Expansion 1 falling below expected levels of performance, output or efficiency; and

•              unanticipated or unplanned shutdowns or curtailments of any component of the Expansion 1.

Feedstock supply for the Upgrader may not always be available.

The Upgrader will require certain additional feedstocks to produce its output. Western has entered into contracts for required feedstocks for terms of between one and five years. There can be no assurance that feedstocks of the desired quality will be available on a timely basis after these contracts expire, at prices acceptable to Western, or at all. Unavailability of required feedstocks could have an adverse effect on the rate and quality of Upgrader output.

In-situ extraction may not be economic or sustainable.

In-situ developments are based on expectations of successful exploration drilling results. While the Athabasca resource in composite is significant, lease specific resource qualities may vary greatly and can only be confirmed through exploration and full delineation. Only after this drilling is complete and feasibility studies of the appropriate technology to apply to the resource are done can the potential of there resource be quantified.

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The Project may experience equipment failures for which Western does not have sufficient insurance.

The Upgrader processes large volumes of hydrocarbons at high pressure and temperatures in equipment with fine tolerances. Equipment failures could result in damage to the Extraction Plant and the Upgrader and liability to third parties against which Western may not be able to fully insure or may elect not to insure for various reasons, including high premium costs. Even with adequate insurance, delays in realizing on claims and replacing damaged equipment could adversely affect Western’s operations and revenues.

Various hazards inherent in Western’s operations could result in loss of equipment or life.

The operation of the Project is subject to the customary hazards of mining, extracting, transporting and processing hydrocarbons, including the risk of catastrophic events such as fire, earthquake, storms or explosions. A casualty occurrence might result in the loss of equipment or life, as well as injury or property damage. Western does not carry insurance with respect to all casualty occurrences and disruptions. There is no assurance that Western’s insurance will be sufficient to cover any such casualty occurrences or disruptions, including with respect to the damage caused by the fire at the Mine. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the Project and on Western’s business, financial condition and results of operations.

The projections and assumptions about Western’s future performance may prove to be inaccurate.

Western has only a few years of operating results. Western’s long-term financing plan is based upon certain assumptions and financial projections regarding its share of revenues and of operating, maintenance and capital costs of the Project. These projections and assumptions may prove to be inaccurate.

Debt levels could limit future flexibility in obtaining additional debt financing and in pursuing business opportunities.

As at December 31, 2006, Western had approximately $723 million of debt (including obligations under the HMU lease and net option premiums deferred associated with Western’s strategic crude oil hedging program). Western may also incur significant additional indebtedness for various purposes, including expansions. Western’s debt level and restrictive covenants will have an important effect on its future operations.

In addition, Western’s ability to make scheduled payments or to refinance its debt obligations will depend upon its financial and operating performance, which in turn, will depend upon prevailing industry and general economic conditions beyond Western’s control. There can be no assurance that Western’s operating performance, cash flow and capital resources will be sufficient to repay its debt in the future.

Western may not be able to secure financing for future exploration, development, production, expansion and acquisition plans.

Depending on Western’s future exploration, development, production or acquisition plans, Western may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing financing market conditions as well as the business performance of Western. If Western’s petroleum’s revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs or expansions. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms

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acceptable to Western. Transactions financed partially or wholly with debt may increase Western’s debt levels above industry standards. The inability of Western to access sufficient capital for its operations and planned expansions could have a material adverse effect on Western’s business and financial condition. If additional financing is raised by the issuance of shares from treasury of Western, control of Western may change and shareholders may suffer dilution.

Financing arrangements contain covenants limiting our discretion to operate our business.

Western’s financing arrangements contain provisions that limit its discretion to operate its business. If Western fails to comply with the restrictions set forth in its current or future financing agreements, Western will be in default and the principal and accrued interest may become due and payable.

Changes in government regulation of Western’s operations may harm Western.

Western’s mining, extraction and upgrading operations and the operations of third-party contractors are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, royalties, transportation, production, exports, labour standards, occupational health, waste disposal, protection and remediation of the environment, aboriginal matters, mine safety, hazardous materials, toxic substances and other matters. Amendments to current laws and regulations and the introduction of new laws and regulations governing operations and activities of mining corporations and more stringent application of such laws and regulations are actively considered from time to time and could affect the viability of the Project.

There can be no assurance that the various government licenses and approvals or amendments thereto that from time to time may be sought will be granted at all or with conditions satisfactory to Western or, if granted, will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Project and any expansions, and the mining, oil sands and oil and gas industries generally, will not be changed in a manner which may adversely affect Western.

Oil sands leases may be subject to the Oil Sands Tenure Regulation (Alberta) which was introduced in 2000. This legislation deems certain leases to continue beyond their primary term to the extent that the lessee has attained the minimum level of evaluation of the oil sands or the lease is producing. There can be no assurance that the Owners will be able to comply with the requirements of the Oil Sands Tenure Regulation (Alberta). In addition, the Minister, in certain circumstances, may change the designation of any lease subject to the legislation and provide notice requiring the Owners to commence production or recovery of, or to increase existing production or recovery of bitumen or other oil sands products within the time specified in such notice. There can be no assurance that if such a notice is given, the Owners will be able to comply with its terms to maintain their leases. Additionally, the Oil Sands Tenure Regulation (Alberta) expires on December 1, 2008 and, if such legislation is not renewed in its present or similarly favourable form, the status of certain leases may be in question.

The Project may fail to comply with various environmental approvals which may either cause the withdrawal of these approvals or impose other costs.

The operation and decommissioning of the Project and reclamation of the Project’s lands are conditional upon various environmental and regulatory approvals issued by governmental authorities. Further, the operation and decommissioning of the Project and reclamation of the Project’s lands will be subject to approvals and present and future laws and regulations relating to environmental protection and operational safety. Risks of substantial costs and liabilities are inherent in oil sands operations, and there can be no assurance that substantial costs and liabilities will not be incurred or that the Project will be permitted by regulators to carry on its operations. Other developments, such as increasingly strict

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environmental and safety laws, regulations and enforcement policies thereunder, and claims for damages to property or persons resulting from the Project’s operations, could also result in substantial costs and liabilities to Western, delays in operations or abandonment of the Project.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Project (including any expansions) will be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada indicated it intends to put forward an emission reduction plan for Canada and Clean Air Act legislation that will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta’s Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners’ ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may not be achievable or may significantly increase operating costs or reduce output.

Changes in the Western’s oil sands crown royalties position and oil sands taxation may negatively impact financial results.

Western, through its 20 percent undivided interest in the Project, is subject to a provincially administered royalty and income tax regime in terms of the determination royalty payments until the Project has recovered the costs associated with Mine and in terms of certain accelerated deductions for income tax purposes. However, there can be no assurance that this royalty or income tax regime will not change in a manner that would adversely affect Western, either through changes in law or through further interpretation of law. The classification of future expansions for both royalty calculations and accelerated deductions, and the availability of these expenditures for allowable costs for royalty purposes or as accelerated deductions for income tax purposes, can have a significant impact on Western’s royalty and income tax expenses and payments.

Canada Revenue Agency (“CRA”) may rule negatively on extent of qualifying expenditure as it relates to renunciation on flow-through shares.

In connection with the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. During the third quarter of 2006, it was communicated to Western that the CRA proposes to challenge the characterizing of certain expenditures capitalized as Canadian Exploration Expense which were incurred in 2001 and 2002. If CRA is successful in assessing a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western’s obligations under the indemnity provisions in these subscription agreements and in turn, will impact Western’s reported results. The subscription agreements for such-flow through shares stipulate that Western has indemnified subscribers. if such renunciations are reduced under the Income Tax Act (Canada).

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Aboriginal claims may be made against Western or the Project, including Expansion 1.

Aboriginal peoples may make claims against Western or the Project including Expansion 1, regarding the lands on which the Project including Expansion 1 are located.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, certain governmental entities and the City of Fort McMurray, Alberta claiming, among other things, that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which the Project and most of the other oil sands operations in Alberta are located. Such claims, if successful, could have an adverse effect on the Project.

Investments in business development activities unrelated to the oil sands industry

Western has previously announced its business strategy of investigating, at any one time, several separate projects which could significantly enhance shareholder value. These projects may be domiciled outside Canada and may not be related to the oil sands industry. These potential investments may involve such risks as uncertain political, economic, legal, regulatory and tax environments. They may also include, among other things, currency restrictions and exchange rate fluctuations, risk of loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection, acts of terrorism and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over an investment that Western may make abroad.

Exploring in the Federal Region of Kurdistan, political and regulatory instability

In May 2006, Western, through its wholly owned subsidiary, WesternZagros Limited, entered into the EPSA with the Kurdistan Regional Government to explore for conventional oil and gas in the Federal Region of Kurdistan pending ratification by the KRG. The Federal Region of Kurdistan is in Northern Iraq. Iraq is currently experiencing periods of civil unrest and political and economical instability. Oil and gas exploration and development activities in this jurisdiction may be affected in varying degrees by political instability, government regulations relating to the oil and gas industry and foreign investors therein and the policies of other countries in respect of those nations. Any changes in regulations or shifts in political condition are beyond the control of Western and may adversely affect its business.

Operations may be affected in varying degrees by government regulations, policies or directives with respect to restrictions on production or sales, price controls, export controls, repatriation of income, income taxes, carried interests for the state, expropriation of property and environmental legislation. Western will also be required to negotiate property development agreements with the government having jurisdiction over some of its properties. Such government may impose conditions that will affect the viability of the project such as providing the government with free carried interests or providing subsidies for the development of the local infrastructure or other social assistance. There can be no assurance that Western will be successful in concluding such agreements on commercially acceptable terms or that these agreements will be successfully enforced in the foreign jurisdiction in which Western’s properties are located. Operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by the other countries, terrorism, civil wars, guerrilla activities, military repression, crime, material fluctuations in currency exchange rates and high inflation. The political status of the Kurdistan Region on Iraq in which Western operates may make it more difficult for Western to obtain any required project financing from senior lending institutions because such lending institutions may not be willing to finance projects in this region due to the perception of investment risk.

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No assurances can be given that WesternZagros will be able to maintain or obtain effective security or insurance of any of its assets or personnel in Iraq where, at times, terrorism and insurgent activities have disrupted various business activities during the past and may affect Western’s operations or plans in the future. Current military participation from the United States of America and other allied countries are operating within Iraq to assist the new local government to maintain peace and national security and law and order at the national level. There can be no assurances to the commitment of these foreign nations to continue to maintain their military presence nor can there be assurances that the local government of Iraq can assert the ability themselves to provide the necessary degree of peace, order and security. As such, WesternZagros’ ability to maintain effective security over its assets may be adversely impacted. A high degree of security is also required to mitigate the risk of loss by theft, either by Western’s employees, contractors or third parties.

Infrastructure development in the Kurdistan Region of Iraq is limited. In addition, WesternZagros’ properties are located in remote areas, many of which are difficult to access. These factors may affect WesternZagros’ ability to explore and develop its properties and to store and transport its oil and gas production. There can be no assurance that future instability in this region, actions by companies doing business there, or actions taken by the international community will not have a material adverse effect on this region and in turn on WesternZagros’ financial condition or operations.

The EPSA may not be ratified.

The EPSA is not effective until it is passed into law. Although Western continues to work towards ratifying the EPSA, there is no assurance that it will be passed into law and thus may not be effective. Any change in the Kurdistan local or Iraqi national government or legislation may affect the status of WesternZagros’ contractual arrangements or its ability to meet its contractual obligations and may result in the loss of its interests in its oil and gas properties. The laws of Canada do not apply to any of these contractual arrangements and no assurances can be given that these contractual arrangements will be enforced or interpreted in the same manner or to the same extent as would be the case if the laws of Canada did apply.

Terms of the EPSA, if ratified, may differ from those of the initial contract.

The terms of the initial EPSA may be modified from those previously negotiated in the spring of 2006 as a result of the ratification process. There is the possibility that these amended terms, if agreed to by all parties, may reduce the economic value attributable to WesternZagros. These amended terms may include, but are not limited to, modifications to concession area, term and work commitments.

Title Matters in the Federal Region of Kurdistan

As a result of the limited infrastructure present in the Federal Region of Kurdistan, land titles systems are not developed to the extent found in many industrialized nations and Western is subject to potential competing claims.

No assurance can be given that applicable governments will not revoke, or significantly alter the conditions of, the applicable exploration and development authorizations and that such exploration and development authorizations will not be challenged or impugned by third parties. There is no certainty that such rights or additional rights applied for will be granted or renewed on terms satisfactory to WesternZagros. There can be no assurance that claims by third parties against WesternZagros’ properties will not be asserted at a future date.

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Risks associated with exploration and development of hydrocarbon resources may negatively impact Western and its subsidiaries.

The energy industry is highly competitive in all aspects, including the exploration for and the development of new sources of hydrocarbon resource. Western will compete for the exploration and the development of new sources of hydrocarbon resource with major integrated oil and gas companies, as well as various independent oil and gas companies. Western will do so through its 20 percent ownership interest in the AOSP and also through direct investments made by Western into oil sands, through the ESPA and other ventures with significant long-life hydrocarbon resource potential.

Western’s 20 percent ownership interest in the AOSP gives Western the option, upon satisfying certain conditions, to earn a working interest in additional leases in the Athabasca region of Alberta that Shell or Chevron may purchase. Western may also make certain of its investments involved in the exploration and development of new sources of hydrocarbon resource in domestic or international jurisdictions. Investments in international jurisdictions have various inherent risks, including but not limited to political, economic, legal, regulatory and foreign exchange risks. The exploration and development of new sources of hydrocarbon resource can have various inherent risks, including but not limited to encountering unexpected formations or pressures, blow-outs, equipment failures, uncontrollable flows of oil, natural gas or well fluid, and various environmental risks. Western will assess and mitigate to the extent possible these inherent risks of international jurisdictions and the inherent risks of exploration and development as these investments are evaluated and pursued.

Western will also compete in the highly competitive energy industry for any downstream initiatives it pursues, including the acquisition of upgrading and refining capacity for heavy crude oil. There can be no assurance that Western will be able to secure such opportunities and, if secured, will be able to finance the complete such opportunities.

Western’s future international conventional oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether Western ultimately undertakes an exploration or development project depends upon a number of factors, including availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects. Failure by the Corporation to secure necessary equipment could adversely affect the Western’s business, results of operations or financial condition.

Reserve and resource estimates are uncertain.

There are numerous uncertainties inherent in estimating quantities of reserves and resources, including many factors beyond Western’s control. Western’s reserve and resource data represent estimates only. The usefulness of such estimates is highly dependent upon the accuracy of the assumptions on which they are based, the quality of the information available and the ability to compare such information against industry standards.

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Fluctuations of oil prices may render the mining of oil sands reserves uneconomical. Other factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair Western’s profitability.

In general, estimates of economically recoverable bitumen reserves and the related future net pre-tax cash flows of the Project are based upon a number of variable factors and assumptions, such as:

•              historical production from similar properties which are owned by other operators;

•              limited production and operating history of the Project;

•              the assumed effects of regulation by governmental agencies;

•              estimated future operating costs; and

•              the availability of enhanced recovery techniques,

all of which may vary considerably from actual results of the Project.

There is a limited history of production from Western’s properties. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. Western’s reserve figures have been determined based upon assumed oil prices and operating costs. For those reasons, estimates of the economically recoverable bitumen reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected from them, prepared by different engineers or by the same engineers at different times, may vary substantially. Western’s actual production, revenues, taxes and development and operating expenditures with respect to Western’s reserves will vary from such estimates, and such variances could be material. Reserve estimates may require revision based on actual production experience.

The abandonment and reclamation costs relating to the Project may be higher than anticipated.

Western will be responsible for compliance with terms and conditions set forth in the environmental and regulatory approvals for the Project and all present and future laws and regulations regarding the decommissioning and abandonment of the Project and the reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent Western does not meet the minimum credit rating required under the Joint Venture Agreement by the prescribed time period, Western must establish and fund a reclamation trust fund. Western currently does not hold the minimum credit rating. Even if Western does hold the minimum credit rating in the future, Western may determine that it is prudent or that Western is required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if Western concludes that the establishment of such a fund is prudent or required, Western may lack the financial resources to do so. Western may also be required by future regulatory requirements to establish a fund or place funds in trust with regulators for the decommissioning and abandonment of the Project and the reclamation of its lands.

Independent reviews may be inaccurate.

Although independent and qualified third parties have prepared reviews, reports and projections relating to the viability and expected performance of the Project, there can be no assurance that these reports, reviews and projections and the assumptions on which they are based will, over time, prove to be accurate.

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Future litigation could adversely affect Western’s business, results of operations or financial condition.

From time to time, Western is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact Western’s business, results of operations or financial condition. While Western assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on Western’s business.

TRANSFER AGENTS AND REGISTRAR

Valiant Trust Company at its principal office in Calgary, Alberta is the transfer agent and registrar of the Common Shares of the Corporation and BNY Trust Company of Canada at its principal office in Toronto, Ontario is the co-agent and registrar of the Common Shares of the Corporation.

INTEREST OF EXPERTS

GLJ Petroleum Consultants Ltd., independent petroleum consultants to the Corporation, prepared the GLJ Reserve Report and Contingent Resource Report, both referenced herein. As at the date of the respective reports, the principals of Norwest and GLJ, as respective groups, owned beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. GLJ neither received nor will receive any interest, direct or indirect, in any securities or other property of Western or its affiliates in connection with the preparation of its reports.

LEGAL PROCEEDINGS

There are no legal proceedings which Western is a party to that involve a claim for damages that exceed ten percent of the current assets of Western. Western is however involved in arbitration proceedings arising from insurance claims. See “Narrative Description of the Business – The Athabasca Oil Sands Project – Mining – Base Operations”.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year.

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GLOSSARY

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated:

“Albian” Albian Sands Energy Inc., a corporation owned by the Owners in proportion to their ownership interest, which was incorporated for the purposes of acting as the operator of the Mine and the Extraction Plant;

“AMI Leases” Oil sands leases in the Athabasca oil sands region (other than Shell’s other Athabasca leases) which are acquired by an Owner and which are subject to the Participation and AMI Agreement.

“AOSP” or the “Project” Athabasca Oil Sands Project; the design and construction of facilities and implementation of operations of the Mine, the Extraction Plant, the Upgrader and all other facilities necessary to mine, extract, transport and upgrade crude bitumen from the oil sands deposits on the Lease 13 in addition to any Bitumen Recovery Project implemented pursuant to the Participation and AMI Agreement;

“ATCO” ATCO Power Canada Limited;

“bbls” Barrels. One barrel equals 0.15891 cubic metres at 15º Celsius;

“Chevron” Chevron Canada Limited;

“COGE Handbook” Canadian Oil and Gas Evaluation Handbook;

“Common Shares” The Class A shares of Western;

“Dow” Dow Chemicals Canada Inc.;

“Ells River Project” Chevron’s proposed oil sands in-situ project which is located approximately 50 kilometers northwest of Fort McMurray in the Athabasca Oil Sands region;

“EPSA” Exploration and Production Sharing Agreement dated May 4, 2006 with the Kurdistan Regional Government to explore for conventional oil and gas in the Federal Region of Kurdistan;

“Expansion 1” The fully integrated expansion of the existing Project facilities, with both new mining operations which includes the Jackpine Mine and associated additional bitumen upgrading at the Scotford Upgrader, with construction of common upstream infrastructure to support future expansions;

“Executive Committee” The executive committee appointed under the Joint Venture Agreement which has the responsibility for managing the Project and which is comprised of two representatives of each of the Owners;

“Extraction Plant” The extraction facilities are located on the western portion of Lease 13 which are designed to separate crude bitumen from the oil sands and process such crude bitumen so that it may be transported by pipeline to the Scotford Upgrader;

“GLJ” GLJ Petroleum Consultants Ltd., independent petroleum consultants;

“GLJ Reserves Report” The report prepared by GLJ dated February 7, 2007 evaluating the reserves attributable to Western as of December 31, 2006;

“GLJ Contingent Resource Report” The report prepared by GLJ dated February 7, 2007 evaluating the mineable resources attributable to Leases 88, 89, 90, 9 and the remainder of Lease 13 not included in the Muskeg River Mine or the Jackpine Mine and after giving effect to the swaps with Syncrude Canada and Imperial Oil, as well as Permits 15 and 631;

“HMU” The hydrogen manufacturing unit which supplies hydrogen to the Upgrader;

“Jackpine Mine” The first planned expansion area to be developed by the Joint Venture physically located on the east side of the Muskeg River;

“Joint Venture” The unincorporated joint venture created by the Owners pursuant to the Joint Venture Agreement to undertake the Project;

“Joint Venture Agreement” or “JVA” The Joint Venture Agreement dated December 6, 1999, among the Owners, as amended;

“Lease 13” Bituminous Sands Lease No. 7277080T13 and all renewals, extensions, replacements and amendments thereto, granted to Shell by the Government of Alberta, and transferred to Albian, the western portion of which is the site for the Muskeg River Mine and the eastern portion of which is the site for the Jackpine Mine;

“MD&A” Management Discussion & Analysis;

“MM$” Millions of dollars and “M$” thousands of dollars;

“MMbbls” Millions of barrels;

“Muskeg River Mine” or “Mine” The open pit mine located on the western portion of Lease 13 and all equipment, machinery, vehicles and facilities used in connection therewith;

“Non-voting Convertible Equity Shares” The non-voting convertible Class B equity shares of Western each convertible into one Common Share in certain circumstances subject to adjustment, at no additional cost;

“Norwest” Norwest Corporation, independent mining consultants;

“Notes” Western’s senior secured notes having a principal amount of US$450 Million bearing interest at a rate of 8.375% per annum and maturing on May 1, 2012;

“Owners” or “Joint Venture Owners” The owners of undivided ownership interests in the Project which include Shell, as to a 60% undivided ownership interest, Chevron, as to a 20% undivided ownership interest, and Western, as to a 20% undivided ownership interest;

“Participation and AMI Agreement” The Participation and Area of Mutual Interest Agreement dated December 6, 1999 among the Owners;

“Pierre River Mine” The anticipated expansion area to be developed by the Joint Venture as Expansions 4 and 5, physically located on the west side of the Athabasca River, initially on Leases 9 and 17;

“SAGD” Steam-assisted gravity drainage;

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“Scotford Refinery” The oil refinery owned by Shell Products Canada Limited which is located near Fort Saskatchewan, Alberta and which is adjacent to the location of the Scotford Upgrader;

“Scotford Upgrader” or “Upgrader” The oil sands bitumen upgrader which processes diluted bitumen product from the Extraction Plant to produce refinery feed stocks for sale to Shell Products Canada Limited at the Scotford Refinery and synthetic crude oil for shipment to other North American refineries;

“Senior Credit Facility” The credit facility between the Corporation and certain lending institutions which, prior to repayment, provided a portion of the capital costs of the Project;

“Shell” Shell Canada Limited; and

“Shell’s Other Athabasca Leases” Alberta Crown Oil Sands Lease Nos. 7288080T88, 7288080T89, 7288080T90, 7280050T26, 7281010T93, 7281030T53, 7281030T45, 7280080T28, 7400120009, 7401100017, 7405080351, 7405080352, 74058090631, 7405090632, 7405120015, 7405120309, 740512031, AT30 – 728009AT30, AT34 – 728011AT34, BT31 – 728010BT31, AT36 – 728101AT36, BT30 - 728009BT30 and all renewals, extensions, replacements and amendments in respect of same, granted to Shell by the Government of Alberta.

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APPENDIX A

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Western Oil Sands Inc. (the “Corporation”):

1.                                       We evaluated the Corporation’s reserves data as at December 31, 2006. The reserves data consist of the following:

(a)                                  (i)                                  proved and proved plus probable oil and gas reserves estimated as at December 31, 2006, using forecast prices and costs; and

                                                (ii)                               the related estimated future net revenue; and

(b)                                 (i)                                  proved oil and gas reserves estimated as at December 31, 2006, using constant prices and costs; and

                                                (ii)                               the related estimated future net revenue.

2.                                    The reserves data are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.                                    Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4.                                    The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated and reported on to the Corporation’s board of directors:

Description and Preparation Date of Evaluation	Location of Reserves (Country or Foreign Geographic	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)
Report	Area)	Audited	Evaluated	Reviewed	Total
February 7, 2007	Canada	0	$3,868 MM$	0	$3,868 MM$

5.                                       In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6.                                      We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after the preparation date.

7.                                      Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada	Dated: February 7, 2007

ORIGINALLY SIGNED BY

James H. Willmon, P. Eng.
Vice-President

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APPENDIX B

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Western Oil Sands Inc. (the “Corporation”) are responsible for the preparation and disclosure of information with respect to the Corporation’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a)                                  (i)                                  proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii)                               the related estimated future net revenue; and

(b)                                 (i)                                  proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii)                               the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation’s reserves data. The report of the independent qualified reserves evaluator is presented in Appendix A to this Annual Information Form.

The Reserves and Business Risk Committee of the Board of Directors of the Corporation has:

(a)                                  reviewed the Corporation’s procedures for providing information to the independent qualified reserves evaluator;

(b)                                 met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)                                  reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves and Business Risk Committee of the Board of Directors has reviewed the Corporation’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves and Business Risk Committee, approved:

(a)                                  the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b)                                 the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c)                                  the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) James C. Houck, President and Chief Executive Officer

(signed) Steve Reynish, Executive Vice President and Chief Operating Officer

(signed) Randall Oliphant, Director

(signed) David J. Boone, Director

(signed) Geoff Cumming, Lead Director

February 22, 2007

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APPENDIX C

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee of the Board is to assist the Board in fulfilling its oversight responsibilities in relation to the review and approval of the financial statements and financial reporting of the Corporation and the assessment of internal control and management information of the Corporation. The Audit Committee shall also be directly responsible for overseeing all audit processes and the relationship of the external auditors with the Corporation and the external auditors shall report directly, and be accountable, to the Audit Committee.

The role of the Audit Committee is one of supervision, stewardship and oversight. Management is responsible for preparing the financial statements and financial reporting of the Corporation and for maintaining internal control and management information. The external auditors are responsible for the audit or review of the financial statements and other services they provide.

Mandate

1.                                       Financial Statements and Financial Reporting.

The Audit Committee shall:

(a)                                  review with management and the external auditors, and recommend to the Board for approval, the annual financial statements of the Corporation, the reports of the external auditors thereon and related financial reporting, including Management’s Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

(b)                                 review with management and the external auditors, and approve, the interim financial statements of the Corporation and related financial reporting, including Management’s Discussion and Analysis and earnings press releases prior to the public disclosure of such information;

(c)                                  review with management and recommend to the Board for approval, the Corporation’s Annual Information Form;

(d)                                 review with management and recommend to the Board for approval, any financial statements of the Corporation which have not previously been approved by the Board and which are to be included in a prospectus of the Corporation or any other document required to be filed or publicly disclosed pursuant to applicable legal and regulatory requirements;

(e)                                  consider and be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements (other than disclosure referred to in clauses (a) and (b) above), and periodically assess the adequacy of such procedures;

(f)                                    review with management, the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements;

(g)                                 review the appropriateness of the accounting practices and policies of the Corporation and review any proposed changes thereto;

(h)                                 review and discuss any new or pending developments in accounting and reporting standards that may affect the Corporation; and

(i)                                     review accounting, tax and financial aspects of the operations of the Corporation as the Audit Committee considers appropriate.

2.                                       Relationship with External Auditors.

The Audit Committee shall:

(a)                                  consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditors, ensuring that such auditors are participants in good standing pursuant to applicable securities laws;

(b)                                 consider and make a recommendation to the Board as to the compensation of the external auditors;

(c)                                  review and approve the annual audit plan of the external auditors (including without limitation, engagement letters, objectives and scope of the external audit, procedures for quarterly review of financial statements, materiality limits, areas of audit risk, staffing, timetables and proposed fees);

(d)                                 oversee the work of the external auditors in performing their audit or review services and oversee the resolution of any disagreements between management and the external auditors;

(e)                                  review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors’ independence, including, without limitation, (A) requesting, receiving and reviewing, on a periodic basis, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation, (B) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors, and (C) recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself of the external auditors’ independence;

(f)                                    as may be required by applicable securities laws, rules and guidelines, either:

(i)                                    pre-approve all non-audit services to be provided by the external auditors to the Corporation (or its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)                                 adopt specific policies and procedures for the engagement of the external auditors for the purpose of the provision of non-audit services;

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(g)                                 be satisfied that the fees paid by the Corporation to the external auditors for audit and non-audit services are publicly disclosed; and

(h)                                 review and approve the hiring policies of the Corporation regarding partners, former partners, employees and former employees of the present and former external auditors of the Corporation.

3.                                       Internal Controls.

The Audit Committee shall:

(a)                                  review with management and the external auditors, the adequacy and effectiveness of the internal control and management information systems and procedures of the Corporation (with particular attention given to accounting, financial statements and financial reporting matters and to being satisfied that such systems are reliable and that they operate effectively to produce accurate, appropriate and timely management and financial information) and determine whether the Corporation is in compliance with applicable legal and regulatory requirements and with the Corporation’s policies;

(b)                                 review the external auditors’ recommendations regarding any matters, including internal control and management information systems and procedures, and management’s responses thereto;

(c)                                  establish procedures for the receipt, retention and treatment of complaints, submissions and concerns regarding accounting, internal accounting controls or auditing matters on an anonymous and confidential basis;

(d)                                 review policies and practices concerning the expenses and perquisites of the Chairman, including the use of the assets of the Corporation;

(e)                                  review with external auditors any corporate transactions in which directors or officers of the Corporation have a personal interest;

(f)                                    review insurance coverage of significant business risks and uncertainties;

(g)                                 review material litigation and its impact on financial reporting; and

(h)                                 review policies and procedures for the review and approval of officers’ expenses and perquisites.

Composition and Procedures

1.                                       Composition of Committee.

The Audit Committee shall consist of not less than three directors, none of whom shall be an officer or employee of the Corporation or any of its subsidiaries or any affiliate thereof. Each Audit Committee member shall satisfy the independence, experience and financial literacy requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In addition, the Chair shall have “accounting or related financial expertise”. The Board has defined “financial literacy” as the ability to understand a balance sheet, income statement and a cash flow statement in accordance

3

with Canadian GAAP and the Board has defined “accounting or financial expertise” as the ability to analyze and understand a full set of financial statements, including the notes attached thereto in accordance with Canadian GAAP. Each member of the Audit Committee shall have no direct or indirect material relationship with the Corporation or any affiliate thereof which could reasonably be expected to interfere with the exercise of the member’s independent judgment, other than interests and relationships arising from the holdings of shares of the Corporation. Determinations as to whether a particular director satisfies the requirements for membership on the Audit Committee shall be made by the full Board and shall be reviewed at least annually.

If a member of the Audit Committee ceases to be independent for reasons outside that member’s reasonable control, the member shall immediately notify the Chair of the Board as to this fact and shall resign his or her position as a member of the Audit Committee on the earliest of (i) the appointment of his or her successor; (ii) the next annual meeting of shareholders of the Corporation; and (iii) the date that is six months from the occurrence of the event which caused the member to not be independent.

2.                                       Appointment of Committee Members

Members of the Audit Committee shall be appointed from time to time and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board. The Board shall fill any vacancy if the membership of the Audit Committee is less than three directors.

3.                                       Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee who is present at the meeting shall be chosen by the Audit Committee to preside at the meeting.

4.                                       Authority to Engage Experts

The Audit Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and advisors, such engagement to be at the Corporation’s expense.

5.                                       Meetings

The Audit Committee shall meet at least four times per year and shall meet at such other times during each year as it deems appropriate, provided that meetings shall be scheduled so as to permit timely review of the quarterly and annual financial statements and reports. In addition, the Chair of the Audit Committee may call a special meeting of the Audit Committee at any time. The Audit Committee shall meet with the external auditors on a regular basis in the absence of management and, if so requested by a member of the Audit Committee, the external auditor shall attend every meeting of the Audit Committee held during the term of office of the external auditor. The Chair of the Audit Committee, the Chairman of the Board, any two members of the Audit Committee or the external auditors may call a meeting of the Audit Committee. The external auditors shall be provided with notice of every meeting of the Audit Committee and, at the expense of the Corporation, shall be entitled to attend and be heard thereat. The Chair of the Audit Committee shall hold in camera meetings of the Audit Committee, without management present, at every Audit Committee meeting.

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6.                                       Quorum

A majority of the members of the Audit Committee, present in person or by telephone or by other telecommunication device that permits all person participating in the meeting to communicate with each other, shall constitute a quorum.

7.                                       Procedure, Records and Reporting

Subject to any statute or the articles and by-laws of the Corporation, the Audit Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Audit Committee may deem appropriate (but not later than the next meeting of the Board).

8.                                       Delegation

The Audit Committee may delegate from time to time to any person or committee of persons any of the Audit Committee’s responsibilities that lawfully may be delegated.

9.                                       Review of Terms of Reference

The Audit Committee shall review and reassess the adequacy of its Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. Such review shall include the evaluation of the performance of the Audit Committee against criteria defined in the Audit Committee mandate as well as the Directors’ Charter.

5

Western audited consolidated annual financial statements
for the year ended December 31, 2006

WESTERN OIL SANDS FINANCIAL INFORMATION	ANNUAL REPORT 06

MANAGEMENT’S REPORT

To the Shareholders of Western Oil Sands Inc.,

The accompanying consolidated financial statements and all information in the annual report including the Management’s Discussion and Analysis are the responsibility of Management. The consolidated financial statements have been prepared by Management in accordance with the accounting policies described in the notes to the consolidated financial statements. In the opinion of Management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has developed and maintains systems of internal controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguard of assets.

PricewaterhouseCoopers LLP, independent external auditors appointed by the shareholders of the Corporation, review Western’s system of internal controls and conduct their work to the extent they deem appropriate. They have examined the consolidated financial statements and have expressed an opinion on the statements. Their report is included with the consolidated financial statements. Western also retains independent petroleum engineering consultants, GLJ Petroleum Consultants Ltd., to conduct independent evaluations or audits of the Corporation’s oil and gas reserves.

The Board of Directors of the Corporation has established an Audit Committee consisting of four non-management directors. The Audit Committee reviews with Management and the external auditors any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of Management that may be material for financial reporting purposes. On an annual basis, the Audit Committee meets with the independent petroleum consultants and reviews the Corporation’s annual reserve estimates. The Audit Committee meets quarterly to review and approve interim consolidated financial statements prior to their release, as well as annually to review Western’s annual consolidated financial statements, Management’s Discussion and Analysis and Annual Information Form/Form 40-F, and recommend their approval to the Board of Directors. The external auditors have unrestricted access to the Corporation, the Audit Committee and the Board of Directors.

JAMES C. HOUCK	DAVID A. DYCK
President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
February 22, 2007

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

There was one exclusion from our evaluation. Our 20 per cent undivided working interest in the Alberta Oil Sands Project (“AOSP”), representing 96 per cent of our total Property, Plant and Equipment, 100 per cent of Operating Expenses, 54 per cent of Purchased Feedstocks and Transportation, and 64 per cent of Research and Business Development Expense as at and for the year ended December 31, 2006, was excluded from our evaluation as we do not have the ability to dictate or modify this entity’s internal control over financial reporting, and we do not have the ability, in practice, to assess those controls. However, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results of operations in our consolidated financial statements.

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report on page 66 herein.

JAMES C. HOUCK	DAVID A. DYCK
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
February 22, 2007

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Western Oil Sands Inc.,

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Western Oil Sands Inc. as of December 31, 2006 and an audit of its December 31, 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Western Oil Sands Inc. (the “Corporation”) as at December 31, 2006 and 2005, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit of the Corporation’s consolidated financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Corporation’s consolidated financial statements as at December 31, 2005 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. A consolidated financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Internal Control Over Financial Reporting

We have also audited management’s assessment, included in the Management’s Report on Internal Control Over Financial Reporting appearing on page 65 of the 2006 Annual Report to Shareholders, that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting,

66

evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Management’s Report on Internal Control Over Financial Reporting appearing on page 65 of the 2006 Annual Report to Shareholders, management has excluded the Corporation’s undivided working interest in the Athabasca Oil Sands Project (the “AOSP”) from its assessment of internal control over financial reporting as of December 31, 2006 because the Corporation does not have the ability to dictate or modify this entity’s control over financial reporting, and it does not have the ability, in practice, to assess these controls. AOSP represented 96 per cent of the total Property, Plant and Equipment, 100 per cent of Operating Expenses, 54 per cent of Purchased Feedstocks and Transportation, and 64 per cent of Research and Business Development Expense of the Corporation’s financial statement amounts as at and for the year ended December 31, 2006,

In our opinion, management’s assessment that the Corporation maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
February 22, 2007

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CONSOLIDATED BALANCE SHEETS

December 31 ($ thousands)	2006	2005

Assets
Current Assets
Cash	3,139	5,590
Accounts Receivable	110,039	87,398
Inventory (note 4)	21,761	21,083
Prepaid Expense	12,443	9,355
Current Portion of Risk Management (note 18)	7,601	—
	154,983	123,426
Property, Plant and Equipment (note 5)	1,606,966	1,352,605
Risk Management (note 18)	18,707	98,426
Deferred Charges (note 6)	13,503	16,063
	1,639,176	1,467,094

	1,794,159	1,590,520

Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	158,501	101,303
Current Portion of Lease Obligations (note 8)	1,958	3,396
Current Portion of Option Premium Liability (note 9)	24,966	—
	185,425	104,699
Long-term Liabilities
Long-term Debt (note 7)	601,385	565,655
Lease Obligations (note 8)	57,480	55,809
Option Premium Liability (note 9)	64,309	85,416
Asset Retirement Obligation (note 10)	20,773	9,094
Future Income Taxes (note 12)	73,113	56,445
	817,060	772,419
	1,002,485	877,118
Shareholders’ Equity
Share Capital (note 13)	554,233	548,747
Contributed Surplus (note 14)	12,890	3,474
Retained Earnings	224,551	161,181
	791,674	713,402

	1,794,159	1,590,520

Commitments and Contingencies (note 19)

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors

ROBERT G. PUCHNIAK	RANDALL OLIPHANT
Director	Director

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CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Year ended December 31 ($ thousands, except amounts per share)	2006	2005

Revenues (note 18)	983,560	910,330
Less Purchased Feedstocks and Transportation	(353,522)	(318,934)
	630,038	591,396
Expenses
Royalties	4,064	4,005
Operating	286,325	250,389
Research and Business Development	34,863	10,657
General and Administrative (note 15)	28,456	14,491
Insurance	11,497	7,995
Interest (note 11)	50,017	58,165
Accretion on Asset Retirement Obligation (note 10)	1,256	562
Depreciation, Depletion and Amortization (note 5)	61,560	50,738
	478,038	397,002
Earnings Before Other Income (Expense) and Income Taxes	152,000	194,394
Other Income (Expense)
Foreign Exchange Gain	49	15,561
Risk Management Gain (Loss) (note 18)	(72,118)	13,450
Earnings Before Income Taxes	79,931	223,405
Income Tax Expense (note 12)	16,561	73,956
Net Earnings	63,370	149,449
Retained Earnings at Beginning of Year	161,181	11,732

Retained Earnings at End of Year	224,551	161,181

Net Earnings Per Share (note 13)
Basic	0.39	0.93
Diluted	0.39	0.92

See accompanying notes to the Consolidated Financial Statements

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31 ($ thousands)	2006	2005

Cash Provided By (Used In)
Cash From Operating Activities
Net Earnings	63,370	149,449
Non-cash Items:
Stock-based Compensation (note 15)	12,083	3,149
Accretion on Asset Retirement Obligations (note 10)	1,256	562
Depreciation, Depletion and Amortization (note 5)	61,560	50,738
Interest Expense on Option Premium Liability (note 9)	3,801	1,278
Unrealized (Gain) Loss on Risk Management (note 18)	72,118	(13,450)
Unrealized Foreign Exchange Gain (note 7 and note 9)	(212)	(17,803)
Future Income Tax Expense (note 12)	16,668	70,956
Cash Items:
Cash Settlement of Asset Retirement Obligation (note 10)	(91)	(52)
Cash Settlement of Performance Share Unit Plan (note 14)	(2,104)	(596)
	228,449	244,231
Increase in Non-cash Working Capital (note 20)	(59,436)	(32,489)
	169,013	211,742
Cash From (Used In) Financing Activities
Issue of Share Capital (note 13)	4,923	2,724
Issuance (Repayment) of Long-term Debt, Net	36,000	(175,000)
Deferred Charges	—	(216)
Repayment of Obligations Under Capital Lease	(1,341)	(1,340)
	39,582	(173,832)
Cash Invested
Capital Expenditures	(301,273)	(69,350)
Insurance Proceeds (note 19)	—	22,517
Decrease in Non-cash Working Capital (note 20)	90,227	10,798
	(211,046)	(36,035)
Increase (Decrease) in Cash	(2,451)	1,875
Cash at Beginning of Year	5,590	3,715
Cash at End of Year	3,139	5,590

See accompanying notes to the Consolidated Financial Statements

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in $ thousands, except for share amounts)

Note 1. Business of the Corporation

Western Oil Sands Inc. (the “Corporation”) was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in the Athabasca Oil Sands Project (“AOSP”) located in the Athabasca region of northeastern Alberta. Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent interests, respectively. The AOSP consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is also pursuing initiatives primarily related to in-situ oil sands and technology development and downstream integration opportunities regarding the processing of production from both mineable and in-situ oil sands deposits. WesternZagros Limited (“WesternZagros”), a wholly-owned subsidiary of the Corporation, is pursuing conventional oil and gas opportunities in the Federal Region of Kurdistan in northern Iraq.

Note 2. Summary of Accounting Policies

a) Principles of Consolidation   The Consolidated Financial Statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership. The Corporation’s oil sands and certain in-situ activities are conducted jointly with others. These financial statements reflect only the Corporation’s proportionate interest in such activities.

b) Use of Estimates   The preparation of the Consolidated Financial Statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the Consolidated Financial Statements include, but are not limited to, the estimates of crude oil reserves, recovery of exploration costs capitalized in accordance with full cost accounting, risk management asset or liability, asset retirement obligations, income taxes, royalties, stock-based compensation and employee future benefits.

c) Foreign Currency Translation   Accounts in foreign currencies and operations in foreign countries that are integrated are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Revenues and expenses are translated into Canadian dollars at the monthly average exchange rates. Provisions for depreciation, depletion and amortization are translated at the same rate as the related items. The resulting exchange gains or losses are included in the Consolidated Statements of Operations and Retained Earnings.

d) Cash   Cash presented in the Consolidated Financial Statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

e) Inventory   Product Inventories and Parts, Supplies and Other Inventories are valued at the lower of cost, at average cost basis, and net realizable value. Product Inventory costs include direct and indirect expenditures incurred in bringing an item or product to its existing condition. Parts, Supplies and Other Inventory costs represent the store stock held at the Mine and Upgrader.

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f) Property, Plant and Equipment   Property, plant and equipment (“PP&E”) assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Prior to the commencement of commercial operations, interest costs of debt attributable to major development projects, administrative overhead, operating costs and revenues are capitalized.

The Corporation engages in research and development activities to develop or improve processes and techniques to extract oil from oil sands deposits. Research involves planned investigation with the goal of attaining new knowledge. Development involves translating that knowledge into a new technology or process. Research costs are expensed as incurred. Development costs are capitalized once technical feasibility is established and if the Corporation intends to proceed with development. These costs are capitalized in PP&E until the commencement of commercial operations or production. Otherwise, development costs are expensed as incurred. Development costs include pre-operating revenues and costs.

Oil Sands Mining

Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the AOSP and other projects, including asset retirement obligations. Development costs to expand capacity of existing mines are also capitalized. Costs relating to a turnaround are expensed as incurred. Oil Sands Mining assets are reviewed for impairment annually or whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined, the assets are written down to the fair value.

Depletion on oil sands mining properties is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities are substantially complete and after commercial production has begun.

Conventional Crude Oil and In-Situ Oil Sands

The Corporation accounts for its crude oil and in-situ properties and equipment in accordance with the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry. Under this method, all costs associated with the acquisition of, exploration for and the development of crude oil and in-situ reserves, including asset retirement obligations are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related to unproved properties, major development projects and administrative costs directly related to exploration and development activities.

Once the Corporation commences commercial production from the cost centres, capitalized costs accumulated within each cost centre are depleted on the unit-of-production method based on the estimated proved reserves of that country using estimated future prices and costs. Proceeds from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss unless that deduction would result in a change to the depletion rate by 20 per cent or more, in which case, a gain or loss is recorded.

In determining the depletion base, the Corporation includes estimated future costs to be incurred in developing proved reserves and excludes the cost of unproved properties and major development projects. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. To date, no depletion related to the Corporation’s conventional crude oil and in-situ properties has been recorded as commercial operations have not commenced.

The Corporation reviews the carrying amount of its conventional crude oil in-situ properties relative to their recoverable amount (the “ceiling test”) for each cost centre at each annual balance sheet date, or more frequently if circumstances or events indicate impairment has occurred. The recoverable amount is calculated as the sum of:

•                  the undiscounted cash flow from proved reserves using expected future prices and costs;

•                  the cost of unproved properties; and

•                  the costs of major development projects less impairment.

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If the carrying amount of the properties exceeds their recoverable amount, an impairment loss is recognized in depletion equal to the amount by which the carrying amount of the properties exceeds their fair value. Fair value is calculated as the sum of:

•                  the cash flows from proved and probable reserves using expected future prices and costs, discounted at a risk-free interest rate; and

•                  the cost, less impairment, of unproved reserves and major development projects that do not have probable reserves attributable to them.

Corporate

Corporate PP&E assets are depreciated on a straight-line basis over their useful lives ranging from three to five years.

g) Deferred Charges   Deferred charges primarily include debt financing costs incurred in establishing the Corporation’s various debt facilities. Deferred charges are amortized over the life of the related debt facilities.

h) Derivative Financial Instruments   The Corporation utilizes financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and commodity prices. These derivative financial instruments are not used for speculative purposes. The Corporation has policies and procedures in place with respect to the required documentation and approvals for the use of financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. Where applicable, the Corporation identifies relationships between financial instruments and anticipated transactions as well as its risk management objectives and the strategy for undertaking the economic hedge transaction. The Corporation assesses, both at inception and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

The fair values of these financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Corporation considers all of these financial instruments to be effective economic hedges. However, certain of the Corporation’s financial instruments do not qualify or have not been designated as hedges for accounting purposes in accordance with Accounting Guideline 13.

In accordance with Emerging Issues Committee Abstract 128 (“EIC-128”) “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, financial instruments that do not qualify as hedges or have not been designated as hedges are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. Financial instruments that do qualify as hedges under Accounting Guideline 13 and are designated as hedges are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

i) Asset Retirement Obligation   The Corporation, in association with its 20 per cent working interest in the AOSP and its conventional crude oil and in-situ initiatives, recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third-party costs, that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted risk-free rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. The Corporation recognizes, over the estimated life of the asset and liability, depletion on the asset and accretion on the liability. Actual expenditures incurred are charged against the accumulated obligation.

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j) Stock-based Compensation Plans   The Corporation maintains stock option, performance share unit and deferred stock unit plans as described in note 15.

For the Corporation’s stock option plan, compensation expense is recorded in the Consolidated Statements of Operations as general and administrative expense with a corresponding increase in Contributed Surplus in the Consolidated Balance Sheets for all common share options granted to employees and non-employee directors on or after January 1, 2003. The expense is based on the fair values of the options at the time of grant and is recognized in the Consolidated Statements of Operations over the requisite service period of the respective options on a straight-line basis. Fair values are determined, at the grant date, using the Black-Scholes option-pricing model. For common share options granted prior to January 1, 2003 (“pre-2003 options”), compensation expense is not recognized in the Consolidated Statement of Operations. The Corporation continues to disclose the pro forma earnings impact of related stock-based compensation expense for pre-2003 options. Consideration paid to the Corporation on exercise of options is credited to Share Capital and, if related to any stock options that were granted subsequent to January 1, 2003, an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Share Capital.

The Performance Share Unit Plan (“PSUP”) is accounted for under the fair value method. The compensation expense is based on the fair values of the award at the time of grant and is recognized in the Consolidated Statements of Operations as general and administrative expense with a corresponding amount recognized in Contributed Surplus in the Consolidated Balance Sheets, using the graded vesting method for the respective grants. Fair values are determined, at the grant date, using a Monte-Carlo Simulation pricing model.

The Deferred Share Unit Plan (“DSUP”) is accounted for on a mark-to-market basis whereby a liability and compensation expense are recorded for each period based on the number of Deferred Share Units (“DSUs”) outstanding and the current market price of the Corporation’s shares.

The Corporation, as an owner in the AOSP, shares in any related costs associated with the AOSP’s stock-based compensation plans. The AOSP’s plans involve Stock Appreciation Rights (“SARs”) which may require settlement with cash payments. During the vesting period, compensation expense is recorded in the Consolidated Statements of Operations as operating expense over the requisite service period on a straight-line basis and is recognized at period end date using the Black-Scholes option-pricing model. The Corporation’s share of the change in value of the SARs is recognized in operating expense in the year the change occurs.

k) Revenue Recognition   The revenue associated with the sale of crude oil products is recorded when title and other significant risks and rewards of ownership are passed to the customer and delivery has occurred. Crude oil products produced and sold by the Corporation below or above our working interest share results in production underliftings and overliftings. Overliftings are recorded as liabilities and underliftings are recorded as assets.

l) Income Taxes   The Corporation follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the Consolidated Financial Statements and their respective tax bases, using income tax rates substantively enacted on the Consolidated Balance Sheet date. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in earnings in the period the change occurs.

m) Net Earnings Per Share   Basic net earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings per share reflect the potential dilution that would occur if stock options were exercised. The Corporation uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.

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n) Employee Future Benefits   The Corporation has a defined contribution pension plan for its direct employees and, as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. For the defined contribution pension plan, the expense is recognized as payments are made or entitlements are earned.

For the defined benefit pension plan, the costs are determined using the projected benefit method prorated on length of service and reflects the AOSP’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten per cent of the greater of the benefits obligation and the fair value of plan assets. The amortization period is over the expected average remaining service lifetime of employees covered by the plans.

o) Comparative Amounts   Certain comparative amounts have been reclassified to conform to the current year’s presentation.

Note 3. Changes in Accounting Policies

a) Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date  For the year ending December 31, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 162 (“EIC-162”). EIC-162 requires the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense of $3.6 million has been included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period. There is no impact to the Consolidated Financial Statements as at December 31, 2005 as no such retirement provisions existed during this period. The Corporation’s stock option and PSU plans did not include retirement provisions until 2006 when the plans were amended to include retirement provisions.

b) Non-monetary Transactions  On January 1, 2006, the Corporation prospectively adopted CICA Handbook Section 3831, “Non-Monetary Transactions” which replaces Section 3830, “Non-Monetary Transactions”. Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. Section 3830 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity’s future cash flows are expected to change significantly as a result of the transaction. There is no impact on the Consolidated Financial Statements as the Corporation does not have exchanges of non-monetary transactions after January 1, 2006 within the scope of Section 3831.

c) Implicit Variable Interests under AcG-15  On January 1, 2006, the Corporation adopted Emerging Issues Committee Abstract 157 (“EIC-157”). EIC-157 requires that a reporting enterprise consider whether it holds an implicit variable interest in the Variable Interest Entity (“VIE”) or potential VIE. The determination of whether an implicit variable interest exists should also be based on whether the reporting enterprise may absorb variability on the VIE or potential VIE. The Corporation has entered into operating leases, as described in note 19(a), with a VIE. These operating leases as structured do not meet the criteria for consolidation by the Corporation and therefore, the adoption of this accounting policy had no impact on the Corporation’s Consolidated Financial Statements.

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d) Conditional Asset Retirement Obligations  On January 1, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 159 (“EIC-159”). EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110, “Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; an entity to apply expected present value technique if certain conditions exist indicating sufficient information to reasonably estimate conditional asset retirement obligation; and that a liability should be recognized initially in the period in which sufficient information becomes available to estimate a conditional asset retirement obligations fair value. There is no impact on the Consolidated Financial Statements of the Corporation from the retroactive adoption of EIC-159.

Note 4. Inventory

	2006	2005

Product Inventory	9,938	11,262
Parts, Supplies and Other	11,823	9,821
	21,761	21,083

Note 5. Property, Plant and Equipment

2006	Cost	Accum. DD&A*	Net

Athabasca Oil Sands Project
Producing Assets	1,414,560	(155,226)	1,259,334
Capital Leases	52,705	(5,914)	46,791
Asset Retirement Obligation	18,246	(1,145)	17,101
Expansion	225,599	—	225,599
	1,711,110	(162,285)	1,548,825
In-Situ Projects	25,842	—	25,842
Kurdistan Exploration Project	23,954	—	23,954
Corporate	15,726	(7,381)	8,345
	1,776,632	(169,666)	1,606,966

2005	Cost	Accum. DD&A*	Net

Athabasca Oil Sands Project
Producing Assets	1,342,704	(104,437)	1,238,267
Capital Leases	52,705	(4,294)	48,411
Asset Retirement Obligation	7,732	(573)	7,159
Expansion	38,235	—	38,235
	1,441,376	(109,304)	1,332,072
In-Situ Projects	797	—	797
Kurdistan Exploration Project	8,962	—	8,962
Corporate	12,136	(1,362)	10,774
	1,463,271	(110,666)	1,352,605

* Accumulated Depreciation, Depletion and Amortization

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Costs currently not subject to depreciation, depletion and amortization include $225.6 million relating to the AOSP (2005 – $38.2 million). In 2005, $5.7 million relating to Corporate was not subject to depreciation, depletion and amortization as the projects associated with these costs were not substantially complete and there was no commercial production associated with these projects.

All costs included in the Kurdistan Exploration Project and the In-Situ Projects are excluded from depletion as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized. During the year ended December 31, 2006, the Corporation capitalized $2.8 million (2005 – nil) in interest costs relating to the expansion of the AOSP.

During the year ended December 31, 2006, assets included in AOSP Producing Assets and Corporate with a carrying value of $9.4 million and $5.6 million, respectively, were determined to be impaired. The capital projects associated with these assets have been cancelled and, consequently, the assets have no future economic benefit. Accordingly, the Corporation has determined the carrying value of these projects to be nil and has recognized, in Depreciation, Depletion and Amortization, an impairment of $15 million.

Note 6. Deferred Charges

	2006	2005

Deferred Charges	28,712	28,712
Less: Amortization	(15,209)	(12,649)
	13,503	16,063

Note 7. Long-term Debt

	2006	2005

US$450 million Senior Secured Notes (a)	524,385	524,655
Revolving Credit Facility (b)	77,000	41,000
	601,385	565,655

(a) The Senior Secured Notes (the “Notes”) bear interest at 8.375 per cent and have a maturity of May 1, 2012. The Notes provide the holders with security over all the assets of the Corporation, subordinated to the $340 million Revolving Credit Facility (“Revolving Credit Facility”) described in note 7(b), until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured.

The Senior Secured Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totalling $0.3 million was recognized for the year ended December 31, 2006 (2005 – $17 million) as a result of changes in the foreign exchange rate between the US and Canadian dollars. As at December 31, 2006, a total of $184.5 million of unrealized foreign exchange gains were recognized since the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains occurred prior to commercial operations.

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(b) The Revolving Credit Facility bears interest at the lenders’ prime lending rate, the bankers’ acceptance rate or the LIBOR rate plus applicable margins ranging from nil to 225 basis points. The Revolving Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Notes detailed in note 7(a), and have certain financial covenants, including a limit on the amount available for drawdown. At December 31, 2006, the limit available for drawdown was $340 million (2005 – $299 million), of which $77 million (2005 – $41 million) had been drawn and $9.6 million (2005 – $8.9 million) had been issued in letters of credit. The Revolving Credit Facility contains a three year revolving maturity, extendible annually at the lending institutions’ discretion.

Note 8. Lease Obligations

	2006	2005

Obligations Under Capital Lease (a)	48,928	50,266
Operating Lease Guarantee Obligation (b)	10,510	8,939
	59,438	59,205
Less: Current Portion	1,958	3,396
	57,480	55,809

(a) The capital lease obligation relates to the Corporation’s share of capital costs for the hydrogen-manufacturing unit within the AOSP. Repayment of the principal obligation was $1.3 million in 2006 and is scheduled to remain at that level until fully repaid.

(b) Under the Mobile Equipment Lease, described in note 19(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. For the year ended December 31, 2006, the Corporation paid $1.1 million (2005 – $2.3 million) in regards to this obligation.

Note 9. Option Premium Liability

The Corporation deferred payment and receipt of the premiums associated with the options described in note 18(a)(i) until the settlement of the option contracts between 2007 and 2009. The total net undiscounted premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the Consolidated Balance Sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25 per cent to 4.50 per cent. For the year ended December 31, 2006, $3.8million of interest expense was recognized (2005 – $1.3 million).

The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange loss arising on the option premium liability for the year ended December 31, 2006 was $0.1 million (2005 – $0.8 million unrealized foreign exchange gain).

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The following table reconciles the change in the net option premium liability:

	2006	2005

Option Premium Liability at Beginning of Year	85,416	—
Net Premiums	—	84,976
Interest Expense	3,801	1,278
Unrealized Foreign Exchange (Gain) Loss	58	(838)
Option Premium Liability at End of Year	89,275	85,416
Less: Current Portion	24,966	—
	64,309	85,416

Note 10. Asset Retirement Obligation

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The Corporation’s share of the total undiscounted amount of estimated cash flows required to settle the obligations at December 31, 2006 was approximately $85.1 million (2005 – $39.2 million). The increase in the total undiscounted cash flows during the year was the result of an anticipated increase to inflation associated with the Fort McMurray area, increasing future reclamation costs for land disturbed prior to 2006 and the costs associated with reclaiming land disturbed during 2006.

The obligations will be settled on an ongoing basis over the useful lives of the operating assets, which may extend up to approximately 30 years in the future with the majority to be settled at the end of this time period. In determining the fair value of the Asset Retirement Obligation, the estimated cash flows have been discounted using credit-adjusted risk-free rates between 6 per cent and 7 per cent. Considering the increased anticipated inflation and changes in the anticipated timing of certain reclamation activities, the Corporation has revised the asset retirement obligation liability by $10.3 million. In addition, the AOSP’s Upgrader has retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable. The following table presents the reconciliation of the Asset Retirement Obligation from the beginning of each respective period until the end of that period:

	2006	2005

Asset Retirement Obligations at Beginning of Year	9,094	8,191
Liabilities Incurred	259	393
Liabilities Settled	(91)	(52)
Accretion on Asset Retirement Obligation	1,256	562
Revision of Estimates	10,255	—
Asset Retirement Obligations at End of Year	20,773	9,094

The Corporation currently does not have asset retirement obligations associated with In-Situ Projects or the Kurdistan Exploration Project as these projects are in the early stages of development.

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Note 11. Interest Expense

	2006	2005

Interest on Long-term Debt	46,190	54,325
Interest on Obligations Under Capital Lease	2,823	2,562
Interest on Option Premium Liability	3,799	1,278
Total Financing Charges	52,812	58,165
Less: Capitalized Interest for AOSP Expansion	2,795	—
Interest Expense	50,017	58,165

Cash interest paid for the year ended December 31, 2006 was $49.3 million (2005 – $57.4 million). Cash interest received for the year ended December 31, 2006 was $0.3 million (2005 – $0.2 million).

Note 12. Income Taxes

	2006	2005

Large Corporations (Recovery) Tax	(107)	3,000
Future Income Tax Expense	16,668	70,956
Income Tax Expense	16,561	73,956

Cash taxes paid during the year ended December 31, 2006 were $0.8 million (2005 – $2.5 million).

At December 31, the future income tax liability consists of:

	2006	2005

Future Income Tax Assets
Unrealized Loss on Risk Management	19,375	—
Net Losses Carried Forward	2,908	4,707
Share Issue Costs	510	973
Impairment of Long-lived Assets	686	796
Future Income Tax Liabilities
Capital Assets in Excess of Tax Values	(79,824)	(39,924)
Unrealized Foreign Exchange Gain	(13,409)	(15,500)
Unrealized Gain on Risk Management	—	(4,374)
Debt Issue Costs	(3,359)	(3,123)
Net Future Income Tax Liability	(73,113)	(56,445)

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The following table reconciles income taxes calculated at the Canadian statutory rate of 34.5 per cent (2005 – 37.62 per cent) with actual income taxes:

	2006	2005

Net Earnings Before Income Taxes	79,931	223,405
Income Tax Expense at Statutory Rate	27,576	84,045
Effect of Tax Rate Changes and Timing of Use	(13,877)	(267)
Non-taxable Portion of Foreign Exchange Gain	(54)	(3,530)
Non-deductible Expenses	326	—
Resource Allowance	(236)	(10,792)
Provision to Actual	(510)	642
Stock-based Compensation	3,443	858
Large Corporations Tax	(107)	3,000
Income Tax Expense	16,561	73,956

At December 31, 2006, the Corporation had approximately $1.4 billion of tax pools available. Included in the tax pools are $9 million of non-capital tax loss carry forward balances as estimated at December 31, 2006, with expiry dates ranging from 2007 to 2014, the benefit of which has been recognized in the accounts.

Note 13. Share Capital

a) Authorized  The Corporation is authorized to issue an unlimited number of Class A shares (“Common Shares”), an unlimited number of non-voting Convertible Class B Equity Shares (“Class B Shares”), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

The Common Shares are without nominal or par value.

b) Share Split  The Corporation’s shareholders approved a subdivision or share split of its issued and outstanding Common Shares on a three-for-one basis at the Corporation’s Annual and Special Meeting held on May 11, 2005. All Common Share and per Common Share amounts have been restated to retroactively reflect the share split.

c) Issued and Outstanding

	Number of
	Shares	Amount

Common shares
Balance at December 31, 2004	159,836,286	545,699
Issued on Exercise of Employee Stock Options	681,755	2,724
Exercise of Stock Options Previously Recognized	—	324
Balance at December 31, 2005	160,518,041	548,747
Issued on Exercise of Employee Stock Options	860,358	4,923
Exercise of Stock Options Previously Recognized	—	563
Balance at December 31, 2006	161,378,399	554,233

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d) Net Earnings Per Share  The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	2006	2005

Weighted Average Common Shares Outstanding – Basic	160,991,406	160,169,887
Effect of Stock Options	2,163,883	2,739,179
Weighted Average Common Shares Outstanding – Diluted	163,155,289	162,909,066

Note 14. Contributed Surplus

The following table presents the reconciliation of Contributed Surplus for the year ended December 31:

	2006	2005

Contributed Surplus Beginning of Period	3,474	1,245
Stock-based Compensation Expense	12,083	3,149
Cash Settlement of Performance Share Unit Plan	(2,104)	(596)
Exercise of Stock Options Previously Recognized	(563)	(324)
Contributed Surplus End of Period	12,890	3,474

Note 15. Stock-based Compensation

The number of Common Share options outstanding reflects the share split of the Corporation’s Common Shares as described in note 13(b).

a) Stock Option Plan  The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

	2006		2005
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
		$		$

Outstanding at Beginning of Year	3,527,932	8.72	3,766,938	6.51
Granted	966,540	30.59	443,670	20.23
Exercised	(860,358)	3.10	(681,755)	4.00
Forfeited	(850)	33.62	(921)	9.07
Outstanding at End of Year	3,633,264	15.79	3,527,932	8.72

Options Exercisable at End of Year	2,234,308	8.06	2,212,647	6.24

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The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
	Number of	Remaining	Average	Number of	Average
Exercise Price	Options	Life (Years)	Exercise Price	Options	Exercise Price
			$		$

$2.83 – $10.00	1,985,075	3.17	7.11	1,967,575	7.09
$10.01 – $20.00	592,499	5.58	15.83	244,233	14.19
$20.01 – $30.00	222,000	6.76	26.44	22,500	26.18
$30.01 – $35.40	833,690	6.68	33.60	—	—
	3,633,264	4.59	15.79	2,234,308	8.06

The number of Common Shares reserved for issuance under the Stock Option Plan was 5,796,187 at December 31, 2006 (2005 – 6,656,545).

The weighted average grant-date fair value of the 966,540 options granted during 2006 was $15.14 using the Black-Scholes option pricing model. During 2005, 443,670 options were granted at a weighted average fair value of $8.22. The following table sets out the assumptions used in applying the Black-Scholes model:

	2006	2005

Risk Free Interest Rate	3.95 – 4.49%	3.72 – 4.06%
Expected Life (In Years)	4 – 6	6
Expected Volatility	33 – 43%	26 – 44%
Dividend Per Share	—	—

b) Performance Share Unit Plan  The Corporation has established a Performance Share Unit Plan (“PSUP”) for issuance of awards to directors, officers, employees and consultants of the Corporation and its subsidiaries. Awards under PSUP will be in the form of performance share units (“PSU”), with each PSU entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each PSU award will vest at a rate of one third of the PSUs awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 per cent of the peer group, none of the PSUs otherwise eligible to vest with respect to such PSU will vest. If total shareholder return at a particular vesting date is in the top 25 per cent of the peer group, 150 per cent of the PSUs eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 per cent of the peer group, all of the PSUs eligible to vest on such date will vest.

The following table presents the reconciliation of the number of PSUs for the year ended December 31:

	2006	2005

Outstanding at Beginning of Year	160,128	99,291
Granted	149,530	113,880
Vested	(63,969)	(33,093)
Forfeited	(8,019)	(19,950)
Outstanding at End of Year	237,670	160,128

During the year ended December 31, 2006, the Corporation settled 63,969 PSUs for cash through the purchase and distribution of its shares to holders of the PSUs of $2.1 million. During 2005, the Corporation settled 33,093 PSUs for cash through the purchase and distribution of its shares to holders of the PSUs of $0.6 million.

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The weighted average grant-date fair value of the 149,530 PSUs granted during 2006 was $32.96 using the Monte-Carlo Simulation pricing model (2005 – 113,880 PSUs at $21.71).

c) Deferred Share Unit Plan  In October 2005, the Corporation initiated a Deferred Share Unit Plan (“DSUP”), whereby directors, officers and employees of the Corporation can elect to receive all or a portion of their annual cash compensation in the form of Deferred Stock Units (“DSU”). Under the DSUP, notional share units are issued for the elected amount which is based on the then current market price of the Corporation’s common shares. Upon ceasing directorship, termination of employment or retirement, the units are settled in cash or common shares of the Corporation as determined by the Corporation. Final DSU redemption amounts are subject to change, depending on the Corporation’s share price at the time of exercise. Accordingly, the Corporation revalues the DSUs on each reporting date with any changes in value recorded as an adjustment to compensation expense in the period. For the year ended December 31, 2006, $0.6 million in compensation expense relating to the DSUs was recorded (2005 – $0.1 million) in General and Administrative Expenses and no DSUs were redeemed for cash or shares of the Corporation. The Corporation had 19,852 DSUs outstanding at December 31, 2006 (2005 – 2,261).

d) AOSP Stock Appreciation Rights Plans  The AOSP implemented two stock-based compensation plans in 2004 that awarded Stock Appreciation Rights (SARs) to certain employees. Accordingly, the Corporation, as a 20 per cent owner in the AOSP, shares in the costs of these SARs. Under the first plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment once exercised, if the composite value of the weighted-average stock price of certain AOSP owners’ shares at the time of exercise exceeds the issue price of the SARs. The SARs vest evenly over three years and expire ten years after grant.

The following table presents the reconciliation, at the AOSP level, of the number of SARs under the first plan for the year ended December 31:

	2006	2005

Outstanding at Beginning of Year	251,280	153,210
Granted	157,760	163,110
Exercised	(41,390)	—
Forfeited	—	(65,040)
Outstanding at End of Year	367,650	251,280

Under the second plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment at the end of a three-year period if the composite value of the weighted-average stock price of certain AOSP owners’ shares at the time of exercise exceeds the issue price of the SARs and if certain performance measures are met.

The following table presents the reconciliation, at the AOSP level, of the number of SARs under the second plan for the year ended December 31:

	2006	2005

Outstanding at Beginning of Year	135,300	79,950
Granted	91,100	79,950
Exercised	—	—
Forfeited	(33,840)	(24,600)
Outstanding at End of Year	192,560	135,300

For the year ended December 31, 2006, $0.8 million in compensation expense was recorded in operating expense for these two plans (2005 – $0.7 million).

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e) Stock-based Compensation  For the year ended December 31, 2006, the Corporation recognized $12.1 million (2005 – $3.1 million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. This is the portion of stock-based compensation that is related to 2006 services rendered and is comprised of $7.8 million (2005 – $1.4 million) in respect to the Corporation’s stock option plan and $4.3 million (2005 – $1.7 million) in respect to the Corporation’s Performance Share Unit Plan.

No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with note 2(j). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, but before January 1, 2003, the Corporation’s net earnings attributable to common shareholders and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2006	2005

Net Earnings – As reported	63,370	149,449
Less: Compensation Expense	133	891
Net Earnings – Pro Forma	63,237	148,558

Basic Earnings Per Share
As Reported	0.39	0.93
Pro Forma	0.39	0.93
Diluted Earnings Per Share
As Reported	0.39	0.92
Pro Forma	0.39	0.91

Note 16. Shareholders’ Rights Plan

The Corporation has a shareholders’ rights plan (the “Plan”). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a “Permitted Bid”, as defined in the Plan.

Note 17. Employee Future Benefits

The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation’s 20 per cent ownership in the AOSP. The Corporation uses its fiscal year-end as the measurement date for both of these pension plans.

a) Defined Contribution Pension Plan  For the year ended December 31, 2006, the total expense recognized for the Corporation’s defined contribution pension plan was $0.5 million (2005 – $0.3 million).

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b) Defined Benefit Pension Plan  For the year ended December 31, 2006, the total expense recognized for the Corporation’s 20 per cent ownership interest in the AOSP’s defined benefit pension plan was $1.3 million (2005 – $0.8 million). As at December 31, 2006, the Corporation’s share of the funded status of the defined benefit pension plan was in a deficit position of $0.5 million (2005 – $0.7 million deficit). Additional information for the Corporation’s 20 per cent ownership interest in the AOSP’s defined benefit pension plan is as follows:

	2006	2005

Accrued Benefit Obligation, Beginning of Year	3,478	1,860
Current Service Cost	1,268	821
Interest Cost	240	161
Actuarial (Gain) Loss	(395)	821
Plan Amendments	—	(115)
Benefits Paid	(95)	(70)
Accrued Benefit Obligation, End of Year	4,496	3,478

Fair Value of Plan Assets, Beginning of Year	2,730	1,866
Employer Contributions	931	810
Actual Return on Plan Assets	418	124
Benefits Paid	(95)	(70)
Fair Value of Plan Assets, End of Year	3,984	2,730

Funded Status – Plan Deficit	(512)	(747)
Unamortized Past Service Costs	(106)	(115)
Unamortized Net Actuarial Loss	493	1,145
Unamortized Transitional Asset	(10)	(11)
Accrued Benefit Asset (Liability)	(135)	272

Components of Net Periodic Pension Cost
Current Service Cost	1,268	821
Interest Cost	240	161
Actual Return on Plan Assets	(418)	(124)
Actuarial (Gain) Loss on Accrued Benefit Obligation	(395)	821
Costs Arising in the Period	695	1,679

Differences in Costs Arising and Costs Recognized in the Period in Respect of:
Return on Plan Assets	196	(32)
Actuarial Gain (Loss)	456	(812)
Transitional Asset	(10)	(1)
Net Periodic Pension Cost Recognized	1,337	834

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

	2006	2005

Discount Rate – Expense	5.10%	6.10%
Discount Rate – Year-end Disclosure	5.40%	5.10%
Expected Long-term Rate of Return on Plan Assets	7.00%	7.00%
Rate of Compensation Increase	4.25%	4.25%

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The investment strategy for the defined benefit pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn long-term investment returns that enable the plan to meet its obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. The weighted-average asset allocation for our defined benefit pension plan at December 31, 2006 was as follows:

	Actual	Target

Domestic Equities	31%	33%
Foreign Equities	29%	25%
Fixed Income Securities	36%	37%
Money Market	4%	5%
	100%	100%

Note 18. Financial Instruments and Risk Management

The Corporation’s financial instruments that are included in the Consolidated Balance Sheets are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payable and accrued liabilities, option premium liability and long-term borrowings.

a) Commodity Price Risk  The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation’s synthetic crude oil products. This risk management strategy is intended to protect the Corporation’s base and future capital programs and ensure the funding of debt obligations. Certain of these commodity pricing agreements are accounted for as hedges, as they qualify for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

i) Fair Value Accounting

During 2005, the Corporation purchased put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three-year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009. As at December 31, 2006, the Corporation had the following put and call options outstanding:

	2007	2008	2009

Barrels Per Day
Put Options Purchased	20,000	20,000	20,000
Call Options Sold	10,000	15,000	15,000
US$ Per Barrel
Average Put Strike Price	US$52.50	US$54.25	US$50.50
Average Call Strike Price	US$92.50	US$94.25	US$90.50

The fair value of the option contracts was recognized on the Consolidated Balance Sheet on the dates they were entered into. During the year ended December 31, 2006, the Corporation recognized an unrealized loss of $72.1 million on the Risk Management Asset, marking it to the fair value at the end of the period (2005 – $13.5 million unrealized gain).

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The following table reconciles the movement in the fair value of these option contracts that have not been designated as hedges:

	2006	2005

Risk Management Asset at Beginning of Year	98,426	—
Net Premium	—	84,976
Unrealized Gain (Loss) on Risk Management Asset	(72,118)	13,450
Risk Management Asset at End of Year	26,308	98,426
Less: Current Portion	7,601	—
	18,707	98,426

ii) Hedge Accounting

As at December 31, 2006, there were no crude oil swap positions in place. For the year ended December 31, 2005, the Corporation’s revenues were reduced by $110.4 million from crude oil price hedging losses.

b) Credit risk  A significant portion of the Corporation’s accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks. The Corporation manages this risk through management review of credit ratings and potential exposure to individual counterparties on a regular basis. Where appropriate, the Corporation ensures that netting arrangements and, where required, letters of credit are in place to minimize the impact in the event of customer default.

The counterparties of all of the Corporation’s put and call options are major financial institutions in Canada and the United States, all with investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

c) Interest Rate Risk  At December 31, 2006, the increase or decrease in net earnings for each one per cent change in the interest rates on floating debt amounts to $1.3 million (2005 – $0.4 million).

d) Foreign Currency Risk  Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation’s operating and financial results. The Corporation has transactions in foreign currencies, and has US dollar denominated Risk Management Assets, Senior Secured Notes and Option Premium Liabilities, as described in note 18(a), note 7(a) and note 9, respectively.

e) Fair Values of Financial Assets and Liabilities  The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

The estimated fair values of long-term borrowings have been determined based upon market prices at December 31 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

	2006		2005
	Balance Sheet		Balance Sheet
	Amount	Fair Value	Amount	Fair Value

Floating Rate Debt
Revolving Credit	77,000	77,000	41,000	41,000
Lease Obligation	57,480	57,480	59,205	59,205
Fixed Rate Debt
US Senior Secured Notes	524,385	584,034	524,655	591,549
Long-term Borrowings	658,865	718,514	624,860	691,754

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Note 19. Commitments and Contingencies

a) Commitments  The following table summarizes the Corporation’s operating commitments at December 31, 2006:

	2007	2008	2009	2010	2011	Thereafter	Total

Feedstocks (1)	106,352	29,159	10,453	10,393	10,333	58,727	225,417
Pipelines and Utilities (1)	33,300	35,417	43,384	43,195	43,152	558,641	757,089
Mobile Equipment Lease (2)	5,242	12,322	19,852	8,625	—	—	46,041
Exploration Work Commitments (3)	8,728	500	—	—	—	—	9,228
	153,622	77,398	73,689	62,213	53,485	617,368	1,037,775

(1)   The Corporation and the other owners of the AOSP have entered into long-term third-party agreements to purchase certain feedstocks on a take-or-pay basis. This commitment has been measured based on December 31, 2006 market prices. In addition, the Corporation and the other owners of the AOSP have executed long-term third-party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shutdown or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities.

(2)   The Corporation and the other owners of the AOSP have entered into long-term operating lease obligations for certain equipment related to the AOSP. The term of the lease obligations is between three and seven years. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2006, the Corporation’s share of the maximum payable under the guarantee was $33.9 million. However, any proceeds received from the sale of the equipment would be used to offset the payment required under the guarantee. At December 31, 2006, the Corporation’s share of committed lease payments amounted to $46 million. The estimate of lease interest obligations, excluding any committed payments, is $4.7 million for 2007, $4.5 million for 2008, $2.4 million for 2009 and $0.4 million for 2010.

(3)   Included in Exploration Work Commitments are amounts committed by the Corporation relating to the Corporation’s operated in-situ project and Kurdistan Exploration Project, as well as an in-situ project operated by one of the other owners of the AOSP.

The Corporation, through WesternZagros, negotiated the initial form of an Exploration and Production Sharing Agreement (“EPSA”) with the Kurdistan Regional Government (“KRG”) subject to finalization of key terms and ratification by the KRG to comply with expected federal petroleum legislation. The EPSA provides for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.

In the fourth quarter of 2006, the Corporation and the other AOSP Owners formally sanctioned Expansion 1 of the AOSP. The budget for Expansion 1 is $2.2 billion with $207.7 million incurred to date net to the Corporation.

The Corporation has future commitments related to its Option Premium Liability as described in note 9.

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b) Contingencies

i) Insurance Claims

At the end of 2006, the Corporation had one claim outstanding, namely, the $200 million claim pursuant to the Corporation’s cost overrun and project delay claim, commonly referred to as Section IV and two settled claims, Section I and III, however, a portion of these settled claims continue to be outstanding. In the second quarter of 2005, the AOSP was successful in settlement proceedings with the named insurers on Section III, a loss of profits claim stemming from the fire at the Muskeg River Mine (“Mine”) on January 6, 2003, in the amount of $220 million ($44 million net to the Corporation). To date, the Corporation has received $19.4 million of its share of this settlement amount as certain insurers on Section III are also named insurers on Section IV, and they have withheld insurance proceeds payable to the Corporation. In 2003 and 2004, the Corporation received $16.1 million in respect to the coverage provided under Section I, a physical property damage claim stemming from the above mentioned fire at the Mine. However, certain insurers that were involved in the Section IV claim again withheld their portion of the Section I claim totalling $19.4 million. The Corporation anticipates that it will receive the outstanding settlement amount from both Section I and Section III of $19.4 million and $24.6 million, respectively, in the event that it is successful in the Section IV arbitration proceedings.

Arbitration proceedings under the terms of Section IV of the Corporation’s cost overrun and project delay insurance policy continue with formal hearings expected to commence during 2007. A judgment is expected subsequent to this process, although the Corporation makes no representations as to the timing or results of this arbitration. In preparation of the arbitration process, several examinations for discovery have been conducted with key individuals over the last several months. In order to preserve the Corporation’s rights regarding this policy, the Corporation has filed a Statement of Claim for the full limit of the policy, namely $200 million, and the Corporation will also be seeking interest and punitive and aggravated damages.

During the year ended December 31, 2005, the Corporation received $3.1 million in respect of an errors and omission insurance settlement that was negotiated by the AOSP. This errors and omission insurance policy related to initial construction and as such these proceeds have been applied against the cost of the AOSP. The related settlements of both the Section I, Section III and the errors and omission insurance policy have been credited to capital, as these claims relate to costs that were capitalized as part of the construction of the AOSP, or to costs that were capitalized in association with repairing the assets damaged by the fire or those capitalized prior to the commercial operations.

No amounts, other than those collected at December 31, 2006, have been recognized in these statements relating to insurance policies nor will an amount be recognized until the proceeds are received.

ii) Flow-through Shares

In connection with the issuance of flow-through shares in 2001 and 2002, the Corporation renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the subscription agreements for such flow-through shares, the Corporation has agreed to indemnify subscribers for an amount equal to the tax payable by the subscribers if such renunciations are reduced under the Income Tax Act (Canada). Discussions between the AOSP and the Canada Revenue Agency are ongoing with respect to the proper characterizations of certain expenditures included in the Canadian exploration expenses in those years. If the Canada Revenue Agency successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact the Corporation’s obligations under the indemnity provisions in these subscription agreements.

iii) Other

The Corporation, in association with its 20 per cent ownership of the AOSP, is a joint defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Corporation believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

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Note 20. Net Change in Non-cash Working Capital

Source/(Use)	2006	2005

Operating Activities
Accounts Receivable	(22,641)	(24,834)
Inventory	(678)	(6,897)
Prepaid Expense	(3,088)	(3,584)
Accounts Payable and Accrued Liabilities	(33,029)	2,826
	(59,436)	(32,489)

Investing Activities
Accounts Receivable	—	—
Accounts Payable and Accrued Liabilities	90,227	10,798
	30,791	10,798

Note 21. United States Accounting Principles and Reporting

The Consolidated Financial Statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The application of accounting principles generally accepted in the United States (“US GAAP”) would have the following measurement differences on the Consolidated Financial Statements:

Reconciliation of Net Earnings and Retained Earnings (Deficit) Under Canadian GAAP to US GAAP

Year Ended December 31	Notes	2006	2005

Net Earnings – Canadian GAAP		63,370	149,449
Impact of US GAAP
Revenue	vii	—	10,202
Depreciation, Depletion and Amortization	iv, v	5,679	23
Research and Business Development	v	(959)	(34,503)
Deferred Income Tax	iii	(5,657)	7,125
Net Earnings – US GAAP		62,433	132,296
Retained Earnings (Deficit) at Beginning of Year – US GAAP		127,930	(4,366)
Retained Earnings at End of Year – US GAAP		190,363	127,930

Net Earnings Per Share – US GAAP
Basic		0.39	0.83
Diluted		0.38	0.81

Consolidated Statement of Comprehensive Income

Year Ended December 31	Notes	2006	2005

Net Earnings – US GAAP		62,433	132,296
Pension Liability, Net of Deferred Income Tax	viii	(364)	—
Change in Realized and Unrealized Losses	ix	—	31,756
Other Comprehensive Income		62,069	164,052

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Consolidated Statement of Cash Flows – US GAAP

Year Ended December 31	Notes	2006	2005

Cash Provided By (Used In)
Operating Activities – Canadian GAAP		169,013	211,742
Research and Business Development Expense	v	(959)	(34,503)
Operating Activities – US GAAP		168,054	177,239
Financing Activities – Canadian and US GAAP		39,582	(173,832)
Investing Activities – Canadian GAAP		(211,046)	(36,035)
Research and Business Development Expense	v	959	34,503
Investing Activities – US GAAP		(210,087)	(1,532)
Increase (Decrease) in Cash		(2,451)	1,875

Consolidated Balance Sheet

		2006		2005
As at December 31	Notes	As Reported	US GAAP	As Reported	US GAAP

Assets
Current Assets		154,983	154,983	123,426	123,426
Property, Plant and Equipment	i	1,606,966	1,567,956	1,352,605	1,309,080
Risk Management		18,707	18,707	98,426	98,426
Deferred Charges	iv	13,503	12,927	16,063	15,282
		1,794,159	1,754,573	1,590,520	1,546,214

Liabilities
Current Liabilities	viii	185,425	185,937	104,699	104,699
Long-term Debt		601,385	601,385	565,655	565,655
Lease Obligations		57,480	57,480	55,809	55,809
Option Premium Liability		64,309	64,309	85,416	85,416
Asset Retirement Obligations		20,773	20,773	9,094	9,094
Deferred Income Taxes	iii	73,113	48,262	56,445	26,085
		1,002,485	978,146	877,118	846,758
Shareholders’ Equity
Share Capital	vi	554,233	573,538	548,747	568,052
Contributed Surplus		12,890	12,890	3,474	3,474
Retained Earnings		224,551	190,363	161,181	127,930
Accumulated Other Comprehensive Income	ix	—	(364)	—	—
		1,794,159	1,754,573	1,590,520	1,546,214

92

i) Property, Plant and Equipment

	Notes	Cost	Accum. DD&A*	Net

2006

As Reported – Canadian GAAP		1,776,632	(169,666)	1,606,966
Borrowing Costs and the End of Pre-operating Period	iv	7,935	(2,618)	5,317
Pre-feasibility	v	(49,931)	5,604	(44,327)

Property Plant and Equipment – US GAAP		1,734,636	(166,680)	1,567,956

2005

As Reported – Canadian GAAP		1,463,271	(110,666)	1,352,605
Borrowing Costs and the End of Pre-operating Period	iv	7,935	(2,488)	5,447
Pre-feasibility	v	(48,972)	—	(48,972)

Property Plant and Equipment – US GAAP		1,422,234	(113,154)	1,309,080

*   Accumulated Depreciation, Depletion and Amortization

ii) Stock-based Compensation

The Corporation accounts for its stock-based compensation plans under CICA 3870, under which no compensation expense was recognized in the Consolidated Financial Statements for stock options granted between January 1, 2002 and December 31, 2002. If compensation expense had been recorded in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123R, the Corporation’s net earnings (loss) and net earnings (loss) per share would approximate the following pro forma amounts:

Year Ended December 31	2006	2005

Net Earnings As Reported – US GAAP	62,433	132,296
Less: Compensation Expense	133	891

Net Earnings Pro Forma – US GAAP	62,300	131,405

Basic Earnings Per Share
As Reported – US GAAP	0.39	0.83
Pro Forma	0.39	0.82
Diluted Earnings Per Share
As Reported – US GAAP	0.38	0.81
Pro Forma	0.38	0.81

93

iii) Income Taxes

Under US GAAP, the net deferred income tax liability as at December 31 consists of:

Year Ended December 31	2006	2005

Future Income Tax Assets
Unrealized Loss on Risk Management	19,375	—
Net Losses Carried Forward	2,908	4,707
Share Issue Costs	510	973
Impairment of Long-lived Assets	686	796
Pension Liability	148	—
Tax Values in Excess of Book Capital Assets	—	5,634
Future Income Tax Liabilities
Capital Assets in Excess of Tax Values	(41,953)	—
Unrealized Foreign Exchange Gain	(26,745)	(30,961)
Unrealized Gain on Risk Management	—	(4,374)
Debt Issue Costs	(3,191)	(2,860)
Net Future Income Liability – US GAAP	(48,262)	(26,085)

The following table reconciles income taxes calculated at the Canadian statutory rate of 34.50 per cent (2004 – 37.62 percent) with actual income taxes:

Year Ended December 31	2006	2005

Net Earnings Before Income Taxes – Canadian GAAP	79,931	223,405
US GAAP Adjustments	4,720	(24,278)
Net Earnings Before Income Taxes – US GAAP	84,651	199,127
Expected Income Tax	29,205	74,912
Effect of Tax Rate Changes and Timing of Use	(9,849)	1,741
Non-taxable Portion of Foreign Exchange Gain	(54)	(3,530)
Non-deductible Expenses	326	—
Resource Allowance	(236)	(10,792)
Provision to Actual	(510)	642
Stock-based Compensation	3,443	858
Large Corporations Tax (Recovery)	(107)	3,000
Income Tax Expense – US GAAP	22,218	66,831

iv) The End of Pre-operating Period and Borrowing Costs

Under Canadian GAAP, the Corporation is deemed to have ended its pre-operating period upon commencement of commercial production, which occurred on June 1, 2003. Until that time, revenues, training and start-up costs, interest and foreign exchange gains associated with the AOSP during the pre-operating period were deferred and capitalized as part of the AOSP. Under US GAAP, the Corporation is deemed to have ended its pre-operating period upon mechanical completion of the AOSP, which occurred on December 1, 2002, such that these pre-operating items are expensed thereafter. Consistent with the December 1, 2002 end of the pre-operating period, depreciation, depletion and amortization of the Corporation’s Property, Plant and Equipment and Deferred Charges should have also commenced at that time under US GAAP.

94

Under Canadian GAAP, during the pre-operating period, standby fees and foreign exchange gains or losses associated with borrowing facilities can be deferred. Under US GAAP, during the pre-operating period, these costs would be expensed as incurred.

The following table summarizes the cumulative impact of these differences:

Year Ended December 31	2006	2005

Income Statement:
Decrease Depreciation, Depletion and Amortization Expense	75	23
Increase Deferred Income Tax Expense	(21)	(8)
	54	15

Balance Sheet:
Assets:
Increase Property, Plant and Equipment – Cost	7,935	7,935
Increase Property, Plant and Equipment – Accumulated Depreciation	(2,618)	(2,488)
Increase Deferred Charges – Accumulated Depreciation	(576)	(781)
	4,741	4,666

Total Liabilities and Shareholders’ Equity:
Decrease Deferred Income Tax Liability	(18,764)	(18,785)
Increase Retained Earnings	23,505	23,451
	4,741	4,666

v) Pre-feasibility

Under Canadian GAAP, costs associated with projects that have yet to be determined to be technically feasible can be capitalized as part of PP&E if certain criteria are met. Under US GAAP, costs associated with projects that have not yet been determined to be technically feasible must be expensed. During 2006, the Corporation had expenditures of $1 million (2005 – $34.5 million) relating to projects that have not yet been determined to be technically feasible. The effect of this difference is to increase Research and Business Development expense $1 million (2005 – $34.5 million) and increase Deferred Income Tax expense by $0.3 million (2005 – $11.6 million). The cumulative effect of this difference is to reduce PP&E Cost by $49.9 million (2005 – $48.9 million), reduce the Deferred Future Income Tax Liability by $16.8 million (2005 – $16.5 million) and reduce Retained Earnings by $33.1 million (2005 – $32.4 million).

During 2006 the Corporation for Canadian reporting purposes determined that certain costs previously capitalized were impaired and accordingly included in Depreciation, Depletion and Amortization are impairment of $5.6 million. These costs had been previously expensed for US reporting purposes as they relate to projects that had not been determined to be technically feasible. The effect of this difference is to reduce Depreciation, Depletion and Amortization expense by $5.6 million and increase Deferred Income Tax expense by $1.6 million. The cumulative effect of this difference is to reduce PP&E Accumulated Depreciation by $5.6 million, increase Deferred Income Tax Liability by $1.6 million and increase Retained Earnings by $4 million.

95

vi) Flow-through Shares

Under Canadian GAAP flow-through shares are recorded at their face value within share capital. When the expenditures are renounced and the tax deductions transferred to the shareholders, future income tax liabilities will increase and the share capital will be reduced. Under US GAAP, when the shares are issued the proceeds are allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. At December 31, 2002, the Corporation had recognized all renouncements of the tax deductions to the investors. The effect of this difference is to increase share capital by $19.3 million and increase deferred income tax expense by $19.3 million.

vii) Crude Oil Swaps

Under Canadian GAAP, the crude oil swaps qualify for hedge accounting and the payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction and changes in the fair values of the contracts are not reflected in the Consolidated Financial Statements. US GAAP requires that all derivative financial instruments be recorded on the balance sheet as either assets or liabilities at their fair values and that changes in the derivative’s fair value be recorded in other comprehensive income, with any ineffective portion of the hedge recorded in earnings for the period. Under US GAAP the derivative financial instruments described in note 18(a)(i) as hedges would be recognized as a liability. The effect of this difference in 2005 was to increase Revenue by $10.2 million, to increase Deferred Income Tax expense by $3.8 million and to decrease the Opening Deficit by $6.4 million as previously determined under US GAAP.

viii) Defined Benefit Pension

FASB issued Statement of Financial Accounting No 158 Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans in September 2006. Statement 158 requires public companies to fully recognize, on a prospective basis, an asset or liability for the over-funded or under-funded status of their benefit plans in their consolidated financial statements. The pension asset or liability equals the difference between the fair value of the plan’s assets and its benefit obligation. The Corporation as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP as described in note 17(b). As at December 31, 2006 the Corporation’s share of the under-funded pension liability was $0.5 million. The effect of this difference is to increase Current Liabilities by $0.5 million, decrease the Deferred Income Tax Liability by $0.1 million and decrease Other Comprehensive Income by $0.4 million.

ix) Other Comprehensive Income

Comprehensive income is measured in accordance with SFAS 130 “Reporting Comprehensive Income”. This Standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. At December 31, 2006, the Corporation has a balance of $0.4 million as Other Comprehensive Income representing the after tax balance of the Corporation’s 20 per cent share of under funded pension liability which has been recognized by the Corporation adopting FAS 158. The Corporation had other comprehensive income arising due to unrealized losses on derivative financial instruments designated as hedge transactions for year ended 2005 (2005 – $31.8 million gain net of tax).

96

Note 22. Recently Issued Accounting Pronouncements

Canadian

Financial Instruments

The CICA issued Section 3855, “Financial Instruments – Recognition and Measurement”, which prescribes when a financial instrument is to be recognized on the balance sheet and at what amount – sometimes using fair value, other times using cost-based measures. This Section also specifies how financial instrument gains and losses are to be presented. A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These may include loans and notes receivable and payable, investments in debt and equity securities and derivative contracts such as forwards, swaps and options. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the requirement to expense or use of the effective interest rate method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. The Corporation will adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact to the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Hedges

The CICA issued Section 3865, “Hedges”, which replaces the guidance formerly in Section 1650, “Foreign Currency Translation” and Accounting Guideline 13, “Hedging Relationships” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Financial Instruments – Disclosures and Presentations

The CICA issued Section 3862, “Financial Instruments – Disclosures”, which modifies the disclosure requirements of Section 3861, “Financial Instruments – Disclosures and Presentation” and Section 3863, “Financial Instruments – Presentations”, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to the accounting for financial instruments. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

97

Comprehensive Income

The CICA issued Section 1530, “Comprehensive Income”, which established new standards for reporting the display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements for prior periods are required to be restated for certain comprehensive income items, which at this time are not applicable to the Corporation. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Equity

The CICA issued Section 3251, “Equity”, which replaces Section 3250, “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements of prior periods are required to be restated for specific items which are not applicable to the Corporation at this time. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Accounting Changes

The CICA issued Section 1506, “Accounting Changes”, which replaces former Section 1506. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Determining the Variability to be Considered in Applying AcG-15

The Emerging Issues Committee issued Abstract 163, “Determining the Variability to be Considered in Applying AcG-15”, which addresses how an enterprise should determine the variability to be considered in applying AcG-15, “Consolidation of Variable Interest Entities”. This Abstract applies to all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred pursuant to paragraph 11 of AcG-15, beginning the first day of the interim or annual reporting period beginning on or after January 1, 2007. Retrospective application to the date of the initial application of AcG-15, is permitted but not required. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Capital Disclosures

The CICA issued Section 1535, “Capital Disclosures”, which establishes new standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation plans to adopt this Section on January 1, 2008 for the Consolidated Financial Statements.

98

United States

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.” This interpretation requires that an entity recognize in the financial statements, the impact of a tax position, if that position is more likely than not to be sustained on examination by the taxing authorities, based on technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that is more likely than not on a cumulative basis to be sustained on examination. FIN 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes and accounting in interim periods. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the January 1, 2007 opening retained earnings. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

Fair Value Measurement

FASB issued statement of Financial Accounting No. 157 Fair Value Measurement, this statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early adoption is permitted. The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard.

Accounting for Certain Hybrid Financial Instruments

On February 16, 2006, FASB issued FASB Statement No. 155, Accounting for Certain Hybrid Instruments – an amendment of FASB Statement No. 133 and 140 (FAS 155), which allows an entity to elect to measure certain hybrid financial instruments at fair value in their entirety, with changes in fair value recognized in earnings. The fair value election will eliminate the need to separately recognize certain derivatives embedded in hybrid financial instruments under FASB Statement No. 133, Accounting for Derivative Instruments & Hedging Activities. This statement is effective for financial statements issued for fiscal years beginning after September 15, 2006. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption.

Accounting for Purchases and Sales of Inventory with the Same Counterparty

On September 15, 2005 the Emerging Issues Task Force (EITF) issued EITF No. 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF issued EITF No. 04-13 requiring that the treatment of purchases and sales of inventory with the same counterparty be combined as one transaction for applying Opinion 29. This is effective for financial statements issued for fiscal years and interim periods beginning after March 15, 2006. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption.

Accounting for Taxes Collected and Remitted to Government Authorities

On June 28, 2006 the EITF issued No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement. EITF issued EITF no 06-03 requiring that companies disclose in their policies whether taxes that are collected from customers and remitted to governmental authorities are included in the income statement on a net or gross basis, and require companies that present on a gross basis to disclose the amount of taxes included. This is effective for financial statements issued for fiscal years beginning after December 15, 2006.

99

Western audited consolidated annual financial statement

for the year ended December 31, 2005

MANAGEMENT’S REPORT

The accompanying Consolidated Financial Statements and all information in the annual report including the Management’s Discussion and Analysis are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in accordance with the accounting policies described in the notes to the Consolidated Financial Statements. In the opinion of Management, the Consolidated Financial Statements have been prepared within acceptable limits of materiality and are in accordance with Canadian Generally Accepted Accounting Principles appropriate in the circumstances. The financial information contained elsewhere in the annual report has been reviewed to ensure consistency with that in the Consolidated Financial Statements.

Management has developed and maintains systems of internal controls, policies and procedures in order to provide reasonable assurance as to the reliability of the financial records and the safeguard of assets.

PricewaterhouseCoopers LLP, independent external auditors appointed by the shareholders of the Company, review Western’s system of internal controls and conduct their work to the extent they deem appropriate. They have examined the Consolidated Financial Statements and have expressed an opinion on the statements. Their report is included with the Consolidated Financial Statements. Western also retains independent petroleum engineering consultants, GLJ Petroleum Consultants Ltd., to conduct independent evaluations or audits of the Company’s oil and gas reserves.

The Board of Directors of the Company has established an Audit Committee consisting of three non-management directors. The Audit Committee reviews with Management and the external auditors any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of Management that may be material for financial reporting purposes. On an annual basis, the Audit Committee meets with the independent petroleum consultants and reviews the Company’s annual reserve estimates. The Audit Committee meets quarterly to review and approve interim financial statements prior to their release, as well as annually to review Western’s annual financial statements, Management’s Discussion and Analysis and Annual Information Form/Form 40-F, and recommend their approval to the Board of Directors. The external auditors have unrestricted access to the Company, the Audit Committee and the Board of Directors.

/s/ James C. Houck	/s/ David A. Dyck

James C. Houck	David A. Dyck
President and Chief Executive Officer	Senior Vice President, Finance and Chief Financial Officer
March 28, 2006

48

AUDITORS’ REPORT

TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.

We have audited the consolidated balance sheets of Western Oil Sands Inc. as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Oil Sands Inc. as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Canada
February 16, 2006

49

CONSOLIDATED BALANCE SHEETS

December 31 ($ thousands)	2005	2004

Assets
Current Assets
Cash	5,590	3,715
Accounts Receivable	87,398	62,564
Inventory (note 4)	21,083	14,186
Prepaid Expense	9,355	5,771
	123,426	86,236
Property, Plant and Equipment (note 5)	1,352,605	1,351,745
Risk Management (note 18)	98,426	—
Deferred Charges (note 6)	16,063	18,378
Future Income Taxes (note 12)	—	14,511
	1,467,094	1,384,634

	1,590,520	1,470,870
Liabilities
Current Liabilities
Accounts Payable and Accrued Liabilities	101,303	87,679
Current Portion of Long-term Debt (note 7)	—	95,000
Current Portion of Lease Obligations (note 8)	3,396	5,230
	104,699	187,909
Long-term Liabilities
Long-term Debt (note 7)	565,655	662,620
Lease Obligations (note 8)	55,809	53,474
Option Premium Liability (note 9)	85,416	—
Asset Retirement Obligation (note 10)	9,094	8,191
Future Income Taxes (note 12)	56,445	—
	772,419	724,285
	877,118	912,194
Shareholders’ Equity
Share Capital (note 13)	548,747	545,699
Contributed Surplus (note 14)	3,474	1,245
Retained Earnings	161,181	11,732
	713,402	558,676

	1,590,520	1,470,870

Commitments and Contingencies (note 19)

See accompanying notes to the Consolidated Financial Statements

Approved by the Board of Directors

/s/ Robert G. Puchniak	/s/ Mac H. Van Wielingen

Robert G. Puchniak	Mac H. Van Wielingen
Director	Director

50

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Year ended December 31 ($ thousands, except amounts per share)	2005	2004

Revenues (note 18)	910,330	636,911
Less: Purchased Feedstocks and Transportation	(318,934)	(315,926)
	591,396	320,985
Expenses
Operating	250,389	212,993
Research and Business Development	10,657	4,733
Royalties	4,005	2,954
General and Administrative	11,342	8,101
Insurance	7,995	9,350
Interest (note 11)	58,165	61,154
Stock-based Compensation (note 15)	3,149	967
Accretion on Asset Retirement Obligation (note 10)	562	471
Depreciation, Depletion and Amortization	50,738	44,515
	397,002	345,238
Net Earnings (Loss) Before Other Income and Income Taxes	194,394	(24,253)
Other Income
Foreign Exchange Gain	15,561	38,350
Risk Management Gain (note 18)	13,450	—
Net Earnings Before Income Tax	223,405	14,097
Income Tax Expense (Recovery) (note 12)	73,956	(5,355)

Net Earnings	149,449	19,452

Retained Earnings (Deficit) at Beginning of Year	11,732	(7,720)

Retained Earnings at End of Year	161,181	11,732

Net Earnings Per Share (note 13)
Basic	0.93	0.12
Diluted	0.92	0.12

See accompanying notes to the Consolidated Financial Statements

51

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 ($ thousands)	2005	2004

Cash Provided by (Used In)

Cash from Operating Activities
Net Earnings	149,449	19,452
Non-Cash Items:
Stock-based Compensation (note 15)	3,149	967
Accretion on Asset Retirement Obligations (note 10)	562	471
Depreciation, Depletion and Amortization	50,738	44,515
Impairment of Long-lived Assets (note 5)	—	4,733
Interest Expense on Option Premium Liability (note 9)	1,278	—
Unrealized Gain on Risk Management (note 18)	(13,450)	—
Unrealized Foreign Exchange Gain (note 7 and note 9)	(17,803)	(39,960)
Future Income Tax Expense (Recovery) (note 12)	70,956	(7,104)
Cash Items:
Cash Settlement of Asset Retirement Obligation (note 10)	(52)	(30)
Cash Settlement of Performance Share Unit Plan (note 14)	(596)	—
Cash Flow from Operations	244,231	23,044
(Increase) Decrease in Non-Cash Working Capital (note 20)	(32,489)	16,393
	211,742	39,437
Cash from (Used in) Financing Activities
Issue of Share Capital (note 13)	2,724	70,866
Share Issue Expenses (note 13)	—	(2,934)
Repayment of Long-term Debt, Net	(175,000)	(63,000)
Deferred Charges	(216)	(56)
Repayment of Obligations Under Capital Lease	(1,340)	(1,343)
	(173,832)	3,533
Cash Invested
Capital Expenditures	(69,350)	(46,399)
Insurance Proceeds (note 19)	22,517	6,431
Decrease (Increase) in Non-Cash Working Capital (note 20)	10,798	(3,057)
	(36,035)	(43,025)

Increase (Decrease) in Cash	1,875	(55)

Cash at Beginning of Year	3,715	3,770

Cash at End of Year	5,590	3,715

See accompanying notes to the Consolidated Financial Statements

52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in $ thousands, except for share amounts)

1. BUSINESS OF THE CORPORATION

Western Oil Sands Inc. (the “Corporation”) was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in an oil sands project in the Athabasca region of northeast Alberta (the “Athabasca Oil Sands Project” or “AOSP”). Shell Canada Limited and Chevron Canada Limited hold the remaining 60 per cent and 20 per cent interests, respectively. The AOSP consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is pursuing other oil activities related to technology development, downstream initiatives and large, long-life resource capture.

2. SUMMARY OF ACCOUNTING POLICIES

a) Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership. The Corporation’s oil sands activities are conducted jointly with others. These financial statements reflect only the Corporation’s proportionate interest in such activities.

b) Measurement Uncertainty

The preparation of the Consolidated Financial Statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from these estimated amounts as future confirming events occur. Significant estimates used in the preparation of the Consolidated Financial Statements include, but are not limited to, the estimates of crude oil reserves, asset retirement obligations, income taxes and employee future benefits.

c) Foreign Currency Translation

Accounts in foreign currencies and operations in foreign countries that are integrated are translated into Canadian dollars using the temporal method. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Revenues and expenses are translated into Canadian dollars at the monthly average exchange rates. Provisions for depreciation, depletion and amortization are translated at the same rate as the related items. The resulting exchange gains or losses are included in the Consolidated Statements of Operations and Retained Earnings.

d) Cash

Cash presented in the Consolidated Financial Statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

e) Inventory

Product and Parts, Supplies and Other inventories are stated at the lower of average cost and net realizable value.

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f) Property, Plant and Equipment

Property, plant and equipment (“PP&E”) assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the AOSP and other projects. Prior to the commencement of commercial operations, interest costs on debt attributable to major development projects are capitalized. PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined, the assets are written down to the fair market value.

Depletion on crude oil properties is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain mine assets, which are amortized and depreciated over the life of proved and probable reserves.

g) Derivative Financial Instruments

The Corporation utilizes financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and commodity prices. These derivative financial instruments are not used for speculative purposes. The Corporation has policies and procedures in place with respect to the required documentation and approvals for the use of financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated. Where applicable, the Corporation identifies relationships between financial instruments and anticipated transactions, as well as its risk management objectives and the strategy for undertaking the economic hedge transaction. The Corporation assesses, both at inception and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

The fair values of these financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. The Corporation considers all of these financial instruments to be effective economic hedges. However, certain of the Corporation’s financial instruments do not qualify or have not been designated as hedges for accounting purposes in accordance with Accounting Guideline 13.

In accordance with Emerging Issues Committee Abstract 128 (“EIC-128”) “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, financial instruments that do not qualify as hedges or have not been designated as hedges are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. Financial instruments that do qualify as hedges under Accounting Guideline 13 and are designated as hedges are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

h) Asset Retirement Obligation

The Corporation recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third-party costs, that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted risk-free rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. The Corporation recognizes, over the estimated life of the asset and liability, depletion on the asset and accretion on the liability. Actual expenditures incurred are charged against the accumulated obligation.

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i) Stock-based Compensation Plans

The Corporation has a stock-based compensation plan, which is described in note 15(a). Effective January 1, 2002, the Corporation adopted CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”. This Section is applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. This Section is applied to all grants of stock options on or after January 1, 2002.

During the fourth quarter of 2003, effective for January 1, 2003, the Corporation began prospectively recognizing compensation expense for options granted under the plan in accordance with the fair value method. Under the transitional provisions in this Section, the Corporation is required only to apply the fair value based method and record compensation expense and Contributed Surplus to awards granted, modified or settled on or after the beginning of the fiscal year in which the Corporation adopts the fair value method for those awards. Accordingly, only awards issued on or after January 1, 2003 require compensation expense to be recognized in accordance with this Section. Compensation expense for options granted subsequent to 2003 is determined based on the fair values at the time of grant and is recognized over the estimated vesting periods of the respective options. For options granted prior to January 1, 2003, the Corporation continues to disclose the pro forma net earnings impact of the related compensation expense. Pro forma compensation-related earnings impacts are determined on the same basis as the 2003 options.

Consideration received on the exercise of stock options granted is credited to share capital, and if related to any stock options that were granted subsequent to December 31, 2002, then an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Common Shares.

The Corporation has a Performance Share Unit Plan (“PSUP”) which is described in note 15(b). The Corporation recognizes compensation expense, and contributed surplus, related to this plan in accordance with the fair value method.

The Corporation has a Deferred Share Unit Plan (“DSUP”) which is described in note 15(c). The Corporation recognizes compensation expense and a liability relating to this plan in accordance with the fair value method.

The Corporation, as an owner in the AOSP, shares in any related costs associated with the AOSP’s stock-based compensation plans. The AOSP’s plans involve Stock Appreciation Rights (“SARs”) which are described in note 15(e) which may require settlement with cash payments. During the vesting period, compensation expense is recognized using the graded vesting approach when the value of the SARs exceeds the award value. The Corporation’s share of the change in value of the SARs is recognized in operating expense in the year the change occurs.

j) Revenue Recognition

The revenue associated with the sale of crude oil products is recorded when title and other significant risks and rewards of ownership are passed to the customer and delivery has occurred.

k) Income Taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the Consolidated Financial Statements and their respective tax bases, using income tax rates substantively enacted on the Consolidated Balance Sheet date. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in earnings in the period the change occurs.

l) Net Earnings Per Share

Basic net earnings per share are calculated by dividing the net earnings available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings per share reflect the potential dilution that would occur if stock options or Warrants were exercised. The Corporation uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options are used to repurchase common shares at the average market price for the period.

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m) Employee Future Benefits

The Corporation has a defined contribution pension plan for its direct employees and, as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. For the defined contribution pension plan, the expense is recognized as payments are made or entitlements are earned.

For the defined benefit pension plan, the costs are determined using the projected benefit method prorated on length of service and reflects the AOSP’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten per cent of the greater of the benefits obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lifetime of employees covered by the plans.

n) Comparative Amounts

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

3. CHANGES IN ACCOUNTING POLICIES

a) Variable Interest Entities

On January 1, 2005, the Corporation adopted Canadian Accounting Guideline 15 (AcG 15), “Consolidation of Variable Interest Entities” (“VIE”) without restatement of prior periods. AcG 15 requires consolidation of a VIE where a company will absorb a majority of a VIE’s losses, receive a majority of its returns, or both. The Corporation has entered into operating leases, as described in note 19(a), with a VIE. These operating leases, as currently structured, do not meet the AcG 15 criteria for consolidation by the Corporation and therefore, the adoption of this accounting policy had no impact on the Corporation’s Consolidated Financial Statements.

b) Arrangements Containing a Lease

On January 1, 2005, the Corporation adopted Emerging Issues Committee Abstract 150 (“EIC-150”). EIC-150 requires the Corporation to determine whether any arrangements agreed to, committed to or modified after January 1, 2005 contain a lease that is within the scope of CICA Section 3065, “Leases”. There is no impact on the Consolidated Financial Statements as the Corporation does not have any arrangements agreed to, committed to or modified after January 1, 2005 that contain a lease that is within the scope of CICA Section 3065.

4. INVENTORY

	2005	2004

Product Inventory	11,262	8,314
Parts, Supplies and Other	9,821	5,872
	21,083	14,186

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5. PROPERTY, PLANT AND EQUIPMENT

2005	Cost	Accum. DD&A*	Net

Athabasca Oil Sands Project
Producing Assets	1,350,436	(105,010)	1,245,426
Capital Leases	52,705	(4,294)	48,411
Expansion	38,235	—	38,235
	1,441,376	(109,304)	1,332,072
Corporate and Other	21,895	(1,362)	20,533
	1,463,271	(110,666)	1,352,605

2004	Cost	Accum. DD&A*	Net

Athabasca Oil Sands Project
Producing Assets	1,341,395	(58,955)	1,282,440
Capital Leases	52,705	(2,439)	50,266
Expansion	11,560	—	11,560
	1,405,660	(61,394)	1,344,266
Corporate and Other	8,545	(1,066)	7,479
	1,414,205	(62,460)	1,351,745

* Accumulated Depreciation, Depletion and Amortization

The Producing Assets in the AOSP net cost includes asset retirement costs of $7.2 million ($7.0 million – 2004). Costs of $38.2 million ($11.6 million – 2004) relating to Major Projects in Progress and $15.5 million ($2.9 million – 2004) relating to Corporate and Other are currently not subject to depreciation, depletion and amortization as these projects were not substantially complete and commercial production has not begun.

During 2004, an asset with an aggregate cost of $4.7 million was written off and included in Research and Business Development expenses after the Corporation determined it to be impaired. The asset related to certain activities the Corporation was pursuing regarding hydrogen production technology. The asset was determined to be impaired after the Corporation received a negative preliminary technical analysis of the technology.

6. DEFERRED CHARGES

	2005	2004

Deferred Charges	28,712	28,496
Less: Amortization	(12,649)	(10,118)
	16,063	18,378

Deferred charges include primarily debt financing costs that have been incurred in establishing the Corporation’s various debt facilities. These amounts are being amortized over the term of the related debt facilities.

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7. LONG-TERM DEBT

		2005	2004

US$450 million Senior Secured Notes	(a)	524,655	541,620
Senior Credit Facility	(b)	—	95,000
Revolving Credit Facility	(c)	41,000	121,000
		565,655	757,620
Less: Current Portion of Long-term Debt	(b)	—	(95,000)
		565,655	662,620

a)         The Senior Secured Notes (the “Notes”) bear interest at 8.375 per cent and have a maturity of May 1, 2012. The Notes provide the holders with security over all the assets of the Corporation, subordinated to the $340 million Revolving Credit Facility (“Revolving Credit Facility”) described in note 7(c), until the Corporation achieves an investment grade corporate credit rating, at which time the Notes become unsecured.

The Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totalling $17 million was recognized for the year ended December 31, 2005 (December 31, 2004 – $40 million) as a result of changes in the foreign exchange rate between the US and Canadian dollars. As at December 31, 2005, a total of $184.2 million of unrealized foreign exchange gains were recognized since the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains occurred prior to commercial operations.

b)        The Corporation refinanced the $100 million Senior Credit Facility (“Senior Credit Facility”) during the first quarter of 2005 by utilizing a clause that was included in the Revolving Credit Facility described in note 7(c). The clause enabled the Corporation to increase the Revolving Credit Facility by $100 million. The terms of the increase were consistent with those included in the original $240 million Revolving Credit Facility. The Senior Credit Facility, bearing interest at the lenders’ prime lending rate, the bankers’ acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points was to mature and be repayable on April 23, 2005.

c)         The Revolving Credit Facility bears interest at the lenders’ prime lending rate, the bankers’ acceptance rate or the LIBOR rate plus applicable margins ranging from nil to 225 basis points. The Revolving Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Notes detailed in note 7(a), and have certain financial covenants, including a limit on the amount available for drawdown. At December 31, 2005, the limit available for drawdown was $299million ($281 million – 2004), of which $41 million ($121 million – 2004) had been drawn and $8.9 million ($8.1 million – 2004) had been issued in letters of credit.

Certain terms of the Revolving Credit Facility were amended during the fourth quarter of 2005. The 364 day revolving feature with a two year term-out for non-revolving allocations was amended to a three year revolving maturity, extendible annually at the lending institutions’ discretion. Secondly, the spreads added to the prime lending rate and the banker’s acceptance rate or the LIBOR rate were adjusted. Initially, these margins were 100 to 200 basis points and after the amendment, these margins are nil to 225 basis points.

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8. LEASE OBLIGATIONS

		2005	2004

Obligations Under Capital Lease	(a)	50,266	51,609
Operating Lease Guarantee Obligation	(b)	8,939	7,095
		59,205	58,704
Less: Current Portion		(3,396)	(5,230)
		55,809	53,474

a)         The capital lease obligation relates to the Corporation’s share of capital costs for the hydrogen manufacturing unit within the Project. Repayment of the principal obligation was $1.3 million in 2005 and is scheduled to remain at that level until fully repaid.

b)        Under the Mobile Equipment Lease, described in note 19(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. For the year ended December 31, 2005, the Corporation paid $2.3 million (December 31, 2004 – nil) in regards to this obligation.

9. OPTION PREMIUM LIABILITY

The Corporation deferred payment and receipt of the premiums associated with the options described in note 18(a)(ii) until the settlement of the option contracts between 2007 and 2009. The total net premiums payable by the Corporation are US$21.9 million for 2007, US$32.4 million for 2008 and US$27.8 million for 2009. On the dates that the option contracts were entered, a net liability was recognized on the Consolidated Balance Sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25 per cent to 4.50 per cent. For the year ended December 31, 2005, $1.3 million of interest expense was recognized (December 31, 2004 – nil).

The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the year ended December 31, 2005 was $0.8 million (December 31, 2004 – nil).

The following table reconciles the change in the net option premium liability:

	2005	2004

Option Premium Liability at Beginning of Year	—	—
Net Premiums	84,976	—
Interest Expense	1,278	—
Unrealized Foreign Exchange Gain	(838)	—
Option Premium Liability at End of Year	85,416	—

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10. ASSET RETIREMENT OBLIGATION

The Corporation, in association with its 20 per cent working interest in the AOSP, is also responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The AOSP currently estimates the total undiscounted amount of these costs to be approximately $195.9 million ($192.5 million – 2004), with the majority of that amount to be paid at the end of the current reserves for the AOSP. In determining the fair value of the Asset Retirement Obligation, the estimated cash flows have been discounted using credit-adjusted risk-free rates between 5.93 per cent and 7.0 per cent. The following table presents the reconciliation of the Asset Retirement Obligation from the beginning of each respective period until the end of that period:

	2005	2004

Asset Retirement Obligations at Beginning of Year	8,191	7,137
Liabilities Incurred	393	613
Liabilities Settled	(52)	(30)
Accretion on Asset Retirement Obligation	562	471
Asset Retirement Obligations at End of Year	9,094	8,191

11. INTEREST EXPENSE

	2005	2004

Interest on Long-term Debt	54,325	59,118
Interest on Obligations Under Capital Lease	2,562	2,036
Interest on Option Premium Liability	1,278	—
	58,165	61,154

Cash interest paid for the year ended December 31, 2005 was $57.4 million (December 31, 2004 – $61.0 million). Cash interest received for the year ended December 31, 2005 was $0.2 million (December 31, 2004 – $0.1 million).

12. INCOME TAXES

	2005	2004

Large Corporations Tax	3,000	1,749
Future Income Tax Expense (Recovery)	70,956	(7,104)
Income Tax Expense (Recovery)	73,956	(5,355)

Cash taxes paid during the year ended December 31, 2005 were $2.5 million (December 31, 2004 – $1.7 million) and related solely to the Large Corporations Tax.

At December 31, the future income tax liability consists of:

	2005	2004

Future Income Tax Assets
Net Losses Carried Forward	4,707	61,697
Share Issue Costs	973	1,355
Impairment of Long-lived Assets	796	796

Future Income Tax Liabilities
Capital Assets in Excess of Tax Values	(39,924)	(34,242)
Unrealized Foreign Exchange Gain	(15,500)	(12,648)
Unrealized Gain on Risk Management	(4,374)	—
Debt Issue Costs	(3,123)	(2,447)
Net Future Income Tax (Liability) Asset	(56,445)	14,511

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The following table reconciles income taxes calculated at the Canadian statutory rate of 37.62 per cent (2004 – 38.87 per cent) with actual income taxes:

	2005	2004

Net Earnings Before Income Taxes	223,405	14,097
Income Tax Expense at Statutory Rate	84,045	5,480
Effect of Tax Rate Changes and Timing of Use	(267)	(4,826)
Non-taxable Portion of Foreign Exchange Gain	(3,530)	(8,815)
Non-taxable Portion of Impairment of Long-lived Assets	—	1,044
Resource Allowance	(10,792)	(5,012)
Provision to Actual	642	5,025
Stock-based Compensation	858	—
Large Corporations Tax	3,000	1,749
Income Tax Expense (Recovery)	73,956	(5,355)

At December 31, 2005, the Corporation had approximately $1.4 billion of tax pools available. Included in the tax pools are $14.0 million of non-capital tax loss carry forward balances as estimated at December 31, 2005, with expiry dates ranging from 2007 to 2014.

13. SHARE CAPITAL

a) Authorized

The Corporation is authorized to issue an unlimited number of Class A shares (“Common Shares”), an unlimited number of non-voting Convertible Class B Equity Shares (“Class B Shares”), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

The Common Shares are without nominal or par value. The Class D Preferred Shares, Series A, which have been issued, were converted into Common Shares at the holders’ option prior to redemption on a one-for-one basis.

b) Share Split

The Corporation’s shareholders approved a subdivision or share split of its issued and outstanding Common Shares on a three-for-one basis at the Corporation’s Annual and Special Meeting held on May 11, 2005. All Common Share and per Common Share amounts have been restated to retroactively reflect the share split.

c) Issued and Outstanding

	Number of Shares	Amount

Common shares
Balance at December 31, 2003	149,868,813	464,704
Issued for Cash	6,000,000	68,000
Issued on Exercise of Employee Stock Options	484,800	1,630
Issued on Exercise of Warrants	1,482,672	1,236
Conversion of Class D Preferred Shares	2,000,001	11,963
Share Issue Costs, Net of Tax	—	(1,834)
Balance at December 31, 2004	159,836,286	545,699
Issued on Exercise of Employee Stock Options	681,755	2,724
Exercise of Stock Options Previously Recognized	—	324
Balance at December 31, 2005	160,518,041	548,747

Class D Preferred Shares
Balance at December 31, 2003	2,000,001	11,963
Conversion of Class D Preferred Shares	(2,000,001)	(11,963)
Balance at December 31, 2004 and 2005	—	—
Total Share Capital	160,518,041	548,747

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d) Issuances

On April 8, 2004, the Corporation completed a public offering for the issuance of 6,000,000 Common Shares (reflecting the three-for-one split on May 30, 2005) for total proceeds of $68.0 million, before consideration of the share issue costs of $2.9 million ($1.8 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. The Common Shares were offered to the public on a bought-deal basis through a syndicate of Canadian underwriters. Proceeds of this offering were used to pay down certain amounts that had been drawn on the bank debt, for general corporate purposes and for expansion opportunities.

e) Warrants

During the year ended December 31, 2004, 1,482,672 (reflecting the three-for-one split on May 30, 2005) Class A Warrants were exercised for total proceeds of $1.2 million.

f) Class D Preferred Shares

During the year ended December 31, 2004, the Class D Preferred Shares were converted into Common Shares at the holders’ option prior to redemption on a one-for-one basis. After considering the three-for-one split on May 30, 2005, the total shares issued on the conversion were 2,000,001.

g) Net Earnings Per Share

The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	2005	2004

Weighted Average Common Shares Outstanding – Basic	160,169,887	156,926,514
Effect of Stock Options and Warrants	2,739,179	2,829,882
Weighted Average Common Shares Outstanding – Diluted	162,909,066	159,756,396

14. CONTRIBUTED SURPLUS

The following table presents the reconciliation of Contributed Surplus for the year ended December 31:

	2005	2004

Contributed Surplus Beginning of Period	1,245	278
Stock-based Compensation Expense	3,149	967
Cash Settlement of Performance Share Unit Plan	(596)	—
Exercise of Stock Options Previously Recognized	(324)	—
Contributed Surplus End of Period	3,474	1,245

15. STOCK-BASED COMPENSATION

The number of Common Share options outstanding reflects the share split of the Corporation’s Common Shares as described in note 13(b).

a) Stock Option Plan

The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

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	2005		2004
	Number	Weighted Average	Number	Weighted Average
	of Options	Exercise Price $	of Options	Exercise Price $

Outstanding at Beginning of Year	3,766,938	6.51	4,034,100	5.75
Granted	443,670	20.23	318,549	11.61
Exercised	(681,755)	4.00	(484,800)	3.36
Cancelled	(921)	9.07	(100,911)	7.18
Outstanding at End of Year	3,527,932	8.72	3,766,938	6.51

Options Exercisable at End of Year	2,212,647	6.24	2,220,975	5.02

The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2005:

	Options Outstanding			Options Exercisable
		Weighted Average
	Number	Remaining	Weighted Average	Number	Weighted Average
Exercise Price	of Options	Life (Years)	Exercise Price	of Options	Exercise Price

$2.89 – $5.00	813,200	3.3	3.24	813,200	3.24
$5.01 – $10.00	1,982,500	5.6	7.96	1,340,275	7.81
$10.01 – $15.00	288,562	7.4	11.69	59,172	11.88
$15.01 – $20.00	353,670	8.2	18.71	—	—
$20.01 – $27.75	90,000	8.8	26.18	—	—
	3,527,932	5.5	8.72	2,212,647	6.24

The number of Common Shares reserved for issuance under the Stock Option Plan was 6,656,545 at December 31, 2005 (7,338,300 at December 31, 2004).

b) Performance Share Unit Plan

In February 2004, the Corporation initiated a Performance Share Unit Plan (“PSUP”). Awards under PSUP will be in the form of performance share units (“PSU”), with each PSU entitling the holder to receive one Common Share of the Corporation for no additional consideration and subject to certain restrictions. Each PSU award will vest at a rate of one third of the PSUs awarded thereunder annually over a three-year period, conditional on the Corporation achieving an acceptable total shareholder return against a peer group. If total shareholder return at a particular vesting date is in the bottom 25 per cent of the peer group, none of the PSUs otherwise eligible to vest with respect to such PSU will vest. If total shareholder return at a particular vesting date is in the top 25 per cent of the peer group, 150 per cent of the PSUs eligible to vest on such date will vest. If total shareholder return at a particular vesting date is in the middle 50 per cent of the peer group, all of the PSUs eligible to vest on such date will vest.

The following table presents the reconciliation of the number of PSUs for the year ended December 31:

	2005	2004

Outstanding at Beginning of Year	99,291	—
Granted	113,880	116,037
Exercised	(33,093)	—
Cancelled	(19,950)	(16,746)
Outstanding at End of Year	160,128	99,291

During the year ended December 31, 2005, the Corporation settled 33,093 PSUs for cash of $0.6 million (December 31, 2004 – nil).

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c) Deferred Share Unit Plan

In October 2005, the Corporation initiated a Deferred Share Unit Plan (“DSUP”), whereby directors, officers, senior management and employees of the Corporation can elect to receive all or a portion of their annual cash compensation in the form of Deferred Stock Units (“DSU”). Under the DSUP, notional share units are issued for the elected amount which is based on the then current market price of the Corporation’s common shares. Upon ceasing directorship, termination of employment or retirement, the units are settled in cash or common shares of the Corporation as determined by the Corporation. Final DSU redemption amounts are subject to change, depending on the Corporation’s share price at the time of exercise. Accordingly, the Corporation revalues the DSUs on each reporting date with any changes in value recorded as an adjustment to compensation expense in the period. For the year ended December 31, 2005, $0.1 million in compensation expense relating to the DSUs was recorded (December 31, 2004 – nil) in General and Administrative Expenses and no DSUs were redeemed for cash or shares of the Corporation. The Corporation had 2,261 DSUs outstanding at December 31, 2005.

d) Stock-based Compensation

For the year ended December 31, 2005, the Corporation recognized $3.1 million (December 31, 2004 – $1.0 million) in compensation expense related to stock-based compensation issued subsequent to January 1, 2003. This is the portion of stock-based compensation that is related to 2005 services rendered and is comprised of $1.4 million ($0.7 million – 2004) in respect to the Corporation’s stock option plan and $1.7 million ($0.3 million – 2004) in respect to the Corporation’s Performance Share Unit Plan.

The weighted average fair value of the 443,670 options granted during 2005 was $8.22 using the Black-Scholes option pricing model. In 2004, there were 318,549 options granted at a weighted average fair value of $4.30. The following table sets out the assumptions used in applying the Black-Scholes model:

	2005	2004

Risk Free Interest Rate, Average for Year	3.89%	4.34%
Expected Life (in years)	6	6
Expected Volatility	26 – 44%	26 – 30%
Dividend Per Share	—	—

No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with note 2(i). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, but before January 1, 2003, the Corporation’s net earnings attributable to common shareholders and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2005	2004

Net Earnings – As Reported	149,449	19,452
Compensation Expense	891	894
Net Earnings – Pro Forma	148,558	18,558

Basic Earnings Per Share
As Reported	0.93	0.12
Pro Forma	0.93	0.12
Diluted Earnings Per Share
As Reported	0.92	0.12
Pro Forma	0.91	0.12

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e) Oil Sands Project Stock Appreciation Rights Plans

During 2004, the AOSP implemented stock-based compensation plans that awarded Stock Appreciation Rights (“SARs”) to certain employees. Accordingly, the Corporation as a 20 per cent owner in the AOSP, shares in the costs of these SARs. Under the first plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment once exercised, if the composite value of the weighted-average stock price of certain Joint Venture Owners’ shares at the time of exercise exceeds the issue price of the SARs. The SARs vest evenly over three years and expire ten years after grant. As at December 31, 2005, a total of 85,810 SARs were outstanding in respect of this plan. During the year ended December 31, 2004 a total of 51,100 SARs were granted. During the year ended December 31, 2005 a total of 43,530 SARs were granted and 8,820 were cancelled in respect to this plan.

Under the second plan, SARs were granted to employees of the AOSP that entitle the holders to a cash payment at the end of a three-year period if the composite value of the weighted-average stock price of certain Joint Venture Owners’ shares at the time of exercise exceeds the issue price of the SARs and if certain performance measures are met. As at December 31, 2005, a total of 38,950 SARs were outstanding in respect of this plan. During the year ended December 31, 2004, a total of 21,679 SARs were granted. During the year ended December 31, 2005, a total of 18,450 SARs were granted and 1,179 were cancelled in respect to this plan.

For the year ended December 31, 2005, $0.7 million in compensation expense was recorded in operating expense for these two plans (December 31, 2004 – nil). No SARs vested during the year ended December 31, 2005 with respect to either of these plans.

16. SHAREHOLDERS’ RIGHTS PLAN

The Corporation has a shareholders’ rights plan (the “Plan”). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more of certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a “Permitted Bid”, as defined in the Plan.

17. EMPLOYEE FUTURE BENEFITS

The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 per cent ownership in the AOSP, has a defined benefit pension plan for employees of the AOSP. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation’s 20 per cent ownership in the AOSP. The Corporation uses its fiscal year-end as the measurement date for both of these pension plans.

a) Defined Contribution Pension Plan

For the year ended December 31, 2005, the total expense recognized for the Corporation’s defined contribution pension plan was $0.3 million (December 31, 2004 – $0.3 million).

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b) Defined Benefit Pension Plan

For the year ended December 31, 2005, the total expense recognized for the Corporation’s 20 per cent ownership interest in the AOSP’s defined benefit pension plan was $0.8 million (December 31, 2004 – $0.6 million). As at December 31, 2005, the Corporation’s 20 per cent share of the funded status of the defined benefit pension plan was in a deficit position of $0.7 million (December 31, 2004 – $0.01 million funded surplus). Additional information for the Corporation’s 20 per cent ownership interest in the AOSP’s defined benefit pension plan is as follows:

	2005	2004

Accrued Benefit Obligation, Beginning of Year	1,860	1,084
Current Service Cost	821	638
Interest Cost	161	110
Actuarial Loss	821	96
Plan Amendments	(115)	—
Benefits Paid	(70)	(68)
Accrued Benefit Obligation, End of Year	3,478	1,860

Fair Value of Plan Assets, Beginning of Year	1,866	1,131
Employer Contributions	810	732
Actual Return on Plan Assets	124	71
Benefits Paid	(70)	(68)
Fair Value of Plan Assets, End of Year	2,730	1,866

Funded Status – Plan Surplus (Deficit)	(747)	6
Unamortized Past Service Costs	(115)	—
Unamortized Net Actuarial Loss	1,145	301
Unamortized Transitional Obligation	(11)	(12)
Accrued Benefit Asset	272	295

Components of Net Periodic Pension Cost
Current Service Cost	821	638
Interest Cost	161	110
Actual Return on Plan Assets	(124)	(71)
Actuarial Loss on Accrued Benefit Obligation	821	96
Costs Arising in the Period	1,679	773
Differences in Costs Arising and Costs Recognized in the Period in Respect of:
Return on Plan Assets	(32)	(32)
Actuarial Loss	(812)	(91)
Transitional Asset	(1)	(1)
Net Periodic Pension Cost Recognized	834	649

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

	2005	2004

Discount Rate – Expense	6.10%	6.50%
Discount Rate – Year-end Disclosure	5.10%	6.10%
Expected Long-term Rate of Return on Plan Assets	7.00%	7.00%
Rate of Compensation Increase	4.25%	4.25%

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The investment strategy for the defined benefit pension plan assets is to utilize a diversified mix of global public and private equity portfolios, together with public and private fixed income portfolios, to earn long-term investment returns that enable the plan to meet its obligations. Active management strategies are utilized within the plan in an effort to realize investment returns in excess of market indices. The weighted-average asset allocation for our defined benefit pension plan at December 31, 2005 was as follows:

	Actual	Target

Domestic Equities	32%	33%
Foreign Equities	28%	25%
Fixed Income Securities	34%	37%
Money Market	6%	5%
	100%	100%

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation’s financial instruments that are included in the Consolidated Balance Sheets are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payable and accrued liabilities, option premium liability and long-term borrowings.

a) Commodity Price Risk

The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation’s synthetic crude oil products. This risk management strategy is intended to protect the Corporation’s base and future capital programs and ensure the funding of debt obligations. Certain of these commodity pricing agreements are accounted for as hedges, as they qualify for hedge accounting under Accounting Guideline 13 and were designated as hedges, while other commodity pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

(i) Hedge Accounting

For the year ended December 31, 2005, the Corporation’s revenues were reduced by $110.4 million (December 31, 2004 – $131.4 million) from crude oil price hedging losses. As at December 31, 2005, there were no crude oil swap positions in place.

(ii) Fair Value Accounting

During the third quarter of 2005, the Corporation purchased put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three-year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009. As at December 31, 2005, the Corporation had the following put and call options outstanding:

	2007		2008		2009

Barrels Per Day
Put Options Purchased	20,000		20,000		20,000
Call Options Sold	10,000		15,000		15,000
US$ Per Barrel
Average Put Strike Price	US$	52.50	US$	54.25	US$	50.50
Average Call Strike Price	US$	92.50	US$	94.25	US$	90.50

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The fair value of the option contracts was recognized on the Consolidated Balance Sheet on the dates they were entered into. During the year ended December 31, 2005, the Corporation recognized an unrealized gain of $13.8 million on the Risk Management Asset, marking it to the fair value at the end of the period (December 31, 2004 – nil). The following table reconciles the movement in the fair value of these option contracts that have not been designated as hedges:

	2005	2004

Risk Management Asset at Beginning of Year	—	—
Net Premium	84,976	—
Increase in Fair Value	13,450	—
Risk Management Asset at End of Year	98,426	—

b) Credit Risk

A significant portion of the Corporation’s accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks. The Corporation minimizes this risk by entering into sales contracts with highly rated counterparties. Risk is also minimized through regular management review of credit ratings and potential exposure to such counterparties.

The counterparties of all of the Corporation’s put and call options are major financial institutions in Canada and the United States, all with investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments.

c) Interest Rate Risk

At December 31, 2005, the increase or decrease in net earnings for each one per cent change in the interest rates on floating debt amounts to $0.4 million (2004 – $2.2 million).

d) Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation’s operating and financial results. The Corporation has revenue and expenses transacted in US dollars, and has US dollar denominated Risk Management Assets, Senior Secured Notes and Option Premium Liabilities, as described in note 18(a), note 7(a) and note 9, respectively.

e) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

The estimated fair values of long-term borrowings have been determined based upon market prices at December 31 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

	2005		2004
	Balance Sheet		Balance Sheet
	Amount	Fair Value	Amount	Fair Value

Floating Rate Debt
Revolving Credit and Term Loan Borrowings	41,000	41,000	216,000	216,000
Lease Obligation	59,205	59,205	58,704	58,704
Fixed Rate Debt
US Senior Secured Notes	524,655	591,549	541,620	628,979
Long-term Borrowings	624,860	691,754	816,324	903,683

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19. COMMITMENTS AND CONTINGENCIES

a) Commitments

The Corporation and the other owners of the oil sands Joint Venture have entered into long-term third party agreements to purchase certain feedstocks on a take-or-pay basis. This commitment has been measured based on December 31, 2005 market prices. The Corporation and the other owners of the oil sands Joint Venture have executed long-term third party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shut down or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities.

The Corporation and the other owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the AOSP. The term of the lease obligations is between three and seven years. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2005, the Corporation’s share of the maximum payable under the guarantee was $35.7 million. However, any proceeds received from the sale of the equipment would be used to offset the payment required under the guarantee. At December 31, 2005, the Corporation’s share of committed lease payments amounted to $42.3 million. The estimate of lease interest obligations, excluding any committed payments, is $1.9 million for 2006, $1.8 million for 2007, $1.8 million for 2008, $0.9 million for 2009 and $0.2 million for 2010.

The Corporation has future commitments related to its Option Premium Liability as described in note 9.

The following table summarizes the Corporation’s operating commitments at December 31, 2005:

		Pipelines	Mobile
	Feedstocks	and Utilities	Equipment Lease	Total

2006	106,423	39,715	3,647	149,785
2007	100,771	33,463	2,358	136,592
2008	27,987	34,874	9,583	72,444
2009	9,121	34,899	18,377	62,397
2010	9,121	34,991	8,363	52,475
Thereafter	64,138	556,036	—	620,174
Total	317,561	733,978	42,328	1,093,867

b) Contingencies

(i) Insurance Claims

The Corporation has various outstanding claims under the insurance coverage provided in our Joint Venture construction policies. These claims include a loss of profits claim stemming from the fire at the Muskeg River Mine (the “Mine”) on January 6, 2003, commonly referred to as Section III; a physical property damage claim stemming from the same fire at the Mine, commonly referred to as Section I; and a cost overrun and project delay claim, commonly referred to as Section IV. During the year ended December 31, 2005, the AOSP reached a settlement in respect of the insurance coverage provided under Section III. The Corporation received $19.4 million as part of this settlement and has also finalized the terms of a contingent settlement for its remaining share of the settlement proceeds in the amount of $24.6 million from those insurance underwriters that also subscribed to the Section IV. The Corporation had previously received $16.1 million, including $6.4 million during the year ended December 31, 2004, in respect to the coverage provided under Section I. However, those insurance underwriters that were involved in the Section IV claim again withheld their portion of the Section I claim totalling $19.4 million. The remaining settlement that has not been received under

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either Section I or III will await the outcome of the arbitration proceedings that are presently ongoing against these Section IV insurance underwriters. Arbitration proceedings under Section IV of the Policy have been initiated to resolve the disputes with insurers surrounding this claim for payment. Following these arbitration hearings, the Corporation would expect to receive a binding decision from the panel with respect to the claim. The Corporation, in order to preserve its rights under the Policy also filed a Statement of Claim in the Court of Queen’s Bench of Alberta against the defendant insurance underwriters and the broker in an amount exceeding $200 million. Aggravated and punitive damages totalling $650 million have also been claimed against the insurers. The Statement of Claim remains in abeyance pending the conclusion of the Settlement Arbitration.

During the year ended December 31, 2005, the Corporation received $3.1 million in respect of an errors and omission insurance settlement that was negotiated by the AOSP. This errors and omission insurance policy related to initial construction and as such these proceeds have been applied against the cost of the AOSP. The related settlements of both the Section I, Section III and the errors and omission insurance policy have been credited to capital, as these claims relate to costs that were capitalized as part of the construction of the AOSP, or to costs that were capitalized in association with repairing the assets damaged by the fire or those capitalized prior to the commercial operations.

No amounts, other than those collected at December 31, 2005, have been recognized in these statements relating to insurance policies, nor will an amount be recognized until the proceeds are received.

(ii) Flow-Through Shares

In connection with the issuance of flow-through shares in 2001 and 2002, the Corporation renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the subscription agreements for such flow-through shares, the Corporation has agreed to indemnify subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada). Discussions between the AOSP and the Canada Revenue Agency are ongoing with respect to the proper characterizations of certain expenditures included in the Canadian exploration expenses in those years. If the Canada Revenue Agency successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact the Corporation’s obligations under the indemnity provisions in these subscription agreements.

(iii) Other

The Corporation, in association with its 20 per cent ownership of the AOSP, is a joint defendant and plaintiff in a number of legal actions that arise in the normal course of business. The Corporation believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

20. NET CHANGE IN NON-CASH WORKING CAPITAL

Source/(Use)	2005	2004

Operating Activities
Accounts Receivable	(24,834)	(5,184)
Inventory	(6,897)	(5,086)
Prepaid Expense	(3,584)	1,262
Accounts Payable and Accrued Liabilities	2,826	25,401
	(32,489)	16,393

Investing Activities
Accounts Receivable	—	614
Accounts Payable and Accrued Liabilities	10,798	(3,671)
	10,798	(3,057)

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21. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Consolidated Financial Statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The application of accounting principles generally accepted in the United States (“US GAAP”) would have the following effects on the Consolidated Financial Statements and Other Comprehensive Income:

Reconciliation of Net Earnings under Canadian GAAP to US GAAP

Year ended December 31	Notes	2005	2004

Net Earnings – Canadian GAAP		149,449	19,452
Impact of US GAAP
Pre-operating Items and Borrowing Costs	iii	23	(71)
Gain (Loss) on Crude Oil Swaps	iv	10,202	(8,815)
Pre-feasibility Costs	vi	(34,503)	(13,546)
Deferred Income Tax	ii	7,125	3,195
Net Earnings – US GAAP		132,296	215

Net Earnings Per Share – US GAAP
Basic		0.83	—
Diluted		0.81	—

Consolidated Statement of Other Comprehensive Income

Year ended December 31	Notes	2005	2004

Net Earnings – US GAAP		132,296	215
Change in Realized and Unrealized Losses	v	31,756	(14,607)
Other Comprehensive Income		164,052	(14,392)

Consolidated Statement of Cash Flows – US GAAP

Year ended December 31	Notes	2005	2004

Cash Provided By (Used In)
Operating Activities – Canadian GAAP		211,742	39,437
Pre-feasibility Costs	vi	(34,503)	(13,546)
Operating Activities – US GAAP		177,239	25,891
Financing Activities – Canadian and US GAAP		(173,832)	3,533
Investing Activities – Canadian GAAP		(36,035)	(43,025)
Pre-feasibility Costs	vi	34,503	13,546
Investing Activities – US GAAP		(1,532)	(29,479)
Increase (Decrease) in Cash		1,875	(55)

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Consolidated Balance Sheet

		2005		2004
As at December 31	Notes	As Reported	US GAAP	As Reported	US GAAP

Assets
Current Assets		123,426	123,426	86,236	86,236
Property, Plant and Equipment	iii, vi	1,352,605	1,309,080	1,351,745	1,342,876
Risk Management		98,426	98,426	—	—
Deferred Charges	iii	16,063	15,282	18,378	17,421
Future Income Taxes	ii	—	—	14,511	56,898
		1,590,520	1,546,214	1,470,870	1,503,431

Liabilities
Current Liabilities		104,699	104,699	187,909	187,909
Financial Liabilities	iv	—	—	—	61,110
Long-term Debt		565,655	565,655	662,620	662,620
Lease Obligations		55,809	55,809	53,474	53,474
Option Premium Liability		85,416	85,416	—	—
Asset Retirement Obligations		9,094	9,094	8,191	8,191
Future Income Taxes	ii	56,445	26,085	—	—
		877,118	846,758	912,194	973,304
Shareholders’ Equity
Share Capital	vii	548,747	568,052	545,699	565,004
Contributed Surplus		3,474	3,474	1,245	1,245
Retained Earnings (Deficit)	iii, iv, vi, vii	161,181	127,930	11,732	(4,366)
Accumulated Other Comprehensive Income	iv	—	—	—	(31,756)
		1,590,520	1,546,214	1,470,870	1,503,431

i) Stock-based Compensation

The Corporation accounts for its stock-based compensation plans under CICA 3870, under which no compensation expense was recognized in the Consolidated Financial Statements for stock options granted between January 1, 2002 to December 31, 2002. If compensation expense had been recorded in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123, the Corporation’s net earnings (loss) and net earnings (loss) per share would approximate the following pro forma amounts:

Year ended December 31	2005	2004

Compensation Expense	891	894
Net Earnings (Loss)
As Reported – US GAAP	132,296	215
Pro Forma	131,405	(679)

Basic Earnings Per Share
As Reported – US GAAP	0.83	—
Pro Forma	0.82	—
Diluted Earnings Per Share
As Reported – US GAAP	0.81	—
Pro Forma	0.81	—

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ii) Income Taxes

Under US GAAP, the net deferred income tax liability as at December 31 consists of:

Year ended December 31	2005	2004

Future Income Tax Assets
Net Losses Carried Forward	4,707	61,697
Share Issue Costs	973	1,355
Impairment of Long-lived Assets	796	796
Financial Liabilities in Excess of Tax Values	—	22,990
Tax Values in Excess of Book Capital Assets	5,634	294

Future Income Tax Liabilities
Unrealized Foreign Exchange Gain	(30,961)	(28,109)
Unrealized Gain on Risk Management	(4,374)
Debt Issue Costs	(2,860)	(2,125)
Net Future Income Tax (Liability) Asset – US GAAP	(26,085)	56,898

The following table reconciles income taxes calculated at the Canadian statutory rate of 37.62 per cent (2004 – 38.87 per cent) with actual income taxes:

Year ended December 31	2005	2004

Net Earnings Before Income Taxes – Canadian GAAP	223,405	14,097
US GAAP Adjustments	(24,278)	(22,432)
Net Earnings (Loss) Before Income Taxes – US GAAP	199,127	(8,335)
Expected Income Tax	74,912	(3,240)
Effect of Tax Rate Changes	1,741	699
Non-taxable Portion of Foreign Exchange Gain	(3,530)	(8,815)
Non-taxable Portion of Impairment of Long-lived Asset	—	1,044
Resource Allowance	(10,792)	(5,012)
Provision to Actual	642	5,025
Stock-based Compensation	858	—
Large Corporations Tax	3,000	1,749
Income Tax Expense (Recovery) – US GAAP	66,831	(8,550)

iii) Borrowing Costs and The End of Pre-Operating Period

Under Canadian GAAP, the Corporation is deemed to have ended its pre-operating period upon commencement of commercial production, which occurred on June 1, 2003. Until that time, revenues, training and start-up costs, interest and foreign exchange gains associated with the Project during the pre-operating period were deferred and capitalized as part of the Project. Under US GAAP, the Corporation is deemed to have ended its pre-operating period upon mechanical completion of the Project, which occurred on December 1, 2002, such that these pre-operating items are expensed thereafter. Under Canadian GAAP during the pre-operating period, standby fees and foreign exchange gains or losses associated with borrowing facilities can be deferred. Under US GAAP, during the pre-operating period, these costs would be expensed as incurred. Consistent with the December 1, 2002 end of the pre-operating period, depreciation, depletion and amortization of the Corporation’s Property, Plant and Equipment and Deferred Charges should have also commenced.

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The following table illustrates each of these differences:

Year ended December 31	2005	2004

Pre-operating Items
Depreciation, Depletion and Amortization	23	(71)
Impact on Net Earnings (Loss) Before Income Tax	23	(71)
US GAAP Adjustments – Prior Years	3,197	3,268
	3,220	3,197

Adjustment to Assets
Adjustment to Property, Plant and Equipment	4,001	4,154
Adjustment to Deferred Charges	(781)	(957)
	3,220	3,197

iv) Crude Oil Swaps

Under Canadian GAAP, the crude oil swaps qualify for hedge accounting and the payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction and changes in the fair values of the contracts are not reflected in the Consolidated Financial Statements. US GAAP requires that all derivative financial instruments be recorded on the balance sheet as either assets or liabilities at their fair values and that changes in the derivative’s fair value be recorded in other comprehensive income, with any ineffective portion of the hedge recorded in earnings for the period. Under US GAAP, the derivative financial instruments described in note 18(a)(i) as hedges would be recognized as a liability. The following table illustrates each of these differences:

Year ended December 31	2005	2004

Assets
Increase in Future Income Tax Assets and Total Assets	—	22,990

Liabilities
Increase in Financial Liabilities	—	61,110

Shareholders’ Equity
Decrease in Opening Deficit – US GAAP	(6,364)	(831)
Decrease in Accumulated Other Comprehensive Income (1)	—	(31,756)

Net Earnings and Ending Deficit – US GAAP
Increase (Decrease) in Revenues	10,202	(8,815)
(Decrease) Increase in Future Income Tax Recovery/Expense	(3,838)	3,282
Increase in Total Liabilities and Shareholders’ Equity	—	22,990

(1) Net of income tax of $19.2 million for the year ended December 31, 2004.

v) Other Comprehensive Income

Comprehensive income is measured in accordance with SFAS 130 “Reporting Comprehensive Income”. This Standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The Corporation had other comprehensive income arising due to unrealized losses on derivative financial instruments designated as hedge transactions. At December 31, 2005, this other comprehensive income amounted to a gain net of tax of $31.8 million ($14.6 million loss net of tax – 2004).

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vi) Pre-Feasibility Costs

Under Canadian GAAP, costs associated with projects that have yet to be determined to be technically feasible can be capitalized as part of Capital Assets if certain criteria are met. Under US GAAP, costs associated with projects that have not yet been determined to be technically feasible must be expensed. During 2005, the Corporation had expenditures of $34.5 million ($13.5 million – 2004) relating to projects that have not yet been determined to be technically feasible. The cumulative effect of this difference is to reduce capital assets by $48.9 million ($14.4 million – 2004), decrease net earnings by $34.5 million ($13.5 million – 2004) and reduce Retained Earnings by $14.4 million ($0.9 million – 2004).

vii) Flow-through Shares

Under Canadian GAAP, flow-through shares are recorded at their face value within share capital. When the expenditures are renounced and the tax deductions transferred to the shareholders, future income tax liabilities will increase and the share capital will be reduced. Under US GAAP, when the shares are issued the proceeds are allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. At December 31, 2002, the Corporation had recognized all renouncements of the tax deductions to the investors. The effect of this difference is to increase share capital by $19.3 million and increase deferred income tax expense by $19.3 million.

22. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Canadian

Financial Instruments

The CICA issued Section 3855, “Financial Instruments – Recognition and Measurement”, which prescribes when a financial instrument is to be recognized on the balance sheet and at what amount – sometimes using fair value, other times using cost-based measures. This Section also specifies how financial instrument gains and losses are to be presented. A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These may include loans and notes receivable and payable, investments in debt and equity securities and derivative contracts such as forwards, swaps and options. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Hedges

The CICA issued Section 3865, “Hedges”, which replaces the guidance formerly in Section 1650, “Foreign Currency Translation” and Accounting Guideline 13, “Hedging Relationships” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Retroactive application is not permitted. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

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Comprehensive Income

The CICA issued Section 1530, “Comprehensive Income”, which established new standards for reporting the display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January 1, 2007. Financial statements for prior periods are required to be restated for certain comprehensive income items, which at this time are not applicable to the Corporation. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January1, 2007.

Equity

The CICA issued Section 3251, “Equity”, which replaces Section 3250, “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this Section on January1, 2007. Financial statements of prior periods are required to be restated for specific items which are not applicable to the Corporation at this time. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Non-Monetary Transactions

The CICA issued Section 3831, “Non-Monetary Transactions”, which replaces Section 3830, “Non-Monetary Transactions” and establishes standards for the measurement and disclosure of non-monetary transactions. Section 3831 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity’s future cash flows are expected to change significantly as a result of the transaction. This Section applies to all non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. Retroactive application is not permitted. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

United States

Share-Based Payment

FASB issued Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)), “Share-Based Payment”, a revision to SFAS 123, “Accounting for Stock-based Compensation.” This standard is effective for the Corporation as of the beginning of the first interim period or annual reporting period that begins after June 15, 2005 and may be applied under the modified prospective approach or the modified retrospective approach. This standard requires the recognition of an expense for employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. The compensation cost is to be recognized over the period for which an employee is required to provide the service in exchange for the award, being the requisite service period. For liability awards, entities are required to re-measure the fair value of the award at each reporting date up until the settlement date. Changes in fair value of liability awards during the requisite service period are required to be recognized as compensation cost over the vesting period. Compensation cost is not recognized for equity instruments for which employees do not render the requisite service. The Corporation currently records an expense under Canadian GAAP for all common share options issued on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

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Exchanges of Non-Monetary Assets

FASB issued SFAS 153, “Exchange of Non-Monetary Assets” as an amendment to Accounting Principles Board Opinion No. 29 (“APB 29”), “Accounting for Non-Monetary Transactions.” APB 29 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges of similar productive assets. SFAS 153 eliminates the exception provided in APB 29 and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. For purposes of this standard, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange. SFAS 153 is to be applied prospectively and is effective for all non-monetary asset exchanges occurring in fiscal periods beginning after June15, 2005. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

Inventory Costs

FASB issued SFAS 151, “Inventory Costs” that clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) as they relate to inventory costing. SFAS 151 requires these items to be recognized as current expenses. Additionally, the allocation of fixed production overhead to the cost of inventory should be based on normal capacity of the production facilities. SFAS 151 is to be applied prospectively and is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

Accounting Changes and Error Corrections

FASB issued SFAS 154, “Accounting Changes and Error Corrections” which replaces APB 20, “Accounting Changes” and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Corporation does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2006.

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Western management’s discussion and analysis
for the year ended December 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of February 22, 2007 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. It offers Management’s analysis of the financial and operating results of Western Oil Sands Inc. (“Western”) and contains certain forward-looking statements relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. We caution readers and prospective investors of the Company’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope of expansions; risks surrounding the level and timing of capital expenditures required to fulfill the Project’s growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the Athabasca OilSands Project (“AOSP”); risks relating to the execution of the Project’s optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, uncertainty in the estimation of stock-based compensation and employee future benefits and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

For additional information relating to the risks and uncertainties facing Western, refer to Western’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com.

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Overview

Western Oil Sands Inc. (“Western”) is a Canadian corporation whose vision is to create shareholder value through the opportunity capture and development of large, world-class hydrocarbon resources. Western’s primary asset is its 20 per cent undivided interest in the Athabasca Oil Sands Project (“AOSP”). Shell Canada Limited (“Shell”) and Chevron Canada Limited (“Chevron”) are the other Joint Venture Owners, holding a 60 per cent and 20 per cent interest, respectively. The Joint Venture’s strategy is to exploit the mining and in-situ recoverable bitumen reserves and resources found in oil sands deposits located in the Athabasca region of Alberta. The initial Joint Venture asset is a mining and extraction operation (the Muskeg River Mine) on the west side of Lease 13, 70 kilometres north of Fort McMurray, together with associated upgrading infrastructure (the Scotford Upgrader) northeast of Edmonton, Alberta. Current operations, with the assistance of certain third-party facilities, including a 493 kilometre pipeline connecting the Mine and the Upgrader, use established processes to mine oil sands deposits, extract and upgrade the bitumen into two streams of synthetic crude oil, namely Premium Albian Synthetic (“PAS”) and Albian Heavy Synthetic (“AHS”), and vacuum gas oil (“VGO”). VGO is sold to Shell under a long-term contract for use in its adjacent refinery. In the second quarter of 2006, the first full plant turnaround was successfully executed. Following the turnaround, production levels returned to the record levels established during the last quarter of 2005. Production optimization initiatives are planned to continue on the base Project, with the objective of achieving production volumes of approximately 200,000 barrels per day (40,000 barrels per day net to Western) by 2009. In terms of the base Project, reliability and availability of the existing AOSP facilities will continue to be a key focus for the Joint Venture.

During 2006 and in years prior, Western and the other Joint Venture Owners devoted considerable time, effort and commitment of capital in planning and completing the early stage execution of Expansion 1 of the AOSP. This work culminated in Western, and the Joint Venture Owners, sanctioning Expansion 1 in the fourth quarter of 2006. Expansion 1 is a 100,000 barrel per day (20,000 barrels net to Western) fully integrated expansion of the existing AOSP facilities, with new oil sands mining operations on Lease 13 and associated additional bitumen upgrading at the Scotford Upgrader. It also includes the construction of common upstream infrastructure that will be sized to support future mining expansions, consistent with the recent announcements from the Joint Venture that regulatory applications will be filed to seek approval to produce up to 770,000 barrels per day from Expansions 3 through 5. Construction of a new 42-inch Corridor Pipeline connecting Fort McMurray to Edmonton also began in 2006. This new pipeline will facilitate the movement of up to 1,000,000 barrels per day of production when fully complete.

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Also during 2006, Western made noteworthy progress with respect to its in-situ development initiative which represents an exciting new opportunity for Western to create additional shareholder value. It is estimated that 80 per cent of the bitumen resources in Alberta are in-situ in nature and currently too deep to mine through surface mining techniques. In August 2006, Western announced its decision to participate to its 20 per cent interest in the Chevron-operated Ells River Project in the Athabasca region which has potential for in-situ development. The Ells River Project is located on approximately 75,000 gross acres of property purchased by Chevron in 2005 and 2006. Chevron has assembled a technical team that is dedicated to feasibility and other technical evaluations going forward. Chevron has planned a significant core hole evaluation drilling program over the winter of 2007 to assess the potential of these leases. In addition, Western expanded its acreage position in the Athabasca region and will operate its own in-situ project which covers approximately 21,000 gross acres, approximately 14,000 acres net to Western. Early stage planning for Western’s in-situ leases is underway and this includes a core hole evaluation drilling program of approximately 19 wells during the 2007 winter drilling season.

Western announced during 2006 that it is independently evaluating alternative downstream solutions beyond Western’s involvement in the fully integrated operation of AOSP Expansion 1, with the goal of improving product yields and sales price realizations at a lower capital intensity than current configurations. To meet these goals, Western is committed to a long-term strategy which involves commercially-attractive, cost-effective, downstream integration for upgrading bitumen into light synthetic crude oil products anticipated to be produced from Western’s extensive and emerging mining and in-situ resources.

In addition to these key initiatives, Western, through its wholly-owned subsidiary, WesternZagros Limited (“WesternZagros”), negotiated the initial form of an Exploration and Production Sharing Agreement (“EPSA”) with the Kurdistan Regional Government (“KRG”), subject to finalization of key terms and ratification by the KRGto comply with expected federal legislation. The EPSA provided for the exploration of conventional oil and gas in the Federal Region of Kurdistan in northern Iraq. WesternZagros continues to work towards ratification of an EPSA with the KRG which is expected to include the finalization of terms including its contract area and the corresponding work program commitments.

Commodity prices continued to hover at or near record levels during most of 2006 and, consequently, Western achieved near-record cash flow, despite the 56-day turnaround in the second quarter of 2006. As a result, Western’s financial position has substantially improved as it embarks on Expansion 1 of the AOSP. Noteworthy operating and financial achievements during 2006 include:

•                  Fourth quarter production averaged 35,515 barrels per day net to Western, comparable to the record production of 35,600 barrels per day achieved in the fourth quarter of 2005;

•                  Annual production averaged 27,500 barrels per day net to Western, despite the two-month production interruption due to the full turnaround at the Mine and Upgrader in the second quarter;

•                  Near-record annual cash flow from operations of $228.4 million, with record quarterly cash flow from operations of $110.5 million in the third quarter;

•                  Capital expenditures of $301.3 million which were funded primarily through cash flow from operations supplemented by a modest increase in Western’s Revolving Credit Facility;

•                  Proved and probable reserves increased 86 per cent from the prior year to 577 million barrels and a best estimate of contingent resources of 891 million barrels;

•                  The lands associated with Western’s proved and probable reserves represent only approximately 11 per cent of the more than 69,000 net acres in which Western has the right to participate;

•                  The permit application for the Muskeg River Mine expansion was approved in December 2006;

•                  Environmentally, the Muskeg River Mine remains the only oil sands mining operating to have achieved the internationally recognized ISO 14001 certification; and

•                  Over 12 million plus exposure hours recorded in 2006 within the AOSP resulted in only a relatively minor lost time incident and the recordable injury frequency rate improved significantly following the turnaround.

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Expansion 1

During the fourth quarter of 2006, Western, along with the other Joint Venture Owners, announced its approval of Expansion 1 of the AOSP. Expansion 1 is a 100,000 barrel per day (20,000 barrels per day net to Western) fully integrated expansion of the existing AOSP facilities, with new oil sands mining operations on the east side of Lease 13, an expansion of the extraction facilities at the Muskeg River Mine and an expansion of the existing Upgrader located near Edmonton. The capital cost estimate for Expansion 1 is approximately $11.2 billion ($2.2 billion net to Western). Of the $11.2 billion estimate, approximately 75 per cent is allocated for the actual costs of components and construction labour, 20 per cent represents owners’ costs and contingencies, with the remaining five per cent representing the conversion of the total capital cost to money-of-the-day prices. Mine production is scheduled to begin in late 2009 with Upgrader production beginning in late 2010.

As at the end of December 2006, expenditures of $225.6 million related to Expansion 1 were capitalized on Western’s balance sheet. In order to proceed with its planned schedule, the Project committed to major long lead time equipment and also incurred other pre-construction expenditures in 2006. Western has budgeted capital expenditures of $555 million for its share of Expansion 1 for 2007. For Expansion 1, construction efforts to date have focused on utilities work relating to the construction of permanent camp facilities, piling and foundation activities for many of the key components including the primary separation cell and de-aerator area and construction of potable water and sewage treatment plants. One of the key cost saving strategies in the construction of the facilities is the fabrication of many modules off-site. Efforts in this regard are proceeding as planned with over 600 modules earmarked for such construction. To date, the Project has secured the necessary skilled labour required for an operation of this nature. Approximately 2,000 full-time equivalent individuals, representing a combination of construction contractors and employees of the engineering, procurement and construction management contractors, are currently working on this major initiative on behalf of the Joint Venture. This workforce is expected to increase substantially as the Project moves into full construction over the next several years.

Reserves, Resources and Land

Under the terms of the Joint Venture Agreement for the AOSP, Western and the other Joint Venture Owners have in place a Participation and Area of Mutual Interest Agreement (“AMI”). The AMI stipulates that the Joint Venture Owners have rights to participate in any additional leases that are acquired by any one of the Owners in the Athabasca region.

Within the Project, Western has the following: proved and probable reserves which are associated with the existing operations at the Muskeg River Mine; proved and probable reserves associated with Expansion 1 of the AOSP; resources on lands within the Joint Venture that have been evaluated; and, finally, undeveloped lands which have been acquired by all three Owners during the past few years which are included under the terms of the AMI and are subject to evaluation for possible future development.

Reserves

GLJ Petroleum Consultants Ltd. (“GLJ”), in its report dated February 7, 2007, independently estimated the proved and probable reserves on the total of the west side of Lease 13, which is the current Muskeg River Mine, and the east side of Lease 13 which comprises Expansion 1. All combined, there are 2.9 billion barrels (577 million barrels working interest to Western) of proved and probable reserves associated with the current Muskeg River Mine and the new Jackpine Mine. (Expansion 1). Based on GLJ’s forecasted AOSP’s undiluted bitumen production rate of

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175,000 barrels per day for 2007, the proved plus probable reserves have a reserve life index of 44 years. Western anticipates substantial future reserve additions as the AOSP Joint Venture moves through the gating process for the upcoming phases of additional mining expansions of the AOSP, in addition to potential reserves associated with the in-situ projects that Western and Chevron are pursuing. Resources from future mining expansions will be booked as reserves when the expansions phases are permitted, funding is approved and certain stipulations pursuant to the Joint Venture Agreement are satisfied.

The table below summarizes the Project’s reserves and Western’s share of those proved and probable reserves as at December 31, 2006 on a synthetic crude oil basis utilizing GLJ’s forecast of prices and costs. Synthetic crude oil is dry bitumen, uplifted by two per cent for proved reserves and three per cent for probable reserves as a result of the hydrocracking/hydrotreating process. The following information relating to Western’s reserves and present values of estimated future net cash flow constitutes forward-looking statements as it is based on assumptions relating to, among others, volumes of oil in place, recoverability of bitumen, production rates, royalty rates, operating and development costs, capital expenditures, commodity prices and foreign exchange rates. For a description of the risks and uncertainties facing Western that could impact the volume and value of the reserves reported below, see “Outlook for 2007” and “Risk and Success Factors Relating to Western” and, additionally, the “Risks and Uncertainties” contained in Western’s Annual Information Form for the year ended December 31, 2006.

RESERVES SUMMARY

			Working	Working Interest
	Gross	Working	Interest	Present Values of Estimated Future
	Project	Interest	Net After	Net Cash Flow Before Income Taxes
	Reserves	Reserves	Royalty	0%	10%	15%	20%
	(mmbbls)	(mmbbls)	(mmbbls)	($ millions)

Proved	2,479	496	454	12,663	2,957	1,613	913
Probable	405	81	71	3,554	911	607	452
Proved Plus Probable	2,884	577	525	16,217	3,868	2,220	1,365

RESERVES RECONCILIATION (WORKING INTEREST)

		Proved Plus
	Proved	Probable
	(mmbbls)	(mmbbls)

December 31, 2005	195	310
Production	(10)	(10)
Revisions	1	2
Muskeg River Mine Expansion	90	7
AOSP Expansion 1 Addition	220	268
December 31, 2006	496	577

Resources

Within the AOSP, several leases have been formally evaluated for resource potential including Leases 88, 89, 90, 9 and the remainder of Lease 13. Western will disclose resource potential on a per project basis rather than lease by lease, as the mine plans straddle lease boundaries and contingent resources are related to a specific mine plan. Disclosure in this manner will also create alignment with regulatory permits and proposed mine plans.

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AOSP LEASE HOLDINGS

WESTERN INTEREST IN	PRODUCTION, RESERVES
JOINT VENTURE LAND POSITION	AND RESOURCES
(net acres)	(mmbbls)

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In respect of an ongoing delineation drilling program on Leases 88, 89, 90, 9 and the remainder of Lease13, Western engaged Norwest Corporation (“Norwest”) to prepare volumetric estimates of recoverable bitumen associated with mining pits. GLJ used these geological and mining assessments to determine contingent resources. Lease 17 was not included in the determination of any future mine plans as insufficient core hole drilling was conducted on this lease during last year’s winter drilling season to fully assess its resource potential.

As per the Canadian Oil and Gas Evaluation Handbook (“COGEH”), contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. GLJ has categorized the potentially recoverable resources as contingent in view of ownership, regulatory applications and owner commitment issues and not as a result of current economics. Western believes these contingent resources will be economic to develop in the future. Over time, with additional project development and financial commitment, Western would expect these contingent resources to be converted to reserves.

Western has an enviable land position and asset base. Currently, regulatory upstream approvals allow for 470,000 barrels of bitumen per day to be extracted from a combination of the Muskeg River Mine and the Jackpine Mine. This permitting capacity would allow significant expansions of the AOSP. Future evaluation drilling will be conducted to delineate the resource potential on other leases. In advance of this, Shell intends to file regulatory applications that would add an incremental 300,000 barrels per day of mining permitting capacity, bringing the total to 770,000 barrels per day. At this level, sufficient approvals would be in place to advance AOSP Expansions 3 through 5. These plans would take Western’s share of production to 154,000 barrels per day from mining expansions alone. These volumes do not include any resource potential for expansions beyond Expansion 5 which could potentially occur on leases that have not yet been evaluated. The transition and disclosure from acreage to resources, and ultimately reserves, will evolve over time as the Joint Venture Owners continue to drill and sanction expansions of the AOSP.

The best case estimate for contingent resources (in addition to the reserves discussed above) on a total AOSP Joint Venture basis exceeds 4.4 billion barrels of which Western’s share would be 891 million barrels. All contingent resources are reported on a synthetic crude oil basis. This data was based on several key assumptions in order to calculate contingent resources, namely, minimum bitumen by weight of seven per cent to total weight, minimum mining thickness of three metres and a range of total volume to bitumen in place (“TV:BIP”) of 12:1, consistent with regulated operating criteria, and up to a TV:BIP ratio of 16:1 as a high estimate. The upgrading yield assumptions are consistent with the reserve estimate.

The following table summarizes the reserves and contingent resources associated with Western’s interest in the AOSP:

WESTERN’S SHARE OF MINEABLE SYNTHETIC CRUDE OIL VOLUMES (mmbbls)

	Contingent Resources (1)			Reserves		P + P Reserves Plus Contingent Resources
					Proved Plus
Project Areas	Low	Best	High	Proved	Probable	Best	High

Muskeg River Mine (2)	188	228	291	275	309	537	600
Jackpine (3)	314	458	645	220	268	726	913
Pierre River (4)(5)	102	205	306	—	—	205	306
Total	604	891	1,242	495	577	1,468	1,819

(1)       Contingent resources have been evaluated for Leases 13, 88, 89, 90 and 9. Categories of Low, Best and High are used as recommended in the COGEH.

(2)       Includes the west side of Lease 13, 90 and Sharkbite areas. Reserve status has been assigned only to the west side of Lease 13.

(3)       Includes the east side of Lease 13 and Leases 88 and 89 and represents Expansions 1 through 3. Reserve status has only been assigned to part of the east side of Lease 13.

(4)       Includes volumes only for Lease 9. Lease 17 was not included in this determination as core hole drilling to assess resource potential continues on this lease.

(5)       Represents Expansions 4 and 5.

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In addition to the above, Western’s view is that the Ells River Project could contain resources (with pay thickness of greater than 18 metres) suitable for in-situ development in excess of 7.4 billion barrels of original oil in place (approximately 1.5 billion barrels net to Western). Based on this estimate, production from the Ells River Project, combined with volumes from Western’s in-situ project (in which the Company holds an average 64 per cent land interest), could support production in excess of 50,000 barrels per day net to Western. These in-situ volumes, together with production associated with the recently announced future mineable expansions, would increase Western’s total bitumen production to more than 200,000 barrels per day within the next 15 to 20 years.

An extensive winter core hole drilling program is continuing over the next several years on the Muskeg River Mine, Jackpine Mine and Pierre River Mine areas as well as on the Ells River Project and Western’s in-situ lands. Western would anticipate that as drilling progresses, discovered resources will be identified, and that contingent resource volumes will continue to be amended as delineation drilling extends onto previously sparsely drilled leases. In addition, as Western continues to participate in expansion opportunities, potential future development of these project areas will provide for substantial growth opportunities in our proved and probable reserve base.

Unevaluated Land

The current land position assembled by all Joint Venture Owners approximates 300,000 acres (69,000 acres net to Western). Of this total, approximately 68 per cent represents mineable leases, with the remaining 32 per cent considered prospective for in-situ development. Only a fraction of Western’s undeveloped land position has been evaluated. The lands associated with Western’s proved and probable reserves represent approximately 11 per cent of the more than 69,000 net acres of total undeveloped land in which Western has the right to participate. As delineation of these lands continues, Western expects its reported resources and reserves to increase and will be updated accordingly.

During 2006, Western and Chevron acquired additional leases in the Athabasca region of northern Alberta. These leases are included under the terms of the AMI. Chevron acquired five in-situ leases, namely Leases 348, 349, 350, 673 and 675, located approximately 50 kilometres northwest of Fort McMurray and comprise approximately 75,000 acres (15,000 acres net to Western). Western exercised its right to participate in the Chevron in-situ leases in August 2006 and provided a payment for its pro rata share of the lease acquisition costs. Chevron has communicated that these leases have potential to produce approximately 100,000 barrels per day (20,000 barrels net to Western). Chevron, a world leader with respect to heavy oil development, has assembled a dedicated team to explore and assess this opportunity.

In terms of Western’s in-situ land position, Leases 442 and 472 were acquired in 2006. Taken together with Lease 353, which was acquired in 2005, Western’s operated land position has grown to over 21,000 acres (approximately 14,000 acres net to Western). Western holds an average 64 per cent working interest in these in-situ lands. Pursuant to the AMI, the other Joint Venture Owners elected to participate in Lease 353 to a 20 per cent interest, with one other Joint Venture Owner electing to participate in Leases 442 and 472. The participating owners have provided payment for their share of lease acquisition costs to secure their respective working interests.

Western also has the right to participate in the development of the leases acquired by Shell until 2009 for future mining expansions of the AOSP. The leases could potentially be developed as an extension to the the AOSP’s continuous construction expansion strategy.

The exploration and development of this significant land base, both mineable and in-situ, could involve a substantial and material capital commitment by Western to continue to grow its land position and capture opportunities to add resources. Assessments regarding our involvement will always be made in the context of maintaining the integrity of our financial position and creating shareholder value. To manage this growing land position and evaluate potential opportunities, we expanded our organizational capabilities in 2006, particularly in the area of heavy oil development with key management appointments, including Mr. Graig Ritchie as Vice President, Oil Sands and Mr. Matt Swartout as Senior Drilling Manager.

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Operating Results

Fiscal 2006 represents the third full year of commercial operations for Western. The Project’s original nameplate productive capacity was 155,000 barrels per calendar day. As a result of successful and ongoing production optimization initiatives at both the Mine and Upgrader, the Project has increased the calendar day average production to a range of 165,000 to 175,000 barrels per day in recent quarters, with a near-term goal of increasing production to approximately 200,000 barrels per day by 2009. For short-term intervals the mine has achieved production rates in excess of 215,000 barrels per day. During the second quarter of 2006, operations were impacted by the first full plant turnaround which extended to a 56-day period. The turnaround schedule was longer than anticipated because it was determined that additional maintenance and repair work was required in order to remove large amounts of coke from the reactor vessels at the Upgrader. With efforts focused on increasing the reliability of the base Project, consistent and stable operations should follow which, in turn, optimizes the efficiency of these major facilities. Full turnarounds are expected to be required on a three to four year cycle.

HIGHLIGHTS

	2006		2005	2004

Operating Data (bbls/d)
Bitumen Production	27,500		31,994	27,108
Synthetic Crude Sales	37,326		42,534	36,210
Operating Expense per Processed Barrel ($/bbl) (1)	28.38	(9)	22.06	21.17
Financial Data ($ thousands, except as indicated)
Gross Revenue	983,560		910,330	636,911
Realized Crude Oil Sales Price – Oil Sands ($/bbl) (1)(2)	60.51		49.91	34.60
Cash Flow from Operations (1)(3)	228,449		244,231	23,044
Cash Flow per Share – Basic ($/Share) (1)(4)	1.42		1.52	0.15
Net Earnings Attributable to Common Shareholders (6)	63,370		149,449	19,452
Net Earnings per Share ($/Share)
Basic	0.39		0.93	0.12
Diluted	0.39		0.92	0.12
EBITDAX (1)(5)	276,916		307,008	87,587
Net Capital Expenditures (7)	301,273		46,833	39,968
Total Assets	1,794,159		1,590,520	1,470,870
Long-term Debt	601,385		565,655	662,620
Long-term Financial Liabilities (8)	723,174		706,880	716,094
Weighted Average Shares Outstanding – Basic (Shares)	160,991,406		160,169,887	156,926,514

(1)       Please refer to page 56 for a discussion of Non-GAAP financial measures.

(2)       The realized crude oil sales price is the revenue derived from the sale of Western’s share of the Project’s synthetic crude oil, net of the risk management activities, divided by the corresponding volume. Please refer to page 35 for calculation.

(3)       Cash flow from operations is expressed before changes in non-cash working capital.

(4)       Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

(5)       Earnings before interest, taxes, depreciation, depletion, amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange and risk management as calculated on page 43.

(6)       Western has not paid cash dividends in any of the above referenced fiscal years.

(7)       Net capital expenditures are capital expenditures net of any insurance proceeds received during the period.

(8)       Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.

(9)       Operating costs per processed barrel for 2006 were $24.50, net of turnaround costs of $3.88 per processed barrel.

31

ANNUAL BITUMEN PRODUCTION
(Western 20% Interest)
(Thousands of bbls/d)

WESTERN REALIZED PRICE TO WTI

32

Financial Performance

Revenue

Western achieved record gross crude oil sales revenue of $983.6 million in fiscal 2006 compared to $910.3 million in 2005, including $825.4 million (2005 – $777.9 million) from proprietary production at an average realized price of $60.51 per barrel (2005 – $49.91 per barrel). Record sales revenues were achieved largely due to a 21 per cent increase in Western’s realized crude oil price as a result of the continued strength in world crude oil prices partially offset by a 14 per cent decrease in bitumen production due to the full planned plant turnaround and repair of a conveyor belt during the year. During 2006, Western had no proprietary barrels subject to financial hedge instruments and, consequently, enjoyed the full appreciation of the underlying 21 per cent increase in West Texas Intermediate (“WTI”) light sweet crude oil through our synthetic crude oil sales. A careful and deliberate decision was made to not hedge any barrels in 2006 as the capital expenditures were not large relative to the capital spending profile in subsequent years. In 2005, gross revenues were reduced by $110.4 million due to out-of-the-money fixed priced swap contracts on a portion of Western’s proprietary production and, as a result, Western’s crude oil price realization was reduced by $7.11 per barrel.

Western’s crude oil sales were subject to an overall quality differential of $12.82 per barrel (2005 – $12.27 per barrel) off of the Edmonton PAR benchmark crude oil price of $73.33 per barrel in 2006. The quality differential has increased marginally from the prior year due to a heavier than normal sales mix associated with the period prior to, and immediately following, the full plant turnaround. During this period, the Upgrader was not running at optimal conversion rates resulting in a heavier blend of synthetic crude oil. This was offset by a general narrowing of the heavy crude oil differential during 2006 which helped maintain higher oil sands revenues and realized synthetic crude oil sales prices. The heavy crude oil differential averaged 35 per cent of WTI prices, or $22.58 per barrel in 2006 compared to 39 per cent or $21.83 per barrel in 2005. Western has generally observed a narrowing of the heavy oil differential over the last year thought to be due to in part by crude oil pipeline reversals enabling western Canadian heavy oil producers to ship to additional markets in the Midwest and Gulf Coast regions of the United States. Increasingly, refineries in the United States are purchasing additional heavy crude oil to capture the value inherent in the differential by processing heavy oil into higher-valued refined products such as gasoline, diesel and jet fuel. As the graph on page 32 indicates and notwithstanding the above, Western’s realized prices remain closely correlated to underlying movements in WTI. During 2006, Western experienced its highest price realizations since production start-up primarily due to the factors outlined above as well as a marked improvement in the reliability of the plant which, when the plant turnaround is excluded, allowed the Project to produce a lighter overall sales mix through better conversion of bitumen into light synthetic crude oil at the Upgrader.

With the objective of providing greater cash flow certainty for the years of significant capital expenditures, Western executed an extensive hedging program covering 2007 to 2009, with entirely different hedging products or derivative instruments employed for this program. Western implemented a pay-collar strategy, whereby a series of put and call options were both bought and sold to establish a floor price for a portion of planned production, with a corresponding ceiling that Western would receive on a similar but smaller number of barrels. The range of these collars provides a weighted average floor price of US$52.42 on 20,000 barrels per day over the three years and a weighted average ceiling of US$92.41 on an average of 13,333 barrels per day over the same time period. This program provides greater cash flow certainty given the substantial capital commitments associated with Expansion 1 of the AOSP over the next three years. In addition, the collar strategy does not limit the upside potential related to commodity price appreciation to the same degree as the fixed price swap contracts that Western employed in the past.

Western generated net revenue of $630.0 million in 2006 compared to $591.4 million in 2005, representing a seven per cent increase. Net revenue reflects the costs of purchased feedstocks and transportation costs downstream of Edmonton. Feedstocks are third-party crude oil products introduced at the Upgrader. Some feedstocks are used in the hydrocracking/hydrotreating process, while others are used as blendstock to further optimize various qualities

33

SALES PRICE REALIZATIONS EDMONTON PAR PRICE ($Cdn per bbl)	OPERATING EXPENSES PER PROCESSED BARREL ($ per bbl)

NETBACK PER BARREL (excluding hedges) ($ per bbl)

Netback is calculated by subtracting operating costs and royalties from net revenues before any gains/losses from hedging activities divided by total bitumen production for the period.

34

of synthetic crude oil products. The cost of these feedstocks depends on oil markets and the spread between heavy and light crude oil prices.

NET REVENUE

($ thousands, except as indicated)	2006	2005

Revenue
Oil Sands (1)	825,418	777,876
Marketing and Transportation	158,142	132,454
Total Revenue	983,560	910,330
Purchased Feedstocks and Transportation
Oil Sands	196,066	185,693
Marketing and Transportation	157,456	133,241
Total Purchased Feedstocks and Transportation	353,522	318,934
Net Revenue
Oil Sands (1)	629,352	592,183
Marketing and Transportation	686	(787)
Total Net Revenue	630,038	591,396
Synthetic Crude Sales (bbls/d)	37,326	42,534
Crude Oil Sales Price ($/bbl) (2)	60.51	49.91

(1)       Oil sands revenue and net revenue are presented net of Western’s hedging activities.

(2)       Realized crude oil sales price ($/bbl) is calculated as oil sands revenue less any transportation costs divided by synthetic crude sales volume. In 2006, $1.1 million (2005 – $3.0 million) had been incurred for transportation costs related to oil sands.

Operating Costs

Western’s share of the Project’s operating costs totalled $286.3 million in 2006 (2005 – $250.4 million) including $40.2 million associated with the cost of the turnaround. Also included in this amount are costs associated with removing overburden at the Mine and transporting bitumen from the Mine to the Upgrader. On a per processed barrel of bitumen basis, unit operating costs were $28.38 per barrel based on average production of 27,500 barrels per day in 2006 compared to $22.06 per barrel based on average production of 31,994 barrels per day in 2005. Excluding the impact of the turnaround, operating costs were $24.50 per processed barrel for 2006 compared to $22.06 per processed barrel for the prior year period. However, unit operating costs per processed barrel in 2006 are impacted by lower annual production rates compared to the prior year period.

Higher unit operating costs in 2006 were largely due to higher input costs for materials and supplies in an escalating commodity price environment, offset in part by lower natural gas costs during 2006 compared to the previous year. On a unit basis, natural gas costs were $4.07 per processed barrel compared to $5.04 per processed barrel in 2005. This 19 per cent decrease is consistent with the 18 per cent decrease in the market price for natural gas over the same time periods, indicating a similar gas intensity for the Project over the last several years. Unit operating costs in 2006 were also impacted by repair costs and associated lost production stemming from a tear in the conveyor belt at the Mine in the first quarter.

Operating costs, on both an absolute basis and on a per unit basis, were impacted significantly by the first full turnaround of the Project in 2006. This process extended for a period of 56 days during the second quarter and, for a large part of that time, little or no production was recorded. Turnaround activities added $3.88 per processed barrel in 2006. Given that the cost structure of the operation is predominantly fixed, many of the costs incurred when the Project is in full operation continued during the turnaround. As a result, operating costs per unit increased substantially in 2006 and a comparison to the prior year period is not meaningful. For accounting purposes, Western has expensed all of the costs associated with the turnaround, whereas other oil sands producers capitalize certain components of turnaround costs and amortize them over the period to the next turnaround. Western’s share of the turnaround costs was $40.2 million. The turnaround proved to be more costly and longer in duration than originally budgeted due to additional maintenance and repair work at the Upgrader in order to

35

remove large amounts of coke from the reactor vessels. Consequently, the Project was delayed in returning to full production. Operating costs returned to expected levels towards the latter part of 2006. Following the turnaround, operating costs were $20.38 per processed barrel over the last two quarters of the year on a bitumen production base of slightly more than 34,000 barrels per day net to Western over this time period.

Western believes its operating costs are impacted somewhat by longer-term WTI prices and associated energy costs. In 2006, WTI averaged US$66.22 per barrel compared to US$56.56 per barrel for 2005 which resulted in upward pressure on certain cost components as suppliers of these components and services themselves experienced higher cost structures largely due to higher energy costs and other commodity prices. Ultimately, this contributed to a higher cost structure for oil sands operations. Despite the upward pressures on operating costs in a rising commodity cycle, unit operating costs typically decline over time as the technological and engineering challenges are addressed and resolved and as production optimization initiatives are completed. Production optimization activities requiring relatively modest amounts of capital are planned to continue over the life of the Project at both the Mine and the Upgrader in order to increase throughput and/or reduce absolute costs. Production at the Mine has more consistently met or exceeded 200,000 barrels per day on a stream basis which demonstrates the effectiveness of our production optimization activities. Ongoing efforts with respect to these activities should result in sustained upstream calendar day production of approximately 200,000 barrels per day by 2009. Corresponding initiatives at the Upgrader are planned to be undertaken to process this higher level of production as well as improving product quality.

Western recognizes that operating costs are a key metric among companies active in the mineable oil sands industry; however, oil sands producers have different cost structures and accounting treatments that require careful analysis to make meaningful comparisons. Western, for example, includes the cost of transporting processed bitumen from Fort McMurray to Edmonton as part of its overall operating costs, whereas other industry players either do not have this cost category or net these transportation costs from oil sands revenue. Nevertheless, all companies active in the energy industry are coming to terms with the higher commodity price environment and associated increased costs for materials, supplies and natural gas. While the entire industry’s cost structure has shifted upwards, the Joint Venture will continue to evaluate all methods to control and reduce its costs. As the majority of the AOSP’s operating costs are fixed, to the extent the Project can maintain and increase production, total unit operating costs should decrease as the costs are distributed over a growing production base. We believe the AOSP has the potential to be one of the lowest cost producers of all the Canadian oil sands mining projects.

OPERATING COSTS

($ thousands, except as indicated)	2006	2005

Operating Expenses for Bitumen Sold
Operating Expense – Income Statement	246,164	250,389
Operating Expense – Expensed in Purchased Feedstocks	7,765	11,704
Turnaround Costs – Income Statement	40,161	—
Total Operating Expenses for Bitumen Sold	294,090	262,093

Sales (barrels per day)
Total Synthetic Crude Sales	37,326	42,534
Purchased Upgrader Blendstocks	8,932	9,979
Synthetic Crude Sales Excluding Blendstocks	28,394	32,555

Operating Expenses per Processed Barrel ($/bbl) (1)	28.38	22.06

Operating Expenses per Processed Barrel Excluding Turnaround Costs ($/bbl) (2)	24.50	22.06

(1)       Operating expenses per processed barrel ($/bbl) are calculated as total operating expenses for bitumen sold divided by synthetic crude sales excluding blendstocks. This calculation recognizes that, intrinsic in the Project’s operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

(2)       Operating expenses per processed barrel excluding the effects of the turnaround, taken by total operating expenses for bitumen sold, less turnaround expenses divided by synthetic crude sales excluding blend stocks.

36

Operating Netbacks

Western’s 2006 operating netback was $33.84 per dry bitumen barrel produced, down from $38.32 per dry bitumen barrel produced (excluding hedges) in the prior year period. This decrease is largely due to the $40.2 million incurred for the turnaround in the second quarter as well as the costs associated with replacing the conveyor belt during the first quarter of 2006. The netback for 2006, however, was considerably higher than the netback achieved in 2004 and 2003 due to the significant increase in underlying crude oil prices over these time periods. Netbacks in the second half of 2006 improved substantially, with a netback of $45.77 per dry bitumen barrel produced in the third quarter and $37.12 per dry bitumen barrel produced in the fourth quarter. The decrease in the operating netback was partially offset by the narrowing of the heavy oil differential from the prior year period as additional markets for Canadian heavy oil are opening in the United States through existing pipeline reversals, together with refineries reconfiguring their assets to process a larger portion of heavy oil to capitalize on the heavy crude oil differential.

Royalties

Royalties were $4.1 million or $0.40 per barrel of bitumen in 2006 compared to $4.0 million or $0.34 per barrel in 2005. Higher gross royalties are the result of higher deemed bitumen prices for 2006 which serve as the basis for the royalty calculation, partially offset by reduced production during 2006 due to the turnaround. Initially, royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the AOSP, together with a return on capital equal to the Government of Canada’s federal long-term bond rate. After full capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced.

During 2006, Western announced its participation in Expansion 1 of the AOSP and we fully expect to participate in subsequent mining expansions of the AOSP. As such, Western assumes that additional capital incurred to construct future expansions will be added to the capital base for royalty purposes, extending our royalty horizon in the absence of any legislative amendments to the royalty regime. At current commodity prices, Western does not anticipate conversion to the 25 per cent of net bitumen revenues for the next several years. The move to the higher royalty rate may be accelerated or postponed depending on future crude oil prices, foreign exchange rates and the timing and inclusion of capital expenditures and the Alberta government’s treatment of bitumen extraction expansion efforts.

Corporate Results

Research and Business Development

A portion of Western’s annual budget is directed to research and business development activities. These activities include: research and development efforts with the objective of identifying ways to add value to our existing assets; the addition of internal technical capabilities in order to evaluate opportunities as they arise either through the Joint Venture or independently; and finally, as part of our long-term strategy, plans to expand our organizational capabilities to evaluate opportunities related to downstream integration. A portion of these expenditures also relate to WesternZagros’ initiative in Kurdistan. Western incurred $34.9 million for research and business development in 2006 (2005 – $10.7 million), of which $22.4 million (2005 – $5 million) relates specifically to AOSP-related research projects. The majority of the balance of $12.5 million is related Western-led research activities related to oil sand extraction and recovery methodologies, increased administrative costs associated with building the organizational capabilities to assess in-situ opportunities, downstream integration strategies and initiatives and costs related to progressing the negotiation of our EPSA in Kurdistan.

37

INTEREST COVERAGE (times)	DEBT PER BOE (Proved plus Probable) (times)

Includes Expansion 1 reserves which have not been developed. Western’s estimated remaining capital cost for Expansion 1 is approximately $2.0 billion.

INTEREST EXPENSE PER BARREL PRODUCED ($ per bbl)

38

General and Administrative Expenses

General and administrative expenses (“G&A”) were $28.5 million in 2006 compared to $14.5 million in the prior period. Of this amount, $12.1 million (2005 – $3.1 million) relates to stock-based compensation. Net of stock-based compensation, G&A expenses were $16.4 million compared to $11.4 million in 2005. The increase from the prior year period is largely a function of higher office rent and increased salaries and benefits stemming from a near doubling in the number of employees in 2006. It also reflects additional professional costs incurred during 2006 due to increased public company compliance requirements compared to 2005.

Insurance Expenses

Insurance expenses were $11.5 million in 2006 compared to $8.0 million in 2005. Western maintains insurance policies covering property damage, business interruption, commercial general liability, directors and officers liability, in addition to various corporate policies. Insurance expense is higher in 2006 compared to the previous year due to an increase in coverage associated with Western’s business interruption policy. Western’s insurance placement strategy is to obtain sufficient coverage on business interruption to ensure sufficient cash flow is received after a major loss. As such, when underlying commodity prices increase, this desired level of coverage is more costly. Another factor impacting the cost of the business interruption policy is worldwide loss events which cause insurance carriers to re-adjust premiums charged on such policies. These factors were partially offset by the strengthening of the US/Cdn exchange rate as these premiums are paid in US dollars. There were no material reductions in coverage compared to the prior year. Indeed, additional coverages are being secured both on a Joint Venture basis relating to the construction and start-up of Expansion 1, together with policies relating to Western’s operation of an in-situ project. As such, Western anticipates insurance costs to increase as these operations grow.

Interest Expense

During 2006, total interest charges decreased by $5.4 million, or nine per cent, to $52.8 million compared to $58.2 million in 2005. Of the total interest charges in 2006, $2.8 million relating to Expansion 1 was capitalized. Capitalized interest will increase in the future to the extent that we employ debt financing to fund our share of the capital costs of Expansion 1. Capitalized interest will continue to be recorded until the assets associated with Expansion 1 begin commercial operations. This is consistent with the treatment of interest charges associated during the construction of the base Project. Of the remaining $50.0 million in interest charges recorded on our income statement, $43.4 million is related to interest charges on debt obligations (2005 – $54.3 million), $2.8 million (2005 – $2.6 million) to capital lease obligations and $3.8 million (2005 – $1.3 million) to option premium liability. The option premium liability relates to Western’s strategic crude oil risk management program implemented in the third quarter of 2005 and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

Western’s debt obligations include US$450 million of Senior Secured Notes and a $340 million Revolving Credit Facility. Western’s average interest rate decreased marginally from 2005. This decrease is due to two factors: the strengthening of the US/Cdn exchange rate as interest payments on our US$450 million denominated debt are recorded in Canadian dollars for financial reporting purposes and lower interest rates on amounts drawn under the Revolving Facility resulting from amendments executed in the fourth quarter of 2005. These positive factors were partially offset by interest charges on larger drawn amounts under the Revolving Facility. The Notes bear interest at 8.375 per cent and are not callable before their maturity date of May 1, 2012. Western’s ability to meet fixed debt servicing costs continues to improve which can be measured by the interest coverage ratio. This ratio has improved to a factor over five times in 2006 from under one time in 2003, a seven-fold increase with no material deterioration in this ratio in a full turnaround year. As we begin to fund our share of the capital costs of Expansion 1, and to the extent that debt facilities are used to finance this expansion, ratios such as interest coverage

39

may fall from present levels; however, we intend to manage these levels to ensure our continued participation in Expansion 1 and other AOSP or Western-driven growth initiatives. Interest expense on a per barrel basis also decreased substantially due to the addition of reserves associated with Expansion 1 from previous years. We anticipate this ratio to increase somewhat as debt is placed on the balance sheet to fund our share of Expansion 1. Western believes all of its key growth initiatives can be supported by its financial performance and its ability to access capital markets.

The following table summarizes our interest expense and average cost of debt for the past two fiscal years.

INTEREST AND LONG-TERM DEBT FINANCING

($ thousands, except as indicated)	2006	2005

Interest Expense
Interest Expense on Long-term Debt	46,190	54,324
Interest on Obligations under Capital Lease	2,823	2,562
Interest on Option Premium Liability	3,799	1,279
Total Financing Charges	52,812	58,165

Long-term Debt Financing
US$450 Million Senior Secured Notes (1)	524,385	524,655
Revolving and Senior Credit Facilities	77,000	41,000
Total Long-term Debt	601,385	565,655

Average Long-term Debt Level	583,520	661,638
Average Cost of Long-term Debt (2)	7.92%	8.21%

(1)       Under Canadian GAAP, the Senior Secured Notes are recorded in Canadian dollars at exchange rates in effect at each balance sheet date. Unrealized foreign exchange gains or losses are then included on the Consolidated Statement of Operations.

(2)       Calculated by dividing the interest expense on long-term debt by the average long-term debt balance outstanding during the year.

Depreciation, Depletion and Amortization

In 2006, Western recorded $61.6 million as depreciation, depletion and amortization expense compared to $50.7 million in 2005. This 21 per cent increase is primarily the result of two separate decisions to write-off early stage pilot projects. At the Joint Venture level, Western had a $9.4 million write-off relating to certain AOSP production optimization and profitability projects in the pre-feasibility stage (predominantly at the Mine) that were discontinued as future benefits were not conclusive. An additional write-off of $5.6 million occurred as a result of oil sands activities that Western independently pursued and, due to technical reasons, elected not to continue. Depletion is calculated on a unit of production basis for Western’s share of Project capital costs, while previously deferred financing charges are amortized on a straight-line basis over the remaining life of the debt facilities. The increase for 2006 is partially offset by the 14 per cent decrease in production in 2006 versus 2005 as a result of the turnaround in the second quarter of 2006.

DEPRECIATION, DEPLETION AND AMORTIZATION

	2006		2005
Year ended December 31	($ thousands)	$/bbl	($ thousands)	$/bbl

Depreciation and Depletion	44,022	4.39	48,206	4.13
Accelerated Depreciation and Depletion	14,979	1.49	—	—
Amortization	2,559	0.25	2,532	0.22
Total Depreciation, Depletion and Amortization	61,560	6.13	50,738	4.35

40

Foreign Exchange

In 2006, WTI averaged US$66.22 per barrel compared to US$56.56 per barrel in 2005, representing a 17 per cent increase. This increase in WTI is one factor, out of many, that may have contributed to the strengthening in the Canadian dollar relative to the US dollar. For Western, the negative impact of the foreign exchange rate increase on revenue was somewhat offset by lower interest costs expressed in Canadian dollars on our US dollar denominated Senior Secured Notes and a reduced liability (as measured in Canadian dollars) associated with this debt. In 2006, we recorded an unrealized foreign exchange gain of $0.2 million compared to a gain of $17.8million in 2005 relating to the conversion of the Senior Secured Notes and option premium liability to Canadian dollars. As reference points, the noon-day closing foreign exchange rate on December 31, 2006 was $0.8581 US/Cdn compared to $0.8577 US/Cdn on December 31, 2005. In terms of average noon-day rates for the respective periods, fiscal 2006 was $0.8817 US/Cdn compared to $0.8254 US/Cdn for fiscal 2005.

Income Taxes

Western has significant tax pools totalling $1.4 billion that were accumulated in conjunction with our 20 per cent share of the construction costs for the Muskeg River Mine and Extraction Plant and the Scotford Upgrader. These tax pools will be used to offset future taxable income and extend the time horizon before Western pays cash taxes.

As at December 31, 2006, Western recorded a future income tax liability of $73.1 million compared to $56.4 million at December 31, 2005. Western recognized approximately $16.7 million of future income tax expense during the year as we experienced profitable operations despite the nearly two-month turnaround. During 2006, no amounts were expensed for the Large Corporation Tax (2005 – $3.0 million) as this tax was eliminated in early 2006 by the federal government. No other current taxes are payable and our cash tax horizon is not expected to occur for several years as additional capital incurred for the construction of Expansion 1 contributes to the existing tax pools, thereby offsetting taxable income in future years beyond which current pools would cover.

TAX POOLS

December 31 ($ thousands)	2006	2005

Canadian Exploration Expense	109,623	89,140
Canadian Development Expense	39,994	23,657
Cumulative Eligible Capital	7,370	7,925
Capital Cost Allowance	175,892	126,001
Accelerated Capital Cost Allowance	1,085,421	1,090,155
Total Depreciable Tax Pools	1,418,300	1,336,878
Loss Carry Forwards	9,055	14,000
Financing and Share Issue Costs	3,902	9,596
Total Tax Pools	1,431,257	1,360,474

Net Earnings

Net earnings were $63.4 million ($0.39 per share) in 2006 compared to $149.4 million ($0.93 per share) in 2005. This year-over-year decrease is in large part due to the full turnaround completed during 2006, together with a $72.1 million unrealized risk management loss ($49.9 million after tax) associated with marking to market Western’s strategic crude oil hedging program for 2007 through to 2009 compared to an unrealized risk management gain of $13.5 million in 2005 ($8.9 million after tax). Earnings for the year reflect $0.3 million of unrealized foreign exchange gains on our US$450 million Senior Secured Notes and option premium liability, a $72.1 million unrealized loss on risk management activities and a future income tax expense of $16.7 million. Earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement

41

UNREALIZED FOREIGN EXCHANGE GAIN/LOSS	EBITDAX EXCLUDING HEDGES ($ millions)

42

obligation, foreign exchange gains and risk management gains were $276.9 million. Cash flow from operations, before changes in non-cash working capital, was $228.4 million ($1.42 per share) in 2006 compared to $244.2 million ($1.52 per share) in 2005. Robust commodity prices, together with sustained reliable operations over the course of the year, excluding the effects of the full turnaround, resulted in substantial EBITDAX which was predominantly used to assist in the funding of early stage capital for Expansion 1.

NET EARNINGS

December 31 ($ thousands)	2006	2005	2004

Net Earnings	63,370	149,449	19,452
After Tax Impact of:
Unrealized Risk Management (Gain)/Loss	49,927	(8,928)	—
Unrealized Foreign Exchange Gain	(181)	(14,810)	(33,243)
Net Earnings (Loss) Excluding Unrealized (Gain) Loss	113,116	125,711	(13,791)

Net Earnings (Loss) Excluding Unrealized (Gain) Loss Per Share ($)
Basic	0.70	0.78	(0.09)
Diluted	0.69	0.77	(0.09)

Reconciliation: Net Earnings to EBITDAX

The following table provides the reconciliation between net earnings attributable to common shareholders, cash flow from operations (before changes in non-cash working capital) and EBITDAX:

December 31 (thousands)	2006	2005	2004

Net Earnings Attributable to Common Shareholders	63,370	149,449	19,452
Add (Deduct):
Depreciation, Depletion and Amortization	61,560	50,738	44,515
Accretion on Asset Retirement Obligation	1,256	562	471
Stock-based Compensation	12,083	3,149	967
Impairment of Long-lived Assets	—	—	4,733
Unrealized Foreign Exchange Gain	(212)	(17,803)	(39,960)
Unrealized Risk Management (Gain)/Loss	72,118	(13,450)	—
Future Income Tax Expense (Recovery)	16,668	70,956	(7,104)
Interest Expense on Option Premium Liability	3,801	1,278	—
Cash Settlement on Asset Retirement Obligations	(91)	(52)	—
Cash Settlement on Performance Share Units	(2,104)	(596)	(30)
Cash Flow From Operations, Before Changes in Non-Cash Working Capital	228,449	244,231	23,044
Add (Deduct):
Interest (excluding interest on Option Premium Liability)	46,216	56,887	61,154
Realized Foreign Exchange Loss	163	2,242	1,610
Current Taxes (Recovery)	(107)	3,000	1,749
Cash Settlement on Asset Retirement Obligations	91	52	—
Cash Settlement on Performance Share Units	2,104	596	30
EBITDAX	276,916	307,008	87,587

Please refer to page 56 for a discussion of Non-GAAP financial measures.

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Quarterly Information

The following table summarizes key financial information on a quarterly basis for the last two fiscal years.

QUARTERLY INFORMATION

($ millions, except per share amounts)	Q1	Q2	Q3	Q4	Total

2006
Net Revenue	139.2	95.6	206.2	189.0	630.0
Capital Expenditures, Net	35.3	55.8	96.4	113.7	301.3
Long-term Debt	525.2	532.8	546.9	601.4	601.4
Cash Flow from Operations (1)	47.8	(20.8)	110.5	91.1	228.4
Cash Flow per Share (2)(5)	0.30	(0.13)	0.69	0.57	1.42
Earnings (Loss) Attributable to Common Shareholders (3)(4)(7)	(24.8)	(23.0)	84.4	26.8	63.4
Earnings (Loss) per Share
Basic (3)(7)	(0.15)	(0.14)	0.52	0.17	0.39
Diluted (3)(7)	(0.15)	(0.14)	0.52	0.16	0.39

2005
Net Revenue	91.7	148.2	185.7	165.8	591.4
Capital Expenditures, Net	17.5	(12.9)	16.0	26.2	46.8
Long-term Debt	777.3	755.5	597.5	565.7	565.7
Cash Flow from Operations (1)	10.8	68.0	95.0	70.4	244.2
Cash Flow per Share (2)(5)(6)	0.07	0.42	0.59	0.44	1.52
Earnings (Loss) Attributable to Common Shareholders	(1.9)	28.7	79.3	43.3	149.4
Earnings (Loss) per Share
Basic (6)	(0.01)	0.18	0.50	0.27	0.93
Diluted (6)	(0.01)	0.18	0.49	0.27	0.92

(1)       Cash flow from operations is expressed before changes in non-cash working capital.

(2)       Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

(3)       Includes unrealized foreign exchange gains(losses) on US$450 million Senior Secured Notes and Option Premium Liability: (Q1 – ($0.6) million, Q2 – $27.3 million, Q3 – ($0.1) million, Q4 – ($26.3) million).

(4)       Includes unrealized risk management gains/(loss) on strategic crude oil program (Q1 – ($67.7) million, Q2 – ($44.5) million, Q3 – $33.3 million, Q4 – $6.8 million)

(5)       Please refer to page 56 for a discussion of Non-GAAP financial measures.

(6)       Per share amounts for the first quarter 2005 have been restated to reflect 3:1 share split effective May 30, 2005.

(7)       2006 quarterly net earnings (loss) and earnings per share amounts have been restated to reflect accounting treatment change to stock-based compensation.

(8)       Total amounts may not add due to rounding.

Liquidity and Financial Position

Western maintained a strong financial position in 2006, largely due to robust commodity prices during the majority of the year, combined with strong production in the months following the turnaround. It is important to note that this credit profile was maintained after considering the full impact of the plant turnaround, where little or no production was recorded for a portion of the second quarter, and while operating and capital costs of the business continued during this period. This financial position provides us with a solid foundation to finance our share of the capital costs associated with Expansion 1, while maintaining the base Project.

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During 2006, Western’s capital costs of $301.3 million were funded primarily through cash flow from operations of $228.4 million. The balance was funded by $36 million of incremental borrowings under the Revolving Credit Facility and working capital. Total amounts drawn under the Revolving Credit Facility were $77 million at year-end. At December 31, 2006, Western had $253 million in unused working capital capacity. A key barometer of the financial strength of a company is its debt to total capitalization ratio. For Western, this ratio has continued to improve from a high of 66 per cent in 2003 to 48 per cent in 2006. This level provides the basis for additional borrowings, should Western elect to do so, to fund upcoming capital initiatives including Expansion 1 of the AOSP and activities related to in-situ evaluation.

Western implemented a strategic crude oil risk management program in the third quarter of 2005 which establishes a weighted average floor price of US$52.42 on 20,000 barrels per day of production from 2007 through to 2009. This program provides greater cash flow certainty during those years where significant AOSP capital expenditures for Expansion 1 are expected. Incremental debt may be required to fund future expansion phases and other initiatives as they arise. Throughout these expansion efforts, we expect to maintain a fiscally prudent capital structure which employs both debt and potentially equity capital should the need arise. Western’s view is that it is well positioned to fund its share of the AOSP Expansion 1, together with future upstream expansions of the AOSP, while at the same time be in a position to finance growth associated with Western’s in-situ development, downstream initiative and Kurdistan opportunity.

Debt Financing

In 2006, Western maintained its US$450 million of Senior Secured Notes as they are non-callable with a maturity of May 1, 2012. We were also successful in amending our Revolving Credit Facility in May 2006. This amendment altered the nature of some of the covenants in the underlying credit agreement to facilitate the development of Western’s key strategic initiatives. We did not increase the capacity of our Revolving Facility in 2006; however, the size of the current Facility is a function of the present value of our share of reserves from the AOSP. Under Western’s current debt capital structure, all bank borrowings rank in priority to the holders of Western’s US$450 million Notes. Based on the reserve evaluation as at December 31, 2006, Western has full access to the $340 million limit under the Revolving Facility. Western anticipates it can fund the capital costs associated with the AOSP Expansion 1 through a combination of cash flow from operations and incremental borrowings and is actively evaluating various debt structures to accomplish this objective.

Western benefited from the pricing amendment finalized in the fourth quarter of 2005 as underlying interest rates softened and Western carried minimal balances throughout the course of 2006. Western currently pays nil to 225 basis points over the bank’s prime lending rate, bankers acceptances or US Libor notes, as applicable, on amounts drawn under the Revolving Facility. At December 31, 2006, $77 million (December 31, 2005 – $41 million) had been drawn on this facility with $253 million in unused working capital capacity. Additionally, as at December 31, 2006, letters of credit issued in the amount of $9.6 million (December 31, 2005 – $8.9 million) were outstanding under the Revolving Credit Facility.

Equity Financing

Cash flow from operations, together with a modest increase in the Revolving Facility, was sufficient to fund the capital expenditures and working capital commitments during 2006. Western will continue to assess all forms of financing vehicles to ensure our capital structure leverages off the existing asset base in a prudent manner as we pursue an independent downstream integration opportunity for our share of bitumen production beyond Expansion 1, including both mineable and in-situ volumes.

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DEBT/BOOK CAPITALIZATION

(%)

SHARE PRICE AND VOLUME

SHARE PRICE PERFORMANCE VS. INDICES

($)

							6-Year
							Compounded
Rate of Return	2001	2002	2003	2004	2005	2006	Rate of Return
	27%	27%	22%	42%	99%	18%	37%

A $100 investment in Western made on December 31, 2000 was worth $689 at the end of December 2006.

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The share performance graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in Western’s Common Shares with the cumulative total return of the S&P/TSX Total Return Composite Index and the S&P/TSX Capped Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period. Western has significantly outperformed both indices since its inception with a compound rate of return of 37 per cent.

EQUITY CAPITAL

At December 31	2006

Issued and Outstanding:
Common Shares	161,378,399
Outstanding:
Stock Options	3,633,264
Fully Diluted Number of Shares	165,011,663

Capital Expenditures

Net capital expenditures totalled $301.3 million in 2006 compared to $46.8 million in 2005. Of this total, AOSP initiatives accounted for $251 million, including $187.4 million for Expansion 1 which includes $2.8 million in capitalized interest. Under the terms of the Joint Venture Agreement, Western is responsible for its 20 per cent share of the capital costs related to Expansion 1. Western also incurs capital expenditures related to the evaluation of in-situ leases for its operated properties as well as Chevron’s Ells River Project, both of which are included in the Joint Venture pursuant to the AMI. Capital expenditures of $15.2 million related to WesternZagros’ initiative in Kurdistan were also incurred in 2006. The AOSP, and the expansion plans associated with this asset, will continue to drive Western’s capital expenditures going forward, particularly as the AOSP embarks on its continuous construction expansion strategy.

December 31 ($ millions)	2006	2005

Project Related Capital
Profitability Capital, Production Optimization and Mobile Equipment	42.7	31.2
Growth Initiatives	184.6	14.6
Sustaining Capital	23.8	5.8
Total Project Related Capital	251.1	51.6
Kurdistan Project	15.2	9.5
In-situ Projects (Ells River and Western-operated)	25.0	0.8
Business Development and General Corporate Expenditures	3.4	3.0
Capitalized Insurance Costs	3.8	4.4
Capitalized Interest	2.8	—
Gross Capital Expenditures	301.3	69.4
Insurance Proceeds	—	(22.5)
Net Capital Expenditures	301.3	46.8

Analysis of Cash Resources

Cash balances totalled $3.1 million at the end of 2006, slightly lower than the $5.6 million as at December 31, 2005. Cash inflows included net operating cash flow of $228.4 million, drawdowns of long-term debt of $36.0 million, equity proceeds of $4.9 million from the exercise of stock options and a working capital decrease of $30.8 million. Cash outflows included capital expenditures of $301.3 million and obligations under capital leases of $1.3 million.

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2006 CAPITAL EXPENDITURES
($ millions)

2006 CASH USES AND SOURCES

($ millions)

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Modest draws under the Revolving Facility were necessary to fund Western’s share of capital expenditures during 2006. Additional capital expenditures are anticipated as construction of Expansion 1 accelerates. Western’s 2007 capital expenditure program is forecasted to be $715 million, which will be funded in part by cash flow from operations and existing bank lines. It it likely that additional sources of funding will be required to provide for any shortfall in cash requirements for 2007, as well as subsequent years leading up to the completion of Expansion 1. Western also anticipates several years of negative free cash flow, which is the difference between cash flow from operations less capital expenditures. Western will critically assess and determine the most attractive financing structures to bridge this financing gap.

Contractual Obligations and Commitments

Western has assumed various contractual obligations and commitments in the normal course of its operations. Summarized below are significant financial obligations as of February 22, 2007, and represent future cash payments required under existing contractual agreements. Western has entered into these agreements either directly or as an Owner in the Joint Venture. Feedstocks are included in the table below to comply with continuous disclosure obligations in Canada; however, Western could sell these products back to the market and eliminate any negative impact in the event of operational curtailments.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Payments Due By Period
($)	<1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total

US$450 Million Senior Secured Notes	—	—	—	524,385	524,385
Revolving Credit Facility (1)	—	—	—	77,000	77,000
Obligations Under Capital Lease	1,341	2,680	2,680	42,227	48,928
Option Premium Liability	25,971	69,775	—	—	95,426
Feedstocks	106,352	39,612	20,726	58,727	225,417
Pipelines and Utilities	33,300	78,801	86,347	558,641	757,089
Mobile Equipment Lease	5,242	32,174	8,625	—	46,041
Exploration Work	8,728	500	—	—	9,228
Total Contractual Obligations	180,434	223,542	118,378	1,260,980	1,783,334

(1)       The Revolving Credit Facility is a three-year bank facility maturing on October 31, 2009, extendible annually at the lenders’ discretion. Management considers this to be part of our long-term capital structure.

(2)       In addition, we have an obligation to fund Western’s share of the Project’s Pension Fund and have made commitments related to our risk management program: see Notes 17 and 18, respectively, of the Consolidated Financial Statements.

Insurance Claims

At the end of 2006, Western had only one large claim outstanding, namely, $200 million pursuant to our Cost Overrun and Project Delay Policy, commonly referred to as Section IV. In the second quarter of 2005, the Joint Venture was successful in settlement proceedings with the named insurers on Section III in the amount of $220 million ($44 million net to Western). To date, Western has received $19.4 million of its share of this settlement amount as certain insurers on Section III are also named insurers on Section IV, and they have withheld insurance proceeds payable to Western. Western is optimistic that it will receive the outstanding amounts upon conclusion of Section IV arbitration proceedings. Costs and premiums associated with Section III were capitalized as Western was pre-commercial operations at that time and, as such, amounts received pursuant to this settlement were reported as a reduction in capital assets. Similar to Section III, there are amounts being withheld by certain insurers relating to the January 6, 2003 physical property damage claim, commonly referred to as Section I. To date, Western has received $16.1 million on this claim, with $19.4 million outstanding.

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Arbitration proceedings under the terms of Section IV of Western’s Cost Overrun and Project Delay insurance policy continue with formal hearings expected to commence during 2007. A judgement is expected subsequent to this process, although Western makes no representations as to the timing or results of this arbitration. In preparation of the arbitration process, several examinations for discovery have been conducted with key individuals over the last several months. In order to preserve Western’s rights regarding this policy, Western filed insurance claims for the full limit of the policy, namely $200 million, and Western will also be seeking interest and punitive and aggravated damages.

Due to the proceedings with Section IV, amounts that were previously settled at the Joint Venture level, but where common carriers exist on Western’s proprietary policy, have not yet been paid to our pro rata share. With the addition of Section 1 (fire and freeze damage), Section III (Joint Venture delay and start-up) and Section IV, Western has a total of $244 million ($1.52 per share) outstanding in insurance claims. Other than amounts collected up to December 31, 2006, no outstanding amounts are recorded in Western’s financial statements nor are they included in any of our financing strategies.

Flow-through Shares

In connection with the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. Commencing in the latter part of the year, discussions were held between the AOSP and the Canada Revenue Agency (“CRA”) regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. If the CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western’s obligations under the indemnity provisions in the subscription agreements and in turn, will impact Western’s reported results. The subscription agreements for such flow-through shares stipulate that Western has indemnified subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada).

Fourth Quarter 2006

The completion of the first full turnaround at both the Mine and the Upgrader in the second quarter of 2006 set the stage for strong production in the latter half of 2006. Fourth quarter production averaged 35,500 barrels per day net to Western, representing the second consecutive quarter of significant production volumes. Production in the fourth quarter nearly eclipsed the record set in the third quarter of 2005, where production averaged 35,600 barrels per day net to Western.

During the fourth quarter, cash flow from operations of $91.1 million financed virtually all the capital expenditures during the quarter; however, both underlying crude prices and heavy crude oil differentials contributed to lower overall price realizations. Crude oil averaged US$60.21 per barrel, considerably lower than the average crude prices experienced in the prior three quarters. The crude oil heavy differential widened to approximately 35 per cent of WTI compared to the prior two quarters, where observed differentials approximated 26 per cent to 28 per cent of WTI. As underlying crude oil prices decline, there is a corresponding decrease in Western’s cash flow and profitability since Western’s revenues are sensitive to fluctuations in crude oil prices.

A weakening of the US/Cdn exchange rate, which results in more Canadian funds received on US denominated crude sales, partially offset the negative impacts of the changes in crude oil prices and the heavy oil differential. The average exchange rate for the fourth quarter was US/Cdn$0.8778 compared to US/Cdn$0.8919 for the third quarter of 2006. Due to these factors, Western’s sales price realizations totalled $55.08 per barrel in the fourth quarter compared to $67.42 per barrel for the third quarter. In the fourth quarter of 2006, operating

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costs were reduced to $20.12 per processed barrel compared to $22.38 per processed barrel in the third quarter. This reduction in per unit costs is largely the result of increased production in the fourth quarter compared to the previous quarter which provides greater economies of scale, partially offset by a six per cent increase in underlying natural gas prices in the fourth quarter. AECO gas closing settlement prices averaged $6.44 Cdn/mcf for the fourth quarter compared to $6.10 Cdn/mcf for the third quarter.

Outlook for 2007

Western cautions readers and prospective investors of our securities not to place undue reliance on forward-looking information as by its nature, this information is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks surrounding the level and timing of capital expenditures required to fulfill the Project’s growth strategy; risks of securing adequate and timely downstream solutions for future volumes; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project’s optimization or expansion strategy; risk that the other Joint Venture Owners may not meet their obligations to the Project, expansions thereof or related agreements with Western; risk that the other Joint Venture Owners may not agree with Western on matters relating to the Project including Expansion 1; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risk of changes in governmental regulation that could affect the viability of the Project; risks surrounding major interruptions in operational performance together with adequacy and timeliness of insurance coverage thereto; risks associated with political and regulatory instability in Kurdistan; risks associated with ratification of the EPSA including the possibility of changes to its terms; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad.

For 2007, Western remains focused on its key initiatives: the AOSP and the execution of Expansion 1; in-situ evaluation and development of both Western’s in-situ leases and the Chevron-operated Ells River Project; evaluating and identifying downstream integration opportunities; and supporting WesternZagros as it pursues its initiative in Kurdistan.

Western’s 2007 capital budget is $715 million, $655 million of which relates directly to the AOSP, $35 million is budgeted for in-situ exploration and development for both Chevron’s and Western’s in-situ leases, $20 million is directed to WesternZagros’ initiative in Kurdistan and $5 million is allocated to other corporate capital items. Of the total budget, $555 million or 78 per cent is allocated to Expansion 1 of the AOSP. Capital expenditures relating to Expansion 1 are expected to continue to grow over the next couple of years as development efforts accelerate. Western anticipates its share of production from the AOSP to average approximately 33,000 to 35,000 barrels per day in 2007. Western is evaluating capitalization strategies and structures in order to fund our share of forecasted capital expenditures which, for AOSP Expansion 1, is anticipated to be comprised solely of cash flow from operations together with incremental borrowings. If commodity prices continue to weaken as observed in the early part of 2007, Western’s strategic hedging program implemented in fall of 2005 provides

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downside protection on the majority of our 2007 production and maintains a base level of cash flow. This program is monitored on an ongoing basis to ensure its specific components continue to achieve the overall objectives.

Western anticipates research and business development expenses to be approximately $67 million in 2007, with 52 per cent of this amount dedicated to projects at the Joint Venture level. The balance is earmarked for technology efforts which may benefit mining and in-situ extraction and recovery techniques, assessments and reviews associated with identifying a downstream opportunity for Western’s share of bitumen production, in-situ development and corporate administrative expenses stemming from efforts in Kurdistan.

In 2007, Western will continue to pursue downstream integration opportunities to maximize value from its growing oil sands resources and undeveloped acreage position. Related to these initiatives, Western intends to explore and pursue alternatives that enhance the full value of our assets and future growth potential. This may result in an acquisition or sale of assets, merger or other corporate transaction. Western’s advisors, Goldman, Sachs & Co. and TD Securities Inc. will be assisting in these activities which may involve contacting third parties. There can be no assurances that any of these activities will result in the consummation of an agreement or transaction or result in any change to Western’s current ongoing business strategy.

Future Expansions

Subsequent to year end, on January 24, 2007, Western announced future growth plans for the AOSP with proposed permit applications that would enable production from Expansions 3 through 5 of the Project. These plans would see mineable production increasing to approximately 770,000 barrels per day or 154,000 barrels per day net to Western. These volumes, together with anticipated production of in excess of 50,000 barrels per day from in-situ development would increase Western’s share of total bitumen production to more than 200,000 barrels per day over the next 15 to 20 years. We also see potential for mining expansions, beyond Expansion 5, based on the resource potential of the unevaluated leases associated with the AOSP.

Seeking early stakeholder and regulator support is fundamental to the AOSP’s growth strategy. The public disclosure documents were issued in order to start the process of the AOSP’s next phase of oil sands development, including the proposed Jackpine Mine Expansion, and an additional mine, called Pierre River Mine, on the west side of the Athabasca River. The AOSP’s growth strategy includes the approved Muskeg River Mine permit at 270,000 barrels per day and the approved Jackpine Mine permit at 200,000 barrels per day. The Jackpine Mine Expansion is a proposed expansion of the Jackpine Mine to 300,000 barrels per day, representing Expansions 1 through 3. The Pierre River Mine represents Expansions 4 and 5, initially on Leases 9 and 17. Actual timing for these expansion projects will depend on market conditions, key economic indicators, the ability to meet sustainable development criteria and the outcome of the regulatory process.

Risk and Success Factors Relating to Western

Western faces a number of risks that we need to manage in conducting our business affairs. The following discussion identifies some of our key areas of exposure and, where applicable, sets forth measures undertaken to reduce or mitigate these exposures. A complete discussion of risk factors that may impact our business is provided in our Annual Information Form.

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Financial Risks

The following table details the sensitivities of Western’s cash flow and net earnings per share to certain relevant operating factors of the Project for 2007.

SENSITIVITY ANALYSIS

			Basic		Normalized
			Cash Flow	Cash Flow	Earnings	Earnings
Variable	Base Case	Variation	($ millions)	per Share ($)	($ millions)	per Share ($)

Production (bbls/d)	34,000	1,000 bbls/day	19.37	0.12	11.76	0.07
Oil Prices	$60.00	US$1.00	12.02	0.07	7.55	0.05
Non-Gas Operating Costs	$16.53	$1.00/bbl	12.60	0.08	8.64	0.05
Gas Prices (1)	$7.71	$0.10/mcf	0.80	0.00	0.51	0.00
Foreign Exchange (2)	$0.87	US/Cdn $0.01	7.25	0.04	6.22	0.04

(1)       Each $1.00 per thousand cubic feet change in gas price results in a change of $0.50 per barrel in operating cost.

(2)       Excludes unrealized foreign exchange gains or losses on long-term monetary items. The impact of the Canadian dollar strengthening by US$0.01 would increase net earnings by $4.1 million based on December 31, 2006, US dollar denominated debt levels.

Western’s financial results depend on, amongst other factors, the prevailing price of crude oil and the US/Cdn currency exchange rate. Oil prices and currency exchange rates fluctuate significantly in response to supply and demand factors beyond our control, which could have an impact on future financial results. Any prolonged period of low oil prices could result in a decision by the Joint Venture Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding decrease in our future revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. In addition, because natural gas comprises a substantial part of variable operating costs, any prolonged period of high natural gas prices could negatively impact our financial results. Hedging activities could result in losses or limit the benefit of certain commodity price increases.

Western’s debt level and restrictive covenants will have an important impact on our future operations. Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance which, in turn, depends on prevailing industry and general economic conditions beyond our control. There can be no assurance that our operating performance, cash flow, and capital resources will be sufficient to repay our debt and other obligations in the future.

To mitigate Western’s exposure to these financial risks and provide a stable financial footing as we enter Expansion 1 of the AOSP, we completed a strategic crude oil risk management program. The overriding objective of the risk management program was to ensure the ability to fund significant capital expenditures in the event of a precipitous drop in the crude oil price. The program itself is a series of put and call options. Western purchased puts at various levels and financed the cost of these puts, in part, by selling call options on lower volumes over the same time period. The net cost of the program was US$3.74 per put barrel. All options bought and sold were executed on a deferred basis. Hence, Western made no upfront cash payment for these options but will do so as each monthly option expires. Western deferred the options in order to properly match the underlying cash flow but, more importantly, the implicit interest rate within the deferred options pricing was lower than Western’s incremental borrowing rate. An interest expense associated with this program is a result of this deferral strategy.

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The program is summarized as follows:

	Period (calendar year)
	2007	2008	2009

Put options purchased (bbls/d)	20,000	20,000	20,000
Call options sold (bbls/d)	10,000	15,000	15,000
Average put strike price (US$/bbl)	52.50	54.25	50.50
Average call strike price (US$/bbl)	92.50	94.25	90.50

($ thousands)	2006	2005

Risk Management Asset – Beginning of Period	98,426	—
Net Premium	—	84,976
Unrealized Gain (Loss) on Risk Management Asset	(72,118)	13,450
Risk Management Asset – End of Period	26,308	98,426
Less: Current Portion	7,601	—
	18,707	98,426

Western is required to finance its share of the Project’s operating costs in light of a volatile commodity price environment and ramp-up challenges. Should insufficient cash flow be generated from operations, additional financing may be required to fund capital projects and future expansion projects. If there is a business interruption, Western may require additional financing to fund its activities until Business Interruption Insurance proceeds are received.

MARK-TO-MARKET GAIN/LOSS VERSUS WTI FORWARD CURVE

Operational and Business Risks

Western currently has only one producing asset. As such, the vast majority of our capital expenditures is directly or indirectly related to oil sands construction, development and expansion, with all of our operating cash flow derived from oil sands operations.

Western is subject to the operational risks inherent in the oil sands business. Any unplanned operational outage or slowdown can impact production levels, costs and financial results. Factors that could influence the likelihood of this include, but are not limited to, uncertainties within the ore body, extreme weather conditions and mechanical difficulties.

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Western sells its share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. Other suppliers of synthetic crude oil exist and there are several additional projects being contemplated. If undertaken and completed, these projects may result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb Western’s share of the Project’s synthetic crude oil production at economically viable prices.

As an Owner in the AOSP, Western actively participates in operational risk management programs implemented by the Joint Venture to mitigate the above risks. Western’s exposure to operational risks is also managed by maintaining appropriate levels of insurance. To that end, in October 2006, Western placed US$900 million of Property and Business Interruption Insurance, up from US$800 million in 2005 as well as US$100 million of Liability Insurance to protect our ownership interest against losses or damages to the owners’ facilities, to preserve our operating income and to protect against our risk of loss to third parties.

The Project depends on successful operation of facilities owned and operated by third parties. The Joint Venture Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

•                  Pipeline transportation is provided through the Corridor Pipeline;

•                  Electricity and steam are provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

•                  Transportation of natural gas to the Muskeg River cogeneration facility is provided by the ATCO pipeline;

•                  Hydrogen is provided to the Upgrader from the HMU and Dow Chemicals Canada Inc., or Dow; and

•                  Electricity and steam are provided to the Upgrader from the Upgrader cogeneration facility.

All of these third-party arrangements are critical to the successful operation of the Project. Disruptions related to these facilities could have an adverse impact on future financial results.

Western may be faced with competition from other industry participants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.), or higher prices for the products, equipment and services required to operate and maintain the plant. The Joint Venture has significant expansion plan, and the strong working relationships the Project has developed with the trade unions will be an important factor in its future activities. The Joint Venture’s relationship with its employees and provincial building trade unions is important to its future because poor productivity and work disruptions may adversely affect the Project – whether in construction or in operations.

In 2006, WesternZagros, a wholly-owned subsidiary of Western, announced an initiative to explore for conventional oil and gas in the Federal Region of Kurdistan, in northern Iraq. Oil and gas exploration activities have their own inherent risks. However, risks regarding this initiative are heightened due to the political and economic instability in Iraq. Agreements between the central government an the regional provinces have yet to been finalized, including the petroleum law, which results in risks related to legal, regulatory and tax environments.

Environmental Risks

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called “greenhouse gases”. The Project may be a significant producer of some greenhouse gases covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta’s Climate Change and Emissions Management Act,

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may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners’ ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

Western will be responsible for compliance with terms and conditions set forth in the Project’s environmental and regulatory approvals and all laws and regulations regarding the decommissioning and abandonment of the Project and reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent Western does not meet the minimum credit rating required under the Joint Venture Agreement, we must establish and fund a reclamation trust fund. Western currently does not hold the minimum credit rating. Even if we did hold the minimum credit rating, in the future, it may be determined that it is prudent, or be required by applicable laws or regulations, to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that such a fund is prudent or required, we may lack the financial resources to do so.

The Joint Venture Owners have established programs to monitor and report on environmental performance including reportable incidents, spills and compliance issues. In addition, comprehensive quarterly reports are prepared covering all aspects of health, safety and sustainable development on Lease 13 and the Upgrader to ensure that the Project is in compliance with all laws and regulations and that management are accountable for performance set by the Joint Venture Owners.

Non-GAAP Financial Measures

Western includes cash flow from operations per share, netback per barrel, net earnings excluding unrealized gain/(loss), net earnings excluding unrealized gain/(loss) per share and earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains (“EBITDAX”) as investors may use this information to better analyze our operating performance. Western also includes certain per barrel information, such as realized crude oil sales price and operating costs, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share, normalized net earnings, normalized net earnings per share and EBITDAX provide a better basis for evaluating its operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes, risk management gains (losses) and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund financing costs and any future capital requirements.

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Critical Accounting Estimates

Western’s critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of its financial position and operations and that require management to make judgments, assumptions and estimates in the application of Canadian GAAP. Judgments, assumptions and estimates are based on historical experience and other factors that Management believe to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. Our critical accounting policies and estimates have been reviewed and approved by our Audit Committee, in consultation with Management. We believe the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements. Our significant accounting policies can be found in note 2 to the Consolidated Financial Statements.

Property, Plant and Equipment (“PP&E”)

Western capitalizes costs specifically related to the acquisition, exploration, development and construction of the Project and other initiatives. This includes interest, which is capitalized during the construction and start-up phase for each project. Conventional crude oil and in-situ properties are accounted for in accordance with the full cost method, whereby all costs associated with the acquisition of, exploration for and the development of crude oil and in-situ reserves, including asset retirement obligations are capitalized and accumulated within cost centres on a country-by-country basis. Such costs include land acquisition, geological and geophysical activity, drilling and testing of productive and non-productive wells, carrying costs directly related to unproved properties, major development projects and administrative costs directly related to exploration and development activities.

Depletion on crude oil properties is provided over the life of proved and probable reserves on a unit of production basis and commences when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain Mine assets, which are amortized and depreciated over the life of proved and probable reserves. Reserve estimates can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate would result in increased depletion and a reduction of earnings.

PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is identified the assets are written down to the estimated fair market value. The calculation of these future cash flows are dependent on a number of estimates, which include reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future cash flows are subject to significant Management judgment.

Derivative Financial Instruments

Financial instruments that do not qualify as hedges or have not been designated as hedges under Accounting Guideline 13, are recorded using the mark-to-market method of accounting, whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. The fair values of such financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. Financial instruments that do qualify as hedges under Accounting Guideline 13, and are designated as hedges, are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

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Asset Retirement Obligation

Western recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. We determine the fair value by first estimating the expected timing and amount of cash flow, using third-party costs that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit adjusted risk free rate appropriate for Western. Any change in timing or amount of the cash flow subsequent to initial recognition results in a change in the asset and liability, which then impacts the depletion on the asset and the accretion charged on the liability. Estimating the timing and amount of third-party cash flow to settle this obligation is inherently difficult and is based on Management’s current experience.

Stock-based Compensation Plans

Western recognizes stock-based compensation as part of general and administrative expense in the Consolidated Statements of Operation for all common share options (“options”) and Performance Share Units (“PSU’s”) after January 1, 2003, with a corresponding increase in Contributed Surplus in the Consolidated Balance Sheets. The expense is based upon the fair value of the options and PSU’s determined at the grant date utilizing the Black-Scholes option pricing model and the Monte-Carlo Simulation model, respectively. Western also has a Deferred Share Unit Plan which is accounted for on a mark-to-market basis, whereby a liability and compensation expense are recorded for each period based upon the number of Deferred Share Units outstanding and the current market price of Western’s shares.

Western, as an owner of the AOSP, shares in the related costs associated with the AOSP’s stock-based compensation plans. The AOSP’s plans involve Stock Appreciation Rights which may require settlement with cash payments. The expense recognized as part of operating expense in the Consolidated Statements of Operations and as part of Accounts Payable and Accrued Liabilities in the Consolidated Balance Sheets is determined at the balance sheet date based upon the Black-Scholes option pricing model.

Income Tax

Western follows the liability method of accounting for income taxes whereby future income taxes are recognized based on the differences between the carrying values of assets and liabilities reported in the Consolidated Financial Statements and their respective tax basis. Future income tax assets and liabilities are recognized at the tax rates at which Management expects the temporary differences to reverse. Management bases this expectation on future earnings, which require estimates for reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future earnings are subject to significant Management judgment and changes.

Employee Future Benefits

Western, as an owner of the AOSP, has a defined benefit pension plan for employees of the AOSP. Costs associated to this plan are determined using the projected benefit method prorated on length of service and reflects the AOSP’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. Expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year based on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on the pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over 10 per cent of the greater of benefits obligation and the fair value of plan assets.

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Arrangements Containing a Lease

Western, through its 20 per cent ownership interest in AOSP, is party to a number of long-term third-party arrangements to provide for pipeline transportation of bitumen and upgraded products, and to provide electrical and thermal energy. With the issuance of the Emerging Issues Committee Abstract 150 (“EIC-150”), we are required to determine whether any arrangements agreed to, committed to, or modified after January 1, 2005 contain a lease that is within the scope of CICA Section 3065 “Leases”. To date, none of these long-term third-party contracts were agreed to, committed to, or modified after January 1, 2005 and, therefore, we are not required to consider whether they contain a lease that is within the scope of CICA Section 3065. However, the AOSP or Western may request modification of these agreements in the future to meet certain requirements related to the AOSP growth plans. Any modifications may result in certain of these long-term third-party arrangements being treated as capital leases, thereby, increasing both Western’s assets and liabilities on its Consolidated Balance Sheet.

Changes in Accounting Policy

Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date

For the year ending December 31, 2006, Western retroactively adopted Emerging Issues Committee Abstract 162 (“EIC-162”). EIC-162 requires the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. During 2006, the Corporation amended the stock option and performance share unit plans allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired and, accordingly, stock-based compensation expense of $3.6 million has been included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period. There is no impact to the Consolidated Financial Statements as at December 31, 2005 as no such retirement provisions existed during this period.

Non-monetary Transactions

On January 1, 2006, Western prospectively adopted CICA Handbook Section 3831, “Non-Monetary Transactions” which replaces Section 3830, “Non-Monetary Transactions”. Section 3831 establishes standards for the measurement and disclosure of non-monetary transactions. Section 3830 prescribes that exchanges of non-monetary transactions should be measured based on the fair value of the assets exchanged, while providing an exception for non-monetary exchanges in transactions which do not result in the culmination of the earnings process. Section 3831 eliminates this exception provided in Section 3830 and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. A transaction has commercial substance when the entity’s future cash flows are expected to change significantly as a result of the transaction. There is no impact on the Consolidated Financial Statements as Western did not have exchanges of non-monetary transactions after January 1, 2006 within the scope of Section 3831.

Implicit Variable Interests under AcG-15

On January 1, 2006, Western adopted Emerging Issues Committee Abstract 157 (“EIC-157”). EIC-157 requires that a reporting enterprise consider whether it holds an implicit variable interest in the Variable Interest Entity (“VIE”) or potential VIE. The determination of whether an implicit variable interest exists should also be based on whether the reporting enterprise may absorb variability on the VIE or potential VIE. The Corporation has entered into operating leases, as described in note 19(a) to the Consolidated Financial Statements, with a VIE. These operating leases as structured do not meet the criteria for consolidation by the Corporation and therefore, the adoption of this accounting policy had no impact on Western’s Consolidated Financial Statements.

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Conditional Asset Retirement Obligations

On January 1, 2006, Western retroactively adopted Emerging Issues Committee Abstract 159 (“EIC-159”). EIC-159 clarifies that the term “conditional asset retirement obligation” as used in CICA 3110, “Asset Retirement Obligations” refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated; an entity to apply expected present value technique if certain conditions exist indicating sufficient information to reasonably estimate conditional asset retirement obligation; and that a liability should be recognized initially in the period in which sufficient information becomes available to estimate a conditional asset retirement obligations fair value. There is no impact on the Consolidated Financial Statements from the retroactive adoption of EIC-159.

Future Changes in Accounting Policy

Financial Instruments

The CICA issued Section 3855, “Financial Instruments – Recognition and Measurement”, which prescribes when a financial instrument is to be recognized on the balance sheet and at what amount – sometimes using fair value, other times using cost-based measures. This Section also specifies how financial instrument gains and losses are to be presented. A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. These may include loans and notes receivable and payable, investments in debt and equity securities and derivative contracts such as forwards, swaps and options. Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the requirement to expense or use of the effective interest rate method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Western will adopt this Section on January 1, 2007 and does not expect there to be any material impact to the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Hedges

The CICA issued Section 3865, “Hedges”, which replaces the guidance formerly in Section 1650, “Foreign Currency Translation” and Accounting Guideline 13, “Hedging Relationships” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Financial Instruments – Disclosures and Presentations

The CICA issued Section 3862, “Financial Instruments – Disclosures”, which modifies the disclosure requirements of Section 3861, “Financial Instruments – Disclosures and Presentation” and Section 3863, “Financial Instruments – Presentations”, which carries forward unchanged the presentation requirements for financial instruments of Section 3861. Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the

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nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. These Sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to the accounting for financial instruments. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Comprehensive Income

The CICA issued Section 1530, “Comprehensive Income”, which established new standards for reporting the display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during the period except those resulting from investments by owners and distributions to owners. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Earlier adoption is permitted only as at the beginning of a fiscal year ending on or after December 31, 2004. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Equity

The CICA issued Section 3251, “Equity”, which replaces Section 3250, “Surplus”. It establishes standards for the presentation of equity and changes in equity during a reporting period. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 31, 2006. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Accounting Changes

The CICA issued Section 1506, “Accounting Changes”, which replaces former Section 1506. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2007. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

Determining the Variability to be Considered in Applying AcG-15

The Emerging Issues Committee issued Abstract 163, “Determining the Variability to be Considered in Applying AcG-15”, which addresses how an enterprise should determine the variability to be considered in applying AcG-15, “Consolidation of Variable Interest Entities”. This Abstract applies to all entities (including newly created entities) with which that enterprise first becomes involved, and to all entities previously required to be analyzed under AcG-15 when a reconsideration event has occurred pursuant to paragraph 11 of AcG-15, beginning the first day of the interim or annual reporting period beginning on or after January 1, 2007. Retrospective application to the date of the initial application of AcG-15, is permitted but not required. Western plans to adopt this Section on January 1, 2007 and does not expect there to be any material impact on the Consolidated Financial Statements upon adoption of the standard on January 1, 2007.

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Capital Disclosures

The CICA issued Section 1535, “Capital Disclosures”, which establishes new standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Western plans to adopt this Section on January 1, 2008 for the Consolidated Financial Statements.

Controls and Procedures

Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered, reported, processed, summarized and reported to management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions are made regarding public disclosure.

As of December 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the CEO and CFO, of the effectiveness of our disclosure controls and procedures as defined in Canada in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended. Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 to ensure that information required to be disclosed by us is accumulated and communicated to the management of Western to allow for timely decisions regarding required disclosure as specified under Canadian and U.S. securities laws.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

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There was one exclusion from our evaluation. Our 20 per cent undivided working interest in the AOSP, was excluded from our evaluation as we do not have the ability to dictate or modify this entity’s internal control over financial reporting, and we do not have the ability, in practice, to assess those controls. However, we have assessed our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results of operations in our consolidated financial statements. For further discussion of this exclusion from the scope of our evaluation see “Scope of Management’s Report on Internal Control over Financial Reporting” below.

Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management’s evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report on page 66 herein.

Scope of Management’s Evaluation of Internal Control over Financial Reporting

Western is the holder of a 20 per cent undivided interest in the AOSP and conducts the operation of the AOSP through a Joint Venture Agreement (the “Agreement”) with Chevron, the other 20 per cent interest holder, and Shell, the 60 per cent interest holder. The Agreement is structured such that Shell, as the project administrator and controller of the executive committee of the AOSP, is delegated all managerial responsibilities, including the ability to control operations, create accounts and keep internal controls over the AOSP. Shell charges us our proportionate share of the expenditures and provides us with our proportionate share of saleable synthetic crude which we market directly to third parties.

Pursuant to the Agreement, and as described below, we have the contractual right to audit Shell’s determination of our share of costs and outputs of the AOSP. During our 2006 fiscal year, our 20 per cent undivided working interest in the AOSP comprised 96 per cent of our total Property, Plant and Equipment, 100 per cent of Operating Expenses, 54 per cent of Purchased Feedstocks and Transportation, and 64 per cent of Research and Business Development Expense as at and for the year ended December 31, 2006. However, we do not have the right or ability to dictate or modify the internal control over financial reporting of the AOSP, and we do not have the ability, in practice, to evaluate those controls. Further, we are not able to influence the control environment or control evaluations of the AOSP. As a result, we have excluded the AOSP from our evaluation of internal control over financial reporting relating to the AOSP.

Pursuant to the Agreement, we have a control structure which includes, among other things, the following:

•                  the right to participate in the committee that grants the authority under which all other committees operate including the approval of the annual budget;

•                  the right to participate in the committee that reviews operations and capital spending as well as the approval of certain spending and contracts;

•                  the right to participate in quarterly accounting and audit committee meetings; and

•                  the right to participate in other committees and work groups as needed.

In addition, we have and we exercise our right to audit, on a routine basis, Shell’s determination of our share of costs as noted and outputs of the AOSP. Although these activities do not provide the ability to evaluate the internal control over financial reporting of the AOSP, the foregoing constitutes a control environment for the purposes of evaluating our internal control over financial reporting. Accordingly, despite the exclusion of the AOSP from our management’s review, our management has evaluated our internal control over financial reporting with respect to the inclusion of our share of the AOSP and its results in our consolidated financial statements.

No changes were made in our internal control over financial reporting during the year ended December31, 2006, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

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Western management’s discussion and analysis

for the year ended December 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of March 28, 2006 and should be read in conjunction with the Consolidated Financial Statements and Notes thereto. It offers Management’s analysis of our financial and operating results and contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. We caution readers and prospective investors in the Company’s securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. For a description of the risks and uncertainties facing Western, see “Outlook for 2006”.

For additional information relating to the risks and uncertainties facing Western, refer to Western’s Annual Information Form for the year ended December 31, 2005, which is available on SEDAR at www.sedar.com.

OVERVIEW

Western Oil Sands Inc. (“Western”) owns 20 per cent of the Athabasca Oil Sands Project (“AOSP”), a multi-billion dollar Joint Venture that is exploiting the recoverable bitumen reserves and resources found in oil sands deposits in the Athabasca region of Alberta, Canada. Our partners are Shell Canada Limited (“Shell”), with a 60 per cent interest, and Chevron Canada Limited (“Chevron”), which holds the remaining 20 per cent. The AOSP consists of two key facilities: the Muskeg River Mine located 70 kilometres north of Fort McMurray, Alberta, where the oil sands deposits are mined and partially upgraded; and the Scotford Upgrader outside of Edmonton, Alberta, where the bitumen is further upgraded into synthetic crude oil and delivered into the North American crude oil marketing system. The Mine and Upgrader are connected by a 493-kilometre pipeline.

At this time, Western’s 20 per cent investment in the AOSP is our most material and only operating asset. We generate revenue from the sale of our 20 per cent portion of the synthetic crude oil and other products produced at the Scotford upgrader. Approximately one-third of the volumes produced are a mixture of light, medium and heavy vacuum gas oil (“LMHVGO”) that is sold to Shell under a long-term contract for use in their adjacent refinery. In addition, our processes produce two grades of synthetic crude oil: Premium Albian Synthetic (“PAS”) and Albian Heavy Synthetic (“AHS”). Our share of these products is marketed and sold by Western to various refineries throughout North America.

Sustained higher commodity prices, together with greater than design production levels during 2005, combined to achieve record production, revenue, net income and cash flow from operations for Western. During the year, our capital expenditure program was financed entirely out of cash flow. Excess cash was applied to reduce our bank borrowings. Western applied $175 million to the repayment of bank credit facilities during the year, which resulted in a significant strengthening of our balance sheet. Our improving credit profile, combined with the implementation of a new strategic oil commodity risk management program, has put Western in a strong financial position to fund its share of the expansion efforts announced by the Joint Venture that will occur over the next several years.

During 2005, Western achieved successive quarterly production records from the second quarter through to the fourth quarter. In the fourth quarter of 2005, production averaged approximately 35,600 barrels per day (approximately 178,000 barrels per day at the Project level). Operational difficulties

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From left to right: Greg Phaneuf Treasurer David Dyck Senior Vice President, Finance and Chief Financial Officer Greg Stevenson Controller

at the Upgrader in the fourth quarter of 2004 extended into the first quarter of 2005 and impacted first quarter 2005 performance. The quarterly production rates established record annual average production of approximately 32,000 barrels per day in 2005, representing an 18 per cent increase over production volumes reported in 2004. These production rates set the stage for continued operational stability and growing profitability for the AOSP’s existing assets.

Reliability and availability of our existing AOSP facilities, together with on-time, on-budget execution of our AOSP expansion plans, is our primary focus. The objective is to take Western’s production beyond 100,000 barrels per day over the next eight to ten years. This growth strategy also includes optimizing the value of our existing world-class assets through technological enhancements. Furthermore, as Western matures and evolves as an organization, our growth strategy includes opportunistically growing our business and leveraging our strengths by taking our core competencies and skills and applying them to new business opportunities. In this regard, one of Western’s key objectives is to identify and capture large, long-life projects with significant hydrocarbon resource potential to create additional value for our shareholders.

OPERATING RESULTS

Western commenced commercial operations on June 1, 2003, which was defined by Management as attaining 50 per cent of the Project’s productive design capacity of 155,000 barrels per day, with all aspects of the facilities fully operational. Since that time, Western has recorded revenues and expenses for its share of operations from the Project. Prior to June 1, 2003, all revenues, operating costs and interest were capitalized as part of the costs of the Project, and no depreciation, depletion or amortization was expensed. Comparisons to prior years’ pre-operating information are provided in the following discussion where appropriate.

FINANCIAL PERFORMANCE

Revenue

Western achieved record gross crude oil sales revenue in fiscal 2005 totalling $910.3 million (2004 – $636.9 million), including $777.9 million (2004 – $458.5 million) from proprietary production at an average realized price of $49.91 per barrel (2004 – $34.60 per barrel). Gross revenue rose 43 per cent primarily as a result of an 18 per cent increase in production during the year, combined with a 44 per cent increase in blended price realizations. Gross revenue includes the effects of risk management activities that reduced revenue by $110.4 million (2004 – $131.4 million), and reduced the average realized price by $7.11 per barrel during 2005 (2004 – $9.92 per barrel).

Western’s crude oil sales were subject to an overall quality differential of $12.27 per barrel (2004 – $8.44 per barrel) off of the Edmonton PAR benchmark crude oil price of $69.29 per barrel in 2005. Forced operational outages at the Upgrader in the first quarter of 2005 resulted in a larger percentage of heavy crude in our overall sales mix and, since these streams receive a lower price, overall sales price realizations decreased. Sales price realizations during 2005 were also negatively impacted by a widening of the heavy oil differential to West Texas Intermediate (“WTI”) compared to 2004. The heavy oil differential to WTI widened to an average 39 per cent during 2005 compared to an average of 34 per cent in 2004, and has historically represented approximately 30 per cent of stated posted WTI prices. As the graph on page 24 indicates, Western’s sales price realizations are largely correlated to movements in WTI. Over the last two years, the only quarters where this relationship was not maintained was during the fourth quarter of 2004 and first quarter of 2005, where forced operational outages occurred, resulting in Western’s sales mix skewed to a greater proportion of heavy crude oil.

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The AOSP is actively identifying optimization initiatives to reduce the Project’s exposure to heavy oil price differentials. We have observed that the heavy oil differential to WTI tends to increase as WTI itself appreciates. If this relationship continues, we would expect heavy oil differentials to remain wide in periods of robust commodity prices. Western expects its sales price realizations to improve in 2006 largely due to the absence of any fixed-price hedges, which ended in December 2005, allowing Western to fully participate in actual crude oil prices during the upcoming year. In total, Western’s fixed price hedging program, which commenced during 2003, reduced revenue by approximately $250 million. These hedges were executed in late 2002 and

Highlights

	2005	2004	2003
Operating Data (bbls/d)
Bitumen Production	31,994	27,108	23,596
Synthetic Crude Sales	42,534	36,210	32,207
Operating Expense per Processed Barrel ($/bbl)	22.06	21.17	20.71
Financial Data ($ thousands, except as indicated)
Gross Revenue	910,330	636,911	281,093
Realized Crude Oil Sales Price – Oil Sands ($/bbl) (1) (2)	49.91	34.60	32.81
Cash Flow from Operations (3)	244,231	23,044	5,803
Cash Flow per Share – Basic ($/Share) (1) (4)	1.52	0.15	0.04
Net Earnings Attributable to Common Shareholders (6)	149,449	19,452	15,003
Net Earnings per Share ($/Share)
Basic	0.93	0.12	0.10
Diluted	0.92	0.12	0.10
EBITDAX (1) (5)	307,008	87,587	47,615
Net Capital Expenditures (7)	46,833	39,968	148,473
Total Assets	1,590,520	1,470,870	1,458,424
Long-Term Debt	565,655	662,620	860,580
Long-Term Financial Liabilities (8)	706,880	716,094	914,773
Weighted Average Shares Outstanding – Basic (Shares)	160,169,887	156,926,514	151,032,996

(1)       Please refer to page 44 for a discussion of non-GAAP financial measures.

(2)       The realized crude oil sales price is the revenue derived from the sale of Western’s share of the Project’s synthetic crude oil, net of the risk management activities, divided by the corresponding volume. Please refer to page 25 for calculation.

(3)       Cash flow from operations is expressed before changes in non-cash working capital.

(4)       Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.

(5)       Earnings before interest, taxes, depreciation, depletion, amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange and risk management as calculated on page 34.

(6)       Western has not paid cash dividends in any of the above referenced fiscal years.

(7)       Net capital expenditures are capital expenditures net of any insurance proceeds received during the period.

(8)       Long-term financial liabilities includes long-term debt, option premium liability and lease obligations. Prior years are restated to include lease obligations.

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over the course of fiscal 2003 during a significantly lower crude oil price regime. The hedging program (which locked-in a fixed WTI price on Western’s share of production from the AOSP ranging from 20,000 barrels per day down to 7,000 barrels per day at its completion in the last quarter of 2005) provided a base line level of cash flow to meet future debt servicing and working capital commitments and protected the Company from a precipitous drop in oil prices.

As detailed in the “Financial Risks” section, Western completed a separate strategic crude oil risk management program during the third quarter of 2005 covering a portion of our production from 2007 through to the end of 2009. The put/call “collar” structure employed establishes a floor price for up to two-thirds of our expected production, yet allows for participation in increasing oil prices during this period and, thereby, does not limit the upside potential related to commodity price appreciation to the same degree as the fixed-price swap contracts used previously.

Western generated net revenue of $591.4 million in 2005 compared to $321.0 million in 2004, representing an 84 per cent increase. Net revenue reflects the costs of purchased feedstocks and transportation costs downstream of Edmonton. Feedstocks are crude oil products introduced at the Upgrader. Some feedstocks are introduced into the hydrocracking/hydrotreating process and others are used as blendstock to create various qualities of synthetic crude oil products. The cost of these feedstocks depends on world oil markets and the spread between heavy and light crude oil prices.

Net Revenue

($ thousands, except as indicated)	2005	2004
Revenue
Oil Sands (1)	777,876	458,502
Marketing and Transportation	132,454	178,409
Total Revenue	910,330	636,911

Purchased Feedstocks and Transportation
Oil Sands	185,693	137,810
Marketing and Transportation	133,241	178,116
Total Purchased Feedstocks and Transportation	318,934	315,926

Net Revenue
Oil Sands (1)	592,183	320,692
Marketing and Transportation	(787)	293
Total Net Revenue	591,396	320,985

Synthetic Crude Sales (bbls/d)	42,534	36,210
Crude Oil Sales Price ($/bbl) (2)	49.91	34.60

(1)  Oil sands revenue and net revenue are presented net of Western’s hedging activities.

(2)  Realized crude oil sales price ($/bbl) is calculated as oil sands revenue less any transportation costs divided by synthetic crude sales volume. For the year ended 2005, $3.0 million (2004 – nil) had been incurred for transportation costs related to oil sands.

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Operating Costs

We believe that, to a certain extent, our operating costs are a function of longer-term WTI prices. In 2005, WTI averaged US$56.56 per barrel, which put upward pressure on certain cost components, including natural gas. Operating costs for oil sands operations typically decline over time as the technological and engineering challenges are addressed and resolved and as efficiency and effectiveness programs are completed. These efficiencies are being realized at the AOSP, and we expect to see a continued reduction in unit operating costs over the coming years; however, this may be offset by continued increases in the cost of natural gas and of basic materials and supplies caused by major demand pull in critical supply markets and variations in the ore body with respect to bitumen grade and strip ratio (ore to waste). Given our state-of-the-art technology, and what we assess as a superior ore body, we believe Western can be one of the lowest-cost producers of synthetic crude oil in the Canadian oil sands.

Western’s share of Project operating costs totalled $250.4 million in 2005 (2004 – $213.0 million). Included in this total are the costs associated with removing overburden at the Mine and transporting bitumen from the Mine to the Upgrader. On a per processed barrel of bitumen basis, unit operating costs were $22.06 per barrel based on average production of 31,994 barrels per day in 2005 compared to $21.17 per barrel based on average production of 27,108 barrels per day in 2004.

Higher unit operating costs in 2005 were largely due to increasing natural gas costs for fuel, utilities and hydrogen supply as well as higher input costs for materials and supplies in an escalating commodity price environment. Natural gas costs per unit increased 19 per cent over 2004 as a result of higher underlying gas prices. We also observed higher prices for supplies and materials and contract services as a result of the heated commodity environment, as these suppliers were themselves experiencing higher demand for their goods and services leading to higher costs. Unit operating costs in 2005 were also impacted by repair costs incurred in the first quarter, stemming from the forced operational outages that commenced in the fourth quarter of 2004 and extended into the first quarter of 2005. Unit

Operating Costs

($ thousands, except as indicated)	2005	2004
Operating Expenses for Bitumen Sold
Operating Expense – Income Statement	250,389	212,993
Operating Expense – (Inventoried)/Expensed in Purchased Feedstocks	11,704	(3,058)
Total Operating Expenses for Bitumen Sold	262,093	209,935
Sales (barrels per day)
Total Synthetic Crude Sales	42,534	36,210
Purchased Upgrader Blendstocks	9,979	9,112
Synthetic Crude Sales Excluding Blendstocks	32,555	27,098
Operating Expenses per Processed Barrel ($/bbl) (1)	22.06	21.17

(1)  Operating expenses per processed barrel ($/bbl) is calculated as total operating expenses for bitumen sold divided by synthetic crude sales excluding blendstocks. This calculation recognizes that, intrinsic in the Project’s operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

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operating costs per processed barrel of bitumen were $25.44 per barrel in the first quarter of 2005. Over the next three successive quarters, where the Project achieved record production levels, unit operating costs averaged $21.22 per processed barrel of bitumen, of which $5.10 per barrel relates to natural gas.

Operating costs are, and will continue to be, a key metric among companies active in the mineable oil sands industry. Companies that control costs will drive better financial results. Different oil sands producers have different cost structures and accounting treatments that require careful analysis to make meaningful comparisons. Western, for example, includes the cost of transporting processed bitumen from Fort McMurray to Edmonton as part of overall operating costs, whereas other industry players net these transportation costs from oil sands revenue. Western also includes in its operating costs the cost to remove the overburden in its mining operations, while some other oil sands producers capitalize such costs. Nevertheless, all companies active in the energy industry are coming to terms with the higher commodity price environment and associated increased costs for materials, supplies and natural gas. Even though the entire industry cost structure has shifted upwards, Western will continue to evaluate all methods to control and reduce its cost structure. As the majority of the AOSP’s operating costs are fixed, to the extent the Project can maintain continuous reliable operations, total unit operating costs will decrease as the costs are spread out over a greater production base.

Operating Netbacks

Despite the forced operational outages experienced in the fourth quarter of 2004 that extended into the first quarter of 2005, Western achieved a robust netback per barrel excluding commodity hedge impacts, compared to previous quarters. Heavy oil differentials widened towards the end of the year and, combined with the continued strength in the US/Cdn exchange rate, put pressure on our fourth quarter results. The heavy oil differential widened in part due to the seasonal reduction in demand by refineries as they undertake year-end maintenance programs. We expect to achieve materially higher netbacks in 2006 due to the expiration of our fixed-priced swap hedging program on December 31, 2005, assuming that commodity prices maintain current levels. Hedging losses of $110.4 million in 2005 materially decreased Western’s netbacks.

Royalties

Royalties amounted to $4.0 million or $0.34 per barrel of bitumen in 2005 compared to $3.0 million or $0.30 per barrel of bitumen in 2004. Higher gross royalties reflect record production levels in 2005, together with a higher deemed bitumen price, the latter of which serves as the basis for the royalty calculation. Initially, royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the Muskeg River Mine and Extraction Plant, together with a return on capital equal to the Government of Canada’s federal long-term bond rate. After full capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced. Western fully expects to participate in the expansions of the AOSP. As such, Western anticipates that additional capital incurred to construct the expansions will be added to the capital base for royalty purposes. Western believes certain capital relating to the extraction of bitumen will be “ring-fenced” for royalty purposes, which, in turn, will extend our royalty horizon. Assuming a long-term WTI price of US$55.00 to US$60.00 and a US/Cdn exchange rate of $0.85, we estimate our royalty horizon on the Project to be approximately 2010, after which we will be paying royalties at the higher rates. The royalty horizon may be accelerated or postponed depending on future prices of crude oil, foreign exchange rates and the timing and inclusion of capital expenditures.

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RESERVES, RESOURCES AND LAND

Under the terms of the Joint Venture Agreement for the AOSP, Western and its Joint Venture Participants have in place a Participation and Area of Mutual Interest Agreement (“AMI”). The AMI stipulates that the Project Owners have rights to participate in any additional leases that are acquired by any one of the Joint Venture Participants in the Athabasca region.

Within the Project we have the following: proved and probable reserves that are associated with the existing operations at the Muskeg River Mine; resources on lands within the Joint Venture that have been evaluated; and finally, undeveloped lands which have been acquired by all three Owners during the past year that are included under the terms of the AMI and are subject to evaluation for possible future development.

Reserves

GLJ Petroleum Consultants Ltd. (“GLJ”) has independently estimated that the proved and probable reserves on the west side of Lease 13 are 1.6 billion barrels (310 million barrels net to Western). These proved and probable reserves translate into a reserve life index of approximately 27 years based on an anticipated undiluted bitumen production rate of 155,000 barrels per day (31,000 barrels per day net to Western). Substantial reserve additions will be made as the AOSP moves through the gating process for the upcoming phases of expansion. Resources from our future expansions will be booked as reserves when the expansion phases are permitted, funding is approved and certain stipulations pursuant to the Joint Venture Agreement are satisfied. The table below summarizes the Project’s reserves and our share of those proved and probable reserves as at December 31, 2005 on a synthetic crude oil basis utilizing GLJ’s forecast of escalating prices and costs. Synthetic crude

Reserves Summary

	Gross	Working		Present Value of Estimated Future
	Project	Interest	Net After	Net Cash Flow before Income Taxes
	Reserves	Reserves	Royalty	0%	10%	15%	20%
	(MMbbls)	(MMbbls)	(MMbbls)	($ millions)
Proved	974	195	179	3,650	2,014	1,611	1,337
Probable	577	115	104	2,799	671	386	248
Proved Plus Probable	1,551	310	283	6,449	2,685	1,997	1,585

Reserves Reconciliation (Working Interest)

		Proved Plus
(MMbbls)	Proved	Probable
December 31, 2004	204	317
Production	(12)	(12)
Revisions	3	5
December 31, 2005	195	310

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oil is dry bitumen, uplifted by three per cent for hydrocracking/ hydrotreating.

The following information relating to our reserves and present values of estimated future net cash flow constitutes forward-looking statements as it is based upon assumptions relating to, among others, volumes of oil in place, recoverability of bitumen, production rates, royalty rates, operating and development costs, capital expenditures, commodity prices and foreign exchange rates. For a description of the risks and uncertainties facing Western that could impact on the volume and value of the reserves reported below, see “Outlook for 2006”.

Resources

The AOSP has several leases that have been formally evaluated for resource potential. These are Leases 88, 89, 90, 9 and 17 and the remainder of Lease 13. Western engaged Norwest Corporation (“Norwest”) to conduct this assessment. They provided high, best and low estimates of discovered resources for each area, with the exception of Lease 17 which only includes a high estimate. The best case estimate for the discovered resources on a total AOSP basis exceeds 8.2 billion barrels in place or 1.6 billion barrels net to Western. Except in the case of Lease 17 where data is limited, Norwest’s report is based on several critical assumptions in order to record resources-in-place, namely, minimum bitumen by weight of seven per cent to total weight, minimum mining thickness of three metres and maximum total volume to bitumen in place (“TV:BIP”) of 12:1. The details of the specific leases are summarized in the table below.

Undeveloped Land

During 2005, Shell acquired additional mineable oil sands acreage including leases 15,309,310,351,352,631 and 632. These leases were acquired through public land auctions held by the Government of Alberta. Pursuant to the AMI, Western has rights to participate to a 20 per cent interest in the development of these leases.

A second addition to the undeveloped land base are five heavy oil leases recently purchased by Chevron. It is believed these leases would be amenable to extract bitumen through in-situ recovery methods. Western has the right to participate

Estimate of Discovered Resources (1) (2)

	High	Best	Low
(MMbbls in place)	(P90)	(P50)	(P10)
Remainder of Lease 13	5,251	5,028	3,194
Lease 90	269	253	162
Leases 88 and 89	2,382	2,038	856
Lease 9 and 17 (3)	2,110	899	431
Total	10,012	8,218	4,643

(1)  The table above represents total Project interest in the leases which are currently held by Shell. Under the AMI, Western has the right to participate in these leases to a 20 per cent level.

(2)  “Discovered Resources” are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources are divided into economic and uneconomic categories, with the estimated future recoverable portion classified as reserves and contingent resources, respectively. (Source: Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 5.2.2.)

(3)  Norwest attributed only inferred resources to Lease 17 (high estimate only) reflecting a probability of only 10 per cent that the resource equals or exceeds the estimated amount given the limited amount of data available on this lease. Major assumptions used in the classification of inferred resources for Lease 17 were average in-place bitumen content of 10 per cent to total weight and ore thickness of approximately 15 metres over less than half the lease area. Due to the level of uncertainty on this lease, it should not be assumed that all or any part of an inferred resource will be upgraded as a result of continued exploration.

29

to a 20 per cent undivided interest in these leases. Our right may be exercised upon Chevron providing us with formal notice of the purchase, followed by our response within 60 days of that notice regarding our intent to participate, together with the applicable payment.

A further addition to this already extensive land position is Lease 353, which Western itself acquired during 2005, representing 8,225 acres. This lease is also considered in-situ in nature. Western holds a 60 per cent interest in this lease as both Shell and Chevron have elected to participate to a 20 per cent interest. Western significantly increased its internal organizational capabilities in 2004 and 2005 by adding senior technical staff to develop our in-situ strategy.

Combining all of the leases under the AMI, the acreage position in the Athabasca region now approaches 284,000 acres (60,000 acres net to Western), more than doubling the land base compared to 2004. Of this total, approximately 71 per cent represents mineable leases, with the remaining 29 per cent considered in-situ. The leases recently acquired by all Joint Venture partners have not yet been evaluated for resource potential; however, several are located adjacent to leases where resource evaluations have been conducted. An extensive core-hole drilling program will be conducted over the next several years on all of the newly acquired leases to evaluate the resource potential. The leases recently acquired by Shell could potentially be developed as an extension to the AOSP’s continuous construction expansion strategy.

The exploration and development of this significant land base, both mineable and in-situ, could involve a substantial and material capital commitment on the part of Western to maintain our rights. Assessments regarding Western’s involvement are always made in the context of maintaining the integrity of our financial position and creating shareholder value.

CORPORATE RESULTS

Research and Business Development

A small portion of Western’s capital budget is directed to new business development activities. These activities include: research and development efforts with the objective of identifying ways to add value to our existing assets; the addition of some internal technical capabilities in order to evaluate opportunities as they arise either through our Joint Venture partners or independently; and finally, as part of Western’s long-range strategy, plans include expanding our organizational capabilities to evaluate business opportunities, domestically or internationally, by taking our core competencies and skills and applying them to new ventures that represent long-life projects with significant hydrocarbon resource potential. Western incurred $10.7 million for research and business development expenses in 2005, of which $5.0 million relates specifically to AOSP-related research projects. In 2004, Western recorded $4.7 million for research and business development, which related entirely to the impairment of a previously capitalized research project. Amounts are higher compared to the prior year period as Western continues to add significant technical and professional staff to source and investigate business development activities.

General and Administrative Expenses

General and administrative expenses (“G&A”) were $11.3 million in 2005 or $0.97 per barrel compared to $8.1 million or $0.82 per barrel in 2004. The increase is largely a function of Western analyzing certain business development activities that result in higher levels of professional and legal fees, travel and other corporate expenses that arise in conducting these evaluations. It also reflects additional professional costs incurred during 2005 due to increased public company compliance requirements compared to 2004.

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Insurance Expenses

Insurance expenses were $8.0 million in 2005 compared to $9.4 million in 2004. Western maintains insurance policies covering property damage, business interruption, commercial general liability and directors and officers liability, in addition to various corporate policies. Insurance expense in 2005 is lower than the previous year due to a reduction in the premiums associated with our policies and the strengthening of the Cdn/US exchange rate as these premiums are paid in US dollars. There were no material modifications in coverage compared to the prior year.

We are expecting insurance expenses to increase in 2006 as a result of higher limits on such policies as business interruption, together with increased premiums charged by insurance carriers on our corporate policies, given worldwide events in the insurance marketplace.

Interest Expense

During 2005, total interest charges were $58.2 million, $3.0 million lower than 2004. The 2005 expense of $58.2 million is comprised of $54.3 million related to interest charges on our debt obligations (2004 – $59.1 million), $2.6 million (2004 –$2.0 million) on our capital lease obligations and $1.3 million (2004 – $nil) on our option premium liability. The option premium liability relates to Western’s new strategic crude oil risk management program implemented in the third quarter of 2005 and the decision to defer the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge that is reported as interest expense.

Western’s debt obligations include US$450 million Senior Secured Notes and a $340 million Revolving Credit Facility. The average percentage cost of our debt increased over last year due to Western aggressively repaying debt under its Revolving Credit Facility. As this debt is priced at a lower interest rate, the average overall interest rate will increase since the Senior Notes represent a larger percentage of the outstanding debt. The Notes bear interest at 8.375 per cent and are not callable before their maturity date of May 1, 2012. Western’s ability to meet fixed debt servicing costs continues to improve which can be measured by the interest coverage ratio. This ratio has improved nearly seven-fold over the last two years, when initially Western’s leverage was significantly higher than at the end of 2005. Interest expense on a per barrel basis has also decreased as debt is repaid and production achieves sustained rates meeting or exceeding design specifications.

The table on page 32 summarizes our interest expense and average cost of debt for the past two fiscal years.

Depreciation, Depletion and Amortization

In 2005, Western recorded $50.7 million as depreciation, depletion and amortization expense compared to $44.5 million in 2004. Depletion is calculated on a unit of production basis for our share of Project capital costs, while previously deferred financing charges are amortized on a straight-line basis over the remaining life of the debt facilities. The increase for 2005 is primarily a result of an 18 per cent increase in production in 2005 versus 2004.

Foreign Exchange

In 2005, WTI averaged US$56.56 per barrel compared to US$41.40 per barrel in 2004, representing a 37 per cent increase. This significant appreciation in the commodity price was offset somewhat by a strengthening in the Canadian dollar relative to the US dollar. For Western, the negative impact of the foreign exchange rate increase on revenue was somewhat offset by lower interest costs expressed in Canadian dollars on our US dollar denominated Senior Secured Notes and a reduced liability (as measured in Canadian dollars) associated with this debt. In 2005, Western recorded an unrealized foreign exchange gain of $17.0 million compared to a gain of $40.0 million in 2004

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relating to the conversion of the Senior Secured Notes to Canadian dollars. As reference points, the noon-day closing foreign exchange rate on December 31, 2005 was $0.8577 US/Cdn compared to $0.8308 US/Cdn on December 31, 2004. In terms of average noon-day rates for the respective periods, fiscal 2005 was $0.8254 US/Cdn compared to $0.7683 US/Cdn for fiscal 2004.

Income Taxes

Western has sizeable tax pools totalling $1.4 billion that were accumulated in conjunction with our 20 per cent share of the construction costs for the Muskeg River Mine and Extraction Plant and the Scotford Upgrader. These tax pools will be used to offset future taxable income and extend the time horizon before we pay cash taxes.

Interest and Long-Term Debt Financing

($ thousands, except as indicated)	2005	2004
Interest Expense
Interest Expense on Long-Term Debt	54,324	59,118	(2)
Interest on Obligations under Capital Lease	2,562	2,036
Interest on Option Premium Liability	1,279	—
Total Interest Expense	58,165	61,154
Long-Term Debt Financing
US$450 Million Senior Secured Notes (1)	524,655	541,620
Revolving and Senior Credit Facilities	41,000	216,000	(2)
Total Long-Term Debt	565,655	757,620
Average Long-Term Debt Level	661,638	809,100
Average Cost of Long-Term Debt (3)	8.21%	7.31%

(1)       Under Canadian GAAP, the Senior Secured Notes are recorded in Canadian dollars at exchange rates in effect at each balance sheet date. Unrealized foreign exchange gains or losses are then included on the Consolidated Statement of Operations.

(2)       For comparative purposes, amounts include the $95 million principal outstanding under the $100 million Senior Credit Facility, which is classified for accounting purposes as short-term liabilities pursuant to its maturity on April 23, 2005.

(3)       Calculated by dividing the interest expense on long-term debt by the average long-term debt balance outstanding during the year.

Depreciation, Depletion &Amortization

	2005		2004
Year ended December 31	($ thousands)	$/bbl	($ thousands)	$/bbl
Depreciation and Depletion	48,206	4.13	41,933	4.23
Amortization	2,532	0.22	2,582	0.26
Total Depreciation, Depletion and Amortization	50,738	4.35	44,515	4.49

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For the year ended December 31, 2005, Western recorded a future income tax liability of $56.4 million compared to a future income tax asset of $14.5 million at December 31, 2004. Western recognized approximately $71.0 million of future income tax expense during the year as we had record profitability in 2005. During 2005, we expensed $3.0 million (2004 – $1.7 million) with respect to the Large Corporations Tax. No other current taxes are payable and Western’s cash tax horizon is estimated to be 2010 given a long-term WTI price of US$55.00 to US$60.00 and a US/Cdn foreign exchange rate of $0.85. Western’s forecasted cash tax horizon is predicated on the successful execution of the AOSP expansion initiatives that would see gross AOSP production exceed 500,000 barrels per day.

Commencing in the latter part of 2005, discussions were held between the AOSP and the Canada Revenue Agency (“CRA”) regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. These discussions may result in a change to the treatment of certain expenditures renounced pursuant to Western’s flow-through share offerings in prior years. Refer to the section titled “Flow-Through Shares” and Western’s financial statements (Note 19).

Net Earnings

Net earnings increased seven-fold, reaching $149.4 million ($0.93 per share) in 2005, compared to $19.5 million ($0.12 per share) in 2004. Earnings for the year reflect $17.0 million ($14.1 million net of tax) of unrealized foreign exchange gains on our US$450 million Senior Secured Notes, a $13.5 million ($9.1 million net of tax) unrealized gain on risk management activities and a future income tax expense of $71.0 million. Earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains were $307.0 million. Cash flow from operations, before changes in non-cash working capital, was $244.2 million ($1.52 per share) in 2005 compared to $23.0 million ($0.15 per share) in 2004. Excluding the negative impact of fixed-price crude swaps, earnings and cash flow from operations would have been $259.8 million and $354.6 million, respectively. Robust commodity prices, together with sustained reliable operations over the course of the year, resulted in a new annual record for EBITDAX for Western. Excluding the negative impact of the fixed-price crude swaps, EBITDAX would have equalled $417.4 million. Western’s fixed price hedging program expired

Tax Pools

December 31 ($ thousands)	2005	2004
Canadian Exploration Expense	89,140	141,327
Canadian Development Expense	23,657	33,795
Canadian Exploration and Development Overhead Expense	—	—
Cumulative Eligible Capital	7,925	7,479
Capital Cost Allowance	126,001	89,194
Accelerated Capital Cost Allowance	1,090,155	1,087,056
Total Depreciable Tax Pools	1,336,878	1,358,851
Loss Carry Forwards	14,000	163,740
Financing and Share Issue Costs	9,596	15,130
Total Tax Pools	1,360,474	1,537,721

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at the end of fiscal 2005 and, therefore, Western will participate to a greater extent in actual commodity prices than it experienced in 2004 and 2005 should prices remain at these levels.

The table below provides the reconciliation between net earnings attributable to common shareholders, cash flow from operations (before changes in non-cash working capital) and EBITDAX.

Reconciliation: Net Earnings to EBITDAX

December 31 ($ thousands)	2005	2004	2003
			(restated)
Net Earnings Attributable to Common Shareholders	149,449	19,452	15,003
Add (Deduct):
Depreciation, Depletion and Amortization	50,738	44,515	27,531
Accretion on Asset Retirement Obligation	562	471	471
Stock-Based Compensation	3,149	967	278
Impairment of Long-lived Assets	—	4,733	—
Unrealized Foreign Exchange Gain	(17,803)	(39,960)	(35,280)
Unrealized Risk Management Gain	(13,450)	—	—
Future Income Tax Expense (Recovery)	70,956	(7,104)	(4,330)
Interest Expense on Option Premium Liability	1,278	—	—
Charge for Convertible Notes	—	—	2,130
Cash Settlement on Asset Retirement Obligations	(52)	—	—
Cash Settlement on Performance Share Units	(596)	(30)	—
Cash Flow from Operations, before Changes in Non-Cash Working Capital	244,231	23,044	5,803
Add (Deduct):
Interest (excluding interest on Option Premium Liability)	56,887	61,154	38,429
Realized Foreign Exchange Loss	2,242	1,610	304
Large Corporations Tax	3,000	1,749	3,079
Cash Settlement on Asset Retirement Obligations	52	—	—
Cash Settlement on Performance Share Units	596	30	—
EBITDAX	307,008	87,587	47,615

Please refer to page 44 for a discussion of non-GAAP financial measures.

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Quarterly Information

The following table summarizes key financial information on a quarterly basis for the last two fiscal years.

Quarterly Information

	($ millions, except per share amounts)	Q1	Q2	Q3	Q4	Total
	2005
	Net Revenue	91.7	148.2	185.7	165.8	591.4
	Capital Expenditures, Net	17.5	(12.9)	16.0	26.2	46.8
	Long-Term Debt	773.3	755.5	597.5	565.7	565.7
	Cash Flow from Operations (1)	10.8	68.0	95.0	70.4	244.2
	Cash Flow per Share (2) (5) (6)	0.07	0.42	0.59	0.44	1.52
	Earnings (Loss) Attributable to Common Shareholders (3) (4)	(1.9)	28.7	79.3	43.3	149.4
Earnings (Loss) per Share	– Basic (3) (6)	(0.01)	0.18	0.50	0.27	0.93
	– Diluted (3) (6)	(0.01)	0.18	0.49	0.27	0.92
	2004
	Net Revenue	82.7	93.3	104.1	40.9	321.0
	Capital Expenditures, Net	5.5	7.3	13.5	13.8	40.0
	Long-term Debt	852.7	715.2	638.8	662.6	662.6
	Cash Flow from Operations (1)	9.0	19.4	32.5	(37.9)	23.0
	Cash Flow per Share (2) (5) (6)	0.06	0.12	0.21	(0.24)	0.15
	Earnings (Loss) Attributable to Common Shareholders	(5.7)	(9.2)	42.4	(8.0)	19.5
Earnings (Loss) per Share	– Basic (6)	(0.04)	(0.06)	0.27	(0.05)	0.12
	– Diluted (6)	(0.04)	(0.06)	0.26	(0.05)	0.12

(1)  Cash flow from operations is expressed before changes in non-cash working capital.

(2)  Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic. 2004 amounts restated to reflect 3:1 share split effected in May 2005.

(3)  Includes unrealized foreign exchange gains (losses) on US$450 million Senior Secured Notes and Option Premium Liability: (Q1 (loss) – $2.7 million, Q2 (loss) – $7.2 million, Q3 – $30.2 million, Q4 (loss) – $2.5 million).

(4)  Includes unrealized risk management gains (losses) on strategic crude oil program (Q1 – nil; Q2 – nil; Q3 – $1.7 million; Q4 – $11.8 million).

(5)  Please refer to page 44 for a discussion of non-GAAP financial measures.

(6)  Per share amounts pre-May 2005 have been restated to reflect 3:1 share split effective May 30, 2005. Total amounts may not add due to rounding.

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LIQUIDITY AND FINANCIAL POSITION

Western’s liquidity and financial position has strengthened significantly since its inception. In particular, 2005 represented a record year in terms of production, earnings and cash flow. Cash flow from operations was used to fund all of our capital expenditures during 2005. Excess cash flow of $197 million was primarily applied to repay bank credit facilities. As a result, Western’s overall debt to capitalization ratio has improved substantially. At year-end 2005, this ratio was 50 per cent, down from its high of 66 per cent at the end of 2003. The implementation of a strategic crude oil risk management program announced in the third quarter of 2005, covering fiscal years 2007 through to 2009, will provide certainty of cash flow during this time period to provide the funding of a majority of our expansion capital needs in light of upcoming capital expenditures associated with the first of multiple phases of expansion of the AOSP. Incremental debt may be required to fund future expansion phases and other new business development initiatives as they arise.

Debt Financing

In 2005, we maintained our US$450 million of Senior Secured Notes as they are non-callable with a maturity of May 1, 2012. We were also successful in making two amendments to our bank credit facilities. First, in March 2005, we amended the $240 million Revolving Credit Facility (the “$240 million Revolver”) to consolidate its commitments and the $100 million Senior Credit Facility, whereby all terms and covenants of the $240 million Revolver apply to the new combined facility. This consolidation feature was specifically structured as part of the $240 million Revolver at its inception. Second, this new $340 million Revolving Credit Facility (“Revolving Credit Facility”) was again amended in October 2005, with respect to pricing, to reflect Western’s improved financial profile. The amendments reduced the pricing to nil to 225 basis points over the bank prime lending rate, bankers acceptances or US LIBOR notes, as applicable, which formerly ranged from 100 to 200 basis points. At December 31, 2005, $41 million (2004 – $216 million) had been drawn on this facility, with $258 million in unused capacity. Additionally, as at December 31, 2005, letters of credit issued in the amount of $8.9 million (2004 – $8.1 million) were outstanding under the Revolving Credit Facility.

The size of the Revolving Credit Facility is a function of the value of the reserves attributable to Western. Therefore, based on the reserve evaluation as at December 31, 2005, Western has full access to the $340 million limit under the Revolving Credit Facility. As Western and its Joint Venture Participants commit to expansions and the associated reserves are attributed proratably to each partner, Western may have the ability to increase its debt capacity beyond the current limits.

Equity Capital

At December 31	2005
Issued and Outstanding:
Common Shares	160,518,041
Outstanding:
Stock Options	3,527,932
Fully Diluted Number of Shares	164,045,973

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Equity Financing

Cash flow from operations was more than sufficient to fund the modest capital expenditures and working capital commitments during 2005. We will continue to assess all forms of financing vehicles, both in the debt and equity capital markets, to ensure Western’s capital structure is highly efficient in any given circumstance.

The share performance graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in the Company’s Common Shares with the cumulative total return of the S&P/TSX Total Return Composite Index and the S&P/TSX Capped Energy Index, assuming the reinvestment of dividends, where applicable, for the comparable period. Western has significantly outperformed both indices since the Company’s inception.

Capital Expenditures

Capital expenditure programs are conducted under the Joint Venture Agreement whereby we participate in the operations of the Project to our 20 per cent working interest, and we are responsible for our respective share of the costs. Western also incurs capital expenditures of its own accord as a result of new business development initiatives. Net capital expenditures totalled $46.8 million in 2005 compared to $40.0 million in 2004. The majority of the gross increase in capital expenditures relates primarily to increased business development activity which rose to $13.3 million in 2005 compared to $3.8 million in 2004.

Analysis of Cash Resources

Cash balances totalled $5.6 million at the end of 2005, slightly higher than the $3.7 million at December 31, 2004. Cash inflows included net operating cash flow of $244.2 million, insurance proceeds of $22.5 million and equity proceeds of $2.7 million from the exercise of stock options. Cash outflows included repayments of long-term debt and obligations under capital leases of $176.3 million, capital expenditures of $69.4 million, a working capital decrease of $21.7 million and an increase in deferred charges of $0.2 million.

Record cash flow was generated in 2005 and cash flow in excess of capital expenditures was applied to reduce outstanding bank facilities. Western’s strategy is to continue to apply excess cash flow to bank facilities to the extent of outstanding balances. In 2006, our capital expenditure program is projected to increase to $250 million, representing a combination of current base

Capital Expenditures

December 31 ($ millions)	2005	2004
Project-Related Capital
Profitability Capital	31.2	16.1
Growth Initiatives	9.0	7.1
Long-lead Items	5.6	—
Sustaining Capital	5.8	15.8
Total Project-Related Capital	51.6	39.0
Business Development and General Corporate Expenditures	13.3	3.8
Capitalized Insurance Costs	4.4	3.6
Insurance Proceeds	(22.5)	(6.4)
Net Capital Expenditures	46.8	40.0

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Project capital, capital associated with the first AOSP expansion, as well as capital allocated to identifying new business opportunities where we can utilize our expertise to deliver further shareholder value. To the extent possible, we will strive to maintain a minimal cash balance.

Contractual Obligations and Commitments

Western has assumed various contractual obligations and commitments in the normal course of our operations. Summarized below are significant financial obligations that are known as of February 16, 2006, and represent future cash payments that are required under existing contractual agreements. We have entered into these agreements either directly or as a partner in the Joint Venture. Feedstocks are included in the table below to comply with continuous disclosure obligations in Canada; however, Western could sell these products back to the market and eliminate any negative impact in the event of operational curtailments.

Insurance Claims

At the beginning of the year, Western had two large claims outstanding: at the Joint Venture level, a $500 million ($100 million net to Western) loss of profits claim stemming from the fire at the Mine on January 6, 2003, commonly referred to as Section III, and a stand-alone Western claim of $200 million pursuant to our Cost Overrun and Project Delay Policy commonly referred to as Section IV. In the second quarter of 2005, the Joint Venture was successful in settlement proceedings with the named insurers on Section III in the amount of $220 million ($44 million net to Western). To date, Western, has received $19.4 million of its share of this settlement amount as certain insurers on Section III are also named insurers on Section IV, which have withheld insurance proceeds payable to Western. We hope to receive the outstanding amounts upon conclusion of Section IV arbitration proceedings. Costs and premiums associated with Section III were capitalized as Western was pre-commercial operations at that time and, as such, amounts

Contractual Obligations and Commitments (1)

	Payments Due by Period
($)	<1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
US$450 Million Senior Secured Notes	—	—	—	524,655	524,655
Revolving Credit Facility (2)	—	—	—	41,000	41,000
Obligations under Capital Lease	1,340	2,680	2,680	43,566	50,266
Option Premium Liability	—	95,642	—	—	95,642
Feedstocks	106,423	128,758	18,242	64,138	317,561
Pipelines and Utilities	39,715	68,337	69,890	556,036	733,978
Mobile Equipment Lease	3,647	11,941	26,740	—	42,328
Total Contractual Obligations	151,125	307,358	117,552	1,229,395	1,805,430

(1)       In addition, we have an obligation to fund Western’s share of the Project’s Pension Fund and have made commitments related to our risk management program: see Notes 17 and 18,respectively, of the Consolidated Financial Statements.

(2)       The Revolving Credit Facility is a three-year bank facility maturing initially on October 31, 2008, extendible annually at the lenders’ discretion. Management considers this to be part of our long-term capital structure.

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received pursuant to this settlement were reported as a reduction in capital assets.

Arbitration proceedings under the terms of Section IV of Western’s cost overrun and Project delay insurance policy have been initiated to resolve the disputes with insurers surrounding the claims for payment pursuant to this policy. In order to preserve Western’s rights regarding this policy, Western has filed insurance claims for the full limit of the policy, namely $200 million, and we will also be seeking interest and punitive and aggravated damages. A number of procedural motions have been heard to date and further motions are expected to occur prior to the commencement of the main arbitration hearing. Some of the decisions relating to the preliminary motions have been appealed in the past and one is currently in appeal, resulting in delays to the commencement of the main arbitration hearing, which is now expected to occur in 2007. We continue to work toward a satisfactory conclusion to these proceedings.

Similar to Section III, there are also amounts being withheld by certain insurers relating to the January 6, 2003 physical property damage claim, commonly referred to as Section I. To date, Western has received $16.1 million on this claim, with $19.4 million outstanding. The principal amount of Western’s outstanding insurance claims is $244 million. Other than amounts collected up to December 31, 2005, no outstanding amounts are recorded in our financial statements nor are they included in any of our financing strategies.

Flow-Through Shares

In connection with the issuance of flow-through shares in 2001 and 2002, Western renounced Canadian exploration expenses in the aggregate amount of $29.2 million and $19.5 million, respectively. Under the mechanics of renouncing qualifying expenditures pursuant to flow-through shares, individual shareholders can reduce their income subject to personal income taxes. Commencing in the latter part of the year, discussions were held between the AOSP and the CRA regarding the proper characterization of certain expenditures included in the Canadian exploration expenses in those years. If the CRA successfully asserts a change in the characterization of these expenditures, any resulting reduction in the renunciations could impact Western’s obligations under the indemnity provisions in the subscription agreements and in turn, will impact Western’s reported results. The subscription agreements for such flow-through shares stipulate that Western has indemnified subscribers for an amount equal to the tax payable and any associated interest by the subscribers if such renunciations are reduced under the Income Tax Act (Canada).

Fourth Quarter 2005

Western achieved a third consecutive quarter of record production in the fourth quarter of 2005, averaging 35,572 barrels per day. Earnings and cash flow for the fourth quarter were robust when compared to previous quarters. Record fourth quarter production, however, did not translate into corresponding record earnings or cash flow due to several factors. First, similar to the fourth quarter of 2004, the heavy oil differential to WTI increased in the last quarter of the year to approximately 42 per cent. This adversely impacted overall sales price realizations as a portion of our sales stream received a larger discount compared to the prior quarter, where the average differential to WTI was approximately 32 per cent. Second, the average WTI price for the fourth quarter was $60.02 per barrel compared to $63.19 per barrel for the third quarter of 2005. As underlying crude oil prices decline, our cash flow and profitability decrease accordingly, as our operations are sensitive to fluctuations in crude oil prices. Third, the continued strength in the US/Cdn exchange rate adversely impacted financial results. The average exchange rate for the fourth quarter was US/Cdn$0.8524 compared to US/Cdn$0.8325 for the third quarter of 2005. To the extent this exchange rate strengthens, Western receives fewer Canadian dollars on its US dollar sales. Due to these factors, our sales price realizations totalled $50.65

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per barrel in the fourth quarter compared to $58.79 per barrel for the third quarter. As far as operating costs are concerned, natural gas prices increased 57 per cent in the fourth quarter despite the decline in WTI prices. NYMEX closing settlement prices averaged US$12.91/Mcf for the fourth quarter compared to US$8.21/Mcf for the third quarter, resulting in relatively higher operating costs than what would normally be expected in a decreasing WTI environment.

OUTLOOK FOR 2006

We caution readers and prospective investors of the Company’s securities to not place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; risks surrounding the level and timing of capital expenditures required to fulfill the Project’s growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansion and corresponding loss of voting rights in the AOSP; risks relating to the execution of the Project’s optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance together with any associated insurance proceedings thereto; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad.

In 2006, we look forward to achieving continued operational improvements as we continue to seek ways to optimize performance at the AOSP. First quarter results will be impacted by unplanned production interruptions resulting from a tear in the main conveyor belt at the Mine that transports bitumen ore from the primary crushers to the extraction plant. Operations resumed full production design rates in late March on completion of the belt replacement. 2006 operations will also be impacted by the first full planned turnaround of the entire Project during the second quarter of this year. Much care and planning has been directed to this effort to ensure an expeditious return to full production in mid-2006. Western continues to maintain production guidance of 145,000 to 150,000 barrels per day (29,000 to 30,000 barrels per day, net to Western).

Western’s capital expenditure program for 2006 is estimated at approximately $250 million, which is comprised of $71 million for AOSP base Project improvement capital,$137 million for AOSP growth expenditures and $42 million for Western-led corporate development initiatives. Of this latter amount, the majority of the budgeted capital relates to oil sands related initiatives and downstream opportunities.

Western does not have any physical barrels subject to hedging contracts for fiscal 2006 and is well-placed to take full advantage of the continued strength in commodity prices during the year should this occur. Financial results for 2006 are expected to be more highly correlated to underlying movements in crude oil prices due to the absence of financial risk management instruments. In addition, we will continue to monitor our 2007 to 2009 risk management positions.

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In 2005, Shell acquired other mineable leases in the Athabasca region and Western has an option to earn a working interest in these additional leases upon satisfying certain provisions of the Joint Venture Agreement. Taking into account these additional leases, together with the right to participate in the Chevron heavy oil leases along with Western’s operated in-situ lease, translates into a land position, net to Western, which has more than doubled over the past year. An extensive core-hole drilling program is planned to evaluate these new leases over the next several years, in addition to previously held leases, to determine the resource potential available for future development.

The AOSP is our core asset and primary focus. The expansion plans that are underway will bring Western’s production from the Project to 100,000 to 120,000 barrels per day over the next eight to ten years. In addition, Western’s long-term growth strategy includes maintaining under evaluation four to six potentially significant project opportunities, each of which is designed to create long-term shareholder value. These projects include research and development efforts to add value to our existing assets, downstream initiatives to reduce our exposure to heavy oil differentials, and identifying and evaluating opportunities in resource development of oil sands and other ventures with significant long-life hydrocarbon resource potential.

RISK AND SUCCESS FACTORS RELATING TO WESTERN

Western faces a number of risks that we need to manage in conducting our business affairs. The following discussion identifies some of our key areas of exposure and, where applicable, sets forth measures undertaken to reduce or mitigate these exposures. A complete discussion of risk factors that may impact our business is provided in our Annual Information Form.

Financial Risks

The table below details the sensitivities of our cash flow and net earnings per share to certain relevant operating factors of the Project for 2006.

Our financial results will depend on, amongst other factors, the prevailing price of crude oil and the Canadian/US currency exchange rate. Oil prices and currency exchange rates fluctuate

Sensitivity Analysis

			Basic Cash Flow	Cash Flow	Basic Earnings	Basic Earnings
Variable	Sensitivity Case	Variation	($ millions)	per Share ($)	($ millions)	per Share ($)
Production	30,000	1,000 bbls/day	19.49	0.12	11.90	0.07
Oil Price (US$WTI/bbl)	56.00	US$1.00/bbl	10.25	0.06	6.87	0.04
Non-Gas Operating Costs	21.75	$1.00/bbl	10.97	0.07	7.36	0.05
Natural Gas Price (Cdn$/mcf) (1)	10.02	$0.10/Mcf	0.60	0.00	0.40	0.00
Foreign Exchange (2)	0.86	US/Cdn 0.01	5.93	0.04	0.12	0.04

(1)       Each $1.00 per thousand cubic feet change in gas price results in a change of $0.44 per barrel in operating costs.

(2)       Excludes unrealized foreign exchange gains or losses on long-term monetary items. The impact of the Canadian dollar strengthening by US$0.01 would increase net earnings by $2.7 million, based on December 31,2004 US dollar denominated debt levels.

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significantly in response to supply and demand factors beyond our control and could have an impact on future financial results. Any prolonged period of low oil prices could result in a decision by the Joint Venture Owners to suspend or reduce production. Any such suspension or reduction of production would result in a corresponding decrease in our future revenues and earnings and could expose Western to significant additional expense as a result of certain long-term contracts. In addition, because natural gas comprises a substantial part of variable operating costs, any prolonged period of high natural gas prices could negatively impact our future financial results.

Our debt level and restrictive covenants will have an important impact on our future operations. Our ability to make scheduled payments or to refinance our debt obligations will depend upon our financial and operating performance, which, in turn, will depend on prevailing industry and general economic conditions beyond our control. There can be no assurance that our operating performance, cash flow and capital resources will be sufficient to repay our debt and other obligations in the future.

To mitigate our exposure to these financial risks and provide a stable financial footing as we enter the first phase of the AOSP expansion, we recently completed a strategic crude oil risk management program. This program was the culmination of extensive internal analysis and review and the recommended approach was approved by our Board of Directors. The overriding objective of the risk management program was to ensure the ability to fund significant capital expenditures in the event of a precipitous drop in the crude oil price. The program itself was a series of put and call options. Western purchased puts at various levels and financed in part the cost of these puts by selling call options on lower volumes over the same time period. The net cost of the program was US$3.74 per put barrel. All options bought and sold were executed on a deferred basis. Hence, Western made no upfront cash payment for these options but will do so as each monthly option expires. Western deferred the options in order to properly match the underlying cash flow, but, more importantly, the implicit interest rate within the deferred options pricing was lower than Western’s incremental borrowing

Risk Management Activities

	Period (calendar year)
	2007	2008	2009
Put Options Purchased (bbls/d)	20,000	20,000	20,000
Call Options Sold (bbls/d)	10,000	15,000	15,000
Average Put Strike Price (US$/bbl)	52.50	54.25	50.50
Average Call Strike Price (US$/bbl)	92.50	94.25	90.50

($ thousands)	2005	2004
Risk Management Asset – Beginning of Period	—	—
Net Premium	84,976	—
Increase in Fair Value	13,450	—
Risk Management Asset – End of Period	98,426	—

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rate. An interest expense associated with this program is a result of this deferral strategy. The program is summarized as follows:

We must finance our share of the Project’s operating costs in light of a volatile commodity price environment and ramp-up challenges. Should insufficient cash flow be generated from operations, additional financing may be required to fund capital projects and future expansion projects. If there is a business interruption, we may need additional financing to fund our activities until Business Interruption Insurance proceeds are received.

Operational and Business Risks

We are currently a single asset company. This asset is our investment in oil sands through the AOSP. As such, the vast majority of our capital expenditures are directly or indirectly related to oil sands construction and development, with the majority of our operating cash flow derived from oil sands operations.

We are subject to the operational risks inherent in the oil sands business. Any unplanned operational outage or slowdown can impact production levels, costs and financial results. Factors that could influence the likelihood of this include, but are not limited to, uncertainties within the ore body, extreme weather conditions and mechanical difficulties.

We sell our share of synthetic crude oil production to refineries in North America. These sales compete with the sales of both synthetic and conventional crude oil. Other suppliers of synthetic crude oil exist and there are several additional projects being contemplated. If undertaken and completed, these projects will result in a significant increase in the supply of synthetic crude oil to the market. In addition, not all refineries are able to process or refine synthetic crude oil. There can be no assurance that sufficient market demand will exist at all times to absorb our share of the Project’s synthetic crude oil production at economically viable prices.

As an owner in the AOSP, we actively participate in operational risk management programs implemented by the Joint Venture to mitigate the above risks. Our exposure to operational risks is also managed by maintaining appropriate levels of insurance. To that end, in October 2005, we placed US$800 million of Property and Business Interruption Insurance, up from the US$500 million that was placed last year as well as our US$100 million of Liability Insurance to protect our ownership interest against losses or damages to the Owners’ facilities, to preserve our operating income and to protect against our risk of loss to third parties.

The Project depends upon successful operation of facilities owned and operated by third parties. The Joint Venture Owners are party to certain agreements with third parties to provide for, among other things, the following services and utilities:

•      Pipeline transportation is provided through the Corridor Pipeline;

•      Electricity and steam are provided to the Mine and the Extraction Plant from the Muskeg River cogeneration facility;

•      Transportation of natural gas to the Muskeg River cogeneration facility is provided by the ATCO pipeline;

•      Hydrogen is provided to the Upgrader from the hydrogen manufacturing unit (“HMU”) and Dow Chemicals Canada Inc. (“Dow”); and

•      Electricity and steam are provided to the Upgrader from the Upgrader cogeneration facility.

All of these third-party arrangements are critical to the successful operation of the Project. Disruptions related to these facilities could have an adverse impact on future financial results.

We may be faced with competition from other industry participants in the oil sands business. This could take the form of competition for skilled people, increased demands on the Fort McMurray infrastructure (housing, roads, schools, etc.) or higher prices for the products and services required to operate and maintain the plant. We have significant plans for expansion and the strong working relationship the Project has developed with the trade unions will be an important factor in our future activities. Our relationship with our employees and provincial building trade

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unions is important to our future because poor productivity and work disruptions may adversely affect the Project – whether in construction or in operations.

Western has announced its business strategy of investigating, at any one time, several separate projects that could significantly enhance shareholder value. Some of these projects may be located outside of Canada. These potential investments may involve such risks as uncertain political, economic, legal, regulatory and tax environments.

Environmental Risks

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called greenhouse gases (“GHG”). The Project will be a significant producer of some GHGs covered by the treaty. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set GHG emission reduction requirements for various industrial activities, including oil and gas production. Future federal legislation, together with existing provincial emission reduction legislation, such as in Alberta’s Climate Change and Emissions Management Act, may require the reduction of emissions and/or emissions intensity from the Project. The direct or indirect costs of such legislation may adversely affect the Project. There can be no assurance that future environmental approvals, laws or regulations will not adversely impact the Owners’ ability to operate the Project or increase or maintain production or will not increase unit costs of production. Equipment from suppliers that can meet future emission standards or other environmental requirements may not be available on an economic basis, or at all, and other methods of reducing emissions to required levels may significantly increase operating costs or reduce output.

We will be responsible for compliance with terms and conditions set forth in the Project’s environmental and regulatory approvals and all laws and regulations regarding the decommissioning and abandonment of the Project and reclamation of its lands. The costs related to these activities may be substantially higher than anticipated. It is not possible to accurately predict these costs since they will be a function of regulatory requirements at the time and the value of the equipment salvaged. In addition, to the extent we do not meet the minimum credit rating required under the Joint Venture agreement, we must establish and fund a reclamation trust fund. We currently do not hold the minimum credit rating. Even if we do hold the minimum credit rating in the future, it may be determined that it is prudent or be required by applicable laws or regulations to establish and fund one or more additional funds to provide for payment of future decommissioning, abandonment and reclamation costs. Even if we conclude that the establishment of such a fund is prudent or required, we may lack the financial resources to do so.

The Joint Venture partners have established programs to monitor and report on environmental performance including reportable incidents, spills and compliance issues. In addition, comprehensive quarterly reports are prepared covering all aspects of health, safety and sustainable development on Lease 13 and the Upgrader to ensure that the Project is in compliance with all laws and regulations and that management is accountable for performance set by the Joint Venture Owners.

NON-GAAP FINANCIAL MEASURES

Western includes cash flow from operations per share, netback per barrel and earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and risk management gains (“EBITDAX”) as investors may use this

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information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price and operating costs, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings (Loss) per Share and Net Earnings (Loss) Attributable to Common Shareholders (both Canadian GAAP measures), Cash Flow from Operations per Share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes, risk management gains (losses) and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

MANAGEMENT CONTROLS AND PROCEDURES

As of December 31, 2005, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined under Multilateral Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

CRITICAL ACCOUNTING ESTIMATES

Western’s critical accounting estimates are defined as those estimates that have a significant impact on the portrayal of our financial position and operations and that require management to make judgments, assumptions and estimates in the application of Canadian GAAP. Judgments, assumptions and estimates are based on historical experience and other factors that Management believes to be reasonable under current conditions. As events occur and additional information is obtained, these judgments, assumptions and estimates may be subject to change. We believe the following are the critical accounting estimates used in the preparation of our Consolidated Financial Statements.

Property, Plant and Equipment (“PP&E”)

Western capitalizes costs specifically related to the acquisition, exploration, development and construction of the Project and other initiatives. This includes interest, which is capitalized during the construction and start-up phase for each project. Depletion on crude oil properties is provided over the life of proved and probable reserves on a unit of production basis, commenced when the facilities are substantially complete and after commercial production has begun. Other PP&E assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain Mine assets, which are amortized and depreciated over the life of proved and probable reserves. Reserve estimates can have a significant impact on earnings, as they are a key component to the calculation of depletion. A downward revision in the reserve estimate would result in increased depletion and a reduction of earnings.

PP&E assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is identified, the assets are written down to the estimated fair

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market value. The calculation of these future cash flows is dependent on a number of estimates, which include reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future cash flows are subject to significant management judgment.

Asset Retirement Obligation

Western recognizes an asset and a liability for asset retirement obligations in the period in which they are incurred by estimating the fair value of the obligation. We determine the fair value by first estimating the expected timing and amount of cash flow, using third-party costs that will be required for future dismantlement and site restoration, and then calculating the present value of these future expenditures using a credit-adjusted risk-free rate appropriate for Western. Any change in timing or amount of the cash flow subsequent to initial recognition results in a change in the asset and liability, which then impacts the depletion on the asset and the accretion charged on the liability. Estimating the timing and amount of third-party cash flow to settle this obligation is inherently difficult and is based on Management’s current experience.

Derivative Financial Instruments

Financial instruments that do not qualify as hedges, or have not been designated as hedges under Accounting Guideline 13, are recorded using the mark-to-market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or a liability with changes in fair value recognized in net earnings. The fair values of such financial instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity. Financial instruments that do qualify as hedges under Accounting Guideline 13, and are designated as hedges, are not recognized on the Consolidated Balance Sheet and gains and losses on the hedge are deferred and recognized in revenues in the period the hedge sale transaction occurs.

Income Tax

Western follows the liability method of accounting for income taxes whereby future income taxes are recognized based on the differences between the carrying values of assets and liabilities reported in the Consolidated Financial Statements and their respective tax basis. Future income tax assets and liabilities are recognized at the tax rates at which Management expects the temporary differences to reverse. Management bases this expectation on future earnings, which require estimates for reserves, timing of production, crude oil price, operating cost estimates and foreign exchange rates. As a result, future earnings are subject to significant Management judgment and changes.

Arrangements Containing a Lease

Through its 20 per cent ownership interest in AOSP, Western is party to a number of long-term third-party arrangements to provide for pipeline transportation of bitumen and upgraded products, and to provide electrical and thermal energy. With the issuance of the Emerging Issues Committee Abstract 150 (“EIC-150”) the Corporation is required to determine whether any arrangements agreed to, committed to or modified after January 1,2005 contain a lease that is within the scope of CICA Section 3065 “Leases”. To date, none of these long-term third-party contracts were agreed to, committed to or modified after January 1, 2005 and therefore, the Corporation is not required to consider whether they contain a lease that is within the scope of CICA Section 3065. However, the AOSP or Western may request modification of these agreements in the future to meet certain requirements related to the AOSP growth plans. Any modifications may result in certain of these long-term third-party arrangements being treated as capital leases, thereby increasing both Western’s assets and liabilities on our Consolidated Balance Sheet.

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Western management proxy circular dated May 1, 2007 with respect to the annual general meeting of shareholders held on June 12, 2007

INFORMATION CIRCULAR

May 1, 2007

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF WESTERN OIL SANDS INC. (the “Corporation” or “Western”) for use at the Annual General Meeting of the holders of Class A Shares (the “Shareholders”) of the Corporation (the “Meeting”) to be held on June 12, 2007 at 3:30 p.m. (Calgary time) at the place and for the purposes set out in the accompanying Notice of Meeting. As a Shareholder you are cordially invited to be present at the Meeting. To ensure that you will be represented at the Meeting in the event that you are a registered Shareholder and unable to attend personally, you are requested to date, complete and sign the accompanying instrument of proxy enclosed herewith and return the same to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. If you are an unregistered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the instrument of proxy in accordance with the instructions provided therein.

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, facsimile transmission or other electronic means of communication or in person by the directors, officers and employees of the Corporation. The cost of such solicitation will be borne by the Corporation. Except where otherwise stated, the information contained herein is given as of the 1st day of May 2007.

GENERAL

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are officers and/or directors of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT SUCH SHAREHOLDER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. Such a Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxy and instruct the nominee on how the Shareholder’s shares are to be voted. In any case, the form of proxy should be dated and executed by the Shareholder or the Shareholder’s attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed form of proxy is delivered to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) prior to the commencement of the Meeting or any adjournment thereof.

In addition to revocation in any other manner permitted by law, a Shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the Shareholders who appoint them. Each Shareholder may instruct its proxyholder how to vote the Shareholder’s shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated in the enclosed proxy form will be voted or withheld from voting on any poll in accordance with the instructions made on the proxy forms and, if a Shareholder specifies a choice as to any matters to be acted on, such Shareholder’s shares shall be voted accordingly. In the absence of such instructions, such shares WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. At the time of printing this Information Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting Shares and Principal Holders Thereof

The Corporation’s issued and outstanding voting securities as at May 1, 2007 consist of [161,578,180] Class A shares (“Common Shares”). Holders of Common Shares are entitled to one vote for each share held on all matters to be considered and acted upon at the Meeting or any adjournment thereof.

The Corporation has set the close of business on May 8, 2007 as the record date for the Meeting. The Corporation will prepare a list of Shareholders of record at such time. Holders of Common Shares of the Corporation named on that list will be entitled to vote the shares then registered in their name at the Meeting, except to the extent that (a) the holder has transferred the ownership of any of the holder’s shares after that date, and (b) the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that such transferee owns the shares, and demands at any time before the Meeting that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting or any adjournment thereof.

To the knowledge of the directors and executive officers of the Corporation, no person, firm or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to the Common Shares of the Corporation except as set forth below:

Name and Municipality of Residence	Voting Securities Held	Percentage of Voting Securities Held
Wellington Management Company LLP(1) Boston, MA	20,040,891 Common Shares	12.42
Fidelity(1)(2) Boston, MA	16,708,460 Common Shares	10.35

Note:

(1)                                  Beneficial ownership of these Common Shares is not known by the Corporation.

(2)                                  Fidelity Management & Research Company, Fidelity Management Trust Company, Boston, MA, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Boston, MA, Fidelity International Limited, Pembroke, Bermuda, collectively referred to as “Fidelity”.

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Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders of the Corporation, as a substantial number of Shareholders do not own shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the names of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of that broker) is similar to the form of proxy provided to registered Shareholders by the Corporation. However, its purpose is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”). ADP typically asks Beneficial Shareholders to return proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy cannot use that proxy to vote Common Shares directly at the Meeting - the ADP proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder’s broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

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Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return of a $100 investment made on December 31, 2000 in the Corporation’s Common Shares with the cumulative total return of the S&P/TSX Composite Total Return Index and the S&P/TSX Capped Energy Total Return Index assuming the reinvestment of dividends, where applicable, for the comparable period.

	Western(1)	S&P/TSX Composite Index(2)	S&P/TSX Capped Energy Index (3)
December 31, 2000	$100	$100	$100
December 31, 2001	$133.96	$87.43	$106.92
December 31, 2002	$170.18	$76.55	$120.09
December 31, 2003	$207.02	$97.01	$150.07
December 31, 2004	$293.68	$111.06	$195.53
December 31, 2005	$585.47	$137.85	$316.12
December 31, 2006	$688.63	$161.65	$329.54

Notes:

(1)                                  Amounts adjusted for stock split effective May 30, 2005.

(2)                                  Formerly the TSE 300 Composite Total Return Index.

(3)                                  Formerly the TSE Oil and Gas Producers Total Return Index

EXECUTIVE COMPENSATION AND REMUNERATION OF DIRECTORS

Composition of the Compensation Committee

The Compensation Committee is comprised solely of independent directors. During the fiscal year ended December 31, 2006, the Compensation Committee of the Board of Directors of the Corporation (the “Board”) consisted of Messrs. John W. Lill (Chair), Oyvind Hushovd and Tullio Cedraschi (until his resignation on October 16, 2006). Mr. Fred Dyment replaced Mr. Cedraschi on the Compensation Committee effective with his appointment to the Board on January 1, 2007. Each of the current members of the Compensation Committee was selected based on their knowledge and experience in executive

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compensation matters. None of Messrs. Lill, Cedraschi, Dyment or Hushovd is or was an officer, employee or former officer or employee of the Corporation or any of its affiliates or has any relationship with the Corporation, except as a director and shareholder of the Corporation, or was indebted to the Corporation during the fiscal year ended December 31, 2006.

Report on Executive Compensation

The Corporation’s executive compensation program is administered by the Compensation Committee. As part of its mandate, the Compensation Committee reviews and recommends to the Board the remuneration of the Corporation’s executive officers, including the Named Executive Officers (as defined below) identified in the Summary Compensation Table. The Compensation Committee is also responsible for reviewing the Corporation’s compensation policies and guidelines generally. For a more detailed description of the mandate of the Compensation Committee, see the section entitled “Corporate Governance - Compensation”. The Compensation Committee met seven times during the fiscal year ended December 31, 2006.

The Corporation’s compensation program has four components: (i) base salary and benefits; (ii) short term incentives; (iii) medium term incentives through the award of performance share units under the Performance Share Unit Plan; and (iv) long term incentives through the award of incentive stock options under the Stock Option Plan of the Corporation. The Corporation’s executive compensation program reflects the Corporation’s philosophy that executive compensation should:

•                                          be reflective of responsibility and contribution to the achievement of corporate objectives;

•                                          be competitive with comparable corporations and other entities to attract and retain qualified and experienced executives; and

•                                          encourage the maximization of shareholder value by making long term equity incentives a component of compensation.

The Compensation Committee reviews compensation and benefit data for the Canadian energy sector made available to the Corporation through its participation in the Mercer Total Compensation Survey. In addition, the Compensation Committee from time to time retains Mercer Human Resource Consulting (“Mercer”), Hugessen Consulting Inc. (“HCI”) and the Hay Group Limited (“Hay”) to advise on the compensation practices of the Corporation. Further details regarding the services of these consultants are set forth in the section entitled “Corporate Governance - Compensation”.

Base Salaries

The Compensation Committee considers the Corporation’s long-term interests and financial objectives as well as qualitative aspects such as leadership, ability to impact overall corporate performance, years of relevant experience and market comparables in the determination of base salaries for executive officers. Specifically, base salary is targeted to the median of the comparator market, modified as necessary by the other factors described above. The comparator market consists of local oil and gas producers. Salaries for the Named Executive Officers (including the CEO (the “CEO”)) are reviewed annually, assessing corporate and personal performance and individual levels of responsibility.

Short Term Incentive Plan

The Compensation Committee has established an individual performance cash bonus to be paid annually to all employees (including executive officers of the Corporation) based on the achievement of a combination of excellent or superior individual performances and various corporate performance targets. Individual objectives are established for each position to provide a measure against actual performance. In

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addition, various corporate performance objectives are also established and measured against actual performance. Corporate performance objectives include the relative increase in the share price of the Corporation compared to a peer group of issuers with significant oil sands assets, production, volume and cost goals, safety record and growth targets. All objectives are weighted and vary depending on the position of the employee and that employee’s ability to influence corporate results.

Medium Term Incentive Plan (Performance Share Units)

The Corporation has established a Performance Share Unit Plan (the “PSU Plan”), for the issuance of annual performance share units (“Unit Awards”) based upon achievement of certain performance goals. The principal purposes of the PSU Plan are to encourage officers, directors, employees and consultants of the Corporation to acquire a proprietary interest in the Corporation, thereby aligning their interests with the interests of the shareholders; to focus management of the Corporation on operating and financial performance and long-term shareholder return by providing an increased incentive to contribute to the Corporation’s future growth and profitability; and to strengthen the ability of the Corporation to attract and retain exceptionally qualified officers, directors, employees and consultants.

Unit Awards are generally made on an annual basis. The number of performance share units (“PSUs”) awarded to any individual pursuant to a Unit Award is determined by the Compensation Committee, taking into account relevant factors consistent with the purposes of the PSU Plan, including corporate performance measures, the duties and seniority of the individual, and contributions and potential contributions of the individual to the success of the Corporation. Each Unit Award vests at a rate of one-third of the PSUs awarded thereunder annually over a three year period, conditional on the Corporation achieving an acceptable total shareholder return relative to a peer group consisting of issuers with significant oil sands interests. If total shareholder return at a particular vesting date is in the bottom 25 percent of the peer group (“Minimum”), none of the PSUs otherwise eligible to vest with respect to such Unit Award will vest. If total shareholder return at a particular vesting date is in the top 25 percent of the peer group (“Maximum”), 150 percent of the PSUs eligible to vest on such date will vest. If total shareholder return at a particular vesting date is between 25 percent and 75 percent of the peer group (“Target”), 100 percent of the PSUs eligible to vest on such date will vest.

The Common Shares to be delivered to grantees of PSUs awarded pursuant to the PSU Plan may be, in the sole discretion of the Board, either acquired through the facilities of the TSX or issued by the Corporation from treasury. The Board may elect in its sole discretion in lieu of delivering all or any part of the Common Shares that would be otherwise delivered to the grantee on such issue date to pay a cash amount equal to the aggregate fair market value of the Common Shares that would otherwise have been issued on such issue date, less all amounts as may be required to be withheld, in consideration for surrender by the grantee to the Corporation of the right to receive such Common Shares under that Unit Award.

Under the terms of the PSU Plan, the Compensation Committee has the authority to administer the PSU Plan and to exercise power and discretion in the administration of the PSU Plan, including, the authority to make Unit Awards, to determine to whom and the times at which Unit Awards will be granted, to determine the reference date for fair market valuation of the Common Shares (which will be determined on the basis of the weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) for that date and the nine trading days immediately preceding that date), to determine the number of PSUs to be awarded pursuant to each Unit Award, to prescribe, amend and rescind rules relating to the PSU Plan and to make all other determinations necessary or advisable for the administration of the PSU Plan. Determinations of the Compensation Committee are subject to review and approval by the Board.

A total of 149,530 PSUs were granted to officers, directors and employees of the Corporation, including 53,670 PSUs to Named Executive Officers in 2006.

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The following table sets forth, as at December 31, 2006, the aggregate number of PSUs held by each of the Named Executive Officers and the number and value of such PSUs, at the Minimum, Target and Maximum vesting levels under the PSU Plan.

		As at December 31, 2006
		Aggregate PSUs
Name	Performance Period	Held	Minimum(1)		Target(2)		Maximum(3)
		(#)	(#)	($)	(#)	($)	(#)	($)
James Houck	3 years	15,070	0	0	15,070	492,940	22,605	739,410
David Dyck	3 years	20,404	0	0	20,404	667,415	30,606	1,001,112
Stephen Reynish	3 years	14,030	0	0	14,030	458,921	21,045	688,382
Simon Hatfield	3 years	18,429	0	0	18,429	602,813	27,644	904,219
Guy Turcotte	3 years	4,739	0	0	4,739	155,013	7,109	232,519

Notes:

(1)                                 Reflects total shareholder return in the bottom 25 percent of the peer group.

(2)                                 Reflects total shareholder return between 25 percent and 75 percent of the peer group. The dollar value is determined based on the closing share price of the Corporation’s Common Shares at the end of 2006.

(3)                                 Reflects total shareholder return in the top 75 percent of the peer group. The dollar value is determined based on the closing share price of the Corporation’s Common Shares at the end of 2006.

In 2006, the Corporation achieved its Target performance with a total shareholder return between 25 percent and 75 percent for fiscal 2006, resulting in the vesting of 29,568 PSUs held by Named Executive Officers in 2007, including the CEO.

Long Term Incentive Plan (Stock Options)

The Corporation has established a Stock Option Plan (the “Option Plan”) for the issuance of options to purchase Common Shares to officers and other selected employees of the Corporation and its subsidiaries to link a part of their compensation to the interests of the shareholders of the Corporation. The Corporation believes that the Option Plan encourages the achievement of long-term goals of the Corporation thus maximizing shareholder value.

The maximum number of Common Shares currently reserved for issuance pursuant to the Option Plan is 9,000,000 (approximately 6% of the issued and outstanding Common Shares as at May 1, 2007). Options are granted based on corporate performance as well as achievement of important individual targets which are determined on an annual basis. The Board has delegated authority to the Compensation Committee to issue options based on an approved set of guidelines. Option grants are generally made to senior employees of the Corporation upon hire, and are considered for all employees at the time of the annual performance review. Targets are established for the value of grants based on market comparators. Performance against individual and corporate goals modifies those targets. Target values are converted to options by calculating a per option value using the Black-Scholes methodology. The Compensation Committee also considers the number of options previously granted to executive officers in its determination to recommend further grants of options. Options are always priced using the closing share price on the day prior to the approval of grants by the Compensation Committee or the Board. Options are granted based on the terms established under the Plan and generally vest over four years in equal annual amounts of 25 percent of the total number of options granted. The options generally expire five years from the date of vesting. As at December 31, 2006, the Corporation had granted options to purchase 3,633,264 Common Shares (approximately 2% of the outstanding Common Shares as at December 1, 2006) and 2,162,923 Common Shares remained available for future option awards under the Option Plan. Of the options granted, options to purchase 1,725,028 Common Shares are held by the Named Executive Officers.

During fiscal 2006, stock options to acquire 966,540 Common Shares at prices ranging from $25.99 to $35.40 per share were awarded to 48 eligible optionees, including four of the Named Executive Officers. No options were issued to directors other than the options issued to the CEO in his capacity as an officer of

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the Corporation as described below. The Corporation discontinued awarding options to non-management directors in 2003.

Compensation of the CEO

The compensation of the CEO is determined by the Compensation Committee. Consistent with the other Named Executive Officers, it is comprised of base salary and benefits, short term, medium term and long term incentives. For 2006 performance, the CEO was awarded 178,640 options to purchase Common Shares and 15,070 PSUs, both of which will vest over time in accordance with plan terms. See the “Summary Compensation Table” for more detail.

The methodology for setting the CEO’s base salary is consistent with the Corporation’s practice for all employees. Incentive Compensation for the CEO is directly tied to the performance of the Corporation as well as achievement of individual goals established with the Compensation Committee. Corporate performance objectives include the relative increase in the share price of the Corporation compared to a peer group of issuers with significant oil sands assets, production volume and cost goals, safety record and growth targets. The 2006 individual performance goals for the CEO focused on building organizational capability and leadership development of the executive management team.

Submitted by the Compensation Committee:

John W. Lill, Chairman

Fred Dymet

Oyvind Hushovd

Executive Compensation

The following table discloses, for the periods indicated, total compensation received by the following executive officers: (i) the Corporation’s CEO; and (ii) the Corporation’s Chief Financial Officer; and (iii) the Corporation’s three most highly compensated executive officers (other than the CEO and Chief Financial Officer) whose total salary and bonus exceeded $150,000 in respect of fiscal 2006. During fiscal 2006, the Corporation had five Named Executive Officers.

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Summary Compensation Table

		Annual Compensation				Long-Term Compensation
						Awards		Payouts
Name and Principal Position	Year	Salary		Bonus(1)	Other Annual Compensation(3)	Securities Under Options Granted(5)	Shares or Units subject to resale restrictions(2)(5)	LTIP Payouts	All Other Compensation(4)
		($)		($)	($)	(#)	($)	($)	($)

James C. Houck (6) President and CEO	2006 2005	475,000 320,481	(10) (10)	217,400 199,100	N/A N/A	178,640 150,000	488,268 Nil	Nil Nil	38,000 25,638

David A. Dyck(7)(13) Senior Vice President Finance and Chief Financial Officer	2006 2005 2004	313,000 279,920 250,000	(11)	108,900 103,700 57,400	N/A N/A N/A	63,410 45,300 21,231	337,608 166,831 143,385	Nil Nil Nil	25,040 22,660 20,000

Stephen Reynish(8) Executive Vice President and Chief Operating Officer	2006 2005	360,000 330,052		139,700 184,600	N/A N/A	85,990 60,000	454,572 Nil	Nil Nil	28,800 26,528	(13)

Simon Hatfield (9) Vice President and Managing Director, Oil & Gas	2006	300,000		73,800	N/A	66,610	356,724	Nil	24,000

Guy J. Turcotte(12) Chairman	2006 2005 2004	230,000 291,101 450,000	(12) (12) (11)	Nil Nil Nil	N/A N/A N/A	Nil Nil Nil	94,385 47,328 Nil	Nil Nil Nil	Nil 10,538 36,000

Notes:

(1)                                 Reflected in the year earned pursuant to the short term incentive plan although paid in the following year.

(2)                                 Refers to the value of the PSUs granted on February 24, 2004, February 28, 2005, February 22, 2006 and September 8, 2006 (for Mr. Turcotte only) under the PSU Plan, determined based on the number of PSUs granted and the closing trading price of the Corporation’s Common Shares, on the respective dates of grant. PSUs vest in equal amounts over a three year term and are subject to the satisfaction of certain performance criteria as described under “Report on Executive Compensation – Medium Term Incentive Plan”. The PSUs may be payable or forfeited on February 15 of each year, based upon Western’s relative total shareholder return. Until Common Shares are deliverable under the PSU Plan, there are no rights to receive dividends on such Common Shares or exercise voting rights in respect of such Common Shares. For a description of the aggregate number of PSUs held by each of the Named Executive Officers together with the value of such PSUs as at December 31, 2006, see “Report on Executive Compensation - Medium Term Incentive Plan”.

(3)                                 The aggregate amount of such compensation is not greater than $50,000 or 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year specified.

(4)                                 Represents contributions by the Corporation to defined contribution plans.

(5)                                 Number of options and PSUs granted has been adjusted to reflect the share split on a three for one basis effective May 30, 2005.

(6)                                 Mr. Houck was appointed President and CEO effective April 15, 2005. Mr. Houck’s base salary for 2007 has been set at $515,000.

(7)                                 Mr. Dyck’s base salary for 2007 has been set at $330,000.

(8)                                 Mr. Reynish’s base salary for 2007 has been set at $390,000.

(9)                                 Mr. Hatfield’s base salary for 2007 has been set at $310,000.

(10)                           Directors, officers, senior management and employees of Western can elect to receive all or a portion of their annual cash compensation in the form of Deferred Share Units. During fiscal 2006, Mr. Houck elected to defer $118,750 of his salary reflected in the amount set forth in salary in exchange for 3,905 Deferred Share Units. During fiscal 2005, Mr. Houck elected to defer $26,250 of his salary reflected in the amount set forth in salary in exchange for 954 Deferred Share Units. See “Compensation of Directors - Deferred Share Unit Plan”.

(11)                           Salaries reported represent amount established as at the end of the reporting period.

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(12)                           Mr. Turcotte resigned as President and CEO effective April 15, 2005 and was appointed Chairman of the Board, replacing Geoffrey A. Cumming. Amounts shown for 2005 salary include payment of a proportionate amount of the Chairman’s stipend.

(13)                           Does not include a housing allowance of $21,250 paid to Mr. Reynish during the time Mr. Reynish worked in Fort McMurray in 2005 seconded to the Athabasca Oil Sands Joint Venture.

Options Granted During the Year Ended December 31, 2006

The following table sets forth the options granted to the Named Executive Officers of the Corporation in fiscal 2006.

Name	Securities Under Options Granted(1) (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date(2)
James C. Houck	178,640	18	33.62	33.62	February 22, 2015
David A. Dyck	63,410	7	33.62	33.62	February 22, 2015
Stephen Reynish	85,990	9	33.62	33.62	February 22, 2015
Simon Hatfield	66,610	7	33.62	33.62	February 22, 2015
Guy J. Turcotte	Nil	N/A	N/A	N/A	N/A

Notes:

(1)                                 Represents stock options to acquire Common Shares.

(2)                                 Stock options generally vest over four years in equal annual amounts of 25% of the total outstanding stock option. The stock options generally expire five years from the date of vesting.

Aggregate Option Exercises During the Year Ended December 31, 2006 and Option Values as at December 31, 2006

The following table sets forth all options exercised during the financial year ended December 31, 2006 and the financial year-end values for options granted to the Named Executive Officers of the Corporation.

Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options at FY-End Exercisable/ Unexercisable(1)(2)
	(#)	($)	(#)	($)
James C. Houck	Nil	N/A	37,500/291,140	567,251/1,701,753
David A. Dyck	25,000	782,668	303,242/125,099	8,040,728/1,099,440
Stephen Reynish	75,000	1,563,951	15,000/220,990	109,650/2,315,049
Simon Hatfield	57,233	1,281,725	26,250/107,057	620,288/803,808
Guy J. Turcotte	225,000	5,343,750	675,000/0	16,679,250/0

Notes:

(1)                                 The closing price of the Corporation’s shares on the TSX on December 29, 2006 was $32.71.

(2)                                 Calculated by multiplying the number of Common Shares purchasable on exercise of the options by the difference between the market price of the Common Shares at December 29, 2006 and the exercise price of the options.

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Executive Contracts

Western has entered into a standard form change of control and severance agreement with each member of the senior management team including the current Named Executive Officers, excluding Mr. Turcotte. These agreements provide that if there is a change of control of Western and that individual’s services are no longer required, the individual will receive a severance payment, ranging by officer, between 18 and 24 months annual salary, plus a discretionary bonus for an equivalent period (which shall be between 37.5% and 100% of annual salary based on position) plus an additional 19.5% to 26% of annual salary for loss of benefits and prerequisites (less applicable withholdings). If the services of the individual are terminated by Western without cause or by the individual as a result of a materially detrimental change in the terms of employment, that individual will receive a severance payment equal to 12 months annual salary plus 12 months discretionary bonus (which shall be between 25% to 50% of annual salary based on position) plus an additional 13% of annual salary for loss of benefits and prerequisites (less applicable withholdings).

Compensation of Directors

Directors are remunerated based on their expertise and time commitment provided to the Corporation. The compensation paid to the Corporation’s Board and Committee members is set forth in the table below. Directors receive an annual award of performance share units which is intended to align the interests of the directors with those of the Shareholders. As detailed in the section “Medium Term Incentive Plan (Performance Share Units)”, PSUs vest over a three-year period based on the Corporation’s share performance relative to a peer group.

	2006 Amount
Chairman Stipend	$230,000	(1)
Lead Director Stipend	$80,000	(1)
Annual Retainer	$25,000
Board Meeting Fee (in person)	$2,000
Board Meeting Fee (telephone)	$400
Annual Committee Retainer	$4,000
Annual Committee Chair Retainer	$8,000
Annual Audit Committee Retainer	$6,000
Annual Audit Committee Chair Retainer	$12,000
Committee Meeting Fee (in person)	$1,500
Committee Meeting Fee (telephone)	$400
Annual Grant of Performance Share Units	$83,000	(2)

Notes:

(1)     Effective as of the 2006 Annual and Special Meeting, the Chairman’s stipend was increased to $230,000 per annum and Western established a Lead Director stipend of $80,000 per annum. Previously, the Chairman’s stipend was $225,000.

(2)     Represents the value of the PSUs granted to each director. The number of PSUs awarded is determined by dividing the value by the average trading price for the last 10 trading days of 2005.

Total cash compensation paid to directors during fiscal 2006 was $553,142. In addition, each director that was on the Board as of February 22, 2006 was granted 3,140 PSUs pursuant to the PSU Plan. Where their employment so permits, directors are required to hold a number of Common Shares in the Corporation which is equivalent in value to five times their annual retainer ($125,000). This position can be accumulated over a period of five years. For details regarding share ownership by directors, see “Business of the Meeting - Director’s Background”.

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Deferred Share Unit Plan

The Corporation has a Deferred Share Unit Plan (the “DSU Plan”), whereby directors, officers, senior management and employees of the Corporation can elect to receive all or a portion of their annual cash compensation in the form of Deferred Share Units (“DSU”). Under the DSU Plan, notional share units are issued for the elected amount which is based on the then current market price of the Corporation’s Common Shares. Upon cessation of office or services, termination of employment or retirement, the units are settled in cash or Common Shares of the Corporation as determined by the Corporation. Final DSU redemption amounts are subject to change depending on the Corporation’s share price at the time of settlement. Accordingly, the Corporation revalues the DSUs on each reporting date with any changes in value recorded as an adjustment to compensation expense in the period. During fiscal 2006, no DSUs were redeemed for cash or Common Shares of the Corporation. The Corporation had 19,852 DSUs outstanding at December 31, 2006.

EQUITY PLAN COMPENSATION

The Option Plan and the PSU Plan represent all of the equity compensation plans adopted by the Corporation. The following table details the securities authorized for issuance under such Plans as at December 31, 2006. For a description of these Plans, see the section entitled “Executive Compensation and Remuneration of Directors – Report on Executive Compensation”.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,870,934	(1)	$15.79	(2)	7,004,275	(3)
Equity compensation plans not approved by security holders	Nil		N/A		Nil
Total:	3,870,934		$15.79		7,004,275

Notes:

(1)         Pursuant to the PSU Plan, Unit Awards may not exceed 3% of the aggregate number of Common Shares outstanding from time to time; provided that the total number of Common Shares reserved for issuance under the Option Plan and PSU Plan may not exceed 10% of the Common Shares outstanding from time to time. The number of shares reflected for the PSU Plan is based on the assumption that the total shareholder return of the Corporation relative to the peer group is at the target level for the outstanding PSUs. The Common Shares to be delivered to grantees of PSUs awarded pursuant to the PSU Plan may be, in the sole discretion of the Board, either acquired through the facilities of the TSX or issued by the Corporation from treasury. To date, all awards of vested PSUs have been satisfied through the delivery of Common Shares acquired through the facilities of the TSX.

(2)         Weighted exercise price refers to stock option awards only.

(3)         The number of Common Shares issuable pursuant to the PSU Plan will automatically increase as the number of issued and outstanding Common Shares increases.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any director (including any proposed director) or executive officer of the Corporation, any person or company beneficially owning, directly or indirectly, or exercising control or direction over, or a combination of both, more than 10% of the Corporation’s voting securities, or any associate or affiliate of such person in any transaction since commencement of  the last fiscal year or in any proposed transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries.

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CORPORATE GOVERNANCE

Western’s Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of its shareholders but that it also promotes effective decision making at the Board level. The Board is of the view that its approach to corporate governance is appropriate and complies with the guidelines established pursuant to National Instrument 58-201, Corporate Governance Guidelines (“NI 58-201”). In addition, the Board monitors and considers for implementation by Western the corporate governance standards which are proposed by various Canadian regulatory authorities or which are published by various non-regulatory organizations in Canada.

Board of Directors

Independence

The Board has adopted governance guidelines consistent with NI 58-201 which provide, among other things, that the Board shall consist of a majority of independent directors.

The Board currently consists of ten directors who provide a wide diversity of business experience. Eight of the Board members are independent directors as such term is defined by National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”). Each of the independent directors has no direct or indirect material relationship with Western, including any business or other relationship, which could reasonably be expected to interfere with the director’s ability to act with a view to the best interest of Western or which could reasonably be expected to interfere with the exercise of the director’s independent judgement. The following table sets for the Board’s determinations with respect to independence of those individuals who served as directors during 2006.

Independence Status of Current Directors
Name	Management	Independent	Not Independent	Reason for Non- Independent Status
David J. Boone		✓
Geoffrey A. Cumming		✓
Tullio Cedraschi		✓
James Houck	✓		✓	Mr. Houck is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he is currently the President and CEO of Western.
Oyvind Hushovd		✓
John W. Lill		✓
Randall Oliphant		✓
Robert G. Puchniak		✓
Guy J. Turcotte			✓	Mr. Turcotte is not considered by the Board to be an independent director within the meaning of NI 58-101 in that he served as Western’s President and CEO within the past three years.
Mac H. Van Wielingen		✓

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Fred Dyment was appointed to the Board on January 1, 2007 to fill the vacancy created by the resignation of Tullio Cedraschi. Mr. Dyment is an independent director.

The members of the Board have diverse backgrounds and expertise, and were selected in the belief that Western benefits significantly from a broad range of experience and talent. The Board is committed to reviewing the number of directors regularly and currently considers the current complement of  directors to be appropriate for the Corporation’s size and a number that facilitates effective decision-making, as well as an appropriate mix of backgrounds and skills for the stewardship of the Corporation.

Other Directorships

The names of all other reporting issuers on which each director serves as a director is set out in this Information Circular under the heading “Business of the Meeting - Election of Directors”.

Board Meetings

The Board holds a minimum of four regular meetings each year, as well as additional meetings as required. The Board has determined that an in camera session of the directors will be held at each regularly scheduled Board meeting so that the Board will have an opportunity to meet without the presence of management.

For the year ended December 31, 2006, there were 17 meetings of the independent directors. Directors are expected to maintain a minimum 75% attendance record for all Board and Committee meetings.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required at the expense of the Corporation whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

Chairman of the Board

The Board has appointed Guy Turcotte, the former President and CEO of the Corporation, to act as the Chairman of the Board. Given Mr. Turcotte’s position as an executive officer of the Corporation during the past three years, pursuant to applicable securities legislation he is not considered to be independent. To ensure the Board acts independently of management and properly discharges its responsibilities, the Board has selected Mr. Cumming, the former Chairman of the Board, to act as the Lead Director to chair in camera sessions of the independent directors. These sessions are held as part of each regularly scheduled meeting, with additional meetings as requested by the independent directors.

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Attendance Record

The attendance record for each director for all Board and Committee meetings held during the year ended December 31, 2006 is set out below:

Number of Meetings Attended
Name of Director	Board	Audit Committee	Governance and Nominating Committee	Compensation Committee	Health, Safety and Environment Committee	Reserves and Business Risk Committee
David J. Boone	17 of 17	N/A	N/A	N/A	3 of 3	4 of 4
Tullio Cedraschi	13 of 14 (1)	N/A	N/A	6 of 7(1)	2 of 2(1)	N/A
Geoffrey A. Cumming	17 of 17	N/A	3 of 3	N/A	N/A	3 of 4
James C. Houck	17 of 17	N/A	N/A	N/A	N/A	N/A
Oyvind Hushovd	17 of 17	1 of 1 (2)	3 of 3	7 of 7	N/A	N/A
John W. Lill	17 of 17	N/A	N/A	7 of 7	3 of 3	N/A
Randall Oliphant	15 of 17	4 of 4	N/A	N/A	N/A	4 of 4
Robert G. Puchniak	15 of 17	4 of 4	N/A	N/A	N/A	N/A
Guy J. Turcotte	17 of 17	N/A	N/A	N/A	N/A	N/A
Mac H. Van Wielingen	14 of 17	3 of 3(3)	3 of 3	N/A	N/A	N/A

Notes:

(1)          Mr. Cedraschi resigned from the Board on October 16, 2006.

(2)          Mr. Hushovd was appointed to the Audit Committee during 2006 and attended the one meeting subsequent to his date of appointment.

(3)          Mr. Van Wielingen  stepped down from the Audit Committee during 2006 and attended all meetings prior to that time.

(4)          Mr. Fred Dyment was appointed to the Board and its Audit and Compensation Committees effective January 1, 2007.

Mandate of the Board

Pursuant to applicable corporate legislation, the Board has responsibility for the stewardship of the Corporation. The Board has adopted a formal written mandate and operating guidelines setting out the Board’s stewardship responsibilities. In carrying out this mandate, the Board meets regularly and a broad range of matters are discussed and reviewed for approval. The Board participates with management in the development and approval of the Corporation’s strategic plan, which takes into account the Corporation’s opportunities and risks associated with its business. The Board also approves all overall plans and strategies, budgets, internal controls and management information systems, risk management programs as well as interim and annual financial and operating results. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to the Corporation’s strategy. The Board’s participation in the strategic planning process involves consideration of the principal risks inherent in the Corporation’s business. The Audit Committee of the Board addresses specific risks and risk management in its review of the Corporation’s financial statements. The Board, as a whole, with the assistance of the Health, Safety and Environment Committee and the Reserves and Business Risk Committee, as necessary, address specific risks and risk management related to the Corporation’s environment, health and safety activities, compliance with applicable rules and regulations, and risk management and risk philosophies relating to the Corporation’s activities, including financial and marketing matters. The Board is also responsible for the approval of all major transactions, including equity issuances as well as for the Corporation’s debt and

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borrowing policies. The Board strives to ensure that actions taken by the Corporation correspond closely with the objectives of the shareholders. The Board meets at least once annually to review in depth the Corporation’s strategic plan and it reviews the Corporation’s resources which are required to carry out the Corporation’s strategy and to achieve its objectives.

A copy of the Terms of Reference of the Board is attached as Schedule “A” to this Information Circular.

Position Descriptions

Chairman of the Board

The Board has adopted terms of reference with respect to the Chairman of the Board’s role. The Chairman is responsible for ensuring that the Board is alert to its obligations to the Corporation and its shareholders and, in consultation with the Governance and Nominating Committee, ensures prospective Board members understand the role and contribution of directors. The Chairman maintains a liaison and communication with all directors and Committee Chairs to co-ordinate input from directors, and optimize the effectiveness of the Board and its Committees. The Chairman is also responsible for ensuring that the Board receives adequate and regular updates from the CEO on all issues important to the welfare and future of the Corporation. In collaboration with the CEO, the Chairman facilitates requests for information by directors or Committees of the Board and ensures such information is provided and meets their needs. The Chairman, in conjunction with the Lead Director and the Chair of the Governance and Nominating Committee, is also responsible for reviewing director conflict of interest issues as they arise.

The Chairman of the Board is responsible for overseeing and setting agendas for meetings of the Board, for the quality of information sent to directors and for providing advice, counsel and mentorship to the CEO and fellow directors.

Lead Director

Western has appointed a Lead Director, who is an independent director, to chair in camera sessions of the independent directors to ensure that the Board can function effectively independent of management. The Lead Director is responsible for assessing conflicts of interest or perceived conflicts of interest involving the Chairman and meeting with all of the directors to assess the performance of the Chairman. In conjunction with the Chairman, the Lead Director reviews director conflict of interest issues as they arise. The Lead Director also provides support to the Governance and Nominating Committee to develop director criteria and identify candidates to be recommended for appointment to the Board and chairs meetings of the independent directors.

Chairs of Committees

Pursuant to the mandate of the applicable Committees, the Chair of each Committee is responsible for conducting the meetings of such Committee, ensuring the responsibilities of such Committee are discharged and reporting to the Board in respect of the business of such Committees. The Board has established guidelines for the conduct of its Committees.

CEO

Day-to-day leadership and management of the Corporation are the responsibility of the President and CEO and other management, subject to the Board’s stewardship. The CEO is responsible to lead and manage the Corporation within parameters established by the Board and relevant Committees. The CEO is also responsible for developing and recommending strategic plans to the Board and for involving the Board in the

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early stages of strategy development. Additionally, the CEO is expected to successfully implement capital and operating plans; report regularly to the Board on the progress and results compared with the operating and financial objectives, and initiate courses of action for improvement; develop and maintain a sound, effective organization structure; and ensure progressive employee training and development programs. The Board and the CEO have developed a written position description to articulate these responsibilities.

Orientation and Continuing Education

New directors are provided with an orientation and education program which includes written information about the duties and obligations of directors, the role of the Board and its Committees, the expected contributions of individual directors and the business and operations of Western. New directors are also provided the opportunity to participate in meetings and discussions with senior management and other directors and new directors are also encouraged to visit the operations of the Corporation. In 2006, all ten directors visited the Athabasca Oil Sands Project and two Environment, Health and Safety Committee meetings were held at the mine and upgrader sites. The details of the orientation of each new director are tailored to that director’s individual needs and areas of expertise.

Directors are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at the quarterly Board meetings. Special presentations on specific business operations are also provided to the Board. Special presentations generally relate to the identification and evaluation of new business opportunities and initiatives or the expansion or augmentation of existing business activities.

Ethical Business Conduct

The Board has adopted a written Code of Ethics and Business Conduct (the “Code”) for directors, officers and employees of the Corporation and its subsidiaries. A copy of the Code was filed on November 24, 2006 and is accessible through SEDAR at www.sedar.com. A copy of the Code may also be obtained upon request by contacting the Corporation at Suite 2400, Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta, T2P 5E9, telephone:  (403) 233-1700.

The Code demonstrates the Corporation’s commitment to conducting business ethically, legally and in a fiscally, environmentally and socially responsible manner. It sets forth best practices to which each employee, director and officer is expected to adhere and acknowledge; this acknowledgement is an annual requirement.

The Code provides that directors, officers and employees must, among other things: (a) at all times comply fully with applicable law and respect their intent; (b) always act in the best interest of the Corporation; (c) avoid situations that may result in a conflict or perceived conflict between the interests of the Corporation; (d) provide full disclosure of any actual or potential conflicts of interest in accordance with applicable legislation; (e) maintain the confidentiality of all non-public information relating to the Corporation; (f) protect the property of the Corporation and use such property only for authorized business purposes; and (g) conduct operations with the aim of preventing and minimizing adverse effects on the environment and safeguard life and health.

Compliance with the Code is monitored by the Board. Where a director or officer has any interest in or a perceived conflict involving a contract or business relationship with the Corporation, that director or officer is excluded from all discussions and deliberations regarding the contract or relationship and such director abstains from voting in respect thereof. Members of the Board and executive officers have disclosed to the Corporation all directorships held by such member and the existence and nature of any interests that could result in a conflict situation with the Corporation. To the knowledge of the Board, there have been no departures from the Code during the year ended December 31, 2006 that would require the filing of a material change report.

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The Board has also adopted a policy relating to the reporting of inappropriate activity to encourage and promote a culture of ethical business conduct. This policy is intended to encourage and facilitate the reporting of (a) questionable accounting, internal accounting controls and/or auditing matters, (b) the reporting of fraudulent financial information to shareholders, regulatory authorities and the financial markets, and (c) conduct which results in a violation of law by the Corporation or in substantial mismanagement of the Corporation’s resources that, if proven, would constitute a criminal offence or reasonable grounds for dismissal of the person engaging in this conduct, without the fear of recrimination, retaliation or harassment.

Nomination of Directors

With the oversight of the Lead Director, the Board is responsible for succession planning at the Board and senior management levels. The Board has constituted a Governance and Nominating Committee comprised of independent directors which is responsible for nominating new directors and assessing the Board as well as individual directors on an ongoing basis. With respect to new directors, the full Board determines the competencies, skills and personal qualities that the Governance and Nominating Committee should seek in new Board members to add value to the Corporation.

Compensation

The Board has constituted a Compensation Committee comprised of independent directors. Members of the Compensation Committee have been selected on the basis of their knowledge and experience in executive compensation matters. The Compensation Committee is responsible for reviewing and making recommendations to the Board with respect to the salary and other remuneration to be awarded to senior executives of Western. It also makes recommendations to the Board in respect of all other compensation matters including long, medium and short term incentives such as bonuses, stock option and performance share unit plans and other benefits and is responsible for developing these programs. The Committee is responsible for ensuring that the Corporation’s compensation is linked to meaningful and measurable performance targets. Consultants are periodically retained to obtain this information and to assess the Corporation’s relative performance to its peer group. The Compensation Committee also reviews succession plans for key management positions within the Corporation, human resource policies and plans and the performance and development of the CEO and other senior officers of the Corporation. See “Report on Executive Compensation”.

The Compensation Committee met seven times during 2006. At each meeting of the Compensation Committee a portion is held without management present and any director can request additional time for this purpose.

In 2006, Hay provided compensation consulting services to management of the Corporation. Specific items in 2006 included consulting on the preparation and delivery of a presentation to employees on the Corporation’s compensation philosophy and practices, a review of the Corporation’s performance-based incentive compensation design and evaluations of positions from professional to executive levels against the Corporation’s salary grade structure. The Corporation paid Hay approximately $46,000 in fees in fiscal 2006 for Hay’s consulting services.

In 2006, Mercer acted as independent compensation advisor to the Compensation Committee regarding the compensation practices of the Corporation in comparison to its direct comparators and other widely held employers. Mercer provided advice to the Compensation Committee in 2006 regarding a review of director compensation, compliance with Canadian Coalition for Good Governance protocols and the Corporation’s 2006 Management Information Circular. Decisions made by the Compensation Committee, however, are the responsibility of the Compensation Committee and may reflect factors and considerations

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other than information and recommendations provided by Mercer. For fiscal 2006, Mercer’s fees as the Compensation Committee’s advisor totalled approximately $54,000.

In 2006, the Compensation Committee also retained HCI to provide advice on the competitiveness and appropriateness of compensation programs for the Corporation’s senior management and on such other matters as requested by the Compensation Committee from time to time. HCI bills on a fee for service basis. No assignments were undertaken under this mandate in 2006 and no fees were paid to HCI.

In addition, for 2006 Mercer consulted to management on various retirement, health and other group benefits for employees. All services provided by Mercer to the Corporation, beyond Mercer’s role as advisor to the Compensation Committee, require a written pre-approval by the Chair of the Compensation Committee of the scope of work and related fees. The Corporation paid Mercer approximately $28,000 in fees in fiscal 2006 for these consulting services.

Other Board Committees and their Mandates

The Board presently has five standing Committees of the Board, being an Audit Committee, a Governance and Nominating Committee, a Compensation Committee, a Health, Safety and Environment Committee and a Reserves and Business Risk Committee. Each of these Committees has been constituted with independent unrelated directors. In addition to the five standing committees, the Board has sanctioned a committee of independent directors (“Ad Hoc Committee”).

Ad Hoc Committee

The Ad Hoc Committee, comprised of Messrs. Van Wielingen (Chair), Cumming, Puchniak and Oliphant, provides oversight to management and the Corporation’s financial advisors that were retained in 2006 to evaluate the Corporation’s strategic options. This Committee’s role is to direct the scope of work activities, to advise the Board on a timely and regular basis and to make recommendations to the Board. It is not a standing committee of the Board. It meets periodically with management, the financial advisors and calls upon legal counsel for assistance from time to time.

Audit Committee

The Audit Committee was comprised of Messrs. Puchniak (Chair) and Oliphant for all of 2006. Mr. Hushovd was appointed in 2006 and Mr. Dyment on January 1, 2007. All are independent and financially literate as defined by Multilateral Instrument 52-110 - Audit Committee. The chair of the Audit Committee, Robert Puchniak, holds a chartered financial analyst designation, has accounting and financial expertise and is the Chief Financial Officer of a major private corporation. As such, Mr. Puchniak has been determined to be a “financial expert”.

The Audit Committee reviews and approves Western’s interim unaudited consolidated financial statements and reviews the annual audited consolidated financial statements and certain corporate disclosure documents including the annual information form, management’s discussion and analysis, annual and interim earnings press releases, offering documents including all prospectuses and other offering memoranda before they are approved by the Board. The Audit Committee reviews and makes a recommendation to the Board in respect of the appointment and compensation of the external auditor and it monitors accounting, financial reporting, control and audit functions. The Audit Committee meets to discuss and review the audit plans of the external auditors and it is directly responsible for overseeing the work of the external auditor with respect to the preparing or issuing of the auditor’s report or the performance of other audit, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting. The Audit Committee questions the external auditor independently of management and reviews a written statement of its independence based on the criteria found in the recommendations of the Canadian

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Institute of Chartered Accountants. The Audit Committee must be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements and it periodically assesses the adequacy of those procedures. The Audit Committee must approve or pre-approve, as applicable, any non-audit services to be provided to the Corporation by the external auditor. It also reviews the internal control systems to determine their adequacy and effectiveness particularly relating to financial reporting matters. The Audit Committee has established procedures for dealing with complaints or confidential submissions which come to its attention with respect to accounting, internal accounting controls or auditing matters.

See the Section entitled “Audit Committee” and Appendix C “Audit Committee Charter” in Western’s Annual Information Form dated March 1, 2007 for more information about the Audit Committee, including the Audit Committee’s charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as Audit Committee policies and procedures for engaging the Corporations external auditor.

The Audit Committee met four times in 2006.

Governance and Nominating Committee

The Governance and Nominating Committee is comprised of Messrs. Van Wielingen (Chair), Cumming and Hushovd who are each independent directors as defined by NI 58-101.

The Governance and Nominating Committee’s mandate is to annually assess the effectiveness of the Board as a whole, the various other Committees as well as individual directors, with particular focus on the Chairman of the Board and the Chairs of the various Committees, all in accordance with the standards established by the Board. Such assessments consist of a confidential peer-review survey and performance evaluations. The Governance and Nominating Committee also assesses the Corporation’s approach to corporate governance and monitors the relationship between management and the Board. It is also mandated to undertake those initiatives as are necessary to maintain a high standard of corporate governance practices and ensure ongoing compliance with the rules and policies of applicable regulatory authorities with respect to corporate governance. This Committee is responsible for recommending candidates to the Board for nomination as directors and for the composition of various Board Committees and for recommendations regarding Chairmanship of the Board. Directors are encouraged to update their knowledge of the Corporation by meeting with management and also by familiarizing themselves with its operations.

Directors are selected through a rigorous process where numerous requirements must be satisfied in order to ensure an appropriate balance of skills and experience. As a guideline, the directors of the Board are expected to maintain a minimum 75% attendance record.

The Governance and Nominating Committee, together with the Compensation Committee, also reviews and recommends compensation for Board and Committee service.

The Governance and Nominating Committee is also responsible for supervising and overseeing the Disclosure Committee which is comprised of management representatives. The Disclosure Committee’s mandate is to (i) determine when events, developments, changes or other facts constitute material information or a material change in the affairs of the Corporation, (ii) review and, as necessary, assist in the development of disclosure controls and procedures, (iii) monitor and evaluate the effectiveness of the Corporation’s disclosure controls and procedures, and (iv) review and approve of certain specified public disclosures. As the Disclosure Committee is a management-based committee, it meets as required to evaluate disclosure obligations and review proposed public disclosures.

The Governance and Nominating Committee met three times in 2006.

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Health, Safety and Environment Committee

The Health, Safety and Environment Committee is presently comprised of Messrs. Boone (Chair) and Lill who are each independent directors as defined by NI 58-101. Mr. Cedraschi was the third member of this Committee up to his resignation on October 16, 2006. The Health, Safety and Environment Committee’s mandate is to monitor the health, safety and environmental practices and procedures of Western and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. It reviews, reports and, when appropriate, makes recommendations to the Board on the Corporation’s policies and procedures related to health, safety and the environment.

The Health, Safety and Environment Committee met three times on the site of the mining and upgrading operations in 2006.

Reserves and Business Risk Committee

The Reserves and Business Risk Committee is comprised of Messrs. Oliphant (Chair), Boone and Cumming who are each independent directors as defined by NI 58-101. The Reserves and Business Risk Committee’s mandate is to (i) establish guidelines and procedures to assist management in identifying the principal risks of the Corporation’s business and implement appropriate systems to manage, mitigate and assess those risks and (ii) assist the Board in fulfilling its oversight responsibilities generally and under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. In fulfilling its mandate, the Reserves and Business Risk Committee meets with the independent qualified reserves evaluator to review the evaluation report of the Corporation’s bitumen reserves, the corporate summary of the reserves and future net revenues of the oil sands properties and other related matters. In addition, it reviews the selection and qualifications of the qualified independent evaluator, the scope of work and the consistency of practices, standards and definitions applied in connection with the evaluation.

The Reserves and Business Risk Committee met four times in 2006.

Disclosure Committee

In addition to the Committees comprised of its Directors, the Board, in conjunction with the Governance and Nominating Committee, has established a Disclosure Committee to assist the Board in discharging its oversight responsibilities with respect to the Corporation’s disclosure controls, policies and procedures. The Disclosure Committee is comprised of the CEO, Chief Financial Officer, Chief Operating Officer, General Counsel, Treasurer and Manager, Investor Relations and Communications. This Committee is subject to the supervision and oversight of the Governance and Nominating Committee and retains outside counsel for advice and direction periodically and as needed.

Assessments

The Governance and Nominating Committee has been mandated to manage assessments of the Board as a whole, the Committees of the Board, the Chairman of the Board and the other individual directors on an ongoing basis. Evaluations regarding the effectiveness and contribution of the directors are completed by each director on an annual basis and the results are analyzed with the appropriate follow-up action taken where required. The Chairman of the Compensation Committee is responsible for the CEO’s annual review. This assessment includes an annual 360° Assessment of the CEO, achievement of personal goals measured against agreed-upon targets and overall leadership effectiveness, as well as other relevant data considered as part of the incentive compensation review process.

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BUSINESS OF THE MEETING

Receipt of the Financial Statements and Auditors’ Report

The Financial Statements of the Corporation for the year ended December 31, 2006 and the auditors’ report thereon will be placed before the Shareholders at the Meeting.

Under National Policy 51-102 – Continuous Disclosure Obligations, a person or corporation who in the future wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or corporation is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy to Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, T2P 1T1.

Election of Directors

At present, the Board may consist of a minimum of one and a maximum of twelve directors. It is proposed that eight persons be elected as directors at the Meeting. Each of the proposed nominees is currently serving as a director of the Corporation and has served as a director continuously since appointment.

Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion. All directors elected at the Meeting will hold office until the close of the next annual meeting of shareholders following their election or until their successor is duly elected or appointed or the director vacates such office.

The following table sets forth, for all persons proposed to be nominated for election as directors, all positions and offices with the Corporation now held by them, their current principal occupations, the periods during which they have served as directors of the Corporation, and the number of voting shares, options, PSUs and DSUs of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction, as of May 1, 2007.

DIRECTOR’S BACKGROUND

Nominee for Election as Director	Common Shares Owned, Controlled or Directed(1)	Outstanding Options / Unit Awards(2)	Current Public Board Memberships

David J. Boone(7)(8) Calgary, Alberta	5,206	8,180 PSUs 2,947 DSUs	Harvest Energy Trust (formerly Viking Energy Trust)

Age: 51

Year Appointed: 2005

Biography:

President of Escavar Energy Inc., a private oil and gas corporation, since 2003. Prior to that, Executive Vice-President of EnCana Corporation and President of EnCana’s Offshore and International Division. From 2000 to 2002, Executive Vice-President and Chief Operating Officer of one of EnCana’s two predecessor companies, PanCanadian Energy. Chairman of the Canadian Association for the World Petroleum Council since 2005.

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Nominee for Election as Director	Common Shares Owned, Controlled or Directed(1)	Outstanding Options / Unit Awards(2)	Current Public Board Memberships

Fred J. Dyment (11) Calgary, Alberta	0	3,840 PSUs	ARC Energy Trust Tesco Corporation ZCL Composites Inc. Transglobe Energy Corporation

Age: 58

Year Appointed: 2007

Biography:

Independent businessman. Formerly, CEO of Ranger Oil Limited (sold to Canadian Natural Resources Limited in 2000) with increasingly senior positions prior thereto, including Chief Financial Officer. Mr. Dyment also served as Governor of the Canadian Association of Petroleum Producers (CAPP) from 1995 - 1997. He holds a Chartered Accountant designation

James C. Houck Calgary, Alberta	38,900	328,640 Options 32,859 PSUs 4,503 DSUs

Age: 59

Year Appointed: 2005

Biography:

President and CEO of the Corporation since April 2005. Previously principal of FrontStreet Partners, a private United States investment firm, since 2003. President of Chevron’s Worldwide Power and Gasification Inc. from 1998 to 2003. President of Texaco Development Corporation from 1996 to 2001. Governor of the Canadian Association of Petroleum Producers.

Oyvind Hushovd(4)(5)(6) Kristiansand, Norway	3,831	75,000Options 8,180 PSUs 2107 DSUs	Cameco Corporation Gabriel Resources Ltd. Innet Mining Corporation Lion Ore Mining International Ltd.

Age: 57

Year Appointed: 2003

Biography:	Chairman and CEO of Gabriel Resources Ltd., a public mining corporation, from March 2003 to May 2005. President and CEO of Falconbridge Ltd., a public mining corporation, from 1996 to February 2002.

John W. Lill(6)(7) Toronto, Ontario	11,725	55,000 Options 8,180 PSUs	Dynatec Corporation FNX Mining Company Inc.

Age: 55

Year Appointed: 2003

Biography:

Executive Vice President and Chief Operating Officer of Dynatec Corporation, a mining corporation, since November 2003. President and Chief Operating Officer (Base Metals) with BHP Billiton, a mining corporation, from 2001 to 2003 and Chief Operating Officer (Copper) with BHP Billiton from 2000 to 2001. From 1998 to 2001, Vice President of Mining Operations for Rio Algom Ltd., a mining corporation.

23

Nominee for Election as Director	Common Shares Owned, Controlled or Directed(1)	Outstanding Options / Unit Awards(2)	Current Public Board Memberships

Randall Oliphant(4)(8) Toronto, Ontario	13,725	8,180 PSUs	Western Goldfields, Inc.

Age: 47

Year Appointed: 2005

Biography:

Chairman and CEO of Rockcliff Group Limited, a private company investing mainly in the mining sector, since 2003. Prior thereto, served in various senior financial roles in Barrick Gold Corporation culminating in appointment as CEO in 1999, a position he held until 2003.

Guy J. Turcotte (10) Calgary, Alberta	5,794,106(3)	675,000 Options 8,180 PSUs	Fort Chicago Energy Partners L.P. The Westaim Corporation Alliance Pipeline Ltd.

Age: 55

Year Appointed: 1999

Biography:	Chairman of the Board. Prior to April 2005, President and CEO of Western. Also, Chairman of Fort Chicago Energy Partners, L.P.

Mac H. Van Wielingen (5)(9) Calgary, Alberta	423,225	8,180 PSUs	ARC Energy Trust

Age: 53

Year Appointed: 1999

Biography:	Co-Chairman of ARC Financial Corporation, a private investment management company focused on the energy sector, and Chairman of ARC Energy Trust.

Notes:

(1)                                 Includes all Common Shares held by the spouse and children of such individuals or corporations controlled by them.

(2)                                 The PSUs may be payable or forfeited on February 15 of each year, based upon Western’s relative total shareholder return. Number of PSUs shown assumes total shareholder return between 25 percent and 75 percent of the peer group. Effective 2003,  the Corporation discontinued its practice of awarding options to non-management directors.

(3)                                 Includes Common Shares held indirectly through a family trust of which Mr. Turcotte is one of three trustees and a discretionary beneficiary.

(4)                                 Member of the Audit Committee.

(5)                                 Member of the Governance and Nominating Committee

(6)                                 Member of the Compensation Committee

(7)                                 Member of the Health, Safety and Environment Committee.

(8)                                 Member of the Reserves and Business Risk Committee.

(9)                                 Mr. Van Wielingen was a director of Gauntlet Energy Corporation (“Gauntlet”) from September 1999 to December 2003. On June 17, 2003, an order was granted under the Companies Creditors Arrangement Act (Canada) which provided creditor protection to Gauntlet to develop a financial restructuring plan that was approved by its creditors.

(10)                           On May 10 1998, Mr. Turcotte resigned as a director of Chauvco International Ltd. (“Chauvco”). On January 26, 1999, a bankruptcy receiving order was granted by the Alberta Court of Queen’s Bench against Chauvco and it was subsequently ceased traded for failing to file financial statements and other related documents.

(11)                           Appointed to the Board effective January 1, 2007.

It is the intention of the management designees in the accompanying form of proxy, if named as proxy, to vote for the election of said persons to the Board, unless otherwise directed.

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Appointment of Auditors

The Shareholders will be asked to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation until the next annual general meeting of Shareholders, at such remuneration as may be approved by the Audit Committee of the Board of the Corporation. PricewaterhouseCoopers LLP, Chartered Accountants, have been the auditors of the Corporation since its incorporation.

The following table summarizes the total fees paid to PricewaterhouseCoopers LLP for the years ended December 31, 2006 and December 31, 2005

	2006(1)		2005
Audit Fees	$296,529	(2)	$146,396	(4)
Tax Fees	Nil	(3)	$133,108
TOTAL	$296,529		$279,504

Notes:

(1)                                  Paid or estimated to be payable for 2006 services.

(2)                                  Includes $160,000 related to initial year of compliance with Sarbanes Oxley legislation.

(3)                                  Western engaged independent tax advisors to address taxation matters during 2006.

(4)                                  Includes audit fees relating to 2004 of approximately $38,000.

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation’s annual financial statements, services provided in connection with statutory and regulatory filings and for costs related to professional services rendered by the auditors for the audit of the Corporation’s internal control over financial reporting. Tax fees were paid for tax advice and assistance with tax audits

Other Business

Management is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Additional Information

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is contained in Western’s consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2006. If you wish to request copies of the Corporation’s financial statements and Management’s Discussion and Analysis, please contact David A. Dyck at Western Oil Sands Inc., Suite 2400, Ernst & Young Tower, 440 Second Avenue S.W., Calgary, Alberta  T2P 5E9, Tel: (403) 233-1700.

25

SCHEDULE “A”

BOARD OF DIRECTORS

TERMS OF REFERENCE

Introduction

The Board’s primary responsibility is to foster the long-term success of the Corporation consistent with the Board’s responsibility to the shareholders to maximize shareholder value.

The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.

These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

Composition and Board Organization

Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.

A majority of directors comprising the Board must qualify as independent directors pursuant to applicable securities legislation. The Board’s members should possess diverse background and expertise.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time to time.

DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail later in this section. Subject to these legal obligations and to the Articles and Bylaws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i)                             planning its composition and size (to be reviewed at least once/year);

ii)                          selecting and setting the terms of reference for the Chairman;

iii)                       nominating candidates for election to the Board;

iv)                      appointing committees;

v)                         determining director compensation; and

vi)                      assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

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Management and Human Resources

The Board has the responsibility for:

i)                             the appointment and succession of the President and CEO (the “CEO”) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)                          approving terms of reference for the CEO;

iii)                       reviewing CEO performance at least annually, against agreed upon written objectives;

iv)                      approving decisions relating to senior management, including the:

•                              appointment and discharge of officers;

•                              compensation and benefits for executive officers;

•                              CEO’s acceptance of public service commitments or outside directorships; and

•                              employment contracts, termination and other special arrangements with executive officers, or other employee groups.

v)                         ensuring succession planning programs are in place, including programs to train and develop management; and

vi)                      approving certain matters relating to all employees, including:

•                              the annual salary policy/program for employees; and

•                              new benefit programs or material changes to existing programs.

Strategy and Plans

The Board has the responsibility to:

i)                             participate with management, in the development of, and ultimately approve, the Corporation’s strategic plan;

ii)                          approve the annual business plans that enable the Corporation to realize its objectives;

iii)                       approve annual capital and operating budgets which support the Corporation’s ability to meet its strategic objectives;

iv)                      approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;

v)                         approve material divestitures and acquisitions; and

vi)                      monitor the Corporation’s progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.

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Financial and Corporate Issues

The Board has the responsibility to:

i)                                         take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems;

ii)                                      review operating and financial performance relative to budgets or objectives;

iii)                                   approve annual financial statements and approve release thereof by management;

iv)                                  approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

v)                                     review and approve the preparation and disclosure of the Corporation’s reserves data and other oil and gas information in accordance with securities regulatory requirements;

vi)                                  declare dividends;

vii)                               approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

viii)                            recommend appointment of external auditors and approve auditors’ fees; and

ix)                                    approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

The Board has the responsibility to:

i)                            ensure management identifies the principal risks of the Corporation’s business and implements appropriate systems to manage these risks;

ii)                          assess and monitor management control systems:

•                              evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and

•                              understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.

Policies and Procedures

The Board has the responsibility to:

i)                             approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;

ii)                          direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards; and

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iii)                      review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)                            ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)                         approve interaction with shareholders on all items requiring shareholder response or approval;

iii)                      ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)                     ensure the financial results are reported fairly and in accordance with generally accepted accounting principles;

v)                        ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and

vi)                     report annually to shareholders on the Board’s stewardship for the preceding year (i.e. in the Annual Report).

GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

The Board is responsible for:

i)                            directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and

ii)                         approving changes in the By-laws and Articles of incorporation, matters requiring shareholder approval, and agendas for shareholder meetings.

Alberta law identifies the following as legal requirements for the Board:

i)                            to manage the business and affairs of the Corporation;

ii)                         to act honestly and in good faith with a view to the best interests of the Corporation;

iii)                      to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; to act in accordance with its obligations contained in the Business Corporations Act (Alberta), the Securities Act of each province and territory of Canada, other relevant legislation, regulations and policies, and the Corporation’s Articles and By-laws;

v)                         in particular, it should be noted that the following matters must be considered by the Board as a whole:

•                              submit to the shareholders any question or matter requiring the approval of the shareholders;

•                              fill a vacancy among the Directors or in the office of auditor;

•                              issue securities except in the manner and on the terms authorized by the Directors;

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•                              declare dividends; purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

•                              the payment of a commission;

•                              approve a management proxy circular;

•                              approve any financial statements; or

•                              adopt, amend or repeal By-laws of the Corporation.

30

Western audited consolidated interim financial statements
for the three and six months ended June 30, 2007

CONSOLIDATED BALANCE SHEETS

	As at	As at
	June 30	December 31
(Unaudited) ($ thousands)	2007	2006

Assets

Current Assets
Cash	4,365	3,139
Accounts Receivable	108,252	110,039
Inventory	24,804	21,761
Prepaid Expense	7,108	12,443
Current Portion of Risk Management (note 12)	1,654	7,601
	146,183	154,983
Property, Plant and Equipment (note 2)	1,909,604	1,606,966
Risk Management (note 12)	—	18,707
Deferred Charges (note 1)	3,413	13,503
	1,913,017	1,639,176

	2,059,200	1,794,159

Liabilities

Current Liabilities
Accounts Payable and Accrued Liabilities	201,461	158,501
Current Portion of Lease Obligations (note 4)	48,875	1,958
Current Portion of Option Premium Liability (note 5)	28,090	24,966
	278,426	185,425
Long-term Liabilities
Long-term Debt (note 3)	681,497	601,385
Lease Obligations (note 4)	11,321	57,480
Option Premium Liability (note 5)	43,283	64,309
Risk Management (note 12)	941	—
Asset Retirement Obligation (note 6)	21,450	20,773
Future Income Tax (note 11)	108,302	73,113
	866,794	817,060
	1,145,220	1,002,485
Shareholders’ Equity
Share Capital (note 8)	557,239	554,233
Contributed Surplus (note 10)	13,821	12,890
Retained Earnings	342,920	224,551
	913,980	791,674

	2,059,200	1,794,159

See Accompanying Notes to the Consolidated Financial Statements

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CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended June 30		Six Months Ended June 30
(Unaudited) ($ thousands, except amounts per share)	2007	2006	2007	2006

Revenues	341,429	165,727	645,718	373,487
Less Purchased Feedstocks and Transportation	154,090	70,094	279,139	138,606
	187,339	95,633	366,579	234,881
Expenses
Royalties	1,152	718	2,344	1,358
Operating	69,229	89,487	139,507	153,417
Research, Business Development and Other	11,651	7,720	29,969	13,742
General and Administrative	5,639	5,278	12,105	14,219
Insurance	3,284	2,697	7,274	5,361
Interest (note 7)	7,010	12,532	15,957	25,561
Accretion on Asset Retirement Obligation (note 6)	339	156	677	311
Depreciation, Depletion and Amortization	12,712	6,820	25,762	17,366
	111,016	125,408	233,595	231,335
Earnings (Loss) Before Other Income (Expense) and Income Taxes	76,323	(29,775)	132,984	3,546
Other Income (Expense)
Foreign Exchange Gain	41,385	25,759	47,163	25,389
Risk Management Loss (note 12)	(6,438)	(44,478)	(25,475)	(112,202)
Earnings (Loss) Before Income Taxes	111,270	(48,494)	154,672	(83,267)
Income Tax Expense (Recovery) (note 11)	23,790	(25,532)	35,558	(35,472)
Net Earnings (Loss)	87,480	(22,962)	119,114	(47,795)
Retained Earnings at Beginning of Period	255,440	136,348	224,551	161,181
Settlement of Performance Share Unit Plan (note 10)	—	—	(745)	—

Retained Earnings at End of Period	342,920	113,386	342,920	113,386

Net Earnings (Loss) Per Share (note 9)
Basic	0.54	(0.14)	0.74	(0.30)
Diluted	0.54	(0.14)	0.73	(0.30)

See Accompanying Notes to the Consolidated Financial Statements

17

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30		Six Months Ended June 30
(Unaudited) ($ thousands)	2007	2006	2007	2006

Cash Provided By (Used In)
Cash From Operating Activities
Net Earnings (Loss)	87,480	(22,962)	119,114	(47,795)
Non-cash Items:
Stock-based Compensation (note 10)	2,044	2,068	4,132	7,117
Accretion on Asset Retirement Obligation (note 6)	339	156	677	311
Depreciation, Depletion and Amortization	12,712	6,820	25,762	17,366
Amortization of Financing Charges (note 3)	553	—	1,289	—
Interest Expense on Option Premium Liability (note 5)	867	934	1,517	1,886
Unrealized Loss on Risk Management (note 12)	6,438	44,478	25,595	112,202
Unrealized Foreign Exchange Gain (note 3 and 5)	(45,602)	(27,310)	(51,917)	(26,674)
Future Income Tax Expense (Recovery) (note 11)	23,790	(24,948)	35,541	(35,331)
Cash Items:
Cash Settlement of Option Premium Liability (note 5)	(5,884)	—	(12,176)	—
Cash Settlement of Asset Retirement Obligation (note 6)	—	(91)	—	(91)
Cash Settlement of Performance Share Unit Plan (note 10)	—	(28)	(3,806)	(2,104)
	82,737	(20,883)	145,728	26,887
Decrease (Increase) in Non-cash Working Capital (note 13)	(14,378)	17,070	1,049	30,438
	68,359	(3,813)	146,777	57,325
Cash From (Used In) Financing Activities
Issue of Share Capital (note 8)	1,250	—	2,514	2,581
Issue (Repayment) of Long-term Debt, Net	85,000	31,000	137,000	(10,000)
Deferred Charges	(3,422)	—	(3,422)	—
Repayment of Obligations Under Capital Lease	(335)	(336)	(670)	(672)
	82,493	30,664	135,422	(8,091)
Cash Invested
Capital Expenditures	(166,452)	(55,828)	(326,963)	(91,159)
Decrease in Non-cash Working Capital (note 13)	14,472	19,269	45,990	42,373
	(151,980)	(36,559)	(280,973)	(48,786)
(Decrease) Increase in Cash	(1,128)	(9,708)	1,226	448
Cash at Beginning of Period	5,493	15,746	3,139	5,590

Cash at End of Period	4,365	6,038	4,365	6,038

See Accompanying Notes to the Consolidated Financial Statements

18

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited) (Tabular amounts in $ thousands, except for share amounts)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the “Corporation”), and are presented in accordance with Canadian Generally Accepted Accounting Principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2006, except as described in Note 1. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation’s annual report for the year ended December 31, 2006.

Note 1. Changes in Accounting Policies

a) Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date For the year ended December 31, 2006, the Corporation retroactively adopted Emerging Issues Committee Abstract 162 (“EIC-162”). EIC-162 required the Corporation to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three and six month periods ended June 30, 2006 was increased by $0.2 million and $3.4 million, respectively, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

b) Financial Instruments On January 1, 2007, the Corporation adopted the CICA Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3862 “Financial Instruments – Disclosures,” 3863 “Financial Instruments – Presentation,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity.” Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards has not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

Financial Instruments Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivative are the same as those of a free standing derivative, and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at the reporting date.

19

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million at December 31, 2006, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three and six month periods ended June 30, 2007, $0.6 million and $1.3 million, respectively, of these costs were included in interest expense under the effective interest method.

Emerging Issues Committee Abstract 101 (“EIC-101”) states that transaction costs relating to line of credit and revolving debt arrangements are excluded from Section 3855. Transaction costs of $3.4 million relating to the new $805 million Revolving Credit Facility are being amortized using the straight-line method over the five year term of the Revolving Credit Facility.

Hedges Section 3865 replaces the guidance formerly in Section 1650, “Foreign Currency Translation” and Accounting Guideline 13, “Hedging Relationships” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Corporation does not have any derivative instruments that have been designated as hedges.

Comprehensive Income Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of Net Income and Other Comprehensive Income (“OCI”). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. The Corporation has no such transactions and events which would require the disclosure of OCI for the three and six month periods ended June 30, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

Equity Section 3251 replaces Section 3250, “Surplus” and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income (“Accumulated OCI”). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder’s Equity on the consolidated balance sheets.

c) Accounting Changes On January 1, 2007, the Corporation adopted CICA Handbook Section 1506, “Accounting Changes”, which revises and replaces former Section 1506, “Accounting Changes”. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

d) Determining the Variability to be Considered in Applying AcG-15 On January 1, 2007, the Corporation prospectively adopted the Emerging Issues Committee issued Abstract 163, “Determining the Variability to be Considered in Applying AcG-15”, which addresses how an enterprise should determine the variability to be considered in applying AcG-15, “Consolidation of Variable Interest Entities”. The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

Note 2. Property, Plant and Equipment

June 30, 2007	Cost	Accum. DD&A*	Net

Athabasca Oil Sands Project
Producing Assets	1,445,875	(179,113)	1,266,762
Capital Leases	52,705	(6,813)	45,892
Asset Retirement Obligation	18,246	(1,466)	16,780
Expansion 1	474,813	—	474,813
	1,991,639	(187,392)	1,804,247
In-Situ Projects	51,862	—	51,862
Kurdistan Exploration Project	38,291	—	38,291
Corporate	23,231	(8,027)	15,204
	2,105,023	(195,419)	1,909,604

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December 31, 2006	Cost	Accum. DD&A*	Net

Athabasca Oil Sands Project
Producing Assets	1,414,560	(155,226)	1,259,334
Capital Leases	52,705	(5,914)	46,791
Asset Retirement Obligation	18,246	(1,145)	17,101
Expansion 1	225,599	—	225,599
	1,711,110	(162,285)	1,548,825
In-Situ Projects	25,842	—	25,842
Kurdistan Exploration Project	23,954	—	23,954
Corporate	15,726	(7,381)	8,345
	1,776,632	(169,666)	1,606,966

*  Accumulated Depreciation, Depletion and Amortization

At June 30, 2007, costs not currently subject to depreciation, depletion and amortization included $474.8 million (June 30, 2006 – $87.4 million) relating to the Athabasca Oil Sands Project (“AOSP”) Expansion 1 as it has not been substantially completed and commercial production has not yet commenced. During the three and six month periods ended June 30, 2007, the Corporation capitalized $8.1 million and $13.7 million, respectively (June 30, 2006 – nil) in interest costs relating to Expansion 1. As at June 30, 2007, a total of $16.5 million of interest costs has been capitalized relating to Expansion 1.

All costs included in the In-Situ Projects and the Kurdistan Exploration Project are excluded from depletion as they represent costs related to properties incurred in cost centres that are considered to be in the pre-production stage. Currently, there are no proved reserves in these cost centres. All costs, net of any associated revenues, in these cost centres have been capitalized.

Note 3. Long-term Debt

		June 30, 2007	December 31, 2006

Senior Secured Notes
US$450 Million – 8.375%, Due May 1, 2012	(a)	467,497	524,385
Revolving Credit Facilities	(b)	214,000	77,000
		681,497	601,385

a) The Corporation’s US dollar denominated Senior Secured Notes (the “Notes”) are translated into Canadian dollars at the period end exchange rate. Effective January 1, 2007, transactions costs of US$11.6 million were reclassified against the Notes. As at June 30, 2007, transactions costs were US$10.5 million, net of amortization. During the three and six month periods ended June 30, 2007, transaction costs of $0.6 million and $1.3 million, respectively, have been recognized as interest expense under the effective interest method.

For the three and six month periods ended June 30, 2007, the unrealized foreign exchange gain arising on the Notes was $39.2 million and $44.7 million, respectively (June 30, 2006 – $23.4 million and $22.9 million, respectively). As at June 30, 2007, a total of $230.3 million of unrealized foreign exchange gains had been recognized from the inception of the Notes, approximately $92 million of which has been capitalized as the unrealized gains were recognized prior to commercial operations.

b) The Corporation closed a new $805 million Revolving Credit Facility on June 22, 2007 replacing the existing $340 million Revolving Credit Facility. The new $805 million Revolving Credit Facility has an initial term of five years, maturing June 22, 2012 and is extendible annually at the discretion of the lenders. The Corporation can draw on the Revolving Credit Facility either in Canadian or United States dollars in the form of prime rate loans, bankers acceptances, US base rate loans, LIBOR loans or letters of credit, as applicable. Margins on amounts drawn range from nil to 145 basis points. The Revolving Credit Facility is secured by the Corporation’s interest in the mineable oil sands deposits of the AOSP. As at June 30, 2007, $214 million was drawn on the Revolving Credit Facility in Canadian dollars with a further $17 million for issued letters of credit in Canadian dollars. As at June 30, 2006, $31 million was drawn with a further $9.6 million issued as letters of credit under the previous $340 million Revolving Credit Facility.

21

Note 4. Lease Obligations

	June 30, 2007	December 31, 2006

Obligations Under Capital Lease	48,258	48,928
Operating Lease Guarantee Obligation	11,938	10,510
	60,196	59,438
Less: Current Portion	48,875	1,958
	11,321	57,480

The Obligations Under Capital Lease relates to the Corporation’s share of capital costs for the hydrogen-manufacturing unit within the AOSP and have been classified as a current liability as at June 30, 2007 as the underlying credit facility supporting the capital lease will terminate on June 30, 2008. The extension of the underlying credit requires unanimous approval of the AOSP Joint Venture Owners. The Corporation remains the only Joint Venture Owner with obligations under the credit facility as the other Joint Venture Owners have fully repaid their respective obligations. The Corporation will be refinancing its Obligations Under Capital Lease as part of its overall financing strategy.

The Operating Lease Guarantee Obligation relates to the Mobile Equipment Leases. The Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the leases. Accordingly, the Corporation recognized, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed. During the three and six month periods ended June 30, 2007, no payments were made in regard to this obligation (June 30, 2006 – $0.4 million and $0.6 million, respectively).

Note 5. Option Premium Liability

The Corporation deferred payment and receipt of the premiums associated with the options described in Note 12(a) until the settlement of the option contracts between 2007 and 2009. During the three and six month periods ended June 30, 2007, $5.9 million and $12.2 million, respectively, was paid in respect to the settlement of the option contracts maturing during the period (June 30, 2006 – nil). The remaining total net premiums payable by the Corporation are US$11.0 million for the remainder of 2007, US$32.4 million for 2008 and US$27.8 million for 2009.

On the dates that the option contracts were entered into, a net liability was recognized on the consolidated balance sheet at the estimated present value of the net premiums payable. Subsequent to the inception dates of the option contracts, interest expense is recognized, with a corresponding increase to the liability, at annual rates ranging from 4.25% to 4.50%. Interest expense recognized for the three and six month periods ended June 30, 2007 was $0.9 million and $1.5 million, respectively (June 30, 2006 – $0.9 million and $1.9 million, respectively). The option premium liability is denominated in US dollars and is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the option premium liability for the three and six month periods ended June 30, 2007 was $6.4 million and $7.2 million, respectively (June 30, 2006 – $3.9 million and $3.8 million, respectively).

The following table presents the reconciliation of the net Option Premium Liability:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Option Premium Liability at Beginning of Period	82,753	86,464	89,275	85,416
Interest Expense	867	934	1,517	1,886
Unrealized Foreign Exchange Gain	(6,363)	(3,865)	(7,243)	(3,769)
Settlement of Option Premium Liability	(5,884)	—	(12,176)	—
Option Premium Liability at End of Period	71,373	83,533	71,373	83,533
Less: Current Portion	28,090	11,717	28,090	11,717
	43,283	71,816	43,283	71,816

22

Note 6. Asset Retirement Obligation

The Corporation, in association with its 20 per cent working interest in the AOSP, is responsible for its share of future dismantlement and site restoration costs in the mining, extracting and upgrading activities. The following table presents the reconciliation of the Asset Retirement Obligation:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Asset Retirement Obligation at Beginning of Period	21,111	9,249	20,773	9,094
Liabilities Settled	—	(91)	—	(91)
Accretion on Asset Retirement Obligation	339	156	677	311
Asset Retirement Obligation at End of Period	21,450	9,314	21,450	9,314

The AOSP’s Upgrader has retirement obligations for which fair value cannot be reasonably determined because the asset currently has an indeterminate life. The asset retirement obligation for these assets will be recorded in the first period in which the lives of the assets are determinable. The Corporation currently does not have asset retirement obligations associated with In-Situ Projects or the Kurdistan Exploration Project as these projects are in the early stages of development.

Note 7. Interest Expense

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Interest on Long-term Debt (1)	13,541	10,888	26,842	22,219
Interest on Obligations Under Capital Lease	694	710	1,310	1,456
Interest on Option Premium Liability	867	934	1,517	1,886
Total Financing Charges	15,102	12,532	29,669	25,561
Less: Capitalized Interest for AOSP Expansion 1	8,092	—	13,712	—
Interest Expense	7,010	12,532	15,957	25,561

(1)  Interest on Long-term Debt includes amortization of transaction costs of $0.6 million and $1.3 million, respectively, for the three and six month periods (June 30, 2006 – nil).

Cash interest paid for the three and six month periods ended June 30, 2007 was $24.9 million and $27.2 million, respectively (June 30, 2006 – $22.8 million and $24.1 million, respectively). Cash interest received for the three and six month periods ended June 30, 2007 was $0.1 million (June 30, 2006 – $0.1 million).

Note 8. Share Capital

Issued and Outstanding

	Number of
	Shares	Amount

Common Shares
Balance at December 31, 2006	161,378,399	554,233
Issued on Exercise of Employee Stock Options	327,096	2,514
Exercise of Stock Options Previously Recognized	—	492
Total Share Capital at June 30, 2007	161,705,495	557,239

Outstanding
Stock Options	3,362,258
Diluted Shares at June 30, 2007	165,067,753

23

Note 9. Net Earnings Per Share

Basic weighted average number of common shares for the three and six month periods ended June 30, 2007 was 161,646,025 and 161,570,073, respectively (June 30, 2006 – 161,070,149 and 160,848,345, respectively). Diluted weighted average number of shares for the three and six month periods ended June 30, 2007 were 163,302,147 and 163,270,988, respectively. Due to a loss for the three and six month periods ended June 30, 2006, no incremental shares were included in the diluted earnings per weighted average number as the effect would have been anti-dilutive.

Note 10. Stock-based Compensation

a) Stock Option Plan Under the Corporation’s Stock Option Plan, 37,500 options were granted during the three month period ended June 30, 2007 at an average exercise price of $36.72 per share (June 30, 2006 – 10,000 options at an average exercise price of $35.40 per share). The fair values of all options granted during the period are estimated as at the grant date using the Black-Scholes option-pricing model. The weighted-average fair values of the options and the assumptions used in their determination are as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Granted	37,500	10,000	121,360	797,540
Weighted-average Fair Value	$12.52	$14.49	$11.92	$15.98
Risk Free Interest Rate	4.43%	4.49%	4.22%	4.30%
Expected Life (In Years)	4	6	4 – 6	6
Expected Volatility	35%	33%	34 – 36%	33 – 43%
Dividend Per Share	—	—	—	—

b) Performance Share Unit Plan Under the Performance Share Unit Plan (“PSUP”), the Corporation granted nil and 116,700 units during the three and six month periods ending June 30, 2007, respectively (June 30, 2006 – 10,550 and 133,195 units, respectively). During the three and six month periods ended June 30, 2007, no units vested and 109,557 units vested, respectively (June 30, 2006 – nil and 63,111 units, respectively) and the required common shares were acquired and distributed to the PSUP unit holders. The common shares were acquired from the secondary market for $3.8 million, at an average price of $34.74 per share. The Corporation had previously recognized compensation of $2.7 million, with the excess of the amount paid of $1.1 million ($0.7 million net of tax) charged to retained earnings. During 2006, common shares were acquired from the secondary market for $2.1 million, at an average price of $32.89 per share. The following table presents the reconciliation of the number of Performance Share Units:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Outstanding at Beginning of Period	243,433	219,502	237,670	160,128
Granted	—	10,550	116,700	133,195
Exercised	—	—	(109,557)	(63,111)
Forfeited	—	—	(1,380)	(160)
Outstanding at End of Period	243,433	230,052	243,433	230,052

c) Deferred Share Unit Plan Under the Deferred Share Unit Plan (“DSUP”), for the three and six month periods ended June 30, 2007, the Corporation recognized $0.1 million and $0.4 million, respectively, (June 30, 2006 –$1.9 million and $3.7 million, respectively) as compensation expense in General and Administrative Expenses. No Deferred Share Units (“DSU”) were redeemed for cash or shares of the Corporation for the three and six month periods ended June 30, 2007 (June 30, 2006 – nil). The Corporation had 30,106 DSUs outstanding at June 30, 2007 (June30, 2006 – 8,923). As at June 30, 2007, the Corporation had $1.1 million recorded in Accounts Payable and Accrued Liabilities associated with the DSUP.

d) Stock-based Compensation For the three and six month periods ended June 30, 2007, the Corporation recognized $2.0 million and $4.1 million, respectively, (June 30, 2006 – $2.1 million and $7.1 million, respectively) in compensation expense related to stock-based compensation in General and Administrative Expenses. For the three month period ended

24

June 30, 2007, the compensation expense was comprised of $1.2 million (June 30, 2006 – $1.4 million) in respect to the Corporation’s stock option plan and $0.9 million (June 30, 2006 – $0.7 million) in respect to the Corporation’s Performance Share Unit Plan. For the six month period ended June 30, 2007, the compensation expense is comprised of $2.5 million (June 30, 2006  – $5.4 million) in respect to the Corporation’s stock option plan and $1.7 million (June 30, 2006 – $1.7 million) in respect to the Corporation’s Performance Share Unit Plan.

e) Contributed Surplus The following table presents the reconciliation of Contributed Surplus:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Contributed Surplus at Beginning of Period	12,009	6,033	12,890	3,474
Stock-based Compensation Expense	2,044	2,068	4,132	7,117
Settlement of Performance Share Unit Plan	—	(28)	(2,709)	(2,104)
Exercise of Stock Options Previously Recognized	(232)	—	(492)	(414)
Contributed Surplus at End of Period	13,821	8,073	13,821	8,073

Note 11. Income Tax

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Current Income Tax Expense	—	(584)	17	(141)
Future Income Tax Expense (Recovery)	23,790	(24,948)	35,541	(35,331)
Income Tax Expense (Recovery)	23,790	(25,532)	35,558	(35,472)

The future income tax liability consists of:

	June 30, 2007	December 31, 2006

Future Income Tax Assets
Unrealized Loss on Risk Management	21,760	19,375
Net Losses Carried Forward	5	2,908
Impairment of Long-lived Assets	674	686
Share Issue Costs	325	510
Future Income Tax Liabilities
Capital Assets in Excess of Tax Values	(108,262)	(79,824)
Unrealized Foreign Exchange Gain and Debt Issue Cost	(22,804)	(16,768)
Net Future Income Tax Liability	(108,302)	(73,113)

The following table reconciles income taxes calculated at the Canadian statutory rate of 32.12% (June 30, 2006 – 34.50%) with actual income taxes:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Net Earnings Before Income Taxes	111,270	(48,494)	154,672	(83,267)
Income Tax Expense at Statutory Rate	35,740	(16,341)	49,680	(28,727)
Effect of Tax Rate Changes and Timing of Use	(4,265)	(5,006)	(5,290)	(4,341)
Non-taxable Portion of Foreign Exchange Gain	(9,123)	(4,682)	(10,141)	(4,581)
Non-deductible Expenses	76	130	152	326
Resource Allowance	—	26	—	3
Stock-based Compensation	657	693	457	1,757
Provision to Actual	705	232	683	232
Current Income Tax Expense (Recovery)	—	(584)	17	(141)
Income Tax Expense (Recovery)	23,790	(25,532)	35,558	(35,472)

25

Note 12. Financial Instruments and Risk Management

The Corporation’s financial instruments that are included in the Consolidated Balance Sheet are comprised of cash and cash equivalents, accounts receivable, risk management activities, accounts payables and accrued liabilities, option premium liability and long-term borrowings.

a) Commodity-pricing Agreements The Corporation has entered into various commodity-pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in US dollars, thereby providing greater certainty of future cash flow from the sale of the Corporation’s synthetic crude oil products. This risk management strategy is intended to protect the Corporation’s base and future capital programs and ensure the funding of debt obligations. These commodity-pricing agreements are accounted for under fair value accounting as they did not qualify or have not been designated as hedges for accounting purposes.

The Corporation has put options at strike prices ranging from US$50.00 to US$55.00 per barrel, averaging US$52.42 per barrel for the three year period beginning January 1, 2007. The premiums for the purchased put options were partially offset through the sale of call options at strike prices ranging from US$90.00 to US$95.00 per barrel, averaging US$92.41 per barrel for the three year period beginning January 1, 2007, resulting in a net premium liability. Payment of the net premium liability is deferred until the settlement of the option contracts between 2007 and 2009.

As at June 30, 2007, the Corporation had the following put and call options outstanding:

	2007		2008		2009

Barrels Per Day
Put Options Purchased	20,000		20,000		20,000
Call Options Sold	10,000		15,000		15,000
US$ Per Barrel
Average Put Strike Price	US$	52.50	US$	54.25	US$	50.50
Average Call Strike Price	US$	92.50	US$	94.25	US$	90.50

The fair value of the option contracts was recognized on the consolidated balance sheet on the dates they were entered into. The counterparties to these put and call options have investment grade credit ratings, thereby partially mitigating the credit risk associated with these financial instruments. The following table presents the reconciliation of the Risk Management Asset (Liability):

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Risk Management Asset at Beginning of Period	7,151	30,702	26,308	98,426
Unrealized Loss on Risk Management	(6,438)	(44,478)	(25,595)	(112,202)
Risk Management Asset (Liability) at End of Period	713	(13,776)	713	(13,776)
Less: Current Portion	1,654	(1,644)	1,654	(1,644)
	(941)	(12,132)	(941)	(12,132)

The following table presents the net losses from risk management activities:

	Three Months Ended June 30		Six Months Ended June 30
	2007	2006	2007	2006

Realized Gain on Risk Management	—	—	120	—
Unrealized Loss on Risk Management	(6,438)	(44,478)	(25,595)	(112,202)
Risk Management Loss	(6,438)	(44,478)	(25,475)	(112,202)

26

b) Fair Values of Financial Assets and Liabilities The fair values of financial instruments that are included in the Consolidated Balance Sheets, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments or have interest rates that approximate their fair value.

	June 30, 2007		December 31, 2006
	Balance Sheet		Balance Sheet
	Amount	Fair Value	Amount	Fair Value

Floating Rate Debt
Revolving Credit	214,000	214,000	77,000	77,000
Lease Obligation	60,196	60,196	59,438	59,438
Fixed Rate Debt
US Senior Secured Notes	467,497	508,842	524,385	584,034
Long-term Borrowings	741,693	783,038	660,823	720,472

Note 13. Changes in Non-cash Working Capital

	Three Months Ended June 30		Six Months Ended June 30
Source/(Use)	2007	2006	2007	2006

Operating Activities
Accounts Receivable	(3,805)	21,975	1,787	47,660
Inventory	4,146	6,219	(3,043)	(4,680)
Prepaid Expense	2,144	2,138	5,335	2,807
Accounts Payable and Accrued Liabilities	(16,863)	(13,262)	(3,030)	(15,349)
	(14,378)	17,070	1,049	30,438

Investing Activities
Accounts Payable and Accrued Liabilities	14,472	19,269	45,990	42,373

27

Western management’s discussion and analysis
for the three and six months ended June 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion of financial condition and results of operations was prepared as of July 24, 2007 and should be read in conjunction with the Interim Unaudited Consolidated Financial Statements for the periods ended June 30, 2007 and 2006 and the Audited Consolidated Financial Statements at December 31, 2006 included in the Annual Report. It offers Management’s analysis of the financial and operating results of Western Oil Sands Inc. (“Western”) and contains certain forward-looking statements relating, but not limited, to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “estimate”, “expect”, “potential”, “could”, or similar words suggesting future outcomes. We caution readers and prospective investors of the Company’s securities not to place undue reliance on forward-looking information as by its nature, it is based on current expectations regarding future events that involve a number of assumptions, inherent risks and uncertainties, which could cause actual results to differ materially from those anticipated by Western. These risks include, but are not limited to, risks of commodity prices in the marketplace for crude oil and natural gas; risks associated with the extraction, treatment and upgrading of mineable oil sands deposits; size and scope of expansions; risks surrounding the level and timing of capital expenditures required to fulfill the Project’s growth strategy; risks of financing these growth initiatives at commercially attractive levels; risks of being unable to participate in expansions and corresponding loss of voting rights in the Athabasca Oil Sands Project (“AOSP”); risks relating to the execution of the Project’s optimization strategy; risks involving the uncertainty of estimates involved in the reserve and resource estimation process and ore body configuration/geometry, uncertainty in the assessment of asset retirement obligations, uncertainty in the estimation of future income taxes, uncertainty in the estimation of stock-based compensation and employee future benefits and uncertainty in treatment of capital for royalty purposes; risks surrounding health, safety and environmental matters; risk of foreign exchange rate fluctuations; risks and uncertainties associated with securing the necessary regulatory approvals for expansion initiatives; risks surrounding major interruptions in operational performance; and risks associated with identifying, negotiating and completing our other business development activities, both those that relate to oil sands activities and those that do not, either domestically or abroad. Risks associated with our international initiatives include, but are not limited to, political and economic conditions in the countries in which we intend to operate, risks associated with acts of insurgency or terrorism, changes in market conditions, political risks, including changes in law or government policy, the risks associated with negotiating with foreign governments and risks generally associated with international activity.

For additional information relating to the risks and uncertainties facing Western, refer to Western’s Annual Information Form for the year ended December 31, 2006 which is available on SEDAR at www.sedar.com.

HIGHLIGHTS

	Three Months Ended June 30			Six Months Ended June 30
	2007	2006		2007	2006

Operating Data (bbls/d)
Bitumen Production	30,652	15,540		31,484	20,714
Synthetic Crude Sales	40,250	22,614		40,402	29,861
Operating Expense per Processed Barrel ($/bbl)	24.92	62.50		24.49	40.24
Financial Data ($ thousands, except as indicated)
Net Revenue	187,339	95,633		366,579	234,881
Realized Crude Oil Sales Price ($/bbl) (1)(2)	64.79	66.48		61.65	59.56
EBITDAX (1)(3)	98,428	(8,199)		179,512	53,901
Turnaround Costs	—	34,899		—	34,899
Cash Flow from Operations (4)	82,737	(20,833)		145,728	26,887
Cash Flow per Share – Basic ($/Share) (1)(5)	0.51	(0.13)		0.90	0.17
Net Earnings (Loss) (6)	87,480	(22,962	)(9)	119,114	(47,795	)(9)
Net Earnings (Loss) Per Share – Basic ($/Share)	0.54	(0.14	)(9)	0.74	(0.30	)(9)
– Diluted ($/Share)	0.54	(0.14	)(9)	0.73	(0.30	)(9)
Net Capital Expenditures (7)	166,452	55,828		326,963	91,159
Long-term Financial Liabilities (8)	736,101	661,499		736,101	661,499
Weighted Average Shares Outstanding
– Basic (Shares)	161,646,025	161,070,149		161,570,073	160,848,345

(1)	Please refer to page 14 for the discussion of Non-GAAP financial measures.
(2)

Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs, net of hedging activities, divided by total Synthetic Crude Sales for the period. Please refer to page 4 for the calculation.

(3)

Earnings before interest, taxes, depreciation, depletion, amortization, stock based compensation, accretion on asset retirement obligation, risk management and foreign exchange as calculated on page 11.

(4)	Cash flow from operations is expressed before changes in non-cash working capital.
(5)	Cash flow per share is calculated as cash flow from operations divided by weighted average common shares outstanding, basic.
(6)	Western has not paid dividends in any of the above referenced periods.
(7)	Net Capital Expenditures are capital expenditures net of any insurance proceeds received during the period.
(8)	Long-term financial liabilities includes long-term debt, option premium liability and lease obligations.
(9)	Amounts restated to reflect changes in accounting treatment for stock based compensation under EIC-162.

3

Operating Results

Production

During the second quarter of 2007, Western’s net bitumen production averaged 30,652 barrels per day, nearly double the average 15,540 barrels per day recorded in the second quarter of 2006. This substantial increase is predominantly due to the impact of ceasing the entire operation for the first full plant turnaround which occurred in the second quarter of 2006. Compared to the first quarter of 2007, second quarter production decreased by approximately five per cent. This slight decrease is mainly due to planned and minor unplanned outages during the quarter. Planned outages resulted from unit tie-ins including the new closed loop water cooling plant at the Mine which is expected to increase the operational efficiency. There was also a planned outage at the Mine resulting from the power tie-in of another oil sands project to the electricity grid.

Revenue

NET REVENUE

	Three Months Ended June 30		Six Months Ended June 30
($ thousands, except as indicated)	2007	2006	2007	2006

Revenue
Oil Sands (1)	237,451	137,095	451,009	322,450
Marketing and Transportation	103,978	28,632	194,709	51,037
Total Revenue	341,429	165,727	645,718	373,487

Purchased Feedstocks and Transportation
Oil Sands	50,457	41,904	85,287	88,109
Marketing and Transportation	103,633	28,190	193,852	50,497
Total Purchased Feedstocks and Transportation	154,090	70,094	279,139	138,606

Net Revenue
Oil Sands (1)	186,994	95,191	365,722	234,341
Marketing and Transportation	345	442	857	540
Total Net Revenue	187,339	95,633	366,579	234,881

Synthetic Crude Sales (bbls/d)	40,250	22,614	40,402	29,861

Realized Crude Oil Sales Price ($/bbl) (2)	64.79	66.48	61.65	59.56

(1)	Oil Sands Revenue and Net Revenue are presented net of Western’s hedging activities.
(2)

Realized Crude Oil Sales Price ($/bbl) is calculated as Oil Sands Revenue less any transportation costs divided by total Synthetic Crude Sales for the period. For the three months ended June 30, 2007, $0.1 million (Q2-2006 –$0.3 million) has been incurred for transportation costs related to Oil Sands.

QUARTERLY PRODUCTION VOLUMES

(thousands of bbls/d)

* Reduced volumes due to full AOSP turnaround

4

Western more than doubled its crude oil sales revenue to $341.4 million in the second quarter of 2007 compared to $165.7 million in the prior year period. Crude oil sales revenue during the quarter included $237.5 million from the sale of proprietary production compared to $137.1 million in the second quarter of 2006. The significant increase in revenue compared to the prior year period is a result of lower production levels associated with the full plant turnaround which in turn impacted revenue, offset in part by lower per barrel realized sales prices due to a widening of the heavy crude oil differential and a strengthening of the Canadian dollar relative to the US dollar by over two cents.

Western generated net revenue of $187.3 million in the second quarter of 2007, after considering the impact of purchased feedstocks and transportation costs downstream of Edmonton. By comparison, net revenue of $95.6 million was recorded in the second quarter of 2006. Feedstocks are crude oil products introduced into the hydrocracking/hydrotreating process and blendstocks introduced into synthetic crude oil products. The cost of these feedstocks varies with world oil markets and the spread between heavy and light crude oil prices.

Oil sands sales volumes, which include bitumen and purchased feedstocks, averaged 40,250 barrels per day in the second quarter of 2007 compared to 22,614 barrels per day in the second quarter of 2006. This significant increase is largely due to the lower activity in the second quarter of 2006 due to the full plant turnaround.

During the second quarter of 2007, WTI crude oil averaged US$65.03 per barrel, representing a 12 per cent increase over the first quarter of 2007 but an eight per cent decrease compared to the prior year period. Edmonton PAR prices increased seven per cent in the second quarter of 2007 compared to the first quarter of 2007. This increase corresponds to a similar increase in WTI prices over the comparable time period, however, not to the same magnitude due to the strengthening of the Canadian dollar relative to the US dollar. As Western measures its blended differential to Edmonton PAR, the strengthening of the US/Cdn exchange rate reduces overall sales price realizations.

Western’s blended realized crude oil sales price was $64.79 per barrel in the second quarter of 2007 compared to $66.48 per barrel in the prior year period. Sales price realizations increased by $6.30 per barrel from the first quarter of 2007. Compared to the prior year period, the heavy crude oil differential as a percentage of WTI widened to approximately 33 per cent (US$21.00) from 26 per cent (US$18.00). Consequently, Western received a lower netback on its share of heavy crude oil production from the Project. The heavy crude oil differential as a percentage of WTI narrowed in the prior year period as a result of reduced demand for Canadian heavy crude oil by US refineries as many of them were undertaking normal maintenance programs and turnarounds; however, the heavy crude oil differential remained relatively unchanged compared to the first quarter of 2007.

SALES PRICE REALIZATIONS

($ per bbl)

5

The impact of the wider heavy crude oil differential on Western’s blended sales price differential was more than offset by the production of a lighter overall sales mix. Over the last several quarters, the Project has continued to make improvements on the conversion process at the Upgrader as capital is deployed to improve efficiency and availability. This results is a narrower Western sales price differential. Combined with external market forces which increased the price Western receives on its Premium Albian Synthetic (“PAS”) stream, Western achieved its lowest blended differential as a percentage of Edmonton PAR since the commencement of operations.

Operating Costs

Western reported cash operating costs of $24.92 per processed barrel for the second quarter of 2007. Unit operating costs in the quarter reflect the combined effect of lower production volumes relative to the first quarter of 2007 as well as decreased natural gas prices. In addition, higher expenditures on contract services for maintenance at the Mine and wage escalation also contributed to higher operating costs during the quarter. By comparison, operating costs were $24.07 per processed barrel for the first quarter of 2007 and $39.44 for the second quarter of 2006 excluding the costs of the turnaround, but considering significantly lower volumes. Approximately 70 to 75 percent of the operating cost structure is fixed for the AOSP, therefore, volume variances account for significant fluctuations in reported unit costs.

Compared to the first quarter of 2007, unit operating costs remained relatively consistent as decreases in natural gas prices were essentially offset by lower economies of scale caused by lower production levels.

OPERATING EXPENSES PER PROCESSED BARREL

($ per bbl)

* Operating costs per processed barrel impacted by full plant turnaround

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OPERATING COSTS

	Three Months Ended June 30		Six Months Ended June 30
($ thousands, except as indicated)	2007	2006	2007	2006

Operating Expenses For Bitumen Sold
Operating Expense – Income Statement	69,229	54,588	139,507	118,518
Operating Expense – Inventoried	4,449	5,114	4,688	3,483
Turnaround Costs – Income Statement	—	34,899	—	34,899
Total Operating Expenses For Bitumen Sold	73,678	94,601	144,195	156,900

Sales (barrels per day)
Total Synthetic Crude Sales	40,250	22,614	40,402	29,861
Purchased Upgrader Blend Stocks	(7,760)	(5,980)	(7,878)	(8,321)
Synthetic Crude Sales Excluding Blend Stocks	32,490	16,634	32,524	21,540

Operating Expenses Per Processed Barrel ($/bbl) (1)	24.92	62.50	24.49	40.24

Operating Expenses Per Processed Barrel Excluding Turnaround Costs ($/bbl) (2)	24.92	39.44	24.29	31.29

(1)	Operating Expenses Per Processed Barrel ($/bbl) is calculated as Total Operating Expenses For Bitumen Sold divided by Synthetic Crude Sales Excluding Blend Stocks.

The above table calculates operating expenses per processed barrel on the basis of the operating costs that are associated with the synthetic crude sales, excluding purchased blendstocks, for the relevant period. The calculation recognizes that, intrinsic in the Project’s operations, bitumen production from the Mine receives an approximate three per cent uplift as a result of the hydrotreating/hydroconversion process, which is included in synthetic crude sales excluding blendstocks.

Royalties

Royalties of $1.2 million were recorded in the second quarter of 2007 compared to $0.7 million in the second quarter of 2006. This year-over-year increase was due to the lower production associated with the full turnaround in the second quarter of 2006 offset in part by lower deemed bitumen royalty prices. Compared to the first quarter of 2007, royalty expenditures are comparable as lower production levels were offset by higher deemed bitumen prices.

Royalties are calculated at one per cent of the gross revenue from the bitumen produced (based on its deemed value prior to upgrading) until recovery of all capital costs associated with the Muskeg River Mine, together with a return on capital equal to the Government of Canada’s federal long-term bond rate. After full Muskeg River Mine capital cost recovery, the royalty is calculated as the greater of one per cent of the gross revenue on the bitumen produced or 25 per cent of the net revenue on the bitumen produced based on deemed bitumen prices.

Western anticipates a conversion to the 25 per cent of net bitumen revenues in July 2007 until such time as the AOSP’s Expansion 1 royalties submission is reviewed and ruled upon. Should the royalty submission be successful then retroactive adjustment to the royalty rate will be made. Ultimately, Western assumes that additional capital incurred to construct future expansions will be added to the capital base for royalty purposes, extending our royalty horizon in the absence of any legislative amendments to the royalty regime.

The Alberta government announced a review of the oil and gas royalties including oil sands. A panel has been selected and recommendations will be submitted to the government by August 31, 2007. Western, along with industry through their representation in the Canadian Association of Petroleum Producers (“CAPP”), is actively participating in the review process in order to present the opportunities, challenges, and economics associated with oil sands development today and in the future.

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Corporate Results

Research, Business Development and Other Expense

Western incurred $11.7 million in research, business development and other expenses in the second quarter of 2007, $6.3 million of which relates specifically to AOSP-related research and development projects. The $11.7 million compares to $7.7 million recorded for the prior year period. The increase is the result of additional efforts in research and business development surrounding heavy minerals and field upgrading technologies in addition to increased allocations of corporate general and administrative expenses associated with business teams focused on our Kurdistan oil opportunity and in-situ (Western-operated and Chevron Ells River) initiatives.

General and Administrative Expense

General and administrative expenses (“G&A”) were $5.6 million for the second quarter of 2007, net of allocations to Kurdistan and in-situ divisions, compared to $5.3 million (restated for EIC-162 treatment for stock-based compensation) for the second quarter of 2006. G&A reported for the second quarter of 2006 was restated by $2.1 million with the adoption of EIC 162. Moderate increases in G&A levels are due to inflationary pressures. Western allocates a portion of its G&A expenses that are directly related to our Kurdistan opportunity and in-situ initiatives to Research and Business Development, as explained above.

Insurance Expense

Insurance expenses were $3.3 million in the second quarter of 2007 compared to $2.7 million in the second quarter of 2006. Insurance expenses were higher compared to the prior year period due to additional premiums associated with increased levels of coverage, offset by the strengthening of the US/Cdn exchange rate as the premiums are paid in US dollars but reported for financial statement purposes in Canadian dollars.

Interest Expense

During the second quarter of 2007, financing charges totaled $15.1 million, of which $8.1 million represents capitalized interest relating to Expansion 1. Capitalized interest will increase in the future as we expect to employ a combination of cash flow and debt financing to fund our share of the capital costs of Expansion 1. Total financing charges represents a 20 per cent increase from the $12.5 million incurred for financing charges in the second quarter of 2006. Interest expense for the three months ended June 30, 2007 is comprised of $12.9 million (Q2-2006 – $10.9 million) related to interest charges on debt obligations, $0.7 million (Q2-2006 – $0.6 million) on capital lease obligations, $0.9 million (Q2-2006 – $0.9 million) on the option premium liability and $0.6 million (Q2-2006 – nil) for amortization of debt financing costs. The option premium liability relates to Western’s strategic crude oil risk management program implemented in the third quarter of 2005, and the deferral of the premiums associated with the put and call options purchased and sold, respectively. Imbedded in the prices of the deferred options is a financing charge which is reported as interest expense.

The 20 per cent increase in total financing charges compared to the second quarter of 2006 is primarily a function of Western carrying larger balances in its Revolving Credit Facility associated with funding our share of capital costs for Expansion 1. This increase was partially offset by the strengthening of the US/Cdn exchange rate, thereby reducing interest charges on our US denominated Notes which are reported in Canadian dollars. Financing charges increased by $0.5 million in the second quarter of 2007 compared to the first quarter of 2007 due to higher levels of debt partially offset by a strengthening of the US/Cdn exchange rate. Western’s total interest charges will increase over the balance of 2007, and over the next several years, as we continue to fund our share of the anticipated capital costs through a combination of cash flow from operations and incremental borrowings. Western will continue to assess our funding requirements for our capital programs and revise our financing plan accordingly as part of our normal course business. Western’s new $805 million Revolving Credit Facility (the “Credit Facility”) represents a key component of our financing plan for Expansion 1 as well as future AOSP expansions and other key initiatives. Interest rates charged pursuant to the Credit Facility are a function of external credit rating agencies’ assessment of the Credit Facility with spreads ranging from nil to 145 basis points.

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Depreciation, Depletion and Amortization

Depreciation, depletion and amortization (“DD&A”) totaled $12.7 million for the second quarter of 2007 compared to $6.8 million in the second quarter of 2006. Since the majority of DD&A depends on production levels, the second quarter of 2006 was lower due to the impact of the full plant turnaround. Incremental reserves associated with Expansion 1 will not be included in the depreciation rate until the assets associated with this expansion commence operations which is anticipated in 2010.

Foreign Exchange

During the second quarter of 2007, Western reported a foreign exchange gain of $41.4 million compared to a gain of $25.8 million in the second quarter of 2006. This gain is the result of a strong Canadian dollar relative to the US dollar at the end of the quarter compared to the month-end rate at the end of the first quarter of 2007, and it results in a lower Canadian equivalent amount on Western’s US$450 million long-term debt and deferred option premium liability. Over the quarter, the Canadian dollar has appreciated over seven cents relative to the US dollar. As reference points, the noon-day foreign exchange rate on June 30, 2007 was $0.9404 US/Cdn compared to $0.8674 US/Cdn on March 31, 2007 and $0.8969 US/Cdn on June 30, 2006. The average rate for the second quarter of 2007 was $0.9106 US/Cdn compared to $0.8912 US/Cdn for the prior year period and $0.8537 US/Cdn for the first quarter of 2007.

Risk Management Activities

Western paid $5.9 million in option premiums during the second quarter of 2007 associated with its strategic crude oil hedging program implemented in the fall of 2005. In the second quarter crude oil traded within the band of US$52.42 to US$92.41 per barrel established by the pay-collar structure and therefore no additional amounts were paid or received. Premiums are funded by cash flow from operations and incurred on a monthly basis as a result of Western’s decision to defer the premiums at the time of the original execution.

Western is not utilizing hedge accounting treatment under Canadian GAAP for this program and, as a result, certain mark-to-market adjustments flow through our financial statements. These adjustments are created from the changes in the fair market value of the financial instruments employed over the time period in question. For the quarter ended June 30, 2007, Western’s risk management assets decreased in value from the amount recorded as at March 31, 2007. This resulted in a mark-to-market loss of $6.4 million ($8.0 million net of tax) primarily due to the strengthening in WTI prices during the quarter partially offset with less time value associated with the options as they approach maturity. This loss does not impact stated cash flow from operations.

	Three Months Ended June 30		Six Months Ended June 30
(Unaudited) ($ thousands)	2007	2006	2007	2006

Risk Management Asset – Beginning of Period	7,151	30,702	26,308	98,426
Decrease in Fair Value	(6,438)	(44,478)	25,595	(112,202)
Risk Management Asset (Liability) – End of Period	713	(13,776)	713	(13,776)
Less: Current Portion (1)	1,654	(1,644)	1,654	(1,644)
Risk Management Liability – Long-term Portion	(941)	(12,132)	(941)	(12,132)

(1)  Current portion represents the fair value of the risk management program that expires within the next 12 months.

Income Taxes

In the second quarter of 2007, Western recorded income tax expense of $23.8 million compared to an income tax recovery of $25.5 million during the same period last year. The recovery in the second quarter of 2006 largely resulted from the turnaround and risk management losses. The expense for the second quarter of 2007 was primarily the result of increased profitability due to increased production levels and the absence of turnaround costs partially offset by the federal income tax rate reduction passed by the House of Commons on June 12, 2007.

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During the first quarter of 2007, the Canadian Federal Government announced its intent to phase out the Accelerated Capital Cost Allowance (“ACCA”) which previously allowed oil sands companies to claim a higher amount against taxable income than normally permitted for assets of this nature. Western anticipates that capital associated with base operations and Expansion 1 will be included in the ACCA pool with the ability to claim in excess of 25 per cent, subject to the extent of taxable income from that operation. The impact of tax classification with respect to ACCA for Expansions 2 and beyond is uncertain at this time.

Net Earnings

During the second quarter of 2007, Western reported net earnings of $87.5 million ($0.54 per share) compared to a net loss of $23.0 million ($0.14 per share) in the second quarter of 2006. Net earnings in the second quarter of 2007 included the impact of $6.4 million ($8.0 million net of tax including the impact of removing $5.9 million of tax deductible option premiums paid in the quarter) in risk management losses, in addition to $41.4 million ($37.4 million net of tax) in foreign exchange gains on our US dollar denominated debt and option premium liability.

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2007	2006	2007	2006

Net Earnings (Loss)	87,480	(22,962)	119,114	(47,795)
After Tax Impact of:
Add (Deduct):
Unrealized Risk Management Loss	7,960	33,683	23,210	78,386
Unrealized Foreign Exchange Gain	(40,232)	(24,001)	(44,518)	(23,472)
Net Earnings Excluding Unrealized Gain (Loss)	55,208	(13,280)	97,806	7,119
Net Earnings Excluding Unrealized Gain (Loss)
Per Share ($)
Basic	0.34	(0.08)	0.60	0.04
Diluted	0.34	(0.08)	0.60	0.04

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The following table provides the reconciliation between Net Earnings (Loss), Cash Flow from Operations (before changes in non-cash working capital) and EBITDAX:

RECONCILIATION: NET EARNINGS (LOSS) TO EBITDAX

	Three Months Ended June 30		Six Months Ended June 30
($ thousands)	2007	2006	2007	2006
		(restated)		(restated)

Net Earnings (Loss) Attributable to Common Shareholders	87,480	(22,962)	119,114	(47,795)
Add (Deduct):
Depreciation, Depletion and Amortization	12,712	6,820	25,762	17,366
Accretion on Asset Retirement Obligation	339	156	677	311
Amortization of Financing Charges	553	—	1,289	—
Stock-based Compensation	2,044	2,068	4,132	7,117
Unrealized Foreign Exchange Gain	(45,602)	(27,310)	(51,917)	(26,674)
Unrealized Risk Management Loss	6,438	44,478	25,595	112,202
Future Income Tax Expense (Recovery)	23,790	(24,948)	35,541	(35,331)
Interest Expense on Option Premium Liability	867	934	1,517	1,886
Cash Settlement on Performance Share Units	—	(28)	(3,806)	(2,104)
Cash Settlement on Option Premium Liability	(5,884)	—	(12,176)	—
Cash Settlement on Asset Retirement Obligation	—	(91)	—	(91)
Cash Flow From Operations, Before Changes in Non-Cash Working Capital	82,737	(20,883)	145,728	26,887
Add:
Interest (excluding interest on Option Premium Liability, Capitalized Interest and amortization of financing costs)	5,590	11,598	13,151	23,675
Realized Foreign Exchange Loss (Gain)	4,217	1,551	4,754	1,285
Realized Risk Management Gain	—	—	(120)	—
Current Taxes	—	(584)	17	(141)
Cash Settlement on Performance Share Units	—	28	3,806	2,104
Cash Settlement on Option Premium Liability	5,884	—	12,176	—
Cash Settlement on Asset Retirement Obligation	—	91	—	91
EBITDAX	98,428	(8,199)	179,512	53,901

EBITDAX (Earnings before Interest, Taxes, Depreciation, Depletion, Amortization, Stock-based Compensation, Accretion on Asset Retirement Obligation, Foreign Exchange and Risk Management) was $98.4 million for the second quarter of 2007, representing a thirteen-fold increase over the $8.2 million EBITDAX loss recorded for the second quarter of 2006. This increase is due in large part to the impact of the full plant turnaround during the second quarter of 2006. Second quarter 2007 EBITDAX increased $17.3 million compared to the first quarter of 2007 and is largely the result of improved sales price realizations from the prior quarter, partially offset by lower production stemming from planned maintenance events.

Cash flow from operations before changes in non-cash working capital (“cash flow from operations”) was $82.7 million for the second quarter of 2007 compared to a cash use of $20.9 million in the prior year period. Second quarter 2007 cash flow from operations increased $19.7 million over the first quarter of 2007. This increase is again the result of higher sales price realizations due to higher over WTI prices together with the production of a lighter sales mix partially offset by lower production levels.

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Financial Position

Bank Debt

During the second quarter of 2007, Western successfully implemented a new $805 million Revolving Credit Facility which replaces the $340 million Revolving Credit Facility. The term of the new Credit Facility is initially five years which can be extended annually at the discretion of the lenders. It has been rated BBB by Standard & Poor’s (“S&P”) and Ba2 by Moody’s Investor Services (“Moody’s”). S&P had previously upgraded the rating on Western’s US$450 million Notes (“Notes”) to BBB, while Moody’s upgraded the Notes to Ba2 as part of their rating of the Credit Facility. Western’s improved credit profile is reflected in these upgraded ratings as we continue to move towards a corporate investment grade classification.

During the quarter,Western drew an additional $85 million on its credit facilities, bringing the outstanding drawn balance to $214 million as at June 30, 2007. Additional amounts drawn were used to partially fund Western’s share of capital expenditures for Expansion 1 during the quarter. With the new Credit Facility in place, as at June 30, 2007, the undrawn capacity of the Credit Facility totaled $591 million, excluding amounts allocated to letters of credit.

Western’s debt to total capitalization as at June 30, 2007 decreased slightly to 47 per cent from 49 per cent largely due to the benefit associated with a significant strengthening of the US/Cdn exchange rate. Western anticipates the extent of leverage will increase as we continue to fund our share of capital expenditures for Expansion 1, together with our other key growth initiatives, through a combination of cash flow from operations and incremental borrowings.

Capital Expenditures

Western’s capital expenditures totaled $166.5 million in the second quarter of 2007 compared to $55.8 million for the comparable period in 2006. Capital expenditures in the second quarter of 2007 included $11.4 million for base operations, $5.0 million for sustaining capital, $134.9 million for expansion related capital including capitalized interest, $6.0 million related to Kurdistan, $4.3 million for Western’s in-situ initiatives and $4.9 million for other minor corporate expenditures. Corporate expenditures primarily relate to capitalized legal costs associated with Western’s Section IV insurance arbitration proceedings.

Analysis of Cash Resources

Cash balances totaled $4.4 million at June 30, 2007 compared to $6.0 million at June 30, 2006. Cash inflows included: $82.7 million in cash flow from operations, $85.0 million from Credit Facility drawdowns and $1.3 million from the exercise of employee stock options. Cash outflows included: capital expenditures of $166.5 million, $3.4 million for deferred charges and $0.3 million repayment of obligations under capital lease.

There was a negligible change in working capital during the second quarter of 2007. Reductions to working capital included a $3.8 million increase in accounts receivable and a $2.4 million reduction in accounts payable. These changes were essentially offset by a $4.1 million reduction in inventory and a $2.1 million decrease in prepaid expenses. The increase in accounts receivable is the result of higher sales price realizations. The reduction in accounts payable primarily relates to only two months of accrued interest on Western’s US dollar long-term notes being included at June 30, 2007 versus five months of accrued interest at March 31, 2007.

Insurance Claims

There were no new significant developments during the second quarter of 2007 with respect to Western’s ongoing arbitration proceedings concerning the Cost Overrun and Project Delay insurance policy, known as Section IV. Western anticipates that formal arbitration hearings will commence in September 2007. Amounts owing under all Western’s insurance claims total $244 million as of June 30, 2007 not including interest and ongoing costs which could add significantly to the balance to be considered by the arbitration panel.

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Flow-Through Shares

As communicated during 2006, the Canada Revenue Agency (“CRA”) proposed to challenge the characterization of certain expenditures capitalized as Canadian Exploration Expense (“CEE”) which were incurred in 2001 and 2002 and renounced to subscribers of the flow-through share offerings equaling $29.2 million in 2001 and $19.5 million in 2002. Western has yet to be formally reassessed and continues to work with the other Joint Venture Owners to seek resolution of this potential challenge. If the CRA is successful in assessing a change in the characterization of these expenditures, the resulting reduction would impact Western’s obligations under the indemnity provisions in the subscription agreements for the flow-through shares and, in turn, would impact Western’s reported results.

Outlook for the Remainder of 2007

Western anticipates its share of production from the AOSP to average approximately 31,000 to 34,000 barrels per day in 2007 based on production performance for the first half of 2007.

Western will continue to make opportunistic business decisions to add to our oil sands lease position over time. This initiative, combined with the AOSP’s existing lease position, provides a strong platform for Western’s future growth. Western continues to pursue downstream integration opportunities to maximize value from our oil sands resources and undeveloped acreage position. Western’s advisors, Goldman, Sachs & Co. and TD Securities Inc., are assisting in these activities under the oversight of an ad hoc committee of independent directors of the Board. Western’s Board and management team remain committed to maximizing the value of its Canadian oil sands position.

WesternZagros, our wholly-owned subsidiary, continues to advance its opportunity in the Federal Region of Kurdistan. A seismic program has been initiated with over 350 kilometres completed to date of an initial 650 kilometre program. In addition, WesternZagros continues to augment its organizational capabilities in order to support this initiative.

AOSP Expansion 1 Update

Engineering, procurement and construction activity continues to proceed on plan. Detailed engineering at the Mine is well over 50 per cent complete. During the quarter, key Mine construction efforts were focused on the completion of the Albian Village and the Primary Separation Cell foundation, progression of the deep undergrounds and commencement of structural erection works. At the Upgrader, engineering, construction and procurement activities are following plan. A key milestone for the Upgrader during the quarter was the arrival of three of the five large reactor vessels fabricated in Italy, with the remaining two reactors arriving in

July 2007. The Corridor Pipeline expansion also is progressing with a significant amount of pipe already completed. The Project Owners are closely monitoring the ongoing labour negotiations with the building trades. To this point, there have been no labour disruptions at either construction site and the Joint Venture Owners look forward to working with the various trade unions to ensure a peaceful labour environment on our Project. Clearly, we would be disappointed with any labour disruption. In terms of safety, the Project has surpassed seven million man hours without one lost-time incident.

Western’s recently closed Credit Facility represents a fundamental component of our financing strategy for Expansion 1. As previously communicated, we believe our share of the capital expenditures associated with Expansion 1 can be funded through a combination of cash flow from operations and incremental borrowings. Further financing efforts will be required to round out our comprehensive financing plan which will position Western to meet our ongoing commitments for this first 100,000 barrel per day expansion.

Business and Financial Risks

Western is subject to a number of business and financial risks that are typical given the nature of Western’s operations. These risks are described in Western’s previous public disclosures, including the 2006 Annual Report and Annual Information Form, which are available on the Company’s website and SEDAR.

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Non-GAAP Financial Measures

Western includes cash flow from operations per share, cash flow from operations excluding hedging activities, earnings before interest, taxes, depreciation, depletion and amortization, stock-based compensation, accretion on asset retirement obligation, foreign exchange gains and gains or losses on risk management activities (“EBITDAX”), EBITDAX excluding hedging activities and net earnings excluding hedging activities as investors may use this information to better analyze our operating performance. We also include certain per barrel information, such as realized crude oil sales price, to provide per unit numbers that can be compared against industry benchmarks, such as the Edmonton PAR benchmark. The additional information should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management believes that, in addition to Net Earnings per Share and Net Earnings Attributable to Common Shareholders (both Canadian GAAP measures), cash flow from operations per share and EBITDAX provide a better basis for evaluating our operating performance, as they both exclude fluctuations on the US dollar denominated Senior Secured Notes and certain other non-cash items, such as depreciation, depletion and amortization, and future income tax recoveries. In addition, EBITDAX provides a useful indicator of our ability to fund our financing costs and any future capital requirements.

Changes in Accounting Policies

Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date

For the year ending December 31, 2006, Western retroactively adopted Emerging Issues Committee Abstract 162 (“EIC-162”). EIC-162 required Western to recognize stock-based compensation expense for awards granted to employees eligible for retirement under stock-based compensation plans that contain provisions that allow an employee to continue vesting in an award in accordance with the stated vesting terms after the employee has retired. Accordingly, stock-based compensation expense for the three and six month periods ended June 30, 2006 was increased by $0.2 million and $3.4 million, respectively, included in general and administrative expense, representing the additional compensation expense recognized for employees eligible for retirement during the vesting period.

Financial Instruments

On January 1, 2007, Western adopted the CICA Handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3862 “Financial Instruments – Disclosures,” 3863 “Financial Instruments – Presentation,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity.” Other than the effect on Deferred Charges as described under Financial Instruments below, the adoption of the financial instruments standards have not affected the current or comparative period balances on the consolidated financial statements as all financial instruments identified have been fair valued.

Section 3855 requires that all financial assets be classified as held-for-trading, available-for-sale, held-to-maturity, or loans and receivables and that all financial liabilities must be classified as held-for-trading or other. Financial assets and financial liabilities classified as held-for-trading are measured at fair value with changes in those fair values recognized in earnings. Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

Derivative instruments are always carried at fair value and reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new Financial Instrument standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative;

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and the combined contract is not held for trading. When an entity is unable to measure the fair value of the embedded derivative separately, the combined contract is treated as a financial asset or liability that is held-for-trading and measured at fair value with changes therein recognized in the earnings.

The fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given or received. Subsequent to initial recognition, fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated based upon market prices at reporting date for other similar assets or liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to Western at the reporting date.

Transaction costs are expensed as incurred for financial instruments classified or designated as held-for-trading. Transaction costs related to other financial instruments are generally capitalized and are then amortized over the expected life of the instrument using the effective interest method. Accordingly, the Deferred Charges balance of $13.5 million, consisting of transaction costs relating to the Senior Secured Notes, was reclassified against Long-term Debt effective January 1, 2007 under prospective application. For the three month period ended June 30, 2007, $0.6 million of these costs were included in interest expense under the effective interest method.

Emerging Issues Committee Abstract 101 (“EIC-101”) states that transaction costs relating to line of credit and revolving debt arrangements are excluded from Section 3855. Transaction costs of $3.4 million relating to the new $805 million Revolving Credit Facility are being amortized using the straight-line method over the five year term of the Revolving Credit Facility.

Hedges

Section 3865 replaces the guidance formerly in Section 1650, “Foreign Currency Translation” and Accounting Guideline 13, “Hedging Relationships” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. Western does not have any derivative instruments that are subject to hedge accounting.

Comprehensive Income

Section 1530 establishes new standards for reporting the display of comprehensive income, consisting of net income and Other Comprehensive Income (“OCI”). OCI is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events from non-owner sources and excludes those resulting from investments by owners and distributions to owners. Western has no such transaction and events which would require the disclosure of OCI for the three and six month periods ended June 30, 2007. Any changes in these items would be presented in a consolidated statement of comprehensive income.

Equity

Section 3251 replaces Section 3250, “Surplus” and establishes standards for the presentation of equity and changes in equity during a reporting period, including changes in Accumulated Other Comprehensive Income (“Accumulated OCI”). Any cumulative changes in OCI would be included in Accumulated OCI and be presented as a new category of Shareholder’s Equity on the consolidated balance sheets.

Accounting Changes

On January 1, 2007, Western adopted CICA Handbook Section 1506, “Accounting Changes”, which revises and replaces former Section 1506, “Accounting Changes”. The Section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.

Determining the Variability to be Considered in Applying AcG-15

On January 1, 2007, Western prospectively adopted the Emerging Issues Committee issued Abstract 163, “Determining the Variability to be Considered in Applying AcG-15”, which addresses how an enterprise should determine the variability to be considered in applying AcG-15, “Consolidation of Variable Interest Entities”. The adoption of this standard has not affected the current or comparative period balances on the consolidated financial statements.

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Western material change report dated August 9, 2007
with respect to the proposed transaction with Marathon

WESTERN OIL SANDS INC.

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Western Oil Sands Inc.

Ernst & Young Tower

2400, 440 - 2nd Avenue S.W.

Calgary, AB    T2P 5E9

2.                                      Date of Material Change:

July 30, 2007.

3.                                       News Release

A press release disclosing the material change was issued through Canada Newswire on July 31, 2007.

4.                                      Summary of Material Change:

Western Oil Sands Inc. (“Western”), Marathon Oil Corporation (“Marathon”), 1339971 Alberta Ltd. (“Acquisitionco”) and WesternZagros Resources Inc. have entered into an arrangement agreement dated July 30, 2007 (the “Arrangement Agreement”) pursuant to which Marathon will acquire all of the issued and outstanding common shares of Western under an arrangement (the “Arrangement”) to be completed pursuant to the terms and conditions of a plan of arrangement under the Business Corporations Act (Alberta) (the “ABCA”).

5.                                      Full Description of Material Change

Western, Marathon, Acquisitionco and WesternZagros Resources Inc. have entered into the Arrangement Agreement pursuant to which Marathon will acquire all of the issued and outstanding common shares of Western under the Arrangement to be completed pursuant to the terms and conditions of a plan of arrangement under the ABCA.

The total consideration to be paid by Marathon under the Arrangement will be approximately $6.6 billion, which includes the assumption of approximately $736.1 million of indebtedness. Under the Arrangement, shareholders of Western will receive $35.50 per share in cash and/or 0.5932 of a common share (or exchangeable share) of Marathon for each Western share, with the exact amount of cash and shares to be received by Western shareholders subject to proration. The maximum cash consideration available to Western shareholders is $3,807.8 million. The maximum aggregate number of Marathon common shares that may be issued to Western shareholders is 34.3 million and the maximum number of exchangeable shares that may be issued to Western shareholders is 29.4 million.

In addition, each Western shareholder will receive one share of the parent of WesternZagros Resources Inc., such parent corporation to be incorporated prior to completion of the Arrangement (“WesternZagros”), and one tenth of a warrant to purchase shares of WesternZagros in respect of each Western share held. Each whole warrant of WesternZagros will be exercisable at a price of $2.50 for a period of three months following closing of the Arrangement.

Western has agreed to pay Marathon a non-completion fee of $200 million in certain circumstances if the Arrangement is not completed. The Arrangement Agreement also includes customary non-solicitation and right to match provisions.

A copy of the Arrangement Agreement is attached as Schedule A to this material change report.

Board of Directors Recommendation

The Board of Directors of Western established a committee of independent directors to ensure an in-depth and complete review process. After consulting with its financial and legal advisors, and receiving a recommendation from the committee of independent directors, the Board of Directors of Western has unanimously determined that the proposed Arrangement transaction is in the best interest of Western and the Western shareholders and that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western shareholders. Goldman, Sachs & Co. and TD Securities Inc. acted as financial advisors to Western in connection with the Arrangement transaction.

Transaction Process

The Arrangement transaction will be completed by way of a plan of arrangement under the ABCA. It will require the approval of two-thirds of the votes cast by shareholders of Western voting at a special meeting to be called to consider the Arrangement, as well as a court and other regulatory approvals and certain other customary conditions for an agreement of this nature. The Arrangement is anticipated to close in the fourth quarter of 2007.

About WesternZagros

Following completion of the Arrangement, WesternZagros will indirectly hold Western’s current assets and operations in the Federal Region of Kurdistan. It is intended that WesternZagros and its subsidiaries will be sufficiently capitalized with approximately $82.5 million from Western. In addition, certain insiders of Western have committed to participate in a private placement of approximately $10 million at a price of $2.50 per share, and certain other insiders of Western have pre-committed to exercise their WesternZagros warrants to be received pursuant to the Arrangement. Warrants, issued with the WesternZagros shares, if fully exercised, could result in additional cash proceeds of over $41.3 million. When added to the other sources of funding, it is expected that proceeds available to WesternZagros and its subsidiaries would total $133.8 million.

6.                                       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.                                     Omitted Information:

Not Applicable.

8.                                       Executive Officer:

For further information, please contact the following officers of Jim Houck, President and Chief Executive Officer of Western, at (403) 233-1700.

9.                                       Date of Report:

August 9, 2007.

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SCHEDULE A

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

AMONG:

MARATHON OIL CORPORATION

- AND -

1339971 ALBERTA LTD.

- AND -

WESTERN OIL SANDS INC.

- AND -

WESTERNZAGROS RESOURCES INC.

July 30, 2007

i

ii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 30th day of July, 2007,

AMONG:

MARATHON OIL CORPORATION, a corporation existing under the laws of Delaware (hereinafter referred to as “Marathon” or “Purchaser”)

AND:

1339971 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “AcquisitionCo”)

AND:

WESTERN OIL SANDS INC., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “Western”)

AND:

WESTERNZAGROS RESOURCES INC., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “WesternZagros”)

WHEREAS:

A.                                               AcquisitionCo wishes to acquire all of the issued and outstanding shares of Western;

B.                                                 AcquisitionCo is an indirect subsidiary of Purchaser;

C.                                                 Purchaser, AcquisitionCo, Western and WesternZagros wish to propose an arrangement involving, among other things, the acquisition by AcquisitionCo of all of the issued and outstanding shares of Western and the distribution of shares of WesternZagros to the shareholders of Western;

D.                                                the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta); and

E.                                                  the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                                           Definitions

In this Agreement, the following defined terms have the meanings hereinafter set forth:

(a)                                              “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)                                             “Acquisition Proposal” means any written proposal or offer made to Western or the Western Shareholders (including any takeover bid initiated by advertisement or circular) relating to:  (i) any merger, amalgamation, take-over bid, tender offer, arrangement, share exchange, dissolution, liquidation, recapitalization or other business combination involving any purchase by a single Person (other than AcquisitionCo, Marathon or any of their subsidiaries) or combination of Persons (other than AcquisitionCo, Marathon or any of their subsidiaries) of Western Common Shares that, if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Common Shares, or any liquidation or winding-up in respect of Western or any material Western subsidiary (other than WesternZagros); (ii) any purchase or sale of Western or its subsidiaries (other than WesternZagros) or any assets, where such assets represent more than 20% of the fair market value of the consolidated assets of Western or contribute more than 20% of the revenues of Western (on a consolidated basis) (or other arrangement having the same economic effect as a purchase or sale of assets); (iii) any sale or acquisition of 20% or more of the Western Common Shares or rights or interests therein or thereto; or (iv) any similar business combination or transaction, of or involving Western and/or any subsidiary of Western (other than WesternZagros), that if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Common Shares;

(c)                                              “AcquisitionCo” means 1339971 Alberta Ltd., an indirect subsidiary of the Purchaser incorporated under the ABCA for purposes of completing the Arrangement;

(d)                                             “AcquisitionCo Board of Directors” means the board of directors of AcquisitionCo, as it may be comprised from time to time;

(e)                                              “Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f)                                                “Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(g)                                             “Applicable Laws”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

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(h)                                             “Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(i)                                                 “Arrangement Resolution” means the special resolution to be attached as Appendix A to the Information Circular in respect to the Arrangement;

(j)                                                 “Articles of Arrangement” means the articles of arrangement to be prepared by Western, with the cooperation, consultation and prior approval of Marathon, acting reasonably, as provided for herein, in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(k)                                              “Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta or the City of Houston, Texas are not generally open for business;

(l)                                                 “Certificate” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(m)                                           “Closing Time” shall be 1:00 p.m. (Calgary time) on the Effective Date, or such other time on the Effective Date as is agreed to by Purchaser and Western;

(n)                                             “Code” means the United States Internal Revenue Code of 1986, as amended;

(o)                                             “Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

(p)                                             “Confidential Information” has the meaning ascribed thereto in Section 3.5(j);

(q)                                             “Confidentiality Agreement” means the confidentiality agreement dated November 8, 2006 between Western and Marathon Petroleum Company LLC entered into in connection with the transaction contemplated herein;

(r)                                                “Continuing Employees” has the meaning ascribed thereto in Section 2.6(b);

(s)                                              “Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(t)                                                “Court” means the Court of Queen’s Bench of Alberta;

(u)                                             “Disclosed Personal Information” has the meaning ascribed thereto in Section 4.4(b);

(v)                                             “Disclosure Letter” means the disclosure letter dated as of the date hereof from Western to Purchaser as amended, supplemented or otherwise agreed to between Western and Purchaser prior to the Effective Time;

(w)                                           “Dissent Rights” means the rights of dissent granted in favour of registered Western Shareholders in respect of the Arrangement as described in the Plan of Arrangement;

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(x)                                               “Effective Date” means the date the Arrangement becomes effective under the ABCA, provided that such date shall not be later than the Outside Date, unless otherwise agreed to by Purchaser and Western;

(y)                                             “Effective Time” means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

(z)                                               “Employee Obligations” means any obligations or liabilities of Western to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, accrued bonuses for 2007, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Western to officers or employees:  (i) for severance or termination payments on the change of control of Western pursuant to Western’s severance policies and any involuntary severance, termination and employment offer agreements, including payments associated with Code Sections 280G and 4999 which define excise taxes associated with a change of control for United States taxpayers; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement; (iii) for payments with respect to any options, share appreciation rights, participating performance units, deferred share units or similar plans; and (iv) payments with respect to Western’s Supplemental Employee Retirement Plan and its registered pension plan;

(aa)                                        “Encumbrances” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or asset, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) against title to any of the property or asset, or any part thereof or interest therein;

(bb)                                      “Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, provincial, territorial, state, municipal, local or foreign Laws of any Governmental Authority or of any court, tribunal or other similar body, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use and storage of Hazardous Substances;

(cc)                                        “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules, regulations and orders promulgated thereunder;

(dd)                                      “Exchange Trust Agreement” means the agreement to be entered into between the Purchaser, AcquisitionCo and the Depositary as trustee prior to the Effective Time;

(ee)                                        “Exchangeable Shares” means the exchangeable shares in the capital of AcquisitionCo, the principal terms of which are set out in Appendix A to the Plan of Arrangement;

(ff)                                            “Final Order” means the order of the Court approving the Arrangement to be applied for by Western following the Western Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of the Western Shareholders, Western and WesternZagros, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

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(gg)                                      “Form S-3” has the meaning ascribed thereto in Section 2.4(b);

(hh)                                      “GAAP” has the meaning ascribed thereto in Section 1.7;

(ii)                                              “GLJ” has the meaning ascribed thereto in Section 4.2(t);

(jj)                                              “GLJ Report” has the meaning ascribed thereto in Section 4.2(l);

(kk)                                        “Governmental Authority” means any  multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, any subdivision, agent, commission, board or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ll)                                              “Governmental Authorization” has the meaning ascribed thereto in Section 4.1(l);

(mm)                                  “Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(nn)                                      “Information Circular” means the management information circular and proxy statement of Western, together with all appendices thereto to be mailed or otherwise distributed by Western to the Western Shareholders or such other securityholders of Western as may be required pursuant to the Interim Order in connection with the Western Meeting;

(oo)                                      “Interests” has the meaning ascribed thereto in Section 4.2(s);

(pp)                                      “Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Western Shareholders, Western and WesternZagros, containing declarations and directions with respect to the Arrangement and the holding of the Western Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qq)                                      “Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

(rr)                                            “ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ss)                                        “Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority (including the TSX and NYSE);

(tt)                                            “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, Contract, permit, license or other undertaking and as a result of any act or omission;

(uu)                                      “Mailing Date” has the meaning ascribed thereto in Section 3.4(f);

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(vv)                                      “Material Adverse Change” or “Material Adverse Effect” means, with respect to either Western or Marathon, as the case may be, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from:  (i) general economic, financial, currency exchange, securities or commodity prices in Canada, the United States or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Party and/or its subsidiaries, including changes in Laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing, in the case of Marathon, to Western, and in the case of Western or WesternZagros, to Marathon, as of the date of this Agreement; or (v) any changes arising from matters consented to or approved in writing by Western, in the case of changes relating to Marathon, or by Marathon in the case of changes relating to Western or WesternZagros, as applicable;

(ww)                                  “NYSE” means the New York Stock Exchange;

(xx)                                        “Other Party” means, with respect to the applicable Purchaser Party(ies), the applicable Western Party(ies) and, with respect to the applicable Western Party(ies), the applicable Purchaser Party(ies);

(yy)                                      “Outside Date” has the meaning ascribed thereto in Section 3.4(f);

(zz)                                          “Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Purchaser Parties or the Western Parties, as the case may be;

(aaa)                                  “Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(bbb)                               “Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with the terms thereof and hereof;

(ccc)                                  “Publicly Disclosed by Purchaser” means disclosed by Purchaser in a public filing made by it with the SEC from January 1, 2006 to and including the date hereof;

(ddd)                               “Public Record” means all information filed by or on behalf of Western or Purchaser, as the case may be, with the Securities Authorities, in compliance, or intended compliance, with any Laws;

(eee)                                  “Purchase Funds” means the aggregate cash amount required to purchase the Western Common Shares pursuant to the terms of the Arrangement;

(fff)                                        “Purchaser Balance Sheet” has the meaning ascribed thereto in Section 4.1(t)(i);

(ggg)                               “Purchaser Board of Directors” means the board of directors of Purchaser, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

6

(hhh)                               “Purchaser Damages Event” has the meaning ascribed thereto in Section 6.1;

(iii)                                           “Purchaser Financial Statements” means, collectively, the audited consolidated financial statements of Purchaser as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon and the unaudited consolidated financial statements of Purchaser as at and for the three months ended March 31, 2007, together with the notes thereto;

(jjj)                                         “Purchaser Information” means the information included in the Information Circular describing the Purchaser Parties and the business, operations and affairs of the Purchaser Parties;

(kkk)                                  “Purchaser Parties” means, collectively and taken as a whole, Purchaser and AcquisitionCo and “Purchaser Party” means either of them;

(lll)                                           “Purchaser Shares” means the common shares in the capital of Purchaser;

(mmm)                        “Purchaser Termination Fee” has the meaning ascribed thereto in Section 6.1;

(nnn)                               “Registrar” means the Registrar of Corporations or the Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

(ooo)                               “SEC” means the United States Securities and Exchange Commission;

(ppp)                               “Securities Act” means the Securities Act, R.S.A. 2000, c. S-4, as amended;

(qqq)                               “Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the Provinces or Territories of Canada and the SEC in the United States;

(rrr)                                        “subsidiary” has the meaning ascribed thereto in the Securities Act (and shall include all trusts or partnerships directly or indirectly owned by Western or Purchaser, as the case may be);

(sss)                                  “Superior Proposal” means an unsolicited, bona fide Acquisition Proposal made after the date hereof that: (i) involves the purchase or acquisition of or offer by such Person to purchase all of the outstanding Western Common Shares or all or substantially all of the assets of Western and its subsidiaries; (ii) that is made available to all or substantially all Western Shareholders and offers or makes available substantially equivalent consideration in form and amount per Western Common Share to be purchased or otherwise acquired; (iii) that is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Western or its subsidiaries beyond 5:00 p.m. (Mountain time) on the tenth Business Day after which access is first afforded to the Person making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Western during such ten Business Day period or thereafter); (iv) is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (v) in respect of which any required financing to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; and (vi) in respect of which the Western Board of Directors determines in good faith (after consultation with its financial advisors and outside counsel) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the Western Shareholders from a

7

financial point of view than the transactions contemplated by this Agreement, provided that no Acquisition Proposal shall be a Superior Proposal if the Person making such Acquisition Proposal is in default of any standstill obligation with Western;

(ttt)                                        “Support Agreement” means an agreement to be entered into by, among others, Purchaser and AcquisitionCo;

(uuu)                               “Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Taxing Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Western or Purchaser, as applicable (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(vvv)                               “Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including any attached Schedules);

(www)                         “Taxing Authority” shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(xxx)                                   “Third Party Approvals” has the meaning ascribed thereto in Section 5.1(g);

(yyy)                               “Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.10;

(zzz)                                   “TSX” means the Toronto Stock Exchange;

(aaaa)                            “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(bbbb)                        “U.S. GAAP” has the meaning ascribed thereto in Section 1.7;

(cccc)                            “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder;

(dddd)                        “U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

(eeee)                            “Western” means Western Oil Sands Inc., a corporation incorporated under the ABCA;

(ffff)                                    “Western Balance Sheet” has the meaning ascribed thereto in Section 4.2(w)(i);

(gggg)                        “Western Board of Directors” means the board of directors of Western as it may be comprised from time to time;

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(hhhh)                    “Western Budget” has the meaning ascribed thereto in Section 3.3(g);

(iiii)                                    “Western Common Shares” means the common shares in the capital of Western;

(jjjj)                                    “Western DSU Plan” has the meaning ascribed thereto in Section 2.6(d);

(kkkk)                        “Western DSUs” has the meaning ascribed thereto in Section 2.6(d);

(llll)                                    “Western Financial Statements” means, collectively, the audited consolidated financial statements of Western as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon and the unaudited consolidated financial statements of Western as at and for the six months ended June 30, 2007, together with the notes thereto;

(mmmm)           “Western Group” has the meaning ascribed thereto in Section 4.2(c);

(nnnn)                    “Western Information” means the information included in the Information Circular describing the Western Parties and the business, operations and affairs of the Western Parties;

(oooo)                    “Western Meeting” means the special meeting of Western Shareholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(pppp)                    “Western Option Plan” has the meaning ascribed thereto in Section 2.6(c);

(qqqq)                    “Western Options” has the meaning ascribed thereto in Section 2.6(c)(i);

(rrrr)                                “Western Parties” means, collectively and taken as a whole, Western and WesternZagros, and “Western Party” means either of them;

(ssss)                        “Western Plans” has the meaning ascribed thereto in Section 4.2(x);

(tttt)                                “Western PSU Plan” has the meaning ascribed thereto in Section 2.6(c);

(uuuu)                    “Western PSUs” has the meaning ascribed thereto in Section 2.6(c)(i);

(vvvv)                    “Western Shareholders” means holders of Western Common Shares;

(wwww)            “Western Shareholder Rights Plan” means the shareholder rights plan of Western;

(xxxx)                           “WesternZagros” means WesternZagros Resources Inc., a corporation incorporated under the ABCA;

(yyyy)                    “WesternZagros Board of Directors” means the board of directors of WesternZagros as it may be comprised from time to time;

(zzzz)                            “WesternZagros Shares” means the common shares in the capital of WesternZagros; and

(aaaaa)                  “WesternZagros Information” means the information included in the Information Circular describing WesternZagros and the business, operations and affairs of WesternZagros.

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1.2                                           Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3                                           Number and Gender

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders.

1.4                                           Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5                                           Entire Agreement

This Agreement, the Confidentiality Agreement and the Disclosure Letter constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6                                           Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7                                           Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

References in this Agreement to “U.S. GAAP” shall mean generally accepted accounting principles as in effect in the United States.

1.8                                           Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Purchaser, include disclosure in writing to Purchaser or its representatives or, in the case of disclosure to Western, include disclosure in writing to Western or its representatives.

1.9                                           Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to

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the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10                                    Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Western or Marathon, as applicable, it refers to the actual knowledge of James Houck, David Dyck, Joanne Alexander, Steve Reynish, Simon Hatfield and Jack Jenkins in respect of Western, and Clarence P. Cazalot, Janet F. Clark, Daniel J. Sullenbarger, James F. Meara and William F. Schwind, Jr. in respect of Marathon, in each case after reasonable inquiry.

1.11                                    Schedule

The following schedule attached hereto is incorporated into and forms an integral part of this Agreement:

A – Plan of Arrangement

ARTICLE 2
THE ARRANGEMENT

2.1                                           Plan of Arrangement

As soon as is reasonably practicable, Western will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Western Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and the other matters to be considered at the Western Meeting. Provided all necessary approvals for the Arrangement Resolution are obtained from the Western Shareholders, Western shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Western and WesternZagros shall forthwith proceed to file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2                                           Interim Order

The Interim Order shall provide that:

(a)                                              the securities of Western for which holders shall be entitled to vote on the Arrangement Resolution shall be the Western Common Shares;

(b)                                             the Western Shareholders shall be entitled to vote on the Arrangement Resolution with each Western Shareholder being entitled to one vote for each Western Common Share held by such holder; and

(c)                                              the requisite majority for the approval of the Arrangement Resolution shall be two thirds of the votes cast by the Western Shareholders present in person or by proxy at the Western Meeting.

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2.3                                           Information Circular and the Western Meeting

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(a)                                             Purchaser shall prepare the Purchaser Information for inclusion in the Information Circular and provide the Purchaser Information to Western in a timely and expeditious manner;

(b)                                            Western shall prepare the Information Circular and Western shall ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, in all cases ensuring compliance in all material respects with all Applicable Laws on the date of issue thereof;

(c)                                             Western shall convene the Western Meeting; and

(d)                                            Western shall cause the Information Circular to be mailed to the Western Shareholders and such other securityholders of Western or other third parties as may be required pursuant to the Interim Order, and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed.

2.4                                           Securities Law Compliance

(a)                                             Purchaser shall use reasonable efforts to obtain all orders, if any, required from the applicable Canadian Securities Authorities to permit the issuance and first resale of (i) the Exchangeable Shares and Purchaser Shares issued pursuant to the Arrangement and (ii) the Purchaser Shares issued upon exchange of the Exchangeable Shares from time to time, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any Applicable Laws or pursuant to the rules and regulations of any Governmental Authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” of Purchaser or Western for purposes of Canadian federal, provincial or territorial securities Laws); and

(b)                                            Purchaser shall prepare and file a registration statement on Form S-3 (or other applicable form) (the “Form S-3”), in order to register under the U.S. Securities Act the issuance of the Purchaser Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares. Purchaser shall use reasonable efforts to cause the Form S-3 to become effective under the U.S. Securities Act by the Effective Time and to maintain such effectiveness for the period that the Exchangeable Shares remain outstanding. If Purchaser is a “well-known seasoned issuer” as defined in Rule 405 under the U.S. Securities Act and eligible to use an automatic shelf registration statement as defined in Rule 405 for purposes of registering the issuance of Purchaser Shares upon exchange of the Exchangeable Shares, then Purchaser shall file an automatic shelf registration statement on or before the Effective Date and shall use reasonable efforts to maintain the effectiveness for the period during which the Exchangeable Shares are outstanding.

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2.5                                           Preparation of Filings

(a)                                              Purchaser and Western shall cooperate in:

(i)                                     the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Purchaser or Western to be necessary to discharge their respective obligations under Canadian and United States federal, provincial, territorial and state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)                                 the taking of all such action as may be required under any applicable Canadian and United States federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Exchangeable Shares and the Purchaser Shares in connection with the Arrangement; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications neither Purchaser nor Western shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer of the Exchangeable Shares and the Purchaser Shares in connection with the Arrangement; and

(iii)                               the taking of all such action as may be required under the ABCA, Applicable Canadian Securities Laws, the U.S. Securities Act and the Exchange Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(b)                                             Each of Purchaser and Western shall promptly furnish to the other all information concerning it and its securityholders as may be required for the effectuation of the actions described in Sections 2.1 and 2.4 and the foregoing provisions of this Section 2.5, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.6                                           Employees

(a)                                            Western shall arrange for the termination or resignation of, and use its reasonable commercial efforts to obtain releases in a form acceptable to Western and Purchaser, each acting reasonably, from those Western directors, officers and employees as may be determined by Purchaser prior to the Effective Date, without payment or accrual for payment of any severance costs except as set forth in the Disclosure Letter or as may be agreed upon by Purchaser in writing;

(b)                                             Purchaser agrees that, prior to the Effective Date, it will interview such Western employees and consultants with a view to determining which individuals it wishes to extend an offer of continued employment or provision of services (the “Continuing Employees”);

(c)                                              The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of the Western share option plan and the agreements thereunder (the “Western Option Plan”)

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and the Western performance share unit plan and the agreements thereunder (the “Western PSU Plan”) and Western executive and employee (if applicable) employment and “change of control” agreements and that all awards pursuant to the Western Option Plan and Western PSU Plan will be accelerated thereunder and, in that regard:

(i)                                   Purchaser acknowledges that upon approval of the Arrangement by the Western Shareholders, all outstanding options (“Western Options”) granted pursuant to the Western Option Plan and all performance share units (“Western PSUs”) granted pursuant to the Western PSU Plan shall be vested and shall be exercised, terminated or surrendered such that no options to purchase or receive Western Common Shares remain outstanding as at the Effective Date; and

(ii)                                Purchaser acknowledges that pursuant to the Western Option Plan, a holder of Western Options (the “Optionee”) may, prior to the Effective Time, elect to exercise all of the Western Options held by the Optionee, whether previously vested or unvested, upon payment to Western of the exercise price therefor and receive Western Common Shares in respect of the number of Western Options so exercised pursuant to the terms of the Western Option Plan. Purchaser acknowledges that Western may provide financing to the Optionees to facilitate the exercise of Western Options prior to the Effective Date on terms, conditions and documentation satisfactory to Purchaser, acting reasonably, provided that Western will retain a security interest in any such shares and any proceeds therefrom (including any proceeds received pursuant to the Arrangement) until such financing is repaid;

(d)                                          Western shall use its reasonable commercial efforts to cause all Western Common Shares issued upon the exercise of Western Options or payment of Western PSUs or Western deferred share units (“Western DSUs”) granted pursuant to the Western deferred share unit plan (“Western DSU Plan”) on or prior to the record date for the Western Meeting to be voted in favour of the Arrangement Resolution by those persons who continue to hold such Western Common Shares as of the Record Date;

(e)                                           Purchaser agrees that, prior to the Effective Time, the Western Board of Directors shall cause Western’s contributions to the registered pension plan of Western to vest;

(f)                                             The Employee Obligations of Western shall not exceed the amount set forth in the Disclosure Letter; and

(g)                                          Western acknowledges that prior to giving effect to any of the foregoing matters provided for in this Section 2.6, it shall cooperate and consult with Marathon in respect thereof.

2.7                                           WesternZagros and Completion of Transactions

Western, as the sole shareholder of WesternZagros, covenants and agrees to cause WesternZagros to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are reasonably necessary or desirable to effect and complete the transactions contemplated herein and in the Plan of Arrangement in accordance with the terms and conditions hereof and thereof and any and all covenants and agreements of Western contained herein and in the Plan of Arrangement shall, to the extent that they are required to be performed by WesternZagros, be and be deemed to be covenants and agreements of both Western and WesternZagros.

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2.8                                           Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

2.9                                           Recommendation of Western Board of Directors

The Western Board of Directors has unanimously determined that the Arrangement is in the best interests of Western and the Western Shareholders, and has, based upon, among other things, the opinions of Western’s financial advisors, unanimously determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend Western Shareholders vote in favour of the Arrangement. Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinions of Western’s financial advisors, confirming the aforementioned opinions of such financial advisors, in the Information Circular.

2.10                                    Dissenting Shareholders

Registered Western Shareholders entitled to vote at the Western Meeting may exercise Dissent Rights with respect to their Western Common Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Western shall give Purchaser prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Western and provide Purchaser with copies of such notices and written objections.

2.11                                    Disclosure Letter

Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures in the Disclosure Letter must reference a particular Section in this Agreement in order to be deemed to relate to or modify such Section of this Agreement. The inclusion of any item in the Disclosure Letter shall not be construed as an admission by Western of the materiality of such item.

2.12                                    Tax Withholdings

Purchaser and AcquisitionCo shall be entitled to deduct and withhold from any consideration otherwise payable to any Western Shareholder and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be, under the Plan of Arrangement such amounts as Purchaser or AcquisitionCo are required or reasonably believed to be required to deduct and withhold from such consideration in accordance with applicable Tax Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Western Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.

2.13                                    Marathon Guarantee

Marathon hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquisitionCo of each and every covenant and obligation of AcquisitionCo arising under the Arrangement, including, without limitation, the due and punctual payment of the Purchase Funds, Exchangeable Shares and Purchaser Shares pursuant to the Arrangement. Marathon hereby agrees that Western shall not have to proceed first against AcquisitionCo before exercising its rights under this guarantee against Marathon.

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2.14                                    Western Guarantee

Western hereby unconditionally and irrevocably guarantees the due and punctual performance by WesternZagros of each and every covenant and obligation of WesternZagros arising under the Arrangement. Western hereby agrees that Marathon shall not have to proceed first against WesternZagros before exercising its rights under this guarantee against Western.

2.15                                    Tax Election

Western or the member of the Western Group that sells the WesternZagros Shares to SpinCo (as defined in the Plan of Arrangement), as applicable, (the “Electing Party”) shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA (and analogous provisions of provincial income tax law) with respect to such transfer following the Effective Time by providing two duly completed signed copies of the necessary election form to SpinCo at any time following the Effective Date. The elected amount therein shall be the lesser of $412,669,383 and the aggregate redemption amount of the redeemable preferred shares issued by SpinCo to the Electing Party. Thereafter, subject to the election form complying with the provisions of the ITA (or applicable provincial income tax law) the forms shall be signed by SpinCo and returned to Western within 30 days after receipt thereof. SpinCo will not be responsible for the proper completion of any election form and, except for the obligation of SpinCo to sign and return a duly completed election form, SpinCo will not be responsible for any taxes, interest or penalties resulting from the failure of the Electing Party to properly complete or file the election form in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

ARTICLE 3
COVENANTS

3.1                                           Covenants of Purchaser and AcquisitionCo

Each of Purchaser and AcquisitionCo covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Western (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                              the business of Purchaser and AcquisitionCo shall be conducted only in the usual and ordinary course consistent with past practices;

(b)                                             Purchaser and AcquisitionCo shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Purchaser or AcquisitionCo except as required in connection with the Arrangement and, in the case of AcquisitionCo, to facilitate the issuance of preferred shares with a value of approximately $65,000; (ii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or AcquisitionCo; or (iii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing except as disclosed in writing to Western prior to the date hereof;

(c)                                              Purchaser and AcquisitionCo will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Purchaser or AcquisitionCo, as the case may be;

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(d)                                            each of Purchaser and AcquisitionCo will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Western in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(e)                                             Purchaser will use reasonable commercial efforts to obtain approval of the listing of Purchaser Shares issuable under the Arrangement and upon exercise of the Exchangeable Shares on the NYSE prior to the mailing of the Information Circular;

(f)                                               Purchaser and AcquisitionCo will make all other necessary filings and applications under Applicable Laws required on the part of Purchaser or AcquisitionCo, as the case may be, in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws;

(g)                                            neither Purchaser nor AcquisitionCo shall take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(h)                                            Purchaser and AcquisitionCo shall jointly and severally indemnify and save harmless Western, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may be subject or which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                  any misrepresentation or alleged misrepresentation in the Purchaser Information;

(ii)                               any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of Purchaser or AcquisitionCo in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Purchaser Shares or the Exchangeable Shares; and

(iii)                            Purchaser or AcquisitionCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that neither Purchaser nor AcquisitionCo shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Western Information, the negligence of Western or the non-compliance by Western with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

(i)                                                subject to Section 10.3, except for non-substantive communications with third parties and communications to legal and other advisors of Purchaser, Purchaser and AcquisitionCo will furnish promptly to Western: (i) a copy of each notice, report, schedule or other document

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delivered, filed or received by Purchaser or AcquisitionCo in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(j)                                                except as contemplated herein, neither Purchaser nor AcquisitionCo shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Purchaser or AcquisitionCo, as the case may be, in this Agreement untrue in any material respect;

(k)                                             Purchaser and AcquisitionCo shall promptly notify Western in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Purchaser or AcquisitionCo threatened) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities of Purchaser or AcquisitionCo, whether contractual or otherwise;

(l)                                                Purchaser and AcquisitionCo shall use their reasonable commercial efforts to obtain the consent of any third parties required by Purchaser or AcquisitionCo for the transactions contemplated hereby and provide the same to Western on or prior to the Effective Date; and

(m)                                          Purchaser and AcquisitionCo shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

3.2                                           Additional Covenants of Purchaser and AcquisitionCo

Purchaser and AcquisitionCo further covenant and agree that:

(a)                                             Prior to the Effective Time, AcquisitionCo shall not: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares and preferred shares; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Western, acting reasonably;

(b)                                            all rights to indemnification existing in favour of present and former directors and officers of (i) Western or (ii) any corporation of which Western is or was a shareholder or creditor and who are serving or did serve at Western’s request, as provided by contract, in Western’s articles or by-laws or in similar documents of any of Western’s subsidiaries in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters, and Purchaser further unconditionally and irrevocably covenants and agrees to be jointly and severally liable with Western for the performance of this covenant following the Effective Date; and

(c)                                             Western shall be permitted to secure “run off” directors’ and officers’ liability insurance for Western’s current and former directors and officers, covering claims made prior to or within six years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that provided pursuant to Western’s current directors’ and officers’ insurance policy and Purchaser agrees to not take any action to terminate or otherwise adversely affect such directors’ and officers’ insurance.

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3.3                                           Covenants of Western and WesternZagros

Western and WesternZagros covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)                                              Western and WesternZagros will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the fulfillment of the same is within the control of Western and WesternZagros, as applicable;

(b)                                             each of Western and WesternZagros, as applicable, will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(c)                                              Western and WesternZagros will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, if applicable, reasonably required to be made on the part of Western and WesternZagros in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(d)                                             neither Western nor WesternZagros will take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(e)                                              the business of Western and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal set forth in the Disclosure Letter that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(f)                                                Western shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding Western Common Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Western Common Shares or other securities of Western or any of its subsidiaries (other than the issuance of any securities of WesternZagros), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Western Common Shares (other than on exercise of Western Options or pursuant to the Western PSU Plan); (iv) redeem, purchase or otherwise acquire any of the outstanding Western Common Shares or other securities, other than to satisfy the obligations of Western pursuant to the Western DSU Plan or the Western PSU Plan; (v) split, combine or reclassify any of the outstanding Western Common Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Western; or

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(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(g)                                             other than pursuant to commitments, expenditures or indebtedness which are set forth in the Disclosure Letter or which have been set forth in Western’s annual budget of capital expenditures, operating expenses and general and administrative expenses as amended and supplemented by the Western Board of Directors (the “Western Budget”) which for certainty includes expenditures made prior to the date of this Agreement as well as expenditures to be made after the date of this Agreement relating to the business and operations of WesternZagros, and previously provided to Purchaser in writing, Western shall not directly or indirectly: (i) sell, pledge, dispose of or encumber any assets except for the sale of petroleum substances in the ordinary course of business and consistent with Western’s current marketing practices; (ii) expend or commit to expend any funds in excess of the Western Budget except in emergency situations; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) other than as set forth in the Plan of Arrangement in respect of the distribution of WesternZagros Shares to Western Shareholders, reorganize, amalgamate, merge of otherwise continue Western or any of its subsidiaries with any other Person or other business organization whatsoever; (v) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) except as provided by Section 3.3(bb) and Section 3.3(cc), acquire any assets (other than purchases of inventories in the ordinary course of business); (vii)  incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances (except to a subsidiary of Western other than WesternZagros), or amend the terms of any of its office leases or existing credit facilities; (viii) except for Employee Obligations, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in the Western Financial Statements or incurred in the ordinary course of business consistent with past practice; (ix) authorize, recommend or propose any release or relinquishment of any material Contracts; (x) except the distribution of the WesternZagros Shares to Western Shareholders pursuant to the Arrangement and obtaining all necessary consents to such transactions pursuant to Western’s existing debt agreements, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (xi) enter into or terminate any strategic hedges, swaps or other financial instruments or like transactions; (xii) advance funds, transfer assets, or commit to advancing funds or transferring assets, directly or indirectly, to or for the benefit of WesternZagros; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(h)                                             except as permitted by Section 2.6, Western shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(i)                                                 except as permitted by Section 2.6, neither Western nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option,

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pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(j)                                                except as permitted by Section 2.6 or as may be agreed to by Purchaser, neither Western nor any of its subsidiaries shall: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Western Options, Western PSUs or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Western or any of its subsidiaries or any other party not at arm’s length to Western or any of its subsidiaries;

(k)                                             except as set forth in the Disclosure Letter, Western shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies for Western and any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Purchaser providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are full force and effect;

(l)                                                no amendments shall be made to outstanding Western Options or awards pursuant to the Western PSU Plan or the Western DSU Plan without the prior written consent of Purchaser other than as may be required to accommodate the treatment of Western Options, Western PSUs or Western DSUs as contemplated by Section 2.6(c) and Section 2.6(d) hereof and as permitted pursuant to Section 3.3(n) hereof;

(m)                                          subject to Section 2.6, Western shall use its commercially reasonable efforts to cause the resignation of all of the directors of Western and Western’s subsidiaries as of Effective Time (and for mutual releases in form and substance satisfactory to Purchaser and Western, each acting reasonably, to be provided);

(n)                                            Western shall use its commercially reasonable efforts to ensure that all outstanding Western Options, Western PSUs and Western DSUs are either exercised, terminated, expired or surrendered prior to the Effective Time; provided that Western shall not pay the holders any amount of consideration therefor other than as set out herein, nor shall Western make any amendment to outstanding Western Options without the prior written consent of Purchaser, except: (i) to permit the early vesting of Western Options; and (ii) to permit the Optionee to exercise Western Options in accordance with Section 2.6(c) hereof;

(o)                                            Western and WesternZagros shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

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(p)                                           Western shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Western, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Western or any of its subsidiaries or of any change in any representation or warranty provided by Western or WesternZagros in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Western shall in good faith discuss with Purchaser any such change in circumstances which is of such a nature that there may be a reasonable question as to whether notice need be given to Purchaser pursuant to this provision;

(q)                                           Western shall ensure that it has available funds to permit the payment of the Purchaser Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(r)                                              Western shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(s)                                            Western shall provide notice to Purchaser of the Western Meeting and allow Purchaser’s representatives and legal counsel to attend such Western Meeting;

(t)                                              Western shall indemnify and save harmless Purchaser, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                    any misrepresentation or alleged misrepresentation in the Western Information;

(ii)                                any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of Western in compliance or intended compliance with Applicable Canadian Securities Laws; and

(iii)                             Western not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Western shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Purchaser Information, the negligence of Purchaser or the non-compliance by Purchaser with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

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(u)                                             WesternZagros shall indemnify and save harmless Purchaser, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)                                   any misrepresentation or alleged misrepresentation in the WesternZagros Information;

(ii)                                any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of WesternZagros in compliance or intended compliance with Applicable Canadian Securities Laws; and

(iii)                             WesternZagros not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that WesternZagros shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Purchaser Information, the negligence of Purchaser or the non-compliance by Purchaser with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(v)                                          subject to Section 10.3, except for proxies and other non-substantive communications with securityholders, Western will furnish promptly to Purchaser or Purchaser’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Western and WesternZagros in connection with: (i) the Arrangement; (ii) the Western Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(w)                                           management of Western shall solicit proxies to be voted at the Western Meeting in favour of matters to be considered at the Western Meeting, including the Arrangement Resolution;

(x)                                            Western shall conduct the Western Meeting in accordance with the by-laws of Western, the ABCA, Applicable Canadian Securities Laws and any instrument governing the Western Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(y)                                          Western agrees to defer (or postpone) the separation time of the rights under the Western Shareholder Rights Plan in respect of the transactions contemplated herein and to waive the application of the Western Shareholder Rights Plan to the Arrangement immediately prior to the Effective Time;

(z)                                            Western and WesternZagros will take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

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(aa)                                     Western shall promptly advise Purchaser of the number of Western Common Shares for which Western receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(bb)                                   Western will use its reasonable commercial efforts to elect to participate in the Expansion 2 Feasibility Study set forth in the Feasibility Notification dated July 5, 2007 prior to the expiry of the 60 day election period therefor;

(cc)                                     in the event that Western becomes entitled to participate in the acquisition of any lease in accordance with any area of mutual interest agreement (including without limitation, the Athabasca Oil Sands Project Participation and AMI Agreement dated December 6, 1999, as amended), Western shall promptly notify Purchaser upon receipt by Western of notice in respect thereof and consult with Purchaser regarding such acquisition opportunity. If requested by Purchaser, Western shall exercise its right to participate in such acquisition in accordance with the terms and conditions of such area of mutual interest agreement;

(dd)                                   Western shall: (i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes shown on such Tax Returns; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into a closing agreement with any Governmental Authority; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Tax Return for the taxation years ending December 31, 2005 and December 31, 2006; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with GAAP, for all Taxes accruing in respect of Western which are not due or payable prior to the Effective Date;

(ee)                                     the Western Group shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation, without the consent of Purchaser, such consent not to be unreasonably withheld;

(ff)                                         Western agrees to cooperate, and to cause the other members of the Western Group to cooperate, with Purchaser and its tax advisors in planning and implementing transactions:

(i)                                   subject to the terms of Western’s existing credit facilities, to restructure and refinance the outstanding indebtedness of the Western Group in a manner that is tax effective, including the possible liquidation of Western Oil Sands Finance Inc.;

(ii)                                in preparation for the ultimate sale of the WesternZagros Shares by a member of the Western Group including, without limitation, a possible sale of the WesternZagros Shares within the Western Group;

(iii)                             to address certain tax issues arising from the Western Oil Sands L.P., including the possible liquidation of Western Oil Sands L.P.; and

(iv)                            to the extent possible, to ensure that there is tax shelter available in the relevant taxation year to the relevant member of the Western Group that is sufficient to offset gains incurred by such member of the Western Group as a result of the realization of

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foreign currency exchange gains upon the restructuring and refinancing of outstanding indebtedness of the Western Group and on the disposition of WesternZagros Shares, such transactions to be implemented in a manner satisfactory to Purchaser, acting reasonably;

(gg)                                    Western and WesternZagros will use their reasonable commercial efforts to, prior to the Closing Time, assign and novate or terminate those Contracts set forth in the Disclosure Letter (other than those Contracts which have expired and are no longer in effect); and

(hh)                                      concurrently with the execution of this Agreement, executed support agreements from all of the directors and officers of Western will be delivered to Purchaser in the form agreed to by Western and Purchaser as of the date hereof.

3.4                                           Mutual Covenants Regarding the Arrangement

From the date of this Agreement until the Effective Date or termination of this Agreement, each of Purchaser and Western will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)                                              to ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the Purchaser Information in the form approved by Purchaser and the Western Information in the form approved by Western and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Western that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Western Board of Directors that the Arrangement is fair to Western Shareholders and is in the best interests of Western and Western Shareholders, and include the unanimous recommendation of the Western Board of Directors that the Western Shareholders vote in favour of the consideration in respect of the Arrangement Resolution; and (iii) the fairness opinions of Western’s financial advisors that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders;

(b)                                             to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees pursuant to the provisions of Section 2.6(b);

(c)                                              to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d)                                             to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;

(e)                                              reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement and other transactions contemplated to occur in conjunction with the Arrangement in a tax effective manner and making such amendments to this Agreement or the Plan of Arrangement, as the other Party and its tax advisors shall consider necessary acting reasonably, including any amendments required as a result of the planning and implementation of the matters set forth in

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Section 3.3(ff) and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that Western shall not be obligated to consent or agree to any structuring contemplated by this Section 3.4(e) that has the effect of reducing the consideration to be received under the Arrangement by the Western Shareholders or the tax deferred treatment to such securityholders in respect of the Exchangeable Shares to be received by such securityholders under the ITA; and

(f)                                                to cause the Effective Date to occur on or before November 30, 2007 (the “Outside Date”) and to cause the mailing of the Information Circular to Western Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by October 1, 2007 (the “Mailing Date”).

Each of Purchaser and Western will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Western, subject in all cases to the Confidentiality Agreement.

3.5                                           Covenants Regarding Non-Solicitation

(a)                                           Western shall and shall cause the officers, directors, employees, representatives and agents of it and its subsidiaries to immediately cease any existing discussions or negotiations with any Person (other than Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and to request, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of all confidential information provided in connection therewith;

(b)                                             Subject to Sections 3.5(c), (d), (e) and (f), Western shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, attorney or other representative or agent of it or any of its subsidiaries:

(i)                                     solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii)                                  participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)                             withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to Purchaser, the approval of the Western Board of Directors of the Arrangement or the recommendation of the Western Board of Directors to vote in favour of the Arrangement;

(iv)                              furnish or provide access to any information concerning Western, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(v)                                 waive any provisions of or release or terminate any confidentiality or standstill agreement between Western and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

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(vi)                              accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Acquisition Proposal;

(c)                                              Prior to the Effective Date, Western and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish to such Person information concerning Western and its business, properties and assets, in each case if, and only to the extent that:

(i)                                     such Person has first made an unsolicited bona fide Acquisition Proposal which the Western Board of Directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(ii)                                 the Western Board of Directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the Western Board of Directors to the Western Shareholders; and

(iii)                             Western has provided to Purchaser the information required to be provided under Section 3.5(e) in respect of such Acquisition Proposal and has promptly notified Purchaser in writing of the determinations in paragraphs 3.5(c)(i) and (ii) above;

(d)                                             If, prior to the Effective Time, Western receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Acquisition Proposal, Western may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Acquisition Proposal for consideration by the Western Board of Directors in accordance with this Section 3.5 and to enter into, or participate in, any discussions or negotiations with Western and be furnished with information concerning Western, to the extent permitted pursuant to Section 3.5(c);

(e)                                            Western shall promptly notify Purchaser, at first orally and then in writing, of any Acquisition Proposal received after the date hereof, of any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date hereof that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to Western received after the date hereof or for access to the properties, books or records of Western by any Person that informs Western that it is considering making, or has made, an Acquisition Proposal after the date hereof; which notice will include any known material terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as Purchaser may reasonably request, including the identity of the Person making such proposal, inquiry or contact. Western shall keep Purchaser informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Western shall provide Purchaser with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal pursuant to Section 3.5(c) and shall provide Purchaser with access to any information provided to any such Person;

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(f)                                              Western shall give Purchaser, orally and in writing, at least three (3) Business Days advance notice of any decision by the Western Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Western Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three (3) Business Day period, Western agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted in Section 3.5(d). In addition, during such three (3) Business Day period Western shall, and shall cause its financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Western to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Purchaser proposes to amend this Agreement and the Arrangement to provide that the Western Shareholders shall receive a value per Western Common Share equal to or having a value greater than the value per Western Common Share provided in the Superior Proposal and so advises the Western Board of Directors prior to the expiry of such three (3) Business Day period, the Western Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Arrangement. If the Western Board of Directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects Purchaser’s amended proposal, Western may terminate this Agreement pursuant to Section 8.1(a)(iv), provided however, that Western must pay to the Purchaser the Purchaser Termination Fee concurrently with such termination. In the event that Western provides Purchaser with a copy of the notice referred to in this Section 3.5(f) on a date that is less than three (3) Business Days prior to the Western Meeting, Western shall adjourn the Meeting to a date that is not less than three (3) Business Days and not more than 10 Business Days after the date of the notice;

(g)                                             Nothing contained in this Section 3.5 shall prohibit the Western Board of Directors from: (i) making any disclosure of an Acquisition Proposal to the Western Shareholders prior to the Effective Time if, in the good faith judgment of the Western Board of Directors after receiving the advice of outside counsel, such disclosure is necessary for the Western Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under Applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 3.5(c); (iv) complying with Section 172 of the Securities Act and similar provisions under Applicable Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Western Shareholders; and (v) waiving the application of the Western Shareholder Rights Plan in respect of any Superior Proposal but only following Western’s compliance with Section 3.5(f);

(h)                                           Western also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 3.5(f) to initiate an additional three (3) Business Day notice period;

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(i)                                                The Western Board of Directors shall promptly reaffirm its recommendation of the Arrangement by press release after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; and

(j)                                                Purchaser agrees that all information that may be provided to it by Western with respect to any Acquisition Proposal pursuant to this Section 3.5 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

3.6                                           Provision of Information; Access

Until the Effective Date or termination of this Agreement, each Party agrees to keep the Other Party fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Western and Purchaser. Each Party shall confer with and obtain the approval of the Other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1                                           Representations and Warranties of Purchaser

Purchaser represents and warrants to and in favour of Western and acknowledges that Western is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                              Organization and Qualification. Each of Purchaser and AcquisitionCo is a corporation duly incorporated or amalgamated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each of the Purchaser Parties is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned or leased, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. Copies of the constating documents of the Purchaser Parties provided to Western, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(b)                                             Authority Relative to this Agreement. Each of the Purchaser and AcquisitionCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Purchaser and AcquisitionCo of the transactions contemplated by the Arrangement have been duly authorized by the Purchaser Board of Directors and the AcquisitionCo Board of Directors and no other proceedings on the part of Purchaser or AcquisitionCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Purchaser and AcquisitionCo and constitutes a legal, valid and binding obligation of each of Purchaser and AcquisitionCo enforceable against each of Purchaser and AcquisitionCo in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of

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general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)                                              No Violations. Except as disclosed by Purchaser to Western in writing prior to the date of this Agreement, or as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Purchaser or AcquisitionCo nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Purchaser Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of:  (1) the certificate of incorporation, articles or by-laws of either Purchaser Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Purchaser Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Purchaser Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate have any Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Purchaser; and

(ii)                                 other than in connection with or in compliance with the provisions of Applicable Laws in relation to completion of the Arrangement or which are required to be fulfilled post Arrangement:  (A) there is no legal impediment to the Purchaser Parties’ consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate have a Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the Arrangement;

(d)                                             Financing. Purchaser has sufficient means and on the Effective Date will have made arrangements to have sufficient financing available to effect payment of the aggregate cash consideration payable in connection with the Arrangement, through AcquisitionCo;

(e)                                              Litigation. Except as Publicly Disclosed by Purchaser, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Purchaser, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Purchaser and its

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subsidiaries or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Purchaser and its subsidiaries which, if successful, would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Purchaser, or would significantly impede the ability of Purchaser to consummate the Arrangement;

(f)                                                United States Securities Laws. Purchaser has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2007, under the Exchange Act and the outstanding Purchaser Shares are listed for trading on the NYSE;

(g)                                             Capitalization. As of the date hereof, the authorized capital of Purchaser consists of 1,100,000,000 Purchaser Shares and 26,000,000 shares of preferred stock of Purchaser. As of June 30, 2007, there are issued and outstanding 681,275,724 Purchaser Shares and no other shares are issued and outstanding. Except pursuant to officer, director and employee compensation arrangements or incentive plans that have been Publicly Disclosed by Purchaser, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares). All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Purchaser Shares issuable in accordance with the Plan of Arrangement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights;

(h)                                             Exchangeable Shares. All Exchangeable Shares issuable in accordance with the Plan of Arrangement will be duly authorized and validly issued by AcquisitionCo as fully paid and non-assessable and will not be subject to any pre-emptive rights;

(i)                                                 Purchaser Financial Statements. As of their respective dates, the Purchaser Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Purchaser Financial Statements, were prepared in accordance with U.S. GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly, in accordance with U.S. GAAP, the consolidated financial position, results of operations and changes in financial position of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Purchaser accounting policies, except as described in the notes to the Purchaser Financial Statements, since January 1, 2007;

(j)                                                 Public Record. Since January 1, 2007, the information and statements set forth in the Public Record were true, correct and complete in all material respects as of the date of such information and statements and did not contain any untrue statement of a material fact or omit

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to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(k)                                              Absence of Certain Changes or Events. Except as Publicly Disclosed by Purchaser, and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2006, Purchaser has conducted its business only in the ordinary course of business substantially consistent with past practice; and, without limiting the generality of the foregoing, except as Publicly Disclosed by Purchaser, there has not occurred:

(i)                                     an amendment or proposed amendment to the articles or by-laws of Purchaser;

(ii)                                  a Material Adverse Change with respect to Purchaser;

(iii)                               any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(iv)                              any redemption, repurchase or other acquisition of Purchaser Shares by Purchaser, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Purchaser Shares, other than the payment of dividends in the ordinary course on the Purchaser Shares, if any, in accordance with their terms and other than transactions after March 31, 2007 that are of the kind described in Item 2 of Part II of Purchaser’s Quarterly Report on Form 10-Q for the period ended March 31, 2007;

(v)                                 any resolution to approve a split, consolidation or reclassification of any of its outstanding Purchaser Shares;

(vi)                              any change in its financial accounting methods, policies or practices, other than changes required by U.S. GAAP or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice; or

(vii)                           any agreement by Purchaser to do any of the foregoing;

(l)                                                 Registration, Exemption Orders, Licenses, etc. Purchaser has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations of or from any Governmental Authority necessary in connection with the conduct of its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the “Governmental Authorizations”), except where the failure to obtain or be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. No proceedings are pending or, to the knowledge of Purchaser, threatened, which could result in the revocation or limitation of any such Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser;

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(m)                                          Compliance with Laws. Except as Publicly Disclosed by Purchaser, the operations and business of Purchaser are and have been carried out in compliance and not in violation of any Applicable Laws, other than non-compliance or violation, which individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser, and Purchaser has not received any notice of any alleged violation of any such Laws except where such notice would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser;

(n)                                             Restrictions on Business Activities. Except as Publicly Disclosed by Purchaser, there is no judgment, injunction or order binding upon Purchaser that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or have a Material Adverse Effect on Purchaser;

(o)                                             Non-Arm’s Length Transactions. Except as Publicly Disclosed by Purchaser, there are no material Contracts or other transactions currently in place between Purchaser, on the one hand, and (i) any officer or director of Purchaser, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Purchaser or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand;

(p)                                             Taxes, etc. Except as disclosed in writing to Western:

(i)                                     all Tax Returns required to be filed by or on behalf of Purchaser for periods ended on and prior to the date of this Agreement by Purchaser have been duly filed on a timely basis and such tax returns are complete and correct in all material respects;

(ii)                                 Purchaser has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Purchaser has established adequate accruals in conformity with U.S. GAAP in the Purchaser Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Purchaser has, in all material respects, made adequate provision in its respective books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)                              no material deficiencies exist or have been asserted with respect to Taxes of Purchaser or any of its subsidiaries; and

(iv)                             none of Purchaser or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against Purchaser or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on Purchaser;

(q)                                           Pensions. Purchaser has provided adequate accruals in the Purchaser Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Purchaser and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Purchaser or its subsidiaries for such periods;

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(r)                                                No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the Purchaser Shares or any other securities of Purchaser or AcquisitionCo has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser or AcquisitionCo, are contemplated or threatened under any Applicable Laws or by any Governmental Authority;

(s)                                              Books and Records. The records and minute books of the Purchaser Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects;

(t)                                                Absence of Undisclosed Liabilities. Except as Publicly Disclosed by Purchaser, none of Purchaser or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for or disclosed in the most recent balance sheet and associated notes thereto included in the Purchaser Financial Statements (the “Purchaser Balance Sheet”);

(ii)                                those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheet under U.S. GAAP;

(iii)                             those incurred in the ordinary course of business since the date of the Purchaser Balance Sheet and consistent with past practice; or

(iv)                            those incurred in connection with the execution of this Agreement.

(u)                                             Environmental. Except as Publicly Disclosed by Purchaser, to the knowledge of Purchaser, the Purchaser (i) is in compliance with any and all applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability, proceeding, application, order or directive for the investigation or remediation of any disposal or release of Hazardous Substances or otherwise as may require any material work, repairs, construction or expenditure or any demand or notice with respect to the breach of any Environmental Laws applicable to Purchaser, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any Hazardous Substance, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability or other matter would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser; and

(v)                                             Board Approval. The Purchaser Board of Directors and the AcquisitionCo Board of Directors have each unanimously endorsed the Arrangement and approved this Agreement and the Arrangement.

4.2                                           Representations and Warranties of Western

Western represents and warrants to and in favour of the Purchaser Parties and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the consummation of the Arrangement.

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(a)                                              Organization and Qualification. Each member of the Western Group has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the Western Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Western. Copies of the constating documents of each member of the Western Group provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(b)                                             Authority Relative to this Agreement. Each of Western and WesternZagros has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Western and WesternZagros of the transactions contemplated by the Arrangement has been duly authorized by the Western Board of Directors and the WesternZagros Board of Directors and, subject to the requisite approval of the Western Shareholders and the obtaining of the Final Order, no other proceedings on the part of Western  and WesternZagros are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Western and WesternZagros and constitutes a legal, valid and binding obligation of each of Western and WesternZagros enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)                                              Subsidiaries. Western has no subsidiaries, other than WesternZagros and 852006 Alberta Ltd., Western Oil Sands L.P., Western Oil Sands Finance Inc., WesternZagros Ltd., 1331614 Alberta Ltd., Western US Holdings Inc., Western Oil Holdings (Barbados) Inc., Western Oil International Holdings Limited, Western Oil Sands (USA) Inc., Western Bluewater Resources (Trinidad) Inc. and 1318214 Alberta Ltd. (collectively, with Western, the “Western Group”) and Western owns, directly or indirectly, 100% of the outstanding securities of each of such subsidiaries. All of the outstanding shares and all other ownership interests in the subsidiaries of Western are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Western, are owned by Western free and clear of all Encumbrances, except pursuant to restrictions on transfer contained in the articles of such subsidiary. There are no rights of first refusal and similar rights restricting transfer of the Western Common Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and there are no outstanding contractual or other obligations of any member of the Western Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them;

(d)                                             No Violations. Except as disclosed to Purchaser in the Disclosure Letter, or as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by Western and WesternZagros nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Western Parties with any of the provisions hereof will: (A) violate,

35

conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Western Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of:  (1) articles or by-laws of either Western Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust agreement, lien, contract or other instrument or obligation to which a member of the Western Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a member of the Western Group is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Western Group or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Western, or significantly impede the ability of the Western Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Western; and

(ii)                                  other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approval of Western Shareholders and the obtaining of the Final Order:  (A) there is no legal impediment to the Western Parties’ consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Western Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Western, or significantly impede the ability of the Western Parties to consummate the Arrangement;

(e)                                              Litigation. Except as set forth in the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Western, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Western Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment  involves a possibility of any judgment against or liability of the Western Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Western, or would significantly impede the ability of the Western Parties to consummate the Arrangement;

(f)                                                Taxes, etc. Except as disclosed to Purchaser in the Disclosure Letter:

(i)                                     all Tax Returns required to be filed by or on behalf of any member of the Western Group for periods ended on and prior to the date of this Agreement have been duly

36

filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Western Group with respect to items or periods covered by such Tax Returns;

(ii)                                  each member of the Western Group has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Western has established adequate accruals in conformity with GAAP in the Western Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Western has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)                               Purchaser has been furnished by Western true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any member of the Western Group or on behalf of any member of the Western Group relating to the Taxes for any taxable period beginning within 8 years from the date hereof; and (B) any material Tax Returns for each member of the Western Group for any taxable period beginning within 3 years from the date hereof;

(iv)                              no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Western or any of its subsidiaries that have not yet been settled;

(v)                                 no member of the Western Group is a party to any tax sharing, tax indemnity or tax allocation agreement or arrangement and no member of the Western Group has or could have any material liabilities or obligations in respect of Taxes under any such tax sharing, tax indemnity or tax allocation agreement. No material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement or as a result of this transaction;

(vi)                              each of the owners of the Athabasca Oil Sands Project takes all of its product in kind and does not engage in any joint marketing of products. Each joint venture partner will continue to report separately its share of the items of income, deduction and credits of the joint venture on their respective tax returns and such separate reporting has occurred since the formation of the joint venture;

(vii)                           no member of the Western Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Western, has such an event been asserted in writing by any Governmental Authority or threatened against Western or its subsidiaries or any of their respective assets that would have, individually or in the aggregate, a Material Adverse Effect on Western. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Western or its subsidiaries. No audit by Taxing Authorities of Western or its subsidiaries is in process or to the knowledge of Western, pending; and

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(viii)                        the Disclosure Letter contains a list of all jurisdictions (whether foreign or domestic) in which any member of the Western Group currently files a tax return;

(g)                                             Pensions. Western has provided adequate accruals in the Western Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Western and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Western or its subsidiaries for such periods;

(h)                                             Reporting Issuer Status. Western is a “reporting issuer” in each province of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Western Common Shares are listed and posted for trading on the TSX;

(i)                                                 Capitalization. As of the date hereof, the authorized capital of Western consists of an unlimited number of Western Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares, an unlimited number of Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series. As of the date hereof, there are issued and outstanding 161,876,552 Western Common Shares and no other shares are issued and outstanding. Other than Western Options, Western PSUs and Western DSUs to acquire up to 3,482,012 Western Common Shares and rights issued under the Western Shareholder Rights Plan, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Western of any securities of Western (including Western Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Western (including Western Common Shares). All outstanding Western Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Western Common Shares issuable upon the exercise of Western Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Western Common Shares, there are no securities of any member of Western Group outstanding which have the right to vote generally (or except for the Western Options, Western PSUs and Western DSUs are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Western Shareholders on any matter;

(j)                                                 Equity Monetization Plans. Except as set forth in the Disclosure Letter and other than the Western Options, Western PSUs and Western DSUs, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Western and which are based upon the revenue, value, income or any other attribute of any member of the Western Group;

(k)                                              No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Western Common Shares or any other securities of Western or WesternZagros has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Western, are contemplated or threatened under any Applicable Laws or by any Governmental Authority;

(l)                                                 Reports. As of their respective dates:  (i) the Western Financial Statements; (ii) Western’s statement of oil and gas reserves data and other oil and gas information dated February 7, 2007 (the “GLJ Report”) filed pursuant to National Instrument 51-101; (iii) Western’s information

38

circular dated May 1, 2007; and (iv) all Western press releases, material change reports and business acquisition reports filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Western Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Western’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Western on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Western on a consolidated basis. There has been no material change in Western accounting policies, except as described in the notes to the Western Financial Statements, since January 1, 2007. Western has not filed any prospectuses or other offering document used by Purchaser in the offering of its securities, with the Securities Authorities since January 1, 2007;

(m)                                           Books and Records. The financial books, records and accounts of each member of the Western Group, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Western Group and (iii) accurately and fairly reflect the basis for the Western Financial Statements. The corporate records and minute books of each member of the Western Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Purchaser;

(n)                                             Absence of Certain Changes or Events. Except as set forth in the Disclosure Letter and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2006, Western has conducted its business only in the ordinary course of business substantially consistent with past practice; and, without limiting the generality of the foregoing, except as set forth in the Disclosure Letter, there has not occurred:

(i)                                     an amendment or proposed amendment to the articles or by-laws of Western;

(ii)                                  a Material Adverse Change with respect to Western;

(iii)                               any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(iv)                              any redemption, repurchase or other acquisition for cancellation of Western Common Shares by Western or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Western Common Shares;

(v)                                 any resolution to approve a split, consolidation or reclassification of any of its outstanding Western Common Shares;

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(vi)                              any change in its financial accounting methods, policies or practices, other than changes required by GAAP or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice;

(vii)                           the granting by any member of the Western Group to any employees of the Western Group of any increase in compensation or benefits (including without limitation change of control agreements), except in the ordinary course of business consistent with past practice;

(viii)                        the adoption of, any material amendment to or any termination of any bonus, profit sharing, employee benefit plan, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangement for the benefit of Western employees, except in the ordinary course of business consistent with past practice;

(ix)                                any sale, pledge, lease, disposition or Encumbrance of any of the assets of any member of the Western Group except in the ordinary course of business consistent with past practice;

(x)                                   any acquisition by any member of the Western Group (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) of any corporation, partnership or other Person or other business organization or division thereof (other than a member of the Western Group), or any investment either by the purchase of securities, contributions of capital, property, or any purchase of property or assets of any other Person (other than a member of the Western Group);

(xi)                                other than in respect of Western’s existing credit facilities, the creation by any member of the Western Group of any indebtedness for borrowed money owed to a Person who is not a member of the Western Group or any other Liability or obligation owed to a Person who is not a member of the Western Group, or the issuance by any member of the Western Group of any debt securities or the guarantee, endorsement or otherwise acceptance of responsibility for the obligations of any other Person, or the making of any loans, or advances by any member of the Western Group, except in the ordinary course of business consistent with past practice;

(xii)                             except as set forth in the Western Budget, the implementation of or commitment to incur by any member of the Western Group any capital expenditure;

(xiii)                          any waiver of any provisions of, or release or termination of, any confidentiality or standstill agreement by any member of the Western Group in favour of any Person, or any amendment to any such agreement, or any consent to the making of a proposal in accordance with the terms of such agreement;

(xiv)                         any material Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any amended Tax Returns or claims for material Tax refunds filed, any closing agreement entered into or request for a Tax ruling made, any Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered; or

(xv)                            any agreement by any member of the Western Group to do any of the foregoing;

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(o)                                             Registration, Exemption Orders, Licenses, etc. To the knowledge of Western, Western has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other Governmental Authorizations, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western. No proceedings are pending or, to the knowledge of Western, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western;

(p)                                             Compliance with Laws. The operations and business of each member of the Western Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western, and Western has not received any notice of any alleged violation of any such Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Western;

(q)                                             Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Western Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Western;

(r)                                                Non-Arm’s Length Transactions. There are no material Contracts or other transactions currently in place between any member of the Western Group, on the one hand, and (i) any officer or director of a member of Western, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Western or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand;

(s)                                              Title. Although it does not warrant title, Western has no reason to believe that Western or its subsidiaries, other than WesternZagros for which no representation and warranty is given, does not have title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Western Group (other than WesternZagros) except as disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief, Western holds the Interests under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, individually or in the aggregate, not have a Material Adverse Effect on Western;

(t)                                                GLJ Report. Western has made available to GLJ Petroleum Consultants Ltd. (“GLJ”), prior to the issuance of GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at the time such

41

information was provided. Except with respect to changes in the prices of oil and gas, Western has no knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to GLJ since the date that such information was provided. Western believes that the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as of its effective date based upon information available at the time such reserves information was prepared, and Western believes that, at the date of such report, such report did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(u)                                             Environmental. To the knowledge of Western, each of the Western Parties (i) is in compliance with any and all applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of any actual or potential liability, proceeding, application, order or directive for the investigation or remediation of any disposal or release of Hazardous Substances or otherwise as may require any material work, repairs, construction or expenditure or any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Western Group, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any Hazardous Substance, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability or other matter would not, individually or in the aggregate, have a Material Adverse Effect on Western;

(v)                                             Public Record. Since January 1, 2007, the information and statements set forth in the Public Record were true, correct and complete in all material respects as of the date of such information and statements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(w)                                           Absence of Undisclosed Liabilities. None of Western or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Western Financial Statements (the “Western Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the Western Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the Western Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement;

(x)                                               Employee Benefit Plans. Western has provided to Purchaser true, complete and correct copies of each employee benefits plan (collectively, the “Western Plans”) covering active, former or retired employees of each member of the Western Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Western Plan has been maintained

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and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Western Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Western, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval; (iv) to the knowledge of Western, there are no pending or anticipated material claims against or otherwise involving any of the Western Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Western Plan activities) has been brought against or with respect to any Western Plan; (v) all material contributions, reserves or premium payments required to be made to the Western Plans have been made or provided for; and (vi) no member of the Western Group has any material obligations for retiree health and life benefits under any Western Plan;

(y)                                             Brokers and Finders. The Western Parties have not retained nor will they retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Goldman, Sachs & Co., TD Securities Inc. and Tristone Capital Inc. have been retained as Western’s financial advisors in connection with certain matters including the transactions contemplated hereby. Western has delivered to the Purchaser Parties a true and complete copy of its agreements with Goldman, Sachs & Co. and TD Securities Inc. and Western hereby agrees not to amend such agreements without Purchaser’s consent. There are no fees payable to such advisors other than those disclosed in such agreements;

(z)                                               Employment and Officer Obligations. Other than as disclosed in the Disclosure Letter, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of any member of the Western Group. The obligations of the Western Group under all such employment or consulting services agreements, termination, retention, severance plans or policies for severance, termination, retention or bonus payments or any other payments related to any Western incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Disclosure Letter;

(aa)                                        Fairness Opinions. The Western Board of Directors has received opinions as of July 30, 2007 from Goldman, Sachs & Co. and TD Securities Inc. that the consideration to be received from Purchaser by Western Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Western Shareholders;

(bb)                                      Insurance. Policies of insurance that are in force as of the date hereof naming any member of the Western Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Western Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect such member of the Western Group’s interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement;

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(cc)                                        Board Approval. The Western Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Western and the Western Shareholders, and has, among other things, based on the opinion of its financial advisors, unanimously determined that the consideration in the respect of the Arrangement is fair, from a financial point of view, to Western Shareholders and has resolved to unanimously recommend approval of the Arrangement by Western Shareholders;

(dd)                                      Western Shareholder Rights Plan. The Western Shareholder Rights Plan will not apply to the Arrangement and prior to the Effective Time, Western will not implement any other shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Western Common Shares or other securities of Western or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or in connection with the Arrangement;

(ee)                                        Disclosure Letter. The matters disclosed to Purchaser in the Disclosure Letter remain true and correct as of the date hereof;

(ff)                                            Proceeds of Crime. To the knowledge of Western, neither Western nor WesternZagros has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Western and WesternZagros and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(gg)                                      Material Contracts. Western has provided to Purchaser an index as disclosed in the Disclosure Letter which lists the various Contracts regarding the Western Group which have been provided to Purchaser. Except as disclosed in the Disclosure Letter, such Contracts include all Contracts material to the conduct of the business and affairs of the Western Group and all such material Contracts are valid and subsisting. To the knowledge of Western, it is not, nor is it alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect of any such material Contract and, to the knowledge of Western, no other party to any such material Contract is (with or without the lapse of time or the giving of notice or both) in breach or default in any material respect thereunder;

(hh)                                      No Guarantees. Except as set forth in the Disclosure Letter, Western has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of WesternZagros; and

(ii)                                              WesternZagros Contracts. There are no Contracts relating to the business and affairs of WesternZagros other than as disclosed in the Disclosure Letter.

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4.3                                           Representations and Warranties of WesternZagros

WesternZagros represents and warrants to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)                                              Parent and Subsidiaries. Western owns 100% of the issued and outstanding shares of WesternZagros and  except for Western Oil International Holdings Limited and WesternZagros Limited, WesternZagros has no subsidiaries that are material to its business, operation or financial condition;

(b)                                             Capitalization. As of the date hereof, the authorized capital of WesternZagros consists of an unlimited number of common shares, an unlimited number of non-voting class A common shares and an unlimited number of preferred shares, issuable in series. There are no options, warrants or other rights, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by WesternZagros of any securities of WesternZagros or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of WesternZagros. All outstanding common shares and non-voting class A common shares in the capital of WesternZagros have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(c)                                              Organization and Qualification. WesternZagros is a corporation duly incorporated or amalgamated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. WesternZagros is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on WesternZagros. Copies of the constating documents of WesternZagros provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(d)                                             Authority Relative this Agreement. WesternZagros has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by WesternZagros of the transactions contemplated by the Arrangement has been duly authorized by the WesternZagros Board of Directors and, expect as specified herein, no other proceedings on the part of WesternZagros are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by WesternZagros and constitutes a legal, valid and binding obligation of WesternZagros enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(e)                                              Proceeds of Crime. To the knowledge of WesternZagros, neither Western nor WesternZagros has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public

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office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Western and WesternZagros and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(f)                                                No Guarantees. Except as set forth in the Disclosure Letter, Western has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of WesternZagros; and

(g)                                             WesternZagros Contracts. There are no Contracts relating to the business and affairs of WesternZagros other than as disclosed in the Disclosure Letter.

4.4                                           Privacy Issues

(a)                                              For the purposes of this Section 4.4, the following definitions shall apply:

(i)                                     “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)                                  “applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)                               “authorized authority” means, in relation to any Person,  transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising  judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)                              “Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Purchaser by Western in accordance with this Agreement and/or as a condition of the Arrangement;

(b)                                             The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information

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disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”);

(c)                                              Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (a) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual;

(d)                                             Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement;

(e)                                              Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information;

(f)                                                Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement;

(g)                                             Where authorized by applicable law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims; and

(h)                                             Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

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ARTICLE 5
CONDITIONS PRECEDENT

5.1                                           Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)                                              on or prior to September 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and Western, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Western, acting reasonably, on appeal or otherwise;

(b)                                             the Mailing Date shall occur not later than October 1, 2007;

(c)                                              the Arrangement Resolution shall have been passed by the Western Shareholders, on or prior to November 23, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of Purchaser and Western, acting reasonably;

(d)                                             on or prior to November 30, 2007, the Final Order shall have been granted in form and substance satisfactory to Purchaser and Western, acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Western, acting reasonably, on appeal or otherwise;

(e)                                              the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Western, acting reasonably;

(f)                                                the Effective Date shall have occurred not later than the Outside Date;

(g)                                             Purchaser and Western shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant Governmental Authorities, on terms and conditions satisfactory to the Parties, acting reasonably, including without limitation:

(i)                                     the approval of the Western Shareholders required for the Arrangement pursuant to the ABCA or as required by the Court and other matters relating to the Arrangement;

(ii)                                  the approval of the Court and; if applicable, the required approvals from the Minister of Industry under the Investment Canada Act;

(iii)                               either a notification or a request for an advance ruling certificate under the Competition Act in respect of the Arrangement shall been made and (i) any waiting periods prescribed under the Competition Act shall have expired and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably; or (ii) the Parties shall have received an advance ruling certificate from the Competition Bureau in respect of the transactions contemplated herein; or (iii) the Commissioner of Competition shall have waived the obligation to file under section 114 of the Competition Act and the Parties shall have received a no-action

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letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably;

(iv)                              the approval of the NYSE with respect to the additional listing of the Purchaser Shares and the Purchaser Shares issuable on exchange of the Exchangeable Shares issuable under the terms of the Arrangement; and

(v)                                 the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to the transactions contemplated under the Arrangement, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period and remain unresolved,

(collectively, the “Third Party Approvals”);

(h)                                             all domestic and foreign statutory and regulatory waiting periods applicable to the transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i)                                                 there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)                                     makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)                                  results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(j)                                                 the Form S-3 shall have become effective under the U.S. Securities Act and no stop order suspending the effectiveness of the Form S-3 shall be in effect and no proceedings for such purpose shall be pending before the SEC; and

(k)                                              Purchaser and Western shall be satisfied that the Subsequent Transactions (as defined in the Plan of Arrangement) will be completed immediately following the Effective Time on terms and conditions mutually acceptable to Western and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Western and may be asserted by Purchaser and Western regardless of the circumstances and may be waived by Purchaser and Western (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser or Western may have. If any of the foregoing conditions are not satisfied or waived, Western or Purchaser, as the case may be, may terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

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5.2                                           Additional Conditions to Obligations of Purchaser

The obligation of Purchaser and AcquisitionCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)                                              Representations and Warranties: The representations and warranties of Western and WesternZagros set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) except, in each case (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date) or (ii) as affected by transactions contemplated or permitted by this Agreement, and each of Western and WesternZagros shall have provided to Purchaser a certificate of two senior officers certifying such accuracy on the Effective Date;

(b)                                             Covenants: Western and WesternZagros shall have complied in all material respects with their respective covenants herein, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of Western or materially impede the completion of the Arrangement, and each of Western and WesternZagros shall have provided to Purchaser a certificate of two senior officers certifying compliance with such covenants;

(c)                                              No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Purchaser, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Western or would have a material adverse effect on the ability of the Parties to complete the Arrangement;

(d)                                             Board and Shareholder Authorization: Western and WesternZagros shall have furnished Purchaser and AcquisitionCo with:

(i)                                     certified copies of the resolutions duly passed by the Western Board of Directors and the WesternZagros Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)                                  certified copies of the resolutions of Western Shareholders, duly passed at the Western Meeting, approving the Arrangement Resolution;

(e)                                              Related Party Indebtedness: any director, officer, insider or other non-arm’s length party that is indebted to Western shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)                                                Western Meeting: the Western Meeting shall have been held on or before the Outside Date;

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(g)                                             Material Adverse Change: between the date hereof and the Effective Time, there shall not have occurred or have been disclosed to Purchaser or the public, if not previously disclosed to Purchaser or the public, any Material Adverse Change with respect to Western;

(h)                                             Dissent Rights: holders of Western Common Shares representing not more than 15% of the Western Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights;

(i)                                                 Western Options, etc.: all Western Options, Western PSUs and Western DSUs shall have been exercised or terminated;

(j)                                                 Approval: the Western Board of Directors shall not have: (i) amended its affirmative recommendation to the Western Shareholders in a manner adverse to Purchaser; or (ii) withdrawn its affirmative recommendation to the Western Shareholders to vote in favour of the Arrangement Resolution;

(k)                                              Releases: executed releases in a form acceptable to Purchaser shall have been received by Purchaser on or prior to the Effective Date from each Person entitled to receive a severance amount or payment of an Employee Obligation as a consequence of the Arrangement, each as set forth in Section 2.6 hereof, provided however, that such releases shall only be required from each such individual who, as a consequence of the Arrangement, is no longer a director, officer or employee of any of the Western Parties; and

(l)                                                 Zagros Agreement:  Western, WesternZagros and WesternZagros Limited shall have signed the Zagros agreement, in the form agreed to by Western and Purchaser as of the date hereof.

The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have. If any of the foregoing conditions are not satisfied or waived, Purchaser may, in addition to any other remedies they may have at law or equity, terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect) provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, Purchaser has delivered a written notice to Western, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Purchaser is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by Purchaser.

5.3                                           Additional Conditions to Obligations of Western

The obligation of Western to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)                                              Representations and Warranties: The representations and warranties of Purchaser set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored), except in each case (i) to the extent such representations and

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warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date), or (ii) as affected by transactions contemplated or permitted by this Agreement and Purchaser shall have provided to Western a certificate of two senior officers certifying such accuracy on the Effective Date;

(b)                                             Covenants: The Purchaser Parties shall have complied in all material respects with their respective covenants herein, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on Purchaser or materially impede the Effective Date, and Purchaser shall have provided to Western a certificate of two senior officers certifying compliance with such covenants;

(c)                                              No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Western, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Purchaser or would have a material adverse effect on the ability of the Parties to complete the Arrangement;

(d)                                             Board Authorization: Purchaser and AcquisitionCo shall have each furnished Western with certified copies of the resolutions duly passed by the Purchaser Board of Directors and the AcquisitionCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby;

(e)                                              Purchaser Shares. The Purchaser Shares issuable upon completion of the Arrangement and issuable upon exchange of the Exchangeable Shares issuable upon completion of the Arrangement shall be listed on the NYSE, subject to notice of issuance, and each shall be freely tradeable (other than as a result of any control person or affiliate restrictions which may arise by virtue of the ownership thereof) under applicable securities Laws;

(f)                                                Support Agreement and Exchange Trust Agreement. The Support Agreement and the Exchange Trust Agreement shall have been executed and delivered by the Purchaser and AcquisitionCo; and

(g)                                             Transition Services Agreement. Western and WesternZagros shall have signed the transition services agreement in the form agreed to by Western and Purchaser as of the date hereof.

The conditions in this Section 5.3 are for the exclusive benefit of Western and may be asserted by Western regardless of the circumstances or may be waived by Western in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Western may have. If any of the foregoing conditions are not satisfied or waived, Western may, in addition to any other remedies it may have at law or equity, terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, Western has delivered a written notice to Purchaser, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Western is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by Western.

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5.4                                           Notice and Effect of Failure to Comply with Conditions

Each of Purchaser and Western shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to:  (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

5.5                                           Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1                                           Purchaser Damages

Provided that there is no material breach of a representation or warranty by Purchaser or AcquisitionCo or material non performance by Purchaser or AcquisitionCo of any covenant by the date specified herein (excluding the breach of a covenant where Purchaser is precluded from satisfying its obligations through action or omission of Western), if at any time after the execution of this Agreement and prior to its termination:

(a)                                              the Western Board of Directors fails to make or has withdrawn, modified or publicly proposes to withdraw or modify the approvals, recommendation or determinations referred to in Section 2.9 in a manner adverse to Purchaser or shall have resolved to do so prior to the Effective Date;

(b)                                             an Acquisition Proposal is publicly announced, proposed, offered or made to the Western Shareholders and the Western Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval prior to the Outside Date and any Acquisition Proposal is consummated within twelve months from the termination of this Agreement;

(c)                                              Western accepts, recommends, approves or enters into or publicly proposes to accept, recommend or approve an agreement to implement a Superior Proposal subject to compliance with Section 3.5; or

(d)                                             Western breaches the provisions of Section 3.5 in any material respect, and Purchaser is not successful in completing the Arrangement,

(each of Section 6.1(a), 6.1(b), 6.1(c) and 6.1(d) above being a “Purchaser Damages Event”, then in the event of the termination of this Agreement pursuant to Article 8, Western shall pay to Purchaser $200,000,000 (the “Purchaser Termination Fee”) as liquidated damages in respect of a Purchaser Damages Event in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the events described above. Following a Purchaser Damages Event, but prior to payment of the Purchaser Termination Fee, Western shall be deemed to hold such

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applicable payment in trust for Purchaser. Western shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 6.1.

6.2                                           Liquidated Damages

Purchaser acknowledges that the Purchaser Termination Fee set out in Section 6.1 is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Western irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Purchaser agrees that the payment of the amount pursuant to Section 6.1 is the sole monetary remedy of Purchaser. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1                                           Amendment

This Agreement may at any time and from time to time before or after the holding of the Western Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)                                              change the time for performance of any of the obligations or acts of the Parties;

(b)                                             waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                              waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)                                             waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Western Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1                                           Termination

(a)                                              This Agreement may be terminated at any time prior to the Effective Date:

(i)                                     by mutual written consent of Purchaser and Western;

(ii)                                as provided in Sections 5.1, 5.2 and 5.3;

54

(iii)                               by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1;

(iv)                              by Western upon the occurrence of a Purchaser Damages Event as provided in Section 6.1, provided that Western has paid to Purchaser the Purchaser Termination Fee;

(v)                                 by Western if:

(A)                              Purchaser is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of the Purchaser Parties or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Purchaser fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(B)                                Purchaser is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on Purchaser or, in either case, such breach materially impedes the completion of the Arrangement, and Purchaser fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(vi)                              by Purchaser if:

(A)                              Western is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of the Western Parties or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(B)                                Western is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on the Western Parties or, in either case, such breach materially impedes the completion of the Arrangement, and Western fails to cure or cause the cure of

55

such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and

(b)                                             If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any further liability to perform its obligations hereunder except as provided in Article 6, Section 4.4, Section 2.13, and Section 2.14 and each Party’s obligations under the Confidentiality Agreement, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 8.1(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

ARTICLE 9
NOTICES

9.1                                           Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by facsimile transmission:

(a)                                              in the case of Purchaser or AcquisitionCo, to:

Marathon Oil Corporation

P.O. Box 4813

Houston, Texas 77210-4813

Attention: Clarence P. Cazalot, Jr., President and Chief Executive Officer

Facsimile: (713) 296-4100

with a copy to:

Bennett Jones LLP

Suite 4500, 855 – 2nd Street S.W.

Calgary, Alberta  T2P 4K7

Attention: John H. Kousinioris

Facsimile: (403) 265-7219

(b)                                             in the case of Western or WesternZagros, to:

Western Oil Sands Inc.

2400 Ernst & Young Tower

440 Second Avenue S.W.

Calgary, Alberta  T2P 5E9

Attention:          James Houck, President and Chief Executive Officer

Facsimile:           (403) 234-9156

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with a copy to:

Macleod Dixon LLP

3700, 400 - 3rd Avenue SW

Calgary, Alberta   T2P 4H2

Attention:          Charles W. Berard

Facsimile:           (403) 264-5973

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission is received.

ARTICLE 10
GENERAL

10.1                                    Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.2                                    Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

10.3                                    Public Communications

Each of Purchaser and Western agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.4                                    Costs

Except as otherwise expressly provided for in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

10.5                                    Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity,

57

legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.6                                    Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7                                    Time of Essence

Time shall be of the essence of this Agreement.

10.8                                    Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

10.9                                    Waiver

Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.10                             Third Party Beneficiaries.

The provisions of Section 3.1(h) and Section 3.2(b) are: (i) intended for the benefit of all such present and former directors and officers and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Western shall hold the rights and benefits of such sections in trust for and on behalf of the Third Party Beneficiaries and Western hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

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10.11                             Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

MARATHON OIL CORPORATION

By:	(Signed) “David E. Roberts, Jr.”
DAVID E. ROBERTS, JR.
Senior Vice President,
Business Development

1339971 ALBERTA LTD.

By:	(Signed) “David E. Roberts, Jr.”
DAVID E. ROBERTS, JR.
President

WESTERN OIL SANDS INC.

By:	(Signed) “James Houck”
JAMES HOUCK
President and Chief Executive Officer

WESTERNZAGROS RESOURCES INC.

By:	(Signed) “James Houck”
JAMES HOUCK
Director

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SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE I
INTERPRETATION

1.01                        In this Plan of Arrangement, the following terms have the following meanings:

(a)                                  “ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

(b)                                 “AcquisitionCo” means 1339971 Alberta Ltd. a corporation incorporated under the ABCA;

(c)                                  “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)                                 “Arrangement Agreement” means the agreement dated July 30, 2007 among Marathon, AcquisitionCo, Western and WesternZagros with respect to the Arrangement and all amendments thereto;

(e)                                  “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted to give effect to the Arrangement;

(f)                                    “Cash Consideration” means $35.50 per Share to be received at the election or deemed election of a Shareholder (other than a Dissenting Shareholder) pursuant to Section 3.01(a) or Section 3.01(g);

(g)                                 “Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)                                 “Class A Share” means a share of the class A shares in the capital of Western created pursuant to Section 3.01(b)(i) and issued pursuant to Section 3.01(c);

(i)                                     “Class B Aggregate Redemption Amount” means the lesser of $412,669,383 and the aggregate redemption amount of all the issued and outstanding redeemable preferred shares to be issued by SpinCo during the course of the Subsequent Transactions;

(j)                                     “Class B Redemption Amount” means an amount equal to the quotient obtained by dividing the Class B Aggregate Redemption Amount by the number of issued and outstanding Class B Shares;

(k)                                  “Class B Share” means a share of the class B shares in the capital of Western created pursuant to Section 3.01(b)(ii) and issued pursuant to Section 3.01(c);

(l)                                     “Class C Aggregate Redemption Amount” means $1,000,000;

(m)                               “Class C Redemption Amount” means an amount equal to the quotient obtained by dividing the Class C Aggregate Redemption Amount by the number of issued and outstanding Class C Shares;

(n)                                 “Class C Share” means a share of the class C shares in the capital of Western created pursuant to Section 3.01(b)(iii) and issued pursuant to Section 3.01(c);

(o)                                 “Common Shares” means the Class A Shares in the capital of Western;

(p)                                 “Court” means the Court of Queen’s Bench of Alberta;

(q)                                 “Depositary” means a trust company licensed to carry on business in the Province of Alberta at its principal office in Calgary, Alberta;

(r)                                    “Dissenting Shareholders” means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(s)                                  “Effective Date” means the date the Arrangement is effective under the ABCA;

(t)                                    “Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(u)                                 “Election Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

(v)                                 “Exchangeable Share” means an exchangeable share in the capital of AcquisitionCo, to be created on or before the Effective Time, which shall initially be exchangeable on a one for one basis for Marathon Shares, subject to adjustment for future distributions with substantially the rights, privileges and restrictions set forth in Appendix A;

(w)                               “Exchangeable Share Consideration” means the consideration in the form of 0.5932 of an Exchangeable Share to be received at the election or deemed election of a Shareholder (other than a Dissenting Shareholder) pursuant to Section 3.01(g);

(x)                                   “Final Order” means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y)                                 “Information Circular” means the information circular to be prepared by Western and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting;

(z)                                   “Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa)                            “ITA” means the Income Tax Act (Canada);

(bb)                          “Letter of Transmittal and Election Form” means the letter of transmittal and election form accompanying the Information Circular sent to Shareholders for making their election to receive, in addition to the SpinCo Share Consideration and the SpinCo Warrant Consideration, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof in exchange for their Common Shares;

(cc)                            “Marathon” means Marathon Oil Corporation, a corporation organized and existing under the laws of Delaware and any successor corporation;

(dd)                          “Marathon Share” means a common share in the capital of Marathon;

(ee)                            “Marathon Share Consideration” means the consideration in the form of 0.5932 of a Marathon Share to be received at the election of a holder of Shares pursuant to Section 3.01(a) or Section 3.01(g);

(ff)                                “Meeting” means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournment thereof;

(gg)                          “Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

(hh)                          “NYSE” means the New York Stock Exchange;

(ii)                                  “Registrar” means the Registrar appointed under Section 263 of the ABCA;

(jj)                                  “Shareholders” means, the holders from time to time of Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

(kk)                            “Shares” means, the Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

(ll)                                  “SpinCo” means a corporation to be incorporated pursuant to the ABCA prior to the Effective Date;

(mm)                      “SpinCo Share” means a common share in the capital of SpinCo;

(nn)                          “SpinCo Share Consideration” means the consideration in the form of one SpinCo Share to be received by the holders of Shares pursuant to Section 3.01(a) or Section 3.01(e);

(oo)                          “SpinCo Warrant” means a share purchase warrant entitling the holder thereof to purchase one SpinCo Share at a price of $2.50 until the date which is three months from the Effective Date in accordance with the terms and conditions of a warrant indenture to be entered between SpinCo and a trust corporation;

(pp)                          “SpinCo Warrant Consideration” means the consideration in the form of one tenth of a SpinCo Warrant to be received by the holders of Shares pursuant to Section 3.01(a) or Section 3.01(e);

(qq)                          “Subsequent Transactions” means the transactions to be effected sequentially forthwith after the Effective Time to: (i) issue additional common shares of WesternZagros to Western for cash subscription proceeds of $81,533,877; (ii) transfer all of the issued and outstanding shares of WesternZagros to SpinCo in consideration for the issuance by SpinCo of redeemable preferred shares in the capital of SpinCo; (iii) cause the redemption or purchase for cancellation of such SpinCo redeemable preferred shares in consideration for the issuance of a demand non-interest bearing promissory note of SpinCo; (iv) cause the redemption or purchase for cancellation of the Class B Shares in consideration of the cancellation of such SpinCo promissory note; and (v) cause the redemption or purchase for cancellation of the Class C Shares in consideration of the payment by Western to SpinCo of $1,000,000.

(rr)                                “Western” means Western Oil Sands Inc., a corporation amalgamated under the ABCA; and

(ss)                            “WesternZagros” means WesternZagros Resources Inc., a corporation incorporated pursuant to the ABCA.

1.02                        The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.03                        Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.04                        Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.05                        Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.06                        The following appendix to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

Appendix A                               -                                            Exchangeable Share Terms

1.07                        In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.08                        References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE II
ARRANGEMENT AGREEMENT

2.01                        This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.02                        This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Shareholders; (ii) Western; (iii) WesternZagros; (iv) SpinCo; (v) Marathon; and (vi) AcquisitionCo.

2.03                        The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE III
ARRANGEMENT

3.01                        Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)                                  each issued and outstanding Common Share held by a Non-Resident (other than Common Shares held by Dissenting Shareholders) shall be exchanged with AcquisitionCo for either Cash Consideration or Marathon Share Consideration in accordance with the election of such Non-Resident pursuant to Section 3.02 and subject, in either case, to prorating in accordance with Section 3.03; and as additional consideration for such Common Share, AcquisitionCo shall deliver to such Non-Resident, the SpinCo Share Consideration and SpinCo Warrant Consideration pursuant to Section 3.01(f);

(b)                                 the articles of Western shall be amended to change its authorized capital by the addition of:

(i)                                     an unlimited number of shares designated as “Class A Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)                              Dividends: The holders of the Class A Shares are entitled to receive dividends, if, as and when declared by the board of directors of Western, out of the assets of Western properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Western entitled to receive dividends in priority to or rateably with the Class A Shares, the board of directors may in its sole discretion declare dividends on the Class A Shares to the exclusion of any other class of shares of Western;

(B)                                Voting Rights: The holders of the Class A Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Western, and to one vote at all such meetings in respect of each Class A Share held; and

(C)                                Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Shares shall, subject to the rights of the holders of any other class of shares of Western upon such a distribution in priority to the Class A Shares, be entitled to participate rateably in any distribution of the assets of Western;

(ii)           an unlimited number of shares designated as “Class B Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)                              Dividends: The holders of the Class B Shares are entitled to receive dividends, if, as and when declared by the board of directors of Western, out of the assets of Western properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Western entitled to receive dividends in priority to or rateably with the Class B Shares, the board of directors may in its sole discretion declare dividends on the Class B Shares to the exclusion of any other class of shares of Western;

(B)                                No Voting Rights: Subject to the provisions of the ABCA, the holders of the Class B Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of Western;

(C)                                Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class B Shares shall be entitled, in priority to the holders of any other class of shares of Western, to receive an amount per Class B Share equal to the Class B Redemption Amount. After such distribution to the holders of the Class B Shares as provided above, holders of Class B Shares shall not be entitled to share in any further distribution of the assets of Western;

(D)                               Redemption at the Option of Western: Subject to applicable law, Western may redeem all, but not less than all, of the then outstanding Class B Shares on delivery to the holders of the Class B Shares of a redemption price per Class B Share equal to the Class B Redemption Amount; and

(E)                                 Redemption at the Option of Holder: Subject to applicable law, the holder of a Class B Share may require Western to redeem all, but not less than all, of the then outstanding Class B Shares held by such holder on delivery to such holder of a redemption price per Class B Share equal to the Class B Redemption Amount; and

(iii)          an unlimited number of shares designated as “Class C Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)                              Dividends:  The holders of the Class C Shares shall not be entitled to receive dividends;

(B)                                No Voting Rights:  Subject to the provisions of the ABCA, the holders of the Class C Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of Western;

(C)                                Participation upon Liquidation, Dissolution or Winding-Up:  In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class C Shares shall be entitled, subject to the rights of the holders of the Class B Shares, to receive an amount per Class C Share equal to the Class C Redemption Amount. After such distribution to the holders of the Class C Shares as above, holders of Class C Shares shall not be entitled to share in any further distribution of the assets of Western;

(D)                               Redemption at the Option of Western:  Subject to applicable law, Western may redeem all, but not less than all, of the then outstanding Class C Shares on delivery to the holders of the Class C Shares of a redemption price per Class C Share equal to the Class C Redemption Amount; and

(E)           Redemption at the Option of Holder:  Subject to applicable law, the holder of a Class C Share may require Western to redeem all, but not less than all, of the then outstanding Class C Shares held by such holder on delivery to such holder of a redemption price per Class C Share equal to the Class C Redemption Amount;

(c)                                  the share capital of Western shall be reorganized such that each of the issued and outstanding Common Shares (other than Common Shares held by Dissenting Shareholders) shall be exchanged for one Class A Share, one Class B Share and one Class C Share;

(d)                                 each issued and outstanding Class B Share shall be transferred to SpinCo in exchange for the issuance of the SpinCo Share Consideration;

(e)                                  each issued and outstanding Class C Share shall be transferred to SpinCo in exchange for the issuance of the SpinCo Warrant Consideration;

(f)                                    AcquisitionCo shall deliver to each Non-Resident whose Common Shares were exchanged pursuant to Section 3.01(a) such number of SpinCo Shares and SpinCo Warrants as are deliverable to such Non-Resident pursuant to Section 3.01(a);

(g)                                 each issued and outstanding Class A Share (other than those held by AcquisitionCo and Dissenting Shareholders) shall be exchanged with AcquisitionCo in accordance with the election or deemed election of the holder of such Class A Share in accordance with Section 3.02, for:

(i)                                     Cash Consideration;

(ii)                                  Marathon Share Consideration;

(iii)                               Exchangeable Share Consideration; or

(iv)                              a combination thereof;

subject, in each case, to Section 3.03;

3.02                        With respect to the exchange of securities effected pursuant to Section 3.01(a) and Section 3.01(g):

(a)                                  Shareholders who are Non-Residents or who are exempt from tax under Part I of the ITA may elect to receive in respect of each Share exchanged, either the Cash Consideration or the Marathon Share Consideration;

(b)                                 Shareholders who are residents of Canada for the purposes of the ITA and not exempt from tax under Part I thereof may elect to receive in respect of each Share exchanged, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof, subject to Section 3.03;

(c)                                  such elections as provided for in paragraphs (a) and (b) above shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with any certificates representing such holder’s Common Shares; and

(d)                                 any Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.02(c) and the Letter of Transmittal and Election Form shall be deemed to have elected to receive Cash Consideration as to 65%, and Marathon Share Consideration as to 35%, subject to proration in respect of the aggregate consideration to be provided for such holder’s Shares.

3.03                        For greater certainty, with respect to any election pursuant to Section 3.02, a Shareholder may elect to receive a combination of the available types of consideration which may be elected in exchange for the aggregate number of Shares in respect of which such an election is made; provided however, for calculation purposes only, each individual Common Share may be only exchanged pursuant to Section 3.01(a) for either Cash Consideration or Marathon Share Consideration and each individual Class A Share may only be exchanged pursuant to Section 3.01(g) for any one of the Cash Consideration, the Marathon Share Consideration or the Exchangeable Share Consideration. The maximum amount of Cash Consideration to be paid to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) is $3,807,847,771. The minimum number of Exchangeable Shares that may be elected by Shareholders pursuant to Section 3.01(g) is zero. The maximum number of Exchangeable Shares that may be elected by Shareholders pursuant to Section 3.01(g) is 29,400,000. The maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) is 34,300,000. In the event that:

(a)                                  the aggregate amount of Cash Consideration that would, but for this Section 3.03(a), be issued to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) exceeds $3,807,847,771, then the Cash Consideration to be issued to any holder shall be determined by multiplying the total amount of Cash Consideration otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is $3,807,847,771 and the denominator of which is the aggregate amount of the Cash Consideration otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Shares for which, but for this Section 3.03(a), such holder would otherwise have received Cash Consideration;

(b)                                 the aggregate number of Exchangeable Shares that would, but for this Section 3.03(b) and Section 3.03(c), be issued to Shareholders pursuant to Section 3.01(g) exceeds 29,400,000 Exchangeable Shares, then the number of Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 5.06, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is 29,400,000 and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Shares for which, but for this Section 3.03(b), such holder would otherwise have received Exchangeable Shares; and

(c)                                  the aggregate number of Marathon Shares and Exchangeable Shares that would, but for this Section 3.03(c), be issued to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) (including those Marathon Shares which Shareholders are deemed to have elected to receive pursuant to Section 3.03(b) above) exceeds 34,300,000 Marathon Shares and Exchangeable Shares collectively, then the number of Marathon Shares and Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 5.06, shall be determined by multiplying the total number of Marathon Shares and Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is 34,300,000 and the denominator of which is the aggregate number of Marathon Shares and Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their Shares for which, but for this Section 3.03(c), such holder would otherwise have received Marathon Shares and Exchangeable Shares.

3.04                        With respect to each holder of Common Shares (other than Dissenting Shareholders) immediately before the Effective Time:

(a)                                  upon the exchange of each Common Share effected pursuant to Section 3.01(a) and the delivery of the SpinCo Share Consideration and SpinCo Warrant Consideration pursuant to Section 3.01(f);

(i)                                     such holder shall cease to be a holder of such Common Share and the name of such holder shall be removed from the register of holders of Common Shares;

(ii)                                  AcquisitionCo shall become the holder of such Common Shares and shall be added to the register of holders of Common Shares;

(iii)                               AcquisitionCo shall pay to such holder the Cash Consideration or deliver the Marathon Share Consideration payable to such holder and, if Marathon Share Consideration is payable, the name of such holder shall be added to the register of holders of Marathon Shares;

(iv)                              AcquisitionCo shall cease to be the holder of the SpinCo Share and SpinCo Warrant deliverable in respect of such Common Share and the name of AcquisitionCo shall be removed from the register of holders of SpinCo Shares and SpinCo Warrants;

(v)                                 such holder shall become the holder of the SpinCo Share so deliverable and shall be added to the register of holders of SpinCo Shares; and

(vi)                              such holder shall become the holder of the SpinCo Warrant so deliverable and shall be added to the register of holders of SpinCo Warrants;

(b)                                 upon the exchange of Common Shares for Class A Shares, Class B Shares and Class C Shares pursuant to Section 3.01(c):

(i)                                     each such Common Share shall and shall be deemed to be exchanged as described in subsection 3.01(c) without any further action being taken by the holder thereof;

(ii)                                  the holders of such Common Shares shall cease to be the holders of such Common Shares and such holders’ names shall be removed from the register of Common Shares with respect to all such Common Shares;

(iii)                               each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class A Shares equal to the number of Common Shares previously held by such holder and such holder’s name shall be added to the register of Class A Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class A Shares of the same number after the above described change as the number of Common Shares it represented before the change;

(iv)                              each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class B Shares equal to the number of Common Shares previously held by such holder and such holder’s name shall be added to the register of Class B Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class B Shares of the same number after the above described change as the number of Common Shares it represented before the change;

(v)                                 each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class C Shares equal to the number of Common Shares previously held by such holder and such holder’s name shall be added to the register of Class C Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class C Shares of the same number after the above described change as the number of Common Shares it represented before the change;

(vi)                              immediately after the exchange of the Common Shares for Class A, Class B and Class C Shares, the stated capital of the Class A Shares, Class B Shares and the Class C Shares shall be determined as follows:

(A)                              the aggregate stated capital for the Class A Shares shall be an amount equal to $1.00;

(B)                                the aggregate stated capital for the Class B Shares shall be an amount equal to the stated capital of the Common Shares immediately before the Effective Time minus $1,000,001; and

(C)                                the aggregate stated capital for the Class C Shares shall be an amount equal to $1,000,000; and

(vi)                              all references to a Common Share in the articles of Western shall be deemed to be references to one Class A Share, one Class B Share and one Class C Share;

(c)                                  upon the exchange of Class B Shares for SpinCo Shares effected pursuant to subsection 3.01(d):

(i)                                     each holder of Class B Shares shall cease to be a holder of Class B Shares and the name of such holder shall be removed from the register of holders of Class B Shares;

(ii)                                  SpinCo shall become the holder of the Class B Shares so exchanged and shall be added to the register of holders Class B Shares;

(iii)                               SpinCo shall allot and issue to such holder the number of SpinCo Shares on the basis set forth in subsection 3.01(d) and the name of such holder shall be added to the register of holders of SpinCo Shares; and

(iv)                              SpinCo shall add to the aggregate stated capital for its SpinCo Shares an amount equal to the Class B Aggregate Redemption Amount;

(d)                                 upon the exchange of Class C Shares for SpinCo Warrants effected pursuant to subsection 3.01(e):

(i)                                     each holder of Class C Common Shares shall cease to be a holder of Class C Shares and the name of such holder shall be removed from the register of holders of Class C Shares;

(ii)                                  SpinCo shall become the holder of the Class C Shares so exchanged and shall be added to the register of holders of Class C Shares; and

(iii)                               SpinCo shall allot and issue to such holder the number of SpinCo Warrants on the basis set forth in subsection 3.01(e) and the name of such holder shall be added to the register of holders of SpinCo Warrants; and

(e)                                  upon the exchange of Class A Shares by a holder pursuant to subsection 3.01(g):

(i)                                     such holder shall cease to be a holder of Class A Shares and the name of such holder shall be removed from the register of holders of Class A Shares;

(ii)                                  AcquisitionCo shall become the holder of the Class A Shares so exchanged and shall be added to the register of holders Class A Shares; and

(iii)                               AcquisitionCo shall pay to such holder the Cash Consideration, deliver the Marathon Share Consideration or allot and issue the Exchangeable Share

Consideration payable to such holder as required and, if Marathon Share Consideration is payable, the name of such holder shall be added to the register of holders of Marathon Shares, and if Exchangeable Share Consideration is payable, the name of such holder shall be added to the register of holders of Exchangeable Shares.

3.05                        A former holder of Class A Shares who (i) has exchanged Class A Shares under the Arrangement; and (ii) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to the transfer by the holder of Class A Shares, as applicable, to AcquisitionCo by providing two signed copies of the necessary election forms to Western within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by AcquisitionCo and returned to such former holders of Class A Shares within 30 days after the receipt thereof by Western for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AcquisitionCo and Western will not be responsible for the proper completion of any election form and, except for the obligation of AcquisitionCo and Western to so sign and return duly completed election forms which are received by Western within 120 days of the Effective Date, AcquisitionCo and Western will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Class A Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, AcquisitionCo and Western may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AcquisitionCo and Western will have no obligation to do so.

3.06                        Western, AcquisitionCo, Marathon and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Common Shares, Marathon Shares or Exchangeable Shares such amounts as Western, AcquisitionCo, Marathon or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Western, AcquisitionCo, Marathon and the Depositary are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Western, AcquisitionCo, Marathon or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Western, AcquisitionCo, Marathon or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE IV
DISSENTING SHAREHOLDERS

4.01                        Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, on the Effective Date, cease to have any rights as a holder of Common Shares and shall only be entitled to be paid the fair value of the holder’s Common Shares. A Dissenting Shareholder who is paid the fair value of the holder’s Common Shares shall be deemed to have transferred the holder’s Common Shares to Western for cancellation on the Effective Date, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Common Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall be deemed to have elected to receive for such holder’s Shares the consideration specified in Section 3.02(d), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares at the Meeting; but in no event shall Western be required to recognize such Dissenting Shareholder as a shareholder of Western after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, any person who has voted in favour of the Arrangement shall not be entitled to dissent with respect to the Arrangement.

ARTICLE V
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.01                        From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.01, to receive the fair value of the Common Shares represented by such certificates.

5.02                        Western, AcquisitionCo and SpinCo, as applicable, shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a)                                  forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b)                                 if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

the Cash Consideration and certificates representing the number of SpinCo Shares, SpinCo Warrants, Marathon Shares and/or Exchangeable Shares, as applicable, issued to such holder under the Arrangement.

5.03                        If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to Section 3.01 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall as a condition precedent to the receipt thereof give a bond satisfactory to Western and its transfer agent in such form as is satisfactory to Western and such transfer agent or otherwise indemnify Western, Marathon and AcquisitionCo and the transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.04                        All dividends payable with respect to any Marathon Shares, Exchangeable Shares and SpinCo Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.05                        Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing: (i) the SpinCo Shares; (ii) SpinCo Warrants; (iii) Marathon Shares; (iv) Exchangeable Shares; and/or (v) cash.

5.06                        No certificates representing fractional Marathon Shares, Exchangeable Shares, SpinCo Shares or SpinCo Warrants shall be issued upon the exchange of the Common Shares for Marathon Shares or Exchangeable Shares or the distribution of SpinCo Shares and SpinCo Warrants. In lieu of any fractional Marathon Share, Exchangeable Share, SpinCo Share or SpinCo Warrant, each registered Common Shareholder otherwise entitled to a fractional interest in a Marathon Share, Exchangeable Share, SpinCo Share or SpinCo Warrant will receive the nearest whole number of Marathon Shares, Exchangeable Shares, SpinCo Shares or SpinCo Warrants, as the case may be.

ARTICLE VI
AMENDMENTS

6.01                        Western, WesternZagros, Marathon and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Common Shares, if and as required by the Court.

6.02                        Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Western, WesternZagros, Marathon or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.03                        Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Western, WesternZagros, Marathon and AcquisitionCo.

6.04                        Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Western, provided that it concerns a matter which, in the reasonable opinion of Western, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Western or any former holder of Common Shares.

APPENDIX A

EXCHANGEABLE SHARES

TERM SHEET

Designation:	Exchangeable Shares (non-voting redeemable preferred shares) of a direct or indirect Canadian subsidiary (“Purchaser”) of Marathon Oil Corporation (“Parent”).

Basic Right:	Exchangeable at any time on a one-for-one basis directly for freely-trading shares of common stock of Parent (“Parent Shares”), subject to adjustment.

Dividends:	Dividends will be payable on the Exchangeable Shares, if, as and when declared by the board of directors of Purchaser.

Parent Dividends:

In the event, from time to time, a cash dividend is paid on the Parent Shares, the dividend paid shall be evidenced by the adjustment of the Exchangeable Consideration (as defined below) in such a manner as to provide that the number of Parent Shares for which the Exchangeable Shares are exchangeable shall be increased to account for the cash dividend declared on the Parent Shares on an economically equivalent basis.

Retraction:

Each Exchangeable Share is retractable at any time at the option of the holder for an amount equal to the fair market value of one Parent Share on the retraction date, subject to adjustment, payment of which amount shall be satisfied by the delivery to the holder of one Parent Share (the “Exchangeable Consideration”), subject to adjustment and subject to an overriding retraction call right exercisable by Parent and any of its direct and indirect subsidiaries by delivery of the Exchangeable Consideration in exchange for the retracted Exchangeable Shares.

Exchange Right:	Parent shall grant a direct exchange right to a trustee pursuant to the terms of a Voting and Exchange Trust Agreement for the benefit of the holders of Exchangeable Shares.

Liquidation:

On liquidation of Purchaser, each Exchangeable Share entitles the holder to receive the Exchangeable Consideration in priority to any distribution made to the common shares of Purchaser and all other classes of shares ranking junior to the Exchangeable Shares, subject to a liquidation call right exercisable by Parent and any of its direct and indirect subsidiaries. On exercise of the liquidation call right, Parent will pay the holder the Exchangeable Consideration. In addition, an automatic exchange right in the event of liquidation of Parent will be granted by Parent to a trustee for the benefit of holders of Exchangeable Shares pursuant to the terms of the Voting and Exchange Trust Agreement.

Redemption:

Exchangeable Shares are not redeemable by Purchaser for four years after closing. Automatic redemption after the fourth anniversary date of closing, subject to extension at the option of Purchaser. Redeemed by delivery of the Exchangeable Consideration, subject to an overriding redemption call right in favour of Parent and its direct and indirect subsidiaries, exercisable by delivery of the Exchangeable Consideration in exchange for the Exchangeable Shares. There is also the possibility of an earlier redemption by the Purchaser in the following limited circumstances: (a) less than 20% of the Exchangeable Shares remain outstanding, (b) change of Canadian tax laws enabling holders to defer taxable event notwithstanding exchange of the Exchangeable Shares for Parent Shares, (c) a Parent control transaction where it is not reasonably practicable to accommodate the Exchangeable Shares, and (d) the occurrence of certain events which would otherwise entitle the holders of Exchangeable Shares to vote as shareholders of Purchaser where it is not reasonably practicable to accommodate the Exchangeable Shares or where the holders of Exchangeable Shares fail to take the necessary action to approve or disapprove of the matter to be voted on by the holders of Exchangeable Shares.

Voting Rights:

Holders of Exchangeable Shares will have equivalent voting rights to holders of Parent Shares. These rights will be represented in a special Parent voting preferred share issued to a trustee for the benefit of holders of Exchangeable Shares. Holders of Exchangeable Shares will have no voting rights in Purchaser, except as required by law in connection with certain extraordinary transactions or fundamental changes to Purchaser.

Information Rights:	Holders of Exchangeable Shares will be entitled to receive substantially the same materials that are distributed by Parent to holders of Parent Shares.

Ranking:

Exchangeable Shares rank in priority to the common shares of Purchaser and all other classes of shares of Purchaser ranking junior to the Exchangeable Shares as to dividends and any other distributions.

Other:

Support Agreement between Parent and Purchaser and Voting and Exchange Trust Agreement between Parent and the trustee for the benefit of the holders of Exchangeable Shares, each on terms and conditions customary for transactions of this nature.

Marathon annual report on Form 10-K for the year ended December 31, 2006
(including management's discussion and analysis)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

Commission file number 1-5153

Marathon Oil Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of Incorporation)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, TX 77056-2723
(Address of principal executive offices)
 Tel. No. (713) 629-6600

Securities registered pursuant to Section 12 (b) of the Act:*

Title of Each Class

Common Stock, par value $1.00

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of Common Stock held by non-affiliates as of June 30, 2006: $29.924 billion. This amount is based on the closing price of the registrant's Common Stock on the New York Stock Exchange composite tape on that date. Shares of Common Stock held by executive officers and directors of the registrant are not included in the computation. However, the registrant has made no determination that such individuals are "affiliates" within the meaning of Rule 405 of the Securities Act of 1933.

There were 345,862,952 shares of Marathon Oil Corporation Common Stock outstanding as of January 31, 2007.

Documents Incorporated By Reference:

Portions of the registrant's proxy statement relating to its 2007 annual meeting of stockholders, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A under the Securities Exchange Act of 1934, are incorporated by reference to the extent set forth in Part III, Items 10-14 of this report.

*
The Common Stock is listed on the New York Stock Exchange and the Chicago Stock Exchange.

MARATHON OIL CORPORATION

        Unless the context otherwise indicates, references in this Annual Report on Form 10-K to "Marathon," "we," "our," or "us" are references to Marathon Oil Corporation, including its wholly-owned and majority-owned subsidiaries, and its ownership interests in equity method investees (corporate entities, partnerships, limited liability companies and other ventures over which Marathon exerts significant influence by virtue of its ownership interest, typically between 20 and 50 percent). Effective September 1, 2005, subsequent to the acquisition discussed in Note 6 to the consolidated financial statements, Marathon Ashland Petroleum LLC changed its name to Marathon Petroleum Company LLC. References to Marathon Petroleum Company LLC ("MPC") are references to the entity formerly known as Marathon Ashland Petroleum LLC.

Disclosures Regarding Forward-Looking Statements

        This Annual Report on Form 10-K, particularly Item 1. Business, Item 1A. Risk Factors, Item 3. Legal Proceedings, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 7A. Quantitative and Qualitative Disclosures about Market Risk, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements typically contain words such as "anticipate," "believe," "estimate," "expect," "forecast," "plan," "predict" "target," "project," "could," "may," "should," "would" or similar words, indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

        Forward-looking statements in this Report may include, but are not limited to, levels of revenues, gross margins, income from operations, net income or earnings per share; levels of capital, exploration, environmental or maintenance expenditures; the success or timing of completion of ongoing or anticipated capital, exploration or maintenance projects; volumes of production, sales, throughput or shipments of liquid hydrocarbons, natural gas and refined products; levels of worldwide prices of liquid hydrocarbons, natural gas and refined products; levels of reserves, proved or otherwise, of liquid hydrocarbons and natural gas; the acquisition or divestiture of assets; the effect of restructuring or reorganization of business components; the potential effect of judicial proceedings on our business and financial condition; and the anticipated effects of actions of third parties such as competitors, or federal, foreign, state or local regulatory authorities.

PART I

Item 1. Business

General

        Marathon Oil Corporation was originally organized in 2001 as USX HoldCo, Inc., a wholly-owned subsidiary of the former USX Corporation. As a result of a reorganization completed in July 2001, USX HoldCo, Inc. (1) became the parent entity of the consolidated enterprise (the former USX Corporation was merged into a subsidiary of USX HoldCo, Inc.) and (2) changed its name to USX Corporation. In connection with the transaction described in the next paragraph (the "Separation"), USX Corporation changed its name to Marathon Oil Corporation.

        Before December 31, 2001, Marathon had two outstanding classes of common stock: USX-Marathon Group common stock, which was intended to reflect the performance of our energy business, and USX-U.S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of our steel business. On December 31, 2001, we disposed of our steel business through a tax-free distribution of the common stock of our wholly-owned subsidiary United States Steel Corporation ("United States Steel") to holders of Steel Stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis.

        In connection with the Separation, our certificate of incorporation was amended on December 31, 2001 and since that date, Marathon has only one class of common stock authorized.

        On June 30, 2005, we acquired the 38 percent ownership interest in Marathon Ashland Petroleum LLC ("MAP") previously held by Ashland Inc. ("Ashland"). In addition, we acquired a portion of Ashland's Valvoline Instant Oil Change business, its maleic anhydride business, its interest in LOOP LLC which owns and operates the only U.S. deepwater oil port, and its interest in LOCAP LLC which owns a crude oil pipeline. As a result of the transactions (the "Acquisition"), MAP is now wholly owned by Marathon and its name was changed to Marathon Petroleum Company LLC ("MPC") effective September 1, 2005.

Segment and Geographic Information

        Our operations consist of three operating segments: 1) Exploration and Production ("E&P") – explores for, produces and markets crude oil and natural gas on a worldwide basis; 2) Refining, Marketing and Transportation ("RM&T") – refines, markets and transports crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and 3) Integrated Gas ("IG") – markets and transports products manufactured from natural gas, such as liquefied natural gas ("LNG") and methanol, on a worldwide basis, and is developing other projects to link stranded natural gas resources with key demand areas. For operating segment and geographic financial information, see Note 9 to the consolidated financial statements.

2

Exploration and Production

        (In the discussion that follows regarding our exploration and production operations, references to "net" wells, production or sales indicate our ownership interest or share, as the context requires.)

        We conduct exploration, development and production activities in ten countries, with a focus on international growth while continuing to maintain our position in the United States. Principal exploration activities were in the United States, Norway, Angola and Indonesia. Principal development and production activities were in the United States, the United Kingdom, Norway, Equatorial Guinea and Libya.

        Our 2006 worldwide net liquid hydrocarbon sales from continuing operations averaged 223 thousand barrels per day ("mbpd"), an increase of 36 percent from 2005 levels. Our 2006 worldwide net natural gas sales, including natural gas acquired for injection and subsequent resale, averaged 847 million cubic feet per day ("mmcfd"), a decrease of 9 percent compared to 2005. In total, our 2006 worldwide net sales from continuing operations averaged 365 thousand barrels of oil equivalent ("mboe") per day, compared to 319 mboe per day in 2005. (For purposes of determining boe, natural gas volumes are converted to approximate liquid hydrocarbon barrels by dividing the natural gas volumes expressed in thousands of cubic feet ("mcf") by six. The liquid hydrocarbon volume is added to the barrel equivalent of natural gas volume to obtain boe.) In 2007, our worldwide net production available for sale is expected to average 390 to 425 mboe per day, excluding future acquisitions and dispositions.

        The above projections of 2007 worldwide net liquid hydrocarbon and natural gas production available for sale volumes are forward-looking statements. Some factors that could potentially affect levels of production available for sale include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, production decline rates of mature fields, timing of commencing production from new wells, drilling rig availability, inability to or delay in obtaining necessary government and third-party approvals and permits, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Exploration

        In the United States during 2006, we drilled 33 gross (16 net) exploratory wells of which 21 gross (10 net) wells encountered commercial quantities of hydrocarbons. Of these 21 wells, 6 gross (4 net) wells were temporarily suspended or were in the process of completing at year end. Internationally, we drilled 21 gross (4 net) exploratory wells of which 16 gross (3 net) wells encountered commercial quantities of hydrocarbons. Of these 16 wells, 9 gross (3 net) wells were temporarily suspended or were in the process of being completed at December 31, 2006.

        United States  –  The Gulf of Mexico continues to be a core area for us. At the end of 2006, we had interests in 129 blocks in the Gulf of Mexico, including 100 in the deepwater area.

        During 2006, we increased our interest from 20 percent to 30 percent in the Stones prospect (Walker Ridge Block 508). An appraisal well is planned for 2007 on this outside-operated 2005 discovery.

        In 2001, a successful discovery well was drilled on the Ozona prospect (Garden Banks Block 515) in the Gulf of Mexico and, in 2002, two sidetrack wells were drilled, one of which was successful. We are continuing to evaluate options to develop the Ozona prospect. Commercial terms have been secured for the tie-back and processing of Ozona production and we have been actively searching for a rig to drill the development well. We hold a 68 percent operated interest in the Ozona prospect.

        A well on the Flathead prospect (Walker Ridge Block 30) in the Gulf of Mexico was suspended in 2002. Technical evaluations are complete and commercial evaluations continued in 2006. The drilling of this prospect is delayed due to the shortage of available deepwater rigs. We continue to pursue partnering opportunities with other oil and gas companies that have deepwater rigs under contract. We hold a 100 percent operated interest in the Flathead prospect.

        Norway  –  We hold interests in over 700,000 gross acres offshore Norway and plan to continue our exploration effort there. In 2006, we participated in a successful appraisal well on the Gudrun field, located 120 miles off the coast. Marathon holds a 28 percent outside-operated interest in Gudrun where we are primarily focused on evaluating development scenarios.

        Angola  –  Offshore Angola, we hold a 10 percent outside-operated interest in Block 31 and a 30 percent outside-operated interest in Block 32. Through February 2007, we have announced 20 discoveries on these blocks. We have

3

also participated in four wells that have reached total depth, the results of which will be announced upon government and partner approvals. We expect to participate in 10 or 11 wells on these blocks in 2007.

        On Block 31, four previously announced discoveries (Plutao, Saturno, Marte and Venus) and one successful appraisal well form a planned development area in the northeastern portion of the block. Also on Block 31, we had five previously announced discoveries located in the southeastern portion of the block (Palas, Ceres, Juno, Astraea and Hebe). In 2006 and early 2007, we announced discoveries at Urano, Titania, Terra and an unnamed well. We are integrating the results of these wells with our previously announced discoveries.

        On Block 32, we previously announced three discoveries (Gindungo, Canela and Gengibre). In 2006, we announced the fourth discovery on Block 32, the Mostarda-1, and a successful deepwater delineation well, Gengibre-2. We also announced that hydrocarbons were encountered in the Salsa well, but additional drilling is required to assess its commerciality. In early 2007, we announced two additional discoveries, the Manjericao and Caril wells. These discoveries move Block 32 closer toward establishment of a commercial development.

        Equatorial Guinea  –  During 2004, we participated in two natural gas and condensate discoveries on the Alba Block offshore Equatorial Guinea. The Deep Luba discovery well, drilled from the Alba field production platform, encountered natural gas and condensate in several pay zones. The Gardenia discovery well is located 11 miles southwest of the Alba Field. We are currently evaluating development scenarios for both the Deep Luba and Gardenia discoveries. We hold a 63 percent operated interest in the Alba Block.

        In 2004, we announced the results of the Corona well drilled on Block D offshore Equatorial Guinea, where we are the operator with a 90 percent working interest. The Corona well confirmed an extension of the Alba field on to Block D. An application for an Area of Commercial Discovery was submitted prior to the end of the production sharing contract's exploration period, which expired at the end of 2006. We are currently in discussions with the Equatorial Guinea government regarding our rights to develop the Block D extension of the Alba Field.

        Libya  –  We hold a 16 percent outside-operated interest in the Waha concessions, which encompass almost 13 million acres located in the Sirte Basin. Our exploration program in 2006 included the drilling of 12 wells, nine of which were successful. Most of these discoveries extended previously defined hydrocarbon accumulations.

        Canada  –  We are the operator and own a 30 percent interest in the Annapolis lease offshore Nova Scotia, where we continue to evaluate further drilling. In late 2006, we decided to withdraw from the adjacent Cortland lease, where we hold a 75 percent interest, and the adjacent Empire lease, where we hold a 50 percent interest. As a result of this withdrawal, a charge equal to 25 percent of the remaining work commitment, or $47 million, was recorded as exploration expense in 2006 and the cash payment will be due to the Canadian provincial government in 2007.

        Indonesia  –  We are the operator and hold a 70 percent interest in the Pasangkayu Block offshore Indonesia. The 1.2 million acre block is located mostly in deep water, predominantly offshore of the island of Sulawesi in the Makassar Strait, directly east of the Kutei Basin oil and natural gas production region. The production sharing contract with the Indonesian government was signed in 2006. We expect to begin collecting geophysical data in 2007, followed by exploratory drilling in 2008 and 2009.

Production (including development activities)

        United States  –  Our U.S. operation accounted for 34 percent of our 2006 worldwide net liquid hydrocarbon sales from continuing operations and 63 percent of our worldwide net natural gas sales.

        During 2006, our net sales in the Gulf of Mexico averaged 35 mbpd of liquid hydrocarbons, representing 46 percent of our total U.S. net liquid hydrocarbon sales, and 43 mmcfd of natural gas, representing 8 percent of our total U.S. net natural gas sales. Net liquid hydrocarbon sales in the Gulf of Mexico increased slightly from the prior year, mainly due to the effects of five tropical storms/hurricanes in 2005. Net natural gas sales decreased by 41 mmcfd from the prior year primarily because natural gas sales from the Camden Hills field ended in early 2006 as a result of increased water production. At year-end 2006, we held interests in seven producing fields and eight platforms in the Gulf of Mexico, of which four platforms are operated by Marathon.

        The majority of our sales in the Gulf of Mexico comes from the Petronius development in Viosca Knoll Blocks 786 and 830. We own a 50 percent outside-operated interest in these blocks. The platform provides processing and transportation services to adjacent third-party fields. For example, Petronius processes the production from our Perseus field which commenced production in April 2005 and is located five miles from the platform.

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        We hold a 30 percent outside-operated interest in the Neptune deepwater development on Atwater Valley Blocks 573, 574, 575, 617 and 618 in the Gulf of Mexico, 120 miles off the coast of Louisiana. The initial development plan for Neptune was sanctioned in 2005 and includes seven subsea wells tied back to a stand-alone mini-tension leg platform. Construction of the platform and facility continued through 2006 with first production expected in early 2008.

        We are one of the largest natural gas producers in the Cook Inlet and adjacent Kenai Peninsula of Alaska. In 2006, our Alaskan net natural gas sales averaged 156 mmcfd, representing 29 percent of our total U.S. net natural gas sales. Our natural gas sales from Alaska are seasonal in nature, trending down during the second and third quarters of each year and increasing during the fourth and first quarters. In May 2006, upon receipt of regulatory approvals, we began to produce and store natural gas in a partially depleted reservoir in the Kenai natural gas field. The natural gas in storage will be used to manage supplies to meet contractual demand. In addition to our operations in other established Alaskan fields, production from the Ninilchik field began in 2003 and development continues on the field. Ninilchik natural gas is transported through the 35-mile portion of the Kenai Kachemak Pipeline which connects Ninilchik to the existing natural gas pipeline infrastructure serving residential, utility and industrial markets on the Kenai Peninsula, in Anchorage and in other parts of south central Alaska. We operate Ninilchik and own a 60 percent interest in it and the section of the Kenai Kachemak Pipeline described above. Our 2006 development program in the Cook Inlet included participation in the drilling of seven wells.

        Net liquid hydrocarbon sales from our Wyoming fields averaged 21 mbpd in 2006 and 2005. Net natural gas sales from our Wyoming fields averaged 119 mmcfd in 2006 compared to 107 mmcfd in 2005. The increase in our Wyoming net natural gas sales is primarily attributed to higher net sales from the Powder River Basin, which averaged 77 mmcfd in 2006 compared to 66 mmcfd in 2005 as a result of 2005 drilling activity. Development of the Powder River Basin continued in 2006 with 119 wells drilled, which was down from the 195 wells drilled in 2005 due to project delays primarily caused by regulatory and produced water management issues. Additional development of our southwest Wyoming interests continued in 2006 where we participated in the drilling of 27 wells.

        Net natural gas sales from our Oklahoma fields averaged 87 mmcfd in 2006 compared to 77 mmcfd in 2005 primarily as a result of development and exploratory drilling. Our 2006 development program continued to focus in the Anadarko Basin where we participated in the drilling of 75 wells.

        Net natural gas sales from our east Texas and north Louisiana fields averaged 71 mmcfd in 2006 compared to 75 mmcfd in 2005. This decrease is primarily attributable to sour gas handling capacity limits at the natural gas plants that purchase our east Texas natural gas, partially offset by development drilling results. Active development of the Mimms Creek field in east Texas continued in 2006.

        Net liquid hydrocarbon sales from the Permian Basin region, which extends from southeast New Mexico to west Texas, averaged 14 mbpd in 2006 compared to 16 mbpd in 2005. This decrease in net sales was due to natural field declines partially offset by development project results in the Indian Basin and Drinkard areas of southeast New Mexico.

        In the first half of 2006, we completed leasehold acquisitions totaling approximately 200,000 acres in the Bakken Shale oil play. The majority of the acreage is located in North Dakota with the remainder in eastern Montana. We now own a substantial position in the Bakken Shale with approximately 300 locations to be drilled over the next five years. Our initial focus has been to evaluate our leasehold position.

        In July 2006, we completed a natural gas leasehold acquisition in the Piceance Basin of Colorado, located in Garfield County in the Greater Grand Valley field complex. The acreage is located near adjacent production. Our plans include drilling approximately 700 wells over the next ten years with first production expected in late 2007.

        We continue to assess our acreage position in the Barnett Shale gas play in north central Texas. To date, we have leased approximately 85,000 net acres in two counties. One core well and five horizontal wells have been drilled and completion activity is underway on these first wells. Seismic data was acquired in 2006 and is being evaluated.

        United Kingdom  –  Our largest asset in the U.K. sector of the North Sea is the Brae area complex where we are the operator and have a 42 percent interest in the South, Central, North and West Brae fields and a 38 percent interest in the East Brae field. The Brae A platform and facilities host the underlying South Brae field and the adjacent Central and West Brae fields. The North Brae field, which is produced via the Brae B platform, and the East Brae field are gas condensate fields. Our share of sales from the Brae area averaged 15 mbpd of liquid hydrocarbons in 2006, compared with 18 mbpd in 2005. This reduction primarily resulted from West Brae field decline and the timing of sales of liquid hydrocarbons. Our share of Brae natural gas sales averaged 151 mmcfd, which was lower than the 169 mmcfd in 2005 as a result of natural field declines in the North and East Brae gas condensate fields.

5

        The strategic location of the Brae platforms along with pipeline and onshore infrastructure has generated third-party processing and transportation business since 1986. Currently, there are 28 third-party fields contracted to use the Brae system. In addition to generating processing and pipeline tariff revenue, this third-party business also has a favorable impact on Brae area operations by optimizing infrastructure usage and extending the economic life of the complex.

        The Brae group owns a 50 percent interest in the outside-operated Scottish Area Gas Evacuation ("SAGE") system. The SAGE pipeline transports gas from the Brae and the third-party Beryl areas and has a total wet natural gas capacity of 1.1 billion cubic feet ("bcf") per day. The SAGE terminal at St. Fergus in northeast Scotland processes natural gas from the SAGE pipeline and almost 1 bcf per day of third-party natural gas from the third-party Britannia field.

        In the U.K. Atlantic Margin, we own an approximate 30 percent interest in the outside-operated Foinaven area complex, consisting of a 28 percent interest in the main Foinaven field, 47 percent of East Foinaven and 20 percent of the T35 and T25 accumulations. Our share of sales from the Foinaven fields averaged 17 mbpd of liquid hydrocarbons and 10 mmcfd of natural gas in 2006, compared to 16 mbpd and 9 mmcfd in 2005, primarily as a result of increased liquid handling capacity following facility modifications, increased well potential and improved operating efficiency.

        Norway  –  Norway is a strategic and growing core area, which complements our long-standing operations in the U.K. sector of the North Sea discussed above. We were approved for our first operatorship on the Norwegian continental shelf in 2002, where today we operate seven licenses.

        During 2006, net liquid hydrocarbon and natural gas sales in Norway from the Heimdal, Vale and Skirne fields averaged 2 mbpd and 36 mmcfd. We own a 24 percent outside-operated interest in the Heimdal field, a 47 percent outside-operated interest in the Vale field and a 20 percent outside-operated interest in the Skirne field.

        We are the operator of the Alvheim complex located on the Norwegian Continental Shelf. This development is comprised of the Kameleon and Kneler discoveries, in which we have a 65 percent interest, and the Boa discovery, in which we have a 58 percent interest. During 2004, we received approval from the Norwegian authorities for our Alvheim plan for development and operation ("PDO"), which will consist of a floating production, storage and offloading vessel ("FPSO") with subsea infrastructure for five drill centers and associated flow lines. The PDO also outlines transportation of produced oil by shuttle tanker and transportation of produced natural gas to the SAGE system using a new 14-inch, 24-mile cross border pipeline. Marathon and its Alvheim project partners acquired the Odin multipurpose shuttle tanker early in 2005. The vessel is currently being modified to serve as an FPSO and has been renamed "Alvheim." In 2004, the Alvheim partners reached agreement to tie-in the nearby Vilje discovery, in which we own a 47 percent outside-operated interest, subject to the approval of the Norwegian government. In 2005, the Norwegian government approved the Vilje PDO. Progress also continues on the Vilje project, where the subsea preparation is 98 percent complete and development drilling is expected to commence in the second quarter of 2007. First production from the Alvheim/Vilje development is expected during the second quarter of 2007. Four wells will be available at first production and drilling activities will continue into 2008. A peak net rate of approximately 75,000 boepd is expected in early 2008.

        In 2006, we submitted a PDO for the Volund field to the Norwegian government, with a recommendation that the field be developed as a subsea tie-back to the Alvheim FPSO. In December 2006, the Ministry of Petroleum and Energy forwarded the PDO to the Norwegian King in Council for approval. Approval was received in early 2007. The Volund development will include three producing wells and a water injection well. The crude oil production will be exported via the shuttle tankers discussed above and the associated natural gas will be exported via the Alvheim-to-SAGE pipeline. The Volund development, in which we own a 65 percent interest and serve as operator, is expected to begin production in the second quarter of 2009.

        Ireland  –  We own a 100 percent interest in the Kinsale Head, Ballycotton and Southwest Kinsale fields in the Celtic Sea offshore Ireland. In February 2006, we acquired an 87 percent operated interest in the Seven Heads natural gas field. Previously, we processed and transported natural gas and we provided field operating services to the Seven Heads group through our existing Kinsale Head facilities. Net natural gas sales in Ireland were 46 mmcfd in 2006, compared with 50 mmcfd in 2005. In June 2006, we were awarded the first commercial natural gas storage license in Ireland, which allows us to provide full third-party storage services from the Southwest Kinsale field. In 2006, we began to produce and hold in storage natural gas from the Kinsale Head field for future delivery under a contract that expires in March 2009. Additionally, natural gas produced from our other fields or purchased from other parties can be stored at Southwest Kinsale for future sale to customers.

        We own a 19 percent interest in the outside-operated Corrib natural gas development project, located 40 miles off Ireland's northwest coast, where five of the seven wells necessary to develop the field have been drilled. During 2004,

6

An Bord Pleanála (the Planning Board) upheld the Mayo County Council's decision to grant planning approval for the proposed natural gas terminal at Bellanaboy Bridge, County Mayo, which will process natural gas from the Corrib field. Development activities started in late 2004 but were suspended to facilitate dialogue and clarification of issues raised by opponents of the project. In July 2006, the partners in this project accepted the findings of a government-commissioned independent safety review and the report of an independent mediator regarding the onshore pipeline associated with the proposed development. The onshore pipeline will be re-routed and routing studies are underway. Construction of the natural gas plant re-commenced in the third quarter of 2006. First production from the field is expected in 2009.

        Equatorial Guinea  –  We own a 63 percent operated interest in the Alba field offshore Equatorial Guinea and a 52 percent interest in an onshore liquefied petroleum gas ("LPG") processing plant held through an equity method investee. During 2006, net liquid hydrocarbon sales averaged 48 mbpd and net natural gas sales averaged 68 mmcfd, compared to 40 mbpd and 92 mmcfd in 2005. A condensate expansion project ramped up to full production and a new, larger LPG plant was completed in 2005. Net sales in 2006 averaged 36 mbpd of condensate and 12 mbpd of LPG.

        We own 45 percent of Atlantic Methanol Production Company LLC ("AMPCO"), the results of which are included in the Integrated Gas segment. In 2006, we supplied a gross 99 mmcfd of dry gas, which remains after the condensate and LPG are removed, to AMPCO, where it was used to manufacture methanol. Remaining dry gas is returned offshore and reinjected into the Alba reservoir for later production when the LNG production facility on Bioko Island, discussed below under Integrated Gas, is completed.

        Libya  –  Net liquid hydrocarbon sales in Libya averaged 54 mbpd in 2006, of which a total of 8 mbpd were owed to our account upon the resumption of our operations in Libya. The 2006 sales in Libya represented 37 percent of our international liquid hydrocarbon sales from continuing operations. We continue to work with our partners to define and implement growth plans for this business.

        Gabon  –  We are the operator of the Tchatamba South, Tchatamba West and Tchatamba Marin fields offshore Gabon with a 56 percent interest. Net sales in Gabon averaged 10 mbpd of liquid hydrocarbons in 2006, compared with 12 mbpd in 2005. Production from these three fields is processed on a single offshore facility at Tchatamba Marin, with processed oil being transported through an offshore and onshore pipeline to an outside-operated storage facility.

        Russia  –  During 2003 we acquired Khanty Mansiysk Oil Corporation which operated oil fields located in the Khanty Mansiysk region of western Siberia. Net liquid hydrocarbon sales were primarily from the East Kamennoye and Potenay fields. In June 2006, we sold these Russian oil exploration and production businesses.

Other Matters

        We hold an interest in an exploration and production license in Sudan. We suspended all operations in Sudan in 1985 due to civil unrest. We have had no employees in the country and have derived no economic benefit from those interests since that time. The U.S. government imposed sanctions against Sudan in 1997 and we have not made any payments related to Sudan since then. We have abided and will continue to abide by all U.S. sanctions related to Sudan and will not consider resuming any activity regarding our interests there until such time as it is permitted under U.S. law. Our intention is to exit this license in 2007.

        We discovered the Ash Shaer and Cherrife gas fields in Syria in the 1980s. We have recognized no revenues in any period from activities in Syria and we impaired our entire investment in Syria in 1998. In July 2006, the new production sharing contract awarded by the Syrian government was signed into law. This contract gave us the right to assign all or part of our interest in these fields to a third party, subject to the consent of the Syrian government, and also resolved the previous disputes between us, the Syrian Petroleum Company and the Syrian government over our interest in these fields. In October 2006, the Syrian government approved the assignment of 90 percent of our interest in the Ash Shaer and Cherrife natural gas fields to a non-U.S. company. We closed the transaction on November 1, 2006, and received cash proceeds of $46 million. While we continue to hold a 10 percent outside-operated interest, we continue to comply with all U.S. sanctions related to Syria. We expect to sell the remaining 10 percent interest in 2007.

        The above discussion of the E&P segment includes forward-looking statements with respect to anticipated future exploratory and development drilling, the possibility of developing the Gudrun field offshore Norway and Blocks 31 and 32 offshore Angola, the timing of production from the Neptune development, the Piceance Basin, the Alvheim/Vilje development, the Volund field and the Corrib project. Some factors which could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and

7

economic considerations. Except for the Alvheim/Vilje and Volund developments, the foregoing forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals and permits. The possible developments on the Gudrun field and Blocks 31 and 32 could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Reserves

        At December 31, 2006, our net proved liquid hydrocarbon and natural gas reserves totaled 1.262 billion boe, of which approximately 40 percent were located in Organization for Economic Cooperation and Development ("OECD") countries. The following table sets forth estimated quantities of net proved oil and natural gas reserves at the end of each of the last three years.

Estimated Quantities of Net Proved Liquid Hydrocarbon and Natural Gas Reserves at December 31

	Developed			Developed and Undeveloped
	2006	2005	2004	2006	2005	2004

Liquid Hydrocarbons (Millions of barrels)
United States	150	165	171	172	189	191
Europe	35	39	41	108	98	107
Africa	381	368	147	397	373	223

Worldwide Continuing Operations	566	572	359	677	660	521
Discontinued Operations (a)	–	31	27	–	44	39

WORLDWIDE	566	603	386	677	704	560

Developed reserves as a percent of total net proved reserves	84%	86%	69%
Natural Gas (Billions of cubic feet)
United States	857	943	992	1,069	1,209	1,364
Europe	238	326	376	444	486	544
Africa	648	638	570	1,997	1,852	1,564

WORLDWIDE	1,743	1,907	1,938	3,510	3,547	3,472

Developed reserves as a percent of total net proved reserves	50%	54%	56%
Total BOE (Millions of barrels)
United States	293	322	336	350	390	418
Europe	75	93	104	182	179	198
Africa	489	475	242	730	682	484

Worldwide Continuing Operations	857	890	682	1,262	1,251	1,100
Discontinued Operations (a)	–	31	27	–	44	39

WORLDWIDE	857	921	709	1,262	1,295	1,139

Developed reserves as a percent of total net proved reserves	68%	71%	62%

(a)
Represents Marathon's Russian businesses, which were sold in 2006.

        Proved developed reserves represented 68 percent of total proved reserves as of December 31, 2006, as compared to 71 percent as of December 31, 2005. Of the 405 million boe of proved undeveloped reserves at year-end 2006, less than 10 percent of the volume is associated with projects that have been included in proved reserves for more than three years while 11 percent of the proved undeveloped reserves were added during 2006.

        During 2006, we added a total of 146 million boe of net proved reserves, principally in Libya and Equatorial Guinea. We disposed of 45 million boe, while producing 134 million boe. Of the total net proved reserve additions, 82 million boe were proved developed and 64 million boe were proved undeveloped reserves. During 2006, we transferred 18 million boe from proved undeveloped to proved developed reserves. Costs incurred for the periods ended December 31, 2006, 2005 and 2004 relating to the development of proved undeveloped oil and natural gas reserves, were $1.010 billion, $955 million and $708 million. As of December 31, 2006, estimated future development costs relating to the development of proved undeveloped oil and natural gas reserves for the years 2007 through 2009 are projected to be $466 million, $348 million and $231 million.

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        Our Libyan fields had the most significant positive changes, totaling 69 million boe. This included positive revisions due to access to additional data and our improved understanding of reservoir performance during the first year after our re-entry and additions for future development drilling. At the end of 2006, our proved reserves associated with Libya totaled 214 million boe, or 17 percent of our total proved reserves. Additionally, 21 million boe were added to our proved reserves for the Alba field in Equatorial Guinea, primarily as a result of expanded natural gas marketing and supply agreements.

        The above estimated quantities of net proved oil and natural gas reserves and estimated future development costs relating to the development of proved undeveloped oil and natural gas reserves are forward-looking statements and are based on a number of assumptions, including (among others) commodity prices, presently known physical data concerning size and character of the reservoirs, economic recoverability, technology developments, future drilling success, industry economic conditions, levels of cash flow from operations, production experience and other operating considerations. To the extent these assumptions prove inaccurate, actual recoveries and development costs could be different than current estimates.

        For a discussion of the proved reserve estimation process, see Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates – Estimated Net Recoverable Quantities of Oil and Natural Gas, and for additional details of the estimated quantities of proved reserves at the end of each of the last three years, see Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities – Estimated Quantities of Proved Oil and Natural Gas Reserves on pages F-46 through F-47. We filed reports with the U.S. Department of Energy ("DOE") for the years 2005 and 2004 disclosing the year-end estimated oil and natural gas reserves. We will file a similar report for 2006. The year-end estimates reported to the DOE are the same as the estimates reported in the Supplementary Information on Oil and Gas Producing Activities.

Delivery Commitments

        We have committed to deliver fixed and determinable quantities of natural gas to customers under a variety of contractual arrangements.

        In Alaska, we have two long-term sales contracts with local utility companies, which obligate us to supply 124 bcf of natural gas over the remaining lives of these contracts, which terminate in 2012 and 2018. In addition, we own a 30 percent interest in a Kenai, Alaska LNG plant and a proportionate share of the long-term LNG sales obligation to two Japanese utility companies. This obligation is estimated to total 43 bcf through the remaining life of the contract, which terminates in 2009. These commitments are structured with variable-pricing terms. Our production from various natural gas fields in the Cook Inlet supply the natural gas to service these contracts. Our proved reserves in the Cook Inlet are sufficient to meet these contractual obligations.

        In the U.K., we have two long-term sales contracts with utility companies, which obligate us to supply 125 bcf of natural gas through the remaining lives of these contracts, which terminate in 2009. Our Brae area proved reserves, acquired natural gas contracts and estimated production rates are sufficient to meet these contractual obligations. Pricing under these natural gas sales contracts is variable. See Note 18 to the consolidated financial statements for further discussion of these contracts.

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Oil and Natural Gas Net Sales

        The following tables set forth the daily average net sales of liquid hydrocarbons and natural gas for each of the last three years.

Net Liquid Hydrocarbon Sales(a)

(Thousands of barrels per day)	2006	2005	2004

United States(b)	76	76	81
Europe(c)	35	36	40
Africa(c)	112	52	32

Worldwide Continuing Operations	223	164	153
Discontinued Operations(d)	12	27	17

WORLDWIDE	235	191	170

Net Natural Gas Sales(e)

(Millions of cubic feet per day)	2006	2005	2004

United States(b)	532	578	631
Europe(f)	197	224	273
Africa	72	92	76

WORLDWIDE	801	894	980

(a)
Includes crude oil, condensate and natural gas liquids.
(b)
Represents net sales from leasehold ownership, after royalties and interests of others.
(c)
Represents equity tanker liftings and direct deliveries of liquid hydrocarbons. The amounts correspond with the basis for fiscal settlements with governments. Crude oil purchases, if any, from host governments are excluded.
(d)
Represents Marathon's Russian oil exploration and production businesses that were sold in June 2006.
(e)
Represents net sales after royalties, except for Ireland where amounts are before royalties.
(f)
Excludes volumes acquired from third parties for injection and subsequent resale of 46 mmcfd, 38 mmcfd and 19 mmcfd in 2006, 2005 and 2004.

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Productive and Drilling Wells

        The following tables set forth productive wells and service wells as of December 31, 2006, 2005 and 2004, and drilling wells as of December 31, 2006.

Gross and Net Wells

	Productive Wells(a)
					Service Wells(b)		Drilling Wells(c)
	Oil		Natural Gas
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

2006
United States	5,661	2,068	5,554	4,063	2,729	834	39	21
Europe	51	19	75	41	31	12	2	1
Africa	925	155	13	9	100	19	10	2
Other International	–	–	–	–	–	–	–	–

WORLDWIDE	6,637	2,242	5,642	4,113	2,860	865	51	24

2005
United States	5,724	2,029	5,254	3,696	2,723	827
Europe	51	19	68	37	29	10
Africa	926	155	13	8	97	18
Other International	156	156	–	–	50	50

WORLDWIDE	6,857	2,359	5,335	3,741	2,899	905

2004
United States	5,604	2,022	4,860	3,702	2,749	845
Europe	54	20	66	35	28	10
Africa	9	5	13	9	3	1
Other International	116	116	–	–	23	23

WORLDWIDE	5,783	2,163	4,939	3,746	2,803	879

(a)
Includes active wells and wells temporarily shut-in. Of the gross productive wells, wells with multiple completions operated by Marathon totaled 294, 278 and 273 in 2006, 2005 and 2004. Information on wells with multiple completions operated by others is unavailable to us.
(b)
Consists of injection, water supply and disposal wells.
(c)
Consists of exploratory and development wells.

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Drilling Activity

        The following table sets forth, by geographic area, the number of net productive and dry development and exploratory wells completed in each of the last three years.

Net Productive and Dry Wells Completed(a)

		2006	2005	2004

United States
Development(b)	- Oil	32	46	13
	- Natural Gas	186	288	167
	- Dry	5	4	–

	Total	223	338	180
Exploratory	- Oil	3	2	1
	- Natural Gas	8	17	8
	- Dry	3	2	6

	Total	14	21	15

	Total United States	237	359	195
International
Development(b)	- Oil	51	68	27
	- Natural Gas	1	2	3
	- Dry	–	1	1

	Total	52	71	31
Exploratory	- Oil	19	2	2
	- Natural Gas	–	–	–
	- Dry	6	4	7

	Total	25	6	9
	Total International	77	77	40

	WORLDWIDE	314	436	235

(a)
Includes the number of wells completed during the applicable year regardless of the year in which drilling was initiated. Excludes any wells where drilling operations were continuing or were temporarily suspended as of the end of the applicable year. A dry well is a well found to be incapable of producing hydrocarbons in sufficient quantities to justify completion. A productive well is an exploratory or development well that is not a dry well.
(b)
Indicates wells drilled in the proved area of an oil or natural gas reservoir.

Oil and Natural Gas Acreage

        The following table sets forth, by geographic area, the developed and undeveloped oil and natural gas acreage that we held as of December 31, 2006.

Gross and Net Acreage

	Developed		Undeveloped		Developed and Undeveloped
(Thousands of Acres)	Gross	Net	Gross	Net	Gross	Net

United States	1,183	733	2,813	1,366	3,996	2,099
Europe	467	367	972	401	1,439	768
Africa	12,977	2,150	2,901	745	15,878	2,895
Other International	–	–	2,577	1,684	2,577	1,684

WORLDWIDE	14,627	3,250	9,263	4,196	23,890	7,446

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Refining, Marketing and Transportation

        Our RM&T operations are primarily conducted by MPC and its subsidiaries, including its wholly-owned subsidiaries Speedway SuperAmerica LLC ("SSA") and Marathon Pipe Line LLC.

Refining

        We own and operate seven refineries with an aggregate refining capacity of 974 mbpd of crude oil. During 2006, our refineries processed 980 mbpd of crude oil and 234 mbpd of other charge and blend stocks for a crude oil capacity utilization rate of 101 percent. The table below sets forth the location and daily throughput capacity of each of our refineries as of December 31, 2006.

Crude Oil Refining Capacity (Thousand Barrels per Day)
Garyville, Louisiana	245
Catlettsburg, Kentucky	222
Robinson, Illinois	192
Detroit, Michigan	100
Canton, Ohio	73
Texas City, Texas	72
St. Paul Park, Minnesota	70

TOTAL	974

        Our refineries include crude oil atmospheric and vacuum distillation, fluid catalytic cracking, catalytic reforming, desulfurization and sulfur recovery units. The refineries can process a wide variety of crude oils and produce typical refinery products, including reformulated and low sulfur gasolines and ultra-low sulfur diesel fuel. We also produce asphalt cements, polymerized asphalt, asphalt emulsions and industrial asphalts. We manufacture petroleum pitch, primarily used in the graphite electrode, clay target and refractory industries. Additionally, we manufacture aromatics, aliphatic hydrocarbons, cumene, base lube oil, polymer grade propylene, maleic anhydride and slack wax.

        Our refineries are integrated via pipelines, terminals and barges to maximize operating efficiency. The transportation links that connect our refineries allow the movement of intermediate products to optimize operations and the production of higher margin products. For example, naphtha may be moved from Texas City to Robinson where excess reforming capacity is available. By shipping intermediate products between facilities during partial refinery shutdowns, we are able to utilize processing capacity that is not directly affected by the shutdown work.

        Planned maintenance activities requiring temporary shutdown of certain refinery operating units, or turnarounds, are periodically performed at each refinery. We completed a major turnaround at our Catlettsburg refinery in 2006.

        The following table sets forth our refinery production by product group for each of the last three years.

Refined Product Yields

(Thousands of Barrels per Day)	2006	2005	2004

Gasoline	661	644	608
Distillates	323	318	299
Propane	23	21	22
Feedstocks and Special Products	107	96	94
Heavy Fuel Oil	26	28	25
Asphalt	89	85	77

TOTAL	1,229	1,192	1,125

        We completed all of our ultra-low sulfur diesel fuel modifications required by the U.S. Environmental Protection Agency prior to its June 1, 2006 deadline. These modifications were completed on time and under budget.

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        In 2006, our Board of Directors approved a projected $3.2 billion expansion of our Garyville, Louisiana refinery by 180 mbpd to 425 mbpd, which will increase our total refining capacity to 1.154 million barrels per day ("mmbpd"). We recently received air permit approval from the Louisiana Department of Environmental Quality for this project and construction is expected to begin in mid-2007, with startup planned for the fourth quarter of 2009.

        We have also commenced front-end engineering and design ("FEED") for a potential heavy oil upgrading project at our Detroit refinery, which would allow us to process increased volumes of Canadian oil sands production, and are undertaking a feasibility study for a similar upgrading project at our Catlettsburg refinery.

Marketing

        We are a supplier of gasoline and distillates to resellers and consumers within our market area in the Midwest, the upper Great Plains and southeastern United States. In 2006, our refined product sales volumes (excluding matching buy/sell transactions) totaled 21.5 billion gallons, or 1.401 mmbpd. The average sales price of our refined products in aggregate was $77.76 per barrel for 2006. The following table sets forth our refined product sales by product group and our average sales price for each of the last three years.

Refined Product Sales

(Thousands of Barrels per Day)	2006	2005	2004

Gasoline	804	836	807
Distillates	375	385	373
Propane	23	22	22
Feedstocks and Special Products	106	96	92
Heavy Fuel Oil	26	29	27
Asphalt	91	87	79

TOTAL(a)	1,425	1,455	1,400

Average sales price ($ per barrel)	$77.76	$66.42	$49.53

(a)
Includes matching buy/sell volumes of 24 mbpd, 77 mbpd and 71 mbpd in 2006, 2005 and 2004. On April 1, 2006, we changed our accounting for matching buy/sell arrangements as a result of a new accounting standard. This change resulted in lower refined product sales volumes for the remainder of 2006 than would have been reported under the previous accounting practices. See Note 2 to the consolidated financial statements.

        The wholesale distribution of petroleum products to private brand marketers and to large commercial and industrial consumers and sales in the spot market accounted for 71 percent of our refined product sales volumes in 2006. We sold 52 percent of our gasoline volumes and 89 percent of our distillates volumes on a wholesale or spot market basis. Half of our propane is sold into the home heating market, with the balance being purchased by industrial consumers. Propylene, cumene, aromatics, aliphatics, and sulfur are domestically marketed to customers in the chemical industry. Base lube oils, maleic anhydride, slack wax, extract and pitch are sold throughout the United States and Canada, with pitch products also being exported worldwide. We market asphalt through owned and leased terminals throughout the Midwest, the upper Great Plains and southeastern United States. Our customer base includes approximately 800 asphalt-paving contractors, government entities (states, counties, cities and townships) and asphalt roofing shingle manufacturers.

        We blended 35 mbpd of ethanol into gasoline in 2006. In 2005 and 2004, we blended 35 mbpd and 30 mbpd of ethanol. The expansion or contraction of our ethanol blending program will be driven by the economics of the ethanol supply and changes in government regulations. We sell reformulated gasoline in parts of our marketing territory, primarily Chicago, Illinois; Louisville, Kentucky; northern Kentucky; and Milwaukee, Wisconsin, and we sell low-vapor-pressure gasoline in nine states.

        As of December 31, 2006, we supplied petroleum products to about 4,200 Marathon branded retail outlets located primarily in Ohio, Michigan, Indiana, Kentucky and Illinois. Branded retail outlets are also located in Florida, Georgia, Minnesota, Wisconsin, West Virginia, Tennessee, Virginia, North Carolina, Pennsylvania, Alabama and South Carolina. Sales to Marathon brand jobbers and dealers accounted for 14 percent of our refined product sales volumes in 2006.

        SSA sells gasoline and diesel fuel through company-operated retail outlets. Sales of refined products through these SSA retail outlets accounted for 15 percent of our refined product sales volumes in 2006. As of December 31, 2006, SSA had 1,636 retail outlets in nine states that sold petroleum products and convenience store merchandise and services, primarily under the brand names "Speedway" and "SuperAmerica." SSA's revenues from the sale of non-petroleum merchandise totaled $2.7 billion in 2006, compared with $2.5 billion in 2005. Profit levels from the sale

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of such merchandise and services tend to be less volatile than profit levels from the retail sale of gasoline and diesel fuel. SSA also operates 60 Valvoline Instant Oil Change retail outlets located in Michigan and northwest Ohio.

        Pilot Travel Centers LLC ("PTC"), our joint venture with Pilot Corporation ("Pilot"), is the largest operator of travel centers in the United States with 269 locations in 37 states and Canada at December 31, 2006. In 2006, PTC expanded internationally with the opening of a site in Ontario, Canada. The travel centers offer diesel fuel, gasoline and a variety of other services, including on-premises brand-name restaurants at many locations. Pilot and Marathon each own a 50 percent interest in PTC.

        Our retail marketing strategy is focused on SSA's Midwest operations, additional growth of the Marathon brand and continued growth for PTC.

Supply and Transportation

        We obtain most of the crude oil we refine from negotiated contracts and purchases or exchanges on the spot market. In 2006, U.S. sourced crude oil averaged 470 mbpd, or 48 percent of the crude oil processed at our refineries, including a net 14 mbpd from our production operations. In 2006, Canada was the source for 13 percent, or 130 mbpd of crude oil processed and other foreign sources supplied 39 percent, or 380 mbpd, of the crude oil processed by our refineries, including 198 mbpd from the Middle East. This crude oil was acquired from various foreign national oil companies, producing companies and trading companies. The following table provides information on the sources of crude for each of the last three years.

Sources of Crude Oil Refined

(Thousands of Barrels per Day)	2006	2005	2004

United States	470	447	416
Canada	130	111	130
Middle East and Africa	266	301	276
Other International	114	114	117

TOTAL	980	973	939
Average cost of crude oil throughput ($ per barrel)	$61.15	$51.85	$39.16

        We operate a system of pipelines, terminals and barges to provide crude oil to our refineries and refined products to our marketing areas. At December 31, 2006, we owned, leased, operated or held equity method investments in 68 miles of crude oil gathering lines, 3,718 miles of crude oil trunk lines and 3,855 miles of refined product trunk lines.

        Excluding equity method investees, our owned or operated common carrier pipelines transported the volumes shown in the following table for each of the last three years.

Pipeline Barrels Handled

(In millions)	2006	2005	2004

Crude oil gathering lines	6	7	7
Crude oil trunk lines	542	591	569
Refined products trunk lines	402	445	407

TOTAL	950	1,043	983

        At December 31, 2006 we had interests in the following pipelines:

  •
  100 percent ownership of Ohio River Pipe Line LLC, which owns a refined products pipeline extending from Kenova, West Virginia to Columbus, Ohio, known as Cardinal Products Pipeline;

  •
  60 percent interest in Muskegon Pipeline LLC, which owns a refined products pipeline extending from Griffith, Indiana to North Muskegon, Michigan;

  •
  51 percent interest in LOOP LLC ("LOOP"), the owner and operator of the only U.S. deepwater oil port, located 18 miles off the coast of Louisiana, and a crude oil pipeline connecting the port facility to storage caverns and tanks at Clovelly, Louisiana;

  •
  59 percent interest in LOCAP LLC, which owns a crude oil pipeline connecting LOOP and the Capline system;

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  •
  50 percent interest in Centennial Pipeline LLC, which owns a refined products system connecting Gulf Coast refineries with the Midwest market;

  •
  37 percent interest in the Capline system, a large diameter crude oil pipeline extending from St. James, Louisiana to Patoka, Illinois;

  •
  17 percent interest in Explorer Pipeline Company, a refined products pipeline system extending from the Gulf of Mexico to the Midwest;

  •
  17 percent interest in Minnesota Pipe Line Company, LLC, which owns a crude oil pipeline extending from Clearbrook, Minnesota to Cottage Grove, Minnesota, which is in the vicinity of our St. Paul Park, Minnesota refinery; and

  •
  6 percent interest in Wolverine Pipe Line Company, a refined products pipeline system extending from Chicago, Illinois to Toledo, Ohio.

        Our 87 owned and operated light product and asphalt terminals are strategically located throughout the Midwest, upper Great Plains and Southeast. These facilities are supplied by a combination of pipelines, barges, rail cars and trucks. Our marine transportation operations include towboats (15 owned) and barges (180 owned, 4 leased) that transport refined products on the Ohio, Mississippi and Illinois rivers, their tributaries and the Intercoastal Waterway. We lease and own over 2,000 rail cars of various sizes and capacities for movement and storage of petroleum products and over 100 tractors and tank trailers.

Ethanol Production

        In 2006, we signed a definitive agreement forming a 50/50 joint venture that will construct and operate one or more ethanol production plants. Our partner in the joint venture will provide the day-to-day management of the plants, as well as grain procurement, distillers dried grain marketing and ethanol management services. This venture will enable us to maintain the reliability of a portion of our future ethanol supplies. Together with our partner, we selected the venture's initial plant site, Greenville, Ohio, and construction has commenced on a 110 million gallon per year ethanol facility. The facility is expected to be operational as soon as the first quarter of 2008.

        The above discussion of the RM&T segment includes forward-looking statements concerning the planned expansion of the Garyville refinery, potential heavy oil refining upgrading projects and a joint venture that would construct and operate ethanol plants. Some factors that could affect the Garyville expansion project and the ethanol plant construction, management and development include necessary government and third party approvals, transportation logistics, availability of materials and labor, unforeseen hazards such as weather conditions and other risks customarily associated with construction projects. The Garyville project may be further affected by crude oil supply. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could affect the heavy oil refining upgrading projects include unforeseen difficulty in negotiation of definitive agreements, results of front-end engineering and design work, approval of our Board of Directors, inability or delay in obtaining necessary government and third-party approvals, continued favorable investment climate, and other geological, operating and economic considerations.

Other

        The Energy Policy Act of 2005 established a Renewable Fuel Standard ("RFS") providing that all gasoline sold in the United States contain a minimum of 4.0 billion gallons of renewable fuel in 2006. The RFS increases gradually each year until 2012, when the RFS will be 7.5 billion gallons of renewable fuel. The U.S. Environmental Protection Agency ("EPA") has published a proposed rule to implement the RFS, and we anticipate that a final rule will be published in mid-2007. Federal legislation may be proposed in 2007 which may require even greater quantities of renewable fuels. Marathon intends to comply with all regulations that are adopted.

Integrated Gas

        Our integrated gas operations include natural gas liquefaction and regasification operations, methanol operations, and certain other gas processing facilities. Also included in the financial results of the Integrated Gas segment are the costs associated with ongoing development of certain projects to link stranded natural gas resources with key demand areas.

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Alaska LNG

        We own a 30 percent interest in a Kenai, Alaska, natural gas liquefaction plant and two 87,500 cubic meter tankers used to transport LNG to customers in Japan. Feedstock for the plant is supplied from a portion of our natural gas production in the Cook Inlet. From the first production in 1969, the LNG has been sold under a long-term contract with two of Japan's largest utility companies. This contract continues through March 2009, with 2006 LNG deliveries totaling 61 gross bcf (19 net bcf). In January 2007, along with our partner, we filed a request with the U.S. Department of Energy to extend the export license for this natural gas liquefaction plant through March 2011.

Equatorial Guinea LNG

        In 2004, we and our partner, Compania Nacional de Petroleos de Guinea Ecuatorial (the National Oil Company of Equatorial Guinea or "GEPetrol"), through Equatorial Guinea LNG Holdings Limited ("EGHoldings"), began construction of a 3.7 million metric ton per annum ("mmtpa") LNG production facility on Bioko Island. We expect to begin delivering 3.4 mmtpa, or 460 mmcfd, during the second quarter of 2007 under a 17-year sales and purchase agreement. The purchaser under this agreement will take delivery of the LNG facility's production on an FOB Bioko Island basis with pricing linked principally to the Henry Hub index, regardless of destination. This project will allow us to monetize our natural gas reserves from the Alba field, as natural gas for the production facility will be purchased from the Alba field participants under a long-term natural gas supply agreement. We are currently seeking additional natural gas supplies to allow full utilization of this LNG facility, which is designed to have a higher capacity and a longer life than the current 17-year sales and purchase agreement.

        In July 2005, Marathon and GEPetrol entered into agreements under which Mitsui & Co., Ltd. ("Mitsui") and a subsidiary of Marubeni Corporation ("Marubeni") acquired 8.5 percent and 6.5 percent interests in EGHoldings. In November 2006, GEPetrol transferred its 25 percent interest to Sociedad Nacional de Gas de Guinea Ecuatorial ("SONAGAS"), which is also controlled by the government of Equatorial Guinea. Following these transaction, we hold a 60 percent interest in EGHoldings, with SONAGAS holding a 25 percent interest and Mitsui and Marubeni holding the remaining interests.

        In 2006, with our project partners, we awarded a FEED contract for initial work related to a potential second LNG production facility on Bioko Island, Equatorial Guinea. The FEED work is expected to be completed during 2007. The scope of the FEED work for the potential 4.4 mmtpa LNG project includes feed gas metering, liquefaction, refrigeration, ethylene storage, boil off gas compression, product transfer to storage and LNG product metering. A final investment decision is expected in early 2008.

Elba Island LNG

        In April 2004, we began delivering LNG cargoes at the Elba Island, Georgia LNG regasification terminal pursuant to an LNG sales and purchase agreement. Under the terms of the agreement, we have the right to deliver and sell up to 58 bcf of natural gas (as LNG) per year, through March 31, 2021 with a possible extension to November 30, 2023.

        In September 2004, we signed an agreement under which we will be supplied with 58 bcf of natural gas per year, as LNG, for a minimum period of five years. The agreement allows for delivery of LNG at the Elba Island LNG regasification terminal with pricing linked to the Henry Hub index. This supply agreement enables us to fully utilize our rights at Elba Island during the period of this agreement, while affording us the flexibility to commercialize other stranded natural gas resources beyond the term of this contract. The agreement commenced in 2005.

Methanol

        We own a 45 percent interest in AMPCO, which owns a methanol plant located in Malabo, Equatorial Guinea. Feedstock for the plant is supplied from our natural gas production in the Alba field. Methanol sales totaled 733,680 gross metric tons (330,156 net metric tons) in 2006. Production from the plant is used to supply customers in Europe and the United States.

Gas Technology

        We invest in natural gas technology research, including gas-to-liquids ("GTL") technology which offers the ability to convert natural gas into premium fuels. In addition to GTL, we continue to evaluate application of gas technologies accessible through licenses, including methanol-to-power and compressed natural gas. We also continue to develop a

17

proprietary gas-to-fuels ("GTF") technology, which can be configured to convert natural gas resources into premium fuels.

        The above discussion of the integrated gas segment contains forward looking statements with respect to the timing and levels of production associated with the LNG production facility and the possible expansion thereof. Factors that could affect the LNG production facility include unforeseen problems arising from commissioning of the facilities, unforeseen hazards such as weather conditions and other operating considerations such as shipping the LNG. In addition to these factors, other factors that could potentially affect the possible expansion of the current LNG production facility and the development of additional LNG capacity through additional projects include partner approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Competition and Market Conditions

        Strong competition exists in all sectors of the oil and gas industry and, in particular, in the exploration and development of new reserves. We compete with major integrated and independent oil and gas companies, as well as national oil companies, for the acquisition of oil and natural gas leases and other properties. We compete with these companies for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. Many of our competitors have financial and other resources greater than those available to us. Acquiring the more attractive exploration opportunities frequently requires competitive bids involving front-end bonus payments or commitments-to-work programs. We also compete in attracting and retaining personnel, including geologists, geophysicists and other specialists. Based on industry sources, we currently rank ninth among U.S.-based petroleum companies on the basis of 2005 worldwide liquid hydrocarbon and natural gas production.

        We must also compete with a large number of other companies to acquire crude oil for refinery processing and in the distribution and marketing of a full array of petroleum products. We rank fifth among U.S. petroleum companies on the basis of U.S. crude oil refining capacity as of December 31, 2006. We compete in four distinct markets – wholesale, spot, branded and retail distribution – for the sale of refined products. We believe we compete with about 40 companies in the wholesale distribution of petroleum products to private brand marketers and large commercial and industrial consumers; about 70 companies in the sale of petroleum products in the spot market; nine refiner/marketers in the supply of branded petroleum products to dealers and jobbers; and approximately 260 petroleum product retailers in the retail sale of petroleum products. We compete in the convenience store industry through SSA's retail outlets. The retail outlets offer consumers gasoline, diesel fuel (at selected locations) and a broad mix of other merchandise and services. Some locations also have on-premises brand-name restaurants such as Subway™. We also compete in the travel center industry through our 50 percent ownership in PTC.

        Our operating results are affected by price changes in crude oil, natural gas and petroleum products, as well as changes in competitive conditions in the markets we serve. Generally, results from production operations benefit from higher crude oil and natural gas prices while the refining and wholesale marketing gross margin may be adversely affected by crude oil price increases. Price differentials between sweet and sour crude oil also affect operating results. Market conditions in the oil and gas industry are cyclical and subject to global economic and political events and new and changing governmental regulations.

The Separation

        On December 31, 2001, pursuant to an Agreement and Plan of Reorganization dated as of July 31, 2001, Marathon completed the Separation, in which:

  •
  its wholly-owned subsidiary United States Steel LLC converted into a Delaware corporation named United States Steel Corporation and became a separate, publicly traded company; and

  •
  USX Corporation changed its name to Marathon Oil Corporation.

        As a result of the Separation, Marathon and United States Steel are separate companies and neither has any ownership interest in the other.

        In connection with the Separation and pursuant to the Plan of Reorganization, Marathon and United States Steel have entered into a series of agreements governing their relationship after the Separation and providing for the allocation of tax and certain other liabilities and obligations arising from periods before the Separation. The following is a description of the material terms of two of those agreements.

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Financial Matters Agreement

        Under the financial matters agreement, United States Steel has assumed and agreed to discharge all of Marathon's principal repayment, interest payment and other obligations under the following, including any amounts due on any default or acceleration of any of those obligations, other than any default caused by Marathon:

  •
  obligations under industrial revenue bonds related to environmental projects for current and former U.S. Steel Group facilities, with maturities ranging from 2009 through 2033;

  •
  sale-leaseback financing obligations under a lease for equipment at United States Steel's Fairfield Works facility, with the lease term extending to 2012, subject to extensions;

  •
  obligations relating to various lease arrangements accounted for as operating leases and various guarantee arrangements, all of which were assumed by United States Steel; and

  •
  certain other guarantees.

        The financial matters agreement also provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds. United States Steel may accomplish that discharge by refinancing or, to the extent not refinanced, paying Marathon an amount equal to the remaining principal amount of all accrued and unpaid debt service outstanding on, and any premium required to immediately retire, the then outstanding industrial revenue bonds.

        Under the financial matters agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests. However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed lease obligations without the prior consent of Marathon other than extensions set forth in the terms of the assumed leases, other than extensions set forth in the terms of any of the assumed leases.

        The financial matters agreement also requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under a guarantee Marathon provided with respect to all of United States Steel's obligations under a partnership agreement between United States Steel, as general partner, and General Electric Credit Corporation of Delaware and Southern Energy Clairton, LLC, as limited partners. United States Steel may dissolve the partnership under certain circumstances, including if it is required to fund accumulated cash shortfalls of the partnership in excess of $150 million. In addition to the normal commitments of a general partner, United States Steel has indemnified the limited partners for certain income tax exposures.

        The financial matters agreement requires Marathon to use commercially reasonable efforts to assure compliance with all covenants and other obligations to avoid the occurrence of a default or the acceleration of the payments on the assumed obligations. The agreement also obligates Marathon to use commercially reasonable efforts to obtain and maintain letters of credit and other liquidity arrangements required under the assumed obligations.

        United States Steel's obligations to Marathon under the financial matters agreement are general unsecured obligations that rank equal to United States Steel's accounts payable and other general unsecured obligations. The financial matters agreement does not contain any financial covenants and United States Steel is free to incur additional debt, grant mortgages on or security interests in its property and sell or transfer assets without our consent.

Tax Sharing Agreement

        Marathon and United States Steel have a tax sharing agreement that applies to each of their consolidated tax reporting groups. During 2006, the Internal Revenue Service completed its review of all federal income tax returns filed by USX Corporation for taxable periods ending on or prior to the date of the Separation. Marathon and United States Steel have settled all matters related to federal income taxes under this agreement. Remaining matters related to state and local income taxes are not expected to have any significant effect on Marathon.

Obligations Associated with the Separation as of December 31, 2006

        See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Obligations Associated with the Separation of United States Steel" for a discussion of our obligations associated with the Separation.

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Environmental Matters

        The Corporate Governance and Nominating Committee of our Board of Directors is responsible for overseeing our position on public issues identified by management, including environmental matters. Our Corporate Responsibility organization has the responsibility to ensure that our operating organizations maintain environmental compliance systems that are in accordance with applicable laws and regulations. Committees comprised of certain of our officers review our overall performance with various environmental compliance programs. We also have a Crisis Management Team, composed primarily of senior management, which oversees the response to any major emergency, environmental or other incident involving Marathon or any of our properties.

        Legislation and regulations pertaining to climate change and greenhouse gas emissions have the potential to impact us. The Kyoto Protocol, effective in 2005, has been ratified by countries in which we have or in the future may have operations. Other climate change legislation and regulations both in the United States and abroad are in various stages of development. Although there may be financial impact (including compliance costs) associated with any legislation or regulation, the extent and magnitude of impact cannot be reliably or accurately estimated due to the present uncertainty of these measures. As part of our commitment to environmental stewardship, we estimate and publicly report greenhouse gas emissions from our operations. We are working to continuously improve the accuracy and completeness of these estimates. In addition, we continuously strive to improve operational and energy efficiencies through resource and energy conservation where practicable and cost effective.

        Our businesses are subject to numerous laws and regulations relating to the protection of the environment. These environmental laws and regulations include the Clean Air Act ("CAA") with respect to air emissions, the Clean Water Act ("CWA") with respect to water discharges, the Resource Conservation and Recovery Act ("RCRA") with respect to solid and hazardous waste treatment, storage and disposal, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") with respect to releases and remediation of hazardous substances and the Oil Pollution Act of 1990 ("OPA-90") with respect to oil pollution and response. In addition, many states where we operate have similar laws dealing with the same matters. New laws are being enacted and regulations are being adopted by various regulatory agencies on a continuing basis, and the costs of compliance with these new rules can only be broadly appraised until their implementation becomes more accurately defined. In some cases, they can impose liability for the entire cost of cleanup on any responsible party without regard to negligence or fault and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable because certain implementing regulations for some environmental laws have not yet been finalized or, in some instances, are undergoing revision. These environmental laws and regulations, particularly the 1990 Amendments to the CAA and its implementing regulations, new water quality standards and stricter fuel regulations, could result in increased capital, operating and compliance costs.

        For a discussion of environmental capital expenditures and costs of compliance for air, water, solid waste and remediation, see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies" and "Legal Proceedings."

Air

        Of particular significance to our refining operations were U.S. EPA regulations that required reduced sulfur levels starting in 2004 for gasoline and 2006 for diesel fuel. We achieved compliance with these regulations and began production of ultra-low sulfur diesel fuel for on-road use prior to the June 1, 2006 deadline. The cost of achieving compliance with these regulations was approximately $850 million. Marathon will also be spending approximately $250 million from 2006 through 2010 to produce ultra-low sulfur diesel fuel for off-road use. Further, Marathon estimates that it will spend approximately $400 million over a four-year period beginning in 2008 to comply with Mobile Source Air Toxics II regulations relating to benzene. This is a preliminary estimate as the Mobile Source Air Toxics II regulations should be finalized in the first half of 2007.

        The EPA has finalized new and revised National Ambient Air Quality Standards ("NAAQS") for fine particulate emissions and ozone. In connection with these new standards, the EPA will designate certain areas as "nonattainment," meaning that the air quality in such areas does not meet the NAAQS. To address these nonattainment areas, in January 2004, the EPA proposed a rule called the Interstate Air Quality Rule ("IAQR") that would require significant reductions of SO2 and NOx emissions in numerous states. The final rule was promulgated on May 12, 2005, and the rule was renamed the Clean Air Interstate Rule ("CAIR"). While the EPA expects that states will meet their CAIR obligations by requiring emissions reductions from Electric Generating Units ("EGUs"), states will have the final say on what sources they regulate to meet attainment criteria. Our refinery operations are located in affected states and some states may choose to propose more stringent fuels requirements to meet the CAIR

20

requirements; however we cannot reasonably estimate the final financial impact of the state actions to implement the CAIR until the states have taken further action.

Water

        We maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System program of the CWA and have implemented systems to oversee our compliance efforts. In addition, we are regulated under OPA-90, which amended the CWA. Among other requirements, OPA-90 requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of such releases OPA-90 requires responsible companies to pay resulting removal costs and damages, provides for civil penalties and imposes criminal sanctions for violations of its provisions.

        Additionally, OPA-90 requires that new tank vessels entering or operating in U.S. waters be double hulled and that existing tank vessels that are not double-hulled be retrofitted or removed from U.S. service, according to a phase-out schedule. All of the barges used for river transport of our raw materials and refined products meet the double-hulled requirements of OPA-90. We operate facilities at which spills of oil and hazardous substances could occur. Several coastal states in which we operate have passed state laws similar to OPA-90, but with expanded liability provisions, including provisions for cargo owner responsibility as well as ship owner and operator responsibility. We have implemented emergency oil response plans for all of our components and facilities covered by OPA-90.

Solid Waste

        We continue to seek methods to minimize the generation of hazardous wastes in our operations. RCRA establishes standards for the management of solid and hazardous wastes. Besides affecting waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of underground storage tanks ("USTs") containing regulated substances. We have ongoing RCRA treatment and disposal operations at one of our RM&T facilities and primarily utilize offsite third-party treatment and disposal facilities. Ongoing RCRA-related costs are not expected to be material.

Remediation

        We own or operate certain retail outlets where, during the normal course of operations, releases of petroleum products from USTs have occurred. Federal and state laws require that contamination caused by such releases at these sites be assessed and remediated to meet applicable standards. The enforcement of the UST regulations under RCRA has been delegated to the states, which administer their own UST programs. Our obligation to remediate such contamination varies, depending on the extent of the releases and the stringency of the laws and regulations of the states in which we operate. A portion of these remediation costs may be recoverable from the appropriate state UST reimbursement funds once the applicable deductibles have been satisfied. We also have other facilities which are subject to remediation under federal or state law. See Legal Proceedings – Environmental Proceedings – Other Proceedings for a discussion of these sites.

Employees

        We had 28,195 active employees as of December 31, 2006. Of that number, 19,132 were employees of SSA, most of whom were employed at our retail marketing outlets.

        Certain hourly employees at our Catlettsburg and Canton refineries are represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers Union under labor agreements that expire on January 31, 2009. The same union represents certain hourly employees at our Texas City refinery under a labor agreement that expires on March 31, 2009. The International Brotherhood of Teamsters represents certain hourly employees under labor agreements that are scheduled to expire on May 31, 2009 at our St. Paul Park refinery and January 31, 2010 at our Detroit refinery.

Available Information

        General information about Marathon, including the Corporate Governance Principles and Charters for the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee and Committee on Financial Policy, can be found at www.marathon.com. In addition, our Code of Business Conduct and Code of Ethics for Senior Financial Officers are available on the website at www.marathon.com/Our Values/Corporate Governance/. Marathon's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through the website as soon as reasonably practicable after the reports are filed or furnished with the SEC. These documents are also available in hard copy, free of charge, by contacting our Investor Relations office. Information contained on our website is not incorporated into this Annual Report on Form 10-K or other securities filings.

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Item 1A. Risk Factors

        Marathon is subject to various risks and uncertainties in the course of its business. The following summarizes some, but not all, of the risks and uncertainties that may adversely affect our business, financial condition or results of operations.

A substantial or extended decline in oil or natural gas prices, as well as refined product gross margins, would reduce our operating results and cash flows and could adversely impact our future rate of growth and the carrying value of our assets.

        Prices for oil and natural gas and refined product gross margins fluctuate widely. Our revenues, operating results and future rate of growth are highly dependent on the prices we receive for our oil, natural gas and refined products. Historically, the markets for oil, natural gas and refined products have been volatile and may continue to be volatile in the future. Many of the factors influencing prices of oil, natural gas and refined products are beyond our control. These factors include:

  •
  worldwide and domestic supplies of and demand for oil, natural gas and refined products;

  •
  the cost of exploring for, developing and producing oil, natural gas and refined products;

  •
  the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain production controls;

  •
  political instability or armed conflict in oil-producing regions;

  •
  changes in weather patterns and climatic changes;

  •
  natural disasters such as hurricanes and tornados;

  •
  the price and availability of alternative and competing fuels;

  •
  domestic and foreign governmental regulations and taxes; and

  •
  general economic conditions worldwide.

        The long-term effects of these and other factors on the prices of oil and natural gas, as well as on refined product gross margins, are uncertain.

        Lower oil and natural gas prices, as well as lower refined product gross margins, may reduce the amount of these commodities that we produce, which may reduce our revenues, operating income and cash flows. Significant reductions in oil and natural gas prices or refined product gross margins could require us to reduce our capital expenditures and impair the carrying value of our assets.

Estimates of oil and natural gas reserves depend on many factors and assumptions, including various assumptions that are based on conditions in existence as of the dates of the estimates. Any material changes in those conditions or other factors affecting those assumptions could impair the quantity and value of our oil and natural gas reserves.

        The proved oil and natural gas reserves information related to Marathon included in this report has been derived from engineering estimates. Those estimates were prepared by our in-house teams of reservoir engineers and geoscience professionals and reviewed, on a selected basis, by our Corporate Reserves Group and/or third-party consultants we have retained. The estimates were calculated using oil and natural gas prices in effect as of December 31, 2006, as well as other conditions in existence as of that date. Any significant future price changes will have a material effect on the quantity and present value of our proved reserves. Future reserve revisions could also result from changes in, among other things, governmental regulation and severance and other production taxes.

        Reserve estimation is a subjective process that involves estimating volumes to be recovered from underground accumulations of oil and natural gas that cannot be directly measured. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including:

  •
  location, size and shape of the accumulation as well as fluid, rock and producing characteristics of the accumulation;

  •
  historical production from the area, compared with production from other comparable producing areas;

  •
  the assumed effects of regulation by governmental agencies;

  •
  assumptions concerning future oil and natural gas prices; and

22

  •
  assumptions concerning future operating costs, severance and excise taxes, development costs and workover and repair costs.

        As a result, different petroleum engineers, each using industry-accepted geologic and engineering practices and scientific methods, may produce different estimates of reserves and future net cash flows based on the same available data. Because of the subjective nature of oil and natural gas reserve estimates, each of the following items may differ materially from the amounts or other factors estimated:

  •
  the amount and timing of oil and natural gas production;

  •
  the revenues and costs associated with that production; and

  •
  the amount and timing of future development expenditures.

        The discounted future net revenues from our proved reserves reflected in this report should not be considered as the market value of the reserves attributable to our properties. As required by SEC Rule 4-10 of Regulation S-X, the estimated discounted future net revenues from our proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower.

        In addition, the 10 percent discount factor required by the applicable rules of the SEC to be used to calculate discounted future net revenues for reporting purposes is not necessarily the most appropriate discount factor based on our cost of capital and the risks associated with our business and the oil and natural gas industry in general.

If we are unsuccessful in acquiring or finding additional reserves, our future oil and natural gas production would decline, thereby reducing our cash flows and results of operations and impairing our financial condition.

        The rate of production from oil and natural gas properties generally declines as reserves are depleted. Except to the extent we acquire interests in additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, optimize production performance, identify additional reservoirs not currently producing or secondary recovery reserves, our proved reserves will decline materially as oil and natural gas is produced. Accordingly, to the extent we are not successful in replacing the oil and natural gas we produce, our future revenues will decline. Creating and maintaining an inventory of prospects for future production depends on many factors, including:

  •
  obtaining rights to explore for, develop and produce oil and natural gas in promising areas;

  •
  drilling success;

  •
  the ability to complete long lead-time, capital-intensive projects timely and on budget; and

  •
  the ability to find or acquire additional proved reserves at acceptable costs.

Increases in crude oil prices and environmental regulations may reduce our refined product gross margins.

        The profitability of our refining, marketing and transportation operations depends largely on the margin between the cost of crude oil and other feedstocks that we refine and the selling prices we obtain for refined products. We are a net purchaser of crude oil. A significant portion of our crude oil is purchased from various foreign national oil companies, producing companies and trading companies, including suppliers from the Middle East. These purchases are subject to political, geographic and economic risks attendant to doing business with suppliers located in that area of the world. Our overall RM&T profitability could be adversely affected by the availability of supply and rising crude oil and other feedstock prices which we do not recover in the marketplace. Refined product gross margins historically have been volatile and vary with the level of economic activity in the various marketing areas, the regulatory climate, logistical capabilities and the available supply of refined products.

        In addition, environmental regulations, particularly the 1990 amendments to the Clean Air Act, have imposed, and are expected to continue to impose, increasingly stringent and costly requirements on our refining, marketing and transportation operations, which may reduce our refined product gross margins.

If we do not compete successfully with our competitors, our future operating performance and profitability could materially decline.

        We compete with major integrated and independent oil and gas companies, as well as national oil companies, for the acquisition of oil and natural gas leases and other properties. We compete with these companies for the equipment and labor required to develop and operate those properties and in the marketing of oil and natural gas to end-users. In addition, in implementing our integrated gas strategy, we compete with major integrated energy companies in

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bidding for and developing liquefied natural gas projects, which are very capital intensive. Many of our competitors have financial and other resources greater than those available to us. As a consequence, we may be at a competitive disadvantage in acquiring additional properties and bidding for and developing additional projects, such as LNG production facilities. Many of our larger competitors in the LNG market can complete more projects than we have the capacity to complete, which could lead those competitors to realize economies of scale that we are unable to realize. In addition, many of our larger competitors may be better able to respond to factors that affect the demand for oil and natural gas, such as changes in worldwide prices and levels of production, the cost and availability of alternative fuels and the application of government regulations.

We will continue to incur substantial capital expenditures and operating costs as a result of compliance with, and changes in environmental laws and regulations, and, as a result, our profitability could be materially reduced.

        Our businesses are subject to numerous laws and regulations relating to the protection of the environment. We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of these laws and regulations. To the extent these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. The specific impact of these laws and regulations on us and our competitors may vary depending on a number of factors, including the age and location of operating facilities, marketing areas and production processes. We may also be required to make material expenditures to modify operations, install pollution control equipment, perform site cleanups or curtail operations. We may become subject to liabilities that we currently do not anticipate in connection with new, amended or more stringent requirements, stricter interpretations of existing requirements or the future discovery of contamination. In addition, any failure by us to comply with existing or future laws could result in civil or criminal fines and other enforcement actions against us.

        Our operations and those of our predecessors could expose us to civil claims by third parties for alleged liability resulting from contamination of the environment or personal injuries caused by releases of hazardous substances.

        Environmental laws are subject to frequent change and many of them have become more stringent. In some cases, they can impose liability for the entire cost of cleanup on any responsible party, without regard to negligence or fault, and impose liability on us for the conduct of others or conditions others have caused, or for our acts that complied with all applicable requirements when we performed them.

Worldwide political and economic developments could damage our operations and materially reduce our profitability and cash flows.

        Local political and economic factors in international markets could have a material adverse effect on us. Approximately 56 percent of our oil and natural gas production in 2006 was derived from production outside the United States and approximately 72 percent of our proved reserves as of December 31, 2006, were located outside the United States.

        There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas or refined product pricing and taxation, other political, economic or diplomatic developments and international monetary fluctuations. These risks include:

  •
  political and economic instability, war, acts of terrorism and civil disturbances;

  •
  the possibility that a foreign government may seize our property with or without compensation, may attempt to renegotiate or revoke existing contractual arrangements or may impose additional taxes or royalty burdens; and

  •
  fluctuating currency values, hard currency shortages and currency controls.

        Continued hostilities in the Middle East and the occurrence or threat of future terrorist attacks could adversely affect the economies of the United States and other developed countries. A lower level of economic activity could result in a decline in energy consumption, which could cause our revenues and margins to decline and limit our future growth prospects. These risks could lead to increased volatility in prices for crude oil, natural gas and refined products. In addition, these risks could increase instability in the financial and insurance markets and make it more difficult for us to access capital and to obtain the insurance coverage that we consider adequate.

        Actions of the U.S. government through tax and other legislation, executive order and commercial restrictions could reduce our operating profitability both in the United States and abroad. The U.S. government can prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments have in the

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past limited our ability to operate in, or gain access to, opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.

Our operations are subject to business interruptions and casualty losses, and we do not insure against all potential losses and, therefore, we could be seriously harmed by unexpected liabilities.

        Our exploration and production operations are subject to unplanned occurrences, including blowouts, explosions, fires, loss of well control, spills, hurricanes and other adverse weather, labor disputes and accidents. In addition, our refining, marketing and transportation operations are subject to business interruptions due to scheduled refinery turnarounds and unplanned events such as explosions, fires, pipeline ruptures or other interruptions, crude oil or refined product spills, inclement weather and labor disputes. Our operations are also subject to the additional hazards of pollution, releases of toxic gas and other environmental hazards and risks, as well as hazards of marine operations, such as capsizing, collision and damage or loss from severe weather conditions. These hazards could result in loss of human life, significant damage to property and equipment, environmental pollution, impairment of operations and substantial losses to us. Certain hazards have adversely affected us in the past, and litigation arising from a catastrophic occurrence in the future involving us or any of our assets or operations may result in our being named as a defendant in one or more lawsuits asserting potentially large claims or being assessed potentially substantial fines by governmental authorities.

        We maintain insurance against many, but not all, potential losses or liabilities arising from these operating hazards in amounts that we believe to be prudent. Uninsured losses and liabilities arising from operating hazards could reduce the funds available to us for exploration, drilling and production and could materially reduce our profitability. Historically, we have maintained insurance coverage for physical damage and resulting business interruption to our major onshore and offshore facilities. Due to hurricane activity in recent years, the availability of insurance coverage for our offshore facilities for windstorms in the Gulf of Mexico region has been reduced or, in many instances, it is prohibitively expensive. As a result, our exposure to losses from future windstorm activity in the Gulf of Mexico region has increased.

If Ashland fails to pay its taxes, we could be responsible for satisfying various tax obligations of Ashland.

        As a result of the transactions in which we acquired the minority interest in MPC from Ashland in 2005, Marathon is severally liable for federal income taxes (and in some cases for certain state taxes) of Ashland for tax years still open as of the date we completed the transactions. We have entered into a tax matters agreement with Ashland, which provides that:

  •
  we will be responsible for the tax liabilities of the Marathon group of companies, including the tax liabilities of MPC and the other companies and businesses we acquired in the transactions (for periods after the completion of the transactions); and

  •
  Ashland will generally be responsible for the tax liabilities of the Ashland group of companies before the completion of the transactions, and the income taxes attributable to Ashland's interest in MPC before the completion of the transactions. However, under certain circumstances we will have several liability for those tax liabilities owed by Ashland to various taxing authorities, including the Internal Revenue Service.

If Ashland fails to pay any tax obligation for which we are severally liable, we may be required to satisfy this tax obligation. That would leave us in the position of having to seek indemnification from Ashland. In that event, our indemnification claims against Ashland would constitute general unsecured claims, which would be effectively subordinate to the claims of secured creditors of Ashland, and we would be subject to collection risk associated with collecting unsecured debt from Ashland.

Marathon is required to pay Ashland for deductions relating to various contingent liabilities of Ashland, which could be material.

        We are required to claim tax deductions for certain contingent liabilities that will be paid by Ashland after completion of the transactions. Under the tax matters agreement, we are required to pay the benefit of those deductions to Ashland, with the computation and payment terms for such tax benefit payments divided into two "baskets," as described below:

Basket One – This applies to the first $30 million of contingent liability deductions (increased by inflation each year up to a maximum of $60 million) that we may claim in each year for the first 20 years following the acquisition. The benefit of Basket One deductions is determined by multiplying the amount of the deduction by 32% (or, if different, by a percentage equal to three percentage points less than the highest federal income tax rate during the applicable tax year). We are obligated to pay this amount to Ashland. The computation and payment of Basket One amounts does not depend on our ability to generate actual tax savings from the use of the contingent liability deductions in Basket One. Upon specified events related to Ashland (or after 20 years), the contingent liability deductions that would
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otherwise have been compensated under Basket One will be taken into account in Basket Two. In addition, Basket One applies only for federal income tax purposes; state, local or foreign tax benefits attributable to specified liability deductions will be compensated only under Basket Two.

        Because we are required to make payments to Ashland whether or not we generate any actual tax savings from the Basket One contingent liability deductions, the amount of our tax benefit payments to Ashland with respect to Basket One contingent liability deductions may exceed the aggregate tax benefits that we derive from these deductions. We are obligated to make these payments to Ashland even if we do not have sufficient taxable income to realize any benefit for the deductions.

Basket Two – All contingent liability deductions relating to Ashland's pre-transactions operations that are not subject to Basket One are considered and compensated under Basket Two. The benefit of Basket Two deductions is determined on a "with and without" basis; that is, the contingent liability deductions are treated as the last deductions used by the Marathon group. Thus, if the Marathon group has deductions, tax credits or other tax benefits of its own, it will be deemed to use them to the maximum extent possible before it will be deemed to use the contingent liability deductions. To the extent that we have the capacity to use the contingent liability deductions based on this methodology, the actual amount of tax saved by the Marathon group through the use of the contingent liability deductions will be calculated and paid to Ashland. Because Basket Two amounts are calculated based on the actual tax saved by the Marathon group from the use of Basket Two deductions, those amounts are subject to recalculation in the event there is a change in the Marathon group's tax liability for a particular year. This could occur because of audit adjustments or carrybacks of losses or credits from other years, for example. To the extent that such a recalculation results in a smaller Basket Two benefit with respect to a contingent liability deduction for which Ashland has already received compensation, Ashland is required to repay such compensation to Marathon. In the event we become entitled to any repayment, we would be subject to collection risks associated with collecting an unsecured claim from Ashland.

If the transactions resulting in our acquisition of the minority interest in MPC that was previously owned by Ashland were found to constitute a fraudulent transfer or conveyance, we could be required to provide additional consideration to Ashland or to return a portion of the interest in MPC, and either of those results could have a material adverse effect on us.

        In a bankruptcy case or lawsuit initiated by one or more creditors or a representative of creditors of Ashland, a court may review our 2005 transactions with Ashland under state fraudulent transfer or conveyance laws. Under those laws, the transactions would be deemed fraudulent if the court determined that the transactions were undertaken for the purpose of hindering, delaying or defrauding creditors or that the transactions were constructively fraudulent. If the transactions were found to be a fraudulent transfer or conveyance, we might be required to provide additional consideration to Ashland or to return all or a portion of the interest in MPC and the other assets we acquired from Ashland.

        Under the laws of most states, a transaction could be held to be constructively fraudulent if a court determined that:

  •
  the transferor received less than "reasonably equivalent value" or, in some jurisdictions, less than "fair consideration" or "valuable consideration;" and

  •
  the transferor:

  •
  was insolvent at the time of the transfer or was rendered insolvent by the transfer;

  •
  was engaged, or was about to engage, in a business or transaction for which its remaining property constituted unreasonably small capital; or

  •
  intended to incur, or believed it would incur, debts beyond its ability to pay as those debts matured.

        In connection with our transactions with Ashland completed in 2005, we delivered part of the overall consideration (specifically, shares of our common stock having a value of $915 million) to Ashland's shareholders. In order to help establish that Ashland received reasonably equivalent value or fair consideration from us in the transactions, we obtained a written opinion from a nationally recognized appraisal firm to the effect that Ashland received amounts that were reasonably equivalent to the combined value of Ashland's interest in MPC and the other assets we acquired. We also obtained a favorable opinion from that appraisal firm relating to various financial tests that supported our conclusion and Ashland's representation to us that Ashland was not insolvent either before or after giving effect to the closing of the transactions. Those opinions were based on specific information provided to the appraisal firm and were subject to various assumptions, including assumptions relating to Ashland's existing and contingent liabilities and insurance coverages. Although we are confident in our conclusions regarding (1) Ashland's receipt of reasonably equivalent value or fair consideration and (2) Ashland's solvency, it should be noted that the

26

valuation of any business and a determination of the solvency of any entity involve numerous assumptions and uncertainties, and it is possible that a court could disagree with our conclusions.

If United States Steel fails to perform any of its material obligations to which we have financial exposure, we could be required to pay those obligations, and any such payment could materially reduce our cash flows and profitability and impair our financial condition.

        In connection with the separation of United States Steel from Marathon, United States Steel agreed to hold Marathon harmless from and against various liabilities. While we cannot estimate some of these liabilities, the portion of these liabilities that we can estimate amounts to $564 million as of December 31, 2006, including accrued interest of $11 million. If United States Steel fails to satisfy any of those obligations, we would be required to satisfy them and seek indemnification from United States Steel. In that event, our indemnification claims against United States Steel would constitute general unsecured claims, effectively subordinate to the claims of secured creditors of United States Steel.

        Under applicable law and regulations, we also may be liable for any defaults by United States Steel in the performance of its obligations to fund its ERISA pension plans and pay other obligations related to periods prior to the effective date of the separation.

        United States Steel's senior unsecured debt is rated non-investment grade by two major credit rating agencies. The steel business is highly competitive and a large number of industry participants have sought protection under bankruptcy laws in the past. The enforceability of our claims against United States Steel could become subject to the effect of any bankruptcy, fraudulent conveyance or transfer or other law affecting creditors' rights generally, or of general principles of equity, which might become applicable to those claims or other claims arising from the facts and circumstances in which the separation was effected.

If the transfer of ownership of various assets and operations by Marathon's former parent entity to Marathon was held to be a fraudulent conveyance or transfer, United States Steel's creditors may be able to obtain recovery from us or other relief detrimental to the holders of our common stock.

        In July 2001, USX Corporation ("Old USX") effected a reorganization of the ownership of its businesses in which it created Marathon as its publicly owned parent holding company and transferred ownership of various assets and operations to Marathon, and it merged into a newly formed subsidiary which survived as United States Steel.

        If a court in a bankruptcy case regarding United States Steel or a lawsuit brought by its creditors or their representative were to find that, under the applicable fraudulent conveyance or transfer law:

  •
  the transfer by Old USX to Marathon or related transactions were undertaken by Old USX with the intent of hindering, delaying or defrauding its existing or future creditors; or

  •
  Old USX received less than reasonably equivalent value or fair consideration, or no value or consideration, in connection with those transactions, and either it or United States Steel

  •
  was insolvent or rendered insolvent by reason of those transactions,

  •
  was engaged or about to engage in a business or transaction for which its assets constituted unreasonably small capital, or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay as they mature,

then that court could determine those transactions entitled one or more classes of creditors of United States Steel to equitable relief from us. Such a determination could permit the unpaid creditors to obtain recovery from us or could result in other actions detrimental to the holders of our common stock. The measure of insolvency for purposes of these considerations would vary depending on the law of the jurisdiction being applied.

We may issue preferred stock whose terms could dilute the voting power or reduce the value of our common stock.

        Our restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of our common stock. For example, we could grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we could assign to holders of preferred stock could affect the residual value of the common stock.

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Item 1B. Unresolved Staff Comments

        As of the date of this filing, we have no unresolved comments from the staff of the Securities and Exchange Commission.

Item 2. Properties

        The location and general character of the principal oil and gas properties, refineries, pipeline systems and other important physical properties of Marathon have been described previously. Except for oil and gas producing properties, which generally are leased, or as otherwise stated, such properties are held in fee. The plants and facilities have been constructed or acquired over a period of years and vary in age and operating efficiency. At the date of acquisition of important properties, titles were examined and opinions of counsel obtained, but no title examination has been made specifically for the purpose of this document. The properties classified as owned in fee generally have been held for many years without any material unfavorably adjudicated claim.

        The basis for estimating oil and gas reserves is set forth in "Financial Statements and Supplementary Data – Supplementary Information on Oil and Gas Producing Activities – Estimated Quantities of Proved Oil and Gas Reserves" on pages F-46 through F-47.

Property, Plant and Equipment Additions

        For property, plant and equipment additions, see "Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity – Capital Expenditures."

Item 3. Legal Proceedings

        Marathon is the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Certain of these matters are included below. The ultimate resolution of these contingencies could, individually or in the aggregate, be material. However, we believe that Marathon will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

Natural Gas Royalty Litigation

        As of December 31, 2005, Marathon had been served in two qui tam cases, which allege that federal and Indian lessees violated the False Claims Act with respect to the reporting and payment of royalties on natural gas and natural gas liquids. The Department of Justice has announced that it would intervene or has reserved judgment on whether to intervene against specified oil and gas companies and also announced that it would not intervene against certain other defendants including Marathon. One of the cases, U.S. ex rel Jack J. Grynberg v. Alaska Pipeline Co., et al, which was primarily a gas measurement case, was dismissed as to Marathon on October 20, 2006 on jurisdictional grounds. The second case, U.S. ex rel Harrold E. Wright v. Agip Petroleum Co. et al, is primarily a gas valuation case. The Wright case is in the discovery phase.

        In October 2006, Marathon was served with an additional qui tam case, filed in the Western District of Oklahoma, which alleges that Marathon violated the False Claims Act by failing to pay the government past due interest resulting from royalty adjustments for crude oil, natural gas and other hydrocarbon production. The case is styled United States of America ex rel. Randy L. Little and Lanis G. Morris v. ENI Petroleum Co., et al. This case asserts that Marathon and other defendants are liable for past due interest, penalties, punitive damages and attorneys fees. Other than the specific allegation of underpayment for the month of May 2003 in the amount of $1,360, the parties in interest (Randy L. Little and Lanis G. Morris) have plead general damages with no other specific amounts against Marathon. Marathon intends to continue to vigorously defend these cases.

Powder River Basin Litigation

        The U.S. Bureau of Land Management ("BLM") completed multi-year reviews of potential environmental impacts from coal bed methane development on federal lands in the Powder River Basin, including those in Wyoming. The BLM signed a Record of Decision ("ROD") on April 30, 2003 supporting increased coal bed methane development. Plaintiff environmental and other groups filed suit in May 2003 in federal court against the BLM to stop coal bed methane development on federal lands in the Powder River Basin until the BLM conducted additional environmental impact studies. Marathon intervened as a party in the ongoing litigation before the Wyoming Federal District Court.

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        As these lawsuits to delay energy development in the Powder River Basin progress through the courts, the Wyoming BLM continues to process permits to drill under the ROD.

        In May 2004, plaintiff environmental groups Environmental Defense et al filed suit against the U.S. BLM in Montana Federal District Court, alleging the agency did not adequately consider air quality impacts of coal bed methane and oil and gas operations in the Powder River Basin in Montana and Wyoming when preparing its environmental impact statements. Plaintiffs request that the BLM be ordered to cease issuing leases and permits for energy development, until additional analysis of predicted air impacts is conducted. Marathon and its subsidiary Pennaco Energy, Inc. intervened in this litigation.

MTBE Litigation

        Marathon is a defendant along with many other refining companies in over 40 cases in 11 states alleging methyl tertiary-butyl ether ("MTBE") contamination in groundwater. All of these cases have been consolidated in a multi-district litigation in the Southern District of New York for preliminary proceedings. The judge in this multi-district litigation ruled on April 20, 2005 that some form of market share liability would apply. Market share liability enables a plaintiff to sue manufacturers who represent a substantial share of a market for a particular product and shift the burden of identification of who actually made the product to the defendants, effectively forcing a defendant to show that it did not produce the MTBE which allegedly caused the damage. The judge further allowed cases to go forward in New York and 11 other states, based upon varying theories of collective liability, and predicted that a new theory of market share liability would be recognized in Connecticut, Indiana and Kansas. The plaintiffs generally are water providers or governmental authorities and they allege that refiners, manufacturers and sellers of gasoline containing MTBE are liable for manufacturing a defective product and that the owners and operators of retail gasoline sites have allowed MTBE to be discharged into the groundwater. Several of these lawsuits allege contamination that is outside of Marathon's marketing area. A few of the cases seek approval as class actions. Many of the cases seek punitive damages or treble damages under a variety of statutes and theories. Marathon stopped producing MTBE at its refineries in October 2002. The potential impact of these recent cases and future potential similar cases is uncertain. The Company will defend these cases vigorously.

Product Contamination Litigation

        A lawsuit was filed in the United States District Court for the Southern District of West Virginia and alleges that Marathon's Catlettsburg refinery sold defective gasoline to wholesalers and retailers, causing permanent damage to storage tanks, dispensers and related equipment, resulting in lost profits, business disruption and personal and real property damages. Plaintiffs seek class action status. In 2002, MPC conducted extensive cleaning operations at affected facilities and denies that any permanent damages resulted from the incident. MPC previously settled with many of the potential class members in this case and intends to vigorously defend this action.

Environmental Proceedings

U.S. EPA Litigation

        In 2002, Marathon and American Petroleum Institute ("API") brought a petition before the U.S. District Court for the District of Columbia, challenging the U.S. EPA's 2002 promulgation of new Oil Spill Prevention, Countermeasures and Control regulations on several grounds; while the dispute has been settled, the one remaining count is over the U.S. EPA's regulatory definition of waters covered by the Clean Water Act. Marathon and API contend that the U.S. EPA's regulations run contrary to recent decisions of the U.S. Supreme Court which, in finding federal agencies had gone greatly beyond the intentions of Congress as to what waters were covered by the Clean Water Act, narrowed the universe of what waters the federal government, rather than state governments, had jurisdiction to regulate.

        In September 2006, Marathon and other oil and gas companies joined the State of Wyoming in filing a Petition for Review against the U.S. EPA in the U.S. District Court for the District of Wyoming. These actions seek a Court order mandating the EPA to disapprove Montana's 2006 amended water quality standards, on grounds that the standards lack sound scientific justification, they are arbitrary and capricious, and were adopted contrary to law. These September 2006 actions have been consolidated with our pending April 2006 action against the U.S. EPA in the same Court. The water quality amendments at issue, if approved, could require more stringent discharge limits and have the potential to require certain Wyoming coal bed methane operations to perform more costly water treatment or inject produced water. Approval of these standards could delay or prevent obtaining permits needed to discharge produced water to streams flowing from Wyoming into Montana. The Court has stayed this case, and another filed in April 2006, until August 2007 while the U.S. EPA mediates the matter between Montana, Wyoming and the Northern Cheyenne tribe.

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Montana Litigation

        In June 2006, Marathon filed a complaint for declaratory judgment in Montana State District Court against the Montana Board of Environmental Review ("MBER") and the Montana Department of Environmental Quality, seeking to set aside and declare invalid certain regulations of the MBER that single out the coal bed natural gas industry and a few streams in eastern Montana for excessively severe and unjustified restrictions for surface water discharges of produced water from coal bed methane operations. None of the streams affected by the regulations suffers impairment from coal bed natural gas discharges.

Wyoming Proceedings

        The Wyoming Environmental Quality Council ("EQC"), which oversees the State Department of Environmental Quality ("DEQ"), has before it an administrative petition filed by the Powder River Basis Resource Council in 2006 seeking new water quality sulfate and barium standards for coal bed methane produced water and a requirement that all such water be beneficially reused. The petition seeks to expand the authority of DEQ to regulate the quantity of water discharges. It would narrow the definition of required "beneficial use" discharges and would impose stricter effluent standards for discharged water. The EQC is also considering adoption of a rule which would impose more stringent water quality limits as to produced water discharges that come from any new coal bed methane or conventional oil and gas operations. DEQ made this proposal citing a statutory directive that all waters that are suitable for agriculture may not be degraded. Marathon contends that its waters as currently regulated are beneficial to crops and livestock, rather than being a potential threat. The EQC would have to decide how stringent a water quality standard for new discharges it would adopt.

Other Proceedings

        The following is a summary of proceedings involving Marathon that were pending or contemplated as of December 31, 2006 under federal and state environmental laws. Except as described herein, it is not possible to predict accurately the ultimate outcome of these matters; however, management's belief set forth in the first paragraph under "Item 3. Legal Proceedings" above takes such matters into account.

        Claims under CERCLA and related state acts have been raised with respect to the cleanup of various waste disposal and other sites. CERCLA is intended to facilitate the cleanup of hazardous substances without regard to fault. Potentially responsible parties ("PRPs") for each site include present and former owners and operators of, transporters to and generators of the substances at the site. Liability is strict and can be joint and several. Because of various factors including the difficulty of identifying the responsible parties for any particular site, the complexity of determining the relative liability among them, the uncertainty as to the most desirable remediation techniques and the amount of damages and cleanup costs and the time period during which such costs may be incurred, Marathon is unable to reasonably estimate its ultimate cost of compliance with CERCLA.

        The projections of spending for and/or timing of completion of specific projects provided in the following paragraphs are forward-looking statements. These forward-looking statements are based on certain assumptions including, but not limited to, the factors provided in the preceding paragraph. To the extent that these assumptions prove to be inaccurate, future spending for or timing of completion of environmental projects may differ materially from those stated in the forward-looking statements.

        As of December 31, 2006, Marathon had been identified as a PRP at a total of nine CERCLA waste sites. Based on currently available information, which is in many cases preliminary and incomplete, Marathon believes that its liability for cleanup and remediation costs in connection with six of these sites will be under $1 million per site (with three of these six sites being under $100,000 each). As to the remaining three sites of the nine, Marathon believes that its liability for cleanup and remediation costs in connection with two of these sites will be under $4 million per site with the last site having costs that cannot be estimated at this time.

        In addition, there are three sites for which Marathon has received information requests or other indications that it may be a PRP under CERCLA, but for which sufficient information is not presently available to confirm the existence of liability.

        There are also 119 sites, excluding retail marketing outlets, related to Marathon where remediation is being sought under other environmental statutes, both federal and state, or where private parties are seeking remediation through discussions or litigation. Based on currently available information, which is in many cases preliminary and incomplete, Marathon believes that its liability for cleanup and remediation costs in connection with 27 of these sites will be under $100,000 per site, that 45 sites have potential costs between $100,000 and $1 million per site and that 19

30

sites may involve remediation costs between $1 million and $5 million per site. Eleven sites have incurred remediation costs of more than $5 million per site and there are 17 sites with insufficient information to estimate future remediation costs.

        There is one site that involves a remediation program in cooperation with the Michigan Department of Environmental Quality ("MDEQ") at a closed and dismantled refinery site located near Muskegon, Michigan. During the next 30 years, Marathon anticipates spending approximately $7 million at this site. In 2007, interim remediation measures will occur and appropriate site characterization and risk-based assessments necessary for closure will be refined and may change the estimated future expenditures for this site. The closure strategy being developed for this site and ongoing work at the site are subject to approval by the MDEQ. Expenditures in 2006 and 2005 were $488,000 and $540,000, with expenditures in 2007 expected to be approximately $2 million.

        MPC has had a pending enforcement matter with the Illinois Environmental Protection Agency and the Illinois Attorney General's Office since 2002 concerning self-reporting of possible emission exceedences and permitting issues related to storage tanks at the Robinson, Illinois refinery.

        In 2005, MPC received a Notice of Violation from the U.S. EPA alleging 33 violations of Clean Air Act fuels requirements. The alleged violations largely resulted from MPC's attest engagements submitted to the Agency under the Reformulated Gasoline and Anti Dumping programs. In 2006, MPC reached an administrative settlement with the U.S. EPA where MPC paid a civil penalty of $139,000 and resolved this Notice of Violation.

        MPC received an enforcement action from the Minnesota Pollution Control Agency ("MPCA") in the fourth quarter of 2006 where the MPCA seeks a civil penalty of $121,800 for a release of catalyst from the fluid catalytic cracking unit at the St. Paul Park refinery in 2004 and other alleged violations. Discussions will be held with the MPCA in 2007 and the Company expects to resolve the matter within the year.

SEC Investigation Relating to Equatorial Guinea

        By letter dated July 15, 2004, the United States Securities and Exchange Commission ("SEC") notified Marathon that it was conducting an inquiry into payments made to the government of Equatorial Guinea, or to officials and persons affiliated with officials of the government of Equatorial Guinea. This inquiry followed an investigation and public hearing conducted by the United States Senate Permanent Subcommittee on Investigations, which reviewed the transactions of various foreign governments, including that of Equatorial Guinea, with Riggs Bank. The investigation and hearing also reviewed the operations of U.S. oil companies, including Marathon, in Equatorial Guinea. There was no finding in the Subcommittee's report that Marathon violated the U.S. Foreign Corrupt Practices Act or any other applicable laws or regulations. Marathon voluntarily produced documents requested by the SEC in that inquiry. On August 1, 2005, Marathon received a subpoena issued by the SEC pursuant to a formal order of investigation requiring the production of the documents that had already been produced or that were in the process of being identified and produced in response to the SEC's prior requests, and requesting the production of additional materials. Marathon has been and intends to continue cooperating with the SEC in this investigation.

Item 4. Submission of Matters to a Vote of Security Holders

        Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchase of Equity Securities

        The principal market on which Marathon's common stock is traded is the New York Stock Exchange. Marathon's common stock is also traded on the Chicago Stock Exchange. Information concerning the high and low sales prices for the common stock as reported in the consolidated transaction reporting system and the frequency and amount of dividends paid during the last two years is set forth in "Selected Quarterly Financial Data (Unaudited)" on page F-42.

        As of January 31, 2007, there were 64,646 registered holders of Marathon common stock.

        The Board of Directors intends to declare and pay dividends on Marathon common stock based on the financial condition and results of operations of Marathon Oil Corporation, although it has no obligation under Delaware law or the Restated Certificate of Incorporation to do so. In determining its dividend policy with respect to Marathon

31

common stock, the Board will rely on the consolidated financial statements of Marathon. Dividends on Marathon common stock are limited to legally available funds of Marathon.

        The following table provides information about purchases by Marathon and its affiliated purchaser during the quarter ended December 31, 2006 of equity securities that are registered by Marathon pursuant to Section 12 of the Exchange Act:

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)		(b)	(c)	(d)
Period	Total Number of Shares Purchased(a)(b)		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(d)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(d)

10/01/06 – 10/31/06	2,317,869		$79.90	2,302,642	$664,177,964
11/01/06 – 11/30/06	2,214,981		$89.01	2,212,358	$467,266,675
12/01/06 – 12/31/06	1,859,740	(c)	$94.13	1,815,000	$296,427,158

Total	6,392,590		$87.19	6,330,000

(a)
46,872 shares of restricted stock were delivered by employees to Marathon, upon vesting, to satisfy tax withholding requirements.
(b)
Under the terms of the Acquisition, Marathon paid Ashland shareholders cash in lieu of issuing fractional shares of Marathon's common stock to which such holder would otherwise be entitled. Marathon acquired 7 shares due to Acquisition exchanges and Ashland share transfers pending at the time of closing of the Acquisition.
(c)
15,711 shares were repurchased in open-market transactions to satisfy the requirements for dividend reinvestment under the Marathon Oil Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan") by the administrator of the Plan. Stock needed to meet the requirements of the Plan are either purchased in the open market or issued directly by Marathon.
(d)
In January 2006, we announced a $2 billion share repurchase program. In January 2007, our Board of Directors authorized the extension of this program by an additional $500 million. As of February 21, 2007, the Company had repurchased 24.2 million common shares at a cost of $2 billion.

Item 6. Selected Financial Data

(In millions, except per share data)	2006(a)	2005(a)	2004	2003	2002

Statement of Income Data:
Revenues(b)	$64,896	$62,986	$49,465	$40,907	$31,295
Income from continuing operations	4,957	3,006	1,294	1,010	507
Net income	5,234	3,032	1,261	1,321	516
Basic per share data:
Income from continuing operations	$13.85	$8.44	$3.85	$3.26	$1.63
Net income	$14.62	$8.52	$3.75	$4.26	$1.66
Diluted per share data:
Income from continuing operations	$13.73	$8.37	$3.83	$3.25	$1.63
Net income	$14.50	$8.44	$3.73	$4.26	$1.66
Statement of Cash Flows Data:
Capital expenditures from continuing operations	$3,433	$2,796	$2,141	$1,873	$1,520
Dividends paid	547	436	348	298	285
Dividends paid per share	$1.53	$1.22	$1.03	$0.96	$0.92
Balance Sheet Data as of December 31:
Total assets	$30,831	$28,498	$23,423	$19,482	$17,812
Total long-term debt, including capitalized leases	3,061	3,698	4,057	4,085	4,410

(a)
On June 30, 2005, Marathon acquired the 38 percent ownership interest in MPC previously held by Ashland, making it wholly-owned by Marathon. See Note 6 to the consolidated financial statements.
(b)
Effective April 1, 2006, Marathon changed its accounting for matching buy/sell transactions. This change had no effect on income from continuing operations or net income, but the revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices. See Note 2 to the consolidated financial statements.

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Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

        Marathon is engaged in worldwide exploration, production and marketing of crude oil and natural gas; domestic refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and worldwide marketing and transportation of products manufactured from natural gas, such as LNG and methanol, and development of other projects to link stranded natural gas resources with key demand areas. Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Item 1. Business, Item 1A. Risk Factors, Item 6. Selected Financial Data and Item 8. Financial Statements and Supplementary Data.

        Certain sections of Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting our business. These statements typically contain words such as "anticipates," "believes," "estimates," "expects," "targets," "plans," "projects," "could," "may," "should," "would" or similar words indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, which could cause future outcomes to differ materially from those set forth in the forward-looking statements.

        Unless specifically noted, amounts for the refining, marketing and transportation segment include the 38 percent interest in MPC held by Ashland prior to the Acquisition on June 30, 2005, and amounts for the integrated gas segment include the 25 percent interest held by SONAGAS (previously held by GEPetrol) in all periods and the 8.5 percent interest held by Mitsui and the 6.5 percent interest held by Marubeni since July 25, 2005.

        Effective January 1, 2006, we revised our measure of segment income to include the effects of minority interests and income taxes related to the segments. In addition, the results of activities primarily associated with the marketing of our equity natural gas production, which had been presented as part of the Integrated Gas segment prior to 2006, are now included in the Exploration and Production segment. Segment results for all periods presented reflect these changes.

Overview

Exploration and Production

        Exploration and production segment revenues correlate closely with prevailing prices for the various qualities of crude oil and natural gas we produce. The increase in our E&P segment revenues in 2006 is primarily related to increased production, particularly from Libya where the first liquid hydrocarbon sales occurred in the first quarter of 2006; however, our 2006 revenues also tracked the changes in market prices for commodities. Higher prices for crude oil early in 2006 reflected concerns about international supply due to unrest in oil-producing countries and the potential for hurricane damage in the U.S. Gulf of Mexico. As hurricane season came to an end without a major storm in the Gulf of Mexico and in the absence of significant international supply shortfalls or disruptions, crude oil prices declined. The average spot price during 2006 for West Texas Intermediate ("WTI"), a benchmark crude oil, was $66.25 per barrel, up from an average of $56.70 in 2005, and ended the year at $61.05. The average differential between WTI and Brent (an international benchmark crude oil) narrowed to $1.07 in 2006 from $2.18 in 2005. Our domestic crude oil production is on average heavier and higher in sulfur content than light sweet WTI. Heavier and higher sulfur crude oil (commonly referred to as heavy sour crude oil) sells at a discount to light sweet crude oil. Our international crude oil production is relatively sweet and is generally sold in relation to the Brent crude benchmark.

        Natural gas prices were lower in 2006 compared to 2005. A significant portion of our United States lower 48 natural gas production is sold at bid-week prices or first-of-month indices relative to our specific producing areas. The average Henry Hub first-of-month price index was $1.41 per mcf lower in 2006 than the 2005 average. Our natural gas prices in Alaska are largely contractual, while natural gas sales there are seasonal in nature, trending down during the second and third quarters of each year and increasing during the fourth and first quarters. Our other major natural gas-producing regions are Europe and Equatorial Guinea, where large portions of our natural gas are sold at contractual prices, making realized prices in these areas less volatile.

        For information on commodity price risk management, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

        E&P segment income during 2006 was up approximately 6 percent from 2005 levels, impacted by increased liquid hydrocarbon sales volumes, primarily due to the resumption of production in Libya, and the higher liquid

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hydrocarbon prices discussed above, partially offset by higher income taxes, primarily in Libya, operating costs and exploration expenses and decreases in natural gas sales volumes.

Refining, Marketing and Transportation

        RM&T segment income depends largely on our refining and wholesale marketing gross margin, refinery throughputs, retail marketing gross margins for gasoline, distillates and merchandise, and the profitability of our pipeline transportation operations.

        The refining and wholesale marketing gross margin is the difference between the prices of refined products sold and the costs of crude oil and other charge and blendstocks refined, the costs of purchased products and manufacturing expenses, including depreciation. We purchase crude oil to satisfy our refineries' throughput requirements. As a result, our refining and wholesale marketing gross margin could be adversely affected by rising crude oil and other charge and blendstock prices that are not recovered in the marketplace. The crack spread, which is generally a measure of the difference between spot market gasoline and distillate prices and spot market crude oil costs, is a commonly used industry indicator of refining margins. In addition to changes in the crack spread, our refining and wholesale marketing gross margin is impacted by the types of crude oil and other charge and blendstocks we process, the selling prices we realize for all the refined products we sell, the cost of purchased product and our level of manufacturing costs. We process significant amounts of sour crude oil which enhances our competitive position in the industry as sour crude oil typically can be purchased at a discount to sweet crude oil. Over the last three years, approximately 60 percent of the crude oil throughput at our refineries has been sour crude oil. As one of the largest U.S. producers of asphalt, our refining and wholesale marketing gross margin is also impacted by the selling price of asphalt. Sales of asphalt increase during the highway construction season in our market area, which is typically in the second and third quarters of each year. The selling price of asphalt is dependent on the cost of crude oil, the price of alternative paving materials and the level of construction activity in both the private and public sectors. We supplement our refining production by purchasing gasolines and distillates in the spot market to resell at wholesale. In addition, we purchase ethanol for blending with gasoline. Our refining and wholesale marketing gross margin is impacted by the cost of these purchased products, which varies with available supply and demand. Finally, our refining and wholesale marketing gross margin is impacted by changes in manufacturing costs from period to period, which are primarily driven by the level of maintenance activities at the refineries and the price of purchased natural gas used for plant fuel. Our refining and wholesale marketing gross margin has been historically volatile and varies with the level of economic activity in our various marketing areas, the regulatory climate, logistical capabilities and expectations regarding the adequacy of refined product, ethanol and raw material supplies.

        Together with our June 30, 2005 acquisition of the 38 percent minority interest in MPC, our improved refining and wholesale marketing gross margin in 2006 was the key driver of the 72 percent increase in RM&T segment income over 2005. The average refining and wholesale marketing gross margin increased to 22.88 cents per gallon in 2006 from 15.82 cents per gallon in 2005.

        For information on commodity price risk management, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

        Our seven refineries have an aggregate refining capacity of 974 mbpd of crude oil. During 2006, our refineries processed 980 mbpd of crude oil and 234 mbpd of other charge and blend stocks for a crude oil capacity utilization rate of 101 percent.

        Our retail marketing gross margin for gasoline and distillates, which is the difference between the ultimate price paid by consumers and the cost of the refined products, including secondary transportation and consumer excise taxes, also plays an important part in RM&T segment profitability. Factors affecting our retail gasoline and distillate gross margin include competition, seasonal demand fluctuations, the available wholesale supply, the level of economic activity in our marketing areas and weather situations that impact driving conditions. Gross margins on merchandise sold at retail outlets tend to be less volatile than the gross margins from the retail sale of gasoline and distillates. Factors affecting the gross margin on retail merchandise sales include consumer demand for merchandise items, the impact of competition and the level of economic activity in our marketing areas.

        The profitability of our pipeline transportation operations is primarily dependent on the volumes shipped through the pipelines. The volume of crude oil that we transport is directly affected by the supply of, and refiner demand for, crude oil in the markets served directly by our crude oil pipelines. Key factors in this supply and demand balance are the production levels of crude oil by producers, the availability and cost of alternative modes of transportation, and refinery and transportation system maintenance levels. The volume of refined products that we transport is directly affected by the production levels of, and user demand for, refined products in the markets served

34

by our refined product pipelines. In most of our markets, demand for gasoline peaks during the summer driving season, which extends from May through September of each year, and declines during the fall and winter months. The seasonal pattern for distillates is the reverse of this, helping to level overall variability on an annual basis. As with crude oil, other transportation alternatives and system maintenance levels influence refined product movements.

Integrated Gas

        Our long-term integrated gas strategy is to link stranded natural gas resources with areas where a supply gap is emerging due to declining production and growing demand. LNG, particularly in regard to our operations in Equatorial Guinea, is a key component of this integrated gas strategy. Our integrated gas operations include marketing and transportation of products manufactured from natural gas, such as LNG and methanol, primarily in the United States, Europe and West Africa. Also included in the financial results of the IG segment are the costs associated with ongoing development of certain integrated gas projects. Methanol spot pricing is volatile largely because global methanol demand is 35 million tons and any major unplanned shutdown of or addition to production capacity can have a significant impact on the supply-demand balance.

2006 Operating Highlights

  •
  We announced seven discoveries in Angola and Norway and continued our major development projects, enhancing our E&P operations by:

  •
  Resuming operations and achieving first crude oil liftings in Libya;

  •
  Acquiring leasehold positions in the Bakken Shale in North Dakota and eastern Montana and the Piceance Basin of Colorado and adding acreage in the Barnett Shale in north central Texas;

  •
  Progressing the Alvheim/Vilje development offshore Norway and receiving Norwegian Government approval of the Volund field plan for development and operation that includes its tie-back to Alvheim;

  •
  Progressing the Neptune deepwater Gulf of Mexico development;

  •
  Signing a production sharing contract for the 1.2 million acre Pasangkayu exploration block in Indonesia; and

  •
  Completing the sale of our Russian oil exploration and production businesses at a gain.

  •
  We added net proved oil and natural gas reserves of 146 million boe, excluding 45 million boe of dispositions, while producing 134 million boe during 2006. Over the past three years, we have added net proved reserves of 648 million boe, excluding dispositions of approximately 46 million boe, while producing approximately 380 million boe.

  •
  We achieved record refinery crude oil and total throughput and strengthened our RM&T business by:

  •
  Authorizing the projected $3.2 billion expansion of our Garyville refinery;

  •
  Completing the Tier II ultra-low sulfur diesel fuel projects on time and under budget;

  •
  Forming an ethanol joint venture and beginning construction of the venture's first ethanol plant in Greenville, Ohio;

  •
  Awarding a FEED contract at the Detroit refinery and launching a feasibility study at the Catlettsburg refinery for potential heavy oil upgrading projects; and

  •
  Acquiring strategic marine and terminal assets.

  •
  We increased Marathon Brand gasoline and diesel sales volumes 6 percent in 2006.

  •
  We increased Speedway SuperAmerica's (SSA) same store gasoline and diesel sales volume 2 percent and merchandise sales 8 percent over 2005.

  •
  We advanced our integrated gas strategy by:

  •
  Progressing our Equatorial Guinea LNG production facility to near completion, with commissioning begun in late 2006; and

  •
  Awarding a FEED contract to evaluate a possible second LNG production facility in Equatorial Guinea.

  •
  We issued a request for proposals for a potential Canadian oil sands venture.

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Critical Accounting Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from the estimates and assumptions used.

        Certain accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.

Estimated Net Recoverable Quantities of Oil and Natural Gas

        We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved oil and natural gas reserves, both developed and undeveloped. The existence and the estimated amount of proved reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depreciated, depleted or amortized into net income and the presentation of supplemental information on oil and gas producing activities. Both the expected future cash flows to be generated by oil and gas producing properties used in testing such properties for impairment and the expected future taxable income available to realize deferred tax assets also rely, in part, on estimates of net recoverable quantities of oil and natural gas.

        Proved reserves are the estimated quantities of oil and natural gas that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. During 2006, net revisions of previous estimates increased total proved reserves by 83 million boe (6 percent of the beginning-of-the-year reserves estimate). Positive revisions of 98 million boe were partially offset by 15 million boe in negative revisions.

        Our estimation of net recoverable quantities of oil and natural gas is a highly technical process performed by in-house teams of reservoir engineers and geoscience professionals. All estimates prepared by these teams are made in compliance with SEC Rule 4-10(a)(2),(3) and (4) of Regulation S-X and Statement of Financial Accounting Standards ("SFAS") No. 25, "Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies (an Amendment of FASB Statement No. 19)," and disclosed in accordance with the requirements of SFAS No. 69, "Disclosures about Oil and Gas Producing Activities (an Amendment of FASB Statements 19, 25, 33 and 39)." All reserve estimates are reviewed and approved by members of our Corporate Reserves Group. Any change to proved reserves estimates in excess of 2.5 million boe on a total-field basis, within a single month, must be approved by the Director of Corporate Reserves, who reports to our Chief Financial Officer. The Corporate Reserves Group may also perform separate, detailed technical reviews of reserve estimates for significant fields that were acquired recently or for properties with problematic indicators such as excessively long lives, sudden changes in performance or changes in economic or operating conditions.

        Third-party consultants are engaged to prepare independent reserve estimates for fields that make up 80 percent of our reserves over a rolling four-year period. At December 31, 2006 we had met this goal. For 2006, Marathon established a tolerance level of 10 percent for third-party reserve estimates such that the third-party consultants discontinue their estimation activities once their results are within 10 percent of Marathon's internal estimates. Should the third-party consultants' initial analysis fail to reach our tolerance level, the consultants re-examine the information provided, request additional data and refine their analysis if appropriate. If, after this re-examination, the third-party consultants cannot arrive at estimates within our tolerance, we would adjust our reserve estimates as necessary. This independent third-party reserve estimation process did not result in significant changes to our reserve estimates in 2006, 2005 or 2004.

        The reserves of the Alba field in Equatorial Guinea comprise approximately 40 percent of our total proved oil and natural gas reserves as of December 31, 2006. The next five largest oil and gas producing asset groups – the Waha concessions in Libya, the Alvheim development offshore Norway, the Brae area complex offshore the United Kingdom, the Kenai field in Alaska and the Oregon Basin field in the Rocky Mountain area of the United States – comprise a total of approximately 30 percent of our total proved oil and natural gas reserves.

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        Depreciation and depletion of producing oil and natural gas properties is determined by the units-of-production method and could change with revisions to estimated proved developed reserves. The change in the depreciation and depletion rate over the past three years due to revisions of previous reserve estimates has not been significant. A five percent increase in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $6.92 per barrel to $6.59 per barrel, which would increase pretax income by approximately $45 million annually, based on 2006 production. A five percent decrease in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $6.92 per barrel to $7.28 per barrel and would result in a decrease in pretax income of approximately $50 million annually, based on 2006 production.

Fair Value Estimates

        We are required to develop estimates of fair value to allocate the purchase prices paid to acquire businesses to the assets acquired and liabilities assumed in those acquisitions, to assess impairment of long-lived assets, goodwill and intangible assets and to record non-exchange traded derivative instruments. Other items which require fair value estimates include asset retirement obligations, guarantee obligations and stock-based compensation.

        Under the purchase method of accounting, the purchase price paid to acquire a business is allocated to its assets and liabilities based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for certain acquisitions, engage third-party consultants for assistance. During 2005, we made two significant acquisitions with an aggregate purchase price of $3.156 billion that was allocated to the assets acquired and liabilities assumed based on their estimated fair values. See Note 6 to the consolidated financial statements for information on these acquisitions. We did not make any significant acquisitions in 2006. As of December 31, 2006, our recorded goodwill was $1.398 billion. Such goodwill is not amortized, but rather is tested for impairment annually, and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value.

        The fair values used to allocate the purchase price of an acquisition and to test goodwill for impairment are often estimated using the expected present value of future cash flows method, which requires us to project related future revenues and expenses and apply an appropriate discount rate. The estimates used in determining fair values are based on assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Accordingly, actual results may differ from the projected results used to determine fair value.

        Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. For purposes of impairment evaluation, long-lived assets must be grouped at the lowest level for which independent cash flows can be identified, which generally is field-by-field for E&P assets, refinery and associated distribution system level or pipeline system level for refining and transportation assets, or site level for retail stores. If the sum of the undiscounted estimated pretax cash flows is less than the carrying value of an asset group, the carrying value is written down to the estimated fair value.

        Estimating the expected future cash flows from our oil and gas producing asset groups requires assumptions about matters such as future oil and natural gas prices, estimated recoverable quantities of oil and natural gas, expected field performance and the political environment in the host country. An impairment of any of our large oil and gas producing properties could have a material impact on our consolidated financial condition and results of operations.

        We evaluate our unproved property investment for impairment based on time or geologic factors in addition to the use of an undiscounted future net cash flow approach. Information such as drilling results, reservoir performance, seismic interpretation or future plans to develop acreage are also considered. The expected future cash flows from our RM&T assets require assumptions about matters such as future refined product prices, future crude oil and other feedstock costs, estimated remaining lives of the assets and future expenditures necessary to maintain the assets' existing service potential.

        During 2006, we recorded impairments of $25 million, including $20 million related to the Camden Hills field in the Gulf of Mexico and the associated Canyon Express pipeline. Natural gas production from the Camden Hills field ended during 2006 as a result of increased water production from the well. We did not have significant impairment charges during 2005. During 2004, we recorded an impairment of $32 million related to unproved properties and $12 million related to producing properties primarily as a result of unsuccessful developmental drilling activity in Russia.

37

        We record all derivative instruments at fair value. We have two long-term contracts for the sale of natural gas in the United Kingdom that are accounted for as derivative instruments. These contracts expire in September 2009. These contracts were entered into in the early 1990s in support of our investments in the East Brae field and the SAGE pipeline. Contract prices are linked to a basket of energy and other indices. The contract price is reset annually in October based on the previous twelve-month changes in the basket of indices. Consequently, the prices under these contracts do not track forward natural gas prices. The fair value of these contracts is determined by applying the difference between the contract price and the U.K. forward natural gas strip price to the expected sales volumes under these contracts for the next 18 months. Adjustments to the fair value of these contracts result in non-cash charges or credits to income from operations. The difference between the contract price and the U.K. forward natural gas strip price may fluctuate widely from time to time and may significantly affect income from operations. In 2006, the non-cash gains related to changes in fair value recognized in income from operations were $454 million. Non-cash losses of $386 million and $99 million were recognized in 2005 and 2004. These effects are primarily due to the U.K. 18-month forward natural gas price curve weakening 44 percent in 2006, while it strengthened 90 percent and 36 percent during 2005 and 2004.

Expected Future Taxable Income

        We must estimate our expected future taxable income to assess the realizability of our deferred income tax assets. As of December 31, 2006, we reported net deferred tax assets of $1.865 billion, which represented gross assets of $2.554 billion net of valuation allowances of $689 million.

        Numerous assumptions are inherent in the estimation of future taxable income, including assumptions about matters that are dependent on future events, such as future operating conditions (particularly as related to prevailing oil and natural gas prices) and future financial conditions. The estimates and assumptions used in determining future taxable income are consistent with those used in our internal budgets, forecasts and strategic plans.

        In determining our overall estimated future taxable income for purposes of assessing the need for additional valuation allowances, we consider proved and risk-adjusted probable and possible reserves related to our existing producing properties, as well as estimated quantities of oil and natural gas related to undeveloped discoveries if, in our judgment, it is likely that development plans will be approved in the foreseeable future. In assessing the propriety of releasing an existing valuation allowance, we consider the preponderance of evidence concerning the realization of the impaired deferred tax asset.

        Additionally, we must consider any prudent and feasible tax planning strategies that might minimize the amount of deferred tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets, if we can implement these strategies and if we expect to implement these strategies in the event the forecasted conditions actually occurred. The principal tax planning strategy available to us relates to the permanent reinvestment of the earnings of our foreign subsidiaries. Assumptions related to the permanent reinvestment of the earnings of our foreign subsidiaries are reconsidered quarterly to give effect to changes in our portfolio of producing properties and in our tax profile.

Pensions and Other Postretirement Benefit Obligations

        Accounting for pension and other postretirement benefit obligations involves numerous assumptions, the most significant of which relate to the following:

  •
  the discount rate for measuring the present value of future plan obligations;

  •
  the expected long-term return on plan assets;

  •
  the rate of future increases in compensation levels; and

  •
  health care cost projections.

        We develop our demographics and utilize the work of third-party actuaries to assist in the measurement of these obligations. We have selected different discount rates for our funded U.S. pension plans and our unfunded U.S. retiree health plans due to the different projected liability durations of 9 years and 13 years. In determining the assumed discount rates, our methods include a review of market yields on high-quality corporate debt and use of our third-party actuary's discount rate modeling tool. This tool applies a yield curve to the projected benefit plan cash flows using a hypothetical Aa yield curve. The yield curve represents a series of annualized individual discount rates from 1.5 to 30 years. The bonds used are rated Aa or higher by a recognized rating agency and only non-callable bonds are included. Each issue is required to have at least $150 million par value outstanding. The top quartile bonds are selected within each maturity group to construct the yield curve.

38

        The asset rate of return assumption considers the asset mix of the plans (currently targeted at approximately 75 percent equity securities and 25 percent debt securities for the funded pension plans), past performance and other factors. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. Our assumptions are compared to those of peer companies and to historical returns for reasonableness and appropriateness.

        Compensation increase assumptions are based on historical experience, anticipated future management actions and demographics of the benefit plans.

        Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

        Note 24 to the consolidated financial statements includes detailed information about the assumptions used to calculate the components of our defined benefit pension and other postretirement plan expense for 2006, 2005 and 2004, as well as the obligations and accumulated other comprehensive income reported on the balance sheets as of December 31, 2006 and 2005.

        Of the assumptions used to measure the December 31, 2006 obligations and estimated 2007 net periodic benefit cost, the discount rate has the most significant effect on the periodic benefit cost reported for the plans. A 0.25 percent decrease in the discount rates of 5.80 percent for our U.S. pension plans and 5.90 percent for our other U.S. postretirement benefit plans would increase pension obligations and other postretirement benefit plan obligations by $93 million and $28 million and would increase defined benefit pension expense and other postretirement plan expense by $13 million and $2 million.

        In 2006, we made certain plan design changes which included an update of the mortality table used in the plans' definition of actuarial equivalence and lump sum calculations and a 20 percent retiree cost of living adjustment for annuitants. This change increased our benefit obligations by $117 million. In 2005, we decreased our retirement age assumption by two years and also increased our lump sum election rate from 90 percent to 96 percent based on changing trends in our experience. This change increased our benefit obligations by $109 million.

Contingent Liabilities

        We accrue contingent liabilities for income and other tax deficiencies, environmental remediation, product liability claims and litigation claims when such contingencies are probable and estimable. Actual costs can differ from estimates for many reasons. For instance, the costs from settlement of claims and litigation can vary from estimates based on differing interpretations of laws, opinions on responsibility and assessments of the amount of damages. Similarly, liabilities for environmental remediation may vary because of changes in laws, regulations and their interpretation; the determination of additional information on the extent and nature of site contamination; and improvements in technology. Our in-house legal counsel regularly assesses these contingent liabilities. In certain circumstances, outside legal counsel is utilized.

        A liability is recorded for these types of contingencies if we determine the loss to be both probable and estimable. We generally record these losses as cost of revenues or selling, general and administrative expenses in the consolidated statements of income, except for tax contingencies, which are recorded as other taxes or provision for income taxes. For additional information on contingent liabilities, see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies."

        An estimate of the sensitivity to net income if other assumptions had been used in recording these liabilities is not practical because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, in terms of both the probability of loss and the estimates of such loss.

Management's Discussion and Analysis of Results of Operations

Change in Accounting for Matching Buy/Sell Transactions

        Matching buy/sell transactions arise from arrangements in which we agree to buy a specified quantity and quality of crude oil or refined product to be delivered to a specified location while simultaneously agreeing to sell a specified quantity and quality of the same commodity at a specified location to the same counterparty. Prior to April 1, 2006, all matching buy/sell transactions were recorded as separate sale and purchase transactions, or on a "gross" basis. Effective for contracts entered into or modified on or after April 1, 2006, the income effects of matching buy/sell

39

transactions are reported in cost of revenues, or on a "net" basis. Transactions under contracts entered into before April 1, 2006 will continue to be reported on a "gross" basis.

        Each purchase and sale transaction has the characteristics of a separate legal transaction, including separate invoicing and cash settlement. Accordingly, we believed that we were required to account for these transactions separately. An accounting interpretation clarified the circumstances under which a matching buy/sell transaction should be viewed as a single transaction involving the exchange of inventory. For a further description of the accounting requirements and how they apply to matching buy/sell transactions, see Note 2 to the consolidated financial statements.

        This accounting change had no effect on net income but the amounts of revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

        Additionally, this accounting change impacts the comparability of certain operating statistics, most notably "refining and wholesale marketing gross margin per gallon." While this change does not have an effect on the refining and wholesale marketing gross margin (the numerator for calculating this statistic), sales volumes (the denominator for calculating this statistic) recognized after April 1, 2006 are less than the amount that would have been recognized under previous accounting practices because volumes related to matching buy/sell transactions under contracts entered into or modified on or after April 1, 2006 have been excluded. Accordingly, the resulting refining and wholesale marketing gross margin per gallon statistic will be higher than that same statistic calculated from amounts determined under previous accounting practices. The effect of this change on the refining and wholesale marketing gross margin per gallon for 2006 was not significant.

Consolidated Results of Operations

        Revenues for each of the last three years are summarized in the following table:

(In millions)	2006	2005	2004

E&P	$9,010	$8,009	$6,412
RM&T	55,941	56,003	43,630
IG	179	236	190

Segment revenues	65,130	64,248	50,232
Elimination of intersegment revenues	(688)	(876)	(668)
Gain (loss) on long-term U.K. gas contracts	454	(386)	(99)

Total revenues	$64,896	$62,986	$49,465

Items included in both revenues and costs and expenses:
Consumer excise taxes on petroleum products and merchandise	$4,979	$4,715	$4,463
Matching crude oil and refined product buy/sell transactions settled in cash:
E&P	$16	$123	$167
RM&T	5,441	12,513	9,075

Total buy/sell transactions included in revenues	$5,457	$12,636	$9,242

        E&P segment revenues increased $1.001 billion in 2006 from 2005 and $1.597 billion in 2005 from 2004. The 2006 increase was primarily in international revenues due to higher realized liquid hydrocarbon prices and sales volumes as illustrated in the table below. The largest liquid hydrocarbon sales volume increase was in Libya, where the first crude oil sales occurred in the first quarter of 2006 and where sales volumes averaged 54 mbpd in 2006, including a total of 8 mbpd that were owed to our account upon the resumption of our operations there. Revenues from domestic operations were flat from year to year. An 8 percent decrease in domestic net natural gas sales volumes, primarily as the result of the Camden Hills field in the Gulf of Mexico ceasing production in early 2006, almost completely offset the benefit of higher liquid hydrocarbon prices in 2006.

        The 2005 increase in E&P segment revenues over 2004 was primarily the result of higher worldwide liquid hydrocarbon and natural gas prices and international liquid hydrocarbon sales volumes partially offset by lower domestic natural gas and liquid hydrocarbon sales volumes as illustrated in the table below. The decline in domestic volumes in 2005 resulted primarily from weather-related downtime in the Gulf of Mexico and natural declines in field production rates.

40

E&P Operating Statistics

	2006	2005	2004

Net Liquid Hydrocarbon Sales (mbpd)(a)
United States	76	76	81
Europe	35	36	40
Africa	112	52	32

Total International(b)	147	88	72

Worldwide Continuing Operations	223	164	153
Discontinued Operations(c)	12	27	17

WORLDWIDE	235	191	170
Net Natural Gas Sales (mmcfd)(d)(e)
United States	532	578	631
Europe	243	262	292
Africa	72	92	76

Total International	315	354	368

WORLDWIDE	847	932	999
Total Worldwide Sales (mboepd)
Continuing operations	365	319	320
Discontinued operations	12	27	17

WORLDWIDE	377	346	337

Average Realizations(f)
Liquid Hydrocarbons ($ per bbl)
United States	$54.41	$45.41	$32.76
Europe	64.02	52.99	37.16
Africa	59.83	46.27	35.11
Total International	60.81	49.04	36.24
Worldwide Continuing Operations	58.63	47.35	34.40
Discontinued Operations	38.38	33.47	22.65
WORLDWIDE	$57.58	$45.42	$33.31
Natural Gas ($ per mcf)
United States	$5.76	$6.42	$4.89
Europe	6.74	5.70	4.13
Africa	0.27	0.25	0.25
Total International	5.27	4.28	3.33
WORLDWIDE	$5.58	$5.61	$4.31

(a)
Includes crude oil, condensate and natural gas liquids.
(b)
Represents equity tanker liftings and direct deliveries of liquid hydrocarbons. The amounts correspond with the basis for fiscal settlements with governments. Crude oil purchases, if any, from host governments are excluded.
(c)
Represents Marathon's Russian oil exploration and production businesses that were sold in June 2006.
(d)
Represents net sales after royalties, except for Ireland where amounts are before royalties.
(e)
Includes natural gas acquired for injection and subsequent resale of 46, 38, and 19 mmcfd in 2006, 2005 and 2004, respectively. Effective July 1, 2005, the methodology for allocating sales volumes between natural gas produced from the Brae complex and third-party natural gas production was modified, resulting in an increase in volumes representing natural gas acquired for injection and subsequent resale.
(f)
Excludes gains and losses on traditional derivative instruments and the unrealized effects of long-term U.K. natural gas contracts that are accounted for as derivatives.

        E&P segment revenues included derivative gains of $25 million and $7 million in 2006 and 2005, and derivative losses of $152 million in 2004. Excluded from E&P segment revenues were gains of $454 million in 2006 and losses of $386 million and $99 million in 2005 and 2004 related to long-term natural gas sales contracts in the United Kingdom that are accounted for as derivative instruments. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" on page 56.

        RM&T segment revenues decreased by $62 million in 2006 from 2005 and increased by $12.373 billion in 2005 from 2004. The portion of RM&T revenues reported for matching buy/sell transactions decreased $7.072 billion and increased $3.438 billion in the same periods. The decrease in revenues from matching buy/sell transactions in 2006 was a result of the change in accounting for these transactions effective April 1, 2006, discussed above. Excluding matching buy/sell transactions, 2006 revenues increased primarily as a result of higher refined product prices and sales volumes. The 2005 increase primarily reflected higher refined product and crude oil prices and increased refined product sales volumes, partially offset by decreased crude oil sales volumes.

41

        For additional information on segment results see page 43.

        Income from equity method investments increased by $126 million in 2006 from 2005 and increased by $98 million in 2005 from 2004. Income from our LPG operations in Equatorial Guinea increased in both periods due to higher sales volumes as a result of the plant expansions completed in 2005. The increase in 2005 also included higher PTC income as a result of higher distillate gross margins.

        Cost of revenues increased $4.609 billion in 2006 from 2005 and $7.106 billion in 2005 from 2004. In both periods the increases were primarily in the RM&T segment and resulted from increases in acquisition costs of crude oil, refinery charge and blend stocks and purchased refined products. The increase in both periods was also impacted by higher manufacturing expenses, primarily the result of higher contract services and labor costs in 2006 and higher purchased energy costs in 2005.

        Purchases related to matching buy/sell transactions decreased $6.968 billion in 2006 from 2005 and increased $3.314 billion in 2005 from 2004, mostly in the RM&T segment. The decrease in 2006 was primarily related to the change in accounting for matching buy/sell transactions discussed above. The increase in 2005 was primarily due to increased crude oil prices.

        Depreciation, depletion and amortization increased $215 million in 2006 from 2005 and $125 million in 2005 from 2004. RM&T segment depreciation expense increased in both years as a result of the increase in asset value recorded for our acquisition of the 38 percent interest in MPC on June 30, 2005. In addition, the Detroit refinery expansion completed in the fourth quarter of 2005 contributed to the RM&T depreciation expense increase in 2006. E&P segment depreciation expense for 2006 included a $20 million impairment of capitalized costs related to the Camden Hills field in the Gulf of Mexico and the associated Canyon Express pipeline. Natural gas production from the Camden Hills field ended in 2006 as a result of increased water production from the well.

        Selling, general and administrative expenses increased $73 million in 2006 from 2005 and $134 million in 2005 from 2004. The 2006 increase was primarily because personnel and staffing costs increased throughout the year primarily as a result of variable compensation arrangements and increased business activity. Partially offsetting these increases were reductions in stock-based compensation expense. The increase in 2005 was primarily a result of increased stock-based compensation expense, due to the increase in our stock price during that year as well as an increase in equity-based awards, which was partially offset by a decrease in expense as a result of severance and pension plan curtailment charges and start-up costs related to EGHoldings in 2004.

        Exploration expenses increased $148 million in 2006 from 2005 and $59 million in 2005 from 2004. Exploration expense related to dry wells and other write-offs totaled $166 million, $111 million and $47 million in 2006, 2005 and 2004. Exploration expense in 2006 also included $47 million for exiting the Cortland and Empire leases in Nova Scotia.

        Net interest and other financing costs (income) reflected a net $37 million of income for 2006, a favorable change of $183 million from the net $146 million expense in 2005. Net interest and other financing costs decreased $16 million in 2005 from 2004. The favorable changes in 2006 included increased interest income due to higher interest rates and average cash balances, foreign currency exchange gains, adjustments to interest on tax issues and greater capitalized interest. The decrease in expense for 2005 was primarily a result of increased interest income on higher average cash balances and greater capitalized interest, partially offset by increased interest on potential tax deficiencies and higher foreign exchange losses. Included in net interest and other financing costs (income) are foreign currency gains of $16 million, losses of $17 million and gains of $9 million for 2006, 2005 and 2004.

        Minority interest in income of MPC decreased $148 million in 2005 from 2004 due to our acquisition of the 38 percent interest in MPC on June 30, 2005.

        Provision for income taxes increased $2.308 billion in 2006 from 2005 and $979 million in 2005 from 2004, primarily due to the $4.259 billion and $2.691 billion increases in income from continuing operations before income taxes. The increase in our effective income tax rate in 2006 was primarily a result of the income taxes related to our Libyan operations, where the statutory income tax rate is in excess of 90 percent. The following is an analysis of the effective income tax rates for continuing operations for 2006, 2005 and 2004. See Note 11 to the consolidated financial statements for further discussion.

	2006	2005	2004

Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Effects of foreign operations, including foreign tax credits	9.9	(0.8)	0.5
State and local income taxes net of federal income tax effects	1.9	2.5	1.6
Other tax effects	(2.0)	(0.4)	(0.9)

Effective income tax rate for continuing operations	44.8%	36.3%	36.2%

42

        Discontinued operations for all periods reflects the operations of our former Russian oil exploration and production businesses which were sold in June 2006. An after-tax gain on the disposal of $243 million is included in discontinued operations for 2006. See Note 7 to the consolidated financial statements for additional information. Also included in 2004 is a $4 million adjustment to the gain on the 2003 sale of our exploration and production operations in western Canada.

        Cumulative effect of change in accounting principle in 2005 was an unfavorable effect of $19 million, net of taxes of $12 million, representing the adoption of Financial Accounting Standards Board Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143," as of December 31, 2005.

Segment Results

        Effective January 1, 2006, we revised our measure of segment income to include the effects of minority interests and income taxes related to the segments. In addition, the results of activities primarily associated with the marketing of our equity natural gas production, which had been presented as part of the integrated gas segment prior to 2006, are now included in the exploration and production segment. Segment results for all periods presented reflect these changes.

        As discussed in Note 7 to the consolidated financial statements, we sold our Russian oil exploration and production businesses during 2006. The activities of these operations have been reported as discontinued operations and therefore are excluded from segment results for all periods presented.

        Segment income for each of the last three years is summarized and reconciled to net income in the following table.

(In millions)	2006	2005	2004

E&P
Domestic	$873	$983	$674
International	1,130	904	416

E&P segment income	2,003	1,887	1,090
RM&T	2,795	1,628	568
IG	16	55	37

Segment income	4,814	3,570	1,695
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(212)	(377)	(327)
Gain (loss) on long-term U.K. natural gas contracts(a)	232	(223)	(57)
Discontinued operations	277	45	(33)
Gain on disposition of Syria interest	31	–	–
Deferred income taxes – tax legislation changes	21	15	–
– other adjustments(b)	93	–	–
Loss on early extinguishment of debt	(22)	–	–
Gain on sale of minority interests in EGHoldings	–	21	–
Corporate insurance adjustment(c)	–	–	(17)
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261

(a)
Amounts relate to long-term natural gas contracts in the United Kingdom that are accounted for as derivative instruments and recorded at fair value. See "Critical Accounting Estimates – Fair Value Estimates" on page 37 for further discussion.
(b)
Other deferred tax adjustments in 2006 represent a benefit recorded for cumulative income tax basis differences associated with prior periods.
(c)
Insurance expense in 2004 related to estimated future obligations to make certain insurance premium payments related to past loss experience.

        United States E&P income decreased $110 million in 2006 from 2005. This was the result of a $182 million decline in pretax income, partially offset by a slight reduction in the effective income tax rate from 37 percent in 2005 to 36 percent in 2006. The decrease in pretax income was due to increases in variable production costs, exploration expenses, property impairments and depreciation, depletion and amortization. Exploration expenses in 2006 were $51 million higher than in 2005, with half of the increase related to a Gulf of Mexico exploratory dry well. As discussed above, U.S. E&P revenues were flat from 2005 to 2006.

        U.S. E&P income increased $309 million in 2005 from 2004. This was the result of a $917 million pretax income increase primarily due to higher revenues as discussed above. The effective income tax rate was 37 percent in both

43

years. Our cost of storm-related repairs as a result of 2005 hurricane activity in the Gulf of Mexico was not significant and our Gulf of Mexico production quickly returned to pre-storm levels. In late September 2004, certain production platforms in the Gulf of Mexico were evacuated due to hurricane activity. All facilities were back on line by October 1, 2004 with the exception of the Petronius platform which came back on line in March 2005. As a result of the damage to the Petronius platform, we recorded expense of $11 million in 2004 representing repair costs incurred, partially offset by the net effects of the property damage insurance recoveries and the related retrospective insurance premiums. We recorded income of $53 million in 2005 and $34 million in 2004 for business interruption insurance recoveries.

        International E&P income increased $226 million in 2006 from 2005, reflecting an increase in pretax income of $1.639 billion and an increase in the effective tax rate from 34 percent in 2005 to 62 percent in 2006. The revenue increase discussed above, primarily related to higher liquid hydrocarbon sales volumes and prices in Libya, had the most significant impact on pretax income. Depreciation, depletion and amortization and other variable costs increased with increased production to partially offset the revenue increase. Exploration expenses also increased $97 million in 2006 compared to 2005. Exploration expense related to dry wells and other write-offs was $68 million in 2006 and $44 million in 2005. Also included in 2006 exploration expense was $47 million for exiting the Cortland and Empire leases in Nova Scotia. The increase in the effective income tax rate was primarily the result of the income taxes related to our Libyan operations, where the statutory income tax rate is in excess of 90 percent, and the 2006 increase in the U.K. supplemental corporation tax rate from 10 percent to 20 percent.

        International E&P income increased $488 million in 2005 from 2004, reflecting an increase in pretax income of $740 million and an effective income tax rate of 37 percent in both years. The revenue increase discussed above had the most significant impact on pretax income. Increases in production costs and depletion, depreciation and amortization related primarily to increased production partially offset the benefit of higher revenue. Exploration expenses were also higher in 2005.

        RM&T segment income increased $1.167 billion in 2006 from 2005 and $1.060 billion in 2005 from 2004. Segment income in 2006 and 2005 benefited from the 38 percent minority interest in MPC that we acquired on June 30, 2005. Pre-tax income increased by $1.802 billion in 2006 from 2005 and $1.766 billion in 2005 from 2004. The pretax earnings reduction related to the minority interest was $376 million in 2005 and $539 million in 2004. The key driver of the increase in RM&T pretax income in both years was our refining and wholesale marketing gross margin which averaged 22.88 cents per gallon in 2006 compared to 15.82 cents in 2005 and 8.77 cents in 2004. The increase in the margin for 2006 reflected wider crack spreads, improved refined product sales realizations, the favorable effects of our ethanol blending program and increased refinery throughputs. In 2005, the margin improved initially due to wider sweet/sour crude oil differentials and later due to the temporary impact that Hurricanes Katrina and Rita had on refined product prices and concerns about the adequacy of distillate supplies heading into that winter.

        Included in the refining and wholesale marketing gross margin were pretax gains of $400 million in 2006 and pretax losses of $238 million in 2005 and $272 million in 2004 related to derivatives utilized primarily to manage price risk. These derivative gains and losses are largely offset by gains and losses on the physical commodity transactions related to these derivative positions. The change from derivative losses to derivative gains reflects both improvements in the realized effects of our derivatives programs as well as unrealized effects as a result of marking open derivatives positions to market. See further discussion under "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

        We averaged 980 mbpd of crude oil throughput in 2006, or 101 percent of system capacity. We averaged 973 mbpd of crude oil throughput in 2005 and 939 mbpd in 2004, representing 102 percent and 99 percent of system capacity for those years. Our capacity increased in 2005 as a result of the Detroit refinery expansion from 74 to 100 mbpd.

        The following table includes certain key operating statistics for the RM&T segment for each of the last three years.

RM&T Operating Statistics

	2006	2005	2004

Refining and wholesale marketing gross margin ($ per gallon)(a)	$0.2288	$0.1582	$0.0877
Refined products sales volumes (mbpd)(b)(c)	1,425	1,455	1,400
Matching buy/sell volumes included in refined products sales volumes (mbpd)(c)	24	77	71

(a)
Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
(b)
Total average daily volumes of refined product sales to wholesale, branded and retail (SSA) customers.
(c)
On April 1, 2006, we changed our accounting for matching buy/sell transactions as a result of a new accounting standard. This change resulted in lower refined product sales volumes for the remainder of 2006 than would have been reported under the previous accounting practices. See Note 2 to the consolidated financial statements.

44

        IG segment income decreased $39 million in 2006 from 2005 compared to an increase of $18 million in 2005 from 2004. In 2006, a $17 million pretax loss was recognized as a result of the renegotiation of a technology agreement and income from our equity method investment in AMPCO was lower due to plant downtime during a planned turnaround and subsequent compressor repair, partially offset by higher realized methanol prices. The provision for income taxes also increased $15 million in 2006.

Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity

Financial Condition

        Net property, plant and equipment increased $1.642 billion in 2006 primarily as a result of the capital expenditures and the additional capitalized asset retirement costs discussed below. Net property, plant and equipment as of the end of the last two years is summarized in the following table.

(In millions)	2006	2005

E&P
Domestic	$3,636	$2,811
International	4,879	4,737

Total E&P	8,515	7,548
RM&T	6,452	6,113
IG	1,378	1,145
Corporate	308	205

Total	$16,653	$15,011

        Asset retirement obligations increased $333 million in 2006 from 2005 primarily due to upward revisions of previous estimates related to increasing cost estimates, primarily in the United Kingdom, and to the accrual of obligations for new properties, primarily the Alvheim/Vilje development in Norway and the LNG production facility in Equatorial Guinea.

Cash Flows

        Net cash provided from operating activities totaled $5.488 billion in 2006, compared with $4.738 billion in 2005 and $3.766 billion in 2004. The $750 million increase in 2006 primarily reflects the impact of higher net income, partially offset by contributions of $635 million to our funded defined benefit pension plans and working capital changes. The 2005 increase mainly resulted from higher net income, partially offset by the effects of receivables which were transferred to Ashland at the Acquisition date.

        Net cash used in investing activities totaled $2.955 billion in 2006, compared with $3.127 billion in 2005 and $2.324 billion in 2004. Significant investing activities include capital expenditures, acquisitions of businesses and asset disposals.

        Capital expenditures by segment for continuing operations for each of the last three years are summarized in the following table.

(In millions)	2006	2005	2004

E&P
Domestic	$1,302	$638	$405
International	867	728	435

Total E&P	2,169	1,366	840
RM&T	916	841	794
IG	307	571	488
Corporate	41	18	19

Total	$3,433	$2,796	$2,141

        The $637 million increase in capital expenditures in 2006 over 2005 primarily resulted from increased spending in the E&P segment and primarily relates to significant acreage acquisitions in the Bakken Shale in North Dakota and eastern Montana and the Piceance Basin of Colorado, as well as to continued work on the Alvheim/Vilje development offshore Norway and the Neptune development in the Gulf of Mexico. The $264 million decrease in integrated gas spending reflects the fact that the LNG production facility in Equatorial Guinea is nearing completion. The $655 million increase in 2005 capital expenditures over 2004 mainly resulted from increased spending related to the Alvheim development and the Equatorial Guinea LNG production facility.

45

        Acquisitions in 2006 primarily included cash payments of $718 million associated with our re-entry into Libya. Acquisitions in 2005 included cash payments of $506 million for the acquisition of Ashland's 38 percent ownership in MPC. For further discussion of acquisitions, see Note 6 to the consolidated financial statements.

        Disposal of assets and of discontinued operations totaled $966 million in 2006, compared with $131 million in 2005 and $76 million in 2004. Proceeds of $832 million from the disposal of discontinued operations in 2006 related to the sale of our Russian exploration and production businesses in June 2006. In 2006, other disposals of assets included proceeds from the sale of 90 percent of our interest in Syrian natural gas fields, SSA stores and other domestic production and transportation assets. In 2005 and 2004, proceeds were primarily from the sale of various domestic producing properties and SSA stores.

        Net cash used in financing activities totaled $2.581 billion in 2006, compared with $2.345 billion in 2005, and net cash provided of $527 million in 2004. Significant uses of cash in financing activities during 2006 included common stock repurchases under a previously announced plan, which is discussed under Liquidity and Capital Resources, dividend payments, the repayment of our 6.65% notes that matured during 2006 and the early extinguishment of portions of our outstanding debt. The most significant use of cash in 2005 was related to the repayment of $1.920 billion of debt assumed as a part of the acquisition of Ashland's 38 percent of MPC. In 2004, cash provided from financing activities was primarily related to the issuance of 34,500,000 shares of common stock on March 31, 2004, resulting in net proceeds of $1.004 billion. The change from 2004 to 2005 also included an increase in dividends paid and distributions to the minority shareholder of MPC prior to the Acquisition, net of an increase in contributions from the minority shareholders of EGHoldings.

Derivative Instruments

        See "Quantitative and Qualitative Disclosures about Market Risk" on page 56, for a discussion of derivative instruments and associated market risk.

Dividends to Stockholders

        Dividends of $1.53 per common share or $548 million were paid during 2006. On January 29, 2007, our Board of Directors declared a dividend of $0.40 cents per share on our common stock, payable March 12, 2007, to stockholders of record at the close of business on February 21, 2007.

Liquidity and Capital Resources

        Our main sources of liquidity and capital resources are internally generated cash flow from operations, committed credit facilities and access to both the debt and equity capital markets. Our ability to access the debt capital market is supported by our investment grade credit ratings. Our senior unsecured debt is currently rated investment grade by Standard and Poor's Corporation, Moody's Investor Services, Inc. and Fitch Ratings with ratings of BBB+, Baa1, and BBB+. Because of the liquidity and capital resource alternatives available to us, including internally generated cash flow, we believe that our short-term and long-term liquidity is adequate to fund operations, including our capital spending programs, stock repurchase program, repayment of debt maturities and any amounts that may ultimately be paid in connection with contingencies.

        During 2006, we entered into an amendment to our $1.5 billion five-year revolving credit agreement, expanding the size of the facility to $2.0 billion and extending the termination date from May 2009 to May 2011. Concurrent with this amendment, the $500 million MPC revolving credit facility was terminated. At December 31, 2006, there were no borrowings against this facility. At December 31, 2006, we had no commercial paper outstanding under our U.S. commercial paper program that is backed by the five-year revolving credit facility.

        During 2006 we entered into a loan agreement which allows borrowings of up to $525 million from the Norwegian export credit agency based upon the amount of qualifying purchases by Marathon of goods and services from Norwegian suppliers. The loan agreement provides for either a fixed or floating interest rate option at the time of the initial drawdown. Should we elect to borrow under the agreement, the initial drawdown can only occur in June 2007.

        As a condition of the closing agreements for the Acquisition, we are required to maintain MPC on a stand-alone basis financially through June 30, 2007. During this period of time, capital contributions into MPC are prohibited and MPC is prohibited from incurring additional debt, except for borrowings under an existing intercompany loan facility to fund an expansion project at MPC's Detroit refinery and in the event of limited extraordinary circumstances. There are no restrictions against MPC making intercompany loans or declaring dividends to its parent. We believe that the

46

existing cash balances of MPC and cash provided from its operations will be adequate to meet its stand-alone liquidity requirements over the remainder of this two-year period.

        As of December 31, 2006, there was $1.7 billion aggregate amount of common stock, preferred stock and other equity securities, debt securities, trust preferred securities or other securities, including securities convertible into or exchangeable for other equity or debt securities available to be issued under the $2.7 billion universal shelf registration statement filed with the Securities and Exchange Commission in 2002.

        Our cash-adjusted debt-to-capital ratio (total-debt-minus-cash to total-debt-plus-equity-minus-cash) was six percent at December 31, 2006, compared to 11 percent at year-end 2005 as shown below. This includes $519 million of debt that is serviced by United States Steel.

(Dollars in millions) December 31	2006	2005

Long-term debt due within one year	$471	$315
Long-term debt	3,061	3,698

Total debt	$3,532	$4,013
Cash	$2,585	$2,617
Equity	$14,607	$11,705

Calculation:
Total debt	$3,532	$4,013
Minus cash	2,585	2,617

Total debt minus cash	947	1,396

Total debt	3,532	4,013
Plus equity	14,607	11,705
Minus cash	2,585	2,617

Total debt plus equity minus cash	$15,554	$13,101

Cash-adjusted debt-to-capital ratio	6%	11%

        During 2006, we extinguished portions of our outstanding debt with a total face value of $162 million. The debt was repurchased at a weighted average price equal to 122 percent of face value. We will continue to evaluate debt repurchase opportunities as they arise.

        Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies.

Stock Repurchase Program

        In January 2006, we announced a $2 billion share repurchase program. In January 2007, our Board of Directors authorized the extension of this share repurchase program by an additional $500 million. As of February 21, 2007, we had repurchased 24.2 million common shares at a cost of $2 billion. We anticipate completing the additional $500 million in share repurchases during the first half of 2007. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. We will use cash on hand, cash generated from operations or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion.

        The forward-looking statements about our common stock repurchase program are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Some factors that could cause actual results to differ materially are changes in prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

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Contractual Cash Obligations

        The table below provides aggregated information on our obligations to make future payments under existing contracts as of December 31, 2006.

Summary of Contractual Cash Obligations

(In millions)	Total	2007	2008- 2009	2010- 2011	Later Years

Long-term debt (excludes interest)(a)(b)	$3,398	$450	$400	$143	$2,405
Sale-leaseback financing (includes imputed interest)(a)	75	20	22	22	11
Capital lease obligations(a)	141	16	33	33	59
Operating lease obligations(a)	851	154	286	158	253
Operating lease obligations under sublease(a)	32	5	11	11	5
Purchase obligations:
Crude oil, refinery feedstock, refined product and ethanol contracts(c)	14,419	12,588	852	655	324
Transportation and related contracts	1,445	515	323	201	406
Contracts to acquire property, plant and equipment	1,703	935	719	37	12
LNG terminal operating costs(d)	178	13	24	25	116
Service and materials contracts(e)	602	210	231	81	80
Unconditional purchase obligations(f)	62	7	14	14	27
Commitments for oil and gas exploration (non-capital)(g)	100	57	31	2	10

Total purchase obligations	18,509	14,325	2,194	1,015	975
Other long-term liabilities reported in the consolidated balance sheet:
Defined benefit postretirement plan obligations(h)	1,627	97	164	276	1,090

Total contractual cash obligations(i)	$24,633	$15,067	$3,110	$1,658	$4,798

(a)
Upon the Separation, United States Steel assumed certain debt and lease obligations. Such amounts are included in the above table because Marathon remains primarily liable.
(b)
We anticipate cash payments for interest of $227 million for 2007, $364 million for 2008-2009, $357 million for 2010-2011 and $1.387 billion for the remaining years for a total of $2.335 billion.
(c)
The majority of these contractual obligations as of December 31, 2006 relate to contracts to be satisfied within the first 180 days of 2007. These contracts include variable price arrangements and some contracts are accounted for as nontraditional derivatives.
(d)
We have acquired the right to deliver 58 bcf of natural gas per year to the Elba Island LNG re-gasification terminal. The agreement's primary term ends in 2021. Pursuant to this agreement, we are also committed to pay for a portion of the operating costs of the terminal.
(e)
Service and materials contracts include contracts to purchase services such as utilities, supplies and various other maintenance and operating services.
(f)
We are a party to a long-term transportation services agreement with Alliance Pipeline. This agreement is used by Alliance Pipeline to secure its financing. This arrangement represents an indirect guarantee of indebtedness. Therefore, this amount has also been disclosed as a guarantee. See Note 30 to the consolidated financial statements for a complete discussion of our guarantee.
(g)
Commitments for oil and gas exploration (non-capital) include estimated costs related to contractually obligated exploratory work programs that are expensed immediately, such as geological and geophysical costs.
(h)
We have obligations consisting of pensions and other postretirement benefits including medical and life insurance. We have estimated projected funding requirements through 2016.
(i)
Includes $581 million of contractual cash obligations that have been assumed by United States Steel. For additional information, see "Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity – Obligations Associated with the Separation of United States Steel – Summary of Contractual Cash Obligations Assumed by United States Steel" on page 49.

Off-Balance Sheet Arrangements

        Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under generally accepted accounting principles. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources; and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on liquidity and capital resources.

        We have provided various forms of guarantees to unconsolidated affiliates, United States Steel and others. These arrangements are described in Note 30 to the consolidated financial statements.

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We are a party to an agreement that would require us to purchase, under certain circumstances, the interest in Pilot Travel Centers LLC ("PTC") not currently owned. This put/call agreement is described in Note 30 to the consolidated financial statements.

Nonrecourse Indebtedness of Investees

        Certain of our investees have incurred indebtedness that we do not support through guarantees or otherwise. If we were obligated to share in this debt on a pro rata ownership basis, our share would have been $340 million as of December 31, 2006. Of this amount, $217 million relates to PTC. If any of these investees default, we have no obligation to support the debt. Our partner in PTC has guaranteed $75 million of the total PTC debt.

Obligations Associated with the Separation of United States Steel

        On December 31, 2001, we disposed of our steel business through a tax-free distribution of the common stock of our wholly owned subsidiary, United States Steel, to holders of our USX – U. S. Steel Group class of common stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis.

        We remain obligated (primarily or contingently) for certain debt and other financial arrangements for which United States Steel has assumed responsibility for repayment under the terms of the Separation. United States Steel's obligations to Marathon are general unsecured obligations that rank equal to United States Steel's accounts payable and other general unsecured obligations. If United States Steel fails to satisfy these obligations, we would become responsible for repayment. Under the Financial Matters Agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests. However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed leases, other than extensions set forth in the terms of the assumed leases.

        As of December 31, 2006, we have identified the following obligations totaling $564 million that have been assumed by United States Steel:

  •
  $415 million of industrial revenue bonds related to environmental improvement projects for current and former United States Steel facilities, with maturities ranging from 2009 through 2033. Accrued interest payable on these bonds was $11 million at December 31, 2006.

  •
  $60 million of sale-leaseback financing under a lease for equipment at United States Steel's Fairfield Works, with a term extending to 2012, subject to extensions. There was no accrued interest payable on this financing at December 31, 2006.

  •
  $44 million of obligations under a lease for equipment at United States Steel's Clairton coke-making facility, with a term extending to 2012. There was no accrued interest payable on this financing at December 31, 2006.

  •
  $34 million of operating lease obligations, $31 million of which was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel.

  •
  A guarantee of all obligations of United States Steel as general partner of Clairton 1314B Partnership, L.P. to the limited partners. United States Steel has reported that it currently has no unpaid outstanding obligations to the limited partners. For further discussion of the Clairton 1314B guarantee, see Note 3 to the consolidated financial statements.

        Of the total $564 million, obligations of $530 million and corresponding receivables from United States Steel were recorded on our consolidated balance sheet as of December 31, 2006 (current portion – $32 million; long-term portion – $498 million). The remaining $34 million was related to off-balance sheet arrangements and contingent liabilities of United States Steel.

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        The table below provides aggregated information on the portion of our obligations to make future payments under existing contracts that have been assumed by United States Steel as of December 31, 2006:

Summary of Contractual Cash Obligations Assumed by United States Steel

(In millions)	Total	2007	2008- 2009	2010- 2011	Later Years

Contractual obligations assumed by United States Steel
Long-term debt(a)	$415	$–	$–	$–	$415
Sale-leaseback financing (includes imputed interest)	75	20	22	22	11
Capital lease obligations	58	10	19	19	10
Operating lease obligations	3	3	–	–	–
Operating lease obligations under sublease	30	5	10	10	5

Total contractual obligations assumed by United States Steel	$581	$38	$51	$51	$441

(a)
We anticipate cash payments for interest of $23 million for 2007, $46 million for 2008-2009, $45 million for 2010-2011 and $239 million for the later years to be assumed by United States Steel.

        Marathon and United States Steel have entered into a tax sharing agreement that allocates tax liabilities relating to taxable periods ended on or before December 31, 2001. In 2006 and 2005, in accordance with the terms of the tax sharing agreement, we paid $35 million and $6 million to United States Steel in connection with the settlement with the Internal Revenue Service of the consolidated federal income tax returns of USX Corporation for the years 1995 through 2001. The final payment of $13 million to United States Steel related to U.S. federal income tax returns under the tax sharing agreement was made in January 2007.

        United States Steel reported in its Form 10-K for the year ended December 31, 2006, that it has significant restrictive covenants related to its indebtedness including cross-default and cross-acceleration clauses on selected debt that could have an adverse effect on its financial position and liquidity. However, United States Steel management believes that its liquidity will be adequate to satisfy its obligations for the foreseeable future.

Transactions with Related Parties

        We own a 63 percent working interest in the Alba field offshore Equatorial Guinea. We own a 52 percent interest in an onshore LPG processing plant in EG through an equity method investee, Alba Plant LLC. Additionally, we own a 45 percent interest in an onshore methanol production plant through AMPCO, an equity method investee. We sell our marketed natural gas from the Alba field to Alba Plant LLC and AMPCO. AMPCO uses the natural gas to manufacture methanol and sells the methanol through another equity method investee, AMPCO Marketing LLC.

        Sales to our 50 percent equity method investee, PTC, which consists primarily of refined petroleum products, accounted for two percent or less of our total sales revenue for 2006, 2005 and 2004. PTC is the largest travel center network in the United States and operates 269 travel centers in the United States and Canada. Prior to the Acquisition on June 30, 2005, Ashland was a related party as a result of its 38 percent minority interest in MPC. During that time, we sold refined petroleum products consisting mainly of petrochemicals, base lube oils and asphalt to Ashland. Our sales to Ashland accounted for less than one percent of our total sales revenue for 2005 and 2004. We believe that these transactions were conducted under terms comparable to those with unrelated parties.

        Marathon holds a 60 percent interest, SONAGAS holds a 25 percent interest, Mitsui holds an 8.5 percent interest and Marubeni holds a 6.5 percent interest in EGHoldings. As of December 31, 2006, total expenditures of $1.363 billion, including $1.300 billion of capital expenditures, related to the Equatorial Guinea LNG production facility have been incurred. Cash of $234 million held in escrow to fund future contributions from SONAGAS to EGHoldings is classified as restricted cash and is included in investments and long-term receivables as of December 31, 2006. Our current receivables from and payables to the interest holders in EGHoldings are $13 million and $232 million as of December 31, 2006, including a payable to SONAGAS of $229 million.

Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies

        We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and

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location of its operating facilities, marketing areas, production processes and whether it is also engaged in the petrochemical business or the marine transportation of crude oil and refined products.

        Our environmental expenditures for each of the last three years were(a):

(In millions)	2006	2005	2004

Capital	$166	$390	$433
Compliance
Operating & maintenance	319	250	215
Remediation(b)	20	25	32

Total	$505	$665	$680

(a)
Amounts are determined based on American Petroleum Institute survey guidelines.
(b)
These amounts include spending charged against remediation reserves, where permissible, but exclude non-cash provisions recorded for environmental remediation.

        Our environmental capital expenditures accounted for 5 percent of capital expenditures for continuing operations in 2006, 14 percent in 2005 and 20 percent in 2004.

        We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

        New or expanded environmental requirements, which could increase our environmental costs, may arise in the future. We comply with all legal requirements regarding the environment, but since not all of them are fixed or presently determinable (even under existing legislation) and may be affected by future legislation or regulations, it is not possible to predict all of the ultimate costs of compliance, including remediation costs that may be incurred and penalties that may be imposed.

        Our environmental capital expenditures are expected to be approximately $159 million or 8 percent of capital expenditures in 2007. Predictions beyond 2007 can only be broad-based estimates, which have varied, and will continue to vary, due to the ongoing evolution of specific regulatory requirements, the possible imposition of more stringent requirements and the availability of new technologies, among other matters. Based on currently identified projects, we anticipate that environmental capital expenditures will be approximately $277 million in 2008; however, actual expenditures may vary as the number and scope of environmental projects are revised as a result of improved technology or changes in regulatory requirements and could increase if additional projects are identified or additional requirements are imposed.

        Of particular significance to our refining operations were U.S. EPA regulations that required reduced sulfur levels starting in 2004 for gasoline and 2006 for diesel fuel. We achieved compliance with these regulations and began production of ultra-low sulfur diesel fuel for on-road use prior to the June 1, 2006 deadline. The cost of achieving compliance with these regulations was approximately $850 million. We will also be spending approximately $250 million from 2006 through 2010 to produce ultra-low sulfur diesel fuel for off-road use. Further, we estimate that we will spend approximately $400 million over a four-year period beginning in 2008 to comply with Mobile Source Air Toxics II regulations relating to benzene. This is a preliminary estimate as the Mobile Source Air Toxics II regulations should be finalized in the first half of 2007.

        During 2001, MPC entered into a New Source Review consent decree and settlement of alleged Clean Air Act and other violations with the EPA covering all of its refineries. The settlement committed MPC to specific control technologies and implementation schedules for environmental expenditures and improvements to its refineries over approximately an eight-year period. In addition, MPC has been working on certain agreed upon supplemental environmental projects as part of this settlement of an enforcement action for alleged CAA violations and these have been substantially completed.

        The oil industry across the U.K. continental shelf is making reductions in the amount of oil in its produced water discharges pursuant to the Department of Trade and Industry initiative under the Oil Pollution Prevention and Control Regulations ("OSPAR") of 2005. In compliance with these regulations, we have almost completed our OSPAR project for the Brae field to make the required reductions of oil in its produced water discharges. Our share of capital costs for the project is $7 million.

        For information on legal proceedings related to environmental matters, see "Item 3. Legal Proceedings."

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Outlook

Capital, Investment and Exploration Budget

        We approved a capital, investment and exploration budget of $4.242 billion for 2007, which includes budgeted capital expenditures of $3.886 billion. This represents a 16 percent increase over 2006 actual spending. The primary focus of the 2007 budget is to find additional oil and natural gas reserves, develop existing fields, strengthen RM&T assets and continue implementation of the integrated gas strategy. The budget includes worldwide production spending of $1.429 billion primarily in the United States, Norway, Libya and Ireland. The worldwide exploration budget of $802 million includes plans to drill 14 to 17 significant exploration or appraisal wells. Other activities will focus primarily on areas within or adjacent to our onshore producing properties in the United States. The budget includes $1.464 billion for RM&T, primarily for refining projects including the 180 mbpd Garyville refinery expansion project and the FEED for a potential Detroit refinery heavy oil upgrading project which would allow us to process increased volumes of Canadian oil sands production. The RM&T budget also includes increased investments in transportation and logistics, a strategically important area of the business, including the expansion of our ethanol blending capabilities at terminals in the Midwest and Southeast. The integrated gas budget of $331 million is primarily for completion of the LNG processing facility in Equatorial Guinea, as well as FEED expenditures associated with a potential expansion of that facility. The remaining $216 million is designated for capitalized interest and corporate activities.

Exploration and Production

        The seven announced discoveries in 2006 (six in deepwater Angola and one in Norway) resulted from our balanced exploration strategy which places an emphasis on near-term production opportunities, while retaining an appropriate exposure to longer-term options. Major exploration activities, which are currently underway or under evaluation, include those:

  •
  offshore Angola, where we have participated in 13 discoveries on Block 31, in which we hold a 10 percent outside-operated interest. In 2006, we announced the Urano, Titania and Terra discoveries, as well as an unnamed discovery. Current plans call for a potential development area in the northeastern part of Block 31, which encompasses the Plutao, Saturno, Marte, Venus and Terra discoveries. The remaining discoveries are being evaluated for potential development. We have secured rig capacity for and plan to participate in exploration wells on Block 31 during 2007;

  •
  offshore Angola on Block 32 in which we hold a 30 percent outside-operated interest and where we participated in five discoveries through 2006, Gindungo, Canela, Gengibre, Mostarda and Salsa, and announced two additional discoveries in 2007, Manjericao and Caril. These discoveries move Block 32 closer toward establishment of a commercial development. We have secured rig capacity for and plan to participate in exploration wells on Block 32 during 2007;

  •
  in Equatorial Guinea, where we are evaluating development scenarios for the Deep Luba and Gardenia discoveries on the Alba Block, one of which includes production through the Alba field infrastructure and the future LNG production facility on Bioko Island. We own a 63 percent interest in the Alba Block and serve as operator;

  •
  in Norway, where we now own interests in 15 licenses in the Norwegian sector of the North Sea and plan to drill one or two exploration wells during 2007; and

  •
  in the Gulf of Mexico, where we plan to participate in two to three exploration wells during 2007. We have secured rig capacity to drill two wells and our ability to drill the third well depends upon securing additional rig capacity.

        During 2006, we continued to make progress in advancing key development projects that will help serve as the basis for our production growth profile in the coming years. Major development and production activities currently underway or under evaluation include those:

  •
  in Libya, where we re-entered the Waha concessions at the end of 2005 and achieved first production in January 2006. We continue to work with our partners to maximize the potential of this major asset. We own a 16.33 percent outside-operated interest in the approximately 13 million acre Waha concessions;

  •
  in Norway, where our Alvheim/Vilje development will consist of a floating production, storage and offloading vessel with subsea infrastructure for five drill centers and associated flow lines. Construction on the project is nearly complete and commissioning has commenced. First production is expected during the second quarter 2007, at which time four wells will be available, and drilling activities will continue into 2008. A peak net production rate of 75 mboepd is expected in early 2008. The Alvheim development includes the Kneler, Boa

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    and Kameleon fields in which we own a 65 percent interest and serve as operator. We own a 47 percent outside-operated interest in the nearby Vilje discovery. Also, plans for development of the Volund discovery as a tie-back to the Alvheim development were approved by the Norwegian Government in early 2007. First production is expected from Volund in the second quarter of 2009. We own a 65 percent interest in Volund and serve as operator;

  •
  in the Gulf of Mexico, where the Neptune development is on target for first production by early 2008. We own a 30 percent outside-operated interest in Neptune;

  •
  in Ireland, where the Corrib natural gas development project has re-commenced and we expect first production in 2009. We own a 19 percent outside-operated interest in Corrib;

  •
  in the Piceance Basin where we plan to drill approximately 700 wells over the next ten years, with first production expected in late 2007; and

  •
  in the Bakken Shale where we plan to drill approximately 300 locations over the next five years.

        We estimate that our 2007 production available for sale will average approximately 390 to 425 mboepd, excluding the impact of acquisitions and dispositions. With the developments we have under construction, we estimate our production available for sale will grow to 465 to 520 mboepd by 2010, excluding acquisitions and dispositions. Projected liquid hydrocarbon and natural gas production available for sale is based on a number of assumptions, including (among others) pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, production decline rates of mature fields, timing of commencing production from new wells, drilling rig availability, inability or delay in obtaining necessary government and third-party approvals and permits, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the government or military response, and other geological, operating and economic considerations. These assumptions may prove to be inaccurate.

        In 2006, we issued a request for proposals to engage interested parties in a process that could lead to a Canadian oil sands venture. This process is intended to explore various commercial arrangements under which we would provide heavy Canadian oil sands crude oil processing capacity in exchange for an equity interest in a Canadian oil sands project through a joint venture, or other alternative business arrangements that potential partners may choose to propose.

        The above discussion includes forward-looking statements with respect to anticipated future exploratory and development drilling, the possibility of developing Blocks 31 and 32 offshore Angola, the timing of production from the Neptune development, the Piceance Basin, the combined Alvheim/Vilje development, the Volund field and the Corrib project. Some factors which could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. Except for the Alvheim/Vilje and Volund developments, the foregoing forward-looking statements may be further affected by the inability to or delay in obtaining necessary government and third-party approvals and permits. The possible developments in Blocks 31 and 32 could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. The above discussion also contains forward-looking statements concerning a potential Canadian oil sands venture. Factors that could affect the formation of a Canadian oil sands venture include unforeseen difficulty in negotiation of definitive agreements, results of front-end engineering and design work, inability or delay in obtaining necessary government and third-party approvals, continued favorable investment climate, and other geological, operating and economic considerations. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Refining, Marketing and Transportation

        Throughout 2006, we remained focused on our strategy of leveraging refining and marketing investments in core markets, as well as expanding and enhancing our asset base while controlling costs. Our 2006 average daily crude oil throughput exceeded the record throughput achieved in 2005.

        In 2006, our Board of Directors approved a projected $3.2 billion expansion of our Garyville refinery by 180 mbpd to 425 mbpd, which will increase our total refining capacity to 1.154 mmbpd. We recently received air permit approval from the Louisiana Department of Environmental Quality for this project and construction is expected to begin in mid-2007, with startup planned for the fourth quarter of 2009. When completed, this expansion will enable the refinery to provide an additional 7.5 million gallons of clean transportation fuels to the market each day.

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        We have also commenced front-end engineering and design for a potential heavy oil upgrading project at our Detroit refinery which would allow us to process increased volumes of Canadian oil sand production and are undertaking a feasibility study for a similar upgrading project at our Catlettsburg refinery.

        In 2006, we signed a definitive agreement forming a joint venture that will construct and operate one or more ethanol production plants. Our partner in the joint venture will provide the day-to-day management of the plants, as well as grain procurement, and distillers dried grain marketing and ethanol management services. This venture will enable us to maintain the reliability of a portion of our future ethanol supplies. Together with our partner, we selected the venture's initial plan site, Greenville, Ohio, and construction has commenced on a 110 million gallon per year ethanol facility. The facility is expected to be operational as soon as the first quarter of 2008.

        The above discussion includes forward-looking statements concerning the planned expansion of the Garyville refinery, potential heavy oil refining upgrading projects and a joint venture that would construct and operate ethanol plants. Some factors that could affect the Garyville expansion project and the ethanol plant construction, management and development include necessary government and third party approvals, transportation logistics, availability of materials and labor, unforeseen hazards such as weather conditions and other risks customarily associated with construction projects. The Garyville project may be further affected by crude oil supply. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could affect the heavy oil refining upgrading projects include unforeseen difficulty in negotiation of definitive agreements, results of front-end engineering and design work, approval of our Board of Directors, inability or delay in obtaining necessary government and third-party approvals, continued favorable investment climate, and other geological, operating and economic considerations.

Integrated Gas

        Construction of the LNG production facility in Equatorial Guinea continues ahead of its original schedule with the first shipments of LNG projected for the second quarter of 2007. Construction is nearly complete and commissioning has commenced. We own a 60 percent interest in Equatorial Guinea LNG Holdings Limited. We are currently seeking additional natural gas supplies to allow full utilization of this LNG facility, which is designed to have a higher capacity and a longer life than the current contract to supply 3.4 million metric tons per year for 17 years.

        Once the Equatorial Guinea LNG production facility commences its principal operations and begins to generate revenue, we must assess whether or not EGHoldings continues to be a variable interest entity ("VIE"). We consolidate EGHoldings because it is a VIE and we are its primary beneficiary. Despite the fact that we hold majority ownership, we would not consolidate EGHoldings if it ceased to be a VIE because the minority shareholders have substantive participating rights. If EGHoldings ceased to be a VIE, we would account for our interest using the equity method of accounting.

        In 2006, with our project partners, we awarded a FEED contract for initial work related to a potential second LNG production facility on Bioko Island, Equatorial Guinea. The FEED work is expected to be completed during 2007. The scope of the FEED work for the potential 4.4 million metric tones per annum LNG facility includes feed gas metering, liquefaction, refrigeration, ethylene storage, boil off gas compression, product transfer to storage and LNG product metering. A final investment decision is expected in early 2008.

        Atlantic Methanol Production Company LLC underwent a scheduled maintenance shutdown in 2006, during which bottlenecks in several parts of the plant were also removed. Deliveries resumed in October 2006 and AMPCO expects to reach its full expansion capacity during 2007.

        The above discussion contains forward looking statements with respect to the timing and levels of production associated with the LNG production facility and the possible expansion thereof. Factors that could affect the LNG production facility include unforeseen problems arising from commissioning of the facilities, unforeseen hazards such as weather conditions and other operating considerations such as shipping the LNG. In addition to these factors, other factors that could potentially affect the possible expansion of the current LNG production facility and the development of additional LNG capacity through additional projects include partner approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

54

Accounting Standards Not Yet Adopted

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For us, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should we elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the provisions of this statement.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For us, SFAS No. 157 will be effective January 1, 2008, with early application permitted. We are currently evaluating the provisions of this statement.

        In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. We expense such costs in the same annual period as incurred; however, estimated annual major maintenance costs are recognized as expense throughout the year on a pro rata basis. As such, adoption of FSP No. AUG AIR-1 will have no impact on our annual consolidated financial statements. We are required to adopt the FSP effective January 1, 2007. We do not believe the provisions of FSP No. AUG AIR-1 will have a significant impact on our interim consolidated financial statements.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. For us, the provisions of FIN No. 48 are effective January 1, 2007. We do not believe adoption of this statement will have a significant effect on our consolidated results of operations, financial position or cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140." This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. We are required to adopt SFAS No. 156 effective January 1, 2007. We do not expect adoption of this statement to have a significant effect on our consolidated results of operations, financial position or cash flows.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. For us, SFAS No. 155 is effective for all financial instruments acquired or issued on or after January 1, 2007. We do not expect adoption of this statement to have a significant effect on our consolidated results of operations, financial position or cash flows.

55

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Management Opinion Concerning Derivative Instruments

        Management has authorized the use of futures, forwards, swaps and combinations of options to manage exposure to market fluctuations in commodity prices, interest rates and foreign currency exchange rates.

        We use commodity-based derivatives to manage price risk related to the purchase, production or sale of crude oil, natural gas and refined products. To a lesser extent, we are exposed to the risk of price fluctuations on natural gas liquids and petroleum feedstocks used as raw materials and on purchases of ethanol.

        Our strategy generally has been to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. We use a variety of derivative instruments, including option combinations, as part of the overall risk management program to manage commodity price risk in our different businesses. As market conditions change, we evaluate our risk management program and could enter into strategies that assume greater market risk.

        Our E&P segment primarily uses commodity derivative instruments selectively to protect against price decreases on portions of our future production when deemed advantageous to do so. We also use derivatives to protect the value of natural gas purchased and injected into storage in support of production operations. We use commodity derivative instruments to mitigate the price risk associated with the purchase and subsequent resale of natural gas on purchased volumes and anticipated sales volumes.

        Our RM&T segment uses commodity derivative instruments:

  •
  to mitigate the price risk:

  •
  between the time foreign and domestic crude oil and other feedstock purchases for refinery supply are priced and when they are actually refined into salable petroleum products,

  •
  on fixed price contracts for ethanol purchases,

  •
  associated with anticipated natural gas purchases for refinery use, and

  •
  associated with freight on crude oil, feedstocks and refined product deliveries;

  •
  to protect the value of excess refined product, crude oil and liquefied petroleum gas inventories;

  •
  to protect margins associated with future fixed price sales of refined products to non-retail customers;

  •
  to protect against decreases in future crack spreads; and

  •
  to take advantage of trading opportunities identified in the commodity markets.

        We use financial derivative instruments to manage foreign currency exchange rate exposure on certain foreign currency denominated capital expenditures, operating expenses and tax payments.

        We use financial derivative instruments to manage certain interest rate risk exposures. As we enter into these derivatives, assessments are made as to the qualification of each transaction for hedge accounting.

        We believe that our use of derivative instruments along with risk assessment procedures and internal controls does not expose us to material risk. However, the use of derivative instruments could materially affect our results of operations in particular quarterly or annual periods. We believe that the use of these instruments will not have a material adverse effect on our consolidated financial position or liquidity.

56

Commodity Price Risk

        Sensitivity analyses of the incremental effects on income from operations ("IFO") of hypothetical 10 percent and 25 percent changes in commodity prices for open derivative commodity instruments as of December 31, 2006 and December 31, 2005, are provided in the following table:

	Incremental Decrease in IFO Assuming a Hypothetical Price Change of(a)
	2006				2005
(In millions)	10%		25%		10%		25%

Commodity Derivative Instruments(b)(c):
Crude oil(d)	$–		$–		$11	(e)	$25	(e)
Natural gas(d)	47	(e)	119	(e)	78	(e)	195	(e)
Refined products(d)	11	(f)	28	(f)	6	(e)	15	(e)

(a)
We remain at risk for possible changes in the market value of derivative instruments; however, such risk should be mitigated by price changes in the underlying physical commodity. Effects of these offsets are not reflected in the sensitivity analyses. Amounts reflect hypothetical 10 percent and 25 percent changes in closing commodity prices, excluding basis swaps, for each open contract position at December 31, 2006 and 2005. Included in the natural gas impacts shown above are effects related to the long-term U.K. natural gas contracts, which were $54 million in 2006 and $90 million in 2005, for hypothetical price changes of 10 percent and were $138 million in 2006 and $225 million in 2005 for hypothetical price changes of 25 percent. We evaluate our portfolio of derivative commodity instruments on an ongoing basis and add or revise strategies in anticipation of changes in market conditions and in risk profiles. We are also exposed to credit risk in the event of nonperformance by counterparties. The creditworthiness of counterparties is reviewed continuously and master netting agreements are used when practical. Changes to the portfolio after December 31, 2006, would cause future IFO effects to differ from those presented in this table.
(b)
The number of net open contracts for the E&P segment varied throughout 2006, from a low of 316 contracts on June 27, 2006 to a high of 1,634 contracts on January 2, 2006, and averaged 1,054 for the year. The number of net open contracts for the RM&T segment varied throughout 2006, from a low of 166 contracts on December 7, 2006 to a high of 25,123 contracts on August 23, 2006, and averaged 13,154 for the year. The derivative commodity instruments used and positions taken will vary and, because of these variations in the composition of the portfolio over time, the number of open contracts by itself cannot be used to predict future income effects.
(c)
The calculation of sensitivity amounts for basis swaps assumes that the physical and paper indices are perfectly correlated. Gains and losses on options are based on changes in intrinsic value only.
(d)
The direction of the price change used in calculating the sensitivity amount for each commodity reflects that which would result in the largest incremental decrease in IFO when applied to the commodity derivative instruments used to hedge that commodity.
(e)
Price increase.
(f)
Price decrease.

E&P Segment

        Derivative gains of $25 million in 2006 and $7 million in 2005 and losses of $152 million in 2004 are included in E&P segment results. Additionally, losses from discontinued cash flow hedges of $3 million are included in 2004 segment results. The discontinued cash flow hedge amounts were reclassified from accumulated other comprehensive income as it was no longer probable that the original forecasted transactions would occur. The results of activities primarily associated with the marketing of our equity natural gas production, which had been presented as part of the Integrated Gas segment prior to 2006, are included in the E&P segment for all periods presented.

        Excluded from E&P segment results were gains of $454 million in 2006 and losses of $386 million in 2005 and $99 million in 2004 related to long-term natural gas contracts in the United Kingdom that are accounted for as derivative instruments. For additional information on these U.K. natural gas contracts, see "Fair Value Estimates" on page 37.

        At December 31, 2006 and 2005, we had no open derivative contracts related to our oil and natural gas production and therefore remained substantially exposed to market prices of commodities. In 2004, we reduced our exposure to market prices of commodities on 26 percent of crude oil production and 7 percent of natural gas production. We continue to evaluate the commodity price risks related to our production and may enter into commodity derivative instruments when it is deemed advantageous. As a particular but not exclusive example, we may elect to use commodity derivative instruments to achieve minimum price levels on some portion of our production to support capital or acquisition funding requirements.

57

RM&T Segment

        We do not attempt to qualify commodity derivative instruments used in our RM&T operations for hedge accounting. As a result, we recognize in net income all changes in the fair value of derivatives used in our RM&T operations. Pretax derivative gains and losses included in RM&T segment income for each of the last three years are summarized in the following table:

(In millions)	2006	2005	2004

Strategy:
Mitigate price risk	$204	$(57)	$(106)
Protect carrying values of excess inventories	200	(118)	(98)
Protect margins associated with fixed price sales	(4)	18	8
Protect crack spread values	–	(81)	(76)

Subtotal, non-trading activities	400	(238)	(272)
Trading activities	1	(87)	8

Total net derivative gains (losses)	$401	$(325)	$(264)

        Derivatives used in non-trading activities have an underlying physical commodity transaction. Since the majority of RM&T segment derivative contracts are for the sale of commodities, derivative losses generally occur when market prices increase and typically are offset by gains on the underlying physical commodity transactions. Conversely, derivative gains generally occur when market prices decrease and are typically offset by losses on the underlying physical commodity transactions. The income effect related to derivatives and the income effect related to the underlying physical transactions may not necessarily be recognized in net income in the same period because we do not attempt to qualify these commodity derivative instruments for hedge accounting. The year-to-year change in the net impact of derivatives primarily reflects changes in market conditions.

Other Commodity Related Risks

        We are impacted by basis risk, caused by factors that affect the relationship between commodity futures prices reflected in derivative commodity instruments and the cash market price of the underlying commodity. Natural gas transaction prices are frequently based on industry reference prices that may vary from prices experienced in local markets. For example, New York Mercantile Exchange ("NYMEX") contracts for natural gas are priced at Louisiana's Henry Hub, while the underlying quantities of natural gas may be produced and sold in the western United States at prices that do not move in strict correlation with NYMEX prices. If commodity price changes in one region are not reflected in other regions, derivative commodity instruments may no longer provide the expected hedge, resulting in increased exposure to basis risk. These regional price differences could yield favorable or unfavorable results. Over-the-counter transactions are being used to manage exposure to a portion of basis risk.

        We are impacted by liquidity risk, caused by timing delays in liquidating contract positions due to a potential inability to identify a counterparty willing to accept an offsetting position. Due to the large number of active participants, liquidity risk exposure is relatively low for exchange-traded transactions.

58

Interest Rate Risk

        We are impacted by interest rate fluctuations which affect the fair value of certain financial instruments. A sensitivity analysis of the projected incremental effect of a hypothetical 10 percent decrease in interest rates is provided in the following table:

	December 31, 2006		December 31, 2005
(In millions)	Fair Value(b)	Incremental Increase in Fair Value(c)	Fair Value(b)	Incremental Increase in Fair Value(c)

Financial assets (liabilities)(a):
Investments and long-term receivables	$461	$–	$268	$–
Interest rate swap agreements(d)	$(22)	$9	$(30)	$14
Long-term debt(d)(e)	$(3,729)	$(132)	$(4,354)	$(152)

(a)
Fair values of cash and cash equivalents, receivables, notes payable, commercial paper, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.
(b)
See Notes 18 and 19 to the consolidated financial statements for carrying value of these instruments.
(c)
For long-term debt, this assumes a 10 percent decrease in the weighted average yield to maturity of our long-term debt at December 31, 2006 and 2005. For interest rate swap agreements, this assumes a 10 percent decrease in the effective swap rate at December 31, 2006 and 2005.
(d)
Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.
(e)
Includes amounts due within one year.

        At December 31, 2006 and 2005, our portfolio of long-term debt was substantially comprised of fixed rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to the effects of interest rate fluctuations. This sensitivity is illustrated by the $132 million increase in the fair value of long-term debt at December 31, 2006, assuming a hypothetical 10 percent decrease in interest rates. However, our sensitivity to interest rate declines and corresponding increases in the fair value of our debt portfolio unfavorably affect our results of operations and cash flows when we elect to repurchase or otherwise retire fixed-rate debt at prices above carrying value.

        We manage our exposure to interest rate movements by utilizing financial derivative instruments. The primary objective of this program is to reduce our overall cost of borrowing by managing the fixed and floating interest rate mix of the debt portfolio. We have entered into several interest rate swap agreements, designated as fair value hedges, which effectively resulted in an exchange of existing obligations to pay fixed interest rates for obligations to pay floating rates. The following table summarizes our interest rate swaps as of December 31, 2006:

(Dollars in millions)

Floating Rate to be Paid	Fixed Rate to be Received	Notional Amount	Swap Maturity	Fair Value

Six Month LIBOR +1.935%	5.375%	$450	2007	$(4)
Six Month LIBOR +3.285%	6.850%	$400	2008	$(8)
Six Month LIBOR +2.142%	6.125%	$200	2012	$(10)

59

Foreign Currency Exchange Rate Risk

        We manage our exposure to foreign currency exchange rates by utilizing forward and option contracts. The primary objective of this program is to reduce our exposure to movements in the foreign currency markets by locking in foreign currency rates. At December 31, 2006, the following currency derivatives were outstanding. All contracts currently qualify for hedge accounting.

(Dollars in millions)	Period	Notional Amount	Forward Rate(a)		Fair Value(b)

Foreign Currency Rate Forwards:
Euro	July 2007 – November 2008	$51	1.255	(c)	$3
Kroner (Norway)	January 2007 – October 2009	$127	6.213	(d)	$–

(a)
Rates shown are weighted average all-in forward rates for the period.
(b)
Fair value was based on market rates.
(c)
U.S. dollar to foreign currency.
(d)
Foreign currency to U.S. dollar.

        The aggregate effect on foreign currency forward contracts of a hypothetical 10 percent change to exchange rates at December 31, 2006, would be approximately $14 million.

Credit Risk

        We are exposed to significant credit risk from United States Steel arising from the Separation. That exposure is discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations – Obligations Associated with the Separation of United States Steel.

Safe Harbor

        These quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management's opinion about risks associated with the use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for crude oil, natural gas, refined products and other feedstocks. If these assumptions prove to be inaccurate, future outcomes with respect to our hedging programs may differ materially from those discussed in the forward-looking statements.

60

Item 8. Financial Statements and Supplementary Data

    MARATHON OIL CORPORATION

          Index to 2006 Consolidated Financial Statements and Supplementary Data

Management's Responsibilities for Financial Statements
Management's Report on Internal Control over Financial Reporting
Report of Independent Registered Public Accounting Firm
Audited Consolidated Financial Statements:
Consolidated Statements of Income
Consolidated Balance Sheets
Consolidated Statements of Cash Flows
Consolidated Statements of Stockholders' Equity
Notes to Consolidated Financial Statements
Selected Quarterly Financial Data (Unaudited)
Principal Unconsolidated Investees (Unaudited)
Supplementary Information on Oil and Gas Producing Activities (Unaudited)
Supplemental Statistics (Unaudited)

F-1

                   Management's Responsibilities for Financial Statements

    To the Stockholders of Marathon Oil Corporation:

            The accompanying consolidated financial statements of Marathon Oil Corporation and its consolidated subsidiaries ("Marathon") are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include some amounts that are based on best judgments and estimates. The financial information displayed in other sections of this Annual Report on Form 10-K is consistent with these consolidated financial statements.

            Marathon seeks to assure the objectivity and integrity of its financial records by careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that its policies and methods are understood throughout the organization.

            The Board of Directors pursues its oversight role in the area of financial reporting and internal control over financial reporting through its Audit Committee. This Committee, composed solely of independent directors, regularly meets (jointly and separately) with the independent registered public accounting firm, management and internal auditors to monitor the proper discharge by each of their responsibilities relative to internal accounting controls and the consolidated financial statements.

Clarence P. Cazalot, Jr. President and Chief Executive Officer	Janet F. Clark Executive Vice President and Chief Financial Officer	Michael K. Stewart Vice President, Accounting and Controller

                   Management's Report on Internal Control over Financial Reporting

    To the Stockholders of Marathon Oil Corporation:

            Marathon's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934). An evaluation of the design and effectiveness of our internal control over financial reporting, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted under the supervision and the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on the results of this evaluation, Marathon's management concluded that its internal control over financial reporting was effective as of December 31, 2006.

            Marathon's management assessment of the effectiveness of Marathon's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Clarence P. Cazalot, Jr. President and Chief Executive Officer	Janet F. Clark Executive Vice President and Chief Financial Officer

F-2

                   Report of Independent Registered Public Accounting Firm

    To the Stockholders of Marathon Oil Corporation:

            We have completed integrated audits of Marathon Oil Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

                   Consolidated financial statements

            In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Marathon Oil Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for purchases and sales of inventory with the same counterparty and defined benefit pension and other postretirement plans in 2006 and its method of accounting for conditional asset retirement obligations in 2005.

                   Internal control over financial reporting

            Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting, appearing herein, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

            A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    PricewaterhouseCoopers LLP
    Houston, Texas
    February 28, 2007

F-3

                   Consolidated Statements of Income

(Dollars in millions, except per share data)	2006	2005	2004

Revenues and other income:
Sales and other operating revenues (including consumer excise taxes)	$57,973	$48,948	$39,172
Revenues from matching buy/sell transactions	5,457	12,636	9,242
Sales to related parties	1,466	1,402	1,051
Income from equity method investments	391	265	167
Net gains on disposal of assets	77	57	36
Gain on ownership change in Marathon Petroleum Company LLC	–	–	2
Other income	85	37	100

Total revenues and other income	65,449	63,345	49,770

Costs and expenses:
Cost of revenues (excludes items shown below)	42,415	37,806	30,700
Purchases related to matching buy/sell transactions	5,396	12,364	9,050
Purchases from related parties	210	225	202
Consumer excise taxes	4,979	4,715	4,463
Depreciation, depletion and amortization	1,518	1,303	1,178
Selling, general and administrative expenses	1,228	1,155	1,021
Other taxes	371	318	282
Exploration expenses	365	217	158

Total costs and expenses	56,482	58,103	47,054

Income from operations	8,967	5,242	2,716
Net interest and other financing costs (income)	(37)	146	162
Loss on early extinguishment of debt	35	–	–
Minority interests in income (loss) of:
Marathon Petroleum Company LLC	–	384	532
Equatorial Guinea LNG Holdings Limited	(10)	(8)	(7)

Income from continuing operations before income taxes	8,979	4,720	2,029
Provision for income taxes	4,022	1,714	735

Income from continuing operations	4,957	3,006	1,294
Discontinued operations	277	45	(33)

Income before cumulative effect of change in accounting principle	5,234	3,051	1,261
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261

Per Share Data
Basic:
Income from continuing operations	$13.85	$8.44	$3.85
Net income	$14.62	$8.52	$3.75
Diluted:
Income from continuing operations	$13.73	$8.37	$3.83
Net income	$14.50	$8.44	$3.73

    The accompanying notes are an integral part of these consolidated financial statements.

F-4

                   Consolidated Balance Sheets

(Dollars in millions, except per share data)	December 31	2006	2005

Assets
Current assets:
Cash and cash equivalents		$2,585	$2,617
Receivables, less allowance for doubtful accounts of $3 and $3		4,114	3,476
Receivables from United States Steel		32	20
Receivables from related parties		63	38
Inventories		3,173	3,041
Other current assets		129	191

Total current assets		10,096	9,383
Investments and long-term receivables, less allowance for doubtful accounts of $9 and $10		1,887	1,864
Receivables from United States Steel		498	532
Property, plant and equipment, net		16,653	15,011
Goodwill		1,398	1,307
Intangible assets, net		180	200
Other noncurrent assets		119	201

Total assets		$30,831	$28,498

Liabilities
Current liabilities:
Accounts payable		$5,586	$5,353
Consideration payable under Libya re-entry agreement		–	732
Payable to United States Steel		13	–
Payables to related parties		264	82
Payroll and benefits payable		409	344
Accrued taxes		598	782
Deferred income taxes		631	450
Accrued interest		89	96
Long-term debt due within one year		471	315

Total current liabilities		8,061	8,154
Long-term debt		3,061	3,698
Deferred income taxes		1,897	2,030
Defined benefit postretirement plan obligations		1,245	1,251
Asset retirement obligations		1,044	711
Payable to United States Steel		7	6
Deferred credits and other liabilities		391	508

Total liabilities		15,706	16,358
Minority interests in Equatorial Guinea LNG Holdings Limited		518	435
Commitments and contingencies
Stockholders' Equity
Common stock issued – 367,851,558 and 366,925,852 shares (par value $1 per share, 550,000,000 shares authorized)		368	367
Common stock held in treasury, at cost – 20,080,670 and 179,977 shares		(1,638)	(8)
Additional paid-in capital		5,152	5,111
Retained earnings		11,093	6,406
Accumulated other comprehensive loss		(368)	(151)
Unearned compensation		–	(20)

Total stockholders' equity		14,607	11,705

Total liabilities and stockholders' equity		$30,831	$28,498

                     The accompanying notes are an integral part of these consolidated financial statements.

F-5

                   Consolidated Statements of Cash Flows

(Dollars in millions)	2006	2005	2004

Increase (decrease) in cash and cash equivalents
Operating activities
Net income	$5,234	$3,032	$1,261
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on early extinguishment of debt	35	–	–
Cumulative effect of change in accounting principle	–	19	–
Income from discontinued operations	(277)	(45)	33
Deferred income taxes	268	(205)	(62)
Minority interests in income (loss) of subsidiaries	(10)	376	525
Depreciation, depletion and amortization	1,518	1,303	1,178
Pension and other postretirement benefits, net	(404)	71	82
Exploratory dry well costs and unproved property impairments	166	111	68
Net gains on disposal of assets	(77)	(57)	(36)
Equity method investments, net	(200)	(65)	(15)
Changes in the fair value of long-term U.K. natural gas contracts	(454)	386	99
Changes in:
Current receivables	(535)	(1,164)	(691)
Inventories	(133)	(150)	(40)
Current accounts payable and accrued expenses	237	1,065	1,197
All other, net	50	(22)	137

Net cash provided from continuing operations	5,418	4,655	3,736
Net cash provided from discontinued operations	70	83	30

Net cash provided from operating activities	5,488	4,738	3,766

Investing activities
Capital expenditures	(3,433)	(2,796)	(2,141)
Acquisitions	(741)	(506)	–
Disposal of discontinued operations	832	–	–
Proceeds from sale of minority interests in Equatorial Guinea LNG Holdings Limited	–	163	–
Disposal of assets	134	131	76
Restricted cash – deposits	(19)	(54)	(42)
Restricted cash – withdrawals	43	41	34
Investments – loans and advances	(17)	(28)	(160)
– repayments of loans and advances	298	15	15
Investing activities of discontinued operations	(45)	(94)	(106)
All other, net	(7)	1	–

Net cash used in investing activities	(2,955)	(3,127)	(2,324)

Financing activities
Payment of debt assumed in acquisition	–	(1,920)	–
Debt issuance costs	–	–	(4)
Other debt repayments	(501)	(8)	(259)
Issuance of common stock	50	78	1,043
Purchases of common stock	(1,698)	–	–
Excess tax benefits from stock-based compensation arrangements	35	–	–
Dividends paid	(547)	(436)	(348)
Contributions from minority shareholders of Equatorial Guinea LNG Holdings Limited	80	213	95
Distributions to minority shareholder of Marathon Petroleum Company LLC	–	(272)	–

Net cash provided from (used in) financing activities	(2,581)	(2,345)	527

Effect of exchange rate changes on cash	16	(18)	4

Net increase (decrease) in cash and cash equivalents	(32)	(752)	1,973
Cash and cash equivalents at beginning of year	2,617	3,369	1,396

Cash and cash equivalents at end of year	$2,585	$2,617	$3,369

                     The accompanying notes are an integral part of these consolidated financial statements.

F-6

                   Consolidated Statements of Stockholders' Equity

	Stockholders' Equity			Shares in thousands
(Dollars in millions, except per share data)	2006	2005	2004	2006	2005	2004

Common stock issued
Balance at beginning of year	$367	$347	$312	366,926	346,718	312,166
Issuances(a)	1	20	35	926	20,208	34,552

Balance at end of year	$368	$367	$347	367,852	366,926	346,718

Common stock held in treasury, at cost
Balance at beginning of year	$(8)	$(1)	$(46)	(180)	(35)	(1,744)
Repurchases	(1,698)	(7)	(4)	(20,745)	(10)	(129)
Reissuances for employee stock plans	68	–	49	844	(135)	1,838

Balance at end of year	$(1,638)	$(8)	$(1)	(20,081)	(180)	(35)

				Comprehensive Income
				2006	2005	2004

Additional paid-in capital
Balance at beginning of year	$5,111	$4,028	$3,033
Stock issuances(a)	(7)	1,048	983
Stock-based compensation expense	48	35	12

Balance at end of year	$5,152	$5,111	$4,028

Unearned compensation
Balance at beginning of year	$(20)	$(9)	$(9)
Change in accounting principle	20	–	–
Changes during year	–	(11)	–

Balance at end of year	$–	$(20)	$(9)

Retained earnings
Balance at beginning of year	$6,406	$3,810	$2,897
Net income	5,234	3,032	1,261	$5,234	$3,032	$1,261
Dividends paid (per share: $1.53 in 2006, $1.22 in 2005 and $1.03 in 2004)	(547)	(436)	(348)

Balance at end of year	$11,093	$6,406	$3,810

Accumulated other comprehensive loss
Minimum pension liability adjustments:
Balance at beginning of year	$(141)	$(71)	$(93)
Changes during year, net of tax of $74, $42 and $3	114	(70)	22	114	(70)	22
Reclassification to defined benefit postretirement plans	27	–	–

Balance at end of year	$–	$(141)	$(71)
Defined benefit postretirement plans:
Balance at beginning of year	$–	$–	$–
Reclassification from minimum pension liability adjustments	(27)	–	–
Change in accounting principle, net of tax of $289	(348)	–	–

Balance at end of year	$(375)	$–	$–
Deferred gains (losses) on derivative instruments:
Balance at beginning of year	$(5)	$12	$(15)
Reclassification of the cumulative effect adjustment into net income, net of tax of $–, $– and $1	(2)	(2)	(3)	(2)	(2)	(3)
Changes in fair value, net of tax of $1, $3 and $20	4	(15)	(82)	4	(15)	(82)
Reclassification to net income, net of tax of $–, $– and $30	1	–	112	1	–	112

Balance at end of year	$(2)	$(5)	$12
Other:
Balance at beginning of year	$(5)	$(5)	$(4)
Changes during year, net of tax of $8, $– and $–	14	–	(1)	9	–	(1)

Balance at end of year	$9	$(5)	$(5)

Total at end of year	$(368)	$(151)	$(64)

Comprehensive income				$5,360	$2,945	$1,309

Total stockholders' equity	$14,607	$11,705	$8,111

(a) On March 31, 2004, Marathon issued 34,500,000 shares of its common stock at the offering price of $30 per share and recorded net proceeds of $1.004 billion. On June 30, 2005, in connection with the acquisition of Ashland Inc.'s minority interest in Marathon Petroleum Company LLC, Marathon distributed 17,538,815 shares of its common stock valued at $54.45 per share to Ashland's shareholders.

    The accompanying notes are an integral part of these consolidated financial statements.

F-7

Notes to Consolidated Financial Statements

1. Summary of Principal Accounting Policies

Marathon Oil Corporation ("Marathon" or the "Company") is engaged in worldwide exploration, production and marketing of crude oil and natural gas; domestic refining, marketing and transportation of crude oil and petroleum products; and worldwide marketing and transportation of products manufactured from natural gas, such as liquefied natural gas ("LNG") and methanol, and development of other projects to link stranded natural gas resources with key demand areas.

Principles applied in consolidation  –  These consolidated financial statements include the accounts of the businesses comprising Marathon.

        Prior to June 30, 2005, Marathon owned a 62 percent interest in Marathon Petroleum Company LLC ("MPC"). After Marathon acquired the remaining 38 percent interest as described in Note 6, MPC became a wholly owned subsidiary of Marathon. The accounts of MPC are consolidated in these financial statements for all periods presented and the applicable minority interest has been recognized for activity prior to the acquisition date.

        Investments in unincorporated oil and natural gas joint ventures and undivided interests in certain pipelines, natural gas processing plants and LNG tankers are consolidated on a pro rata basis.

        Investments in variable interest entities ("VIEs") for which Marathon is the primary beneficiary are consolidated.

        Investments in entities over which Marathon has significant influence, but not control, are accounted for using the equity method of accounting and are carried at Marathon's share of net assets plus loans and advances. This includes entities in which Marathon holds majority ownership but the minority shareholders have substantive participating rights in the investee. Differences in the basis of the investments and the separate net asset values of the investees, if any, are amortized into net income over the remaining useful lives of the underlying assets, except for the excess related to goodwill. Income from equity method investments represents Marathon's proportionate share of net income generated by the equity method investees.

        Gains or losses from a change in ownership of a consolidated subsidiary or an unconsolidated investee are recognized in net income in the period of change.

Use of estimates  –  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods.

Income per common share  –  Basic income per share is calculated based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options and warrants and conversion of convertible debt and preferred securities, provided the effect is not antidilutive.

Segment information  –  Marathon's operations consist of three reportable operating segments:

•
Exploration and Production ("E&P") – explores for, produces and markets crude oil and natural gas on a worldwide basis;
•
Refining, Marketing and Transportation ("RM&T") – refines, markets and transports crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and
•
Integrated Gas ("IG") – markets and transports products manufactured from natural gas, such as LNG and methanol, on a worldwide basis, and is developing other projects to link stranded natural gas resources with key demand areas.

        Management has determined that these are its operating segments because these are the components of Marathon (1) that engage in business activities from which revenues are earned and expenses are incurred, (2) whose operating results are regularly reviewed by Marathon's chief operating decision maker ("CODM") to make decisions about resources to be allocated and to assess performance and (3) for which discrete financial information is available. The CODM is responsible for allocating resources to and assessing performance of Marathon's operating segments. Information regarding assets by segment is not presented because it is not reviewed by the CODM. The CODM is the manager over the E&P and IG segments and the manager of the RM&T segment reports to the CODM. The segment managers are responsible for allocating resources within the segments, reviewing financial results of components within the segments and assessing the performance of the components. The components within the segments that are separately reviewed and assessed by the CODM in his role as segment manager are aggregable because they have similar economic characteristics. The CODM reviews the financial results of the RM&T segment at the segment level.

        Segment income represents income from continuing operations, net of minority interests and income taxes, attributable to the operating segments. Marathon's corporate general and administrative costs are not allocated to the operating segments. These costs primarily consist of employment costs (including pension effects), professional services, facilities and other costs associated with corporate activities. Non-cash gains and losses on two long-term natural gas sales contracts in the United Kingdom accounted for as derivative instruments, gains and losses on ownership changes in subsidiaries and certain non-operating or infrequently occurring items (as determined by the CODM) also are not allocated to operating segments. See the reconciliation of segment income to consolidated net income in Note 9.

Revenue recognition  –  Revenues are recognized when products are shipped or services are provided to customers, title is transferred, the sales price is fixed or determinable and collectibility is reasonably assured. Costs associated with revenues are recorded in cost of revenues.

F-8

        Marathon recognizes revenues from the production of oil and natural gas when title is transferred. In the continental United States, production volumes of liquid hydrocarbons and natural gas are sold immediately and transported via pipeline. In Alaska and international locations, production volumes may be stored as inventory and sold at a later time. Royalties on the production of oil and natural gas are either paid in cash or settled through the delivery of volumes. Marathon includes royalties in its revenues and cost of revenues when settlement of the royalties is paid in cash, while royalties settled by the delivery of volumes are excluded from revenues and cost of revenues.

        Rebates from vendors are recognized as a reduction of cost of revenues when the initiating transaction occurs. Incentives that are derived from contractual provisions are accrued based on past experience and recognized in cost of revenues.

        Marathon follows the sales method of accounting for crude oil and natural gas production imbalances and would recognize a liability if the existing proved reserves were not adequate to cover the current imbalance situation.

Matching buy/sell transactions  –  In a typical matching buy/sell transaction, Marathon enters into a contract to sell a particular quantity and quality of crude oil or refined product at a specified location and date to a particular counterparty, and simultaneously agrees to buy a particular quantity and quality of the same commodity at a specified location on the same or another specified date from the same counterparty. The value of the purchased volumes rarely equals the sales value of the sold volumes. The value differences between purchases and sales are primarily due to (1) grade/quality differentials, (2) location differentials and/or (3) timing differences in those instances when the purchase and sale do not occur in the same month.

        For the E&P segment, Marathon enters into matching buy/sell transactions to reposition crude oil from one market center to another to maximize the value received for Marathon's crude oil production. For the RM&T segment, Marathon enters into crude oil matching buy/sell transactions to secure the most profitable refinery supply and enters into refined product matching buy/sell transactions to meet projected customer demand and to secure the required volumes in the most cost-effective manner.

        Prior to April 1, 2006, Marathon recorded all such matching buy/sell transactions in both revenues and cost of revenues as separate sale and purchase transactions. Effective April 1, 2006, upon adoption of the provisions of Emerging Issues Task Force ("EITF") Issue No. 04-13, Marathon accounts for matching buy/sell arrangements entered into or modified as exchanges of inventory, except for those arrangements accounted for as derivative instruments.

        A portion of Marathon's matching buy/sell transactions are "nontraditional derivative instruments," which are described below. Effective for contracts entered into or modified on or after April 1, 2006, the income effects of matching buy/sell arrangements accounted for as nontraditional derivative instruments are recognized on a net basis as cost of revenues.

        See Note 2 for further information regarding Marathon's adoption of EITF Issue No. 04-13.

Consumer excise taxes  –  Marathon is required by various governmental authorities, including countries, states and municipalities, to collect and remit taxes on certain consumer products. Such taxes are presented on a gross basis in revenues and costs and expenses in the consolidated statements of income.

Cash and cash equivalents  –  Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with maturities generally of three months or less.

Accounts receivable and allowance for doubtful accounts  –  Marathon's receivables primarily consist of customer accounts receivable, including proprietary credit card receivables. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in Marathon's proprietary credit card receivables. Marathon determines the allowance based on historical write-off experience and the volume of proprietary credit card sales. Marathon reviews the allowance quarterly and past-due balances over 180 days are reviewed individually for collectibility.    All other customer receivables are recorded at the invoiced amounts and generally do not bear interest. Account balances for these customer receivables are charged directly to bad debt expense when it becomes probable the receivable will not be collected.

Inventories  –  Inventories are carried at the lower of cost or market value. Cost of inventories is determined primarily under the last-in, first-out ("LIFO") method. An inventory market valuation reserve results when the recorded LIFO cost basis of crude oil and refined products inventories exceeds net realizable value. The reserve is decreased when market prices increase and inventories turn over and is increased when market prices decrease. Changes in the inventory market valuation reserve result in non-cash charges or credits to costs and expenses.

Traditional derivative instruments  –  Marathon uses derivatives to manage its exposure to commodity price risk, interest rate risk and foreign currency risk.    Management has authorized the use of futures, forwards, swaps and combinations of options, including written or net written options, related to the purchase, production or sale of crude oil, natural gas, refined products and ethanol, the fair value of certain assets and liabilities, future interest expense and certain business transactions denominated in foreign currencies. Changes in the fair values of all traditional derivatives are recognized immediately in net income unless the derivative qualifies as a hedge of future cash flows or certain foreign currency exposures. Cash flows related to derivatives used to manage commodity price risk, interest rate risk and foreign currency exchange rate risk related to operating expenditures are classified in operating activities with the underlying hedged transactions. Cash flows related to derivatives used to manage exchange rate risk related to capital expenditures denominated in foreign currencies are classified in investing activities with the underlying hedged transactions.

        For derivatives qualifying as hedges of future cash flows or certain foreign currency exposures, the effective portion of any changes in fair value is recognized in other comprehensive income and is reclassified to net income when the

F-9

underlying forecasted transaction is recognized in net income. Any ineffective portion of such hedges is recognized in net income as it occurs. For discontinued cash flow hedges, prospective changes in the fair value of the derivative are recognized in net income. The accumulated gain or loss recognized in other comprehensive income at the time a hedge is discontinued continues to be deferred until the original forecasted transaction occurs. However, if it is determined that the likelihood of the original forecasted transaction occurring is no longer probable, the entire accumulated gain or loss recognized in other comprehensive income is immediately reclassified into net income.

        For derivatives designated as hedges of the fair value of recognized assets, liabilities or firm commitments, changes in the fair values of both the hedged item and the related derivative are recognized immediately in net income with an offsetting effect included in the basis of the hedged item. The net effect is to report in net income the extent to which the hedge is not effective in achieving offsetting changes in fair value.

        Amounts reported in net income are classified as revenues, cost of revenues, depreciation, depletion and amortization or net interest and other financing costs or income based on the nature of the underlying transactions.

        As market conditions change, Marathon may use selective derivative instruments that assume market risk. For derivative instruments that are classified as trading, changes in fair value are recognized immediately in net income and are classified as other income. Any premium received is amortized into net income based on the underlying settlement terms of the derivative position. All related effects of a trading strategy, including physical settlement of the derivative position, are also recognized in net income and classified as other income.

Nontraditional derivative instruments  –  Certain contracts involving the purchase or sale of commodities are not considered normal purchases or normal sales under generally accepted accounting principles and are required to be accounted for as derivative instruments. Marathon refers to such contracts as "nontraditional derivative instruments" because, unlike traditional derivative instruments, nontraditional derivative instruments have not been entered into to manage a risk exposure. Such contracts are recorded on the balance sheet at fair value and changes in fair values are recognized in net income and are classified as either revenues or cost of revenues.

        In the E&P segment, two long-term natural gas delivery commitment contracts in the United Kingdom are classified as nontraditional derivative instruments. These contracts contain pricing provisions that are not clearly and closely related to the underlying commodity and therefore must be accounted for as derivative instruments.

        In the RM&T segment, certain physical commodity contracts are classified as nontraditional derivative instruments because certain volumes under these contracts are physically netted at particular delivery locations. The netting process causes all contracts at that delivery location to be considered derivative instruments. Other physical contracts that management has chosen not to designate as a normal purchase or normal sale, which can include contracts that involve flash title, are also accounted for as nontraditional derivative instruments.

Investment in marketable securities  –  Management determines the appropriate classification of investments in marketable debt and equity securities at the time of acquisition and re-evaluates such designation as of each subsequent balance sheet date. Securities classified as "available for sale" are carried at estimated fair value with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive loss. Marathon holds no securities classified as "held to maturity securities" or "trading securities." Realized and unrealized gains and losses are calculated using the specific identification method.

Property, plant and equipment  –  Marathon uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed. Costs incurred for exploratory wells that find reserves that cannot yet be classified as proved are capitalized if (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) Marathon is making sufficient progress assessing the reserves and the economic and operating viability of the project. The status of suspended well costs is monitored continuously and reviewed not less than quarterly.

        Capitalized costs of producing oil and natural gas properties are depreciated and depleted by the units-of-production method. Support equipment and other property, plant and equipment are depreciated on a straight line basis over their estimated useful lives.

        Marathon evaluates its oil and gas producing properties for impairment of value on a field-by-field basis or, in certain instances, by logical grouping of assets if there is significant shared infrastructure. Impairment of proved properties is required when the carrying value exceeds undiscounted future net cash flows based on total proved and risk-adjusted probable and possible reserves. Oil and gas producing properties deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows based on total proved and risk-adjusted probable and possible reserves or, if available, comparable market values.

        Marathon evaluates its unproved property investment and impairs based on time or geologic factors in addition to the use of an undiscounted future net cash flow approach. Information such as drilling results, reservoir performance, seismic interpretation or future plans to develop acreage are also considered. Unproved property investments deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows. Impairment expense for unproved oil and natural gas properties is reported in exploration expenses.

        Property, plant and equipment unrelated to oil and gas producing activities is recorded at cost and depreciated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 42 years. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

F-10

        When property, plant and equipment depreciated on an individual basis are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale. Proceeds from disposal of property, plant and equipment depreciated on a group basis are credited to accumulated depreciation, depletion and amortization with no immediate effect on net income.

Goodwill  –  Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Such goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. Marathon has determined the components of the E&P segment have similar economic characteristics and therefore aggregates the components into a single reporting unit. The RM&T segment is composed of three reporting units: refining and marketing, pipeline transportation and retail marketing. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to expense.

Intangible assets  –  Intangible assets primarily include retail marketing tradenames, intangible contract rights and marketing branding agreements. Certain of the marketing tradenames have indefinite lives and therefore are not amortized, but rather are tested for impairment annually and when events or changes in circumstances indicate that the fair value of the intangible asset has been reduced below carrying value. The other intangible assets are amortized over their estimated useful lives or the expected lives of the related contracts, as applicable, which range from 2 to 22 years. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

Environmental costs  –  Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. Marathon provides for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure and are discounted when the estimated amounts are reasonably fixed and determinable. If recoveries of remediation costs from third parties are probable, a receivable is recorded and is discounted when the estimated amount is reasonably fixed and determinable.

Asset retirement obligations  –  The fair values of asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. For Marathon, asset retirement obligations primarily relate to the abandonment of oil and gas producing facilities. Asset retirement obligations for such facilities include costs to dismantle and relocate or dispose of production platforms, gathering systems, wells and related structures and restoration costs of land and seabed, including those leased. Estimates of these costs are developed for each property based on the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering professionals. Asset retirement obligations have not been recognized for certain of Marathon's international oil and gas producing facilities as Marathon currently does not have a legal obligation associated with the retirement of those facilities.

        Effective December 31, 2005, conditional asset retirement obligations for removal and disposal of fire-retardant material from certain refining facilities have been recognized. The amounts recorded for such obligations are based on the most probable current cost projections. Asset retirement obligations have not been recognized for the removal of materials and equipment from or the closure of certain refinery, pipeline and marketing assets because the fair value cannot be reasonably estimated due to an indeterminate settlement date of the obligation.

        Current inflation rates and credit-adjusted-risk-free interest rates are used to estimate the fair values of asset retirement obligations. Depreciation of capitalized asset retirement costs and accretion of asset retirement obligations are recorded over time. Depreciation is generally determined on a units-of-production basis for oil and gas production facilities and on a straight-line basis for refining facilities, while accretion escalates over the lives of the assets.

Deferred taxes  –  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases as reported in Marathon's filings with the respective taxing authorities. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include Marathon's expectation to generate sufficient future taxable income including future foreign source income, tax credits, operating loss carryforwards and management's intent regarding the permanent reinvestment of the income from certain foreign subsidiaries.

Pensions and other postretirement benefits  –  Marathon uses a December 31 measurement date for its pension and other postretirement benefit plans.

Stock-based compensation arrangements  –  Marathon adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," as a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," as of January 1, 2006. Marathon had previously adopted the fair value method under SFAS No. 123 for grants made, modified or settled on or after January 1, 2003.

F-11

        The fair value of stock options, stock options with tandem stock appreciation rights ("SARs") and stock-settled SARs ("stock option awards") is estimated on the date of grant using the Black-Scholes option pricing model. The model employs various assumptions, based on management's best estimates at the time of grant, which impact the fair value calculated and ultimately, the expense that is recognized over the life of the stock option award. Of the required assumptions, the expected life of the stock option award and the expected volatility of Marathon's stock price have the most significant impact on the fair value calculation. Marathon has utilized historical data and analyzed current information which reasonably support these assumptions.

        The fair value of Marathon's restricted stock awards and common stock units is determined based on the fair market value of the Company's common stock on the date of grant. Prior to adoption of SFAS No. 123 (Revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") on January 1, 2006, the fair values of Marathon's stock-based performance awards were determined in the same manner as restricted stock awards. Under SFAS No. 123(R), on a prospective basis, these awards are required to be valued utilizing an option pricing model. See Note 2 for further information regarding Marathon's adoption of SFAS No. 123(R). No stock-based performance awards have been granted since May 2004.

        Effective January 1, 2006, Marathon's stock-based compensation expense is recognized based on management's best estimate of the awards that are expected to vest, using the straight-line attribution method for all service-based awards with a graded vesting feature. If actual forfeiture results are different than expected, adjustments to recognized compensation expense may be required in future periods. Unearned stock-based compensation is charged to stockholders' equity when restricted stock awards and stock-based performance awards are granted. Compensation expense is recognized over the balance of the vesting period and is adjusted if conditions of the restricted stock award or stock-based performance award are not met. Options with tandem SARs are classified as a liability and are remeasured at fair value each reporting period until settlement.

        Prior to January 1, 2006, Marathon recorded stock-based compensation expense over the stated vesting period for stock option awards that are subject to specific vesting conditions and specify (1) that an employee vests in the award upon becoming "retirement eligible" or (2) that the employee will continue to vest in the award after retirement without providing any additional service. Under SFAS No. 123(R), from the January 1, 2006 date of adoption, such compensation cost is recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the retirement eligibility date if retirement eligibility will be reached during the stated vesting period. See Note 26 for more information on stock-based compensation expense, stock option award, stock-based performance award and restricted stock award activity, valuation assumptions and other information required to be disclosed under SFAS No. 123(R).

Concentrations of credit risk  –  Marathon is exposed to credit risk in the event of nonpayment by counterparties, a significant portion of which are concentrated in energy-related industries. The creditworthiness of customers and other counterparties is subject to continuing review, including the use of master netting agreements, where appropriate. While no single customer accounts for more than 10 percent of annual revenues, Marathon has significant exposures to United States Steel arising from the transaction discussed in Note 3.

Reclassifications  –  Certain reclassifications of prior years' data have been made to conform to 2006 classifications.

2. New Accounting Standards

SFAS No. 158  –  In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)." This standard requires an employer to: (1) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (2) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (3) recognize changes in the funded status of a plan in the year in which the changes occur through comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation and for any other postretirement plan it is the accumulated postretirement benefit obligation. Marathon adopted SFAS No. 158 prospectively as of December 31, 2006 and has recognized the funded status of its plans in the consolidated balance sheet as of that date. The adoption of SFAS No. 158 had no impact on Marathon's measurement date as the Company has historically measured the plan assets and benefit obligations of its pension and other postretirement plans as of December 31. See Note 24 for additional disclosures regarding pensions and other postretirement plans required by SFAS No. 158.

F-12

        The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items of the balance sheet as of December 31, 2006.

(In millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158

Prepaid pensions	$229	$(229)	$–
Investments and long-term receivables	1,893	(6)	1,887
Total assets	31,066	(235)	30,831
Payroll and benefits payable	384	25	409
Defined benefit postretirement plan obligations	870	375	1,245
Long-term deferred income taxes	2,183	(286)	1,897
Deferred credits and other liabilities	397	(6)	391
Total liabilities	15,598	108	15,706
Accumulated other comprehensive loss	(25)	(343)	(368)
Total stockholders' equity	$14,950	$(343)	$14,607

SAB No. 108  –  In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Financial Statements – Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how a registrant should quantify the effect of an error in the financial statements for purposes of assessing materiality and requires that the effect be computed using both the current year income statement perspective ("rollover") and the year end balance sheet perspective ("iron curtain") methods for fiscal years ending after November 15, 2006. If a change in the method of quantifying errors is required under SAB No. 108, this represents a change in accounting policy; therefore, if the use of both methods results in a larger, material misstatement than the previously applied method, the financial statements must be adjusted. SAB No. 108 allows the cumulative effect of such adjustments to be made to opening retained earnings upon adoption. Marathon adopted SAB No. 108 for the year ended December 31, 2006, and adoption did not have an effect on Marathon's consolidated results of operations, financial position or cash flows.

EITF Issue No. 06-03  –  In June 2006, the FASB ratified the consensus reached by the EITF regarding Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)." Included in the scope of this issue are any taxes assessed by a governmental authority that are imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. The EITF concluded that the presentation of such taxes on a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board ("APB") Opinion No. 22, "Disclosure of Accounting Policies." In addition, the amounts of such taxes reported on a gross basis must be disclosed if those tax amounts are significant. The policy disclosures required by this consensus are included in Note 1 under the heading "Consumer excise taxes" and the taxes reported on a gross basis are presented separately as consumer excise taxes in the consolidated statements of income.

EITF Issue No. 04-13  –  In September 2005, the FASB ratified the consensus reached by the EITF on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The consensus establishes the circumstances under which two or more inventory purchase and sale transactions with the same counterparty should be recognized at fair value or viewed as a single exchange transaction subject to APB Opinion No. 29, "Accounting for Nonmonetary Transactions." In general, two or more transactions with the same counterparty must be combined for purposes of applying APB Opinion No. 29 if they are entered into in contemplation of each other. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process or finished goods.

        Effective April 1, 2006, Marathon adopted the provisions of EITF Issue No. 04-13 prospectively. EITF Issue No. 04-13 changes the accounting for matching buy/sell arrangements that are entered into or modified on or after April 1, 2006 (except for those accounted for as derivative instruments, which are discussed below). In a typical matching buy/sell transaction, Marathon enters into a contract to sell a particular quantity and quality of crude oil or refined product at a specified location and date to a particular counterparty and simultaneously agrees to buy a particular quantity and quality of the same commodity at a specified location on the same or another specified date from the same counterparty. Prior to adoption of EITF Issue No. 04-13, Marathon recorded such matching buy/sell transactions in both revenues and cost of revenues as separate sale and purchase transactions. Upon adoption, these transactions are accounted for as exchanges of inventory.

        The scope of EITF Issue No. 04-13 excludes matching buy/sell arrangements that are accounted for as derivative instruments. A portion of Marathon's matching buy/sell transactions are "nontraditional derivative instruments," which are discussed in Note 1. Although the accounting for nontraditional derivative instruments is outside the scope of EITF Issue No. 04-13, the conclusions reached in that consensus caused Marathon to reconsider the guidance in EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3." As a result, effective for contracts entered into or modified on or after April 1, 2006, the effects of matching buy/sell arrangements accounted for as nontraditional derivative instruments are recognized on a net basis in net income and are classified as cost of revenues. Prior to this change, Marathon recorded these transactions in both revenues and cost of revenues as separate sale and purchase transactions. This change in accounting principle is being applied on a prospective basis because it is impracticable to apply the change on a retrospective basis.

F-13

        Transactions arising from all matching buy/sell arrangements entered into before April 1, 2006 will continue to be reported as separate sale and purchase transactions.

        The adoption of EITF Issue No. 04-13 and the change in the accounting for nontraditional derivative instruments had no effect on net income. The amounts of revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

SFAS No. 123 (Revised 2004)  –  In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," as a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. In addition, awards classified as liabilities are remeasured at fair value each reporting period. Marathon had previously adopted the fair value method under SFAS No. 123 for grants made, modified or settled on or after January 1, 2003.

        SFAS No. 123(R) also requires a company to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting the statement. In November 2005, the FASB issued FSP No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," to provide an alternative transition election (the "short-cut method") to account for the tax effects of share-based payment awards to employees. Marathon elected the long-form method to determine its pool of excess tax benefits as of January 1, 2006.

        Marathon adopted SFAS No. 123(R) as of January 1, 2006, for all awards granted, modified or cancelled after adoption and for the unvested portion of awards outstanding at January 1, 2006. At the date of adoption, SFAS No. 123(R) requires that an assumed forfeiture rate be applied to any unvested awards and that awards classified as liabilities be measured at fair value. Prior to adopting SFAS No. 123(R), Marathon recognized forfeitures as they occurred and applied the intrinsic value method to awards classified as liabilities. The adoption did not have a significant effect on Marathon's consolidated results of operations, financial position or cash flows.

SFAS No. 151  –  Effective January 1, 2006, Marathon adopted SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This statement requires that items such as idle facility expense, excessive spoilage, double freight and re-handling costs be recognized as a current-period charge. The adoption did not have a significant effect on Marathon's consolidated results of operations, financial position or cash flows.

SFAS No. 154  –  Effective January 1, 2006, Marathon adopted SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires companies to recognize (1) voluntary changes in accounting principle and (2) changes required by a new accounting pronouncement, when the pronouncement does not include specific transition provisions, retrospectively to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

FIN No. 47  –  In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143." This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability's fair value can be reasonably estimated. If the liability's fair value cannot be reasonably estimated, then the entity must disclose (1) a description of the obligation, (2) the fact that a liability has not been recognized because the fair value cannot be reasonably estimated and (3) the reasons why the fair value cannot be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Marathon adopted FIN No. 47 as of December 31, 2005. A charge of $19 million, net of taxes of $12 million, related to adopting FIN No. 47 was recognized as a cumulative effect of a change in accounting principle in 2005. At the time of adoption, total assets increased $22 million and total liabilities increased $41 million.

        The pro forma net income and net income per share effect as if FIN No. 47 had been applied during 2005 and 2004 is not significantly different than amounts reported. The following summarizes the total amount of the liability for asset retirement obligations as if FIN No. 47 had been applied during all periods presented. The pro forma impact of the adoption of FIN No. 47 on these unaudited pro forma liability amounts has been measured using the information, assumptions and interest rates used to measure the obligation recognized upon adoption of FIN No. 47.

(In millions)

December 31, 2003	$438
December 31, 2004	527
December 31, 2005	711

SFAS No. 153  –  Marathon adopted SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29," on a prospective basis as of July 1, 2005. This amendment eliminates the APB Opinion No. 29 exception for fair value recognition of nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance.

FSP No. FAS 19-1  –  Effective January 1, 2005, Marathon adopted FSP No. FAS 19-1, "Accounting for Suspended Well Costs," which amended the guidance for suspended exploratory well costs in SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 19 requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. When a classification of proved

F-14

reserves cannot yet be made, FSP No. FAS 19-1 allows exploratory well costs to continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Marathon's accounting policy for suspended exploratory well costs was in accordance with FSP No. FAS 19-1 prior to its adoption. FSP No. FAS 19-1 also requires certain disclosures to be made regarding capitalized exploratory well costs which are included in Note 15.

FSP No. FAS 109-1  –  Effective December 21, 2004, Marathon adopted FSP No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." FSP No. FAS 109-1 states the deduction, signed into law on October 22, 2004, of up to 9 percent (when fully phased-in) of the lesser of (1) "qualified production activities income," as defined in the Act, or (2) taxable income (after the deduction for the utilization of any net operating loss carryforwards) should be accounted for as a special deduction in accordance with SFAS No. 109. Accordingly, Marathon treats the deduction related to production activities income as a special deduction in the years taken.

FSP No. FAS 106-2  –  Effective July 1, 2004, Marathon adopted FSP No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. FAS 106-2 includes guidance on recognizing the effects of the new legislation under the various conditions surrounding the assessment of "actuarial equivalence." Marathon has determined, based on available regulatory guidance, that the postretirement plans' prescription drug benefits are actuarially equivalent to the Medicare "Part D" benefit under the Act. The subsidy-related reduction at July 1, 2004 in the accumulated postretirement benefit obligation for the Marathon postretirement benefit plans was $93 million. The combined favorable pretax effect of the subsidy-related reduction for 2004 on the measurement of the net periodic postretirement benefit cost related to service cost, interest cost and actuarial gain amortization was $7 million.

3. Information about United States Steel

The Separation  –  Prior to December 31, 2001, Marathon had two outstanding classes of common stock: USX – Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX – U.S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, in a tax-free distribution to holders of Steel Stock, Marathon exchanged the common stock of United States Steel for all outstanding shares of Steel Stock on a one-for-one basis (the "Separation"). In connection with the Separation, Marathon and United States Steel entered into a number of agreements, including:

Financial Matters Agreement  –  Marathon and United States Steel have entered into a Financial Matters Agreement that provides for United States Steel's assumption of certain industrial revenue bonds and certain other financial obligations of Marathon. The Financial Matters Agreement also provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds.

        Under the Financial Matters Agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests. However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed leases, other than extensions set forth in the terms of any of the assumed leases.

        United States Steel is the sole general partner of Clairton 1314B Partnership, L.P., which owns certain cokemaking facilities formerly owned by United States Steel. Marathon has guaranteed to the limited partners all obligations of United States Steel under the partnership documents. The Financial Matters Agreement requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under this guarantee. United States Steel may dissolve the partnership under certain circumstances, including if it is required to fund accumulated cash shortfalls of the partnership in excess of $150 million. In addition to the normal commitments of a general partner, United States Steel has indemnified the limited partners for certain income tax exposures.

        The Financial Matters Agreement requires Marathon to use commercially reasonable efforts to assure compliance with all covenants and other obligations to avoid the occurrence of a default or the acceleration of payments on the assumed obligations.

        United States Steel's obligations to Marathon under the Financial Matters Agreement are general unsecured obligations that rank equal to United States Steel's accounts payable and other general unsecured obligations. The Financial Matters Agreement does not contain any financial covenants and United States Steel is free to incur additional debt, grant mortgages on or security interests in its property and sell or transfer assets without Marathon's consent.

Tax Sharing Agreement  –  Marathon and United States Steel have entered into a Tax Sharing Agreement that reflects each party's rights and obligations relating to payments and refunds of income, sales, transfer and other taxes that are attributable to periods beginning prior to and including the Separation date and taxes resulting from transactions effected in connection with the Separation.

        In 2006 and 2005, in accordance with the terms of the Tax Sharing Agreement, Marathon paid $35 million and $6 million to United States Steel in connection with the settlement with the Internal Revenue Service of the consolidated federal income tax returns of USX Corporation for the years 1995 through 2001. The final payment of $13 million to United States Steel related to U.S. federal tax returns under the Tax Sharing Agreement was made in January 2007.

F-15

Amounts receivable from or payable to United States Steel arising from the Separation  –  As previously discussed, Marathon remains primarily obligated for certain financings for which United States Steel has assumed responsibility for repayment under the terms of the Separation. When United States Steel makes payments on the principal of these financings, both the receivable from United States Steel and the obligation are reduced.

        At December 31, 2006 and 2005, amounts receivable from or payable to United States Steel included in the consolidated balance sheets were as follows:

(In millions) December 31	2006	2005

Receivables related to debt and other obligations for which United States Steel has assumed responsibility for repayment:
Current	$32	$20
Noncurrent	498	532
Current payable for interest related to tax settlements	13	–
Noncurrent reimbursements payable under nonqualified defined benefit postretirement plans	7	6

        Marathon remains primarily obligated for $34 million of operating lease obligations assumed by United States Steel, of which $31 million has been assumed by third parties that purchased plants and operations divested by United States Steel.

        In addition, Marathon remains contingently liable for certain obligations of United States Steel. See Note 30 for further information regarding these guarantees.

4. Variable Interest Entities

Equatorial Guinea LNG Holdings Limited ("EGHoldings"), in which Marathon holds a 60 percent interest and which was formed for the purpose of constructing and operating an LNG production facility, is a VIE that is consolidated. As of December 31, 2006, total expenditures of $1.363 billion related to the LNG production facility, including $1.300 billion of capital expenditures, have been incurred. The Andersons Marathon Ethanol LLC, a joint venture in which Marathon and its partner each hold a 50 percent interest and which was formed in 2006 for the purpose of constructing and operating one or more ethanol production plants, is a VIE that is not consolidated. As of December 31, 2006, Marathon had contributed $11 million to The Andersons Marathon Ethanol LLC.

5. Related Party Transactions

Related parties during 2006, 2005 and 2004 include:

•
Sociedad Nacional de Gas de Guinea Ecuatorial ("SONAGAS"), which has held a 25 percent ownership interest in EGHoldings, a consolidated subsidiary, since November 14, 2006;
•
Mitsui & Co., Ltd. ("Mitsui") and Marubeni Corporation ("Marubeni"), which have held 8.5 percent and 6.5 percent ownership interests in EGHoldings since July 25, 2005;
•
Compania Nacional de Petroleos de Guinea Ecuatorial ("GEPetrol"), which held a 25 percent ownership interest in EGHoldings until November 14, 2006;
•
Ashland Inc. ("Ashland"), which held a 38 percent ownership interest in MPC, a consolidated subsidiary, until June 30, 2005; and
•
Equity method investees. See "Principal Unconsolidated Investees" on page F-42 for major investees.

Management believes that transactions with related parties were conducted under terms comparable to those with unrelated parties.

        Related party sales to Pilot Travel Centers LLC ("PTC") and Ashland consist primarily of petroleum products. Revenues from related parties were as follows:

(In millions)	2006	2005	2004

Equity method investees:
PTC	$1,420	$1,205	$715
Centennial Pipeline LLC ("Centennial")	28	47	49
Other equity method investees	18	18	13
Ashland	–	132	274

Total	$1,466	$1,402	$1,051

         Purchases from related parties were as follows:

(In millions)	2006	2005	2004

Equity method investees:
LOOP LLC	$54	$49	$44
Centennial	53	73	56
Other equity method investees	103	91	80
Ashland	–	12	22

Total	$210	$225	$202

F-16

        Current receivables from related parties were as follows:

(In millions)	December 31	2006	2005

Equity method investees:
PTC		$41	$34
Other equity method investees		9	4
Other related parties		13	–

Total		$63	$38

         Payables to related parties were as follows:

(In millions)	December 31	2006	2005

SONAGAS		$229	$–
GEPetrol		–	57
Equity method investees:
Alba Plant LLC		15	14
Other equity method investees		17	11
Other related parties		3	–

Total		$264	$82

        MPC had a $190 million uncommitted revolving credit agreement with Ashland that terminated in March 2005. Interest paid to Ashland for borrowings under this agreement was less than $1 million in each of 2005 and 2004.

        Cash of $234 million held in escrow for future capital contributions from SONAGAS to EGHoldings is classified as restricted cash and is included in investments and long-term receivables as of December 31, 2006.

6. Acquisitions

Minority interest in MPC  –  On June 30, 2005, Marathon acquired the 38 percent ownership interest in Marathon Ashland Petroleum LLC ("MAP") previously held by Ashland. In addition, Marathon acquired a portion of Ashland's Valvoline Instant Oil Change business, its maleic anhydride business, its interest in LOOP LLC, which owns and operates the only U.S. deepwater oil port, and its interest in LOCAP LLC, which owns a crude oil pipeline. As a result of the transactions (the "Acquisition"), MAP is now wholly owned by Marathon and its name was changed to Marathon Petroleum Company LLC ("MPC") effective September 1, 2005. The Acquisition was accounted for under the purchase method of accounting and, as such, Marathon's results of operations include the results of the acquired businesses from June 30, 2005. The total consideration, including debt assumed, is as follows:

(In millions)

Cash(a)	$487
MPC accounts receivable(a)	911
Marathon common stock(b)	955
Estimated additional consideration related to tax matters	75
Transaction-related costs	10

Purchase price	2,438
Assumption of debt(c)	1,920

Total consideration including debt assumption(d)	$4,358

(a)
The MAP Limited Liability Company Agreement was amended to eliminate the requirement for MPC to make quarterly cash distributions to Marathon and Ashland between the date the principal transaction agreements were signed and the closing of the Acquisition. Cash and MPC accounts receivable above include $506 million representing Ashland's 38 percent of MPC's distributable cash as of June 30, 2005.
(a)
Ashland shareholders received 17.539 million shares valued at $54.45 per share, which was Marathon's average common stock price over the trading days between June 23 and June 29, 2005. The exchange ratio was designed to provide an aggregate number of Marathon shares worth $915 million based on Marathon's average common stock price for each of the 20 consecutive trading days ending with the third complete trading day prior to June 30, 2005.
(a)
Assumed debt was repaid on July 1, 2005.
(a)
Marathon is entitled to certain tax deductions related to businesses previously owned by Ashland. However, pursuant to the terms of the tax matters agreement, Marathon has agreed to reimburse Ashland for a portion of the tax benefits associated with these deductions. This additional consideration will be included in the purchase price as amounts owed to Ashland are identified. During 2006, an additional $17 million was included in the purchase price for such amounts.

F-17

        The primary reasons for the Acquisition and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill were:

•
Marathon believed the outlook for the refining and marketing business was attractive in MPC's core areas of operation. Complete ownership of MPC provided Marathon the opportunity to leverage MPC's access to premium U.S. markets where Marathon expected the levels of demand to remain high for the foreseeable future;
•
The Acquisition increased Marathon's participation in the RM&T business without the risks commonly associated with integrating a newly acquired business;
•
MPC provided Marathon with an increased source of cash flow which Marathon believed enhanced the geographical balance in its overall risk portfolio;
•
Marathon anticipated the transaction would be accretive to income per share;
•
The Acquisition eliminated the timing and valuation uncertainties associated with the exercise of the Put/Call, Registration Rights and Standstill Agreement entered into with the formation of MPC in 1998, as well as the associated premium and discount; and
•
The Acquisition eliminated the possibility that a misalignment of Ashland's and Marathon's interests, as co-owners of MPC, could adversely affect MPC's future growth and financial performance.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of June 30, 2005.

(In millions)

Current assets:
Cash and cash equivalents	$518
Receivables	1,080
Inventories	1,866
Other current assets	28

Total current assets acquired	3,492
Investments and long-term receivables	484
Property, plant and equipment	2,671
Goodwill	853
Intangible assets	112
Other noncurrent assets	8

Total assets acquired	$7,620

Current liabilities:
Notes payable	$1,920
Deferred income taxes	669
Other current liabilities	1,686

Total current liabilities assumed	4,275
Long-term debt	16
Deferred income taxes	374
Defined benefit postretirement plan obligations	470
Other liabilities	47

Total liabilities assumed	$5,182

Net assets acquired	$2,438

        The goodwill arising from the purchase price allocation was $853 million, which was assigned to the RM&T segment. None of the goodwill is deductible for tax purposes. Of the $112 million allocated to intangible assets, $49 million was allocated to retail marketing tradenames with indefinite lives.

        The purchase price allocated to equity method investments is $230 million higher than the underlying net assets of the investees. This excess will be amortized over the expected useful lives of the underlying assets except for $144 million of the excess related to goodwill.

Libya re-entry  –  On December 29, 2005, Marathon, in conjunction with its partners in the former Oasis Group, entered into an agreement with the National Oil Corporation of Libya to return to its oil and natural gas exploration and production operations in the Waha concessions in Libya. Marathon holds a 16.33 percent interest in the Waha concessions and was required to cease operations there in 1986 to comply with U.S. government sanctions. Over time, Marathon had written off all its assets in Libya. The re-entry terms include a 25-year extension of the concessions to 2030 through 2034 and payments from Marathon of $520 million and $198 million, which were made in January and December 2006.

        The primary reasons for the transaction and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill include the fact that the re-entry allows Marathon to expand its exploration and production operations without many of the risks commonly associated with integrating a newly acquired business including having a trained workforce in place that has maintained operations and added to the hydrocarbon resource during the absence of Marathon and its partners. The transaction also could assist Marathon in identifying and participating in potential future projects in Libya.

F-18

        The operational re-entry date under the terms of the agreement was January 1, 2006; therefore, Marathon's consolidated results of operations for 2005 do not include any results from the operations of the Waha concessions. The transaction was accounted for under the purchase method of accounting.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 29, 2005.

(In millions)

Current assets:
Inventories	$10
Other current assets	7

Total current assets acquired	17
Property, plant and equipment	719
Deferred income tax assets	175
Goodwill	309

Total assets acquired	$1,220

Current liabilities:
Accounts payable	$17
Other liabilities	6
Deferred income tax liabilities	479

Total liabilities assumed	$502

Net assets acquired	$718

        The goodwill arising from the purchase price allocation was $309 million, which was assigned to the E&P segment. None of the goodwill is deductible for tax purposes.

        The following unaudited pro forma data is as if the Acquisition and the re-entry to the Libya concessions had been consummated at the beginning of each period presented. The pro forma data is based on historical information and does not reflect the actual results that would have occurred nor is it indicative of future results of operations.

(In millions, except per share amounts)	2005	2004

Revenues and other income	$65,614	$50,670
Income from continuing operations	3,315	1,596
Net income	3,341	1,563
Per share data:
Income from continuing operations – basic	$9.09	$4.51
Income from continuing operations – diluted	$9.01	$4.49
Net income – basic	$9.16	$4.42
Net income – diluted	$9.08	$4.39

7. Discontinued Operations

        On June 2, 2006, Marathon sold its Russian oil exploration and production businesses in the Khanty-Mansiysk region of western Siberia. Under the terms of the agreement, Marathon received $787 million for these businesses, plus preliminary working capital and other closing adjustments of $56 million, for a total transaction value of $843 million. Proceeds net of transaction costs and cash held by the Russian businesses at the transaction date totaled $832 million. A gain on the sale of $243 million ($342 million before income taxes) was reported in discontinued operations for 2006. Income taxes on this gain were reduced by the utilization of a capital loss carryforward as discussed in Note 11. Exploration and Production segment goodwill of $21 million was allocated to the Russian assets and reduced the reported gain. The final adjustment to the sales price is expected to be made in 2007 and could affect the reported gain.

        The activities of the Russian businesses have been reported as discontinued operations in the consolidated statements of income and the consolidated statements of cash flows for all periods presented. Revenues applicable to discontinued operations were $173 million, $325 million and $133 million for 2006, 2005, and 2004. Pretax income from discontinued operations was $45 million and $61 million for 2006 and 2005. There was a pretax loss from discontinued operations of $45 million in 2004.

F-19

8. Income per Common Share

        Basic income per share is based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options, provided the effect is not antidilutive.

	2006		2005		2004
(Dollars in millions, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$4,957	$4,957	$3,006	$3,006	$1,294	$1,294
Discontinued operations	277	277	45	45	(33)	(33)
Cumulative effect of change in accounting principle	–	–	(19)	(19)	–	–

Net income	$5,234	$5,234	$3,032	$3,032	$1,261	$1,261

Weighted average common shares outstanding	357,911	357,911	356,003	356,003	336,485	336,485
Effect of dilutive securities	–	3,116	–	3,078	–	1,768

Weighted average common shares, including dilutive effect	357,911	361,027	356,003	359,081	336,485	338,253

Per share:
Income from continuing operations	$13.85	$13.73	$8.44	$8.37	$3.85	$3.83

Discontinued operations	$0.77	$0.77	$0.13	$0.12	$(0.10)	$(0.10)

Cumulative effect of change in accounting principle	$–	$–	$(0.05)	$(0.05)	$–	$–

Net income	$14.62	$14.50	$8.52	$8.44	$3.75	$3.73

9. Segment Information

        Revenues by product line were:

(In millions)	2006	2005	2004

Refined products	$45,511	$40,040	$29,780
Merchandise	2,871	2,689	2,489
Liquid hydrocarbons	12,531	16,352	13,727
Natural gas	3,742	3,675	3,266
Transportation and other	241	230	203

Total	$64,896	$62,986	$49,465

        Matching buy/sell transactions by product line included above were:

(In millions)	2006	2005	2004

Refined products	$645	$1,817	$1,226
Liquid hydrocarbons	4,812	10,819	8,016

Total	$5,457	$12,636	$9,242

        Effective January 1, 2006, Marathon revised its measure of segment income to include the effects of minority interests and income taxes related to the segments to facilitate comparison of segment results with Marathon's peers. In addition, the results of activities primarily associated with the marketing of the Company's equity natural gas production, which had been presented as part of the IG segment prior to 2006, are now included in the E&P segment as those activities are aligned with E&P operations. Segment information for all periods presented reflects these changes.

        As discussed in Note 7, the Russian businesses that were sold in June 2006 have been accounted for as discontinued operations. Segment information for all presented periods excludes the amounts for these Russian operations.

F-20

(In millions)	Exploration and Production	Refining, Marketing and Transportation	Integrated Gas	Total

2006
Revenues:
Customer	$8,326	$54,471	$179	$62,976
Intersegment(a)	672	16	–	688
Related parties	12	1,454	–	1,466

Segment revenues	9,010	55,941	179	65,130
Elimination of intersegment revenues	(672)	(16)	–	(688)
Gain on long-term U.K. natural gas contracts	454	–	–	454

Total revenues	$8,792	$55,925	$179	$64,896

Segment income	$2,003	$2,795	$16	$4,814
Income from equity method investments	206	145	40	391
Depreciation, depletion and amortization(b)	919	558	9	1,486
Minority interests in loss of subsidiaries	–	–	(10)	(10)
Income tax provision(b)	2,371	1,642	8	4,021
Capital expenditures(c)	2,169	916	307	3,392

2005
Revenues:
Customer	$7,320	$54,414	$236	$61,970
Intersegment(a)	678	198	–	876
Related parties	11	1,391	–	1,402

Segment revenues	8,009	56,003	236	64,248
Elimination of intersegment revenues	(678)	(198)	–	(876)
Loss on long-term U.K. natural gas contracts	(386)	–	–	(386)

Total revenues	$6,945	$55,805	$236	$62,986

Segment income	$1,887	$1,628	$55	$3,570
Income from equity method investments	69	137	59	265
Depreciation, depletion and amortization(b)	794	468	8	1,270
Minority interests in income (loss) of subsidiaries(b)	–	376	(8)	368
Income tax provision (benefit)(b)	1,030	1,007	(7)	2,030
Capital expenditures(c)	1,366	841	571	2,778

2004
Revenues:
Customer	$5,888	$42,435	$190	$48,513
Intersegment(a)	516	152	–	668
Related parties	8	1,043	–	1,051

Segment revenues	6,412	43,630	190	50,232
Elimination of intersegment revenues	(516)	(152)	–	(668)
Loss on long-term U.K. natural gas contracts	(99)	–	–	(99)

Total revenues	$5,797	$43,478	$190	$49,465

Segment income	$1,090	$568	$37	$1,695
Income from equity method investments	17	81	69	167
Depreciation, depletion and amortization(b)	724	416	7	1,147
Minority interests in income (loss) of subsidiaries(b)	–	539	(7)	532
Income tax provision(b)	606	301	19	926
Capital expenditures(c)	840	794	488	2,122

(a)
Management believes intersegment transactions were conducted under terms comparable to those with unrelated parties.
(b)
Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities and other unallocated items and are included in Items not allocated to segments, net of income taxes in the reconciliation below.
(c)
Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities.

F-21

        The following reconciles segment income to net income as reported in the consolidated statements of income.

(In millions)	2006	2005	2004

Segment income	$4,814	$3,570	$1,695
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(212)	(377)	(327)
Gain (loss) on long-term U.K. natural gas contracts	232	(223)	(57)
Discontinued operations	277	45	(33)
Gain on disposition of Syria interest	31	–	–
Deferred income taxes – tax legislation changes	21	15	–
0; other adjustments(a)	93	–	–
Loss on early extinguishment of debt	(22)	–	–
Gain on sale of minority interests in EGHoldings	–	21	–
Corporate insurance adjustment	–	–	(17)
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261

(a)
Other deferred tax adjustments in 2006 represent a benefit recorded for cumulative income tax basis differences associated with prior periods.

        The following summarizes revenues from external customers by geographic area.

(In millions)	2006	2005	2004

United States	$59,723	$60,242	$47,354
International	5,173	2,744	2,111

Total	$64,896	$62,986	$49,465

        The following summarizes certain long-lived assets by geographic area, including property, plant and equipment and investments.

(In millions)	2006	2005

United States	$11,401	$10,143
Equatorial Guinea	3,157	3,018
Other international	3,668	3,510

Total	$18,226	$16,671

10. Other Items

    Net interest and other financing costs (income)

(In millions)	2006	2005	2004

Interest and other financial income:
Interest income	$129	$77	$44
Foreign currency gains (losses)	16	(17)	9

Total	145	60	53

Interest and other financing costs:
Interest incurred(a)	245	257	262
(Income) loss from interest rate swaps	16	–	(24)
Interest capitalized	(152)	(83)	(48)

Net interest expense	109	174	190
Net interest expense (income) on tax issues	(11)	22	12
Other	10	10	13

Total	108	206	215

Net interest and other financing costs (income)	$(37)	$146	$162

(a)
Excludes $33 million, $34 million and $40 million paid by United States Steel in 2006, 2005 and 2004 on assumed debt.

Foreign currency transactions  –  Aggregate foreign currency gains (losses) were included in the consolidated statements of income as follows:

(In millions)	2006	2005	2004

Net interest and other financing costs	$16	$(17)	$9
Provision for income taxes	(22)	24	(15)

Aggregate foreign currency gains (losses)	$(6)	$7	$(6)

F-22

11. Income Taxes

        Income tax provisions (benefits) were:

	2006			2005			2004
(In millions)	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total

Federal	$1,579	$72	$1,651	$1,225	$14	$1,239	$476	$(20)	$456
State and local	230	30	260	171	12	183	47	1	48
Foreign	1,945	166	2,111	523	(231)	292	274	(43)	231

Total	$3,754	$268	$4,022	$1,919	$(205)	$1,714	$797	$(62)	$735

        A reconciliation of the federal statutory tax rate (35 percent) applied to income from continuing operations before income taxes to the provision for income taxes follows:

(In millions)	2006	2005	2004

Statutory rate applied to income from continuing operations before income taxes	$3,143	$1,652	$710
Effects of foreign operations, including foreign tax credits(a)	888	(39)	10
State and local income taxes net of federal income tax effects	170	119	32
Credits other than foreign tax credits	(2)	(2)	(2)
Domestic manufacturing deduction(b)	(47)	(39)	–
Excess capital losses generated (utilized)	–	23	(4)
Effects of partially owned companies	(6)	(4)	(3)
Adjustment of prior years' federal income taxes(c)	(119)	10	(8)
Other	(5)	(6)	–

Provision for income taxes	$4,022	$1,714	$735

(a)
In 2006, Marathon resumed operations in Libya where the statutory income tax rate is in excess of 90 percent.
(b)
See Note 2 regarding Marathon's adoption of FSP No. FAS 109-1. Marathon has treated the deduction, equal to 3 percent of "qualified production activities income" under the American Jobs Creation Act of 2004, as a special deduction beginning in 2005.
(c)
The 2006 adjustment of prior years' federal income taxes is primarily related to a $93 million credit recorded in the fourth quarter of 2006 as a result of a deferred tax analysis of the tax consequences attributable to prior years' differences between the financial statement carrying amounts of assets and liabilities and their tax bases for U.S. federal income tax purposes.

        Deferred tax assets and liabilities resulted from the following:

(In millions)	December 31	2006	2005

Deferred tax assets:
Employee benefits		$730	$622
Capital loss carryforwards(a)		–	79
Operating loss carryforwards(b)		1,016	754
Derivative instruments		81	181
Foreign tax credits(c)		527	123
Other		200	380
Valuation allowances
Federal(a)(d)		(19)	(120)
State(b)		(59)	(72)
Foreign(e)		(611)	(435)

Total deferred tax assets		1,865	1,512

Deferred tax liabilities:
Property, plant and equipment		2,951	2,867
Inventories		708	762
Investments in subsidiaries and affiliates		552	93
Other		100	108

Total deferred tax liabilities		4,311	3,830

Net deferred tax liabilities		$2,446	$2,318

(a)
Capital loss carryforwards were utilized in conjunction with the sale of Marathon's Russian oil exploration and production businesses in June 2006 as discussed in Note 7. The reversal of the related valuation allowance reduced income taxes attributable to discontinued operations by $79 million.
(b)
For 2006, foreign operating loss carryforwards primarily include $684 million for Norway regular income tax, $1.006 billion for Norway special petroleum tax and $250 million for Angola income tax. The Norway and Angola operating loss carryforwards have no expiration dates. The remainder of foreign carryforwards are in several other foreign jurisdictions and expire in 2007 through 2019. State operating loss carryforwards of $1.352 billion expire in 2007 through 2021. The state operating loss carryforwards primarily relate the period prior to the Separation and are offset by valuation allowances.
(c)
Marathon expects to generate sufficient future taxable income to realize these credits. The ability to realize the benefit of foreign tax credits is based on certain assumptions concerning future operating conditions (particularly as related to prevailing commodity prices), income generated from foreign sources and Marathon's tax profile in the years that such credits may be claimed.
(d)
Federal valuation allowances increased by $63 million in 2005 and decreased by $10 million in 2004. The 2005 increase reflected valuation allowances established for deferred tax assets generated in 2005, primarily related to Marathon's re-entry into Libya of $38 million and excess capital losses related to certain derivative instruments and an asset sale of $30 million.
(e)
Foreign valuation allowances increased by $176 million, $70 million and $82 million in 2006, 2005 and 2004 primarily as a result of net operating loss carryforwards generated in those years in Norway, Angola and several other jurisdictions.

F-23

        Net deferred tax liabilities were classified in the consolidated balance sheet as follows:

(In millions)	December 31	2006	2005

Assets:
Other current assets		$4	$14
Other noncurrent assets		78	148
Liabilities:
Current deferred income taxes		631	450
Noncurrent deferred income taxes		1,897	2,030

Net deferred tax liabilities		$2,446	$2,318

        Marathon is continuously undergoing examination of its federal income tax returns by the Internal Revenue Service. Audits of the Company's 1998 through 2003 income tax returns have been completed and agreed upon by all parties. A $46 million refund was received from the 1998 through 2001 audit, $35 million of which was paid to United States Steel in accordance with the tax sharing agreement discussed in Note 3. The audit for tax years 2004 and 2005 commenced in May 2006. Marathon believes it has made adequate provision for federal income taxes and interest which may become payable for years not yet settled. Further, the Company is routinely involved in state and local income tax audits and foreign jurisdiction tax audits. Marathon believes all other audits will be resolved within the amounts paid and/or provided for these liabilities.

        Pretax income from continuing operations included amounts attributable to foreign sources of $3.570 billion in 2006, $1.061 billion in 2005 and $579 million in 2004.

        Undistributed income of certain consolidated foreign subsidiaries at December 31, 2006 amounted to $1.581 billion for which no deferred U.S. income tax provision has been made because Marathon intends to permanently reinvest such income in those foreign operations. If such income was not permanently reinvested, a tax expense of $554 million would have been incurred.

12. Business Transformation

        During 2003, Marathon implemented an organizational realignment plan that included streamlining Marathon's business processes and services, realigning reporting relationships to reduce costs across all organizations, consolidating organizations in Houston, Texas and reducing the workforce. During 2004, Marathon entered into two outsourcing agreements to achieve further business process improvements and cost reductions.

        During 2004, Marathon recorded $43 million of costs as general and administrative expenses related to these business transformation programs. These charges included employee severance and benefit costs, relocation costs and net benefit plans settlement and curtailment losses.

        There were minimal charges to expense during 2005. As of December 31, 2005, no accrual remained related to the business transformation programs. The following table sets forth the significant components and activity in the business transformation programs during 2004.

(In millions)	Accrued January 1	Expense	Noncash Charges	Cash Payments	Accrued December 31

Employee severance and termination benefits	$12	$15	$–	$24	$3
Net benefit plans settlement and curtailment losses	–	20	20	–	–
Relocation costs	5	8	–	11	2
Fixed asset related costs	1	–	–	1	–

Total	$18	$43	$20	$36	$5

13. Inventories

(In millions)	December 31	2006	2005

Liquid hydrocarbons and natural gas		$1,136	$1,093
Refined products and merchandise		1,812	1,763
Supplies and sundry items		225	185

Total (at cost)		$3,173	$3,041

        The LIFO method accounted for 90 percent and 92 percent of total inventory value at December 31, 2006 and 2005. Current acquisition costs were estimated to exceed the LIFO inventory values at December 31, 2006 and 2005 by $1.682 billion and $1.535 billion.

F-24

14. Investments and Long-Term Receivables

(In millions)	December 31	2006	2005

Equity method investments:
Alba Plant LLC		$420	$513
Atlantic Methanol Production Company LLC		257	258
Pilot Travel Centers LLC		510	516
LOOP LLC		156	148
Other		196	220
Other investments		34	5
Recoverable environmental costs receivable		54	57
Value-added tax refunds receivable		–	29
Fair value of derivative assets		–	14
Deposits of restricted cash		240	87
Other receivables		20	17

Total		$1,887	$1,864

        Summarized financial information of investees accounted for by the equity method of accounting follows:

(In millions)	2006	2005	2004

Income data – year:
Revenues and other income	$11,873	$10,088	$7,419
Operating income	746	556	434
Net income	710	474	330

Balance sheet data – December 31:
Current assets	$817	$645
Noncurrent assets	3,637	3,598
Current liabilities	755	668
Noncurrent liabilities	1,119	1,477

        Marathon's carrying value of its equity method investments is $250 million higher than the underlying net assets of investees. This basis difference is being amortized into net income over the remaining useful lives of the underlying net assets except for $144 million of the excess related to goodwill.

        Dividends and partnership distributions received from equity method investees (excluding distributions that represented a return of capital previously contributed) were $191 million in 2006, $200 million in 2005 and $152 million in 2004.

15. Property, Plant and Equipment

(In millions)	December 31	2006	2005

Production		$18,894	$17,262
Refining		5,238	4,727
Marketing		2,015	1,895
Transportation		2,173	1,980
Gas liquefaction		1,321	1,067
Other		585	464

Total		30,226	27,395

Less accumulated depreciation, depletion and amortization		13,573	12,384

Net property, plant and equipment		$16,653	$15,011

        Property, plant and equipment includes gross assets acquired under capital leases of $79 million and $78 million at December 31, 2006 and 2005, with related amounts in accumulated depreciation, depletion and amortization of $10 million and $6 million at December 31, 2006 and 2005.

F-25

        Deferred exploratory well costs were as follows:

(Dollars in millions) December 31	2006	2005	2004

Amounts capitalized less than one year after completion of drilling	$377	$304	$284
Amounts capitalized greater than one year after completion of drilling	93	59	55

Total deferred exploratory well costs	$470	$363	$339

Number of projects with costs capitalized greater than one year after completion of drilling	3	2	2

        Exploratory well costs capitalized greater than one year after completion of drilling as of December 31, 2006 included $46 million for the Ozona prospect that was primarily incurred in 2001 and 2002, $17 million for the Flathead prospect that was primarily incurred in 2001 and $30 million related to wells in Equatorial Guinea (primarily Corona and Gardenia) that was primarily incurred in 2004. Both Ozona and Flathead are located in the Gulf of Mexico.

        Marathon is continuing to evaluate options to develop the Ozona Prospect. Commercial terms were secured in 2005 after protracted negotiations with offset operators to allow this sub-sea well to be tied back to existing oil and gas infrastructure. A sidetrack well was planned for 2006; however, a deepwater rig could not be obtained due to a partner disposition of interest in the prospect and a shortage of deepwater rigs resulting from hurricane damage in 2005 and increased deepwater drilling activity. During 2006, Marathon continued its efforts to advance the Ozona Prospect by reprocessing existing seismic data to optimize the next well location. Marathon has also continued to actively search for rig availability.

        Technical evaluations are complete on the Flathead Prospect and commercial evaluations continued in 2006. The drilling of this prospect is delayed due to the shortage of available deepwater rigs. Marathon continues to pursue partnering opportunities with other oil and gas companies with deepwater rigs under contract that will ultimately result in a well being drilled by 2008.

        The Equatorial Guinea discovery wells will be part of Marathon's long-term LNG sales strategy. These resources will be developed when the natural gas supply from the nearby Alba Fields starts to decline or additional LNG markets are obtained that require increased natural gas supply.

        The net changes in deferred exploratory well costs were as follows:

(In millions)	Balance at Beginning of Period	Additions	Dry Well Expense	Transfer to Proved Properties	Disposals	Balance at End of Period

Year ended December 31, 2006	$363	$174	$(27)	$(21)	$(19)	$470
Year ended December 31, 2005	339	135	(31)	(80)	–	363
Year ended December 31, 2004	243	239	(54)	(89)	–	339

F-26

16. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, were as follows:

(In millions)	Exploration and Production	Refining, Marketing and Transportation		Total

Balance as of December 31, 2004	$231	$21		$252
Goodwill acquired	315	735		1,050
Other	–	5		5

Balance as of December 31, 2005	546	761		1,307
Adjustments to previously acquired goodwill	(6)	118	(a)	112
Disposals(b)	(21)	–		(21)

Balance as of December 31, 2006	$519	$879		$1,398

(a)
Reflects adjustments related to additional consideration payable and prior period income tax adjustments.
(b)
Exploration and Production segment goodwill allocated to the Russian businesses that were sold in June 2006 as discussed in Note 7.

        The E&P segment tests goodwill for impairment in the second quarter of each year. The RM&T segment tests goodwill for impairment in the fourth quarter of each year. No impairment in the carrying value of goodwill has been identified.

17. Intangible Assets

Intangible assets were as follows:

(In millions) December 31	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

2006
Amortized intangible assets:
Branding agreements	$54	$20	$34
Elba Island delivery rights	42	8	34
Other	103	47	56

Total	$199	$75	$124

Unamortized intangible assets:
Retail marketing tradenames	$49	$–	$49
Other	7	–	7

Total	$56	$–	$56

2005
Amortized intangible assets:
Branding agreements	$51	$16	$35
Elba Island delivery rights	42	6	36
Other	96	36	60

Total	$189	$58	$131

Unamortized intangible assets:
Retail marketing tradenames	$49	$–	$49
Unrecognized prior service costs and other	20	–	20

Total	$69	$–	$69

        Amortization expense related to intangibles during 2006, 2005 and 2004 totaled $19 million, $16 million and $7 million. Estimated amortization expense for the years 2007-2011 is $16 million, $14 million, $13 million, $12 million and $10 million.

F-27

18. Derivative Instruments

The following table sets forth quantitative information by category of derivative instrument at December 31, 2006 and 2005. These amounts are reported on a gross basis by individual derivative instrument.

		2006		2005
(In millions)	December 31	Assets(a)	(Liabilities)(a)	Assets(a)	(Liabilities)(a)

Commodity Instruments
Fair value hedges (b):
Exchange traded commodity futures		$–	$(4)	$2	$(2)
Over-the-counter ("OTC") commodity swaps		20	(15)	66	(2)
Non-hedge designation:
Exchange-traded commodity futures		$301	$(258)	$281	$(288)
Exchange-traded commodity options		88	(93)	70	(65)
OTC commodity swaps		44	(34)	105	(99)
OTC commodity options		2	(1)	3	(6)
Nontraditional Instruments
Long-term United Kingdom natural gas contracts (c)		$–	$(60)	$–	$(513)
Physical commodity contracts (d)		46	(64)	71	(62)
Financial Instruments
Fair value hedges:
OTC interest rate swaps (e)		$–	$(22)	$–	$(30)
Cash flow hedges(f):
OTC foreign currency forwards		3	–	–	(2)

(a)
The fair value and carrying value of a derivative instrument are the same. The fair values for OTC commodity positions are determined using option-pricing models or dealer quotes. The fair values of exchange-traded commodity positions are based on market quotes derived from major exchanges. The fair values of interest rate and foreign currency swaps are based on dealer quotes. Marathon's consolidated balance sheet is reported on a net basis by brokerage firm, as permitted by master netting agreements.
(b)
There was no ineffectiveness associated with fair value hedges for 2006 or 2005 because the hedging instruments and the existing firm commitment contracts are priced on the same underlying index. Derivative instruments used in the fair value hedges mature between 2007 and 2008.
(c)
The contract price under the long-term U.K. natural gas contracts is reset annually and is indexed to a basket of costs of living and energy commodity indices for the previous twelve months. The fair value of these contracts is determined by applying the difference between the contract price and the U.K. forward gas strip price to the expected sales volumes under these contracts for the next 18 months. The 18-month period represents approximately 90 percent of market liquidity in that region.
(d)
Certain physical commodity contracts are classified as nontraditional derivative instruments because certain volumes covered by these contracts are physically netted at particular delivery locations. Additionally, other physical contracts that management has chosen not to designate as normal purchases or normal sales, which can include contracts that involve flash title, are accounted for as nontraditional derivative instruments.
(e)
The fair value of OTC interest rate swaps excludes accrued interest amounts not yet settled. As of December 31, 2006 and 2005, accrued interest approximated $4 million and $3 million. The net fair value of the OTC interest rate swaps as of December 31, 2006 and 2005 is included in long-term debt. See Note 21.
(f)
The ineffective portion of the changes in fair value of cash flow hedges was $3 million during 2006 and less than $1 million during 2005 on a pretax basis. Of the unrealized gains and losses recorded in accumulated other comprehensive loss as of December 31, 2006, a net gain of $2 million is expected to be reclassified to net income in 2007.

F-28

19. Fair Value of Financial Instruments

The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. The following table summarizes financial instruments, excluding derivative financial instruments disclosed in Note 18, by individual balance sheet line item. Marathon's financial instruments at December 31, 2006 and 2005 were:

		2006		2005
(In millions)	December 31	Fair Value	Carrying Amount	Fair Value	Carrying Amount

Financial assets:
Cash and cash equivalents		$2,585	$2,585	$2,617	$2,617
Receivables		4,177	4,177	3,514	3,514
Receivables from United States Steel		522	530	540	552
Investments and long-term receivables(a)		461	348	268	195

Total financial assets		$7,745	$7,640	$6,939	$6,878

Financial liabilities:
Accounts payable		$5,850	$5,850	$5,435	$5,435
Consideration payable under Libya re-entry agreement		–	–	732	732
Payables to United States Steel		20	20	6	6
Accrued interest		89	89	96	96
Long-term debt due within one year(b)		450	450	302	302
Long-term debt(b)		3,279	2,947	4,052	3,573

Total financial liabilities		$9,688	$9,356	$10,623	$10,144

(a)
Excludes equity method investments and derivatives.
(b)
Excludes capital leases.

        The fair value of financial instruments classified as current assets or liabilities approximates carrying value due to the short-term maturity of the instruments. The fair value of investments and long-term receivables was based on discounted cash flows or other specific instrument analysis. The fair value of long-term debt instruments was based on market prices where available or current borrowing rates available for financings with similar terms and maturities. The fair value of the receivables from United States Steel was estimated using market prices for United States Steel debt assuming the industrial revenue bonds are redeemed on or before the tenth anniversary of the Separation per the Financial Matters Agreement.

20. Short-Term Debt

Marathon has a commercial paper program that is supported by the unused and available credit on the Marathon five-year revolving credit facility discussed in Note 21. At December 31, 2006, there were no commercial paper borrowings outstanding.

        Additionally, as part of the Acquisition on June 30, 2005 discussed in Note 6, Marathon assumed $1.920 billion in debt which was repaid on July 1, 2005.

F-29

21. Long-Term Debt

(In millions)	December 31	2006	2005

Marathon Oil Corporation:
Revolving credit facility due 2011(a)		$–	$–
6.650% notes due 2006		–	300
5.375% notes due 2007(b)		450	450
6.850% notes due 2008		400	400
6.125% notes due 2012(b)		450	450
6.000% notes due 2012(b)		400	400
6.800% notes due 2032(b)		550	550
9.375% debentures due 2012(c)		123	163
9.125% debentures due 2013(c)		212	271
9.375% debentures due 2022(c)		67	81
8.500% debentures due 2023(c)		122	123
8.125% debentures due 2023(c)		181	229
6.570% promissory note due 2006(b)		–	2
Series A medium term notes due 2022		3	3
4.750% – 6.875% obligations relating to industrial development and environmental improvement bonds and notes due 2009 – 2033(d)		439	453
Sale-leaseback financing due 2007 – 2012(e)		60	66
Capital lease obligation due 2007 – 2012(f)		44	49
Consolidated subsidiaries:
Revolving credit facility due 2009(g)		–	–
Capital lease obligations due 2007 – 2020		59	61

Total(h)(i)		3,560	4,051
Unamortized discount		(6)	(8)
Fair value adjustments on notes subject to hedging(j)		(22)	(30)
Amounts due within one year		(471)	(315)

Long-term debt due after one year		$3,061	$3,698

(a)
In May 2006, Marathon entered into an amendment of its $1.5 billion five-year revolving credit agreement, expanding the size of the facility to $2 billion and extending the termination date from May 2009 to May 2011. The facility requires a representation at an initial borrowing that there has been no change in Marathon's consolidated financial position or operations, considered as a whole, that would materially and adversely affect its ability to perform its obligations under the revolving credit facility. Interest on the facility is based on defined short-term market rates. During the term of the agreement, Marathon is obligated to pay a variable facility fee on the total commitment, which at December 31, 2006 was 0.08 percent. At December 31, 2006, there were no borrowings outstanding under this facility.
(b)
These notes contain a make-whole provision allowing Marathon the right to repay the debt at a premium to market price.
(c)
During 2006, Marathon extinguished portions of this debt. Debt with a total face value of $162 million was repurchased at a weighted average price equal to 122 percent of face value. The total premium of $35 million is reflected as loss on early extinguishment of debt in the consolidated statement of income for 2006.
(d)
United States Steel has assumed responsibility for repayment of $415 million of these obligations. The Financial Matters Agreement provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's dischage from any remaining liability under any of the assumed industrial revenue bonds.
(e)
This sale-leaseback financing arrangement relates to a lease of a slab caster at United States Steel's Fairfield Works facility in Alabama. Marathon is the primary obligor under this lease. Under the Financial Matters Agreement, United States Steel has assumed responsibility for all obligations under this lease. This lease is an amortizing financing with a final maturity of 2012, subject to additional extensions.
(f)
This obligation relates to a lease of equipment at United States Steel's Clairton Works cokemaking facility in Pennsylvania. Marathon is the primary obligor under this lease. Under the Financial Matters Agreement, United States Steel has assumed responsibility for all obligations under this lease. This lease is an amortizing financing with a final maturity of 2012.
(g)
MPC's $500 million five-year revolving credit agreement was terminated concurrent with the May 2006 amendment of Marathon's revolving credit facility.
(h)
Required payments of long-term debt for the years 2008-2011 are $417 million, $19 million, $21 million and $164 million. Of these amounts, payments assumed by United States Steel are $14 million, $15 million, $17 million and $161 million.
(i)
In the event of a change in control of Marathon, as defined in the related agreements, debt obligations totaling $1.183 billion at December 31, 2006, may be declared immediately due and payable.
(j)
See Note 18 for information on interest rate swaps.

         In 2006, Marathon entered into a loan agreement which provides for borrowings of up to $525 million from the Norwegian export credit agency based upon the amount of qualifying purchases by Marathon of goods and services from Norwegian suppliers. The loan agreement allows Marathon to select either a fixed or LIBOR-based floating interest rate at the time of the initial drawdown and a five-year or eight and one half-year repayment term. If Marathon elects to borrow under this agreement, the initial drawdown must occur in June 2007 with one subsequent drawdown allowed in December 2007.

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22. MPC Receivables Purchase and Sale Facility

On July 1, 2005, MPC entered into a $200 million, three-year Receivables Purchase and Sale Agreement with certain purchasers. The program was structured to allow MPC to periodically sell a participating interest in pools of eligible accounts receivable. During 2006, the facility was terminated. No receivables were sold under the agreement during its term.

23. Supplemental Cash Flow Information

(In millions)	2006	2005	2004

Net cash provided from operating activities from continuing operations included:
Interest paid (net of amounts capitalized)	$96	$174	$206
Income taxes paid to taxing authorities	4,149	1,528	672
Income tax settlements paid to United States Steel	35	6	3

Commercial paper and revolving credit arrangements, net:
Commercial paper – issuances	$1,321	$3,896	$–
– repayments	(1,321)	(3,896)	–
Credit agreements – borrowings	–	10	–
– repayments	–	(10)	–
Ashland credit agreements – borrowings	–	–	653
– repayments	–	–	(653)

Total	$–	$–	$–

Noncash investing and financing activities:
Asset retirement costs capitalized	$286	$171	$66
Debt payments assumed by United States Steel	24	44	13
Capital lease obligations:
Assets acquired	1	18	–
Net assets contributed to joint ventures	–	7	3
Acquisitions:
Debt and other liabilities assumed	26	4,161	–
Common stock issued to seller	–	955	–
Receivables transferred to seller	–	911	–
Disposal of assets:
Asset retirement obligations assumed by buyer	9	6	–

24. Defined Benefit and Other Postretirement Plans

Marathon has noncontributory defined benefit pension plans covering substantially all domestic employees as well as international employees located in Ireland, Norway and the United Kingdom. Benefits under these plans are based primarily on years of service and final average pensionable earnings. Marathon adopted SFAS No. 158, which applies to such plans, prospectively as of December 31, 2006.

        Marathon also has defined benefit plans for other postretirement benefits covering most employees. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions subject to various cost sharing features. Life insurance benefits are provided to certain nonunion and union-represented retiree beneficiaries. Other postretirement benefits have not been funded in advance.

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Obligations and funded status  –  The following summarizes the obligations and funded status for Marathon's defined benefit pension and other postretirement plans:

	Pension Benefits					Other Benefits
	2006			2005		2006		2005
(In millions)	U.S.		Int'l	U.S.	Int'l

Change in benefit obligations
Benefit obligations at January 1	$2,055		$338	$1,750	$322	$776		$697
Service cost	117		17	109	11	23		20
Interest cost	113		17	104	16	42		38
Actuarial (gain) loss	(207	)(a)	15	187 (b)	(6)	9		40 (b)
Plan amendment	117	(c)	–	–	–	–		10
Mergers and acquisitions(d)	–		–	2	–	–		2
Benefits paid	(118)		(6)	(97)	(5)	(29	) (e)	(31)

Benefit obligations at December 31	$2,077		$381	$2,055	$338	$821		$776

Change in plan assets
Fair value of plan assets at January 1	$1,025		$222	$949	$185
Actual return on plan assets	175		56	45	16
Employer contributions	606		29	128	26
Benefits paid from plan assets	(118)		(6)	(97)	(5)

Fair value of plan assets at December 31	$1,688		$301	$1,025	$222

Funded status of plans at December 31, 2006	$(389)		$(80)			$(821)
Amounts recognized in the consolidated balance sheet:
Current liabilities	$(8)		$(1)			$(36)
Noncurrent liabilities	(381)		(79)			(785)

Accrued benefit cost	$(389)		$(80)			$(821)

Pretax amounts recognized in accumulated other comprehensive income in 2006(f):
Net loss	$338		$70			$184
Prior service cost (credit)	132		–			(53)

Funded status of plans at December 31, 2005				$(1,030)	$(116)			$(776)
Unrecognized prior service cost (credit)				23	–			(64)
Unrecognized net loss				651	106			184

Accrued benefit cost				$(356)	$(10)			$(656)

Amounts recognized in the consolidated balance sheet at December 31, 2005:
Accrued benefit liability				$(520)	$(91)			$(656)
Intangible asset				16	–			–
Accumulated other comprehensive income, excluding tax effects				148	81			–

Accrued benefit cost				$(356)	$(10)			$(656)

(a)
Includes the impact of an increase in the discount rate to 5.80 percent from 5.50 percent and demographic assumption changes, which decreased the obligation by $112 million.
(b)
Includes the impact of decreasing the retirement age assumption by two years and increasing the lump sum election rate assumption from 90 percent to 96 percent based on changing trends in Marathon's experience, which increased the obligation by $109 million.
(c)
Includes the impact of plan design changes related to the update of the mortality table used in the plans' definition of actuarial equivalence and lump sum calculations and a 20 percent retiree cost of living adjustment for annuitants.
(d)
Includes the addition of certain employees of the maleic anhydride business acquired as part of the Acquisition.
(e)
Benefits paid include the $3 million Medicare Subsidy received.
(f)
Excludes amounts related to LOOP LLC, an equity method investee with defined benefit pension and postretirement plans for which a net loss of $6 million is reflected in accumulated other comprehensive income as a result of adopting SFAS No. 158 as of December 31, 2006, reflecting Marathon's 51 percent share.

         The accumulated benefit obligation for all defined benefit pension plans was $1.912 billion and $1.748 billion at December 31, 2006 and 2005. Marathon's international subsidiaries do not sponsor any defined benefit postretirement plans other than pension plans.

        The following summarizes all of Marathon's defined benefit pension plans that have accumulated benefit obligations in excess of plan assets.

	December 31
	2006		2005
(In millions)	U.S.	Int'l	U.S.	Int'l

Projected benefit obligations	$(92)	$(354)	$(2,055)	$(338)
Accumulated benefit obligations	(62)	(331)	(1,435)	(313)
Fair value of plan assets	–	278	1,025	222

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        On June 30, 2005, as a result of the Acquisition, MPC's defined benefit pension and other postretirement plan obligations were remeasured using current discount rates and plan assumptions. The discount rate was decreased to 5.25 percent from 5.75 percent. As part of the application of the purchase method of accounting, MPC recognized 38 percent of its unrecognized net transition gain, prior service costs and actuarial losses related to its defined benefit pension and other postretirement plans. As a result, obligations related to the defined benefit pension and other postretirement plans increased by $264 million and $28 million.

Components of net periodic benefit cost and other comprehensive income  –  The following summarizes the net periodic benefit costs and the amounts recognized as other comprehensive income for Marathon's defined benefit pension and other postretirement plans.

	Pension Benefits						Other Benefits
	2006		2005		2004		2006	2005	2004
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Components of net periodic benefit cost:
Service cost	$117	$17	$109	$11	$94	$9	$23	$20	$18
Interest cost	113	17	104	16	95	14	42	38	42
Expected return on plan assets	(103)	(15)	(83)	(12)	(84)	(10)	–	–	–
Amortization – net transition gain	–	–	(3)	–	(4)	–	–	–	–
– prior service cost (credit)	8	–	4	–	4	–	(11)	(12)	(14)
– actuarial loss	34	7	47	8	39	7	9	7	11
Multi-employer and other plans	2	–	2	–	2	–	3	3	3
Settlement, curtailment and termination losses (gains)(a)	–	–	–	–	37	–	–	–	(9)

Net periodic benefit cost	$171	$26	$180	$23	$183	$20	$66	$56	$51

(a)
Includes business transformation costs.

	Pension Benefits
	2005		2004
(In millions)	U.S.	Int'l	U.S.	Int'l

Increase (decrease) in minimum liability included in other comprehensive income, excluding tax effects and minority interest	$81	$10	$(18)	$(13)

        The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are $21 million and $13 million. The estimated net loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are $11 million and $10 million.

Plan assumptions  –  The following summarizes the assumptions used to determine the benefit obligations and net periodic benefit cost for Marathon's defined benefit pension and other postretirement plans.

	Pension Benefits						Other Benefits
	2006		2005		2004		2006	2005	2004
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used to determine benefit obligation at December 31:
Discount rate	5.80%	5.20%	5.50%	4.70%	5.75%	5.30%	5.90%	5.75%	5.75%
Rate of compensation increase	4.50%	4.75%	4.50%	4.55%	4.50%	4.60%	4.50%	4.50%	4.50%
Weighted average actuarial assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate(a)	5.70%	4.70%	5.57%	5.30%	6.25%	5.40%	5.75%	5.57%	6.25%
Expected long-term return on plan assets	8.50%	6.07%	8.50%	6.87%	9.00%	6.87%
Rate of compensation increase	4.50%	4.55%	4.50%	4.60%	4.50%	4.50%	4.50%	4.50%	4.50%

(a)
On July 31, 2006, due to an interim remeasurement, the discount rate for the U.S. pension plans was increased to 6.00 percent from 5.50 percent. Also, on June 30, 2005 due to the Acquisition, the discount rate for the MPC pension plan was decreased to 5.25 percent from 5.75 percent.

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  Expected long-term return on plan assets

        U.S. Plans – Historical markets are studied and long-term historical relationships between equities and fixed income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long term. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. The assumptions are compared to those of peer companies and to historical returns for reasonableness and appropriateness.

        International Plans – The overall expected long-term return on plan assets is derived using the expected returns on the individual asset classes, weighted by holdings as of year end. The long-term rate of return on equity investments is assumed to be 2.5 percent greater than the yield on local government bonds. Expected returns on debt securities are estimated directly at market yields and on cash are estimated at the local currency base rate.

Assumed health care cost trend – The following summarizes the assumed health care cost trend rates.

	December 31	2006	2005	2004

Health care cost trend rate assumed for the following year
Medical		8.0%	8.5%	9.0%
Prescription Drugs(a)		11.0%	8.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)
Medical		5.0%	5.0%	5.0%
Prescription Drugs(a)		6.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate
Medical		2012	2012	2012
Prescription Drugs(a)		2016	2012	2012

(a)
Prior to 2006, the assumed cost trend rate and the year that it would reach the ultimate trend rate for prescription drugs were the same as those for other medical costs.

        Assumed health care cost trend rates have a significant effect on the amounts reported for defined benefit retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on total of service and interest cost components	$11	$(9)
Effect on other postretirement benefit obligations	114	(93)

Plan assets  –  The following summarizes the defined benefit pension plans' weighted-average asset allocations by asset category.

	2006		2005
	U.S.	Int'l	U.S.	Int'l

Equity securities	79%	73%	76%	74%
Debt securities	19%	26%	22%	24%
Real estate	2%	–	2%	–
Other	–	1%	–	2%

Total	100%	100%	100%	100%

  Plan investment policies and strategies

        U.S. Plans – The investment policy reflects the funded status of the plans and Marathon's future ability to make further contributions. Historical performance and future expectations suggest that common stocks will provide higher total investment returns than fixed-income securities over a long-term investment horizon. As a result, equity investments will likely continue to exceed 50 percent of the value of the fund. Accordingly, bond and other fixed-income investments will comprise the remainder of the fund. Short-term investments shall reflect the liquidity requirements for making pension payments. The plans' targeted asset allocation is comprised of 75 percent equity securities and 25 percent fixed-income and real estate-related securities. Management of the plans' assets is delegated to the United States Steel and Carnegie Pension Fund. The fund manager has limited discretion to move away from the target allocations based upon the manager's judgment as to current confidence or concern for the capital markets. Investments are diversified by industry and type, limited by grade and maturity. The policy prohibits investments in any securities in the steel industry and allows derivatives subject to strict guidelines, such that derivatives may only be written against equity securities in the portfolio. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment meetings and periodic asset and liability studies.

        International Plans – The objective of the investment policy is to achieve a long-term return which is consistent with assumptions made by the actuary in determining the funding requirements of the plans. The target asset allocation is approximately 75 percent equity securities and 25 percent debt securities. The day-to-day management of

F-34

the plans' assets is delegated to several professional investment managers. The spread of assets by type and the investment managers' policies on investing in individual securities within each type provide adequate diversification of investments. The use of derivatives by the investment managers is permitted and plan specific, subject to strict guidelines. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and periodic asset and liability studies.

  Cash flows

        Plan Contributions – Marathon expects to make contributions to the Company's funded pension plans of approximately $50 million in 2007. Cash contributions to be paid from the general assets of the Company for the unfunded pension and postretirement benefit plans are expected to be approximately $8 million and $41 million in 2007.

        Estimated Future Benefit Payments – The following gross benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

	Pension Benefits		Other Benefits(a)
(In millions)	U.S.	Int'l

2007	$151	$6	$41
2008	166	7	44
2009	182	8	48
2010	195	9	52
2011	208	11	56
2012 through 2016	1,235	75	329

(a)
Expected Medicare reimbursements for 2007 through 2016 total $64 million.

        Other Plan Contributions – Marathon also contributes to several defined contribution plans for eligible employees. Contributions to these plans totaled $47 million in 2006, $39 million in 2005 and $35 million in 2004.

25. Asset Retirement Obligations

    The following summarizes the changes in asset retirement obligations:

(In millions)	2006	2005

Asset retirement obligations as of January 1	$711	$477
Liabilities incurred	29	20
Liabilities settled	(16)	(9)
Accretion expense (included in depreciation, depletion and amortization)	43	29
Adoption of FIN No. 47	–	53
Revisions of previous estimates	277	141

Asset retirement obligations as of December 31	$1,044	$711

26. Stock-Based Compensation Plans

    Description of the plans – The Marathon Oil Corporation 2003 Incentive Compensation Plan (the "Plan") authorizes the Compensation Committee of the Board of Directors to grant stock options, stock appreciation rights, stock awards, cash awards and performance awards to employees. The Plan also allows Marathon to provide equity compensation to its non-employee directors. No more than 20,000,000 shares of common stock may be issued under the Plan, and no more than 8,500,000 of those shares may be used for awards other than stock options or stock appreciation rights. Shares subject to awards that are forfeited, terminated, settled in cash, exchanged for other awards, tendered to satisfy the purchase price of an award or withheld to satisfy tax obligations or that expire unexercised or otherwise lapse become available for future grants. Shares issued as a result of awards granted under the Plan are generally funded out of common stock held in treasury, except to the extent there are insufficient treasury shares, in which case new common shares are issued.

        The Plan replaced the 1990 Stock Plan, the Non-Officer Restricted Stock Plan, the Non-Employee Director Stock Plan, the deferred stock benefit provision of the Deferred Compensation Plan for Non-Employee Directors, the Senior Executive Officer Annual Incentive Compensation Plan and the Annual Incentive Compensation Plan (the "Prior Plans"). No new grants will be made from the Prior Plans. Any awards previously granted under the Prior Plans shall continue to vest and/or be exercisable in accordance with their original terms and conditions.

  Stock-based awards under the Plan

        Stock options – Marathon grants stock options under the Plan. Marathon's stock options represent the right to purchase shares of common stock at the fair market value of the common stock on the date of grant. Through 2004, certain options were granted with a tandem stock appreciation right, which allows the recipient to instead elect to receive cash and/or common stock equal to the excess of the fair market value of shares of common stock, as determined in accordance with the Plan, over the option price of the shares. Most stock options granted under the Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

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        Stock appreciation rights – Prior to 2005, Marathon granted SARs under the Plan. Similar to stock options, stock appreciation rights represent the right to receive a payment equal to the excess of the fair market value of shares of common stock on the date the right is exercised over the grant price. Certain SARs were granted as stock-settled SARs and others were granted in tandem with stock options. In general, SARs that have been granted under the Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

        Stock-based performance awards – In 2003 and 2004, the Compensation Committee granted stock-based performance awards to certain officers of Marathon and its consolidated subsidiaries under the Plan. Beginning in 2005, Marathon discontinued granting stock-based performance awards and instead grants cash-settled performance units to officers. The stock-based performance awards represent shares of common stock that are subject to forfeiture provisions and restrictions on transfer. Those restrictions may be removed if certain pre-established performance measures are met. The stock-based performance awards granted under the Plan will vest at the end of a 36-month performance period to the extent that the performance targets are achieved and the recipient is employed by Marathon on that date. Additional shares could be granted at the end of this performance period should performance exceed the targets. Prior to vesting, the recipients have the right to vote and receive dividends on the target number of shares awarded. However, the shares are not transferable until after they vest.

        Restricted stock – Marathon grants restricted stock and restricted stock units under the Plan. In 2005, the Compensation Committee began granting time-based restricted stock to officers as part of their annual long-term incentive package. The restricted stock awards to officers vest three years from the date of grant, contingent on the recipient's continued employment. Marathon also grants restricted stock to certain non-officer employees and restricted stock units to certain international non-officer employees (together with the restricted stock granted to officers above, "restricted stock awards") based on their performance within certain guidelines and for retention purposes. The restricted stock awards to non-officers generally vest in one-third increments over a three-year period, contingent on the recipient's continued employment. Prior to vesting, all restricted stock recipients have the right to vote such stock and receive dividends thereon. The non-vested shares are not transferable and are held by the Company's transfer agent.

        Common stock units – Marathon maintains an equity compensation program for its non-employee directors under the Plan. All non-employee directors other than the Chairman receive annual grants of common stock units under the Plan and they are required to hold those units until they leave the Board of Directors. When dividends are paid on Marathon common stock, directors receive dividend equivalents in the form of additional common stock units. Prior to January 1, 2006, non-employee directors had the opportunity to receive a matching grant of up to 1,000 shares of common stock if they purchased an equivalent number of shares within 60 days of joining the Board.

Stock-based compensation expense  –  Total employee stock-based compensation expense was $83 million, $111 million and $61 million in 2006, 2005 and 2004. The total related income tax benefits were $31 million, $39 million and $22 million. In 2006, cash received upon exercise of stock option awards was $50 million. Tax benefits realized for deductions during 2006 that were in excess of the stock-based compensation expense recorded for options exercised and other stock-based awards vested during the period totaled $36 million. Cash settlements of stock option awards totaled $3 million in 2006.

Stock option awards granted  –  During 2006, 2005 and 2004, Marathon granted stock option awards to both officer and non-officer employees. The weighted average grant date fair values of these awards were based on the following Black-Scholes assumptions:

	2006	2005	2004

Weighted average exercise price per share	$75.68	$50.28	$33.61
Expected annual dividends per share	$1.60	$1.32	$1.00
Expected life in years	5.1	5.5	5.5
Expected volatility	28%	28%	32%
Risk-free interest rate	5.0%	3.8%	3.9%

Weighted average grant date fair value of stock option awards granted	$20.37	$12.30	$8.83

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    Outstanding stock-based awards – The following is a summary of stock option award activity.

	Number of Shares	Weighted- Average Exercise Price

Outstanding at December 31, 2003	9,006,380	$28.33
Granted	2,067,300	33.28
Exercised	(2,963,546)	17.17
Canceled	(96,886)	30.78

Outstanding at December 31, 2004	8,013,248	29.84
Granted	1,894,720	50.28
Exercised	(3,786,828)	29.37
Canceled	(113,186)	33.96

Outstanding at December 31, 2005	6,007,954	36.51
Granted	1,601,800	75.68
Exercised	(2,018,629)	23.22
Canceled	(95,630)	51.42

Outstanding at December 31, 2006(a)	5,495,495	49.43

(a)
Of the stock option awards outstanding as of December 31, 2006, 5,076,185 and 419,310 were outstanding under the 2003 Incentive Compensation Plan and 1990 Stock Plan, including 489,691 stock options with tandem SARs.

        The intrinsic value of stock option awards exercised during 2006, 2005 and 2004 was $107 million, $90 million and $27 million. Of those amounts, $32 million, $61 million and $19 million relate to stock options with tandem SARs.

        The following table presents information on stock option awards at December 31, 2006:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Shares Under Option	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares Under Option	Weighted-Average Exercise Price

$25.50 – 26.91	556,450	6	$25.53	556,450	$25.53
$28.12 – 30.88	189,685	5	28.39	189,685	28.39
$32.52 – 34.00	1,596,430	7	33.51	949,555	33.44
$47.65 – 51.67	1,568,630	8	50.13	379,244	49.75
$75.64 – 81.02	1,584,300	9	75.68	–	–

Total	5,495,495	8	49.43	2,074,934	33.84

        As of December 31, 2006, the aggregate intrinsic value of stock option awards outstanding was $237 million. The aggregate intrinsic value and weighted average remaining contractual life of stock option awards currently exercisable were $122 million and 7 years. As of December 31, 2006, the number of fully-vested stock option awards and stock option awards expected to vest was 5,061,806. The weighted average exercise price and weighted average remaining contractual life of these stock option awards were $48.52 and 8 years and the aggregate intrinsic value was $223 million. As of December 31, 2006, unrecognized compensation cost related to stock option awards was $32 million, which is expected to be recognized over a weighted average period of 2 years.

        The following is a summary of stock-based performance award and restricted stock award activity.

	Stock-Based Performance Awards	Weighted Average Grant Date Fair Value	Restricted Stock Awards	Weighted Average Grant Date Fair Value

Unvested at December 31, 2005	448,600	$29.93	985,556	$47.94
Granted	67,848 (a)	76.82	218,980	80.90
Vested	(273,448)	38.30	(388,597)	41.18
Forfeited	(6,000)	33.61	(39,790)	53.10

Unvested at December 31, 2006	237,000	33.61	776,149	60.42

(a)
Additional shares were issued in 2006 because the performance targets were exceeded for the 36-month performance period related to the 2003 grant.

        During 2006, 2005 and 2004 the weighted average grant date fair value of restricted stock awards was $80.90, $54.41 and $36.55. During 2004, the weighted average grant date fair value of stock-based performance awards was $33.61. The vesting date fair value of stock-based performance awards which vested during 2006, 2005 and 2004 was $21 million, $5 million and $4 million. The vesting date fair value of restricted stock awards which vested during 2006, 2005 and 2004 was $32 million, $13 million and $7 million.

        As of December 31, 2006, there was $29 million of unrecognized compensation cost related to stock-based performance awards and restricted stock awards which is expected to be recognized over a weighted average period of two years.

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27. Stock Repurchase Program

On January 29, 2006, Marathon's Board of Directors authorized the repurchase of up to $2 billion of common stock. As of December 31, 2006, the Company had acquired 20.7 million common shares at a cost of $1.698 billion. On January 28, 2007, Marathon's Board of Directors authorized an extension of the share repurchase program by an additional $500 million. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The Company will use cash on hand, cash generated from operations or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion.

28. Leases

Marathon leases a wide variety of facilities and equipment under operating leases, including land and building space, office equipment, production facilities and transportation equipment. Most long-term leases include renewal options and, in certain leases, purchase options. Future minimum commitments for capital lease obligations (including sale-leasebacks accounted for as financings) and for operating lease obligations having remaining noncancelable lease terms in excess of one year are as follows:

(In millions)	Capital Lease Obligations	Operating Lease Obligations

2007	$36	$159
2008	27	160
2009	27	136
2010	28	101
2011	27	68
Later years	71	259
Sublease rentals	–	(32)

Total minimum lease payments	216	$851
Less imputed interest costs	53

Present value of net minimum lease payments included in long-term debt	$163

        In connection with past sales of various plants and operations, Marathon assigned and the purchasers assumed certain leases of major equipment used in the divested plants and operations of United States Steel. In the event of a default by any of the purchasers, United States Steel has assumed these obligations; however, Marathon remains primarily obligated for payments under these leases. Minimum lease payments under these operating lease obligations of $31 million have been included above and an equal amount has been reported as sublease rentals.

        Of the $163 million present value of net minimum capital lease payments, $104 million was related to obligations assumed by United States Steel under the Financial Matters Agreement. Of the $851 million total minimum operating lease payments, $3 million was assumed by United States Steel under the Financial Matters Agreement.

        Operating lease rental expense was:

(In millions)	2006		2005		2004

Minimum rental	$197	(a)	$165	(a)	$168	(a)
Contingent rental	28		21		15
Sublease rentals	(7)		(14)		(12)

Net rental expense	$218		$172		$171

(a)
Excludes $9 million, $10 million and $11 million paid by United States Steel in 2006, 2005 and 2004 on assumed leases.

F-38

29. Sale of Minority Interests in EGHoldings

In connection with the formation of Equatorial Guinea LNG Holdings Limited, GEPetrol was given certain contractual rights that gave GEPetrol the option to purchase and resell a 13 percent interest in EGHoldings held by Marathon to a third party. On July 25, 2005, GEPetrol exercised these rights and reimbursed Marathon for its actual costs incurred up to the date of closing, plus an additional specified rate of return. Marathon and GEPetrol entered into agreements under which Mitsui and a subsidiary of Marubeni acquired 8.5 percent and 6.5 percent interests in EGHoldings. As part of these agreements, Marathon sold a 2 percent interest in EGHoldings to Mitsui for its actual costs incurred up to the date of closing, plus a specified rate of return, as well as a premium and future consideration based upon the performance of EGHoldings. Following the transaction, Marathon held a 60 percent interest in EGHoldings, GEPetrol held a 25 percent interest and Mitsui and Marubeni held the remaining interests.

        During 2005, Marathon received net proceeds of $163 million in connection with the transactions and recorded a gain, which is included in other income.

30. Contingencies and Commitments

Marathon is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Certain of these matters are discussed below. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to Marathon's consolidated financial statements. However, management believes that Marathon will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

    Environmental matters – Marathon is subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance. At December 31, 2006 and 2005, accrued liabilities for remediation totaled $101 million and $103 million. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed. Receivables for recoverable costs from certain states, under programs to assist companies in cleanup efforts related to underground storage tanks at retail marketing outlets, were $66 million and $68 million at December 31, 2006 and 2005.

        On May 11, 2001, MPC entered into a consent decree with the U.S. Environmental Protection Agency which commits it to complete certain agreed upon environmental projects over an eight-year period primarily aimed at reducing air emissions at its seven refineries. The court approved this consent decree on August 28, 2001. The total one-time expenditures for these environmental projects are estimated to be approximately $425 million over the eight-year period, with about $365 million incurred through December 31, 2006. In addition, MPC has been working on certain agreed upon supplemental environmental projects as part of this settlement of an enforcement action for alleged CAA violations and these have been substantially completed.

F-39

Guarantees  –  Marathon has issued the following guarantees:

(In millions)	Term	Maximum Potential Undiscounted Payments as of December 31, 2006

Indebtedness of equity method investees:
LOOP(a)	Through 2024	$160
LOCAP(a)	Perpetual-Loan Balance Varies	23
Centennial(b)	Through 2024	75
Guarantees/indemnifications related to asset sales:
Russia(c)	Indefinite	843
Yates(d)	Indefinite	228
Canada(e)	Indefinite	568
Miscellaneous asset sales(f)	Indefinite	68
Other:
United States Steel(g)	Through 2012	680
Centennial Pipeline catastrophic event(h)	Indefinite	50
Alliance Pipeline(i)	Through 2015	59
Kenai Kachemak Pipeline LLC(j)	Through 2017	15
Corporate assets(k)	(k)	29

(a)
Marathon holds interests in an offshore oil port, LOOP LLC ("LOOP"), and a crude oil pipeline system, LOCAP LLC ("LOCAP"). Both LOOP and LOCAP have secured various project financings with throughput and deficiency agreements. Under the agreements, Marathon is required to advance funds if the investees are unable to service debt. Any such advances are considered prepayments of future transportation charges. The terms of the agreements vary but tend to follow the terms of the underlying debt. Included in the underlying debt are a LOOP revolving credit facility of $25 million and a LOCAP revolving credit facility of $23 million.
(b)
Marathon holds an interest in a refined products pipeline, Centennial Pipeline LLC ("Centennial"), and has guaranteed the repayment of Centennial's outstanding balance under a Master Shelf Agreement, which expires in 2024, and a Credit Agreement, which expires in 2007. The guarantees arose in order to obtain adequate financing. Prior to expiration of the Master Shelf Agreement, Marathon could be relinquished from responsibility under the guarantee should Centennial meet certain financial tests.
(c)
In conjunction with the sale of its Russian businesses as discussed in Note 7, Marathon guaranteed the purchaser with regard to unknown obligations and inaccuracies in representations, warranties, covenants and agreements by Marathon. These indemnifications are part of the normal course of selling assets. Under the agreement, the maximum potential amount of future payments associated with these guarantees is equivalent to the proceeds from the sale.
(d)
In 2003, Marathon sold its interest in the Yates field and gathering system. In accordance with this transaction, Marathon indemnified the purchaser from inaccuracies in Marathon's representations, warranties, covenants and agreements.
(e)
In conjunction with the sale of certain Canadian assets during 2003, Marathon guaranteed the purchaser with regards to unknown environmental obligations and inaccuracies in Marathon's representations, warranties, covenants and agreements.
(f)
Marathon entered into certain performance and general guarantees and environmental and general indemnifications in connection with certain asset sales.
(g)
United States Steel is the sole general partner of Clairton 1314B Partnership, L.P., which owns certain cokemaking facilities formerly owned by United States Steel. Marathon has guaranteed to the limited partners all obligations of United States Steel under the partnership documents. In addition to the commitment to fund operating cash shortfalls of the partnership discussed in Note 3, United States Steel, under certain circumstances, is required to indemnify the limited partners if the partnership's product sales fail to qualify for the credit under Section 29 of the Internal Revenue Code. United States Steel has estimated the maximum potential amount of this indemnity obligation, including interest and tax gross-up, was approximately $680 million. Furthermore, United States Steel under certain circumstances has indemnified the partnership for environmental obligations.
(h)
The agreement between Centennial and its members allows each member to contribute cash in lieu of Centennial procuring separate insurance in the event of third-party liability arising from a catastrophic event. Each member is to contribute cash in proportion to its ownership interest.
(i)
Marathon is a party to a long-term transportation services agreement with Alliance Pipeline L.P. ("Alliance"). The agreement requires Marathon to pay minimum annual charges of approximately $7 million through 2015. The payments are required even if the transportation facility is not utilized. This contract has been used by Alliance to secure its financing. As a result of the Canadian asset sale discussed above, Husky has indemnified Marathon for any claims related to these guarantees.
(j)
Marathon is an equity investor in Kenai Kachemak Pipeline LLC ("KKPL"), holding a 60 percent, noncontrolling interest. In April 2003, Marathon guaranteed KKPL's performance to properly construct, operate, maintain and abandon the pipeline in accordance with the Alaska Pipeline Act and the Right of Way Lease Agreement with the State of Alaska. The major obligations covered under the guarantee include maintaining the right-of-way, satisfying any liabilities caused by operation of the pipeline, and providing for the abandonment costs. Obligations that could arise under the guarantee would vary according to the circumstances triggering payment.
(k)
Marathon has entered into leases of corporate assets containing general lease indemnities and guaranteed residual value clauses.

Contract commitments  –  At December 31, 2006 and 2005, Marathon's contract commitments to acquire property, plant and equipment totaled $1.703 billion and $668 million. The $1.035 billion increase is primarily due to commitments related to the Garyville refinery expansion.

Agreements with joint owners  –  As part of the formation of PTC, MPC and Pilot Corporation ("Pilot") entered into a Put/Call and Registration Rights Agreement (the "Agreement"). The Agreement provides that any time after

F-40

September 1, 2008, Pilot will have the right to sell its interest in PTC to MPC for an amount of cash and/or Marathon, MPC or Ashland equity securities equal to the product of 90 percent (95 percent if paid in securities) of the fair market value of PTC at the time multiplied by Pilot's percentage interest in PTC. At any time after September 1, 2011, under certain conditions, MPC will have the right to purchase Pilot's interest in PTC for an amount of cash and/or Marathon, MPC or Ashland equity securities equal to the product of 105 percent (110 percent if paid in securities) of the fair market value of PTC at the time multiplied by Pilot's percentage interest in PTC. Under the Agreement, MPC would determine the form of consideration to be paid upon exercise of the rights.

Other contingencies  –  In November 2006, the government of Equatorial Guinea enacted a new hydrocarbon law governing petroleum operations in Equatorial Guinea. The transitional provision of the law provides that all contractors and the terms of any contract to which they are a party will be subject to the law. The governmental agency responsible for the energy industry was given the authority to renegotiate any contract for the purpose of adapting any terms and conditions that are inconsistent with the new law. Marathon is in the process of determining what impact this law may have on its existing operations in Equatorial Guinea.

31. Accounting Standards Not Yet Adopted

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For Marathon, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should Marathon elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. Marathon is currently evaluating the provisions of this statement.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For Marathon, SFAS No. 157 will be effective January 1, 2008, with early application permitted. Marathon is currently evaluating the provisions of this statement.

        In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. Marathon expenses such costs in the same annual period as incurred; however, estimated annual major maintenance costs are recognized as expense throughout the year on a pro rata basis. As such, adoption of FSP No. AUG AIR-1 will have no impact on Marathon's annual consolidated financial statements. Marathon is required to adopt the FSP effective January 1, 2007. Marathon does not believe the provisions of FSP No. AUG AIR-1 will have a significant impact on its interim consolidated financial statements.

        In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. For Marathon, the provisions of FIN No. 48 are effective January 1, 2007. Marathon does not believe adoption of this statement will have a significant effect on its consolidated results of operations, financial position or cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140." This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. Marathon is required to adopt SFAS No. 156 effective January 1, 2007. Marathon does not expect adoption of this statement to have a significant effect on its consolidated results of operations, financial position or cash flows.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. For Marathon, SFAS No. 155 is effective for all financial instruments acquired or issued on or after January 1, 2007. Marathon does not expect adoption of this statement to have a significant effect on its consolidated results of operations, financial position or cash flows.

F-41

Selected Quarterly Financial Data (Unaudited)

	2006				2005
(In millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

Revenues	$13,807	$16,492	$18,179	$16,418	$17,088	$17,077	$15,942	$12,879
Income from operations	1,793	2,944	2,754	1,476	2,031	1,236	1,351	624
Income from continuing operations	1,079	1,623	1,484	771	1,265	750	668	323
Discontinued operations	–	–	264	13	19	20	5	1
Income before cumulative effect of change in accounting principle	1,079	1,623	1,748	784	1,284	770	673	324
Net income	1,079	1,623	1,748	784	1,265	770	673	324

Common stock data
Net income per share:
– Basic	$3.09	$4.55	$4.84	$2.15	$3.46	$2.11	$1.94	$0.94
– Diluted	$3.06	$4.52	$4.80	$2.13	$3.43	$2.09	$1.92	$0.93
Dividends paid per share	$0.40	$0.40	$0.40	$0.33	$0.33	$0.33	$0.28	$0.28
Price range of common stock(a):
– Low	$71.94	$70.73	$69.83	$65.24	$56.28	$54.69	$44.00	$35.73
– High	$97.57	$92.19	$86.04	$78.15	$69.21	$70.83	$55.58	$48.76

(a)
Composite tape

Principal Unconsolidated Investees (Unaudited)

Company	Country	December 31, 2006 Ownership		Activity

Alba Plant LLC	Cayman Islands	52	%(a)	Liquefied Petroleum Gas
Atlantic Methanol Production Company LLC	Cayman Islands	45%		Methanol Production
Centennial Pipeline LLC	United States	50%		Pipeline & Storage Facility
Kenai Kachemak Pipeline, LLC	United States	60	%(a)	Natural Gas Transmission
Kenai LNG Corporation	United States	30%		Natural Gas Liquefaction
LOCAP LLC	United States	59	%(a)	Pipeline & Storage Facilities
LOOP LLC	United States	51	%(a)	Offshore Oil Port
Minnesota Pipe Line Company, LLC	United States	17%		Pipeline Facility
Muskegon Pipeline LLC	United States	60	%(a)	Pipeline Facility
Odyssey Pipeline L.L.C.	United States	29%		Pipeline Facility
Pilot Travel Centers LLC	United States	50%		Travel Centers
Poseidon Oil Pipeline Company, L.L.C.	United States	28%		Crude Oil Transportation
Southcap Pipe Line Company	United States	22%		Crude Oil Transportation

(a)
Represents a noncontrolling interest.

F-42

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

        The supplementary information is disclosed by the following geographic areas: the United States; Europe, which primarily includes activities in the United Kingdom, Ireland and Norway; Africa, which primarily includes activities in Angola, Equatorial Guinea, Gabon and Libya; and Other International, which includes activities in Canada, the Russian Federation and other international locations outside of Europe and Africa. Discontinued operations represent Marathon's Russian oil exploration and production businesses that were sold in 2006.

Capitalized Costs and Accumulated Depreciation, Depletion and Amortization(a)

(In millions) December 31	United States	Europe	Africa	Other Int'l	Total

2006 Capitalized costs:
Proved properties	$7,682	$7,216	$2,319	$1	$17,218
Unproved properties	938	77	206	4	1,225
Suspended exploratory wells	156	25	289	–	470

Total	8,776	7,318	2,814	5	18,913

Accumulated depreciation, depletion and amortization:
Proved properties	5,141	4,771	412	1	10,325
Unproved properties	42	1	9	–	52

Total	5,183	4,772	421	1	10,377

Net capitalized costs	$3,593	$2,546	$2,393	$4	$8,536
Share of equity method investees' capitalized costs	$15	$–	$361	$–	$376

2005 Capitalized costs:
Proved properties	$7,015	$6,349	$1,857	$342	$15,563
Unproved properties	428	107	573	193	1,301
Suspended exploratory wells	111	31	204	17	363

Total	7,554	6,487	2,634	552	17,227

Accumulated depreciation, depletion and amortization:
Proved properties	4,752	4,476	288	111	9,627
Unproved properties	27	–	9	32	68

Total	4,779	4,476	297	143	9,695

Net capitalized costs	$2,775	$2,011	$2,337	$409	$7,532
Share of equity method investees' capitalized costs	$13	$–	$395	$–	$408

(a)
Includes capitalized asset retirement costs and the associated accumulated amortization.

Costs Incurred for Property Acquisition, Exploration and Development(a)

(In millions)	United States	Europe	Africa	Other Int'l	Continuing Operations	Discontinued Operations	Total

2006 Property acquisition:
Proved	$4	$–	$19	$–	$23	$–	$23
Unproved	526	3	3	4	536	–	536
Exploration	224	36	169	70	499	2	501
Development(b)	603	607	40	–	1,250	43	1,293
Capitalized asset retirement costs(c)	78	201	13	2	294	1	295

Total	$1,435	$847	$244	$76	$2,602	$46	$2,648
Share of investees' costs incurred	$3	$–	$1	$–	$4	$–	$4

2005 Property acquisition:
Proved	$3	$–	$390	$–	$393	$–	$393
Unproved	31	–	381	–	412	–	412
Exploration	186	48	95	14	343	10	353
Development(b)	465	531	32	–	1,028	85	1,113
Capitalized asset retirement costs(c)	35	108	12	1	156	2	158

Total	$720	$687	$910	$15	$2,332	$97	$2,429
Share of investees' costs incurred	$–	$–	$31	$–	$31	$–	$31

2004 Property acquisition:
Proved	$9	$–	$3	$–	$12	$–	$12
Unproved	10	–	1	–	11	–	11
Exploration	96	27	127	31	281	10	291
Development(b)	316	151	140	–	607	102	709
Capitalized asset retirement costs(c)	14	49	5	–	68	(5)	63

Total	$445	$227	$276	$31	$979	$107	$1,086
Share of investees' costs incurred	$1	$–	$128	$–	$129	$1	$130

(a)
Includes costs incurred whether capitalized or expensed.
(b)
Includes $12 million, $12 million and $8 million of costs incurred prior to assignment of proved reserves in 2006, 2005 and 2004. The associated reserves were awaiting full project sanction at the end of the applicable year.
(c)
Includes the effect of foreign currency fluctuations.

F-43

Results of Operations for Oil and Gas Producing Activities

(In millions)	United States	Europe	Africa	Other Int'l	Total

2006 Revenues and other income:
Sales(a)	$2,329	$1,240	$1,300	$–	$4,869
Transfers	307	58	1,168	–	1,533
Other income(b)	3	–	–	46	49

Total revenues	2,639	1,298	2,468	46	6,451
Expenses:
Production costs	(512)	(207)	(126)	–	(845)
Transportation costs(c)	(124)	(44)	(33)	–	(202)
Exploration expenses	(169)	(29)	(91)	(73)	(362)
Depreciation, depletion and amortization	(458)	(281)	(127)	–	(866)
Administrative expenses	(41)	(10)	(6)	(36)	(92)

Total expenses	(1,304)	(571)	(383)	(109)	(2,367)
Other production-related income(d)	–	73	1	–	74

Results before income taxes	1,335	800	2,086	(63)	4,158
Income tax provision (benefit)	489	358	1,457	(4)	2,300

Results of continuing operations	$846	$442	$629	$(59)	$1,858
Results of discontinued operations	$–	$–	$–	$273	$273
Share of equity method investees' results of operations	$–	$–	$118	$–	$118

2005 Revenues and other income:
Sales(a)	$2,227	$1,136	$71	$–	$3,434
Transfers	422	38	810	–	1,270
Other income(b)	22	–	–	–	22

Total revenues	2,671	1,174	881	–	4,726
Expenses:
Production costs	(448)	(170)	(82)	(3)	(703)
Transportation costs(c)	(114)	(40)	(27)	–	(181)
Exploration expenses	(118)	(31)	(27)	(38)	(214)
Depreciation, depletion and amortization	(411)	(255)	(87)	–	(753)
Administrative expenses	(34)	(8)	(5)	(25)	(72)

Total expenses	(1,125)	(504)	(228)	(66)	(1,923)
Other production-related income(d)	2	44	–	–	46

Results before income taxes	1,548	714	653	(66)	2,849
Income tax provision (benefit)	572	256	199	(13)	1,014

Results of continuing operations	$976	$458	$454	$(53)	$1,835
Results of discontinued operations	$–	$–	$–	$42	$42
Share of equity method investees' results of operations	$–	$–	$50	$–	$50

2004 Revenues and other income:
Sales(a)	$1,631	$876	$260	$–	$2,767
Transfers	392	28	159	–	579

Total revenues	2,023	904	419	–	3,346
Expenses:
Production costs	(381)	(166)	(55)	(5)	(607)
Transportation costs(c)	(112)	(35)	(6)	–	(153)
Exploration expenses	(79)	(19)	(28)	(32)	(158)
Depreciation, depletion and amortization	(356)	(275)	(56)	–	(687)
Administrative expenses	(39)	(4)	(15)	(24)	(82)

Total expenses	(967)	(499)	(160)	(61)	(1,687)
Other production-related income(d)	–	15	–	–	15

Results before income taxes	1,056	420	259	(61)	1,674
Income tax provision (benefit)	374	154	96	(26)	598

Results of continuing operations	$682	$266	$163	$(35)	$1,076
Results of discontinued operations	$–	$–	$–	$(47)	$(47)
Share of equity method investees' results of operations included in continuing operations	$1	$–	$9	$–	$10
Share of equity method investees' results of operations included in discontinued operations	$–	$–	$–	$1	$1

(a)
Excludes noncash effects of changes in the fair value of certain long-term natural gas sales contracts in the United Kingdom.
(b)
Includes net gains on asset dispositions.
(c)
Includes the cost to prepare and move liquid hydrocarbons and natural gas to their points of sale.
(d)
Includes revenues, net of associated costs, from activities that are an integral part of Marathon's production operations which may include processing and/or transportation of third-party production, the purchase and subsequent resale of natural gas utilized for reservoir management and providing storage capacity.

F-44

Results of Operations for Oil and Gas Producing Activities

        The following reconciles results of continuing operations for oil and gas producing activities to E&P segment income:

(In millions)	2006	2005	2004

Results of continuing operations	$1,858	$1,835	$1,076
Items not included in results of continuing oil and gas operations, net of tax:
Marketing income and technology costs	40	4	4
Income from equity method investments	135	52	11
Other	1	(4)	(1)
Items not allocated to E&P segment income:
Gain on asset disposition	(31)	–	–

E&P segment income	$2,003	$1,887	$1,090

Average Production Costs(a)

(per boe)	United States	Europe	Africa	Continuing Operations

2006	$8.51	$8.36	$2.78	$6.48
2005	7.11	6.45	3.33	6.18
2004	5.58	5.39	3.35	5.25

(a)
Computed using production costs, excluding transportation costs, as disclosed in the Results of Operations for Oil and Gas Producing Activities and as defined by the Securities and Exchange Commission. Natural gas volumes were converted to barrels of oil equivalent using a conversion factor of six mcf of natural gas to one barrel of oil.

Average Realizations

	United States	Europe	Africa	Continuing Operations	Discontinued Operations

(excluding derivative gains and losses)
2006 Liquid hydrocarbons (per bbl)	$54.41	$64.02	$59.83	$58.63	$38.38
Natural gas (per mcf)(a)	5.76	6.78	0.27	5.52	–
2005 Liquid hydrocarbons (per bbl)	$45.41	$52.99	$46.27	$47.35	$33.47
Natural gas (per mcf)(a)	6.42	5.72	0.25	5.61	–
2004 Liquid hydrocarbons (per bbl)	$32.76	$37.16	$35.11	$34.40	$22.65
Natural gas (per mcf)(a)	4.89	4.11	0.25	4.31	–
(including derivative gains and losses)
2006 Liquid hydrocarbons (per bbl)	$54.41	$64.02	$59.83	$58.63	$38.38
Natural gas (per mcf)(a)	5.77	6.78	0.27	5.53	–
2005 Liquid hydrocarbons (per bbl)	$45.41	$52.99	$46.27	$47.35	$33.47
Natural gas (per mcf)(a)	6.40	5.72	0.25	5.59	–
2004 Liquid hydrocarbons (per bbl)	$29.11	$33.65	$35.11	$31.56	$22.62
Natural gas (per mcf)(a)	4.85	4.11	0.25	4.28	–

(a)
Excludes the resale of purchased natural gas utilized for reservoir management.

F-45

Estimated Quantities of Proved Oil and Gas Reserves

        Estimates of the proved reserves have been prepared in-house teams of reservoir engineers and geoscience professionals. Reserve estimates are periodically reviewed by Marathon's Corporate Reserves Group to assure that rigorous professional standards and the reserves definitions prescribed by the U.S. Securities and Exchange Commission ("SEC") are consistently applied throughout the Company.

        Proved reserves are the estimated quantities of oil and natural gas that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change.

        Marathon's net proved reserve estimates have been adjusted as necessary to reflect all contractual agreements, royalty obligations and interests owned by others at the time of the estimate. Only reserves that are estimated to be recovered during the term of the current contract have been included in the proved reserve estimate unless there is a clear and consistent history of contract extension. Reserves from properties governed by production sharing contracts have been calculated using the "economic interest" method prescribed by the SEC. Reserves that are not currently considered proved, such as those that may result from extensions of currently proved areas or that may result from applying secondary or tertiary recovery processes not yet tested and determined to be economic are excluded. Purchased natural gas utilized in reservoir management and subsequently resold is also excluded. Marathon does not have any quantities of oil and gas reserves subject to long-term supply agreements with foreign governments or authorities in which Marathon acts as producer.

        Proved developed reserves are the quantities of oil and gas expected to be recovered through existing wells with existing equipment and operating methods. In some cases, proved undeveloped reserves may require substantial new investments in additional wells and related facilities. Production volumes shown are sales volumes, net of any products consumed during production activities.

(Millions of barrels)	United States	Europe	Africa(a)	Continuing Operations	Discontinued Operations

Liquid Hydrocarbons
Proved developed and undeveloped reserves:
Beginning of year – 2004	210	59	218	487	89
Purchase of reserves in place(b)	1	–	2	3	–
Revisions of previous estimates	(1)	3	14	16	(51)
Improved recovery	1	–	–	1	–
Extensions, discoveries and other additions	9	60	1	70	7
Production	(29)	(15)	(12)	(56)	(6)

End of year – 2004	191	107	223	521	39
Purchase of reserves in place(b)	–	–	3	3	–
Re-entry to Libya concessions	–	–	165	165	–
Revisions of previous estimates	10	4	1	15	3
Improved recovery	2	–	–	2	–
Extensions, discoveries and other additions	15	–	–	15	12
Production	(28)	(13)	(19)	(60)	(10)
Sales of reserves in place(b)	(1)	–	–	(1)	–

End of year – 2005	189	98	373	660	44
Purchase of reserves in place(b)	–	–	1	1	–
Revisions of previous estimates	2	8	49	59	1
Improved recovery	3	–	–	3	–
Extensions, discoveries and other additions	6	15	15	36	4
Production	(28)	(13)	(41)	(82)	(4)
Sales of reserves in place(b)	–	–	–	–	(45)

End of year – 2006	172	108	397	677	–

Proved developed reserves:
Beginning of year – 2004	193	47	120	360	31
End of year – 2004	171	41	147	359	27
End of year – 2005	165	39	368	572	31
End of year – 2006	150	35	381	566	–

F-46

Estimated Quantities of Proved Oil and Gas Reserves (continued)

(Billions of cubic feet)	United States	Europe	Africa(a)	Continuing Operations	Discontinued Operations

Natural Gas
Proved developed and undeveloped reserves:
Beginning of year – 2004	1,635	484	665	2,784	–
Purchase of reserves in place(b)	1	–	–	1	–
Revisions of previous estimates	(230)	7	916	693	–
Extensions, discoveries and other additions	189	150	11	350	–
Production(c)	(231)	(97)	(28)	(356)	–

End of year – 2004	1,364	544	1,564	3,472	–
Purchase of reserves in place(b)	–	–	24	24	–
Revisions of previous estimates	(78)	18	298	238	–
Extensions, discoveries and other additions	135	3	–	138	–
Production(c)	(211)	(79)	(34)	(324)	–
Sales of reserves in place(b)	(1)	–	–	(1)	–

End of year – 2005	1,209	486	1,852	3,547	–
Purchase of reserves in place(b)	–	4	8	12	–
Revisions of previous estimates	(5)	4	139	138	–
Extensions, discoveries and other additions	59	20	24	103	–
Production(c)	(194)	(70)	(26)	(290)	–

End of year – 2006	1,069	444	1,997	3,510	–

Proved developed reserves:
Beginning of year – 2004	1,067	421	528	2,016	–
End of year – 2004	992	376	570	1,938	–
End of year – 2005	943	326	638	1,907	–
End of year – 2006	857	238	648	1,743	–

(a)
Consists of estimated reserves from properties governed by production sharing contracts.
(b)
The net positive or negative balance of proved reserves acquired or relinquished in property trades within the same geographic area is reported as purchases of reserves in place or sales of reserves in place, respectively.
(c)
Excludes the resale of purchased gas utilized in reservoir management.

F-47

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

        Future cash inflows are computed by applying year-end prices of oil and natural gas relating to Marathon's proved reserves to the year-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

        The assumptions used to compute the proved reserve valuation do not necessarily reflect Marathon's expectations of actual revenues to be derived from those reserves or their present worth. Assigning monetary values to the estimated quantities of reserves, described on the preceding page, does not reduce the subjective and ever-changing nature of such reserve estimates.

        Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to uncertainties inherent in predicting the future, variations from the expected production rate also could result directly or indirectly from factors outside of Marathon's control, such as unintentional delays in development, environmental concerns, changes in prices or regulatory controls.

        The reserve valuation assumes that all reserves will be disposed of by production. However, if reserves are sold in place or subjected to participation by foreign governments, additional economic considerations could also affect the amount of cash eventually realized.

        Future production, transportation and administrative costs and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

        Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to Marathon's proved oil and gas reserves. Oil and gas related tax credits and allowances are recognized.

        Discount was derived by using a discount rate of 10 percent annually.

(In millions) December 31	United States	Europe	Africa	Total

2006
Future cash inflows	$13,435	$8,713	$22,799	$44,947
Future production, transportation and administrative costs	(5,512)	(2,564)	(1,877)	(9,953)
Future development costs	(762)	(1,781)	(495)	(3,038)
Future income tax expenses	(2,217)	(1,709)	(14,847)	(18,773)

Future net cash flows	$4,944	$2,659	$5,580	$13,183
10 percent annual discount for estimated timing of cash flows	(1,818)	(408)	(2,439)	(4,665)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$3,126	$2,251	$3,141	$8,518

2005
Future cash inflows	$17,346	$10,007	$18,088	$45,441
Future production, transportation and administrative costs	(5,046)	(2,007)	(1,910)	(8,963)
Future development costs	(853)	(1,531)	(751)	(3,135)
Future income tax expenses	(3,738)	(3,199)	(9,687)	(16,624)

Future net cash flows	$7,709	$3,270	$5,740	$16,719
10 percent annual discount for estimated timing of cash flows	(2,862)	(829)	(2,427)	(6,118)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$4,847	$2,441	$3,313	$10,601
Standardized measure of discounted future net cash flows relating to discontinued operations				$216

2004
Future cash inflows	$12,377	$7,742	$5,709	$25,828
Future production, transportation and administrative costs	(4,337)	(1,950)	(951)	(7,238)
Future development costs	(585)	(1,801)	(294)	(2,680)
Future income tax expenses	(2,581)	(1,753)	(1,265)	(5,599)

Future net cash flows	$4,874	$2,238	$3,199	$10,311
10 percent annual discount for estimated timing of cash flows	(1,740)	(737)	(1,419)	(3,896)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves(a)	$3,134	$1,501	$1,780	$6,415
Standardized measure of discounted future net cash flows relating to discontinued operations				$54

F-48

Summary of Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(In millions)	2006	2005	2004

Sales and transfers of oil and gas produced, net of production, transportation and administrative costs	$(5,312)	$(3,754)	$(2,689)
Net changes in prices and production, transportation and administrative costs related to future production	(1,342)	6,648	771
Extensions, discoveries and improved recovery, less related costs	1,290	700	1,349
Development costs incurred during the period	1,251	1,030	609
Changes in estimated future development costs	(527)	(552)	(628)
Revisions of previous quantity estimates	1,319	820	948
Net changes in purchases and sales of minerals in place	30	4,557	33
Accretion of discount	1,882	1,124	757
Net change in income taxes	(660)	(6,694)	(627)
Timing and other	(14)	307	97

Net change for the year	(2,083)	4,186	620
Beginning of year	10,601	6,415	5,795

End of year	$8,518	$10,601	$6,415
Net change for the year from discontinued operations	$(216)	$162	$(152)

F-49

Supplemental Statistics (Unaudited)

	2006	2005	2004

Net Liquid Hydrocarbon Sales (thousands of barrels per day)(a)
United States	76	76	81
Europe	35	36	40
Africa	112	52	32

Total International	147	88	72

Worldwide Continuing Operations	223	164	153
Discontinued Operations	12	27	17

Worldwide	235	191	170
Natural gas liquids included in above	23	18	15

Net Natural Gas Sales (millions of cubic feet per day)(a)(b)
United States	532	578	631
Europe	243	262	292
Africa	72	92	76

Total International	315	354	368

Worldwide	847	932	999

Total Worldwide Sales (thousands of barrels of oil equivalent per day)
Continuing Operations	365	319	320
Discontinued Operations	12	27	17

Worldwide	377	346	337

Average Realizations(c)
Liquid Hydrocarbons (dollars per barrel)
United States	$54.41	$45.41	$32.76
Europe	64.02	52.99	37.16
Africa	59.83	46.27	35.11
Total International	60.81	49.04	36.24
Worldwide Continuing Operations	58.63	47.35	34.40
Discontinued Operations	38.38	33.47	22.65
Worldwide	$57.58	$45.42	$33.31
Natural Gas (dollars per thousand cubic feet)
United States	$5.76	$6.42	$4.89
Europe	6.74	5.70	4.13
Africa	0.27	0.25	0.25
Total International	5.27	4.28	3.33
Worldwide	$5.58	$5.61	$4.31

Net Proved Reserves at year-end (developed and undeveloped)
Liquid Hydrocarbons (millions of barrels)
United States	172	189	191
International	505	515	369

Total	677	704	560
Developed reserves as a percentage of total net reserves	84%	86%	69%

Natural Gas (billions of cubic feet)
United States	1,069	1,209	1,364
International	2,441	2,338	2,108

Total	3,510	3,547	3,472
Developed reserves as a percentage of total net reserves	50%	54%	56%

(a)
Amounts represent net sales after royalties, except for Ireland where amounts are before royalties.
(b)
Includes natural gas acquired for injection and subsequent resale of 46 mmcfd, 38 mmcfd and 19 mmcfd in 2006, 2005 and 2004. Effective July 1, 2005, the methodology for allocating sales volumes between natural gas produced from the Brae complex and third-party natural gas production was modified, resulting in an increase in volumes representing natural gas acquired for injection and subsequent resale.
(c)
Excludes gains and losses on traditional derivative instruments and the unrealized effects of long-term U.K. natural gas contracts that are accounted for as derivatives.

F-50

(Dollars in millions, except as noted)	2006	2005	2004

Segment Income (Loss)
Exploration and Production
United States	$873	$983	$674
International	1,130	904	416

E&P segment	2,003	1,887	1,090
Refining, Marketing and Transportation(a)	2,795	1,628	568
Integrated Gas	16	55	37

Segment income	4,814	3,570	1,695
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(212)	(377)	(327)
Gain (loss) on long-term U.K. natural gas contracts	232	(223)	(57)
Discontinued operations	277	45	(33)
Gain on disposition of Syria interest	31	–	–
Deferred income taxes – tax legislation changes	21	15	–
– other adjustments(b)	93	–	–
Loss on early extinguishment of debt	(22)	–	–
Gain on sale of minority interests in EG Holdings	–	21	–
Corporate insurance adjustment	–	–	(17)
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261
Net income per common share – basic (in dollars)	$14.62	$8.52	$3.75
– diluted (in dollars)	$14.50	$8.44	$3.73

Capital expenditures
Exploration and Production	$2,169	$1,366	$840
Refining, Marketing and Transportation(a)	916	841	794
Integrated Gas(c)	307	571	488
Discontinued Operations	45	94	106
Corporate	41	18	19

Total	$3,478	$2,890	$2,247

Exploration Expense
United States	$169	$118	$78
International	196	99	80

Total	$365	$217	$158

Refinery Runs (thousands of barrels per day)
Crude oil refined	980	973	939
Other charge and blend stocks	234	205	171

Total	1,214	1,178	1,110

Refined Product Yields (thousands of barrels per day)
Gasoline	661	644	608
Distillates	323	318	299
Propane	23	21	22
Feedstocks and special products	107	96	94
Heavy fuel oil	26	28	25
Asphalt	89	85	77

Total	1,229	1,192	1,125

Refined Product Sales Volumes (thousands of barrels per day)(d)(e)	1,425	1,455	1,400
Matching buy/sell volumes included in above(e)	24	77	71

Refining and Wholesale Marketing Gross Margin ($ per gallon)(f)	$0.2288	$0.1582	$0.0877

Speedway SuperAmerica
Retail outlets at year-end	1,636	1,638	1,669
Gasoline & distillates sales (millions of gallons)	3,301	3,226	3,152
Gasoline & distillates gross margin (dollars per gallon)	$0.1156	$0.1230	$0.1186
Merchandise sales	$2,706	$2,531	$2,335
Merchandise gross margin	$667	$626	$571

(a)
RM&T segment income for 2005 and 2004 is net of $376 million and $539 million pretax minority interest in MPC. RM&T capital expenditures include MPC at 100 percent for all periods.
(b)
Other deferred tax adjustments in 2006 represent a benefit recorded for cumulative income tax basis differences associated with prior periods.
(c)
Includes Equatorial Guinea LNG Holdings at 100 percent.
(d)
Total average daily volumes of refined product sales to wholesale, branded and retail (SSA) customers.
(e)
As a result of the change in accounting for matching buy/sell arrangements on April 1, 2006, the reported sales volumes will be lower than the volumes determined under the previous accounting practices. See Note 2 to the consolidated financial statements.
(f)
Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation. As a result of the change in accounting for matching buy/sell transactions on April 1, 2006, the resulting per gallon statistic will be higher than the statistic that would have been calculated from amounts determined under previous accounting practices. See Note 2 to the consolidated financial statements.

F-51

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

        An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934) was carried out under the supervision and with the participation of Marathon's management, including our Chief Executive Officer and Chief Financial Officer. As of the end of the period covered by this report based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. During the period covered by this report, there were no changes in our internal controls over financial reporting that have materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

Internal Controls

        See "Management's Report on Internal Control over Financial Reporting" on page F-2.

Item 9B. Other Information

        None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

        Information concerning the directors of Marathon required by this item is incorporated by reference to the material appearing under the heading "Election of Directors" in Marathon's Proxy Statement for the 2007 Annual Meeting of stockholders.

        Marathon's Board of Directors has established the Audit Committee and determined our "Audit Committee Financial Expert." The information required to be disclosed is incorporated by reference to the material appearing under the sub-heading "Audit Committee" located under the heading "The Board of Directors and Governance Matters" in Marathon's Proxy Statement for the 2007 Annual Meeting of Stockholders.

        Marathon has adopted a Code of Ethics for Senior Financial Officers. It is available on our website at www.marathon.com/Code  Ethics  Sr  Finan  Off/.

Executive Officers of the Registrant

        The executive officers of Marathon or its subsidiaries and their ages as of February 1, 2007, are as follows:

Philip G. Behrman	56	Senior Vice President, Worldwide Exploration
Clarence P. Cazalot, Jr.	56	President and Chief Executive Officer, and Director
Janet F. Clark	52	Executive Vice President and Chief Financial Officer
Gary R. Heminger	53	Executive Vice President
Steven B. Hinchman	48	Senior Vice President, Worldwide Production
Jerry Howard	58	Senior Vice President, Corporate Affairs
Alard Kaplan	56	Vice President, Major Projects
Kenneth L. Matheny	59	Vice President, Investor Relations and Public Affairs
Paul C. Reinbolt	51	Vice President, Finance and Treasurer
David E. Roberts	46	Senior Vice President, Business Development
William F. Schwind, Jr.	62	Vice President, General Counsel and Secretary
Michael K. Stewart	49	Vice President, Accounting and Controller

61

        With the exception of Ms. Clark, Mr. Kaplan and Mr. Roberts, all of the executive officers have held responsible management or professional positions with Marathon or its subsidiaries for more than the past five years.

        Ms. Clark joined Marathon in January 2004 as senior vice president and chief financial officer. Prior to joining Marathon, she was employed by Nuevo Energy Company from 2001 to December 2003 as senior vice president and chief financial officer.

        Mr. Kaplan joined Marathon in December 2003 as vice president, major projects. Prior to joining Marathon, he was employed by Foster Wheeler Corporation since 2001, with his most recent position as director of LNG for Foster Wheeler's Houston office.

        Mr. Roberts joined Marathon in June 2006 as senior vice president, business development. Prior to joining Marathon, he was employed by BG Group from 2003 as executive vice president/managing director responsible for Asia and the Middle East. He served as advisor to the vice chairman of ChevronTexaco Corporation from 2001 to 2003.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Based solely on the Company's review of the reporting forms and written representations provided to the Company from the individuals required to file reports, the Company believes that each of its executive officers and directors has complied with the applicable reporting requirements for transactions in the Company's securities during the fiscal year ended December 31, 2006, except for Michael K. Stewart who filed one Form 4 report two days late relating to shares-for-tax withholding for a vesting of restricted stock granted to Mr. Stewart prior to his election as an executive officer of the Company.

Item 11. Executive Compensation

        Information required by this item is incorporated by reference to the material appearing under the heading "Executive Compensation Tables and Other Information;" under the sub-headings "Compensation Committee" and "Compensation Committee Interlocks and Insider Participation" under the heading "The Board of Directors and Governance Matters;" and under the heading "Compensation Committee Report" in Marathon's Proxy Statement for the 2007 Annual Meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

        Information required by this item is incorporated by reference to the material appearing under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Directors and Executive Officers" in Marathon's Proxy Statement for the 2007 Annual Meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

        Information required by this item is incorporated by reference to the material appearing under the heading "Certain Relationships and Related Person Transactions," and under the sub-heading "Board and Committee Independence" under the heading "The Board of Directors and Governance Matters" in Marathon's Proxy Statement for the 2007 Annual Meeting of stockholders.

Item 14. Principal Accounting Fees and Services

        Information required by this item is incorporated by reference to the material appearing under the heading "Information Regarding the Independent Registered Public Accounting Firm's Fees, Services and Independence" in Marathon's Proxy Statement for the 2007 Annual Meeting of stockholders.

62

PART IV

Item 15. Exhibits, Financial Statement Schedules

A. Documents Filed as Part of the Report

  1.
  Financial Statements (see Part II, Item 8. of this report regarding financial statements)

  2.
  Financial Statement Schedules

      Financial Statement Schedules listed under SEC rules but not included in this report are omitted because they are not applicable or the required information is contained in the financial statements or notes thereto.

  3.
  Exhibits:

Any reference made to USX Corporation in the exhibit listing that follows is a reference to the former name of Marathon Oil Corporation, a Delaware corporation and the registrant, and is made because the exhibit being listed and incorporated by reference was originally filed before July, 2001, the date of the change in the registrant's name. References to Marathon Ashland Petroleum LLC or MAP are references to the entity now known as Marathon Petroleum Company LLC.

Exhibit No.	Description
2.	Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.1*	Holding Company Reorganization Agreement, dated as of July 1, 2001, by and among USX Corporation, USX Holdco, Inc. and United States Steel LLC.
2.2*	Agreement and Plan of Reorganization, dated as of July 31, 2001, by and between USX Corporation and United States Steel LLC.
2.3++
Master Agreement, among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, dated as of March 18, 2004 and Amendment No. 1 dated as of April 27, 2005 (incorporated by reference to Exhibit 2.1 on Amendment No. 3 to the Registration Statement on Form S-4/A (File No. 333-119694) of Marathon Oil Corporation filed on May 19, 2005).
2.4++
Amended and Restated Tax Matters Agreement among Ashland Inc., ATB Holdings Inc., EXM LLC, New EXM Inc., Marathon Oil Corporation, Marathon Oil Company, Marathon Domestic LLC and Marathon Ashland Petroleum LLC, dated as of April 27, 2005 (incorporated by reference to Exhibit 2.2 on Amendment No. 3 to the Registration Statement on Form S-4/A (File No. 333-119694) of Marathon Oil Corporation filed on May 19, 2005).
2.5++
Assignment and Assumption Agreement (VIOC Centers) between Ashland Inc. and ATB Holdings Inc., dated as of March 18, 2004 (incorporated by reference to Exhibit 2.3 to Marathon Oil Corporation's Amendment No. 1 to Form 8-K/A, filed on November 29, 2004).
2.6++
Assignment and Assumption Agreement (Maleic Business) between Ashland Inc. and ATB Holdings Inc., dated as of March 18, 2004 (incorporated by reference to Exhibit 2.4 to Marathon Oil Corporation's Amendment No. 1 to Form 8-K/A, filed on November 29, 2004).
3.	Articles of Incorporation and Bylaws
3.1*	Restated Certificate of Incorporation of Marathon Oil Corporation.
3.2	By-laws of Marathon Oil Corporation (incorporated by reference to Exhibit 3.1 to Marathon Oil Corporation's Form 8-K filed on October 27, 2006).
4.	Instruments Defining the Rights of Security Holders, Including Indentures
4.1
Five Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, ABN Ambro Bank N.V., Citibank, N.A. and Morgan Stanley Bank, as Documentation Agents and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation's Form 10-Q for the quarter ended June 30, 2004).

63

4.2
Amendment No. 1 dated as of May 4, 2006 to Five-Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, Citibank, N.A. and Morgan Stanley Bank, as Documentation Agents and JPMorgan Chase Bank, as Administrative Agent (incorporated by reference to Exhibit 4.1 to Marathon Oil Corporation's Form 10-Q for the quarter ended March 31, 2006).

Pursuant to CFR 229.601(b)(4)(iii), instruments with respect to long-term debt issues have been omitted where the amount of securities authorized under such instruments does not exceed 10% of the total consolidated assets of Marathon. Marathon hereby agrees to furnish a copy of any such instrument to the Commission upon its request.
10.	Material Contracts
10.1
Tax Sharing Agreement between USX Corporation and United States Steel LLC (converted into United States Steel Corporation) dated as of December 31, 2001 (incorporated by reference to Exhibit 99.3 to Marathon Oil Corporation's Form 8-K filed January 3, 2002).
10.2
Financial Matters Agreement between USX Corporation and United States Steel LLC (converted into United States Steel Corporation) dated as of December 31, 2001 (incorporated by reference to Exhibit 99.5 to Marathon Oil Corporation's Form 8-K, filed on January 3, 2002).
10.3
Insurance Assistance Agreement between USX Corporation and United States Steel LLC (converted into United States Steel Corporation) dated as of December 31, 2001 (incorporated by reference to Exhibit 99.6 to Marathon Oil Corporation's Form 8-K, filed on January 3, 2002).
10.4
Marathon Oil Corporation 2003 Incentive Compensation Plan, Effective January 1, 2003 (incorporated by reference to Appendix C to Marathon Oil Corporation's Definitive Proxy Statement on Schedule 14A filed on March 10, 2003).
10.5*	Marathon Oil Corporation 1990 Stock Plan, as Amended and Restated Effective January 1, 2002.
10.6
Second Amended and Restated Marathon Oil Corporation Non-Officer Restricted Stock Plan, As Amended and Restated Effective January 2, 2002 (incorporated by reference to Exhibit 10.2 to Marathon Oil Corporation's Amendment No. 1 to Form 10-Q/A for the quarter ended September 30, 2002).
10.7
Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors (Amended and Restated as of January 1, 2002) (incorporated by reference to Exhibit 10.12 to Marathon Oil Corporation's Amendment No. 1 to Form 10-Q for the quarter ended September 30, 2002).
10.8
First Amendment to the Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors (Amended and Restated as of January 1, 2002) (incorporated by reference to Exhibit 10.1 to Marathon Oil Corporation's Form 8-K, filed on December 8, 2005).
10.9
Second Amendment to the Marathon Oil Corporation Deferred Compensation Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to Marathon Oil Corporation's form 8-K filed on October 27, 2006).
10.10
Form of Non-Qualified Stock Option Grant for Executive Officers granted under Marathon Oil Corporation's 1990 Stock Plan, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.3 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).
10.11
Form of Non-Qualified Stock Option Grant for MAP officers granted under Marathon Oil Corporation's 1990 Stock Plan, as amended and restated effective January 1, 2002 (incorporated by reference to Exhibit 10.14 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.12
Form of Non-Qualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Chief Executive Officer granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.4 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).
10.13
Form of Non-Qualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Executive Committee members granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.5 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).
10.14
Form of Non-Qualified Stock Option with Tandem Stock Appreciation Right Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.6 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).

64

10.15
Form of Non-Qualified Stock Option Award Agreement for MAP officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.18 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.16
Form of Stock Appreciation Right Award Agreement for Chief Executive Officer granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.7 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).
10.17
Form of Stock Appreciation Right Award Agreement for Executive Committee members granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.8 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).
10.18
Form of Stock Appreciation Right Award Agreement for Officers granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan, effective January 1, 2003 (incorporated by reference to Exhibit 10.9 to Marathon Oil Corporation's Form 10-Q for the quarter ended September 30, 2004).
10.19
Form of Non-Qualified Stock Option Award Agreement granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 99.1 to Marathon Oil Corporation's Form 8-K, filed on May 27, 2005).
10.20
Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 99.2 to Marathon Oil Corporation's Form 8-K, filed on May 27, 2005).
10.21
Form of Performance Unit Award Agreement (2005-2007 Performance Cycle) granted under Marathon Oil Corporation's 2003 Incentive Compensation Plan (incorporated by reference to Exhibit 99.3 to Marathon Oil Corporation's Form 8-K filed on May 27, 2005).
10.22	Marathon Oil Company Excess Benefit Plan (incorporated by reference to Exhibit 10.27 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.23	First Amendment to Marathon Oil Company Excess Benefit Plan (incorporated by reference to Exhibit 10.1 to Marathon Oil Corporation's form 8-K filed on May 18, 2006).
10.24	Second Amendment to Marathon Oil Company Excess Benefit Plan (incorporated by reference to Exhibit 10.3 to Marathon Oil Corporation's form 8-K filed on October 10, 2006).
10.25	Marathon Oil Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.28 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.26	First Amendment to Marathon Oil Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Marathon Oil Corporation's form 8-K filed on May 18, 2006).
10.27	Second Amendment to Marathon Oil Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 to Marathon Oil Corporation's form 8-K filed on October 10, 2006).
10.28	Marathon Petroleum Company LLC Excess Benefit Plan (incorporated by reference to Exhibit 10.29 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.29	First Amendment to Marathon Petroleum Company LLC Excess Benefit Plan (incorporated by reference to Exhibit 10.1 to Marathon Oil Corporation's form 8-K filed on October 10, 2006).
10.30	Marathon Petroleum Company LLC Deferred Compensation Plan (incorporated by reference to Exhibit 10.30 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.31	First Amendment to Marathon Petroleum Company LLC Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 to Marathon Oil Corporation's form 8-K filed on October 10, 2006).
10.32	Speedway SuperAmerica LLC Excess Benefit Plan (incorporated by reference to Exhibit 10.31 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.33	Speedway SuperAmerica LLC Excess Benefit Plan Amendment (incorporated by reference to Exhibit 10.32 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).

65

10.34
Pilot JV Amendment to Deferred Compensation Plans and Excess Benefits Plans (incorporated by reference to Exhibit 10.33 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.35	EMRO Marketing Company Deferred Compensation Plan (incorporated by reference to Exhibit 10.34 to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2005).
10.36*	Form of Change of Control Agreement between Marathon Oil Corporation and Various Officers.
10.37
Letter Agreement between Marathon Oil Company and Janet F. Clark, executed December 9, 2003 (incorporated by reference to Exhibit 10(i) to Marathon Oil Corporation's Annual Report on Form 10-K for the year ended December 31, 2003).
12.1*	Computation of Ratio of Earnings to Combined Fixed Charges.
14.1	Code of Ethics for Senior Financial Officers (incorporated by reference to Exhibit 14. to Marathon Oil Corporation's Form 10-K for the year ended December 31, 2004).
21.1*	List of Significant Subsidiaries.
23.1*	Consent of Independent Registered Public Accounting Firm.
31.1*	Certification of President and Chief Executive Officer pursuant to Rule 13(a)-14 and 15(d)-14 under the Securities Exchange Act of 1934.
31.2*	Certification of Executive Vice President and Chief Financial Officer pursuant to Rule 13(a)-14 and 15(d)-14 under the Securities Exchange Act of 1934.
32.1*	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350.
32.2*	Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.
*	Filed herewith
++	Marathon agrees to furnish supplementally a copy of any omitted schedule to the United States Securities and Exchange Commission upon request.

66

SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 1, 2007	MARATHON OIL CORPORATION
	By:	/s/ MICHAEL K. STEWART Michael K. Stewart
Vice President, Accounting and Controller

        Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 1, 2007 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ THOMAS J. USHER Thomas J. Usher	Chairman of the Board and Director
/s/ CLARENCE P. CAZALOT, JR. Clarence P. Cazalot, Jr.	President & Chief Executive Officer and Director
/s/ JANET F. CLARK Janet F. Clark	Executive Vice President and Chief Financial Officer
/s/ MICHAEL K. STEWART Michael K. Stewart	Vice President, Accounting and Controller
/s/ CHARLES F. BOLDEN, JR. Charles F. Bolden, Jr.	Director
/s/ DAVID A. DABERKO David A. Daberko	Director
/s/ WILLIAM L. DAVIS William L. Davis	Director
/s/ SHIRLEY ANN JACKSON Shirley Ann Jackson	Director
/s/ PHILIP LADER Philip Lader	Director
/s/ CHARLES R. LEE Charles R. Lee	Director
/s/ DENNIS H. REILLEY Dennis H. Reilley	Director
/s/ SETH E. SCHOFIELD Seth E. Schofield	Director
/s/ JOHN W. SNOW John W. Snow	Director
/s/ DOUGLAS C. YEARLEY Douglas C. Yearley	Director

67

Marathon quarterly report on Form 10-Q for the quarter ended June 30, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended June 30, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-5153

Marathon Oil Corporation

(Exact name of registrant as specified in its charter)

Delaware	25-0996816
(State of Incorporation)	(I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, TX 77056-2723
(Address of principal executive offices)

(713) 629-6600
(Registrant’s telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐   No  ☒

There were 681,102,025 shares of Marathon Oil Corporation common stock outstanding as of July 31, 2007.

MARATHON OIL CORPORATION

Form 10-Q

Quarter Ended June 30, 2007

INDEX

PART I - FINANCIAL INFORMATION

Item 1.	Financial Statements:

Consolidated Statements of Income (Unaudited)

Consolidated Balance Sheets (Unaudited)

Consolidated Statements of Cash Flows (Unaudited)

Selected Notes to Consolidated Financial Statements (Unaudited)

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Item 4.	Controls and Procedures

Supplemental Statistics (Unaudited)

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings

Item 1A.	Risk Factors

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Item 4.	Submission of Matters to a Vote of Security Holders

Item 6.	Exhibits

Signatures

Unless the context otherwise indicates, references in this Form 10-Q to “Marathon,” “we,” “our,” or “us” are references to Marathon Oil Corporation, including its wholly-owned and majority-owned subsidiaries, and its ownership interests in equity method investees (corporate entities, partnerships, limited liability companies and other ventures over which Marathon exerts significant influence by virtue of its ownership interest).

2

Part I - Financial Information

Item 1. Financial Statements

MARATHON OIL CORPORATION

Consolidated Statements of Income (Unaudited)

	Second Quarter Ended		Six Months Ended
	June 30,		June 30,
(Dollars in millions, except per share data)	2007	2006	2007	2006
Revenues and other income:

Sales and other operating revenues (including consumer excise taxes)	$16,260	$15,962	$28,751	$28,862
Revenues from matching buy/sell transactions	65	1,806	123	5,012
Sales to related parties	411	411	731	723
Income from equity method investments	117	97	224	189
Net gains on disposal of assets	7	5	18	16
Other income	27	9	42	27

Total revenues and other income	16,887	18,290	29,889	34,829
Costs and expenses:

Cost of revenues (excludes items below)	11,755	11,628	21,297	21,387
Purchases related to matching buy/sell transactions	84	1,750	145	4,983
Purchases from related parties	54	47	101	98
Consumer excise taxes	1,307	1,277	2,504	2,442
Depreciation, depletion and amortization	396	369	789	769
Selling, general and administrative expenses	327	308	614	595
Other taxes	93	91	191	188
Exploration expenses	115	66	176	137

Total costs and expenses	14,131	15,536	25,817	30,599

Income from operations	2,756	2,754	4,072	4,230

Net interest and other financing costs (income)	(20)	(9)	(39)	14
Loss on early extinguishment of debt	1	—	3	—
Minority interests in loss of Equatorial Guinea
LNG Holdings Limited	(1)	(2)	(3)	(5)

Income from continuing operations before income taxes	2,776	2,765	4,111	4,221

Provision for income taxes	1,234	1,281	1,852	1,966

Income from continuing operations	1,542	1,484	2,259	2,255

Discontinued operations	8	264	8	277

Net income	$1,550	$1,748	$2,267	$2,532

Per Share Data

Basic:
Income from continuing operations	$2.26	$2.05	$3.29	$3.11
Discontinued operations	$0.01	$0.37	$0.01	$0.38
Net income	$2.27	$2.42	$3.30	$3.49

Diluted:
Income from continuing operations	$2.24	$2.04	$3.27	$3.08
Discontinued operations	$0.01	$0.36	$0.01	$0.38
Net income	$2.25	$2.40	$3.28	$3.46

Dividends paid	$0.24	$0.20	$0.44	$0.36

The accompanying notes are an integral part of these consolidated financial statements.

3

MARATHON OIL CORPORATION

Consolidated Balance Sheets (Unaudited)

	June 30,	December 31,
(Dollars in millions, except per share data)	2007	2006
Assets
Current assets:
Cash and cash equivalents	$2,331	$2,585
Receivables, less allowance for doubtful accounts of $3 and $3	4,744	4,114
Receivables from United States Steel	31	32
Receivables from related parties	92	63
Inventories	4,310	3,173
Other current assets	191	129

Total current assets	11,699	10,096

Equity method investments	2,583	1,539
Receivables from United States Steel	488	498
Property, plant and equipment, less accumulated depreciation, depletion and amortization of $14,213 and $13,573	16,037	16,653
Goodwill	1,393	1,398
Intangible assets, less accumulated amortization of $83 and $75	176	180
Other noncurrent assets	1,229	467

Total assets	$33,605	$30,831
Liabilities
Current liabilities:
Accounts payable	$6,684	$5,586
Payable to United States Steel	—	13
Payables to related parties	38	264
Payroll and benefits payable	287	409
Accrued taxes	649	598
Deferred income taxes	641	631
Accrued interest	93	89
Long-term debt due within one year	421	471

Total current liabilities	8,813	8,061

Long-term debt	4,237	3,061
Deferred income taxes	1,935	1,897
Defined benefit postretirement plan obligations	1,341	1,245
Asset retirement obligations	1,078	1,044
Payable to United States Steel	6	7
Deferred credits and other liabilities	380	391

Total liabilities	17,790	15,706

Minority interests in Equatorial Guinea LNG Holdings Limited	—	518
Commitments and contingencies

Stockholders’ Equity
Common stock issued – 735,703,116 shares (par value $1 per share, 1,100,000,000 shares authorized)	736	736
Common stock held in treasury, at cost – 54,427,392 and 40,161,340 shares	(2,364)	(1,638)
Additional paid-in capital	4,787	4,784
Retained earnings	13,058	11,093
Accumulated other comprehensive loss	(402)	(368)

Total stockholders’ equity	15,815	14,607

Total liabilities and stockholders’ equity	$33,605	$30,831

The accompanying notes are an integral part of these consolidated financial statements.

4

MARATHON OIL CORPORATION

Consolidated Statements of Cash Flows (Unaudited)

	Six Months Ended
	June 30,
(Dollars in millions)	2007	2006
Increase (decrease) in cash and cash equivalents

Operating activities:
Net income	$2,267	$2,532

Adjustments to reconcile net income to net cash provided from operating activities:
Loss on early extinguishment of debt	3	—
Income from discontinued operations	(8)	(277)
Deferred income taxes	122	134
Minority interests in loss of Equatorial Guinea LNG Holdings Limited	(3)	(5)
Depreciation, depletion and amortization	789	769
Pension and other postretirement benefits, net	20	(41)
Exploratory dry well costs and unproved property impairments	75	69
Net gains on disposal of assets	(18)	(16)
Equity method investments, net	(78)	(134)
Changes in the fair value of long-term U.K. natural gas contracts	(12)	(61)
Changes in:
Current receivables	(639)	(833)
Inventories	(1,150)	(777)
Current accounts payable and accrued expenses	1,037	916
All other, net	(39)	(46)
Net cash provided from continuing operations	2,366	2,230
Net cash provided from discontinued operations	—	69
Net cash provided from operating activities	2,366	2,299

Investing activities:
Capital expenditures	(1,699)	(1,308)
Acquisitions	—	(543)
Disposal of assets	48	49
Disposal of discontinued operations	—	832
Investments - loans and advances	(64)	(2)
Investments - repayments of loans and return of capital	34	146
Deconsolidation of Equatorial Guinea LNG Holdings Limited	(37)	—
Investing activities of discontinued operations	—	(45)
All other, net	(10)	14
Net cash used in investing activities	(1,728)	(857)

Financing activities:
Borrowings	578	—
Debt issuance costs	(8)	—
Debt repayments	(469)	(303)
Issuance of common stock	18	19
Purchases of common stock	(776)	(554)
Excess tax benefits from stock-based compensation arrangements	24	14
Dividends paid	(302)	(265)
Contributions from minority shareholders of Equatorial Guinea LNG Holdings Limited	39	41
Net cash used in financing activities	(896)	(1,048)

Effect of exchange rate changes on cash	4	15

Net increase (decrease) in cash and cash equivalents	(254)	409

Cash and cash equivalents at beginning of period	2,585	2,617

Cash and cash equivalents at end of period	$2,331	$3,026

The accompanying notes are an integral part of these consolidated financial statements.

5

MARATHON OIL CORPORATION

Notes to Consolidated Financial Statements (Unaudited)

1.     Basis of Presentation

These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the periods reported. All such adjustments are of a normal recurring nature unless disclosed otherwise. These consolidated financial statements, including selected notes, have been prepared in accordance with the applicable rules of the Securities and Exchange Commission and do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. Certain reclassifications of prior year data have been made to conform to 2007 classifications. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Marathon Oil Corporation (“Marathon” or the “Company”) 2006 Annual Report on Form 10-K.

2.     New Accounting Standards

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities.”   This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. Marathon adopted FSP No. AUG AIR-1 effective January 1, 2007. Prior to adoption, Marathon expensed such costs in the same annual period as incurred; however, estimated annual major maintenance costs were recognized as expense throughout the year on a pro rata basis. As such, the adoption of this FSP has no impact on Marathon’s annual consolidated financial statements. The FSP has not been applied retrospectively because the impact on the Company’s prior interim consolidated financial statements was not significant.

In July 2006, the FASB issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.”  FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. Marathon adopted FIN No. 48 effective January 1, 2007, and adoption did not have a significant effect on its consolidated results of operations, financial position or cash flows. See Note 9 for other disclosures required by FIN No. 48.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140.”  This statement amends SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” with respect to the accounting for separately recognized servicing assets and servicing liabilities. Marathon adopted SFAS No. 156 effective January 1, 2007, and adoption did not have a significant effect on its consolidated results of operations, financial position or cash flows.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140.”  SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provided that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. Effective January 1, 2007, Marathon adopted the provisions of SFAS No. 155 prospectively for all financial instruments acquired or issued on or after January 1, 2007. Adoption of this statement did not have a significant effect on Marathon’s consolidated results of operations, financial position or cash flows.

3.     Deconsolidation of Equatorial Guinea LNG Holdings Limited

Equatorial Guinea LNG Holdings Limited (“EGHoldings”), in which Marathon holds a 60 percent interest, was formed for the purpose of constructing and operating a liquefied natural gas (“LNG”) production facility. During facility construction, EGHoldings was a variable interest entity (“VIE”) that was consolidated by Marathon because Marathon was its primary beneficiary. Once the LNG production facility commenced its primary operations and began to generate revenue in May 2007, EGHoldings was no longer a VIE. Effective May 1, 2007, Marathon no longer consolidates EGHoldings, despite the fact that the Company holds majority ownership, because the minority shareholders have rights limiting Marathon’s ability to exercise control over the entity. Marathon’s investment is accounted for prospectively using the equity method of accounting and is carried at the Company’s share of net assets plus loans and advances, which totaled $961 million as of June 30, 2007, and is included in equity method investments in the consolidated balance sheet as of that date.

6

4.     Common Stock Split

On April 25, 2007, Marathon’s stockholders approved an increase in the number of authorized shares of common stock from 550 million to 1.1 billion shares, and the Company’s Board of Directors subsequently declared a two-for-one split of the Company’s common stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date. In addition, shares of common stock issued or issuable for stock-based awards under Marathon’s incentive compensation plans were proportionately increased in accordance with the terms of the plans. Common share and per share (except par value) information for all periods presented has been restated in the consolidated financial statements and notes to reflect the stock split.

5.     Discontinued Operations

On June 2, 2006, Marathon sold its Russian oil exploration and production businesses in the Khanty-Mansiysk region of western Siberia. A gain on the sale of $243 million ($342 million before income taxes) was reported in discontinued operations in the second quarter of 2006. During the second quarter of 2007, adjustments to the sales price were substantially completed and an additional gain on the sale of $8 million ($13 million before income taxes) was recognized.

The activities of the Russian businesses have been reported as discontinued operations in the consolidated statements of income and cash flows for 2006. Revenues applicable to discontinued operations were $74 million and $173 million for the second quarter and first six months of 2006. Pretax income from discontinued operations was $24 million and $45 million for the second quarter and first six months of 2006.

6.     Income per Common Share

Basic income per share is based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options, provided the effect is not antidilutive.

	Second Quarter Ended June 30,
	2007		2006
(In millions, except per share data)	Basic	Diluted	Basic	Diluted

Income from continuing operations	$1,542	$1,542	$1,484	$1,484
Discontinued operations	8	8	264	264
Net income	$1,550	$1,550	$1,748	$1,748

Weighted average common shares outstanding	683	683	722	722
Effect of dilutive securities	—	6	—	6

Weighted average common shares, including dilutive effect	683	689	722	728

Per share:
Income from continuing operations	$2.26	$2.24	$2.05	$2.04
Discontinued operations	$0.01	$0.01	$0.37	$0.36
Net income	$2.27	$2.25	$2.42	$2.40

7

	Six Months Ended June 30,
	2007		2006
(In millions, except per share data)	Basic	Diluted	Basic	Diluted

Income from continuing operations	$2,259	$2,259	$2,255	$2,255
Discontinued operations	8	8	277	277
Net income	$2,267	$2,267	$2,532	$2,532

Weighted average common shares outstanding	686	686	726	726
Effect of dilutive securities	—	5	—	7

Weighted average common shares, including dilutive effect	686	691	726	733

Per share:
Income from continuing operations	$3.29	$3.27	$3.11	$3.08
Discontinued operations	$0.01	$0.01	$0.38	$0.38
Net income	$3.30	$3.28	$3.49	$3.46

The per share calculations above exclude 3.0 million stock options for the second quarter and first six months of 2007 and 3.2 million stock options for the second quarter and first six months of 2006, as they were antidilutive.

7.     Segment Information

Marathon’s operations consist of three reportable operating segments:

1)     Exploration and Production (“E&P”) – explores for, produces and markets crude oil and natural gas on a worldwide basis;

2)     Refining, Marketing and Transportation (“RM&T”) – refines, markets and transports crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and

3)     Integrated Gas (“IG”) – markets and transports products manufactured from natural gas, such as LNG and methanol, on a worldwide basis, and is developing other projects to link stranded natural gas resources with key demand areas.

As discussed in Note 5 above, the Russian businesses sold in June 2006 were accounted for as discontinued operations. Segment information for the second quarter and first six months of 2006 excludes the operating results for these Russian operations.

(In millions)	E&P	RM&T	IG	Total
Second Quarter Ended June 30, 2007
Revenues:
Customer	$2,018	$14,248	$68	$16,334
Intersegment (a)	116	83	—	199
Related parties	7	404	—	411

Segment revenues	2,141	14,735	68	16,944
Elimination of intersegment revenues	(116)	(83)	—	(199)
Loss on long-term U.K. natural gas contracts	(9)	—	—	(9)

Total revenues	$2,016	$14,652	$68	$16,736

Segment income	$400	$1,246	$12	$1,658

Income from equity method investments	64	31	22	117

Depreciation, depletion and amortization (b)	237	149	3	389

Minority interests in loss of subsidiary	—	—	(1)	(1)

Income tax provision (b)	480	721	4	1,205

Capital expenditures (c)	580	334	34	948

8

(In millions)	E&P	RM&T	IG	Total
Second Quarter Ended June 30, 2006
Revenues:
Customer	$2,325	$15,390	$70	$17,785
Intersegment (a)	187	2	—	189
Related parties	3	408	—	411

Segment revenues	2,515	15,800	70	18,385
Elimination of intersegment revenues	(187)	(2)	—	(189)
Loss on long-term U.K. natural gas contracts	(17)	—	—	(17)

Total revenues	$2,311	$15,798	$70	$18,179

Segment income	$659	$917	$17	$1,593

Income from equity method investments	53	32	12	97

Depreciation, depletion and amortization (b)	221	137	2	360

Minority interests in loss of subsidiary	—	—	(2)	(2)

Income tax provision (benefit) (b)	716	564	(1)	1,279

Capital expenditures (c)	463	200	70	733

(In millions)	E&P	RM&T	IG	Total
Six Months Ended June 30, 2007
Revenues:
Customer	$3,723	$25,015	$124	$28,862
Intersegment (a)	256	84	—	340
Related parties	11	720	—	731

Segment revenues	3,990	25,819	124	29,933
Elimination of intersegment revenues	(256)	(84)	—	(340)
Gain on long-term U.K. natural gas contracts	12	—	—	12

Total revenues	$3,746	$25,735	$124	$29,605

Segment income	$785	$1,591	$31	$2,407

Income from equity method investments	105	72	47	224

Depreciation, depletion and amortization (b)	479	290	4	773

Minority interests in loss of subsidiary	—	—	(3)	(3)

Income tax provision (b)	894	919	12	1,825

Capital expenditures (c)	1,041	551	91	1,683

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(In millions)	E&P	RM&T	IG	Total
Six Months Ended June 30, 2006
Revenues:
Customer	$4,433	$29,280	$100	$33,813
Intersegment (a)	377	15	—	392
Related parties	6	717	—	723

Segment revenues	4,816	30,012	100	34,928
Elimination of intersegment revenues	(377)	(15)	—	(392)
Gain on long-term U.K. natural gas contracts	61	—	—	61

Total revenues	$4,500	$29,997	$100	$34,597

Segment income	$1,124	$1,236	$25	$2,385

Income from equity method investments	106	58	25	189

Depreciation, depletion and amortization (b)	477	270	4	751
Minority interests in loss of subsidiary	—	—	(5)	(5)

Income tax provision (b)	1,196	768	4	1,968

Capital expenditures (c)	821	304	164	1,289

(a)   Management believes intersegment transactions were conducted under terms comparable to those with unrelated parties.

(b)   Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities and other unallocated items and are included in “Items not allocated to segments, net of income taxes” in the reconciliation below.

(c)   Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities.

The following reconciles segment income to net income as reported in the consolidated statements of income:

	Second Quarter Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2007	2006	2007	2006
Segment income	$1,658	$1,593	$2,407	$2,385
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(111)	(99)	(154)	(165)
Gain (loss) on long-term U.K. natural gas contracts	(5)	(10)	6	35
Discontinued operations	8	264	8	277
Net income	$1,550	$1,748	$2,267	$2,532

8.     Defined Benefit Postretirement Plans

The following summarizes the components of net periodic benefit cost:

	Second Quarter Ended June 30,
	Pension Benefits		Other Benefits
(In millions)	2007	2006	2007	2006
Service cost	$37	$32	$6	$6
Interest cost	37	31	11	11
Expected return on plan assets	(39)	(29)	—	—
Amortization:
– prior service cost (credit)	4	1	(3)	(3)
– actuarial loss	13	11	2	2
Multi-employer and other plans	1	1	1	2

Net periodic benefit cost	$53	$47	$17	$18

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	Six Months Ended June 30,
	Pension Benefits		Other Benefits
(In millions)	2007	2006	2007	2006
Service cost	$70	$66	$11	$12
Interest cost	71	63	22	21
Expected return on plan assets	(77)	(55)	—	—
Amortization:
– prior service cost (credit)	7	2	(5)	(6)
– actuarial loss	18	24	4	4
Multi-employer and other plans	1	1	1	2

Net periodic benefit cost	$90	$101	$33	$33

During the first six months of 2007, Marathon made contributions of $73 million to its funded pension plans, including $43 million related to international plans. Marathon expects to make additional contributions of approximately $8 million to its funded pension plans over the remainder of 2007. Contributions made from the general assets of Marathon to cover current benefit payments related to unfunded pension and other postretirement benefit plans were $8 million and $16 million during the first six months of 2007.

9.     Income Taxes

The provision for income taxes for interim periods is based on management’s best estimate of the effective income tax rate expected to be applicable for the current year plus any adjustments arising from a change in the estimated amount of taxes related to prior periods. The following is an analysis of the effective income tax rates for continuing operations for the periods presented:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Statutory U.S. income tax rate	35.0%	35.0%	35.0%	35.0%
Effects of foreign operations, including foreign tax credits	8.4	9.9	9.2	10.4
State and local income taxes, net of federal income tax effects	2.2	2.0	2.1	2.0
Other tax effects	(1.1)	(0.6)	(1.3)	(0.8)
Effective income tax rate for continuing operations	44.5%	46.3%	45.0%	46.6%

As of January 1, 2007, total unrecognized tax benefits were $48 million. If these amounts were recognized, $30 million would affect Marathon’s effective income tax rate. There are no uncertain income tax positions as of January 1, 2007 for which it is reasonably possible that the amount of unrecognized tax benefits would significantly increase or decrease during 2007.

Marathon is continuously undergoing examination of its U.S. federal income tax returns by the Internal Revenue Service. The audit of the 2004 and 2005 U.S. federal income tax returns commenced in May 2006 and is ongoing. Marathon believes it has made adequate provision for federal income taxes and interest which may become payable for years not yet settled. Further, Marathon is routinely involved in U.S. state and local income tax audits and foreign jurisdiction tax audits. Marathon’s income tax returns remain subject to examination in the following major tax jurisdictions for the tax years indicated:

United States (a)	1999 – 2006
Equatorial Guinea	2004 – 2006
Libya	2006
United Kingdom	2005 – 2006

(a)  Includes federal, state and local jurisdictions.

In connection with the adoption of FIN No. 48, Marathon changed the presentation of interest and penalties related to income taxes in the consolidated statement of income. Effective January 1, 2007, such interest and penalties are prospectively recorded as part of the provision for income taxes. Prior to January 1, 2007, Marathon recorded such interest as part of net interest and other financing costs and such penalties as selling, general and administrative expenses. As of January 1, 2007, $17 million of interest and penalties was accrued related to income taxes.

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10.  Comprehensive Income

The following sets forth Marathon’s comprehensive income for the periods indicated:

	Second Quarter Ended		Six Months Ended
	June 30,		June 30,
(In millions)	2007	2006	2007	2006
Net income	$1,550	$1,748	$2,267	$2,532
Other comprehensive income, net of taxes:
Minimum pension liability adjustments	—	5	—	15
Defined benefit postretirement plans (a)	(89)	—	(53)	—
Other	(3)	4	(1)	4
Comprehensive income	$1,458	$1,757	$2,213	$2,551

(a)   During the first six months of 2007, changes were made to the estimates used to measure certain assumptions necessary in determining the funded status of Marathon’s postretirement benefit plans as of December 31, 2006.

11.  Inventories

Inventories are carried at the lower of cost or market value. The cost of inventories of crude oil, refined products and merchandise is determined primarily under the last-in, first-out (“LIFO”) method.

(In millions)	June 30, 2007	December 31, 2006
Liquid hydrocarbons and natural gas	$2,087	$1,136
Refined products and merchandise	1,990	1,812
Supplies and sundry items	233	225

Total, at cost	$4,310	$3,173

12.  Property, Plant and Equipment

Exploratory well costs capitalized greater than one year after completion of drilling as of June 30, 2007 were $119 million, including $24 million added to this category during the second quarter of 2007 for the Gudrun appraisal well offshore Norway, where Marathon and its partners are evaluating development scenarios with development concept selection expected in 2008.

13.  Long-term Debt

On June 26, 2007, the Parish of St. John the Baptist, where Marathon’s Garyville, Louisiana, refinery is located, issued $1.0 billion of 5.125 percent Fixed Rate Revenue Bonds (Marathon Oil Corporation Project) Series 2007A associated with the Garyville refinery expansion with a maturity date of June 1, 2037. Following the issuance, the proceeds were trusteed and will be disbursed to Marathon upon the Company’s request for reimbursement of expenditures related to the Garyville refinery expansion. Marathon is solely obligated to service the principal and interest payments associated with the bonds. The $1.0 billion of trusteed funds are reflected as other noncurrent assets and the $1.0 billion obligation is reflected as long-term debt in the consolidated balance sheet as of June 30, 2007.

On June 15, 2007, Marathon borrowed $578 million under a loan agreement from Eksportfinans ASA, the Norwegian export credit agency, based upon the amount of qualifying purchases of goods and services by Marathon from Norwegian contractors. The original loan agreement that was executed in 2006 was amended in June 2007 to provide for an increase in borrowing capacity from $525 million to $578 million. The term of the loan is 8.5 years with semi-annual principal and interest payments beginning December 15, 2007, and the loan bears a fixed interest rate of 4.55 percent. The loan also requires additional credit security support in the form of letters of credit or guarantees.

Effective May 7, 2007, Marathon entered into an amendment to its $2.0 billion revolving credit agreement, extending the termination date from May 2011 to May 2012. At June 30, 2007, there were no borrowings against this facility.

14.  Stock-Based Compensation Plans

The following is a summary of stock option award activity:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006 (a)	10,990,990	$24.72
Granted	3,045,800	$61.05
Exercised	(1,252,232)	$20.72
Canceled	(105,986)	$30.19
Outstanding at June 30, 2007 (b)	12,678,572	$33.79

(a)   Restated for the June 18, 2007 two-for-one stock split, which was effected a through a stock dividend.

(b)   Of the stock option awards outstanding as of June 30, 2007, 3,045,800, 8,997,502, and 635,270 were outstanding under the 2007 Incentive Compensation Plan, the 2003 Incentive Compensation Plan and the 1990 Stock Plan, including 814,782 stock options with tandem SARs.

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15.  Commitments and Contingencies

Marathon is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to Marathon’s consolidated financial statements. However, management believes that Marathon will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably. Certain of the Company’s commitments are discussed below.

Contract commitments – At June 30, 2007 and December 31, 2006, Marathon’s contract commitments to acquire property, plant and equipment totaled $2.505 billion and $1.703 billion. During the first six months of 2007, the majority of additional contract commitments were related to the expansion of the Company’s Garyville, Louisiana, refinery.

16.  Share Repurchase Program

In January 2006, Marathon’s Board of Directors authorized the repurchase of up to $2 billion of common stock. The share repurchase program was extended by $500 million in January 2007, by an additional $500 million in May 2007, and by $2 billion in July 2007, for a total authorized program of $5 billion. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The Company will use cash on hand, cash generated from operations, proceeds from potential asset sales or cash from available borrowings to acquire shares. This program may be changed based upon the Company’s financial condition or changes in market conditions and is subject to termination prior to completion. The repurchase program does not include specific price targets or timetables. As of June 30, 2007, the Company had acquired 57 million common shares at a cost of $2.474 billion under the program, including 15 million common shares acquired during the first six months of 2007 at a cost of $776 million.

17.  Supplemental Cash Flow Information

	Six Months Ended June 30,
(In millions)	2007	2006
Noncash investing and financing activities:
Bond obligation assumed for trusteed funds	$1,000	$—

Noncash effect of deconsolidation of EGHoldings:
Decrease in non-cash assets	$1,759	$—
Record equity method investment	942	—
Decrease in liabilities	310	—
Elimination of minority interest	544	—

Commercial paper and revolving credit arrangements, net:
Borrowings	$—	$1,321
Repayments	—	(1,321)

Net cash provided from operating activities included:
Interest paid (net of amounts capitalized)	$20	$56
Income taxes paid to taxing authorities	1,630	1,722

18.  Subsequent Event

In July 2007, Marathon entered an agreement to purchase Western Oil Sands Inc. (“Western”). Under the terms of the agreement, Western shareholders will receive cash of 3.808 billion Canadian dollars and 34.3 million shares of Marathon common stock and securities exchangeable for Marathon common stock. Marathon will also assume Western’s debt at closing. The agreement requires Western to spin off a wholly-owned subsidiary with interests in the Federal Region of Kurdistan in northern Iraq prior to closing. The transaction is contingent upon Western shareholder approval and applicable regulatory approvals and is anticipated to close in the fourth quarter of 2007.

19.  Accounting Standards Not Yet Adopted

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also

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establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For Marathon, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should Marathon elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. Marathon is currently evaluating the provisions of this statement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For Marathon, SFAS No. 157 will be effective January 1, 2008. Marathon is currently evaluating the provisions of this statement.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Marathon Oil Corporation is engaged in worldwide exploration, production and marketing of crude oil and natural gas; domestic refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and worldwide marketing and transportation of products manufactured from natural gas, such as LNG and methanol, and development of other projects to link stranded natural gas resources with key demand areas.  Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and Selected Notes to Consolidated Financial Statements, the Supplemental Statistics and our 2006 Annual Report on Form 10-K.

Certain sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting our business. These statements typically contain words such as “anticipates,” “believes,” “estimates,” “expects,” “targets,” “plans,” “projects,” “could,” “may,” “should,” “would” or similar words indicating that future outcomes are uncertain. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, which could cause future outcomes to differ materially from those set forth in the forward-looking statements. For additional risk factors affecting our business, see Item 1A. Risk Factors in our 2006 Annual Report on Form 10-K.

Marathon holds a 60 percent interest in Equatorial Guinea LNG Holdings Limited (“EGHoldings”).  The remaining interests are held by Sociedad Nacional de Gas de Guinea Equatorial (“SONAGAS”) (25 percent interest), Mitsui & Co., Ltd. (8.5 percent interest) and a subsidiary of Marubeni Corporation (6.5 percent interest).  As discussed in Note 3 to the accompanying consolidated financial statements, effective May 1, 2007, we no longer consolidate EGHoldings.  Our investment is accounted for prospectively using the equity method of accounting.  Amounts presented for the Integrated Gas segment for periods prior to May 1, 2007 include amounts related to the minority interests, unless specifically noted as being after minority interests.

Overview and Outlook

Operational and Corporate Highlights

During the first six months of 2007, we:

•      Announced the results of the Droshky discovery and two appraisal sidetrack wells in the Gulf of Mexico;

•      Announced six exploration discoveries in deepwater Angola;

•      Signed an agreement to carry out a study of the Dnieper-Donets Basin located in north central Ukraine;

•      Continued to progress the Neptune development in deepwater Gulf of Mexico and the Alvheim/Vilje project in Norway;

•      Commenced construction of the Garyville, Louisiana, refinery expansion;

•      Set records for refinery crude and total throughputs for the first six months of the year;

•      Continued construction of the 110 million gallon per year joint venture ethanol facility in Greenville, Ohio;

•      Commenced production at the Equatorial Guinea LNG production facility and delivered three shipments of LNG;

•      Repurchased 15 million common shares, bringing total stock repurchases to date to 57 million shares at a cost of $2.474 billion;

•      Increased our quarterly dividend per share by 20 percent; and

•      Completed a two-for-one split of our common stock.

Exploration and Production (“E&P”)

Net liquid hydrocarbon and natural gas sales during the second quarter and first six months of 2007 averaged 338 and 339 thousand barrels of oil equivalent per day (“mboepd”).

During the first six months of 2007, we announced the Droshky discovery well and the results of two appraisal sidetrack wells.  The discovery is located on Green Canyon Block 244 in the Gulf of Mexico (previously named Troika Deep). The timing of initial production from Droshky will be dependent upon delivery of key equipment (i.e., drilling rig and subsea equipment) and regulatory approvals, but could be as early as 2010. We hold a 100 percent working interest in the Droshky discovery.

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During the first six months of 2007, we also announced six exploration successes in deepwater Angola.  The Caril, Manjericao, Cominhos and Louro discovery wells are located on Block 32, where we hold a 30 percent outside-operated interest, and the Miranda and Cordelia discovery wells are located on Block 31, where we hold a 10 percent outside-operated interest.  These discoveries move both deepwater Angola blocks closer toward establishment of commercial developments.  We had three dry wells in deepwater Angola during the second quarter of 2007 and we have also participated in two wells that have reached total depth, the results of which will be announced upon approval of the Angola government and our partners.

The Neptune development in the Gulf of Mexico continues to progress.  The mini-tension leg platform hull was installed and topside facilities were set in June 2007.  Subsea equipment installation, connection of surface equipment on the platform and facility commissioning are in progress.  First production is anticipated by early 2008.

In Norway, the commissioning of the Alvheim floating production, storage and offloading (“FPSO”) vessel continues. Difficult market conditions for skilled labor and additional work to bring the FPSO into compliance with Norwegian codes and regulations and to fully integrate the existing ship systems with the new topside facilities has delayed expected first production to the fourth quarter of 2007.  These factors, together with additional drilling activity, have contributed to increased costs for the project.

We now expect 2007 production available for sale to be between 350 and 375 mboepd, excluding the impact of acquisitions and dispositions, due to the delay in first production from the Alvheim/Vilje development.  Previously we had expected production available for sale in 2007 to be between 390 and 425 mboepd.  Sales volumes may vary from production available for sale due to the timing of liquid hydrocarbon liftings and natural gas sales.

The above discussion includes forward-looking statements with respect to the possibility of developing the Droshky discovery in the Gulf of Mexico and Blocks 31 and 32 offshore Angola, the Neptune and the Alvheim/Vilje development projects and the timing and levels of our worldwide liquid hydrocarbon, natural gas and condensate production available for sale.   Some factors that could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations.  Except for the Alvheim/Vilje and Neptune developments, the foregoing forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals and permits. The possible developments of Droshky and Blocks 31 and 32 could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience.  Worldwide production available for sale could also be affected by the occurrence of acquisitions or dispositions of oil and gas properties.  The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Refining, Marketing and Transportation (“RM&T”)

In the second quarter and first six months of 2007, our total refinery throughput was three percent and four percent higher than the same periods of 2006.  Crude oil throughput was three percent and five percent higher in these periods and we expect crude oil throughput for the full year 2007 to exceed the record level we set in 2006.  Our refining and wholesale marketing gross margin averaged 39.25 cents per gallon in the second quarter of 2007 compared to 29.78 cents per gallon in the second quarter of 2006.  This margin improvement was consistent with the relevant market indicators in the Midwest and Gulf Coast markets.  The increase in our refining and wholesale marketing gross margin for the first six months of 2007 was also impacted by the change in accounting for matching buy/sell arrangements effective April 1, 2006, as the sales volumes recognized in the first six months of 2007 were less than the volumes that would have been recognized under previous accounting practices.  Our ethanol blending program increased to 40 thousand barrels per day (“mbpd”) in the second quarter of 2007 from 35 mbpd in the second quarter of 2006.  The future expansion or contraction of our ethanol blending program will be driven by the economics of the ethanol supply and government regulations.

Speedway SuperAmerica LLC (“SSA”) increased same store merchandise sales three percent and same store gasoline sales volumes one percent when compared to the second quarter of 2006.  In addition SSA’s gasoline and distillates gross margin per gallon and merchandise gross margin were stronger in the second quarter and first six months of 2007 than in the comparable periods of 2006.

Construction of the Garyville, Louisiana, refinery commenced on schedule in early March 2007.  Construction crews are clearing the site and driving piles that will be used to support the foundation for the equipment that will be constructed at this site over the next two years.

The above discussion includes forward-looking statements with respect to projections of crude oil throughput and ethanol blending that could be affected by planned and unplanned refinery maintenance projects, the levels of refining margins, other operating considerations and government regulations.  The above discussion also contains forward-

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looking information with respect to the Garyville expansion project.  Factors that could affect that project include crude oil supply, transportation logistics, availability of material and labor, unforeseen hazards such as weather conditions, necessary government and third party approvals, and other risks customarily associated with construction projects.  These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Integrated Gas (“IG”)

The LNG production facility in Equatorial Guinea was completed and delivered its first cargo of LNG in May 2007.  A total of three cargos were delivered during the second quarter of 2007.  As scheduled, the production facility was shutdown in June 2007 for a performance test which confirmed the facility’s capacity of 3.7 million metric tonnes per annum.  The facility was shut down again in July for commissioning maintenance and has since returned its processing levels to full capacity.

Once the LNG production facility commenced its primary operations and began to generate revenue in May 2007, EGHoldings was no longer a variable interest entity.  Effective May 1, 2007, we no longer consolidate EGHoldings, despite the fact that we hold majority ownership, because the minority shareholders have rights limiting our ability to exercise control over the entity.   Our investment in EGHoldings is accounted for prospectively using the equity method of accounting.

Together with our project partners, we have completed those portions of the front-end engineering and design for a potential second LNG production facility on Bioko Island, Equatorial Guinea that are required to support the near-term efforts for this project.  We expect a final investment decision in 2008.

The above discussion contains forward-looking statements with respect to the possible expansion of the LNG production facility.  Factors that could potentially affect the possible expansion of the facility and the development of additional LNG capacity through additional projects include partner approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity.  The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Capital, Investment and Exploration Budget

We have increased our capital, investment and exploration budget for 2007, excluding major acquisitions, from $4.242 billion to $4.683 billion, which includes budgeted capital expenditures of $4.295 billion. Total E&P spending is now projected to be $2.614 billion, an increase of $383 million.  This increase is approximately evenly divided between an increase in the cost of the Alvheim/Vilje development and general inflationary pressures.  RM&T spending is expected to increase by $202 million to $1.666 billion, largely due to acceleration of certain aspects of the Garyville refinery expansion, while the projected total cost for the Garyville expansion remains unchanged at $3.2 billion. Integrated gas spending is now expected to be $209 million less than the original estimate of $331 million, reflecting EGHoldings being accounted for under the equity method upon start of production.   Capitalized interest and corporate spending is expected to be $65 million higher than originally anticipated as a result of the delay of the Alvheim/Vilje project.

The forward-looking statements about our capital, investment and exploration budget are based on current expectations, estimates and projections and are not guarantees of future performance.  Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Some factors that could cause actual results to differ materially include prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to the shortage of skilled labor and unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

Proposed Acquisition

In July 2007, we entered an agreement to purchase Western Oil Sands Inc. (“Western”).  Under the terms of the agreement, Western shareholders will receive cash of 3.808 billion Canadian dollars and 34.3 million shares of Marathon common stock and securities exchangeable for Marathon common stock.  We will also assume Western’s debt at closing.  Based on the exchange rate and our stock price on July 27, 2007, the total transaction value would be approximately $6 billion.    The agreement requires Western to spin off a wholly-owned subsidiary with interests in the Federal Region of Kurdistan in northern Iraq prior to closing.  The transaction is contingent upon Western shareholder approval and applicable regulatory approvals and is anticipated to close in the fourth quarter of 2007.

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Western’s primary asset is a 20 percent outside-operated interest in the Athabasca Oil Sands Project, which includes the operating Muskeg River Mine and the Scotford Upgrader, located in the province of Alberta, Canada.  Western’s current net bitumen production from the Muskeg River Mine is approximately 31 mbpd.  The bitumen production from the Muskeg River Mine is taken by pipeline to the Scotford Upgrader, which uses hydro-conversion technology to upgrade the bitumen into a range of high-quality, synthetic crude oils.  A key attribute of this proposed acquisition is the ability to link future production from the Athabasca Oil Sands Project developments with heavy oil upgrade projects at our refineries.

The above discussion contains forward-looking statements concerning the anticipated acquisition of Western and potential heavy oil refining upgrading projects.  This forward-looking information may prove to be inaccurate and actual results may differ materially from those presently anticipated.  Factors, but not necessarily all factors, that could adversely affect the anticipated acquisition of Western include the inability or delay in obtaining necessary government and third-party approvals and approval by Western’s shareholders.  Factors that could affect the potential heavy oil refining upgrading projects include results of front-end engineering and design work, approval of our Board of Directors, inability or delay in obtaining necessary government and third-party approvals, continued favorable investment climate, and other geological, operating and economic considerations.

Corporate

On April 25, 2007, our Board of Directors declared a two-for-one split of our common stock.  The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007.  Stockholders received one additional share of our common stock for each share of common stock held as of the close of business on the record date.  Common share and per share (except par value) information for all periods presented has been restated throughout this Quarterly Report on Form 10-Q to reflect the stock split.

Critical Accounting Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods.  Actual results could differ from the estimates and assumptions used.

Certain accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.

There have been no significant changes to our critical accounting estimates subsequent to December 31, 2006.

Management’s Discussion and Analysis of Results of Operations

Change in Accounting for Matching Buy/Sell Transactions

Matching buy/sell transactions arise from arrangements in which we agree to buy a specified quantity and quality of crude oil or refined product to be delivered to a specified location while simultaneously agreeing to sell a specified quantity and quality of the same commodity at a specified location to the same counterparty.  Prior to April 1, 2006, all matching buy/sell transactions were recorded as separate sale and purchase transactions, or on a “gross” basis. Effective for contracts entered into or modified on or after April 1, 2006, the income effects of matching buy/sell transactions are reported in cost of revenues, or on a “net” basis, based on an accounting interpretation which clarified the circumstances under which a matching buy/sell transaction should be viewed as a single transaction involving the exchange of inventory.  Transactions under contracts entered into before April 1, 2006 will continue to be reported on a “gross” basis.  This accounting change had no effect on net income but the amounts of revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

Additionally, this accounting change impacts the comparability of certain operating statistics, most notably “refining and wholesale marketing gross margin per gallon.”  While this change does not have an effect on the refining and wholesale marketing gross margin (the numerator for calculating this statistic), sales volumes (the denominator for calculating this statistic) recognized after April 1, 2006 are less than the amount that would have been recognized under previous accounting practices because volumes related to matching buy/sell transactions under contracts entered into or modified on or after April 1, 2006 have been excluded.  Accordingly, the resulting refining and wholesale marketing gross margin per gallon statistic will be higher than that same statistic calculated from amounts determined under previous accounting practices.

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As a result, this accounting change impacts the comparability of revenues, cost of revenues and the refining and wholesale marketing gross margin per gallon for the first six months of 2007 and 2006.

Consolidated Results of Operations

Revenues for the second quarters and first six months of 2007 and 2006 are summarized by segment in the following table:

	Second Quarter Ended June 30,		Six Months Ended June 30,
(In millions)	2007	2006	2007	2006
E&P	$2,141	$2,515	$3,990	$4,816
RM&T	14,735	15,800	25,819	30,012
IG	68	70	124	100

Segment revenues	16,944	18,385	29,933	34,928
Elimination of intersegment revenues	(199)	(189)	(340)	(392)
Gain (loss) on long-term U.K. natural gas contracts	(9)	(17)	12	61

Total revenues	$16,736	$18,179	$29,605	$34,597

Items included in both revenues and costs and expenses:

Consumer excise taxes on petroleum products and merchandise	$1,307	$1,277	$2,504	$2,442
Matching crude oil and refined product buy/sell transactions:

E&P	—	5	—	16
RM&T	65	1,801	123	4,996

Total buy/sell transactions included in revenues	$65	$1,806	$123	$5,012

E&P segment revenues decreased $374 million in the second quarter of 2007 from the comparable prior-year period, primarily as a result of lower liquid hydrocarbon sales volumes and realizations, with the most significant sales volume decline related to international operations.  International liquid hydrocarbon sales volumes were significantly higher in the second quarter of 2006 due to approximately 40 mbpd of sales in excess of production in that quarter, while sales volumes approximated production in the second quarter of 2007.  Though it did not have a significant impact on E&P segment revenues, the increase in Equatorial Guinea natural gas sales volumes due to the start-up of the LNG production facility there contributed to the decline in the average international natural gas realization for the second quarter of 2007.

E&P segment revenues in the first six months of 2007 decreased $826 million from the comparable prior-year period.  Revenue decreases from natural gas marketing activities in the first quarter of 2007 account for a substantial portion of the decline for the six-month period.  The remainder of the decrease was primarily related to lower liquid hydrocarbon and natural gas sales volumes and realizations.   Normal production rate declines, particularly for our Gulf of Mexico properties, caused domestic liquid hydrocarbon and natural gas sales volumes to decrease in the first six months of 2007 compared to the same period of 2006.

See Supplemental Statistics for information regarding net sales volumes and average realizations by geographic area.

Excluded from E&P segment revenues were losses of $9 million and $17 million for the second quarters of 2007 and 2006, on long-term natural gas contracts in the United Kingdom that are accounted for as derivative instruments.  For the first six months of 2007 and 2006, gains of $12 million and $61 million are excluded from E&P segment revenues. See Item 3.  Quantitative and Qualitative Disclosures About Market Risk.

RM&T segment revenues decreased $1.065 billion in the second quarter of 2007 and $4.193 billion in the first six months of 2007 from the comparable prior-year periods primarily as a result of the change in accounting for matching buy/sell transactions effective April 1, 2006, discussed above.  Excluding matching buy/sell transactions, RM&T segment

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revenues increased in both periods, reflecting increased refined product selling prices and crude oil sales volumes, partially offset by lower refined product sales volumes.

For information on segment income, see Segment Results.

Purchases related to matching buy/sell transactions decreased $1.666 billion and $4.838 billion in the second quarter and first six months of 2007 from the comparable prior-year periods as a result of the change in accounting for matching buy/sell transactions effective April 1, 2006, discussed above.

Exploration expenses were $115 million and $176 million in the second quarter and first six months of 2007, including expenses related to dry wells of $39 million and $55 million primarily related to exploration activities in Angola.   Exploration expenses were $66 million and $137 million in the second quarter and first six months of 2006, including expenses related to dry wells of $28 million and $58 million.  The largest increase in exploration expenses in these periods related to geological and geophysical costs.

Provision for income taxes decreased $47 million and $114 million in the second quarter and first six months of 2007 from the comparable periods of 2006 as a result of effective tax rate declines in both periods and the $110 million decrease in income from continuing operations before income taxes for the six-month period.  The following is an analysis of the effective income tax rates for continuing operations for the second quarters and first six months of 2007 and 2006:

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Statutory U.S. income tax rate	35.0%	35.0%	35.0%	35.0%
Effects of foreign operations, including foreign tax credits	8.4	9.9	9.2	10.4
State and local income taxes, net of federal income tax effects	2.2	2.0	2.1	2.0
Other tax effects	(1.1)	(0.6)	(1.3)	(0.8)
Effective income tax rate for continuing operations	44.5%	46.3%	45.0%	46.6%

Discontinued operations in 2006 reflects the operations of our Russian oil exploration and production businesses and a $243 million after-tax gain related to the June 2006 disposal of these businesses.  During the second quarter of 2007, adjustments to the sales price were substantially completed and an additional after-tax gain on the sale of $8 million was recognized. See Note 5 to the accompanying consolidated financial statements for additional information.

Segment Results

Segment income for the second quarters and first six months of 2007 and 2006 is summarized in the following table.

	Second Quarter Ended June 30,		Six Months Ended June 30,
(In millions)	2007	2006	2007	2006
E&P
United States	$173	$243	$323	$488
International	227	416	462	636

E&P segment	400	659	785	1,124
RM&T	1,246	917	1,591	1,236
IG	12	17	31	25

Segment income	1,658	1,593	2,407	2,385
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(111)	(99)	(154)	(165)
Gain (loss) on long-term U.K. natural gas contracts	(5)	(10)	6	35
Discontinued operations	8	264	8	277

Net income	$1,550	$1,748	$2,267	$2,532

United States E&P income decreased $70 million, or 29 percent, in the second quarter of 2007 and decreased $165 million, or 34 percent, in the first six months of 2007 compared to the same periods of 2006.  Pretax income decreased $126 million and $276 million in the same periods and the effective income tax rate decreased to 34 percent from 37

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percent in the second quarter of 2006.  The lower pretax income is primarily a result of revenue decreases from lower liquid hydrocarbon and natural gas sales volumes and liquid hydrocarbon realizations, as discussed above.

International E&P income decreased $189 million, or 45 percent, and $174 million, or 27 percent, in the second quarter and first six months of 2007 compared to the same periods of 2006. Pretax income decreased $369 million and $365 million in the same periods, while the effective income tax rate increased from 58 percent to 63 percent in the second quarter of 2007 and from 59 percent to 61 percent in the first six months of 2007 compared to the 2006 periods.  The lower pretax income is primarily a result of revenue decreases from lower liquid hydrocarbon sales volumes and lower liquid hydrocarbon and natural gas realizations, as discussed above, and increased exploration expenses, including dry well costs in Angola and geological and geophysical costs.

RM&T segment income increased by $329 million, or 36 percent, and $355 million, or 29 percent, in the second quarter and first six months of 2007 compared to the same periods of 2006.  Pretax income increased $486 million and $506 million in the same periods, while the effective income tax rate decreased slightly in both periods. The increases in RM&T pretax income are primarily a result of improvement in the refining and wholesale marketing gross margin, which averaged 39.25 cents per gallon in the second quarter of 2007 and 26.34 cents per gallon in the first six months of 2007, compared to 29.78 cents per gallon and 20.77 cents per gallon in the comparable periods of 2006.  This margin improvement was consistent with the relevant market indicators in the Midwest and Gulf Coast markets.  Crude oil refined averaged 1,072 mbpd and 1,021 mbpd, during the second quarter and first six months of 2007, 34 mbpd and 53 mbpd higher than the averages for the same periods of 2006.

IG segment income decreased $5 million in the second quarter of 2007 and increased $6 million in the first six months of 2007 compared to the same periods of 2006.   Increased income from EGHoldings, as a result of the first LNG deliveries during the second quarter of 2007, was more than offset by a decline in income from domestic integrated gas activities due to a planned turnaround at our LNG production facility in Alaska, increased research and development costs and increased income taxes.   Contributing to improved results for the first six months of 2007 was higher income from Atlantic Methanol Production Company LLC in the first quarter of 2007 due to higher realized methanol prices.

Management’s Discussion and Analysis of Cash Flows and Liquidity

Cash Flows

Net cash provided from operating activities totaled $2.366 billion in the first six months of 2007, compared to $2.299 billion in the first six months of 2006.

Net cash used in investing activities totaled $1.728 billion in the first six months of 2007, compared to $857 million in the first six months of 2006.  Capital expenditures were $1.699 billion compared with $1.308 billion for the comparable prior-year period, with the increased spending primarily related to the Garyville refinery expansion in the RM&T segment and the Neptune development in the E&P segment.  See Supplemental Statistics for information regarding capital expenditures by segment.  Investing activities for the first six months of 2006 also included net cash proceeds of $832 million from the sale of our Russian oil exploration and production businesses in June 2006 and cash paid for acquisitions of $543 million, primarily related to the initial $520 million payment associated with our re-entry into Libya.

Net cash used in financing activities was $896 million in the first six months of 2007, compared to $1.048 billion in the first six months of 2006. Significant uses of cash in financing activities during both periods included stock repurchases, repayments of maturing debt and dividend payments.  Financing activities for the second quarter of 2007 included borrowings of $578 million from the Norwegian export credit agency.

Dividends to Stockholders

On July 25, 2007, our Board of Directors declared a dividend of 24 cents per share, payable September 10, 2007, to stockholders of record at the close of business on August 16, 2007.

Derivative Instruments

See Quantitative and Qualitative Disclosures About Market Risk for a discussion of derivative instruments and associated market risk.

Liquidity and Capital Resources

Our main sources of liquidity and capital resources are internally generated cash flow from operations, committed credit facilities and access to both the debt and equity capital markets. Our ability to access the debt capital market is

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supported by our investment grade credit ratings. Our senior unsecured debt is currently rated investment grade by Standard and Poor’s Corporation, Moody’s Investor Services, Inc. and Fitch Ratings with ratings of BBB+, Baa1 and BBB+.  Because of the liquidity and capital resource alternatives available to us, including internally generated cash flow, we believe that our short-term and long-term liquidity is adequate to fund operations, including our capital spending programs, stock repurchase program, repayment of debt maturities, the proposed acquisition of Western and any amounts that may ultimately be paid in connection with contingencies.

We have a committed $2.0 billion revolving credit facility with third-party financial institutions terminating in May 2012.  At June 30, 2007, there were no borrowings against this facility and we had no commercial paper outstanding under our U.S. commercial paper program that is backed by the revolving credit facility.

On June 26, 2007, the Parish of St. John the Baptist, where our Garyville, Louisiana, refinery is located, issued $1.0 billion of 5.125 percent Fixed Rate Revenue Bonds (Marathon Oil Corporation Project) Series 2007A associated with the Garyville refinery expansion, with a maturity date of June 1, 2037.  Following the issuance, the proceeds were trusteed and will be disbursed to us upon our request for reimbursement of expenditures related to the Garyville refinery expansion.  We are solely obligated to service the principal and interest payments associated with the bonds.  The $1.0 billion of trusteed funds are reflected as other noncurrent assets and the $1.0 billion obligation is reflected as long-term debt in the consolidated balance sheet as of June 30, 2007.

On June 15, 2007, we borrowed $578 million under a loan agreement from Eksportfinans ASA, the Norwegian export credit agency, based upon the amount of qualifying purchases of goods and services by us from Norwegian contractors.  The original loan agreement that was executed in 2006 was amended in June 2007 to provide for an increase in borrowing capacity from $525 million to $578 million.  The term of the loan is 8.5 years with semi-annual principal and interest payments beginning December 15, 2007, and the loan bears a fixed interest rate of 4.55 percent.   The loan also requires additional credit security support in the form of letters of credit or guarantees.

Our cash-adjusted debt-to-capital ratio (total debt-minus-cash and trusteed funds to total debt-plus-equity-minus-cash and trusteed funds) was eight percent at June 30, 2007, compared to six percent at year-end 2006 as shown below.  This includes $510 million of debt that is serviced by United States Steel Corporation (“United States Steel”).

(Dollars in millions)	June 30, 2007	December 31, 2006
Long-term debt due within one year	$421	$471
Long-term debt	4,237	3,061
Total debt	$4,658	$3,532
Cash	$2,331	$2,585
Trusteed funds from revenue bonds (a)	$1,000	$—
Equity	$15,815	$14,607
Calculation:
Total debt	$4,658	$3,532
Minus cash	2,331	2,585
Minus trusteed funds from revenue bonds	1,000	—
Total debt minus cash	1,327	947

Total debt	4,658	3,532
Plus equity	15,815	14,607
Minus cash	2,331	2,585
Minus trusteed funds from revenue bonds	1,000	—
Total debt plus equity minus cash	$17,142	$15,554
Cash-adjusted debt-to-capital ratio	8%	6%

(a)          Following the issuance of the $1.0 billion of revenue bonds by the Parish of St. John the Baptist, the proceeds were trusteed and will be disbursed to us upon our request for reimbursement of expenditures related to the issuance of the bonds or the Garyville refinery expansion.  The trusteed funds are reflected as other noncurrent assets in the accompanying consolidated balance sheet as of June 30, 2007.

In July 2007, we entered an agreement to purchase Western.  Under the terms of the agreement, Western shareholders will receive cash of 3.808 billion Canadian dollars and 34.3 million shares of Marathon common stock and securities exchangeable for Marathon common stock.  We will also assume Western’s debt at closing.  Based on the exchange rate and our stock price on July 27, 2007, the total transaction value would be approximately $6 billion.  The agreement requires Western to spin off a wholly-owned subsidiary with interests in the Federal Region of Kurdistan in northern Iraq prior to closing.  The transaction is contingent upon Western shareholder approval and applicable regulatory approvals and is anticipated to close in the fourth quarter of 2007.  If we complete this proposed acquisition, we expect our cash-adjusted debt-to-capital ratio will be in the mid-20 percent range.  We anticipate funding the cash

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portion of the acquisition with cash on hand, short-term credit facilities and new long-term borrowings.  Following the announcement of the transaction, Standard and Poor’s Corporation, Moody’s Investor Services, Inc. and Fitch Ratings each affirmed our current senior unsecured debt ratings.

On July 26, 2007, we filed a universal shelf registration statement with the Securities and Exchange Commission, under which we, as a well-known seasoned issuer, have the ability to issue and sell an indeterminate amount of various types of debt and equity securities.

Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies.  The above discussion also contains forward-looking statements concerning the anticipated acquisition of Western.  This forward-looking information may prove to be inaccurate and actual results may differ materially from those presently anticipated.  Factors, but not necessarily all factors, that could adversely affect the anticipated acquisition include the inability or delay in obtaining necessary government and third-party approvals and approval by Western’s shareholders.

Stock Repurchase Program

Our Board of Directors has authorized a common stock repurchase program totaling $5 billion, with $500 million added to the program in May 2007 and $2 billion added to the program in July 2007.  As of June 30, 2007, we had repurchased 57 million common shares at a cost of $2.474 billion.  Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. We will use cash on hand, cash generated from operations, proceeds from potential asset sales or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion.  The program does not include specific price targets or timetables.

The forward-looking statements about our common stock repurchase program are based on current expectations, estimates and projections and are not guarantees of future performance.  Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict.  Some factors that could cause actual results to differ materially are changes in prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

Contractual Cash Obligations

As of June 30, 2007, our contractual cash obligations have increased by $2.859 billion from December 31, 2006.  Our purchase obligations under crude oil, refinery feedstock, refined product and ethanol contracts, which are primarily short-term, increased $1.226 billion primarily related to refined products.  Long-term debt increased by $1.130 billion due to the revenue bond issuance and Norwegian borrowings in the second quarter of 2007 discussed above, net of the repayment of maturing debt.  Otherwise, there have been no significant changes to our obligations to make future payments under existing contracts subsequent to December 31, 2006.  The portion of our obligations to make future payments under existing contracts that have been assumed by United States Steel has not changed significantly subsequent to December 31, 2006.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under generally accepted accounting principles.  Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources, and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on our liquidity and capital resources.  There have been no significant changes to our off-balance sheet arrangements subsequent to December 31, 2006.

Nonrecourse Indebtedness of Investees

Certain of our investees have incurred indebtedness that we do not support through guarantees or otherwise. If we were obligated to share in this debt on a pro rata ownership basis, our share would have been $339 million as of June 30,

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2007. Of this amount, $217 million relates to Pilot Travel Centers LLC (“PTC”).  If any of these investees default, we have no obligation to support the debt. Our partner in PTC has guaranteed $75 million of the total PTC debt.

Obligations Associated with the Separation of United States Steel

We remain obligated (primarily or contingently) for certain debt and other financial arrangements for which United States Steel has assumed responsibility for repayment under the terms of the Separation. (See the discussion of the Separation in our 2006 Annual Report on Form 10-K.)  United States Steel’s obligations to Marathon are general unsecured obligations that rank equal to United States Steel’s accounts payable and other general unsecured obligations.  If United States Steel fails to satisfy these obligations, we would become responsible for repayment. Under the Financial Matters Agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests.  However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed leases, other than extensions set forth in the terms of the assumed leases.

As of June 30, 2007, we have obligations totaling $549 million that have been assumed by United States Steel.  Of this amount, obligations of $519 million and corresponding receivables from United States Steel were recorded on our consolidated balance sheet (current portion - $31 million; long-term portion - $488 million). The remaining $30 million was related to off-balance sheet arrangements and contingent liabilities of United States Steel.

Environmental Matters

We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas, production processes and whether it is also engaged in the petrochemical business or the marine transportation of crude oil, refined products and feedstocks.

Air

The U.S. Environmental Protection Agency (“EPA”) is in the process of implementing regulations to address current National Ambient Air Quality Standards (“NAAQS”) for fine particulate emissions and ozone.  In connection with these standards, the EPA will designate certain areas as “nonattainment,” meaning that the air quality in such areas does not meet the NAAQS.  To address these nonattainment areas, the EPA proposed a rule in 2004 called the Interstate Air Quality Rule (“IAQR”) that would require significant emissions reductions in numerous states.  The final rule, promulgated in 2005, was renamed the Clean Air Interstate Rule (“CAIR”).  While the EPA expects that states will meet their CAIR obligations by requiring emissions reductions from electric generating units, states will have the final say on what sources they regulate to meet attainment criteria.  Our refinery operations are located in affected states and some of these states may choose to propose more stringent fuels requirements to meet the CAIR.  Also, on July 11, 2007, the EPA proposed a revised ozone standard.  Once the revised ozone standard is promulgated, the EPA will begin the multi-year process to develop the implementing rules required by the Clean Air Act.  We cannot reasonably estimate the final financial impact of the state actions to implement the CAIR until the states have taken further action and we cannot reasonably estimate the final financial impact of the revised ozone standard until the implementing rules are established.

We now plan to spend approximately $350 million from 2006 through 2010 on refinery investments to produce ultra-low sulfur diesel fuel for off-road use, in compliance with previously disclosed EPA regulations that require reduced sulfur levels for diesel fuel.

Wyoming Proceedings

In response to the Governor of Wyoming’s veto of a state agency adoption of a rule that would allow the State Department of Environmental Quality (“DEQ”) to regulate the quantity of coal bed methane water discharges, an activist group has sued in State Court to overturn the veto.  In June 2007, Marathon and another producer filed a motion to intervene. The State DEQ has begun issuing renewal water discharge and other permits with stringent limits based on its agricultural use policy rather than upon any regulation.  The permits could require more costly water treatment or injection.  Marathon is appealing every permit issued in this way as unlawful.

MTBE Litigation

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We are a defendant, along with many other companies with refining operations, in over 50 cases in 12 states alleging methyl tertiary-butyl ether (“MTBE”) contamination in groundwater.  There have been two recent developments in these matters.  The federal Second Circuit Court of Appeals ruled in two of the MTBE cases brought by the states of New Hampshire and California (Marathon was not a party in these cases.) that the cases had been improperly removed to federal court based upon federal officer jurisdiction.  The parties are briefing to the court whether other grounds for federal jurisdiction exist.  If federal jurisdiction is found to be not proper in these cases, the issue of federal jurisdiction may then be raised in all of the MTBE cases.  If removal is found to be improper in any case, it would be returned to state court.  Also, the state of New Jersey has recently sued Marathon and the other refiners.  This is the only case Marathon is involved with which has a state as a plaintiff and it is the only case where natural resources damages are sought.  We continue to defend all of these MTBE cases vigorously.

Environmental Proceedings

In the Environmental Defense Fund (“EDF”) v. Bureau of Land Management (“BLM”) case before the Federal District Court of Wyoming, the EDF alleged that in 2002, the BLM did not sufficiently evaluate the air impacts associated with coal bed natural gas production in the Powder River Basin, as well as other oil and gas operations in Wyoming. Marathon and other producers had intervened.  In June 2007, the Federal District Court for the District of Wyoming dismissed the EDF case (without prejudice as to refiling).

Other Proceedings

Marathon resolved the enforcement action brought by the Minnesota Pollution Control Agency (“MPCA”) in 2007 regarding a release of catalyst from the fluid catalytic cracking unit at the St. Paul Park, Minnesota, refinery for a civil penalty of $60,000.   MPCA had originally sought a penalty of $121,800.

The United States Occupational, Safety, and Health Administration (“OSHA”) has announced a National Emphasis Program (“NEP”) where it plans to inspect most of the domestic oil refinery locations in 2007 and 2008.  The inspections will focus on compliance with the OSHA Process Safety Management requirements and may take several weeks or months to conduct. OSHA commenced an inspection at Marathon’s Canton, Ohio, refinery in the second quarter of 2007.  Some enforcement actions by OSHA under the NEP against domestic petroleum refiners may result from the inspections but there is no specific enforcement action against Marathon at this time.

There have been no other significant changes to our environmental matters subsequent to December 31, 2006.

Other Contingencies

We are the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to us. However, we believe that we will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably to us. See Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.

Accounting Standards Not Yet Adopted

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income.  The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities.  For us, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted.  Should we elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the provisions of this statement.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”  This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For us, SFAS No. 157 will be effective January 1, 2008. We are currently evaluating the provisions of this statement.

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ITEM 3. Quantitative and Qualitative Disclosures About Market Risk

Management Opinion Concerning Derivative Instruments

Management has authorized the use of futures, forwards, swaps and combinations of options to manage exposure to market fluctuations in commodity prices, interest rates and foreign currency exchange rates.

We use commodity-based derivatives to manage price risk related to the purchase, production or sale of crude oil, natural gas and refined products.  To a lesser extent, we use commodity-based derivatives to mange our exposure to the risk of price fluctuations on natural gas liquids and petroleum feedstocks used as raw materials, and on purchases of ethanol.

Our strategy has generally been to obtain competitive prices for our products and allow operating results to reflect market price movements dictated by supply and demand. We use a variety of derivative instruments, including option combinations, as part of the overall risk management program to manage commodity price risk in our different businesses.  As market conditions change, we evaluate our risk management program and could enter into strategies that assume market risk.

Our E&P segment primarily uses commodity derivative instruments selectively to protect against price decreases on portions of our future production when deemed advantageous to do so.  We also use derivatives to protect the value of natural gas purchased and injected into storage in support of production operations.  We use commodity derivative instruments to mitigate the price risk associated with the purchase and subsequent resale of natural gas on purchased volumes and anticipated sales volumes.

Our RM&T segment uses commodity derivative instruments:

•  to mitigate the price risk:

•      between the time foreign and domestic crude oil and other feedstock purchases for refinery supply are priced and when they are actually refined into salable petroleum products,

•      on fixed price contracts for ethanol purchases,

•      associated with anticipated natural gas purchases for refinery use, and

•      associated with freight on crude oil, feedstocks and refined product deliveries;

•  to protect the value of excess refined product, crude oil and liquefied petroleum gas inventories;

•  to protect margins associated with future fixed price sales of refined products to non-retail customers;

•  to protect against decreases in future crack spreads; and

•  to take advantage of trading opportunities identified in the commodity markets.

We use financial derivative instruments to manage certain interest rate exposures and foreign currency exchange rate exposures on certain foreign currency denominated capital expenditures, operating expenses and tax payments.

We believe that our use of derivative instruments, along with risk assessment procedures and internal controls, does not expose us to material risk. However, the use of derivative instruments could materially affect our results of operations in particular quarterly or annual periods. We believe that the use of these instruments will not have a material adverse effect on our financial position or liquidity.

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Commodity Price Risk

Sensitivity analysis of the incremental effects on income from operations (“IFO”) of hypothetical 10 percent and 25 percent changes in commodity prices for open commodity derivative instruments as of June 30, 2007 are provided in the following table:

	Incremental Decrease in IFO Assuming a Hypothetical Price Change of (a):
(In millions)	10%		25%
Commodity Derivative Instruments: (b)(c)
Crude oil (d)	$—		$—
Natural gas (d)	40	(e)	100	(e)
Refined products (d)	20	(e)	61	(e)

(a)          We remain at risk for possible changes in the market value of derivative instruments; however, such risk should be mitigated by price changes in the underlying physical commodity. Effects of these offsets are not reflected in the sensitivity analysis.  Amounts reflect hypothetical 10 percent and 25 percent changes in closing commodity prices, excluding basis swaps, for each open contract position at June 30, 2007. Included in the natural gas impacts shown above are $44 million and $111 million related to the long-term U.K. natural gas contracts accounted for as derivative instruments for hypothetical price changes of 10 percent and 25 percent.  We evaluate our portfolio of derivative commodity instruments on an ongoing basis and add or revise strategies in anticipation of changes in market conditions and in risk profiles. We are also exposed to credit risk in the event of nonperformance by counterparties. The creditworthiness of counterparties is reviewed continuously and master netting agreements are used when practical. Changes to the portfolio after June 30, 2007, would cause future IFO effects to differ from those presented in the table.

(b)   The number of net open contracts for the E&P segment varied throughout the second quarter of 2007, from a low of 15 contracts on April 30, 2007, to a high of 782 contracts on April 1, 2007, and averaged 322 for the quarter.  The number of net open contracts for the RM&T segment varied throughout the second quarter of 2007, from a low of 982 contracts on April 17, 2007 to a high of 21,633 contracts on June 27, 2007, and averaged 11,864 for the quarter.  The derivative commodity instruments used and positions taken will vary and, because of these variations in the composition of the portfolio over time, the number of open contracts by itself cannot be used to predict future income effects.

(c)   The calculation of sensitivity amounts for basis swaps assumes that the physical and paper indices are perfectly correlated.  Gains and losses on options are based on changes in intrinsic value only.

(d)  The direction of the price change used in calculating the sensitivity amount for each commodity reflects that which would result in the largest incremental decrease in IFO when applied to the commodity derivative instruments used to hedge that commodity.

(e)   Price increase.

E&P Segment

Derivative losses of $24 million and gains of $24 million were included in E&P segment income for the first six months of 2007 and 2006, and were primarily related to derivatives utilized to protect the value of natural gas in storage and margins on natural gas purchases for resale.  Excluded from E&P segment income were gains of $12 million and $61 million for the first six months of 2007 and 2006 related to long-term natural gas contracts in the United Kingdom that are accounted for as derivative instruments.

At June 30, 2007, we had no open derivative commodity contracts related to our oil and natural gas production, and therefore we remain exposed to market prices of commodities. We continue to evaluate the commodity price risks related to our production and may enter into derivative commodity instruments when it is deemed advantageous.  As a particular but not exclusive example, we may elect to use commodity derivative instruments to achieve minimum price levels on some portion of our production to support capital or acquisition funding requirements.

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RM&T Segment

We do not attempt to qualify commodity derivative instruments used in our RM&T operations for hedge accounting.  As a result, we recognize in net income all changes in the fair value of derivatives used in our RM&T operations.  Pretax derivative gains and losses included in RM&T segment income for the second quarters and first six months of 2007 and 2006 are summarized in the following table:

	Second Quarter Ended June 30,		Six Months Ended June 30,
(In millions)	2007	2006	2007	2006

Strategy:
Mitigate price risk	$(71)	$(109)	$(19)	$(105)
Protect carrying values of excess inventories	(51)	(62)	(76)	(78)
Protect margin on fixed price sales	1	6	3	10
Protect crack spread values	(18)	(2)	(20)	(5)
Subtotal, non-trading activities	(139)	(167)	(112)	(178)
Trading activities	5	(7)	4	(2)
Total net derivative losses	$(134)	$(174)	$(108)	$(180)

Derivatives used in non-trading activities have an underlying physical commodity transaction.  Since the majority of RM&T segment derivative contracts are for the sale of commodities, derivative losses generally occur when market prices increase and typically are offset by gains on the underlying physical commodity transactions.  Conversely, derivative gains generally occur when market prices decrease and are typically offset by losses on the underlying physical commodity transactions.  The income effect related to the derivatives and the income effect related to the underlying physical transactions may not necessarily be recognized in net income in the same period because we do not attempt to qualify these commodity derivatives for hedge accounting.

Other Commodity Related Risks

We are impacted by basis risk, caused by factors that affect the relationship between commodity futures prices reflected in derivative commodity instruments and the cash market price of the underlying commodity. For example, natural gas transaction prices are frequently based on industry reference prices that may vary from prices experienced in local markets, such as the New York Mercantile Exchange (“NYMEX”) contracts for natural gas that are priced at Louisiana’s Henry Hub, while the underlying quantities of natural gas may be produced and sold in the western United States at prices that do not move in strict correlation with NYMEX prices. If commodity price changes in one region are not reflected in other regions, derivative commodity instruments may no longer provide the expected hedge, resulting in increased exposure to basis risk. These regional price differences could yield favorable or unfavorable results. Over-the-counter transactions are being used to manage exposure to a portion of basis risk.

We are impacted by liquidity risk, caused by timing delays in liquidating contract positions due to a potential inability to identify a counterparty willing to accept an offsetting position. Due to the large number of active participants, liquidity risk exposure is relatively low for exchange-traded transactions.

Interest Rate Risk

We are impacted by interest rate fluctuations which affect the fair value of certain financial instruments. A sensitivity analysis of the projected incremental effect of a hypothetical 10 percent change in interest rates as of June 30, 2007 is provided in the following table:

(In millions)	Fair Value		Incremental Change in Fair Value

Financial assets (liabilities):(a)

Receivable from United States Steel	$509		$11
Interest rate swap agreements	$(18	)(b)	$7	(c)
Long-term debt, including amounts due within one year	$(4,674	)(b)	$(232	)(c)

(a)   Fair values of cash and cash equivalents, receivables, notes payable, accounts payable and accrued interest approximate carrying value and are relatively insensitive to changes in interest rates due to the short-term maturity of the instruments. Accordingly, these instruments are excluded from the table.

(b)   Fair value was based on market prices where available, or current borrowing rates for financings with similar terms and maturities.

28

(c)   For interest rate swap agreements, this assumes a 10 percent decrease in the June 30, 2007 effective swap rate.  For long-term debt, this assumes a 10 percent decrease in the weighted average yield to maturity of our long-term debt at June 30, 2007.

At June 30, 2007, our portfolio of long-term debt was substantially comprised of fixed rate instruments. Therefore, the fair value of the portfolio is relatively sensitive to effects of interest rate fluctuations. This sensitivity is illustrated by the $232 million increase in the fair value of long-term debt at June 30, 2007, assuming a hypothetical 10 percent decrease in interest rates.  However, our sensitivity to interest rate declines and corresponding increases in the fair value of our debt portfolio unfavorably affect our results of operations and cash flows when we elect to repurchase or otherwise retire fixed-rate debt at prices above carrying value.

We manage our exposure to interest rate movements by utilizing financial derivative instruments. The primary objective of this program is to reduce our overall cost of borrowing by managing the fixed and floating interest rate mix of the debt portfolio.  We have entered into several interest rate swap agreements, designated as fair value hedges, which effectively resulted in an exchange of existing obligations to pay fixed interest rates for obligations to pay floating rates. On June 1, 2007, $450 million notional amount of our interest rate swap agreements expired.  There have been no other changes to the positions subsequent to December 31, 2006.

Foreign Currency Exchange Rate Risk

We manage our exposure to foreign currency exchange rates by utilizing forward and option contracts.  The primary objective of this program is to reduce our exposure to movements in the foreign currency markets by locking in foreign currency rates.  The aggregate effect on foreign currency contracts of a hypothetical 10 percent change to exchange rates at June 30, 2007, would be approximately $6 million.  There have been no significant changes to our exposure to foreign exchange rates subsequent to December 31, 2006.

Safe Harbor

These quantitative and qualitative disclosures about market risk include forward-looking statements with respect to management’s opinion about risks associated with the use of derivative instruments. These statements are based on certain assumptions with respect to market prices and industry supply of and demand for crude oil, natural gas, refined products and other feedstocks. If these assumptions prove to be inaccurate, future outcomes with respect to our hedging programs may differ materially from those discussed in the forward-looking statements.

Item 4. Controls and Procedures

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.  As of the end of the period covered by this report based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. During the quarter ended June 30, 2007, there were no changes in our internal controls over financial reporting that have materially affected, or were reasonably likely to materially affect, our internal controls over financial reporting.

Marathon reviews and modifies its financial and operational controls on an ongoing basis to ensure that those controls are adequate to address changes in its business as it evolves.  Marathon believes that its existing financial and operational controls and procedures are adequate.

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MARATHON OIL CORPORATION

Supplemental Statistics (Unaudited)

	Second Quarter Ended June 30,		Six Months Ended June 30,
(Dollars in millions, except as noted)	2007	2006	2007	2006

SEGMENT INCOME
Exploration and Production
United States	$173	$243	$323	$488
International	227	416	462	636
E&P segment	400	659	785	1,124
Refining, Marketing and Transportation	1,246	917	1,591	1,236
Integrated Gas	12	17	31	25
Segment income	1,658	1,593	2,407	2,385
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(111)	(99)	(154)	(165)
Gain (loss) on long-term U.K. natural gas contracts	(5)	(10)	6	35
Discontinued operations	8	264	8	277
Net income	$1,550	$1,748	$2,267	$2,532

CAPITAL EXPENDITURES
Exploration and Production	$580	$463	$1,041	$821
Refining, Marketing and Transportation	334	200	551	304
Integrated Gas(a)	34	70	91	164
Discontinued Operations	—	19	—	45
Corporate	14	2	16	19
Total	$962	$754	$1,699	$1,353

EXPLORATION EXPENSE
United States	$47	$41	$84	$69
International	68	25	92	68
Total	$115	$66	$176	$137

E&P OPERATING STATISTICS
Net Liquid Hydrocarbon Sales (mbpd)(b)
United States	65	79	67	79
Europe	34	47	34	38
Africa	100	133	98	103
Total International	134	180	132	141
Worldwide Continuing Operations	199	259	199	220
Discontinued Operations	—	20	—	25
Worldwide	199	279	199	245
Net Natural Gas Sales (mmcfd)(b)(c)
United States	460	523	485	542
Europe	178	226	213	286
Africa	196	52	143	70
Total International	374	278	356	356
Worldwide	834	801	841	898
Total Worldwide Sales (mboepd)
Continuing operations	338	392	339	370
Discontinued operations	—	20	—	25
Worldwide	338	412	339	395

(a)    Through April 2007, includes EGHoldings at 100 percent.  Effective May, 1, 2007, Marathon no longer consolidates EGHoldings and its investment in EGHoldings is accounted for prospectively using the equity method of accounting; therefore, EGHoldings’ capital expenditures subsequent to April 2007 are not included in Marathon’s capital expenditures.

(b)    Amounts reflect sales after royalties, except for Ireland where amounts are before royalties.

(c)    Includes natural gas acquired for injection and subsequent resale of 54 mmcfd and 60 mmcfd in the second quarters of 2007 and 2006, and 47 mmcfd and 50 mmcfd for the first six months of 2007 and 2006.

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	Second Quarter Ended June 30,		Six Months Ended June 30,
(Dollars in millions, except as noted)	2007	2006	2007	2006

E&P OPERATING STATISTICS (continued)
Average Realizations(d)
Liquid Hydrocarbons (per bbl)
United States	$55.19	$59.80	$52.19	$54.52

Europe	61.34	67.52	59.12	65.43
Africa	60.91	65.14	55.79	60.36
Total International	61.02	65.76	56.63	61.74
Worldwide Continuing Operations	59.11	63.95	55.13	59.14
Discontinued Operations	—	39.80	—	38.38
Worldwide	59.11	62.19	55.13	57.04

Natural Gas (per mcf)
United States	$6.16	$5.35	$6.03	$6.02

Europe	4.47	6.32	5.71	7.13
Africa	0.25	0.25	0.26	0.25
Total International	2.27	5.19	3.51	5.78
Worldwide	4.41	5.29	4.96	5.93

RM&T OPERATING STATISTICS

Refinery Runs (mbpd)
Crude oil refined	1,072	1,038	1,021	968
Other charge and blend stocks	208	207	217	228
Total	1,280	1,245	1,238	1,196

Refined Product Yields (mbpd)
Gasoline	680	663	651	654
Distillates	377	321	350	306
Propane	26	24	23	22
Feedstocks and special products	96	125	121	116
Heavy fuel oil	27	25	25	24
Asphalt	89	102	83	89
Total	1,295	1,260	1,253	1,211

Refined Products Sales Volumes (mbpd)(e)(f)	1,426	1,461	1,385	1,439
Matching buy/sell volumes included in above(f)	—	11	—	47

Refining and Wholesale Marketing Gross Margin (per gallon)(g)	$0.3925	$0.2978	$0.2634	$0.2077

Speedway SuperAmerica
Retail outlets	1,637	1,637	—	—
Gasoline and distillate sales (millions of gallons)	828	816	1,628	1,592
Gasoline and distillate gross margin (per gallon)	$0.1029	$0.1019	$0.1121	$0.1037
Merchandise sales	$714	$690	$1,358	$1,300
Merchandise gross margin	$182	$171	$342	$319

IG OPERATING STATISTICS

Net Sales (metric tonnes per day)
LNG	1,997	1,106	1,582	1,102
Methanol	1,107	1,068	1,215	1,103

(d)    Excludes gains and losses on traditional derivative instruments and the unrealized effects of long-term U.K. natural gas contracts that are accounted for as derivatives.

(e)    Total average daily volumes of all refined product sales to wholesale, branded and retail (SSA) customers.

(f)     As a result of the change in accounting for matching buy/sell arrangements on April 1, 2006, the reported sales volumes will be lower than the volumes determined under the previous accounting practices.

(g)    Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation. As a result of the change in accounting for matching buy/sell transactions on April 1, 2006, the resulting per gallon statistic will be higher than the statistic that would have been calculated from amounts determined under previous accounting practices.

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Part II — OTHER INFORMATION

Item 1. Legal Proceedings

On April 12, 2007, Marathon Petroleum Company LLC (“MPC”) was notified by the Division of Enforcement of the Commodity Futures Trading Commission (the “Commission”) of its intent to recommend that the Commission name MPC in an enforcement action alleging that on November 26, 2003, MPC attempted to manipulate the price of West Texas Intermediate crude oil.  The proposed enforcement action involved allegations that on the day mentioned in the notice MPC offered to sell crude oil in a physical cash market at a price lower than contemporaneous bids.  There were no allegations of false reporting.  After consideration of all relevant factors, and without admitting or denying the findings in the settlement order dated August 1, 2007, MPC reached a settlement with the Commission. Under the terms of the settlement, MPC shall pay a civil monetary penalty of $1 million.

Item 1A. Risk Factors

Marathon is subject to various risks and uncertainties in the course of its business.  See the discussion of such risks and uncertainties under Item 1A. Risk Factors in Marathon’s 2006 Annual Report on Form 10-K.  There have been no material changes from the risk factors previously disclosed in that Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)		(b)		(c)		(d)
Period	Total Number of Shares Purchased(a)(b)		Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(d)		Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(d)
04/01/07 – 04/30/07	7,878		$102.11		—		$344,248,401
05/01/07 – 05/31/07	1,153,604		$113.11		1,151,600		$713,969,951
06/01/07 – 06/30/07	3,590,365	(c)	$54.55	(e)	3,574,100	(e)	$519,971,746
Total	4,751,847		$68.85		4,725,700

(a)          12,608 shares of restricted stock were delivered by employees to Marathon, upon vesting, to satisfy tax withholding requirements.  This number also includes 1,365 shares that were due for tax withholding requirements for restricted stock that vested between the two-for-one stock split record date, May 23, 2007, and payment date, June 18, 2007.  Pursuant to the terms of Marathon’s incentive compensation plans, the number of shares of restricted stock awards shall be proportionately adjusted in the event of a declaration of a stock split dividend payable in shares of common stock.

(b)         Under the terms of the transaction whereby Marathon acquired the minority interest in MPC and other businesses from Ashland Inc., Marathon paid Ashland Inc. shareholders cash in lieu of issuing fractional shares of Marathon’s common stock to which such holders would otherwise be entitled.  Marathon acquired four shares due to acquisition share exchanges and Ashland Inc. share transfers pending at the closing of the transaction.

(c)          13,535 shares were repurchased in open-market transactions to satisfy the requirements for dividend reinvestment under the Marathon Oil Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the “Dividend Reinvestment Plan”) by the administrator of the Dividend Reinvestment Plan. Stock needed to meet the requirements of the Dividend Reinvestment Plan are either purchased in the open market or issued directly by Marathon.

(d)   In January 2006, Marathon announced a $2 billion share repurchase program which was increased by an additional $500 million in both January and May 2007 and by an additional $2 billion in July 2007, for a total authorized program of $5 billion...  As of June 30, 2007, 57 million, split-adjusted common shares had been acquired at a cost of $2.474 billion, which includes transaction fees and commissions that are not reported in the table above.

(e)   After the June 18, 2007 two-for-one stock split, which was effected a through a stock dividend, Marathon was entitled to receive for purchases and pending settlements that occurred between the stock split record and payment date, an  additional share for each share purchased or pending settlement.  Included in the number of shares purchased in June 2007 is 1,583,500 shares which are related to share purchases and pending settlements that occurred under our stock repurchase program between the stock split record date, May 23, 2007, and payment date, June 18, 2007.

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Item 4. Submission of Matters to a Vote of Security Holders

The annual meeting of stockholders was held on April 25, 2007.  In connection with the meeting, proxies were solicited pursuant to the Securities Exchange Act of 1934.  The following are the voting results on proposals considered and voted upon at the meeting, all of which were described in Marathon’s 2007 Proxy Statement.

1.     Votes regarding the persons elected to serve as directors for a term expiring in 2008 were as follows:

NOMINEE	VOTES FOR	VOTES AGAINST	VOTES ABSTAINED

Charles F. Bolden, Jr.	297,351,905	3,877,422	2,575,678
Charles R. Lee	294,675,878	6,286,947	2,666,266
Dennis H. Reilley	299,264,451	1,957,952	2,582,842
John W. Snow	299,028,506	2,159,965	2,617,011
Thomas J. Usher	295,862,865	5,275,301	2,666,838

Continuing as directors for a term expiring in 2008 are Shirley Ann Jackson, Philip Lader, Seth E. Schofield and Douglas C. Yearley. Continuing as directors for a term expiring in 2009 are Clarence P. Cazalot, Jr., David A. Daberko, and William L. Davis.

2.     PricewaterhouseCoopers LLP was ratified as the independent auditors for 2007. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED

297,119,354	4,271,727	2,413,118

3.               The 2007 Incentive Compensation Plan (“Plan”) proposed by the Board of Directors was approved. The Plan provides the means by which Marathon grants annual incentive compensation, as well as long-term incentive compensation, to employees of Marathon and its subsidiaries eligible for awards under the Plan, and to its non-employee directors. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED

267,145,602	33,675,485	2,981,978

4.               The Board of Directors proposal to amend the Restated Certificate of Incorporation and By-laws to eliminate the supermajority vote provision was approved. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED

297,659,552	3,192,729	2,951,338

5.               The Board of Directors proposal to amend the Restated Certificate of Incorporation to increase the number of authorized shares of common stock was approved. The voting results were as follows:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED

253,653,518	47,492,705	2,652,206

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Item 6.  Exhibits

4.1

Amendment No. 2 dated as of May 7, 2007 to Five-Year Credit Agreement dated as of May 20, 2004 among Marathon Oil Corporation, the Co-Agents and other Lenders party thereto, Bank of America, N.A., as Syndication Agent, Citibank, N.A. and Morgan Stanley Bank, as Documentation Agents and JPMorgan Chase Bank, as Administrative Agent

10.1

Arrangement Agreement, dated as of July 30, 2007, among Marathon Oil Corporation, 1339971 Alberta Ltd., Western Oil Sands Inc. and WesternZagros Resources Inc. (incorporated by reference to Exhibit 10.1 to Marathon Oil Corporation ‘f Form 8-K, filed on August 3, 2007.

10.2	Form of Non-Qualified Stock Option Award Agreement for Officers granted under Marathon Oil Corporation’s 2007 Incentive Compensation Plan, effective May 30, 2007
10.3	Form of Officer Restricted Stock Award Agreement granted under Marathon Oil Corporation’s 2007 Incentive Compensation Plan, effective May 30, 2007
10.4	Form of Performance Unit Award Agreement (2007-2009 Performance Cycle) for Officers granted under Marathon Oil Corporation’s 2007 Incentive Compensation Plan, effective May 30, 2007
12.1	Computation of Ratio of Earnings to Fixed Charges
31.1	Certification of President and Chief Executive Officer pursuant to Rule 13(a)-14 and 15(d)-14 under the Securities Exchange Act of 1934
31.2	Certification of Executive Vice President and Chief Financial Officer pursuant to Rule 13(a)-14 and 15(d)-14 under the Securities Exchange Act of 1934
32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350
32.2	Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MARATHON OIL CORPORATION

By:	Michael K. Stewart
Michael K. Stewart
Vice President, Accounting and Controller

August 7, 2007

35

Marathon 2007 proxy statement dated March 13, 2007 with respect to the annual meeting of shareholders held April 25, 2007

Notice of Annual Meeting
of Stockholders and Proxy Statement

2007

Wednesday, April 25, 2007

10:00 A.M. Central Time

Conference Center Auditorium

Marathon Oil Tower

5555 San Felipe Road

Houston, Texas 77056

Please vote promptly either by:

•                  telephone,

•                  the Internet, or

•                  marking, signing and returning your proxy or voting instruction card.

Marathon Oil Corporation 5555 San Felipe Road Houston, TX 77056	Clarence P. Cazalot, Jr. President and Chief Executive Officer

March 13, 2007

Dear Marathon Stockholder,

On behalf of your board of directors and management, you are cordially invited to attend our 2007 annual meeting of stockholders to be held in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Road, Houston, Texas, on Wednesday, April 25, 2007 at 10:00 a.m. Central Time.

If your shares are held of record with National City Bank, our transfer agent and registrar, we have enclosed a proxy card for your use. You may vote these shares by completing and returning the proxy card, or alternatively, calling a toll-free telephone number or using the Internet as described on the proxy card. If your shares are held by a broker or other nominee (i.e., in “street name”), enclosed is a voting instruction card, which you should use to vote those shares. You also have the option of voting by mail, or through the use of the telephone or Internet.

You will find information regarding the matters to be voted on at the meeting in the enclosed proxy statement. Our 2006 Annual Report to stockholders is also enclosed with these materials.

Your vote is important. We hope you will vote either by telephone, over the Internet or by marking, signing and returning your proxy or voting instruction card as soon as possible, whether or not you plan to attend the meeting.

Sincerely,

Notice of Annual Meeting of Stockholders
Proxy Statement
Questions and Answers
The Board of Directors and Governance Matters
Compensation of Directors
Proposals of the Board
Proposal No. 1
Election of Directors
Nominees for Director
Continuing Directors
Proposal No. 2
Ratification of Independent Auditor for 2007
Proposal No. 3
Approval of 2007 Incentive Compensation Plan
Proposal No. 4
Amend our Restated Certificate of Incorporation and By-laws to Eliminate the Supermajority Vote Provision
Proposal No. 5
Amend our Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock
Audit Committee Report
Information Regarding the Independent Registered Public Accounting Firm’s Fees, Services and Independence
Security Ownership of Certain Beneficial Owners
Security Ownership of Directors and Executive Officers
Section 16(a) Beneficial Ownership Reporting Compliance
Compensation Committee Report
Compensation Discussion and Analysis
Executive Compensation Tables and Other Information
Certain Relationships and Related Person Transactions

APPENDIX I – 2007 Incentive Compensation Plan

APPENDIX II – Audit Committee Policy for Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

3

Notice of Annual Meeting of Stockholders

on April 25, 2007

We will hold our 2007 annual meeting of stockholders in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Road, Houston, Texas 77056 on Wednesday, April 25, 2007 at 10:00 a.m. Central Time, in order to:

•      elect five directors;

•      ratify the selection of PricewaterhouseCoopers LLP as our independent auditor for 2007;

•      approve the 2007 Incentive Compensation Plan;

•      consider a proposal of the Board to amend our Restated Certificate of Incorporation and by-laws to eliminate the supermajority vote provision by stockholders;

•      consider a proposal of the Board to amend our Restated Certificate of Incorporation to increase the number of authorized shares of common stock; and

•      transact any other business that properly comes before the meeting.

You are entitled to vote at the meeting if you were an owner of record of Marathon Oil Corporation common stock at the close of business on February 26, 2007. If your ownership is through a broker or other intermediary, you will need to have proof of your stockholdings in order to be admitted to the meeting. A recent account statement, letter or proxy from your broker or other intermediary will suffice.

We have enclosed a copy of the Company’s 2006 Annual Report to stockholders with this notice and proxy statement.

By order of the Board of Directors,

William F. Schwind, Jr.

Secretary

Dated: March 13, 2007

Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056

4

Proxy Statement

We have sent you this proxy statement because the Board of Directors is asking you to give your proxy (that is, the authority to vote your shares) to our proxy committee so they may vote your shares on your behalf at our annual meeting of stockholders. The members of the proxy committee are Thomas J. Usher, Clarence P. Cazalot, Jr. and Janet F. Clark. They will vote your shares as you instruct.

We will hold the meeting on April 25, 2007 in the Conference Center Auditorium of the Marathon Oil Tower, 5555 San Felipe Road, Houston, Texas. The proxy statement contains information about the matters being voted on and other information that may be helpful to you.

We began the mailing of the proxy statement, the proxy card and the 2006 Annual Report on or about March 16, 2007.

Questions and Answers

•            Who may vote?

You may vote if you were a holder of Marathon Oil Corporation (“Marathon” or the “Company”) common stock at the close of business on February 26, 2007, which is the record date of the meeting. Each share of common stock is entitled to one vote.

•            What may I vote on?

You may vote on:

•         the election of five nominees to serve as directors;

•         the ratification of the selection of PricewaterhouseCoopers LLP as our independent auditor for 2007;

•         the approval of our 2007 Incentive Compensation Plan;

•         a proposal to amend our Restated Certificate of Incorporation and by-laws to eliminate the supermajority vote provision by stockholders; and

•         a proposal to amend our Restated Certificate of Incorporation to increase the number of authorized shares of common stock.

•            How does the Board recommend I vote?

The Board recommends that you vote:

•         FOR each of the nominees for director;

•         FOR the ratification of the selection of PricewaterhouseCoopers LLP as the independent auditor for 2007;

•         FOR the approval of the 2007 Incentive Compensation Plan;

•         FOR the proposal to amend our Restated Certificate of Incorporation and by-laws to eliminate the supermajority vote provision by stockholders; and

•         FOR the proposal to amend our Restated Certificate of Incorporation to increase the number of authorized shares of common stock.

•            How do I vote?

You may vote by telephone or over the Internet by following the instructions on the enclosed proxy card (or, if you own your shares through a broker or other intermediary, on the enclosed voting instruction card). You may also vote by marking, signing and dating the enclosed proxy card or voting instruction card, and returning it in the prepaid envelope. The proxy committee will vote your shares in accordance with your directions. If you return a proxy card but do not mark the boxes showing how you wish to vote, the proxy committee will vote your shares in accordance with the Board’s recommendation on each proposal, but only if you have signed and dated the card. Unsigned proxy cards will not be voted at all. If you are a stockholder of record (that is, if you are registered on the books of our transfer agent), you may also vote in person by attending the meeting.

5

•            May I change my vote?

If you are a stockholder of record, you may change your vote or revoke your proxy at any time before your shares are voted at the meeting by:

•         voting again by telephone or over the Internet;

•         sending us a proxy card dated later than your last vote;

•         notifying the Secretary of Marathon in writing; or

•         voting at the meeting.

•            How many outstanding shares are there?

At the close of business on February 26, 2007, which is the record date for the meeting, there were 344,294,436 shares of Marathon common stock outstanding.

•            How big a vote do the proposals need in order to be approved?

Directors are elected by a majority of the votes cast. For a director to be elected, this means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. Abstentions will not be taken into account in director elections. Each of the proposed amendments to the Restated Certificate of Incorporation will be approved if it receives the vote of a majority of the shares of common stock outstanding and entitled to vote. Each of the other proposals will be approved if it receives a majority of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote. Except as otherwise provided above, abstentions are counted as votes present and entitled to vote and have the same effect as votes against a proposal. Broker non-votes are not counted as either votes for or votes against a proposal. Both abstentions and broker non-votes are counted in determining that a quorum is present for the meeting.

•            What are broker non-votes?

The New York Stock Exchange permits brokers to vote their customers’ shares on routine matters when the brokers have not received voting instructions from their customers. The election of directors, the ratification of the independent auditor, and the proposals of the Board to amend our Restated Certificate of Incorporation are examples of routine matters on which brokers may vote in this way. Brokers may not vote their customers’ shares on non-routine matters such as the proposal to approve the 2007 Incentive Compensation Plan, unless they have received voting instructions from their customers. Non-voted shares on non-routine matters are broker non-votes.

•            What constitutes a quorum?

Under our by-laws, a quorum is one-third of the voting power of the outstanding shares of stock entitled to vote.

•            Will my vote be confidential?

All voting records which identify stockholders are kept permanently confidential except as necessary to meet legal requirements and in other limited circumstances such as proxy contests. The vote tabulators and the inspector of elections are required to execute confidentiality agreements.

•            How will voting be conducted on other matters raised at the meeting?

If any matters are presented at the meeting other than the proposals on the proxy card, the proxy committee will vote on them using their best judgment. Your signed proxy card, or your telephone or Internet vote, gives them the authority to do this. Under our by-laws, notice of any matter to be presented by a stockholder for a vote at the meeting must have been received by our corporate Secretary on or after December 28, 2006 and no later than January 28, 2007, and it must have been accompanied by certain information about the stockholder presenting it. We have not received notice of any matter to be presented other than those on the proxy card.

•            When must stockholder proposals be submitted for the 2008 annual meeting?

Stockholder proposals submitted for inclusion in our 2008 proxy statement must be received in writing by our corporate Secretary no later than the close of business on November 17, 2007. Stockholder proposals submitted outside the process for inclusion in the proxy statement must be received from stockholders of record on or after January 1, 2008 and no later than January 31, 2008 and must be accompanied by certain information about the stockholders making the proposals, in accordance with our by-laws.

6

The Board of Directors and Governance Matters

Under our by-laws and the laws of Delaware, Marathon’s state of incorporation, the business and affairs of Marathon are managed under the direction of the Board of Directors. The Board met ten times in 2006. Their attendance averaged approximately 96 percent for the aggregate of the total number of Board and committee meetings held in 2006. Under our Corporate Governance Principles, directors are expected to attend the annual meeting of stockholders, and in 2006 all of our directors attended the meeting. Mr. Snow did not attend because he was not elected to the Board until September 27, 2006.

With respect to a lead or presiding director, the chairman of the Board presides at all meetings of stockholders and of the Board of Directors. In circumstances where the outside directors meet without the chairman or in circumstances where the chairman is unavailable, the chairman of the Corporate Governance and Nominating Committee presides at any such meeting, unless the Board determines that another director should lead the discussion due to the particular subject matter being discussed.

Our Corporate Governance Principles also require non-management directors of the Company to meet at regularly scheduled executive sessions. To comply with this directive, an offer of an executive session is extended to non-management directors at each regularly scheduled Board meeting. The chairman of the Board presides at these executive sessions, which serve as an efficient check on management. In 2006, non-management directors of the Company held seven executive sessions.

The Board has four principal committees, all the members of which are independent, non-employee directors. These committees are described on this and the following pages. The table below shows the current committee memberships of each director and the number of meetings that each corresponding committee held in 2006.

Board Committee Memberships

Director	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Committee on Financial Policy
Charles F. Bolden, Jr.	X		X	X
David A. Daberko	X		X	X*
William L. Davis	X	X		X
Shirley Ann Jackson	X*	X	X
Philip Lader		X	X	X
Charles R. Lee	X		X	X
Dennis H. Reilley	X	X	X*
Seth E. Schofield		X	X	X
John W. Snow		X	X	X
Douglas C. Yearley	X	X*		X
Number of Meetings in 2006 of Corresponding Committee	5	4	4	4

* Chair

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Board and Committee Independence

The principal committee structure of the Board includes audit, compensation, corporate governance and nominating, and financial policy. These committees are comprised entirely of independent directors.

In determining independence, the Board affirmatively determines whether directors have no material relationship with the Company. When assessing materiality, the Board considers all relevant facts and circumstances including, without limitation, transactions between the Company and the director directly or organizations with which the director is affiliated, and the frequency and dollar amounts associated with these transactions. The Board further considers whether the transactions were at arm’s length in the ordinary course of business and whether the transactions were consummated on terms and conditions similar to those of unrelated parties. In addition, the Board uses the following categorical standards to determine director independence: (1) not being a present or former employee, or having an immediate family member as an executive officer, of the Company within the past three years; (2) not personally receiving, or having an immediate family member receive, any direct compensation from the Company in excess of $100,000 during any twelve-month period within the last three years, other than compensation for board or committee service, pension or other forms of deferred compensation for prior service, or compensation paid to an immediate family member who is a non-executive employee of the Company; (3) with respect to the Company’s external auditor, (a) not being engaged, or having an immediate family member engaged, as a current partner by the Company’s external auditor, (b) not being a current employee of the Company’s external auditor, (c) not having an immediate family member who is a current employee of the Company’s external auditor and who participates in such firm’s audit, assurance or tax compliance (but not tax planning) practice, or (d) not being engaged or employed or having an immediate family member engaged or employed, within the past three years (but is no longer) a partner or employee of such firm and personally worked on the Company’s audit within that time; (4) not being employed, or having an immediate family member employed, within the past three years as an executive officer of another company where now or at any time during the past three years any of the Company’s present executive officers serve or served on the other company’s compensation committee; (5) not being a current employee, or having an immediate family member who is a current executive officer, of a company that makes or made payments to, or receives or received payments from, the Company for property or services in an amount which, in any of the three preceding fiscal years, exceeded the greater of $1 million, or 2% of the other company’s consolidated gross revenues; and (6) not being an executive officer of a tax-exempt organization of which the Company has within the three preceding fiscal years made any contributions to that organization in any single fiscal year that exceeded the greater of $1 million, or 2% of the tax-exempt organization’s consolidated gross revenues.

Applying these categorical standards, the Board determined that the following directors qualify as independent: Charles F. Bolden, Jr.; David A. Daberko; William L. Davis; Shirley Ann Jackson; Philip Lader; Charles R. Lee; Dennis H. Reilley; Seth E. Schofield; John W. Snow; Thomas J. Usher; and Douglas C. Yearley.

In determining the independence of David Daberko, the Board further considered the stock transfer agent and banking services provided by National City Bank to the Company. The Board determined that Mr. Daberko had no material interest in any such transaction.

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Audit Committee

The Audit Committee has a written charter adopted by the Board, which is available on the Company’s website at http://www.marathon.com/Audit_Committee_Charter/. The charter requires the committee to reassess and report to the Board on the adequacy of the charter on an annual basis, which the committee did in 2006. All the members of the Audit Committee are independent (as independence is defined in Exchange Act Rule 10A-3, as well as the general independence requirements of NYSE Rule 303A.02).

This committee is, among other things, responsible for:

•      appointing, replacing, compensating and overseeing the work of the independent auditor;

•      reviewing the fees proposed by the independent auditor for the coming year and approving in advance all audit, audit-related, tax and permissible non-audit services to be performed by the independent auditor;

•      separately meeting with the independent auditors, the internal auditors and management with respect to the status and results of their activities;

•      reviewing with the chief executive officer, the chief financial officer, and the general counsel the Company’s disclosure controls and procedures and management’s conclusions about the efficacy of such disclosure controls and procedures;

•      reviewing, approving and discussing with management and the independent auditors the annual and quarterly financial statements, reports of internal control over financial reporting, the annual report to stockholders, and the Form 10-K;

•      reviewing earnings press releases, as well as financial information and earnings guidance issued publicly or provided to analysts and rating agencies;

•      discussing with management guidelines and policies to govern the process by which risk assessment and management is undertaken by the Company; and

•      completing an annual performance evaluation of this committee.

The Audit Committee has the authority to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company, and to retain outside legal, accounting or other consultants.

Audit Committee Policy for Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

The Audit Committee adopted the Audit Committee Policy for Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services. This policy is attached as Appendix II to this proxy statement and is also available on the Company’s website at http://www.marathon.com/Policy_PreAppAudit_Tax_NonAudit/. Among other things, this policy sets forth the procedure for the committee to pre-approve all audit, audit-related, tax and permissible non-audit services, other than as provided under the de minimus exception. Notwithstanding the de minimus exception, it is the intent of the committee that standard practice will be to pre-approve all permissible non-audit services. The committee delegated pre-approval authority of up to $500,000 to the Audit Committee Chair for unbudgeted items.

Audit Committee Financial Expert

Based on the attributes, education and experience requirements set forth in Section 407 of the Sarbanes-Oxley Act of 2002 and associated regulations, the Board of Directors has determined that David A. Daberko, Charles R. Lee, and Dennis H. Reilley each qualify as an “Audit Committee Financial Expert.”

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•      Mr. Daberko is currently the chairman of the board and chief executive officer of National City Corporation. In addition to certifying the effectiveness of internal controls and procedures required by his position as CEO, Mr. Daberko’s previous positions with National City required him to oversee internal accounting controls and set internal control policy. As head of bank investments, he was responsible for overseeing accounting for that area. Mr. Daberko holds a MBA in finance from Case Western Reserve University.

•      Mr. Lee held positions as senior vice president-finance for Penn Central Corp. and Columbia Pictures Industries Inc., and senior vice president of finance with GTE Corporation. He received a MBA with distinction from the Harvard Graduate School of Business Administration.

•      Mr. Reilley is the chairman of the board of Praxair, Inc. He also served as chief executive officer of Praxair from 2000 through 2006. In addition to certifying the effectiveness of internal controls and procedures required by his position as CEO, Mr. Reilley’s experience included serving as former chair of Entergy Corporation’s audit committee. He holds a Bachelor of Science in finance from Oklahoma State University.

Guidelines for Hiring of Employees or Former Employees of the Independent Auditor

The Audit Committee adopted guidelines for hiring of employees or former employees of the independent auditor. In summary, these guidelines provide that the Company shall not hire any employee or former employee of its independent auditor for a position in a financial reporting oversight role if such employee or former employee was the lead or concurring partner, or any other member of the audit engagement team who provides more than ten hours of audit, review or attest services during the one-year period preceding the date of the initiation of the audit. A complete set of these guidelines is available on the Company’s website at http://www.marathon.com/Guide_Hire_Employees_Indep_Auditor/.

Policy for Whistleblowing Procedures

The Audit Committee adopted and approved the Company’s Policy for Whistleblowing Procedures. This policy establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees to the Company of concerns regarding questionable accounting or auditing matters. The Policy for Whistleblowing Procedures is available on the Company’s website at http://www.marathon.com/Policy_Whistleblowing_Procedures/.

Compensation Committee

The Compensation Committee is composed solely of directors who satisfy all criteria for independence under applicable law and the rules of the New York Stock Exchange and who, in the opinion of the Board, are free of any relationship that would interfere with their exercise of independent judgment as members of the committee.

The Compensation Committee has a written charter adopted by the Board, which is available on the Company’s website at http://www.marathon.com/Charter_Comp_Committee/. The charter requires the committee to reassess and report to the Board on the adequacy of the charter on an annual basis, which the committee did in 2006.

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The committee is, among other things, responsible for:

•      making recommendations to the Board and to the boards of subsidiaries on all matters of policy and procedures relating to executive compensation;

•      reviewing and approving corporate goals and objectives relevant to the chief executive officer’s compensation, and determining and approving the chief executive officer’s compensation level based on the Board’s performance evaluation of the chief executive officer;

•      determining and approving the compensation of the other executive officers, and reviewing the succession plan relating to positions held by the other executive officers;

•      recommending to the Board and administering the incentive compensation plans and equity-based plans of the Company;

•      confirming the achievement of performance levels under the Company’s incentive compensation plans;

•      reviewing, recommending, and discussing with management the compensation discussion and analysis section included in the Company’s annual proxy statement; and

•      evaluating its performance on an annual basis.

The committee may delegate its responsibilities to a subcommittee comprised of one or more members of the committee.

The committee has hired Towers Perrin, a global professional services firm, to serve as its compensation consultant, and Towers Perrin reports directly to the committee. The consultant provides the committee with comparative data on executive compensation and expert advice on the design and implementation of the Company’s annual and long-term compensation programs.

The committee seeks input from the CEO on compensation decisions and performance appraisals for all other officers. However, all officer compensation matters are approved by the committee.

The committee meets at least four times a year and is given the opportunity to meet in executive session at each of its meetings. With input from the compensation consultant, the CEO, and the Vice President of Human Resources, the chairman of the committee approves the agendas for committee meetings. When possible, the committee previews and discusses significant compensation decisions at one meeting before giving formal approval at a subsequent meeting.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Douglas Yearley (Chairman), William Davis, Shirley Ann Jackson, Philip Lader, Dennis Reilley, Seth Schofield and John Snow. Each person qualifies as an independent non-employee director, and no member has served as an officer or employee of the Company. During 2006, none of the Company’s executive officers served as a member of a compensation committee or board of directors of any other entity, which has an executive officer serving as a member of our Compensation Committee or Board of Directors.

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Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is composed solely of independent directors in accordance with the rules of the New York Stock Exchange. The committee’s primary purpose is to discharge the Board’s responsibility related to public policy matters, the development and implementation of a set of corporate governance principles, the identification of individuals qualified to become board members, and the review of the qualifications and make-up of the Board membership.

The committee is, among other things, responsible for:

•                  reviewing and making recommendations to the Board concerning the appropriate size and composition of the Board, including candidates for election or re-election as directors, the criteria to be used for the selection of candidates for election as directors, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board, the composition and functions of the Board committees, and all matters relating to the development and effective functioning of the Board;

•                  considering and recruiting candidates to fill positions on the Board;

•                  considering nominees recommended by stockholders for election as directors;

•                  reviewing and making recommendations to the Board of each Board committee’s membership and committee chairpersons including, without limitation, a determination of whether one or more Audit Committee members qualifies as an “audit committee financial expert” in accordance with applicable law;

•                  assessing and recommending overall corporate governance practices;

•                  establishing the process and overseeing the evaluation of the Board;

•                  reviewing public issues identified by management and the Company’s efforts in addressing these public issues through research, analysis, lobbying efforts and participation in business and government programs;

•                  reviewing and approving codes of conduct applicable to directors, officers and employees;

•                  reviewing the Company’s policy statement on stockholders’ rights plans and reporting any recommendations to the Board; and

•                  evaluating its performance on an annual basis.

A current copy of the Corporate Governance and Nominating Committee’s charter is available on the Company’s website at http://www.marathon.com/Charter_CorpGovNom_Committee/.

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Director Identification and Selection

The process for director selection and director qualifications is set forth in Article III, Section (a) of the Company’s Corporate Governance Principles which are available on the Company’s website at http://www.marathon.com/Corporate_Governance_Principles/. In summary, the chairman of the Corporate Governance and Nominating Committee and the chief executive officer should work with a third party professional search firm to review director candidates and their credentials. At least one member of the committee, the chairman of the board, and the chief executive officer should meet with the director candidate. This screening process applies to nominating committee recommended nominees, as well as nominees recommended by the stockholders in accordance with the Company’s by-laws. The criteria for selecting new directors include their independence, as defined by applicable law, stock exchange listing standards and the categorical standards listed in the Company’s Corporate Governance Principles, their business or professional experience, their integrity and judgment, their record of public service, their ability to devote sufficient time to the affairs of the Company, the diversity of backgrounds and experience they will bring to the Board, and the needs of the Company from time to time. Directors should also be individuals of substantial accomplishment with demonstrated leadership capabilities, and they should represent all stockholders and not any special interest group or constituency. The committee’s charter also gives the committee the sole authority to retain and terminate any search firm to be used to identify director candidates, including sole authority to approve the search firm’s fees and other retention terms.

Code of Ethics for Senior Financial Officers

The Corporate Governance and Nominating Committee approved and adopted a Code of Ethics for Senior Financial Officers which is available on the Company’s website at http://www.marathon.com/Code_Ethics_Sr_Finan_Off/. This code applies to the Company’s principal executive officer, the principal financial officer, the principal accounting officer or controller, or persons performing similar functions, and mandates that these officers, among other things:

•                  act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•                  provide full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company;

•                  comply with applicable governmental laws, rules and regulations; and

•                  promote the prompt internal reporting of violations of this Code of Ethics to the chair of the Audit Committee of the Board of Directors and to the appropriate person or persons identified in the Company’s Code of Business Conduct.

The code further provides that any violation will be subject to appropriate discipline, up to and including dismissal from the Company and prosecution under the law.

13

Committee on Financial Policy

The Committee on Financial Policy provides oversight with respect to the appropriate capital structure and financial policies of the Company. Its key responsibility in that role is to make recommendations to the Board concerning dividends. A copy of the current committee charter is available on the Company’s website at http://www.marathon.com/Charter_Comm_FinanPolicy/.

The committee is, among other things, responsible for:

•                  approving financings by the Company (except financings which involve the issuance of common stock), including the recommendation of action to subsidiaries, partnerships and joint ventures;

•                  authorizing loans to outside entities, guarantees by the Company of the credit of others, and other uses of Company credit; and

•                  evaluating its performance on an annual basis and developing criteria for the evaluation.

Corporate Governance Principles

The Board of Directors adopted the Company’s Corporate Governance Principles, which are available on the Company’s website at http://www.marathon.com/Corporate_Governance_Principles/. In summary, the Corporate Governance Principles address the general functioning of the Board, including its responsibilities, the Board size, director elections and limits on the number of Board memberships. These principles also address Board independence, committee composition, the lead director position, the process for director selection and director qualifications, the Board’s performance review, the Board’s planning and oversight functions, director compensation and director retirement and resignation.

Communications from Interested Parties

Interested parties, including security holders, may send communications to the Board through the Secretary of the Company. You may communicate with the Chair of our Audit, Compensation, Corporate Governance and Nominating, and Financial Policy Committees by sending an e-mail to auditchair@marathonoil.com, compchair@marathonoil.com, corpgovchair@marathonoil.com, or finpolicychair@marathonoil.com, respectively. You may communicate with our outside directors, individually or as a group, by sending an e-mail to non-managedirectors@marathonoil.com.

The Secretary will forward to the directors all communications that, in his or her judgment, are appropriate for consideration by the directors. Examples of communications that would not be considered appropriate for consideration by the directors include commercial solicitations and matters not relevant to the affairs of the Company.

Code of Business Conduct

The Company has approved and adopted a Code of Business Conduct, which is available on our website at http://www.marathon.com/Code_of_Business_Conduct/. The Code of Business Conduct applies to our directors, officers and employees.

Availability of Governance Documents

Stockholders may obtain a print copy of the Company’s corporate governance documents, including the Corporate Governance Principles, committee charters, and Code of Business Conduct, by contacting our Investor Relations’ office.

14

Compensation of Directors

The Board determines annual retainers, attendance fees, and other compensation for non-employee directors. Directors who are employees of the Company receive no compensation for their service on the Board.

2006 Director Compensation Table

Name (1)	Fees Earned or Paid in Cash (2) ($)	Stock Awards (3) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation (4) ($)	Total ($)
Charles F. Bolden, Jr.	92,000	125,000	0	0	0	0	217,000

David A. Daberko	98,000	125,000	0	0	0	10,000	233,000

William L. Davis	92,000	125,000	0	0	0	5,000	222,000

Shirley Ann Jackson	96,250	125,000	0	0	0	10,000	231,250

Philip Lader	88,000	125,000	0	0	0	15,000	228,000

Charles R. Lee	92,000	125,000	0	0	0	10,000	227,000

Dennis H. Reilley	98,000	125,000	0	0	0	0	223,000

Seth E. Schofield	80,000	125,000	0	0	0	0	205,000

John W. Snow(5)	12,500	31,250	0	0	0	0	43,750

Thomas J. Usher(6)	300,000	0	0	0	0	10,000	310,000

Douglas C. Yearley	94,000	125,000	0	0	0	10,000	229,000

(1)          The aggregate number of stock awards outstanding as of December 31, 2006, for each director was as follows: Mr. Bolden, 8,182; Mr. Daberko, 11,550; Mr. Davis, 10,633; Dr. Jackson, 11,993; Mr. Lader, 10,633; Mr. Lee, 24,845; Mr. Reilley, 11,550; Mr. Schofield, 18,901; Mr. Snow, 415; Mr. Usher, 4,499; and Mr. Yearley, 18,409.

(2)          Directors are eligible to defer up to 100% of their $50,000 annual retainer fees.

(3)          The amounts shown reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) for the annual non-retainer common stock unit awards. These amounts are also equal to the grant date fair value of the awards.

(4)          The amounts shown represent contributions made on behalf of the directors under our matching gifts program. Under the program, directors may have up to $10,000 of their contributions to certain tax-exempt educational institutions matched each year. The annual limit is applied based on the date of the director’s gift to the institution. Due to processing delays, the actual amount paid out on behalf of a director may exceed $10,000 in a given year.

(5)          Mr. Snow was elected to the Company’s Board effective September 2006. His annual retainer and stock award for 2006 were pro-rated accordingly.

(6)          The amounts shown for Mr. Usher reflect the $50,000 annual retainer plus a chairman’s fee of $250,000 in 2006. The chairman does not receive meeting fees for his attendance.

15

In 2006, we paid our non-employee directors as follows:

Annual Retainer	$50,000
Annual Non-Retainer Common Stock Unit Award	$125,000
Committee Chair Retainer	$6,000
	$12,250	for audit committee chair
Meeting Fee (for Board or committee meeting attendance)	$2,000

In addition to the $50,000 annual retainer, we also paid Mr. Usher, our chairman, a chairman’s fee of $250,000 in 2006. The chairman does not receive meeting fees for his attendance.

Non-employee directors, other than the chairman, also received an annual non-retainer common stock unit award in 2006 valued at $125,000. These awards were credited to an unfunded account based on the closing stock price on the grant date. When dividends are paid on our common stock, directors receive dividend equivalents in the form of common stock units. The awards are payable in shares of common stock upon the director’s departure from the Board.

In 2004, the Board established stock ownership guidelines for non-employee directors of five times the annual retainer fee. Each director has until 2009 to achieve this ownership level, unless his or her appointment was after 2004, in which case the director has five years from that appointment date to achieve this level.

Directors have the opportunity to defer 100 percent of their annual retainers into an unfunded account. This deferred account may be invested in certain phantom investment options that mirror the investment options offered to employees under our Thrift Plan, with the exception of the Marathon common stock fund. When a director leaves the Board, he or she receives cash either in a lump sum or in installments.

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Proposals of the Board

The Board will present the following proposals at the meeting:

Proposal No. 1

Election of Directors

As approved by the stockholders at our annual meeting on April 26, 2006, Marathon’s Restated Certificate of Incorporation was amended to declassify our Board over a three year period. With respect to the election of directors, our Restated Certificate of Incorporation provides that at the 2007 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2008 annual meeting of stockholders. At the 2008 annual meeting of stockholders, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of stockholders. And at each annual meeting of stockholders thereafter, the directors shall be elected for terms expiring at the next succeeding annual meeting of stockholders. Accordingly, we have four nominees for director whose terms expire in 2007. In addition, Mr. John W. Snow is a nominee for director due to his recent appointment to the Board.

Our by-laws require the Board to fix the number of directors, and under our Corporate Governance Principles, the Board is charged with endeavoring to maintain between ten and fourteen members. The director nominees for election are for a one-year term expiring at the 2008 annual meeting. All directors have previously been elected by the stockholders, except for Mr. Snow, who became a member of the Board in September 2006. Of the twelve current directors, one is an officer of Marathon, eight have top executive experience with a wide variety of businesses, one has a distinguished career in academia, business and government, one has a distinguished career as an international business leader and diplomat, one has a distinguished career with the military and the National Aeronautics and Space Administration, and one served as Secretary of the Treasury. A brief statement about the background of each nominee and each continuing director is given on the following pages. If any nominee for whom you have voted becomes unable to serve, your proxy may be voted for another person designated by the Board.

Our by-laws describe the procedures that must be used in order for someone nominated by a stockholder of record to be eligible for election as a director. They require that notice be received by the Secretary at least 45 days, but not more than 75 days, before the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders. The notice must contain certain information about the nominee, including his or her age, address, occupation and share ownership, as well as the name, address and share ownership of the stockholder giving the notice.

As explained earlier in the question and answer section of this proxy statement, directors are elected by a majority of votes cast. For a director to be elected, this means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. Abstentions will not be taken into account in director elections. Under our by-laws, if an incumbent director who is nominated for re-election to the Board does not receive sufficient votes to be elected, the director is required to promptly tender his or her resignation to the Board. Our Corporate Governance and Nominating Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee’s recommendation, and publicly disclose its decision regarding the tendered resignation within 90 days from the date of the certification of the election results. In the event of a vacancy, the Board may fill the position or decrease the size of the Board.

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Nominees for Director

Terms Expire 2008

Charles F. Bolden, Jr.	Director since 2003	Age 60

Chief Executive Officer of JackandPanther LLC, a privately-held military and aerospace consulting firm

Mr. Charles F. Bolden, Jr. received a bachelor’s of science degree from the U.S. Naval Academy, a master of science degree in systems management from the University of Southern California, and is a graduate of the U.S. Naval Test Pilot School at Patuxent River, Maryland. He has received Honorary Doctorates from several distinguished universities. He was a space shuttle pilot astronaut for the National Aeronautics and Space Administration (NASA) for 13 years, flying four space missions. From April 1992 to June 1993 Mr. Bolden served as Assistant Deputy Administrator for NASA. He was assigned Deputy Commanding General, 1MEF, Marine Forces, Pacific in 1997. Mr. Bolden served as Commanding General, 1 MEF (FWD) for Operation Desert Thunder in Kuwait from February to June 1998. In July 1998, he was promoted to Major General serving as the Commanding General of the Third Marine Aircraft Wing. Mr. Bolden retired from the United States Marine Corps on January 1, 2003 after serving 34 and a half years. He has been awarded a number of military and NASA decorations. Mr. Bolden was the President and Chief Operating Officer of American PureTex Water Corporation and PureTex Water Works from January to April 2003. He was Senior Vice President at TechTrans International, Inc. from April 2003 until January 1, 2005. Mr. Bolden is currently Chief Executive Officer of JackandPanther LLC, a privately-held military and aerospace consulting small business firm. He is a director of Bristow Group Inc., GenCorp Inc. and Palmetto GBA, a subsidiary of BlueCross BlueShield of South Carolina. Mr. Bolden is a trustee for the University of Southern California, and is also a director of the Military Child Education Coalition, the Family Literacy Foundation, and the Tailhook Education Foundation.

Charles R. Lee	Director since 1991	Age 66

Retired Chairman of the Board, Verizon Communications Inc.

Mr. Lee received his bachelor’s degree in metallurgical engineering from Cornell University and an MBA with distinction from the Harvard Graduate School of Business Administration. He served in various financial and management positions before becoming Senior Vice President-Finance for Penn Central Corp. and then Columbia Pictures Industries Inc. In 1983, Mr. Lee joined GTE Corporation (which merged with Bell Atlantic Corporation to form Verizon Communications in 2000) as Senior Vice President of Finance and in 1986 was named Senior Vice President of Finance and Planning. He was elected President, Chief Operating Officer and a director in December 1988 and was elected Chairman of the Board and Chief Executive Officer of GTE in 1992. Mr. Lee served as Chairman of the Board and Co-CEO of Verizon Communications from June 30, 2000 through March 31, 2002, and served as non-executive Chairman of the Board from April 2002 to December 2003. He is a director of United States Steel Corporation, The Proctor & Gamble Company, United Technologies Corporation, DIRECTV Group, Inc., American Institutes for Research, and Project GRAD USA. Mr. Lee is a member of the Board of Overseers of Weill Cornell Medical College. He is a member of The Business Council. Mr. Lee is also a Trustee Emeritus and Presidential Councilor of Cornell University.

Dennis H. Reilley	Director since 2002	Age 53

Chairman, Praxair, Inc.

Mr. Reilley graduated from Oklahoma State University with a BS in finance in 1975. He began working at Conoco, Inc. in 1975 as a pipeline engineer and in 1979 was promoted to Executive Assistant to the Chairman. Mr. Reilley held many key positions at E. I. Du Pont de Nemours & Company which purchased Conoco in 1981. He held senior management positions in DuPont’s Chemicals and Specialties business including Vice President and General Manager of Special Chemicals. In May 1999 he was appointed Executive Vice President and Chief Operating Officer of DuPont with responsibility for pigments and chemicals, specialty polymers, nylon and polyester. Mr. Reilley became Chairman, President and Chief Executive Officer of Praxair, Inc. in 2000. From March 1, 2006 through December 2006, he held the positions of Chairman and Chief Executive Officer and is currently the Chairman. Mr. Reilley is a director of H. J. Heinz Co. and the Conservation Fund. Mr. Reilley is former Chairman of the American Chemistry Council.

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John W. Snow	Director since September 2006	Age 67

Chairman, Cerberus Capital Management LP and Former Secretary of the Treasury

Mr. Snow graduated from the University of Toledo in 1962 with a BA degree. He also holds a master’s degree from Johns Hopkins University and a doctorate in economics from the University of Virginia. Mr. Snow graduated with a law degree from George Washington University in 1967. He joined Cerberus Capital Management LP as Chairman in October 2006. Mr. Snow was sworn into office as Secretary of the Treasury in February 2003, where he served until leaving office in June 2006. Prior to becoming Secretary of the Treasury, he was Chairman and Chief Executive Officer of CSX Corporation. He also held several high-ranking positions in the Department of Transportation during the Ford Administration. Mr. Snow is a director of Verizon Communications, Inc. He is a former co-chairman of the Conference Board’s Blue-Ribbon Commission on Public Trust and Private Enterprise. He also served as co-chairman of the National Commission on Financial Institution Reform, Recovery and Enforcement. Prior to serving as Secretary of the Treasury, Mr. Snow served on various corporate and nonprofit boards, including the American Enterprise Institute and Johns Hopkins University. He previously served as a member of USX Corporation’s Board of Directors from March 1995 through December 2001.

Thomas J. Usher	Director since 1991	Age 64

Non-executive Chairman of the Board, Marathon Oil Corporation

Mr. Usher graduated from the University of Pittsburgh with a BS degree in industrial engineering, an MS degree in operations research and a Ph.D. in systems engineering. He joined United States Steel Corporation (later renamed USX Corporation) in 1965 and held various positions in industrial engineering. From 1975 through 1979, he held a number of management positions at U.S. Steel’s South and Gary Works. Mr. Usher was elected Executive Vice President-Heavy Products in 1986, President-U.S. Steel Group and director of USX in 1991, President and Chief Operating Officer of USX in 1994 and Chairman of the Board and Chief Executive Officer effective July 1, 1995. He retired from United States Steel Corporation as Chief Executive Officer in September 2004, and as non-executive Chairman of the Board on February 1, 2006. Mr. Usher is a director of H. J. Heinz Co., The PNC Financial Services Group, Inc., and PPG Industries, Inc. He is a trustee of the University of Pittsburgh, and a director of the Extra Mile Education Foundation and the Boy Scouts of America. Mr. Usher is a member of The Business Council.

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Continuing Directors

Terms Expire 2008

Shirley Ann Jackson	Director since 2000	Age 60

President, Rensselaer Polytechnic Institute

Dr. Jackson received a BS degree in physics in 1968, and a Ph.D. in theoretical elementary particle physics in 1973, from the Massachusetts Institute of Technology. She was a research associate at the Fermi National Accelerator Laboratory, a visiting scientist at the European Center for Nuclear Research and, from 1976 to 1991, a theoretical physicist at the former AT&T Bell Laboratories. Dr. Jackson was a professor of theoretical physics at Rutgers University from 1991 to 1995. She was Chairman of the U.S. Nuclear Regulatory Commission from 1995 to 1999. Dr. Jackson was named President of Rensselaer Polytechnic Institute in 1999. She is a director of FedEx Corporation, International Business Machines Corporation, Medtronic, Inc., and Public Service Enterprise Group Incorporated. Dr. Jackson is also a director of NYSE Group, Inc. and is chairman of NYSE Regulation, Inc. She is a member of the Board of Regents of the Smithsonian Institution, a member of the MIT Corporation, and a trustee of Georgetown University, The Brookings Institution, and the Emma Willard School. Dr. Jackson holds 40 honorary degrees, was awarded the New Jersey Governor’s Award in Science in 1993, was inducted into the National Women’s Hall of Fame in 1998, and named a fellow of the Association for Women in Science in 2004. In 2005, she chaired the American Association for the Advancement of Science. Dr. Jackson is a member of the National Academy of Engineering, a fellow of the American Academy of Arts and Science and of the American Physical Society, and is a member of the Council on Foreign Relations.

Philip Lader	Director since 2002	Age 60

Non-executive Chairman of WPP Group plc

Ambassador Lader received a Bachelor’s degree from Duke University (Phi Beta Kappa), a master’s degree from the University of Michigan and a juris doctor degree from Harvard Law School, with subsequent graduate studies in law at Oxford University. Awarded honorary doctorates by 14 universities and colleges, he served as U.S. Ambassador to the Court of St. James’s from 1997 through 2001 and was White House Deputy Chief of Staff, Deputy Director of the Office of Management and Budget, and Administrator of the U.S. Small Business Administration. Formerly President of Sea Pines Company and Executive Vice President of Sir James Goldsmith’s U.S. holding company, he currently is non-executive Chairman of WPP Group plc, the global advertising/communications services company, which includes J. Walter Thompson, Ogilvy & Mather, and Young & Rubicam. Ambassador Lader is also Senior Advisor to Morgan Stanley, and a partner in the law firm of Nelson, Mullins, Riley & Scarborough. He also serves on the Boards of Directors of RAND and AES Corporations, Songbird Estates plc (Canary Wharf) and Lloyd’s (of London), and is a trustee of the Smithsonian Museum of American History and St. Paul’s Cathedral.

Seth E. Schofield	Director since 1994	Age 67

Retired Chairman and Chief Executive Officer, USAir Group

Mr. Schofield graduated from the Harvard Business School Program for Management Development in 1975. He served in various corporate staff positions after joining USAir in 1957 and became Executive Vice President-Operations in 1981. Mr. Schofield served as President and Chief Operating Officer from 1990 until 1991. He was elected President and Chief Executive Officer in 1991 and became Chairman of the boards of USAir Group and USAir, Inc. in 1992. He retired in January 1996. Mr. Schofield is a director of United States Steel Corporation and Calgon Carbon Corp. He also is a member of the Advisory Board and Investment Committee of Desai Capital Management.

Douglas C. Yearley	Director since 1992	Age 71

Chairman Emeritus, Phelps Dodge Corporation

Mr. Yearley graduated from Cornell University with a Bachelor’s degree in metallurgical engineering and attended the Program for Management Development at Harvard Business School. He joined Phelps Dodge in 1960 in project development. He held several key positions before being elected Executive Vice President and a director in 1987, Chairman and Chief Executive Officer in 1989 and President in 1991. He retired in May 2000. He is a director of United States Steel Corporation, Lockheed Martin Corporation, and Heidrick & Struggles International, Inc.

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Continuing Directors

Terms Expire 2009

Clarence P. Cazalot, Jr.	Director since 2000	Age 56

President and Chief Executive Officer, Marathon Oil Corporation

Mr. Cazalot graduated from Louisiana State University in 1972 with a BS degree in geology, and joined Texaco Inc. that same year as a geophysicist. After holding a number of increasingly responsible management positions, Mr. Cazalot was elected a Vice President of Texaco Inc. and President of Texaco’s Latin America/West Africa Division in 1992. In 1994, he was named President of Texaco Exploration and Production Inc. Mr. Cazalot was appointed President of Texaco International Marketing and Manufacturing in 1997, and in 1998 he was named President - International Production and Chairman of London-based Texaco Ltd. He was elected President of Texaco’s worldwide production operations in 1999. Mr. Cazalot joined USX Corporation as Vice Chairman and Marathon Oil Company as President in March 2000. Effective upon the separation of USX’s steel and energy businesses on January 1, 2002, Mr. Cazalot was named President and Chief Executive Officer of Marathon Oil Corporation. Mr. Cazalot serves on the Boards of Directors of Baker Hughes Incorporated, the US-Saudi Arabian Business Council, the American Petroleum Institute and the Greater Houston Partnership. He is a member of The Business Council.

David A. Daberko	Director since 2002	Age 61

Chairman of the Board and Chief Executive Officer, National City Corporation

Mr. Daberko graduated from Denison University with a BA degree and from Case Western Reserve University with an MBA. He joined National City Bank in 1968 as a management trainee and held a number of management positions within the company. In 1985, he led the assimilation of the former BancOhio National Bank into National City Bank, Columbus. In 1987, Mr. Daberko was elected Deputy Chairman of the corporation and President of National City Bank in Cleveland. He served as President and Chief Operating Officer from 1993 until 1995 when he was named Chairman and Chief Executive Officer. Mr. Daberko is a director of OMNOVA Solutions, Inc. He is a trustee of Case Western Reserve University, University Hospitals Health System, Hawken School, and the Greater Cleveland Partnership.

William L. Davis	Director since 2002	Age 63

Retired Chairman, President and Chief Executive Officer, R.R. Donnelley & Sons Company

Mr. Davis graduated from Princeton University in 1965 with a BA degree. From 1977 through 1997 he held a variety of positions with Emerson Electric Company, including the position of President of two of its subsidiaries, Appleton Electric Company and Skil Corporation, and Senior Executive Vice President for the Emerson Tool Group, the Industrial Motors and Drives Group and the Process Control Group. Mr. Davis joined R.R. Donnelley & Sons Company in 1997 as the Chairman and Chief Executive Officer. In 2001, he accepted the responsibility as President of the company. Mr. Davis retired as Chairman, President and Chief Executive Officer of R.R. Donnelley & Sons Company in February 2004. He is a director of Air Products and Chemicals, Inc. Mr. Davis is also Past Chairman of the Board of Evanston Northwestern Healthcare and a former director of Mallinckrodt. Mr. Davis is a trustee of Northwestern University.

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Proposal No. 2

Ratification of Independent Auditor for 2007

The Audit Committee has selected PricewaterhouseCoopers LLP, an independent registered public accounting firm, as our independent auditor to audit the Company’s books and accounts for the year ending December 31, 2007. PricewaterhouseCoopers served as our independent auditor in 2006 and for many years prior thereto. While the Audit Committee is responsible for appointing, replacing, compensating and overseeing the work of the independent auditor, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of PricewaterhouseCoopers as our independent auditor for 2007. If the stockholders fail to ratify this appointment, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers and may retain that firm or another firm without resubmitting the matter to our stockholders. Even if the appointment is ratified, the Audit Committee may, in its discretion, direct the appointment of a different independent auditor at anytime during the year if it determines that such change would be in the Company’s best interests and in the best interests of our stockholders.

We expect representatives of PricewaterhouseCoopers to be present at the meeting with an opportunity to make a statement if they desire to do so and to be available to respond to appropriate questions from our stockholders.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY’S INDEPENDENT AUDITOR FOR 2007.

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Proposal No. 3

Approval of 2007 Incentive Compensation Plan

On February 28, 2007, our Board approved the 2007 Incentive Compensation Plan (the “Plan”) and its submission to the stockholders for their approval. The Plan is intended to reward participants by providing cash benefits and opportunities to acquire our common stock. The Plan is designed to attract and retain officers, employees and directors, to strengthen the alignment of their interests with stockholder interests, and to reward outstanding contributions to our development and financial success.

The Plan is intended to replace, on a prospective basis, our 2003 Incentive Compensation Plan (the “2003 Plan”). Although a sufficient number of shares remain available for grant under the 2003 Plan, our Board believes it is appropriate to propose a replacement Plan at this time in order to optimize the Company’s tax deduction under Section 162(m) of the Internal Revenue Code, which requires periodic stockholder approval of incentive compensation plans. If the new Plan is approved by the stockholders, all granting authority under the 2003 Plan will be revoked and no new grants will be made from the 2003 Plan following the date of stockholder approval.

The Plan authorizes the granting of awards, including shares of our common stock, in any combination of the following:

•                  stock options, including incentive stock options and nonqualified stock options;

•                  stock appreciation rights (“SARs”);

•                  stock awards, restricted stock awards and other awards denominated or paid in common stock;

•                  restricted stock units (which may include dividend equivalents);

•                  cash awards; and

•                  performance awards.

The following summary of our 2007 Incentive Compensation Plan is qualified by reference to the full text of the Plan, which is attached as Appendix I to this proxy statement. The Plan is not tax-qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Eligibility

Employees eligible for awards under the Plan are employees of our Company and subsidiaries who are selected by the committee appointed by our Board to administer the Plan. All of our non-employee directors are also eligible for awards under the Plan.

Authorized Shares and Limits

Subject to stockholder approval, we have reserved a total of 17,000,000 shares of our common stock for issuance in connection with the Plan. No more than 6,000,000 shares may be used for awards other than stock options or SARs. The number of shares authorized to be issued under the Plan, as well as individual limits and exercise prices, are subject to adjustment for stock dividends, stock splits, recapitalizations, mergers, or similar corporate events.

The following limitations apply to any awards made under the Plan:

•                  no employee may be granted, during any calendar year, stock options or SARs that are exercisable for or relate to more than 3,000,000 shares of common stock;

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•                  no employee may be granted, during any calendar year, stock awards or restricted stock unit awards covering or relating to more than 1,000,000 shares of common stock; and

•                  no employee may be granted performance awards consisting of cash for any calendar year having a maximum value determined on the date of grant in excess of $20,000,000.

Historical Burn Rates

Our burn rate represents the number of equity awards granted in a given year relative to common shares outstanding. Our burn rates for 2006, 2005 and 2004 were 0.79%, 0.95% and 0.88%, respectively. Our three-year average burn rate of 0.87% is below average for our industry.

Potential Dilution

The maximum number of shares that may be issued under the Plan represents approximately five percent of the total number of shares of our common stock outstanding on February 28, 2007, excluding treasury shares. The closing price per share of our common stock on February 28, 2007 as reported on the New York Stock Exchange was $90.72.

Administration of the Plan

Our Board will designate an independent committee to determine the types of employee awards made under the Plan and to designate the employees who are to be the recipients of the awards. The committee will administer the Plan with respect to employee awards. The committee has full and exclusive power to administer and interpret the Plan. The committee may adopt guidelines for administering the Plan as it deems necessary or proper.

The committee may also correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any award. Any decision of the committee in the interpretation and administration of the Plan is within its sole and absolute discretion and is final, conclusive, and binding on all parties concerned.

The committee may, in its discretion, extend or accelerate the exercisability of, accelerate the vesting of, or eliminate or make less restrictive any restrictions contained in any award, waive any restriction or other provision of the Plan or in any award, or otherwise amend or modify any award in a manner that either is not adverse to the participant or is consented to by the participant.

With respect to director awards, our Board determines the types of director awards made under the Plan, and has the same powers, duties and authority as the committee has with respect to employee awards.

The committee and our Board may delegate to our chief executive officer and other senior officers their authority under the Plan. Either may engage third-party administrators to carry out administrative functions under the Plan.

Awards that are stock options or SARs may not be repriced, replaced, or regranted through cancellation or modified without stockholder approval (except if in connection with a change in our capitalization) if the effect would be to reduce the underlying grant price.

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Employee Award Terms

All awards to employees under the Plan are subject to the terms, conditions, and limitations as determined by the committee. Awards may be made in combination with, in replacement of, or as alternatives to, grants under the Plan or other plans of our Company or subsidiaries, including plans of an acquired entity.

A stock option granted to an employee under the Plan may consist of either an incentive stock option that complies with the requirements of Section 422 of the Internal Revenue Code or a nonqualified stock option that does not comply with those requirements. Incentive stock options and nonqualified stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant and, subject to certain adjustment provisions of the Plan that apply only on specified corporate events, the exercise price of an option granted under the Plan may not be decreased. The term of a stock option may not extend more than ten years after the date of grant.

A stock appreciation right may be granted under the Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. The exercise price of an SAR may not be less than the fair market value of the common stock on the date of grant and its term shall extend no more than ten years from the date of grant.

Stock awards consist of restricted and non-restricted grants of common stock. Rights to dividends may be extended to and made part of any stock award at the discretion of the committee. The committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments. Subject to earlier vesting upon death, disability, retirement or change in control, stock awards settled in stock that are not performance-based will vest over a minimum period of three years, and stock awards settled in stock that are performance-based will vest over a minimum period of one year.

Restricted stock unit awards consist of awards of units denominated in common stock. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of the committee. The committee may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments. Subject to earlier vesting upon death, disability, retirement or change in control, restricted stock unit awards settled in stock that are not performance-based will vest over a minimum period of three years, and restricted stock unit awards settled in stock that are performance-based will vest over a minimum period of one year.

Cash awards, which consist of grants denominated in cash, may also be granted to employees under the Plan.

Performance awards consist of grants made subject to the attainment of one or more performance goals and may be intended to meet the requirements of qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. The goals intended to satisfy Section 162(m) of the Internal Revenue Code must be established by the committee prior to the earlier of:

•                  90 days after the commencement of the period of service to which the performance goals relate, and

•                  the lapse of 25% of the period of service.

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A performance goal intended to meet the requirements of Section 162(m) of the Internal Revenue Code may be based upon one or more business criteria that apply to the employee, one or more business units of the Company, or the Company as a whole, and may include any of the following: stock price measures (including but not limited to growth measures and total stockholder return); earnings per share (actual or targeted growth); earnings before interest, taxes, depreciation, and amortization (“EBITDA”); economic value added (“EVA”); net income measures (including but not limited to income after capital costs and income before or after taxes); operating income; cash flow measures; return measures (including but not limited to return on capital employed); operating measures (including but not limited to refinery throughput, oil and gas reserves, and production); expense targets (including but not limited to finding and development costs and general and administrative expenses); margins; reserve replacement ratio, reserve additions, or other reserve level measures; refined product measures; and corporate values measures (including but not limited to diversity commitment, ethics compliance, environmental, and safety). Prior to the payment of any performance award based on the achievement of performance goals pursuant to Section 162(m) of the Internal Revenue Code, the committee must certify in writing that the applicable performance goals and any material terms were, in fact, satisfied.

Non-Employee Director Award Terms

All awards to our non-employee directors under the Plan are subject to the terms, conditions, and limitations as determined by our Board. Awards may be made in combination with, in replacement of, or as alternatives to, grants under the Plan or other plans of our Company or subsidiaries, including plans of an acquired entity.

A stock option granted to a director under the Plan may consist of a nonqualified stock option that does not comply with the requirements of Section 422 of the Internal Revenue Code. Nonqualified stock options must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant and, subject to certain adjustment provisions of the Plan that apply only on specified corporate events, the exercise price of an option granted under the Plan may not be decreased. The term of a stock option may not extend more than ten years after the date of grant.

A stock appreciation right may be granted under the Plan with respect to all or a portion of the shares of common stock subject to a stock option or may be granted separately. The exercise price of an SAR may not be less the fair market value of the common stock on the date of grant and its term shall extend no more than ten years from the date of grant.

Stock awards consist of restricted and non-restricted grants of common stock. Rights to dividends may be extended to and made part of any stock award at the discretion of our Board. Our Board may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments.

Restricted stock unit awards consist of awards of units denominated in common stock. Rights to dividend equivalents may be extended to and made part of any restricted stock unit award at the discretion of our Board. Our Board may also establish rules and procedures for the crediting of interest or other earnings on deferred cash payments.

Performance awards consist of grants made subject to the attainment of one or more performance goals. Performance awards to non-employee directors are not required to meet the requirements of qualified performance-based compensation under Section 162(m) of the Internal Revenue Code. Our Board determines the terms, conditions, limitations and performance goals with respect to performance awards to our non-employee directors.

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Amendment of the Plan

The committee may amend or terminate the Plan in response to any legal requirements or for any other purpose permitted by law; provided, however, that our Board must approve such committee action, no amendment that would adversely affect the rights of a participant may be made without the consent of the participant, and no amendment may be effective prior to its approval by the stockholders of the Company if legally required. Notwithstanding the foregoing, an award may be modified to meet the requirements of Section 409A of the Internal Revenue Code, and a participant is deemed to have consented to any such modification. We intend to make awards under the Plan that comply with the requirements of Section 409A of the Internal Revenue Code.

Federal Income Tax Consequences of the Plan

The following is a discussion of material U.S. federal income tax consequences to participants in the Plan, based on the law as in effect on the date of this proxy statement. This discussion is limited, and does not cover state, local, or foreign tax treatment of participation in the Plan. Differences in participants’ financial situations may cause tax consequences of participation in the Plan to vary.

Participants will not realize taxable income upon the grant of a nonqualified stock option or SAR. Upon the exercise of a nonqualified stock option or SAR, the participant will recognize ordinary income. In the case of employees, the ordinary income is subject to tax withholding by the Company, in an amount equal to the excess of the amount of cash and the fair market value of the common stock received on the date of exercise over the exercise price, if any, paid. The participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of an SAR, or pursuant to the cash exercise of a nonqualified stock option, that equals the fair market value of the shares on the date of exercise. Generally, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant.

Employees will not have taxable income upon the grant of an incentive stock option. Upon the exercise of an incentive stock option, the employee will not have taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option over the exercise price will increase the alternative minimum taxable income of the employee, which may cause the employee to incur alternative minimum tax. The payment of any alternative minimum tax due to the exercise of an incentive stock option is allowed as a credit against the employee’s regular tax liability in a later year to the extent the employee’s regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of stock received upon exercise of an incentive stock option that has been held for the requisite holding period (generally one year from the date of exercise and two years from the date of grant), the employee will generally recognize capital gain or loss equal to the difference between the amount received in the disposition and the exercise price paid. However, if an employee disposes of stock that has not been held for the requisite holding period, the employee will recognize ordinary income in the year of the disqualifying disposition to the extent that the fair market value of the stock at the time of exercise of the incentive stock option, or, if less, the amount realized in the case of an arm’s-length disqualifying disposition to an unrelated party, exceeds the exercise price paid by the employee for the stock. The employee will also recognize capital gain, or, depending on the holding period, additional ordinary income, to the extent the amount realized in the disqualifying disposition exceeds the fair market value of the stock on the exercise date. If the exercise price paid for the stock

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exceeds the amount realized in the disqualifying disposition, in the case of an arm’s-length disposition to an unrelated party, the excess would ordinarily be a capital loss.

We are generally not entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless the employee makes a disqualifying disposition of the stock. If an employee makes a disqualifying disposition, we will generally be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by the employee.

An employee will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or performance award or, if earlier, at the time the cash is otherwise made available for the employee to draw upon it.

A participant will not have taxable income upon the grant of a stock award in the form of units denominated in common stock but rather will generally recognize ordinary compensation income at the time the participant receives common stock or cash in satisfaction of a stock unit award in an amount equal to the fair market value of the common stock or cash received. In general, a participant will recognize ordinary compensation income as a result of the receipt of common stock pursuant to a stock award or performance award in an amount equal to the fair market value of the common stock when the stock is received; provided, however, that if the stock is not transferable and is subject to a substantial risk of forfeiture when received, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock when it first becomes transferable or is no longer subject to a substantial risk of forfeiture, unless the participant makes an election to be taxed on the fair market value of the common stock when the stock is received.

An employee will be subject to tax withholding for federal, and generally for state and local, income taxes at the time the employee recognizes income with respect to common stock or cash received pursuant to a cash award, performance award, stock award, or stock unit award. Dividends that are received by a participant prior to the time that the common stock is taxed to the participant are taxed as additional compensation, not as dividend income. A participant’s tax basis in the common stock received will equal the amount recognized by the participant as compensation income, and the participant’s holding period in the shares will commence on the date income is recognized.

Generally, we will be entitled to a deduction for U.S. federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by the participant. Section 162(m) of the Internal Revenue Code provides that certain compensation received in any year by a “covered employee” in excess of $1,000,000 is non-deductible by the Company for federal income tax purposes. Section 162(m) provides an exception, however, for “performance-based compensation.” The Plan permits the committee to structure grants and awards made under the Plan to “covered employees” as performance-based compensation that is exempt from the limitations of Section 162(m). However, the committee may award compensation that is or may become non-deductible, and expects to consider whether it believes the grants are in the best interest of the Company, balancing tax efficiency with long-term strategic objectives.

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Awards Under the Plan

Subject to stockholder approval of the Plan, the Compensation Committee established a performance unit program under the Plan for officers for the 2007-2009 performance cycle. Under the program, officers may receive performance units valued between $0 and $2.00. The value of each performance unit is tied to our three-year total stockholder return (“TSR”) as compared to the three-year TSR for each of the companies that are members of the AMEX Oil Index (“XOI”) on the last day of the performance period. Actual grants under the 2007-2009 performance unit program will be made following stockholder approval of the Plan, if such approval is obtained.

Subject to and commencing upon stockholder approval of the Plan, each non-employee director will receive an annual non-retainer grant of common stock units valued at $125,000 under the Plan.

All other awards under the Plan will be granted at the discretion of the Board or the committee, as appropriate. Therefore, the total benefits that will be received by any particular person or group under the Plan are not determinable at this time.

THE BOARD RECOMMENDS A VOTE FOR THE APPROVAL OF THE 2007 INCENTIVE COMPENSATION PLAN.

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Equity Compensation Plan Information

The following table provides information as of December 31, 2006, with respect to shares of Marathon’s common stock that may be issued under Marathon’s existing equity compensation plans, which are as follows:

•                  2003 Incentive Compensation Plan (the “2003 Plan”) — Contingent upon approval of the 2007 Incentive Compensation Plan, no additional awards will be granted under this plan.

•                  1990 Stock Plan — No additional awards will be granted under this plan.

•                  Deferred Compensation Plan for Non-Employee Directors — No additional awards will be granted under this plan.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights		(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	5,911,129	(1)	$49.43	11,722,534	(2)
Equity compensation plans not approved by stockholders (3)	57,243		n/a	0
Total	5,968,372		$49.43	11,772,534	(2)

(1)          This number includes the following:

5,076,185	stock options and SARs outstanding under the 2003 Plan.

419,310	stock options and SARs outstanding under the 1990 Stock Plan.

237,000

performance shares granted to officers under the 2003 Plan but not yet issued as of December 31, 2006. The number of shares, if any, to be issued will be determined based on a formula that measures Marathon’s total stockholder return over the applicable performance period relative to the total stockholder return of our industry peers.

68,366

common stock units that have been credited to non-employee directors pursuant to the non-employee director deferred compensation program and the annual director stock award program established under the 2003 Plan. When a non-employee director leaves the Board, he or she will be issued actual shares of Marathon common stock in place of the common stock units.

110,268	restricted stock units granted to non-officers under the 2003 Plan and outstanding as of December 31, 2006.

The weighted-average exercise price shown in column (b) does not take the officer performance shares, the common stock units or restricted stock units into account since these awards have no exercise price.

In addition to the awards reported in the table, 510,228 shares of restricted stock and 237,000 performance shares were issued and outstanding as of December 31, 2006, but subject to forfeiture restrictions under the 2003 Plan.

(2)          This number reflects the shares available for issuance under the 2003 Plan. No more than 6,792,764 of these shares may be issued for awards other than stock options or stock appreciation rights. In addition, shares related to grants that are forfeited, terminated, cancelled, expire unexercised, or settled in such manner that all or some of the shares are not issued to a participant shall immediately become available for issuance.

(3)          This row reflects awards made to non-employee directors under the Deferred Compensation Plan for Non-Employee Directors prior to April 30, 2003. When a non-employee director leaves the Board, he or she will be issued actual shares of Marathon common stock in place of the common stock units.

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As of January 31, 2007, the number of securities to be issued upon exercise of outstanding options, warrants and rights was 5,710,816, including 5,653,573 securities under stockholder-approved plans and 57,243 securities under non-stockholder approved plans. The weighted-average exercise price of outstanding options, warrants and rights was $49.50. The number of securities remaining available for issuance under the equity compensation plans as of January 31, 2007, was 11,921,500. As noted above, following approval of the 2007 Incentive Compensation Plan no additional awards will be granted under the existing plans.

Non-Stockholder Approved Plan

The Deferred Compensation Plan for Non-Employee Directors is our only non-stockholder approved plan. Marathon’s authority to make equity grants under this plan was terminated effective as of April 30, 2003. Under the Deferred Compensation Plan for Non-Employee Directors, all non-employee directors of Marathon were required to defer half of their annual retainers in the form of common stock units. On the date the retainer would have otherwise been payable to the non-employee director, Marathon credited an unfunded bookkeeping account for each non-employee director with a number of common stock units equal to half of his or her annual retainer divided by the fair market value of Marathon’s common stock. The ongoing value of each common stock unit equals the market price of Marathon’s common stock. When the non-employee director leaves the Board, he or she is issued actual shares of common stock equal to the number of common stock units in his or her account at that time.

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Proposal No. 4

Amend our Restated Certificate of Incorporation and By-laws to Eliminate the Supermajority Vote Provision

At our 2006 annual stockholder meeting, a stockholder proposal was submitted to a vote of the stockholders asking the Board of Directors to take each step necessary for a simple majority vote to apply on each issue that can be the subject of a stockholder vote to the greatest extent possible. The stockholders approved this proposal by a majority of the shares of common stock outstanding.

The Company’s governing documents contain only one supermajority voting provision. Our Restated Certificate of Incorporation and by-laws require the affirmative vote of two-thirds of the outstanding shares of stock and entitled to vote to adopt, amend and repeal the Company’s by-laws at any regular or special meeting of stockholders. There are no other supermajority voting provisions in our governing documents.

Our Corporate Governance and Nominating Committee and the Board of Directors has carefully considered the advantages and disadvantages of maintaining this supermajority voting requirement, and in the past concluded that the greater-than-majority vote requirement for amendments to the by-laws helped to assure that carefully considered corporate governance rules were not replaced without consensus of a substantial majority of stockholders. This year, based on the recommendation of the Corporate Governance and Nominating Committee, the Board of Directors has determined that it is an appropriate time to propose amendments to our Restated Certificate of Incorporation and by-laws to eliminate the supermajority vote provision of stockholders to amend the Company’s by-laws.

The Board of Directors has unanimously adopted a resolution approving, subject to stockholder approval, and declaring the advisability of an amendment to Article Eighth of our Restated Certificate of Incorporation to provide that stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon. Our Board also unanimously adopted a corresponding resolution to amend the by-laws to provide for a majority vote by stockholders to apply to amendments to the by-laws. This amendment to the by-laws will be effective if the stockholders approve the foregoing amendment to the Restated Certificate of Incorporation.

The specific amendments to Article Eighth of our Restated Certificate of Incorporation are proposed as follows:

The second paragraph of Article Eighth is proposed to be deleted in its entirety. This paragraph currently provides that:

Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of two-thirds of the shares outstanding and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

The following paragraph is proposed to be the new second paragraph of Article Eighth:

Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in

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person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

The specific amendments to Article Six of the Company’s by-laws are proposed as follows:

The second paragraph of Section 6.1 is proposed to be deleted in its entirety. This paragraph currently provides that:

Stockholders may adopt, amend and repeal the By-laws at any regular or special meeting of the stockholders by an affirmative vote of holders of outstanding shares of the capital stock of the Corporation having two-thirds of the votes entitled to be cast thereon, provided that notice of intention to adopt, amend or repeal the By-laws in whole or in part shall have been included in the notice of the meeting.

The following paragraph is proposed to be the new second paragraph of Section 6.1:

Stockholders may adopt, amend and repeal the By-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the By-laws in whole or in part shall have been included in the notice of the meeting.

If approved, the amendment to our Restated Certificate of Incorporation will become effective upon the filing of a certificate of amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which we would do promptly after the annual meeting. The amendment to our by-laws will be effective at this same time.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL.

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Proposal No. 5

Amend our Restated Certificate of Incorporation to Increase the Number of Authorized Shares of Common Stock

Based on the recommendation of the Committee of Financial Policy, the Board of Directors has determined that it is an appropriate time to propose amendments to our Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 576 million to 1,126 million and to increase the number of authorized shares of common stock from 550 million to 1,100 million.

Under our Restated Certificate of Incorporation, the total number of shares of capital stock which the Company has the authority to issue is 576 million. Of these authorized shares, common stock comprises 550 million shares and preferred stock comprises 26 million shares. As of December 31, 2006, the number of common shares outstanding was approximately 348 million and 20 million shares of common stock were held in treasury. There are no outstanding shares of preferred stock and the proposed amendment would not increase the authorized number of preferred shares.

The Board of Directors believes that it is advisable and in the best interests of the Company’s stockholders to increase the number of authorized shares of common stock to provide a sufficient reserve of shares for future business and financial needs of the Company. These additional authorized shares would provide the Company greater flexibility in the consideration of future stock dividends or stock splits, sales of common stock or convertible securities to enhance capital and liquidity, possible future acquisitions, and other corporate purposes. Because a two-for-one stock split would have the effect of doubling the issued and outstanding shares of common stock, doubling the common share capital from 550 million shares to 1,100 million shares is appropriate to provide for these requirements. Existing holders of shares of common stock would have no preemptive rights under our Restated Certificate of Incorporation to purchase any additional shares of common stock issued by the Company. It is possible that additional shares of common stock may be issued at a time and under circumstances that may dilute the voting power of existing stockholders, decrease earnings per share and decrease the book value per share of shares presently held. The Company has no current plans, written or otherwise, to issue these additional shares of common stock at this time.

The Board of Directors has unanimously adopted a resolution approving, subject to stockholder approval, and declaring the advisability of an amendment to Article Fourth of our Restated Certificate of Incorporation to increase the number of authorized shares of capital stock from 576 million to 1,126 million and to increase the number of authorized shares of common stock from 550 million to 1,100 million.

The specific amendments to Article Fourth are proposed as follows:

The first paragraph of Article Fourth is proposed to be deleted in its entirety. This paragraph currently provides that:

Fourth:  The total number of shares of capital stock which the Corporation shall have authority to issue is Five Hundred and Seventy Six Million (576,000,000), of which Five Hundred and Fifty Million (550,000,000) shares shall be Common Stock having a par value of one dollar ($1.00) per share and Twenty Six Million (26,000,000) shares shall be shares of Preferred Stock, without par value (hereinafter called “Preferred Stock”).

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The following paragraph is proposed to be the new first paragraph of Article Fourth:

Fourth:  The total number of shares of capital stock which the Corporation shall have authority to issue is One Billion One Hundred Twenty Six Million (1,126,000,000), of which One Billion One Hundred Million (1,100,000,000) shares shall be Common Stock having a par value of one dollar ($1.00) per share and Twenty Six Million (26,000,000) shares shall be shares of Preferred Stock, without par value (hereinafter called “Preferred Stock”).

If approved, this amendment will become effective upon the filing of a certificate of amendment to our Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, which we would do promptly after the annual meeting.

THE BOARD RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL.

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Audit Committee Report

Our committee has reviewed and discussed Marathon’s audited financial statements and its report on internal control over financial reporting for 2006 with Marathon’s management. We have discussed with the independent auditors, PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”), the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as may be modified or supplemented. We have received the written disclosures and the letter from PricewaterhouseCoopers required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as may be modified or supplemented, and we have discussed with PricewaterhouseCoopers its independence. Based on the review and discussions referred to above, we recommended to the Board that the audited financial statements and the report on internal control over financial reporting for Marathon be included in the Company’s Annual Report on Form 10-K for 2006 for filing with the Securities and Exchange Commission.

Shirley Ann Jackson, Chair

Charles F. Bolden, Jr.

David A. Daberko

William L. Davis

Charles R. Lee

Dennis H. Reilley

Douglas C. Yearley

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Information Regarding the Independent Registered Public Accounting Firm’s Fees, Services and Independence

Independent Auditor Fees and Services

Aggregate fees for professional services rendered for the Company by PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) for the years ended December 31, 2006 and 2005 were:

	2006	2005
	(in 000’s)	(in 000’s)
Audit(1)	$9,128	$9,033

Audit-Related	368	329

Tax

Tax Compliance	53	42

Other Tax	39	178

All Other	4	4

Total(2)	$9,592	$9,586

(1)       This amount includes $3.9 million and $4.0 million for the internal control assessment required by Section 404 of the Sarbanes-Oxley Act of 2002 in 2006 and 2005, respectively.

(2)       The Audit Committee adopted the Audit Committee Policy for Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services. This policy is attached as Appendix II to this proxy statement. The Audit Committee has pre-approved all the fees and services for 2006 and 2005. The Audit Committee did not utilize the de minimus exception in either year.

The Audit fees for the years ended December 31, 2006 and 2005 were for professional services rendered for the audit of the consolidated financial statements and audit of internal control over financial reporting of the Company, statutory and regulatory audits, issuance of comfort letters, consents, and assistance with and review of documents filed with the SEC.

The Audit-Related fees for the years ended December 31, 2006 and 2005 were for assurance and related services related to employee benefit plan audits, attest services that are not required by statute or regulation, and consultations concerning financial accounting and reporting standards.

The Tax fees for the years ended December 31, 2006 and 2005 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with and representation in tax audits and appeals, preparation of individual income tax returns for expatriates and requests for rulings or technical advice from tax authorities.

The All Other fees for the years ended December 31, 2006 and 2005 were for services rendered for accounting research software licenses.

Compatibility of PricewaterhouseCoopers’ Services with its Independence

The Audit Committee has considered whether PricewaterhouseCoopers is independent for purposes of providing external audit services to the Company, and the committee has determined that it is.

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Security Ownership of Certain Beneficial Owners

The following table furnishes information concerning all persons known to Marathon to beneficially own five percent or more of the common stock of Marathon:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Outstanding Shares
Capital Research and Management Company 333 South Hope Street Los Angeles, CA 90071	35,022,610	(1)	10.00	%(1)
Barclays Global Investors, NA 45 Fremont Street San Francisco, CA 94105	29,816,370	(2)	8.48	%(2)

(1)          Based on Schedule 13G dated February 7, 2007 (filed: February 12, 2007) which indicates that Capital Research and Management Company had sole voting power over 9,640,000 shares, shared voting power over no shares, sole dispositive power over 35,022,610 shares and shared dispositive power over no shares.

(2)          Based on Schedule 13G dated January 31, 2007 (filed: January 23, 2007) which indicates that Barclays Global Investors, NA is the beneficial owner of shares and had sole voting power over 26,274,586 shares, shared voting power over no shares, sole dispositive power over 29,816,370 shares, and shared dispositive power over no shares. According to such Schedule 13G, (i) Barclays Global Investors, NA is the beneficial owner of 22,859,547 shares and has sole voting power over 19,319,796 shares, shared voting power over no shares, sole dispositive power over 22,859,547 shares, and shared dispositive power over no shares, (ii) Barclays Global Fund Advisors is the beneficial owner of 2,417,416 shares and has sole voting power over 2,415,383 shares, shared voting power over no shares, sole dispositive power over 2,417,416 shares, and shared dispositive power over no shares, (iii) Barclays Global Investors, Ltd. is the beneficial owner of 3,208,627 shares and has sole voting power over 3,208,627 shares, shared voting power over no shares, sole dispositive power over 3,208,627 shares, and shared dispositive power over no shares, (iv) Barclays Global Investors Japan Trust and Banking Company Limited is the beneficial owner of 408,068 shares and has sole voting power over 408,068 shares, shared voting power over no shares, sole dispositive power over 408,068 shares, and shared dispositive power over no shares, and (v) Barclays Global Investors Japan Limited is the beneficial owner of 922,712 shares and has sole voting power over 922,712 shares, shared voting power over no shares, sole dispositive power over 922,712 shares, and shared dispositive power over no shares.

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Security Ownership of Directors and Executive Officers

The following table sets forth the number of shares of Marathon common stock beneficially owned as of January 31, 2007 by each director, by each executive officer named in the Summary Compensation Table and by all directors and executive officers as a group. In calculating the percentage of outstanding stock, each listed person’s stock options or stock-settled stock appreciation rights that are or may be exercisable within sixty days have been added to the total outstanding shares.

Name	Shares		Restricted Stock(3)	Stock Options/ Stock Settled SARs Exercisable Prior to 04/01/07(4)	Total Shares(6)	% of Total Outstanding(7)
Charles F. Bolden, Jr.	9,613	(1)			9,613		*
Clarence P. Cazalot, Jr.	324,901		22,500	444,525	791,926		*
David A. Daberko	13,981	(1)(2)			13,981		*
William L. Davis	13,064	(1)(2)(5)			13,064		*
Shirley Ann Jackson	14,028	(1)(2)			14,028		*
Philip Lader	13,269	(1)(2)			13,269		*
Charles R. Lee	27,776	(1)(2)			27,776		*
Dennis H. Reilley	14,081	(1)(2)			14,081		*
Seth E. Schofield	21,058	(1)(2)			21,058		*
John W. Snow	1,846	(1)			1,846		*
Thomas J. Usher	16,189	(1)(5)			16,189		*
Douglas C. Yearley	20,340	(1)(2)(5)			20,340		*
Janet F. Clark	51,589		12,200	75,238	139,027		*
Gary R. Heminger	50,911	(2)	10,800	53,701	115,412		*
Steven B. Hinchman	39,408	(2)	5,900	94,167	139,475		*
Philip G. Behrman	38,836	(2)	5,900	28,121	72,857		*
All Directors and Executive Officers as a group (23 persons) (1)(2)(3)(4)(5)					1,657,595		*

(1)                  Includes deferrals of annual retainers into common stock units under the Deferred Compensation Plan for Non-Employee Directors and the 2003 Plan prior to January 1, 2006, and non-retainer annual director stock awards in common stock units under the 2003 Plan, including their respective dividend equivalent rights allocated in common stock units, as follows:

Name	Annual Retainer Deferred Into Common Stock Units	Non-Retainer Annual Common Stock Units
Charles F. Bolden, Jr	3,285	6,329
David A. Daberko	5,652	6,329
William L. Davis	4,735	6,329
Shirley Ann Jackson	6,595	6,329
Philip Lader	4,735	6,329
Charles R. Lee	19,447	6,329
Dennis H. Reilley	5,652	6,329
Seth E. Schofield	13,503	6,329
John W. Snow	0	1,846
Thomas J. Usher	4,499	0
Douglas C. Yearley	13,011	6,329

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(2)                  Includes shares held under the Marathon Thrift Plan, the United States Steel Savings Fund Plan for Salaried Employees, the Dividend Reinvestment and Direct Stock Purchase Plan, and the Non-Employee Director Stock Plan.

(3)                  Reflects shares of restricted stock granted under the 2003 Incentive Compensation Plan, which are subject to limits on sale and transfer and can be forfeited under certain conditions.

(4)                  The number of shares shown includes the shares each person would have received had they exercised their stock-settled SARs based on the fair market value (i.e., closing price) of Marathon’s common stock on January 31, 2007.

(5)                  Includes 11,009 shares indirectly held by Mr. Usher through a Revocable Trust Account governed by a Revocable Trust Agreement, dated July 3, 2001, pursuant to which Mr. Usher is the settlor, co-trustee with his spouse and beneficial owner of the shares held in said account; includes 500 shares indirectly held by Mr. Yearley in a family trust; and includes 1,000 shares indirectly held by Mr. Davis in the William L. Davis III Revocable Trust.

(6)                  None of the shares are pledged as security.

* (7)        The percentage of shares beneficially owned by each director or nominee, or each executive officer does not exceed one percent of the common shares outstanding; and the percentage of shares beneficially owned by all directors and executive officers of the Company, as a group, does not exceed one percent of the common shares outstanding.

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Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, file reports of beneficial ownership on Form 3 and changes in beneficial ownership on Form 4 or Form 5 with the Securities and Exchange Commission. Based solely on the Company’s review of the reporting forms and written representations provided to the Company from the individuals required to file reports, the Company believes that each of its executive officers and directors has complied with the applicable reporting requirements for transactions in the Company’s securities during the fiscal year ended December 31, 2006, except for Michael K. Stewart who filed one Form 4 report two days late relating to shares-for-tax withholding for a vesting of restricted stock granted to Mr. Stewart prior to his election as an executive officer of the Company.

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Compensation Committee Report

Our committee has reviewed and discussed Marathon’s Compensation Discussion and Analysis for 2006 with Marathon’s management. Based on the review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s 2007 annual proxy statement.

Douglas C. Yearley, Chair

William L. Davis

Shirley Ann Jackson

Philip Lader

Dennis H. Reilley

Seth E. Schofield

John W. Snow

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Compensation Discussion and Analysis

At Marathon, we believe that it is important to directly link compensation to our performance and to the value delivered to our stockholders. Accordingly, a key part of our business strategy is executing our pay-for-performance philosophy. This philosophy focuses our employees on the shared strategy and core values that drive our corporate performance.

As a result of our pay-for-performance philosophy, a substantial part of the compensation realized by our executives varies based on corporate performance. The executive compensation reported in this proxy statement reflects our corporate performance for the past several years, including 2006. Over the course of this time period, we have improved our position relative to other oil companies, maintained a high level of downstream performance, grown new upstream core areas and established an integrated gas business. Our performance is reflected in our three-year total stockholder return (“TSR”) of 212 percent. These accomplishments have been achieved while facing the challenges of heightened competition within our industry for resources and talent.

The report below gives you more information about our compensation philosophy for the named executive officers (“Officers”), including a detailed description of each component of pay. It also describes the decisions made by the Compensation Committee (the “Committee”) of our Board for 2006 Officer compensation.

Compensation Philosophy

Our compensation program for Officers is designed to achieve the following objectives:

•                  Attract talented and experienced Officers by providing incentives for them to accept the risks and burdens of Officer positions;

•                  Motivate Officers by rewarding them for individual and collective contributions to our success, including increasing stockholder value; and

•                  Retain the knowledge and experience of Officers who directly impact our current and future success.

The principal elements of our Officers’ compensation program are:

•                  Base salary;

•                  Annual cash incentive bonus;

•                  Long-term incentive awards (performance awards, stock options and restricted stock);

•                  Post-termination benefits; and

•                  Other benefits.

As described in more detail below, these elements are designed to reward corporate and individual performance. Corporate performance is generally measured relative to stockholder return, certain operational metrics and adherence to corporate values. Individual performance is evaluated based on individual expertise, leadership, ethics and achievement of personal performance commitments. We also put a priority on “living the Marathon values,” which emphasize health and safety, environmental stewardship, business ethics, honesty and integrity.

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Compensation Benchmarking

In the energy industry, we currently operate in a competitive environment for talented employees. As a result, in order to attract and retain leadership, we believe it is necessary and appropriate to benchmark our executive compensation against that of our competitors.

Overall, our executive compensation program is designed to provide total compensation opportunities that are within the range of the market median when target level performance is achieved, which we believe is competitive. However, there are variations in pay competitiveness among the Officers based on factors other than market data, such as internal equity, experience and role within Marathon. Actual awards earned under our incentive compensation programs vary based upon both our performance and that of the individual Officer. When performance objectives are exceeded, incentive compensation is intended to be above the median. When performance is below our objectives, incentive compensation, if provided, is intended to be below the median.

To assist with the benchmarking process, the Committee has engaged a compensation consultant to provide consulting services on executive compensation matters. The consultant provides the Committee with comparative data on executive compensation and expert advice on compensation program design and implementation. The comparative data provided by the consultant is only one of several factors considered by the Committee when establishing compensation levels.

With the help of the consultant, the Committee regularly compares the salary, annual bonus, long-term incentive opportunities and total compensation for Officers with those of similar positions at peer companies where we compete for talent. The peer group companies we use for our corporate and upstream compensation comparisons are: Anadarko Petroleum Corporation, Apache Corporation, Chevron Corporation, ConocoPhillips, Devon Energy Corporation, Hess Corporation, Occidental Petroleum Corporation, Sunoco Inc., Tesoro Corporation and Valero Energy Corporation. The companies we use for downstream comparisons are: BP p.l.c., Chevron Corporation, ConocoPhillips, Hess Corporation, Royal Dutch Shell p.l.c., Sunoco Inc., Tesoro Corporation and Valero Energy Corporation.

Stock Ownership Requirements and Anti-Hedging Policy

In 2003, the Committee established stock ownership guidelines for our Officers in order to reinforce the alignment of the Officers’ and stockholders’ interests. The share ownership requirements are as follows:

•                  Chief Executive Officer (“CEO”) — 225,000 shares

•                  Executive Vice Presidents — 60,000 shares

•                  Senior Vice Presidents — 42,000 shares

Officers have until 2008 to achieve this ownership level, unless their appointment was after 2003, in which case they have five years from that appointment date to achieve the designated stockholder ownership level. In general, shares for which the Officers have dividend and voting rights are counted towards the requirement, including unvested time-based restricted shares.

The Committee reviews each Officer’s progress towards the guidelines on an annual basis. Officers who have not reached their specified targets and who exercise stock options are

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generally expected to hold the shares they receive upon exercise (after taxes) so that they meet their requirement in a timely manner.

In order to ensure that Officers bear the full risks of stock ownership, our corporate policies prohibit Officers from engaging in hedging transactions related to our stock or from pledging or creating a security interest in any Marathon shares they hold.

Base Salary

Base salary is a fundamental component of our total compensation for Officers. The Committee reviews Officer salaries annually based on the following criteria:

•                  Officer Performance — Base salary adjustments are primarily determined upon the Officer’s performance, including “living the Marathon values.”

•                  Internal Equity — The salary level for each individual Officer and each position in the overall management hierarchy is designed to reflect its relative value to us.

•                  External Competitiveness — The salary for each position is designed to be at or near the median level for similar positions at peer companies.

We believe that positioning our base salaries within the range of the market median, coupled with our incentive programs and other benefits, allows us the ability to attract, retain and compete for top talent. Once an Officer’s salary approaches or exceeds the median range, increases are given only as necessary to reward performance and retain top talent.

Annual Cash Incentive Bonus

The Officers’ bonus program is intended to closely link annual bonus payments to our performance and to each individual Officer’s performance. Evaluation of our performance is based on the achievement of pre-established performance goals, as set by the Committee at the beginning of the year. Evaluation of individual performance is based on attainment of personal performance commitments including impact on corporate performance. At the end of the year, overall Marathon and individual Officer performance is then weighed against pre-established bonus targets to determine the actual amount of bonus the Committee authorizes to be paid to each Officer.

The paragraphs below provide more information about the elements of our bonus program as well as the factors that influenced the bonus payments approved by the Committee for 2006.

Bonus Target Opportunities

Each year, the Committee establishes a bonus target amount for each Officer that is expressed as a percentage of his or her year-end base salary. In 2006, the bonus targets for the Officers were as follows:

2006 Bonus Target
Name	(as% of Base Salary)
C. P. Cazalot, Jr.	120%
J. F. Clark	75%
G. R. Heminger	80%
S. B. Hinchman	70%
P. G. Behrman	70%

The bonus targets are designed to be competitive with annual bonus targets for similar positions at peer companies and are based on compensation data provided by the Committee’s compensation consultant. Actual bonus payments may be above or below the target amount depending upon Marathon and individual performance for the year.

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Company Performance Metrics

During the first quarter of each year, the Committee establishes the Company performance metrics for the Officers’ bonus program. Overall, the metrics are designed to create stockholder value and to reward performance. To reinforce our pay-for-performance philosophy, each Officer’s bonus payment is tied to the performance measures that correspond to the success of his or her respective business segment or, in the case of corporate Officers, Marathon as a whole.

The bonus program includes metrics that are based on measures such as costs, reserves, production and mechanical availability, each of which has a performance target that is competitive for the industry. Other metrics measure our performance relative to our peers. The Committee reserves the right to revise established bonus performance metrics (up or down) when unforeseen business transactions or events significantly impact corporate performance relative to the pre-established performance metrics.

The tables below show the specific performance measures that were used for determination of the 2006 bonus payments. Where appropriate, additional details about certain metrics are given following each table. For each metric where target performance is exceeded, there is an increase in the Officer’s bonus opportunity. When performance is below target for a particular metric, there is a decrease in bonus opportunity.

Exploration and Production (“Upstream”)

Metrics apply to Mr. Hinchman and Mr. Behrman.

	Target	Performance
Performance Metric	Performance	Achieved
Upstream Adjusted Net Income per Barrel of Oil Equivalent as compared to peer companies (a)	6th position out of 9 companies	4th position
Net Proved Reserve Additions (b)	110 million barrels of oil equivalent	143 million barrels of oil equivalent
Net Production	362,000 barrels of oil equivalent per day	377,000 barrels of oil equivalent per day
Upstream Unit Cost per Barrel of Oil Equivalent (c)	$14.37 or less	$14.57
Upstream Safety Performance	1.07 OSHA recordable rate or less	1.25 OSHA recordable rate
Upstream Environmental	6 barrels or less per million barrels produced	6.3 barrels per million barrels produced

(a)          The comparator companies for the upstream adjusted net income per barrel measure were Hess, BP, Chevron, ConocoPhillips, Exxon Mobil, Murphy, Occidental and Royal Dutch Shell. The original list also included Kerr McGee, but Kerr McGee was excluded from the final calculation since it was acquired by Anadarko in 2006. This metric is calculated as our Exploration and Production segment income, as presented in our audited consolidated financial statements, divided by our worldwide sales volumes from continuing operations measured in barrels of oil equivalent. To ensure consistency of this metric when comparing to our peers, adjustments to peer company segment income, as presented in their audited financial statements, are sometimes necessary to exclude certain unusual items reflected in their results.

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(b)         This metric is calculated from the “Estimated Quantities of Proved Oil and Gas Reserves” table in the “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” section of our Form 10-K. The metric includes the following liquid hydrocarbon and natural gas volumes from that table, as converted into barrels of oil equivalent:

•              Revisions of previous estimates;

•              Improved recovery; and

•              Extensions, discoveries and other additions.

(c)          This metric is calculated using specific costs incurred in the operations of the Exploration and Production segment as the numerator and sales volumes of the Exploration and Production segment, measured in barrels of oil equivalent, as the denominator. It incorporates costs of producing hydrocarbons for sale; therefore, certain costs such as asset value impairments, exploration expense and costs impacted by fluctuations in hydrocarbon prices are excluded.

Refining, Marketing and Transportation (“Downstream”)

Metrics apply to Mr. Heminger.

Performance Metric	Target Performance	Performance Achieved
Return on Capital Employed (d)	9 to 10%	26%
Refining Mechanical Availability	93%	94%
Controllable Operating Expenses (e)	$1.44 billion or less	$1.36 billion
General & Administrative Expense (f)	$65 million or less	$59.8 million
Product Quality Incident Cost	$2 million or less	$100,000
Downstream Safety Performance	1.00 OSHA recordable rate or less	0.73 OSHA recordable rate
Designated Environmental Incidents	100 incidents or less	83 incidents

(d)         This metric is the ratio of operating profits to the amount of operating capital invested to generate those profits. It is intended to be a measure of how productively assets are used. The values used in calculating this metric are obtained from records of the Downstream segment.

(e)          This metric is calculated using specific costs incurred in the operations of the Downstream segment, including those costs directly attributable to refining, marketing, distribution and transportation operations such as employee expenses, turnaround costs and advertising expense. Costs excluded are those impacted by fluctuations in hydrocarbon prices and volumes such as purchased energy and transportation costs.

(f)            This metric includes a portion of the selling, general and administrative expenses reflected in the audited consolidated statement of income. It includes general and administrative expenses incurred by the Downstream segment, but not directly attributable to specific operations, for example the various expenses of maintaining and staffing a central office from which the segment is managed.

Corporate

Metrics apply to Mr. Cazalot and Ms. Clark.

Performance Metric	Target Performance	Performance Achieved
Results of Upstream and Downstream Performance (as described above)	See above Upstream and Downstream performance tables	See above Upstream and Downstream performance achieved
Annual Stock Price Performance compared to AMEX Oil Index (“XOI”)(g)	2nd quartile	Top quartile
General and Administrative Expense(h)	$281 million or less	$287 million

(g)         On December 31, 2006, the following companies were included in the XOI: Anadarko, BP, Chevron, ConocoPhillips, Exxon Mobil, Hess, Occidental, Repsol, Royal Dutch Shell, Sunoco, Total, and Valero.

(h)         This metric includes a portion of the selling, general and administrative expenses reflected in the audited consolidated statement of income. It includes general and administrative expenses that are not directly incurred by operating segments, for example corporate office expenses.

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Individual Performance

We believe our accountability to stockholders begins with personal performance commitments linked to our Company goals, which in turn are reinforced by our pay-for-performance culture. As a result, in addition to Company performance, each Officer’s individual performance is important in determining his or her bonus.

At the beginning of each year, each Officer develops individual performance commitments relative to his or her organizational responsibilities which, for Officers other than the CEO, are then discussed with and approved by the CEO. Similarly, the CEO’s individual performance commitments are discussed with and approved by our Chairman and our Board. The performance commitment process is designed to focus Officers on creating stockholder value, and all of the Officers’ commitments are directly related to our business objectives that are communicated to the stockholders for the upcoming year.

At the end of each year, each Officer’s performance is measured against his or her pre-established performance commitments. In addition, each Officer’s leadership skills and demonstrated commitment to “living the Marathon values” are considered.

2006 Annual Bonus Payments

2006 was a successful year. As summarized in the above bonus metrics tables, our performance exceeded target for most of the approved metrics. Most notably, we were the top performer for stock price growth among the companies in the XOI for 2006, with stock price growth of 52 percent.

Within the parameters of the bonus program, the Committee exercised its discretion to set individual bonus amounts based on bonus targets, Company performance achieved and assessment of individual performance. Consistent with our pay-for-performance philosophy, Officers were rewarded for their contributions to our outstanding performance with bonus payments at higher levels as compared to the bonus target opportunities established at the beginning of the year.

Grants of Long Term Incentive Awards

Long-term incentive awards are a critical element in the mix of compensation as they provide a direct link to stockholder interests. Our objective in making long-term incentive grants is to provide Officers with opportunities to receive competitive levels of compensation for meeting performance objectives, exceptional rewards for superior performance and reduced or no rewards for performance below our objectives. Since 2003, all of our long-term incentive awards have been granted under the stockholder-approved 2003 Incentive Compensation Plan.

Historically, the Committee has approved all annual long-term incentive grants at its regularly-scheduled May meeting. In addition, when an award requires a pre-established performance goal, the Committee has approved the performance goal and the related compensation formula during the first quarter.

Each year, prior to making grants, the Committee establishes an intended long-term incentive dollar value for each Officer. However, the actual value realized may differ significantly (up or down) from the intended value due to our stock price performance over the life of the awards. When setting these intended values, the Committee considers competitive pay data, individual performance, internal pay equity and total compensation opportunities for each Officer.

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The Committee allocates each Officer’s intended value among a mix of long-term incentive awards. For 2006, the Committee decided that all of the CEO’s long-term incentive pay would be directly tied to the performance of our stock. Therefore, the Committee granted all of his long-term incentive value in the form of performance units and stock options.

The remaining Officers received the following mix of long-term incentive awards: 40 percent performance units, 40 percent stock options and 20 percent restricted stock. The Committee believes this mix of long-term incentive opportunities provides an appropriate balance between the dual objectives of tying compensation to stock performance and providing retention incentives. Furthermore, based on pay data provided by the compensation consultant, the Committee believes the award mix is competitive relative to the incentive pay packages offered by our peers.

To determine the number of awards necessary to deliver the intended value, the Committee uses valuation methodologies provided by its compensation consultant. According to these methodologies, the number of performance units awarded to each Officer is determined by dividing the intended value of the award by the $1 target value per unit, with a present value factor applied. The number of stock options granted is calculated based on a Black-Scholes value. Similarly, the number of shares of restricted stock awarded is determined by dividing the intended value by our average daily closing price for the one-month period at the end of the prior quarter. For all three award types, a risk of forfeiture factor is also applied.

Each of our long-term incentive award types is discussed in more detail below.

Performance Units

We believe it is important to link executive compensation to our overarching corporate goal of delivering stockholder returns to our investors. Accordingly, the Committee grants a portion of Officers’ long-term incentive compensation in the form of performance units tied to our long-term relative total stockholder return. The vesting of each unit is tied to our three-year TSR as compared to the three-year TSR for each of the companies that are members of the XOI on the last day of the performance period.

The Committee favors the design of cash-settled performance units because they have a pre-established maximum payout value that does not vary with stock price. The target value of each performance unit is $1, with the actual payout varying from $0 to $2 based on our relative TSR percentile ranking for the measurement period. The following table illustrates how the performance unit payout is calculated:

Performance Achieved	Maximum	Target	Threshold
MRO TSR Ranking (out of 13 companies)	1	7	10
Payout (% of target)	200%	100%	50%
Value Per Unit	$2.00	$1.00	$0.50

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Payouts are prorated when performance falls in between threshold, target and maximum levels. However, there will be no payout if our TSR is in the bottom quartile. In any event, the Committee reserves the right to exercise downward discretion when final vesting is approved. If an Officer separates from service or retires prior to the end of the performance period, the award is forfeited.

Stock Options

As noted above, the Committee grants a portion of Officers’ intended long-term incentive value in the form of stock options, which provide a link between Officer pay and the value delivered to stockholders. The Committee believes that all stock options are inherently performance-based as option holders only realize benefits if the value of our stock increases following the date of grant.

Our practice, both historically and currently, is to approve annual stock option grants to Officers on the date of the May meeting of the Committee, which has always coincided with the May meeting of the Board of Directors and is scheduled at least one year in advance. The grant price of our stock options is based on the fair market value of our common stock on the grant date, which is the day of or the next business day following the meeting at which the Committee approves the awards. In 2006, the Committee granted stock options as of June 1, 2006, the day after the Committee met. Stock options granted in 2006 have a three-year pro-rata vesting period and a maximum term of 10 years.

When stock option grants are approved for a newly hired Officer, the Committee grants the options as of a future date, as detailed in the Officer’s offer letter, which is a specified number of days following the Officer’s first date of employment. Consistent with our standard practice, the grant price of these options is the fair market value of our common stock on the effective date of grant.

Under the terms of our 2003 Incentive Compensation Plan, the grant price of a stock option may not be less than the average of the highest and lowest sales prices of our common stock on the date of grant. In light of the new SEC regulations that require disclosure of the closing market price on the date of an option grant, under the proposed 2007 Incentive Compensation Plan the grant price for a stock option may not be less than the closing market price on the date of grant. Re-pricing is not permitted under our stock plans without prior stockholder approval.

Restricted Stock

The Committee also granted 20 percent of the intended long-term incentive value for Officers, other than Mr. Cazalot, in the form of time-based restricted stock. The Committee chose to grant time-based restricted stock for retention purposes and to diversify the mix of long-term compensation, which is consistent with competitive market practices. The restricted stock grants are also intended to help Officers increase their holdings in our stock.

The restricted stock awards will vest in full on the third anniversary of the date of grant. Prior to vesting, restricted stock recipients have voting rights and receive dividends on the restricted shares. If an Officer separates from service or retires prior to the end of the restriction period, the award is forfeited. In the event of the death of the Officer or upon a change in control, the award will fully vest.

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Vesting of 2004 Performance Awards

In 2004, the Committee granted performance shares to Officers with vesting based entirely on our relative TSR for the period January 1, 2004 through December 31, 2006. Per the terms of the grant, our relative TSR was measured against the three-year TSR for each of the member companies within the XOI on December 31, 2006.

In January 2007, the Committee approved the vesting of these performance shares. For the 2004 to 2006 performance period, we ranked second in total stockholder return among the XOI companies with a TSR of 212 percent. As a result of the second place ranking, the Committee vested 183 percent of the target number of shares awarded to each Officer in 2004, in accordance with the pre-established vesting matrix.

Cash Retention Award for Downstream Officers Related to the Ashland Transaction

In June 2005, we acquired Ashland, Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC (now known as Marathon Petroleum Company LLC or MPC). As a result of the acquisition, MPC’s officers forfeited Ashland stock appreciation rights (“SARs”) previously granted to them. As a replacement for these forfeited awards, we established a cash retention program for the affected officers. The value of each officer’s cash retention award was a fixed dollar amount equal to the average value of the forfeited Ashland SARs during the month preceding the acquisition. The cash retention award vested on September 18, 2006, which was the original vesting date of the forfeited Ashland SARs. Mr. Heminger was the only Officer who received this award and his payout was $772,976.

Post Termination Benefits

Retirement

We believe that it is important to help our employees plan for a secure retirement. Accordingly, we sponsor tax-qualified defined benefit and defined contribution retirement plans for all employees that allow both Marathon and the individual to contribute towards retirement savings. We also sponsor retiree medical plans for all of our employees.

In addition, Officers and certain other highly compensated employees are eligible for certain unfunded, nonqualified retirement plans. These plans provide benefits that would have otherwise been paid from our tax-qualified plans but are prohibited by Internal Revenue Code limitations. The defined benefit formula of these nonqualified plans also provides an enhancement for Officers based on the three highest bonuses earned during their last ten years of employment, instead of the consecutive bonus formula used for non-officers. Distributions from these nonqualified plans are made following termination or retirement in the form of a lump sum or three annual installments and are consistent with Section 409A of the Internal Revenue Code to the extent required.

We also sponsor nonqualified deferred compensation plans for Officers. Under the plans, Officers are eligible to defer up to 20 percent of their salary and bonus each year. The investment options available under the plan mirror those available to all employees under the tax-qualified Marathon Thrift Plan, with the exception of Marathon common stock. Distributions from the plan are made following termination or retirement in the form of a lump sum or three annual installments and are consistent with Section 409A of the Internal Revenue Code to the extent required.

In addition, upon retirement, Officers’ stock options and stock appreciation rights either continue vesting through their normal vesting schedule (those granted in May 2004) or become immediately exercisable (those granted after 2004). All other long-term incentive awards are forfeited upon retirement.

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Our employees are eligible for retirement once they have reached age 50 and have ten or more years of service. The only Officer who is currently retirement-eligible is Mr. Heminger.

Death or Disability

In the event of death or disability, Officers will be entitled to the vested benefits they have accrued under our standard benefits programs. Long-term incentive awards will immediately vest in full upon the death of an Officer, with performance shares and performance units vesting at the target level. In the event of disability, long-term incentive awards will continue to vest as if the Officer remains employed during the period of disability.

Other Termination

No special employment or severance agreements are in place for our Officers. Effective February 1, 2005, we adopted a policy stating that our Board should seek stockholder approval or ratification of severance agreements for senior executive officers that would require payment of cash severance benefits exceeding 2.99 times the officer’s salary plus bonus for the prior calendar year.

Change in Control Termination

We believe that if a change in control of Marathon appears possible, our employees should be encouraged to continue their dedication to their assigned duties. For that reason, we have programs in place that provide severance benefits in the event that an employee is terminated following a change in control. We also believe that having a change in control policy encourages the Officers to act in the best interest of the stockholders when a change of control transaction is under consideration.

Immediately upon a change in control, all employees’ long-term incentive awards become fully vested and exercisable, which is a competitive practice among our peers. Outstanding performance shares and performance units will vest at the target value.

The potential benefits payable to Officers in the event they are terminated following a change in control are outlined on pages 66-68. The Committee periodically reviews the Officers’ change in control benefits.

Other Benefits

A limited perquisite program is also made available to Officers. Under the program, Officers may seek reimbursement for certain tax, estate and financial planning services up to a specified annual maximum each year, including the year following death or retirement. Officers are also offered an enhanced annual physical examination and the use of club memberships, with the majority of Officers limited to one membership. The Committee believes that these programs generally reflect prevailing market practices in the industry and are reasonable supplements to the overall compensation program.

On occasion spouses or other guests will accompany Officers on the aircraft for official business or when space is available on business-related flights. When the spouse or guest’s travel does not meet the IRS standard for business use, the cost of that travel is imputed as income to the Officer. If approved by his or her supervisor, the Officer may receive a gross up on the imputed income if the spouse or guest was accompanying the Officer on official business.

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Tax and Accounting Considerations

The Committee considers the accounting and tax effects to Marathon when making executive compensation decisions and granting awards.

Because we have been following the fair value method of accounting for stock-based compensation since 2003, recent changes in generally accepted accounting principles for stock-based payments did not have a significant impact on our financial results.

Prior to 2004, Officers received grants of cash-settled stock appreciation rights. We no longer grant this type of incentive award. As previously granted cash settled stock appreciation rights are exercised, stock-based compensation expense is less affected by period-to-period changes in our stock price.

The Committee has a practice of delivering compensation in a tax-deductible manner whenever possible within the context of the compensation objectives it adopts. However, the priority of the Committee is to provide compensation that reflects corporate and individual performance and is competitive within the industry. Accordingly, some of the compensation awarded by the Committee is not deductible by us due to the limitations of Section 162(m) of the Internal Revenue Code. Section 162(m) places a limit of $1 million on the amount of compensation (excluding certain performance-based compensation) that we may deduct in any one year for each Officer.

The Committee has approved a salary for Mr. Cazalot that exceeds the Section 162(m) limitation and therefore is not deductible in full. In the opinion of the Committee, Mr. Cazalot’s salary is appropriate based on the Company’s performance under his leadership.

As described above, the Committee has awarded time-based restricted stock awards to Officers. In 2005, Mr. Cazalot also received a restricted stock grant. Upon vesting, these awards will not be deductible in full for an Officer whose compensation exceeds the Section 162(m) limitation. The Committee believes that the restricted stock awards are an important component of long-term compensation because they provide retention incentives and increase Officers’ stock holdings.

Most of our performance-based compensation awards are deductible in full regardless of the limitations of Section 162(m) because they have been granted under the stockholder-approved 2003 Incentive Compensation Plan. To comply with Section 162(m), this plan contains maximum limitations on annual award grants, including a $5,000,000 cap on cash-based awards. When this $5,000,000 cap was established in 2003, the annual bonus program was the only cash-based incentive program that we sponsored. Since that time, the Committee has opted to award performance units that are paid out in cash instead of performance shares that vest in shares of common stock, as the cash-based units have a pre-established maximum payout value that does not increase with stock price.

Given our recent successes, it is not competitively feasible to administer both the annual bonus program and the performance unit program within the plan’s annual cash award limitation for the Officers. Accordingly, the 2006 annual bonus program was not administered under the plan and a portion of some Officers’ bonuses may not be deductible in full.

The Committee may also award non-deductible pay in other situations as well, including but not limited to inducement awards, awards warranted by performance, and transaction related awards such as Mr. Heminger’s cash retention award described above.

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Compensation Committee of Our Board of Directors

The Compensation Committee of our Board is charged with approving all compensation and awards for our Officers. The Committee is comprised only of independent, non-employee directors. The members who currently serve on the Committee are Mr. Yearley, Mr. Davis, Dr. Jackson, Mr. Lader, Mr. Reilley, Mr. Schofield and Mr. Snow.

The Committee meets at least four times a year and usually holds executive sessions at each of its meetings. When possible, the Committee previews and discusses significant compensation decisions at one meeting before giving formal approval at a subsequent meeting. With the help of its compensation consultant and our staff, the Committee keeps abreast of and discusses legal and regulatory developments pertaining to executive compensation throughout the year.

The Committee seeks input from the CEO on compensation decisions and performance appraisals for all other Officers. However, all final Officer compensation decisions are approved by the Committee.

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Executive Compensation Tables and Other Information

The following table summarizes the total compensation awarded to, earned by, or paid to Mr. Cazalot, President and Chief Executive Officer, Ms. Clark, Executive Vice President and Chief Financial Officer, and the other three most highly compensated executive officers of Marathon who were serving as executive officers at the end of 2006, for services rendered in all capacities during 2006.

2006 Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Bonus(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Plan Compensation(5) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(6) ($)	All Other Compensa- tion(7) ($)	Total ($)
C. P. Cazalot, Jr. President and Chief Executive Officer	2006	1,175,000	0	3,162,726	12,463,293	3,200,000	1,131,376	238,980	21,371,375
J. F. Clark Executive Vice President and Chief Financial Officer	2006	513,000	0	1,196,957	959,949	675,000	151,710	75,949	3,572,565
G. R. Heminger Executive Vice President	2006	619,000	772,976	422,696	1,030,104	1,100,000	1,263,926	121,524	5,330,226
S. B. Hinchman Senior Vice President, Worldwide Production	2006	422,000	0	374,461	3,014,707	580,000	506,821	71,190	4,969,179
P. G. Behrman Senior Vice President, Worldwide Exploration	2006	384,000	0	415,606	2,903,471	475,000	206,922	57,219	4,442,218

(1)          The salaries shown in this column reflect three months at one annual salary rate and nine months at the new annual salary rate for all named officers.

(2)          The amount shown reflects a cash retention award granted to Mr. Heminger in lieu of certain SAR awards he forfeited as a result of Marathon’s acquisition of Ashland, Inc.’s 38 percent interest in Marathon Ashland Petroleum Company LLC in 2005. The award vested in 2006. (See page 51 for additional information on Mr. Heminger’s cash retention award.)

(3)          The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) and include the 2006 recognized accounting expense for all unvested restricted stock awards and performance shares for each named executive officer. Assumptions used in the calculation of this amount are included in footnote 26 to the Company’s financial statement for the fiscal year ended December 31, 2006.

(4)          The amounts in this column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with FAS 123(R) and include the 2006 recognized accounting expense for unvested stock options and SAR awards. The amounts also include the 2006 variable accounting expense for all tandem SAR awards that were outstanding in 2006. Assumptions used in the calculation of these amounts are included in footnote 26 to the Company’s financial statement for the fiscal year ended December 31, 2006.

(5)          The amounts shown in this column are the 2006 cash incentive bonus awards.

(6)          The amounts in this column reflect the annual change in accumulated benefits under Marathon’s pension plans. See pages 61-63 for more information about the Company’s defined benefit plans and the assumptions used in the calculation of these amounts. There are no deferred compensation earnings reported in this column because the Company’s nonqualified deferred compensation plans do not provide above-market or preferential earnings.

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(7)          All Other Compensation is summarized below:

Name	Year	Personal Use of Company Aircraft(a) ($)	Club Member- ships & Dues(b) ($)	Company Physicals & Wellness Reimburse- ments(c) ($)	Tax & Financial Planning(d) ($)	Tax Allowance Gross Ups & Misc. Perks(e) ($)	Life Insurance(f) ($)	Company Contributions to Defined Contribution Plans(g) ($)	Total ($)
C. P. Cazalot, Jr.	2006	800	4,182	3,246	0	0	1,714	229,038	238,980

J. F. Clark	2006	0	3,507	3,246	0	0	750	68,446	75,949

G. R. Heminger	2006	1,595	10,853	3,546	7,000	2,265	928	95,337	121,524

S. B. Hinchman	2006	0	0	3,246	8,253	0	643	59,048	71,190

P. G. Behrman	2006	0	5,304	3,546	0	0	571	47,798	57,219

(a)          The amounts reflect the aggregate incremental cost of personal use of Company aircraft by the officers. Officers are permitted to invite their spouses or other guests to occasionally accompany them on business trips when space is available. When the spouse or guest’s travel does not meet the IRS standard for “business use,” the cost of that travel is imputed as income to the officer.

The amounts shown reflect the variable costs of personal flights taken by the respective officers or their guests. Variable costs were calculated based on a methodology that reflects average costs of operating the aircraft, such as fuel costs, trip-related maintenance, crew travel expenses, trip-related fees and storage costs, communications charges, and other miscellaneous variable costs. Fixed costs that do not change based on usage such as pilot compensation, the purchase or lease costs of the aircraft, and maintenance not related to travel are excluded.

(b)         The amounts shown in this column reflect club fees and membership dues. Most officers are provided the use of one club membership.

(c)          This column includes the average incremental cost of the executive physical program that is available to the officers. Due to Health Insurance Portability and Accountability Act (“HIPAA”) confidentiality requirements, the Company cannot disclose actual usage of this program by individual officers. This column also includes reimbursements for fitness-related activities covered under a wellness program that is available to all employees, up to a specified maximum.

(d)         Officers are eligible for reimbursement for professional advice related to tax, estate, and financial planning up to a specified maximum.

(e)          The amount shown for Mr. Heminger reflects a tax allowance in the amount of $584.74 for the use of corporate aircraft that met Marathon’s definition of business use but did not meet the IRS standard for business use. Additional amounts shown for Mr. Heminger reflect miscellaneous awards and associated tax allowances and reimbursable business expenses.

(f)            The amounts shown reflect the life insurance premium paid by the Company for basic life insurance coverage for the officers.

(g)         The amounts shown are the amounts contributed by the Company under the tax-qualified Marathon Oil Company Thrift Plan and the related nonqualified deferred compensation plans. See pages 64-65 for more information about the nonqualified plans.

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Grants of Plan-Based Awards in 2006

The following table provides information about the non-equity and equity awards granted to each named executive officer during 2006. The awards listed in the table are described in more detail in the Compensation Discussion and Analysis beginning on page 45.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards					All Other Stock Awards: Number of	All Other Option Awards: Number of Securities	Exercise or Base Price	Closing Market	Grant Date Fair Value
Name	Grant Date	Date of Committee Action(1)	Unit Price(2) ($)	Threshold ($)	Target ($)		Maximum ($)	Shares of Stock or Units (#)	Underlying Options (#)	of Option Awards(4) ($)	Price on Date of Grant ($)	of Stock and Option Awards(5) ($)
C. P. Cazalot, Jr.					1,440,000	(3)
			1	1,250,000	2,500,000		5,000,000
	6/1/2006	5/31/2006							189,800	75.635	76.81	3,862,430
J. F. Clark					394,000	(3)
			1	404,000	808,000		1,616,000
	6/1/2006	5/31/2006							30,200	75.635	76.81	614,570
	6/1/2006	5/31/2006						4,700				355,485
G. R. Heminger					520,000	(3)
			1	505,000	1,010,000		2,020,000
	6/1/2006	5/31/2006							37,800	75.635	76.81	769,230
	6/1/2006	5/31/2006						5,900				446,247
S. B. Hinchman					315,000	(3)
			1	252,500	505,000		1,010,000
	6/1/2006	5/31/2006							18,900	75.635	76.81	384,615
	6/1/2006	5/31/2006						3,000				226,905
P. G. Behrman					280,000	(3)
			1	252,500	505,000		1,010,000
	6/1/2006	5/31/2006							18,900	75.635	76.81	384,615
	6/1/2006	5/31/2006						3,000				226,905

(1)          The dates in this column reflect the date the compensation committee took action to award the 2006 stock option and restricted stock grants.

(2)          The amounts shown in this column reflect the target dollar value of each performance unit.

(3)          The amounts shown in this row reflect the target amount of the annual incentive bonus award for each officer, which is based on a percentage of base salary. See page 45 for more information about the incentive bonus targets. The actual incentive bonuses earned by the officers for 2006 are reported in the non-equity incentive plan compensation column of the Summary Compensation Table.

(4)          The exercise price shown for stock options reflects the fair market value, as defined under the 2003 Plan, of Marathon common stock on the grant date. The 2003 Plan defines fair market value as the average of the high and low sale prices of Marathon common stock on the relevant date.

(5)          The amounts shown reflect the total grant date fair value of stock options and restricted stock granted in 2006 in accordance with FAS 123(R). The Black-Scholes value used for the June 1, 2006 stock option grant was $20.35. The fair market value used for restricted stock awards granted on June 1, 2006 was $75.635. Assumptions used in the calculation of these amounts are included in footnote 26 to the Company’s financial statement for the fiscal year ended December 31, 2006.

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During the first quarter of 2006, the Compensation Committee established the 2006 annual incentive bonus program for officers, including performance metrics and a target bonus amount for each officer. Each officer’s actual bonus payment was tied to the achievement of company and individual performance metrics. For more information on the incentive bonus targets and performance metrics, see pages 45-48.

The Compensation Committee granted performance units to the officers in 2006 under the 2003 Plan. Vesting of these units is tied to Marathon’s TSR as compared to the TSR of each of the member companies within the XOI for the 2006-2008 performance period. Each performance unit has a target value of $1.00 and is payable in cash, with payout varying from $0 to $2.00 based on actual performance. No dividends are paid and no interest accrues on outstanding performance units. If an officer separates from service prior to the end of the performance period, the award is forfeited. In the event of the death of an officer or a change of control of the Company, all performance units would immediately vest at target levels. See pages 49-50 for more information about the performance units.

As noted in the table, stock options were granted to the named executive officers on June 1, 2006, under the 2003 Plan. The options will vest in one-third increments on the first, second, and third anniversaries of the date of grant. In the event of the death or retirement of the officer, the options will immediately vest in full. Unvested options are forfeited upon termination. Following the retirement or death of an officer, the options will remain exercisable until the earlier of June 1, 2016 or five years from the date of retirement or death. In the event of a change in control, the options will immediately vest in full and remain exercisable for the original term of the option. For more information on the Company’s stock option granting practices, see page 50.

As also noted in the table, the Compensation Committee granted restricted stock to all named executive officers other than Mr. Cazalot in 2006. The restricted stock awards are scheduled to vest in full on the third anniversary of the grant date. Dividends are paid on all restricted stock at the same time and in the same manner that dividends are paid to other stockholders. In the event of the death of the officer or a change in control, the restricted stock award will immediately vest in full. The award will be forfeited if the officer retires or otherwise leaves the Company prior to the vesting date. See page 50 for more information on the restricted stock awards.

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Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information about the unexercised options and SARs and unvested restricted stock held by each named executive officer as of December 31, 2006.

	Stock Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options/SARs Exercisable (#)	Number of Securities Underlying Unexercised Options/SARs Unexercisable (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(5) (#)	Market Value of Shares or Units of Stock That Have Not Vested(6) ($)
C. P. Cazalot, Jr.	260,000	0		25.515	5/28/2013
	200,000	100,000	(1)	33.610	5/26/2014
	58,933	117,867	(2)	47.650	5/25/2015
	0	189,800	(3)	75.635	6/1/2016
						22,500	2,081,250
J. F. Clark	0	6,667	(4)	33.415	1/16/2014
	77,933	42,467	(1)	33.610	5/26/2014
	19,633	39,267	(2)	47.650	5/25/2015
	0	30,200	(3)	75.635	6/1/2016
						27,200	2,516,000
G. R. Heminger	4,500	0		34.000	5/26/2008
	20,000	0		32.520	5/29/2011
	26,066	13,034	(1)	33.610	5/25/2014
	12,833	25,667	(2)	47.650	5/25/2015
	0	37,800	(3)	75.635	6/1/2016
						10,800	999,000
S. B. Hinchman	25,000	0		32.520	5/29/2011
	35,500	0		28.120	5/28/2012
	8,100	0		25.515	5/28/2013
	28,666	14,334	(1)	33.610	5/26/2014
	5,566	15,134	(2)	47.650	5/25/2015
	0	18,900	(3)	75.635	6/1/2016
						5,900	545,750
P. G. Behrman	32,733	16,367	(1)	33.610	5/26/2014
	7,566	15,134	(2)	47.650	5/25/2015
	0	18,900	(3)	75.635	6/1/2016
						5,900	545,750

(1)          This SAR is scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the grant will become exercisable on May 26, 2007.

(2)          This stock option grant is scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the grant will become exercisable in one-half increments on May 25, 2007, and May 25, 2008.

(3)          This stock option grant is scheduled to become exercisable in one-third increments on June 1, 2007, June 1, 2008, and June 1, 2009.

(4)          Upon her initial employment in 2004, Ms. Clark was granted 20,000 stock options with tandem stock appreciation rights that were scheduled to become exercisable in one-third increments over a three-year period. The remaining unvested portion of the award became exercisable on January 16, 2007.

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(5)          The number of shares shown reflects the aggregate number of shares of unvested restricted stock held by each officer on December 31, 2006. All restricted stock grants are scheduled to vest on the third anniversary of the date of grant, as summarized below for each officer.

Name	Grant Date	# of Unvested Shares		Vesting Date
C. P. Cazalot, Jr.	5/25/05	22,500		5/25/08
J. F. Clark	1/16/04	15,000	(7)	1/16/07
	5/25/05	7,500		5/25/08
	6/1/06	4,700		6/1/09
G. R. Heminger	5/25/05	4,900		5/25/08
	6/1/06	5,900		6/1/09
S. B. Hinchman	5/25/05	2,900		5/25/08
	6/1/06	3,000		6/1/09
P. G. Behrman	5/25/05	2,900		5/25/08
	6/1/06	3,000		6/1/09

(6)          The amounts shown reflect the aggregate value of all shares of unvested restricted stock held by the officers on December 31, 2006, using the year-end closing stock price of $92.50.

(7)          Upon her initial employment in 2004, Ms. Clark was granted 15,000 shares of restricted stock. This restricted stock award vested in full on January 16, 2007.

Option Exercises and Stock Vested in 2006

The following table sets forth certain information concerning options and SARs exercised by and performance shares vested for each executive officer named in the Summary Compensation Table during 2006.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (2) (#)	Value Realized on Vesting (3) ($)
C. P. Cazalot, Jr.	90,000	5,319,114	137,250	12,112,313

J. F. Clark	14,333	537,701	41,175	3,633,694

G. R. Heminger	131,900	8,258,351	12,627	1,114,333

S. B. Hinchman	28,600	1,681,678	13,908	1,227,381

P. G. Behrman	103,100	5,949,376	15,921	1,405,028

(1)          The amounts shown in this column reflect the actual pre-tax gain realized by the officers upon exercise of an option or SAR, which is the fair market value of the shares on the date of exercise less the grant price. Shares obtained upon exercise and retained by the officer will be counted towards Marathon stock ownership requirements as described in the Compensation Discussion and Analysis on page 44.

(2)          This column shows the number of performance shares earned by the officers during the three-year performance period that ended on December 31, 2006. See page 51 for more information on the performance share program.

(3)          The amounts in this column reflect the vested value of the performance shares based on the average of the high and low Marathon stock price of $88.25 on January 29, 2007, which was the date the shares were vested by the Compensation Committee.

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2006 Pension Benefits

Marathon provides tax-qualified retirement benefits to its employees, including the named executive officers, under the Retirement Plan of Marathon Oil Company or the Marathon Petroleum Company LLC (“MPC”) Retirement Plan (collectively, the “Retirement Plans”). In addition, the Company sponsors the Marathon Oil Company Excess Benefit Plan, the MPC Excess Benefit Plan and the Speedway SuperAmerica LLC (“SSA”) Excess Benefit Plan (collectively, the “Excess Plans”) for the benefit of a select group of management and highly compensated employees. The pension table below shows the actuarial present value of accumulated benefits payable to each of the named executive officers under the Retirement Plans and the Excess Benefit Plans as of December 31, 2006. These values have been determined using actuarial assumptions consistent with those used in the Company’s financial statements.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit (1) ($)	Payments During Last Fiscal Year ($)
C. P. Cazalot, Jr.	Retirement Plan of Marathon Oil Company	6.75	216,858	0
	Excess Benefit Plan of Marathon Oil Company	6.75	3,414,883	0
J. F. Clark (2)	Retirement Plan of Marathon Oil Company	2.92	74,066	0
	Excess Benefit Plan of Marathon Oil Company	2.92	224,953	0
G. R. Heminger	MPC Retirement Plan	26.08	729,913	0
	MPC Excess Benefit Plan	26.08	3,842,229	0
	MPC Retirement Plan — Retail Sub-Plan	6.48	142,338	0
	SSA Excess Benefit Plan	6.48	774,101	0
S. B. Hinchman	Retirement Plan of Marathon Oil Company	26.50	557,211	0
	Excess Benefit Plan of Marathon Oil Company	26.50	1,531,621	0
P. G. Behrman	Retirement Plan of Marathon Oil Company	6.25	200,957	0
	Excess Benefit Plan of Marathon Oil Company	6.25	506,085	0

(1)   The present value of accumulated benefit was calculated assuming a discount rate of 5.80%, a lump sum interest rate of 3.30%, the RP2000 mortality table, a 96% lump sum election rate, and retirement at age 62 (age 65 for Mr. Heminger’s Retail Sub-Plan benefit).

(2)   Ms. Clark is not yet vested in her accrued benefits.

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Employees who are age 21 or older and have completed one year of service are eligible to participate in the Retirement Plans. The monthly benefit under the Retirement Plans for employees other than employees of Speedway SuperAmerica LLC is equal to the following formula:

[	1.6%	×	Final Average Monthly Pay	×	Years of Participation	]	—	[	1.33%	×	Estimated Monthly Primary SS Benefit	×	Years of Participation	]

No more than 37.5 years of participation may be recognized under the formula. Final average pay under the formula is equal to the highest average eligible earnings for three consecutive years in the last ten years before retirement. Eligible earnings include pay for hours worked, pay for allowed hours, military leave allowance, commissions, 401(k) contributions to the Marathon Oil Company Thrift Plan and incentive compensation bonuses. These earnings for the named executive officers are reported in the salary and non-equity incentive plan compensation columns of the Summary Compensation Table on page 55.

Participants in the Retirement Plans are vested upon the completion of five years of vesting service. Normal retirement age is 65, but retirement-eligible participants may receive a benefit after reaching age 62 that is unreduced for age. The forms of benefit available under the Retirement Plans include various annuity options and lump sum distributions.

Participants who accrue benefits under this formula are eligible for early retirement upon reaching age 50 and completing ten years of vesting service. If an employee retires between the ages of 50 and 62, the amount of benefit is reduced for age. For example, if the employee retires at age 50 his or her benefit will be 55% of the accrued normal retirement benefit based on the single-life annuity form of benefit. Of the named executive officers, only Mr. Heminger is eligible for early retirement benefits under the Retirement Plans.

Marathon also sponsors the unfunded, nonqualified Excess Plans for the benefit of a select group of management and highly compensated employees. These plans provide benefits that would have otherwise been paid from the tax-qualified Retirement Plans but are prohibited by Internal Revenue Code limitations. The Excess Plans also provide an enhancement for officers based on the three highest bonuses earned during their last ten years of employment, instead of the consecutive bonus formula in place for non-officers. Distributions of defined benefit accruals under the Excess Plans are made following termination or retirement in the form of a lump sum or three annual installments and are consistent with Section 409A of the Internal Revenue Code to the extent required.

During his service with SSA, Mr. Heminger participated in the MPC Retirement Plan - Retail Sub-Plan (the “Retail Sub-Plan”), which covers SSA employees. At the time of Mr. Heminger’s participation, the monthly benefit under the Retail Sub-Plan was calculated under the following formula:

[	2.0%	×	Final Average Monthly Pay	×	Years of Participation	]	—	[	2.0%	×	Estimated Monthly Primary SS Benefit	×	Years of Participation	]

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This benefit formula was grandfathered for all employees participating in the Retail Sub-Plan as of December 31, 1998, and no additional years of participation credit are recognized under the formula beyond the grandfather date. No more than 25 years of participation may be recognized under the formula.

Final average pay is equal to average eligible earnings for the three years preceding retirement. Eligible earnings under the Retail Sub-Plan include pay for hours worked, pay for allowed hours, military leave allowance, commissions, 401(k) contributions to the Retirement Savings Plan and incentive compensation bonuses. These earnings for Mr. Heminger are reported in the salary and non-equity incentive plan compensation columns of the Summary Compensation Table on page 55.

Marathon also sponsors the unfunded, nonqualified SSA Excess Benefit Plan (the “SSA Excess Plan”) for the benefit of a select group of management and highly compensated employees. This plan provides benefits that would have otherwise been paid from the tax-qualified Retail Sub-Plan but are prohibited by Internal Revenue Code limitations. The SSA Excess Plan also provides an enhancement for certain highly compensated employees who are eligible for the grandfathered benefit formula described above. These additional benefits are based on the difference between (i) the applicable covered earnings prior to December 31, 1998, and (ii) the applicable covered earnings during the final three years of employment.

Marathon has not granted extra years of service to any current officers for purposes of retirement benefit accruals.

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2006 Nonqualified Deferred Compensation

The Nonqualified Deferred Compensation table below shows information about the named executive officers’ benefits under the Company’s nonqualified savings and deferred compensation plans.

Name	Executive Contributions in Last Fiscal Year (1) ($)	Registrant Contributions in Last Fiscal Year (2) ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End (3) ($)
C. P. Cazalot, Jr.	0	218,885	43,190	0	1,136,704
J. F. Clark	224,115	55,246	74,431	0	777,056
G. R. Heminger	114,000	82,137	156,952	0	1,510,651
S. B. Hinchman	145,024	45,848	80,883	0	799,639
P. G. Behrman	109,375	35,568	163,600	0	1,060,494

(1)   The amounts shown in this column are also included in the salary and non-equity incentive plan columns of the Summary Compensation Table on page 55.

(2)   The amounts shown are also included in the all other compensation column of the Summary Compensation Table on page 55.

(3)   Of the totals in this column, the following amounts are also reported in the salary, non-equity incentive plan, and all other compensation columns of the Summary Compensation Table on page 55: Mr. Cazalot, $218,885; Ms. Clark, $279,362; Mr. Heminger, $196,137; Mr. Hinchman, $190,872; and Mr. Behrman, $144,943. Certain portions of the total for each officer were also reported in the summary compensation tables of our proxy statements in prior years.

Marathon sponsors the Marathon Oil Company Deferred Compensation Plan and the MPC Deferred Compensation Plan (the “Deferred Compensation Plans”). The Deferred Compensation Plans are unfunded, nonqualified plans in which officers may participate. The plans were designed to provide participants the opportunity to supplement their retirement savings by deferring income in a tax-effective manner and to meet other long-term financial goals. Participants may defer up to 20% of their salary and annual incentive bonus each year. Deferral elections are made in December of each year for amounts to be earned in the following year and are irrevocable. Participants are fully vested in their deferrals under the plans.

In addition, the Deferred Compensation Plans provide benefits for eligible employees equal to the Company contributions they would have otherwise accrued under the tax-qualified Marathon Oil Company Thrift Plan but are prohibited by Internal Revenue Code limitations. The Marathon Oil Company Thrift Plan currently provides for employer matching contributions of up to 7% of eligible earnings. Participants are vested in their Company matching contributions upon the completion of three years of vesting service.

The investment options available under the Deferred Compensation Plans mirror the investment options offered to employees under the Marathon Oil Company Thrift Plan, with the exception of Marathon common stock. Participants in the Deferred Compensation Plans may elect to receive their benefits as a lump sum or in three annual installments following retirement or termination, but may not make withdrawals during their employment. Distributions are consistent with Section 409A of the Internal Revenue Code to the extent required.

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Certain highly compensated non-officer employees and, prior to January 1, 2006, officers who elected not to participate in the Deferred Compensation Plans were eligible to receive defined contribution accruals under the Excess Plans. The defined contribution formula in the Excess Plans is designed to allow eligible employees to receive Company contributions that would have been paid from the tax-qualified plan but are prohibited by Internal Revenue Code limitations. Participants are vested in their Company contributions upon the completion of three years of vesting service.

Defined contribution accruals in the Excess Plans are credited with interest equal to that paid in the “Cash with Interest” option of the Marathon Oil Company Thrift Plan. The annual rate of return on this option for the year ended December 31, 2006, was 4.33%. Distributions of defined contribution benefits from the Excess Benefit Plans are paid in the form of a lump sum following the participant’s retirement or termination and are consistent with Section 409A of the Internal Revenue Code to the extent required.

As noted, from and after January 1, 2006, officers no longer participate in the defined contribution formula of the Excess Plans, and all nonqualified Company contributions for officers accrue under the Deferred Compensation Plans.

Mr. Heminger also participated in the Emro Marketing Company Deferred Compensation Plan (the “Emro Plan”) while working at Emro Marketing Company (a former subsidiary of MPC). The Emro Plan is now frozen. The employees eligible to participate in the Plan were a select group of management and highly compensated employees.

The Emro Plan is an unfunded, nonqualified plan and was designed to provide participants the opportunity to supplement their retirement savings by deferring income in a tax-effective manner and to meet other long-term financial goals. Participants had the opportunity to defer up to 15% of their salary and bonus each year. Amounts deferred by employees under this program are credited with interest at the Prime Interest Rate, adjusted quarterly, which was 7.875% for the quarter ended December 31, 2006.

Participants may elect to receive the funds in a lump sum or three annual installments following retirement or termination. Distributions are consistent with Section 409A of the Internal Revenue Code to the extent required.

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Potential Payments upon Termination or Change in Control

Retirement

Marathon employees are eligible for retirement once they reach age 50 and have ten or more years of service with the Company. The only named executive officer who is currently retirement-eligible is Mr. Heminger.

Upon retirement, officers are entitled to receive their vested benefits that have accrued under Marathon’s broad-based and executive benefit programs. For more information about the retirement and deferred compensation programs, see pages 61-65.

In addition, upon retirement, officers’ stock options and stock appreciation rights either continue vesting according to their normal vesting schedule or become immediately exercisable depending on the grant terms. All other long-term incentive awards are forfeited upon retirement. If Mr. Heminger had retired on December 31, 2006, the value of his stock options that would have immediately vested was $1,788,662 and the value of his stock-settled SARs that would have vested on the scheduled vesting date was $767,572, based on the year-end closing stock price.

Death or Disability

In the event of death or disability, officers will be entitled to the vested benefits they have accrued under Marathon’s standard benefits programs. Long-term incentive awards will immediately vest in full upon the death of an officer, with performance shares and performance units vesting at the target level. In the event of disability, long-term incentive awards will continue to vest as if the officer remains employed during the period of disability.

Other Termination

No special employment or severance agreements are in place for officers. Effective February 1, 2005, we adopted a policy stating that our Board should seek stockholder approval or ratification of severance agreements for senior executive officers that would require payment of cash severance benefits exceeding 2.99 times the officer’s salary plus bonus for the prior calendar year.

Change in Control

We believe that if a change in control of Marathon becomes possible, our officers should be encouraged to continue their dedication to their assigned duties. For that reason, we have a policy that provides the following severance benefits if an officer’s employment is terminated under certain circumstances following a change in control:

•      a cash payment of up to three times the sum of the officer’s current salary plus the highest bonus paid in the three years before the termination or change in control;

•      life and health insurance benefits for up to 36 months after termination, at the lesser of the current cost or the active employee cost;

•      an additional three years of service credit and three years of age credit for purposes of retiree health and life insurance benefits, and coverage provided at the lowest premium then in effect;

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•      a lump sum cash payment equal to the actuarial equivalent of the difference between amounts receivable by the officer under our pension plans and those which would be payable if (a) the officer had an additional three years of service credit, (b) the officer’s final average pay had included his or her highest annual bonus from the preceding three years, (c) for purposes of determining early retirement commencement factors, the officer had three additional years of service credit and three additional years of age, and (d) the officer’s pension had been fully vested;

•      a lump sum cash payment equal to the difference between amounts receivable under our savings or thrift plans and amounts which would have been received if the officer’s savings had been fully vested; and

•      a cash payment of the amount necessary to ensure that the payments listed above are not subject to net reduction due to the imposition of federal excise taxes.

The severance benefits are payable if the officer is terminated or constructively terminated. However, benefits are not payable if the termination is for cause or due to retirement after age 65, death, disability, or resignation by the officer.

The policy is automatically extended each year unless we notify the officers otherwise. However, in any event, the policy continues during a potential change in control period and for two years after a change in control.

In addition, immediately upon a change in control or upon an officer’s termination of employment during a potential change in control, outstanding stock options, stock appreciation rights, and restricted stock become fully vested. Outstanding performance shares and performance units will be fully vested at the target level.

The definition of a change in control for purposes of these agreements is complex but is summarized as follows. It includes any change in control required to be reported in response to Item 6(e) of Schedule 14A under the Securities Exchange Act of 1934 and provides that a change in control will have occurred if:

•      any person not affiliated with Marathon acquires 20 percent or more of the voting power of our outstanding securities;

•      the Board no longer has a majority made up of (1) individuals who were directors on the date of the agreements and (2) new directors (other than directors who join the Board in connection with an election contest) approved by two-thirds of the directors then in office who (a) were directors on the date of the agreements or (b) were themselves previously approved by the Board in this manner;

•      we merge with another company and our stockholders end up with less than 50 percent of the voting power of the new entity;

•      our stockholders approve a plan of complete liquidation of Marathon; or

•      we sell all or substantially all of Marathon’s assets.

In addition, if any person takes certain actions or enters into an agreement that could result in a change in control, a potential change in control will have occurred.

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If a change in control had occurred on the last business day of 2006, the named executive officers would have been entitled to receive benefits valued as follows due to the accelerated vesting of their outstanding long-term incentive awards: Mr. Cazalot, $27,776,096; Ms. Clark, $11,120,564; Mr. Heminger, $5,613,495; Mr. Hinchman, $3,836,593; and Mr. Behrman, $4,058,067. These values were calculated using the 2006 year-end closing market price for Marathon common stock of $92.50.

In addition, if the named executive officers had been terminated on the last business day of 2006 following a change in control, they would have been entitled to receive the change in control severance benefits described above. The value of these additional benefits would have been as follows for the named executive officers: Mr. Cazalot, $16,997,372; Ms. Clark, $5,649,750; Mr. Heminger, $6,924,634; Mr. Hinchman, $9,375,472; and Mr. Behrman, $3,785,569.

Retirement benefits were calculated using the following assumptions: individual life expectancies using the 1984 George Buck Mortality Table weighted 95% male/5% female; a discount rate of 2.50%; the current lump sum interest rate for the relevant plans; and a lump sum form of benefit. Health and welfare benefits reflect the incremental cost of coverage under the policy using the assumptions used for financial reporting purposes under FAS 106. Any 280G excise tax gross-up payments were calculated using the highest marginal tax rates.

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Certain Relationships and Related Person Transactions

Officers, Directors and Immediate Family

Grant R. Heminger is a region director for our wholly-owned subsidiary, Speedway SuperAmerica LLC. Grant Heminger is the brother of Gary Heminger, an executive vice president of our Company. In 2006, we paid cash compensation to Grant Heminger in the amount of $122,173.

Bradley D. Heminger is an advanced trader in our international crude supply trading group located in the United Kingdom. Bradley Heminger is the son of Gary Heminger. In 2006, we paid cash compensation to Bradley Heminger in the amount of $82,187. Similar to other U.S. based employees of ours serving on a long-term overseas assignment, he also received allowances for housing, living expenses and foreign service payments in the amount of $116,401, and foreign income taxes were paid on his behalf in the amount of $134,090.

Barclays Global Investors, NA

Barclays Global Investors, NA and its affiliates own greater than five percent of the outstanding common stock of Marathon. In 2006, Marathon and affiliates of Barclays were parties to commodity-based derivative and futures contracts, which resulted in net cash settlement payments to Barclays in the amount of $7.1 million.

Policy and Procedures with Respect to Related Person Transactions

Our Corporate Governance and Nominating Committee adopted a policy with respect to related person transactions. This policy contains procedures for reviewing, approving or ratifying related person transactions. As stated in the policy, it is the Company’s intent to enter into or ratify related person transactions only when the Board of Directors, acting through the Corporate Governance and Nominating Committee, determines that the related person transaction is in the best interests of the Company and its stockholders.

The material features of the policy and procedures for reviewing, approving or ratifying related person transactions are as follows.

•      In conjunction with the annual directors’ and officers’ questionnaire, each director and executive officer is required to submit the following information: (a) a list of his or her immediate family members; (b) for each person listed and, in the case of a director, the person’s employer and job title or brief job description; (c) for each person listed and the director or executive officer, each firm, corporation or other entity in which such person is a partner or principal or in a similar position or in which such person has a five percent or greater beneficial ownership interest; and (d) for each person listed and the director or executive officer, each charitable or non-profit organization for which the person is actively involved in fundraising or otherwise serves as a director, trustee or in a similar capacity.

•      With respect to five percent owners, the Company, by examining SEC filings and through the use of Internet search engines is required to create a list, to the extent the information is readily available, of (a) if the person is an individual, the same information as is requested of directors and executive officers under this policy and (b) if the person is a firm, corporation or other entity, a list of principals or executive officers of the firm, corporation or entity.

•      Prior to entering into a related person transaction (a) the related person, (b) the director, executive officer, nominee or beneficial owner who is an immediate family member of the related person, or (c) the business unit or department leader responsible for the potential related person transaction is required to provide the requisite notice containing the facts and circumstances of the proposed related person transaction.

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•      In the event a related person transaction has not been previously approved or previously ratified, it is required to be submitted to the committee or Chair promptly, and the committee or Chair is required to consider all of the relevant facts and circumstances available. Based on the conclusions reached, the committee or the Chair is further required to evaluate all options, including ratification, amendment or termination of the related person transaction. If the transaction has been completed, the committee or Chair is required to evaluate the transaction to determine if rescission of the transaction is appropriate.

•      At the committee’s meeting in January or February of each fiscal year, the committee is required to review any previously approved or ratified related person transactions that remain ongoing and have a remaining term of more than six months or remaining amounts payable to or receivable from the Company of more than $120,000.

•      No immediate family member of a director or executive officer is permitted to be hired as an employee of the Company unless the employment arrangement is approved by the committee. In the event a person becomes a director or executive officer of the Company and an immediate family member of such person is already an employee of the Company, no material change in the terms of employment, including compensation, may be made without the prior approval of the committee.

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Statement Regarding the Delivery of a Single Set of Proxy Materials to Households With Multiple Marathon Stockholders

If you have consented to the delivery of only one set of proxy materials to multiple Marathon stockholders who share your address, then only one proxy statement is being delivered to your household unless we have received contrary instructions from one or more of the stockholders sharing your address. We will deliver promptly upon oral or written request a separate copy of the proxy statement to any stockholder at your address. If you wish to receive a separate copy of the proxy statement, you may call us at (713) 629-6600 (please ask for Investor Relations) or write to us at Marathon Oil Corporation, Investor Relations Office, P.O. Box 3128, Houston, Texas, 77210-3128. Stockholders sharing an address who now receive multiple copies of the proxy statement may request delivery of a single copy by calling us at the above number or writing to us at the above address.

Solicitation Statement

We will bear the cost of this solicitation of proxies. In addition to soliciting proxies by mail, our directors, officers and employees may solicit proxies by telephone, in person or by other means. They will not receive any extra compensation for this work. We will also make arrangements with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation material to the beneficial owners of common stock, and we will reimburse them for reasonable out-of-pocket expenses that they incur in connection with forwarding the material.

By order of the Board of Directors,

William F. Schwind, Jr.
Secretary

March 13, 2007

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APPENDIX I

MARATHON OIL CORPORATION

2007 INCENTIVE COMPENSATION PLAN

1.             Plan. The Marathon Oil Corporation 2007 Incentive Compensation Plan (the “Plan”) was adopted by the Board of Directors of Marathon Oil Corporation, a Delaware corporation (the “Corporation”), to reward certain officers and employees of the Corporation and its Subsidiaries and Non-employee Directors of the Corporation by providing for certain cash benefits and by enabling them to acquire shares of Common Stock of the Corporation.

2.             Objectives. The Plan is designed to attract and retain officers and employees of the Corporation and its Subsidiaries, to attract and retain qualified directors of the Corporation, to encourage the sense of proprietorship of such officers, employees and directors and to stimulate the active interest of such persons in the development and financial success of the Corporation and its Subsidiaries. These objectives are to be accomplished by making Awards under this Plan and thereby providing Participants with a proprietary interest in the growth and performance of the Corporation and its Subsidiaries.

3.             Definitions. As used herein, the terms set forth below shall have the following respective meanings:

“Administrator” means (i) with respect to Employee Awards, the Committee, and (ii) with respect to Director Awards, the Board.

“Authorized Officer” means the Chief Executive Officer of the Corporation (or any other senior officer of the Corporation to whom he or she shall delegate the authority to execute any Award Agreement, where applicable).

“Award” means an Employee Award or a Director Award.

“Award Agreement” means any Employee Award Agreement or Director Award Agreement.

“Board” means the Board of Directors of the Corporation.

“Cash Award” means an award denominated in cash.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Committee” means the independent Committee of the Board as is designated by the Board to administer the Plan.

“Common Stock” means Marathon Oil Corporation common stock, par value $1.00 per share.

“Corporation” has the meaning set forth in paragraph 1 hereof.

“Director Award” means any Nonqualified Stock Option, SAR, Stock Award, Restricted Stock Unit Award, Cash Award or Performance Award granted, whether singly, in combination or in tandem, to a Participant who is a Non-employee Director pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Board may establish in order to fulfill the objectives of the Plan.

“Director Award Agreement” means a written agreement setting forth the terms, conditions and limitations applicable to a Director Award, to the extent the Board determines such agreement is necessary.

“Disability” means a condition that renders the Participant disabled under the terms of the Long Term Disability Plan of Marathon Oil Company, the Speedway SuperAmerica LLC Long Term Disability Plan, or a successor thereto, as applicable.

“Dividend Equivalents” means, with respect to Restricted Stock Units, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to stockholders of record during the Restriction Period on a like number of shares of Common Stock granted in the Award.

“Employee” means an employee of the Corporation or any of its Subsidiaries.

“Employee Award” means any Option, SAR, Stock Award, Restricted Stock Unit Award, Cash Award or Performance Award granted, whether singly, in combination or in tandem, to a Participant who is an Employee pursuant to such applicable terms, conditions and limitations (including treatment as a Performance Award) as the Committee may establish in order to fulfill the objectives of the Plan.

“Employee Award Agreement” means a written agreement setting forth the terms, conditions and limitations applicable to an Employee Award, to the extent the Committee determines such agreement is necessary.

“Equity Award” means any Option, SAR, Stock Award, or Performance Award (other than a Performance Award denominated in cash) granted to a Participant under the Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” of a share of Common Stock means, as of a particular date, (i) if Common Stock is listed on a national securities exchange, the closing sales price per share of such Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sale so reported on that date, on the next succeeding date on which such a sale is so reported, or, at the discretion of the Committee, the price prevailing on the exchange at the time of exercise, (ii) if Common Stock is not so listed but is quoted on the NASDAQ Stock Market, Inc., the closing sales price per share of Common Stock reported by the NASDAQ Stock Market, Inc. on that date, or, if there shall have been no such sale so reported on that date, on the next succeeding date on which such a sale is so reported or, at the discretion of the Committee, the price prevailing on the NASDAQ Stock Market, Inc. at the time of exercise, (iii) if Common Stock is not so listed or quoted, the closing bid price on that date, or, if there are no quotations available for such date, on the next succeeding date on which such quotations shall be available, as reported by the NASDAQ Stock Market, Inc. or, if not reported by the NASDAQ Stock Market, Inc., by the National Quotation Bureau Incorporated or (iv) if Common Stock is not publicly traded, the most recent value determined by an independent appraiser appointed by the Corporation for such purpose.

“Grant Date” means the date an Award is granted to a Participant pursuant to the Plan.

“Grant Price” means the price at which a Participant may exercise his or her right to receive cash or Common Stock, as applicable, under the terms of an Award.

“Incentive Stock Option” means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

“Non-employee Director” means an individual serving as a member of the Board who is not an Employee of the Corporation or any of its Subsidiaries.

“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

“Option” means a right to purchase a specified number of shares of Common Stock at a specified Grant Price, which may be an Incentive Stock Option or a Nonqualified Stock Option.

“Participant” means an Employee or Non-employee Director to whom an Award has been granted under this Plan.

“Performance Award” means an Award made pursuant to this Plan that is subject to the attainment of one or more performance goals.

“Performance Goal” means a standard established by the Committee to determine in whole or in part whether a Qualified Performance Award shall be earned.

“Plan” has the meaning set forth in paragraph 1 hereof.

“Qualified Performance Award” means a Performance Award made to a Participant who is an Employee that is intended to qualify as qualified performance-based compensation under Section 162(m) of the Code, as described in Section 8(v)(B) of the Plan.

“Restricted Stock” means Common Stock that is restricted or subject to forfeiture provisions.

“Restricted Stock Unit” means a unit evidencing the right to receive in specified circumstances one share of Common Stock or equivalent value in cash that is restricted or subject to forfeiture provisions.

“Restricted Stock Unit Award” means an Award in the form of Restricted Stock Units.

“Restriction Period” means a period of time beginning as of the Grant Date of an Award of Restricted Stock or Restricted Stock Units and ending as of the date upon which the

Common Stock subject to such Award is issued (if not previously issued) or is no longer restricted or subject to forfeiture provisions.

“Retirement” means termination on or after the time at which the Employee is eligible for retirement under the Retirement Plan of Marathon Oil Company, the Marathon Petroleum Company LLC Retirement Plan, or a successor thereto, as applicable.  However, the term Retirement does not include (i) an event immediately following which the Participant remains an Employee, or (ii) a termination that does not coincide with the Employee’s retirement under the Retirement Plan of Marathon Oil Company, the Marathon Petroleum Company LLC Retirement Plan, or a successor thereto, as applicable.

“Stock Appreciation Right” or “SAR” means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified Grant Price.

“Stock Award” means an Award in the form of, or denominated in, or by reference to, shares of Common Stock, including an award of Restricted Stock.

“Subsidiary” means (i) in the case of a corporation, any corporation of which the Corporation directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the stockholders of such corporation and (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Corporation directly or indirectly owns 50% or more of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

4.             Eligibility.

(a)          Employees. Employees eligible for the grant of Employee Awards under this Plan are those selected by the Committee.

(b)          Directors. Members of the Board eligible for the grant of Director Awards under this Plan are those who are Non-employee Directors.

5.             Common Stock Available for Awards. Subject to the provisions of paragraph 16 hereof, no Award shall be granted if it shall result in the aggregate number of shares of Common Stock issued under the Plan plus the number of shares of Common Stock covered by or subject to Awards then outstanding (after giving effect to the grant of the Award in question) to exceed 17,000,000 shares. No more than 6,000,000 shares of Common Stock shall be available for Awards other than Options or SARs. The number of shares of Common Stock that are the subject of Awards under this Plan that are forfeited, terminated or expire unexercised shall again immediately become available for Awards hereunder. Notwithstanding the foregoing, in the case of any SAR settled upon exercise by delivery of shares of Common Stock, the full number of shares with respect to which the SAR was exercised shall count against the number of shares of Common Stock reserved for issuance and shall not again become available under this Plan. The number of shares of Common Stock reserved for issuance under the Plan shall not be increased by (i) any shares tendered or Award surrendered in connection with the purchase of shares of Common Stock upon the exercise of an Option as described in paragraph

12, or (ii) any shares of Common Stock deducted from an Award payment in connection with the Corporation’s tax withholding obligations as described in paragraph 13 or (iii) any shares of Common Stock purchased by the Corporation with proceeds collected in connection with the exercise of an Option. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Corporation shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6.             Administration.

(a)          Authority of the Committee. This Plan shall be administered by the Committee except as otherwise provided herein. Subject to the provisions hereof, the Committee shall have full and exclusive power and authority to administer this Plan and to take all actions that are specifically contemplated hereby or are necessary or appropriate in connection with the administration hereof. The Committee shall also have full and exclusive power to interpret this Plan and to adopt such rules, regulations and guidelines for carrying out this Plan as it may deem necessary or proper, all of which powers shall be exercised in the best interests of the Corporation and in keeping with the objectives of this Plan. Subject to paragraph 6(d) hereof, the Committee may, in its discretion, provide for the extension of the exercisability of an Employee Award, accelerate the vesting or exercisability of an Employee Award or otherwise amend or modify an Employee Award in any manner that is (i) not adverse to the Participant to whom such Employee Award was granted, (ii) consented to by such Participant or (iii) authorized by paragraph 16(c) hereof; provided, however, that no such action shall permit the term of any Option to be greater than 10 years from the applicable Grant Date. The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further the Plan purposes. Any decision of the Committee, with respect to Employee Awards, in the interpretation and administration of this Plan shall lie within its sole and absolute discretion and shall be final, conclusive and binding on all parties concerned.

(b)          Indemnification. No member of the Committee or officer of the Corporation to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Corporation in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

(c)           Authority of the Board. The Board shall have the same powers, duties, and authority to administer the Plan with respect to Director Awards as the Committee retains with respect to Employee Awards as described above.

(d)          Prohibition on Repricing of Awards. No Option or SAR may be repriced, replaced, regranted through cancellation or modified without stockholder approval (except in connection with a change in the Corporation’s capitalization or a transaction as contemplated in paragraph 16 hereof), if the effect would be to reduce the Grant Price for the shares underlying such Award.

7.             Delegation of Authority. The Committee may delegate to the Chief Executive Officer and to other senior officers of the Corporation its authority under this Plan pursuant to such conditions or limitations as the Committee may establish with respect to Employee Awards. The Board may delegate to the Chief Executive Officer and to other senior officers of the Corporation its administrative functions under this Plan with respect to Director Awards. The Committee and Board, as applicable, may engage or authorize the engagement of a third party administrator to carry out administrative functions under the Plan.

8.             Employee Awards.

(a)           The Committee shall determine the type or types of Employee Awards to be made under this Plan and shall designate from time to time the Employees who are to be the recipients of such Awards. Each Employee Award shall be evidenced in such communications as the Committee deems appropriate, including in an Employee Award Agreement, shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion, and may be signed by an Authorized Officer for and on behalf of the Corporation. Employee Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. Employee Awards may also be granted in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other employee plan of the Corporation or any of its Subsidiaries, including the plan of any acquired entity. All or part of an Award may be subject to conditions established by the Committee. Upon the termination of employment by a Participant who is an Employee, any unexercised, deferred, unvested or unpaid Awards shall be treated as provided in the terms and conditions of the applicable Award.

(i)           Option. An Employee Award may be in the form of an Option. An Option awarded to an Employee pursuant to this Plan may consist of either an Incentive Stock Option or a Nonqualified Stock Option. On the Grant Date, the Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that “reload” the option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded to Employees pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Committee.

(ii)          Stock Appreciation Rights. An Employee Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The holder of a tandem SAR may elect to exercise either the option or the SAR, but not both. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that “reload” the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any SARs awarded to Employees pursuant to this Plan, including the Grant Price, the term of any SARs and the date or dates upon which they become exercisable, shall be determined by the Committee.

(iii)         Stock Award. An Employee Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Award, including, but not limited to, vesting or other restrictions, shall be determined by the Committee. Any Stock Award settled in Common Stock that (a) is not a Performance Award shall have a minimum Restriction Period of three years from the date of grant or (b) is a Performance Award shall have a minimum Restriction Period of one year from the date of grant; provided, however, that (1) the Committee may provide for earlier vesting upon a change in control or upon an Employee’s termination of employment by reason of death, Disability or Retirement, (2) such three-year or one-year minimum Restriction Period, as applicable, shall not apply to a Stock Award that is granted in lieu of salary or bonus, and (3) vesting of a Stock Award may occur incrementally over the three-year or one-year minimum Restriction Period, as applicable.

(iv)         Restricted Stock Unit Awards. An Employee Award may be in the form of a Restricted Stock Unit Award. The terms, conditions and limitations applicable to a Restricted Stock Unit Award, including, but not limited to, the Restriction Period and the right to Dividend Equivalents, shall be determined by the Committee. Any Restricted Stock Unit Award settled in Common Stock that (a) is not a Performance Award shall have a minimum Restriction Period of three years from the date of grant or (b) is a Performance Award shall have a minimum Restriction Period of one year from the date of grant; provided, however, that (1) the Committee may provide for earlier vesting upon a change in control or upon an Employee’s termination of employment by reason of death, Disability or Retirement, (2) such three-year or one-year minimum Restriction Period, as applicable, shall not apply to a Restricted Stock Unit Award that is granted in lieu of salary or bonus, and (3) vesting of a Restricted Stock Unit Award may occur incrementally over the three-year or one-year minimum Restriction Period, as applicable.

(v)           Cash Award. An Employee Award may be in the form of a Cash Award. The terms, conditions and limitations applicable to any Cash Awards granted to Employees pursuant to this Plan, including, but not limited to, vesting or other restrictions, shall be determined by the Committee.

(vi)         Performance Award. Without limiting the type or number of Employee Awards that may be made under the other provisions of this Plan, an Employee Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to an Employee Award that is a Performance Award shall be determined by the Committee. The Committee shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Employee and/or the portion that may be exercised.

(A)          Nonqualified Performance Awards. Performance Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(B)           Qualified Performance Awards. Performance Awards granted to Employees under the Plan that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established by the Committee prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to the Employee, one or more business segments, units, or divisions of the Corporation, or the Corporation as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal may include one or more of the following:

•      Stock price measures (including but not limited to growth measures and total stockholder return);

•      Earnings per share (actual or targeted growth);

•      Earnings before interest, taxes, depreciation, and amortization (“EBITDA”);

•      Economic value added (“EVA”);

•      Net income measures (including but not limited to income after capital costs and income before or after taxes);

•      Operating income;

•      Cash flow measures;

•      Return measures (including but not limited to return on capital employed);

•      Operating measures (including but not limited to refinery throughput, oil and gas reserves, and production);

•      Expense targets (including but not limited to finding and development costs and general and administrative expenses);

•      Margins;

•      Reserve replacement ratio, reserve additions, or other reserve level measures;

•      Refined product measures; and

•      Corporate values measures (including but not limited to diversity commitment, ethics compliance, environmental, and safety).

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and Qualified Performance Awards, it is the intent of the Plan to conform with the standards of Section 162(m) of the Code and Treasury Regulation §1.162-27(e)(2)(i), as to grants to those Employees whose compensation is, or is likely to be, subject to Section 162(m) of the Code, and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Qualified Performance Awards made pursuant to this Plan shall be determined by the Committee.

(b)           Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to any Employee Awards made hereunder:

(i)            no Employee may be granted, during any calendar year, Employee Awards consisting of Options or SARs that are exercisable for more than 3,000,000 shares of Common Stock;

(ii)           no Employee may be granted, during any calendar year, Employee Awards consisting of Stock Awards or Restricted Stock Units covering or relating to more than 1,000,000 shares of Common Stock (the limitation set forth in this clause (ii) and the limitation set forth in clause (i) above being hereinafter collectively referred to as “Stock Based Awards Limitations”); and

(iii)          no Employee may be granted Qualified Performance Awards consisting of cash in respect of any calendar year having a maximum payment value determined on the Grant Date in excess of $20,000,000.

9.             Director Awards. The Board may grant Director Awards to the Non-employee Directors of the Corporation from time to time in accordance with this paragraph 9. Director Awards may consist of those listed in this paragraph 9 and may be granted singly, in combination or in tandem. Each Director Award may, in the discretion of the Board, be embodied in a Director Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Board in its sole discretion.

(a)          Option. A Director Award may be in the form of an Option. An Option awarded to a Non-employee Director pursuant to this Plan may consist of a Nonqualified Stock Option. On the Grant Date, the Grant Price of an Option shall be not less than the Fair Market Value of the Common Stock subject to such Option. The term of the Option shall extend no more than 10 years after the Grant Date. Options may not include provisions that “reload” the option upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded to Non-employee

Directors pursuant to this Plan, including the Grant Price, the term of the Options, the number of shares subject to the Option and the date or dates upon which they become exercisable, shall be determined by the Board.

(b)          Stock Appreciation Rights. A Director Award may be in the form of an SAR. On the Grant Date, the Grant Price of an SAR shall be not less than the Fair Market Value of the Common Stock subject to such SAR. The holder of a tandem SAR may elect to exercise either the option or the SAR, but not both. The exercise period for an SAR shall extend no more than 10 years after the Grant Date. SARs may not include provisions that “reload” the SAR upon exercise. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any SARs awarded to Non-employee Directors pursuant to this Plan, including the Grant Price, the term of any SARs and the date or dates upon which they become exercisable, shall be determined by the Board.

(c)           Stock Awards. A Director Award may be in the form of a Stock Award. Terms, conditions and limitations applicable to any Stock Awards granted to a Non-employee Director pursuant to this Plan shall be determined by the Board.

(d)          Restricted Stock Unit Awards. A Director Award may be in the form of a Restricted Stock Unit Award. The terms, conditions and limitations applicable to a Restricted Stock Unit Award, including, but not limited to, the Restriction Period and the right to Dividend Equivalents, shall be determined by the Board.

(e)           Performance Awards. Without limiting the type or number of Director Awards that may be made under the other provisions of this Plan, a Director Award may be in the form of a Performance Award. Terms, conditions and limitations applicable to any Performance Awards granted to a Non-employee Director pursuant to this Plan shall be determined by the Board. The Board shall set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Non-employee Director.

10.          Non-United States Participants. The Committee may grant awards to persons outside the United States under such terms and conditions as may, in the judgment of the Committee, be necessary or advisable to comply with the laws of the applicable foreign jurisdictions and, to that end, may establish sub-plans, modified option exercise procedures and other terms and procedures. Notwithstanding the above, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act, the Code, any securities law, any governing statute, or any other applicable law.

11.          Payment of Awards.

(a)          General. Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Administrator shall determine, including, but not limited to, in the case of Common Stock, restrictions on transfer and forfeiture provisions. For an Award of Restricted Stock, the certificates evidencing the shares of such Restricted Stock (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. For an Award of Restricted Stock Units, the shares of Common Stock that may be issued at the end of the Restriction Period shall be evidenced by book entry registration or in such other manner as the Administrator may determine.

(b)          Deferral. With the approval of the Administrator, amounts payable in respect of Awards may be deferred and paid either in the form of installments or as a lump-sum payment; provided, however, that if deferral is permitted, each provision of the Award shall be interpreted to permit the deferral only as allowed in compliance with the requirements of Section 409A of the Code, and any provision that would conflict with such requirements shall not be valid or enforceable. The Administrator may permit selected Participants to elect to defer payments of some or all types of Awards in accordance with procedures established by the Administrator. Any deferred payment pursuant to an Award, whether elected by the Participant or specified by the Award Agreement or the terms of the Award or by the Administrator, may be forfeited if and to the extent that the Award Agreement or the terms of the Award so provide.

(c)           Dividends and Interest. Rights to (i) dividends will be extended to and made part of any Stock Award and (ii) Dividend Equivalents may be extended to and made part of any Restricted Stock Unit, subject in each case to such terms, conditions and restrictions as the Administrator may establish. The Administrator may also establish rules and procedures for the crediting of interest on deferred cash payments for Awards.

12.          Option Exercise. The Grant Price shall be paid in full at the time of exercise in cash or, if elected by the Participant, the Participant may purchase such shares by means of tendering Common Stock or surrendering another Award, including Restricted Stock, valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee shall determine acceptable methods for Participants to tender Common Stock or other Awards; provided that any Common Stock that is or was the subject of an Award may be so tendered only if it has been held by the Participant for at least six months. The Committee may provide for procedures to permit the exercise or purchase of such Awards by use of the proceeds to be received from the sale of Common Stock issuable pursuant to an Award (including “cashless exercise”). Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of an Option, a number of the shares issued upon the exercise of the Option, equal to the number of shares of Restricted Stock used as consideration thereof, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee. The Committee may adopt additional rules and procedures regarding the exercise of Options from time to time, provided that such rules and procedures are not inconsistent with the provisions of this paragraph.

13.          Taxes. The Corporation or its designated third party administrator shall have the right to deduct applicable taxes from any Employee Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes or other amounts required by law or to take such other action as may be necessary in the opinion of the Corporation to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Corporation of shares of Common Stock theretofore owned by the holder of the Employee Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

14.          Amendment, Modification, Suspension or Termination of the Plan. The Committee may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) any amendment, modification, suspension, or termination of paragraph 9 of this Plan shall be approved by the Board, (ii) no amendment or alteration that would adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (iii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Corporation to the extent such approval is required by applicable legal requirements or the requirements of the securities exchange on which the Corporation’s stock is listed.

15.          Assignability. Unless otherwise determined by the Administrator and expressly provided in the Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution. The Administrator may, in its sole discretion, permit a Participant to designate a beneficiary with respect to an Award, and in the event that a beneficiary designation conflicts with an assignment by will, the beneficiary designation will prevail. The Administrator may prescribe and include in applicable Award Agreements or the terms of the Award other restrictions on transfer. In no event may an Option or SAR be transferred for consideration. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 15 shall be null and void.

16.          Adjustments.

(a)           The existence of outstanding Awards shall not affect in any manner the right or power of the Corporation or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Corporation or its business or any merger or consolidation of the Corporation, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the existing Common Stock) or the dissolution or liquidation of the Corporation, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b)           In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards, including, without limitation, Options, in the form of Common Stock or units denominated in Common Stock, (iii) the Grant Price or other price in respect of such Awards, (iv) the appropriate Fair Market Value and other price determinations for such Awards, and (v) the Stock Based Awards Limitations shall each be proportionately adjusted by the Board as appropriate to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Corporation, any consolidation or merger of the Corporation with another corporation or entity, the adoption by the Corporation of any plan of exchange affecting Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Board shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards, including, without limitation, Options, in the form of Common Stock or units denominated in Common Stock, (ii) the Grant Price or other price in respect of such Awards, (iii) the appropriate Fair Market Value and other price determinations for such Awards, and (iv) the Stock Based Awards Limitations to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without increasing, the value of such Awards.

(c)           In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board may make such adjustments to Awards or other provisions for the disposition of Awards as it deems equitable, and shall be authorized, in its discretion, (1) to provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Section 424(a) of the Code applies, (2) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction, or (3) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or SARs shall be the excess of the Fair Market Value of Common Stock on such date over the Grant Price of such Award.

17.          Restrictions. No Common Stock or other form of payment shall be issued with respect to any Award unless the Corporation shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Administrator may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

18.          Unfunded Plan. Insofar as it provides for Awards of cash, Common Stock or rights thereto, this Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Corporation shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Corporation, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Corporation to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Corporation shall be deemed to be secured by any pledge or other encumbrance on any property of the Corporation. Neither the Corporation nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

19.          Section 409A of the Code. It is intended that any Awards under the Plan satisfy the requirements of Section 409A of the Code to avoid imposition of applicable taxes thereunder. Thus, notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under the Plan would result in the imposition of an applicable tax under Section 409A of the Code and related regulations and Treasury pronouncements, that Plan provision or Award will be reformed to avoid imposition of the applicable tax and no action taken to comply with Section 409A shall be deemed to adversely affect the Participant’s rights to an Award.

20.          Right to Employment. Nothing in the Plan or an Award Agreement shall interfere with or limit in any way the right of the Corporation to terminate any Participant’s employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Corporation.

21.          Successors. All obligations of the Corporation under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Corporation, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Corporation.

22.          Governing Law. This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Texas.

23.          Effectiveness. The Plan was approved by the Board on February 28, 2007. The Plan will be submitted to the stockholders of the Corporation for approval at the 2007 annual meeting of stockholders and, if approved, will become effective as of March 1, 2007. If the stockholders of the Corporation should fail to so approve this Plan at such meeting, this Plan shall terminate and cease to be of any further force or effect, and all grants of Awards hereunder, if any, shall be null and void.

APPENDIX II

Marathon Oil Corporation

Audit Committee Policy

For

Pre-Approval of Audit, Audit-Related, Tax and Permissible Non-Audit Services

Statement of Purpose and Scope

The purpose of this policy is to provide procedures to comply with Section 202 of the Sarbanes-Oxley Act of 2002 regarding pre-approval of all audit, audit-related, tax and permissible non-audit services provided by Marathon Oil Corporation’s independent auditor. All audit, audit-related, tax and permissible non-audit services, except as noted under the de minimus exception herein, for Marathon Oil Corporation and its consolidated entities (collectively, the “Company”) requires pre-approval by the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) prior to commencement of such services from the Company’s independent auditor.

Procedures

The following procedures will be followed for pre-approving all audit, audit-related, tax and permissible non-audit services.

1.     In accordance with Section 202 of the Sarbanes-Oxley Act of 2002, the Committee shall pre-approve all audit, audit-related, tax and permissible non-audit services, other than as provided under the de minimus exception below. The appendices to this policy describe the audit (Appendix A), audit-related (Appendix B), tax (Appendix C) and permissible non-audit (Appendix D) services that shall be pre-approved by the Committee.

2.     The Committee may pre-approve any audit, audit-related, tax and permissible non-audit services up to one year in advance for the ensuing year.

3.     The Committee may pre-approve services by specific categories pursuant to a forecasted budget.

4.     In the fourth quarter of each year, the Chief Financial Officer (“CFO”) shall present a forecast of audit, audit-related, tax and permissible non-audit services for the ensuing year to the Committee for approval. Throughout the next year on an “as needed” basis, the CFO shall, in coordination with the independent auditor, provide an updated budget of audit, audit-related, tax and permissible non-audit services to the Committee.

5.     Audit Services.

a.    The annual audit services engagement terms and fees will be subject to the specific pre-approval of the Committee. The Committee will approve, if necessary, any changes in terms, conditions and fees resulting from changes in audit scope, Company structure or other matters.

b.    In addition to the annual audit services approved by the Committee, the Committee may grant pre-approval for other audit services, which are those services that only the independent auditor can provide. The Committee shall pre-approve the audit services listed in Appendix A. All other audit services not listed on Appendix A must be separately pre-approved by the Committee.

6.     Audit-Related Services. Audit-related services are services reasonably related to the performance of the audit or review of the Company’s financial statements and that are traditionally performed by the independent auditor. The Committee believes that the performance of audit-related services does not impair the independence of the auditor and has approved the audit-related services listed in Appendix B. All other audit-related services not listed on Appendix B must be separately pre-approved by the Committee.

7.     Tax Services. Tax services include services such as tax compliance, tax planning and tax advice. The Committee believes that the performance of tax services does not impair the independence of the auditor and shall pre-approve the tax services listed in Appendix C. All tax services not listed on Appendix C must be separately pre-approved by the Committee.

8.     Permissible Non-Audit Services. Permissible non-audit services are services that are not prohibited services as set forth in Exhibit 1 hereto. The Committee believes that the performance of permissible non-audit services does not impair the independence of the auditor and shall pre-approve the services listed in Appendix D. All permissible non-audit services not listed on Appendix D must be separately pre-approved by the Committee.

De Minimus Exception

The pre-approval requirement for permissible non-audit services provided above is waived, provided the following criteria are satisfied:

1.     the aggregate amount of all such services provided to the Company constitutes not more than 5 percent of the total amount of revenues paid by the Company to the independent auditor during the fiscal year in which the permissible non-audit services are provided;

2.     such services were not recognized by the Company at the time of the engagement to be non-audit services; and

3.     such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members or the Committee who are members of the Board to whom authority to grant such approvals has been delegated by the Committee.

Notwithstanding this de minimus exception, it is the intent of the Committee that standard practice will be to pre-approve all permissible non-audit services.

Delegation

1.     The Committee may delegate to one or more designated members of the Committee who are independent directors of the Board, the authority to grant pre-approvals required herein. The decisions of any member to whom authority is delegated to pre-approve an activity hereunder shall be presented to the full Committee at each of its scheduled meetings.

2.     Pursuant to the above authority, the Committee hereby delegates pre-approval authority of up to $500,000 to the Chair of the Committee for unbudgeted items. The Chair shall report the items pre-approved under this delegation of authority at the next scheduled Committee meeting.

3.     The Committee does not delegate to management any of its responsibilities to pre-approve services performed by the independent auditor.

Supporting Documentation

When requested by the Committee, the independent auditor shall provide detailed supporting documentation for each service provided hereunder.

Appendix A

Audit Services

The following audit services are subject to pre-approval by the Audit Committee.

•      Financial Statement Audit — Statutory audits or financial audits for the Company, and subsidiaries and affiliates thereof.

•      Regulatory Financial Filings — Services related to 1933 and 1934 Act filings with the SEC (e.g., registration statements, and current and periodic reports), including issuance of comfort letters, review of documents, consents, and assistance in responding to SEC comment letters.

•      Attest Services Required by Statute or Regulation — Attestation services required by statute or regulation including, without limitation, the report on the entity’s internal controls as specified in Section 404 of the Sarbanes-Oxley Act of 2002.

Appendix B

Audit-Related Services

The following audit-related services are subject to pre-approval by the Audit Committee.

•      Employee Benefit Plan Audits — Audit of pension and other employee benefit plans.

•      Financial Due Diligence — Assistance in financial due diligence with respect to pre- and post-business combinations, including review of financial statements,

financial data and records, and discussions with Company or counter-party finance and accounting personnel regarding, among other things, purchase accounting issues.

•      Application and General Control Reviews — Review of information technology and general controls related to specific applications, including overall general computer controls, excluding those that are a part of the financial statement audit.

•      Consultations regarding GAAP — Consultations by the Company’s management as to the accounting or disclosure treatment of transactions or events and/or the actual impact of final or proposed rules, standards or interpretations by the SEC, FASB, or other regulatory or standard setting bodies.

•      Attestation — Attestation and agreed-upon procedures engagements not required by statute or regulation.

•      Other Audits — Subsidiary, equity investee or other related entity audits or audits of pools of assets not required by statute or regulation that are incremental to the audit of the consolidated financial statements.

Appendix C

Tax Services

The following tax services are subject to pre-approval by the Audit Committee.

•      Federal and State Tax Compliance — Preparation and/or review of tax returns, including sales and use tax, excise tax, income tax, and property tax. Consultation regarding applicable handling of items for tax returns, required disclosures, elections, and filing positions available to the Company.

•      International Tax Compliance — Preparation and review of income, local, VAT, and GST tax returns. Consultation regarding appropriate handling of items on the returns, required disclosures, elections and filing positions available to the Company. Preparation or review of U.S. filing requirements for foreign corporations.

•      Federal and State Tax Consulting — Assistance with tax audits. Responding to requests from the Company’s tax organization regarding technical interpretations, applicable laws and regulations, and tax accounting. Tax advice on mergers, acquisitions, and restructurings.

•      International Tax Consulting — Assistance with tax examinations. Advice on various matters including foreign tax credit, foreign income tax, tax accounting, foreign earnings and profits, U.S. treatment of foreign subsidiary income, VAT, GST, excise tax or equivalent taxes in the jurisdiction. Tax advice on restructurings, mergers and acquisitions.

•      Transfer Pricing — Advice and assistance with respect to transfer pricing matters, including preparation of reports used by the Company to comply with taxing authority documentation requirements regarding royalties and inter-company pricing and assistance with tax exemptions.

•      Customs and Duties — Compliance reviews and advice on compliance in the areas of tariffs and classification, origin, pricing, and documentation. Assistance with customs audits.

•      Expatriate Tax Services — Preparation of individual income tax returns, advice on impact of changes in local tax laws and consequences of changes in compensation programs or practices.

•      Executive Tax Services for Calendar Year 2003 Only — Preparation of individual income tax returns, and advice on impact of changes in federal, state and local tax laws.

Appendix D

Permissible Non-Audit Services

The following permissible non-audit services are subject to pre-approval by the Audit Committee.

•      Assistance with preparation of statutory financial statements

•      Assistance with filing of statistical information with governmental agencies

•      Accounting research software license

Exhibit 1

Prohibited Services

The independent auditor shall be prohibited from performing the following services:

•      Bookkeeping or other services related to the accounting records or financial statements of the audit client;

•      Financial information systems design and implementation;

•      Appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•      Actuarial services;

•      Internal audit outsourcing services;

•      Management functions or human resources;

•      Broker or dealer, investment adviser, or investment banking services;

•      Legal services and expert services unrelated to the audit; and

•      Any other service that the Board determines, by regulation, is impermissible.

Marathon Oil Corporation 5555 San Felipe Road Houston, TX 77056

Marathon current report on Form 8-K filed September 7, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 7, 2007

Marathon Oil Corporation (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-5153 (Commission File Number)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

Registrant's telephone number, including area code:        (713) 629-6600

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Items

        As previously reported on April 25, 2007, Marathon Oil Corporation's Board of Directors declared a two-for-one split of Marathon's common stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007 to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date. In addition, shares of common stock issued or issuable for stock-based awards under Marathon's incentive compensation plans were proportionately increased in accordance with the terms of the plans.

        As an aid to investors, Marathon determined to republish each of the following on September 7, 2007, in each case to provide retroactive adjustments to reflect the stock split for all periods presented: (1) the consolidated financial statements which were included in Marathon's annual report on Form 10-K for the year ended December 31, 2006 (the "2006 Form 10-K"); (2) the "Selected Financial Data" included in the 2006 Form 10-K; (3) the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the 2006 Form 10-K; (4) the disclosures under the caption "Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities" in the 2006 Form 10-K, (5) the consolidated financial statements which were included in Marathon's quarterly report on Form 10-Q for the quarter ended March 31, 2007 (the "First Quarter Form 10-Q"); (6) the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the First Quarter Form 10-Q; and (7) the disclosures under the caption "Unregistered Sales of Equity Securities and Use of Proceeds" in the First Quarter Form 10-Q. The republished information is included as Exhibits 99.1 through 99.7 to this report, each of which is incorporated by reference into this Item 8.01. Except for providing revised share and per share disclosures, this report does not update the 2006 Form 10-K or the first quarter Form 10-Q or changes since their respective filing dates (e.g., new accounting pronouncements and developments in legal proceedings). Accordingly, this report should be read in conjunction with the 2006 Form 10-K and the First Quarter Form 10-Q and Marathon's subsequently filed quarterly report on Form 10-Q for the period ended June 30, 2007.

Item 9.01 Financial Statements and Exhibits.

(d)
Exhibits

23.1	Consent of PricewaterhouseCoopers LLP
99.1	Republished consolidated financial statements of Marathon Oil Corporation and subsidiaries as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006
99.2	Republished selected financial data of Marathon Oil Corporation
99.3	Republished management's discussion and analysis of financial condition and results of operations
99.4	Republished disclosures regarding market for registrant's common equity and related stockholder matters and issuer purchases of equity securities
99.5
Republished consolidated financial statements of Marathon Oil Corporation and subsidiaries as of June 30, 2007 and December 31, 2006 and for the three- and six-month periods ended June 30, 2006 and 2007
99.6	Republished management's discussion and analysis of financial condition and results of operations
99.7	Republished disclosures regarding unregistered sales of equity securities and use of proceeds

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Oil Corporation
September 7, 2007	By:	Michael K. Stewart
Name: Michael K. Stewart
Title: Vice President, Accounting and Controller

3

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of PricewaterhouseCoopers LLP
99.1	Republished consolidated financial statements of Marathon Oil Corporation and subsidiaries as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006
99.2	Republished selected financial data of Marathon Oil Corporation
99.3	Republished management's discussion and analysis of financial condition and results of operations
99.4	Republished disclosures regarding market for registrant's common equity and related stockholder matters and issuer purchases of equity securities
99.5
Republished consolidated financial statements of Marathon Oil Corporation and subsidiaries as of June 30, 2007 and December 31, 2006 and for the three- and six-month periods ended June 30, 2006 and 2007
99.6	Republished management's discussion and analysis of financial condition and results of operations
99.7	Republished disclosures regarding unregistered sales of equity securities and use of proceeds

4

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements listed below of Marathon Oil Corporation of our report dated February 28, 2007, except for Note 31 as to which the date is September 6, 2007, relating to the financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 8-K:

On Form S-3:		Relating to:
File No.	33-57997	Dividend Reinvestment Plan
	333-88947	Dividend Reinvestment and Direct Stock Purchase Plan
	333-99223	Marathon Oil Corporation Debt Securities, Common Stock, Preferred Stock, Warrants and Stock Purchase Contracts/Units
	333-99223-01	Marathon Financing Trust I
	333-99223-02	Marathon Financing Trust II
	333-144874	Marathon Oil Corporation Debt Securities, Common Stock, Preferred Stock, Warrants and Stock Purchase Contracts/Units
On Form S-8:		Relating to:
File No.	33-56828	Marathon Oil Company Thrift Plan
	333-29699	1990 Stock Plan
	333-29709	Marathon Oil Company Thrift Plan
	333-52751	1990 Stock Plan
	333-86847	1990 Stock Plan
	333-104910	Marathon Oil Corporation 2003 Incentive Compensation Plan
	333-143010	Marathon Oil Corporation 2007 Incentive Compensation Plan

/s/  PRICEWATERHOUSECOOPERS LLP

Houston, Texas
September 6, 2007

Exhibit 99.1

Item 8. Financial Statements and Supplementary Data

    MARATHON OIL CORPORATION

          Index to 2006 Consolidated Financial Statements and Supplementary Data

                   Management's Responsibilities for Financial Statements

    To the Stockholders of Marathon Oil Corporation:

            The accompanying consolidated financial statements of Marathon Oil Corporation and its consolidated subsidiaries ("Marathon") are the responsibility of management and have been prepared in conformity with accounting principles generally accepted in the United States of America. They necessarily include some amounts that are based on best judgments and estimates. The financial information displayed in other sections of Marathon's Annual Report on Form 10-K is consistent with these consolidated financial statements.

            Marathon seeks to assure the objectivity and integrity of its financial records by careful selection of its managers, by organizational arrangements that provide an appropriate division of responsibility and by communications programs aimed at assuring that its policies and methods are understood throughout the organization.

            The Board of Directors pursues its oversight role in the area of financial reporting and internal control over financial reporting through its Audit Committee. This Committee, composed solely of independent directors, regularly meets (jointly and separately) with the independent registered public accounting firm, management and internal auditors to monitor the proper discharge by each of their responsibilities relative to internal accounting controls and the consolidated financial statements.

/s/ CLARENCE P. CAZALOT, JR. Clarence P. Cazalot, Jr. President and Chief Executive Officer	/s/ JANET F. CLARK Janet F. Clark Executive Vice President and Chief Financial Officer	/s/ MICHAEL K. STEWART Michael K. Stewart Vice President, Accounting and Controller

                   Management's Report on Internal Control over Financial Reporting

    To the Stockholders of Marathon Oil Corporation:

            Marathon's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934). An evaluation of the design and effectiveness of our internal control over financial reporting, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, was conducted under the supervision and the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on the results of this evaluation, Marathon's management concluded that its internal control over financial reporting was effective as of December 31, 2006.

            Marathon's management assessment of the effectiveness of Marathon's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ CLARENCE P. CAZALOT, JR. Clarence P. Cazalot, Jr. President and Chief Executive Officer	/s/ JANET F. CLARK Janet F. Clark Executive Vice President and Chief Financial Officer

                   Report of Independent Registered Public Accounting Firm

    To the Stockholders of Marathon Oil Corporation:

            We have completed integrated audits of Marathon Oil Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

                   Consolidated financial statements

            In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Marathon Oil Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

            As discussed in Note 2 to the consolidated financial statements, the Company changed its methods of accounting for purchases and sales of inventory with the same counterparty and defined benefit pension and other postretirement plans in 2006 and its method of accounting for conditional asset retirement obligations in 2005.

                   Internal control over financial reporting

            Also, in our opinion, management's assessment, included in Management's Report on Internal Control over Financial Reporting, appearing herein, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

            A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

            Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    /s/  PRICEWATERHOUSECOOPERS LLP
    Houston, Texas
    February 28, 2007, except for Note 31 as to which the date is September 6, 2007

                   Consolidated Statements of Income

(Dollars in millions, except per share data)	2006	2005	2004

Revenues and other income:
Sales and other operating revenues (including consumer excise taxes)	$57,973	$48,948	$39,172
Revenues from matching buy/sell transactions	5,457	12,636	9,242
Sales to related parties	1,466	1,402	1,051
Income from equity method investments	391	265	167
Net gains on disposal of assets	77	57	36
Gain on ownership change in Marathon Petroleum Company LLC	–	–	2
Other income	85	37	100

Total revenues and other income	65,449	63,345	49,770

Costs and expenses:
Cost of revenues (excludes items shown below)	42,415	37,806	30,700
Purchases related to matching buy/sell transactions	5,396	12,364	9,050
Purchases from related parties	210	225	202
Consumer excise taxes	4,979	4,715	4,463
Depreciation, depletion and amortization	1,518	1,303	1,178
Selling, general and administrative expenses	1,228	1,155	1,021
Other taxes	371	318	282
Exploration expenses	365	217	158

Total costs and expenses	56,482	58,103	47,054

Income from operations	8,967	5,242	2,716
Net interest and other financing costs (income)	(37)	146	162
Loss on early extinguishment of debt	35	–	–
Minority interests in income (loss) of:
Marathon Petroleum Company LLC	–	384	532
Equatorial Guinea LNG Holdings Limited	(10)	(8)	(7)

Income from continuing operations before income taxes	8,979	4,720	2,029
Provision for income taxes	4,022	1,714	735

Income from continuing operations	4,957	3,006	1,294
Discontinued operations	277	45	(33)

Income before cumulative effect of change in accounting principle	5,234	3,051	1,261
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261

Per Share Data
Basic:
Income from continuing operations	$6.92	$4.22	$1.92
Net income	$7.31	$4.26	$1.87
Diluted:
Income from continuing operations	$6.87	$4.19	$1.91
Net income	$7.25	$4.22	$1.86

    The accompanying notes are an integral part of these consolidated financial statements. Amounts for all periods have been restated to reflect the June 18, 2007 two-for-one stock split as discussed in Note 31.

                   Consolidated Balance Sheets

(Dollars in millions, except per share data)	December 31	2006	2005

Assets
Current assets:
Cash and cash equivalents		$2,585	$2,617
Receivables, less allowance for doubtful accounts of $3 and $3		4,114	3,476
Receivables from United States Steel		32	20
Receivables from related parties		63	38
Inventories		3,173	3,041
Other current assets		129	191

Total current assets		10,096	9,383
Investments and long-term receivables, less allowance for doubtful accounts of $9 and $10		1,887	1,864
Receivables from United States Steel		498	532
Property, plant and equipment, net		16,653	15,011
Goodwill		1,398	1,307
Intangible assets, net		180	200
Other noncurrent assets		119	201

Total assets		$30,831	$28,498

Liabilities
Current liabilities:
Accounts payable		$5,586	$5,353
Consideration payable under Libya re-entry agreement		–	732
Payable to United States Steel		13	–
Payables to related parties		264	82
Payroll and benefits payable		409	344
Accrued taxes		598	782
Deferred income taxes		631	450
Accrued interest		89	96
Long-term debt due within one year		471	315

Total current liabilities		8,061	8,154
Long-term debt		3,061	3,698
Deferred income taxes		1,897	2,030
Defined benefit postretirement plan obligations		1,245	1,251
Asset retirement obligations		1,044	711
Payable to United States Steel		7	6
Deferred credits and other liabilities		391	508

Total liabilities		15,706	16,358
Minority interests in Equatorial Guinea LNG Holdings Limited		518	435
Commitments and contingencies
Stockholders' Equity
Common stock issued – 735,703,116 and 733,851,704 shares (par value $1 per share, 1,100,000,000 shares authorized)		736	734
Common stock held in treasury, at cost – 40,161,340 and 359,954 shares		(1,638)	(8)
Additional paid-in capital		4,784	4,744
Retained earnings		11,093	6,406
Accumulated other comprehensive loss		(368)	(151)
Unearned compensation		–	(20)

Total stockholders' equity		14,607	11,705

Total liabilities and stockholders' equity		$30,831	$28,498

    The accompanying notes are an integral part of these consolidated financial statements. Amounts for all periods have been restated to reflect the June 18, 2007 two-for-one stock split as discussed in Note 31.

                   Consolidated Statements of Cash Flows

(Dollars in millions)	2006	2005	2004

Increase (decrease) in cash and cash equivalents
Operating activities
Net income	$5,234	$3,032	$1,261
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on early extinguishment of debt	35	–	–
Cumulative effect of change in accounting principle	–	19	–
Income from discontinued operations	(277)	(45)	33
Deferred income taxes	268	(205)	(62)
Minority interests in income (loss) of subsidiaries	(10)	376	525
Depreciation, depletion and amortization	1,518	1,303	1,178
Pension and other postretirement benefits, net	(404)	71	82
Exploratory dry well costs and unproved property impairments	166	111	68
Net gains on disposal of assets	(77)	(57)	(36)
Equity method investments, net	(200)	(65)	(15)
Changes in the fair value of long-term U.K. natural gas contracts	(454)	386	99
Changes in:
Current receivables	(535)	(1,164)	(691)
Inventories	(133)	(150)	(40)
Current accounts payable and accrued expenses	237	1,065	1,197
All other, net	50	(22)	137

Net cash provided from continuing operations	5,418	4,655	3,736
Net cash provided from discontinued operations	70	83	30

Net cash provided from operating activities	5,488	4,738	3,766

Investing activities
Capital expenditures	(3,433)	(2,796)	(2,141)
Acquisitions	(741)	(506)	–
Disposal of discontinued operations	832	–	–
Proceeds from sale of minority interests in Equatorial Guinea LNG Holdings Limited	–	163	–
Disposal of assets	134	131	76
Restricted cash – deposits	(19)	(54)	(42)
Restricted cash – withdrawals	43	41	34
Investments – loans and advances	(17)	(28)	(160)
– repayments of loans and advances	298	15	15
Investing activities of discontinued operations	(45)	(94)	(106)
All other, net	(7)	1	–

Net cash used in investing activities	(2,955)	(3,127)	(2,324)

Financing activities
Payment of debt assumed in acquisition	–	(1,920)	–
Debt issuance costs	–	–	(4)
Other debt repayments	(501)	(8)	(259)
Issuance of common stock	50	78	1,043
Purchases of common stock	(1,698)	–	–
Excess tax benefits from stock-based compensation arrangements	35	–	–
Dividends paid	(547)	(436)	(348)
Contributions from minority shareholders of Equatorial Guinea LNG Holdings Limited	80	213	95
Distributions to minority shareholder of Marathon Petroleum Company LLC	–	(272)	–

Net cash provided from (used in) financing activities	(2,581)	(2,345)	527

Effect of exchange rate changes on cash	16	(18)	4

Net increase (decrease) in cash and cash equivalents	(32)	(752)	1,973
Cash and cash equivalents at beginning of year	2,617	3,369	1,396

Cash and cash equivalents at end of year	$2,585	$2,617	$3,369

                     The accompanying notes are an integral part of these consolidated financial statements.

                   Consolidated Statements of Stockholders' Equity

	Stockholders' Equity			Shares in thousands
(Dollars in millions, except per share data)	2006	2005	2004	2006	2005	2004

Common stock issued
Balance at beginning of year	$734	$694	$624	733,852	693,436	624,332
Issuances(a)	2	40	70	1,851	40,416	69,104

Balance at end of year	$736	$734	$694	735,703	733,852	693,436

Common stock held in treasury, at cost
Balance at beginning of year	$(8)	$(1)	$(46)	(360)	(69)	(3,489)
Repurchases	(1,698)	(7)	(4)	(41,490)	(21)	(257)
Reissuances for employee stock plans	68	–	49	1,689	(270)	3,677

Balance at end of year	$(1,638)	$(8)	$(1)	(40,161)	(360)	(69)

				Comprehensive Income
				2006	2005	2004

Additional paid-in capital
Balance at beginning of year	$4,744	$3,681	$2,721
Stock issuances(a)	(8)	1,028	948
Stock-based compensation expense	48	35	12

Balance at end of year	$4,784	$4,744	$3,681

Unearned compensation
Balance at beginning of year	$(20)	$(9)	$(9)
Change in accounting principle	20	–	–
Changes during year	–	(11)	–

Balance at end of year	$–	$(20)	$(9)

Retained earnings
Balance at beginning of year	$6,406	$3,810	$2,897
Net income	5,234	3,032	1,261	$5,234	$3,032	$1,261
Dividends paid (per share: $0.76 in 2006, $0.61 in 2005 and $0.51 in 2004)	(547)	(436)	(348)

Balance at end of year	$11,093	$6,406	$3,810

Accumulated other comprehensive loss
Minimum pension liability adjustments:
Balance at beginning of year	$(141)	$(71)	$(93)
Changes during year, net of tax of $74, $42 and $3	114	(70)	22	114	(70)	22
Reclassification to defined benefit postretirement plans	27	–	–

Balance at end of year	$–	$(141)	$(71)
Defined benefit postretirement plans:
Balance at beginning of year	$–	$–	$–
Reclassification from minimum pension liability adjustments	(27)	–	–
Change in accounting principle, net of tax of $289	(348)	–	–

Balance at end of year	$(375)	$–	$–
Deferred gains (losses) on derivative instruments:
Balance at beginning of year	$(5)	$12	$(15)
Reclassification of the cumulative effect adjustment into net income, net of tax of $–, $– and $1	(2)	(2)	(3)	(2)	(2)	(3)
Changes in fair value, net of tax of $1, $3 and $20	4	(15)	(82)	4	(15)	(82)
Reclassification to net income, net of tax of $–, $– and $30	1	–	112	1	–	112

Balance at end of year	$(2)	$(5)	$12
Other:
Balance at beginning of year	$(5)	$(5)	$(4)
Changes during year, net of tax of $8, $– and $–	14	–	(1)	9	–	(1)

Balance at end of year	$9	$(5)	$(5)

Total at end of year	$(368)	$(151)	$(64)

Comprehensive income				$5,360	$2,945	$1,309

Total stockholders' equity	$14,607	$11,705	$8,111

(a) On March 31, 2004, Marathon issued 69,000,000 shares of its common stock at the offering price of $15 per share and recorded net proceeds of $1.004 billion. On June 30, 2005, in connection with the acquisition of Ashland Inc.'s minority interest in Marathon Petroleum Company LLC, Marathon distributed 35,077,630 shares of its common stock valued at $27.23 per share to Ashland's shareholders.

    The accompanying notes are an integral part of these consolidated financial statements. Amounts for all periods have been restated to reflect the June 18, 2007 two-for-one stock split as discussed in Note 31.

Notes to Consolidated Financial Statements

1. Summary of Principal Accounting Policies

Marathon Oil Corporation ("Marathon" or the "Company") is engaged in worldwide exploration, production and marketing of crude oil and natural gas; domestic refining, marketing and transportation of crude oil and petroleum products; and worldwide marketing and transportation of products manufactured from natural gas, such as liquefied natural gas ("LNG") and methanol, and development of other projects to link stranded natural gas resources with key demand areas.

Principles applied in consolidation  –  These consolidated financial statements include the accounts of the businesses comprising Marathon.

        Prior to June 30, 2005, Marathon owned a 62 percent interest in Marathon Petroleum Company LLC ("MPC"). After Marathon acquired the remaining 38 percent interest as described in Note 6, MPC became a wholly owned subsidiary of Marathon. The accounts of MPC are consolidated in these financial statements for all periods presented and the applicable minority interest has been recognized for activity prior to the acquisition date.

        Investments in unincorporated oil and natural gas joint ventures and undivided interests in certain pipelines, natural gas processing plants and LNG tankers are consolidated on a pro rata basis.

        Investments in variable interest entities ("VIEs") for which Marathon is the primary beneficiary are consolidated.

        Investments in entities over which Marathon has significant influence, but not control, are accounted for using the equity method of accounting and are carried at Marathon's share of net assets plus loans and advances. This includes entities in which Marathon holds majority ownership but the minority shareholders have substantive participating rights in the investee. Differences in the basis of the investments and the separate net asset values of the investees, if any, are amortized into net income over the remaining useful lives of the underlying assets, except for the excess related to goodwill. Income from equity method investments represents Marathon's proportionate share of net income generated by the equity method investees.

        Gains or losses from a change in ownership of a consolidated subsidiary or an unconsolidated investee are recognized in net income in the period of change.

Use of estimates  –  The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods.

Income per common share  –  Basic income per share is calculated based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options and warrants and conversion of convertible debt and preferred securities, provided the effect is not antidilutive.

Segment information  –  Marathon's operations consist of three reportable operating segments:

•
Exploration and Production ("E&P") – explores for, produces and markets crude oil and natural gas on a worldwide basis;
•
Refining, Marketing and Transportation ("RM&T") – refines, markets and transports crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and
•
Integrated Gas ("IG") – markets and transports products manufactured from natural gas, such as LNG and methanol, on a worldwide basis, and is developing other projects to link stranded natural gas resources with key demand areas.

        Management has determined that these are its operating segments because these are the components of Marathon (1) that engage in business activities from which revenues are earned and expenses are incurred, (2) whose operating results are regularly reviewed by Marathon's chief operating decision maker ("CODM") to make decisions about resources to be allocated and to assess performance and (3) for which discrete financial information is available. The CODM is responsible for allocating resources to and assessing performance of Marathon's operating segments. Information regarding assets by segment is not presented because it is not reviewed by the CODM. The CODM is the manager over the E&P and IG segments and the manager of the RM&T segment reports to the CODM. The segment managers are responsible for allocating resources within the segments, reviewing financial results of components within the segments and assessing the performance of the components. The components within the segments that are separately reviewed and assessed by the CODM in his role as segment manager are aggregable because they have similar economic characteristics. The CODM reviews the financial results of the RM&T segment at the segment level.

        Segment income represents income from continuing operations, net of minority interests and income taxes, attributable to the operating segments. Marathon's corporate general and administrative costs are not allocated to the operating segments. These costs primarily consist of employment costs (including pension effects), professional services, facilities and other costs associated with corporate activities. Non-cash gains and losses on two long-term natural gas sales contracts in the United Kingdom accounted for as derivative instruments, gains and losses on ownership changes in subsidiaries and certain non-operating or infrequently occurring items (as determined by the CODM) also are not allocated to operating segments. See the reconciliation of segment income to consolidated net income in Note 9.

Revenue recognition  –  Revenues are recognized when products are shipped or services are provided to customers, title is transferred, the sales price is fixed or determinable and collectibility is reasonably assured. Costs associated with revenues are recorded in cost of revenues.

        Marathon recognizes revenues from the production of oil and natural gas when title is transferred. In the continental United States, production volumes of liquid hydrocarbons and natural gas are sold immediately and transported via pipeline. In Alaska and international locations, production volumes may be stored as inventory and sold at a later time. Royalties on the production of oil and natural gas are either paid in cash or settled through the delivery of volumes. Marathon includes royalties in its revenues and cost of revenues when settlement of the royalties is paid in cash, while royalties settled by the delivery of volumes are excluded from revenues and cost of revenues.

        Rebates from vendors are recognized as a reduction of cost of revenues when the initiating transaction occurs. Incentives that are derived from contractual provisions are accrued based on past experience and recognized in cost of revenues.

        Marathon follows the sales method of accounting for crude oil and natural gas production imbalances and would recognize a liability if the existing proved reserves were not adequate to cover the current imbalance situation.

Matching buy/sell transactions  –  In a typical matching buy/sell transaction, Marathon enters into a contract to sell a particular quantity and quality of crude oil or refined product at a specified location and date to a particular counterparty, and simultaneously agrees to buy a particular quantity and quality of the same commodity at a specified location on the same or another specified date from the same counterparty. The value of the purchased volumes rarely equals the sales value of the sold volumes. The value differences between purchases and sales are primarily due to (1) grade/quality differentials, (2) location differentials and/or (3) timing differences in those instances when the purchase and sale do not occur in the same month.

        For the E&P segment, Marathon enters into matching buy/sell transactions to reposition crude oil from one market center to another to maximize the value received for Marathon's crude oil production. For the RM&T segment, Marathon enters into crude oil matching buy/sell transactions to secure the most profitable refinery supply and enters into refined product matching buy/sell transactions to meet projected customer demand and to secure the required volumes in the most cost-effective manner.

        Prior to April 1, 2006, Marathon recorded all such matching buy/sell transactions in both revenues and cost of revenues as separate sale and purchase transactions. Effective April 1, 2006, upon adoption of the provisions of Emerging Issues Task Force ("EITF") Issue No. 04-13, Marathon accounts for matching buy/sell arrangements entered into or modified as exchanges of inventory, except for those arrangements accounted for as derivative instruments.

        A portion of Marathon's matching buy/sell transactions are "nontraditional derivative instruments," which are described below. Effective for contracts entered into or modified on or after April 1, 2006, the income effects of matching buy/sell arrangements accounted for as nontraditional derivative instruments are recognized on a net basis as cost of revenues.

        See Note 2 for further information regarding Marathon's adoption of EITF Issue No. 04-13.

Consumer excise taxes  –  Marathon is required by various governmental authorities, including countries, states and municipalities, to collect and remit taxes on certain consumer products. Such taxes are presented on a gross basis in revenues and costs and expenses in the consolidated statements of income.

Cash and cash equivalents  –  Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with maturities generally of three months or less.

Accounts receivable and allowance for doubtful accounts  –  Marathon's receivables primarily consist of customer accounts receivable, including proprietary credit card receivables. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in Marathon's proprietary credit card receivables. Marathon determines the allowance based on historical write-off experience and the volume of proprietary credit card sales. Marathon reviews the allowance quarterly and past-due balances over 180 days are reviewed individually for collectibility.    All other customer receivables are recorded at the invoiced amounts and generally do not bear interest. Account balances for these customer receivables are charged directly to bad debt expense when it becomes probable the receivable will not be collected.

Inventories  –  Inventories are carried at the lower of cost or market value. Cost of inventories is determined primarily under the last-in, first-out ("LIFO") method. An inventory market valuation reserve results when the recorded LIFO cost basis of crude oil and refined products inventories exceeds net realizable value. The reserve is decreased when market prices increase and inventories turn over and is increased when market prices decrease. Changes in the inventory market valuation reserve result in non-cash charges or credits to costs and expenses.

Traditional derivative instruments  –  Marathon uses derivatives to manage its exposure to commodity price risk, interest rate risk and foreign currency risk.    Management has authorized the use of futures, forwards, swaps and combinations of options, including written or net written options, related to the purchase, production or sale of crude oil, natural gas, refined products and ethanol, the fair value of certain assets and liabilities, future interest expense and certain business transactions denominated in foreign currencies. Changes in the fair values of all traditional derivatives are recognized immediately in net income unless the derivative qualifies as a hedge of future cash flows or certain foreign currency exposures. Cash flows related to derivatives used to manage commodity price risk, interest rate risk and foreign currency exchange rate risk related to operating expenditures are classified in operating activities with the underlying hedged transactions. Cash flows related to derivatives used to manage exchange rate risk related to capital expenditures denominated in foreign currencies are classified in investing activities with the underlying hedged transactions.

        For derivatives qualifying as hedges of future cash flows or certain foreign currency exposures, the effective portion of any changes in fair value is recognized in other comprehensive income and is reclassified to net income when the underlying forecasted transaction is recognized in net income. Any ineffective portion of such hedges is recognized in net income as it occurs. For discontinued cash flow hedges, prospective changes in the fair value of the derivative are recognized in net income. The accumulated gain or loss recognized in other comprehensive income at the time a hedge is discontinued continues to be deferred until the original forecasted transaction occurs. However, if it is determined that the likelihood of the original forecasted transaction occurring is no longer probable, the entire accumulated gain or loss recognized in other comprehensive income is immediately reclassified into net income.

        For derivatives designated as hedges of the fair value of recognized assets, liabilities or firm commitments, changes in the fair values of both the hedged item and the related derivative are recognized immediately in net income with an offsetting effect included in the basis of the hedged item. The net effect is to report in net income the extent to which the hedge is not effective in achieving offsetting changes in fair value.

        Amounts reported in net income are classified as revenues, cost of revenues, depreciation, depletion and amortization or net interest and other financing costs or income based on the nature of the underlying transactions.

        As market conditions change, Marathon may use selective derivative instruments that assume market risk. For derivative instruments that are classified as trading, changes in fair value are recognized immediately in net income and are classified as other income. Any premium received is amortized into net income based on the underlying settlement terms of the derivative position. All related effects of a trading strategy, including physical settlement of the derivative position, are also recognized in net income and classified as other income.

Nontraditional derivative instruments  –  Certain contracts involving the purchase or sale of commodities are not considered normal purchases or normal sales under generally accepted accounting principles and are required to be accounted for as derivative instruments. Marathon refers to such contracts as "nontraditional derivative instruments" because, unlike traditional derivative instruments, nontraditional derivative instruments have not been entered into to manage a risk exposure. Such contracts are recorded on the balance sheet at fair value and changes in fair values are recognized in net income and are classified as either revenues or cost of revenues.

        In the E&P segment, two long-term natural gas delivery commitment contracts in the United Kingdom are classified as nontraditional derivative instruments. These contracts contain pricing provisions that are not clearly and closely related to the underlying commodity and therefore must be accounted for as derivative instruments.

        In the RM&T segment, certain physical commodity contracts are classified as nontraditional derivative instruments because certain volumes under these contracts are physically netted at particular delivery locations. The netting process causes all contracts at that delivery location to be considered derivative instruments. Other physical contracts that management has chosen not to designate as a normal purchase or normal sale, which can include contracts that involve flash title, are also accounted for as nontraditional derivative instruments.

Investment in marketable securities  –  Management determines the appropriate classification of investments in marketable debt and equity securities at the time of acquisition and re-evaluates such designation as of each subsequent balance sheet date. Securities classified as "available for sale" are carried at estimated fair value with unrealized gains and losses, net of tax, recorded as a component of accumulated other comprehensive loss. Marathon holds no securities classified as "held to maturity securities" or "trading securities." Realized and unrealized gains and losses are calculated using the specific identification method.

Property, plant and equipment  –  Marathon uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire mineral interests in oil and natural gas properties, to drill and equip exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs and costs of carrying and retaining unproved properties are expensed. Costs incurred for exploratory wells that find reserves that cannot yet be classified as proved are capitalized if (1) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (2) Marathon is making sufficient progress assessing the reserves and the economic and operating viability of the project. The status of suspended well costs is monitored continuously and reviewed not less than quarterly.

        Capitalized costs of producing oil and natural gas properties are depreciated and depleted by the units-of-production method. Support equipment and other property, plant and equipment are depreciated on a straight line basis over their estimated useful lives.

        Marathon evaluates its oil and gas producing properties for impairment of value on a field-by-field basis or, in certain instances, by logical grouping of assets if there is significant shared infrastructure. Impairment of proved properties is required when the carrying value exceeds undiscounted future net cash flows based on total proved and risk-adjusted probable and possible reserves. Oil and gas producing properties deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows based on total proved and risk-adjusted probable and possible reserves or, if available, comparable market values.

        Marathon evaluates its unproved property investment and impairs based on time or geologic factors in addition to the use of an undiscounted future net cash flow approach. Information such as drilling results, reservoir performance, seismic interpretation or future plans to develop acreage are also considered. Unproved property investments deemed to be impaired are written down to their fair value, as determined by discounted future net cash flows. Impairment expense for unproved oil and natural gas properties is reported in exploration expenses.

        Property, plant and equipment unrelated to oil and gas producing activities is recorded at cost and depreciated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 42 years. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

        When property, plant and equipment depreciated on an individual basis are sold or otherwise disposed of, any gains or losses are reported in net income. Gains on disposal of property, plant and equipment are recognized when earned, which is generally at the time of closing. If a loss on disposal is expected, such losses are recognized when the assets are classified as held for sale. Proceeds from disposal of property, plant and equipment depreciated on a group basis are credited to accumulated depreciation, depletion and amortization with no immediate effect on net income.

Goodwill  –  Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired in the acquisition of a business. Such goodwill is not amortized, but rather is tested for impairment annually and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below carrying value. The impairment test requires allocating goodwill and other assets and liabilities to reporting units. Marathon has determined the components of the E&P segment have similar economic characteristics and therefore aggregates the components into a single reporting unit. The RM&T segment is composed of three reporting units: refining and marketing, pipeline transportation and retail marketing. The fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, including goodwill, then the recorded goodwill is impaired to its implied fair value with a charge to expense.

Intangible assets  –  Intangible assets primarily include retail marketing tradenames, intangible contract rights and marketing branding agreements. Certain of the marketing tradenames have indefinite lives and therefore are not amortized, but rather are tested for impairment annually and when events or changes in circumstances indicate that the fair value of the intangible asset has been reduced below carrying value. The other intangible assets are amortized over their estimated useful lives or the expected lives of the related contracts, as applicable, which range from 2 to 22 years. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows from the use of the asset and its eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

Environmental costs  –  Environmental expenditures are capitalized if the costs mitigate or prevent future contamination or if the costs improve environmental safety or efficiency of the existing assets. Marathon provides for remediation costs and penalties when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. The timing of remediation accruals coincides with completion of a feasibility study or the commitment to a formal plan of action. Remediation liabilities are accrued based on estimates of known environmental exposure and are discounted when the estimated amounts are reasonably fixed and determinable. If recoveries of remediation costs from third parties are probable, a receivable is recorded and is discounted when the estimated amount is reasonably fixed and determinable.

Asset retirement obligations  –  The fair values of asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. For Marathon, asset retirement obligations primarily relate to the abandonment of oil and gas producing facilities. Asset retirement obligations for such facilities include costs to dismantle and relocate or dispose of production platforms, gathering systems, wells and related structures and restoration costs of land and seabed, including those leased. Estimates of these costs are developed for each property based on the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering professionals. Asset retirement obligations have not been recognized for certain of Marathon's international oil and gas producing facilities as Marathon currently does not have a legal obligation associated with the retirement of those facilities.

        Effective December 31, 2005, conditional asset retirement obligations for removal and disposal of fire-retardant material from certain refining facilities have been recognized. The amounts recorded for such obligations are based on the most probable current cost projections. Asset retirement obligations have not been recognized for the removal of materials and equipment from or the closure of certain refinery, pipeline and marketing assets because the fair value cannot be reasonably estimated due to an indeterminate settlement date of the obligation.

        Current inflation rates and credit-adjusted-risk-free interest rates are used to estimate the fair values of asset retirement obligations. Depreciation of capitalized asset retirement costs and accretion of asset retirement obligations are recorded over time. Depreciation is generally determined on a units-of-production basis for oil and gas production facilities and on a straight-line basis for refining facilities, while accretion escalates over the lives of the assets.

Deferred taxes  –  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their tax bases as reported in Marathon's filings with the respective taxing authorities. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include Marathon's expectation to generate sufficient future taxable income including future foreign source income, tax credits, operating loss carryforwards and management's intent regarding the permanent reinvestment of the income from certain foreign subsidiaries.

Pensions and other postretirement benefits  –  Marathon uses a December 31 measurement date for its pension and other postretirement benefit plans.

Stock-based compensation arrangements  –  Marathon adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment," as a revision of SFAS No. 123, "Accounting for Stock-Based Compensation," as of January 1, 2006. Marathon had previously adopted the fair value method under SFAS No. 123 for grants made, modified or settled on or after January 1, 2003.

        The fair value of stock options, stock options with tandem stock appreciation rights ("SARs") and stock-settled SARs ("stock option awards") is estimated on the date of grant using the Black-Scholes option pricing model. The model employs various assumptions, based on management's best estimates at the time of grant, which impact the fair value calculated and ultimately, the expense that is recognized over the life of the stock option award. Of the required assumptions, the expected life of the stock option award and the expected volatility of Marathon's stock price have the most significant impact on the fair value calculation. Marathon has utilized historical data and analyzed current information which reasonably support these assumptions.

        The fair value of Marathon's restricted stock awards and common stock units is determined based on the fair market value of the Company's common stock on the date of grant. Prior to adoption of SFAS No. 123 (Revised 2004), "Share-Based Payment," ("SFAS No. 123(R)") on January 1, 2006, the fair values of Marathon's stock-based performance awards were determined in the same manner as restricted stock awards. Under SFAS No. 123(R), on a prospective basis, these awards are required to be valued utilizing an option pricing model. See Note 2 for further information regarding Marathon's adoption of SFAS No. 123(R). No stock-based performance awards have been granted since May 2004.

        Effective January 1, 2006, Marathon's stock-based compensation expense is recognized based on management's best estimate of the awards that are expected to vest, using the straight-line attribution method for all service-based awards with a graded vesting feature. If actual forfeiture results are different than expected, adjustments to recognized compensation expense may be required in future periods. Unearned stock-based compensation is charged to stockholders' equity when restricted stock awards and stock-based performance awards are granted. Compensation expense is recognized over the balance of the vesting period and is adjusted if conditions of the restricted stock award or stock-based performance award are not met. Options with tandem SARs are classified as a liability and are remeasured at fair value each reporting period until settlement.

        Prior to January 1, 2006, Marathon recorded stock-based compensation expense over the stated vesting period for stock option awards that are subject to specific vesting conditions and specify (1) that an employee vests in the award upon becoming "retirement eligible" or (2) that the employee will continue to vest in the award after retirement without providing any additional service. Under SFAS No. 123(R), from the January 1, 2006 date of adoption, such compensation cost is recognized immediately for awards granted to retirement-eligible employees or over the period from the grant date to the retirement eligibility date if retirement eligibility will be reached during the stated vesting period. See Note 26 for more information on stock-based compensation expense, stock option award, stock-based performance award and restricted stock award activity, valuation assumptions and other information required to be disclosed under SFAS No. 123(R).

Concentrations of credit risk  –  Marathon is exposed to credit risk in the event of nonpayment by counterparties, a significant portion of which are concentrated in energy-related industries. The creditworthiness of customers and other counterparties is subject to continuing review, including the use of master netting agreements, where appropriate. While no single customer accounts for more than 10 percent of annual revenues, Marathon has significant exposures to United States Steel arising from the transaction discussed in Note 3.

Reclassifications  –  Certain reclassifications of prior years' data have been made to conform to 2006 classifications.

2. New Accounting Standards

SFAS No. 158  –  In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106, and 132(R)." This standard requires an employer to: (1) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status; (2) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year (with limited exceptions); and (3) recognize changes in the funded status of a plan in the year in which the changes occur through comprehensive income. The funded status of a plan is measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation and for any other postretirement plan it is the accumulated postretirement benefit obligation. Marathon adopted SFAS No. 158 prospectively as of December 31, 2006 and has recognized the funded status of its plans in the consolidated balance sheet as of that date. The adoption of SFAS No. 158 had no impact on Marathon's measurement date as the Company has historically measured the plan assets and benefit obligations of its pension and other postretirement plans as of December 31. See Note 24 for additional disclosures regarding pensions and other postretirement plans required by SFAS No. 158.

        The following table illustrates the incremental effect of applying SFAS No. 158 on individual line items of the balance sheet as of December 31, 2006.

(In millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158

Prepaid pensions	$229	$(229)	$–
Investments and long-term receivables	1,893	(6)	1,887
Total assets	31,066	(235)	30,831
Payroll and benefits payable	384	25	409
Defined benefit postretirement plan obligations	870	375	1,245
Long-term deferred income taxes	2,183	(286)	1,897
Deferred credits and other liabilities	397	(6)	391
Total liabilities	15,598	108	15,706
Accumulated other comprehensive loss	(25)	(343)	(368)
Total stockholders' equity	$14,950	$(343)	$14,607

SAB No. 108  –  In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Financial Statements – Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how a registrant should quantify the effect of an error in the financial statements for purposes of assessing materiality and requires that the effect be computed using both the current year income statement perspective ("rollover") and the year end balance sheet perspective ("iron curtain") methods for fiscal years ending after November 15, 2006. If a change in the method of quantifying errors is required under SAB No. 108, this represents a change in accounting policy; therefore, if the use of both methods results in a larger, material misstatement than the previously applied method, the financial statements must be adjusted. SAB No. 108 allows the cumulative effect of such adjustments to be made to opening retained earnings upon adoption. Marathon adopted SAB No. 108 for the year ended December 31, 2006, and adoption did not have an effect on Marathon's consolidated results of operations, financial position or cash flows.

EITF Issue No. 06-03  –  In June 2006, the FASB ratified the consensus reached by the EITF regarding Issue No. 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)." Included in the scope of this issue are any taxes assessed by a governmental authority that are imposed on and concurrent with a specific revenue-producing transaction between a seller and a customer. The EITF concluded that the presentation of such taxes on a gross basis (included in revenues and costs) or a net basis (excluded from revenues) is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board ("APB") Opinion No. 22, "Disclosure of Accounting Policies." In addition, the amounts of such taxes reported on a gross basis must be disclosed if those tax amounts are significant. The policy disclosures required by this consensus are included in Note 1 under the heading "Consumer excise taxes" and the taxes reported on a gross basis are presented separately as consumer excise taxes in the consolidated statements of income.

EITF Issue No. 04-13  –  In September 2005, the FASB ratified the consensus reached by the EITF on Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty." The consensus establishes the circumstances under which two or more inventory purchase and sale transactions with the same counterparty should be recognized at fair value or viewed as a single exchange transaction subject to APB Opinion No. 29, "Accounting for Nonmonetary Transactions." In general, two or more transactions with the same counterparty must be combined for purposes of applying APB Opinion No. 29 if they are entered into in contemplation of each other. The purchase and sale transactions may be pursuant to a single contractual arrangement or separate contractual arrangements and the inventory purchased or sold may be in the form of raw materials, work-in-process or finished goods.

        Effective April 1, 2006, Marathon adopted the provisions of EITF Issue No. 04-13 prospectively. EITF Issue No. 04-13 changes the accounting for matching buy/sell arrangements that are entered into or modified on or after April 1, 2006 (except for those accounted for as derivative instruments, which are discussed below). In a typical matching buy/sell transaction, Marathon enters into a contract to sell a particular quantity and quality of crude oil or refined product at a specified location and date to a particular counterparty and simultaneously agrees to buy a particular quantity and quality of the same commodity at a specified location on the same or another specified date from the same counterparty. Prior to adoption of EITF Issue No. 04-13, Marathon recorded such matching buy/sell transactions in both revenues and cost of revenues as separate sale and purchase transactions. Upon adoption, these transactions are accounted for as exchanges of inventory.

        The scope of EITF Issue No. 04-13 excludes matching buy/sell arrangements that are accounted for as derivative instruments. A portion of Marathon's matching buy/sell transactions are "nontraditional derivative instruments," which are discussed in Note 1. Although the accounting for nontraditional derivative instruments is outside the scope of EITF Issue No. 04-13, the conclusions reached in that consensus caused Marathon to reconsider the guidance in EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not "Held for Trading Purposes" as Defined in Issue No. 02-3." As a result, effective for contracts entered into or modified on or after April 1, 2006, the effects of matching buy/sell arrangements accounted for as nontraditional derivative instruments are recognized on a net basis in net income and are classified as cost of revenues. Prior to this change, Marathon recorded these transactions in both revenues and cost of revenues as separate sale and purchase transactions. This change in accounting principle is being applied on a prospective basis because it is impracticable to apply the change on a retrospective basis.

        Transactions arising from all matching buy/sell arrangements entered into before April 1, 2006 will continue to be reported as separate sale and purchase transactions.

        The adoption of EITF Issue No. 04-13 and the change in the accounting for nontraditional derivative instruments had no effect on net income. The amounts of revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

SFAS No. 123 (Revised 2004)  –  In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," as a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." This statement requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the grant date. That cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. In addition, awards classified as liabilities are remeasured at fair value each reporting period. Marathon had previously adopted the fair value method under SFAS No. 123 for grants made, modified or settled on or after January 1, 2003.

        SFAS No. 123(R) also requires a company to calculate the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to adopting the statement. In November 2005, the FASB issued FSP No. 123R-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards," to provide an alternative transition election (the "short-cut method") to account for the tax effects of share-based payment awards to employees. Marathon elected the long-form method to determine its pool of excess tax benefits as of January 1, 2006.

        Marathon adopted SFAS No. 123(R) as of January 1, 2006, for all awards granted, modified or cancelled after adoption and for the unvested portion of awards outstanding at January 1, 2006. At the date of adoption, SFAS No. 123(R) requires that an assumed forfeiture rate be applied to any unvested awards and that awards classified as liabilities be measured at fair value. Prior to adopting SFAS No. 123(R), Marathon recognized forfeitures as they occurred and applied the intrinsic value method to awards classified as liabilities. The adoption did not have a significant effect on Marathon's consolidated results of operations, financial position or cash flows.

SFAS No. 151  –  Effective January 1, 2006, Marathon adopted SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This statement requires that items such as idle facility expense, excessive spoilage, double freight and re-handling costs be recognized as a current-period charge. The adoption did not have a significant effect on Marathon's consolidated results of operations, financial position or cash flows.

SFAS No. 154  –  Effective January 1, 2006, Marathon adopted SFAS No. 154, "Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3." SFAS No. 154 requires companies to recognize (1) voluntary changes in accounting principle and (2) changes required by a new accounting pronouncement, when the pronouncement does not include specific transition provisions, retrospectively to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.

FIN No. 47  –  In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143." This interpretation clarifies that an entity is required to recognize a liability for a legal obligation to perform asset retirement activities when the retirement is conditional on a future event if the liability's fair value can be reasonably estimated. If the liability's fair value cannot be reasonably estimated, then the entity must disclose (1) a description of the obligation, (2) the fact that a liability has not been recognized because the fair value cannot be reasonably estimated and (3) the reasons why the fair value cannot be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Marathon adopted FIN No. 47 as of December 31, 2005. A charge of $19 million, net of taxes of $12 million, related to adopting FIN No. 47 was recognized as a cumulative effect of a change in accounting principle in 2005. At the time of adoption, total assets increased $22 million and total liabilities increased $41 million.

        The pro forma net income and net income per share effect as if FIN No. 47 had been applied during 2005 and 2004 is not significantly different than amounts reported. The following summarizes the total amount of the liability for asset retirement obligations as if FIN No. 47 had been applied during all periods presented. The pro forma impact of the adoption of FIN No. 47 on these unaudited pro forma liability amounts has been measured using the information, assumptions and interest rates used to measure the obligation recognized upon adoption of FIN No. 47.

(In millions)

December 31, 2003	$438
December 31, 2004	527
December 31, 2005	711

SFAS No. 153  –  Marathon adopted SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29," on a prospective basis as of July 1, 2005. This amendment eliminates the APB Opinion No. 29 exception for fair value recognition of nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance.

FSP No. FAS 19-1  –  Effective January 1, 2005, Marathon adopted FSP No. FAS 19-1, "Accounting for Suspended Well Costs," which amended the guidance for suspended exploratory well costs in SFAS No. 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." SFAS No. 19 requires costs of drilling exploratory wells to be capitalized pending determination of whether the well has found proved reserves. When a classification of proved reserves cannot yet be made, FSP No. FAS 19-1 allows exploratory well costs to continue to be capitalized when (1) the well has found a sufficient quantity of reserves to justify completion as a producing well and (2) the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Marathon's accounting policy for suspended exploratory well costs was in accordance with FSP No. FAS 19-1 prior to its adoption. FSP No. FAS 19-1 also requires certain disclosures to be made regarding capitalized exploratory well costs which are included in Note 15.

FSP No. FAS 109-1  –  Effective December 21, 2004, Marathon adopted FSP No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." FSP No. FAS 109-1 states the deduction, signed into law on October 22, 2004, of up to 9 percent (when fully phased-in) of the lesser of (1) "qualified production activities income," as defined in the Act, or (2) taxable income (after the deduction for the utilization of any net operating loss carryforwards) should be accounted for as a special deduction in accordance with SFAS No. 109. Accordingly, Marathon treats the deduction related to production activities income as a special deduction in the years taken.

FSP No. FAS 106-2  –  Effective July 1, 2004, Marathon adopted FSP No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." FSP No. FAS 106-2 includes guidance on recognizing the effects of the new legislation under the various conditions surrounding the assessment of "actuarial equivalence." Marathon has determined, based on available regulatory guidance, that the postretirement plans' prescription drug benefits are actuarially equivalent to the Medicare "Part D" benefit under the Act. The subsidy-related reduction at July 1, 2004 in the accumulated postretirement benefit obligation for the Marathon postretirement benefit plans was $93 million. The combined favorable pretax effect of the subsidy-related reduction for 2004 on the measurement of the net periodic postretirement benefit cost related to service cost, interest cost and actuarial gain amortization was $7 million.

3. Information about United States Steel

The Separation  –  Prior to December 31, 2001, Marathon had two outstanding classes of common stock: USX – Marathon Group common stock, which was intended to reflect the performance of Marathon's energy business, and USX – U.S. Steel Group common stock ("Steel Stock"), which was intended to reflect the performance of Marathon's steel business. On December 31, 2001, in a tax-free distribution to holders of Steel Stock, Marathon exchanged the common stock of United States Steel for all outstanding shares of Steel Stock on a one-for-one basis (the "Separation"). In connection with the Separation, Marathon and United States Steel entered into a number of agreements, including:

Financial Matters Agreement  –  Marathon and United States Steel have entered into a Financial Matters Agreement that provides for United States Steel's assumption of certain industrial revenue bonds and certain other financial obligations of Marathon. The Financial Matters Agreement also provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's discharge from any remaining liability under any of the assumed industrial revenue bonds.

        Under the Financial Matters Agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests. However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed leases, other than extensions set forth in the terms of any of the assumed leases.

        United States Steel is the sole general partner of Clairton 1314B Partnership, L.P., which owns certain cokemaking facilities formerly owned by United States Steel. Marathon has guaranteed to the limited partners all obligations of United States Steel under the partnership documents. The Financial Matters Agreement requires United States Steel to use commercially reasonable efforts to have Marathon released from its obligations under this guarantee. United States Steel may dissolve the partnership under certain circumstances, including if it is required to fund accumulated cash shortfalls of the partnership in excess of $150 million. In addition to the normal commitments of a general partner, United States Steel has indemnified the limited partners for certain income tax exposures.

        The Financial Matters Agreement requires Marathon to use commercially reasonable efforts to assure compliance with all covenants and other obligations to avoid the occurrence of a default or the acceleration of payments on the assumed obligations.

        United States Steel's obligations to Marathon under the Financial Matters Agreement are general unsecured obligations that rank equal to United States Steel's accounts payable and other general unsecured obligations. The Financial Matters Agreement does not contain any financial covenants and United States Steel is free to incur additional debt, grant mortgages on or security interests in its property and sell or transfer assets without Marathon's consent.

Tax Sharing Agreement  –  Marathon and United States Steel have entered into a Tax Sharing Agreement that reflects each party's rights and obligations relating to payments and refunds of income, sales, transfer and other taxes that are attributable to periods beginning prior to and including the Separation date and taxes resulting from transactions effected in connection with the Separation.

        In 2006 and 2005, in accordance with the terms of the Tax Sharing Agreement, Marathon paid $35 million and $6 million to United States Steel in connection with the settlement with the Internal Revenue Service of the consolidated federal income tax returns of USX Corporation for the years 1995 through 2001. The final payment of $13 million to United States Steel related to U.S. federal tax returns under the Tax Sharing Agreement was made in January 2007.

Amounts receivable from or payable to United States Steel arising from the Separation  –  As previously discussed, Marathon remains primarily obligated for certain financings for which United States Steel has assumed responsibility for repayment under the terms of the Separation. When United States Steel makes payments on the principal of these financings, both the receivable from United States Steel and the obligation are reduced.

        At December 31, 2006 and 2005, amounts receivable from or payable to United States Steel included in the consolidated balance sheets were as follows:

(In millions) December 31	2006	2005

Receivables related to debt and other obligations for which United States Steel has assumed responsibility for repayment:
Current	$32	$20
Noncurrent	498	532
Current payable for interest related to tax settlements	13	–
Noncurrent reimbursements payable under nonqualified defined benefit postretirement plans	7	6

        Marathon remains primarily obligated for $34 million of operating lease obligations assumed by United States Steel, of which $31 million has been assumed by third parties that purchased plants and operations divested by United States Steel.

        In addition, Marathon remains contingently liable for certain obligations of United States Steel. See Note 30 for further information regarding these guarantees.

4. Variable Interest Entities

Equatorial Guinea LNG Holdings Limited ("EGHoldings"), in which Marathon holds a 60 percent interest and which was formed for the purpose of constructing and operating an LNG production facility, is a VIE that is consolidated. As of December 31, 2006, total expenditures of $1.363 billion related to the LNG production facility, including $1.300 billion of capital expenditures, have been incurred. The Andersons Marathon Ethanol LLC, a joint venture in which Marathon and its partner each hold a 50 percent interest and which was formed in 2006 for the purpose of constructing and operating one or more ethanol production plants, is a VIE that is not consolidated. As of December 31, 2006, Marathon had contributed $11 million to The Andersons Marathon Ethanol LLC.

5. Related Party Transactions

Related parties during 2006, 2005 and 2004 include:

•
Sociedad Nacional de Gas de Guinea Ecuatorial ("SONAGAS"), which has held a 25 percent ownership interest in EGHoldings, a consolidated subsidiary, since November 14, 2006;
•
Mitsui & Co., Ltd. ("Mitsui") and Marubeni Corporation ("Marubeni"), which have held 8.5 percent and 6.5 percent ownership interests in EGHoldings since July 25, 2005;
•
Compania Nacional de Petroleos de Guinea Ecuatorial ("GEPetrol"), which held a 25 percent ownership interest in EGHoldings until November 14, 2006;
•
Ashland Inc. ("Ashland"), which held a 38 percent ownership interest in MPC, a consolidated subsidiary, until June 30, 2005; and
•
Equity method investees. See "Principal Unconsolidated Investees" on page F-42 for major investees.

Management believes that transactions with related parties were conducted under terms comparable to those with unrelated parties.

        Related party sales to Pilot Travel Centers LLC ("PTC") and Ashland consist primarily of petroleum products. Revenues from related parties were as follows:

(In millions)	2006	2005	2004

Equity method investees:
PTC	$1,420	$1,205	$715
Centennial Pipeline LLC ("Centennial")	28	47	49
Other equity method investees	18	18	13
Ashland	–	132	274

Total	$1,466	$1,402	$1,051

         Purchases from related parties were as follows:

(In millions)	2006	2005	2004

Equity method investees:
LOOP LLC	$54	$49	$44
Centennial	53	73	56
Other equity method investees	103	91	80
Ashland	–	12	22

Total	$210	$225	$202

        Current receivables from related parties were as follows:

(In millions)	December 31	2006	2005

Equity method investees:
PTC		$41	$34
Other equity method investees		9	4
Other related parties		13	–

Total		$63	$38

         Payables to related parties were as follows:

(In millions)	December 31	2006	2005

SONAGAS		$229	$–
GEPetrol		–	57
Equity method investees:
Alba Plant LLC		15	14
Other equity method investees		17	11
Other related parties		3	–

Total		$264	$82

        MPC had a $190 million uncommitted revolving credit agreement with Ashland that terminated in March 2005. Interest paid to Ashland for borrowings under this agreement was less than $1 million in each of 2005 and 2004.

        Cash of $234 million held in escrow for future capital contributions from SONAGAS to EGHoldings is classified as restricted cash and is included in investments and long-term receivables as of December 31, 2006.

6. Acquisitions

Minority interest in MPC  –  On June 30, 2005, Marathon acquired the 38 percent ownership interest in Marathon Ashland Petroleum LLC ("MAP") previously held by Ashland. In addition, Marathon acquired a portion of Ashland's Valvoline Instant Oil Change business, its maleic anhydride business, its interest in LOOP LLC, which owns and operates the only U.S. deepwater oil port, and its interest in LOCAP LLC, which owns a crude oil pipeline. As a result of the transactions (the "Acquisition"), MAP is now wholly owned by Marathon and its name was changed to Marathon Petroleum Company LLC ("MPC") effective September 1, 2005. The Acquisition was accounted for under the purchase method of accounting and, as such, Marathon's results of operations include the results of the acquired businesses from June 30, 2005. The total consideration, including debt assumed, is as follows:

(In millions)

Cash(a)	$487
MPC accounts receivable(a)	911
Marathon common stock(b)	955
Estimated additional consideration related to tax matters	75
Transaction-related costs	10

Purchase price	2,438
Assumption of debt(c)	1,920

Total consideration including debt assumption(d)	$4,358

(a)
The MAP Limited Liability Company Agreement was amended to eliminate the requirement for MPC to make quarterly cash distributions to Marathon and Ashland between the date the principal transaction agreements were signed and the closing of the Acquisition. Cash and MPC accounts receivable above include $506 million representing Ashland's 38 percent of MPC's distributable cash as of June 30, 2005.
(a)
Ashland shareholders received 35.078 million shares valued at $27.23 per share, which was Marathon's average common stock price over the trading days between June 23 and June 29, 2005. The exchange ratio was designed to provide an aggregate number of Marathon shares worth $915 million based on Marathon's average common stock price for each of the 20 consecutive trading days ending with the third complete trading day prior to June 30, 2005.
(a)
Assumed debt was repaid on July 1, 2005.
(a)
Marathon is entitled to certain tax deductions related to businesses previously owned by Ashland. However, pursuant to the terms of the tax matters agreement, Marathon has agreed to reimburse Ashland for a portion of the tax benefits associated with these deductions. This additional consideration will be included in the purchase price as amounts owed to Ashland are identified. During 2006, an additional $17 million was included in the purchase price for such amounts.

        The primary reasons for the Acquisition and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill were:

•
Marathon believed the outlook for the refining and marketing business was attractive in MPC's core areas of operation. Complete ownership of MPC provided Marathon the opportunity to leverage MPC's access to premium U.S. markets where Marathon expected the levels of demand to remain high for the foreseeable future;
•
The Acquisition increased Marathon's participation in the RM&T business without the risks commonly associated with integrating a newly acquired business;
•
MPC provided Marathon with an increased source of cash flow which Marathon believed enhanced the geographical balance in its overall risk portfolio;
•
Marathon anticipated the transaction would be accretive to income per share;
•
The Acquisition eliminated the timing and valuation uncertainties associated with the exercise of the Put/Call, Registration Rights and Standstill Agreement entered into with the formation of MPC in 1998, as well as the associated premium and discount; and
•
The Acquisition eliminated the possibility that a misalignment of Ashland's and Marathon's interests, as co-owners of MPC, could adversely affect MPC's future growth and financial performance.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of June 30, 2005.

(In millions)

Current assets:
Cash and cash equivalents	$518
Receivables	1,080
Inventories	1,866
Other current assets	28

Total current assets acquired	3,492
Investments and long-term receivables	484
Property, plant and equipment	2,671
Goodwill	853
Intangible assets	112
Other noncurrent assets	8

Total assets acquired	$7,620

Current liabilities:
Notes payable	$1,920
Deferred income taxes	669
Other current liabilities	1,686

Total current liabilities assumed	4,275
Long-term debt	16
Deferred income taxes	374
Defined benefit postretirement plan obligations	470
Other liabilities	47

Total liabilities assumed	$5,182

Net assets acquired	$2,438

        The goodwill arising from the purchase price allocation was $853 million, which was assigned to the RM&T segment. None of the goodwill is deductible for tax purposes. Of the $112 million allocated to intangible assets, $49 million was allocated to retail marketing tradenames with indefinite lives.

        The purchase price allocated to equity method investments is $230 million higher than the underlying net assets of the investees. This excess will be amortized over the expected useful lives of the underlying assets except for $144 million of the excess related to goodwill.

Libya re-entry  –  On December 29, 2005, Marathon, in conjunction with its partners in the former Oasis Group, entered into an agreement with the National Oil Corporation of Libya to return to its oil and natural gas exploration and production operations in the Waha concessions in Libya. Marathon holds a 16.33 percent interest in the Waha concessions and was required to cease operations there in 1986 to comply with U.S. government sanctions. Over time, Marathon had written off all its assets in Libya. The re-entry terms include a 25-year extension of the concessions to 2030 through 2034 and payments from Marathon of $520 million and $198 million, which were made in January and December 2006.

        The primary reasons for the transaction and the principal factors that contributed to a purchase price that resulted in the recognition of goodwill include the fact that the re-entry allows Marathon to expand its exploration and production operations without many of the risks commonly associated with integrating a newly acquired business including having a trained workforce in place that has maintained operations and added to the hydrocarbon resource during the absence of Marathon and its partners. The transaction also could assist Marathon in identifying and participating in potential future projects in Libya.

        The operational re-entry date under the terms of the agreement was January 1, 2006; therefore, Marathon's consolidated results of operations for 2005 do not include any results from the operations of the Waha concessions. The transaction was accounted for under the purchase method of accounting.

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed as of December 29, 2005.

(In millions)

Current assets:
Inventories	$10
Other current assets	7

Total current assets acquired	17
Property, plant and equipment	719
Deferred income tax assets	175
Goodwill	309

Total assets acquired	$1,220

Current liabilities:
Accounts payable	$17
Other liabilities	6
Deferred income tax liabilities	479

Total liabilities assumed	$502

Net assets acquired	$718

        The goodwill arising from the purchase price allocation was $309 million, which was assigned to the E&P segment. None of the goodwill is deductible for tax purposes.

        The following unaudited pro forma data is as if the Acquisition and the re-entry to the Libya concessions had been consummated at the beginning of each period presented. The pro forma data is based on historical information and does not reflect the actual results that would have occurred nor is it indicative of future results of operations.

(In millions, except per share amounts)	2005	2004

Revenues and other income	$65,614	$50,670
Income from continuing operations	3,315	1,596
Net income	3,341	1,563
Per share data:
Income from continuing operations – basic	$4.54	$2.25
Income from continuing operations – diluted	$4.51	$2.24
Net income – basic	$4.58	$2.21
Net income – diluted	$4.54	$2.20

7. Discontinued Operations

        On June 2, 2006, Marathon sold its Russian oil exploration and production businesses in the Khanty-Mansiysk region of western Siberia. Under the terms of the agreement, Marathon received $787 million for these businesses, plus preliminary working capital and other closing adjustments of $56 million, for a total transaction value of $843 million. Proceeds net of transaction costs and cash held by the Russian businesses at the transaction date totaled $832 million. A gain on the sale of $243 million ($342 million before income taxes) was reported in discontinued operations for 2006. Income taxes on this gain were reduced by the utilization of a capital loss carryforward as discussed in Note 11. Exploration and Production segment goodwill of $21 million was allocated to the Russian assets and reduced the reported gain. The final adjustment to the sales price is expected to be made in 2007 and could affect the reported gain.

        The activities of the Russian businesses have been reported as discontinued operations in the consolidated statements of income and the consolidated statements of cash flows for all periods presented. Revenues applicable to discontinued operations were $173 million, $325 million and $133 million for 2006, 2005, and 2004. Pretax income from discontinued operations was $45 million and $61 million for 2006 and 2005. There was a pretax loss from discontinued operations of $45 million in 2004.

8. Income per Common Share

        Basic income per share is based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options, provided the effect is not antidilutive.

	2006		2005		2004
(Dollars in millions, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted

Income from continuing operations	$4,957	$4,957	$3,006	$3,006	$1,294	$1,294
Discontinued operations	277	277	45	45	(33)	(33)
Cumulative effect of change in accounting principle	–	–	(19)	(19)	–	–

Net income	$5,234	$5,234	$3,032	$3,032	$1,261	$1,261

Weighted average common shares outstanding	716	716	712	712	673	673
Effect of dilutive securities	–	6	–	6	–	4

Weighted average common shares, including dilutive effect	716	722	712	718	673	677

Per share:
Income from continuing operations	$6.92	$6.87	$4.22	$4.19	$1.92	$1.91

Discontinued operations	$0.39	$0.38	$0.07	$0.06	$(0.05)	$(0.05)

Cumulative effect of change in accounting principle	$–	$–	$(0.03)	$(0.03)	$–	$–

Net income	$7.31	$7.25	$4.26	$4.22	$1.87	$1.86

9. Segment Information

        Revenues by product line were:

(In millions)	2006	2005	2004

Refined products	$45,511	$40,040	$29,780
Merchandise	2,871	2,689	2,489
Liquid hydrocarbons	12,531	16,352	13,727
Natural gas	3,742	3,675	3,266
Transportation and other	241	230	203

Total	$64,896	$62,986	$49,465

        Matching buy/sell transactions by product line included above were:

(In millions)	2006	2005	2004

Refined products	$645	$1,817	$1,226
Liquid hydrocarbons	4,812	10,819	8,016

Total	$5,457	$12,636	$9,242

        Effective January 1, 2006, Marathon revised its measure of segment income to include the effects of minority interests and income taxes related to the segments to facilitate comparison of segment results with Marathon's peers. In addition, the results of activities primarily associated with the marketing of the Company's equity natural gas production, which had been presented as part of the IG segment prior to 2006, are now included in the E&P segment as those activities are aligned with E&P operations. Segment information for all periods presented reflects these changes.

        As discussed in Note 7, the Russian businesses that were sold in June 2006 have been accounted for as discontinued operations. Segment information for all presented periods excludes the amounts for these Russian operations.

(In millions)	Exploration and Production	Refining, Marketing and Transportation	Integrated Gas	Total

2006
Revenues:
Customer	$8,326	$54,471	$179	$62,976
Intersegment(a)	672	16	–	688
Related parties	12	1,454	–	1,466

Segment revenues	9,010	55,941	179	65,130
Elimination of intersegment revenues	(672)	(16)	–	(688)
Gain on long-term U.K. natural gas contracts	454	–	–	454

Total revenues	$8,792	$55,925	$179	$64,896

Segment income	$2,003	$2,795	$16	$4,814
Income from equity method investments	206	145	40	391
Depreciation, depletion and amortization(b)	919	558	9	1,486
Minority interests in loss of subsidiaries	–	–	(10)	(10)
Income tax provision(b)	2,371	1,642	8	4,021
Capital expenditures(c)	2,169	916	307	3,392

2005
Revenues:
Customer	$7,320	$54,414	$236	$61,970
Intersegment(a)	678	198	–	876
Related parties	11	1,391	–	1,402

Segment revenues	8,009	56,003	236	64,248
Elimination of intersegment revenues	(678)	(198)	–	(876)
Loss on long-term U.K. natural gas contracts	(386)	–	–	(386)

Total revenues	$6,945	$55,805	$236	$62,986

Segment income	$1,887	$1,628	$55	$3,570
Income from equity method investments	69	137	59	265
Depreciation, depletion and amortization(b)	794	468	8	1,270
Minority interests in income (loss) of subsidiaries(b)	–	376	(8)	368
Income tax provision (benefit)(b)	1,030	1,007	(7)	2,030
Capital expenditures(c)	1,366	841	571	2,778

2004
Revenues:
Customer	$5,888	$42,435	$190	$48,513
Intersegment(a)	516	152	–	668
Related parties	8	1,043	–	1,051

Segment revenues	6,412	43,630	190	50,232
Elimination of intersegment revenues	(516)	(152)	–	(668)
Loss on long-term U.K. natural gas contracts	(99)	–	–	(99)

Total revenues	$5,797	$43,478	$190	$49,465

Segment income	$1,090	$568	$37	$1,695
Income from equity method investments	17	81	69	167
Depreciation, depletion and amortization(b)	724	416	7	1,147
Minority interests in income (loss) of subsidiaries(b)	–	539	(7)	532
Income tax provision(b)	606	301	19	926
Capital expenditures(c)	840	794	488	2,122

(a)
Management believes intersegment transactions were conducted under terms comparable to those with unrelated parties.
(b)
Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities and other unallocated items and are included in Items not allocated to segments, net of income taxes in the reconciliation below.
(c)
Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities.

        The following reconciles segment income to net income as reported in the consolidated statements of income.

(In millions)	2006	2005	2004

Segment income	$4,814	$3,570	$1,695
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(212)	(377)	(327)
Gain (loss) on long-term U.K. natural gas contracts	232	(223)	(57)
Discontinued operations	277	45	(33)
Gain on disposition of Syria interest	31	–	–
Deferred income taxes – tax legislation changes	21	15	–
0; other adjustments(a)	93	–	–
Loss on early extinguishment of debt	(22)	–	–
Gain on sale of minority interests in EGHoldings	–	21	–
Corporate insurance adjustment	–	–	(17)
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261

(a)
Other deferred tax adjustments in 2006 represent a benefit recorded for cumulative income tax basis differences associated with prior periods.

        The following summarizes revenues from external customers by geographic area.

(In millions)	2006	2005	2004

United States	$59,723	$60,242	$47,354
International	5,173	2,744	2,111

Total	$64,896	$62,986	$49,465

        The following summarizes certain long-lived assets by geographic area, including property, plant and equipment and investments.

(In millions)	2006	2005

United States	$11,401	$10,143
Equatorial Guinea	3,157	3,018
Other international	3,668	3,510

Total	$18,226	$16,671

10. Other Items

    Net interest and other financing costs (income)

(In millions)	2006	2005	2004

Interest and other financial income:
Interest income	$129	$77	$44
Foreign currency gains (losses)	16	(17)	9

Total	145	60	53

Interest and other financing costs:
Interest incurred(a)	245	257	262
(Income) loss from interest rate swaps	16	–	(24)
Interest capitalized	(152)	(83)	(48)

Net interest expense	109	174	190
Net interest expense (income) on tax issues	(11)	22	12
Other	10	10	13

Total	108	206	215

Net interest and other financing costs (income)	$(37)	$146	$162

(a)
Excludes $33 million, $34 million and $40 million paid by United States Steel in 2006, 2005 and 2004 on assumed debt.

Foreign currency transactions  –  Aggregate foreign currency gains (losses) were included in the consolidated statements of income as follows:

(In millions)	2006	2005	2004

Net interest and other financing costs	$16	$(17)	$9
Provision for income taxes	(22)	24	(15)

Aggregate foreign currency gains (losses)	$(6)	$7	$(6)

11. Income Taxes

        Income tax provisions (benefits) were:

	2006			2005			2004
(In millions)	Current	Deferred	Total	Current	Deferred	Total	Current	Deferred	Total

Federal	$1,579	$72	$1,651	$1,225	$14	$1,239	$476	$(20)	$456
State and local	230	30	260	171	12	183	47	1	48
Foreign	1,945	166	2,111	523	(231)	292	274	(43)	231

Total	$3,754	$268	$4,022	$1,919	$(205)	$1,714	$797	$(62)	$735

        A reconciliation of the federal statutory tax rate (35 percent) applied to income from continuing operations before income taxes to the provision for income taxes follows:

(In millions)	2006	2005	2004

Statutory rate applied to income from continuing operations before income taxes	$3,143	$1,652	$710
Effects of foreign operations, including foreign tax credits(a)	888	(39)	10
State and local income taxes net of federal income tax effects	170	119	32
Credits other than foreign tax credits	(2)	(2)	(2)
Domestic manufacturing deduction(b)	(47)	(39)	–
Excess capital losses generated (utilized)	–	23	(4)
Effects of partially owned companies	(6)	(4)	(3)
Adjustment of prior years' federal income taxes(c)	(119)	10	(8)
Other	(5)	(6)	–

Provision for income taxes	$4,022	$1,714	$735

(a)
In 2006, Marathon resumed operations in Libya where the statutory income tax rate is in excess of 90 percent.
(b)
See Note 2 regarding Marathon's adoption of FSP No. FAS 109-1. Marathon has treated the deduction, equal to 3 percent of "qualified production activities income" under the American Jobs Creation Act of 2004, as a special deduction beginning in 2005.
(c)
The 2006 adjustment of prior years' federal income taxes is primarily related to a $93 million credit recorded in the fourth quarter of 2006 as a result of a deferred tax analysis of the tax consequences attributable to prior years' differences between the financial statement carrying amounts of assets and liabilities and their tax bases for U.S. federal income tax purposes.

        Deferred tax assets and liabilities resulted from the following:

(In millions)	December 31	2006	2005

Deferred tax assets:
Employee benefits		$730	$622
Capital loss carryforwards(a)		–	79
Operating loss carryforwards(b)		1,016	754
Derivative instruments		81	181
Foreign tax credits(c)		527	123
Other		200	380
Valuation allowances
Federal(a)(d)		(19)	(120)
State(b)		(59)	(72)
Foreign(e)		(611)	(435)

Total deferred tax assets		1,865	1,512

Deferred tax liabilities:
Property, plant and equipment		2,951	2,867
Inventories		708	762
Investments in subsidiaries and affiliates		552	93
Other		100	108

Total deferred tax liabilities		4,311	3,830

Net deferred tax liabilities		$2,446	$2,318

(a)
Capital loss carryforwards were utilized in conjunction with the sale of Marathon's Russian oil exploration and production businesses in June 2006 as discussed in Note 7. The reversal of the related valuation allowance reduced income taxes attributable to discontinued operations by $79 million.
(b)
For 2006, foreign operating loss carryforwards primarily include $684 million for Norway regular income tax, $1.006 billion for Norway special petroleum tax and $250 million for Angola income tax. The Norway and Angola operating loss carryforwards have no expiration dates. The remainder of foreign carryforwards are in several other foreign jurisdictions and expire in 2007 through 2019. State operating loss carryforwards of $1.352 billion expire in 2007 through 2021. The state operating loss carryforwards primarily relate the period prior to the Separation and are offset by valuation allowances.
(c)
Marathon expects to generate sufficient future taxable income to realize these credits. The ability to realize the benefit of foreign tax credits is based on certain assumptions concerning future operating conditions (particularly as related to prevailing commodity prices), income generated from foreign sources and Marathon's tax profile in the years that such credits may be claimed.
(d)
Federal valuation allowances increased by $63 million in 2005 and decreased by $10 million in 2004. The 2005 increase reflected valuation allowances established for deferred tax assets generated in 2005, primarily related to Marathon's re-entry into Libya of $38 million and excess capital losses related to certain derivative instruments and an asset sale of $30 million.
(e)
Foreign valuation allowances increased by $176 million, $70 million and $82 million in 2006, 2005 and 2004 primarily as a result of net operating loss carryforwards generated in those years in Norway, Angola and several other jurisdictions.

        Net deferred tax liabilities were classified in the consolidated balance sheet as follows:

(In millions)	December 31	2006	2005

Assets:
Other current assets		$4	$14
Other noncurrent assets		78	148
Liabilities:
Current deferred income taxes		631	450
Noncurrent deferred income taxes		1,897	2,030

Net deferred tax liabilities		$2,446	$2,318

        Marathon is continuously undergoing examination of its federal income tax returns by the Internal Revenue Service. Audits of the Company's 1998 through 2003 income tax returns have been completed and agreed upon by all parties. A $46 million refund was received from the 1998 through 2001 audit, $35 million of which was paid to United States Steel in accordance with the tax sharing agreement discussed in Note 3. The audit for tax years 2004 and 2005 commenced in May 2006. Marathon believes it has made adequate provision for federal income taxes and interest which may become payable for years not yet settled. Further, the Company is routinely involved in state and local income tax audits and foreign jurisdiction tax audits. Marathon believes all other audits will be resolved within the amounts paid and/or provided for these liabilities.

        Pretax income from continuing operations included amounts attributable to foreign sources of $3.570 billion in 2006, $1.061 billion in 2005 and $579 million in 2004.

        Undistributed income of certain consolidated foreign subsidiaries at December 31, 2006 amounted to $1.581 billion for which no deferred U.S. income tax provision has been made because Marathon intends to permanently reinvest such income in those foreign operations. If such income was not permanently reinvested, a tax expense of $554 million would have been incurred.

12. Business Transformation

        During 2003, Marathon implemented an organizational realignment plan that included streamlining Marathon's business processes and services, realigning reporting relationships to reduce costs across all organizations, consolidating organizations in Houston, Texas and reducing the workforce. During 2004, Marathon entered into two outsourcing agreements to achieve further business process improvements and cost reductions.

        During 2004, Marathon recorded $43 million of costs as general and administrative expenses related to these business transformation programs. These charges included employee severance and benefit costs, relocation costs and net benefit plans settlement and curtailment losses.

        There were minimal charges to expense during 2005. As of December 31, 2005, no accrual remained related to the business transformation programs. The following table sets forth the significant components and activity in the business transformation programs during 2004.

(In millions)	Accrued January 1	Expense	Noncash Charges	Cash Payments	Accrued December 31

Employee severance and termination benefits	$12	$15	$–	$24	$3
Net benefit plans settlement and curtailment losses	–	20	20	–	–
Relocation costs	5	8	–	11	2
Fixed asset related costs	1	–	–	1	–

Total	$18	$43	$20	$36	$5

13. Inventories

(In millions)	December 31	2006	2005

Liquid hydrocarbons and natural gas		$1,136	$1,093
Refined products and merchandise		1,812	1,763
Supplies and sundry items		225	185

Total (at cost)		$3,173	$3,041

        The LIFO method accounted for 90 percent and 92 percent of total inventory value at December 31, 2006 and 2005. Current acquisition costs were estimated to exceed the LIFO inventory values at December 31, 2006 and 2005 by $1.682 billion and $1.535 billion.

14. Investments and Long-Term Receivables

(In millions)	December 31	2006	2005

Equity method investments:
Alba Plant LLC		$420	$513
Atlantic Methanol Production Company LLC		257	258
Pilot Travel Centers LLC		510	516
LOOP LLC		156	148
Other		196	220
Other investments		34	5
Recoverable environmental costs receivable		54	57
Value-added tax refunds receivable		–	29
Fair value of derivative assets		–	14
Deposits of restricted cash		240	87
Other receivables		20	17

Total		$1,887	$1,864

        Summarized financial information of investees accounted for by the equity method of accounting follows:

(In millions)	2006	2005	2004

Income data – year:
Revenues and other income	$11,873	$10,088	$7,419
Operating income	746	556	434
Net income	710	474	330

Balance sheet data – December 31:
Current assets	$817	$645
Noncurrent assets	3,637	3,598
Current liabilities	755	668
Noncurrent liabilities	1,119	1,477

        Marathon's carrying value of its equity method investments is $250 million higher than the underlying net assets of investees. This basis difference is being amortized into net income over the remaining useful lives of the underlying net assets except for $144 million of the excess related to goodwill.

        Dividends and partnership distributions received from equity method investees (excluding distributions that represented a return of capital previously contributed) were $191 million in 2006, $200 million in 2005 and $152 million in 2004.

15. Property, Plant and Equipment

(In millions)	December 31	2006	2005

Production		$18,894	$17,262
Refining		5,238	4,727
Marketing		2,015	1,895
Transportation		2,173	1,980
Gas liquefaction		1,321	1,067
Other		585	464

Total		30,226	27,395

Less accumulated depreciation, depletion and amortization		13,573	12,384

Net property, plant and equipment		$16,653	$15,011

        Property, plant and equipment includes gross assets acquired under capital leases of $79 million and $78 million at December 31, 2006 and 2005, with related amounts in accumulated depreciation, depletion and amortization of $10 million and $6 million at December 31, 2006 and 2005.

        Deferred exploratory well costs were as follows:

(Dollars in millions) December 31	2006	2005	2004

Amounts capitalized less than one year after completion of drilling	$377	$304	$284
Amounts capitalized greater than one year after completion of drilling	93	59	55

Total deferred exploratory well costs	$470	$363	$339

Number of projects with costs capitalized greater than one year after completion of drilling	3	2	2

        Exploratory well costs capitalized greater than one year after completion of drilling as of December 31, 2006 included $46 million for the Ozona prospect that was primarily incurred in 2001 and 2002, $17 million for the Flathead prospect that was primarily incurred in 2001 and $30 million related to wells in Equatorial Guinea (primarily Corona and Gardenia) that was primarily incurred in 2004. Both Ozona and Flathead are located in the Gulf of Mexico.

        Marathon is continuing to evaluate options to develop the Ozona Prospect. Commercial terms were secured in 2005 after protracted negotiations with offset operators to allow this sub-sea well to be tied back to existing oil and gas infrastructure. A sidetrack well was planned for 2006; however, a deepwater rig could not be obtained due to a partner disposition of interest in the prospect and a shortage of deepwater rigs resulting from hurricane damage in 2005 and increased deepwater drilling activity. During 2006, Marathon continued its efforts to advance the Ozona Prospect by reprocessing existing seismic data to optimize the next well location. Marathon has also continued to actively search for rig availability.

        Technical evaluations are complete on the Flathead Prospect and commercial evaluations continued in 2006. The drilling of this prospect is delayed due to the shortage of available deepwater rigs. Marathon continues to pursue partnering opportunities with other oil and gas companies with deepwater rigs under contract that will ultimately result in a well being drilled by 2008.

        The Equatorial Guinea discovery wells will be part of Marathon's long-term LNG sales strategy. These resources will be developed when the natural gas supply from the nearby Alba Fields starts to decline or additional LNG markets are obtained that require increased natural gas supply.

        The net changes in deferred exploratory well costs were as follows:

(In millions)	Balance at Beginning of Period	Additions	Dry Well Expense	Transfer to Proved Properties	Disposals	Balance at End of Period

Year ended December 31, 2006	$363	$174	$(27)	$(21)	$(19)	$470
Year ended December 31, 2005	339	135	(31)	(80)	–	363
Year ended December 31, 2004	243	239	(54)	(89)	–	339

16. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005, were as follows:

(In millions)	Exploration and Production	Refining, Marketing and Transportation		Total

Balance as of December 31, 2004	$231	$21		$252
Goodwill acquired	315	735		1,050
Other	–	5		5

Balance as of December 31, 2005	546	761		1,307
Adjustments to previously acquired goodwill	(6)	118	(a)	112
Disposals(b)	(21)	–		(21)

Balance as of December 31, 2006	$519	$879		$1,398

(a)
Reflects adjustments related to additional consideration payable and prior period income tax adjustments.
(b)
Exploration and Production segment goodwill allocated to the Russian businesses that were sold in June 2006 as discussed in Note 7.

        The E&P segment tests goodwill for impairment in the second quarter of each year. The RM&T segment tests goodwill for impairment in the fourth quarter of each year. No impairment in the carrying value of goodwill has been identified.

17. Intangible Assets

Intangible assets were as follows:

(In millions) December 31	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

2006
Amortized intangible assets:
Branding agreements	$54	$20	$34
Elba Island delivery rights	42	8	34
Other	103	47	56

Total	$199	$75	$124

Unamortized intangible assets:
Retail marketing tradenames	$49	$–	$49
Other	7	–	7

Total	$56	$–	$56

2005
Amortized intangible assets:
Branding agreements	$51	$16	$35
Elba Island delivery rights	42	6	36
Other	96	36	60

Total	$189	$58	$131

Unamortized intangible assets:
Retail marketing tradenames	$49	$–	$49
Unrecognized prior service costs and other	20	–	20

Total	$69	$–	$69

        Amortization expense related to intangibles during 2006, 2005 and 2004 totaled $19 million, $16 million and $7 million. Estimated amortization expense for the years 2007-2011 is $16 million, $14 million, $13 million, $12 million and $10 million.

18. Derivative Instruments

The following table sets forth quantitative information by category of derivative instrument at December 31, 2006 and 2005. These amounts are reported on a gross basis by individual derivative instrument.

		2006		2005
(In millions)	December 31	Assets(a)	(Liabilities)(a)	Assets(a)	(Liabilities)(a)

Commodity Instruments
Fair value hedges (b):
Exchange traded commodity futures		$–	$(4)	$2	$(2)
Over-the-counter ("OTC") commodity swaps		20	(15)	66	(2)
Non-hedge designation:
Exchange-traded commodity futures		$301	$(258)	$281	$(288)
Exchange-traded commodity options		88	(93)	70	(65)
OTC commodity swaps		44	(34)	105	(99)
OTC commodity options		2	(1)	3	(6)
Nontraditional Instruments
Long-term United Kingdom natural gas contracts (c)		$–	$(60)	$–	$(513)
Physical commodity contracts (d)		46	(64)	71	(62)
Financial Instruments
Fair value hedges:
OTC interest rate swaps (e)		$–	$(22)	$–	$(30)
Cash flow hedges(f):
OTC foreign currency forwards		3	–	–	(2)

(a)
The fair value and carrying value of a derivative instrument are the same. The fair values for OTC commodity positions are determined using option-pricing models or dealer quotes. The fair values of exchange-traded commodity positions are based on market quotes derived from major exchanges. The fair values of interest rate and foreign currency swaps are based on dealer quotes. Marathon's consolidated balance sheet is reported on a net basis by brokerage firm, as permitted by master netting agreements.
(b)
There was no ineffectiveness associated with fair value hedges for 2006 or 2005 because the hedging instruments and the existing firm commitment contracts are priced on the same underlying index. Derivative instruments used in the fair value hedges mature between 2007 and 2008.
(c)
The contract price under the long-term U.K. natural gas contracts is reset annually and is indexed to a basket of costs of living and energy commodity indices for the previous twelve months. The fair value of these contracts is determined by applying the difference between the contract price and the U.K. forward gas strip price to the expected sales volumes under these contracts for the next 18 months. The 18-month period represents approximately 90 percent of market liquidity in that region.
(d)
Certain physical commodity contracts are classified as nontraditional derivative instruments because certain volumes covered by these contracts are physically netted at particular delivery locations. Additionally, other physical contracts that management has chosen not to designate as normal purchases or normal sales, which can include contracts that involve flash title, are accounted for as nontraditional derivative instruments.
(e)
The fair value of OTC interest rate swaps excludes accrued interest amounts not yet settled. As of December 31, 2006 and 2005, accrued interest approximated $4 million and $3 million. The net fair value of the OTC interest rate swaps as of December 31, 2006 and 2005 is included in long-term debt. See Note 21.
(f)
The ineffective portion of the changes in fair value of cash flow hedges was $3 million during 2006 and less than $1 million during 2005 on a pretax basis. Of the unrealized gains and losses recorded in accumulated other comprehensive loss as of December 31, 2006, a net gain of $2 million is expected to be reclassified to net income in 2007.

19. Fair Value of Financial Instruments

The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. The following table summarizes financial instruments, excluding derivative financial instruments disclosed in Note 18, by individual balance sheet line item. Marathon's financial instruments at December 31, 2006 and 2005 were:

		2006		2005
(In millions)	December 31	Fair Value	Carrying Amount	Fair Value	Carrying Amount

Financial assets:
Cash and cash equivalents		$2,585	$2,585	$2,617	$2,617
Receivables		4,177	4,177	3,514	3,514
Receivables from United States Steel		522	530	540	552
Investments and long-term receivables(a)		461	348	268	195

Total financial assets		$7,745	$7,640	$6,939	$6,878

Financial liabilities:
Accounts payable		$5,850	$5,850	$5,435	$5,435
Consideration payable under Libya re-entry agreement		–	–	732	732
Payables to United States Steel		20	20	6	6
Accrued interest		89	89	96	96
Long-term debt due within one year(b)		450	450	302	302
Long-term debt(b)		3,279	2,947	4,052	3,573

Total financial liabilities		$9,688	$9,356	$10,623	$10,144

(a)
Excludes equity method investments and derivatives.
(b)
Excludes capital leases.

        The fair value of financial instruments classified as current assets or liabilities approximates carrying value due to the short-term maturity of the instruments. The fair value of investments and long-term receivables was based on discounted cash flows or other specific instrument analysis. The fair value of long-term debt instruments was based on market prices where available or current borrowing rates available for financings with similar terms and maturities. The fair value of the receivables from United States Steel was estimated using market prices for United States Steel debt assuming the industrial revenue bonds are redeemed on or before the tenth anniversary of the Separation per the Financial Matters Agreement.

20. Short-Term Debt

Marathon has a commercial paper program that is supported by the unused and available credit on the Marathon five-year revolving credit facility discussed in Note 21. At December 31, 2006, there were no commercial paper borrowings outstanding.

        Additionally, as part of the Acquisition on June 30, 2005 discussed in Note 6, Marathon assumed $1.920 billion in debt which was repaid on July 1, 2005.

21. Long-Term Debt

(In millions)	December 31	2006	2005

Marathon Oil Corporation:
Revolving credit facility due 2011(a)		$–	$–
6.650% notes due 2006		–	300
5.375% notes due 2007(b)		450	450
6.850% notes due 2008		400	400
6.125% notes due 2012(b)		450	450
6.000% notes due 2012(b)		400	400
6.800% notes due 2032(b)		550	550
9.375% debentures due 2012(c)		123	163
9.125% debentures due 2013(c)		212	271
9.375% debentures due 2022(c)		67	81
8.500% debentures due 2023(c)		122	123
8.125% debentures due 2023(c)		181	229
6.570% promissory note due 2006(b)		–	2
Series A medium term notes due 2022		3	3
4.750% – 6.875% obligations relating to industrial development and environmental improvement bonds and notes due 2009 – 2033(d)		439	453
Sale-leaseback financing due 2007 – 2012(e)		60	66
Capital lease obligation due 2007 – 2012(f)		44	49
Consolidated subsidiaries:
Revolving credit facility due 2009(g)		–	–
Capital lease obligations due 2007 – 2020		59	61

Total(h)(i)		3,560	4,051
Unamortized discount		(6)	(8)
Fair value adjustments on notes subject to hedging(j)		(22)	(30)
Amounts due within one year		(471)	(315)

Long-term debt due after one year		$3,061	$3,698

(a)
In May 2006, Marathon entered into an amendment of its $1.5 billion five-year revolving credit agreement, expanding the size of the facility to $2 billion and extending the termination date from May 2009 to May 2011. The facility requires a representation at an initial borrowing that there has been no change in Marathon's consolidated financial position or operations, considered as a whole, that would materially and adversely affect its ability to perform its obligations under the revolving credit facility. Interest on the facility is based on defined short-term market rates. During the term of the agreement, Marathon is obligated to pay a variable facility fee on the total commitment, which at December 31, 2006 was 0.08 percent. At December 31, 2006, there were no borrowings outstanding under this facility.
(b)
These notes contain a make-whole provision allowing Marathon the right to repay the debt at a premium to market price.
(c)
During 2006, Marathon extinguished portions of this debt. Debt with a total face value of $162 million was repurchased at a weighted average price equal to 122 percent of face value. The total premium of $35 million is reflected as loss on early extinguishment of debt in the consolidated statement of income for 2006.
(d)
United States Steel has assumed responsibility for repayment of $415 million of these obligations. The Financial Matters Agreement provides that, on or before the tenth anniversary of the Separation, United States Steel will provide for Marathon's dischage from any remaining liability under any of the assumed industrial revenue bonds.
(e)
This sale-leaseback financing arrangement relates to a lease of a slab caster at United States Steel's Fairfield Works facility in Alabama. Marathon is the primary obligor under this lease. Under the Financial Matters Agreement, United States Steel has assumed responsibility for all obligations under this lease. This lease is an amortizing financing with a final maturity of 2012, subject to additional extensions.
(f)
This obligation relates to a lease of equipment at United States Steel's Clairton Works cokemaking facility in Pennsylvania. Marathon is the primary obligor under this lease. Under the Financial Matters Agreement, United States Steel has assumed responsibility for all obligations under this lease. This lease is an amortizing financing with a final maturity of 2012.
(g)
MPC's $500 million five-year revolving credit agreement was terminated concurrent with the May 2006 amendment of Marathon's revolving credit facility.
(h)
Required payments of long-term debt for the years 2008-2011 are $417 million, $19 million, $21 million and $164 million. Of these amounts, payments assumed by United States Steel are $14 million, $15 million, $17 million and $161 million.
(i)
In the event of a change in control of Marathon, as defined in the related agreements, debt obligations totaling $1.183 billion at December 31, 2006, may be declared immediately due and payable.
(j)
See Note 18 for information on interest rate swaps.

         In 2006, Marathon entered into a loan agreement which provides for borrowings of up to $525 million from the Norwegian export credit agency based upon the amount of qualifying purchases by Marathon of goods and services from Norwegian suppliers. The loan agreement allows Marathon to select either a fixed or LIBOR-based floating interest rate at the time of the initial drawdown and a five-year or eight and one half-year repayment term. If Marathon elects to borrow under this agreement, the initial drawdown must occur in June 2007 with one subsequent drawdown allowed in December 2007.

22. MPC Receivables Purchase and Sale Facility

On July 1, 2005, MPC entered into a $200 million, three-year Receivables Purchase and Sale Agreement with certain purchasers. The program was structured to allow MPC to periodically sell a participating interest in pools of eligible accounts receivable. During 2006, the facility was terminated. No receivables were sold under the agreement during its term.

23. Supplemental Cash Flow Information

(In millions)	2006	2005	2004

Net cash provided from operating activities from continuing operations included:
Interest paid (net of amounts capitalized)	$96	$174	$206
Income taxes paid to taxing authorities	4,149	1,528	672
Income tax settlements paid to United States Steel	35	6	3

Commercial paper and revolving credit arrangements, net:
Commercial paper – issuances	$1,321	$3,896	$–
– repayments	(1,321)	(3,896)	–
Credit agreements – borrowings	–	10	–
– repayments	–	(10)	–
Ashland credit agreements – borrowings	–	–	653
– repayments	–	–	(653)

Total	$–	$–	$–

Noncash investing and financing activities:
Asset retirement costs capitalized	$286	$171	$66
Debt payments assumed by United States Steel	24	44	13
Capital lease obligations:
Assets acquired	1	18	–
Net assets contributed to joint ventures	–	7	3
Acquisitions:
Debt and other liabilities assumed	26	4,161	–
Common stock issued to seller	–	955	–
Receivables transferred to seller	–	911	–
Disposal of assets:
Asset retirement obligations assumed by buyer	9	6	–

24. Defined Benefit and Other Postretirement Plans

Marathon has noncontributory defined benefit pension plans covering substantially all domestic employees as well as international employees located in Ireland, Norway and the United Kingdom. Benefits under these plans are based primarily on years of service and final average pensionable earnings. Marathon adopted SFAS No. 158, which applies to such plans, prospectively as of December 31, 2006.

        Marathon also has defined benefit plans for other postretirement benefits covering most employees. Health care benefits are provided through comprehensive hospital, surgical and major medical benefit provisions subject to various cost sharing features. Life insurance benefits are provided to certain nonunion and union-represented retiree beneficiaries. Other postretirement benefits have not been funded in advance.

Obligations and funded status  –  The following summarizes the obligations and funded status for Marathon's defined benefit pension and other postretirement plans:

	Pension Benefits					Other Benefits
	2006			2005		2006		2005
(In millions)	U.S.		Int'l	U.S.	Int'l

Change in benefit obligations
Benefit obligations at January 1	$2,055		$338	$1,750	$322	$776		$697
Service cost	117		17	109	11	23		20
Interest cost	113		17	104	16	42		38
Actuarial (gain) loss	(207	)(a)	15	187 (b)	(6)	9		40 (b)
Plan amendment	117	(c)	–	–	–	–		10
Mergers and acquisitions(d)	–		–	2	–	–		2
Benefits paid	(118)		(6)	(97)	(5)	(29	) (e)	(31)

Benefit obligations at December 31	$2,077		$381	$2,055	$338	$821		$776

Change in plan assets
Fair value of plan assets at January 1	$1,025		$222	$949	$185
Actual return on plan assets	175		56	45	16
Employer contributions	606		29	128	26
Benefits paid from plan assets	(118)		(6)	(97)	(5)

Fair value of plan assets at December 31	$1,688		$301	$1,025	$222

Funded status of plans at December 31, 2006	$(389)		$(80)			$(821)
Amounts recognized in the consolidated balance sheet:
Current liabilities	$(8)		$(1)			$(36)
Noncurrent liabilities	(381)		(79)			(785)

Accrued benefit cost	$(389)		$(80)			$(821)

Pretax amounts recognized in accumulated other comprehensive income in 2006(f):
Net loss	$338		$70			$184
Prior service cost (credit)	132		–			(53)

Funded status of plans at December 31, 2005				$(1,030)	$(116)			$(776)
Unrecognized prior service cost (credit)				23	–			(64)
Unrecognized net loss				651	106			184

Accrued benefit cost				$(356)	$(10)			$(656)

Amounts recognized in the consolidated balance sheet at December 31, 2005:
Accrued benefit liability				$(520)	$(91)			$(656)
Intangible asset				16	–			–
Accumulated other comprehensive income, excluding tax effects				148	81			–

Accrued benefit cost				$(356)	$(10)			$(656)

(a)
Includes the impact of an increase in the discount rate to 5.80 percent from 5.50 percent and demographic assumption changes, which decreased the obligation by $112 million.
(b)
Includes the impact of decreasing the retirement age assumption by two years and increasing the lump sum election rate assumption from 90 percent to 96 percent based on changing trends in Marathon's experience, which increased the obligation by $109 million.
(c)
Includes the impact of plan design changes related to the update of the mortality table used in the plans' definition of actuarial equivalence and lump sum calculations and a 20 percent retiree cost of living adjustment for annuitants.
(d)
Includes the addition of certain employees of the maleic anhydride business acquired as part of the Acquisition.
(e)
Benefits paid include the $3 million Medicare Subsidy received.
(f)
Excludes amounts related to LOOP LLC, an equity method investee with defined benefit pension and postretirement plans for which a net loss of $6 million is reflected in accumulated other comprehensive income as a result of adopting SFAS No. 158 as of December 31, 2006, reflecting Marathon's 51 percent share.

         The accumulated benefit obligation for all defined benefit pension plans was $1.912 billion and $1.748 billion at December 31, 2006 and 2005. Marathon's international subsidiaries do not sponsor any defined benefit postretirement plans other than pension plans.

        The following summarizes all of Marathon's defined benefit pension plans that have accumulated benefit obligations in excess of plan assets.

	December 31
	2006		2005
(In millions)	U.S.	Int'l	U.S.	Int'l

Projected benefit obligations	$(92)	$(354)	$(2,055)	$(338)
Accumulated benefit obligations	(62)	(331)	(1,435)	(313)
Fair value of plan assets	–	278	1,025	222

        On June 30, 2005, as a result of the Acquisition, MPC's defined benefit pension and other postretirement plan obligations were remeasured using current discount rates and plan assumptions. The discount rate was decreased to 5.25 percent from 5.75 percent. As part of the application of the purchase method of accounting, MPC recognized 38 percent of its unrecognized net transition gain, prior service costs and actuarial losses related to its defined benefit pension and other postretirement plans. As a result, obligations related to the defined benefit pension and other postretirement plans increased by $264 million and $28 million.

Components of net periodic benefit cost and other comprehensive income  –  The following summarizes the net periodic benefit costs and the amounts recognized as other comprehensive income for Marathon's defined benefit pension and other postretirement plans.

	Pension Benefits						Other Benefits
	2006		2005		2004		2006	2005	2004
(In millions)	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Components of net periodic benefit cost:
Service cost	$117	$17	$109	$11	$94	$9	$23	$20	$18
Interest cost	113	17	104	16	95	14	42	38	42
Expected return on plan assets	(103)	(15)	(83)	(12)	(84)	(10)	–	–	–
Amortization – net transition gain	–	–	(3)	–	(4)	–	–	–	–
– prior service cost (credit)	8	–	4	–	4	–	(11)	(12)	(14)
– actuarial loss	34	7	47	8	39	7	9	7	11
Multi-employer and other plans	2	–	2	–	2	–	3	3	3
Settlement, curtailment and termination losses (gains)(a)	–	–	–	–	37	–	–	–	(9)

Net periodic benefit cost	$171	$26	$180	$23	$183	$20	$66	$56	$51

(a)
Includes business transformation costs.

	Pension Benefits
	2005		2004
(In millions)	U.S.	Int'l	U.S.	Int'l

Increase (decrease) in minimum liability included in other comprehensive income, excluding tax effects and minority interest	$81	$10	$(18)	$(13)

        The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are $21 million and $13 million. The estimated net loss and prior service credit for the other defined benefit postretirement plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are $11 million and $10 million.

Plan assumptions  –  The following summarizes the assumptions used to determine the benefit obligations and net periodic benefit cost for Marathon's defined benefit pension and other postretirement plans.

	Pension Benefits						Other Benefits
	2006		2005		2004		2006	2005	2004
	U.S.	Int'l	U.S.	Int'l	U.S.	Int'l

Weighted-average assumptions used to determine benefit obligation at December 31:
Discount rate	5.80%	5.20%	5.50%	4.70%	5.75%	5.30%	5.90%	5.75%	5.75%
Rate of compensation increase	4.50%	4.75%	4.50%	4.55%	4.50%	4.60%	4.50%	4.50%	4.50%
Weighted average actuarial assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate(a)	5.70%	4.70%	5.57%	5.30%	6.25%	5.40%	5.75%	5.57%	6.25%
Expected long-term return on plan assets	8.50%	6.07%	8.50%	6.87%	9.00%	6.87%
Rate of compensation increase	4.50%	4.55%	4.50%	4.60%	4.50%	4.50%	4.50%	4.50%	4.50%

(a)
On July 31, 2006, due to an interim remeasurement, the discount rate for the U.S. pension plans was increased to 6.00 percent from 5.50 percent. Also, on June 30, 2005 due to the Acquisition, the discount rate for the MPC pension plan was decreased to 5.25 percent from 5.75 percent.

  Expected long-term return on plan assets

        U.S. Plans – Historical markets are studied and long-term historical relationships between equities and fixed income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long term. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. The assumptions are compared to those of peer companies and to historical returns for reasonableness and appropriateness.

        International Plans – The overall expected long-term return on plan assets is derived using the expected returns on the individual asset classes, weighted by holdings as of year end. The long-term rate of return on equity investments is assumed to be 2.5 percent greater than the yield on local government bonds. Expected returns on debt securities are estimated directly at market yields and on cash are estimated at the local currency base rate.

Assumed health care cost trend – The following summarizes the assumed health care cost trend rates.

	December 31	2006	2005	2004

Health care cost trend rate assumed for the following year
Medical		8.0%	8.5%	9.0%
Prescription Drugs(a)		11.0%	8.5%	9.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)
Medical		5.0%	5.0%	5.0%
Prescription Drugs(a)		6.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate
Medical		2012	2012	2012
Prescription Drugs(a)		2016	2012	2012

(a)
Prior to 2006, the assumed cost trend rate and the year that it would reach the ultimate trend rate for prescription drugs were the same as those for other medical costs.

        Assumed health care cost trend rates have a significant effect on the amounts reported for defined benefit retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In millions)	1-Percentage- Point Increase	1-Percentage- Point Decrease

Effect on total of service and interest cost components	$11	$(9)
Effect on other postretirement benefit obligations	114	(93)

Plan assets  –  The following summarizes the defined benefit pension plans' weighted-average asset allocations by asset category.

	2006		2005
	U.S.	Int'l	U.S.	Int'l

Equity securities	79%	73%	76%	74%
Debt securities	19%	26%	22%	24%
Real estate	2%	–	2%	–
Other	–	1%	–	2%

Total	100%	100%	100%	100%

  Plan investment policies and strategies

        U.S. Plans – The investment policy reflects the funded status of the plans and Marathon's future ability to make further contributions. Historical performance and future expectations suggest that common stocks will provide higher total investment returns than fixed-income securities over a long-term investment horizon. As a result, equity investments will likely continue to exceed 50 percent of the value of the fund. Accordingly, bond and other fixed-income investments will comprise the remainder of the fund. Short-term investments shall reflect the liquidity requirements for making pension payments. The plans' targeted asset allocation is comprised of 75 percent equity securities and 25 percent fixed-income and real estate-related securities. Management of the plans' assets is delegated to the United States Steel and Carnegie Pension Fund. The fund manager has limited discretion to move away from the target allocations based upon the manager's judgment as to current confidence or concern for the capital markets. Investments are diversified by industry and type, limited by grade and maturity. The policy prohibits investments in any securities in the steel industry and allows derivatives subject to strict guidelines, such that derivatives may only be written against equity securities in the portfolio. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment meetings and periodic asset and liability studies.

        International Plans – The objective of the investment policy is to achieve a long-term return which is consistent with assumptions made by the actuary in determining the funding requirements of the plans. The target asset allocation is approximately 75 percent equity securities and 25 percent debt securities. The day-to-day management of the plans' assets is delegated to several professional investment managers. The spread of assets by type and the investment managers' policies on investing in individual securities within each type provide adequate diversification of investments. The use of derivatives by the investment managers is permitted and plan specific, subject to strict guidelines. Investment performance and risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews and periodic asset and liability studies.

  Cash flows

        Plan Contributions – Marathon expects to make contributions to the Company's funded pension plans of approximately $50 million in 2007. Cash contributions to be paid from the general assets of the Company for the unfunded pension and postretirement benefit plans are expected to be approximately $8 million and $41 million in 2007.

        Estimated Future Benefit Payments – The following gross benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

	Pension Benefits		Other Benefits(a)
(In millions)	U.S.	Int'l

2007	$151	$6	$41
2008	166	7	44
2009	182	8	48
2010	195	9	52
2011	208	11	56
2012 through 2016	1,235	75	329

(a)
Expected Medicare reimbursements for 2007 through 2016 total $64 million.

        Other Plan Contributions – Marathon also contributes to several defined contribution plans for eligible employees. Contributions to these plans totaled $47 million in 2006, $39 million in 2005 and $35 million in 2004.

25. Asset Retirement Obligations

    The following summarizes the changes in asset retirement obligations:

(In millions)	2006	2005

Asset retirement obligations as of January 1	$711	$477
Liabilities incurred	29	20
Liabilities settled	(16)	(9)
Accretion expense (included in depreciation, depletion and amortization)	43	29
Adoption of FIN No. 47	–	53
Revisions of previous estimates	277	141

Asset retirement obligations as of December 31	$1,044	$711

26. Stock-Based Compensation Plans

Description of the plans  –  The Marathon Oil Corporation 2003 Incentive Compensation Plan (the "Plan") authorizes the Compensation Committee of the Board of Directors to grant stock options, stock appreciation rights, stock awards, cash awards and performance awards to employees. The Plan also allows Marathon to provide equity compensation to its non-employee directors. No more than 40,000,000 shares of common stock may be issued under the Plan, and no more than 17,000,000 of those shares may be used for awards other than stock options or stock appreciation rights. Shares subject to awards that are forfeited, terminated, settled in cash, exchanged for other awards, tendered to satisfy the purchase price of an award or withheld to satisfy tax obligations or that expire unexercised or otherwise lapse become available for future grants. Shares issued as a result of awards granted under the Plan are generally funded out of common stock held in treasury, except to the extent there are insufficient treasury shares, in which case new common shares are issued.

        The Plan replaced the 1990 Stock Plan, the Non-Officer Restricted Stock Plan, the Non-Employee Director Stock Plan, the deferred stock benefit provision of the Deferred Compensation Plan for Non-Employee Directors, the Senior Executive Officer Annual Incentive Compensation Plan and the Annual Incentive Compensation Plan (the "Prior Plans"). No new grants will be made from the Prior Plans. Any awards previously granted under the Prior Plans shall continue to vest and/or be exercisable in accordance with their original terms and conditions.

  Stock-based awards under the Plan

        Stock options – Marathon grants stock options under the Plan. Marathon's stock options represent the right to purchase shares of common stock at the fair market value of the common stock on the date of grant. Through 2004, certain options were granted with a tandem stock appreciation right, which allows the recipient to instead elect to receive cash and/or common stock equal to the excess of the fair market value of shares of common stock, as determined in accordance with the Plan, over the option price of the shares. Most stock options granted under the Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

        Stock appreciation rights – Prior to 2005, Marathon granted SARs under the Plan. Similar to stock options, stock appreciation rights represent the right to receive a payment equal to the excess of the fair market value of shares of common stock on the date the right is exercised over the grant price. Certain SARs were granted as stock-settled SARs and others were granted in tandem with stock options. In general, SARs that have been granted under the Plan vest ratably over a three-year period and have a maximum term of ten years from the date they are granted.

        Stock-based performance awards – In 2003 and 2004, the Compensation Committee granted stock-based performance awards to certain officers of Marathon and its consolidated subsidiaries under the Plan. Beginning in 2005, Marathon discontinued granting stock-based performance awards and instead grants cash-settled performance units to officers. The stock-based performance awards represent shares of common stock that are subject to forfeiture provisions and restrictions on transfer. Those restrictions may be removed if certain pre-established performance measures are met. The stock-based performance awards granted under the Plan will vest at the end of a 36-month performance period to the extent that the performance targets are achieved and the recipient is employed by Marathon on that date. Additional shares could be granted at the end of this performance period should performance exceed the targets. Prior to vesting, the recipients have the right to vote and receive dividends on the target number of shares awarded. However, the shares are not transferable until after they vest.

        Restricted stock – Marathon grants restricted stock and restricted stock units under the Plan. In 2005, the Compensation Committee began granting time-based restricted stock to officers as part of their annual long-term incentive package. The restricted stock awards to officers vest three years from the date of grant, contingent on the recipient's continued employment. Marathon also grants restricted stock to certain non-officer employees and restricted stock units to certain international non-officer employees (together with the restricted stock granted to officers above, "restricted stock awards") based on their performance within certain guidelines and for retention purposes. The restricted stock awards to non-officers generally vest in one-third increments over a three-year period, contingent on the recipient's continued employment. Prior to vesting, all restricted stock recipients have the right to vote such stock and receive dividends thereon. The non-vested shares are not transferable and are held by the Company's transfer agent.

        Common stock units – Marathon maintains an equity compensation program for its non-employee directors under the Plan. All non-employee directors other than the Chairman receive annual grants of common stock units under the Plan and they are required to hold those units until they leave the Board of Directors. When dividends are paid on Marathon common stock, directors receive dividend equivalents in the form of additional common stock units. Prior to January 1, 2006, non-employee directors had the opportunity to receive a matching grant of up to 1,000 shares of common stock if they purchased an equivalent number of shares within 60 days of joining the Board.

Stock-based compensation expense  –  Total employee stock-based compensation expense was $83 million, $111 million and $61 million in 2006, 2005 and 2004. The total related income tax benefits were $31 million, $39 million and $22 million. In 2006, cash received upon exercise of stock option awards was $50 million. Tax benefits realized for deductions during 2006 that were in excess of the stock-based compensation expense recorded for options exercised and other stock-based awards vested during the period totaled $36 million. Cash settlements of stock option awards totaled $3 million in 2006.

Stock option awards granted  –  During 2006, 2005 and 2004, Marathon granted stock option awards to both officer and non-officer employees. The weighted average grant date fair values of these awards were based on the following Black-Scholes assumptions:

	2006	2005	2004

Weighted average exercise price per share	$37.84	$25.14	$16.81
Expected annual dividends per share	$0.80	$0.66	$0.50
Expected life in years	5.1	5.5	5.5
Expected volatility	28%	28%	32%
Risk-free interest rate	5.0%	3.8%	3.9%

Weighted average grant date fair value of stock option awards granted	$10.19	$6.15	$4.42

    Outstanding stock-based awards – The following is a summary of stock option award activity.

	Number of Shares	Weighted- Average Exercise Price

Outstanding at December 31, 2003	18,012,760	$14.17
Granted	4,134,600	16.64
Exercised	(5,927,092)	8.59
Canceled	(193,772)	15.39

Outstanding at December 31, 2004	16,026,496	14.92
Granted	3,789,440	25.14
Exercised	(7,573,656)	14.69
Canceled	(226,372)	16.98

Outstanding at December 31, 2005	12,015,908	18.26
Granted	3,203,600	37.84
Exercised	(4,037,258)	11.61
Canceled	(191,260)	25.71

Outstanding at December 31, 2006(a)	10,990,990	24.72

(a)
Of the stock option awards outstanding as of December 31, 2006, 10,152,370 and 838,620 were outstanding under the 2003 Incentive Compensation Plan and 1990 Stock Plan, including 979,382 stock options with tandem SARs.

        The intrinsic value of stock option awards exercised during 2006, 2005 and 2004 was $107 million, $90 million and $27 million. Of those amounts, $32 million, $61 million and $19 million relate to stock options with tandem SARs.

        The following table presents information on stock option awards at December 31, 2006:

		Outstanding			Exercisable
Range of Exercise Prices		Number of Shares Under Option	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares Under Option	Weighted-Average Exercise Price

	$12.75 – 13.46	1,112,900	6	$12.77	1,112,900	$12.77
14.$	06 – 15.44	379,370	5	14.20	379,370	14.20
16.$	26 – 17.00	3,192,860	7	16.76	1,899,110	16.72
23.$	83 – 25.84	3,137,260	8	25.07	758,488	24.88
37.$	82 – 40.51	3,168,600	9	37.84	–	–

	Total	10,990,990	8	24.72	4,149,868	16.92

        As of December 31, 2006, the aggregate intrinsic value of stock option awards outstanding was $237 million. The aggregate intrinsic value and weighted average remaining contractual life of stock option awards currently exercisable were $122 million and 7 years. As of December 31, 2006, the number of fully-vested stock option awards and stock option awards expected to vest was 10,123,612. The weighted average exercise price and weighted average remaining contractual life of these stock option awards were $24.26 and 8 years and the aggregate intrinsic value was $223 million. As of December 31, 2006, unrecognized compensation cost related to stock option awards was $32 million, which is expected to be recognized over a weighted average period of 2 years.

        The following is a summary of stock-based performance award and restricted stock award activity.

	Stock-Based Performance Awards	Weighted Average Grant Date Fair Value	Restricted Stock Awards	Weighted Average Grant Date Fair Value

Unvested at December 31, 2005	897,200	$14.97	1,971,112	$23.97
Granted	135,696 (a)	38.41	437,960	40.45
Vested	(546,896)	19.15	(777,194)	20.59
Forfeited	(12,000)	16.81	(79,580)	26.55

Unvested at December 31, 2006	474,000	16.81	1,552,298	30.21

(a)
Additional shares were issued in 2006 because the performance targets were exceeded for the 36-month performance period related to the 2003 grant.

        During 2006, 2005 and 2004 the weighted average grant date fair value of restricted stock awards was $40.45, $27.21 and $18.28. During 2004, the weighted average grant date fair value of stock-based performance awards was $16.81. The vesting date fair value of stock-based performance awards which vested during 2006, 2005 and 2004 was $21 million, $5 million and $4 million. The vesting date fair value of restricted stock awards which vested during 2006, 2005 and 2004 was $32 million, $13 million and $7 million.

        As of December 31, 2006, there was $29 million of unrecognized compensation cost related to stock-based performance awards and restricted stock awards which is expected to be recognized over a weighted average period of two years.

27. Stock Repurchase Program

On January 29, 2006, Marathon's Board of Directors authorized the repurchase of up to $2 billion of common stock. As of December 31, 2006, the Company had acquired 41.4 million common shares at a cost of $1.698 billion. On January 28, 2007, Marathon's Board of Directors authorized an extension of the share repurchase program by an additional $500 million. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The Company will use cash on hand, cash generated from operations or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion.

28. Leases

Marathon leases a wide variety of facilities and equipment under operating leases, including land and building space, office equipment, production facilities and transportation equipment. Most long-term leases include renewal options and, in certain leases, purchase options. Future minimum commitments for capital lease obligations (including sale-leasebacks accounted for as financings) and for operating lease obligations having remaining noncancelable lease terms in excess of one year are as follows:

(In millions)	Capital Lease Obligations	Operating Lease Obligations

2007	$36	$159
2008	27	160
2009	27	136
2010	28	101
2011	27	68
Later years	71	259
Sublease rentals	–	(32)

Total minimum lease payments	216	$851
Less imputed interest costs	53

Present value of net minimum lease payments included in long-term debt	$163

        In connection with past sales of various plants and operations, Marathon assigned and the purchasers assumed certain leases of major equipment used in the divested plants and operations of United States Steel. In the event of a default by any of the purchasers, United States Steel has assumed these obligations; however, Marathon remains primarily obligated for payments under these leases. Minimum lease payments under these operating lease obligations of $31 million have been included above and an equal amount has been reported as sublease rentals.

        Of the $163 million present value of net minimum capital lease payments, $104 million was related to obligations assumed by United States Steel under the Financial Matters Agreement. Of the $851 million total minimum operating lease payments, $3 million was assumed by United States Steel under the Financial Matters Agreement.

        Operating lease rental expense was:

(In millions)	2006		2005		2004

Minimum rental	$197	(a)	$165	(a)	$168	(a)
Contingent rental	28		21		15
Sublease rentals	(7)		(14)		(12)

Net rental expense	$218		$172		$171

(a)
Excludes $9 million, $10 million and $11 million paid by United States Steel in 2006, 2005 and 2004 on assumed leases.

29. Sale of Minority Interests in EGHoldings

In connection with the formation of Equatorial Guinea LNG Holdings Limited, GEPetrol was given certain contractual rights that gave GEPetrol the option to purchase and resell a 13 percent interest in EGHoldings held by Marathon to a third party. On July 25, 2005, GEPetrol exercised these rights and reimbursed Marathon for its actual costs incurred up to the date of closing, plus an additional specified rate of return. Marathon and GEPetrol entered into agreements under which Mitsui and a subsidiary of Marubeni acquired 8.5 percent and 6.5 percent interests in EGHoldings. As part of these agreements, Marathon sold a 2 percent interest in EGHoldings to Mitsui for its actual costs incurred up to the date of closing, plus a specified rate of return, as well as a premium and future consideration based upon the performance of EGHoldings. Following the transaction, Marathon held a 60 percent interest in EGHoldings, GEPetrol held a 25 percent interest and Mitsui and Marubeni held the remaining interests.

        During 2005, Marathon received net proceeds of $163 million in connection with the transactions and recorded a gain, which is included in other income.

30. Contingencies and Commitments

Marathon is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. Certain of these matters are discussed below. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to Marathon's consolidated financial statements. However, management believes that Marathon will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably.

Environmental matters  –  Marathon is subject to federal, state, local and foreign laws and regulations relating to the environment. These laws generally provide for control of pollutants released into the environment and require responsible parties to undertake remediation of hazardous waste disposal sites. Penalties may be imposed for noncompliance. At December 31, 2006 and 2005, accrued liabilities for remediation totaled $101 million and $103 million. It is not presently possible to estimate the ultimate amount of all remediation costs that might be incurred or the penalties that may be imposed. Receivables for recoverable costs from certain states, under programs to assist companies in cleanup efforts related to underground storage tanks at retail marketing outlets, were $66 million and $68 million at December 31, 2006 and 2005.

        On May 11, 2001, MPC entered into a consent decree with the U.S. Environmental Protection Agency which commits it to complete certain agreed upon environmental projects over an eight-year period primarily aimed at reducing air emissions at its seven refineries. The court approved this consent decree on August 28, 2001. The total one-time expenditures for these environmental projects are estimated to be approximately $425 million over the eight-year period, with about $365 million incurred through December 31, 2006. In addition, MPC has been working on certain agreed upon supplemental environmental projects as part of this settlement of an enforcement action for alleged CAA violations and these have been substantially completed.

Guarantees  –  Marathon has issued the following guarantees:

(In millions)	Term	Maximum Potential Undiscounted Payments as of December 31, 2006

Indebtedness of equity method investees:
LOOP(a)	Through 2024	$160
LOCAP(a)	Perpetual-Loan Balance Varies	23
Centennial(b)	Through 2024	75
Guarantees/indemnifications related to asset sales:
Russia(c)	Indefinite	843
Yates(d)	Indefinite	228
Canada(e)	Indefinite	568
Miscellaneous asset sales(f)	Indefinite	68
Other:
United States Steel(g)	Through 2012	680
Centennial Pipeline catastrophic event(h)	Indefinite	50
Alliance Pipeline(i)	Through 2015	59
Kenai Kachemak Pipeline LLC(j)	Through 2017	15
Corporate assets(k)	(k)	29

(a)
Marathon holds interests in an offshore oil port, LOOP LLC ("LOOP"), and a crude oil pipeline system, LOCAP LLC ("LOCAP"). Both LOOP and LOCAP have secured various project financings with throughput and deficiency agreements. Under the agreements, Marathon is required to advance funds if the investees are unable to service debt. Any such advances are considered prepayments of future transportation charges. The terms of the agreements vary but tend to follow the terms of the underlying debt. Included in the underlying debt are a LOOP revolving credit facility of $25 million and a LOCAP revolving credit facility of $23 million.
(b)
Marathon holds an interest in a refined products pipeline, Centennial Pipeline LLC ("Centennial"), and has guaranteed the repayment of Centennial's outstanding balance under a Master Shelf Agreement, which expires in 2024, and a Credit Agreement, which expires in 2007. The guarantees arose in order to obtain adequate financing. Prior to expiration of the Master Shelf Agreement, Marathon could be relinquished from responsibility under the guarantee should Centennial meet certain financial tests.
(c)
In conjunction with the sale of its Russian businesses as discussed in Note 7, Marathon guaranteed the purchaser with regard to unknown obligations and inaccuracies in representations, warranties, covenants and agreements by Marathon. These indemnifications are part of the normal course of selling assets. Under the agreement, the maximum potential amount of future payments associated with these guarantees is equivalent to the proceeds from the sale.
(d)
In 2003, Marathon sold its interest in the Yates field and gathering system. In accordance with this transaction, Marathon indemnified the purchaser from inaccuracies in Marathon's representations, warranties, covenants and agreements.
(e)
In conjunction with the sale of certain Canadian assets during 2003, Marathon guaranteed the purchaser with regards to unknown environmental obligations and inaccuracies in Marathon's representations, warranties, covenants and agreements.
(f)
Marathon entered into certain performance and general guarantees and environmental and general indemnifications in connection with certain asset sales.
(g)
United States Steel is the sole general partner of Clairton 1314B Partnership, L.P., which owns certain cokemaking facilities formerly owned by United States Steel. Marathon has guaranteed to the limited partners all obligations of United States Steel under the partnership documents. In addition to the commitment to fund operating cash shortfalls of the partnership discussed in Note 3, United States Steel, under certain circumstances, is required to indemnify the limited partners if the partnership's product sales fail to qualify for the credit under Section 29 of the Internal Revenue Code. United States Steel has estimated the maximum potential amount of this indemnity obligation, including interest and tax gross-up, was approximately $680 million. Furthermore, United States Steel under certain circumstances has indemnified the partnership for environmental obligations.
(h)
The agreement between Centennial and its members allows each member to contribute cash in lieu of Centennial procuring separate insurance in the event of third-party liability arising from a catastrophic event. Each member is to contribute cash in proportion to its ownership interest.
(i)
Marathon is a party to a long-term transportation services agreement with Alliance Pipeline L.P. ("Alliance"). The agreement requires Marathon to pay minimum annual charges of approximately $7 million through 2015. The payments are required even if the transportation facility is not utilized. This contract has been used by Alliance to secure its financing. As a result of the Canadian asset sale discussed above, Husky has indemnified Marathon for any claims related to these guarantees.
(j)
Marathon is an equity investor in Kenai Kachemak Pipeline LLC ("KKPL"), holding a 60 percent, noncontrolling interest. In April 2003, Marathon guaranteed KKPL's performance to properly construct, operate, maintain and abandon the pipeline in accordance with the Alaska Pipeline Act and the Right of Way Lease Agreement with the State of Alaska. The major obligations covered under the guarantee include maintaining the right-of-way, satisfying any liabilities caused by operation of the pipeline, and providing for the abandonment costs. Obligations that could arise under the guarantee would vary according to the circumstances triggering payment.
(k)
Marathon has entered into leases of corporate assets containing general lease indemnities and guaranteed residual value clauses.

Contract commitments  –  At December 31, 2006 and 2005, Marathon's contract commitments to acquire property, plant and equipment totaled $1.703 billion and $668 million. The $1.035 billion increase is primarily due to commitments related to the Garyville refinery expansion.

Agreements with joint owners  –  As part of the formation of PTC, MPC and Pilot Corporation ("Pilot") entered into a Put/Call and Registration Rights Agreement (the "Agreement"). The Agreement provides that any time after

September 1, 2008, Pilot will have the right to sell its interest in PTC to MPC for an amount of cash and/or Marathon, MPC or Ashland equity securities equal to the product of 90 percent (95 percent if paid in securities) of the fair market value of PTC at the time multiplied by Pilot's percentage interest in PTC. At any time after September 1, 2011, under certain conditions, MPC will have the right to purchase Pilot's interest in PTC for an amount of cash and/or Marathon, MPC or Ashland equity securities equal to the product of 105 percent (110 percent if paid in securities) of the fair market value of PTC at the time multiplied by Pilot's percentage interest in PTC. Under the Agreement, MPC would determine the form of consideration to be paid upon exercise of the rights.

Other contingencies  –  In November 2006, the government of Equatorial Guinea enacted a new hydrocarbon law governing petroleum operations in Equatorial Guinea. The transitional provision of the law provides that all contractors and the terms of any contract to which they are a party will be subject to the law. The governmental agency responsible for the energy industry was given the authority to renegotiate any contract for the purpose of adapting any terms and conditions that are inconsistent with the new law. Marathon is in the process of determining what impact this law may have on its existing operations in Equatorial Guinea.

31. Subsequent Events

On April 25, 2007, Marathon's stockholders approved an increase in the number of authorized shares of common stock from 550 million to 1.1 billion shares, and the Company's Board of Directors subsequently declared a two-for-one split of the Company's common stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date. In addition, shares of common stock issued or issuable for stock-based awards under Marathon's incentive compensation plans were proportionately increased in accordance with the terms of the plans. Common stock and per share (except par value) information for all periods presented has been restated in the consolidated financial statements and notes to reflect the stock split.

        In July 2007, Marathon entered an agreement to purchase Western Oil Sands Inc. ("Western"). Under the terms of the agreement, Western shareholders will receive cash of 3.808 billion Canadian dollars and 34.3 million shares of Marathon common stock and securities exchangeable for Marathon common stock. The agreement requires Western to spin off a wholly-owned subsidiary with interests in the Federal Region of Kurdistan in northern Iraq prior to closing. The transaction is contingent upon Western shareholder approval and applicable regulatory approvals and is anticipated to close in the fourth quarter of 2007.

        The stock repurchase program discussed in Note 27 was extended by $2 billion in July 2007, for a total authorized program of $5 billion. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The Company will use cash on hand, cash generated from operations, proceeds from potential asset sales or cash from available borrowings to acquire shares. This program may be changed based upon the Company's financial condition or changes in market conditions and is subject to termination prior to completion. The repurchase program does not include specific price targets or timetables.

32. Accounting Standards Not Yet Adopted

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For Marathon, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should Marathon elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. Marathon is currently evaluating the provisions of this statement.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For Marathon, SFAS No. 157 will be effective January 1, 2008, with early application permitted. Marathon is currently evaluating the provisions of this statement.

        In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. Marathon expenses such costs in the same annual period as incurred; however, estimated annual major maintenance costs are recognized as expense throughout the year on a pro rata basis. As such, adoption of FSP No. AUG AIR-1 will have no impact on Marathon's annual consolidated financial statements. Marathon is required to adopt the FSP effective January 1, 2007. Marathon does not believe the provisions of FSP No. AUG AIR-1 will have a significant impact on its interim consolidated financial statements.

        In July 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. For Marathon, the provisions of FIN No. 48 are effective January 1, 2007. Marathon does not believe adoption of this statement will have a significant effect on its consolidated results of operations, financial position or cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140." This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. Marathon is required to adopt SFAS No. 156 effective January 1, 2007. Marathon does not expect adoption of this statement to have a significant effect on its consolidated results of operations, financial position or cash flows.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. For Marathon, SFAS No. 155 is effective for all financial instruments acquired or issued on or after January 1, 2007. Marathon does not expect adoption of this statement to have a significant effect on its consolidated results of operations, financial position or cash flows.

Selected Quarterly Financial Data (Unaudited)

	2006				2005
(In millions, except per share data)	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.

Revenues	$13,807	$16,492	$18,179	$16,418	$17,088	$17,077	$15,942	$12,879
Income from operations	1,793	2,944	2,754	1,476	2,031	1,236	1,351	624
Income from continuing operations	1,079	1,623	1,484	771	1,265	750	668	323
Discontinued operations	–	–	264	13	19	20	5	1
Income before cumulative effect of change in accounting principle	1,079	1,623	1,748	784	1,284	770	673	324
Net income	1,079	1,623	1,748	784	1,265	770	673	324

Common stock data
Net income per share:
– Basic	$1.54	$2.28	$2.42	$1.07	$1.73	$1.05	$0.97	$0.47
– Diluted	$1.53	$2.26	$2.40	$1.06	$1.72	$1.04	$0.96	$0.46
Dividends paid per share	$0.20	$0.20	$0.20	$0.16	$0.16	$0.16	$0.14	$0.14
Price range of common stock(a):
– Low	$71.94	$70.73	$69.83	$65.24	$56.28	$54.69	$44.00	$35.73
– High	$97.57	$92.19	$86.04	$78.15	$69.21	$70.83	$55.58	$48.76

(a)
Prices are based on the composite tape for the indicated periods and have not been adjusted to reflect the two-for-one stock split on June 18, 2007.

Principal Unconsolidated Investees (Unaudited)

Company	Country	December 31, 2006 Ownership		Activity

Alba Plant LLC	Cayman Islands	52	%(a)	Liquefied Petroleum Gas
Atlantic Methanol Production Company LLC	Cayman Islands	45%		Methanol Production
Centennial Pipeline LLC	United States	50%		Pipeline & Storage Facility
Kenai Kachemak Pipeline, LLC	United States	60	%(a)	Natural Gas Transmission
Kenai LNG Corporation	United States	30%		Natural Gas Liquefaction
LOCAP LLC	United States	59	%(a)	Pipeline & Storage Facilities
LOOP LLC	United States	51	%(a)	Offshore Oil Port
Minnesota Pipe Line Company, LLC	United States	17%		Pipeline Facility
Muskegon Pipeline LLC	United States	60	%(a)	Pipeline Facility
Odyssey Pipeline L.L.C.	United States	29%		Pipeline Facility
Pilot Travel Centers LLC	United States	50%		Travel Centers
Poseidon Oil Pipeline Company, L.L.C.	United States	28%		Crude Oil Transportation
Southcap Pipe Line Company	United States	22%		Crude Oil Transportation

(a)
Represents a noncontrolling interest.

Supplementary Information on Oil and Gas Producing Activities (Unaudited)

        The supplementary information is disclosed by the following geographic areas: the United States; Europe, which primarily includes activities in the United Kingdom, Ireland and Norway; Africa, which primarily includes activities in Angola, Equatorial Guinea, Gabon and Libya; and Other International, which includes activities in Canada, the Russian Federation and other international locations outside of Europe and Africa. Discontinued operations represent Marathon's Russian oil exploration and production businesses that were sold in 2006.

Capitalized Costs and Accumulated Depreciation, Depletion and Amortization(a)

(In millions) December 31	United States	Europe	Africa	Other Int'l	Total

2006 Capitalized costs:
Proved properties	$7,682	$7,216	$2,319	$1	$17,218
Unproved properties	938	77	206	4	1,225
Suspended exploratory wells	156	25	289	–	470

Total	8,776	7,318	2,814	5	18,913

Accumulated depreciation, depletion and amortization:
Proved properties	5,141	4,771	412	1	10,325
Unproved properties	42	1	9	–	52

Total	5,183	4,772	421	1	10,377

Net capitalized costs	$3,593	$2,546	$2,393	$4	$8,536
Share of equity method investees' capitalized costs	$15	$–	$361	$–	$376

2005 Capitalized costs:
Proved properties	$7,015	$6,349	$1,857	$342	$15,563
Unproved properties	428	107	573	193	1,301
Suspended exploratory wells	111	31	204	17	363

Total	7,554	6,487	2,634	552	17,227

Accumulated depreciation, depletion and amortization:
Proved properties	4,752	4,476	288	111	9,627
Unproved properties	27	–	9	32	68

Total	4,779	4,476	297	143	9,695

Net capitalized costs	$2,775	$2,011	$2,337	$409	$7,532
Share of equity method investees' capitalized costs	$13	$–	$395	$–	$408

(a)
Includes capitalized asset retirement costs and the associated accumulated amortization.

Costs Incurred for Property Acquisition, Exploration and Development(a)

(In millions)	United States	Europe	Africa	Other Int'l	Continuing Operations	Discontinued Operations	Total

2006 Property acquisition:
Proved	$4	$–	$19	$–	$23	$–	$23
Unproved	526	3	3	4	536	–	536
Exploration	224	36	169	70	499	2	501
Development(b)	603	607	40	–	1,250	43	1,293
Capitalized asset retirement costs(c)	78	201	13	2	294	1	295

Total	$1,435	$847	$244	$76	$2,602	$46	$2,648
Share of investees' costs incurred	$3	$–	$1	$–	$4	$–	$4

2005 Property acquisition:
Proved	$3	$–	$390	$–	$393	$–	$393
Unproved	31	–	381	–	412	–	412
Exploration	186	48	95	14	343	10	353
Development(b)	465	531	32	–	1,028	85	1,113
Capitalized asset retirement costs(c)	35	108	12	1	156	2	158

Total	$720	$687	$910	$15	$2,332	$97	$2,429
Share of investees' costs incurred	$–	$–	$31	$–	$31	$–	$31

2004 Property acquisition:
Proved	$9	$–	$3	$–	$12	$–	$12
Unproved	10	–	1	–	11	–	11
Exploration	96	27	127	31	281	10	291
Development(b)	316	151	140	–	607	102	709
Capitalized asset retirement costs(c)	14	49	5	–	68	(5)	63

Total	$445	$227	$276	$31	$979	$107	$1,086
Share of investees' costs incurred	$1	$–	$128	$–	$129	$1	$130

(a)
Includes costs incurred whether capitalized or expensed.
(b)
Includes $12 million, $12 million and $8 million of costs incurred prior to assignment of proved reserves in 2006, 2005 and 2004. The associated reserves were awaiting full project sanction at the end of the applicable year.
(c)
Includes the effect of foreign currency fluctuations.

Results of Operations for Oil and Gas Producing Activities

(In millions)	United States	Europe	Africa	Other Int'l	Total

2006 Revenues and other income:
Sales(a)	$2,329	$1,240	$1,300	$–	$4,869
Transfers	307	58	1,168	–	1,533
Other income(b)	3	–	–	46	49

Total revenues	2,639	1,298	2,468	46	6,451
Expenses:
Production costs	(512)	(207)	(126)	–	(845)
Transportation costs(c)	(124)	(44)	(33)	–	(202)
Exploration expenses	(169)	(29)	(91)	(73)	(362)
Depreciation, depletion and amortization	(458)	(281)	(127)	–	(866)
Administrative expenses	(41)	(10)	(6)	(36)	(92)

Total expenses	(1,304)	(571)	(383)	(109)	(2,367)
Other production-related income(d)	–	73	1	–	74

Results before income taxes	1,335	800	2,086	(63)	4,158
Income tax provision (benefit)	489	358	1,457	(4)	2,300

Results of continuing operations	$846	$442	$629	$(59)	$1,858
Results of discontinued operations	$–	$–	$–	$273	$273
Share of equity method investees' results of operations	$–	$–	$118	$–	$118

2005 Revenues and other income:
Sales(a)	$2,227	$1,136	$71	$–	$3,434
Transfers	422	38	810	–	1,270
Other income(b)	22	–	–	–	22

Total revenues	2,671	1,174	881	–	4,726
Expenses:
Production costs	(448)	(170)	(82)	(3)	(703)
Transportation costs(c)	(114)	(40)	(27)	–	(181)
Exploration expenses	(118)	(31)	(27)	(38)	(214)
Depreciation, depletion and amortization	(411)	(255)	(87)	–	(753)
Administrative expenses	(34)	(8)	(5)	(25)	(72)

Total expenses	(1,125)	(504)	(228)	(66)	(1,923)
Other production-related income(d)	2	44	–	–	46

Results before income taxes	1,548	714	653	(66)	2,849
Income tax provision (benefit)	572	256	199	(13)	1,014

Results of continuing operations	$976	$458	$454	$(53)	$1,835
Results of discontinued operations	$–	$–	$–	$42	$42
Share of equity method investees' results of operations	$–	$–	$50	$–	$50

2004 Revenues and other income:
Sales(a)	$1,631	$876	$260	$–	$2,767
Transfers	392	28	159	–	579

Total revenues	2,023	904	419	–	3,346
Expenses:
Production costs	(381)	(166)	(55)	(5)	(607)
Transportation costs(c)	(112)	(35)	(6)	–	(153)
Exploration expenses	(79)	(19)	(28)	(32)	(158)
Depreciation, depletion and amortization	(356)	(275)	(56)	–	(687)
Administrative expenses	(39)	(4)	(15)	(24)	(82)

Total expenses	(967)	(499)	(160)	(61)	(1,687)
Other production-related income(d)	–	15	–	–	15

Results before income taxes	1,056	420	259	(61)	1,674
Income tax provision (benefit)	374	154	96	(26)	598

Results of continuing operations	$682	$266	$163	$(35)	$1,076
Results of discontinued operations	$–	$–	$–	$(47)	$(47)
Share of equity method investees' results of operations included in continuing operations	$1	$–	$9	$–	$10
Share of equity method investees' results of operations included in discontinued operations	$–	$–	$–	$1	$1

(a)
Excludes noncash effects of changes in the fair value of certain long-term natural gas sales contracts in the United Kingdom.
(b)
Includes net gains on asset dispositions.
(c)
Includes the cost to prepare and move liquid hydrocarbons and natural gas to their points of sale.
(d)
Includes revenues, net of associated costs, from activities that are an integral part of Marathon's production operations which may include processing and/or transportation of third-party production, the purchase and subsequent resale of natural gas utilized for reservoir management and providing storage capacity.

Results of Operations for Oil and Gas Producing Activities

        The following reconciles results of continuing operations for oil and gas producing activities to E&P segment income:

(In millions)	2006	2005	2004

Results of continuing operations	$1,858	$1,835	$1,076
Items not included in results of continuing oil and gas operations, net of tax:
Marketing income and technology costs	40	4	4
Income from equity method investments	135	52	11
Other	1	(4)	(1)
Items not allocated to E&P segment income:
Gain on asset disposition	(31)	–	–

E&P segment income	$2,003	$1,887	$1,090

Average Production Costs(a)

(per boe)	United States	Europe	Africa	Continuing Operations

2006	$8.51	$8.36	$2.78	$6.48
2005	7.11	6.45	3.33	6.18
2004	5.58	5.39	3.35	5.25

(a)
Computed using production costs, excluding transportation costs, as disclosed in the Results of Operations for Oil and Gas Producing Activities and as defined by the Securities and Exchange Commission. Natural gas volumes were converted to barrels of oil equivalent using a conversion factor of six mcf of natural gas to one barrel of oil.

Average Realizations

	United States	Europe	Africa	Continuing Operations	Discontinued Operations

(excluding derivative gains and losses)
2006 Liquid hydrocarbons (per bbl)	$54.41	$64.02	$59.83	$58.63	$38.38
Natural gas (per mcf)(a)	5.76	6.78	0.27	5.52	–
2005 Liquid hydrocarbons (per bbl)	$45.41	$52.99	$46.27	$47.35	$33.47
Natural gas (per mcf)(a)	6.42	5.72	0.25	5.61	–
2004 Liquid hydrocarbons (per bbl)	$32.76	$37.16	$35.11	$34.40	$22.65
Natural gas (per mcf)(a)	4.89	4.11	0.25	4.31	–
(including derivative gains and losses)
2006 Liquid hydrocarbons (per bbl)	$54.41	$64.02	$59.83	$58.63	$38.38
Natural gas (per mcf)(a)	5.77	6.78	0.27	5.53	–
2005 Liquid hydrocarbons (per bbl)	$45.41	$52.99	$46.27	$47.35	$33.47
Natural gas (per mcf)(a)	6.40	5.72	0.25	5.59	–
2004 Liquid hydrocarbons (per bbl)	$29.11	$33.65	$35.11	$31.56	$22.62
Natural gas (per mcf)(a)	4.85	4.11	0.25	4.28	–

(a)
Excludes the resale of purchased natural gas utilized for reservoir management.

Estimated Quantities of Proved Oil and Gas Reserves

        Estimates of the proved reserves have been prepared in-house teams of reservoir engineers and geoscience professionals. Reserve estimates are periodically reviewed by Marathon's Corporate Reserves Group to assure that rigorous professional standards and the reserves definitions prescribed by the U.S. Securities and Exchange Commission ("SEC") are consistently applied throughout the Company.

        Proved reserves are the estimated quantities of oil and natural gas that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change.

        Marathon's net proved reserve estimates have been adjusted as necessary to reflect all contractual agreements, royalty obligations and interests owned by others at the time of the estimate. Only reserves that are estimated to be recovered during the term of the current contract have been included in the proved reserve estimate unless there is a clear and consistent history of contract extension. Reserves from properties governed by production sharing contracts have been calculated using the "economic interest" method prescribed by the SEC. Reserves that are not currently considered proved, such as those that may result from extensions of currently proved areas or that may result from applying secondary or tertiary recovery processes not yet tested and determined to be economic are excluded. Purchased natural gas utilized in reservoir management and subsequently resold is also excluded. Marathon does not have any quantities of oil and gas reserves subject to long-term supply agreements with foreign governments or authorities in which Marathon acts as producer.

        Proved developed reserves are the quantities of oil and gas expected to be recovered through existing wells with existing equipment and operating methods. In some cases, proved undeveloped reserves may require substantial new investments in additional wells and related facilities. Production volumes shown are sales volumes, net of any products consumed during production activities.

(Millions of barrels)	United States	Europe	Africa(a)	Continuing Operations	Discontinued Operations

Liquid Hydrocarbons
Proved developed and undeveloped reserves:
Beginning of year – 2004	210	59	218	487	89
Purchase of reserves in place(b)	1	–	2	3	–
Revisions of previous estimates	(1)	3	14	16	(51)
Improved recovery	1	–	–	1	–
Extensions, discoveries and other additions	9	60	1	70	7
Production	(29)	(15)	(12)	(56)	(6)

End of year – 2004	191	107	223	521	39
Purchase of reserves in place(b)	–	–	3	3	–
Re-entry to Libya concessions	–	–	165	165	–
Revisions of previous estimates	10	4	1	15	3
Improved recovery	2	–	–	2	–
Extensions, discoveries and other additions	15	–	–	15	12
Production	(28)	(13)	(19)	(60)	(10)
Sales of reserves in place(b)	(1)	–	–	(1)	–

End of year – 2005	189	98	373	660	44
Purchase of reserves in place(b)	–	–	1	1	–
Revisions of previous estimates	2	8	49	59	1
Improved recovery	3	–	–	3	–
Extensions, discoveries and other additions	6	15	15	36	4
Production	(28)	(13)	(41)	(82)	(4)
Sales of reserves in place(b)	–	–	–	–	(45)

End of year – 2006	172	108	397	677	–

Proved developed reserves:
Beginning of year – 2004	193	47	120	360	31
End of year – 2004	171	41	147	359	27
End of year – 2005	165	39	368	572	31
End of year – 2006	150	35	381	566	–

Estimated Quantities of Proved Oil and Gas Reserves (continued)

(Billions of cubic feet)	United States	Europe	Africa(a)	Continuing Operations	Discontinued Operations

Natural Gas
Proved developed and undeveloped reserves:
Beginning of year – 2004	1,635	484	665	2,784	–
Purchase of reserves in place(b)	1	–	–	1	–
Revisions of previous estimates	(230)	7	916	693	–
Extensions, discoveries and other additions	189	150	11	350	–
Production(c)	(231)	(97)	(28)	(356)	–

End of year – 2004	1,364	544	1,564	3,472	–
Purchase of reserves in place(b)	–	–	24	24	–
Revisions of previous estimates	(78)	18	298	238	–
Extensions, discoveries and other additions	135	3	–	138	–
Production(c)	(211)	(79)	(34)	(324)	–
Sales of reserves in place(b)	(1)	–	–	(1)	–

End of year – 2005	1,209	486	1,852	3,547	–
Purchase of reserves in place(b)	–	4	8	12	–
Revisions of previous estimates	(5)	4	139	138	–
Extensions, discoveries and other additions	59	20	24	103	–
Production(c)	(194)	(70)	(26)	(290)	–

End of year – 2006	1,069	444	1,997	3,510	–

Proved developed reserves:
Beginning of year – 2004	1,067	421	528	2,016	–
End of year – 2004	992	376	570	1,938	–
End of year – 2005	943	326	638	1,907	–
End of year – 2006	857	238	648	1,743	–

(a)
Consists of estimated reserves from properties governed by production sharing contracts.
(b)
The net positive or negative balance of proved reserves acquired or relinquished in property trades within the same geographic area is reported as purchases of reserves in place or sales of reserves in place, respectively.
(c)
Excludes the resale of purchased gas utilized in reservoir management.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Oil and Gas Reserves

        Future cash inflows are computed by applying year-end prices of oil and natural gas relating to Marathon's proved reserves to the year-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

        The assumptions used to compute the proved reserve valuation do not necessarily reflect Marathon's expectations of actual revenues to be derived from those reserves or their present worth. Assigning monetary values to the estimated quantities of reserves, described on the preceding page, does not reduce the subjective and ever-changing nature of such reserve estimates.

        Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to uncertainties inherent in predicting the future, variations from the expected production rate also could result directly or indirectly from factors outside of Marathon's control, such as unintentional delays in development, environmental concerns, changes in prices or regulatory controls.

        The reserve valuation assumes that all reserves will be disposed of by production. However, if reserves are sold in place or subjected to participation by foreign governments, additional economic considerations could also affect the amount of cash eventually realized.

        Future production, transportation and administrative costs and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at the end of the year, based on year-end costs and assuming continuation of existing economic conditions.

        Future income tax expenses are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pretax net cash flows relating to Marathon's proved oil and gas reserves. Oil and gas related tax credits and allowances are recognized.

        Discount was derived by using a discount rate of 10 percent annually.

(In millions) December 31	United States	Europe	Africa	Total

2006
Future cash inflows	$13,435	$8,713	$22,799	$44,947
Future production, transportation and administrative costs	(5,512)	(2,564)	(1,877)	(9,953)
Future development costs	(762)	(1,781)	(495)	(3,038)
Future income tax expenses	(2,217)	(1,709)	(14,847)	(18,773)

Future net cash flows	$4,944	$2,659	$5,580	$13,183
10 percent annual discount for estimated timing of cash flows	(1,818)	(408)	(2,439)	(4,665)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$3,126	$2,251	$3,141	$8,518

2005
Future cash inflows	$17,346	$10,007	$18,088	$45,441
Future production, transportation and administrative costs	(5,046)	(2,007)	(1,910)	(8,963)
Future development costs	(853)	(1,531)	(751)	(3,135)
Future income tax expenses	(3,738)	(3,199)	(9,687)	(16,624)

Future net cash flows	$7,709	$3,270	$5,740	$16,719
10 percent annual discount for estimated timing of cash flows	(2,862)	(829)	(2,427)	(6,118)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves	$4,847	$2,441	$3,313	$10,601
Standardized measure of discounted future net cash flows relating to discontinued operations				$216

2004
Future cash inflows	$12,377	$7,742	$5,709	$25,828
Future production, transportation and administrative costs	(4,337)	(1,950)	(951)	(7,238)
Future development costs	(585)	(1,801)	(294)	(2,680)
Future income tax expenses	(2,581)	(1,753)	(1,265)	(5,599)

Future net cash flows	$4,874	$2,238	$3,199	$10,311
10 percent annual discount for estimated timing of cash flows	(1,740)	(737)	(1,419)	(3,896)

Standardized measure of discounted future net cash flows relating to proved oil and gas reserves(a)	$3,134	$1,501	$1,780	$6,415
Standardized measure of discounted future net cash flows relating to discontinued operations				$54

Summary of Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(In millions)	2006	2005	2004

Sales and transfers of oil and gas produced, net of production, transportation and administrative costs	$(5,312)	$(3,754)	$(2,689)
Net changes in prices and production, transportation and administrative costs related to future production	(1,342)	6,648	771
Extensions, discoveries and improved recovery, less related costs	1,290	700	1,349
Development costs incurred during the period	1,251	1,030	609
Changes in estimated future development costs	(527)	(552)	(628)
Revisions of previous quantity estimates	1,319	820	948
Net changes in purchases and sales of minerals in place	30	4,557	33
Accretion of discount	1,882	1,124	757
Net change in income taxes	(660)	(6,694)	(627)
Timing and other	(14)	307	97

Net change for the year	(2,083)	4,186	620
Beginning of year	10,601	6,415	5,795

End of year	$8,518	$10,601	$6,415
Net change for the year from discontinued operations	$(216)	$162	$(152)

Supplemental Statistics (Unaudited)

	2006	2005	2004

Net Liquid Hydrocarbon Sales (thousands of barrels per day)(a)
United States	76	76	81
Europe	35	36	40
Africa	112	52	32

Total International	147	88	72

Worldwide Continuing Operations	223	164	153
Discontinued Operations	12	27	17

Worldwide	235	191	170
Natural gas liquids included in above	23	18	15

Net Natural Gas Sales (millions of cubic feet per day)(a)(b)
United States	532	578	631
Europe	243	262	292
Africa	72	92	76

Total International	315	354	368

Worldwide	847	932	999

Total Worldwide Sales (thousands of barrels of oil equivalent per day)
Continuing Operations	365	319	320
Discontinued Operations	12	27	17

Worldwide	377	346	337

Average Realizations(c)
Liquid Hydrocarbons (dollars per barrel)
United States	$54.41	$45.41	$32.76
Europe	64.02	52.99	37.16
Africa	59.83	46.27	35.11
Total International	60.81	49.04	36.24
Worldwide Continuing Operations	58.63	47.35	34.40
Discontinued Operations	38.38	33.47	22.65
Worldwide	$57.58	$45.42	$33.31
Natural Gas (dollars per thousand cubic feet)
United States	$5.76	$6.42	$4.89
Europe	6.74	5.70	4.13
Africa	0.27	0.25	0.25
Total International	5.27	4.28	3.33
Worldwide	$5.58	$5.61	$4.31

Net Proved Reserves at year-end (developed and undeveloped)
Liquid Hydrocarbons (millions of barrels)
United States	172	189	191
International	505	515	369

Total	677	704	560
Developed reserves as a percentage of total net reserves	84%	86%	69%

Natural Gas (billions of cubic feet)
United States	1,069	1,209	1,364
International	2,441	2,338	2,108

Total	3,510	3,547	3,472
Developed reserves as a percentage of total net reserves	50%	54%	56%

(a)
Amounts represent net sales after royalties, except for Ireland where amounts are before royalties.
(b)
Includes natural gas acquired for injection and subsequent resale of 46 mmcfd, 38 mmcfd and 19 mmcfd in 2006, 2005 and 2004. Effective July 1, 2005, the methodology for allocating sales volumes between natural gas produced from the Brae complex and third-party natural gas production was modified, resulting in an increase in volumes representing natural gas acquired for injection and subsequent resale.
(c)
Excludes gains and losses on traditional derivative instruments and the unrealized effects of long-term U.K. natural gas contracts that are accounted for as derivatives.

(Dollars in millions, except as noted)	2006	2005	2004

Segment Income (Loss)
Exploration and Production
United States	$873	$983	$674
International	1,130	904	416

E&P segment	2,003	1,887	1,090
Refining, Marketing and Transportation(a)	2,795	1,628	568
Integrated Gas	16	55	37

Segment income	4,814	3,570	1,695
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(212)	(377)	(327)
Gain (loss) on long-term U.K. natural gas contracts	232	(223)	(57)
Discontinued operations	277	45	(33)
Gain on disposition of Syria interest	31	–	–
Deferred income taxes – tax legislation changes	21	15	–
– other adjustments(b)	93	–	–
Loss on early extinguishment of debt	(22)	–	–
Gain on sale of minority interests in EG Holdings	–	21	–
Corporate insurance adjustment	–	–	(17)
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261
Net income per common share – basic (in dollars)	$7.31	$4.26	$1.87
– diluted (in dollars)	$7.25	$4.22	$1.86

Capital expenditures
Exploration and Production	$2,169	$1,366	$840
Refining, Marketing and Transportation(a)	916	841	794
Integrated Gas(c)	307	571	488
Discontinued Operations	45	94	106
Corporate	41	18	19

Total	$3,478	$2,890	$2,247

Exploration Expense
United States	$169	$118	$78
International	196	99	80

Total	$365	$217	$158

Refinery Runs (thousands of barrels per day)
Crude oil refined	980	973	939
Other charge and blend stocks	234	205	171

Total	1,214	1,178	1,110

Refined Product Yields (thousands of barrels per day)
Gasoline	661	644	608
Distillates	323	318	299
Propane	23	21	22
Feedstocks and special products	107	96	94
Heavy fuel oil	26	28	25
Asphalt	89	85	77

Total	1,229	1,192	1,125

Refined Product Sales Volumes (thousands of barrels per day)(d)(e)	1,425	1,455	1,400
Matching buy/sell volumes included in above(e)	24	77	71

Refining and Wholesale Marketing Gross Margin ($ per gallon)(f)	$0.2288	$0.1582	$0.0877

Speedway SuperAmerica
Retail outlets at year-end	1,636	1,638	1,669
Gasoline & distillates sales (millions of gallons)	3,301	3,226	3,152
Gasoline & distillates gross margin (dollars per gallon)	$0.1156	$0.1230	$0.1186
Merchandise sales	$2,706	$2,531	$2,335
Merchandise gross margin	$667	$626	$571

(a)
RM&T segment income for 2005 and 2004 is net of $376 million and $539 million pretax minority interest in MPC. RM&T capital expenditures include MPC at 100 percent for all periods.
(b)
Other deferred tax adjustments in 2006 represent a benefit recorded for cumulative income tax basis differences associated with prior periods.
(c)
Includes Equatorial Guinea LNG Holdings at 100 percent.
(d)
Total average daily volumes of refined product sales to wholesale, branded and retail (SSA) customers.
(e)
As a result of the change in accounting for matching buy/sell arrangements on April 1, 2006, the reported sales volumes will be lower than the volumes determined under the previous accounting practices. See Note 2 to the consolidated financial statements.
(f)
Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation. As a result of the change in accounting for matching buy/sell transactions on April 1, 2006, the resulting per gallon statistic will be higher than the statistic that would have been calculated from amounts determined under previous accounting practices. See Note 2 to the consolidated financial statements.

Exhibit 99.2

Item 6. Selected Financial Data

        On April 25, 2007, Marathon's stockholders approved an increase in the number of authorized shares of common stock from 550 million to 1.1 billion shares, and our Board of Directors declared a two-for-one split of our common stock. The split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date. The per share data below has been restated to reflect the stock split.

(In millions, except per share data)	2006(a)	2005(a)	2004	2003	2002

Statement of Income Data:
Revenues(b)	$64,896	$62,986	$49,465	$40,907	$31,295
Income from continuing operations	4,957	3,006	1,294	1,010	507
Net income	5,234	3,032	1,261	1,321	516
Basic per share data:
Income from continuing operations	$6.92	$4.22	$1.92	$1.63	$0.82
Net income	$7.31	$4.26	$1.87	$2.13	$0.83
Diluted per share data:
Income from continuing operations	$6.87	$4.19	$1.91	$1.63	$0.82
Net income	$7.25	$4.22	$1.86	$2.13	$0.83
Statement of Cash Flows Data:
Capital expenditures from continuing operations	$3,433	$2,796	$2,141	$1,873	$1,520
Dividends paid	547	436	348	298	285
Dividends paid per share	$0.76	$0.60	$0.51	$0.48	$0.46
Balance Sheet Data as of December 31:
Total assets	$30,831	$28,498	$23,423	$19,482	$17,812
Total long-term debt, including capitalized leases	3,061	3,698	4,057	4,085	4,410

(a)
On June 30, 2005, Marathon acquired the 38 percent ownership interest in MPC previously held by Ashland, making it wholly-owned by Marathon. See Note 6 to the consolidated financial statements.
(b)
Effective April 1, 2006, Marathon changed its accounting for matching buy/sell transactions. This change had no effect on income from continuing operations or net income, but the revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices. See Note 2 to the consolidated financial statements.

Exhibit 99.3

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

        Marathon is engaged in worldwide exploration, production and marketing of crude oil and natural gas; domestic refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and worldwide marketing and transportation of products manufactured from natural gas, such as LNG and methanol, and development of other projects to link stranded natural gas resources with key demand areas. Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with Item 1. Business, Item 1A. Risk Factors, Item 6. Selected Financial Data and Item 8. Financial Statements and Supplementary Data.

        Certain sections of Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting our business. These statements typically contain words such as "anticipates," "believes," "estimates," "expects," "targets," "plans," "projects," "could," "may," "should," "would" or similar words indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, which could cause future outcomes to differ materially from those set forth in the forward-looking statements.

        Unless specifically noted, amounts for the refining, marketing and transportation segment include the 38 percent interest in MPC held by Ashland prior to the Acquisition on June 30, 2005, and amounts for the integrated gas segment include the 25 percent interest held by SONAGAS (previously held by GEPetrol) in all periods and the 8.5 percent interest held by Mitsui and the 6.5 percent interest held by Marubeni since July 25, 2005.

        Effective January 1, 2006, we revised our measure of segment income to include the effects of minority interests and income taxes related to the segments. In addition, the results of activities primarily associated with the marketing of our equity natural gas production, which had been presented as part of the Integrated Gas segment prior to 2006, are now included in the Exploration and Production segment. Segment results for all periods presented reflect these changes.

Overview

Exploration and Production

        Exploration and production segment revenues correlate closely with prevailing prices for the various qualities of crude oil and natural gas we produce. The increase in our E&P segment revenues in 2006 is primarily related to increased production, particularly from Libya where the first liquid hydrocarbon sales occurred in the first quarter of 2006; however, our 2006 revenues also tracked the changes in market prices for commodities. Higher prices for crude oil early in 2006 reflected concerns about international supply due to unrest in oil-producing countries and the potential for hurricane damage in the U.S. Gulf of Mexico. As hurricane season came to an end without a major storm in the Gulf of Mexico and in the absence of significant international supply shortfalls or disruptions, crude oil prices declined. The average spot price during 2006 for West Texas Intermediate ("WTI"), a benchmark crude oil, was $66.25 per barrel, up from an average of $56.70 in 2005, and ended the year at $61.05. The average differential between WTI and Brent (an international benchmark crude oil) narrowed to $1.07 in 2006 from $2.18 in 2005. Our domestic crude oil production is on average heavier and higher in sulfur content than light sweet WTI. Heavier and higher sulfur crude oil (commonly referred to as heavy sour crude oil) sells at a discount to light sweet crude oil. Our international crude oil production is relatively sweet and is generally sold in relation to the Brent crude benchmark.

        Natural gas prices were lower in 2006 compared to 2005. A significant portion of our United States lower 48 natural gas production is sold at bid-week prices or first-of-month indices relative to our specific producing areas. The average Henry Hub first-of-month price index was $1.41 per mcf lower in 2006 than the 2005 average. Our natural gas prices in Alaska are largely contractual, while natural gas sales there are seasonal in nature, trending down during the second and third quarters of each year and increasing during the fourth and first quarters. Our other major natural gas-producing regions are Europe and Equatorial Guinea, where large portions of our natural gas are sold at contractual prices, making realized prices in these areas less volatile.

        For information on commodity price risk management, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

        E&P segment income during 2006 was up approximately 6 percent from 2005 levels, impacted by increased liquid hydrocarbon sales volumes, primarily due to the resumption of production in Libya, and the higher liquid hydrocarbon prices discussed above, partially offset by higher income taxes, primarily in Libya, operating costs and exploration expenses and decreases in natural gas sales volumes.

Refining, Marketing and Transportation

        RM&T segment income depends largely on our refining and wholesale marketing gross margin, refinery throughputs, retail marketing gross margins for gasoline, distillates and merchandise, and the profitability of our pipeline transportation operations.

        The refining and wholesale marketing gross margin is the difference between the prices of refined products sold and the costs of crude oil and other charge and blendstocks refined, the costs of purchased products and manufacturing expenses, including depreciation. We purchase crude oil to satisfy our refineries' throughput requirements. As a result, our refining and wholesale marketing gross margin could be adversely affected by rising crude oil and other charge and blendstock prices that are not recovered in the marketplace. The crack spread, which is generally a measure of the difference between spot market gasoline and distillate prices and spot market crude oil costs, is a commonly used industry indicator of refining margins. In addition to changes in the crack spread, our refining and wholesale marketing gross margin is impacted by the types of crude oil and other charge and blendstocks we process, the selling prices we realize for all the refined products we sell, the cost of purchased product and our level of manufacturing costs. We process significant amounts of sour crude oil which enhances our competitive position in the industry as sour crude oil typically can be purchased at a discount to sweet crude oil. Over the last three years, approximately 60 percent of the crude oil throughput at our refineries has been sour crude oil. As one of the largest U.S. producers of asphalt, our refining and wholesale marketing gross margin is also impacted by the selling price of asphalt. Sales of asphalt increase during the highway construction season in our market area, which is typically in the second and third quarters of each year. The selling price of asphalt is dependent on the cost of crude oil, the price of alternative paving materials and the level of construction activity in both the private and public sectors. We supplement our refining production by purchasing gasolines and distillates in the spot market to resell at wholesale. In addition, we purchase ethanol for blending with gasoline. Our refining and wholesale marketing gross margin is impacted by the cost of these purchased products, which varies with available supply and demand. Finally, our refining and wholesale marketing gross margin is impacted by changes in manufacturing costs from period to period, which are primarily driven by the level of maintenance activities at the refineries and the price of purchased natural gas used for plant fuel. Our refining and wholesale marketing gross margin has been historically volatile and varies with the level of economic activity in our various marketing areas, the regulatory climate, logistical capabilities and expectations regarding the adequacy of refined product, ethanol and raw material supplies.

        Together with our June 30, 2005 acquisition of the 38 percent minority interest in MPC, our improved refining and wholesale marketing gross margin in 2006 was the key driver of the 72 percent increase in RM&T segment income over 2005. The average refining and wholesale marketing gross margin increased to 22.88 cents per gallon in 2006 from 15.82 cents per gallon in 2005.

        For information on commodity price risk management, see "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

        Our seven refineries have an aggregate refining capacity of 974 mbpd of crude oil. During 2006, our refineries processed 980 mbpd of crude oil and 234 mbpd of other charge and blend stocks for a crude oil capacity utilization rate of 101 percent.

        Our retail marketing gross margin for gasoline and distillates, which is the difference between the ultimate price paid by consumers and the cost of the refined products, including secondary transportation and consumer excise taxes, also plays an important part in RM&T segment profitability. Factors affecting our retail gasoline and distillate gross margin include competition, seasonal demand fluctuations, the available wholesale supply, the level of economic activity in our marketing areas and weather situations that impact driving conditions. Gross margins on merchandise sold at retail outlets tend to be less volatile than the gross margins from the retail sale of gasoline and distillates. Factors affecting the gross margin on retail merchandise sales include consumer demand for merchandise items, the impact of competition and the level of economic activity in our marketing areas.

        The profitability of our pipeline transportation operations is primarily dependent on the volumes shipped through the pipelines. The volume of crude oil that we transport is directly affected by the supply of, and refiner demand for, crude oil in the markets served directly by our crude oil pipelines. Key factors in this supply and demand balance are the production levels of crude oil by producers, the availability and cost of alternative modes of transportation, and refinery and transportation system maintenance levels. The volume of refined products that we transport is directly affected by the production levels of, and user demand for, refined products in the markets served by our refined product pipelines. In most of our markets, demand for gasoline peaks during the summer driving season, which extends from May through September of each year, and declines during the fall and winter months. The seasonal pattern for distillates is the reverse of this, helping to level overall variability on an annual basis. As with crude oil, other transportation alternatives and system maintenance levels influence refined product movements.

2

Integrated Gas

        Our long-term integrated gas strategy is to link stranded natural gas resources with areas where a supply gap is emerging due to declining production and growing demand. LNG, particularly in regard to our operations in Equatorial Guinea, is a key component of this integrated gas strategy. Our integrated gas operations include marketing and transportation of products manufactured from natural gas, such as LNG and methanol, primarily in the United States, Europe and West Africa. Also included in the financial results of the IG segment are the costs associated with ongoing development of certain integrated gas projects. Methanol spot pricing is volatile largely because global methanol demand is 35 million tons and any major unplanned shutdown of or addition to production capacity can have a significant impact on the supply-demand balance.

Corporate

        On April 25, 2007, our Board of Directors declared a two-for-one split of our common stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of our common stock for each share of common stock held as of the close of business on the record date. Common stock and per share (except par value) information for all periods presented has been restated throughout this document to reflect the stock split.

2006 Operating Highlights

  •
  We announced seven discoveries in Angola and Norway and continued our major development projects, enhancing our E&P operations by:

  •
  Resuming operations and achieving first crude oil liftings in Libya;

  •
  Acquiring leasehold positions in the Bakken Shale in North Dakota and eastern Montana and the Piceance Basin of Colorado and adding acreage in the Barnett Shale in north central Texas;

  •
  Progressing the Alvheim/Vilje development offshore Norway and receiving Norwegian Government approval of the Volund field plan for development and operation that includes its tie-back to Alvheim;

  •
  Progressing the Neptune deepwater Gulf of Mexico development;

  •
  Signing a production sharing contract for the 1.2 million acre Pasangkayu exploration block in Indonesia; and

  •
  Completing the sale of our Russian oil exploration and production businesses at a gain.

  •
  We added net proved oil and natural gas reserves of 146 million boe, excluding 45 million boe of dispositions, while producing 134 million boe during 2006. Over the past three years, we have added net proved reserves of 648 million boe, excluding dispositions of approximately 46 million boe, while producing approximately 380 million boe.

  •
  We achieved record refinery crude oil and total throughput and strengthened our RM&T business by:

  •
  Authorizing the projected $3.2 billion expansion of our Garyville refinery;

  •
  Completing the Tier II ultra-low sulfur diesel fuel projects on time and under budget;

  •
  Forming an ethanol joint venture and beginning construction of the venture's first ethanol plant in Greenville, Ohio;

  •
  Awarding a FEED contract at the Detroit refinery and launching a feasibility study at the Catlettsburg refinery for potential heavy oil upgrading projects; and

  •
  Acquiring strategic marine and terminal assets.

  •
  We increased Marathon Brand gasoline and diesel sales volumes 6 percent in 2006.

  •
  We increased Speedway SuperAmerica's (SSA) same store gasoline and diesel sales volume 2 percent and merchandise sales 8 percent over 2005.

  •
  We advanced our integrated gas strategy by:

  •
  Progressing our Equatorial Guinea LNG production facility to near completion, with commissioning begun in late 2006; and

  •
  Awarding a FEED contract to evaluate a possible second LNG production facility in Equatorial Guinea.

3

  •
  We issued a request for proposals for a potential Canadian oil sands venture.

Critical Accounting Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from the estimates and assumptions used.

        Certain accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.

Estimated Net Recoverable Quantities of Oil and Natural Gas

        We use the successful efforts method of accounting for our oil and gas producing activities. The successful efforts method inherently relies on the estimation of proved oil and natural gas reserves, both developed and undeveloped. The existence and the estimated amount of proved reserves affect, among other things, whether certain costs are capitalized or expensed, the amount and timing of costs depreciated, depleted or amortized into net income and the presentation of supplemental information on oil and gas producing activities. Both the expected future cash flows to be generated by oil and gas producing properties used in testing such properties for impairment and the expected future taxable income available to realize deferred tax assets also rely, in part, on estimates of net recoverable quantities of oil and natural gas.

        Proved reserves are the estimated quantities of oil and natural gas that geologic and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Estimates of proved reserves may change, either positively or negatively, as additional information becomes available and as contractual, economic and political conditions change. During 2006, net revisions of previous estimates increased total proved reserves by 83 million boe (6 percent of the beginning-of-the-year reserves estimate). Positive revisions of 98 million boe were partially offset by 15 million boe in negative revisions.

        Our estimation of net recoverable quantities of oil and natural gas is a highly technical process performed by in-house teams of reservoir engineers and geoscience professionals. All estimates prepared by these teams are made in compliance with SEC Rule 4-10(a)(2),(3) and (4) of Regulation S-X and Statement of Financial Accounting Standards ("SFAS") No. 25, "Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies (an Amendment of FASB Statement No. 19)," and disclosed in accordance with the requirements of SFAS No. 69, "Disclosures about Oil and Gas Producing Activities (an Amendment of FASB Statements 19, 25, 33 and 39)." All reserve estimates are reviewed and approved by members of our Corporate Reserves Group. Any change to proved reserves estimates in excess of 2.5 million boe on a total-field basis, within a single month, must be approved by the Director of Corporate Reserves, who reports to our Chief Financial Officer. The Corporate Reserves Group may also perform separate, detailed technical reviews of reserve estimates for significant fields that were acquired recently or for properties with problematic indicators such as excessively long lives, sudden changes in performance or changes in economic or operating conditions.

        Third-party consultants are engaged to prepare independent reserve estimates for fields that make up 80 percent of our reserves over a rolling four-year period. At December 31, 2006 we had met this goal. For 2006, Marathon established a tolerance level of 10 percent for third-party reserve estimates such that the third-party consultants discontinue their estimation activities once their results are within 10 percent of Marathon's internal estimates. Should the third-party consultants' initial analysis fail to reach our tolerance level, the consultants re-examine the information provided, request additional data and refine their analysis if appropriate. If, after this re-examination, the third-party consultants cannot arrive at estimates within our tolerance, we would adjust our reserve estimates as necessary. This independent third-party reserve estimation process did not result in significant changes to our reserve estimates in 2006, 2005 or 2004.

        The reserves of the Alba field in Equatorial Guinea comprise approximately 40 percent of our total proved oil and natural gas reserves as of December 31, 2006. The next five largest oil and gas producing asset groups – the Waha concessions in Libya, the Alvheim development offshore Norway, the Brae area complex offshore the United Kingdom,

4

the Kenai field in Alaska and the Oregon Basin field in the Rocky Mountain area of the United States – comprise a total of approximately 30 percent of our total proved oil and natural gas reserves.

        Depreciation and depletion of producing oil and natural gas properties is determined by the units-of-production method and could change with revisions to estimated proved developed reserves. The change in the depreciation and depletion rate over the past three years due to revisions of previous reserve estimates has not been significant. A five percent increase in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $6.92 per barrel to $6.59 per barrel, which would increase pretax income by approximately $45 million annually, based on 2006 production. A five percent decrease in the amount of oil and natural gas reserves would change the depreciation and depletion rate from $6.92 per barrel to $7.28 per barrel and would result in a decrease in pretax income of approximately $50 million annually, based on 2006 production.

Fair Value Estimates

        We are required to develop estimates of fair value to allocate the purchase prices paid to acquire businesses to the assets acquired and liabilities assumed in those acquisitions, to assess impairment of long-lived assets, goodwill and intangible assets and to record non-exchange traded derivative instruments. Other items which require fair value estimates include asset retirement obligations, guarantee obligations and stock-based compensation.

        Under the purchase method of accounting, the purchase price paid to acquire a business is allocated to its assets and liabilities based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired is recorded as goodwill. The most difficult estimations of individual fair values are those involving property, plant and equipment and identifiable intangible assets. We use all available information to make these fair value determinations and, for certain acquisitions, engage third-party consultants for assistance. During 2005, we made two significant acquisitions with an aggregate purchase price of $3.156 billion that was allocated to the assets acquired and liabilities assumed based on their estimated fair values. See Note 6 to the consolidated financial statements for information on these acquisitions. We did not make any significant acquisitions in 2006. As of December 31, 2006, our recorded goodwill was $1.398 billion. Such goodwill is not amortized, but rather is tested for impairment annually, and when events or changes in circumstances indicate that the fair value of a reporting unit with goodwill has been reduced below its carrying value.

        The fair values used to allocate the purchase price of an acquisition and to test goodwill for impairment are often estimated using the expected present value of future cash flows method, which requires us to project related future revenues and expenses and apply an appropriate discount rate. The estimates used in determining fair values are based on assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Accordingly, actual results may differ from the projected results used to determine fair value.

        Long-lived assets used in operations are assessed for impairment whenever changes in facts and circumstances indicate that the carrying value of the assets may not be recoverable. For purposes of impairment evaluation, long-lived assets must be grouped at the lowest level for which independent cash flows can be identified, which generally is field-by-field for E&P assets, refinery and associated distribution system level or pipeline system level for refining and transportation assets, or site level for retail stores. If the sum of the undiscounted estimated pretax cash flows is less than the carrying value of an asset group, the carrying value is written down to the estimated fair value.

        Estimating the expected future cash flows from our oil and gas producing asset groups requires assumptions about matters such as future oil and natural gas prices, estimated recoverable quantities of oil and natural gas, expected field performance and the political environment in the host country. An impairment of any of our large oil and gas producing properties could have a material impact on our consolidated financial condition and results of operations.

        We evaluate our unproved property investment for impairment based on time or geologic factors in addition to the use of an undiscounted future net cash flow approach. Information such as drilling results, reservoir performance, seismic interpretation or future plans to develop acreage are also considered. The expected future cash flows from our RM&T assets require assumptions about matters such as future refined product prices, future crude oil and other feedstock costs, estimated remaining lives of the assets and future expenditures necessary to maintain the assets' existing service potential.

        During 2006, we recorded impairments of $25 million, including $20 million related to the Camden Hills field in the Gulf of Mexico and the associated Canyon Express pipeline. Natural gas production from the Camden Hills field ended during 2006 as a result of increased water production from the well. We did not have significant impairment

5

charges during 2005. During 2004, we recorded an impairment of $32 million related to unproved properties and $12 million related to producing properties primarily as a result of unsuccessful developmental drilling activity in Russia.

        We record all derivative instruments at fair value. We have two long-term contracts for the sale of natural gas in the United Kingdom that are accounted for as derivative instruments. These contracts expire in September 2009. These contracts were entered into in the early 1990s in support of our investments in the East Brae field and the SAGE pipeline. Contract prices are linked to a basket of energy and other indices. The contract price is reset annually in October based on the previous twelve-month changes in the basket of indices. Consequently, the prices under these contracts do not track forward natural gas prices. The fair value of these contracts is determined by applying the difference between the contract price and the U.K. forward natural gas strip price to the expected sales volumes under these contracts for the next 18 months. Adjustments to the fair value of these contracts result in non-cash charges or credits to income from operations. The difference between the contract price and the U.K. forward natural gas strip price may fluctuate widely from time to time and may significantly affect income from operations. In 2006, the non-cash gains related to changes in fair value recognized in income from operations were $454 million. Non-cash losses of $386 million and $99 million were recognized in 2005 and 2004. These effects are primarily due to the U.K. 18-month forward natural gas price curve weakening 44 percent in 2006, while it strengthened 90 percent and 36 percent during 2005 and 2004.

Expected Future Taxable Income

        We must estimate our expected future taxable income to assess the realizability of our deferred income tax assets. As of December 31, 2006, we reported net deferred tax assets of $1.865 billion, which represented gross assets of $2.554 billion net of valuation allowances of $689 million.

        Numerous assumptions are inherent in the estimation of future taxable income, including assumptions about matters that are dependent on future events, such as future operating conditions (particularly as related to prevailing oil and natural gas prices) and future financial conditions. The estimates and assumptions used in determining future taxable income are consistent with those used in our internal budgets, forecasts and strategic plans.

        In determining our overall estimated future taxable income for purposes of assessing the need for additional valuation allowances, we consider proved and risk-adjusted probable and possible reserves related to our existing producing properties, as well as estimated quantities of oil and natural gas related to undeveloped discoveries if, in our judgment, it is likely that development plans will be approved in the foreseeable future. In assessing the propriety of releasing an existing valuation allowance, we consider the preponderance of evidence concerning the realization of the impaired deferred tax asset.

        Additionally, we must consider any prudent and feasible tax planning strategies that might minimize the amount of deferred tax liabilities recognized or the amount of any valuation allowance recognized against deferred tax assets, if we can implement these strategies and if we expect to implement these strategies in the event the forecasted conditions actually occurred. The principal tax planning strategy available to us relates to the permanent reinvestment of the earnings of our foreign subsidiaries. Assumptions related to the permanent reinvestment of the earnings of our foreign subsidiaries are reconsidered quarterly to give effect to changes in our portfolio of producing properties and in our tax profile.

Pensions and Other Postretirement Benefit Obligations

        Accounting for pension and other postretirement benefit obligations involves numerous assumptions, the most significant of which relate to the following:

  •
  the discount rate for measuring the present value of future plan obligations;

  •
  the expected long-term return on plan assets;

  •
  the rate of future increases in compensation levels; and

  •
  health care cost projections.

        We develop our demographics and utilize the work of third-party actuaries to assist in the measurement of these obligations. We have selected different discount rates for our funded U.S. pension plans and our unfunded U.S. retiree health plans due to the different projected liability durations of 9 years and 13 years. In determining the assumed discount rates, our methods include a review of market yields on high-quality corporate debt and use of our third-party actuary's discount rate modeling tool. This tool applies a yield curve to the projected benefit plan cash flows

6

using a hypothetical Aa yield curve. The yield curve represents a series of annualized individual discount rates from 1.5 to 30 years. The bonds used are rated Aa or higher by a recognized rating agency and only non-callable bonds are included. Each issue is required to have at least $150 million par value outstanding. The top quartile bonds are selected within each maturity group to construct the yield curve.

        The asset rate of return assumption considers the asset mix of the plans (currently targeted at approximately 75 percent equity securities and 25 percent debt securities for the funded pension plans), past performance and other factors. Certain components of the asset mix are modeled with various assumptions regarding inflation, debt returns and stock yields. Our assumptions are compared to those of peer companies and to historical returns for reasonableness and appropriateness.

        Compensation increase assumptions are based on historical experience, anticipated future management actions and demographics of the benefit plans.

        Health care cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends.

        Note 24 to the consolidated financial statements includes detailed information about the assumptions used to calculate the components of our defined benefit pension and other postretirement plan expense for 2006, 2005 and 2004, as well as the obligations and accumulated other comprehensive income reported on the balance sheets as of December 31, 2006 and 2005.

        Of the assumptions used to measure the December 31, 2006 obligations and estimated 2007 net periodic benefit cost, the discount rate has the most significant effect on the periodic benefit cost reported for the plans. A 0.25 percent decrease in the discount rates of 5.80 percent for our U.S. pension plans and 5.90 percent for our other U.S. postretirement benefit plans would increase pension obligations and other postretirement benefit plan obligations by $93 million and $28 million and would increase defined benefit pension expense and other postretirement plan expense by $13 million and $2 million.

        In 2006, we made certain plan design changes which included an update of the mortality table used in the plans' definition of actuarial equivalence and lump sum calculations and a 20 percent retiree cost of living adjustment for annuitants. This change increased our benefit obligations by $117 million. In 2005, we decreased our retirement age assumption by two years and also increased our lump sum election rate from 90 percent to 96 percent based on changing trends in our experience. This change increased our benefit obligations by $109 million.

Contingent Liabilities

        We accrue contingent liabilities for income and other tax deficiencies, environmental remediation, product liability claims and litigation claims when such contingencies are probable and estimable. Actual costs can differ from estimates for many reasons. For instance, the costs from settlement of claims and litigation can vary from estimates based on differing interpretations of laws, opinions on responsibility and assessments of the amount of damages. Similarly, liabilities for environmental remediation may vary because of changes in laws, regulations and their interpretation; the determination of additional information on the extent and nature of site contamination; and improvements in technology. Our in-house legal counsel regularly assesses these contingent liabilities. In certain circumstances, outside legal counsel is utilized.

        A liability is recorded for these types of contingencies if we determine the loss to be both probable and estimable. We generally record these losses as cost of revenues or selling, general and administrative expenses in the consolidated statements of income, except for tax contingencies, which are recorded as other taxes or provision for income taxes. For additional information on contingent liabilities, see "Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies."

        An estimate of the sensitivity to net income if other assumptions had been used in recording these liabilities is not practical because of the number of contingencies that must be assessed, the number of underlying assumptions and the wide range of reasonably possible outcomes, in terms of both the probability of loss and the estimates of such loss.

7

Management's Discussion and Analysis of Results of Operations

Change in Accounting for Matching Buy/Sell Transactions

        Matching buy/sell transactions arise from arrangements in which we agree to buy a specified quantity and quality of crude oil or refined product to be delivered to a specified location while simultaneously agreeing to sell a specified quantity and quality of the same commodity at a specified location to the same counterparty. Prior to April 1, 2006, all matching buy/sell transactions were recorded as separate sale and purchase transactions, or on a "gross" basis. Effective for contracts entered into or modified on or after April 1, 2006, the income effects of matching buy/sell transactions are reported in cost of revenues, or on a "net" basis. Transactions under contracts entered into before April 1, 2006 will continue to be reported on a "gross" basis.

        Each purchase and sale transaction has the characteristics of a separate legal transaction, including separate invoicing and cash settlement. Accordingly, we believed that we were required to account for these transactions separately. An accounting interpretation clarified the circumstances under which a matching buy/sell transaction should be viewed as a single transaction involving the exchange of inventory. For a further description of the accounting requirements and how they apply to matching buy/sell transactions, see Note 2 to the consolidated financial statements.

        This accounting change had no effect on net income but the amounts of revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

        Additionally, this accounting change impacts the comparability of certain operating statistics, most notably "refining and wholesale marketing gross margin per gallon." While this change does not have an effect on the refining and wholesale marketing gross margin (the numerator for calculating this statistic), sales volumes (the denominator for calculating this statistic) recognized after April 1, 2006 are less than the amount that would have been recognized under previous accounting practices because volumes related to matching buy/sell transactions under contracts entered into or modified on or after April 1, 2006 have been excluded. Accordingly, the resulting refining and wholesale marketing gross margin per gallon statistic will be higher than that same statistic calculated from amounts determined under previous accounting practices. The effect of this change on the refining and wholesale marketing gross margin per gallon for 2006 was not significant.

Consolidated Results of Operations

        Revenues for each of the last three years are summarized in the following table:

(In millions)	2006	2005	2004

E&P	$9,010	$8,009	$6,412
RM&T	55,941	56,003	43,630
IG	179	236	190

Segment revenues	65,130	64,248	50,232
Elimination of intersegment revenues	(688)	(876)	(668)
Gain (loss) on long-term U.K. gas contracts	454	(386)	(99)

Total revenues	$64,896	$62,986	$49,465

Items included in both revenues and costs and expenses:
Consumer excise taxes on petroleum products and merchandise	$4,979	$4,715	$4,463
Matching crude oil and refined product buy/sell transactions settled in cash:
E&P	$16	$123	$167
RM&T	5,441	12,513	9,075

Total buy/sell transactions included in revenues	$5,457	$12,636	$9,242

        E&P segment revenues increased $1.001 billion in 2006 from 2005 and $1.597 billion in 2005 from 2004. The 2006 increase was primarily in international revenues due to higher realized liquid hydrocarbon prices and sales volumes as illustrated in the table below. The largest liquid hydrocarbon sales volume increase was in Libya, where the first crude oil sales occurred in the first quarter of 2006 and where sales volumes averaged 54 mbpd in 2006, including a total of 8 mbpd that were owed to our account upon the resumption of our operations there. Revenues from domestic operations were flat from year to year. An 8 percent decrease in domestic net natural gas sales volumes, primarily as the result of the Camden Hills field in the Gulf of Mexico ceasing production in early 2006, almost completely offset the benefit of higher liquid hydrocarbon prices in 2006.

8

        The 2005 increase in E&P segment revenues over 2004 was primarily the result of higher worldwide liquid hydrocarbon and natural gas prices and international liquid hydrocarbon sales volumes partially offset by lower domestic natural gas and liquid hydrocarbon sales volumes as illustrated in the table below. The decline in domestic volumes in 2005 resulted primarily from weather-related downtime in the Gulf of Mexico and natural declines in field production rates.

E&P Operating Statistics

	2006	2005	2004

Net Liquid Hydrocarbon Sales (mbpd)(a)
United States	76	76	81
Europe	35	36	40
Africa	112	52	32

Total International(b)	147	88	72

Worldwide Continuing Operations	223	164	153
Discontinued Operations(c)	12	27	17

WORLDWIDE	235	191	170
Net Natural Gas Sales (mmcfd)(d)(e)
United States	532	578	631
Europe	243	262	292
Africa	72	92	76

Total International	315	354	368

WORLDWIDE	847	932	999
Total Worldwide Sales (mboepd)
Continuing operations	365	319	320
Discontinued operations	12	27	17

WORLDWIDE	377	346	337

Average Realizations(f)
Liquid Hydrocarbons ($ per bbl)
United States	$54.41	$45.41	$32.76
Europe	64.02	52.99	37.16
Africa	59.83	46.27	35.11
Total International	60.81	49.04	36.24
Worldwide Continuing Operations	58.63	47.35	34.40
Discontinued Operations	38.38	33.47	22.65
WORLDWIDE	$57.58	$45.42	$33.31
Natural Gas ($ per mcf)
United States	$5.76	$6.42	$4.89
Europe	6.74	5.70	4.13
Africa	0.27	0.25	0.25
Total International	5.27	4.28	3.33
WORLDWIDE	$5.58	$5.61	$4.31

(a)
Includes crude oil, condensate and natural gas liquids.
(b)
Represents equity tanker liftings and direct deliveries of liquid hydrocarbons. The amounts correspond with the basis for fiscal settlements with governments. Crude oil purchases, if any, from host governments are excluded.
(c)
Represents Marathon's Russian oil exploration and production businesses that were sold in June 2006.
(d)
Represents net sales after royalties, except for Ireland where amounts are before royalties.
(e)
Includes natural gas acquired for injection and subsequent resale of 46, 38, and 19 mmcfd in 2006, 2005 and 2004, respectively. Effective July 1, 2005, the methodology for allocating sales volumes between natural gas produced from the Brae complex and third-party natural gas production was modified, resulting in an increase in volumes representing natural gas acquired for injection and subsequent resale.
(f)
Excludes gains and losses on traditional derivative instruments and the unrealized effects of long-term U.K. natural gas contracts that are accounted for as derivatives.

        E&P segment revenues included derivative gains of $25 million and $7 million in 2006 and 2005, and derivative losses of $152 million in 2004. Excluded from E&P segment revenues were gains of $454 million in 2006 and losses of $386 million and $99 million in 2005 and 2004 related to long-term natural gas sales contracts in the United Kingdom that are accounted for as derivative instruments. See "Item 7A. Quantitative and Qualitative Disclosures about Market Risk" on page 56.

9

        RM&T segment revenues decreased by $62 million in 2006 from 2005 and increased by $12.373 billion in 2005 from 2004. The portion of RM&T revenues reported for matching buy/sell transactions decreased $7.072 billion and increased $3.438 billion in the same periods. The decrease in revenues from matching buy/sell transactions in 2006 was a result of the change in accounting for these transactions effective April 1, 2006, discussed above. Excluding matching buy/sell transactions, 2006 revenues increased primarily as a result of higher refined product prices and sales volumes. The 2005 increase primarily reflected higher refined product and crude oil prices and increased refined product sales volumes, partially offset by decreased crude oil sales volumes.

        For additional information on segment results see page 43.

        Income from equity method investments increased by $126 million in 2006 from 2005 and increased by $98 million in 2005 from 2004. Income from our LPG operations in Equatorial Guinea increased in both periods due to higher sales volumes as a result of the plant expansions completed in 2005. The increase in 2005 also included higher PTC income as a result of higher distillate gross margins.

        Cost of revenues increased $4.609 billion in 2006 from 2005 and $7.106 billion in 2005 from 2004. In both periods the increases were primarily in the RM&T segment and resulted from increases in acquisition costs of crude oil, refinery charge and blend stocks and purchased refined products. The increase in both periods was also impacted by higher manufacturing expenses, primarily the result of higher contract services and labor costs in 2006 and higher purchased energy costs in 2005.

        Purchases related to matching buy/sell transactions decreased $6.968 billion in 2006 from 2005 and increased $3.314 billion in 2005 from 2004, mostly in the RM&T segment. The decrease in 2006 was primarily related to the change in accounting for matching buy/sell transactions discussed above. The increase in 2005 was primarily due to increased crude oil prices.

        Depreciation, depletion and amortization increased $215 million in 2006 from 2005 and $125 million in 2005 from 2004. RM&T segment depreciation expense increased in both years as a result of the increase in asset value recorded for our acquisition of the 38 percent interest in MPC on June 30, 2005. In addition, the Detroit refinery expansion completed in the fourth quarter of 2005 contributed to the RM&T depreciation expense increase in 2006. E&P segment depreciation expense for 2006 included a $20 million impairment of capitalized costs related to the Camden Hills field in the Gulf of Mexico and the associated Canyon Express pipeline. Natural gas production from the Camden Hills field ended in 2006 as a result of increased water production from the well.

        Selling, general and administrative expenses increased $73 million in 2006 from 2005 and $134 million in 2005 from 2004. The 2006 increase was primarily because personnel and staffing costs increased throughout the year primarily as a result of variable compensation arrangements and increased business activity. Partially offsetting these increases were reductions in stock-based compensation expense. The increase in 2005 was primarily a result of increased stock-based compensation expense, due to the increase in our stock price during that year as well as an increase in equity-based awards, which was partially offset by a decrease in expense as a result of severance and pension plan curtailment charges and start-up costs related to EGHoldings in 2004.

        Exploration expenses increased $148 million in 2006 from 2005 and $59 million in 2005 from 2004. Exploration expense related to dry wells and other write-offs totaled $166 million, $111 million and $47 million in 2006, 2005 and 2004. Exploration expense in 2006 also included $47 million for exiting the Cortland and Empire leases in Nova Scotia.

        Net interest and other financing costs (income) reflected a net $37 million of income for 2006, a favorable change of $183 million from the net $146 million expense in 2005. Net interest and other financing costs decreased $16 million in 2005 from 2004. The favorable changes in 2006 included increased interest income due to higher interest rates and average cash balances, foreign currency exchange gains, adjustments to interest on tax issues and greater capitalized interest. The decrease in expense for 2005 was primarily a result of increased interest income on higher average cash balances and greater capitalized interest, partially offset by increased interest on potential tax deficiencies and higher foreign exchange losses. Included in net interest and other financing costs (income) are foreign currency gains of $16 million, losses of $17 million and gains of $9 million for 2006, 2005 and 2004.

        Minority interest in income of MPC decreased $148 million in 2005 from 2004 due to our acquisition of the 38 percent interest in MPC on June 30, 2005.

        Provision for income taxes increased $2.308 billion in 2006 from 2005 and $979 million in 2005 from 2004, primarily due to the $4.259 billion and $2.691 billion increases in income from continuing operations before income taxes. The increase in our effective income tax rate in 2006 was primarily a result of the income taxes related to our Libyan operations, where the statutory income tax rate is in excess of 90 percent. The following is an analysis of the effective income tax rates for continuing operations for 2006, 2005 and 2004. See Note 11 to the consolidated financial statements for further discussion.

	2006	2005	2004

Statutory U.S. income tax rate	35.0%	35.0%	35.0%
Effects of foreign operations, including foreign tax credits	9.9	(0.8)	0.5
State and local income taxes net of federal income tax effects	1.9	2.5	1.6
Other tax effects	(2.0)	(0.4)	(0.9)

Effective income tax rate for continuing operations	44.8%	36.3%	36.2%

10

        Discontinued operations for all periods reflects the operations of our former Russian oil exploration and production businesses which were sold in June 2006. An after-tax gain on the disposal of $243 million is included in discontinued operations for 2006. See Note 7 to the consolidated financial statements for additional information. Also included in 2004 is a $4 million adjustment to the gain on the 2003 sale of our exploration and production operations in western Canada.

        Cumulative effect of change in accounting principle in 2005 was an unfavorable effect of $19 million, net of taxes of $12 million, representing the adoption of Financial Accounting Standards Board Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143," as of December 31, 2005.

Segment Results

        Effective January 1, 2006, we revised our measure of segment income to include the effects of minority interests and income taxes related to the segments. In addition, the results of activities primarily associated with the marketing of our equity natural gas production, which had been presented as part of the integrated gas segment prior to 2006, are now included in the exploration and production segment. Segment results for all periods presented reflect these changes.

        As discussed in Note 7 to the consolidated financial statements, we sold our Russian oil exploration and production businesses during 2006. The activities of these operations have been reported as discontinued operations and therefore are excluded from segment results for all periods presented.

        Segment income for each of the last three years is summarized and reconciled to net income in the following table.

(In millions)	2006	2005	2004

E&P
Domestic	$873	$983	$674
International	1,130	904	416

E&P segment income	2,003	1,887	1,090
RM&T	2,795	1,628	568
IG	16	55	37

Segment income	4,814	3,570	1,695
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(212)	(377)	(327)
Gain (loss) on long-term U.K. natural gas contracts(a)	232	(223)	(57)
Discontinued operations	277	45	(33)
Gain on disposition of Syria interest	31	–	–
Deferred income taxes – tax legislation changes	21	15	–
– other adjustments(b)	93	–	–
Loss on early extinguishment of debt	(22)	–	–
Gain on sale of minority interests in EGHoldings	–	21	–
Corporate insurance adjustment(c)	–	–	(17)
Cumulative effect of change in accounting principle	–	(19)	–

Net income	$5,234	$3,032	$1,261

(a)
Amounts relate to long-term natural gas contracts in the United Kingdom that are accounted for as derivative instruments and recorded at fair value. See "Critical Accounting Estimates – Fair Value Estimates" on page 37 for further discussion.
(b)
Other deferred tax adjustments in 2006 represent a benefit recorded for cumulative income tax basis differences associated with prior periods.
(c)
Insurance expense in 2004 related to estimated future obligations to make certain insurance premium payments related to past loss experience.

        United States E&P income decreased $110 million in 2006 from 2005. This was the result of a $182 million decline in pretax income, partially offset by a slight reduction in the effective income tax rate from 37 percent in 2005 to 36 percent in 2006. The decrease in pretax income was due to increases in variable production costs, exploration expenses, property impairments and depreciation, depletion and amortization. Exploration expenses in 2006 were $51 million higher than in 2005, with half of the increase related to a Gulf of Mexico exploratory dry well. As discussed above, U.S. E&P revenues were flat from 2005 to 2006.

        U.S. E&P income increased $309 million in 2005 from 2004. This was the result of a $917 million pretax income increase primarily due to higher revenues as discussed above. The effective income tax rate was 37 percent in both

11

years. Our cost of storm-related repairs as a result of 2005 hurricane activity in the Gulf of Mexico was not significant and our Gulf of Mexico production quickly returned to pre-storm levels. In late September 2004, certain production platforms in the Gulf of Mexico were evacuated due to hurricane activity. All facilities were back on line by October 1, 2004 with the exception of the Petronius platform which came back on line in March 2005. As a result of the damage to the Petronius platform, we recorded expense of $11 million in 2004 representing repair costs incurred, partially offset by the net effects of the property damage insurance recoveries and the related retrospective insurance premiums. We recorded income of $53 million in 2005 and $34 million in 2004 for business interruption insurance recoveries.

        International E&P income increased $226 million in 2006 from 2005, reflecting an increase in pretax income of $1.639 billion and an increase in the effective tax rate from 34 percent in 2005 to 62 percent in 2006. The revenue increase discussed above, primarily related to higher liquid hydrocarbon sales volumes and prices in Libya, had the most significant impact on pretax income. Depreciation, depletion and amortization and other variable costs increased with increased production to partially offset the revenue increase. Exploration expenses also increased $97 million in 2006 compared to 2005. Exploration expense related to dry wells and other write-offs was $68 million in 2006 and $44 million in 2005. Also included in 2006 exploration expense was $47 million for exiting the Cortland and Empire leases in Nova Scotia. The increase in the effective income tax rate was primarily the result of the income taxes related to our Libyan operations, where the statutory income tax rate is in excess of 90 percent, and the 2006 increase in the U.K. supplemental corporation tax rate from 10 percent to 20 percent.

        International E&P income increased $488 million in 2005 from 2004, reflecting an increase in pretax income of $740 million and an effective income tax rate of 37 percent in both years. The revenue increase discussed above had the most significant impact on pretax income. Increases in production costs and depletion, depreciation and amortization related primarily to increased production partially offset the benefit of higher revenue. Exploration expenses were also higher in 2005.

        RM&T segment income increased $1.167 billion in 2006 from 2005 and $1.060 billion in 2005 from 2004. Segment income in 2006 and 2005 benefited from the 38 percent minority interest in MPC that we acquired on June 30, 2005. Pre-tax income increased by $1.802 billion in 2006 from 2005 and $1.766 billion in 2005 from 2004. The pretax earnings reduction related to the minority interest was $376 million in 2005 and $539 million in 2004. The key driver of the increase in RM&T pretax income in both years was our refining and wholesale marketing gross margin which averaged 22.88 cents per gallon in 2006 compared to 15.82 cents in 2005 and 8.77 cents in 2004. The increase in the margin for 2006 reflected wider crack spreads, improved refined product sales realizations, the favorable effects of our ethanol blending program and increased refinery throughputs. In 2005, the margin improved initially due to wider sweet/sour crude oil differentials and later due to the temporary impact that Hurricanes Katrina and Rita had on refined product prices and concerns about the adequacy of distillate supplies heading into that winter.

        Included in the refining and wholesale marketing gross margin were pretax gains of $400 million in 2006 and pretax losses of $238 million in 2005 and $272 million in 2004 related to derivatives utilized primarily to manage price risk. These derivative gains and losses are largely offset by gains and losses on the physical commodity transactions related to these derivative positions. The change from derivative losses to derivative gains reflects both improvements in the realized effects of our derivatives programs as well as unrealized effects as a result of marking open derivatives positions to market. See further discussion under "Item 7A. Quantitative and Qualitative Disclosures about Market Risk."

        We averaged 980 mbpd of crude oil throughput in 2006, or 101 percent of system capacity. We averaged 973 mbpd of crude oil throughput in 2005 and 939 mbpd in 2004, representing 102 percent and 99 percent of system capacity for those years. Our capacity increased in 2005 as a result of the Detroit refinery expansion from 74 to 100 mbpd.

        The following table includes certain key operating statistics for the RM&T segment for each of the last three years.

RM&T Operating Statistics

	2006	2005	2004

Refining and wholesale marketing gross margin ($ per gallon)(a)	$0.2288	$0.1582	$0.0877
Refined products sales volumes (mbpd)(b)(c)	1,425	1,455	1,400
Matching buy/sell volumes included in refined products sales volumes (mbpd)(c)	24	77	71

(a)
Sales revenue less cost of refinery inputs, purchased products and manufacturing expenses, including depreciation.
(b)
Total average daily volumes of refined product sales to wholesale, branded and retail (SSA) customers.
(c)
On April 1, 2006, we changed our accounting for matching buy/sell transactions as a result of a new accounting standard. This change resulted in lower refined product sales volumes for the remainder of 2006 than would have been reported under the previous accounting practices. See Note 2 to the consolidated financial statements.

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        IG segment income decreased $39 million in 2006 from 2005 compared to an increase of $18 million in 2005 from 2004. In 2006, a $17 million pretax loss was recognized as a result of the renegotiation of a technology agreement and income from our equity method investment in AMPCO was lower due to plant downtime during a planned turnaround and subsequent compressor repair, partially offset by higher realized methanol prices. The provision for income taxes also increased $15 million in 2006.

Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity

Financial Condition

        Net property, plant and equipment increased $1.642 billion in 2006 primarily as a result of the capital expenditures and the additional capitalized asset retirement costs discussed below. Net property, plant and equipment as of the end of the last two years is summarized in the following table.

(In millions)	2006	2005

E&P
Domestic	$3,636	$2,811
International	4,879	4,737

Total E&P	8,515	7,548
RM&T	6,452	6,113
IG	1,378	1,145
Corporate	308	205

Total	$16,653	$15,011

        Asset retirement obligations increased $333 million in 2006 from 2005 primarily due to upward revisions of previous estimates related to increasing cost estimates, primarily in the United Kingdom, and to the accrual of obligations for new properties, primarily the Alvheim/Vilje development in Norway and the LNG production facility in Equatorial Guinea.

Cash Flows

        Net cash provided from operating activities totaled $5.488 billion in 2006, compared with $4.738 billion in 2005 and $3.766 billion in 2004. The $750 million increase in 2006 primarily reflects the impact of higher net income, partially offset by contributions of $635 million to our funded defined benefit pension plans and working capital changes. The 2005 increase mainly resulted from higher net income, partially offset by the effects of receivables which were transferred to Ashland at the Acquisition date.

        Net cash used in investing activities totaled $2.955 billion in 2006, compared with $3.127 billion in 2005 and $2.324 billion in 2004. Significant investing activities include capital expenditures, acquisitions of businesses and asset disposals.

        Capital expenditures by segment for continuing operations for each of the last three years are summarized in the following table.

(In millions)	2006	2005	2004

E&P
Domestic	$1,302	$638	$405
International	867	728	435

Total E&P	2,169	1,366	840
RM&T	916	841	794
IG	307	571	488
Corporate	41	18	19

Total	$3,433	$2,796	$2,141

        The $637 million increase in capital expenditures in 2006 over 2005 primarily resulted from increased spending in the E&P segment and primarily relates to significant acreage acquisitions in the Bakken Shale in North Dakota and eastern Montana and the Piceance Basin of Colorado, as well as to continued work on the Alvheim/Vilje development offshore Norway and the Neptune development in the Gulf of Mexico. The $264 million decrease in integrated gas spending reflects the fact that the LNG production facility in Equatorial Guinea is nearing completion. The $655 million increase in 2005 capital expenditures over 2004 mainly resulted from increased spending related to the Alvheim development and the Equatorial Guinea LNG production facility.

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        Acquisitions in 2006 primarily included cash payments of $718 million associated with our re-entry into Libya. Acquisitions in 2005 included cash payments of $506 million for the acquisition of Ashland's 38 percent ownership in MPC. For further discussion of acquisitions, see Note 6 to the consolidated financial statements.

        Disposal of assets and of discontinued operations totaled $966 million in 2006, compared with $131 million in 2005 and $76 million in 2004. Proceeds of $832 million from the disposal of discontinued operations in 2006 related to the sale of our Russian exploration and production businesses in June 2006. In 2006, other disposals of assets included proceeds from the sale of 90 percent of our interest in Syrian natural gas fields, SSA stores and other domestic production and transportation assets. In 2005 and 2004, proceeds were primarily from the sale of various domestic producing properties and SSA stores.

        Net cash used in financing activities totaled $2.581 billion in 2006, compared with $2.345 billion in 2005, and net cash provided of $527 million in 2004. Significant uses of cash in financing activities during 2006 included common stock repurchases under a previously announced plan, which is discussed under Liquidity and Capital Resources, dividend payments, the repayment of our 6.65% notes that matured during 2006 and the early extinguishment of portions of our outstanding debt. The most significant use of cash in 2005 was related to the repayment of $1.920 billion of debt assumed as a part of the acquisition of Ashland's 38 percent of MPC. In 2004, cash provided from financing activities was primarily related to the issuance of 69,000,000 shares of common stock on March 31, 2004, resulting in net proceeds of $1.004 billion. The change from 2004 to 2005 also included an increase in dividends paid and distributions to the minority shareholder of MPC prior to the Acquisition, net of an increase in contributions from the minority shareholders of EGHoldings.

Derivative Instruments

        See "Quantitative and Qualitative Disclosures about Market Risk" on page 56, for a discussion of derivative instruments and associated market risk.

Dividends to Stockholders

        Dividends of $0.76 per common share or $548 million were paid during 2006. On January 29, 2007, our Board of Directors declared a dividend of $0.20 cents per share on our common stock, payable March 12, 2007, to stockholders of record at the close of business on February 21, 2007.

Liquidity and Capital Resources

        Our main sources of liquidity and capital resources are internally generated cash flow from operations, committed credit facilities and access to both the debt and equity capital markets. Our ability to access the debt capital market is supported by our investment grade credit ratings. Our senior unsecured debt is currently rated investment grade by Standard and Poor's Corporation, Moody's Investor Services, Inc. and Fitch Ratings with ratings of BBB+, Baa1, and BBB+. Because of the liquidity and capital resource alternatives available to us, including internally generated cash flow, we believe that our short-term and long-term liquidity is adequate to fund operations, including our capital spending programs, stock repurchase program, repayment of debt maturities and any amounts that may ultimately be paid in connection with contingencies.

        During 2006, we entered into an amendment to our $1.5 billion five-year revolving credit agreement, expanding the size of the facility to $2.0 billion and extending the termination date from May 2009 to May 2011. Concurrent with this amendment, the $500 million MPC revolving credit facility was terminated. At December 31, 2006, there were no borrowings against this facility. At December 31, 2006, we had no commercial paper outstanding under our U.S. commercial paper program that is backed by the five-year revolving credit facility.

        During 2006 we entered into a loan agreement which allows borrowings of up to $525 million from the Norwegian export credit agency based upon the amount of qualifying purchases by Marathon of goods and services from Norwegian suppliers. The loan agreement provides for either a fixed or floating interest rate option at the time of the initial drawdown. Should we elect to borrow under the agreement, the initial drawdown can only occur in June 2007.

        As a condition of the closing agreements for the Acquisition, we are required to maintain MPC on a stand-alone basis financially through June 30, 2007. During this period of time, capital contributions into MPC are prohibited and MPC is prohibited from incurring additional debt, except for borrowings under an existing intercompany loan facility to fund an expansion project at MPC's Detroit refinery and in the event of limited extraordinary circumstances. There are no restrictions against MPC making intercompany loans or declaring dividends to its parent. We believe that the

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existing cash balances of MPC and cash provided from its operations will be adequate to meet its stand-alone liquidity requirements over the remainder of this two-year period.

        As of December 31, 2006, there was $1.7 billion aggregate amount of common stock, preferred stock and other equity securities, debt securities, trust preferred securities or other securities, including securities convertible into or exchangeable for other equity or debt securities available to be issued under the $2.7 billion universal shelf registration statement filed with the Securities and Exchange Commission in 2002.

        Our cash-adjusted debt-to-capital ratio (total-debt-minus-cash to total-debt-plus-equity-minus-cash) was six percent at December 31, 2006, compared to 11 percent at year-end 2005 as shown below. This includes $519 million of debt that is serviced by United States Steel.

(Dollars in millions) December 31	2006	2005

Long-term debt due within one year	$471	$315
Long-term debt	3,061	3,698

Total debt	$3,532	$4,013
Cash	$2,585	$2,617
Equity	$14,607	$11,705

Calculation:
Total debt	$3,532	$4,013
Minus cash	2,585	2,617

Total debt minus cash	947	1,396

Total debt	3,532	4,013
Plus equity	14,607	11,705
Minus cash	2,585	2,617

Total debt plus equity minus cash	$15,554	$13,101

Cash-adjusted debt-to-capital ratio	6%	11%

        During 2006, we extinguished portions of our outstanding debt with a total face value of $162 million. The debt was repurchased at a weighted average price equal to 122 percent of face value. We will continue to evaluate debt repurchase opportunities as they arise.

        Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies.

Stock Repurchase Program

        In January 2006, we announced a $2 billion share repurchase program. In January 2007, our Board of Directors authorized the extension of this share repurchase program by an additional $500 million. As of February 21, 2007, we had repurchased 48.3 million common shares at a cost of $2 billion. We anticipate completing the additional $500 million in share repurchases during the first half of 2007. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. We will use cash on hand, cash generated from operations or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion.

        The forward-looking statements about our common stock repurchase program are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Some factors that could cause actual results to differ materially are changes in prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other operating and economic considerations.

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Contractual Cash Obligations

        The table below provides aggregated information on our obligations to make future payments under existing contracts as of December 31, 2006.

Summary of Contractual Cash Obligations

(In millions)	Total	2007	2008- 2009	2010- 2011	Later Years

Long-term debt (excludes interest)(a)(b)	$3,398	$450	$400	$143	$2,405
Sale-leaseback financing (includes imputed interest)(a)	75	20	22	22	11
Capital lease obligations(a)	141	16	33	33	59
Operating lease obligations(a)	851	154	286	158	253
Operating lease obligations under sublease(a)	32	5	11	11	5
Purchase obligations:
Crude oil, refinery feedstock, refined product and ethanol contracts(c)	14,419	12,588	852	655	324
Transportation and related contracts	1,445	515	323	201	406
Contracts to acquire property, plant and equipment	1,703	935	719	37	12
LNG terminal operating costs(d)	178	13	24	25	116
Service and materials contracts(e)	602	210	231	81	80
Unconditional purchase obligations(f)	62	7	14	14	27
Commitments for oil and gas exploration (non-capital)(g)	100	57	31	2	10

Total purchase obligations	18,509	14,325	2,194	1,015	975
Other long-term liabilities reported in the consolidated balance sheet:
Defined benefit postretirement plan obligations(h)	1,627	97	164	276	1,090

Total contractual cash obligations(i)	$24,633	$15,067	$3,110	$1,658	$4,798

(a)
Upon the Separation, United States Steel assumed certain debt and lease obligations. Such amounts are included in the above table because Marathon remains primarily liable.
(b)
We anticipate cash payments for interest of $227 million for 2007, $364 million for 2008-2009, $357 million for 2010-2011 and $1.387 billion for the remaining years for a total of $2.335 billion.
(c)
The majority of these contractual obligations as of December 31, 2006 relate to contracts to be satisfied within the first 180 days of 2007. These contracts include variable price arrangements and some contracts are accounted for as nontraditional derivatives.
(d)
We have acquired the right to deliver 58 bcf of natural gas per year to the Elba Island LNG re-gasification terminal. The agreement's primary term ends in 2021. Pursuant to this agreement, we are also committed to pay for a portion of the operating costs of the terminal.
(e)
Service and materials contracts include contracts to purchase services such as utilities, supplies and various other maintenance and operating services.
(f)
We are a party to a long-term transportation services agreement with Alliance Pipeline. This agreement is used by Alliance Pipeline to secure its financing. This arrangement represents an indirect guarantee of indebtedness. Therefore, this amount has also been disclosed as a guarantee. See Note 30 to the consolidated financial statements for a complete discussion of our guarantee.
(g)
Commitments for oil and gas exploration (non-capital) include estimated costs related to contractually obligated exploratory work programs that are expensed immediately, such as geological and geophysical costs.
(h)
We have obligations consisting of pensions and other postretirement benefits including medical and life insurance. We have estimated projected funding requirements through 2016.
(i)
Includes $581 million of contractual cash obligations that have been assumed by United States Steel. For additional information, see "Management's Discussion and Analysis of Financial Condition, Cash Flows and Liquidity – Obligations Associated with the Separation of United States Steel – Summary of Contractual Cash Obligations Assumed by United States Steel" on page 49.

Off-Balance Sheet Arrangements

        Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under generally accepted accounting principles. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources; and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect on liquidity and capital resources.

        We have provided various forms of guarantees to unconsolidated affiliates, United States Steel and others. These arrangements are described in Note 30 to the consolidated financial statements.

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We are a party to an agreement that would require us to purchase, under certain circumstances, the interest in Pilot Travel Centers LLC ("PTC") not currently owned. This put/call agreement is described in Note 30 to the consolidated financial statements.

Nonrecourse Indebtedness of Investees

        Certain of our investees have incurred indebtedness that we do not support through guarantees or otherwise. If we were obligated to share in this debt on a pro rata ownership basis, our share would have been $340 million as of December 31, 2006. Of this amount, $217 million relates to PTC. If any of these investees default, we have no obligation to support the debt. Our partner in PTC has guaranteed $75 million of the total PTC debt.

Obligations Associated with the Separation of United States Steel

        On December 31, 2001, we disposed of our steel business through a tax-free distribution of the common stock of our wholly owned subsidiary, United States Steel, to holders of our USX – U. S. Steel Group class of common stock in exchange for all outstanding shares of Steel Stock on a one-for-one basis.

        We remain obligated (primarily or contingently) for certain debt and other financial arrangements for which United States Steel has assumed responsibility for repayment under the terms of the Separation. United States Steel's obligations to Marathon are general unsecured obligations that rank equal to United States Steel's accounts payable and other general unsecured obligations. If United States Steel fails to satisfy these obligations, we would become responsible for repayment. Under the Financial Matters Agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests. However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed leases, other than extensions set forth in the terms of the assumed leases.

        As of December 31, 2006, we have identified the following obligations totaling $564 million that have been assumed by United States Steel:

  •
  $415 million of industrial revenue bonds related to environmental improvement projects for current and former United States Steel facilities, with maturities ranging from 2009 through 2033. Accrued interest payable on these bonds was $11 million at December 31, 2006.

  •
  $60 million of sale-leaseback financing under a lease for equipment at United States Steel's Fairfield Works, with a term extending to 2012, subject to extensions. There was no accrued interest payable on this financing at December 31, 2006.

  •
  $44 million of obligations under a lease for equipment at United States Steel's Clairton coke-making facility, with a term extending to 2012. There was no accrued interest payable on this financing at December 31, 2006.

  •
  $34 million of operating lease obligations, $31 million of which was in turn assumed by purchasers of major equipment used in plants and operations divested by United States Steel.

  •
  A guarantee of all obligations of United States Steel as general partner of Clairton 1314B Partnership, L.P. to the limited partners. United States Steel has reported that it currently has no unpaid outstanding obligations to the limited partners. For further discussion of the Clairton 1314B guarantee, see Note 3 to the consolidated financial statements.

        Of the total $564 million, obligations of $530 million and corresponding receivables from United States Steel were recorded on our consolidated balance sheet as of December 31, 2006 (current portion – $32 million; long-term portion – $498 million). The remaining $34 million was related to off-balance sheet arrangements and contingent liabilities of United States Steel.

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        The table below provides aggregated information on the portion of our obligations to make future payments under existing contracts that have been assumed by United States Steel as of December 31, 2006:

Summary of Contractual Cash Obligations Assumed by United States Steel

(In millions)	Total	2007	2008- 2009	2010- 2011	Later Years

Contractual obligations assumed by United States Steel
Long-term debt(a)	$415	$–	$–	$–	$415
Sale-leaseback financing (includes imputed interest)	75	20	22	22	11
Capital lease obligations	58	10	19	19	10
Operating lease obligations	3	3	–	–	–
Operating lease obligations under sublease	30	5	10	10	5

Total contractual obligations assumed by United States Steel	$581	$38	$51	$51	$441

(a)
We anticipate cash payments for interest of $23 million for 2007, $46 million for 2008-2009, $45 million for 2010-2011 and $239 million for the later years to be assumed by United States Steel.

        Marathon and United States Steel have entered into a tax sharing agreement that allocates tax liabilities relating to taxable periods ended on or before December 31, 2001. In 2006 and 2005, in accordance with the terms of the tax sharing agreement, we paid $35 million and $6 million to United States Steel in connection with the settlement with the Internal Revenue Service of the consolidated federal income tax returns of USX Corporation for the years 1995 through 2001. The final payment of $13 million to United States Steel related to U.S. federal income tax returns under the tax sharing agreement was made in January 2007.

        United States Steel reported in its Form 10-K for the year ended December 31, 2006, that it has significant restrictive covenants related to its indebtedness including cross-default and cross-acceleration clauses on selected debt that could have an adverse effect on its financial position and liquidity. However, United States Steel management believes that its liquidity will be adequate to satisfy its obligations for the foreseeable future.

Transactions with Related Parties

        We own a 63 percent working interest in the Alba field offshore Equatorial Guinea. We own a 52 percent interest in an onshore LPG processing plant in EG through an equity method investee, Alba Plant LLC. Additionally, we own a 45 percent interest in an onshore methanol production plant through AMPCO, an equity method investee. We sell our marketed natural gas from the Alba field to Alba Plant LLC and AMPCO. AMPCO uses the natural gas to manufacture methanol and sells the methanol through another equity method investee, AMPCO Marketing LLC.

        Sales to our 50 percent equity method investee, PTC, which consists primarily of refined petroleum products, accounted for two percent or less of our total sales revenue for 2006, 2005 and 2004. PTC is the largest travel center network in the United States and operates 269 travel centers in the United States and Canada. Prior to the Acquisition on June 30, 2005, Ashland was a related party as a result of its 38 percent minority interest in MPC. During that time, we sold refined petroleum products consisting mainly of petrochemicals, base lube oils and asphalt to Ashland. Our sales to Ashland accounted for less than one percent of our total sales revenue for 2005 and 2004. We believe that these transactions were conducted under terms comparable to those with unrelated parties.

        Marathon holds a 60 percent interest, SONAGAS holds a 25 percent interest, Mitsui holds an 8.5 percent interest and Marubeni holds a 6.5 percent interest in EGHoldings. As of December 31, 2006, total expenditures of $1.363 billion, including $1.300 billion of capital expenditures, related to the Equatorial Guinea LNG production facility have been incurred. Cash of $234 million held in escrow to fund future contributions from SONAGAS to EGHoldings is classified as restricted cash and is included in investments and long-term receivables as of December 31, 2006. Our current receivables from and payables to the interest holders in EGHoldings are $13 million and $232 million as of December 31, 2006, including a payable to SONAGAS of $229 million.

Management's Discussion and Analysis of Environmental Matters, Litigation and Contingencies

        We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and

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location of its operating facilities, marketing areas, production processes and whether it is also engaged in the petrochemical business or the marine transportation of crude oil and refined products.

        Our environmental expenditures for each of the last three years were(a):

(In millions)	2006	2005	2004

Capital	$166	$390	$433
Compliance
Operating & maintenance	319	250	215
Remediation(b)	20	25	32

Total	$505	$665	$680

(a)
Amounts are determined based on American Petroleum Institute survey guidelines.
(b)
These amounts include spending charged against remediation reserves, where permissible, but exclude non-cash provisions recorded for environmental remediation.

        Our environmental capital expenditures accounted for 5 percent of capital expenditures for continuing operations in 2006, 14 percent in 2005 and 20 percent in 2004.

        We accrue for environmental remediation activities when the responsibility to remediate is probable and the amount of associated costs can be reasonably estimated. As environmental remediation matters proceed toward ultimate resolution or as additional remediation obligations arise, charges in excess of those previously accrued may be required.

        New or expanded environmental requirements, which could increase our environmental costs, may arise in the future. We comply with all legal requirements regarding the environment, but since not all of them are fixed or presently determinable (even under existing legislation) and may be affected by future legislation or regulations, it is not possible to predict all of the ultimate costs of compliance, including remediation costs that may be incurred and penalties that may be imposed.

        Our environmental capital expenditures are expected to be approximately $159 million or 8 percent of capital expenditures in 2007. Predictions beyond 2007 can only be broad-based estimates, which have varied, and will continue to vary, due to the ongoing evolution of specific regulatory requirements, the possible imposition of more stringent requirements and the availability of new technologies, among other matters. Based on currently identified projects, we anticipate that environmental capital expenditures will be approximately $277 million in 2008; however, actual expenditures may vary as the number and scope of environmental projects are revised as a result of improved technology or changes in regulatory requirements and could increase if additional projects are identified or additional requirements are imposed.

        Of particular significance to our refining operations were U.S. EPA regulations that required reduced sulfur levels starting in 2004 for gasoline and 2006 for diesel fuel. We achieved compliance with these regulations and began production of ultra-low sulfur diesel fuel for on-road use prior to the June 1, 2006 deadline. The cost of achieving compliance with these regulations was approximately $850 million. We will also be spending approximately $250 million from 2006 through 2010 to produce ultra-low sulfur diesel fuel for off-road use. Further, we estimate that we will spend approximately $400 million over a four-year period beginning in 2008 to comply with Mobile Source Air Toxics II regulations relating to benzene. This is a preliminary estimate as the Mobile Source Air Toxics II regulations should be finalized in the first half of 2007.

        During 2001, MPC entered into a New Source Review consent decree and settlement of alleged Clean Air Act and other violations with the EPA covering all of its refineries. The settlement committed MPC to specific control technologies and implementation schedules for environmental expenditures and improvements to its refineries over approximately an eight-year period. In addition, MPC has been working on certain agreed upon supplemental environmental projects as part of this settlement of an enforcement action for alleged CAA violations and these have been substantially completed.

        The oil industry across the U.K. continental shelf is making reductions in the amount of oil in its produced water discharges pursuant to the Department of Trade and Industry initiative under the Oil Pollution Prevention and Control Regulations ("OSPAR") of 2005. In compliance with these regulations, we have almost completed our OSPAR project for the Brae field to make the required reductions of oil in its produced water discharges. Our share of capital costs for the project is $7 million.

        For information on legal proceedings related to environmental matters, see "Item 3. Legal Proceedings."

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Outlook

Capital, Investment and Exploration Budget

        We approved a capital, investment and exploration budget of $4.242 billion for 2007, which includes budgeted capital expenditures of $3.886 billion. This represents a 16 percent increase over 2006 actual spending. The primary focus of the 2007 budget is to find additional oil and natural gas reserves, develop existing fields, strengthen RM&T assets and continue implementation of the integrated gas strategy. The budget includes worldwide production spending of $1.429 billion primarily in the United States, Norway, Libya and Ireland. The worldwide exploration budget of $802 million includes plans to drill 14 to 17 significant exploration or appraisal wells. Other activities will focus primarily on areas within or adjacent to our onshore producing properties in the United States. The budget includes $1.464 billion for RM&T, primarily for refining projects including the 180 mbpd Garyville refinery expansion project and the FEED for a potential Detroit refinery heavy oil upgrading project which would allow us to process increased volumes of Canadian oil sands production. The RM&T budget also includes increased investments in transportation and logistics, a strategically important area of the business, including the expansion of our ethanol blending capabilities at terminals in the Midwest and Southeast. The integrated gas budget of $331 million is primarily for completion of the LNG processing facility in Equatorial Guinea, as well as FEED expenditures associated with a potential expansion of that facility. The remaining $216 million is designated for capitalized interest and corporate activities.

Exploration and Production

        The seven announced discoveries in 2006 (six in deepwater Angola and one in Norway) resulted from our balanced exploration strategy which places an emphasis on near-term production opportunities, while retaining an appropriate exposure to longer-term options. Major exploration activities, which are currently underway or under evaluation, include those:

  •
  offshore Angola, where we have participated in 13 discoveries on Block 31, in which we hold a 10 percent outside-operated interest. In 2006, we announced the Urano, Titania and Terra discoveries, as well as an unnamed discovery. Current plans call for a potential development area in the northeastern part of Block 31, which encompasses the Plutao, Saturno, Marte, Venus and Terra discoveries. The remaining discoveries are being evaluated for potential development. We have secured rig capacity for and plan to participate in exploration wells on Block 31 during 2007;

  •
  offshore Angola on Block 32 in which we hold a 30 percent outside-operated interest and where we participated in five discoveries through 2006, Gindungo, Canela, Gengibre, Mostarda and Salsa, and announced two additional discoveries in 2007, Manjericao and Caril. These discoveries move Block 32 closer toward establishment of a commercial development. We have secured rig capacity for and plan to participate in exploration wells on Block 32 during 2007;

  •
  in Equatorial Guinea, where we are evaluating development scenarios for the Deep Luba and Gardenia discoveries on the Alba Block, one of which includes production through the Alba field infrastructure and the future LNG production facility on Bioko Island. We own a 63 percent interest in the Alba Block and serve as operator;

  •
  in Norway, where we now own interests in 15 licenses in the Norwegian sector of the North Sea and plan to drill one or two exploration wells during 2007; and

  •
  in the Gulf of Mexico, where we plan to participate in two to three exploration wells during 2007. We have secured rig capacity to drill two wells and our ability to drill the third well depends upon securing additional rig capacity.

        During 2006, we continued to make progress in advancing key development projects that will help serve as the basis for our production growth profile in the coming years. Major development and production activities currently underway or under evaluation include those:

  •
  in Libya, where we re-entered the Waha concessions at the end of 2005 and achieved first production in January 2006. We continue to work with our partners to maximize the potential of this major asset. We own a 16.33 percent outside-operated interest in the approximately 13 million acre Waha concessions;

  •
  in Norway, where our Alvheim/Vilje development will consist of a floating production, storage and offloading vessel with subsea infrastructure for five drill centers and associated flow lines. Construction on the project is nearly complete and commissioning has commenced. First production is expected during the second quarter 2007, at which time four wells will be available, and drilling activities will continue into 2008. A peak net production rate of 75 mboepd is expected in early 2008. The Alvheim development includes the Kneler, Boa

20

    and Kameleon fields in which we own a 65 percent interest and serve as operator. We own a 47 percent outside-operated interest in the nearby Vilje discovery. Also, plans for development of the Volund discovery as a tie-back to the Alvheim development were approved by the Norwegian Government in early 2007. First production is expected from Volund in the second quarter of 2009. We own a 65 percent interest in Volund and serve as operator;

  •
  in the Gulf of Mexico, where the Neptune development is on target for first production by early 2008. We own a 30 percent outside-operated interest in Neptune;

  •
  in Ireland, where the Corrib natural gas development project has re-commenced and we expect first production in 2009. We own a 19 percent outside-operated interest in Corrib;

  •
  in the Piceance Basin where we plan to drill approximately 700 wells over the next ten years, with first production expected in late 2007; and

  •
  in the Bakken Shale where we plan to drill approximately 300 locations over the next five years.

        We estimate that our 2007 production available for sale will average approximately 390 to 425 mboepd, excluding the impact of acquisitions and dispositions. With the developments we have under construction, we estimate our production available for sale will grow to 465 to 520 mboepd by 2010, excluding acquisitions and dispositions. Projected liquid hydrocarbon and natural gas production available for sale is based on a number of assumptions, including (among others) pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, production decline rates of mature fields, timing of commencing production from new wells, drilling rig availability, inability or delay in obtaining necessary government and third-party approvals and permits, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the government or military response, and other geological, operating and economic considerations. These assumptions may prove to be inaccurate.

        In 2006, we issued a request for proposals to engage interested parties in a process that could lead to a Canadian oil sands venture. This process is intended to explore various commercial arrangements under which we would provide heavy Canadian oil sands crude oil processing capacity in exchange for an equity interest in a Canadian oil sands project through a joint venture, or other alternative business arrangements that potential partners may choose to propose.

        The above discussion includes forward-looking statements with respect to anticipated future exploratory and development drilling, the possibility of developing Blocks 31 and 32 offshore Angola, the timing of production from the Neptune development, the Piceance Basin, the combined Alvheim/Vilje development, the Volund field and the Corrib project. Some factors which could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. Except for the Alvheim/Vilje and Volund developments, the foregoing forward-looking statements may be further affected by the inability to or delay in obtaining necessary government and third-party approvals and permits. The possible developments in Blocks 31 and 32 could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. The above discussion also contains forward-looking statements concerning a potential Canadian oil sands venture. Factors that could affect the formation of a Canadian oil sands venture include unforeseen difficulty in negotiation of definitive agreements, results of front-end engineering and design work, inability or delay in obtaining necessary government and third-party approvals, continued favorable investment climate, and other geological, operating and economic considerations. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Refining, Marketing and Transportation

        Throughout 2006, we remained focused on our strategy of leveraging refining and marketing investments in core markets, as well as expanding and enhancing our asset base while controlling costs. Our 2006 average daily crude oil throughput exceeded the record throughput achieved in 2005.

        In 2006, our Board of Directors approved a projected $3.2 billion expansion of our Garyville refinery by 180 mbpd to 425 mbpd, which will increase our total refining capacity to 1.154 mmbpd. We recently received air permit approval from the Louisiana Department of Environmental Quality for this project and construction is expected to begin in mid-2007, with startup planned for the fourth quarter of 2009. When completed, this expansion will enable the refinery to provide an additional 7.5 million gallons of clean transportation fuels to the market each day.

21

        We have also commenced front-end engineering and design for a potential heavy oil upgrading project at our Detroit refinery which would allow us to process increased volumes of Canadian oil sand production and are undertaking a feasibility study for a similar upgrading project at our Catlettsburg refinery.

        In 2006, we signed a definitive agreement forming a joint venture that will construct and operate one or more ethanol production plants. Our partner in the joint venture will provide the day-to-day management of the plants, as well as grain procurement, and distillers dried grain marketing and ethanol management services. This venture will enable us to maintain the reliability of a portion of our future ethanol supplies. Together with our partner, we selected the venture's initial plan site, Greenville, Ohio, and construction has commenced on a 110 million gallon per year ethanol facility. The facility is expected to be operational as soon as the first quarter of 2008.

        The above discussion includes forward-looking statements concerning the planned expansion of the Garyville refinery, potential heavy oil refining upgrading projects and a joint venture that would construct and operate ethanol plants. Some factors that could affect the Garyville expansion project and the ethanol plant construction, management and development include necessary government and third party approvals, transportation logistics, availability of materials and labor, unforeseen hazards such as weather conditions and other risks customarily associated with construction projects. The Garyville project may be further affected by crude oil supply. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements. Factors that could affect the heavy oil refining upgrading projects include unforeseen difficulty in negotiation of definitive agreements, results of front-end engineering and design work, approval of our Board of Directors, inability or delay in obtaining necessary government and third-party approvals, continued favorable investment climate, and other geological, operating and economic considerations.

Integrated Gas

        Construction of the LNG production facility in Equatorial Guinea continues ahead of its original schedule with the first shipments of LNG projected for the second quarter of 2007. Construction is nearly complete and commissioning has commenced. We own a 60 percent interest in Equatorial Guinea LNG Holdings Limited. We are currently seeking additional natural gas supplies to allow full utilization of this LNG facility, which is designed to have a higher capacity and a longer life than the current contract to supply 3.4 million metric tons per year for 17 years.

        Once the Equatorial Guinea LNG production facility commences its principal operations and begins to generate revenue, we must assess whether or not EGHoldings continues to be a variable interest entity ("VIE"). We consolidate EGHoldings because it is a VIE and we are its primary beneficiary. Despite the fact that we hold majority ownership, we would not consolidate EGHoldings if it ceased to be a VIE because the minority shareholders have substantive participating rights. If EGHoldings ceased to be a VIE, we would account for our interest using the equity method of accounting.

        In 2006, with our project partners, we awarded a FEED contract for initial work related to a potential second LNG production facility on Bioko Island, Equatorial Guinea. The FEED work is expected to be completed during 2007. The scope of the FEED work for the potential 4.4 million metric tones per annum LNG facility includes feed gas metering, liquefaction, refrigeration, ethylene storage, boil off gas compression, product transfer to storage and LNG product metering. A final investment decision is expected in early 2008.

        Atlantic Methanol Production Company LLC underwent a scheduled maintenance shutdown in 2006, during which bottlenecks in several parts of the plant were also removed. Deliveries resumed in October 2006 and AMPCO expects to reach its full expansion capacity during 2007.

        The above discussion contains forward looking statements with respect to the timing and levels of production associated with the LNG production facility and the possible expansion thereof. Factors that could affect the LNG production facility include unforeseen problems arising from commissioning of the facilities, unforeseen hazards such as weather conditions and other operating considerations such as shipping the LNG. In addition to these factors, other factors that could potentially affect the possible expansion of the current LNG production facility and the development of additional LNG capacity through additional projects include partner approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

22

Accounting Standards Not Yet Adopted

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For us, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should we elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the provisions of this statement.

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For us, SFAS No. 157 will be effective January 1, 2008, with early application permitted. We are currently evaluating the provisions of this statement.

        In September 2006, the FASB issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. We expense such costs in the same annual period as incurred; however, estimated annual major maintenance costs are recognized as expense throughout the year on a pro rata basis. As such, adoption of FSP No. AUG AIR-1 will have no impact on our annual consolidated financial statements. We are required to adopt the FSP effective January 1, 2007. We do not believe the provisions of FSP No. AUG AIR-1 will have a significant impact on our interim consolidated financial statements.

        In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. For us, the provisions of FIN No. 48 are effective January 1, 2007. We do not believe adoption of this statement will have a significant effect on our consolidated results of operations, financial position or cash flows.

        In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140." This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. We are required to adopt SFAS No. 156 effective January 1, 2007. We do not expect adoption of this statement to have a significant effect on our consolidated results of operations, financial position or cash flows.

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. For us, SFAS No. 155 is effective for all financial instruments acquired or issued on or after January 1, 2007. We do not expect adoption of this statement to have a significant effect on our consolidated results of operations, financial position or cash flows.

23

Exhibit 99.4

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchase of Equity Securities

        The principal market on which Marathon's common stock is traded is the New York Stock Exchange. Marathon's common stock is also traded on the Chicago Stock Exchange. Information concerning the high and low sales prices for the common stock as reported in the consolidated transaction reporting system and the frequency and amount of dividends paid during the last two years is set forth in "Selected Quarterly Financial Data (Unaudited)" on page F-42.

        As of January 31, 2007, there were 64,646 registered holders of Marathon common stock.

        The Board of Directors intends to declare and pay dividends on Marathon common stock based on the financial condition and results of operations of Marathon Oil Corporation, although it has no obligation under Delaware law or the Restated Certificate of Incorporation to do so. In determining its dividend policy with respect to Marathon common stock, the Board will rely on the consolidated financial statements of Marathon. Dividends on Marathon common stock are limited to legally available funds of Marathon.

        The following table provides information about purchases by Marathon and its affiliated purchaser during the quarter ended December 31, 2006 of equity securities that are registered by Marathon pursuant to Section 12 of the Exchange Act:

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)		(b)	(c)	(d)
Period	Total Number of Shares Purchased(a)(b)		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(d)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(d)

10/01/06 – 10/31/06	2,317,869		$79.90	2,302,642	$664,177,964
11/01/06 – 11/30/06	2,214,981		$89.01	2,212,358	$467,266,675
12/01/06 – 12/31/06	1,859,740	(c)	$94.13	1,815,000	$296,427,158

Total	6,392,590		$87.19	6,330,000

(a)
46,872 shares of restricted stock were delivered by employees to Marathon, upon vesting, to satisfy tax withholding requirements.
(b)
Under the terms of the Acquisition, Marathon paid Ashland shareholders cash in lieu of issuing fractional shares of Marathon's common stock to which such holder would otherwise be entitled. Marathon acquired 7 shares due to Acquisition exchanges and Ashland share transfers pending at the time of closing of the Acquisition.
(c)
15,711 shares were repurchased in open-market transactions to satisfy the requirements for dividend reinvestment under the Marathon Oil Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan") by the administrator of the Plan. Stock needed to meet the requirements of the Plan are either purchased in the open market or issued directly by Marathon.
(d)
In January 2006, we announced a $2 billion share repurchase program. In January 2007, our Board of Directors authorized the extension of this program by an additional $500 million. As of February 21, 2007, the Company had repurchased 48.3 million split-adjusted common shares at a cost of $2 billion.

Exhibit 99.5

Part I – Financial Information
Item 1. Financial Statements

MARATHON OIL CORPORATION
Consolidated Statements of Income (Unaudited)

	First Quarter Ended March 31,
(Dollars in millions, except per share data)	2007	2006

Revenues and other income:
Sales and other operating revenues (including consumer excise taxes)	$12,491	$12,900
Revenues from matching buy/sell transactions	58	3,206
Sales to related parties	320	312
Income from equity method investments	107	92
Net gains on disposal of assets	11	11
Other income	15	18

Total revenues and other income	13,002	16,539
Costs and expenses:
Cost of revenues (excludes items below)	9,542	9,759
Purchases related to matching buy/sell transactions	61	3,233
Purchases from related parties	47	51
Consumer excise taxes	1,197	1,165
Depreciation, depletion and amortization	393	400
Selling, general and administrative expenses	287	287
Other taxes	98	97
Exploration expenses	61	71

Total costs and expenses	11,686	15,063
Income from operations	1,316	1,476
Net interest and other financing costs (income)	(19)	23
Loss on early extinguishment of debt	2	–
Minority interests in loss of Equatorial Guinea LNG Holdings Limited	(2)	(3)

Income from continuing operations before income taxes	1,335	1,456
Provision for income taxes	618	685

Income from continuing operations	717	771
Discontinued operations	–	13

Net income	$717	$784

Per Share Data
Basic:
Income from continuing operations	$1.04	$1.05
Discontinued operations	–	$0.02
Net income	$1.04	$1.07
Diluted:
Income from continuing operations	$1.03	$1.04
Discontinued operations	–	$0.02
Net income	$1.03	$1.06
Dividends paid	$0.20	$0.16

The accompanying notes are an integral part of these consolidated financial statements. Amounts for all periods have been restated to reflect the June 18, 2007 two-for-one stock split as discussed in Note 13.

MARATHON OIL CORPORATION
Consolidated Balance Sheets (Unaudited)

(Dollars in millions, except per share data)	March 31, 2007	December 31, 2006

Assets
Current assets:
Cash and cash equivalents	$2,347	$2,585
Receivables, less allowance for doubtful accounts of $3 and $3	4,143	4,114
Receivables from United States Steel	30	32
Receivables from related parties	64	63
Inventories	3,536	3,173
Other current assets	217	129

Total current assets	10,337	10,096
Investments and long-term receivables, less allowance for doubtful accounts of $9 and $9	1,954	1,887
Receivables from United States Steel	495	498
Property, plant and equipment, less accumulated depreciation, depletion and amortization of $13,873 and $13,573	16,963	16,653
Goodwill	1,396	1,398
Intangible assets, less accumulated amortization of $79 and $75	179	180
Other noncurrent assets	72	119

Total assets	$31,396	$30,831

Liabilities
Current liabilities:
Accounts payable	$6,063	$5,586
Payable to United States Steel	–	13
Payables to related parties	294	264
Payroll and benefits payable	335	409
Accrued taxes	587	598
Deferred income taxes	643	631
Accrued interest	54	89
Long-term debt due within one year	873	471

Total current liabilities	8,849	8,061
Long-term debt	2,654	3,061
Deferred income taxes	1,893	1,897
Defined benefit postretirement plan obligations	1,201	1,245
Asset retirement obligations	1,059	1,044
Payable to United States Steel	7	7
Deferred credits and other liabilities	395	391

Total liabilities	16,058	15,706
Minority interests in Equatorial Guinea LNG Holdings Limited	546	518
Commitments and contingencies
Stockholders' Equity
Common stock issued – 735,703,116 shares (par value $1 per share, 1,100,000,000 shares authorized)	736	736
Common stock held in treasury, at cost – 49,794,906 and 40,161,340 shares	(2,073)	(1,638)
Additional paid-in capital	4,780	4,784
Retained earnings	11,671	11,093
Accumulated other comprehensive loss	(322)	(368)

Total stockholders' equity	14,792	14,607

Total liabilities and stockholders' equity	$31,396	$30,831

The accompanying notes are an integral part of these consolidated financial statements. Amounts for all periods have been restated to reflect the June 18, 2007 two-for-one stock split as discussed in Note 13.

2

MARATHON OIL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)

	First Quarter Ended March 31,
(Dollars in millions)	2007	2006

Increase (decrease) in cash and cash equivalents
Operating activities:
Net income	$717	$784
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on early extinguishment of debt	2	–
Income from discontinued operations	–	(13)
Deferred income taxes	26	42
Minority interests in loss of Equatorial Guinea LNG Holdings Limited	(2)	(3)
Depreciation, depletion and amortization	393	400
Pension and other postretirement benefits, net	5	(92)
Exploratory dry well costs and unproved property impairments	26	34
Net gains on disposal of assets	(11)	(11)
Equity method investments, net	(20)	(59)
Changes in the fair value of long-term U.K. natural gas contracts	(21)	(78)
Changes in:
Current receivables	(27)	(172)
Inventories	(364)	(365)
Current accounts payable and accrued expenses	351	(190)
All other, net	(49)	(73)

Net cash provided from continuing operations	1,026	204
Net cash provided from discontinued operations	–	36

Net cash provided from operating activities	1,026	240

Investing activities:
Capital expenditures	(737)	(572)
Acquisitions	–	(527)
Disposal of assets	32	38
Investments – loans and advances	(20)	–
– repayments of loans and return of capital	15	87
Investing activities of discontinued operations	–	(26)
All other, net	(1)	13

Net cash used in investing activities	(711)	(987)
Financing activities:
Debt repayments	(10)	(302)
Issuance of common stock	5	8
Purchases of common stock	(452)	(229)
Excess tax benefits from stock-based compensation arrangements	13	10
Dividends paid	(138)	(121)
Contributions from minority shareholders of Equatorial Guinea LNG Holdings Limited	27	30

Net cash used in financing activities	(555)	(604)

Effect of exchange rate changes on cash	2	3

Net decrease in cash and cash equivalents	(238)	(1,348)
Cash and cash equivalents at beginning of period	2,585	2,617

Cash and cash equivalents at end of period	$2,347	$1,269

The accompanying notes are an integral part of these consolidated financial statements.

3

MARATHON OIL CORPORATION
Notes to Consolidated Financial Statements (Unaudited)

1.     Basis of Presentation

  These consolidated financial statements are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair presentation of the results for the periods reported. All such adjustments are of a normal recurring nature unless disclosed otherwise. These consolidated financial statements, including selected notes, have been prepared in accordance with the applicable rules of the Securities and Exchange Commission and do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. Certain reclassifications of prior year data have been made to conform to 2007 classifications. These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Marathon Oil Corporation ("Marathon" or the "Company") 2006 Annual Report on Form 10-K.

2.     New Accounting Standards

  In September 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. AUG AIR-1, "Accounting for Planned Major Maintenance Activities." This FSP prohibits the use of the accrue-in-advance method of accounting for planned major maintenance activities in annual and interim financial reporting periods. Marathon adopted FSP No. AUG AIR-1 effective January 1, 2007. Prior to adoption, Marathon expensed such costs in the same annual period as incurred; however, estimated annual major maintenance costs were recognized as expense throughout the year on a pro rata basis. As such, the adoption of this FSP has no impact on Marathon's annual consolidated financial statements. The FSP has not been applied retrospectively because the impact on the Company's prior interim consolidated financial statements was not significant.

  In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The new standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, transition and disclosure. Marathon adopted FIN No. 48 effective January 1, 2007, and adoption did not have a significant effect on its consolidated results of operations, financial position or cash flows. See Note 7 for other disclosures required by FIN No. 48.

  In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – An Amendment of FASB Statement No. 140." This statement amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. Marathon adopted SFAS No. 156 effective January 1, 2007, and adoption did not have a significant effect on its consolidated results of operations, financial position or cash flows.

  In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – An Amendment of FASB Statements No. 133 and 140." SFAS No. 155 simplifies the accounting for certain hybrid financial instruments, eliminates the interim FASB guidance which provides that beneficial interests in securitized financial assets are not subject to the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and eliminates the restriction on the passive derivative instruments that a qualifying special-purpose entity may hold. Effective January 1, 2007, Marathon adopted the provisions of SFAS No. 155 prospectively for all financial instruments acquired or issued on or after January 1, 2007. Adoption of this statement did not have a significant effect on Marathon's consolidated results of operations, financial position or cash flows.

3.     Discontinued Operations

  On June 2, 2006, Marathon sold its Russian oil exploration and production businesses in the Khanty-Mansiysk region of western Siberia. A gain on the sale of $243 million ($342 million before income taxes) was reported in discontinued operations in the second quarter of 2006. The final adjustment to the sales price is expected to be made in 2007 and could affect the reported gain.

  The activities of the Russian businesses have been reported as discontinued operations in the consolidated statements of income and cash flows for the first quarter of 2006. Revenues applicable to discontinued operations were $98 million and pretax income from discontinued operations was $21 million for the first quarter of 2006.

4

4.     Income per Common Share

  Basic income per share is based on the weighted average number of common shares outstanding. Diluted income per share assumes exercise of stock options, provided the effect is not antidilutive.

	First Quarter Ended March 31,
	2007		2006
(In millions, except per share data)	Basic	Diluted	Basic	Diluted

Income from continuing operations	$717	$717	$771	$771
Discontinued operations	–	–	13	13

Net income	$717	$717	$784	$784

Weighted average common shares outstanding	689	689	730	730
Effect of dilutive securities	–	5	–	7

Weighted average common shares, including dilutive effect	689	694	730	737

Per share:
Income from continuing operations	$1.04	$1.03	$1.05	$1.04
Discontinued operations	$–	$–	$0.02	$0.02
Net income per share	$1.04	$1.03	$1.07	$1.06

5.     Segment Information

  Marathon's operations consist of three reportable operating segments:

  1)
  Exploration and Production ("E&P") – explores for, produces and markets crude oil and natural gas on a worldwide basis;

  2)
  Refining, Marketing and Transportation ("RM&T") – refines, markets and transports crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and

  3)
  Integrated Gas ("IG") – markets and transports products manufactured from natural gas, such as liquefied natural gas ("LNG") and methanol, on a worldwide basis, and is developing other projects to link stranded natural gas resources with key demand areas.

  As discussed in Note 3 above, the Russian businesses sold in June 2006 were accounted for as discontinued operations. Segment information for the first quarter of 2006 excludes the amounts for these Russian operations.

(In millions)	E&P	RM&T	IG	Total

First Quarter Ended March 31, 2007
Revenues:
Customer	$1,705	$10,767	$56	$12,528
Intersegment(a)	140	1	–	141
Related parties	4	316	–	320

Segment revenues	1,849	11,084	56	12,989
Elimination of intersegment revenues	(140)	(1)	–	(141)
Gain on long-term U.K. natural gas contracts	21	–	–	21

Total revenues	$1,730	$11,083	$56	$12,869

Segment income	$385	$345	$19	$749
Income from equity method investments	41	41	25	107
Depreciation, depletion and amortization(b)	242	141	1	384
Minority interests in loss of subsidiary	–	–	(2)	(2)
Provision for income taxes(b)	414	198	8	620
Capital expenditures(c)	461	217	57	735

5

(In millions)	E&P	RM&T	IG	Total

First Quarter Ended March 31, 2006
Revenues:
Customer	$2,108	$13,890	$30	$16,028
Intersegment(a)	190	13	–	203
Related parties	3	309	–	312

Segment revenues	2,301	14,212	30	16,543
Elimination of intersegment revenues	(190)	(13)	–	(203)
Gain on long-term U.K. natural gas contracts	78	–	–	78

Total revenues	$2,189	$14,199	$30	$16,418

Segment income	$465	$319	$8	$792
Income from equity method investments	53	26	13	92
Depreciation, depletion and amortization(b)	256	133	2	391
Minority interests in loss of subsidiary	–	–	(3)	(3)
Provision for income taxes(b)	480	204	5	689
Capital expenditures(c)	358	104	94	556

  (a)
  Management believes intersegment transactions were conducted under terms comparable to those with unrelated parties.
  (b)
  Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities and other unallocated items and are included in "Items not allocated to segments, net of income taxes" in the reconciliation below.
  (c)
  Differences between segment totals and Marathon totals represent amounts related to corporate administrative activities.

  The following reconciles segment income to net income as reported in the consolidated statements of income:

	First Quarter Ended March 31,
(In millions)	2007	2006

Segment income	$749	$792
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(43)	(66)
Gain on long-term U.K. natural gas contracts	11	45
Discontinued operations	–	13

Net income	$717	$784

6.     Defined Benefit Postretirement Plans

  The following summarizes the components of net periodic benefit cost:

	First Quarter Ended March 31,
	Pension Benefits		Other Benefits
(In millions)	2007	2006	2007	2006

Service cost	$33	$34	$5	$6
Interest cost	34	32	11	10
Expected return on plan assets	(38)	(26)	–	–
Amortization:
– prior service cost (credit)	3	1	(2)	(3)
– actuarial loss	5	13	2	2

Net periodic benefit cost	$37	$54	$16	$15

  During the first quarter of 2007, Marathon made contributions of $40 million to its international funded pension plans. Marathon expects to make additional contributions of approximately $10 million to its funded pension plans over the remainder of 2007. Contributions made from the general assets of Marathon to cover current benefit payments related to unfunded pension and other postretirement benefit plans were $2 million and $7 million during the first quarter of 2007.

6

7.     Income Taxes

  The provision for income taxes for interim periods is based on management's best estimate of the effective income tax rate expected to be applicable for the year plus any adjustments arising from a change in the estimated amount of taxes related to prior periods. The following is an analysis of the effective income tax rates for the periods presented:

	First Quarter Ended March 31,
	2007	2006

Statutory U.S. income tax rate	35%	35%
Effects of foreign operations, including foreign tax credits	11	11
State and local income taxes, net of federal income tax effects	2	2
Other tax effects	(2)	(1)

Effective income tax rate for continuing operations	46%	47%

  As of January 1, 2007, total unrecognized tax benefits were $48 million. If these amounts were recognized, $30 million would affect Marathon's effective income tax rate. There are no uncertain income tax positions as of January 1, 2007 for which it is reasonably possible that the amount of unrecognized tax benefits would significantly increase or decrease during 2007.

  Marathon is continuously undergoing examination of its U.S. federal income tax returns by the Internal Revenue Service. The audit of the 2004 and 2005 U.S. federal income tax returns commenced in May 2006 and is ongoing. Marathon believes it has made adequate provision for federal income taxes and interest which may become payable for years not yet settled. Further, Marathon is routinely involved in U.S. state and local income tax audits and foreign jurisdiction tax audits. Marathon's income tax returns remain subject to examination in the following major tax jurisdictions for the tax years indicated:

United States(a)	1999 - 2006
Equatorial Guinea	1997 - 2006
Libya	2006
United Kingdom	2005 - 2006

  (a)
  Includes federal, state and local jurisdictions.

  In connection with the adoption of FIN No. 48, Marathon changed the presentation of interest and penalties related to income taxes in the consolidated statement of income. Effective January 1, 2007, such interest and penalties are prospectively recorded as part of the provision for income taxes. Prior to January 1, 2007, Marathon recorded such interest as part of net interest and other financing costs and such penalties as selling, general and administrative expenses. As of January 1, 2007, $17 million of interest and penalties was accrued related to income taxes.

8.     Comprehensive Income

  The following sets forth Marathon's comprehensive income for the periods indicated:

	First Quarter Ended March 31,
(In millions)	2007	2006

Net income	$717	$784
Other comprehensive income, net of taxes:
Minimum pension liability adjustments	–	10
Defined benefit postretirement plans	36	–
Other	2	–

	–
Comprehensive income	$755	$794

7

9.     Inventories

  Inventories are carried at the lower of cost or market value. The cost of inventories of crude oil, refined products and merchandise is determined primarily under the last-in, first-out ("LIFO") method.

(In millions)	March 31, 2007	December 31, 2006

Liquid hydrocarbons and natural gas	$1,567	$1,136
Refined products and merchandise	1,746	1,812
Supplies and sundry items	223	225

Total, at cost	$3,536	$3,173

10.   Commitments and Contingencies

  Marathon is the subject of, or party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters, including laws and regulations relating to the environment. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to Marathon's consolidated financial statements. However, management believes that Marathon will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably. Certain of the Company's commitments are discussed below.

  Contract commitments – At March 31, 2007 and December 31, 2006, Marathon's contract commitments to acquire property, plant and equipment totaled $2.242 billion and $1.703 billion. During the first quarter of 2007, the majority of additional contract commitments were related to the expansion of the Company's Garyville, Louisiana, refinery.

11.   Stock Repurchase Program

  On January 29, 2006, Marathon's Board of Directors authorized the repurchase of up to $2 billion of common stock. On January 28, 2007, the share repurchase program was extended by an additional $500 million. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The Company will use cash on hand, cash generated from operations or cash from available borrowings to acquire shares. This program may be changed based upon the Company's financial condition or changes in market conditions and is subject to termination prior to completion. As of March 31, 2007, the Company had acquired 51.6 million common shares at a cost of $2.150 billion under the program, including 10 million common shares acquired during the first quarter of 2007 at a cost of $452 million.

12.   Supplemental Cash Flow Information

	First Quarter Ended March 31,
(In millions)	2007	2006

Net cash provided from operating activities included:
Interest paid (net of amounts capitalized)	$52	$74
Income taxes paid to taxing authorities	489	596
Commercial paper and revolving credit arrangements, net:
Borrowings	$–	$197
Repayments	–	(197)

8

13.   Subsequent Events

  On April 25, 2007, Marathon's stockholders approved an increase in the number of authorized shares of common stock from 550 million to 1.1 billion shares, and the Company's Board of Directors subsequently declared a two-for-one split of the Company's common stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date. In addition, shares of common stock issued or issuable for stock-based awards under Marathon's incentive compensation plans were proportionately increased in accordance with the terms of the plans. Common stock and per share (except par value) information for all periods presented has been restated in the consolidated financial statements and notes to reflect the stock split.

  In July 2007, Marathon entered an agreement to purchase Western Oil Sands Inc. ("Western"). Under the terms of the agreement, Western shareholders will receive cash of 3.808 billion Canadian dollars and 34.3 million shares of Marathon common stock and securities exchangeable for Marathon common stock. The agreement requires Western to spin off a wholly-owned subsidiary with interests in the Federal Region of Kurdistan in northern Iraq prior to closing. The transaction is contingent upon Western shareholder approval and applicable regulatory approvals and is anticipated to close in the fourth quarter of 2007.

  The stock repurchase program discussed in Note 11 was extended by $2 billion in July 2007, for a total authorized program of $5 billion. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The Company will use cash on hand, cash generated from operations, proceeds from potential asset sales or cash from available borrowings to acquire shares. This program may be changed based upon the Company's financial condition or changes in market conditions and is subject to termination prior to completion. The repurchase program does not include specific price targets or timetables.

14.   Accounting Standards Not Yet Adopted

  In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For Marathon, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should Marathon elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. Marathon is currently evaluating the provisions of this statement.

  In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For Marathon, SFAS No. 157 will be effective January 1, 2008. Marathon is currently evaluating the provisions of this statement.

9

Exhibit 99.6

Item 2.    Management's Discussion and Analysis of Financial Condition and Results of Operations

        Marathon Oil Corporation is engaged in worldwide exploration, production and marketing of crude oil and natural gas; domestic refining, marketing and transportation of crude oil and petroleum products, primarily in the Midwest, the upper Great Plains and southeastern United States; and worldwide marketing and transportation of products manufactured from natural gas, such as LNG and methanol, and development of other projects to link stranded natural gas resources with key demand areas. Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Consolidated Financial Statements and Selected Notes to Consolidated Financial Statements, the Supplemental Statistics and our 2006 Annual Report on Form 10-K.

        Certain sections of Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements concerning trends or events potentially affecting our business. These statements typically contain words such as "anticipates," "believes," "estimates," "expects," "targets," "plans," "projects," "could," "may," "should," "would" or similar words indicating that future outcomes are uncertain. In accordance with "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, which could cause future outcomes to differ materially from those set forth in the forward-looking statements. For additional risk factors affecting our business, see Item 1A. Risk Factors in our 2006 Annual Report on Form 10-K.

        Marathon holds a 60 percent interest in Equatorial Guinea LNG Holdings Limited ("EGHoldings"). The remaining interests are held by Sociedad Nacional de Gas de Guinea Equatorial ("SONAGAS") (25 percent interest), Mitsui & Co., Ltd. (8.5 percent interest) and a subsidiary of Marubeni Corporation (6.5 percent interest). Unless specifically noted as being after minority interests, amounts for the Integrated Gas segment include amounts related to these minority interests.

Overview and Outlook

Operational Highlights

During the first quarter of 2007, we:

•
Announced three exploration discoveries in deepwater Angola;

•
Announced the Droshky discovery in the Gulf of Mexico;

•
Progressed the Neptune development in deepwater Gulf of Mexico, with first production expected by early 2008;

•
Continued commissioning of the Alvheim/Vilje project in Norway;

•
Commenced construction of the Garyville, Louisiana, refinery expansion;

•
Continued construction of the 110 million gallon per year joint venture ethanol facility in Greenville, Ohio; and

•
Continued commissioning activities on the Equatorial Guinea LNG production facility, with first shipment of LNG expected in the second quarter of 2007.

Exploration and Production ("E&P")

        Net liquid hydrocarbon and natural gas sales during the first quarter of 2007 averaged 339 thousand barrels of oil equivalent per day ("mboepd"). Sales volumes may vary from production available for sale primarily due to the timing of liquid hydrocarbon liftings and natural gas sales from certain of our international operations.

        During the first quarter of 2007, we announced three exploration successes in deepwater Angola and one in the Gulf of Mexico. The Caril and Manjericao discovery wells are located on Block 32 in deepwater Angola, where we hold a 30 percent outside-operated interest, and the Miranda discovery well is located on Block 31, where we hold a 10 percent outside-operated interest. These discoveries move both deepwater Angola blocks closer toward establishment of commercial developments. The Droshky discovery well (previously named Troika Deep) in the Gulf of Mexico is located on Green Canyon Block 244. One successful appraisal sidetrack well has been drilled and a second lateral appraisal sidetrack well is being drilled, which will complete our appraisal process. This potential development would be through the Troika Unit infrastructure, which is located approximately two miles from the well. We hold a 100 percent interest in the Droshky well and a 50 percent outside-operated interest in the Troika Unit.

        Also in Angola, we have participated in five wells on Blocks 31 and 32, the results of which have not been announced. We will announce details related to those wells upon approval of the Angola government.

        In Norway, the Alvheim/Vilje development project has entered the commissioning stage, during which additional work has been identified as necessary to bring the floating production, storage and offloading vessel ("FPSO") into compliance with Norwegian codes and regulations and to fully integrate the existing ship systems with the new topside facilities. This additional work, along with intense market demand for labor in Norway and additional drilling activity, has contributed to increased costs for the project. First production is now expected in the third quarter of 2007 and a peak net rate of approximately 75 mboepd is expected in 2008.

        Our 2007 production available for sale is still expected to average between 390 and 425 mboepd, excluding the impact of acquisitions and dispositions. This wide range considered the possibilities of delays in major project delivery dates; however, it is likely that actual production available for sale for the year will be at the lower end of this range as a result of the Alvheim delay.

        The above discussion includes forward-looking statements with respect to the Alvheim/Vilje and Neptune development projects, the possibility of developing Blocks 31 and 32 offshore Angola and the timing and levels of our worldwide liquid hydrocarbon, natural gas and condensate production available for sale. Some factors that could potentially affect these forward-looking statements include pricing, supply and demand for petroleum products, the amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response, and other geological, operating and economic considerations. Except for the Alvheim/Vilje development, the foregoing forward-looking statements may be further affected by the inability to obtain or delay in obtaining necessary government and third-party approvals and permits. The possible developments on Blocks 31 and 32 could further be affected by presently known data concerning size and character of reservoirs, economic recoverability, future drilling success and production experience. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Refining, Marketing and Transportation ("RM&T")

        In the first quarter of 2007, our total refinery throughput was four percent higher than the same quarter of 2006 and we expect refinery crude oil throughput during 2007 to exceed the record level we set in 2006. Our refining and wholesale marketing gross margin per gallon was higher in the first quarter of 2007 than the comparable period of 2006, however, the increase was primarily the result of the change in accounting for matching buy/sell arrangements effective April 1, 2006, as the sales volumes recognized during the first quarter of 2007 were less than the volumes that would have been recognized under previous accounting practices. Our refining and wholesale marketing gross margin averaged 12.46 cents per gallon in the first quarter of 2007 versus 11.37 cents per gallon in the first quarter of 2006. Our ethanol blending program increased to 37 thousand barrels per day ("mbpd") in the first quarter of 2007 from 30 mbpd in the first quarter of 2006. The future expansion or contraction of our ethanol blending program will be driven by the economics of the ethanol supply and changes in government regulations.

        Speedway SuperAmerica LLC ("SSA") increased same store merchandise sales by six percent and same store gasoline sales volume by three percent when compared to the first quarter of 2006. In addition, SSA's gasoline and distillates gross margin per gallon and merchandise gross margin were stronger in the first quarter of 2007.

        Construction of the Garyville refinery expansion commenced on schedule in early March 2007, including site clearing and preparation activities.

        The above discussion includes forward-looking statements with respect to projections of crude oil throughput and ethanol blending that could be affected by planned and unplanned refinery maintenance projects, the levels of refining margins and other operating considerations. These factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Integrated Gas ("IG")

        Our significant integrated gas activities during the first quarter of 2007 related to the LNG production facility in Equatorial Guinea. Commissioning of the facility continues and the first shipments of LNG are expected in the second quarter of 2007. We own a 60 percent interest in EGHoldings.

        Once the LNG production facility commences its principal operations and begins to generate revenue, EGHoldings will no longer be a variable interest entity ("VIE"). We consolidate EGHoldings because it is a VIE and we are its primary beneficiary. When it ceases to be a VIE we will no longer consolidate EGHoldings, despite the fact that we hold majority ownership, because the minority shareholders have rights limiting our ability to exercise control over the entity. When EGHoldings ceases to be a VIE, which is expected in the second quarter of 2007, we will account for our interest using the equity method of accounting.

2

        Together with our project partners, we have completed those portions of the front-end engineering and design for a potential second LNG production facility on Bioko Island, Equatorial Guinea that are required to support the near-term efforts for this project. We expect a final investment decision in 2008.

        The above discussion contains forward-looking statements with respect to the timing of production associated with the LNG facility in Equatorial Guinea and the possible expansion thereof. Factors that could affect the LNG production facility include unforeseen problems arising from commissioning of the facilities, unforeseen hazards such as weather conditions and other operating considerations such as shipping the LNG. In addition to these factors, other factors that could potentially affect the possible expansion of the current LNG production facility and the development of additional LNG capacity through additional projects include partner approvals, access to sufficient natural gas volumes through exploration or commercial negotiations with other resource owners and access to sufficient regasification capacity. The foregoing factors (among others) could cause actual results to differ materially from those set forth in the forward-looking statements.

Corporate

        On April 25, 2007, our Board of Directors declared a two-for-one split of our common stock. The stock split was effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders received one additional share of our common stock for each share of common stock held as of the close of business on the record date. Common stock and per share (except par value) information for all periods presented has been restated throughout this document to reflect the stock split.

Critical Accounting Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from the estimates and assumptions used.

        Certain accounting estimates are considered to be critical if (1) the nature of the estimates and assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and (2) the impact of the estimates and assumptions on financial condition or operating performance is material.

        There have been no significant changes to our critical accounting estimates subsequent to December 31, 2006.

Management's Discussion and Analysis of Results of Operations

Change in Accounting for Matching Buy/Sell Transactions

        Matching buy/sell transactions arise from arrangements in which we agree to buy a specified quantity and quality of crude oil or refined product to be delivered to a specified location while simultaneously agreeing to sell a specified quantity and quality of the same commodity at a specified location to the same counterparty. Prior to April 1, 2006, all matching buy/sell transactions were recorded as separate sale and purchase transactions, or on a "gross" basis. Effective for contracts entered into or modified on or after April 1, 2006, the income effects of matching buy/sell transactions are reported in cost of revenues, or on a "net" basis, based on an accounting interpretation which clarified the circumstances under which a matching buy/sell transaction should be viewed as a single transaction involving the exchange of inventory. Transactions under contracts entered into before April 1, 2006 will continue to be reported on a "gross" basis. This accounting change had no effect on net income but the amounts of revenues and cost of revenues recognized after April 1, 2006 are less than the amounts that would have been recognized under previous accounting practices.

        Additionally, this accounting change impacts the comparability of certain operating statistics, most notably "refining and wholesale marketing gross margin per gallon." While this change does not have an effect on the refining and wholesale marketing gross margin (the numerator for calculating this statistic), sales volumes (the denominator for calculating this statistic) recognized after April 1, 2006 are less than the amount that would have been recognized under previous accounting practices because volumes related to matching buy/sell transactions under contracts entered into or modified on or after April 1, 2006 have been excluded. Accordingly, the resulting refining and wholesale marketing gross margin per gallon statistic will be higher than that same statistic calculated from amounts determined under previous accounting practices.

3

Consolidated Results of Operations

        Revenues for the first quarters of 2007 and 2006 are summarized by segment in the following table:

	First Quarter Ended March 31,
(In millions)	2007	2006

E&P	$1,849	$2,301
RM&T	11,084	14,212
IG	56	30

Segment revenues	12,989	16,543
Elimination of intersegment revenues	(141)	(203)
Gain on long-term U.K. natural gas contracts	21	78

Total revenues	$12,869	$16,418

Items included in both revenues and costs and expenses:
Consumer excise taxes on petroleum products and merchandise	$1,197	$1,165
Matching crude oil and refined product buy/sell transactions settled in cash:
E&P	–	11
RM&T	58	3,195

Total buy/sell transactions included in revenues	$58	$3,206

        E&P segment revenues decreased $452 million in the first quarter of 2007 from the comparable prior-year period. See Supplemental Statistics for information regarding net sales volumes and average realizations by geographic area. Decreased natural gas marketing activities account for the majority of the revenue decline. In addition, normal production rate declines, particularly for our Gulf of Mexico properties, caused domestic liquid hydrocarbon and natural gas sales volumes to decrease in the first quarter of 2007 compared to the first quarter of 2006. Our average realizations on domestic natural gas decreased 11 percent compared to the first quarter of 2006, while those on domestic liquid hydrocarbons were flat. Partially offsetting the decline in domestic revenue was an increase in revenues from our international operations. Liquid hydrocarbon sales volumes in Libya were higher in the first quarter of 2007 than in the comparable prior-year period due to the timing of liftings. The impact of increased liquid hydrocarbon sales volumes was partially offset by lower average realizations for both liquid hydrocarbons and natural gas and a 22 percent decline in natural gas sales volumes, primarily in Europe.

        Excluded from E&P segment revenues were gains of $21 million and $78 million for the first quarters of 2007 and 2006 related to long-term natural gas sales contracts in the United Kingdom that are accounted for as derivative instruments. See Item 3. Quantitative and Qualitative Disclosures About Market Risk.

        RM&T segment revenues decreased $3.128 billion in the first quarter of 2007 from the comparable prior-year period primarily as a result of the change in accounting for matching buy/sell transactions effective April 1, 2006, discussed above. Excluding matching buy/sell transactions, RM&T segment revenues did not change significantly but reflected increases in refined product and crude oil sales volumes, merchandise revenue and excise taxes, which were almost entirely offset by decreases in the prices realized for refined products.

        For information on segment income, see Segment Results.

        Cost of revenues for the first quarter of 2007 decreased $217 million from the comparable prior-year period, primarily as a result of the decreased natural gas marketing activities discussed above.

        Purchases related to matching buy/sell transactions decreased $3.172 billion in the first quarter of 2007 from the comparable prior-year period as a result of the change in accounting for matching buy/sell transactions effective April 1, 2006, discussed above.

        Net interest and other financing costs (income) reflected a net $19 million of income for the first quarter of 2007, a favorable change of $42 million from the net $23 million expense in the comparable prior-year period. The favorable changes included greater capitalized interest, increased interest income due to higher average cash balances and foreign currency exchange gains.

4

        Provision for income taxes in the first quarter of 2007 decreased $67 million from the comparable prior-year period primarily due to the $121 million decrease in income from continuing operations before income taxes. The following is an analysis of the effective tax rates for the first quarters of 2007 and 2006:

	First Quarter Ended March 31,
	2007	2006

Statutory U.S. income tax rate	35%	35%
Effects of foreign operations, including foreign tax credits	11	11
State and local income taxes, net of federal income tax effects	2	2
Other tax effects	(2)	(1)

Effective income tax rate for continuing operations	46%	47%

        Discontinued operations in the first quarter of 2006 reflects the operations of our former Russian oil exploration and production businesses which were sold in June 2006. See Note 3 to the consolidated financial statements, for additional information.

Segment Results

        Segment income for the first quarters of 2007 and 2006 is summarized in the following table.

	First Quarter Ended March 31,
(In millions)	2007	2006

E&P:
United States	$150	$245
International	235	220

E&P segment	385	465
RM&T	345	319
IG	19	8

Segment income	749	792
Items not allocated to segments, net of income taxes:
Corporate and other unallocated items	(43)	(66)
Gain on long-term U.K. natural gas contracts	11	45
Discontinued operations	–	13

Net income	$717	$784

        United States E&P income in the first quarter of 2007 decreased $95 million, or 39 percent, compared to the first quarter of 2006. Pretax income decreased $150 million and the effective income tax rate increased slightly from 37 percent to 38 percent. The decrease in pretax income was primarily the result of revenue decreases from lower liquid hydrocarbon and natural gas sales volumes and realized natural gas prices as discussed above.

        International E&P income in the first quarter of 2007 increased $15 million, or 7 percent, from the first quarter of 2006, primarily due to the effective income tax rate decline from 60 percent to 58 percent. International pretax income was flat as a decrease in exploration expenses and an increase in revenues from higher liquid hydrocarbon sales volumes, primarily in Libya and Equatorial Guinea, were mostly offset by declines in natural gas sales volumes and in realized prices for liquid hydrocarbons and natural gas.

        RM&T segment income in the first quarter of 2007 increased $26 million, or 8 percent, from the first quarter of 2006. Pretax income increased $20 million and the effective income tax rate declined from 39 percent to 36 percent. The increase in RM&T pretax income is primarily a result of increases in SSA's gasoline and distillates gross margin and merchandise gross margin. The SSA gasoline and distillates gross margin averaged 12.17 cents per gallon in the first quarter of 2007 compared to 10.55 cents per gallon in the first quarter of 2006, while the merchandise gross margin grew to $160 million in the first quarter of 2007 from $148 million in the first quarter of 2006.

        IG segment income in the first quarter of 2007 increased $11 million, or 137 percent, from the first quarter of 2006 primarily as a result of increased income from Atlantic Methanol Production Company LLC ("AMPCO"). Average methanol prices realized by AMPCO were 48 percent higher in the first quarter of 2007 than they were in the comparable quarter of 2006.

5

Management's Discussion and Analysis of Cash Flows and Liquidity

Cash Flows

        Net cash provided from operating activities totaled $1.026 billion in the first quarter of 2007, compared to $240 million in the first quarter of 2006. The $786 million increase reflects the impact of various working capital changes during the quarters.

        Net cash used in investing activities totaled $711 million in the first quarter of 2007, compared to $987 million in the first quarter of 2006. Capital expenditures were $737 million compared to $572 million for the comparable prior-year period, with the increased spending related primarily to the Neptune development project in the E&P segment and the Garyville refinery expansion in the RM&T segment. For information regarding capital expenditures by segment, refer to Supplemental Statistics. Cash paid for acquisitions in the first quarter of 2006 were $527 million, primarily related to the initial $520 million payment associated with our re-entry into Libya.

        Net cash used in financing activities was $555 million in the first quarter of 2007, compared to $604 million in the first quarter of 2006. Significant uses of cash in financing activities during both periods included stock repurchases and dividend payments. In 2006, we also repaid our $300 million 6.65% notes that matured during that quarter.

Dividends to Stockholders

        On April 25, 2007, our Board of Directors declared a dividend of 24 cents per share on our common stock, payable June 11, 2007, to stockholders of record at the close of business on May 16, 2007.

Derivative Instruments

        See Item 3. Quantitative and Qualitative Disclosures About Market Risk for a discussion of derivative instruments and associated market risk.

Liquidity and Capital Resources

        Our main sources of liquidity and capital resources are internally generated cash flow from operations, committed credit facilities and access to both the debt and equity capital markets. Our ability to access the debt capital market is supported by our investment grade credit ratings. Our senior unsecured debt is currently rated investment grade by Standard and Poor's Corporation, Moody's Investor Services, Inc. and Fitch Ratings with ratings of BBB+, Baa1 and BBB+. Because of the liquidity and capital resource alternatives available to us, including internally generated cash flow, we believe that our short-term and long-term liquidity is adequate to fund operations, including our capital spending programs, stock repurchase program, repayment of debt maturities and any amounts that may ultimately be paid in connection with contingencies.

        We have a committed $2.0 billion revolving credit facility with third-party financial institutions terminating in May 2011. We are in the process of working with the third-party financial institutions to extend the term of the revolving credit facility by one year to May 2012. We expect an amendment reflecting such one year extension will be executed during the second quarter of 2007 At March 31, 2007, there were no borrowings against this facility and we had no commercial paper outstanding under our U.S. commercial paper program that is backed by the revolving credit facility.

        The Gulf Opportunity Zone Act of 2005 established certain incentives to support the rebuilding of local and regional economies in Louisiana, Mississippi and Alabama that were impacted by the hurricanes of 2005. Included in the impacted area is St. John the Baptist Parish, where our Garyville, Louisiana, refinery is located. The Louisiana State Bond Commission has approved the parish's application to issue up to $1 billion of bonds associated with the Garyville refinery expansion. Upon obtaining final approvals, we expect the parish to issue the bonds by the end of the third quarter of 2007. Following the issuance, the proceeds will be trusteed and disbursed to us upon our request for reimbursement of expenditures related to the Garyville refinery expansion. We will be solely obligated to service the principal and interest payments associated with the bonds.

        During 2006 we entered into a loan agreement which allows borrowings of up to $525 million from the Norwegian export credit agency based upon the amount of qualifying purchases of goods and services that we make from Norwegian suppliers. The loan agreement allows us to select either a fixed or LIBOR-based floating interest rate at the time of the initial drawdown and a five-year or eight and one half-year repayment term. The agreement allows an initial drawdown in June 2007 and we intend to draw the entire $525 million available at that date.

        As of March 31, 2007, there was $1.7 billion aggregate amount of common stock, preferred stock and other equity securities, debt securities, trust preferred securities or other securities, including securities convertible into or exchangeable for other equity or debt securities, available to be issued under our $2.7 billion universal shelf registration statement filed in 2002.

6

        Our cash-adjusted debt-to-capital ratio (total debt-minus-cash to total debt-plus-equity- minus-cash) was seven percent at March 31, 2007, compared to six percent at year-end 2006 as shown below. This includes $517 million of debt that is serviced by United States Steel Corporation ("United States Steel").

(Dollars in millions)	March 31, 2007	December 31, 2006

Long-term debt due within one year	$873	$471
Long-term debt	2,654	3,061

Total debt	$3,527	$3,532

Cash	$2,347	$2,585
Equity	$14,792	$14,607

Calculation:
Total debt	$3,527	$3,532
Minus cash	2,347	2,585

Total debt minus cash	1,180	947

Total debt	3,527	3,532
Plus equity	14,792	14,607
Minus cash	2,347	2,585

Total debt plus equity minus cash	$15,972	$15,554

Cash-adjusted debt-to-capital ratio	7%	6%

        Our opinions concerning liquidity and our ability to avail ourselves in the future of the financing options mentioned in the above forward-looking statements are based on currently available information. If this information proves to be inaccurate, future availability of financing may be adversely affected. Factors that affect the availability of financing include our performance (as measured by various factors including cash provided from operating activities), the state of worldwide debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, and, in particular, with respect to borrowings, the levels of our outstanding debt and credit ratings by rating agencies. The availability of the Gulf Opportunity Zone bonds could further be affected by the inability to obtain or delay in obtaining the necessary government approvals.

Stock Repurchase Program

        Our Board of Directors has authorized a common share repurchase program totaling $2.5 billion. As of March 31, 2007, we had repurchased 51.6 million common shares at a cost of $2.150 billion. We anticipate completing the remaining purchases during the first half of 2007. Purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. We will use cash on hand, cash generated from operations or cash from available borrowings to acquire shares. This program may be changed based upon our financial condition or changes in market conditions and is subject to termination prior to completion.

        The forward-looking statements about our common stock repurchase program are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Some factors that could cause actual results to differ materially are changes in prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of our production or refining operations due to unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response thereto, and other operating and economic considerations.

Contractual Cash Obligations

        As of March 31, 2007, our purchase obligations under crude oil, refinery feedstock, refined product and ethanol contracts increased approximately $1.401 billion from December 31, 2006, primarily as a result of higher refined product volumes. Otherwise, there have been no significant changes to our obligations to make future payments under existing contracts subsequent to December 31, 2006. The portion of our obligations to make future payments under existing contracts that have been assumed by United States Steel has not changed significantly subsequent to December 31, 2006.

Off-Balance Sheet Arrangements

        Off-balance sheet arrangements comprise those arrangements that may potentially impact our liquidity, capital resources and results of operations, even though such arrangements are not recorded as liabilities under generally accepted accounting principles. Although off-balance sheet arrangements serve a variety of our business purposes, we are not dependent on these arrangements to maintain our liquidity and capital resources; and we are not aware of any circumstances that are reasonably likely to cause the off-balance sheet arrangements to have a material adverse effect

7

on our liquidity and capital resources. There have been no significant changes to our off-balance sheet arrangements subsequent to December 31, 2006.

Nonrecourse Indebtedness of Investees

        Certain of our investees have incurred indebtedness that we do not support through guarantees or otherwise. If we were obligated to share in this debt on a pro rata ownership basis, our share would have been $340 million as of March 31, 2007. Of this amount, $218 million relates to Pilot Travel Centers LLC ("PTC"). If any of these investees default, we have no obligation to support the debt. Our partner in PTC has guaranteed $75 million of the total PTC debt.

Obligations Associated with the Separation of United States Steel

        We remain obligated (primarily or contingently) for certain debt and other financial arrangements for which United States Steel has assumed responsibility for repayment under the terms of the Separation. (See the discussion of the Separation in our 2006 Annual Report on Form 10-K.) United States Steel's obligations to Marathon are general unsecured obligations that rank equal to United States Steel's accounts payable and other general unsecured obligations. If United States Steel fails to satisfy these obligations, we would become responsible for repayment. Under the Financial Matters Agreement, United States Steel has all of the existing contractual rights under the leases assumed from Marathon, including all rights related to purchase options, prepayments or the grant or release of security interests. However, United States Steel has no right to increase amounts due under or lengthen the term of any of the assumed leases, other than extensions set forth in the terms of the assumed leases.

        As of March 31, 2007, we have obligations totaling $556 million that have been assumed by United States Steel. Of this amount, obligations of $525 million and corresponding receivables from United States Steel were recorded on our consolidated balance sheet (current portion – $30 million; long-term portion – $495 million). The remaining $31 million was related to off-balance sheet arrangements and contingent liabilities of United States Steel.

Environmental Matters

        We have incurred and will continue to incur substantial capital, operating and maintenance, and remediation expenditures as a result of environmental laws and regulations. If these expenditures, as with all costs, are not ultimately reflected in the prices of our products and services, our operating results will be adversely affected. We believe that substantially all of our competitors must comply with similar environmental laws and regulations. However, the specific impact on each competitor may vary depending on a number of factors, including the age and location of its operating facilities, marketing areas, production processes and whether it is also engaged in the petrochemical business or the marine transportation of crude oil, refined products and feedstocks.

        We are a defendant, along with many other companies with refining operations, in over 50 cases in 12 states alleging methyl-tertiary butyl ether ("MTBE") contamination in groundwater. We continue to defend these cases vigorously.

        There have been no other significant changes to our environmental matters subsequent to December 31, 2006.

Other Contingencies

        We are the subject of, or a party to, a number of pending or threatened legal actions, contingencies and commitments involving a variety of matters. The ultimate resolution of these contingencies could, individually or in the aggregate, be material to us. However, we believe that we will remain a viable and competitive enterprise even though it is possible that these contingencies could be resolved unfavorably to us. See Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.

Accounting Standards Not Yet Adopted

        In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. It requires that unrealized gains and losses on items for which the fair value option has been elected be recorded in net income. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. For us, SFAS No. 159 will be effective January 1, 2008, and retrospective application is not permitted. Should we elect to apply the fair value option to any eligible items that exist at January 1, 2008, the effect of the first remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. We are currently evaluating the provisions of this statement.

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        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may require some entities to change their measurement practices. For us, SFAS No. 157 will be effective January 1, 2008. We are currently evaluating the provisions of this statement.

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Exhibit 99.7

Part II – OTHER INFORMATION

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

ISSUER PURCHASES OF EQUITY SECURITIES

	(a)		(b)	(c)	(d)
Period	Total Number of Shares Purchased(a)		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(c)	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(c)

01/01/07 – 01/31/07	2,161,493		$87.29	2,005,921	$621,467,418
02/01/07 – 02/28/07	1,819,700		$90.51	1,816,692	$457,038,920
03/01/07 – 03/31/07	1,253,439	(b)	$92.30	1,222,600	$344,248,401

Total	5,234,632		$89.61	5,045,213
  (a)
  173,896 shares of restricted stock were delivered by employees to Marathon, upon vesting, to satisfy tax withholding requirements.
  (b)
  15,523 shares were repurchased in open-market transactions to satisfy the requirements for dividend reinvestment under the Marathon Oil Corporation Dividend Reinvestment and Direct Stock Purchase Plan (the "Dividend Reinvestment Plan") by the administrator of the Dividend Reinvestment Plan. Stock needed to meet the requirements of the Dividend Reinvestment Plan are either purchased in the open market or issued directly by Marathon.
  (c)
  In January 2006, we announced a $2 billion share repurchase program. In January 2007, our Board of Directors authorized the extension of this program by an additional $500 million. As of March 31, 2007, the Company had repurchased 51.6 million split-adjusted common shares at a cost of $2.150 billion, which includes transaction fees and commissions that are not reported in the table above.

Marathon current report on Form 8-K filed August 3, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):       July 30, 2007

Marathon Oil Corporation

(Exact name of registrant as specified in its charter)

Delaware	1-5153	25-0996816
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5555 San Felipe Road, Houston, Texas		77056
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:          (713) 629-6600

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On July 30, 2007, Marathon Oil Corporation (“Marathon”) entered into an Arrangement Agreement (the “Agreement”), by and among Marathon, 1339971 Alberta Ltd., Western Oil Sands Inc. (“Western”) and WesternZagros Resources Inc. (“WesternZagros”), pursuant to which Marathon agreed to acquire Western. Under the terms of the Agreement, Western shareholders will receive cash of approximately $3.8 billion Canadian dollars (“CDN”) and 34.3 million Marathon common shares or securities exchangeable for Marathon common shares. Marathon will also assume Western’s debt at closing. Marathon’s Board of Directors and Western’s Board of Directors have approved the Agreement.

Pursuant to the terms of the Agreement, Western shareholders who are residents of Canada for tax purposes will have the option to elect cash, Marathon common stock, exchangeable shares, or a combination thereof. Western shareholders who are not residents of Canada for tax purposes will have the option to elect cash or Marathon common stock, or a combination thereof. Cash dividends will not be paid on the exchangeable shares. Holders of exchangeable shares will have the right to receive additional Marathon common stock to account for the cash dividends declared on Marathon common stock on an economically equivalent basis and the option to exchange their shares for Marathon common stock. The exchangeable shares are subject to redemption by Marathon four years after closing and in certain other limited circumstances.

The Agreement requires Western to spin off WesternZagros, its wholly owned-subsidiary, prior to closing. The Agreement also contains non-solicitation and termination provisions and provides for Western to pay Marathon a termination fee of CDN$200 million under certain circumstances.

The completion of the acquisition is subject to a number of conditions, including, among other things, (1) the approval of the acquisition by Western shareholders and (2) applicable regulatory and court approvals.

The Agreement is filed pursuant to Item 9.01 as Exhibit 10.1 hereto . The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Oil Corporation

August 3, 2007	By:	Michael K. Stewart
Name: Michael K. Stewart
Title: Vice President, Accounting and Controller

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Exhibit Index

Exhibit No.	Description

10.1	Arrangement Agreement, dated as of July 30, 2007, among Marathon Oil Corporation, 1339971 Alberta Ltd., Western Oil Sands Inc. and WesternZagros Resources Inc.

4

Exhibit 10.1

ARRANGEMENT AGREEMENT

AMONG:

MARATHON OIL CORPORATION

- AND -

1339971 ALBERTA LTD.

- AND -

WESTERN OIL SANDS INC.

- AND -

WESTERNZAGROS RESOURCES INC.

July 30, 2007

ARTICLE 1INTERPRETATION	2
1.1Definitions	2
1.2Interpretation Not Affected by Headings, etc	9
1.3Number and Gender	10
1.4Date for Any Action	10
1.5Entire Agreement	10
1.6Currency	10
1.7Accounting Matters	10
1.8Disclosure in Writing	10
1.9Interpretation Not Affected by Party Drafting	10
1.10Knowledge	11
1.11Schedule	11
ARTICLE 2THE ARRANGEMENT	11
2.1Plan of Arrangement	11
2.2Interim Order	11
2.3Information Circular and the Western Meeting	12
2.4Securities Law Compliance	12
2.5Preparation of Filings	13
2.6Employees	13
2.7WesternZagros and Completion of Transactions	14
2.8Effective Date	15
2.9Recommendation of Western Board of Directors	15
2.10Dissenting Shareholders	15
2.11Disclosure Letter	15
2.12Tax Withholdings	15
2.13Marathon Guarantee	15
2.14Western Guarantee	16
2.15Tax Election	16
ARTICLE 3COVENANTS	16
3.1Covenants of Purchaser and AcquisitionCo	16
3.2Additional Covenants of Purchaser and AcquisitionCo	18
3.3Covenants of Western and WesternZagros	18
3.4Mutual Covenants Regarding the Arrangement	25
3.5Covenants Regarding Non-Solicitation	26

3.6Provision of Information; Access	29
ARTICLE 4REPRESENTATIONS AND WARRANTIES	29
4.1Representations and Warranties of Purchaser	29
4.2Representations and Warranties of Western	34
4.3Representations and Warranties of WesternZagros	45
4.4Privacy Issues	46
ARTICLE 5CONDITIONS PRECEDENT	48
5.1Mutual Conditions Precedent	48
5.2Additional Conditions to Obligations of Purchaser	50
5.3Additional Conditions to Obligations of Western	51
5.4Notice and Effect of Failure to Comply with Conditions	53
5.5Satisfaction of Conditions	53
ARTICLE 6AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS	53
6.1Purchaser Damages	53
6.2Liquidated Damages	54
ARTICLE 7AMENDMENT	54
7.1Amendment	54
ARTICLE 8TERMINATION	54
8.1Termination	54
ARTICLE 9NOTICES	56
9.1Notices	56
ARTICLE 10GENERAL	57
10.1Binding Effect	57
10.2Assignment	57
10.3Public Communications	57
10.4Costs	57
10.5Severability	57
10.6Further Assurances	58
10.7Time of Essence	58
10.8Governing Law	58
10.9Waiver	58
10.10Third Party Beneficiaries	58
10.11Counterparts	59
SCHEDULE “A” – Plan of Arrangement

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 30th day of July, 2007,

AMONG:

MARATHON OIL CORPORATION, a corporation existing under the laws of Delaware (hereinafter referred to as “Marathon” or “Purchaser”)

AND:

1339971 ALBERTA LTD., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “AcquisitionCo”)

AND:

WESTERN OIL SANDS INC., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “Western”)

AND:

WESTERNZAGROS RESOURCES INC., a corporation existing under the laws of the Province of Alberta (hereinafter referred to as “WesternZagros”)

WHEREAS:

A. AcquisitionCo wishes to acquire all of the issued and outstanding shares of Western;

B. AcquisitionCo is an indirect subsidiary of Purchaser;

C. Purchaser, AcquisitionCo, Western and WesternZagros wish to propose an arrangement involving, among other things, the acquisition by AcquisitionCo of all of the issued and outstanding shares of Western and the distribution of shares of WesternZagros to the shareholders of Western;

D. the Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the Business Corporations Act (Alberta); and

E. the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, the following defined terms have the meanings hereinafter set forth:

(a)        “ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)        “Acquisition Proposal” means any written proposal or offer made to Western or the Western Shareholders (including any takeover bid initiated by advertisement or circular) relating to: (i) any merger, amalgamation, take-over bid, tender offer, arrangement, share exchange, dissolution, liquidation, recapitalization or other business combination involving any purchase by a single Person (other than AcquisitionCo, Marathon or any of their subsidiaries) or combination of Persons (other than AcquisitionCo, Marathon or any of their subsidiaries) of Western Common Shares that, if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Common Shares, or any liquidation or winding-up in respect of Western or any material Western subsidiary (other than WesternZagros); (ii) any purchase or sale of Western or its subsidiaries (other than WesternZagros) or any assets, where such assets represent more than 20% of the fair market value of the consolidated assets of Western or contribute more than 20% of the revenues of Western (on a consolidated basis) (or other arrangement having the same economic effect as a purchase or sale of assets); (iii) any sale or acquisition of 20% or more of the Western Common Shares or rights or interests therein or thereto; or (iv) any similar business combination or transaction, of or involving Western and/or any subsidiary of Western (other than WesternZagros), that if consummated, would result in any Person (other than AcquisitionCo, Marathon or any of their subsidiaries) beneficially owning more than 20% of the voting rights attached to the Western Common Shares;

(c)        “AcquisitionCo” means 1339971 Alberta Ltd., an indirect subsidiary of the Purchaser incorporated under the ABCA for purposes of completing the Arrangement;

(d)        “AcquisitionCo Board of Directors” means the board of directors of AcquisitionCo, as it may be comprised from time to time;

(e)        “Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(f)        “Applicable Canadian Securities Laws” means, collectively, and as the context may require, the applicable securities legislation of each of the provinces and territories of Canada, and the rules, regulations, instruments, orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date;

(g)        “Applicable Laws”, in the context that refers to one or more Persons, means the Laws that apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(h)        “Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(i)         “Arrangement Resolution” means the special resolution to be attached as Appendix A to the Information Circular in respect to the Arrangement;

(j)         “Articles of Arrangement” means the articles of arrangement to be prepared by Western, with the cooperation, consultation and prior approval of Marathon, acting reasonably, as provided for herein, in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(k)        “Business Day” means a day other than a Saturday, Sunday or other day when banks in the City of Calgary, Alberta or the City of Houston, Texas are not generally open for business;

(l)         “Certificate” means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(m)      “Closing Time” shall be 1:00 p.m. (Calgary time) on the Effective Date, or such other time on the Effective Date as is agreed to by Purchaser and Western;

(n)        “Code” means the United States Internal Revenue Code of 1986, as amended;

(o)        “Competition Act” means the Competition Act, R.S.C. 1985, c. C-34, as amended;

(p)        “Confidential Information” has the meaning ascribed thereto in Section 3.5(j);

(q)        “Confidentiality Agreement” means the confidentiality agreement dated November 8, 2006 between Western and Marathon Petroleum Company LLC entered into in connection with the transaction contemplated herein;

(r)         “Continuing Employees” has the meaning ascribed thereto in Section 2.6(b);

(s)        “Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(t)         “Court” means the Court of Queen’s Bench of Alberta;

(u)        “Disclosed Personal Information” has the meaning ascribed thereto in Section 4.4(b);

(v)        “Disclosure Letter” means the disclosure letter dated as of the date hereof from Western to Purchaser as amended, supplemented or otherwise agreed to between Western and Purchaser prior to the Effective Time;

(w)       “Dissent Rights” means the rights of dissent granted in favour of registered Western Shareholders in respect of the Arrangement as described in the Plan of Arrangement;

(x)        “Effective Date” means the date the Arrangement becomes effective under the ABCA, provided that such date shall not be later than the Outside Date, unless otherwise agreed to by Purchaser and Western;

(y)        “Effective Time” means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

(z)        “Employee Obligations” means any obligations or liabilities of Western to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary, accrued bonuses for 2007, vacation pay and directors’ fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Western to officers or employees: (i) for severance or termination payments on the change of control of Western pursuant to Western’s severance policies and any involuntary severance, termination and employment offer agreements, including payments associated with Code Sections 280G and 4999 which define excise taxes associated with a change of control for United States taxpayers; (ii) for retention bonus payments pursuant to any retention bonus program or executive employment agreement; (iii) for payments with respect to any options, share appreciation rights, participating performance units, deferred share units or similar plans; and (iv) payments with respect to Western’s Supplemental Employee Retirement Plan and its registered pension plan;

(aa)     “Encumbrances” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or asset, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) against title to any of the property or asset, or any part thereof or interest therein;

(bb)     “Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, provincial, territorial, state, municipal, local or foreign Laws of any Governmental Authority or of any court, tribunal or other similar body, relating to environmental or health and safety matters in the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use and storage of Hazardous Substances;

(cc)      “Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules, regulations and orders promulgated thereunder;

(dd)     “Exchange Trust Agreement” means the agreement to be entered into between the Purchaser, AcquisitionCo and the Depositary as trustee prior to the Effective Time;

(ee)      “Exchangeable Shares” means the exchangeable shares in the capital of AcquisitionCo, the principal terms of which are set out in Appendix A to the Plan of Arrangement;

(ff)       “Final Order” means the order of the Court approving the Arrangement to be applied for by Western following the Western Meeting and to be granted pursuant to Subsection 193(9) of the ABCA in respect of the Western Shareholders, Western and WesternZagros, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(gg)      “Form S-3” has the meaning ascribed thereto in Section 2.4(b);

(hh)     “GAAP” has the meaning ascribed thereto in Section 1.7;

(ii)        “GLJ” has the meaning ascribed thereto in Section 4.2(t);

(jj)       “GLJ Report” has the meaning ascribed thereto in Section 4.2(l);

(kk)     “Governmental Authority” means any multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, any subdivision, agent, commission, board or authority of any of the foregoing, or any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(ll)        “Governmental Authorization” has the meaning ascribed thereto in Section 4.1(l);

(mm)   “Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

(nn)     “Information Circular” means the management information circular and proxy statement of Western, together with all appendices thereto to be mailed or otherwise distributed by Western to the Western Shareholders or such other securityholders of Western as may be required pursuant to the Interim Order in connection with the Western Meeting;

(oo)     “Interests” has the meaning ascribed thereto in Section 4.2(s);

(pp)     “Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Western Shareholders, Western and WesternZagros, containing declarations and directions with respect to the Arrangement and the holding of the Western Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qq)     “Investment Canada Act” means the Investment Canada Act, R.S.C. 1985, c. 28 (1st Supp.), as amended;

(rr)       “ITA” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.), as amended, including the regulations promulgated thereunder, as amended from time to time;

(ss)       “Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws and U.S. Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Authority, statutory body or self-regulatory authority (including the TSX and NYSE);

(tt)       “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, including those arising under any Law, Contract, permit, license or other undertaking and as a result of any act or omission;

(uu)     “Mailing Date” has the meaning ascribed thereto in Section 3.4(f);

(vv)     “Material Adverse Change” or “Material Adverse Effect” means, with respect to either Western or Marathon, as the case may be, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Party and its subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada, the United States or elsewhere; (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Party and/or its subsidiaries, including changes in Laws; (iii) any decline in crude oil or natural gas prices on a current or forward basis; (iv) any matter which has been publicly disclosed or has been communicated in writing, in the case of Marathon, to Western, and in the case of Western or WesternZagros, to

Marathon, as of the date of this Agreement; or (v) any changes arising from matters consented to or approved in writing by Western, in the case of changes relating to Marathon, or by Marathon in the case of changes relating to Western or WesternZagros, as applicable;

(ww)    “NYSE” means the New York Stock Exchange;

(xx)     “Other Party” means, with respect to the applicable Purchaser Party(ies), the applicable Western Party(ies) and, with respect to the applicable Western Party(ies), the applicable Purchaser Party(ies);

(yy)     “Outside Date” has the meaning ascribed thereto in Section 3.4(f);

(zz)      “Parties” means, collectively, the parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the Purchaser Parties or the Western Parties, as the case may be;

(aaa)   “Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(bbb)   “Plan of Arrangement” means the plan of arrangement substantially in the form set out in Schedule A hereto as amended or supplemented from time to time in accordance with the terms thereof and hereof;

(ccc)    “Publicly Disclosed by Purchaser” means disclosed by Purchaser in a public filing made by it with the SEC from January 1, 2006 to and including the date hereof;

(ddd)   “Public Record” means all information filed by or on behalf of Western or Purchaser, as the case may be, with the Securities Authorities, in compliance, or intended compliance, with any Laws;

(eee)    “Purchase Funds” means the aggregate cash amount required to purchase the Western Common Shares pursuant to the terms of the Arrangement;

(fff)     “Purchaser Balance Sheet” has the meaning ascribed thereto in Section 4.1(t)(i);

(ggg)    “Purchaser Board of Directors” means the board of directors of Purchaser, as it may be comprised from time to time, including any duly constituted and acting committee thereof;

(hhh)   “Purchaser Damages Event” has the meaning ascribed thereto in Section 6.1;

(iii)       “Purchaser Financial Statements” means, collectively, the audited consolidated financial statements of Purchaser as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon and the unaudited consolidated financial statements of Purchaser as at and for the three months ended March 31, 2007, together with the notes thereto;

(jjj)      “Purchaser Information” means the information included in the Information Circular describing the Purchaser Parties and the business, operations and affairs of the Purchaser Parties;

(kkk)   “Purchaser Parties” means, collectively and taken as a whole, Purchaser and AcquisitionCo and “Purchaser Party” means either of them;

(lll)       “Purchaser Shares” means the common shares in the capital of Purchaser;

(mmm)  “Purchaser Termination Fee” has the meaning ascribed thereto in Section 6.1;

(nnn)   “Registrar” means the Registrar of Corporations or the Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

(ooo)   “SEC” means the United States Securities and Exchange Commission;

(ppp)   “Securities Act” means the Securities Act, R.S.A. 2000, c. S-4, as amended;

(qqq)   “Securities Authorities” means, collectively, the securities commissions or similar securities regulatory authorities in each of the Provinces or Territories of Canada and the SEC in the United States;

(rrr)      “subsidiary” has the meaning ascribed thereto in the Securities Act (and shall include all trusts or partnerships directly or indirectly owned by Western or Purchaser, as the case may be);

(sss)     “Superior Proposal” means an unsolicited, bona fide Acquisition Proposal made after the date hereof that: (i) involves the purchase or acquisition of or offer by such Person to purchase all of the outstanding Western Common Shares or all or substantially all of the assets of Western and its subsidiaries; (ii) that is made available to all or substantially all Western Shareholders and offers or makes available substantially equivalent consideration in form and amount per Western Common Share to be purchased or otherwise acquired; (iii) that is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Western or its subsidiaries beyond 5:00 p.m. (Mountain time) on the tenth Business Day after which access is first afforded to the Person making the Acquisition Proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Western during such ten Business Day period or thereafter); (iv) is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (v) in respect of which any required financing to complete such Acquisition Proposal has been obtained or is reasonably likely to be obtained; and (vi) in respect of which the Western Board of Directors determines in good faith (after consultation with its financial advisors and outside counsel) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the Western Shareholders from a financial point of view than the transactions contemplated by this Agreement, provided that no Acquisition Proposal shall be a Superior Proposal if the Person making such Acquisition Proposal is in default of any standstill obligation with Western;

(ttt)      “Support Agreement” means an agreement to be entered into by, among others, Purchaser and AcquisitionCo;

(uuu)   “Tax” or “Taxes” shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Taxing Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance premiums, unemployment insurance, social insurance taxes, Canada Pension Plan contributions, sales and use taxes, value added taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Western or Purchaser, as applicable (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(vvv)   “Tax Returns” shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be supplied to any Taxing Authority in connection with, any Taxes (including any attached Schedules);

(www) “Taxing Authority” shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(xxx)   “Third Party Approvals” has the meaning ascribed thereto in Section 5.1(g);

(yyy)   “Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.10;

(zzz)    “TSX” means the Toronto Stock Exchange;

(aaaa) “United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(bbbb) “U.S. GAAP” has the meaning ascribed thereto in Section 1.7;

(cccc)  “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules, regulations and orders promulgated thereunder;

(dddd) “U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time;

(eeee)     “Western” means Western Oil Sands Inc., a corporation incorporated under the ABCA;

(ffff)       “Western Balance Sheet” has the meaning ascribed thereto in Section 4.2(w)(i);

(gggg)     “Western Board of Directors” means the board of directors of Western as it may be comprised from time to time;

(hhhh)    “Western Budget” has the meaning ascribed thereto in Section 3.3(g);

(iiii)         “Western Common Shares” means the common shares in the capital of Western;

(jjjj)        “Western DSU Plan” has the meaning ascribed thereto in Section 2.6(d);

(kkkk)    “Western DSUs” has the meaning ascribed thereto in Section 2.6(d);

(llll)         “Western Financial Statements” means, collectively, the audited consolidated financial statements of Western as at and for the fiscal year ended December 31, 2006, together with the notes thereto and the auditors’ report thereon and the unaudited consolidated financial statements of Western as at and for the six months ended June 30, 2007, together with the notes thereto;

(mmmm)   “Western Group” has the meaning ascribed thereto in Section 4.2(c);

(nnnn)    “Western Information” means the information included in the Information Circular describing the Western Parties and the business, operations and affairs of the Western Parties;

(oooo)    “Western Meeting” means the special meeting of Western Shareholders to be held to consider the Arrangement Resolution and related matters, and any adjournment thereof;

(pppp)    “Western Option Plan” has the meaning ascribed thereto in Section 2.6(c);

(qqqq)    “Western Options” has the meaning ascribed thereto in Section 2.6(c)(i);

(rrrr)        “Western Parties” means, collectively and taken as a whole, Western and WesternZagros, and “Western Party” means either of them;

(ssss)       “Western Plans” has the meaning ascribed thereto in Section 4.2(x);

(tttt)        “Western PSU Plan” has the meaning ascribed thereto in Section 2.6(c);

(uuuu)    “Western PSUs” has the meaning ascribed thereto in Section 2.6(c)(i);

(vvvv)    “Western Shareholders” means holders of Western Common Shares;

(wwww)      “Western Shareholder Rights Plan” means the shareholder rights plan of Western;

(xxxx)    “WesternZagros” means WesternZagros Resources Inc., a corporation incorporated under the ABCA;

(yyyy)    “WesternZagros Board of Directors” means the board of directors of WesternZagros as it may be comprised from time to time;

(zzzz)     “WesternZagros Shares” means the common shares in the capital of WesternZagros; and

(aaaaa)  “WesternZagros Information” means the information included in the Information Circular describing WesternZagros and the business, operations and affairs of WesternZagros.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number and Gender

Words importing the singular number include the plural and vice versa, and words importing the use of any gender include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Disclosure Letter constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.6 Currency

All sums of money that are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles (“GAAP”) and all determinations of an accounting nature are required to be made shall be made in a manner consistent with GAAP.

References in this Agreement to “U.S. GAAP” shall mean generally accepted accounting principles as in effect in the United States.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of disclosure to Purchaser, include disclosure in writing to Purchaser or its representatives or, in the case of disclosure to Western, include disclosure in writing to Western or its representatives.

1.9 Interpretation Not Affected by Party Drafting

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10 Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Western or Marathon, as applicable, it refers to the actual knowledge of James Houck, David Dyck, Joanne Alexander, Steve Reynish, Simon Hatfield and Jack Jenkins in respect of Western, and Clarence P. Cazalot, Janet F. Clark, Daniel J. Sullenbarger, James F. Meara and William F. Schwind, Jr. in respect of Marathon, in each case after reasonable inquiry.

1.11 Schedule

The following schedule attached hereto is incorporated into and forms an integral part of this Agreement:

A – Plan of Arrangement

ARTICLE 2

THE ARRANGEMENT

2.1 Plan of Arrangement

As soon as is reasonably practicable, Western will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Western Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution and the other matters to be considered at the Western Meeting. Provided all necessary approvals for the Arrangement Resolution are obtained from the Western Shareholders, Western shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Western and WesternZagros shall forthwith proceed to file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any further act or formality.

2.2 Interim Order

The Interim Order shall provide that:

(a)     the securities of Western for which holders shall be entitled to vote on the Arrangement Resolution shall be the Western Common Shares;

(b)     the Western Shareholders shall be entitled to vote on the Arrangement Resolution with each Western Shareholder being entitled to one vote for each Western Common Share held by such holder; and

(c)     the requisite majority for the approval of the Arrangement Resolution shall be two thirds of the votes cast by the Western Shareholders present in person or by proxy at the Western Meeting.

2.3 Information Circular and the Western Meeting

As promptly as practical following the execution of this Agreement, and in compliance with the Interim Order and Applicable Laws (including Applicable Canadian Securities Laws):

(a)     Purchaser shall prepare the Purchaser Information for inclusion in the Information Circular and provide the Purchaser Information to Western in a timely and expeditious manner;

(b)     Western shall prepare the Information Circular and Western shall ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, in all cases ensuring compliance in all material respects with all Applicable Laws on the date of issue thereof;

(c)     Western shall convene the Western Meeting; and

(d)     Western shall cause the Information Circular to be mailed to the Western Shareholders and such other securityholders of Western or other third parties as may be required pursuant to the Interim Order, and filed with applicable regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be mailed and filed.

2.4 Securities Law Compliance

(a)     Purchaser shall use reasonable efforts to obtain all orders, if any, required from the applicable Canadian Securities Authorities to permit the issuance and first resale of (i) the Exchangeable Shares and Purchaser Shares issued pursuant to the Arrangement and (ii) the Purchaser Shares issued upon exchange of the Exchangeable Shares from time to time, in each case without qualification with or approval of or the filing of any prospectus or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Authority under any Applicable Laws or pursuant to the rules and regulations of any Governmental Authority administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” of Purchaser or Western for purposes of Canadian federal, provincial or territorial securities Laws); and

(b)     Purchaser shall prepare and file a registration statement on Form S-3 (or other applicable form) (the “Form S-3”), in order to register under the U.S. Securities Act the issuance of the Purchaser Shares to be issued from time to time after the Effective Time upon exchange of the Exchangeable Shares. Purchaser shall use reasonable efforts to cause the Form S-3 to become effective under the U.S. Securities Act by the Effective Time and to maintain such effectiveness for the period that the Exchangeable Shares remain outstanding. If Purchaser is a “well-known seasoned issuer” as defined in Rule 405 under the U.S. Securities Act and eligible to use an automatic shelf registration statement as defined in Rule 405 for purposes of registering the issuance of Purchaser Shares upon exchange of the Exchangeable Shares, then Purchaser shall file an automatic shelf registration statement on or before the Effective Date and shall use reasonable efforts to maintain the effectiveness for the period during which the Exchangeable Shares are outstanding.

2.5 Preparation of Filings

(a)     Purchaser and Western shall cooperate in:

(i)      the preparation of any application for the orders and the preparation of any required registration statements and any other documents reasonably deemed by Purchaser or Western to be necessary to discharge their respective obligations under Canadian and United States federal, provincial, territorial and state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)     the taking of all such action as may be required under any applicable Canadian and United States federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Exchangeable Shares and the Purchaser Shares in connection with the Arrangement; provided, however, that with respect to the United States “blue sky” and Canadian provincial qualifications neither Purchaser nor Western shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the offer of the Exchangeable Shares and the Purchaser Shares in connection with the Arrangement; and

(iii)    the taking of all such action as may be required under the ABCA, Applicable Canadian Securities Laws, the U.S. Securities Act and the Exchange Act in connection with the transactions contemplated by this Agreement and the Plan of Arrangement; and

(b)     Each of Purchaser and Western shall promptly furnish to the other all information concerning it and its securityholders as may be required for the effectuation of the actions described in Sections 2.1 and 2.4 and the foregoing provisions of this Section 2.5, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its shareholders) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished.

2.6 Employees

(a)     Western shall arrange for the termination or resignation of, and use its reasonable commercial efforts to obtain releases in a form acceptable to Western and Purchaser, each acting reasonably, from those Western directors, officers and employees as may be determined by Purchaser prior to the Effective Date, without payment or accrual for payment of any severance costs except as set forth in the Disclosure Letter or as may be agreed upon by Purchaser in writing;

(b)     Purchaser agrees that, prior to the Effective Date, it will interview such Western employees and consultants with a view to determining which individuals it wishes to extend an offer of continued employment or provision of services (the “Continuing Employees”);

(c)     The Parties acknowledge that the Arrangement will result in a “change of control” for purposes of the Western share option plan and the agreements thereunder (the “Western Option Plan”) and the Western performance share unit plan and the agreements thereunder (the “Western PSU Plan”) and Western executive and employee (if applicable) employment and “change of control” agreements and that all awards pursuant to the Western Option Plan and Western PSU Plan will be accelerated thereunder and, in that regard:

(i)      Purchaser acknowledges that upon approval of the Arrangement by the Western Shareholders, all outstanding options (“Western Options”) granted pursuant to the Western Option Plan and all performance share units (“Western PSUs”) granted pursuant to the Western PSU Plan shall be vested and shall be exercised, terminated or surrendered such that no options to purchase or receive Western Common Shares remain outstanding as at the Effective Date; and

(ii)     Purchaser acknowledges that pursuant to the Western Option Plan, a holder of Western Options (the “Optionee”) may, prior to the Effective Time, elect to exercise all of the Western Options held by the Optionee, whether previously vested or unvested, upon payment to Western of the exercise price therefor and receive Western Common Shares in respect of the number of Western Options so exercised pursuant to the terms of the Western Option Plan. Purchaser acknowledges that Western may provide financing to the Optionees to facilitate the exercise of Western Options prior to the Effective Date on terms, conditions and documentation satisfactory to Purchaser, acting reasonably, provided that Western will retain a security interest in any such shares and any proceeds therefrom (including any proceeds received pursuant to the Arrangement) until such financing is repaid;

(d)     Western shall use its reasonable commercial efforts to cause all Western Common Shares issued upon the exercise of Western Options or payment of Western PSUs or Western deferred share units (“Western DSUs”) granted pursuant to the Western deferred share unit plan (“Western DSU Plan”) on or prior to the record date for the Western Meeting to be voted in favour of the Arrangement Resolution by those persons who continue to hold such Western Common Shares as of the Record Date;

(e)     Purchaser agrees that, prior to the Effective Time, the Western Board of Directors shall cause Western’s contributions to the registered pension plan of Western to vest;

(f)     The Employee Obligations of Western shall not exceed the amount set forth in the Disclosure Letter; and

(g)     Western acknowledges that prior to giving effect to any of the foregoing matters provided for in this Section 2.6, it shall cooperate and consult with Marathon in respect thereof.

2.7 WesternZagros and Completion of Transactions

Western, as the sole shareholder of WesternZagros, covenants and agrees to cause WesternZagros to take all steps, to do and perform all such acts and things and to execute and deliver all such agreements, documents and other instruments as are reasonably necessary or desirable to effect and complete the transactions contemplated herein and in the Plan of Arrangement in accordance with the terms and conditions hereof and thereof and any and all covenants and agreements of Western contained herein and in the Plan of Arrangement shall, to the extent that they are required to be performed by WesternZagros, be and be deemed to be covenants and agreements of both Western and WesternZagros.

2.8	Effective Date
2.9	The Arrangement shall become effective at the Effective Time on the Effective Date. Recommendation of Western Board of Directors

The Western Board of Directors has unanimously determined that the Arrangement is in the best interests of Western and the Western Shareholders, and has, based upon, among other things, the opinions of Western’s financial advisors, unanimously determined that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders, unanimously approved the Arrangement and the entering into of the Arrangement Agreement and has resolved unanimously to recommend Western Shareholders vote in favour of the Arrangement. Notice of such approvals, determinations and resolution shall, subject to the terms hereof, be included, along with the written fairness opinions of Western’s financial advisors, confirming the aforementioned opinions of such financial advisors, in the Information Circular.

2.10 Dissenting Shareholders

Registered Western Shareholders entitled to vote at the Western Meeting may exercise Dissent Rights with respect to their Western Common Shares in connection with the Arrangement pursuant to and in the manner set forth in the Plan of Arrangement. Western shall give Purchaser prompt notice of any written notice of a dissent, withdrawal of such notice, and any other instruments served pursuant to such Dissent Rights and received by Western and provide Purchaser with copies of such notices and written objections.

2.11 Disclosure Letter

Notwithstanding anything in the Disclosure Letter to the contrary, all disclosures in the Disclosure Letter must reference a particular Section in this Agreement in order to be deemed to relate to or modify such Section of this Agreement. The inclusion of any item in the Disclosure Letter shall not be construed as an admission by Western of the materiality of such item.

2.12 Tax Withholdings

Purchaser and AcquisitionCo shall be entitled to deduct and withhold from any consideration otherwise payable to any Western Shareholder and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be, under the Plan of Arrangement such amounts as Purchaser or AcquisitionCo are required or reasonably believed to be required to deduct and withhold from such consideration in accordance with applicable Tax Laws. Any such amounts will be deducted and withheld from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid to the Western Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Taxing Authority.

2.13 Marathon Guarantee

Marathon hereby unconditionally and irrevocably guarantees the due and punctual performance by AcquisitionCo of each and every covenant and obligation of AcquisitionCo arising under the Arrangement, including, without limitation, the due and punctual payment of the Purchase Funds, Exchangeable Shares and Purchaser Shares pursuant to the Arrangement. Marathon hereby agrees that Western shall not have to proceed first against AcquisitionCo before exercising its rights under this guarantee against Marathon.

2.14 Western Guarantee

Western hereby unconditionally and irrevocably guarantees the due and punctual performance by WesternZagros of each and every covenant and obligation of WesternZagros arising under the Arrangement. Western hereby agrees that Marathon shall not have to proceed first against WesternZagros before exercising its rights under this guarantee against Western.

2.15 Tax Election

Western or the member of the Western Group that sells the WesternZagros Shares to SpinCo (as defined in the Plan of Arrangement), as applicable, (the “Electing Party”) shall be entitled to make an income tax election pursuant to subsection 85(1) of the ITA (and analogous provisions of provincial income tax law) with respect to such transfer following the Effective Time by providing two duly completed signed copies of the necessary election form to SpinCo at any time following the Effective Date. The elected amount therein shall be the lesser of $412,669,383 and the aggregate redemption amount of the redeemable preferred shares issued by SpinCo to the Electing Party. Thereafter, subject to the election form complying with the provisions of the ITA (or applicable provincial income tax law) the forms shall be signed by SpinCo and returned to Western within 30 days after receipt thereof. SpinCo will not be responsible for the proper completion of any election form and, except for the obligation of SpinCo to sign and return a duly completed election form, SpinCo will not be responsible for any taxes, interest or penalties resulting from the failure of the Electing Party to properly complete or file the election form in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation).

ARTICLE 3

COVENANTS

3.1 Covenants of Purchaser and AcquisitionCo

Each of Purchaser and AcquisitionCo covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Western (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)     the business of Purchaser and AcquisitionCo shall be conducted only in the usual and ordinary course consistent with past practices;

(b)     Purchaser and AcquisitionCo shall not directly or indirectly do or permit to occur any of the following: (i) amend the constating documents of Purchaser or AcquisitionCo except as required in connection with the Arrangement and, in the case of AcquisitionCo, to facilitate the issuance of preferred shares with a value of approximately $65,000; (ii) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Purchaser or AcquisitionCo; or (iii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing except as disclosed in writing to Western prior to the date hereof;

(c)     Purchaser and AcquisitionCo will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably practicable, to the extent the fulfillment of the same is within the control of Purchaser or AcquisitionCo, as the case may be;

(d)     each of Purchaser and AcquisitionCo will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Western in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(e)     Purchaser will use reasonable commercial efforts to obtain approval of the listing of Purchaser Shares issuable under the Arrangement and upon exercise of the Exchangeable Shares on the NYSE prior to the mailing of the Information Circular;

(f)     Purchaser and AcquisitionCo will make all other necessary filings and applications under Applicable Laws required on the part of Purchaser or AcquisitionCo, as the case may be, in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Applicable Laws;

(g)     neither Purchaser nor AcquisitionCo shall take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(h)     Purchaser and AcquisitionCo shall jointly and severally indemnify and save harmless Western, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may be subject or which Western, its subsidiaries and their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)      any misrepresentation or alleged misrepresentation in the Purchaser Information;

(ii)     any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in any material filed by or on behalf of Purchaser or AcquisitionCo in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Purchaser Shares or the Exchangeable Shares; and

(iii)    Purchaser or AcquisitionCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that neither Purchaser nor AcquisitionCo shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Western Information, the negligence of Western or the non-compliance by Western with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

(i)      subject to Section 10.3, except for non-substantive communications with third parties and communications to legal and other advisors of Purchaser, Purchaser and AcquisitionCo will furnish promptly to Western: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Purchaser or AcquisitionCo in connection with the Arrangement from any Governmental Authority; (ii) any filings under Applicable Laws in connection with the Arrangement; and (iii) any documents related to dealings with Governmental Authorities in connection with the transactions contemplated herein;

(j)      except as contemplated herein, neither Purchaser nor AcquisitionCo shall take any action that would render, or may reasonably be expected to render, any representation or warranty made by Purchaser or AcquisitionCo, as the case may be, in this Agreement untrue in any material respect;

(k)     Purchaser and AcquisitionCo shall promptly notify Western in writing of any material change (actual, anticipated,

contemplated or, to the knowledge of Purchaser or AcquisitionCo threatened) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities of Purchaser or AcquisitionCo, whether contractual or otherwise;

(l)      Purchaser and AcquisitionCo shall use their reasonable commercial efforts to obtain the consent of any third parties required by Purchaser or AcquisitionCo for the transactions contemplated hereby and provide the same to Western on or prior to the Effective Date; and

(m)   Purchaser and AcquisitionCo shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement.

3.2 Additional Covenants of Purchaser and AcquisitionCo

Purchaser and AcquisitionCo further covenant and agree that:

(a)     Prior to the Effective Time, AcquisitionCo shall not: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares and preferred shares; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by Western, acting reasonably;

(b)     all rights to indemnification existing in favour of present and former directors and officers of (i) Western or (ii) any corporation of which Western is or was a shareholder or creditor and who are serving or did serve at Western’s request, as provided by contract, in Western’s articles or by-laws or in similar documents of any of Western’s subsidiaries in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect without modification for a period of not less than the later of their terms, if any, or the statutes of limitations applicable to such matters, and Purchaser further unconditionally and irrevocably covenants and agrees to be jointly and severally liable with Western for the performance of this covenant following the Effective Date; and

(c)     Western shall be permitted to secure “run off” directors’ and officers’ liability insurance for Western’s current and former directors and officers, covering claims made prior to or within six years after the Effective Date which has a scope and coverage substantially equivalent in scope and coverage to that provided pursuant to Western’s current directors’ and officers’ insurance policy and Purchaser agrees to not take any action to terminate or otherwise adversely affect such directors’ and officers’ insurance.

3.3 Covenants of Western and WesternZagros

Western and WesternZagros covenant and agree that, from the date of this Agreement until the Effective Date or termination of this Agreement, except with the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), and except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement) or required by Applicable Laws:

(a)     Western and WesternZagros will use their reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as practicable, to the extent the fulfillment of the same is within the control of Western and WesternZagros, as applicable;

(b)     each of Western and WesternZagros, as applicable, will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(c)     Western and WesternZagros will make all necessary filings and applications under Applicable Laws, including U.S. Securities Laws, if applicable, reasonably required to be made on the part of Western and WesternZagros in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such Applicable Laws;

(d)     neither Western nor WesternZagros will take any action, refrain from taking any action, or permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere with or affect the consummation of the Arrangement in accordance with the terms and conditions herein;

(e)     the business of Western and of its subsidiaries shall be conducted only in the usual and ordinary course consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre emptive rights, first purchase rights or rights of first refusal set forth in the Disclosure Letter that are applicable to its assets and become operative by virtue of this Agreement or any of the transactions contemplated by this Agreement;

(f)     Western shall not directly or indirectly do, or permit to occur, any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of outstanding Western Common Shares; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Western Common Shares or other securities of Western or any of its subsidiaries (other than the issuance of any securities of WesternZagros), including, without limitation, securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Western Common Shares (other than on exercise of Western Options or pursuant to the Western PSU Plan); (iv) redeem, purchase or otherwise acquire any of the outstanding Western Common Shares or other securities, other than to satisfy the obligations of Western pursuant to the Western DSU Plan or the Western PSU Plan; (v) split, combine or reclassify any of the outstanding Western Common Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Western; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(g)     other than pursuant to commitments, expenditures or indebtedness which are set forth in the Disclosure Letter or which have been set forth in Western’s annual budget of capital expenditures, operating expenses and general and administrative expenses as amended and supplemented by the Western Board of Directors (the “Western Budget”) which for certainty includes expenditures made prior to the date of this Agreement as well as expenditures to be made after the date of this Agreement relating to the business and operations of WesternZagros, and previously provided to Purchaser in writing, Western shall not directly or indirectly: (i) sell, pledge, dispose of or encumber any assets except for the sale of petroleum substances in the ordinary course of business and consistent with Western’s current marketing practices; (ii) expend or commit to expend any funds in excess of the Western Budget except in emergency situations; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Arrangement; (iv) other than as set forth in the Plan of Arrangement in respect of the distribution of WesternZagros Shares to Western Shareholders, reorganize, amalgamate, merge of otherwise continue Western or any of its subsidiaries with any other Person or other business organization whatsoever; (v) acquire (by merger, amalgamation, consolidation or acquisition of             shares or assets or otherwise) any corporation, trust, partnership or other business organization or division thereof, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (vi) except as provided by Section 3.3(bb) and Section 3.3(cc), acquire any assets (other than purchases of inventories in the ordinary course of business); (vii)  incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances (except to a subsidiary of Western other than WesternZagros), or amend the terms of any of its office leases or existing credit facilities; (viii) except for Employee Obligations, pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in the Western Financial Statements or incurred in the ordinary course of business consistent with past practice; (ix) authorize, recommend or propose any release or relinquishment of any material Contracts; (x) except the distribution of the WesternZagros Shares to Western Shareholders pursuant to the Arrangement and obtaining all necessary consents to such transactions pursuant to Western’s existing debt agreements, waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (xi) enter into or terminate any strategic hedges, swaps or other financial instruments or like transactions; (xii) advance funds, transfer assets, or commit to advancing funds or transferring assets, directly or indirectly, to or for the benefit of WesternZagros; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(h)     except as permitted by Section 2.6, Western shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(i)      except as permitted by Section 2.6, neither Western nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangements for the benefit of employees, except as is necessary to comply with Applicable Laws or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(j)      except as permitted by Section 2.6 or as may be agreed to by Purchaser, neither Western nor any of its subsidiaries shall: (i) grant any officer, director, employee or consultant an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants; (iv) adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan (or amend any outstanding rights thereunder) from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except to permit accelerated vesting of currently outstanding Western Options, Western PSUs or as is necessary to comply with Applicable Laws or with the existing provisions of any such plans, programs, arrangements or agreements; or (v) advance any loan to any officer or director of Western or any of its subsidiaries or any other party not at arm’s length to Western or any of its subsidiaries;

(k)     except as set forth in the Disclosure Letter, Western shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies for Western and any of its subsidiaries not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing satisfactory to Purchaser providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are full force and effect;

(l)      no amendments shall be made to outstanding Western Options or awards pursuant to the Western PSU Plan or the Western DSU Plan without the prior written consent of Purchaser other than as may be required to accommodate the treatment of Western Options, Western PSUs or Western DSUs as contemplated by Section 2.6(c) and Section 2.6(d) hereof and as permitted pursuant to Section 3.3(n) hereof;

(m)   subject to Section 2.6, Western shall use its commercially reasonable efforts to cause the resignation of all of the directors of Western and Western’s subsidiaries as of Effective Time (and for mutual releases in form and substance satisfactory to Purchaser and Western, each acting reasonably, to be provided);

(n)     Western shall use its commercially reasonable efforts to ensure that all outstanding Western Options, Western PSUs and Western DSUs are either exercised, terminated, expired or surrendered prior to the Effective Time; provided that Western shall not pay the holders any amount of consideration therefor other than as set out herein, nor shall Western make any amendment to outstanding Western Options without the prior written consent of Purchaser, except: (i) to permit the early vesting of Western Options; and (ii) to permit the Optionee to exercise Western Options in accordance with Section 2.6(c) hereof;

(o)     Western and WesternZagros shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the Effective Date or termination of this Agreement, whichever first occurs;

(p)     Western shall promptly notify Purchaser in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Western, threatened, financial or otherwise) in the business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Western or any of its subsidiaries or of any change in any representation or warranty provided by Western or WesternZagros in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Western shall in good faith discuss with Purchaser any such change in circumstances which is of such a nature that there may be a reasonable question as to whether notice need be given to Purchaser pursuant to this provision;

(q)     Western shall ensure that it has available funds to permit the payment of the Purchaser Termination Fee having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(r)      Western shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Purchaser on or prior to the Effective Date;

(s)     Western shall provide notice to Purchaser of the Western Meeting and allow Purchaser’s representatives and legal counsel to attend such Western Meeting;

(t)      Western shall indemnify and save harmless Purchaser, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)      any misrepresentation or alleged misrepresentation in the Western Information;

(ii)     any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of Western in compliance or intended compliance with Applicable Canadian Securities Laws; and

(iii)    Western not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Western shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Purchaser Information, the negligence of Purchaser or the non-compliance by Purchaser with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(u)     WesternZagros shall indemnify and save harmless Purchaser, its subsidiaries and their respective directors, officers, employees, advisors and agents from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may be subject or which Purchaser, its subsidiaries or their respective directors, officers, employees, advisors or agents may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)      any misrepresentation or alleged misrepresentation in the WesternZagros Information;

(ii)     any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation or in any material filed by or on behalf of WesternZagros in compliance or intended compliance with Applicable Canadian Securities Laws; and

(iii)    WesternZagros not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that WesternZagros shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based on the Purchaser Information, the negligence of Purchaser or the non-compliance by Purchaser with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;

(v)     subject to Section 10.3, except for proxies and other non-substantive communications with securityholders, Western will furnish promptly to Purchaser or Purchaser’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Western and WesternZagros in connection with: (i) the Arrangement; (ii) the Western Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with Governmental Authorities in connection with the transactions contemplated hereby;

(w)    management of Western shall solicit proxies to be voted at the Western Meeting in favour of matters to be considered at the Western Meeting, including the Arrangement Resolution;

(x)     Western shall conduct the Western Meeting in accordance with the by-laws of Western, the ABCA, Applicable Canadian Securities Laws and any instrument governing the Western Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by Applicable Laws;

(y)     Western agrees to defer (or postpone) the separation time of the rights under the Western Shareholder Rights Plan in respect of the transactions contemplated herein and to waive the application of the Western Shareholder Rights Plan to the Arrangement immediately prior to the Effective Time;

(z)     Western and WesternZagros will take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(aa)  Western shall promptly advise Purchaser of the number of Western Common Shares for which Western receives notices of dissent or written objections to the Arrangement and provide Purchaser with copies of such notices and written objections;

(bb)  Western will use its reasonable commercial efforts to elect to participate in the Expansion 2 Feasibility Study set forth in the Feasibility Notification dated July 5, 2007 prior to the expiry of the 60 day election period therefor;

(cc)   in the event that Western becomes entitled to participate in the acquisition of any lease in accordance with any area of mutual interest agreement (including without limitation, the Athabasca Oil Sands Project Participation and AMI Agreement dated December 6, 1999, as amended), Western shall promptly notify Purchaser upon receipt by Western of notice in respect thereof and consult with Purchaser regarding such acquisition opportunity. If requested by Purchaser, Western shall exercise its right to participate in such acquisition in accordance with the terms and conditions of such area of mutual interest agreement;

(dd)  Western shall: (i) duly and on a timely basis file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes shown on such Tax Returns; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Tax Returns where the result of such action is inconsistent with past practice; (iv) not make a request for a Tax ruling or enter into a closing agreement with any Governmental Authority; (v) not settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to a material amount of Taxes; (vi) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Tax Return for the taxation years ending December 31, 2005 and December 31, 2006; and (vii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with GAAP, for all Taxes accruing in respect of Western which are not due or payable prior to the Effective Date;

(ee)   the Western Group shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Tax Return, election or designation, without the consent of Purchaser, such consent not to be unreasonably withheld;

(ff)    Western agrees to cooperate, and to cause the other members of the Western Group to cooperate, with Purchaser and its tax advisors in planning and implementing transactions:

(i)      subject to the terms of Western’s existing credit facilities, to restructure and refinance the outstanding indebtedness of the Western Group in a manner that is tax effective, including the possible liquidation of Western Oil Sands Finance Inc.;

(ii)     in preparation for the ultimate sale of the WesternZagros Shares by a member of the Western Group including, without limitation, a possible sale of the WesternZagros Shares within the Western Group;

(iii)    to address certain tax issues arising from the Western Oil Sands L.P., including the possible liquidation of Western Oil Sands L.P.; and

(iv)    to the extent possible, to ensure that there is tax shelter available in the relevant taxation year to the relevant member of the Western Group that is sufficient to offset gains incurred by such member of the Western Group as a result of the realization of foreign currency exchange gains upon the restructuring and refinancing of outstanding indebtedness of the Western Group and on the disposition of WesternZagros Shares, such transactions to be implemented in a manner satisfactory to Purchaser, acting reasonably;

(gg)   Western and WesternZagros will use their reasonable commercial efforts to, prior to the Closing Time, assign and novate or terminate those Contracts set forth in the Disclosure Letter (other than those Contracts which have expired and are no longer in effect); and

(hh)  concurrently with the execution of this Agreement, executed support agreements from all of the directors and officers of Western will be delivered to Purchaser in the form agreed to by Western and Purchaser as of the date hereof.

3.4 Mutual Covenants Regarding the Arrangement

From the date of this Agreement until the Effective Date or termination of this Agreement, each of Purchaser and Western will use its reasonable commercial efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations (and those of any of its subsidiaries) hereunder; (ii) not take, or cause to be taken, any action or cause anything to be done that would cause such obligations not to be fulfilled in a timely manner; and (iii) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts:

(a)     to ensure that the Information Circular provides Western Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and, in that regard, the Information Circular will set out the Purchaser Information in the form approved by Purchaser and the Western Information in the form approved by Western and shall include, without limitation: (i) any financial statements in respect of prior acquisitions made by Western that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the Western Board of Directors that the Arrangement is fair to Western Shareholders and is in the best interests of Western and Western Shareholders, and include the unanimous recommendation of the Western Board of Directors that the Western Shareholders vote in favour of the consideration in respect of the Arrangement Resolution; and (iii) the fairness opinions of Western’s financial advisors that the consideration in respect of the Arrangement is fair, from a financial point of view, to Western Shareholders;

(b)     to, on or before the Effective Date, cause confirmations of employment to be made to the Continuing Employees pursuant to the provisions of Section 2.6(b);

(c)     to obtain all necessary consents, assignments, waivers and amendments to or terminations of any agreements and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(d)     to effect all necessary registrations, filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement;

(e)     reasonably cooperate with the other Party and its tax advisors in structuring the Arrangement and other transactions contemplated to occur in conjunction with the Arrangement in a tax effective manner and making such amendments to this Agreement or the Plan of Arrangement, as the other Party and its tax advisors shall consider necessary acting reasonably, including any amendments required as a result of the planning and implementation of the matters set forth in Section 3.3(ff) and assist the other Party and its tax advisors in making such investigations and inquiries with respect to such Party in that regard, as the other Party and its tax advisors shall consider necessary, acting reasonably, provided that Western shall not be obligated to consent or agree to any structuring contemplated by this Section 3.4(e) that has the effect of reducing the consideration to be received under the Arrangement by the Western Shareholders or the tax deferred treatment to such securityholders in respect of the Exchangeable Shares to be received by such securityholders under the ITA; and

(f)     to cause the Effective Date to occur on or before November 30, 2007 (the “Outside Date”) and to cause the mailing of the Information Circular to Western Shareholders to occur as soon as reasonably practicable following the date hereof and in any event by October 1, 2007 (the “Mailing Date”).

Each of Purchaser and Western will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.4 and this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Purchaser and Western, subject in all cases to the Confidentiality Agreement.

3.5 Covenants Regarding Non-Solicitation

(a)     Western shall and shall cause the officers, directors, employees, representatives and agents of it and its subsidiaries to immediately cease any existing discussions or negotiations with any Person (other than Purchaser) with respect to any proposal that constitutes, or may reasonably be expected to constitute, an Acquisition Proposal and to request, in accordance with the terms of any applicable confidentiality agreement, the return or destruction of all confidential information provided in connection therewith;

(b)     Subject to Sections 3.5(c), (d), (e) and (f), Western shall not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, attorney or other representative or agent of it or any of its subsidiaries:

(i)      solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) the initiation of any inquiries or proposals regarding an Acquisition Proposal;

(ii)     participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)    withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to Purchaser, the approval of the Western Board of Directors of the Arrangement or the recommendation of the Western Board of Directors to vote in favour of the Arrangement;

(iv)    furnish or provide access to any information concerning Western, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Acquisition Proposal;

(v)     waive any provisions of or release or terminate any confidentiality or standstill agreement between Western and any Person relating to an actual or potential Acquisition Proposal, or amend any such agreement or consent to the making of an Acquisition Proposal in accordance with the terms of such agreement; or

(vi)    accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Acquisition Proposal;

(c)     Prior to the Effective Date, Western and its officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the Confidentiality Agreement, may furnish to such Person information concerning Western and its business, properties and assets, in each case if, and only to the extent that:

(i)      such Person has first made an unsolicited bona fide Acquisition Proposal which the Western Board of Directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(ii)     the Western Board of Directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with the fiduciary duties of the Western Board of Directors to the Western Shareholders; and

(iii)    Western has provided to Purchaser the information required to be provided under Section 3.5(e) in respect of such Acquisition Proposal and has promptly notified Purchaser in writing of the determinations in paragraphs 3.5(c)(i) and (ii) above;

(d)     If, prior to the Effective Time, Western receives a request from a Person who is subject to a standstill obligation to waive or release such Person from its standstill obligation in order to make an unsolicited bona fide Acquisition Proposal, Western may release such Person from its standstill obligation only to the extent required to allow such Person to provide the Acquisition Proposal for consideration by the Western Board of Directors in accordance with this Section 3.5 and to enter into, or participate in, any discussions or negotiations with Western and be furnished with information concerning Western, to the extent permitted pursuant to Section 3.5(c);

(e)     Western shall promptly notify Purchaser, at first orally and then in writing, of any Acquisition Proposal received after the date hereof, of any confidentiality agreement entered into in respect of any such Acquisition Proposal and any inquiry or contact received after the date hereof that could reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to Western received after the date hereof or for access to the properties, books or records of Western by any Person that informs Western that it is considering making, or has made, an Acquisition Proposal after the date hereof; which notice will include any known material terms and conditions of such Acquisition Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Acquisition Proposal, inquiry or contact as Purchaser may reasonably request, including the identity of the Person making such proposal, inquiry or contact. Western shall keep Purchaser informed of the status, including any change to the material terms, of any such Acquisition Proposal or inquiry. In addition, Western shall provide Purchaser with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Acquisition Proposal pursuant to Section 3.5(c) and shall provide Purchaser with access to any information provided to any such Person;

(f)     Western shall give Purchaser, orally and in writing, at least three (3) Business Days advance notice of any decision by the Western Board of Directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Western Board of Directors has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such three (3) Business Day period, Western agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted in Section 3.5(d). In addition, during such three (3) Business Day period Western shall, and shall cause its financial and legal advisors to, negotiate in good faith with Purchaser and its financial and legal advisors, to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Western to proceed with the Arrangement as amended rather than the Superior Proposal. In the event Purchaser proposes to amend this Agreement and the Arrangement to provide that the Western Shareholders shall receive a value per Western Common Share equal to or having a value greater than the value per Western Common Share provided in the Superior Proposal and so advises the Western Board of Directors prior to the expiry of such three (3) Business Day period, the Western Board of Directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Arrangement. If the Western Board of Directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects Purchaser’s amended proposal, Western may terminate this Agreement pursuant to Section 8.1(a)(iv), provided however, that Western must pay to the Purchaser the Purchaser Termination Fee concurrently with such termination. In the event that Western provides Purchaser with a copy of the notice referred to in this Section 3.5(f) on a date that is less than three (3) Business Days prior to the Western Meeting, Western shall adjourn the Meeting to a date that is not less than three (3) Business Days and not more than 10 Business Days after the date of the notice;

(g)     Nothing contained in this Section 3.5 shall prohibit the Western Board of Directors from: (i) making any disclosure of an Acquisition Proposal to the Western Shareholders prior to the Effective Time if, in the good faith judgment of the Western Board of Directors after receiving the advice of outside counsel, such disclosure is necessary for the Western Board of Directors to act in a manner consistent with its fiduciary duties or is otherwise required under Applicable Law; (ii) taking any other action with regard to an Acquisition Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Acquisition Proposal solely by advising that no information can be provided unless a bona fide written Acquisition Proposal is made and then only in compliance with Section 3.5(c); (iv) complying with Section 172 of the Securities Act and similar provisions under Applicable Laws relating to the provision of directors’ circulars and making appropriate disclosure with respect thereto to Western Shareholders; and (v) waiving the application of the Western Shareholder Rights Plan in respect of any Superior Proposal but only following Western’s compliance with Section 3.5(f);

(h)     Western also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 3.5(f) to initiate an additional three (3) Business Day notice period;

(i)      The Western Board of Directors shall promptly reaffirm its recommendation of the Arrangement by press release after any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; and

(j)      Purchaser agrees that all information that may be provided to it by Western with respect to any Acquisition Proposal pursuant to this Section 3.5 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

3.6 Provision of Information; Access

Until the Effective Date or termination of this Agreement, each Party agrees to keep the Other Party fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of Western and Purchaser. Each Party shall confer with and obtain the approval of the Other Party (not to be unreasonably withheld or delayed), prior to taking action (other than in emergency situations) with respect to any material operational matters involved in its business.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Purchaser

Purchaser represents and warrants to and in favour of Western and acknowledges that Western is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)     Organization and Qualification. Each of Purchaser and AcquisitionCo is a corporation duly incorporated or amalgamated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each of the Purchaser Parties is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned or leased, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser. Copies of the constating documents of the Purchaser Parties provided to Western, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(b)     Authority Relative to this Agreement. Each of the Purchaser and AcquisitionCo has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Purchaser and AcquisitionCo of the transactions contemplated by the Arrangement have been duly authorized by the Purchaser Board of Directors and the AcquisitionCo Board of Directors and no other proceedings on the part of Purchaser or AcquisitionCo are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Purchaser and AcquisitionCo and constitutes a legal, valid and binding obligation of each of Purchaser and AcquisitionCo enforceable against each of Purchaser and AcquisitionCo in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)     No Violations. Except as disclosed by Purchaser to Western in writing prior to the date of this Agreement, or as contemplated by this Agreement:

(i)      neither the execution and delivery of this Agreement by Purchaser or AcquisitionCo nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Purchaser Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the Purchaser Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) the certificate of incorporation, articles or by-laws of either Purchaser Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a Purchaser Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a Purchaser Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Purchaser Parties or any of their properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate have any Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on

Purchaser; and

(ii)     other than in connection with or in compliance with the provisions of Applicable Laws in relation to completion of the Arrangement or which are required to be fulfilled post Arrangement: (A) there is no legal impediment to the Purchaser Parties’ consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Purchaser Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate have a Material Adverse Effect on Purchaser, or significantly impede the ability of the Purchaser Parties to consummate the Arrangement;

(d)     Financing. Purchaser has sufficient means and on the Effective Date will have made arrangements to have sufficient financing available to effect payment of the aggregate cash consideration payable in connection with the Arrangement, through AcquisitionCo;

(e)     Litigation. Except as Publicly Disclosed by Purchaser, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Purchaser, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect Purchaser and its subsidiaries or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Purchaser and its subsidiaries which, if successful, would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Purchaser, or would significantly impede the ability of Purchaser to consummate the Arrangement;

(f)     United States Securities Laws. Purchaser has filed all forms, reports and other documents required to be filed by it with the SEC since January 1, 2007, under the Exchange Act and the outstanding Purchaser Shares are listed for trading on the NYSE;

(g)     Capitalization. As of the date hereof, the authorized capital of Purchaser consists of 1,100,000,000 Purchaser Shares and 26,000,000 shares of preferred stock of Purchaser. As of June 30, 2007, there are issued and outstanding 681,275,724 Purchaser Shares and no other             shares are issued and outstanding. Except pursuant to officer, director and employee compensation arrangements or incentive plans that have been Publicly Disclosed by Purchaser, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Purchaser of any securities of Purchaser (including Purchaser Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Purchaser (including Purchaser Shares). All outstanding Purchaser Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Purchaser Shares issuable in accordance with the Plan of Arrangement will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights;

(h)     Exchangeable Shares. All Exchangeable Shares issuable in accordance with the Plan of Arrangement will be duly authorized and validly issued by AcquisitionCo as fully paid and non-assessable and will not be subject to any pre-emptive rights;

(i)      Purchaser Financial Statements. As of their respective dates, the Purchaser Financial Statements did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Purchaser Financial Statements, were prepared in accordance with U.S. GAAP (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Purchaser’s independent auditors or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year-end adjustments or may be condensed or summary statements), and present fairly, in accordance with U.S. GAAP, the consolidated financial position, results of operations and changes in financial position of Purchaser on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Purchaser accounting policies, except as described in the notes to the Purchaser Financial Statements, since January 1, 2007;

(j)      Public Record. Since January 1, 2007, the information and statements set forth in the Public Record were true, correct and complete in all material respects as of the date of such information and statements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(k)     Absence of Certain Changes or Events. Except as Publicly Disclosed by Purchaser, and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2006, Purchaser has conducted its business only in the ordinary course of business substantially consistent with past practice; and, without limiting the generality of the foregoing, except as Publicly Disclosed by Purchaser, there has not occurred:

(i)      an amendment or proposed amendment to the articles or by-laws of Purchaser;

(ii)     a Material Adverse Change with respect to Purchaser;

(iii)    any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(iv)    any redemption, repurchase or other acquisition of Purchaser Shares by Purchaser, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Purchaser Shares, other than the payment of dividends in the ordinary course on the Purchaser Shares, if any, in accordance with their terms and other than transactions after March 31, 2007 that are of the kind described in Item 2 of Part II of Purchaser’s Quarterly Report on Form 10-Q for the period ended March 31, 2007;

(v)     any resolution to approve a split, consolidation or reclassification of any of its outstanding Purchaser Shares;

(vi)    any change in its financial accounting methods, policies or practices, other than changes required by U.S. GAAP or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice; or

(vii)   any agreement by Purchaser to do any of the foregoing;

(l)      Registration, Exemption Orders, Licenses, etc. Purchaser has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations of or from any Governmental Authority necessary in connection with the conduct of its business as it is now, individually or in the aggregate, being or proposed to be conducted (collectively, the “Governmental Authorizations”), except where the failure to obtain or be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. No proceedings are pending or, to the knowledge of Purchaser, threatened, which could result in the revocation or limitation of any such Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser;

(m)   Compliance with Laws. Except as Publicly Disclosed by Purchaser, the operations and business of Purchaser are and have been carried out in compliance and not in violation of any Applicable Laws, other than non-compliance or violation, which individually and in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser, and Purchaser has not received any notice of any alleged violation of any such Laws except where such notice would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser;

(n)     Restrictions on Business Activities. Except as Publicly Disclosed by Purchaser, there is no judgment, injunction or order binding upon Purchaser that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or have a Material Adverse Effect on Purchaser;

(o)     Non-Arm’s Length Transactions. Except as Publicly Disclosed by Purchaser, there are no material Contracts or other transactions currently in place between Purchaser, on the one hand, and (i) any officer or director of Purchaser, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Purchaser or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand;

(p)     Taxes, etc. Except as disclosed in writing to Western:

(i)      all Tax Returns required to be filed by or on behalf of Purchaser for periods ended on and prior to the date of this Agreement by Purchaser have been duly filed on a timely basis and such tax returns are complete and correct in all material respects;

(ii)     Purchaser has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Purchaser has established adequate accruals in conformity with U.S. GAAP in the Purchaser Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Purchaser has, in all material respects, made adequate provision in its respective books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)    no material deficiencies exist or have been asserted with respect to Taxes of Purchaser or any of its subsidiaries; and

(iv)    none of Purchaser or its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Purchaser, has such an event been asserted or threatened against Purchaser or its subsidiaries or any of their respective assets that would have a Material Adverse Effect on Purchaser;

(q)     Pensions. Purchaser has provided adequate accruals in the Purchaser Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Purchaser and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Purchaser or its subsidiaries for such periods;

(r)      No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of the Purchaser Shares or any other securities of Purchaser or AcquisitionCo has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Purchaser or AcquisitionCo, are contemplated or threatened under any Applicable Laws or by any Governmental Authority;

(s)     Books and Records. The records and minute books of the Purchaser Parties have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects;

(t)      Absence of Undisclosed Liabilities. Except as Publicly Disclosed by Purchaser, none of Purchaser or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)      those set forth or adequately provided for or disclosed in the most recent balance sheet and associated notes thereto included in the Purchaser Financial Statements (the “Purchaser Balance Sheet”);

(ii)     those incurred in the ordinary course of business and not required to be set forth in the Purchaser Balance Sheet under U.S. GAAP;

(iii)    those incurred in the ordinary course of business since the date of the Purchaser Balance Sheet and consistent with past practice; or

(iv)    those incurred in connection with the execution of this Agreement.

(u)     Environmental. Except as Publicly Disclosed by Purchaser, to the knowledge of Purchaser, the Purchaser (i) is in compliance with any and all applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability, proceeding, application, order or directive for the investigation or remediation of any disposal or release of Hazardous Substances or otherwise as may require any material work, repairs, construction or expenditure or any demand or notice with respect to the breach of any Environmental Laws applicable to Purchaser, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any Hazardous Substance, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability or other matter would not, individually or in the aggregate, have a Material Adverse Effect on Purchaser; and

(v)     Board Approval. The Purchaser Board of Directors and the AcquisitionCo Board of Directors have each unanimously endorsed the Arrangement and approved this Agreement and the Arrangement.

4.2 Representations and Warranties of Western

Western represents and warrants to and in favour of the Purchaser Parties and acknowledges that the Purchaser Parties are relying upon such representations and warranties in connection with the matters contemplated by this Agreement and the consummation of the Arrangement.

(a)     Organization and Qualification. Each member of the Western Group has been duly incorporated, amalgamated or created, as the case may be, and is validly subsisting under the Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each member of the Western Group is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a Material Adverse Effect on Western. Copies of the constating documents of each member of the Western Group provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(b)     Authority Relative to this Agreement. Each of Western and WesternZagros has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Western and WesternZagros of the transactions contemplated by the Arrangement has been duly authorized by the Western Board of Directors and the WesternZagros Board of Directors and, subject to the requisite approval of the Western Shareholders and the obtaining of the Final Order, no other proceedings on the part of Western and WesternZagros are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by Western and WesternZagros and constitutes a legal, valid and binding obligation of each of Western and WesternZagros enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(c)     Subsidiaries. Western has no subsidiaries, other than WesternZagros and 852006 Alberta Ltd., Western Oil Sands L.P., Western Oil Sands Finance Inc., WesternZagros Ltd., 1331614 Alberta Ltd., Western US Holdings Inc., Western Oil Holdings (Barbados) Inc., Western Oil International Holdings Limited, Western Oil Sands (USA) Inc., Western Bluewater Resources (Trinidad) Inc. and 1318214 Alberta Ltd. (collectively, with Western, the “Western Group”) and Western owns, directly or indirectly, 100% of the outstanding securities of each of such subsidiaries. All of the outstanding shares and all other ownership interests in the subsidiaries of Western are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Western, are owned by Western free and clear of all Encumbrances, except pursuant to restrictions on transfer contained in the articles of such subsidiary. There are no rights of first refusal and similar rights restricting transfer of the Western Common Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and there are no outstanding contractual or other obligations of any member of the Western Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them;

(d)     No Violations. Except as disclosed to Purchaser in the Disclosure Letter, or as contemplated by this Agreement:

(i)      neither the execution and delivery of this Agreement by Western and WesternZagros nor the consummation of the transactions contemplated by the Arrangement nor compliance by the Western Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of the Western Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of either Western Party; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust agreement, lien, contract or other instrument or obligation to which a member of the Western Group is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a member of the Western Group is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Western Group or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any Material Adverse Effect on Western, or significantly impede the ability of the Western Parties to consummate the transactions contemplated by the Arrangement); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would, individually or in the aggregate, have a Material Adverse Effect on Western; and

(ii)     other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approval of Western Shareholders and the obtaining of the Final Order: (A) there is no legal impediment to the Western Parties’ consummation of the Arrangement; and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the Western Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a Material Adverse Effect on Western, or significantly impede the ability of the Western Parties to consummate the Arrangement;

(e)     Litigation. Except as set forth in the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Western, threatened or for which there is a reasonable basis, affecting or that would reasonably be expected to affect the Western Group or affecting or that would reasonably be expected to affect any of their respective properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the Western Group which would reasonably be expected to cause, individually or in the aggregate, a Material Adverse Change to Western, or would significantly impede the ability of the Western Parties to consummate the Arrangement;

(f)     Taxes, etc. Except as disclosed to Purchaser in the Disclosure Letter:

(i)      all Tax Returns required to be filed by or on behalf of any member of the Western Group for periods ended on and prior to the date of this Agreement have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other material Taxes are payable by any member of the Western Group with respect to items or periods covered by such Tax Returns;

(ii)     each member of the Western Group has, in all material respects, paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable whether or not shown as being due on any Tax Return, or, where payment is not yet due, Western has established adequate accruals in conformity with GAAP in the Western Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Western has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)    Purchaser has been furnished by Western true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any member of the Western Group or on behalf of any member of the Western Group relating to the Taxes for any taxable period beginning within 8 years from the date hereof; and (B) any material Tax Returns for each member of the Western Group for any taxable period beginning within 3 years from the date hereof;

(iv)    no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Western or any of its subsidiaries that have not yet been settled;

(v)     no member of the Western Group is a party to any tax sharing, tax indemnity or tax allocation agreement or arrangement and no member of the Western Group has or could have any material liabilities or obligations in respect of Taxes under any such tax sharing, tax indemnity or tax allocation agreement. No material liability (or reasonable claim of material liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement or as a result of this transaction;

(vi)    each of the owners of the Athabasca Oil Sands Project takes all of its product in kind and does not engage in any joint marketing of products. Each joint venture partner will continue to report separately its share of the items of income, deduction and credits of the joint venture on their respective tax returns and such separate reporting has occurred since the formation of the joint venture;

(vii)   no member of the Western Group is a party to any action or proceeding for assessment or collection of a material amount of Taxes, nor, to the knowledge of Western, has such an event been asserted in writing by any Governmental Authority or threatened against Western or its subsidiaries or any of their respective assets that would have, individually or in the aggregate, a Material Adverse Effect on Western. No waiver or extension of any statute of limitations is in effect with respect to material Taxes or material Tax Returns of Western or its subsidiaries. No audit by Taxing Authorities of Western or its subsidiaries is in process or to the knowledge of Western, pending; and

(viii)  the Disclosure Letter contains a list of all jurisdictions (whether foreign or domestic) in which any member of the Western Group currently files a tax return;

(g)     Pensions. Western has provided adequate accruals in the Western Financial Statements (or such amounts are fully funded) for all pension or other employee benefit obligations of Western and its subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Western or its subsidiaries for such periods;

(h)     Reporting Issuer Status. Western is a “reporting issuer” in each province of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Western Common Shares are listed and posted for trading on the TSX;

(i)      Capitalization. As of the date hereof, the authorized capital of Western consists of an unlimited number of Western Common Shares, an unlimited number of Non-voting Convertible Class B Equity Shares, an unlimited number of Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series. As of the date hereof, there are issued and outstanding 161,876,552 Western Common Shares and no other shares are issued and outstanding. Other than Western Options, Western PSUs and Western DSUs to acquire up to 3,482,012 Western Common Shares and rights issued under the Western Shareholder Rights Plan, there are no options, warrants or other rights, plans agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Western of any securities of Western (including Western Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Western (including Western Common Shares). All outstanding Western Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Western Common Shares issuable upon the exercise of Western Options in accordance with the terms of such options will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Western Common Shares, there are no securities of any member of Western Group outstanding which have the right to vote generally (or except for the Western Options, Western PSUs and Western DSUs are exercisable or convertible into or exchangeable for securities having the right to vote generally) with the Western Shareholders on any matter;

(j)      Equity Monetization Plans. Except as set forth in the Disclosure Letter and other than the Western Options, Western PSUs and Western DSUs, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Western and which are based upon the revenue, value, income or any other attribute of any member of the Western Group;

(k)     No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Western Common Shares or any other securities of Western or WesternZagros has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Western, are contemplated or threatened under any Applicable Laws or by any Governmental Authority;

(l)      Reports. As of their respective dates: (i) the Western Financial Statements; (ii) Western’s statement of oil and gas reserves data and other oil and gas information dated February 7, 2007 (the “GLJ Report”) filed pursuant to National Instrument 51-101; (iii) Western’s information circular dated May 1, 2007; and (iv) all Western press releases, material change reports and business acquisition reports filed with the Securities Authorities since January 1, 2007, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all Applicable Laws. The Western Financial Statements were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Western’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Western on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Western on a consolidated basis. There has been no material change in Western accounting policies, except as described in the notes to the Western Financial Statements, since January 1, 2007. Western has not filed any prospectuses or other offering document used by Purchaser in the offering of its securities, with the Securities Authorities since January 1, 2007;

(m)   Books and Records. The financial books, records and accounts of each member of the Western Group, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Western Group and (iii) accurately and fairly reflect the basis for the Western Financial Statements. The corporate records and minute books of each member of the Western Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Purchaser;

(n)     Absence of Certain Changes or Events. Except as set forth in the Disclosure Letter and except for the Arrangement or any action taken in accordance with this Agreement, since December 31, 2006, Western has conducted its business only in the ordinary course of business substantially consistent with past practice; and, without limiting the generality of the foregoing, except as set forth in the Disclosure Letter, there has not occurred:

(i)      an amendment or proposed amendment to the articles or by-laws of Western;

(ii)     a Material Adverse Change with respect to Western;

(iii)    any material damage, destruction or loss not fully covered by insurance (subject to normal deductibles);

(iv)    any redemption, repurchase or other acquisition for cancellation of Western Common Shares by Western or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Western Common Shares;

(v)     any resolution to approve a split, consolidation or reclassification of any of its outstanding Western Common Shares;

(vi)    any change in its financial accounting methods, policies or practices, other than changes required by GAAP or official interpretations thereof and except for changes in practices in the ordinary course of business consistent with past practice;

(vii)   the granting by any member of the Western Group to any employees of the Western Group of any increase in compensation or benefits (including without limitation change of control agreements), except in the ordinary course of business consistent with past practice;

(viii)  the adoption of, any material amendment to or any termination of any bonus, profit sharing, employee benefit plan, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, share incentive or purchase plan, trust fund or arrangement for the benefit of Western employees, except in the ordinary course of business consistent with past practice;

(ix)    any sale, pledge, lease, disposition or Encumbrance of any of the assets of any member of the Western Group except in the ordinary course of business consistent with past practice;

(x)     any acquisition by any member of the Western Group (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) of any corporation, partnership or other Person or other business organization or division thereof (other than a member of the Western Group), or any investment either by the purchase of securities, contributions of capital, property, or any purchase of property or assets of any other Person (other than a member of the Western Group);

(xi)    other than in respect of Western’s existing credit facilities, the creation by any member of the Western Group of any indebtedness for borrowed money owed to a Person who is not a member of the Western Group or any other Liability or obligation owed to a Person who is not a member of the Western Group, or the issuance by any member of the Western Group of any debt securities or the guarantee, endorsement or otherwise acceptance of responsibility for the obligations of any other Person, or the making of any loans, or advances by any member of the Western Group, except in the ordinary course of business consistent with past practice;

(xii)   except as set forth in the Western Budget, the implementation of or commitment to incur by any member of the Western Group any capital expenditure;

(xiii)  any waiver of any provisions of, or release or termination of, any confidentiality or standstill agreement by any member of the Western Group in favour of any Person, or any amendment to any such agreement, or any consent to the making of a proposal in accordance with the terms of such agreement;

(xiv) any material Tax election made or changed, any annual tax accounting period changed, any method of tax accounting adopted or changed, any amended Tax Returns or claims for material Tax refunds filed, any closing agreement entered into or request for a Tax ruling made, any Tax claim, audit or assessment settled, or any right to claim a material Tax refund, offset or other reduction in Tax liability surrendered; or

(xv)  any agreement by any member of the Western Group to do any of the foregoing;

(o)     Registration, Exemption Orders, Licenses, etc. To the knowledge of Western, Western has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other Governmental Authorizations, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western. No proceedings are pending or, to the knowledge of Western, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western;

(p)     Compliance with Laws. The operations and business of each member of the Western Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Western, and Western has not received any notice of any alleged violation of any such Laws other than where such notice would not reasonably be expected to have a Material Adverse Effect on Western;

(q)     Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Western Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a Material Adverse Effect on Western;

(r)      Non-Arm’s Length Transactions. There are no material Contracts or other transactions currently in place between any member of the Western Group, on the one hand, and (i) any officer or director of a member of Western, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Western or (iii) any affiliate of any such officer, director or beneficial owner, on the other hand;

(s)     Title. Although it does not warrant title, Western has no reason to believe that Western or its subsidiaries, other than WesternZagros for which no representation and warranty is given, does not have title to or the right to produce and sell their petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the “Interests”) and does represent and warrant that the Interests are free and clear of adverse claims created by, through or under the Western Group (other than WesternZagros) except as disclosed in the Public Record, any governmental registry or those arising in the ordinary course of business, which are not material in the aggregate, and that, to the best of its knowledge, information and belief, Western holds the Interests under valid and subsisting leases, licences, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to hold such rights in the event of such adverse claims or the failure to so hold its Interest would, individually or in the aggregate, not have a Material Adverse Effect on Western;

(t)      GLJ Report. Western has made available to GLJ Petroleum Consultants Ltd. (“GLJ”), prior to the issuance of GLJ Report, for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, Western has no knowledge of a material adverse change in any production, cost price, reserves or other relevant information provided to GLJ since the date that such information was provided. Western believes that the GLJ Report reasonably presents the quantity and pre-tax present worth values of the oil and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as of its effective date based upon information available at the time such reserves information was prepared, and Western believes that, at the date of such report, such report did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(u)     Environmental. To the knowledge of Western, each of the Western Parties (i) is in compliance with any and all applicable Environmental Laws, (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective businesses and (iii) has not received notice of any actual or potential liability, proceeding, application, order or directive for the investigation or remediation of any disposal or release of Hazardous Substances or otherwise as may require any material work, repairs, construction or expenditure or any demand or notice with respect to the breach of any Environmental Laws applicable to any member of the Western Group, including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any Hazardous Substance, except, in the cases of clauses (i), (ii) and (iii), where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability or other matter would not, individually or in the aggregate, have a Material Adverse Effect on Western;

(v)     Public Record. Since January 1, 2007, the information and statements set forth in the Public Record were true, correct and complete in all material respects as of the date of such information and statements and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(w)    Absence of Undisclosed Liabilities. None of Western or any of its subsidiaries has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)      those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Western Financial Statements (the “Western Balance Sheet”);

(ii)     those incurred in the ordinary course of business and not required to be set forth in the Western Balance Sheet under GAAP;

(iii)    those incurred in the ordinary course of business since the date of the Western Balance Sheet and consistent with past practice; and

(iv)    those incurred in connection with the execution of this Agreement;

(x)     Employee Benefit Plans. Western has provided to Purchaser true, complete and correct copies of each employee benefits plan (collectively, the “Western Plans”) covering active, former or retired employees of each member of the Western Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each Western Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each Western Plan that is required or intended to be qualified under Applicable Law or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Western, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval; (iv) to the knowledge of

Western, there are no pending or anticipated material claims against or otherwise involving any of the Western Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Western Plan activities) has been brought against or with respect to any Western Plan; (v) all material contributions, reserves or premium payments required to be made to the Western Plans have been made or provided for; and (vi) no member of the Western Group has any material obligations for retiree health and life benefits under any Western Plan;

(y)     Brokers and Finders. The Western Parties have not retained nor will they retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Goldman, Sachs & Co., TD Securities Inc. and Tristone Capital Inc. have been retained as Western’s financial advisors in connection with certain matters including the transactions contemplated hereby. Western has delivered to the Purchaser Parties a true and complete copy of its agreements with Goldman, Sachs & Co. and TD Securities Inc. and Western hereby agrees not to amend such agreements without Purchaser’s consent. There are no fees payable to such advisors other than those disclosed in such agreements;

(z)     Employment and Officer Obligations. Other than as disclosed in the Disclosure Letter, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance and retention plans or policies of any member of the Western Group. The obligations of the Western Group under all such employment or consulting services agreements, termination, retention, severance plans or policies for severance, termination, retention or bonus payments or any other payments related to any Western incentive plan, arising out of or in connection with the Arrangement, shall not exceed the amounts set forth in the Disclosure Letter;

(aa)  Fairness Opinions. The Western Board of Directors has received opinions as of July 30, 2007 from Goldman, Sachs & Co. and TD Securities Inc. that the consideration to be received from Purchaser by Western Shareholders in connection with the Arrangement is fair, from a financial point of view, to the Western Shareholders;

(bb)  Insurance. Policies of insurance that are in force as of the date hereof naming any member of the Western Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Western Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance protect such member of the Western Group’s interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement;

(cc)   Board Approval. The Western Board of Directors has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Western and the Western Shareholders, and has, among other things, based on the opinion of its financial advisors, unanimously determined that the consideration in the respect of the Arrangement is fair, from a financial point of view, to Western Shareholders and has resolved to unanimously recommend approval of the Arrangement by Western Shareholders;

(dd)  Western Shareholder Rights Plan. The Western Shareholder Rights Plan will not apply to the Arrangement and prior to the Effective Time, Western will not implement any other shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Western Common Shares or other securities of Western or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or in connection with the Arrangement;

(ee)   Disclosure Letter. The matters disclosed to Purchaser in the Disclosure Letter remain true and correct as of the date hereof;

(ff)    Proceeds of Crime. To the knowledge of Western, neither Western nor WesternZagros has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Western and WesternZagros and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(gg)   Material Contracts. Western has provided to Purchaser an index as disclosed in the Disclosure Letter which lists the various Contracts regarding the Western Group which have been provided to Purchaser. Except as disclosed in the

Disclosure Letter, such Contracts include all Contracts material to the conduct of the business and affairs of the Western Group and all such material Contracts are valid and subsisting. To the knowledge of Western, it is not, nor is it alleged to be (with or without the lapse of time or the giving of notice, or both), in breach or default in any material respect of any such material Contract and, to the knowledge of Western, no other party to any such material Contract is (with or without the lapse of time or the giving of notice or both) in breach or default in any material respect thereunder;

(hh)  No Guarantees. Except as set forth in the Disclosure Letter, Western has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of WesternZagros; and

(ii)     WesternZagros Contracts. There are no Contracts relating to the business and affairs of WesternZagros other than as disclosed in the Disclosure Letter.

4.3 Representations and Warranties of WesternZagros

WesternZagros represents and warrants to and in favour of Purchaser and acknowledges that Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)     Parent and Subsidiaries. Western owns 100% of the issued and outstanding shares of WesternZagros and except for Western Oil International Holdings Limited and WesternZagros Limited, WesternZagros has no subsidiaries that are material to its business, operation or financial condition;

(b)     Capitalization. As of the date hereof, the authorized capital of WesternZagros consists of an unlimited number of common shares, an unlimited number of non-voting class A common shares and an unlimited number of preferred shares, issuable in series. There are no options, warrants or other rights, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by WesternZagros of any securities of WesternZagros or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of WesternZagros. All outstanding common shares and non-voting class A common shares in the capital of WesternZagros have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(c)     Organization and Qualification. WesternZagros is a corporation duly incorporated or amalgamated and validly subsisting under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets and properties as now owned and to carry on its business as now conducted. WesternZagros is duly registered or authorized to conduct its affairs or do business, as applicable, and each is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on WesternZagros. Copies of the constating documents of WesternZagros provided to Purchaser, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded;

(d)     Authority Relative this Agreement. WesternZagros has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by WesternZagros of the transactions contemplated by the Arrangement has been duly authorized by the WesternZagros Board of Directors and, expect as specified herein, no other proceedings on the part of WesternZagros are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by WesternZagros and constitutes a legal, valid and binding obligation of WesternZagros enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered;

(e)     Proceeds of Crime. To the knowledge of WesternZagros, neither Western nor WesternZagros has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Western and

WesternZagros and their respective operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation;

(f)     No Guarantees. Except as set forth in the Disclosure Letter, Western has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, and does not and will not guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of WesternZagros; and

(g)     WesternZagros Contracts. There are no Contracts relating to the business and affairs of WesternZagros other than as disclosed in the Disclosure Letter.

4.4 Privacy Issues

(a)     For the purposes of this Section 4.4, the following definitions shall apply:

(i)      “applicable law” means, in relation to any Person, transaction or event, all applicable provisions of Laws by which such Person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii)     “applicable privacy laws” means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta);

(iii)    “authorized authority” means, in relation to any Person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such Person, transaction or event; and

(iv)    “Personal Information” means information (other than business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose) about an identifiable individual disclosed or transferred to Purchaser by Western in accordance with this Agreement and/or as a condition of the Arrangement;

(b)     The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use or disclosure of Personal Information disclosed to either Party pursuant to or in connection with this Agreement (the “Disclosed Personal Information”);

(c)     Prior to the completion of the Arrangement, neither Party shall use or disclose the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement. After the completion of the transactions contemplated herein, a Party may only collect, use and disclose the Disclosed Personal Information for the purposes for which the Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates or for the completion of the transactions contemplated herein, unless (a) either Party shall have first notified such individual of such additional purpose, and where required by applicable law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by applicable law, without notice to, or consent from, such individual;

(d)     Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the Disclosed Personal Information relates solely to the carrying on of the business or the completion of the Arrangement;

(e)     Each Party acknowledges and confirms that it has taken and shall continue to take reasonable steps to, in accordance with applicable law, prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information;

(f)     Subject to the following provisions, each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties’ obligations hereunder. Prior to the completion of the Arrangement, each Party shall take reasonable steps to ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective Party who have a bona fide need to access to such information in order to complete the Arrangement;

(g)     Where authorized by applicable law, each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the Disclosed Personal Information. To the extent permitted by applicable law, the Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims; and

(h)     Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Disclosed Personal Information acquired by it in connection with this Agreement and will return to the requesting Party or, at the requesting Party’s request, destroy in a secure manner, the Disclosed Personal Information (and any copies thereof) in its possession.

ARTICLE 5

CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a)     on or prior to September 28, 2007, the Interim Order shall have been granted in form and substance satisfactory to each of Purchaser and Western, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Western, acting reasonably, on appeal or otherwise;

(b)     the Mailing Date shall occur not later than October 1, 2007;

(c)     the Arrangement Resolution shall have been passed by the Western Shareholders, on or prior to November 23, 2007 in accordance with the Interim Order and in form and substance satisfactory to each of Purchaser and Western, acting reasonably;

(d)     on or prior to November 30, 2007, the Final Order shall have been granted in form and substance satisfactory to Purchaser and Western, acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to Purchaser and Western, acting reasonably, on appeal or otherwise;

(e)     the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Purchaser and Western, acting reasonably;

(f)     the Effective Date shall have occurred not later than the Outside Date;

(g)     Purchaser and Western shall have obtained all consents, waivers, permissions and approvals necessary to complete the Arrangement by or from relevant Governmental Authorities, on terms and conditions satisfactory to the Parties, acting reasonably, including without limitation:

(i)      the approval of the Western Shareholders required for the Arrangement pursuant to the ABCA or as required by the Court and other matters relating to the Arrangement;

(ii)     the approval of the Court and; if applicable, the required approvals from the Minister of Industry under the Investment Canada Act;

(iii)    either a notification or a request for an advance ruling certificate under the Competition Act in respect of the Arrangement shall been made and (i) any waiting periods prescribed under the Competition Act shall have expired and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably; or (ii) the Parties shall have received an advance ruling certificate from the Competition Bureau in respect of the transactions contemplated herein; or (iii) the Commissioner of Competition shall have waived the obligation to file under section 114 of the Competition Act and the Parties shall have received a no-action letter from the Commissioner of Competition satisfactory to Marathon, acting reasonably;

(iv)    the approval of the NYSE with respect to the additional listing of the Purchaser Shares and the Purchaser Shares issuable on exchange of the Exchangeable Shares issuable under the terms of the Arrangement; and

(v)     the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to the transactions contemplated under the Arrangement, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period and remain unresolved,

(collectively, the “Third Party Approvals”);

(h)     all domestic and foreign statutory and regulatory waiting periods applicable to the transactions contemplated by the Arrangement, shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(i)      there shall be no action taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any Governmental Authority, that:

(i)      makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)     results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(j)      the Form S-3 shall have become effective under the U.S. Securities Act and no stop order suspending the effectiveness of the Form S-3 shall be in effect and no proceedings for such purpose shall be pending before the SEC; and

(k)     Purchaser and Western shall be satisfied that the Subsequent Transactions (as defined in the Plan of Arrangement) will be completed immediately following the Effective Time on terms and conditions mutually acceptable to Western and Purchaser.

The foregoing conditions are for the mutual benefit of Purchaser and Western and may be asserted by Purchaser and Western regardless of the circumstances and may be waived by Purchaser and Western (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser or Western may have. If any of the foregoing conditions are not satisfied or waived, Western or Purchaser, as the case may be, may terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

5.2 Additional Conditions to Obligations of Purchaser

The obligation of Purchaser and AcquisitionCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)     Representations and Warranties: The representations and warranties of Western and WesternZagros set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) except, in each case (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date) or (ii) as affected by transactions contemplated or permitted by this Agreement, and each of Western and WesternZagros shall have provided to Purchaser a certificate of two senior officers certifying such accuracy on the Effective Date;

(b)     Covenants: Western and WesternZagros shall have complied in all material respects with their respective covenants herein, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of Western or materially impede the completion of the Arrangement, and each of Western and WesternZagros shall have provided to Purchaser a certificate of two senior officers certifying compliance with such covenants;

(c)     No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Purchaser, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Western or would have a material adverse effect on the ability of the Parties to complete the Arrangement;

(d)     Board and Shareholder Authorization: Western and WesternZagros shall have furnished Purchaser and AcquisitionCo with:

(i)      certified copies of the resolutions duly passed by the Western Board of Directors and the WesternZagros Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii)     certified copies of the resolutions of Western Shareholders, duly passed at the Western Meeting, approving the Arrangement Resolution;

(e)     Related Party Indebtedness: any director, officer, insider or other non-arm’s length party that is indebted to Western shall have repaid such indebtedness on or prior to completion of the Arrangement;

(f)     Western Meeting: the Western Meeting shall have been held on or before the Outside Date;

(g)     Material Adverse Change: between the date hereof and the Effective Time, there shall not have occurred or have been disclosed to Purchaser or the public, if not previously disclosed to Purchaser or the public, any Material Adverse Change with respect to Western;

(h)     Dissent Rights: holders of Western Common Shares representing not more than 15% of the Western Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights;

(i)      Western Options, etc.: all Western Options, Western PSUs and Western DSUs shall have been exercised or terminated;

(j)      Approval: the Western Board of Directors shall not have: (i) amended its affirmative recommendation to the Western Shareholders in a manner adverse to Purchaser; or (ii) withdrawn its affirmative recommendation to the Western Shareholders to vote in favour of the Arrangement Resolution;

(k)     Releases: executed releases in a form acceptable to Purchaser shall have been received by Purchaser on or prior to the Effective Date from each Person entitled to receive a severance amount or payment of an Employee Obligation as a consequence of the Arrangement, each as set forth in Section 2.6 hereof, provided however, that such releases shall only be required from each such individual who, as a consequence of the Arrangement, is no longer a director, officer or employee of any of the Western Parties; and

(l)      Zagros Agreement: Western, WesternZagros and WesternZagros Limited shall have signed the Zagros agreement, in the form agreed to by Western and Purchaser as of the date hereof.

The conditions in this Section 5.2 are for the exclusive benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances or may be waived by Purchaser in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Purchaser may have. If any of the foregoing conditions are not satisfied or waived, Purchaser may, in addition to any other remedies they may have at law or equity, terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect) provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, Purchaser has delivered a written notice to Western, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Purchaser is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by Purchaser.

5.3 Additional Conditions to Obligations of Western

The obligation of Western to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the following conditions:

(a)     Representations and Warranties: The representations and warranties of Purchaser set forth herein (i) that are qualified by a reference to Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date, and (ii) that are not qualified by a reference to a Material Adverse Effect shall be true and correct in all respects as of the Effective Date as if made on and as of such date unless the failure to be true or correct has not had or would not reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored), except in each case (i) to the extent such representations and warranties speak as of an earlier date (in which case such representations and warranties shall be true and correct in all respects as of such date), or (ii) as affected by transactions contemplated or permitted by this Agreement and Purchaser shall have provided to Western a certificate of two senior officers certifying such accuracy on the Effective Date;

(b)     Covenants: The Purchaser Parties shall have complied in all material respects with their respective covenants herein, except where the failure to comply with such covenants would not reasonably be expected to have a Material Adverse Effect on Purchaser or materially impede the Effective Date, and Purchaser shall have provided to Western a certificate of two senior officers certifying compliance with such covenants;

(c)     No Actions: no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any Governmental Authority or by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Western, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a Material Adverse Effect on Purchaser or would have a material adverse effect on the ability of the Parties to complete the Arrangement;

(d)     Board Authorization: Purchaser and AcquisitionCo shall have each furnished Western with certified copies of the resolutions duly passed by the Purchaser Board of Directors and the AcquisitionCo Board of Directors approving this Agreement and the consummation of the transactions contemplated hereby;

(e)     Purchaser Shares. The Purchaser Shares issuable upon completion of the Arrangement and issuable upon exchange of the Exchangeable Shares issuable upon completion of the Arrangement shall be listed on the NYSE, subject to notice of issuance, and each shall be freely tradeable (other than as a result of any control person or affiliate restrictions which may arise by virtue of the ownership thereof) under applicable securities Laws;

(f)     Support Agreement and Exchange Trust Agreement. The Support Agreement and the Exchange Trust Agreement shall have been executed and delivered by the Purchaser and AcquisitionCo; and

(g)     Transition Services Agreement. Western and WesternZagros shall have signed the transition services agreement in the form agreed to by Western and Purchaser as of the date hereof.

The conditions in this Section 5.3 are for the exclusive benefit of Western and may be asserted by Western regardless of the circumstances or may be waived by Western in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Western may have. If any of the foregoing conditions are not satisfied or waived, Western may, in addition to any other remedies it may have at law or equity, terminate this Agreement (save and except for Article 6, Section 4.4, Section 2.13 and Section 2.14 hereof which shall survive such termination and remain in full force and effect), provided that, prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, Western has delivered a written notice to Purchaser, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Western is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by Western.

5.4 Notice and Effect of Failure to Comply with Conditions

Each of Purchaser and Western shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6

AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Purchaser Damages

Provided that there is no material breach of a representation or warranty by Purchaser or AcquisitionCo or material non performance by Purchaser or AcquisitionCo of any covenant by the date specified herein (excluding the breach of a covenant where Purchaser is precluded from satisfying its obligations through action or omission of Western), if at any time after the execution of this Agreement and prior to its termination:

(a)     the Western Board of Directors fails to make or has withdrawn, modified or publicly proposes to withdraw or modify the approvals, recommendation or determinations referred to in Section 2.9 in a manner adverse to Purchaser or shall have resolved to do so prior to the Effective Date;

(b)     an Acquisition Proposal is publicly announced, proposed, offered or made to the Western Shareholders and the Western Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval prior to the Outside Date and any Acquisition Proposal is consummated within twelve months from the termination of this Agreement;

(c)     Western accepts, recommends, approves or enters into or publicly proposes to accept, recommend or approve an agreement to implement a Superior Proposal subject to compliance with Section 3.5; or

(d)     Western breaches the provisions of Section 3.5 in any material respect, and Purchaser is not successful in completing the Arrangement,

(each of Section 6.1(a), 6.1(b), 6.1(c) and 6.1(d) above being a “Purchaser Damages Event”, then in the event of the termination of this Agreement pursuant to Article 8, Western shall pay to Purchaser $200,000,000 (the “Purchaser Termination Fee”) as liquidated damages in respect of a Purchaser Damages Event in immediately available funds to an account designated by Purchaser within one Business Day after the first to occur of the events described above. Following a Purchaser Damages Event, but prior to payment of the Purchaser Termination Fee, Western shall be deemed to hold such applicable payment in trust for Purchaser. Western shall only be obligated to pay one Purchaser Termination Fee pursuant to this Section 6.1.

6.2 Liquidated Damages

Purchaser acknowledges that the Purchaser Termination Fee set out in Section 6.1 is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Purchaser will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Western irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, Purchaser agrees that the payment of the amount pursuant to Section 6.1 is the sole monetary remedy of Purchaser. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7

AMENDMENT

7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Western Meeting be amended by written agreement of the Parties hereto without, subject to Applicable Law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a)     change the time for performance of any of the obligations or acts of the Parties;

(b)     waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)     waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d)     waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Western Shareholder without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8

TERMINATION

8.1 Termination

(a)     This Agreement may be terminated at any time prior to the Effective Date:

(i)      by mutual written consent of Purchaser and Western;

(ii)     as provided in Sections 5.1, 5.2 and 5.3;

(iii)    by Purchaser upon the occurrence of a Purchaser Damages Event as provided in Section 6.1;

(iv)    by Western upon the occurrence of a Purchaser Damages Event as provided in Section 6.1, provided that Western has paid to Purchaser the Purchaser Termination Fee;

(v)     by Western if:

(A)    Purchaser is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of the Purchaser Parties or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Purchaser fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(B)    Purchaser is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on Purchaser or, in either case, such breach materially impedes the completion of the Arrangement, and Purchaser fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Western (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(vi)    by Purchaser if:

(A)    Western is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of any of the Western Parties or materially impedes the completion of the Arrangement and the transactions contemplated herein, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(B)    Western is in breach of any of its representations or warranties made in this Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on the Western Parties or, in either case, such breach materially impedes the completion of the Arrangement, and Western fails to cure or cause the cure of such breach within five Business Days after receipt of written notice thereof from Purchaser (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and

(b)     If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.1, this Agreement shall forthwith become void and no Party shall have any further liability to perform its obligations hereunder except as provided in Article 6, Section 4.4, Section 2.13, and Section 2.14 and each Party’s obligations under the Confidentiality Agreement, which shall survive such termination, and provided that neither the termination of this Agreement nor anything contained in this Section 8.1(b) shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in any of its representations and warranties and any non-performance by it of its covenants made herein, prior to the date of such termination.

ARTICLE 9

NOTICES

9.1 Notices

All notices that may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally, delivered by overnight courier or sent by facsimile transmission:

(a)     in the case of Purchaser or AcquisitionCo, to:

Marathon Oil Corporation
P.O. Box 4813
Houston, Texas 77210-4813

Attention: Clarence P. Cazalot, Jr., President and Chief Executive Officer
Facsimile: (713) 296-4100

with a copy to:

Bennett Jones LLP
Suite 4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: John H. Kousinioris
Facsimile: (403) 265-7219

(b)     in the case of Western or WesternZagros, to:

Western Oil Sands Inc.
2400 Ernst & Young Tower
440 Second Avenue S.W.
Calgary, Alberta T2P 5E9
Attention:	James Houck, President and Chief Executive Officer
Facsimile:	(403) 234-9156

with a copy to:
Macleod Dixon LLP
3700, 400 - 3rd Avenue SW
Calgary, Alberta T2P 4H2
Attention:	Charles W. Berard
Facsimile:	(403) 264-5973

or such other address as the Parties may, from time to time, advise the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such facsimile transmission is received.

ARTICLE 10

GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

10.2 Assignment

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto without the prior written consent of the other Parties hereto.

10.3 Public Communications

Each of Purchaser and Western agree to consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement or making any filing with any Governmental Authority with respect thereto. Without limiting the generality of the foregoing, no Party shall issue any press release regarding the Arrangement, this Agreement or any transaction relating to this Agreement without first providing a draft of such press release to the other Party and reasonable opportunity for comment; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any such disclosure required in accordance with Applicable Laws. If such disclosure is required and the other Party has not reviewed or commented on the disclosure, the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party, and if such prior notice is not possible, to give such notice promptly following such disclosure.

10.4 Costs

Except as otherwise expressly provided for in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such cost or expense, whether or not the Arrangement is completed.

10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be severable therefrom and the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments and provide all such further assurances as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7	Time of Essence
10.8	Time shall be of the essence of this Agreement. Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Alberta and the Parties hereto irrevocably attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

Any Party may, on its own behalf only, (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

10.10 Third Party Beneficiaries.

The provisions of Section 3.1(h) and Section 3.2(b) are: (i) intended for the benefit of all such present and former directors and officers and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and Western shall hold the rights and benefits of such sections in trust for and on behalf of the Third Party Beneficiaries and Western hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries; and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

MARATHON OIL CORPORATION
By:	(Signed) “David E. Roberts, Jr.”

DAVID E. ROBERTS, JR. Senior Vice President, Business Development
1339971 ALBERTA LTD.
By:	(Signed) “David E. Roberts, Jr.”

DAVID E. ROBERTS, JR. President
WESTERN OIL SANDS INC.
By:	(Signed) “James Houck”

JAMES HOUCK President and Chief Executive Officer
WESTERNZAGROS RESOURCES INC.
By:	(Signed) “James Houck”

JAMES HOUCK Director

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE I

INTERPRETATION

1.01 In this Plan of Arrangement, the following terms have the following meanings:

(a)     “ABCA” means the Business Corporations Act, Alberta R.S.A. 2000, c. B-9, including the regulations promulgated thereunder;

(b)     “AcquisitionCo” means 1339971 Alberta Ltd. a corporation incorporated under the ABCA;

(c)     “Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(d)     “Arrangement Agreement” means the agreement dated July 30, 2007 among Marathon, AcquisitionCo, Western and WesternZagros with respect to the Arrangement and all amendments thereto;

(e)     “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted to give effect to the Arrangement;

(f)     “Cash Consideration” means $35.50 per Share to be received at the election or deemed election of a Shareholder (other than a Dissenting Shareholder) pursuant to Section 3.01(a) or Section 3.01(g);

(g)     “Certificate” means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h)     “Class A Share” means a share of the class A shares in the capital of Western created pursuant to Section 3.01(b)(i) and issued pursuant to Section 3.01(c);

(i)      “Class B Aggregate Redemption Amount” means the lesser of $412,669,383 and the aggregate redemption amount of all the issued and outstanding redeemable preferred             shares to be issued by SpinCo during the course of the Subsequent Transactions;

(j)      “Class B Redemption Amount” means an amount equal to the quotient obtained by dividing the Class B Aggregate Redemption Amount by the number of issued and outstanding Class B Shares;

(k)     “Class B Share” means a share of the class B shares in the capital of Western created pursuant to Section 3.01(b)(ii) and issued pursuant to Section 3.01(c);

(l)      “Class C Aggregate Redemption Amount” means $1,000,000;

(m)   “Class C Redemption Amount” means an amount equal to the quotient obtained by dividing the Class C Aggregate Redemption Amount by the number of issued and outstanding Class C Shares;

(n)     “Class C Share” means a share of the class C shares in the capital of Western created pursuant to Section 3.01(b)(iii) and issued pursuant to Section 3.01(c);

(o)     “Common Shares” means the Class A Shares in the capital of Western;

(p)     “Court” means the Court of Queen’s Bench of Alberta;

(q)     “Depositary” means a trust company licensed to carry on business in the Province of Alberta at its principal office in Calgary, Alberta;

(r)      “Dissenting Shareholders” means registered Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(s)     “Effective Date” means the date the Arrangement is effective under the ABCA;

(t)      “Effective Time” means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(u)     “Election Deadline” means 4:30 p.m. (Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

(v)     “Exchangeable Share” means an exchangeable share in the capital of AcquisitionCo, to be created on or before the Effective Time, which shall initially be exchangeable on a one for one basis for Marathon Shares, subject to adjustment for future distributions with substantially the rights, privileges and restrictions set forth in Appendix A;

(w)    “Exchangeable Share Consideration” means the consideration in the form of 0.5932 of an Exchangeable Share to be received at the election or deemed election of a Shareholder (other than a Dissenting Shareholder) pursuant to Section 3.01(g);

(x)     “Final Order” means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(y)     “Information Circular” means the information circular to be prepared by Western and forwarded as part of the proxy solicitation materials to Shareholders in respect of the Meeting;

(z)     “Interim Order” means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa)  “ITA” means the Income Tax Act (Canada);

(bb)  “Letter of Transmittal and Election Form” means the letter of transmittal and election form accompanying the Information Circular sent to Shareholders for making their election to receive, in addition to the SpinCo Share Consideration and the SpinCo Warrant Consideration, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof in exchange for their Common Shares;

(cc)   “Marathon” means Marathon Oil Corporation, a corporation organized and existing under the laws of Delaware and any successor corporation;

(dd)  “Marathon Share” means a common share in the capital of Marathon;

(ee)   “Marathon Share Consideration” means the consideration in the form of 0.5932 of a Marathon Share to be received at the election of a holder of Shares pursuant to Section 3.01(a) or Section 3.01(g);

(ff)    “Meeting” means the special meeting of Shareholders to be held to consider the Arrangement, and any adjournment thereof;

(gg)   “Non-Resident” means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

(hh)  “NYSE” means the New York Stock Exchange;

(ii)     “Registrar” means the Registrar appointed under Section 263 of the ABCA;

(jj)    “Shareholders” means, the holders from time to time of Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

(kk)  “Shares” means, the Common Shares, the Class A Shares, the Class B Shares or the Class C Shares, collectively or individually, as the context requires;

(ll)     “SpinCo” means a corporation to be incorporated pursuant to the ABCA prior to the Effective Date;

(mm)            “SpinCo Share” means a common share in the capital of SpinCo;

(nn)  “SpinCo Share Consideration” means the consideration in the form of one SpinCo Share to be received by the holders of Shares pursuant to Section 3.01(a) or Section 3.01(e);

(oo)  “SpinCo Warrant” means a share purchase warrant entitling the holder thereof to purchase one SpinCo Share at a price of $2.50 until the date which is three months from the Effective Date in accordance with the terms and conditions of a warrant indenture to be entered between SpinCo and a trust corporation;

(pp)  “SpinCo Warrant Consideration” means the consideration in the form of one tenth of a SpinCo Warrant to be received by the holders of Shares pursuant to Section 3.01(a) or Section 3.01(e);

(qq)  “Subsequent Transactions” means the transactions to be effected sequentially forthwith after the Effective Time to: (i) issue additional common shares of WesternZagros to Western for cash subscription proceeds of $81,533,877; (ii) transfer all of the issued and outstanding shares of WesternZagros to SpinCo in consideration for the issuance by SpinCo of redeemable preferred shares in the capital of SpinCo; (iii) cause the redemption or purchase for cancellation of such SpinCo redeemable preferred shares in consideration for the issuance of a demand non-interest bearing promissory note of SpinCo; (iv) cause the redemption or purchase for cancellation of the Class B Shares in consideration of the cancellation of such SpinCo promissory note; and (v) cause the redemption or purchase for cancellation of the Class C Shares in consideration of the payment by Western to SpinCo of $1,000,000.

(rr)    “Western” means Western Oil Sands Inc., a corporation amalgamated under the ABCA; and

(ss)    “WesternZagros” means WesternZagros Resources Inc., a corporation incorporated pursuant to the ABCA.

1.02 The division of this Plan of Arrangement into articles, sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.03 Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and subsections are to articles, sections and subsections of this Plan of Arrangement.

1.04 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.05 Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.06 The following appendix to this Plan of Arrangement is incorporated by reference herein and forms part of this Plan of Arrangement.

Appendix A — Exchangeable Share Terms

1.07 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.08 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE II

ARRANGEMENT AGREEMENT

2.01 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.02 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Shareholders; (ii) Western; (iii) WesternZagros; (iv) SpinCo; (v) Marathon; and (vi) AcquisitionCo.

2.03 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE III

ARRANGEMENT

3.01 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)     each issued and outstanding Common Share held by a Non-Resident (other than Common Shares held by Dissenting Shareholders) shall be exchanged with AcquisitionCo for either Cash Consideration or Marathon Share Consideration in accordance with the election of such Non-Resident pursuant to Section 3.02 and subject, in either case, to prorating in accordance with Section 3.03; and as additional consideration for such Common Share, AcquisitionCo shall deliver to such Non-Resident, the SpinCo Share Consideration and SpinCo Warrant Consideration pursuant to Section 3.01(f);

(b)     the articles of Western shall be amended to change its authorized capital by the addition of:

(i)      an unlimited number of shares designated as “Class A Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)    Dividends: The holders of the Class A Shares are entitled to receive dividends, if, as and when declared by the board of directors of Western, out of the assets of Western properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Western entitled to receive dividends in priority to or rateably with the Class A Shares, the board of directors may in its sole discretion declare dividends on the Class A Shares to the exclusion of any other class of             shares of Western;

(B)    Voting Rights: The holders of the Class A Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of Western, and to one vote at all such meetings in respect of each Class A Share held; and

(C)    Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class A Shares shall, subject to the rights of the holders of any other class of shares of Western upon such a distribution in priority to the Class A Shares, be entitled to participate rateably in any distribution of the assets of Western;

(ii)     an unlimited number of shares designated as “Class B Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)    Dividends: The holders of the Class B Shares are entitled to receive dividends, if, as and when declared by the board of directors of Western, out of the assets of Western properly applicable to the payment of dividends in such amounts and payable at such times and at such place or places in Canada as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of Western entitled to receive dividends in priority to or rateably with the Class B Shares, the board of directors may in its sole discretion declare dividends on the Class B Shares to the exclusion of any other class of             shares of Western;

(B)    No Voting Rights: Subject to the provisions of the ABCA, the holders of the Class B Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of Western;

(C)    Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class B Shares shall be entitled, in priority to the holders of any other class of shares of Western, to receive an amount per Class B Share equal to the Class B Redemption Amount. After such distribution to the holders of the Class B Shares as provided above, holders of Class B Shares shall not be entitled to share in any further distribution of the assets of Western;

(D)    Redemption at the Option of Western: Subject to applicable law, Western may redeem all, but not less than all, of the then outstanding Class B Shares on delivery to the holders of the Class B Shares of a redemption price per Class B Share equal to the Class B Redemption Amount; and

(E)    Redemption at the Option of Holder: Subject to applicable law, the holder of a Class B Share may require Western to redeem all, but not less than all, of the then outstanding Class B Shares held by such holder on delivery to such holder of a redemption price per Class B Share equal to the Class B Redemption Amount; and

(iii)    an unlimited number of shares designated as “Class C Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)    Dividends: The holders of the Class C Shares shall not be entitled to receive dividends;

(B)    No Voting Rights: Subject to the provisions of the ABCA, the holders of the Class C Shares shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of Western;

(C)    Participation upon Liquidation, Dissolution or Winding-Up: In the event of the liquidation, dissolution or winding-up of Western or other distribution of assets of Western among its shareholders for the purpose of winding-up its affairs, the holders of the Class C Shares shall be entitled, subject to the rights of the holders of the Class B Shares, to receive an amount per Class C Share equal to the Class C Redemption Amount. After such distribution to the holders of the Class C Shares as above, holders of Class C Shares shall not be entitled to share in any further distribution of the assets of Western;

(D)    Redemption at the Option of Western: Subject to applicable law, Western may redeem all, but not less than all, of the then outstanding Class C Shares on delivery to the holders of the Class C Shares of a redemption price per Class C Share equal to the Class C Redemption Amount; and

(E)    Redemption at the Option of Holder: Subject to applicable law, the holder of a Class C Share may require Western to redeem all, but not less than all, of the then outstanding Class C Shares held by such holder on delivery to such holder of a redemption price per Class C Share equal to the Class C Redemption Amount;

(c)     the share capital of Western shall be reorganized such that each of the issued and outstanding Common Shares (other than Common Shares held by Dissenting Shareholders) shall be exchanged for one Class A Share, one Class B Share and one Class C Share;

(d)     each issued and outstanding Class B Share shall be transferred to SpinCo in exchange for the issuance of the SpinCo Share Consideration;

(e)     each issued and outstanding Class C Share shall be transferred to SpinCo in exchange for the issuance of the SpinCo Warrant Consideration;

(f)     AcquisitionCo shall deliver to each Non-Resident whose Common Shares were exchanged pursuant to Section 3.01(a) such number of SpinCo Shares and SpinCo Warrants as are deliverable to such Non-Resident pursuant to Section 3.01(a);

(g)     each issued and outstanding Class A Share (other than those held by AcquisitionCo and Dissenting Shareholders) shall be exchanged with AcquisitionCo in accordance with the election or deemed election of the holder of such Class A Share in accordance with Section 3.02, for:

(i)      Cash Consideration;

(ii)     Marathon Share Consideration;

(iii)    Exchangeable Share Consideration; or

(iv)   a combination thereof;

subject, in each case, to Section 3.03;

3.02 With respect to the exchange of securities effected pursuant to Section 3.01(a) and Section 3.01(g):

(a)     Shareholders who are Non-Residents or who are exempt from tax under Part I of the ITA may elect to receive in respect of each Share exchanged, either the Cash Consideration or the Marathon Share Consideration;

(b)     Shareholders who are residents of Canada for the purposes of the ITA and not exempt from tax under Part I thereof may elect to receive in respect of each Share exchanged, the Cash Consideration, the Marathon Share Consideration, the Exchangeable Share Consideration or a combination thereof, subject to Section 3.03;

(c)     such elections as provided for in paragraphs (a) and (b) above shall be made by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder’s election, together with any certificates representing such holder’s Common Shares; and

(d)     any Shareholder who does not deposit with the Depositary a duly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.02(c) and the Letter of Transmittal and Election Form shall be deemed to have elected to receive Cash Consideration as to 65%, and Marathon Share Consideration as to 35%, subject to proration in respect of the aggregate consideration to be provided for such holder’s Shares.

3.03 For greater certainty, with respect to any election pursuant to Section 3.02, a Shareholder may elect to receive a combination of the available types of consideration which may be elected in exchange for the aggregate number of Shares in respect of which such an election is made; provided however, for calculation purposes only, each individual Common Share may be only exchanged pursuant to Section 3.01(a) for either Cash Consideration or Marathon Share Consideration and each individual Class A Share may only be exchanged pursuant to Section 3.01(g) for any one of the Cash Consideration, the Marathon Share Consideration or the Exchangeable Share Consideration. The maximum amount of Cash Consideration to be paid to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) is $3,807,847,771. The minimum number of Exchangeable Shares that may be elected by Shareholders pursuant to Section 3.01(g) is zero. The maximum number of Exchangeable Shares that may be elected by Shareholders pursuant to Section 3.01(g) is 29,400,000. The maximum aggregate number of Marathon Shares and Exchangeable Shares that may be issued to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) is 34,300,000. In the event that:

(a)     the aggregate amount of Cash Consideration that would, but for this Section 3.03(a), be issued to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) exceeds $3,807,847,771, then the Cash Consideration to be issued to any holder shall be determined by multiplying the total amount of Cash Consideration otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is $3,807,847,771 and the denominator of which is the aggregate amount of the Cash Consideration otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Shares for which, but for this Section 3.03(a), such holder would otherwise have received Cash Consideration;

(b)     the aggregate number of Exchangeable Shares that would, but for this Section 3.03(b) and Section 3.03(c), be issued to Shareholders pursuant to Section 3.01(g) exceeds 29,400,000 Exchangeable Shares, then the number of Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 5.06, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is 29,400,000 and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Marathon Share Consideration for the remainder of their Shares for which, but for this Section 3.03(b), such holder would otherwise have received Exchangeable Shares; and

(c)     the aggregate number of Marathon Shares and Exchangeable Shares that would, but for this Section 3.03(c), be issued to Shareholders pursuant to Section 3.01(a) and Section 3.01(g) (including those Marathon Shares which Shareholders are deemed to have elected to receive pursuant to Section 3.03(b) above) exceeds 34,300,000 Marathon Shares and Exchangeable Shares collectively, then the number of Marathon Shares and Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 5.06, shall be determined by multiplying the total number of Marathon Shares and Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is 34,300,000 and the denominator of which is the aggregate number of Marathon Shares and Exchangeable

Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Cash Consideration for the remainder of their Shares for which, but for this Section 3.03(c), such holder would otherwise have received Marathon Shares and Exchangeable Shares.

3.04 With respect to each holder of Common Shares (other than Dissenting Shareholders) immediately before the Effective Time:

(a)     upon the exchange of each Common Share effected pursuant to Section 3.01(a) and the delivery of the SpinCo Share Consideration and SpinCo Warrant Consideration pursuant to Section 3.01(f);

(i)      such holder shall cease to be a holder of such Common Share and the name of such holder shall be removed from the register of holders of Common Shares;

(ii)     AcquisitionCo shall become the holder of such Common Shares and shall be added to the register of holders of Common Shares;

(iii)    AcquisitionCo shall pay to such holder the Cash Consideration or deliver the Marathon Share Consideration payable to such holder and, if Marathon Share Consideration is payable, the name of such holder shall be added to the register of holders of Marathon Shares;

(iv)   AcquisitionCo shall cease to be the holder of the SpinCo Share and SpinCo Warrant deliverable in respect of such Common Share and the name of AcquisitionCo shall be removed from the register of holders of SpinCo Shares and SpinCo Warrants;

(v)    such holder shall become the holder of the SpinCo Share so deliverable and shall be added to the register of holders of SpinCo Shares; and

(vi)   such holder shall become the holder of the SpinCo Warrant so deliverable and shall be added to the register of holders of SpinCo Warrants;

(b)     upon the exchange of Common Shares for Class A Shares, Class B Shares and Class C Shares pursuant to Section 3.01(c):

(i)      each such Common Share shall and shall be deemed to be exchanged as described in subsection 3.01(c) without any further action being taken by the holder thereof;

(ii)     the holders of such Common Shares shall cease to be the holders of such Common Shares and such holders’ names shall be removed from the register of Common Shares with respect to all such Common Shares;

(iii)    each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class A Shares equal to the number of Common Shares previously held by such holder and such holder’s name shall be added to the register of Class A Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class A Shares of the same number after the above described change as the number of Common Shares it represented before the change;

(iv)   each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class B Shares equal to the number of Common Shares previously held by such holder and such holder’s name shall be added to the register of Class B Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class B Shares of the same number after the above described change as the number of Common Shares it represented before the change;

(v)    each holder of such Common Shares thereafter shall and shall be deemed to hold as fully paid and non-assessable shares a number of Class C Shares equal to the number of Common Shares previously held by such holder and such holder’s name shall be added to the register of Class C Shares as registered holder of such shares and the share certificate representing Common Shares shall represent Class C Shares of the same number after the above described change as the number of Common Shares it represented before the change;

(vi)   immediately after the exchange of the Common Shares for Class A, Class B and Class C Shares, the stated capital of the Class A Shares, Class B Shares and the Class C Shares shall be determined as follows:

(A)    the aggregate stated capital for the Class A Shares shall be an amount equal to $1.00;

(B)    the aggregate stated capital for the Class B Shares shall be an amount equal to the stated capital of the Common Shares immediately before the Effective Time minus $1,000,001; and

(C)    the aggregate stated capital for the Class C Shares shall be an amount equal to $1,000,000; and

(vi)   all references to a Common Share in the articles of Western shall be deemed to be references to one Class A Share, one Class B Share and one Class C Share;

(c)     upon the exchange of Class B Shares for SpinCo Shares effected pursuant to subsection 3.01(d):

(i)      each holder of Class B Shares shall cease to be a holder of Class B Shares and the name of such holder shall be removed from the register of holders of Class B Shares;

(ii)     SpinCo shall become the holder of the Class B Shares so exchanged and shall be added to the register of holders Class B Shares;

(iii)    SpinCo shall allot and issue to such holder the number of SpinCo Shares on the basis set forth in subsection 3.01(d) and the name of such holder shall be added to the register of holders of SpinCo Shares; and

(iv)   SpinCo shall add to the aggregate stated capital for its SpinCo Shares an amount equal to the Class B Aggregate Redemption Amount;

(d)     upon the exchange of Class C Shares for SpinCo Warrants effected pursuant to subsection 3.01(e):

(i)      each holder of Class C Common Shares shall cease to be a holder of Class C Shares and the name of such holder shall be removed from the register of holders of Class C Shares;

(ii)     SpinCo shall become the holder of the Class C Shares so exchanged and shall be added to the register of holders of Class C Shares; and

(iii)    SpinCo shall allot and issue to such holder the number of SpinCo Warrants on the basis set forth in subsection 3.01(e) and the name of such holder shall be added to the register of holders of SpinCo Warrants; and

(e)     upon the exchange of Class A Shares by a holder pursuant to subsection 3.01(g):

(i)      such holder shall cease to be a holder of Class A Shares and the name of such holder shall be removed from the register of holders of Class A Shares;

(ii)     AcquisitionCo shall become the holder of the Class A Shares so exchanged and shall be added to the register of holders Class A Shares; and

(iii)    AcquisitionCo shall pay to such holder the Cash Consideration, deliver the Marathon Share Consideration or allot and issue the Exchangeable Share Consideration payable to such holder as required and, if Marathon Share Consideration is payable, the name of such holder shall be added to the register of holders of Marathon Shares, and if Exchangeable Share Consideration is payable, the name of such holder shall be added to the register of holders of Exchangeable Shares.

3.05 A former holder of Class A Shares who (i) has exchanged Class A Shares under the Arrangement; and (ii) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the ITA, as applicable (and the analogous provisions of provincial income tax law) with respect to the transfer by the holder of Class A Shares, as applicable, to AcquisitionCo by providing two signed copies of the necessary election forms to Western within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by AcquisitionCo and returned to such former holders of Class A Shares within 30 days after the receipt thereof by Western for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AcquisitionCo and Western will not be responsible for the proper completion of any election form and, except for the obligation of AcquisitionCo and Western to so sign and return duly completed election forms which are received by Western within 120 days of the Effective Date, AcquisitionCo and Western will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Class A Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial legislation). In its sole discretion, AcquisitionCo and Western may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AcquisitionCo and Western will have no obligation to do so.

3.06 Western, AcquisitionCo, Marathon and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Common Shares, Marathon Shares or Exchangeable Shares such amounts as Western, AcquisitionCo, Marathon or the Depositary is required to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986 or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Western, AcquisitionCo, Marathon and the Depositary are hereby authorized to sell or otherwise dispose of such other portion of the consideration as is necessary to provide sufficient funds to Western, AcquisitionCo, Marathon or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Western, AcquisitionCo, Marathon or the Depositary shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE IV

DISSENTING SHAREHOLDERS

4.01 Each registered holder of Common Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, on the Effective Date, cease to have any rights as a holder of Common Shares and shall only be entitled to be paid the fair value of the holder’s Common Shares. A Dissenting Shareholder who is paid the fair value of the holder’s Common Shares shall be deemed to have transferred the holder’s Common Shares to Western for cancellation on the Effective Date, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder’s Common Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Common Shares and shall be deemed to have elected to receive for such holder’s Shares the consideration specified in Section 3.02(d), notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Common Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Common Shares at the Meeting; but in no event shall Western be required to recognize such Dissenting Shareholder as a shareholder of Western after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, any person who has voted in favour of the Arrangement shall not be entitled to dissent with respect to the Arrangement.

ARTICLE V

OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.01 From and after the Effective Time, certificates formerly representing Common Shares acquired by AcquisitionCo under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.01, to receive the fair value of the Common Shares represented by such certificates.

5.02 Western, AcquisitionCo and SpinCo, as applicable, shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Common Shares acquired by AcquisitionCo under the Arrangement of a duly completed Letter of Transmittal and Election Form and the certificates representing such Common Shares, either:

(a)     forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal and Election Form; or

(b)     if requested by such holder in the Letter of Transmittal and Election Form, make available or cause to be made available at the Depositary for pickup by such holder;

the Cash Consideration and certificates representing the number of SpinCo Shares, SpinCo Warrants, Marathon Shares and/or Exchangeable Shares, as applicable, issued to such holder under the Arrangement.

5.03 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Common Shares that were exchanged pursuant to Section 3.01 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall as a condition precedent to the receipt thereof give a bond satisfactory to Western and its transfer agent in such form as is satisfactory to Western and such transfer agent or otherwise indemnify Western, Marathon and AcquisitionCo and the transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.04 All dividends payable with respect to any Marathon Shares, Exchangeable Shares and SpinCo Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

5.05 Any certificate formerly representing Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Common Shares to receive the certificates representing: (i) the SpinCo Shares; (ii) SpinCo Warrants; (iii) Marathon Shares; (iv) Exchangeable Shares; and/or (v) cash.

5.06 No certificates representing fractional Marathon Shares, Exchangeable Shares, SpinCo Shares or SpinCo Warrants shall be issued upon the exchange of the Common Shares for Marathon Shares or Exchangeable Shares or the distribution of SpinCo Shares and SpinCo Warrants. In lieu of any fractional Marathon Share, Exchangeable Share, SpinCo Share or SpinCo Warrant, each registered Common Shareholder otherwise entitled to a fractional interest in a Marathon Share, Exchangeable Share, SpinCo Share or SpinCo Warrant will receive the nearest whole number of Marathon Shares, Exchangeable Shares, SpinCo Shares or SpinCo Warrants, as the case may be.

ARTICLE VI

AMENDMENTS

6.01 Western, WesternZagros, Marathon and AcquisitionCo may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by the other parties, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to holders of Common Shares, if and as required by the Court.

6.02 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Western, WesternZagros, Marathon or AcquisitionCo at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.03 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Western, WesternZagros, Marathon and AcquisitionCo.

6.04 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Western, provided that it concerns a matter which, in the reasonable opinion of Western, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Western or any former holder of Common Shares.

APPENDIX A

EXCHANGEABLE SHARES

TERM SHEET

Designation:	Exchangeable Shares (non-voting redeemable preferred shares) of a direct or indirect Canadian subsidiary (“Purchaser”) of Marathon Oil Corporation (“Parent”).
Basic Right:	Exchangeable at any time on a one-for-one basis directly for freely-trading shares of common stock of Parent (“Parent Shares”), subject to adjustment.
Dividends:	Dividends will be payable on the Exchangeable Shares, if, as and when declared by the board of directors of Purchaser.
Parent Dividends:

In the event, from time to time, a cash dividend is paid on the Parent Shares, the dividend paid shall be evidenced by the adjustment of the Exchangeable Consideration (as defined below) in such a manner as to provide that the number of Parent Shares for which the Exchangeable Shares are exchangeable shall be increased to account for the cash dividend declared on the Parent Shares on an economically equivalent basis.

Retraction:

Each Exchangeable Share is retractable at any time at the option of the holder for an amount equal to the fair market value of one Parent Share on the retraction date, subject to adjustment, payment of which amount shall be satisfied by the delivery to the holder of one Parent Share (the “Exchangeable Consideration”), subject to adjustment and subject to an overriding retraction call right exercisable by Parent and any of its direct and indirect subsidiaries by delivery of the Exchangeable Consideration in exchange for the retracted Exchangeable Shares.

Exchange Right:	Parent shall grant a direct exchange right to a trustee pursuant to the terms of a Voting and Exchange Trust Agreement for the benefit of the holders of Exchangeable Shares.
Liquidation:

On liquidation of Purchaser, each Exchangeable Share entitles the holder to receive the Exchangeable Consideration in priority to any distribution made to the common shares of Purchaser and all other classes of shares ranking junior to the Exchangeable Shares, subject to a liquidation call right exercisable by Parent and any of its direct and indirect subsidiaries. On exercise of the liquidation call right, Parent will pay the holder the Exchangeable Consideration. In addition, an automatic exchange right in the event of liquidation of Parent will be granted by Parent to a trustee for the benefit of holders of Exchangeable Shares pursuant to the terms of the Voting and Exchange Trust Agreement.

Redemption:

Exchangeable Shares are not redeemable by Purchaser for four years after closing. Automatic redemption after the fourth anniversary date of closing, subject to extension at the option of Purchaser. Redeemed by delivery of the Exchangeable Consideration, subject to an overriding redemption call right in favour of Parent and its direct and indirect subsidiaries, exercisable by delivery of the Exchangeable Consideration in exchange for the Exchangeable Shares. There is also the possibility of an earlier redemption by the Purchaser in the following limited circumstances: (a) less than 20% of the Exchangeable Shares remain outstanding, (b) change of Canadian tax laws enabling holders to defer taxable event notwithstanding exchange of the Exchangeable Shares for Parent Shares, (c) a Parent control transaction where it is not reasonably practicable to accommodate the Exchangeable Shares, and (d) the occurrence of certain events which would otherwise entitle the holders of Exchangeable Shares to vote as shareholders of Purchaser where it is not reasonably practicable to accommodate the Exchangeable Shares or where the holders of Exchangeable Shares fail to take the necessary action to approve or disapprove of the matter to be voted on by the holders of Exchangeable Shares.

Voting Rights:

Holders of Exchangeable Shares will have equivalent voting rights to holders of Parent Shares. These rights will be represented in a special Parent voting preferred share issued to a trustee for the benefit of holders of Exchangeable Shares. Holders of Exchangeable Shares will have no voting rights in Purchaser, except as required by law in connection with certain extraordinary transactions or fundamental changes to Purchaser.

Information Rights:	Holders of Exchangeable Shares will be entitled to receive substantially the same materials that are distributed by Parent to holders of Parent Shares.
Ranking:

Exchangeable Shares rank in priority to the common shares of Purchaser and all other classes of shares of Purchaser ranking junior to the Exchangeable Shares as to dividends and any other distributions.

Other:

Support Agreement between Parent and Purchaser and Voting and Exchange Trust Agreement between Parent and the trustee for the benefit of the holders of Exchangeable Shares, each on terms and conditions customary for transactions of this nature.

Marathon current report on Form 8-K filed May 30, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 30, 2007

Marathon Oil Corporation (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-5153 (Commission File Number)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

Registrant's telephone number, including area code:        (713) 629-6600

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01    Other Events.

On May 30, 2007, Marathon Oil Corporation issued a press release entitled "Marathon Oil Corporation Extends Share Repurchase Program." Attached is a copy of the press release in substantially the form released.

Item 9.01    Financial Statements and Exhibits.

Exhibit 99.1 — Marathon Oil Corporation press release dated May 30, 2007, announcing extension of the share repurchase program.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON OIL CORPORATION
May 30, 2007	By:	/s/ MICHAEL K. STEWART
	Name:	Michael K. Stewart
	Title:	Vice President, Accounting and Controller

EXHIBIT INDEX

Exhibit No.	Description
99.1	Marathon Oil Corporation press release dated May 30, 2007, announcing the extension of the stock repurchase program.

MARATHON OIL CORPORATION EXTENDS
SHARE REPURCHASE PROGRAM

        HOUSTON, May 30, 2007 — Marathon Oil Corporation (NYSE: MRO) announced today that the Company's Board of Directors has authorized the extension of Marathon's share repurchase program by an additional $500 million. Since January 30, 2006, the Board has authorized the repurchase of up to $3.0 billion of Marathon's common stock.

        Marathon anticipates completing the previously announced $2.5 billion share repurchase program by the end of the second quarter of 2007, resulting in the repurchase of more than 28 million shares. The additional $500 million in share repurchases is anticipated to be completed during the balance of 2007. This program may be changed based on the Company's financial condition or changes in market conditions and is subject to termination prior to completion.

        Any purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The repurchase program does not include specific price targets or timetables. Marathon will use cash on hand, cash generated from operations, or cash from available borrowing to acquire shares. At the end of the first quarter of 2007, Marathon had cash on hand of $2.3 billion. Shares of stock repurchased under the program will be held as treasury shares.

        For more information on Marathon Oil Corporation, visit the Company's Web site at www.Marathon.com.

-xxx-

        This release contains forward-looking statements about Marathon's common stock repurchase program. These statements are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond the Company's control and are difficult to predict. Some factors that could cause actual results to differ materially are changes in prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of the Company's production or refining operations due to unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response thereto, and other operating and economic considerations. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2006, and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Media Relations Contacts:	Paul Weeditz	713-296-3910
	Scott Scheffler	713-296-4102
Investor Relations Contacts:	Ken Matheny	713-296-4114
	Howard Thill	713-296-4140

Marathon current report on Form 8-K filed May 14, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  May 14, 2007

Marathon Oil Corporation

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

1-5153	25-0996816
(Commission File Number)	(I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas	77056
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (713) 629-6600

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events.

On April 25, 2007, the stockholders of Marathon Oil Corporation (“Marathon”) approved:  (1) amendments to Marathon’s restated certificate of incorporation and by-laws to eliminate supermajority voting provisions that were applicable to any stockholder vote on the adoption, amendment or a repeal of all or any part of Marathon’s by-laws; and (2) an amendment to Marathon’s restated certificate of incorporation to increase its authorized common stock to 1,100,000,000 shares.

The following provides an updated description of the capital stock of Marathon, after giving effect to those amendments.

Description of Capital Stock

Marathon’s authorized capital stock consists of:

•                                          1,100,000,000 shares of common stock; and

•                                          26,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of April 30, 2007, 342,978,266 shares of common stock were issued and outstanding, and 24,873,292 shares of common stock were held as treasury shares. As of April 30, 2007, no shares of Marathon’s preferred stock were issued and outstanding.

In the discussion that follows, Marathon has summarized the material provisions of its restated certificate of incorporation and by-laws relating to its capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to Marathon’s restated certificate of incorporation and by-laws. You should read the provisions of the restated certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. Marathon has included those documents as exhibits to this report by incorporating them by reference to the exhibits to its current report on Form 8-K dated April 25, 2007, which Marathon filed with the SEC on April 25, 2007. You can read and copy those exhibits at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies by mail from the public reference room at that address, at prescribed rates. You can also access those exhibits over the Internet at the Web site maintained by the SEC, at http://www.sec.gov, which includes electronic versions of filings Marathon makes with the SEC. You can also request copies of those exhibits, at no cost, by writing or telephoning Marathon at the following address or telephone number:

Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723
Attention: Corporate Secretary
Telephone: (713) 629-6600

2

Common Stock

Each share of Marathon common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon’s board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon’s board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon’s board of directors after taking into account various factors, including:

•                        Marathon’s financial condition and performance;

•                        Marathon’s cash needs and capital investment plans;

•                        Marathon’s obligations to holders of any preferred stock it may issue;

•                        income tax consequences; and

•                        the restrictions Delaware and other applicable laws.

In addition, the terms of the loan agreements, indentures and other agreements Marathon enters into from time to time may restrict the payment of cash dividends.

If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon’s creditors are paid in full and the holders of all series of its outstanding preferred stock, if any, receive their liquidation preferences in full.

The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

Marathon’s outstanding shares of the common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange and trade under the symbol “MRO.”

The transfer agent and registrar for the common stock is National City Bank.

 Preferred Stock

At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon’s

3

board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

The existence of undesignated preferred stock may enable Marathon’s board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

 Limitation on Directors’ Liability

Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director’s fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon’s restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director’s fiduciary duty as a director, except for liability:

•                        for any breach of the director’s duty of loyalty to Marathon or its stockholders;

•                        for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•                        for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•                        for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against Marathon’s directors and may discourage or deter Marathon’s stockholders or management from bringing a lawsuit against its directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon’s by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

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Statutory Business Combination Provision

As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a Delaware corporation’s outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years following the date that person became an interested stockholder unless:

•                        before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

•                        on completion of the transaction that resulted in that person’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                        following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if a majority of the directors who were directors prior to any person’s becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters

Some of the provisions of Marathon’s restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of its restated certificate of incorporation discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon’s board of directors opposes but that a stockholder might consider to be in its best interest.

5

Marathon’s restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon’s by-laws provide that only its board of directors may call a special meeting of its stockholders.

Marathon’s restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three.

Marathon’s by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon’s corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year’s annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year’s annual meeting. Marathon’s by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

Marathon’s restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

6

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits.

Exhibit No.	Description of Exhibit

3.1	Restated Certificate of Incorporation of Marathon Oil Corporation (incorporated by reference to Exhibit 3.1 to Marathon Oil Corporation’s Form 8-K, filed on April 25, 2007).

3.2	By-laws of Marathon Oil Corporation (incorporated by reference to Exhibit 3.2 to Marathon Oil Corporation’s Form 8-K, filed on April 25, 2007).

3.3	Specimen of Common Stock Certificate.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Oil Corporation

Date: May 14, 2007	By:	/s/ Janet F. Clark
Janet F. Clark
Executive Vice President and
Chief Financial Officer

8

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

3.1	Restated Certificate of Incorporation of Marathon Oil Corporation (incorporated by reference to Exhibit 3.1 to Marathon Oil Corporation’s Form 8-K, filed on April 25, 2007).

3.2	By-laws of Marathon Oil Corporation (incorporated by reference to Exhibit 3.2 to Marathon Oil Corporation’s
Form 8-K, filed on April 25, 2007).

3.3	Specimen of Common Stock Certificate.

Exhibit 3.3

COMMON STOCK		COMMON STOCK

Marathon Oil Corporation

Incorporated under the laws of the State of Delaware
This certificate in New York, NY and Cleveland, OH

PAR VALUE $1.00 PER SHARE		CUSIP 565849 10 6

SEE REVERSE FOR CERTAIN DEFINITIONS AND LEGENDS

This Certifies that

is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK OF

CERTIFICATE OF STOCK

Marathon Oil Corporation, transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued and shall be held subject to the provisions of the laws of the State of Delaware and to all of the terms and provisions of the Restated Certificate of Incorporation and the By-Laws of the Corporation, as amended from time to time (copies of which are one file at the principal offices of the Corporation), to all of which the holder of this certificate by acceptance hereof assents. This certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

Witness the seal of the Corporation and the signatures of its duly authorized officers.	SPECIMEN

VICE PRESIDENT, GENERAL AND SECRETARY	PRESIDENT AND CHIEF EXECUTIVE OFFICER

COUNTERSIGNED AND REGISTERED:
NATIONAL CITY BANK
(CLEVELAND, OHIO)	TRANSFER AGENT
AND REGISTRAR,
BY

AUTHORIZED SIGNATURE

THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER WHO SO REQUESTS A FULL STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF OF THE COMPANY, AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS. ANY SUCH REQUEST MAY BE MADE TO THE SECRETARY OF THE COMPANY AT THE PRINCIPAL OFFICES OF THE COMPANY.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM	— as tenants in common	UNIF TRF		Custodian		UNIF		Custodian
		MIN ACT—	(Cust)		(Minor)	GIFT MIN	(Cust)		(Minor)
ACT
TEN ENT	— as tenants by the entireties
JT TEN	— as joint tenants with right of		under Uniform Transfers			under Uniform Gifts to Minors
	survivorship and not as		to Minors
	tenants In common		Act			Act
			(State)			Act	State

Additional abbreviations may also be used though not in the above list.

For value received,                                                                                         hereby sell, assign and transfer unto

PLEASE PR1NT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE	PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE
Name

Street
SHARES

PLEASE PR1NT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE	PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE
Name

Street
SHARES

PLEASE PR1NT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE	PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE
Name

Street
SHARES

of the common stock represented by the within Certificate and do hereby irrevocably constitute and appoint                                                                                                                                                                                   Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated:

(SIGNATURE)

(SIGNATURE)

NOTICE: THE SIGNATURE(S) TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME(S) AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

SIGNATURE(S) GUARANTEED BY:

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C RULE 17Ad-15.

Marathon current report on Form 8-K filed April 25, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 25, 2007

Marathon Oil Corporation (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-5153 (Commission File Number)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

Registrant's telephone number, including area code:        (713) 629-6600

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a)    On April 25, 2007, the stockholders of Marathon Oil Corporation (Marathon) approved the following amendments to Marathon's Restated Certificate of Incorporation: (i) an amendment to Article Fourth to increase the number of authorized shares of capital stock from 576 million to 1,126 million and to increase the number of authorized shares of common stock from 550 million to 1,100 million; and (ii) an amendment to Article Eighth to provide that stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting. As a result of this stockholder approval, Marathon filed the Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on April 25, 2007. A copy of the certificate is filed as Exhibit 3.1 to this Form 8-K and is incorporated herein by reference.

Effective April 25, 2007, the stockholders of Marathon also approved an amendment to the by-laws to provide that stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting. A copy of the complete text of the by-laws, as amended, is filed as Exhibit 3.2 to this Form 8-K and is incorporated herein by reference.

Item 8.01    Other Events.

On April 25, 2007, Marathon announced that the Company's Board of Directors declared a two-for-one stock split of Marathon's common stock. The stock split will be effected in the form of a stock dividend distributed on June 18, 2007, to stockholders of record at the close of business on May 23, 2007. Stockholders will receive one additional share of Marathon Oil Corporation common stock for each share of common stock held as of the close of business on the record date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON OIL CORPORATION
April 25, 2007	By:	/s/ JANET F. CLARK
	Name:	Janet F. Clark
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Marathon Oil Corporation
3.2	Marathon Oil Corporation By-laws

Exhibit 3.1

RESTATED CERTIFICATE OF INCORPORATION
OF
MARATHON OIL CORPORATION

* * * * * *

        Marathon Oil Corporation, a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

        1.     The name of the corporation is Marathon Oil Corporation and the name under which the corporation was originally incorporated is USX HoldCo, Inc. The date of filing of its original Certificate of Incorporation with the Secretary of State was May 30, 2001.

        2.     This Restated Certificate of Incorporation restates and integrates and further amends the provisions of the Certificate of Incorporation of this corporation by (i) amending Article Fourth to increase the number of authorized shares of capital stock from 576 million to 1,126 million and to increase the number of authorized shares of common stock from 550 million to 1,100 million and (ii) amending Article Eighth to provide that stockholders may adopt, amend and repeal the by-laws of this corporation at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon.

        3.     The text of the Certificate of Incorporation as amended or supplemented heretofore is further amended hereby to read as herein set forth in full:

        First:    The name of the Corporation (which is hereinafter referred to as the "Corporation") is

MARATHON OIL CORPORATION

        Second:    Its registered office and place of business in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle. The registered agent in charge thereof upon whom process against the Corporation may be served is The Corporation Trust Company.

        Third:    The purposes of the Corporation are to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

        Fourth:    The total number of shares of capital stock which the Corporation shall have authority to issue is One Billion One Hundred Twenty Six Million (1,126,000,000), of which One Billion One Hundred Million (1,100,000,000) shares shall be Common Stock having a par value of one dollar ($1.00) per share and Twenty Six Million (26,000,000) shares shall be shares of Preferred Stock, without par value (hereinafter called "Preferred Stock").

        A statement of the designations of the Preferred Stock or of any series thereof, and the powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, or of the authority of the Board of Directors to fix by resolution or resolutions such designations and other terms not fixed by the Certificate of Incorporation, is as follows:

          1.     The Preferred Stock may be issued in one or more series, from time to time, with each such series to have such designation, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors of the Corporation, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions. The authority of the Board of Directors with respect to each such series shall include, but not be limited to, the determination or fixing of the following:

            (i)    The distinctive designation and number of shares comprising such series, which number may (except where otherwise provided by the Board of Directors in creating such series) be increased or decreased (but not below the number of shares then outstanding) from time to time by like action of the Board of Directors;

            (ii)   The dividend rate of such series, the conditions and times upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock or series thereof, or any other series of the same class, and whether dividends shall be cumulative or non-cumulative;

            (iii)  The conditions upon which the shares of such series shall be subject to redemption by the Corporation and the times, prices and other terms and provisions upon which the shares of the series may be redeemed;

            (iv)  Whether or not the shares of the series shall be subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if such retirement or sinking fund be established, the annual amount thereof and the terms and provisions relative to the operation thereof;

            (v)   Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes, with or without par value, or of any other series of the same class, and, if provision is made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

            (vi)  Whether or not the shares of the series shall have voting rights, in addition to the voting rights provided by law, and, if so, subject to the limitation hereinafter set forth, the terms of such voting rights;

            (vii) The rights of the shares of the series in the event of voluntary or involuntary liquidation, dissolution, or upon the distribution of assets of the Corporation;

            (viii) Any other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, of the shares of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation.

          2.     The holders of shares of the Preferred Stock of each series shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends at the rates fixed by the Board of Directors for such series, and no more, before any dividends, other than dividends payable in Common Stock, shall be declared and paid, or set apart for payment, on the Common Stock with respect to the same dividend period.

          3.     Whenever, at any time, dividends on the then outstanding Preferred Stock as may be required with respect to any series outstanding shall have been paid or declared and set apart for payment on the then outstanding Preferred Stock, and after complying with respect to any retirement or sinking fund or funds for any series of Preferred Stock, the Board of Directors may, subject to the provisions of the resolution or resolutions creating any series of Preferred Stock, declare and pay dividends on the Common Stock, and the holders of shares of the Preferred Stock shall not be entitled to share therein.

          4.     The holders of shares of the Preferred Stock of each series shall be entitled upon liquidation or dissolution or upon the distribution of the assets of the Corporation to such preferences as provided in the resolution or resolutions creating such series of Preferred Stock, and no more, before any distribution of the assets of the Corporation shall be made to the holders of shares of the Common Stock.

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          5.     Except as otherwise provided by a resolution or resolutions of the Board of Directors creating any series of Preferred Stock or by the General Corporation Law of Delaware, the holders of shares of the Common Stock issued and outstanding shall have and possess the exclusive right to notice of stockholders' meetings and the exclusive power to vote. The holders of shares of the Preferred Stock issued and outstanding shall, in no event, be entitled to more than one vote for each share of Preferred Stock held by them unless otherwise required by law.

        As used in this Article Fourth, the term "Board of Directors" shall include the Board of Directors of the Corporation and, to the extent permitted by the General Corporation Law of the State of Delaware, any duly authorized committee of such Board of Directors.

        Fifth:    The existence of the Corporation is to be perpetual.

        Sixth:    The private property of the stockholders shall not be subject to the payment of corporate debts to any extent whatever.

        Seventh:    The number of directors of the Corporation shall be fixed from time to time by, or in the manner provided in, its by-laws and may be increased or decreased as therein provided; but the number thereof shall not be less than three.

        At the 2007 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2008 annual meeting of the stockholders of the Corporation; at the 2008 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of the stockholders of the Corporation; and at each annual meeting of the stockholders of the Corporation thereafter, the directors shall be elected for terms expiring at the next succeeding annual meeting of the stockholders of the Corporation.

        In the case of any increase in the number of directors of the Corporation, the additional director or directors shall be elected by the Board of Directors.

        In the case of any vacancy in the Board of Directors from death, resignation, disqualification or other cause, a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant, and until the election of his successor, shall be elected by a majority of the Board of Directors then in office, though less than a quorum.

        Eighth:    The Board of Directors shall have power to adopt, amend and repeal the by-laws at any regular or special meeting of the Board of Directors, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

        Stockholders may adopt, amend and repeal the by-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the by-laws in whole or in part shall have been included in the notice of the meeting.

        Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

        Ninth:    The Board of Directors from time to time shall determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to the inspection of the stockholders, and no stockholder shall have any right to inspect any account or book or document of the Corporation, except as conferred by law or authorized by the Board of Directors, or by the stockholders.

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        Tenth:    The directors may from time to time declare such dividends as they shall deem advisable and proper, subject to the provisions of Article Fourth and to such restrictions as may be imposed by law, and cause the Corporation to pay the same to the stockholders at such times as they shall fix.

        The Board of Directors shall have power to issue bonds, debentures, or other obligations, either non-convertible or convertible into the Corporation's stock, subject to the provisions of Article Fourth and upon such terms, in such manner and under such conditions in conformity with law, as may be fixed by the Board of Directors prior to the issue of such bonds, debentures or other obligations.

        Eleventh:    No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Eleventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

        Twelfth:    The powers and authorities hereinbefore conferred upon the Board of Directors are in furtherance and not in limitation of those conferred by the laws of the State of Delaware.

        Thirteenth:    The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article.

        4.     This Restated Certificate of Incorporation was duly adopted and approved by the Board of Directors and the stockholders in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

        IN WITNESS WHEREOF, said Marathon Oil Corporation has caused this Certificate to be signed by William F. Schwind, Jr., its Vice President, General Counsel and Secretary, this 25th day of April, 2007.

By: /s/ William F. Schwind, Jr.

William F. Schwind, Jr.

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Exhibit 3.2

MARATHON OIL CORPORATION

BY-LAWS

April 25, 2007

ARTICLE I.

Stockholders.

        Section 1.1.    Time and Place of Meetings of Stockholders.    Unless the time and place of the annual meeting of stockholders for the purpose of electing directors and transacting such other business as may be brought before the meeting are changed by the Board of Directors, as may be done from time to time, provided that all legal requirements for such change and notice to stockholders are observed, such annual meeting of stockholders of the Corporation shall be held at the office of the Corporation's registered agent in the State of Delaware at 2 o'clock p.m., on the last Wednesday in April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding Wednesday which is not a legal holiday.

        Special meetings of the stockholders may be called by the Board of Directors to be held at such time and place and for such purpose or purposes as are specified in such call.

        Neither the annual meeting nor any special meeting of stockholders need be held within the State of Delaware.

        Any action required to be taken at any annual or special meeting of the stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders or otherwise, may not be taken without a meeting, prior notice and a vote, and stockholders may not act by written consent.

        Section 1.2.    Notice of Meetings of Stockholders.    It shall be the duty of the Secretary to cause notice of each annual or special meeting to be mailed to all stockholders of record as of the record date as fixed by the Board of Directors for the determination of stockholders entitled to vote at such meeting. Such notice shall indicate briefly the action to be taken at such meeting and shall be mailed to the stockholders at the addresses of such stockholders as shown on the books of the Corporation at least 10 days but not more than 60 days preceding the meeting. Any such notice may be satisfied by electronic transmission, subject to the requirements of Section 232 of the DGCL.

        Section 1.3.    Nomination of Directors.    Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nomination for election to the Board of Directors of the Corporation at a meeting of stockholders may be made by the Board of Directors or by any stockholder of record of the Corporation entitled to vote generally for the election of directors at such meeting who complies with the notice procedures set forth in this Section 1.3. Such nominations, other than those made by or on behalf of the Board of Directors, shall be made by notice in writing delivered or mailed by first-class United States mail, postage prepaid, to the Secretary, and received not less than 45 days nor more than 75 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. Such notice shall set forth (a) as to each proposed nominee (i) the name, age, business address and, if known, residence address of each such nominee, (ii) the principal occupation or employment of each such nominee, (iii) the number of shares of each class of the capital stock of the Corporation which are beneficially owned by each such nominee, and (iv) any other information concerning the nominee that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person's written consent to be named as a nominee and to serve as a director if elected); and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Corporation's books, of such stockholder and (ii) the number of shares of each class of the capital stock of the Corporation which are beneficially owned by such stockholder. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

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        The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he should so determine, he shall so declare to the meeting and the defective nomination shall be disregarded.

        Section 1.4.    Notice of Business at Annual Meetings.    At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder of record. For business to be properly brought before an annual meeting by a stockholder, if such business relates to the election of directors of the Corporation, the procedures in Article I, Section 1.3 must be complied with. If such business relates to any other matter, the stockholder must have given timely notice thereof in writing to the Secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than 45 days nor more than 75 days prior to the first anniversary of the date on which the Corporation first mailed its proxy materials for the preceding year's annual meeting of stockholders; provided, however, that if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to such annual meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business, (c) the number of shares of each class of the capital stock of the Corporation which are beneficially owned by the stockholder, and (d) any material interest of the stockholder in such business. Notwithstanding anything in the By-laws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section 1.4 and in Section 1.3 of this Article I and except that any stockholder proposal which complies with Rule 14a-8 of the proxy rules (or any successor provision) promulgated under the Securities Exchange Act of 1934, as amended, and is to be included in the Corporation's proxy statement for an annual meeting of stockholders shall be deemed to comply with the requirements of this Section 1.4.

        The chairman of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of this Section 1.4, and if he should so determine, the chairman shall so declare to the meeting that any such business not properly brought before the meeting shall not be transacted.

        Section 1.5.    Quorum.    At each meeting of the stockholders the holders of one-third of the voting power of the outstanding shares of stock entitled to vote generally at the meeting, present in person or represented by proxy, shall constitute a quorum, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

        Except as otherwise required by law, a majority of the voting power of the shares of stock entitled to vote generally at a meeting and present in person or by proxy, whether or not constituting a quorum, may adjourn, from time to time, without notice other than by announcement at the meeting. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

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        Section 1.6.    Organization.    The chairman of the Board, or in his absence an officer-director of the Board designated by the chairman of the Board, or the chief executive officer in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors may appoint any person to act as chairman of any meeting in the absence of the chairman of the Board.

        The Secretary of the Corporation shall act as secretary at all meetings of the stockholders; but in the absence of the Secretary at any meeting of the stockholders the presiding officer may appoint any person to act as secretary of the meeting.

        Section 1.7.    Voting.    At each meeting of the stockholders, every stockholder shall be entitled to vote in person, or by proxy appointed by instrument in writing, subscribed by such stockholder or by his duly authorized attorney, or, to the extent permitted by law, appointed by an electronic transmission, and delivered to the inspectors at the meeting; and such stockholder shall have the number of votes for each share of capital stock standing registered in such stockholder's name at the date fixed by the Board of Directors pursuant to Section 4.4 of Article IV of these By-laws as may be determined in accordance with the Corporation's Certificate of Incorporation, or as may be provided by law. Voting at meetings of stockholders must be by written ballot in all elections of directors, but otherwise need not be by written ballot unless the Board of Directors, in its discretion, by resolution so requires or, in the case of any such meeting, the chairman of that meeting, in his or her discretion, so requires. The Board of Directors, in its discretion, may authorize the requirement of a written ballot in any case to be satisfied by electronic transmission, subject to the requirements of Section 211(e) of the DGCL.

        At least ten days before each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all of the stockholders entitled to vote at such meeting, showing the address of each stockholder, and indicating the class and number of shares held by each, shall be furnished and held open for inspection in such manner, as is required by law. Only the persons in whose names shares of stock stand on the books of the Corporation at the date fixed by the Board of Directors pursuant to Section 4.4 of Article IV of these By-laws, as evidenced in the manner provided by law, shall be entitled to vote in person or by proxy on the shares so standing in their names.

        Prior to any meeting, but subsequent to the date fixed by the Board of Directors pursuant to Section 4.4 of Article IV of these By-laws, any proxy may submit his powers of attorney to the secretary, or to the treasurer, for examination. The certificate of the secretary, or of the treasurer, as to the regularity of such powers of attorney, and as to the class and number of shares held by the persons who severally and respectively executed such powers of attorney, shall be received as prima facie evidence of the class and number of shares represented by the holder of such powers of attorney for the purpose of establishing the presence of a quorum at such meeting and of organizing the same, and for all other purposes.

        Except as otherwise provided in the Certificate of Incorporation, each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present; provided, however, that the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors if, in connection with such meeting (i) the Secretary of the Corporation shall have received a notice that a stockholder has nominated a person for election to the Board in compliance with the advance-notice requirements for stockholder nominees for director set forth in Section 1.3 and (ii) such nomination shall not have been withdrawn by such stockholder on or prior to the day next preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation. If directors are to be elected by a plurality of the votes cast pursuant to the provisions of the immediately preceding sentence, stockholders shall not be provided the option to vote against any one or more of the nominees, but shall only be provided the option to vote for one or more of the nominees or withhold their votes with respect to one or more of the nominees. For purposes hereof, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. (Accordingly, abstentions will not be taken into account for this purpose.)

        In the case of any question to which the stockholder approval policy of any national securities exchange or quotation system on which capital stock of the Corporation is traded or quoted on the Corporation's application, the requirements under the Securities Exchange Act of 1934, as amended, or any provision of the Internal Revenue Code of 1986, as amended, or the rules and regulations thereunder (the "Code") applies, in each case for which question the Certificate of Incorporation, these By-laws or the DGCL does not specify a higher voting requirement, that question will be decided by the requisite vote that stockholder approval policy, Exchange Act requirement or Code provision, as the case may be, specifies, or the highest requisite vote if more than one applies.

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        A majority of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote on the question whether to approve the appointment of independent public accountants, if that question is submitted for a vote of stockholders, will be sufficient to approve.

        All other elections, proposals and questions which have properly come before any meeting will, unless the Certificate of Incorporation, these By-laws or applicable law otherwise provides, be decided by a majority of the votes of the shares present in person at the meeting and those represented by proxy and entitled to vote at that meeting.

        Section 1.8.    Inspectors.    At each meeting of the stockholders, the polls shall be opened and closed, the proxies and ballots shall be received and be taken in charge, and all questions touching the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspector or inspectors shall be appointed by the Board of Directors before the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve, shall be appointed in like manner.

        Section 1.9.    Approval or Ratification of Acts or Contracts by Stockholders.    The Board, in its discretion, may submit any act or contract for approval or ratification at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of considering any such act or contract, and, except as applicable law or the Certificate of Incorporation otherwise provides, any act or contract that the holders of shares of stock of the Corporation present in person or by proxy at that meeting and having a majority of the votes entitled to vote on that approval or ratification approve or ratify will, provided that a quorum is present, be as valid and as binding on the Corporation and on all stockholders as if every stockholder had approved or ratified it.

        Section 1.10.    Conduct of Meetings.    The Board may adopt by resolution such rules and regulations for the conduct of meetings of stockholders as it deems appropriate. Except to the extent inconsistent with those rules and regulations, if any, the chairman of any meeting of stockholders will have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of that chairman, are appropriate for the proper conduct of that meeting. Those rules, regulations or procedures, by whomever so adopted, may include the following:

        (a)   the establishment of an agenda or order of business for the meeting;

        (b)   rules and procedures for maintaining order at the meeting and the safety of those present;

        (c)   limitations on attendance at or participation in the meeting to stockholders of record, their duly authorized and constituted proxies or such other persons as the chairman of the meeting may determine;

        (d)   restrictions on entry to the meeting after the time fixed for the commencement thereof; and

        (e)   limitations on the time allotted to questions or comments by participants.

        Except to the extent the Board or the chairman of any meeting otherwise prescribes, no rules of parliamentary procedure will govern any meeting of stockholders.

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ARTICLE II.

Board of Directors.

        Section 2.1.    Number, Classes and Terms of Office.    The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

        The number of directors shall be fixed from time to time by resolution of the Board, but the number thereof shall not be less than three.

        At the 2007 annual meeting of stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2008 annual meeting of the stockholders of the Corporation; at the 2008 annual meeting of the stockholders of the Corporation, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the 2009 annual meeting of the stockholders of the Corporation; and at each annual meeting of the stockholders of the Corporation thereafter, the directors shall be elected for terms expiring at the next succeeding annual meeting of the stockholders of the Corporation.

        In the case of any increase in the number of directors of the Corporation, the additional director or directors shall be elected only by the Board.

        Section 2.2.    Vacancies.    Except as otherwise provided by law, in the case of any vacancy in the Board through death, resignation, disqualification or other cause, a successor to hold office for the unexpired portion of the term of the director whose place shall be vacant, and until the election of his successor, shall be elected only by a majority of the Board then in office, though less than a quorum.

        Section 2.3.    Removal.    Directors of the Corporation may be removed with or without cause.

        Section 2.4.    Retirements.    No director shall continue to serve on the Board beyond the last day of the month in which such director attains the age of 72, except that a former chief executive officer shall not continue to serve on the Board beyond the last day of the month in which the age of 70 is attained. Notwithstanding the foregoing, officer-directors, other than a chief executive officer, shall retire from the Board at the time such officer-director ceases to be a principal officer of the Corporation.

        Section 2.5.    Place of Meetings, etc.    The Board may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law) in such place or places in the State of Delaware or outside of the State of Delaware, as the Board from time to time may determine.

        Section 2.6.    Regular Meetings.    Regular meetings of the Board shall be held at such times as may be fixed by resolution of the Board. The Secretary shall give notice, as provided for special meetings, for each regular meeting.

        Section 2.7.    Special Meetings.    Special meetings of the Board shall be held whenever called by direction of the chairman of the Board, an officer-director, chief executive officer, or a majority of the directors then in office.

        The Secretary shall give notice of each special meeting by mailing the same at least two days before the meeting, or by telegraph, telecopier, electronic transmission or other communications device at least one day before the meeting, to each director; but such notice may be waived by any director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. At any meeting at which every director shall be present, even though without any notice, any business may be transacted.

        Section 2.8.    Telephonic and Other Meetings.    Members of the Board may hold and participate in any Board meeting by means of conference telephone or other communications equipment that permits all persons participating in the meeting to hear each other, and participation of any director in a meeting under this Section 2.8 will constitute the presence in person of that director at that meeting for purposes of these By-laws, except in the case of a director who so participates only for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been called or convened in accordance with applicable law or these By-laws.

        Section 2.9.    Quorum.    A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

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        At any meeting of the Board all matters shall be decided by the affirmative vote of a majority of directors then present, provided, that the affirmative vote of at least one-third of all the directors then in office shall be necessary for the passage of any resolution.

        Section 2.10.    Order of Business.    At meetings of the Board business shall be transacted in such order as, from time to time, the Board may determine by resolution.

        At all meetings of the Board, the chairman of the Board, or in his absence an officer-director designated by the chairman of the Board, or the chief executive officer, in the order named, shall preside.

        Section 2.11.    Compensation of Directors.    Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board or any committee appointed by the Board as the Board may from time to time determine.

        Section 2.12.    Board Committees.

        (a)   The Board may, by resolution or by election of a majority vote, designate one or more Board Committees consisting of one or more of the directors. The Board may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of that committee. The member or members present at any meeting of any Board Committee and not disqualified from voting at that meeting may, whether or not constituting a quorum, unanimously appoint another director to act at that meeting in any place of any member of that committee who is absent from or disqualified to vote at that meeting.

        (b)   The Board by resolution may change the membership of any Board Committee at any time and fill vacancies on any of those committees. A majority of the members of any Board Committee will constitute a quorum for the transaction of business by that committee unless the Board by resolution requires a greater number for that purpose. The Board by resolution may elect a chairman of any Board Committee. The election or appointment of any director to a Board Committee will not create any contract rights of that director, and the Board's removal of any member of any Board Committee will not prejudice any contract rights that member otherwise may have.

        (c)   Under Section 2.12(a) hereof, the Board may designate an executive committee to exercise, subject to applicable provisions of law, any or all of the powers of the Board in the management of the business and affairs of the Corporation when the Board is not in session.

        (d)   Each other Board Committee the Board of Directors may designate under Section 2.12(a) hereof will, subject to applicable provisions of law, have and may exercise all the powers and authorities of the Board to the extent the Board of Directors' resolution designating that committee so provides.

        (e)   Board Committee Rules; Minutes. Unless the Board otherwise provides, each Board Committee may make, alter and repeal rules for the conduct of its business. In the absence of those rules, each Board Committee will conduct its business in the same manner as the Board of Directors conducts its business under Article II. Each committee will keep regular minutes of its meetings and will report the same to the Board of Directors as a whole.

ARTICLE III.

Officers.

        Section 3.1.    Officers.    The principal officers of the Corporation will be elected by the Board and shall include a chief executive officer, president, chief accounting officer, chief financial officer, vice presidents, general counsel, secretary and treasurer. All other offices, titles, powers and duties with respect to principal officers shall be determined by the Board from time to time. Each principal officer who shall be a member of the Board of Directors shall be considered an officer-director.

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        The Board of Directors or any Board Committee or officer designated by it may appoint such other officers as necessary, who shall have such authority and shall perform such duties as from time to time may be assigned to them by or with the authority of the Board of Directors.

        One person may hold two or more offices.

        In its discretion, the Board of Directors may leave unfilled any office.

        All officers, agents and employees shall be subject to removal at any time by the Board of Directors. All officers, agents and employees, other than officers elected by the Board of Directors, shall hold office at the discretion of the committee or of the officer appointing them.

        Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors.

        Section 3.2.    Powers and Duties of the Chief Executive Officer.    Subject to the Board of Directors, the chief executive officer of the Corporation shall be in general charge of the affairs of the Corporation.

        Section 3.3.    Powers and Duties of the President.    Subject to the chief executive officer and the Board of Directors, the president shall have such duties as may be assigned by the Board.

        Section 3.4.    Powers and Duties of the Chief Accounting Officer and Chief Financial Officer.    The chief accounting officer and chief financial officer shall each have such authority and shall perform such duties, as may be assigned by the Board.

        Section 3.5.    Powers and Duties of the General Counsel.    The general counsel shall be the chief consulting officer of the Corporation in all legal matters, and, subject to the Board of Directors, shall have general control of all matters of legal import concerning the Corporation.

        Section 3.6.    Powers and Duties of the Treasurer.    Subject to the officer designated by the Board of Directors, the treasurer shall have custody of all the funds and securities of the Corporation which may have come into the hand of the Corporation; when necessary or proper he or she shall endorse, or cause to be endorsed, on behalf of the Corporation, for collection, checks, notes and other obligations, and shall cause the deposit of same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he or she shall sign all receipts and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he or she may delegate; he or she shall sign all checks made by the Corporation; provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositaries shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign; he or she may sign with the president or a vice president all certificates of shares in the capital stock; whenever required by the Board of Directors, he or she shall render a statement of his or her cash account; he or she shall enter regularly, in books of the Corporation to be kept for the purpose, full and accurate account of all moneys received and paid by him or her on account of the Corporation; he or she shall, at all reasonable times, exhibit his or her books and accounts to any director of the Corporation upon application at his or her office during business hours; and he or she shall perform all acts incident to the position of treasurer.

        The treasurer shall give a bond for the faithful discharge of the assigned duties in such sum as the Board of Directors may require.

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        Section 3.7.    Powers and Duties of Secretary.    The secretary shall keep the minutes of all meetings of the Board of Directors, and the minutes of all meetings of the stockholders, and also (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he or she shall attend to the giving and serving of all notices of the Corporation; he or she may sign with any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors, and affix the seal of the Corporation thereto; he or she shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he or she shall in general perform all the duties incident to the office of secretary, subject to the control of the Board of Directors.

        Section 3.8.    Voting upon Interests in Other Business Entities.    Unless otherwise ordered by the Board of Directors, any person or persons appointed in writing by any of them shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, or at any other meetings of holders of ownership interests in business entities in which the Corporation may hold an interest, including limited liability companies, and at any such meeting shall possess and may exercise any and all rights and powers incident to the ownership of such stock or other interest, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers upon any other person or persons.

        Section 3.9.    Term of Office, etc.    Each officer will hold office until the first regular meeting of the Board in each year (at which a quorum shall be present) held next after the annual meeting of stockholders, and until a successor is elected and qualified or until such officer's earlier resignation or removal. No officer of the Corporation will have any contractual right against the Corporation for compensation by reason of the election or appointment as an officer of the Corporation beyond the date of service as such, except as a written employment or other contract otherwise may provide. The Board may remove any officer with or without cause at any time, but any such removal will not prejudice the contractual rights of that officer, if any, against the Corporation. The Board by resolution may fill any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise for the unexpired portion of the term of that office at any time.

ARTICLE IV.

Capital Stock — Seal.

        Section 4.1.    Certificates of Shares.    The certificates for shares of each class of the capital stock of the Corporation shall be in such form, not inconsistent with the Certificate of Incorporation, as shall be prepared or be approved by the Board or, if and to the extent the Board so authorizes by resolution, may be uncertificated. No certificated shares shall be valid unless it is signed by two principal officers of the Corporation, or one principal officer and an assistant secretary or an assistant treasurer of the Corporation, but where such certificate is signed by a registrar other than the Corporation or its employee the signatures of any such officer and, where authorized by resolution of the Board of Directors, any transfer agent may be facsimiles. In case any officer or transfer agent of the Corporation who has signed, or whose facsimile signature has been placed upon, any such certificate shall have ceased to such be such officer or transfer agent of the Corporation before such certificate is issued, such certificate may be issued by the Corporation with the same effect as though the person or persons were such officer or transfer agent of the Corporation at the date of issue.

        All certificates for each class of capital stock of the Corporation shall be consecutively numbered. The name of the person owning the shares represented thereby, with the class and number of such shares and the date of issue, shall be entered on the Corporation's books.

        All certificates surrendered to the Corporation shall be cancelled, and no new certificate shall be issued until the former certificate for the same class and number of shares of the same class shall have been surrendered and cancelled, except in accordance with procedures established by the Board of Directors or where required by law.

        Section 4.2.    Transfer of Shares.    Shares in the capital stock of the Corporation shall be transferred only on the books of the Corporation by the holder thereof in person, or by his attorney, upon surrender and cancellation of certificates for a like class and number of shares.

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        Section 4.3.    Regulations.    The Board of Directors shall have power and authority to make all such rules and regulations as respectively they may deem expedient, concerning the issue, transfer and registration of certificates for shares of the capital stock of the Corporation.

        The Board of Directors may appoint one or more transfer agents or assistant transfer agents, including the Corporation, and one or more registrars of transfers, including the Corporation, and may require all stock certificates to bear the signature of a transfer agent or assistant transfer agent and a registrar of transfers. The Board of Directors may at any time terminate the appointment of any transfer agent or any assistant transfer agent or any registrar of transfers.

        Section 4.4.    Fixing Date for Determination of Stockholders' Rights.    The Board of Directors is authorized from time to time to fix in advance a date, not exceeding 60 days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, as a record date for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend, or to any such allotment of rights, or to exercise the rights in respect of any such change, conversion or exchange of capital stock, and in such case such stockholders and only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to such notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such record date fixed as aforesaid.

        Section 4.5.    Dividends.    The Board of Directors may from time to time declare such dividends as they shall deem advisable and proper, subject to such restrictions as may be imposed by law and the Corporation's Certificate of Incorporation.

        Section 4.6.    Facsimile Signatures.    In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these By-laws, facsimile signatures of any officer or officers of this Corporation may be used whenever and as authorized by the Board of Directors.

        Section 4.7.    Corporate Seal.    The Board of Directors shall provide a suitable seal, containing the name of the Corporation, which seal shall be in charge of the Secretary. Unless otherwise directed by the Board of Directors, duplicates of the seal may be kept and used by the treasurer or by any assistant secretary or assistant treasurer.

ARTICLE V.

Indemnification.

        Section 5.1.    Right to Indemnification.    The Corporation shall indemnify and hold harmless to the fullest extent permitted by law any person who was or is made or is threatened to be made a party or is involved in any Proceeding whether civil, criminal, administrative or investigative by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all expenses, liability, and loss reasonably incurred or suffered by such person. The Corporation shall indemnify any person seeking indemnity in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors of the Corporation.

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        Section 5.2.    Advancement of Expenses.

        (a)   If and whenever any Indemnitee is, or is threatened to be made, a party to any Proceeding that may give rise to a right of that Indemnitee to indemnification under Section 5.1, the Corporation will advance (unless such advance is in violation of law) all Expenses reasonably incurred by or on behalf of that Indemnitee in connection with that Proceeding within 10 days after the Corporation receives a statement or statements from that Indemnitee requesting the advance or advances from time to time, whether prior to or after final disposition of that Proceeding; provided, however, that the Corporation will have no obligation to advance Expenses if such advance will be in violation of applicable law. Each such statement must reasonably evidence the Expenses incurred by or on behalf of that Indemnitee and include or be preceded or accompanied by an undertaking by or on behalf of that Indemnitee to repay any Expenses advanced if it ultimately is determined that the Indemnitee is not entitled to be indemnified by the Corporation under Section 5.1 against those Expenses. The Corporation will accept any such undertaking without reference to the financial ability of Indemnitee to make repayment. If the Corporation advances Expenses in connection with any Claim as to which an Indemnitee has requested or may request indemnification under Section 5.1 and a determination is made under Section 5.4 that the Indemnitee is not entitled to that indemnification, the Indemnitee will not be required to reimburse the Corporation for those advances until the 180th day following the date of that determination; provided, however, that if the Indemnitee timely commences and thereafter prosecutes in good faith a judicial proceeding or arbitration under Section 5.6 or otherwise to obtain that indemnification, the Indemnitee will not be required to reimburse the Corporation for those Expenses until a determination in that proceeding or arbitration that the Indemnitee is not entitled to that indemnification has become final and nonappealable.

        (b)   The Corporation may advance Expenses under Section 5.2(a) to an Indemnitee or, at the Corporation's option, directly to the Person to which those Expenses are owed, and any Indemnitee's request for an advance under Section 5.2(a) will constitute that Indemnitee's consent to any such direct payment, to Indemnitee's legal counsel or any other Person.

        Section 5.3.    Notification and Defense of Claims.

        (a)   If any Indemnitee receives notice, otherwise than from the Corporation, that the Indemnitee is or will be made, or is threatened to be made, a party to any Proceeding in respect of which the Indemnitee intends to seek indemnification under this Article V, the Indemnitee must promptly notify the Corporation in writing of the nature and, to the Indemnitee's knowledge, status of that Proceeding. If this Section 5.3(a) requires any Indemnitee to give such a notice, but that Indemnitee fails to do so, that failure will not relieve the Corporation from, or otherwise affect the obligations the Corporation may have to indemnify that Indemnitee under this Article V, unless the Corporation can establish that the failure has resulted in actual prejudice to the Corporation.

        (b)   Except as this Section 5.3(b) otherwise provides, in the case of any Proceeding in respect of which any Indemnitee seeks indemnification under this Article V:

          (1)   the Corporation and any Related Enterprise that also may be obligated to indemnify that Indemnitee in respect of that Proceeding will be entitled to participate at its own expense in that Proceeding;

          (2)   the Corporation or that Related Enterprise, or either of them, will be entitled to assume the defense of all Claims, other than (A) Corporation Claims, if any, and (B) other Claims, if any, as to which that Indemnitee shall reasonably reach the conclusion clause (3) of the next sentence describes, in that Proceeding against that Indemnitee by prompt written notice of that election to that Indemnitee; and

          (3)   if clause (2) above entitles the Corporation or that Related Enterprise to assume the defense of any of those Claims and it delivers to that Indemnitee notice of that assumption under clause (2), the Corporation will not be liable to that Indemnitee under this Article V for any fees or expenses of legal counsel for that Indemnitee which that Indemnitee incurs after that Indemnitee receives that notice.

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That Indemnitee will have the right to employ that Indemnitee's own legal counsel in that Proceeding, but, as clause (3) of the preceding sentence provides, will bear the fees and expenses of that counsel unless:

          (1)   the Corporation has authorized that Indemnitee in writing to retain that counsel;

          (2)   the Corporation shall not within a reasonable period of time actually have employed counsel to assume the defense of those Claims; or

          (3)   that Indemnitee shall have (A) reasonably concluded that a conflict of interest may exist between that Indemnitee and the Corporation as to the defense of one or more of those Claims and (B) communicated that conclusion to the Corporation in writing.

        (c)   The Corporation will not be obligated hereunder to, or to cause another Corporation Entity to, indemnify any Indemnitee against or hold that Indemnitee harmless from and in respect of any amounts paid, or agreed to be paid, by that Indemnitee in settlement of any Claim against that Indemnitee which that Indemnitee effects without the Corporation's prior written consent. The Corporation will not settle any Claim against any Indemnitee in any manner that would impose any penalty or limitation on that Indemnitee without that Indemnitee's prior written consent. Neither the Corporation nor any Indemnitee will unreasonably delay or withhold consent to any such settlement the other party proposes to effect.

        Section 5.4.    Procedure for Determination of Entitlement to Indemnification.

        (a)   To obtain indemnification under this Article V, any Indemnitee must submit to the Corporation a written request therefor which specifies the Section or Sections under which that Indemnitee is seeking indemnification and which includes, or is accompanied by, such documentation and information as is reasonably available to that Indemnitee and is reasonably necessary to determine whether and to what extent that Indemnitee is entitled to that indemnification. Any Indemnitee may request indemnification under this Article V at any time and from time to time as that Indemnitee deems appropriate in that Indemnitee's sole discretion. In the case of any request by any Indemnitee for indemnification under Section 5.1 as to any Claim which is pending or threatened at the time that Indemnitee delivers that request to the Corporation and would not be resolved with finality, whether by judgment, order, settlement or otherwise, on payment of the indemnification requested, the Corporation may defer the determination under Section 5.4(c) of that Indemnitee's entitlement to that indemnification to a date that is no later than 45 days after the effective date of that final resolution if the Board concludes in good faith that an earlier determination would be materially prejudicial to the Corporation or a Related Enterprise.

        (b)   On written request by any Indemnitee under Section 5.4(a) for indemnification under Section 5.1, the determination of that Indemnitee's entitlement to that indemnification will be made:

          (1)   if that Indemnitee will be a director or officer of the Corporation at the time that determination is made, under Section 5.4(c) in each case; or

          (2)   if that Indemnitee will not be a director or officer of the Corporation at the time that determination is made, under Section 5.4(c) in any case, if so requested in writing by that Indemnitee or so directed by the Board, or, in the absence of that request and direction, as the Board shall duly authorize or direct.

        (c)   Each determination of any Indemnitee's entitlement to indemnification under Section 5.1 to which this Section 5.4(c) applies will be made as follows:

          (1)   by a majority vote of the Disinterested Directors, even though less than a quorum; or

          (2)   by a committee of Disinterested Directors a majority vote of the Disinterested Directors may designate, even though less than a quorum; or

          (3)   if (A) there are no Disinterested Directors or (B) a majority vote of the Disinterested Directors so directs, by an Independent Counsel in a written opinion to the Board, a copy of which the Corporation will deliver to that Indemnitee;

provided, however, that if that Indemnitee has so requested in that Indemnitee's request for indemnification, an Independent Counsel will make that determination in a written opinion to the Board, a copy of which the Corporation will deliver to Indemnitee.

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        (d)   If it is determined that any Indemnitee is entitled to indemnification under Section 5.1, the Corporation will, or will cause another Corporation Entity to, subject to the provisions of Section 5.4(f):

          (1)   within 10 days after that determination pay to that Indemnitee all amounts (A) theretofore incurred by or on behalf of that Indemnitee in respect of which that Indemnitee is entitled to that indemnification by reason of that determination and (B) requested from the Corporation in writing by that Indemnitee; and

          (2)   thereafter on written request by that Indemnitee, pay to that Indemnitee within 10 days after that request such additional amounts theretofore incurred by or on behalf of that Indemnitee in respect of which that Indemnitee is entitled to that indemnification by reason of that determination.

Each Indemnitee must cooperate with the person, persons or entity making the determination under Section 5.4(c) with respect to that Indemnitee's entitlement to indemnification under Section 5.1, including providing to such person, persons or entity, on reasonable advance request, any documentation or information that is:

          (1)   not privileged or otherwise protected from disclosure;

          (2)   reasonably available to that Indemnitee; and

          (3)   reasonably necessary to that determination.

        (e)   If an Independent Counsel is to make a determination under Section 5.4(c) of entitlement of any Indemnitee to indemnification under Section 5.1, the Board will select the Independent Counsel and give written notice to that Indemnitee which names the person or firm it has selected, whereupon that Indemnitee may, within 10 days after that Indemnitee's receipt of that notice, deliver to the Secretary a written objection to the selection; provided, however, that any such objection may be asserted only on the ground that the person or firm selected is not an "Independent Counsel" as Section 5.11 defines that term, and the objection must set forth with particularity the factual basis for that assertion. Absent a proper and timely objection, the person or firm so selected will act as Independent Counsel under Section 5.4(c). If any such written objection is so made and substantiated, the person or firm so selected may not serve as Independent Counsel unless and until the objection is withdrawn or a court of competent jurisdiction has determined that the objection is without merit.

        If the person or firm that will act as Independent Counsel has not been determined within 30 days after any Indemnitee's submission of the related request for indemnification, either the Corporation or that Indemnitee may petition the Court of Chancery for resolution of any objection that has been made by that Indemnitee to the Board's selection of Independent Counsel or for the appointment as Independent Counsel of a person or firm selected by the Court of Chancery or by such other person or firm as the Court of Chancery designates, and the person or firm with respect to whom all objections are so resolved or the person or firm so appointed will act as Independent Counsel under Section 5.4(c).

        The Corporation will pay any and all reasonable fees and expenses the Independent Counsel incurs in connection with acting under Section 5.4(c), and the Corporation will pay all reasonable fees and expenses incident to the procedures this Section 5.4(e) sets forth, regardless of the manner in which the Independent Counsel is selected or appointed.

        If any Indemnitee becomes entitled to, and does, initiate any judicial proceeding or arbitration under Section 5.6, the Corporation will terminate its engagement of the person or firm acting as Independent Counsel, whereupon that person or firm will be, subject to the applicable standards of professional conduct then prevailing, relieved of any further responsibility in the capacity of Independent Counsel.

        (f)    The amount of any indemnification against Expenses to which any Indemnitee becomes entitled under any provision of this Article V, including Section 5.1, will be determined subject to the provisions of this Section 5.4(f).

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        Each Indemnitee will have the burden of showing that that Indemnitee actually has incurred the Expenses for which that Indemnitee requests indemnification. If the Corporation or a Corporation Entity has made any advance in respect of any Expense incurred by any Indemnitee without objecting in writing to that Indemnitee at the time of the advance to the reasonableness thereof, the incurrence of that Expense by that Indemnitee will be deemed for all purposes hereof to have been reasonable. In the case of any Expense as to which such an objection has been made, or any Expense for which no advance has been made, the incurrence of that Expense will be presumed to have been reasonable, and the Corporation will have the burden of proof to overcome that presumption.

Section 5.5.    Presumptions and Effect of Certain Proceedings.

        (a)   In making a determination under Section 5.4(c) with respect to entitlement of any Indemnitee to indemnification under Section 5.1, the person, persons or entity making that determination must presume that that Indemnitee is entitled to that indemnification if that Indemnitee has submitted a request for indemnification in accordance with Section 5.4(a), and the Corporation will have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

        (b)   The termination of any Proceeding or of any Claim therein, by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, will not, except as this Article V otherwise expressly provides, of itself adversely affect the right of any Indemnitee to indemnification under this Article V or, in the case of any determination under Section 5.4(c) of any Indemnitee's entitlement to indemnification under Section 5.1, create a presumption that that Indemnitee did not act in good faith and in a manner that Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal action or proceeding, that Indemnitee had reasonable cause to believe that that Indemnitee's conduct was unlawful.
        (c)   Any service of any Indemnitee as a Functionary of the Corporation or any Related Enterprise which imposes duties on, or involves services by, that Indemnitee with respect to any Related Enterprise that is an employee benefit or welfare plan or related trust, if any, or that plan's participants or that trust's beneficiaries, will be deemed for all purposes hereof as service at the request of the Corporation, and any action that Indemnitee takes or omits to take in connection with any such plan or trust will, if taken or omitted in good faith by that Indemnitee and in a manner that Indemnitee reasonably believed to be in the interest of the participants in or beneficiaries of that plan or trust, be deemed to have been taken or omitted in a manner "not opposed to the best interests of the Corporation" for all purposes of this Article V.

        (d)   For purposes of any determination under this Article V as to whether any Indemnitee has performed services or engaged in conduct on behalf of any Enterprise in good faith, that Indemnitee will be deemed to have acted in good faith if that Indemnitee acted in reliance on the records of the Enterprise or on information, opinions, reports or statements, including financial statements and other financial information, concerning the Enterprise or any other Person which were prepared or supplied to that Indemnitee by:

          (1)   one or more of the officers or employees of the Enterprise;

          (2)   appraisers, engineers, investment bankers, legal counsel or other Persons as to matters that Indemnitee reasonably believed were within the professional or expert competence of those Persons; and

          (3)   any committee of the board of directors or equivalent managing body of the Enterprise of which that Indemnitee is or was, at the relevant time, not a member;

provided, however, that if that Indemnitee has actual knowledge as to any matter that makes any such reliance unwarranted as to that matter, this Section 5.5(d) will not entitle that Indemnitee to any presumption that that Indemnitee acted in good faith respecting that matter.

        (e)   For purposes of any determination under this Article V as to whether any Indemnitee is entitled to indemnification under Section 5.1, neither the knowledge nor the conduct of any other Functionary of the Corporation or any Related Enterprise shall be imputed to that Indemnitee.

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        (f)    Any Indemnitee will be deemed a party to a Proceeding for all purposes of this Article V if that Indemnitee is named as a defendant or respondent in a complaint or petition for relief in that Proceeding, regardless of whether that Indemnitee ever is served with process or makes an appearance in that Proceeding.

        (g)   If any Indemnitee serves or served as a Functionary of a Related Enterprise, that service will be deemed to be "at the request of the Corporation" for all purposes of this Article V notwithstanding that the request is not evidenced by a writing or shown to have been made orally. In the event the Corporation were to extend the rights of indemnification and advancement of Expenses under this Article V to any Indemnitee's serving at the request of the Corporation as a Functionary of any Enterprise other than the Corporation or a Related Enterprise, that Indemnitee must show that the request was made by the Board or at its authorization.

Section 5.6.    Remedies of Indemnitee in Certain Cases.    (a) If any Indemnitee makes a written request in compliance with Section 5.4(a) for indemnification under Section 5.1 and either:

          (1)   no determination as to the entitlement of that Indemnitee to that indemnification is made before the last to occur of (A) the close of business on the date, if any, the Corporation has specified under Section 5.4(a) as the outside date for that determination or (B) the elapse of the 45-day period beginning the day after the date the Corporation receives that request; or

          (2)   a determination is made under Section 5.4(c) that that Indemnitee is not entitled to that indemnification in whole or in any part in respect of any Claim to which that request related,

that Indemnitee will be entitled to an adjudication from the Court of Chancery of that Indemnitee's entitlement to that indemnification. Alternatively, that Indemnitee, at that Indemnitee's option, may seek an award in arbitration to be conducted by a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association. In the case of any determination under Section 5.5(d) that is adverse to an Indemnitee, that Indemnitee must commence any such judicial proceeding or arbitration within 180 days following the date on which that Indemnitee first has the right to commence that proceeding under this Section 5.6(a) or that Indemnitee will be bound by that determination for all purposes of this Article V.

        (b)   If a determination has been made under Section 5.4 that an Indemnitee is not entitled to indemnification under Section 5.1, any judicial proceeding or arbitration commenced by that Indemnitee under this Section 5.6 will be conducted in all respects as a de novo trial or arbitration on the merits, and that Indemnitee will not be prejudiced by reason of that adverse determination. In any judicial proceeding or arbitration commenced under this Section 5.6, the Corporation will have the burden of proving that the Indemnitee is not entitled to indemnification hereunder, and the Corporation may not, for any purpose, refer to or introduce into evidence any determination under Section 5.4(c) which is adverse to the Indemnitee.

        (c)   If a determination has been made under Section 5.4 that any Indemnitee is entitled to indemnification under Section 5.1, the Corporation will be bound by that determination in any judicial proceeding or arbitration that Indemnitee thereafter commences under this Section 5.6 or otherwise, absent:

          (1)   a misstatement by that Indemnitee of a material fact, or an omission by that Indemnitee of a material fact necessary to make that Indemnitee's statements not materially misleading, in connection with that Indemnitee's request for indemnification; or

          (2)   a prohibition of that indemnification under applicable law.

        (d)   If any Indemnitee, under this Section 5.6 or otherwise, seeks a judicial adjudication of or an award in arbitration to enforce that Indemnitee's rights under this Article V, that Indemnitee will be entitled to recover from the Corporation, and will be indemnified by the Corporation against, any and all expenses, of the types the definition of Expenses in Section 5.11 describes, reasonably incurred by or on behalf of that Indemnitee in that judicial adjudication or arbitration, but only if that Indemnitee prevails therein. If it is determined in that judicial adjudication or arbitration that that Indemnitee is entitled to receive part of, but not all, the indemnification or advancement of expenses sought, the expenses incurred by that Indemnitee in connection with that judicial adjudication or arbitration will be appropriately prorated between those in respect of which this Article V entitles that Indemnitee to indemnification and those that Indemnitee must bear.

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        (e)   In any judicial proceeding or arbitration under this Section 5.6, the Corporation:

          (1)   will not, and will not permit any other Person acting on its behalf to, assert that the procedures or presumptions this Article V establishes are not valid, binding and enforceable; and

          (2)   will stipulate that it is bound by all the provisions of this Article V.

        Section 5.7.    Non-exclusivity; Survival of Rights; Insurance; Subrogation.

        (a)   The rights to indemnification and advancement of Expenses and the remedies this Article V provides are not and will not be deemed exclusive of any other rights or remedies to which any Indemnitee may at any time be entitled under applicable law, the Certificate of Incorporation, any agreement, a vote of stockholders or Disinterested Directors, or otherwise, but each such right or remedy under this Article V will be cumulative with all such other rights and remedies. No amendment, modification or repeal of this Article V or any provision hereof will limit or restrict any right of any Indemnitee under this Article V in respect of any action that Indemnitee has taken or omitted in that Indemnitee's capacity as a Functionary of the Corporation or any Related Enterprise prior to that amendment, modification or repeal. This Article V will not limit or restrict the power or right of the Corporation, to the extent and in the manner applicable law permits, to indemnify and advance expenses to Persons other than Indemnitees when and as authorized by the Board or by other appropriate corporate action.

        (b)   If the Corporation maintains an insurance policy or policies providing liability insurance for directors or officers of the Corporation, each Indemnitee will be covered by the policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director or officer under the policy or policies. If the Corporation receives written notice from any source of a pending Proceeding to which any Indemnitee is a party and in respect of which that Indemnitee might be entitled to indemnification under Section 5.1 and the Corporation then maintains any such policy of which that Indemnitee is a beneficiary, the Corporation will:

          (1)   promptly give notice of that Proceeding to the relevant insurers in accordance with the applicable policy procedures; and

          (2)   thereafter take all action necessary to cause those insurers to pay, on behalf of that Indemnitee, all amounts payable in accordance with the applicable policy terms as a result of that Proceeding;

provided, however, that the Corporation need not comply with the provisions of this sentence if its failure to do so would not actually be prejudicial to that Indemnitee in any material respect.

        (c)   The Corporation will not be liable under this Article V to make or cause to be made any payment of amounts otherwise indemnifiable under this Article V, or to make or cause to be made any advance this Article V otherwise requires it to make or cause to be made, to or for the account of any Indemnitee, if and to the extent that the Indemnitee has otherwise actually received or had applied for the Indemnitee's benefit that payment or advance or otherwise obtained the entire benefit therefrom under any insurance policy, any other contract or agreement or otherwise.

        (d)   If the Corporation makes or causes to be made any payment under this Article V to or for the account of any Indemnitee, it will be subrogated to the extent of that payment to all the rights of recovery of that Indemnitee, who must execute all papers required and take all action necessary to secure those rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce those rights.

15

        (e)   The Corporation's obligation to make or cause to be made any payment or advance under this Article V to or for the account of any Indemnitee with respect to that Indemnitee's service at the request of the Corporation as a Functionary of any Related Enterprise will be reduced by any amount that Indemnitee has actually received as indemnification or advancement of expenses from that Related Enterprise.

        Section 5.8.    Benefit of this Article V.    The provisions of this Article V will inure to the benefit of each Indemnitee and that Indemnitee's spouse, heirs, executors and administrators.

        Section 5.9.    Severability.    If any provision or provisions of this Article V is or are invalid, illegal or unenforceable for any reason whatsoever:

          (1)   the validity, legality and enforceability of the remaining provisions of this Article V, including each portion of any Section containing any such invalid, illegal or unenforceable provision which is not itself invalid, illegal or unenforceable, will not in any way be affected or impaired thereby;

          (2)   such provision or provisions will be deemed reformed to the extent necessary to conform to applicable law and to give the maximum effect to the intent of the Corporation as expressed in this Article V; and

          (3)   to the fullest extent possible, the provisions of this Article V, including each portion of any Section containing any such invalid, illegal or unenforceable provision which is not itself invalid, illegal or unenforceable, will be construed so as to give effect to the intent manifested thereby.

        Section 5.10.    Exceptions to Right of Indemnification or Advancement of Expenses.    No provision in this Article V will obligate the Corporation to pay or cause to be paid any indemnity to or for the account of any Indemnitee in connection with or as a result of:

          (1)   any Claim made against that Indemnitee for an accounting of profits, under Section 16(b) of the Exchange Act or similar provision of state statutory or common law, from the purchase and sale, or sale and purchase, by that Indemnitee of securities of the Corporation or any Related Enterprise; or

          (2)   except for any Claim initiated by that Indemnitee, whether as a cause of action or as a defense to a cause of action under Section 5.6 or otherwise, to enforce or establish, by declaratory judgment or otherwise, that Indemnitee's rights or remedies under this Article V, any Claim initiated by that Indemnitee without the prior authorization of the Board against the Corporation or any Related Enterprise or any of their respective present or former Functionaries.

        Section 5.11.    Definitions.    (a)  For purposes of this Article V:

        "Affiliate" has the meaning Exchange Act Rule 12b-2 specifies.

        "Claim" means any claim for damages or a declaratory, equitable or other substantive remedy, or any other issue or matter, in any Proceeding.

        "Corporation Claim" means, in the case of any Indemnitee, any Claim brought by or in the right of the Corporation or a Related Enterprise against that Indemnitee.

        "Corporation Entity" means any Related Enterprise, other than an employee benefit or welfare plan or its related trust, if any.

        "Court of Chancery" means the Court of Chancery of the State of Delaware.

        "Disinterested Director" means a director of the Corporation who is not and was not a party to the Proceeding, or any Claim therein, in respect of which indemnification is sought by any Indemnitee under this Article V.

        "Enterprise" means any business trust, corporation, joint venture, limited liability company, partnership or other entity or enterprise, including any operational division of any entity, or any employee benefit or welfare plan or related trust.

16

        "Expenses" include all attorneys' fees, retainers, court costs, transcript costs, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, a Proceeding. Should any payments by the Corporation to or for the account of any Indemnitee under this Article V be determined to be subject to any federal, state or local income or excise tax, "Expenses" also will include such amounts as are necessary to place that Indemnitee in the same after-tax position, after giving effect to all applicable taxes, that Indemnitee would have been in had no such tax been determined to apply to those payments.

        "Functionary" of any Enterprise means any director, officer, manager, administrator, employee, agent, representative or other functionary of that Enterprise, including, in the case of any employee benefit or welfare plan, any member of any committee administering that plan or any individual to whom the duties of that committee are delegated.

        "Indemnitee" means at any time any director, officer, employee or agent of the Corporation or any person that is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, limited liability company, enterprise, non-profit entity or other entity including, without limitation, service with respect to employee benefit plans.

        "Independent Counsel" means, in the case of any determination under Section 5.4(c) of the entitlement of any Indemnitee to indemnification under Section 5.1, a law firm, or a member of a law firm, that or who is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent:

          (1)   the Corporation or any of its Affiliates or that Indemnitee in any matter material to any such Person; or

          (2)   any other party to the Proceeding giving rise to a claim of that Indemnitee for that indemnification;

notwithstanding the foregoing, the term "Independent Counsel" does not include at any time any Person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or a Related Enterprise or that Indemnitee in an action to determine that Indemnitee's rights under these By-laws.

        "Person" means any natural person, sole proprietorship, corporation, partnership, limited liability company, business trust, unincorporated organization or association, mutual company, joint stock company, joint venture or any other entity of any kind having a separate legal status or any estate, trust, union or employee organization or governmental authority.

        "Proceeding" includes:

          (1)   any threatened, pending or completed action, suit, arbitration, alternate dispute resolution procedure, investigation, inquiry or other threatened, actual or completed proceeding, whether of a civil, criminal, administrative, investigative or private nature and irrespective of the initiator thereof; and

          (2)   any appeal in any such proceeding.

        "Related Enterprise" means at any time any Enterprise:

          (1)   50% or more of the outstanding capital stock or other ownership interests of which, or the assets of which, the Corporation owns or controls, or previously owned or controlled, directly or indirectly, at that time;

17

          (2)   50% or more of the outstanding voting power of the outstanding capital stock or other ownership interests of which the Corporation owns or controls, or previously owned or controlled, directly or indirectly, at that time;

          (3)   that is, or previously was, an Affiliate of the Corporation which the Corporation controls, or previously controlled, by ownership, contract or otherwise and whether alone or together with another Person, directly or indirectly, at that time; or

          (4)   if that Enterprise is an employee benefit or welfare plan or related trust, whose participants or beneficiaries are present or former employees of the Corporation or any other Related Enterprise.

        Section 5.12.    Contribution.    If it is established, under Section 5.4(c) or otherwise, that any Indemnitee has the right to be indemnified under Section 5.1 in respect of any Claim, but that right is unenforceable by reason of any applicable law or public policy, then, to the fullest extent applicable law permits, the Corporation, in lieu of indemnifying or causing the indemnification of that Indemnitee under Section 5.1, will contribute or cause to be contributed to the amount that Indemnitee has incurred, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement or for Expenses reasonably incurred, in connection with that Claim, in such proportion as is deemed fair and reasonable in light of all the circumstances of that Claim in order to reflect:

          (1)   the relative benefits that Indemnitee and the Corporation have received as a result of the event(s) or transaction(s) giving rise to that Claim; or

          (2)   the relative fault of that Indemnitee and of the Corporation and its other Functionaries in connection with those event(s) or transaction(s).

        Section 5.13.    Submission to Jurisdiction.    Each Indemnitee, by seeking any indemnification or advance of Expenses under this Article V, will be deemed, except with respect to any arbitration that Indemnitee commences under Section 5.6:

          (1)   to have agreed that any action or proceeding arising out of or in connection with this Article V must be brought only in the Court of Chancery and not in any other state or federal court in the United States of America or any court in any other country;

          (2)   to have consented to submit to the exclusive jurisdiction of the Court of Chancery for purposes of any action or proceeding arising out of or in connection with this Article V;

          (3)   to have waived any objection to the laying of venue of any such action or proceeding in the Court of Chancery; and

          (4)   to have waived, and to have agreed not to plead or to make, any claim that any such action or proceeding brought in the Court of Chancery has been brought in an improper or otherwise inconvenient forum. The Corporation shall indemnify and hold harmless to the fullest extent permitted by law any person who was or is made or is threatened to be made a party or is involved in any action, suit, or proceeding whether civil, criminal, administrative or investigative ("proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all expenses, liability, and loss reasonably incurred or suffered by such person. The Corporation shall indemnify any person seeking indemnity in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of the Corporation.

18

ARTICLE VI.

Miscellaneous.

        Section 6.1.    Amendments.    The Board of Directors shall have the power to adopt, amend and repeal the By-laws at any regular or special meeting of the Board, provided that notice of intention to adopt, amend or repeal the By-laws in whole or in part shall have been included in the notice of meeting; or, without any such notice, by a vote of two-thirds of the directors then in office.

        Stockholders may adopt, amend and repeal the By-laws at any regular or special meeting of the stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote thereon, provided that notice of intention to adopt, amend or repeal the By-laws in whole or in part shall have been included in the notice of the meeting.

        Section 6.2.    Offices.    The Corporation's registered office shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may have such other offices within and without the State of Delaware as have heretofore been established or may hereafter be established by or with the authority of the Board. The Corporation's administrative office shall be located at 5555 San Felipe Road, Houston, Texas.

        Section 6.3.    Fiscal Year.    The fiscal year of the Corporation will end on December 31.

        Section 6.4.    Interested Directors; Quorum.    No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other Entity in which one or more of its directors or officers are directors or officers (or hold equivalent offices or positions), or have a financial interest, will be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or Board Committee which authorizes the contract or transaction, or solely because his or her votes are counted for that purpose, if:

          (1)   the material facts as to the relationship or interest of the director or officer and as to the contract or transaction are disclosed or are known to the Board or the Board Committee, and the Board or Board Committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

          (2)   the material facts as to the relationship of the director or officer or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of those stockholders; or

          (3)   the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a Board Committee or the stockholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a Board Committee which authorizes the contract or transaction.

        Section 6.5.    Form of Records.    Any records the Corporation maintains in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time.

        Section 6.6.    Notices; Waiver of Notice.    Whenever any notice is required to be given to any stockholder, director or member of any Board Committee under the provisions of the DGCL, the Certificate of Incorporation or these By-laws, that notice will be deemed to be sufficient if given (a) by telegraphic, facsimile, cable or wireless or electronic transmission or (b) by deposit of the same in the United States mail, with postage paid thereon, addressed to the person entitled thereto at his address as it appears in the records of the Corporation, and that notice will be deemed to have been given on the day of such transmission or mailing, as the case may be.

19

        Whenever any notice is required to be given to any stockholder or director under the provisions of the DGCL, the Certificate of Incorporation or these By-laws, a waiver thereof in writing signed by or by electronic transmission from the person or persons entitled to that notice, whether before or after the time stated therein, will be equivalent to the giving of that notice. Attendance of a person at a meeting will constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, the Board or any Board Committee need be specified in any waiver of notice in writing or by electronic transmission unless the Certificate of Incorporation or these By-laws so require.

        Section 6.7.    Resignations.    Any director or officer of the Corporation may resign at any time. Any such resignation must be made in writing or by electronic transmission to the Corporation and will take effect at the time specified in that writing or electronic transmission, or, if that resignation does not specify any time, at the time of its receipt by the chairman or the secretary. The acceptance of a resignation will not be necessary to make it effective, unless that resignation expressly so provides.

        If an incumbent director who is nominated for re-election to the Board does not receive sufficient votes "for" to be elected in accordance with Section 1.7, that incumbent director shall promptly tender his or her resignation to the Board. The Corporate Governance and Nominating Committee of the Board (the "Corporate Governance and Nominating Committee") shall make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board shall act on the tendered resignation, taking into account the Corporate Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication) its decision regarding the tendered resignation within 90 days from the date of the certification of the election results. The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The director who tenders his or her resignation should not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. If such incumbent director's resignation is not accepted by the Board, such director shall continue to serve until the next annual meeting of the stockholders of the Corporation and until his or her successor is duly elected, or his or her earlier resignation or removal. If a director's resignation is accepted by the Board pursuant to this Section 6.7, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Article Seventh of the Certificate of Incorporation or may decrease the size of the Board pursuant to the provisions of Section 2.1.

        Section 6.8.    Facsimile Signatures.    In addition to the provisions for the use of facsimile signatures these By-laws elsewhere specifically authorize, facsimile signatures of any officer or officers of the Corporation may be used as and whenever the Board by resolution so authorizes.

        Section 6.9.    Reliance on Books, Reports and Records.    Each director and each member of any Board Committee designated by the Board will, in the performance of his duties, be fully protected in relying in good faith on the books of account or reports made to the Corporation by any of its officers, or by an independent certified public accountant, or by an appraiser selected with reasonable care by the Board or by any such committee, or in relying in good faith upon other records of the Corporation.

        Section 6.10.    Certain Definitional Provisions.    (a) In these By-laws:

        "Board" or "Board of Directors" means the board of directors of the Corporation.

        "Board Committee" means any committee of the Board.

        "Certificate of Incorporation" means at any time the original certificate of incorporation of the Corporation as amended and restated from time to time to that time, including each certificate of designation, if any, respecting any class or series of preferred stock of the Corporation.

        "Chairman" or "chairman" means the chairman of the Board.

20

        "DGCL" means the General Corporation Law of the State of Delaware.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Secretary" or "secretary" means the secretary of the Corporation.

        (b)   When used in these By-laws, the words "herein," "hereof" and "hereunder" and words of similar import refer to these By-laws as a whole and not to any provision of these By-laws, and the words "Article" and "Section" refer to Articles and Sections of these By-laws unless otherwise specified.

        (c)   Whenever the context so requires, the singular number includes the plural and vice versa, and a reference to one gender includes the other gender and the neuter.

        (d)   The word "including" (and, with correlative meaning, the word "include") means including, without limiting the generality of any description preceding that word, and the words "shall" and "will" are used interchangeably and have the same meaning.

        Section 6.11.    Captions.    Captions to Articles and Sections of these By-laws are included for convenience of reference only, and these captions do not constitute a part hereof for any other purpose or in any way affect the meaning or construction of any provision hereof.

21

Marathon current report on Form 8-K filed March 6, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 28, 2007

Marathon Oil Corporation (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-5153 (Commission File Number)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

Registrant's telephone number, including area code:        (713) 629-6600

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 28, 2007, the Compensation Committee of our Board of Directors approved the design of the 2007 annual incentive bonus program for the named executive officers. Under the program, each officer will be eligible to receive an incentive compensation bonus for 2007, up to a specified maximum, if the Company achieves the specified target level of performance for one or more of three corporate performance metrics.

If one or more of the corporate performance metrics is achieved, the Compensation Committee will exercise its discretion to award each named executive officer a bonus for 2007, up to the specified maximum. In exercising its discretion, the Compensation Committee will consider the Company's performance relative to two specific upstream performance metrics and two specific downstream performance metrics. In addition, the Compensation Committee will consider each individual officer's performance when awarding their respective bonuses for 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON OIL CORPORATION
March 6, 2007	By:	/s/ JANET F. CLARK
	Name:	Janet F. Clark
	Title:	Executive Vice President and Chief Financial Officer

Marathon current report on Form 8-K filed February 1, 2007 (Items 5.02 and 8.01 only)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 28, 2007

Marathon Oil Corporation (Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	1-5153 (Commission File Number)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road, Houston, Texas (Address of principal executive offices)	77056 (Zip Code)

Registrant's telephone number, including area code:        (713) 629-6600

Not Applicable
Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)
Compensatory Arrangements of Certain Officers

The Compensation Committee (the "Committee") of Marathon's Board of Directors met on January 28, 2007, and approved the vesting of performance shares granted under the 2003 Incentive Compensation Plan for each of the named executive officers below. Vesting of these shares was based entirely on the Company's total shareholder return achieved as compared to the total shareholder return for each of the member companies within the AMEX Oil Index ("XOI") on December 31, 2006, for the period January 1, 2004 through December 31, 2006. For this period, the Company ranked second in total shareholder return. As a result, the Committee vested a number of shares for each officer equal to 183 percent of target in accordance with the pre-established vesting matrix.

The following table sets forth the number of shares vested for each named executive officer:

Number of Shares Vested
Clarence P. Cazalot, Jr.	137,250
Janet F. Clark	41,175
Gary R. Heminger	12,627
Philip G. Behrman	15,921
Steven B. Hinchman	13,908

Item 8.01    Other Events.

On January 29, 2007, Marathon Oil Corporation issued a press release entitled "Marathon Announces Fourth Quarter 2006 Dividend and Increases Share Repurchase Program." Attached as exhibit 99.2 is a copy of the press release in substantially the form released.

Item 9.01    Financial Statements and Exhibits.

(c)
Exhibits

99.2
Press Release dated January 29, 2007, issued by Marathon Oil Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON OIL CORPORATION
February 1, 2007	By:	/s/ MICHAEL K. STEWART
	Name:	Michael K. Stewart
	Title:	Vice President, Accounting and Controller

EXHIBIT INDEX

Exhibit No.	Description
99.2	Press release dated January 29, 2007, announcing Marathon Oil Corporation's fourth quarter 2006 dividend and increase to its share repurchase program

Exhibit 99.2

MARATHON OIL CORPORATION ANNOUNCES FOURTH QUARTER 2006 DIVIDEND AND
INCREASES SHARE REPURCHASE PROGRAM

        HOUSTON, January 29, 2007 — Marathon Oil Corporation (NYSE: MRO) announced today that the Company's board of directors has declared a fourth quarter 2006 dividend of 40 cents per share on Marathon Oil Corporation common stock. The dividend is payable March 12, 2007, to stockholders of record at the close of business on February 21, 2007.

        The Company's board also has authorized the extension of Marathon's share repurchase program by an additional $500 million. Based upon the closing market price of $88.82 per common share on Friday, January 26, this would amount to approximately 1.6 percent of current shares outstanding.

        In January 2006, Marathon announced a $2 billion share repurchase program. As of December 31, 2006, the Company has repurchased approximately 21 million of its common shares at a cost of $1.7 billion. Marathon currently anticipates completing share repurchases covered under this initial $2 billion share repurchase program during the first quarter of 2007, with the additional $500 million in share repurchases completed during the balance of this year. This program may be changed based on the Company's financial condition or changes in market conditions and is subject to termination prior to completion.

        Such purchases would be made during this period as the Company's financial condition and market conditions warrant. Any purchases under the program may be in either open market transactions, including block purchases, or in privately negotiated transactions. The repurchase program does not include specific price targets or timetables. Marathon will use cash on hand, cash generated from operations, or cash from available borrowing to acquire shares. At year-end 2006, Marathon had cash on hand of approximately $2.6 billion. Shares of stock repurchased under the program will be held as treasury shares.

        For more information on Marathon Oil Corporation, visit the company's Web site at www.Marathon.com.

-xxx-

        This release contains forward-looking statements about Marathon's common stock repurchase program. These statements are based on current expectations, estimates and projections and are not guarantees of future performance. Actual results may differ materially from these expectations, estimates and projections and are subject to certain risks, uncertainties and other factors, some of which are beyond the Company's control and are difficult to predict. Some factors that could cause actual results to differ materially are changes in prices of and demand for crude oil, natural gas and refined products, actions of competitors, disruptions or interruptions of the Company's production or refining operations due to unforeseen hazards such as weather conditions, acts of war or terrorist acts and the governmental or military response thereto, and other operating and economic considerations. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2005, and subsequent Forms 10-Q and 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

Media Relations Contacts:	Paul Weeditz	713-296-3910
	Scott Scheffler	713-296-4102
Investor Relations Contacts:	Ken Matheny	713-296-4114
	Howard Thill	713-296-4140

Marathon registration statement on Form 8-A/A filed on July 17, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A
(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARATHON OIL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	25-0996816 (I.R.S. Employer Identification No.)

5555 San Felipe Road Houston, Texas (Address of principal executive offices)	77056-2723 (Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, par value $1.00 per share	New York Stock Exchange
Chicago Stock Exchange

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates (if applicable): Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

        This Registration Statement on Form 8-A/A amends and restates the Form 8 amendment to the Registration Statement on Form 8-B of Marathon Oil Corporation ("Marathon"), filed with the SEC on April 11, 1991.

Item 1.    Description of Registrant's Securities to be Registered.

DESCRIPTION OF CAPITAL STOCK

        Marathon's authorized capital stock consists of:

  •
  1,100,000,000 shares of common stock; and

  •
  26,000,000 shares of preferred stock, issuable in series.

Each authorized share of common stock has a par value of $1.00. The authorized shares of preferred stock have no par value. As of June 30, 2007, 681,275,724 shares of common stock were issued and outstanding, and 54,427,392 shares of common stock were held as treasury shares. As of June 30, 2007, no shares of Marathon's preferred stock were issued and outstanding.

        In the discussion that follows, Marathon has summarized the material provisions of its restated certificate of incorporation and by-laws relating to its capital stock. This discussion is subject to the relevant provisions of Delaware law and is qualified in its entirety by reference to Marathon's restated certificate of incorporation and by-laws. You should read the provisions of the restated certificate of incorporation and by-laws as currently in effect for more details regarding the provisions described below and for other provisions that may be important to you. Marathon has included those documents as exhibits to this registration statement by incorporating them by reference to the exhibits to its current reports on Form 8-K dated April 25, 2007 and May 14, 2007, which Marathon filed with the SEC on April 25, 2007 and May 14, 2007, respectively. You can read and copy those exhibits at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain copies by mail from the public reference room at that address, at prescribed rates. You can also access those exhibits over the Internet at the Web site maintained by the SEC, at http://www.sec.gov, which includes electronic versions of filings Marathon makes with the SEC. You can also request copies of those exhibits, at no cost, by writing or telephoning Marathon at the following address or telephone number:

  Marathon Oil Corporation
  5555 San Felipe Road
  Houston, TX 77056-2723
  Attention: Corporate Secretary
  Telephone: (713) 629-6600

Common Stock

        Each share of Marathon common stock has one vote in the election of each director and on all other matters voted on generally by the stockholders. No share of common stock affords any cumulative voting rights. This means that the holders of a majority of the voting power of the shares voting for the election of directors can elect all directors to be elected if they choose to do so. Marathon's board of directors may grant holders of preferred stock, in the resolutions creating the series of preferred stock, the right to vote on the election of directors or any questions affecting Marathon.

        Holders of common stock will be entitled to dividends in such amounts and at such times as Marathon's board of directors in its discretion may declare out of funds legally available for the payment of dividends. Dividends on the common stock will be paid at the discretion of Marathon's board of directors after taking into account various factors, including:

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  Marathon's financial condition and performance;

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  Marathon's cash needs and capital investment plans;

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  Marathon's obligations to holders of any preferred stock it may issue;

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  income tax consequences; and

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  the restrictions Delaware and other applicable laws then impose.

In addition, the terms of the loan agreements, indentures and other agreements Marathon enters into from time to time may restrict the payment of cash dividends.

        If Marathon liquidates or dissolves its business, the holders of common stock will share ratably in all assets available for distribution to stockholders after Marathon's creditors are paid in full and the holders of all series of its outstanding preferred stock, if any, receive their liquidation preferences in full.

        The common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking or repurchase fund.

        Marathon's outstanding shares of the common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange and trade under the symbol "MRO."

        The transfer agent and registrar for the common stock is National City Bank.

Preferred Stock

        At the direction of its board of directors, without any action by the holders of its common stock, Marathon may issue one or more series of preferred stock from time to time. Marathon's board of directors can determine the number of shares of each series of preferred stock and the designation, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions applicable to any of those rights, including dividend rights, voting rights, conversion or exchange rights, terms of redemption and liquidation preferences, of each series.

        The existence of undesignated preferred stock may enable Marathon's board of directors to render more difficult or to discourage an attempt to obtain control of Marathon by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of its management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock. For example, any preferred stock issued may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Limitation on Directors' Liability

        Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of their directors to them and their stockholders for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations Delaware law authorizes, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Marathon's restated certificate of incorporation limits the liability of the members of its board of directors by providing that no director will be personally liable to Marathon or its stockholders for monetary damages for any breach of the director's fiduciary duty as a director, except for liability:

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  for any breach of the director's duty of loyalty to Marathon or its stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

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  for any transaction from which the director derived an improper personal benefit.

This provision could have the effect of reducing the likelihood of derivative litigation against Marathon's directors and may discourage or deter Marathon's stockholders or management from bringing a lawsuit against its directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Marathon and its stockholders. Marathon's by-laws provide indemnification to its officers and directors and other specified persons with respect to their conduct in various capacities.

Statutory Business Combination Provision

        As a Delaware corporation, Marathon is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder," which is defined generally as a person owning 15% or more of a Delaware corporation's outstanding voting stock or any affiliate or associate of that person, from engaging in a broad range of "business combinations" with the corporation for three years following the date that person became an interested stockholder unless:

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  before that person became an interested stockholder, the board of directors of the corporation approved the transaction in which that person became an interested stockholder or approved the business combination;

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  on completion of the transaction that resulted in that person's becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than stock held by (1) directors who are also officers of the corporation or (2) any employee stock plan that does not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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  following the transaction in which that person became an interested stockholder, both the board of directors of the corporation and the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by that person approve the business combination.

        Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if a majority of the directors who were directors prior to any person's becoming an interested stockholder during the previous three years, or were recommended for election or elected to succeed those directors by a majority of those directors, approve or do not oppose that extraordinary transaction.

Other Matters

        Some of the provisions of Marathon's restated certificate of incorporation and by-laws discussed below may have the effect, either alone or in combination with the provisions of its restated certificate of incorporation discussed above and Section 203 of the Delaware General Corporation Law, of making more difficult or discouraging a tender offer, proxy contest, merger or other takeover attempt that Marathon's board of directors opposes but that a stockholder might consider to be in its best interest.

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        Marathon's restated certificate of incorporation provides that its stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Marathon's by-laws provide that only its board of directors may call a special meeting of its stockholders.

        Marathon's restated certificate of incorporation provides that the number of directors will be fixed from time to time by, or in the manner provided in, its by-laws, but will not be less than three.

        Marathon's by-laws contain advance-notice and other procedural requirements that apply to stockholder nominations of persons for election to the board of directors at any annual meeting of stockholders and to stockholder proposals that stockholders take any other action at any annual meeting. A stockholder proposing to nominate a person for election to the board of directors or proposing that any other action be taken at an annual meeting of stockholders must give Marathon's corporate secretary written notice of the proposal not less than 45 days and not more than 75 days before the first anniversary of the date on which Marathon first mailed its proxy materials for the immediately preceding year's annual meeting of stockholders. These stockholder proposal deadlines are subject to exceptions if the pending annual meeting date is more than 30 days prior to or more than 30 days after the first anniversary of the immediately preceding year's annual meeting. Marathon's by-laws prescribe specific information that any such stockholder notice must contain. These advance-notice provisions may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to Marathon and its stockholders.

        Marathon's restated certificate of incorporation provides that its stockholders may adopt, amend and repeal its by-laws at any regular or special meeting of stockholders by an affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on that action, provided the notice of intention to adopt, amend or repeal the by-laws has been included in the notice of that meeting.

Item 2.    Exhibits.

Exhibit No.	Description of Exhibit
1	Restated Certificate of Incorporation of Marathon Oil Corporation (incorporated by reference to Exhibit 3.1 to Marathon Oil Corporation's Form 8-K, filed on April 25, 2007).
2	By-laws of Marathon Oil Corporation (incorporated by reference to Exhibit 3.2 to Marathon Oil Corporation's Form 8-K, filed on April 25, 2007).
3	Specimen of Common Stock Certificate (incorporated by reference to Exhibit 3.3 to Marathon Oil Corporation's Form 8-K, filed on May 14, 2007).

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MARATHON OIL CORPORATION
By:	/s/ JANET F. CLARK
Janet F. Clark
Executive Vice President and Chief Financial Officer

Date: July 17, 2007

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Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the proxy solicitation agent at:

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